Form 20-F
period 2002-12-31
ELTEK LTD
filed 2003-07-15
CIK 1024672

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

             / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                   (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
             /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       or
          / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____ to _____
                         Commission file number: 0-28884
                                   ELTEK LTD.
              (Exact Name of Registrant as Specified in Its Charter
               and Translation of Registrant's Name Into English)
                                     ISRAEL
                                (Jurisdiction of
                         Incorporation or Organization)
        SGOOLA INDUSTRIAL ZONE, P.O. BOX 159 PETACH TIKVA, 49101, ISRAEL
                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
        None                                            N/A

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                       ORDINARY SHARES, NIS 0.6 PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
    ORDINARY SHARES, PAR VALUE NIS 0.6.............................4,885,651
                            (as of December 31, 2002)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                  Yes /X/ No / /
Indicate by check mark which financial statement item the registrant has elected to follow:
                              Item 17 /X/ Item 18 / /

                                TABLE OF CONTENTS

                                                                                                           Page No.
   ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........................................1
   ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE.........................................................1
   ITEM 3.        KEY INFORMATION.................................................................................1
                  A.    SELECTED FINANCIAL DATA...................................................................1
                  B.    CAPITALIZATION AND INDEBTEDNESS...........................................................4
                  C.    REASONS FOR THE OFFER AND USE OF PROCEEDS.................................................4
                  D.    RISK FACTORS..............................................................................5
   ITEM 4.        INFORMATION ON THE COMPANY.....................................................................15
                  A.    HISTORY AND DEVELOPMENT OF THE COMPANY...................................................15
                  B.    BUSINESS OVERVIEW........................................................................17
                  C.    ORGANIZATIONAL STRUCTURE.................................................................21
                  D.    PROPERTY, PLANTS AND EQUIPMENT...........................................................21
   ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................22
                  A.    OPERATING RESULTS........................................................................22
                  B.    LIQUIDITY AND CAPITAL RESOURCES..........................................................32
                  C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES...........................................35
                  D.    TREND INFORMATION........................................................................36
   ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................39
                  A.    DIRECTORS AND SENIOR MANAGEMENT..........................................................39
                  B.    COMPENSATION.............................................................................41
                  C.    BOARD PRACTICES..........................................................................42
                  D.    EMPLOYEES................................................................................46
                  E.    SHARE OWNERSHIP..........................................................................47
   ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................51
                  A.    MAJOR SHAREHOLDERS.......................................................................51
                  B.    RELATED PARTY TRANSACTIONS...............................................................52
                  C.    INTERESTS OF EXPERTS AND COUNSEL.........................................................53
   ITEM 8.        FINANCIAL INFORMATION..........................................................................53
                  A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION..................................53
                  B.    SIGNIFICANT CHANGES......................................................................54
   ITEM 9.        THE OFFER AND LISTING..........................................................................55
                  A.    OFFER AND LISTING DETAILS................................................................55
                  B.    PLAN OF DISTRIBUTION.....................................................................56
                  C.    MARKETS..................................................................................56
                  D.    SELLING SHAREHOLDERS.....................................................................56
                  E.    DILUTION.................................................................................56

                  F.    EXPENSE OF THE ISSUE.....................................................................56
   ITEM 10.       ADDITIONAL INFORMATION.........................................................................56
                  A.    SHARE CAPITAL............................................................................56
                  B.    MEMORANDUM AND ARTICLES OF ASSOCIATION...................................................56
                  C.    MATERIAL CONTRACTS.......................................................................59
                  D.    EXCHANGE CONTROLS........................................................................59
                  E.    TAXATION.................................................................................60
                  F.    DIVIDEND AND PAYING AGENTS...............................................................71
                  G.    STATEMENT BY EXPERTS.....................................................................71
                  H.    DOCUMENTS ON DISPLAY.....................................................................71
                  I.    SUBSIDIARY INFORMATION...................................................................72
   ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS.....................................72
   ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................72
PART II..........................................................................................................73
   ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................73
   ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................73
   ITEM 15.       CONTROLS AND PROCEDURES........................................................................73
   ITEM 16.       RESERVED.......................................................................................73
PART III.........................................................................................................73
   ITEM 17.       FINANCIAL STATEMENTS...........................................................................73
   ITEM 18.       FINANCIAL STATEMENTS...........................................................................74
   ITEM 19.       EXHIBITS.......................................................................................74

     THE STATEMENTS CONTAINED IN THIS ANNUAL REPORT THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ALSO INCLUDE STATEMENTS IN ITEM 4 - "INFORMATION ON THE COMPANY" AND ITEM 5 - "OPERATING AND FINANCIAL REVIEW AND PROSPECTS." THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM SUCH RESULTS DISCUSSED IN THESE STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH IN THIS ANNUAL REPORT. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT ARE BASED ON INFORMATION AVAILABLE TO US ON THE DATE HEREOF, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS.


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial data for each of the fiscal year ended March 31, 1999 and 2000, the nine-month period ended December 31, 2000, and the fiscal years ended December 31, 2001 and 2002 and as at March 31, 1999 and 2000 and as at December 31, 2000, 2001 and 2002. The financial data in all of the periods other than the fiscal year ended March 31, 1999 and as at March 31, 1999 and 2000 and December 31, 2000 are derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this annual report. These consolidated financial statements have been audited by the firm of Somekh Chaikin, independent public accountants in Israel, a member of KPMG International. The selected financial data for the fiscal year ended March 31, 1999 and as at March 31, 1999 and 2000 and December 31, 2000 are derived from our audited financial statements not appearing in this annual report. Our consolidated financial statements have been prepared in accordance with Israeli GAAP. As applicable to our consolidated financial statements, U.S. GAAP and Israeli GAAP vary in certain significant respects as described in note 25 to the financial statements.

STATEMENT OF OPERATIONS:

                                               ADJUSTED NIS (DECEMBER 2002)
                                                    NINE MONTHS ENDED
                                               YEAR ENDED MARCH 31,   DEC. 31
                                              1999         2000       2000 (1)
ISRAELI GAAP:                              (In thousands, except per share data)
Revenues                                  NIS 99,910 NIS 108,356 NIS 109,685
Cost of revenues                              80,368      90,927      79,676
                                            --------    --------    --------
Gross profit                                  19,542      17,429      30,009
Research and development costs, net               47         255         363
Selling, general and
    administrative expenses                   11,679      12,879      13,063
Amortization of goodwill                       1,266          --          --
                                            --------    --------    --------
Operating income (loss)                        6,550       4,295      16,583
Financial expenses, net                        2,978       1,989       1,215
Income (loss) before other income
    (expenses), net                            3,572       2,306      15,368
Other income (expenses),
    net                                       (3,196)     (5,446)         25
                                            --------    --------    --------
Income (loss) before taxes on income             376      (3,140)     15,393
Taxes on income                                   --          --          --

Net income (loss) after taxes on income .        376      (3,140)     15,393
Minority share in subsidiary's net income         --          --          --
                                            --------    --------    --------
Net income (loss)                            NIS 376  NIS (3,140)  NIS 15,393
                                            ========    ========    ========
Basic and diluted earnings (loss) per NIS
    1 par value of the share capital*       NIS 0.13   NIS (1.08)    NIS 5.18
                                            ========    ========    ========
Total par value of shares used to compute
    basic and diluted net earnings (loss)
    per NIS 1 par value of share               2,852       2,948       2,980
                                            ========    ========    ========

                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 INTO DOLLARS
                                                                      (2)
                                             YEAR ENDED DEC. 31,
                                             2001         2002          2002

Revenues                                 NIS 122,225   NIS 110,111     $23,244
Cost of revenues                             103,282       108,504      22,905
                                            --------      --------    --------
Gross profit                                  18,943         1,607         339
Research and development costs, net              406           118          25
Selling, general and
    administrative expenses                   14,547        15,443       3,260
Amortization of goodwill                          --           298          63
                                            --------      --------    --------
Operating income (loss)                        3,990       (14,252)     (3,009)
Financial expenses, net                        1,834         1,471         311
Income (loss) before other income
    (expenses), net                            2,156       (15,723)     (3,320)
Other income (expenses),
    net                                          732           296          63
                                            --------      --------    --------
Income (loss) before taxes on income           2,888       (15,427)     (3,257)
Taxes on income                                   --           387          82
                                            --------       --------    --------
Net income (loss) after taxes on income .      2,888       (15,814)     (3,339)
Minority share in subsidiary's net income         --           202          43
                                            --------      --------    --------
Net income (loss)                          NIS 2,888   NIS (16,016)$    (3,382)
                                            ========      ========     ========
Basic and diluted earnings (loss) per NIS
    1 par value of the share capital*       NIS 0.98     NIS (5.46)$     (1.15)
                                            ========      ========     ========
Total par value of shares used to compute
    basic and diluted net earnings (loss)
    per NIS 1 par value of share               2,932         2,932       2,932
                                            ========      ========     ========

--------
* Ordinary shares of a par value of NIS 0.6 each.

U.S. GAAP:
Net income (loss)                      NIS 525  NIS (3,140)  NIS 5,393
Basic earnings (loss)
    per share                         NIS 0.11   NIS (0.67)   NIS 3.22
                                      ========   ==========   ========
Weighted average number of shares
    used in basic EPS calculation        4,731        4,731      4,778
                                      ========   ==========   ========
Diluted earnings (loss) per share     NIS 0.11   NIS (0.67)   NIS 3.14
                                      ========   ==========   ========
Weighted average number of shares
    used in diluted EPS calculation      4,742        4,731      4,903
                                      ========   ==========   ========
U.S. GAAP:
Net income
    (loss)                           NIS 2,888 NIS (15,718)   $  (3,319)
Basic earnings (loss)
    per share                         NIS 0.60   NIS (3.22)   $   (0.68)
                                      ========   ==========   =========
Weighted average number of shares
    used in basic EPS calculation        4,825        4,886       4,886
                                      ========   ==========   =========
Diluted earnings (loss) per share     NIS 0.59   NIS (3.22)   $   (0.68)
                                      ========   ==========   =========
Weighted average number of shares
    used in diluted EPS calculation      4,884        4,886       4,886
                                      ========   ==========   =========

                                      ADJUSTED NIS (DECEMBER 2002)

                                  AS AT MARCH 31,      AS AT DEC. 31,
BALANCE SHEETS DATA:              1999         2000        2000 (1)
                                            (In thousands)
Israeli GAAP:
Working capital (deficit)          (3,944)    (2,037)      8,612
Total assets                        76,640     82,312     97,209
Long-term liabilities excluding     10,716     12,690     11,934
  current portion
Shareholders' equity                31,037     27,955     43,513

                                                   CONVENIENCE
                                                   TRANSLATION
                                                   INTO DOLLARS (2)
                                     AS AT DECEMBER 31,
                                  2001         2002        2002
Israeli GAAP:
Working capital (deficit)            7,860    (4,609)      (973)
Total assets                       108,619    107,865     22,771
Long-term liabilities excluding     16,324     22,143      4,674
  current portion
Shareholders' equity                46,980     31,513      6,653

_______________________________

(1) The company changed its fiscal year beginning in fiscal 2000 to a year ending on December 31.

(2) Amounts stated in dollars in this report, except where the context otherwise indicates, have been translated from NIS at a specified rate solely for convenience and should not be construed as representations that the NIS amount actually represents such dollar amount or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from NIS at NIS 4.737 = $1.00, the representative rate of exchange between the NIS and the dollar prevailing on December 31, 2002 as published by the Bank of Israel.

EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in New Israeli Shekels per one dollar. The representative rate is the average between the buying rate and the selling rate of exchange.

     Such rates are provided solely for the convenience of the reader and should not be construed as a representation that NIS amounts actually represent such dollar amounts or that such NIS amounts could have been, or could be, converted into dollars at that rate or at any other rate. Such rates are not used by us in the preparation of our consolidated financial statements included elsewhere herein. See Note 2E to the consolidated financial statements included elsewhere in this annual report.

PERIOD                                                   Average (1)              High              Low          At Period End
Twelve months ended March 31, 1999...................        NIS 3.933          NIS 4.250        NIS 3.653          NIS 4.034
Twelve months ended March 31, 2000...................            4.150              4.276            4.032              4.026
Twelve months ended December 31, 2000................            4.069              4.170            4.008              4.041
Twelve months ended December 31, 2001..................          4.219              4.416            4.067              4.416
Twelve months ended December 31, 2002..................          4.736              4.994            4.437              4.737

__________________

(1) The average of the representative rates on the last business day of each month during the relevant period.

2002                                                               High                    Low
July ................................................           NIS 4.807              NIS 4.637
August ..............................................               4.722                  4.623
September............................................               4.890                  4.679
October..............................................               4.862                  4.738
November.............................................               4.756                  4.634
December.............................................               4.791                  4.632


During the first half of fiscal 2003 there was devaluation of the U.S. dollar against the NIS.

On July 14, 2003, the representative rate was NIS 4.38 = $1.00.

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D. RISK FACTORS

     INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK AND UNCERTAINTY. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE INVESTING IN OUR ORDINARY SHARES. OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED DUE TO ANY OF THE FOLLOWING RISKS. IN THAT CASE, THE VALUE OF OUR ORDINARY SHARES COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO OUR BUSINESS AND MARKET

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY NOT BE ABLE TO RETURN TO PROFITABLE OPERATIONS.

     In the year ended December 31, 2002 we recorded a net loss of NIS 16.0 million ($3.4 million) and at December 31, 2002 our accumulated deficit was NIS
68.9 million ($14.6 million). No assurance can be given that we will be able to return to profitability or maintain profitable operations thereafter.

RAPID CHANGES IN THE ISRAELI AND INTERNATIONAL ELECTRONICS INDUSTRIES AND RECESSIONARY PRESSURE MAY CONTINUE TO ADVERSELY AFFECT OUR BUSINESS.

     Our principal customers include manufacturers of defense and aerospace equipment, medical equipment, telecom and networking equipment and industrial equipment, as well as contract electronic manufacturers. These industry segments, as well as the electronics industry as a whole, are subject to rapid technological changes and products obsolescence. Discontinuance or modification of products containing printed circuit boards, or PCBs manufactured by us could have a material adverse effect on us. In addition, the electronics industry, and more particularly the defense and aerospace industries, which accounted for approximately 42% of our sales in the fiscal year ended December 31, 2002, is subject to sharp economic cycles. Recessionary pressures and other events leading to excess production capacity or a general downturn in the electronics industry, as was experienced by us since 2001, have resulted in intensified price competition, reduced margins and a decrease in unit volume. As a result, our financial condition and results of operations have been adversely affected. There can be no assurance that the weak Israeli and International electronic market will not continue to adversely affect our operating results and financial condition.

BECAUSE COMPETITION IN THE PCB MARKET IS INTENSE, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED.

     The market for PCB products is highly fragmented and is intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. In Israel we mainly compete with PCB Technologies Ltd., Melta Ltd. and several smaller local PCB manufacturers as well as with major international PCB exporters mainly from the U.S., Europe and Asia. Such exporters include Ruwel Werke GmbH, Viasystems B.V., Stevenage Circuit Ltd., Multek GmbH Nan-Ya PCB Corp., Unitech Printed Circuit Corp., Tyco Printed Circuit Group, Sanmina and Dynamic Details Inc. (Thomas Walter Limited and Zlin Electronic Limited) (UK). Most of these competitors have significantly greater financial, technical and marketing resources than us. Since the second quarter of fiscal 2001, we have experienced increased price competition, particularly from our local competitors and to a lesser extent from U.S., European and Asian based PCB manufacturers, due to the continued recession in the international electronics industry, which has resulted in reduced demand for our products. Continued competitive pressures could cause us to lose market share. Currently we are suffering from a significant price erosion that has had a material adverse affect on our operating results. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY.

     Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including (but not limited to) the following:

     o the size and timing of significant orders and their fulfillment;

     o demand for the products produced by our customers;

     o competition with our products;

     o plant utilization;

     o changes in currency fluctuation of the NIS against the U.S. dollar and the Euro;

     o yields in the manufacturing process;

     o timing of expenditures based on projections of future sales;

     o availability of raw materials;

     o the length of our sales cycles;

     o changes in our strategy; and

     o changes in seasonal trends and general domestic and international economic and political conditions.

     Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

     Quarterly sales and operating results are also difficult to forecast because quarterly sales and operating results are dependent, almost exclusively, on the volume and timing of orders during the quarter and our customers generally operate with a short delivery cycle and expect delivery of a significant portion of our production within twenty working days. The delivery of such orders is subject to the number of available working days during the quarter, which can fluctuate significantly from quarter to quarter due to holidays and vacations. Certain prototype and pre-production runs require even shorter turn around times stemming from customers' product launches and design changes. In addition, there are often sudden increases, decreases or cancellations of orders for which there are commitments, which further characterize the electronics industry and the companies that operate in it. The industry practice is to make such changes without forfeiture, except for the time and materials expended on the order.

     Our business involves highly complex manufacturing processes that are subject to periodic failure. Process failures have occurred in the past and have resulted in delays in product shipments. There is no assurance that process failures will not occur in the future. Further, our expenses are, in significant part, relatively fixed in the short-term. If revenue levels fall below expectations, our net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the expenses varies with our revenues. There can be no assurance that we will be able to be profitable on a quarterly or annual basis in the future. An ongoing pattern of cancellations, reductions in orders and delays could have a material adverse effect on our results of operations. Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Although we experienced revenue growth until 2001, we may not be able to generate increased revenues in the future.

WE MAY MEET DIFFICULTY IN REALIZING THE POTENTIAL FINANCIAL OR STRATEGIC BENEFITS OF FUTURE BUSINESS ACQUISITIONS AND INVESTMENTS.

     We believe that the acquisition of and the investment in new subsidiaries will assist us in reaching our goals of focusing on the high end of the PCB market, and in expanding our exports into Europe, the U.S. and India. Any acquisition or investment would present risks commonly encountered in the acquisition of or investment in other businesses. The following are examples of such risks, one or more of which may apply to any such acquisition or investment:

     o difficulty in combining the technology, operations or work force of the acquired business;

     o adverse effects on our reported operating results under Israeli GAAP due to the amortization of goodwill associated with acquisitions;

     o diversion of management attention from running our existing business; and

     o increased expenses, including compensation expenses resulting from newly-hired employees.

OUR RESULTS MAY BE ADVERSELY AFFECTED BY PRODUCT LIABILITY CLAIMS.

     The sale and support of our products may entail the risk of product liability claims, which are likely to be substantial in light of the use of our products in business-critical applications. In the past we were involved in a costly litigation relating to allegedly defective products. If such suits are brought against us in the future, our business, results of operations and financial condition may be adversely affected.

TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT THE MARKET ACCEPTANCE OF OUR PRODUCTS.

     Technological change in the PCB industry is rapid and continual. To satisfy customers' needs for increasingly complex products, PCB manufacturers must continue to develop improved manufacturing processes and invest in new facilities and equipment. To the extent we determine that new technologies and equipment are required to remain competitive, the acquisition and implementation of such technologies and equipment are likely to require significant capital investment. There is no assurance that this capital will be available to us in the future for the acquisition or implementation of new technologies and equipment or that any new manufacturing processes developed by us will become or remain commercially viable. As a result, there can be no assurance we will be able to maintain our current technological position. Furthermore, the PCB industry may in the future encounter competition from new technologies that may reduce demand for PCBs or may render existing technology less competitive or obsolete. There can be no assurance our future process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render our technology, equipment or processes obsolete or uncompetitive.

WE DEPEND ON OUR KEY CUSTOMERS AND THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A LOSS OF SIGNIFICANT AMOUNT OF OUR REVENUES.

     Our top ten customers accounted for 54.4% and 46% of our revenues in the fiscal years ended December 31, 2001 and December 31, 2002, respectively. During the fiscal year ended December 31, 2002, our biggest customer accounted for 8.5%, of our sales. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. There can be no assurance that our principal customers will continue to purchase products from us at current levels or that if we are unable to retain such customers we would be able to attract sufficient new business to compensate for their loss.

WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE TO
US.

     Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors:

     o the timing of orders and deliveries;

     o the purchase of new equipment;

     o the build-up of inventories;

     o the payment terms offered to our customers;

     o the payment terms offered by our suppliers; and

     o approval of additional lines of credit and long-term loans from our banks.

     As of December 31, 2002, we had revolving lines of credit aggregating NIS
15.3 million ($3.2 million) with our banks. The entire amount was outstanding of that date. As of December 31, 2002, we also had NIS 25.7 million ($5.4 million) of long-term loans. We cannot assure you that these credit facilities will remain available to us in the future. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets. The terms of our loan agreements require us to maintain the higher of shareholders' equity of not less than NIS 20.0 million ($4.2 million) or 20% of our balance sheet. As of December 31, 2002, we were not in compliance with the then existing covenants and conditions imposed by our banks, but following a settlement reached with the banks subsequent to the balance sheet date which included revised covenants as above-mentioned, we are now in compliance with such covenants.

     In 2003, we negotiated a new financing plan with our Banks and controlling shareholder. Pursuant to this financing plan the Banks agreed to postpone 60% of our current outstanding obligations, in the amount of NIS 3 .5 million ($742,000) for ten months (from June 1, 2003 to March 31, 2004). The Banks agreed that of this amount, NIS 2.7 million ($567,000) will be paid in 33 payments beginning July 1, 2004 and the payment of NIS 829,000 ($175,000) will be required on or after July 1, 2004. We signed a factoring agreement with Investec (Israel) Ltd. Bank pursuant to which we will be entitled to a $1 million credit line for one year in consideration to the assignment to Investec of an equal amount of our account receivables. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Joseph A. Maiman. The Note will be due in full four years from its issuance date. The Note bears interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the Note, Merhav has the right, at any time, to convert the Note and any accrued interest thereon into ordinary shares of our company at a price of $0.33 per ordinary share. We may at our sole discretion repay the accrued interest on the principal of the Note to Merhav.

     We anticipate that our cash flow from operations and our existing capital resources will be adequate to satisfy our capital requirements for at least 12 months. Our future capital requirements will depend on many factors, including continued progress in our purchase of new production equipment, and our ability to successfully bring this equipment into operation quickly and the continued availability of revolving credit lines from our banks. To the extent that the funds generated from our operations and from our existing capital resources are insufficient to fund our operating and financial requirements, we may be required to raise additional funds through public or private financing or other sources. There can be no assurance that such additional financing will be available or that, if available, it will be obtained on terms favorable to us. Any equity or debt financings, if available at all, may cause dilution to our then-existing shareholders. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares may decrease and the percentage ownership of then current shareholders may be diluted. We do not have any committed sources of additional financing, and there can be no assurance that additional financing, if necessary, will be available on commercially reasonable terms, if at all. If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations and our business, financial condition and results of operations would be materially and adversely affected.

OUR OPERATING MARGIN MIGHT BE AFFECTED AS A RESULT OF PRICE CHANGES OF OUR PRINCIPAL RAW MATERIALS.

     Our suppliers decreased their prices in 2002 for the principal raw materials, laminates and photo-chemical films that we use in the manufacture of PCBs. However, such decreases were offset by the devaluation of the NIS primarily against the U.S. dollar and the Euro. Although our operating margin has not been significantly affected by such price changes and NIS devaluation, we cannot assure you that future price changes in raw materials will not materially affect our profitability.

WE MAY ENCOUNTER DIFFICULTIES WITH OUR INTERNATIONAL OPERATIONS AND SALES THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR SALES AND PROFITABILITY.

     We are based in Israel and generate a large percentage of our sales in Europe. Our sales in Europe accounted for 19.4%, and 19.9% of our revenues in the fiscal years ended December 31, 2001 and December 31, 2002 respectively. In June 2002, we entered into an agreement to acquire 76% of Kubatronik Leiterplatten GmbH, a privately held German PCB manufacturer, or Kubatronik. Although we intend to continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

     International operations are subject to inherent risks, including the following:

     o the impact of possible recessionary environments in multiple foreign markets;

     o unexpected changes in regulatory requirements and complying with a wide variety of foreign laws;

     o tariffs and other trade barriers;

     o difficulties and costs of staffing and managing foreign operations; and

     o political and economic instability.

     However, such factors have not had a material adverse effect on our business, results of operations or financial condition to date. If for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our business could be adversely affected.

     We may be adversely affected by fluctuations in currency exchange rates because our revenues and expenses are incurred in various currencies, primarily the NIS, U.S. dollar and the Euro. In the fiscal year ended December 31, 2001, we engaged in currency hedging transactions, hedging the Euro against the U.S. dollar and the NIS, in an attempt to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. There can be no assurance that we will enter into any hedging transactions in the future or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from sales and, consequently our business, operating results and financial condition.

IF WE ARE FOUND TO BE IN VIOLATION OF ENVIRONMENTAL LAWS, WE COULD BE LIABLE FOR DAMAGES AND COSTS OF REMEDIAL ACTIONS, WHICH MAY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

     We use certain materials in our manufacturing processes that are classified as hazardous substances. Proper waste disposal and environmental regulations are major considerations for PCB manufacturers because metals and chemicals classified as hazardous substances are used in the manufacturing process. We believe we are substantially in compliance with all material environmental laws and regulations. Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards. If, in the future, we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions and could also be subject to revocation of permits necessary to conduct our business or any part thereof. Any such revocation could require us to cease production, which could have a material adverse effect on our financial condition and results of operations. We are also subject to laws relating to the storage, use and disposal of hazardous materials, as well as air quality regulations. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. For example, environmental regulations enacted in Israel in September 2000, provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption. Moreover, according to the same regulations, manufacturing plants are required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, a plant will have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. Since 1996 we have undertaken various actions to reduce the use of water in our manufacturing facilities, which resulted in a reduction of approximately 63% in our water consumption. In order to achieve additional water conservation, we may have to invest in a water recycling system.

RISKS RELATING TO OUR OPERATIONS IN ISRAEL

CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

     We are incorporated under the laws of, and our offices as well as our production facilities are located in, the State of Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries had announced their intentions to establish trade and other relations with Israel, no additional peace agreements have been entered into. There has been a significant deterioration in the relationship between Israel and the Palestinian Authority since September 2000, and the peace process between the parties has stagnated. Since the beginning of 2002, there has been a marked acceleration in the number and frequency of hostile incidents, including numerous lethal suicide attacks in Israel. In response, the Israeli Army has made incursions into Palestinian-controlled cities, towns and refugee camps. The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and a material adverse effect on our business and us. Further expansion of hostilities might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.

SOME OF OUR DIRECTORS, OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM ANNUAL MILITARY RESERVE DUTY IN ISRAEL. WE CANNOT ASSESS THE POTENTIAL IMPACT OF THESE OBLIGATIONS ON OUR BUSINESS.

     Approximately 20% of our directors, officers and employees are male adult citizens and permanent residents of Israel under the age of 45 who are obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business and we cannot predict the effect on us of any expansion or reduction of these obligations.

OUR RESULTS OF OPERATIONS MAY BE HARMED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NIS AGAINST THE U.S. DOLLAR.

     In the fiscal years ended December 31, 2001 and December 31, 2002 approximately 38% and 46% respectively, of our expenses were in U.S. dollars, Euros, dollar-linked NIS or Euro-linked NIS and virtually most of the remaining expenses were in non-linked NIS. Our expenses, which are denominated in dollars or paid in Israeli currency linked to the dollar-NIS exchange rate, are influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 1.3% in 1999, 0% in 2000, 1.4% in 2001 and 6.5% in 2002. At the same time, the devaluation of the NIS against the dollar was (0.2%) in 1999, (2.7%) in 2000 9.3% in 2001 and 7.3 % in 2002. We
believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

WE MAY BE ADVERSELY AFFECTED BY THE TAX REFORM IN ISRAEL.

     On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

SERVICE AND ENFORCEMENT OF LEGAL PROCESS ON US AND OUR DIRECTORS AND OFFICERS MAY BE DIFFICULT TO OBTAIN.

     Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

     There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

RISK FACTORS RELATED TO OUR ORDINARY SHARES

OUR SHARE PRICE HAS BEEN VERY VOLATILE IN THE PAST AND MAY CONTINUE TO BE SUSCEPTIBLE TO SIGNIFICANT MARKET PRICE AND VOLUME FLUCTUATIONS IN THE FUTURE.

     Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

     o quarterly variations in our operating results;

     o operating results that vary from the expectations of securities analysts and investors;

     o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     o announcements of technological innovations or new products by us or our competitors;

     o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     o changes in the status of our intellectual property rights;

     o announcements by third parties of significant claims or proceedings against us;

     o additions or departures of key personnel;

     o future sales of our ordinary shares; and

     o stock market price and volume fluctuations.

     Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

WE MAY BE DELISTED FROM THE NASDAQ SMALLCAP MARKET IF WE FAIL TO MEET ITS MAINTENANCE REQUIREMENTS.

     We must comply with certain Nasdaq SmallCap Market maintenance requirements in order to maintain the listing of our ordinary shares on the Nasdaq SmallCap Market. Currently we comply with all of the requirements but we cannot assure you that we will be able to fulfill the maintenance requirements in the future. Should we fail to fulfill such requirements, our ordinary shares will be delisted from the Nasdaq SmallCap Market and transferred to the Nasdaq Bulletin Board.

ANTI-TAKEOVER PROVISIONS COULD NEGATIVELY IMPACT OUR SHAREHOLDERS.

     Some of the provisions of Israeli law could:

     o discourage potential acquisition proposals;

     o delay or prevent a change in control over us; and

     o limit the price that investors might be willing to pay in the future for our ordinary shares.

     Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

     Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

     Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

     These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

WE DO NOT INTEND TO PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated under the laws of the State of Israel on January 1, 1970 for an indefinite term. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at Sgoola Industrial Zone, Petach Tikva 49101, Israel, and our telephone number is 972-3-939-5025. Our address on the Internet is www.eltekglobal.com. The information on our website is not incorporated by reference into this annual report.

     We manufacture and supply technologically advanced circuitry solutions for use in sophisticated and compact electronic products. We provide specialty services and are a solution provider in the printed circuit board, or PCB, business mainly in Israel and in Europe. PCB are platforms that conduct electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications.

     We design and develop innovative manufacturing solutions pursuant to complex interconnect requirements of original equipment manufacturers, and provide our customers with a wide range of custom designed PCBs, including complex rigid, double-sided and multi-layer PCBs as well as flexible circuitry (flex and flex-rigid boards) made of glass epoxy and high-performance substrates. To complement our quick-turnaround, prototype, pre-production and low to medium volume production capability and provide our customers with single source service, we also act as an agent for the importation of PCBs from the Far East when customers require high volume production runs or technologically less complex products.

     In July 2000, we adopted a plan for the investment of approximately $7.0 million over a two-year period for the purchase of equipment and facilities in order to create the capacity and capability to offer our customers the new state-of-the-art PCB technology known as high density interconnect, or HDI. This technology enables manufacturers to produce PCBs with line width and spaces as narrow as 2-3 mils and hole diameters of 3 to 6 mils. As part of this investment, we have purchased and leased several key machines, including a laser drilling system for microvia holes, a laser direct imaging system for transferring conductor images as narrow as 2 mils, upgraded our plating lines for enhanced capacity and capability, and acquired a vacuum press, flying probe electrical testers, an automated optical inspection system, an exposure system, a laser plotter and an horizontal line for black oxide substitution using the Alpha Prep process. We began to supply PCBs utilizing the HDI technology to select customers in August 2000. We completed this investment plan in 2002.

     In 2002 we continued to focus on the sale of flex-rigid, high density interconnect (HDI) and special different base materials PCBs. Such products accounted for $11.4 million or 49% of our total sales in the fiscal year ended December 31, 2002 as compared to $10.8 million or 41.9% of our total sales in the fiscal year ended December 31, 2001.

     In June 2002, we acquired 76% of Kubatronik Leiterplatten GmbH - a privately held German PCB manufacturer for approximately $2.6 million. Kubatronik Leiterplatten GmbH, or Kubatronik, specializes in manufacturing short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment and computer and data storage equipment as well as contract electronic manufacturers. Kubatronik management and employees remained with the company following the acquisition. We believe that this acquisition will facilitate our entry into the German market, while complementing our existing relationships throughout the rest of Europe. We also believe that this acquisition will provide us with capable employees, as well as additional sales and marketing channels.

     For further information concerning our capital expenditures in 2002 see
Item 4 D. "Information on the Company -- Property, Plants and Equipment."

     Until fiscal 2000, our fiscal year ended on March 31. In calendar year 2000, we changed our fiscal year to a year ending on December 31. As a result, in fiscal 2000 we reported our financial results for a nine-month-period, which began on April 1 and ended on December 31.

B. BUSINESS OVERVIEW

INDUSTRY OVERVIEW

     PCBs are constructed from a variety of raw materials. PCBs can be double-sided or multi-layered and made of rigid, flexible or flex-rigid materials. In essence, they are platforms that conduct electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors. Photographic type processes transfer the images of the electrical circuit onto the layers, and chemical processes etch these lines on the boards. There are several broad categories of PCBs:

     o RIGID PCBS. Rigid PCBs are the core product of the industry and can be found in virtually every electronics device. The layer count of these products generally ranges from one to thirty-two layers.

     o FLEXIBLE OR FLEX-RIGID PCBS. Flexible boards are thin, light-weight circuits used to interconnect other circuit boards and electronic devices within electronic equipment. They are similar to rigid circuit board products and generally range from one to thirty-two layers, however, unlike rigid boards, flexible and flex-rigid boards provide solutions for electronic systems that impose space and shape restrictions and for systems in which reliability of connectivity is crucial. These products are often found in military applications (primarily avionics), measurement equipment and the automotive industry, among other uses.

     o BACKPLANES. Backplanes are large, high-density circuit boards with design features such as tight tolerance finished hole sizes that require precise process controls. These products are commonly known as "motherboards" on which connectors are mounted to receive and interconnect other PCBs and can be found primarily in telecommunications applications.

     PCB manufacturers can generally be classified based on two parameters, product sophistication and service sophistication. Product sophistication is evident in the capability of a PCB manufacturer to offer products with higher layer counts and more complex construction, as well as in the line width and the spacing of lines on the circuit boards. The new state-of-the-art HDI technology enables manufacturers to produce PCBs with line width and spaces as narrow as 2-3 mils and hole diameters of 3 to 6 mils.

     MANUFACTURING AND ENGINEERING PROCESSES

     In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness. Realizing the need for advanced equipment, we began to reorganize our plant layout, improve our infrastructure and buy new equipment in 1993. During the five years ended December 31, 2002, we invested approximately $13.2 million for these purposes (not including the investments of Kubatronik).

     MANUFACTURING CAPABILITIES. We have the capability to manufacture PCBs with layer counts in excess of 30 layers, blind and buried vias and designs using materials as thin as .002 inches. We have established our HDI advanced capabilities after a two-year period of research and development followed by a significant investment in HDI production capacity. As of August 31, 2000, we began to supply HDI products to selected customers. We are able to produce short runs of five to thirty PCBs within three to five working days, a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits. In the fiscal year ended December 31, 2002, approximately 67% of our manufactured products were ordered for delivery in less than 20 working days, of which approximately 34% were ordered for delivery in less than ten working days and approximately 15% in less than five working days.

     COMPUTER AIDED DESIGN/COMPUTER AIDED MANUFACTURING. We utilize a state-of-the-art computer aided design system of Frontline Ltd. an Israeli based company jointly owned by Orbotech Ltd. and Valor Ltd., and can receive computer aided design data by electronic data transmission. Our computer aided design workstations perform design rule checks on transmitted designs, incorporate any customer-specific design modifications and perform manufacturability enhancements that increase PCB quality.

     ADVANCED FINISHING CAPABILITIES FOR DENSE PACKAGING DESIGNS. We provide a wide assortment of alternative surface finishes, including hot air solder leveling, electroless gold over nickel, and Entek, which is produced by Enthone-Omi Inc., for the attachment of high pin count interconnect devices.

     OTHER ADVANCED PROCESS CAPABILITIES. We provide fabrication of dense multi-layer PCBs. We use advanced inner-layer production line pressing, drilling equipment and clean room environments to produce technologically advanced products.

     QUALITY STANDARDS. Our quality management system has been ISO 9001:2000 certified since July 2002. This certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards. We have obtained United States Department of Defense Qualified Product List, or QPL, approval (MIL-PRF-55110F and MIL-P-50884D) for our products. Since 1976 our Glass Epoxy (FR4) Boards have had UL approval.

SALES, CUSTOMERS AND MARKETING

     SALES. In the fiscal year ended December 31, 2001 and December 31, 2002, the primary industries for which we produced PCBs were defense and aerospace equipment (39% and 42% of production, respectively), medical equipment (22% and 20% of production, respectively), telecom and networking equipment (22% and 20% of production, respectively) and industrial equipment (8% and 9% of production, respectively) as well as for contract electronic manufacturers (4% and 6% of production, respectively).

     CUSTOMERS. During the fiscal year ended December 31, 2002, we provided PCBs to approximately 300 Israeli customers and approximately 200 customers outside of Israel (including Kubartronik's customers). Our customers outside of Israel are located primarily in Germany, the Scandinavian countries and the United Kingdom. Sales to non-Israeli customers increased from $5.3 million (20.6% of revenues) in the fiscal year ended December 31, 2001 to $5.6 million (24.2% of revenues) in the fiscal year ended December 31, 2002.

     In the fiscal years ended December 31, 2001 and 2002, our biggest customer accounted for 12.2% and 8.5% of our sales, respectively. Our ten largest customers accounted for 54.4% and 46% of our sales in the fiscal years ended December 31, 2001 and 2002, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

     MARKETING. We market and sell our products primarily through our direct sales staff located in Israel, which currently consists of five sales personnel. The marketing of our products in Europe is generally done by Kubartronik and our two European sales agents. In 2002 we initiated marketing efforts in the U.S. in order to extend the demand for our flex rigid and HDI PCBs. We currently are marketing our products in the U.S. through a sales manger who is supported by seven representatives. In 2001, we initiated marketing efforts in India through a local sales agent. In June 2002, we signed an agreement to purchase 76% of Kubatronik. Kubatronik facilitate our entry into the German market while complementing our existing relationships throughout the rest of Europe. We also maintain an internal sales and customer service support system that works with our outside sales personnel to initiate, promote and maintain our relationships with customers.

     Our strategy is to focus on the high end of the PCB market, in which margins are significantly better. We also initiated a program to upgrade our processes by implementing high-quality standards, employee training and special training activities for clients. We are expanding our export marketing efforts in Europe, mainly in Germany as well as in the U.S. Marketing efforts include the distribution of promotional items, seminars for engineers, technical information supplied to business publications and participation in trade shows and industry conferences.

MATERIALS AND SUPPLIES

     The materials used in the production of PCBs are primarily laminates (copper clad, with an isolating core separating them), photo-chemical films, chemicals and inks. Most of the materials we use are produced in Europe. A majority of the materials are purchased directly from the producer while others are purchased from local distributors.

     Although we use a select group of suppliers, the materials used to manufacture PCBs generally are readily available from multiple suppliers. After an increase in prices in 2001, our suppliers decreased their prices in 2002 for the principal raw materials we use in the manufacture of PCBs. However, such decrease has been offset by the devaluation of the NIS primarily against the U.S. Dollar and the Euro. Although to date our profitability has not been significantly affected by such price decrease and NIS devaluation, we cannot assure you that future price changes in raw materials will not materially affect our profitability.

COMPETITION

     The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue. In Israel, we principally compete with P.C.B. Technologies Ltd., Melta Ltd. and several smaller local PCB manufacturers as well as with major PCB exporters from the United States and Europe. Such exporters include Ruwel Werke GmbH (Germany), Viasystems B.V. (Netherlands), Stevenage Circuit Ltd. (U.K.), Multek GmbH (Germany), Nan-Ya PCB Corp. (Taiwan), Unitech Printed Circuit Corp. (Taiwan), Tyco Printed Circuit Group (U.S.), Sanmina, Inc. (U.S.) and Dynamic Details Inc. (Thomas Walter Limited and Zlin Electronic Limited) (UK). We compete principally in the market for complex, rigid multi-layer PCBs. Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights. Since the second quarter of fiscal 2001, we have experienced increased price competition particularly from our local competitors and to a lesser extent from U.S., European and Asian based PCB manufacturers, due to continued recession in the international electronics industry, which results in reduced demand for our products. Price competition as well as increased PCB production capacity in Asia (mainly in Taiwan and China), negatively affected our revenues in the fiscal year ended December 31, 2002. Continued competitive pressures could cause us to lose market share. Currently we are suffering from a significant price erosion that has had a material adverse affect on our operating results.

ENVIRONMENTAL MATTERS

     Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

     PCB manufacturing requires the use of metals and chemicals classified as hazardous substances. Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems. Environmental regulations enacted in Israel in September 2000 provide that a company, which is found discharging water containing contaminates, will be liable to pay quadruple the amount normally charged for its water consumption. We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities. In 1998, we installed a new sewer system to improve our treatment systems. We believe the waste treatment systems at our facilities are substantially in compliance with all material applicable environmental laws and regulations. There is no assurance, however, that violations will not occur in the future. We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial. According to these regulations, manufacturing plants are required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, an owner of a plant would have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. Since 1996, we have undertaken various actions to reduce the use of water in our manufacturing facilities, which resulted in a reduction of approximately 63% in our water consumption. In order to achieve additional water conservation, we may have to invest in a water recycling system.

INTELLECTUAL PROPERTY RIGHTS

     Our success depends in part on our proprietary techniques and manufacturing expertise, particularly in the area of complex multi-layer and flex-rigid PCBs. Like many companies in the PCB segment of the electronics industry, we do not hold any patents and rely principally on trade secret protection of our intellectual property. We believe that, because of the rapid pace of technological change in the electronics industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services that we provide.

C. ORGANIZATIONAL STRUCTURE

     In June 1999 we established Eltek Europe Ltd., as a wholly owned subsidiary incorporated in the United Kingdom, to manage our marketing activities in Europe. Since July 31, 2002, Eltek Europe Ltd. is inactive and the marketing activities in Europe are currently managed form Israel and Germany.

     In May 2002 we established En-Eltek Netherlands 2002 B.V., a wholly owned subsidiary incorporated in the Netherlands, in connection with our acquisition of a 76% interest in Kubatronik. Kubatronik is a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment and computer and data storage equipment as well as contract electronic manufacturers. Mr. Alois Kubat, Kubatronik's founder, holds the remaining 24% interest in such company.

D. PROPERTY, PLANTS AND EQUIPMENT

LEASED FACILITIES

     Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 74,700 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel. Our intention to lease approximately 15,300 additional square feet in the same building for future development and the expansion of our manufacturing area was postponed to 2004 since the space is not ready for our use. The lease for our facilities expires in December 31, 2011. A lease for an adjoining 10,000 square feet parking area expires on December 31, 2006. In the fiscal year ended December 31, 2002, we paid NIS 2.7 million ($580,000) in rent for these premises.

     Kubatronik's executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany. The lease for their facilities expires in June 30, 2008. A lease for an adjoining 8,000 square feet parking area expires on December 31, 2010. Since our acquisition of Kubartronik's shares in June 2002, it paid NIS 229,000 ($48,000) in rent for these premises.

     Our U.K.-based subsidiary was located in a 366 square foot office space in Dundee, U.K. The lease for this facility expired in November 30, 2002. Our annual cost for the U.K. facility was approximately $4,500 in the fiscal year ended December 31, 2002.

LEASED EQUIPMENT

     We lease manufacturing equipment from Orbotech Ltd under two operating lease agreements pursuant to which we have the obligation to pay a total of NIS
6.6 million ($1.4 million) through June 2008. Our monthly lease expense is approximately NIS 104,000 ($22,000) linked to the U.S. dollar.

     Kubatronik leases manufacturing equipment under operating lease agreement pursuant to which it has the obligation to pay a total amount of 81,000 Euro ($85,000). The agreement will expire on May 31, 2005.

INVESTMENT IN EQUIPMENT AND INFRASTRUCTURE

     In 2002 we invested NIS 9.4 million ($2 million) in capital expenditures. Almost all of our capital expenditures were allocated toward the purchase of production and manufacturing equipment as well as computer hardware and software in the amount of NIS 8.3 million ($1.8 million) and leasehold improvements in the amount of NIS 1 million ($207,000).

     In July 2000, we adopted a plan pursuant to which we invested approximately $6.0 million over a two-year period to purchase equipment and facilities in order to create the capacity and capability to offer our customers HDI products. As part of this investment, we purchased and leased several key machines, including a laser drilling system for microvia holes and a laser direct imaging system for transferring conductor images as narrow as 2 mils, upgraded our plating lines for enhanced capacity and capability, and acquired a vacuum press, flying probe electrical testers, an automated optical inspection system, an exposure system, a laser plotter and horizontal line for black oxide substitution using the Alpha Prep process. We completed this investment plan in 2002.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

     The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report.

CRITICAL ACCOUNTING POLICIES

     We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

     The significant accounting policies listed in Note 2 of our consolidated financial statements that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operation under generally accepted accounting principles are discussed below.

     Our financial statements have been prepared in accordance with generally accepted accounting principles, or GAAP in Israel, which are vary in certain significant respects from U.S. GAAP, as described in note 25 to the financial statements.

     FINANCIAL STATEMENTS IN ADJUSTED ISRAELI CURRENCY

     We present our consolidated financial statements on the basis of the NIS adjusted for the changes in the general purchasing power of the Israeli currency. Such adjustments are in accordance with opinions of the Institute of Certified Public Accountants in Israel. The adjusted values of non-monetary assets does not purport to reflect their fair value but rather their historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency. The meaning of the term "cost" in our financial statements is "adjusted cost."

     Comparative figures were adjusted on the basis of Israeli consumer price index or CPI published for December 31, 2002.

     Non-monetary assets and liabilities (such as fixed assets and share capital) in our balance sheet have been adjusted for changes in the CPI index between the month the transaction occurred and December 2002.

     Monetary assets and liabilities are presented at their nominal value. Comparative figures were adjusted on the basis of the index published for December 2002.

     In our statement of operations income and expense items related to non-monetary items (such as depreciation and write-off of goodwill), or to allowances that have been established in the balance sheet (such as accruals for severance obligations and for vacation benefits) have been adjusted for changes in the CPI for the related balance sheet item. Other income and expense items, except for finance income and expenses, net, have been adjusted for changes in the CPI index between the month the transaction occurred and December 2002. The financing component in our statement of operations represents financing income and expenses in real terms, as well as the affects of inflation on monetary items during the period. The amount of gain or loss resulting from the affects of inflation on monetary assets and liabilities is included as part of financing income or expenses.

     INVENTORIES

     Inventories are recorded at the lower of cost or market value. The cost of raw materials is determined on a moving average basis. The cost of work-in process and completed products is determined on a direct production cost, plus allocated indirect expenses, all of which are on average basis.

     FIXED ASSETS

     Assets are recorded at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation range from 5% to 33% per year. We have capitalized certain software development costs in accordance with SOP 98-1. The SOP provides that the development costs of applications are to be capitalized to the asset, including development costs of software intended to create new means of access to old data or to convert it. The expenses that can be capitalized are direct outside expenses for the consumption of materials and services.

     GOODWILL

     Until fiscal 1999 goodwill was amortized on a straight-line basis over a period of ten years. In the fiscal year ended March 31, 2000, we wrote off our outstanding goodwill. Our goodwill as of December 31, 2002 is the surplus of our investment in Kubatronik over the acquired part of its shareholder's equity.

     Under Israeli GAAP, goodwill is amortized on a straight-line basis over 10 years. Under U.S. GAAP, goodwill is no longer amortized but evaluated for impairment in accordance with SFAS 142.

     DEFERRED TAXES

     We do not record deferred tax assets for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carry forwards because such temporary differences are not expected to be recovered in the foreseeable future.

     REVENUE RECOGNITION

     We recognize revenues from sales of products upon delivery. Commission income is accounted for on the accrual basis. We accrue estimated warranty costs based on our historical experience.

SIGNIFICANT COSTS AND EXPENSES

     COST OF REVENUES. Cost of revenues for products consists primarily of costs of materials and non-manufactured products, payroll and related benefits, manufacturing expenses and depreciation.

     RESEARCH AND DEVELOPMENT COSTS, NET. Research and development costs, net of grants from the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, are expensed as incurred.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of compensation and related expenses for sales, marketing and administrative personnel, travel expenses and trade show exhibit expenses, professional services, office maintenance, export expenses, vehicle maintenance expenses, depreciation of office equipment and commissions.

     FINANCIAL EXPENSES, NET. Financial expenses consist of interest expenses for short-term and long-term loans and currency translation expenses adjustments.

     OTHER INCOME (EXPENSES), NET. Other income (expenses), net consist primary of net capital gains or losses and other irregular income or expenses.

     TAXES ON INCOME. Under Israeli tax law, Israeli companies are generally subject to income tax at the corporate tax rate of 36%. However, income recognized by us from our investment program which has been granted "approved enterprise" status is tax exempt or taxed at a lower rate for a specified period commencing the date we begin to report taxable income and exhaust any net operating loss carry forwards. These tax benefits are not available to us with respect to any income of our foreign subsidiary.

     Kubatronik is subject to German corporate tax of approximately 38%.

     MINORITY SHARE IN SUBSIDIARY'S NET INCOME. Minority share in subsidiary's net income consists of the 24% equity interest in Kubatronik that was not acquired by us.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected financial information as a percentage of our total revenues:

                                          Nine Month     Fiscal Year      Fiscal Year
                                         Period Ended  Ended December  Ended December 31
                                         December 31,        31,
                                             2000           2001             2002
Revenues...............................     100.0%         100.0%           100.0%
Cost of revenues.......................      72.7           84.5             98.5
                                             ----           ----             ----
Gross profit...........................      27.3           15.5              1.5
Research and development costs,  net...       0.3            0.3              0.1
Selling, general and administrative
      expenses.........................      11.9           11.9             14.0
Amortization of goodwill                      -              -                0.3
                                             ----           ----             ----
Operating income(loss).................      15.1            3.3            (12.9)
Financial expenses, net................       1.1            1.5              1.4
Other income (expenses), net...........       --             0.6              0.3
Income (loss) before taxes on income...      14.0            2.4            (14.0)
Taxes on income........................       --             --               0.4
                                             ----           ----             ----
Income (loss) after taxes on income          14.0            2.4            (14.4)
   Minority share in subsidiary's net
   income..............................       --              --              0.2
                                             ----           ----             ----
Net income (loss)......................      14.0%           2.4%           (14.6)
                                             ====            ===            =====

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2001

     REVENUES. Revenues decreased 10% to NIS 110.1 million ($23.2 million) in the fiscal year ended December 31, 2002 from NIS 122.2 million in the fiscal year ended December 31, 2001. The decrease in revenues primarily reflects the continued recession in the local and international electronics industry which has resulted in reduced demand for our products and price reductions. The decrease in revenues was partly offset by the consolidation of Kubatonik's sales since June 2002 in the amount of NIS 7.6 million ($ 1.6 million).

     COST OF REVENUES. Cost of revenues increased 5.1% to NIS 108.5 million ($22.9 million) in the fiscal year ended December 31, 2002 from NIS 103.3 million in the fiscal year ended December 31, 2001. The increase in cost of revenues as a percentage of revenues primarily reflects the increased price competition and reduced margins.

     GROSS PROFIT. Gross profit decreased 91.5% to NIS 1.6 million ($339,000) in the fiscal year ended December 31, 2002 from NIS 18.9 million in the fiscal year ended December 31, 2001, reflecting the continued recession in the local and international electronics industry which has resulted in reduced demand for our products, price reductions and reduced margins.

     RESEARCH AND DEVELOPMENT COSTS, NET. Research and development costs, net decreased 70.9% to NIS 118,000 ($25,000) in the fiscal year ended December 31, 2002 from NIS 406,000 in the fiscal year ended December 31, 2001. These costs relate to our research and development activities with respect to our specializing in HDI technology. See Item 5C. "Research and Development, Patents and Licenses."

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 6.2% to NIS 15.4 million ($3.3 million) in the fiscal year ended December 31, 2002 from NIS 14.5 million in the fiscal year ended December 31, 2001. The increase reflects the consolidation of Kubatonik's selling, general and administrative expenses since June 2002 in the amount of NIS 1.4 million ($294,000).

     AMORTIZATION OF GOODWILL. Amortization of goodwill increased to NIS 298,000 ($63,000) as a result of our investment in Kubatronik on June 10, 2002.

     OPERATING INCOME (LOSS). As a result of the foregoing we had an operating loss from continuing operations of NIS 14.3 million ($3.0 million) in fiscal year ended December 31, 2002 compared to operating income of NIS 4.0 million in the fiscal year ended December 31, 2001.

     FINANCIAL EXPENSES, NET. Financial expenses, net decreased to NIS 1.5 million ($311,000) in the fiscal year ended December 31, 2002 from NIS 1.8 million in fiscal year ended December 31, 2001. The decrease mainly reflects the inflationary erosion of our net liabilities and income that increased as a result of the devaluation of the NIS against the dollar and the Euro. This decrease was partly offset by an increase in our interest expenses for long-term and short-term credits.

     OTHER INCOME, NET. We had other income net of NIS 296,000 ($63,000) in the fiscal year ended December 31, 2002 as compared to NIS 732,000 in fiscal year ended December 31, 2001. Our other income in the year ended December 31, 2002 was mainly attributable to capital gains, recognized from the disposal of fixed assets, which was partly offset by a provision for customer indemnification that we recorded in the fiscal year ended December 31, 2002.

     TAXES ON INCOME. Taxes on income in the fiscal year ended December 31, 2002 are due to income of our German subsidiary and dividend income that we received from it.

     MINORITY SHARE OF SUBSIDIARY'S NET INCOME. Minority share of subsidiary's net income reflects the minority's interest of NIS 202,000 ($43,000) in Kubatronik's net income.

     NET INCOME(LOSS). As a result of the foregoing, we incurred a net loss of NIS 16.0 million ($3.4 million) in the fiscal year ended December 31, 2002 as compared to net income of NIS 2.9 million in the fiscal year ended December 31, 2001.

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED WITH NINE MONTH PERIOD ENDED DECEMBER 31, 2000

     REVENUES. Revenues increased 11.4% to NIS 122.2 million in the fiscal year ended December 31, 2001 from NIS 109.7 million in the nine-month period ended December 31, 2000. The increase in revenues primarily reflects 12 months of revenues in the fiscal year ended December 31, 2001 compared to nine months of revenues in nine-month period ended December 31, 2000. Our operations in fiscal 2001 were negatively affected by the downturn in the communications and technology industries in Israel and Europe. Revenues in the three months ended December 31, 2001 declined to NIS 30.0 million from NIS 39.8 million in the three months ended December 31, 2000.

     COST OF REVENUES. Cost of revenues increased 29.6% to NIS 103.3 million or 84.5% of revenues in the fiscal year ended December 31, 2001 from NIS 79.7 million or 72.7% of revenues in the nine-month period ended December 31, 2000. The increase in cost of revenues as a percentage of revenues primarily reflects the effect of lower revenues in the last three fiscal quarters of 2001 compared to the comparable period in 2000 and increased price competition. In response to the depressed business environment, we began to implement a cost reduction program in the third quarter of 2001, which included a workforce reduction of approximately 10% and a 10% reduction in management salaries.

     GROSS PROFIT. Gross profit decreased 36.9% to NIS 18.9 million or 15.5% of revenues in the fiscal year ended December 31, 2001 from NIS 30.0 million or 27.3% of revenues in the nine-month period ended December 31, 2000, reflecting the decline in demand during the last three fiscal quarters of 2001 and increased price competition.

     RESEARCH AND DEVELOPMENT COSTS, NET. Research and development costs, net increased 11.8% to NIS 406,000 or 0.3% of revenues in the fiscal year ended December 31, 2001 compared to NIS 363,000 in the nine-month period ended December 31, 2000. These costs relate to our research and development activities with respect to our specializing in HDI technology. See Item 5C. "Research and Development, Patents and Licenses."

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to NIS 14.5 million or 11.9% of revenues in the fiscal year ended December 31, 2001 compared to NIS 13.1 million or 11.9% of revenues in the nine-month period ended December 31, 2000. The increase reflects 12 months of expenses in the fiscal year ended December 31, 2001 compared to nine months of expenses in 2000.

     OPERATING INCOME. As a result of the foregoing our operating income from continuing operations decreased to NIS 4.0 million in the fiscal year ended December 31, 2001 from NIS 16.6 million in the nine-month period ended December 31, 2000.

     FINANCIAL EXPENSES, NET. Financial expenses, net increased to NIS 1.8 million in the fiscal year ended December 31, 2001 from NIS 1.2 million in the nine-month period ended December 31, 2000. The increase mainly reflects 12 months of expenses in the fiscal year ended December 31, 2001, compared to nine months of expenses in 2000.

     OTHER INCOME, NET. We had other income of NIS 732,000 in the fiscal year ended December 31, 2001 as compared to NIS 25,000 in the nine-month period ended December 31, 2000. Our other income in the year ended December 31, 2001 was mainly attributable to a payment we received under a settlement agreement with a former employee.

     TAXES ON INCOME. As a result of our tax loss carry forward, we were not required to pay any income taxes on our income from operations in either the fiscal year ended December 31, 2001 or the nine-month period ended December 31, 2000.

     NET INCOME. As a result of the foregoing, we recorded net income of NIS 2.9 million in the fiscal year ended December 31, 2001 as compared to net income of NIS 15.4 million in the nine-month period ended December 31, 2000.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited quarterly financial information in NIS and expressed as a percentage of revenues for each of our last eight quarters. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                             QUARTER ENDED (UNAUDITED)
                                                   2001                                     2002
                                                                 (NIS in thousands)
                                  Mar. 31,  Jun.30,    Sep. 30   Dec. 31   Mar., 31  Jun. 30   Sep. 30   Dec. 31
ISRAELI GAAP:
Revenues.....................       37,896     28,443    25,912    29,974    28,013    28,316    25,914     27,868
Cost of revenues.............       28,298     23,247    24,311    27,426    25,649    26,093    27,256     29,506
                                    ------     ------    ------    ------    ------    ------    ------     ------
Gross profit (loss)..........        9,598      5,196     1,601     2,548     2,364     2,223   (1,342)    (1,638)
Research and development
  costs, net.................          170        192        44         -         -       118         -          -
Selling, general and
  administrative expenses....        3,932      3,542     3,490     3,583     3,367     3,695     3,988      4,393
Amortization of goodwill.....        -          -         -         -         -         -           158       140
                                     --         --        --        --        --        --          ---       ---
Operating income (loss)......        5,496      1,462   (1,933)   (1,035)   (1,003)   (1,590)   (5,488)    (6,171)
Financial income (expenses),
   net.......................        (496)      (483)     (180)     (675)     (170)       493   (1,085)      (709)
Other income (expenses), net.        -           (53)      785      -            8      -          (15)       303
                                     ---        ---        ---      ---        ---      ---        ---         ---
Income (loss) before taxes
  on    income.............          5,000        926   (1,328)   (1,710)   (1,165)   (1,097)   (6,588)    (6,577)
Taxes on income..............            -          -         -         -         -        46     (142)      (291)
                                        --         --        --        --        --        --     ----       ----
Income (loss) after taxes on
  income ..................          5,000        926   (1,328)   (1,710)   (1,165)   (1,051)   (6,730)    (6,868)
Minority share in  subsidiary's
  net income...............          -          -         -         -         -           60        59        83
                                     --        --        --        --        --           --        --        --
Net income (loss)..........          5,000        926   (1,328)  (1,710)    (1,165)   (1,111)   (6,789)    (6,951)
                                     =====        ===   ======   ======     ======    ======    ======     ======

                                                       QUARTER ENDED (UNAUDITED)
                                                   2001                                     2002
                                  Mar. 31,  Jun.30,    Sep. 30   Dec. 31   Mar., 31  Jun. 30   Sep. 30   Dec. 31
                                            (As a percentage of total revenues)
ISRAELI GAAP:
Revenues.....................       100.0%     100.0%    100.0%    100.0%    100.0%    100.0%    100.0%     100.0%
Cost of revenues.............         74.7      81.7%      93.8      91.5      91.6      92.1     105.2      105.9
                                      ----      ----       ----      ----      ----      ----     -----      -----
Gross profit (loss)..........         25.3       18.3       6.2       8.5       8.4       7.9     (5.2)      (5.9)
Research and development
  costs, net.................          0.4        0.7       0.1         -         -       0.4         -          -
Selling, general and
  administrative expenses....         10.4       12.5      13.5      11.9      12.0      13.1      15.4       15.8
Amortization of goodwill.....            -          -         -         -         -         -       0.6        0.5
                                       ---        ---       ---       ---       ---       ---       ---        ---
Operating income (loss)......         14.5        5.1     (7.4)     (3.4)     (3.6)     (5.6)    (21.2)     (22.2)
Financial income (expenses),
   net.......................        (1.3)      (1.7)     (0.7)     (2.3)     (0.6)       1.7     (4.2)      (2.5)
Other income (expenses),
  net........................            -      (0.2)       3.0         -         -         -         -        1.1
                                       ---        ---       ---       ---       ---       ---       ---        ---
Income (loss) before taxes
    on income..........               13.2        3.2     (5.1)     (5.7)     (4.2)     (3.9)    (25.4)     (23.6)
Taxes on income..............            -          -         -         -         -       0.2     (0.6)      (1.0)
                                       ---        ---       ---       ---       ---       ---       ---        ---
Income (loss) after taxes on
  income ..................           13.2        3.2     (5.1)     (5.7)     (4.2)     (3.7)    (26.0)     (24.6)
Minority share in subsidiary's
  net income...............              -          -         -         -         -       0.2       0.2        0.3
                                       ---        ---       ---       ---       ---       ---       ---        ---
Net income (loss)..........           13.2        3.2     (5.1)     (5.7)     (4.2)     (3.9)    (26.2)     (24.9)
                                      ====        ===      ====      ====      ====      ====     =====      =====



CONDITIONS IN ISRAEL

     We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

POLITICAL CONDITIONS

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, there has been significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently there has been a marked deterioration in the relations between Israel and the Palestinian Authority and Israel has experienced many terrorist incidents within its borders. As a result, peace negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to end the aggression.

     Several countries continue to restrict business with Israel and with companies having operations in Israel. Although we are precluded from marketing our products to these countries, we believe that in the past these restrictions have not had a material adverse effect on us. In addition, as a result of the hostilities between Israel and the Palestinian Authority, most Arab countries with which Israel had commercial and trading agreements have publicly announced the halt of these agreements. We do not believe that these measures will have a material adverse affect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our business.

     In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations.

     Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 45 are obligated to perform up to 43 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

     To date, no executive officer or key employee was recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

ECONOMIC CONDITIONS

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli Government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli Government has periodically changed its policies in all these areas.

     As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001 and 2002, the Israeli rate of economic growth has deteriorated, the NIS has been devaluated and the rate of inflation has increased. The Israeli Government has proposed certain budgetary cuts and other changes, including increasing the value added tax rate by 1% to 18%, which were recently adopted by the Israeli Parliament. However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain. In addition, certain credit agencies have stated that they are reviewing Israel's credit rating. Should such agencies lower Israel's credit rating, the ability of the Israeli government to generate foreign financial and economical assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating. Economic decline as well as price and exchange rate instability may have a material adverse effect on us. In March 2003, the U.S. Government approved nine billion dollars in guarantees to the Israeli government in order to enable it to obtain loans at better terms from financial institutions around the world. The U.S. Government also approved a grant of one billion dollars for defense needs.

TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

     Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

EFFECTIVE CORPORATE TAX RATE

     Israeli companies are generally subject to income tax at the corporate rate of 36% of taxable income. Certain of our production facilities have been granted the status of an "approved enterprise" under the Law for the Encouragement of Capital Investments 1959. Subject to certain time limitations, income derived from such approved enterprise will be subject to corporate tax of up to 25%. See
Item 10 - "Additional Information - Taxation" and note 22 of notes to financial statements.

     As of December 31, 2002, we had approximately NIS 56.1 million ($ 11.8 million) in tax loss carry-forwards, which can be offset against future income without time limitation. We have not established a deferred tax asset resulting from temporary differences between the basis of assets for financial and tax reporting purposes, as it has been determined that it is more likely than not that such deferred tax assets will not be realized.

IMPACT OF CURRENCY FLUCTUATION AND OF INFLATION

     For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has substantially diminished. Because governmental policies in Israel linked exchange rates to a weighted basket of foreign currencies of Israel's major trading partners, the exchange rate between the NIS and the dollar remained relatively stable during reported periods. The following table indicates (i) devaluation of the NIS against the most important currencies for our business, the U.S. dollar, and the Euro, and (ii) inflation as reflected in changes in the Israeli consumer price index.


                                    Fiscal Year              Nine-Months ended             Fiscal Year
                                    Ended March 31,             December 31,           Ended December 31,
                                1999            2000               2000               2001             2002
U.S. dollar..............        12.1%         (0.2)%             0.4%                9.3%             7.3%
Euro.....................        11.8         (11.1)             (2.2)                3.8             27.2
Israeli   consumer  price
index....................         7.0           1.5               1.2                 1.4              6.5

     Since most of our sales are quoted in U.S. dollars and in Euro and most of our expenses are incurred in NIS, our results are adversely affected by a change in the rate of inflation in Israel when such change is not offset (or is offset on a lagging basis) by a corresponding devaluation of the NIS against the U.S. dollar and the Euro.

     The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                                                       ISRAELI INFLATION
YEAR ENDED         ISRAELI CONSUMER        ISRAELI INFLATION      ISRAELI DEVALUATION     ADJUSTED FOR
DECEMBER 31,          PRICE INDEX                 RATE %                  RATE %          DEVALUATION %
      1999               168.5                      1.3                   (0.2)                    1.5
      2000               168.5                      0                     (2.7)                    2.8
      2001               170.9                      1.4                    9.3                    (7.2)
      2002               182.0                      6.5                    7.3                    (0.7)

     Since our results are measured in Adjusted NIS, financing costs differ from interest expenses by the amount needed to adjust the outstanding loan amounts to the Israeli consumer price index. During periods of high inflation, we will generally recognize financial income on our dollar-linked loans if the interest rates plus the devaluation amounts do not exceed the amount needed to adjust the loan amounts to the Israeli consumer price index. During periods of high devaluation of the dollar relative to the increase in the Israeli consumer price index, dollar linked loans will bear relatively high financial costs.

B. LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have financed our operations through cash generated by operations, shareholder loans, funds generated by our initial public offering in 1997 (approximately $5.8 million) and long-term and short-term bank loans and borrowings under available credit facilities.

     Our principal commitments consist of obligations outstanding under bank loans and credit facilities, suppliers' credit, and operating leases.

     We incurred approximately NIS 13.7 million ($2.9 million) in capital expenditures in the fiscal year ended December 31, 2002 and approximately NIS
20.4 million in the fiscal year ended December 31, 2001. In the fiscal year ended December 31, 2002, our capital expenditures were mainly related to our investments in production and manufacturing equipment, leasehold improvements and the acquisition of a 76% interest in Kubatronik. In the fiscal year ended December 31, 2001, our capital expenditures were related our investments in production and manufacturing equipment, computer hardware, software, leasehold improvements and office furniture and equipment. Except for our commitments to purchase manufacturing equipment and leasehold improvements in the amount of $111,000 and for our manufacturing equipment lease obligations in the amount of $1.5 million (mainly payable over a seven-year period ending June 2008, subject to earlier termination in certain events), we currently do not have any other significant capital spending expenditures or capitalized lease.

     Net cash provided by operating activities was NIS 6.3 million ($1.3 million) for the fiscal year ended December 31, 2002. This amount was primarily attributable to fixed assets depreciation of NIS 14.2 million ($3 million), a decrease in trade receivables of NIS 4.1 million ($872,000), a decrease in inventories of NIS 3.4 million ($719,000), an increase in trade payables of NIS
3.1 million ($661,000) and amortization of goodwill of NIS 288,000 ($63,000) which was partly offset by our net loss of NIS 16.0 million ($3.4 million), a decrease in other liabilities and accrued expenses of NIS 2.1 million ($452,000), the inflationary impact on long-term debt of NIS 621,000 ($131,000) and a net gain in the amount of NIS 423,000 ($89,000) on disposal of fixed assets. Net cash provided by operating activities was NIS 12.1 million for the fiscal year ended December 31, 2001. This amount was primarily attributable to fixed asset depreciation of NIS 11.8 million and our net income of NIS 2.9 million which was partly offset by a decrease in other liabilities and accrued expenses of NIS 1.7 million and an increase in inventories of NIS 808,000.

     Net cash used in investing activities was NIS 14.7 million ($3.1 million) in the fiscal year ended December 31, 2002 and approximately NIS 20.4 million in the fiscal year ended December 31, 2001. The decrease in investing activities in the fiscal year ended December 31 2002 was primarily attributable to a decrease of NIS 12.3 million ($2.6 million) in fixed assets acquisitions and an increase of NIS 451,000 ($95,000) in proceeds from sale of fixed assets which was partly offset by an acquisition of a subsidiary in the amount of NIS 4.3 million ($916,000) and by payments of dividends to shareholders, declared prior to the acquisition, in the amount of NIS 2.7million ($569,000).

     Net cash provided by financing activities was NIS 7.7 million ($1.6 million) in the fiscal year ended December 31, 2002, primarily attributable to a net increase of NIS 8.4 million ($1.8 million) in long-term and short-term credit from our banks which was partly offset by dividend distributions by our subsidiary of NIS 637,000 ($134,000). Net cash provided by financing activities was NIS 10.3 million in the fiscal year ended December 31, 2001, primarily attributable to an increase in long-term and short-term credit from our banks.

     As of December 31, 2002, we had NIS 6.4 million ($1.3 million) in cash and cash equivalents and working deficit of NIS 4.6 million ($973,000). As compared to NIS 6.7 million in cash and cash equivalents and working capital of NIS 7.9 million at December 31, 2001.

     As of December 31, 2002, the following credit lines and long-term loans were outstanding:

     o a revolving line of credit of approximately NIS 4.6 million ($976,000) with Bank Hapoalim B.M. Of such amount, NIS 521,000 ($111,000) was linked to the U.S. dollar and NIS 4.1 million ($866,000) was not linked.

     o long-term loans from Bank Hapoalim B.M. aggregating NIS 6.2 million ($1.3 million). Of such amount, NIS 2.2 million ($464,000) was linked to the Israeli consumer price index, NIS 2.6 million ($544,000) was linked to the U.S. dollar and NIS 1.4 million ($296,000) was not linked.

     o a revolving line of credit of approximately NIS 5.1 million ($1.1 million) with Israel Discount Bank Ltd.. Of such amount NIS 616,000 ($130,000) was linked to the U.S. dollar and NIS 4.5 million (950,000) was not linked.

     o long-term loans from Israel Discount Bank Ltd. in the aggregate amount of NIS 13.4 million ($2.8 million). Of such amount, NIS 4.3 million ($903,000) was linked to the Israeli consumer price index, NIS 9.0 million ($1.9 million) was linked to the U.S. dollar and NIS 117,000 ($25,000) was not linked.

     o as of December 31, 2002, we had a revolving line of credit of approximately NIS 5.5 million ($1.2 million) with Bank Leumi LeIsrael Ltd. Of such amount NIS 540,000 ($114,000) was linked to the U.S. dollar and NIS
     5.0 ($1.1 million) was not linked.

     o long-term loans from Bank Leumi LeIsrael Ltd. in the aggregate amount of NIS 3.9 million ($818,000). Of such amount, NIS 1.1 million ($223,000) was linked to the Israeli consumer price index, NIS 2.0 million ($415,000) was linked to the U.S. dollar and NIS 851,000 ($180,000) was not linked.

     o we had a long-term loan from Israel Continental Bank Ltd. in the amount of NIS 2.3 million ($475,000). The loan was linked to the Israeli consumer price index.

     Our credit lines bear annual interest ranging from 10% to 10.5% for non-linked credit and 2.5% to 3.275% for credit which was linked to the U.S. dollar. Our long-term loans bear annual interest ranging from 5.3% to 6.9% for long-term loans which were linked to the Israeli consumer price index, 2.9% to 3.5% for long-term loans which were linked to the U.S. dollar and 9.6% to 11.9% for non-linked long-term loans.

CONTRACTUAL CASH OBLIGATIONS

     Our significant contractual obligations as of December 31, 2002, and the periods in which such obligations are due are as follows:

                                                                     Payments Due by Period
                                                                      ( NIS in thousands)
                                                                Less than                              After
            Contractual Obligations                  Total       1 Year     1-2 Years   3-4 Years     4 Years
Short-term bank credit....................              15,322      15,322           -           -            -
Long-term bank loans........................            25,921       5,808       7,182       11,569       1,362
Capital lease obligation(1).................             1,221         204         305          610         102
Operating lease obligations(2)..............            37,914       4,975       5,245        9,976      17,718
Open purchase orders from suppliers(3)                   4,128       4,128           -            -           -
Other contractual obligations(4)                           943         880          63            -           -
                                                           ---         ---          --           --          --
                                                        85,449      31,317      12,795       22,155      19,182

_______________________

(1) Computer system.
(2) Including the premises occupied by Eltek and Kubatronik, manufacturing equipment and vehicles.
(3) Inventory, fixed assets and services
(4) Mainly services and maintenance agreements for production equipment

     The borrowings from our banks are secured by specific liens on certain assets, by a first priority floating charge on all our assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreements with our banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks' consent. The terms of our loan agreements further require of us to maintain the higher of shareholders' equity of not less than NIS 20 million ($4.2 million) or 20% of our balance sheet. As of December 31, 2002, we were not in compliance with the then existing covenants and conditions imposed by our banks, but following a settlement reached with the banks subsequent to the balance sheet date which included revised covenants as above-mentioned, we are now in compliance with such covenants.

     In 2003, we negotiated a new financing plan with our Banks and controlling shareholder. As part of this financing plan, we signed a factoring agreement with Investec (Israel) Ltd. Bank pursuant to which we will be entitled to a $1 million credit line for one year, in consideration for the assignment to Investec of an equal amount of our accounts receivables.

     We expect to finance our entire capital budget from operational cash flow, revolving bank credit lines and long-term bank loans, supplier financing and capital contribution from our controlling shareholder. We believe that the availability of our revolving lines of credit, long-term bank loans and cash flow from operations will provide us with sufficient working capital to fund our operational and capital requirements through December 31, 2003.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     In January 1999, we joined a consortium of companies operating in the electronic equipment industry under the supervision of the Office of the Chief Scientist in the Ministry of Industry and Trade of the State of Israel. The consortium ended its activities on July 31, 2001. Within the framework of the consortium, we specialized in HDI technology. Under the terms of the consortium each member of the consortium was provided with an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The Chief Scientist of the Ministry of Industry and Trade of the State of Israel agreed to reimburse 66.0% of such approved research and development expenses.

     Due to research and development expenses from former years, that were not approved by the Chief Scientist of the Ministry of Industry and Trade, we incurred research and development costs of NIS 118,000 ($25,000) in the fiscal year ended December 31, 2002. Research and development costs, net related to our membership in the consortium, were NIS 406,000 in the fiscal year ended December 31, 2001, NIS 363,000 in the nine-month period ended December 31, 2000 and NIS 255,000 in the fiscal year ended March 31, 2000. Other development costs are related to our manufacturing process and are included in cost of sales.

D. TREND INFORMATION

     Since the second quarter of 2001, we have experienced a downturn in the demand for our PCB products as a result of the continued slowdown in technology spending, particularly among telecom and networking companies. Customers from these industries accounted for 20% of our revenues in the fiscal year ended December 31, 2002 compared to 22% of our revenues in the year ended December 31, 2001 and 38% in the nine-month period ended December 31, 2000. This period has been characterized by demand for our special products and prototypes while demand for recurring orders has decreased due to the continued slowdown in technology expenditures.

     Since the third quarter of the fiscal year ended December 31, 2002, we suffered a further decline in our activities as a result of the termination of three projects that we were involved in. Since we have not engaged in any major new projects, we have been forced to compete for market share, particularly in the local market. This competition has caused significant price erosion that has negatively affected us, especially in the second half of the fiscal year ended December 31, 2002.

     On May 1, 2003 we laid off about 15% of our employees, mainly from the production lines. The excess of termination costs over previously allocated accruals amounted to approximately NIS 250,000 ($ 53,000).

BACKLOG

     Our backlog at December 31, 2002 was approximately $2.9 million, compared to a backlog of approximately $4.2 million at December 31, 2001. We include in our backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 45 days. For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period. Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Israel Accounting Standards Board published the new Accounting Standard No. 12 - "Discontinuance of Adjustment of Financial Statements for Inflation". According to this standard, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will commence starting January 1, 2003.

     The application of Accounting Standard No. 12 will have a material effect on our reported business results. The extent of the effect of the implementation of this Standard will depend on the rate of inflation, the composition of our assets and our financing resources.

     In December 2002, the Israel Accounting Standard Board published Standard No. 17, which determines that the implementation of Standard No. 12 will be postponed to January 1, 2004. Accordingly, the adjustments of the financial statements will be discontinued starting January 1, 2004. Until December 31, 2003, we will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Association of Certified Public Accountant in Israel (ICPAI). The adjusted amounts included in the financial statements as at December 31, 2003 will serve as the starting point for nominal financial reporting starting from January 1, 2004.

     In July 2001, the Israel Accounting Standards Board published the new Accounting Standard No. 13 - "The Effects of Changes in Exchange Rates of Foreign Currency". This Standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation. The Standard replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect as mentioned above. The extent of its effect will depend on the rate of inflation and changes in exchange rates.

     In August 2002 the Israel Accounting Standard Board published Accounting Standard No. 14 - "Interim Financial Reporting". This Standard determines the minimum content of financial reporting for interim periods, including the disclosure required in the notes, and sets out the accounting principles for recognition and measurement to be applied in financial reporting for interim periods. This Standard will apply to financial statements for periods starting on January 1, 2003. The restatement of comparative information for an interim period prior to the effective date is not required under the Standard. However, if financial statements include comparative information for an interim period prior to the effective date, contrary to the provisions of the Standard, then the notes to the financial statements must include a description of the main differences between the principles laid down in this Standard and the principles by which the comparative information was prepared. We believe that the new Standard will have no effect on our results of operations, financial position and cash flows.

     In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment in Value of Assets". This Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined. The standard, which will apply to the financial statements for periods starting on January 1, 2003, states that in most cases the transition will be by the "from here onwards" method. We believe that the adoption of the Standard will not have material effect on our results of operations.

     In June 2001, The FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires us to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The adoption of SFAS 143 will not have a significant impact on our consolidated financial statements.

     The Financial Accounting Standards Board, or FASB, recently issued Statement of Financial Accounting Standards ("SFAS") No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS 146 is not expected to have a material effect on our financial position or operating results.


     In December 2002, the FASB issued SFAS 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS 148"). SAFS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We believe that the adoption of SFAS 148 will not have significant impact on our consolidated financial statements.

                                      38-i

     On April 30, 2003, the FASB issued FASB statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. We believe that the adoption of SFAS 149 will not have a significant impact on our consolidated financial statements.

     On May 15, 2003, the FASB issued FASB statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We believe that the adoption of SFAS 150 will not have a significant impact on our consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others (the interpretation), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We believe that the adoption of the interpatation will not have a significant impact on our consolidated financial statements.
                                     38-ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                     38-iii

     We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3 "Key Information."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     Our articles of association provide for a board of directors consisting of no less than 3 and no more than 9 members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of seven directors.

     Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and by the board of directors.

     Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                                   AGE      POSITION
Nissim Gilam........................   64       Chairman of the board of directors
Arieh Reichart......................   49       President and chief executive officer
Dov Frumovich.......................   39       Vice president - finance and chief financial officer
Dan Eshed...........................   52       Senior vice president  -  technology and infrastructure
Israel Ende.........................   40       Vice president - sales and marketing
Eli Dvora...........................   47       Vice president  - operations
Joseph Maiman.......................   57       Director
Leo Malamud.........................   50       Director
Jack Bigio..........................   39       Director
David Banitt........................   51       Independent director
Revital Dgani.......................   47       Outside director
Erez Shachar........................   40       Outside director


     Mr. Jack Bigio will serve as a director until our 2003 general meeting of shareholders. Messrs. David Banitt and Leo Malamud will serve as directors until our 2004 general meeting of shareholders. Messrs. Joseph A. Maiman and Nissim Gilam will serve as directors until our 2005 general annual meeting of shareholders. Ms. Revital Dgani and Mr. Erez Shachar will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2003 annual general meeting of shareholders. Thereafter, their term of service may be renewed for only one additional three-year term.

     NISSIM GILAM has served as chairman of our board of directors since December 1, 1998 he has served as a director since January 1996 and previously held office as a director and our chief executive officer during the period January 1990 through March 1991. Since April 2002 Mr. Gilam is self-employed. From September 1993 until March 2002, he served as managing director of Ney Agencies Ltd., an Israeli company engaged as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, he served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

     ARIEH REICHART joined us in September 1984 and assumed the position of president and chief executive officer in May 1991. Mr. Reichart holds a B.A. degree in Economics and an M.B.A. from Bar-Ilan University.

     DOV FRUMOVICH joined us in June 1997 as comptroller and assumed the position of chief financial officer in October 1999. Prior to joining us and since July 1995, Mr. Frumovich served as comptroller of Galcom Ltd., an Israeli company engaged in communications. Mr. Frumovich was an accountant with Shachak & Co., certified public accountants in Israel, from December 1994 until June 1995. Mr. Frumovich holds a B.A. degree in Accounting and Business Administration from The College of Management of Tel Aviv.

     DAN ESHED joined us in April 1987 as a production manager. During his employment Mr. Eshed served as operation manager and was appointed senior vice president - technology and infrastructure in December 1999. Mr. Eshed holds a B.Sc. degree in Management and Industrial Engineering from Ben Gurion University.

     ISRAEL ENDE joined us in January 1990 as sales engineer and later served as sales manager until February 1998. From February 1998 until October 1999, Mr. Ende served as Director of Sales with Eldis/Ramtec Ltd., an Israeli company engaged in telecom components distribution. Mr. Ende rejoined us in October 1999 as our vice president-marketing and sales. Mr. Ende holds a B.A. degree in Business from the University of Derby.

     ELI DVORA joined us in 1993 after our merger with TPC Ltd. and served as our Comptroller until August 1997. From September 1997 until February 1998, Mr. Dvora was self-employed. In March 1998, Mr. Dvora rejoined us and was appointed our vice president - operations in August 1999. Mr. Dvora holds a B.A. degree in Economics and an M.B.A. degree, both from Bar Ilan University.

     JOSEPH MAIMAN has served as a director since July 1988. Mr. Maiman has served as president of Merhav M.N.F. Ltd. since August 1972. Since January 2002, Mr. Maiman has served as the chairman of the board of directors of Israel 10 Channel Ltd. and since April 2002 Mr. Maiman has served as the chairman of the board of directors of Ampal (Israel) Ltd., a public holding company that trades on the Nasdaq Stock Market. Mr. Maiman holds a B.A. degree in Economics from University of Texas and an M.A. degree in Economics from Cornell University.

     LEO MALAMUD has served as a director since March 1998. Mr. Malamud has served as vice president of Merhav M.N.F. Ltd. in charge of project financing and the group's Latin American activities since 1996. Prior thereto and since 1986, Mr. Malamud served as senior vice president of M.I.C. Metropolitan Investments Corporation, an Argentinean corporation engaged in financial projects. Mr. Malamud holds a B.SC. degree in Industrial and Management Engineering from the Technion, Haifa and an M.B.A. degree from McGill University, Montreal.

     JACK BIGIO was appointed as a director in May 2000. Since May 2002, Mr. Bigio has served as chief executive officer of Ampal (Israel) Ltd. From July 1995 until April 2002 Mr. Bigio served as vice president-operations and finance of Merhav M.N.F. Ltd. Prior thereto he served as an economist and executive assistant to the president of Merhav M.N.F. Ltd. for five years. Mr. Bigio holds a B.A. degree in Economics and Business Administration and an M.B.A. degree, both from The Hebrew University of Jerusalem.

     DAVID BANITT, an independent director, has served as a director since March 1997. Since August 2001, Mr. Banitt has served as chief executive officer of Nano-OR Ltd. an Israeli start-up company engaged in the development of electro-optics systems. Prior to joining Nano-OR and since January 2001, he was self-employed. From September 1993 until January 2001, Mr. Banitt served as president of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems. Prior thereto and from September 1993, Mr. Banitt served as general manager of Nitzanim Initiative Center. Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.

     REVITAL DGANI was appointed an outside director in December 2000. Since January 2003, Ms. Dgani has served as the CEO of Bakara Handasit Ltd, an Israeli company engaged in engineering control and building inspection and surveying. Ms. Dgani was an attorney for 19 years. From January 2000 until December 2002, Ms Dgani was self-employed. From April 1995 until December 1999, Ms. Dgani was in-house counsel of Reved Ltd., an Israeli company whose shares trade on the Tel Aviv Stock Exchange, that is engaged in engineering and construction of residential and commercial buildings. Ms. Dgani received her qualification as a lawyer and has been a member of the Israel Bar since 1981. Ms. Dgani holds a B.A. degree in Law from Tel Aviv University.

     EREZ SHACHAR, an outside director and a designee of the underwriter of our 1997 initial public offering, has served as a director since March 1999. Since April 2003, Mr. Shachar has been self-employed. From July 1997 until April 2003, Mr. Shachar served as president and chief executive officer of Nur Macroprinters Ltd., an Israeli company that manufactures wide and superwide printing systems and trades on the Nasdaq Stock Market. From May 1995 until July 1997, Mr. Shachar held various positions at Scitex Europe S. A. (Brussels), the last of which was vice president - sales and marketing. From 1989 to 1992, Mr. Shachar was a software engineer responsible for new product development of Scitex Corporation Ltd. in Israel. Mr. Shachar holds a B.Sc. degree in Mathematics and Computer Science from Tel Aviv University and an M.B.A. degree from Insead, Fontainebleau.

B. COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the fiscal year ended December 31, 2002.

                                                        Salaries, fees,         Pension, retirement
                                                      commissions and bonuses    and similar benefits
All directors and executive officers
  as a group, consisting of twelve persons.........          $ 675,000                 $ 109,000

     During the fiscal year ended December 31, 2002, we paid each of our outside and independent directors an annual fee of NIS 18,200 ($3,840) and a per meeting attendance fee of NIS 1,200 ($250). Until October 2002, we paid Nissim Gilam, chairman of our board of directors, a management fee of $3,500 per month, the management fee was reduced to $3,150 per month beginning in November 2002. We also reimbursed him for various expenses incurred by him in connection with his service as Chairman of the Board in an annual amount of NIS4,400 ($930).

     As of December 31, 2002, our directors and executive officers as a group, consisting of twelve persons, held options to purchase an aggregate of 162,000 ordinary shares. Of such options, 28,000 options have an exercise price of $1.75 and 134,000 options have an exercise price of $4.375. The options vest over a three-year period. Of such options, options to purchase 14,000 ordinary shares expired in May 2003, options to purchase 14,000 ordinary shares will expire in November 2004 and options to purchase 134,000 ordinary shares will expire in July 2005. All of the options were issued under our 1996 and 2000 Employee Stock Option Plans. See - "Share Ownership - Stock Option Plans."

C. BOARD PRACTICES

ELECTION OF DIRECTORS

     Pursuant to our articles of association, the board of directors is divided into three classes. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.

INDEPENDENT AND OUTSIDE DIRECTORS

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an officer holder.

     No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     In addition, the Nasdaq Stock Market requires us to have at least three independent directors on our board of directors and to establish an audit committee. Ms. Dgani and Mr. Shachar qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements. Mr. Banitt serves as our third independent director.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

     The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " -- Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

     The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

     The Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

     However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

     In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

     The above relief will not apply if one or more shareholder, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

     The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may procure, and/or undertake to procure, insurance covering any past or present or future office holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

     In addition, we may undertake to indemnify in advance an office holder, in accordance with the conditions set under any law, against any liabilities he or she may incur in such capacity, provided that such undertaking is limited with respect to categories of events that can be expected as determined by our board of directors when authorizing such undertaking, and with respect to such amounts determined by our board of directors as reasonable in the circumstances. We may indemnify any past or present office holder, in accordance with the conditions set under any law, with respect to any past occurrence, whether or not we are obligated under any agreement to indemnify such office holder in respect of such occurrence.

     We may also exculpate any office holder from his or her liability to us for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

     These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

     Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

     We have indemnified our office holders to the fullest extent permitted by law. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $5.0 million. The insurance policy provides for the reimbursement of legal expenses incurred in Israel up to 20% of the amount of the claim.

EMPLOYMENT AGREEMENTS

     Except for a monthly fee of $3,150 that we pay to the chairman of our board of directors and his reimbursement for various expenses incurred by him in connection with his service as Chairman of the Board in an annual amount of up to NIS 18,000 ($3,800), we do not have any employment agreements with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

AUDIT COMMITTEE

     Our audit committee currently composed of Ms. Revital Dgani and Messrs. David Banitt and Erez Shachar. It is currently contemplated that the audit committee meet at least four times each year. The responsibilities of the audit committee include: (i) examining the manner in which management ensures and monitors the adequacy of the nature, extent and effectiveness of accounting and internal control systems; (ii) reviewing prior to publication the statutory accounts and other published financial statements and information; (iii) monitoring relationships with our independent auditors, ensuring that there are no restrictions on the scope of the statutory audit, making recommendations on the auditors appointment and dismissal, and reviewing the activities, findings, conclusions and recommendations of the independent auditors; (iv) reviewing arrangements established by management for compliance with regulatory and financial reporting requirements; and (v) reviewing the scope and nature of the work of the internal auditing unit.

     The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

     The Israeli Companies Law provides that public companies must appoint an audit committee. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under the Israeli Companies Law, an audit committee must consist of at least three members, and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

INTERNAL AUDIT

     The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law.

D. EMPLOYEES

     On May 1, 2003 we laid off about 15% of our employees, mainly from our production lines. The excess of termination costs over previously allocated accruals amounted to approximately NIS 250,000 ($ 53,000).

     As of May 31, 2003, we employed 241 full-time employees, of which 129 were employed in manufacturing services, 37 in process and product engineering, 31 in quality assurance and control, 11 in marketing and sales and 33 in finance, accounting, information service and administration. All our employees are located in Israel. Our German subsidiary employed 34 employees as of May 31, 2003.

     We are subject to various Israeli labor laws, general collective bargaining agreements entered into, from time to time, between the Histadrut (General Federation of Labor in Israel) and the Manufacturers Association, as well as specific and local agreements and arrangements. Such laws, agreements, and arrangements cover the wages and employment conditions of our employees, including length of the workday, minimum daily wages for professional workers, contribution to pension fund, insurance for work related accidents, procedures for dismissing employees, determination of severance pay, benefit programs and annual leave. We generally provide our employees with benefits and working conditions beyond the required minimums.

     All our officers, key employees and certain of our other employees are party to individual employment agreements. Employees are eligible for bonuses subject to the discretion of the board of directors. We have entered into a non-disclosure and non-competition agreement with each of our executive officers and key employees.

     Pursuant to Israeli law, we are legally required to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. Some of our employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Most of our employees are covered by pension funds providing similar benefits. We contribute between 12.0% and 13.3% of base wages to such plans and employees contribute between 5.0% to 5.5% of base wages. We also contribute between 5.0% and 7.5% of base wages to certain "professional advancement" funds for managers, engineers and others and such employees contribute 2.5% of base wages. Our contribution and employee contributions are not limited, however, a company's contribution above certain specified maximum amounts are taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. In the fiscal year ended December 31, 2002, the aggregate payments to the National Insurance Institute amounted to approximately 15.63% of base wages, with the employee contributing 9.7% (of which approximately 4.8% relates to payments for national health insurance) and the employer contributing the remainder. All such contributions to the National Insurance Institute are subject to minimum amount.

     Since January 2003, the aggregate payments to the National Insurance Institute have been amounted to approximately 16.25% of total salaries. The 0.62% increase in the payments is contributed by the employee, while the employer contribution remains unchanged.

E. SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of July 10, 2003 regarding the beneficial ownership by each of our directors and executive officers:

                                                                Number of Ordinary Shares        Percentage of
                 NAME                                             BENEFICIALLY OWNED (1)         OWNERSHIP (2)
                 Joseph Maiman (3)....................               2,925,048                     45.7%
                 Arieh Reichart (4)...................                 165,575                      3.4%
                 Dan Eshed (5)........................                  56,467                      1.2%
                 Nissim Gilam (4).....................                  51,590                      1.1%
                 Eli Dvora (6)........................                  30,000                        *
                 Israel Ende (7)......................                  19,000                        *
                 Dov Frumovich (8)....................                  15,000                        *
                 Leo Malamud .........................                    --                         --
                 Jack Bigio...........................                    --                         --
                 Revital Dgani........................                    --                         --
                 Erez Shachar.........................                    --                         --
                 David Banitt.........................                    --                         --

___________
* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 4,885,651 ordinary shares issued and outstanding as of July 9, 2003.

(3) Of such shares, 341,500 ordinary shares are held directly by Mr. Maiman, 1,040,645 ordinary shares are held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman, and 27,751 ordinary shares are held of record by Integral's wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the 1,068,396 ordinary shares held directly by Integral International and A. Sariel. Also includes 1,515,152 ordinary shares currently issuable upon exercise of a convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman.
Mr. Maiman disclaims beneficial ownership of the 235,000 ordinary shares held by each of his son, Ohad Maiman, and his sister, Michele Yankielowicz.

(4) Includes 30,000 ordinary shares subject to currently exercisable options granted under our 2000 stock option plan, at an exercise price of $4.375 per share, which options expire in July 2005.

(5) Includes 24,000 ordinary shares subject to currently exercisable options granted under our 2000 stock option plan, at an exercise price of $4.375 per share, which options expire in July 2005.

(6) Includes 6,000 ordinary shares are subject to currently exercisable options granted under our 1996 stock option plan, at an exercise price of $1.75 per share. Such options, expire in November 2004, and 24,000 ordinary shares subject to currently exercisable options granted under our 2000 stock option plan, at an exercise price of $4.375 per share, which options expire in July 2005.

(7) Includes 8,000 ordinary shares are subject to currently exercisable options granted under our 1996 stock option plan, at an exercise price of $1.75 per share. Such options expire in November 2004, and 11,000 ordinary shares subject to currently exercisable options granted under our 2000 stock option plan, at an exercise price of $4.375 per share, which options expire in July 2005.

(8) Includes 15,000 ordinary shares subject to currently exercisable options granted under our 2000 stock option plan, at an exercise price of $4.375 per share, which options expire in July 2005.

STOCK OPTION PLANS

1996 STOCK OPTION PLAN

     Under our 1996 Stock Option Plan, or the 1996 Plan, options to purchase an aggregate of 474,000 ordinary shares may be granted to our directors and employees. Ordinary shares underlying any options, which terminate, expire or otherwise cease to exist, will become available for future grants under the 1996 Plan.

     The 1996 Plan is currently administered by a compensation committee consisting of Messrs. Malamud, Shachar and Gilam. The compensation committee is authorized to determine, among other things, to whom options may be granted, the number of ordinary shares to which an option may relate, the exercise price for each share, the vesting period of the option, and the terms, conditions and restrictions thereof; to construe and interpret the 1996 Plan and any options, to prescribe, amend and rescind rules and regulations relating to the 1996 Plan; and to make all other determinations deemed necessary or advisable for the administration of the 1996 Plan.

     The exercise price of options granted under the 1996 Plan may not be less than 85% of the fair market value of our ordinary share on the date of grant and the options will expire on the fifth anniversary of the day of grant. Generally, the options will vest ratably over a three-year period and may not be exercised for a period of one year from the date of grant. The exercise price for the options is payable in NIS at the representative exchange rate as published on the date of payment, subject to certain adjustments for mergers, recapitalizations, stock splits and similar transactions.

     Upon the occurrence of any ordinary shares split, reverse ordinary shares split, distribution of bonus shares, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionee's rights.

     As of July 10, 2003, options for the purchase of 152,999 ordinary shares having exercise prices ranging from of $1.375 to $1.75 per share had been granted. Of such options, 107,999 options have been exercised (104,666 options at an exercise price of $1.375 per share and 3333 options at an exercise price of $1.75 per share). Options to purchase 45,000 ordinary shares are currently exercisable. Options for the purchase of 321,001 ordinary shares are available for future grant under the 1996 Plan. Options to purchase 45,000 ordinary shares will expire in November 2004. Of such outstanding options, 28,000 options (of which 14,000 options have been exercised) were granted to our officers.

2000 STOCK OPTION PLAN

     Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 750,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2000 Plan has a term of ten years and will terminate on July 31, 2010. No award of options may be made after such date.

     The compensation committee appointed by the board of directors administers the 2000 Plan. Subject to the provisions of the 2000 Plan and applicable law, the compensation committee has the authority, in its sole discretion, to:

     o propose to grant awards under the 2000 Plan and recommend to the board of directors the persons to whom such awards be granted;

     o determine the form, terms and conditions of the written stock option agreement evidencing the option, including the type of option and the number of shares to which it pertains, the option price, the option period and its vesting schedule, and exercisability of the option in special cases (such as death, retirement, disability and change of control);

     o prescribe the form and provisions of the notice of exercise and payment of the option;

     o nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance;

     o adjust any or all of the number and type of shares that thereafter may be made the subject of options, the number and type of shares subject to outstanding options, and the grant or exercise price with respect to any option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding option in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2000 Plan in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities;

     o interpret the provisions of the 2000 Plan; and

     o prescribe, amend, and rescind rules and regulations relating to the 2000 Plan or any award thereunder as it may deem necessary or advisable.

     Neither the board of directors nor the compensation committee may, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted. Neither the termination of the 2000 Plan nor the change of control of our company (except to the extent provided in the 2000 Plan) will affect any option previously granted.

     The option price per share may not be less than 100% of the fair market value of such share on the date of the award; provided, however, that in the case of an award of an incentive stock option made to a 10% owner, the option price per share may not be less than 110% of the fair market value (as such term is defined in the 2000 Plan) of such share on the date of the award.

     An option may not be exercisable after the expiration of five (5) years from the date of its award. No option may be exercised after the expiration of its term.

     Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his or her guardian or legal representative; provided, however, that during the optionee's lifetime, the optionee may, with the consent of the compensation committee transfer without consideration all or any portion of his options to members of the optionee's immediate family (as defined in the 2000 Plan), a trust established for the exclusive benefit of members of the optionee's immediate family, or a limited liability company in which all members are members of the optionee's immediate family.

     As of July 10, 2003, options for the purchase of 473,133 ordinary shares having an exercise price of $4.375 per share had been granted. Of such options, 316,100 options are currently exercisable. Options for the purchase of 276,867 ordinary shares are available for future grant under the 2000 Plan. Options to purchase 457,433 ordinary shares will expire in August 2005 and options to purchase 15,700 ordinary shares will expire in May 2006. Of such outstanding options, 134,000 options were granted to our executive officers and a director.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following table sets forth certain information as of July 10, 2003 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

                                                                 Number of Ordinary Shares        Percentage of
NAME                                                              BENEFICIALLY OWNED (1)          OWNERSHIP (2)
Joseph Maiman (3)......................................                  2,925,048                    45.7%
Integral International Inc. (3)........................                  1,068,396                    21.9%

___________

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 4,885,651 ordinary shares issued and outstanding as of July 9, 2003.

(3) Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the 1,068,396 ordinary shares held by Integral International and A. Sariel. Also includes 1,515,152 ordinary shares currently issuable upon exercise of a convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman.
Mr. Maiman disclaims beneficial ownership in 235,000 ordinary shares held each by his son, Ohad Maiman, and his sister, Michele Yankielowicz.

     Our principal shareholders do not have different voting rights attached to their ordinary shares. As at December 31, 2000, 2001 and 2002, Mr. Joseph Maiman beneficially held 1,092,396, 1,185,896 and 1,395,496 ordinary shares, respectively, representing approximately 22.8%, 24.3% and 28.6% of our then outstanding ordinary shares, respectively. As at December 31, 2000, 2001 and 2002, Integral International Ltd. beneficially held 1,068,396, ordinary shares, representing 22.3%, 21.9% and 21.9% of our then outstanding shares, respectively.

     As of July 9, 2003 there were 33 holders of record of our ordinary shares. Based on a review of the information provided to us by our transfer agent, 16 record holders holding approximately 64.88% of our ordinary shares had registered addresses in the United States and record holders holding approximately 34.92% of our ordinary shares had registered addresses in Israel. On April 10, 2003 we had approximately 777 beneficial holders of our ordinary shares. We do not believe this number has materially changed.

B. RELATED PARTY TRANSACTIONS

     During 1994, our manufacturing facility experienced a mechanical failure, for which we filed a claim with our insurer in the amount $815,461 to cover damages flowing from this failure. In December 1994, we agreed to sell the claim against the insurer for $467,000 to certain of our shareholders which included Integral International, Inc., Zilnat Holdings B.V., Dr. Ehud Geller (our former chairman of the board of directors), Samuel Friedrich, Litani Capital Management Ltd. (a former shareholder which transferred its rights under this agreement to LCM Holdings LDC), Mahir Reiss and Herve Debache. Under the agreement with these shareholders, as amended, they have the right to receive, after deduction of legal expenses, up to a maximum of $650,000 of any funds recovered from our insurer. Any remaining funds will belong to us. In 1997 the District Court of Tel Aviv dismissed the complaint for lack of standing based on the fact that we had sold the right to claim damages from our insurer to our shareholders. We appealed the decision to the Supreme Court, which overruled the decision on January 20, 1999, allowing the parties to amend their pleadings, and remanded the case to the District Court. The district court dismissed the case for lack of evidence of the cause of the mechanical failure, and awarded trial expenses and legal fees to the insurer. Both parties filed appeal motions to the Supreme Court. On May 28, 2003 the Supreme Court dismissed our appeal, accepted the insurer appeal and awarded trial expenses and additional legal fees for the insurer.

     In 2003 we negotiated a new financing plan with our Banks and controlling shareholder. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Joseph A. Maiman. The Note will due in full four years from its issuance date. The Note bears interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the Note, Merhav has the right, at any time, to convert the Note and any accrued interest thereon into ordinary shares of our company at a price of $0.33 per ordinary share. We may at our sole discretion repay the accrued interest on the principal of the Note to Merhav.

     Kubatronik leases the premises it occupies from Mrs. Karin Kubat, the wife of Mr. Alois Kubat, Kubatronik's founder and 24% shareholder. Since the date of the acquisition of Kubatronik's shares Kubatronik's has paid NIS 229,000 ($48,000) in rent for these premises.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 17 hereof and incorporated herein by this reference.

LEGAL PROCEEDINGS

     In June 2002, an action was initiated by a former employee, citing an alleged breach of an agreement for the payment of royalties in exchange for the use of his invention. The plaintiff is seeking damages of NIS 1.0 million. We intend to deny liability and to assert that no agreement was entered into between the parties, no compensation was agreed upon and that the amount of the claim is baseless. The lawsuit is in its preliminary stages. Based on the opinion of our legal counsel, we believe that we have good defenses against the claims, and that the outcome of this matter will not have a material adverse effect on our financial position or results of operations.

     In the year 2002, one of our customers demanded that we pay compensation of approximately $250,000 with respect to damages claimed to have been incurred as a result of the use of defective PCB that were manufactured and supplied by us. Although we disagreed with the customer's claim we are trying to solve this issue out of court, and believe that we may be compelled to compensate the customer and have recorded a provision in respect of our estimated compensation costs.

     From time to time, claims arising in the ordinary course of our business are brought against us. In the opinion of management, no currently existing claims will have a material adverse effect on our financial position, liquidity or results of operations.

DIVIDEND DISTRIBUTIONS

     We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by our board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

     According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

B. SIGNIFICANT CHANGES

     On February 28, 2003, a fire occurred at our immersion gold plating line department. In order to meet our commitments, we engaged several subcontractors in Israel and Europe to perform the immersion gold plating process on our behalf. We have since made temporary repairs to the line, and since March 24, 2003 it was operational. In addition we ordered a new line that was put into service in the beginning of July 2003. The immersion gold plating line department was insured, and we have received an advanced payment from the insurance company in the amount of $200,000.

     On May 1, 2003 we laid off about 15% of our employees, mainly from the production lines. The excess of termination costs over previously allocated accruals amounted to approximately NIS 250,000 ($ 53,000).

     In 2003, we negotiated a new financing plan with our Banks and controlling shareholder. Pursuant to this financing plan the Banks agreed to postpone 60% of our current outstanding obligations, in the amount of NIS 3 .5 million ($742,000) for ten months (from June 1, 2003 to March 31, 2004). The Banks agreed that of this amount, NIS 2.7 million ($567,000) will be paid in 33 payments beginning July 1, 2004 and the payment of NIS 829,000 ($175,000) will be required on or after July 1, 2004. We signed a factoring agreement with Investec (Israel) Ltd. Bank pursuant to which we will be entitled to a $1 million credit line for one year in consideration for the assignment to Investec of an equal amount of our accounts receivable. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Joseph A. Maiman. The Note will be due in full four years from its issuance date and bears interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the Note, Merhav has the right, at any time, to convert the Note and any accrued interest thereon into ordinary shares of our company at a price of $0.33 per ordinary share. We may at our sole discretion repay the accrued interest on the principal of the Note to Merhav.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

ANNUAL STOCK INFORMATION

     The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq Stock
Market:

YEAR                                                            HIGH                     LOW
1998..................................................        $2.3125                   $0.4375
1999..................................................         3.5000                    0.6562
2000..................................................         8.9688                    2.2500
2001..................................................         4.6400                    1.5000
2002..................................................         1.9100                    0.2800

QUARTERLY STOCK INFORMATION

     The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq Stock Market:

2001
First Quarter.........................................        $4.312                     $2.688
Second Quarter........................................         4.640                      2.750
Third Quarter.........................................         4.140                      1.500
Fourth Quarter........................................         2.700                      1.500

2002
First Quarter.........................................        $1.910                     $1.250
Second Quarter........................................         1.800                      1.100
Third Quarter.........................................         1.250                      0.560
Fourth Quarter........................................         0.730                      0.280

MONTHLY STOCK INFORMATION

     The following table sets forth, for each month in the last six months of 2002, the range of high ask and low bid prices of our ordinary shares on the Nasdaq Stock Market:

2002
July..................................................         $1.250                    $0.820
August................................................          1.060                     0.560
September.............................................          1.000                     0.680
October...............................................          0.730                     0.400
November..............................................          0.560                     0.400
December..............................................          0.560                     0.280

B. PLAN OF DISTRIBUTION

     Not applicable.

C. MARKETS

     Our ordinary shares were listed on the Nasdaq National Market since our initial public offering on January 22, 1997 until May 19, 1999, at which date the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market (symbol: ELTK).

D. SELLING SHAREHOLDERS

     Not applicable.

E. DILUTION

     Not applicable.

F. EXPENSE OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     We are registered with the Israeli Companies Registry and have been assigned company number 52-004295-3. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in the business of developing, manufacturing, producing, vending, importing, exporting, supplying, distributing and dealing in printed, multi-layer, flexible, semiconductors integrated, thick film and hybrid circuits related products, any components or portions thereof and processors for making same. In addition, the purpose of our company is to perform various corporate activities permissible under Israeli law.

THE POWERS OF THE DIRECTORS

     Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6A. Directors, Senior Management and Employees - Approval of Related Party Transactions Under Israeli Law."

     The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

     Under our articles of association, the service of directors in office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

RIGHTS ATTACHED TO SHARES

     Our authorized share capital consists of NIS 30,000,000 divided into 50,000,000 ordinary shares of a nominal value of NIS 0.6 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

     DIVIDEND RIGHTS. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. See "Item 8A. Financial Information
- Consolidated and Other Financial Information - Dividend Distribution." If after 30 days a dividend has been declared and it is still unclaimed, may be invested or otherwise used by us for our own account, as we deem fit, until such dividend is claimed; and we shall not be deemed a trustee in respect thereof. We are not obliged to pay, and shall not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fails to collect same or to provide us the necessary information for the payment thereof, or if we are for any other reason unable to pay the dividend to such shareholder.

     VOTING RIGHTS. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

     An ordinary resolution requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by voting card and voting thereon. As permitted under the Israeli Companies Law, our amended and restated articles of association requires only a simple majority of shareholders present and voting at any shareholders meeting for approval of actions such as increases in the share capital of the company, share splits and other recapitalizations. Nevertheless, approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by voting card, and voting thereon is required in order to amend the articles of association.

     Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See "Item 6A. Directors, Senior Management and Employees - Election of Directors."

     RIGHTS TO SHARE IN OUR PROFITS. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See "- Rights Attached to Shares - Dividend Rights."

     RIGHTS TO SHARE IN SURPLUS IN THE EVENT OF LIQUIDATION. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

     LIMITATIONS ON ANY EXISTING OR PROSPECTIVE MAJOR SHAREHOLDER. See Item 6A. "Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

CHANGING RIGHTS ATTACHED TO SHARES

     According to our articles of association, in order to change the rights attached to any class of shares, such change must be adopted by a resolution in writing by the holders of the majority of the issued shares of such class or by an ordinary resolution at a separate general meeting of the holders of the affected class.

ANNUAL AND EXTRAORDINARY MEETINGS OF SHAREHOLDERS

     The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of one or more shareholders holding in the aggregate at least 5.0% of our issued capital. The Companies Law provides that a company whose shares are traded on a stock exchange must give notice of a general meeting of shareholders to its record shareholders at least twenty-one days prior to the meeting. A shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders may not seek the cancellation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the time or the place thereof. Shareholders who are registered in our register of shareholders at the record date may vote at the general meeting of shareholders. The record date is set in the resolution to convene the general meeting of shareholders, provided that such date is set between four to twenty-one (4-21) days or, in the event of a vote by ballots, between four to forty (4-40) days before the date the general meeting is held.

     The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors unanimously designate in a notice to the shareholders. The requisite quorum at an adjourned General Meeting shall be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and
(ii)in any other case - one or more shareholders, present in person or by proxy, holding at least one share.

LIMITATIONS ON THE RIGHTS TO OWN SECURITIES IN OUR COMPANY

     Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

PROVISIONS RESTRICTING CHANGE IN CONTROL OF OUR COMPANY

     The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards' confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Our articles of association provide that such merger be approved by an ordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder. See also "Item 6A. Directors, Senior Management and Employees - Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

DISCLOSURE OF SHAREHOLDERS OWNERSHIP

     The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

CHANGES IN OUR CAPITAL

     Changes in our capital are subject to the approval of a simple majority of shareholders present and voting at any shareholders meeting.

C. MATERIAL CONTRACTS

     None.

D. EXCHANGE CONTROLS

     Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

     Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E. TAXATION

GENERAL CORPORATE TAX STRUCTURE

     Israeli companies are subject to "Company Tax" at a rate of 36% of taxable income. However, the effective rate of tax payable by a company which is qualified under Israeli law as an "Industrial Company" and which derives income from an "approved enterprise" (as further discussed below) may be considerably lower. See "Law for the Encouragement of Capital Investments, 1959."

     As of December 31, 2002, we had tax loss carry forwards of approximately NIS 56.1 million ($11.8 million). Such amount can be offset against future income without time limitation.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES) 1969

     Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Law, a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" it owns. An "Industrial Enterprise" is defined for purposes of the Industry Law as an enterprise whose majority activity in a given tax year is industrial production.

     We believe that we are currently an Industrial Company. An Industrial Company is entitled to certain tax benefits, including a deduction of the purchase price of patents or certain other intangible property rights at the rate of 12.5% per annum.

     The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that Industrial Enterprises, such as us, are eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and generally range from 20% to 40% on a straight-line basis, a 30% to 50% on a declining balance basis for equipment first put into operation on or after June 1, 1989 (instead of the regular rates which are applied on a straight-line basis).

     Moreover, Industrial Enterprises which are approved enterprises (see below) can choose between (a) the special depreciation rates referred to above or (b) accelerated regular rates of depreciation applied on a straight-line basis in respect of property and equipment, generally ranging from 200% (in respect of equipment) to 400% (in respect of buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum.

     Eligibility for benefits under the Industry Law is not contingent upon the approval of any Government agency. There can be no assurance that we will continue to so qualify, or will be able to avail ourselves of any benefits under the Industry Law in the future.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

GENERAL

     Certain of our production facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

     The Israeli Investment Center has the discretion, within the funding limits set by the Government budget, to grant the status of an "approved enterprise" to projects submitted to it if such projects may promote the objectives of the Investment Law and it is desirable to encourage the implementation of the project by the grant of the approval.

     The Investment Law provides that capital investments in production facilities (or other eligible facilities) may, upon application to the Israeli Investment Center, be designated as an approved enterprise. Each instrument of approval for an approved enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval.

     If, as in our case, (i) only a part of a company's taxable income is derived from an approved enterprise or (ii) a company owns more than one approved enterprise, the resulting effective corporate tax rate of the company represents the weighted combination of the various applicable rates. A company owning a "mixed enterprise" (i.e., a company the income of which is derived from both an approved enterprise and other sources) generally may not distribute a dividend that is attributable only to the approved enterprise.

     Subject to certain provisions concerning income subject to the alternative package of tax benefits (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate represents the weighted combination of the various applicable tax rates.

     A company may elect to attribute dividends distributed by it only to income not subject to the alternative package of tax benefits.

     As of December 31, 2002, two approved investment programs are applicable to us. These investments programs are based on the alternative package of tax benefits track and provide for tax exemption on undistributed earnings derived from the programs for two years and a reduced tax rate for the remainder of the benefit period. The benefit period with respect to such programs have not yet commenced, and will expire no later than 2005 for one of the programs and 2016 for the other. However, the tax benefits with respect to income derived out of the programs, if any, may not be available to us due to our noncompliance with a condition prescribed in the certificate of approval. See Note 22 of notes to the financial statements.

TAX BENEFITS

     Income derived from an approved enterprise is subject to corporate tax at the reduced rate of 25% (or lower in the case of a qualified "foreign investor's company" which is at least 49% owned by non-Israeli residents) until the earlier of (i) seven (or ten in the case of a foreign investor's company) consecutive years, commencing in the year in which the specific approved enterprise first generates taxable income (which income is not offset by deductions attributable to other sources), (ii) 12 years from the year of commencement of production or
(iii) 14 years from the year of approval of the approved enterprise status. Income derived from an approved enterprise in Zone A, which is approved after January 1, 1997, is exempt from corporate tax for a period of two years and is subject to the above rates for the balance of the benefit period.

     A company owning an approved enterprise, which was approved after April 1, 1986, may elect to forego the entitlement to grants and to certain tax benefits otherwise available under the Investment Law, and apply for an alternative package of tax benefits. Under the alternative package of tax benefits, undistributed income from the approved enterprise is fully tax-exempt for a defined period. The tax exemption for approval granted prior to August 6, 1996 range between 2 and 10 years, depending principally upon the geographic location within Israel and the type of the approved enterprise. If the certificate of approval was granted after August 6, 1996, the tax exemption will be based upon the geographic location of the approved enterprise in Israel. On expiration of the tax exemption, the approved enterprise is eligible for the beneficial tax rate (25% or less in the case of a qualified foreign investor's company which is at least 49% owned by non-Israeli residents) for the remainder of the applicable period of benefits, as described above.

     Dividends paid out of income derived by an approved enterprise (or out of dividends received from a company whose income is derived by an approved enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the alternative package of tax benefits will be subject to corporate tax at the otherwise applicable rate of 25% (or lower in the case of a qualified foreign investor's company which is at least 49% owned by non Israeli residents) in respect of the gross amount of the dividend if it pays a dividend out of income derived by its approved enterprise during the tax exemption period.

     The tax benefits available to an approved enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the approved enterprises. In the event of our failure to comply with these conditions, the tax and other benefits could be rescinded, in whole or in part, and we might be required to refund the amount of the canceled benefits (including the grants), with the addition of the Israeli consumer price index linkage differences and interest.

     A company that qualifies as a foreign investor's company is entitled to further tax benefits relating to its approved enterprises. Subject to certain conditions, a foreign investor company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors), and of whose combined share and loan capital, is owned, directly or indirectly, by persons who are not residents of Israel. Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits (a reduced corporate tax rate of 10%-20%) should the foreign investment reach or exceed 49%. The rate of 15% applicable to dividends is effective for an unlimited period. We are currently a foreign investor's company. No assurance can be given that we will continue to qualify as a foreign investor's company.

FINANCIAL BENEFITS

     An approved enterprise is also entitled to a grant from the Government of Israel with respect to investments in certain production facilities located in designated areas within Israel, provided it did not elect the alternative package of tax benefits. Grants are available for enterprises situated in development areas and for high technology or skill-intensive enterprises in Jerusalem. An investment grant is computed as a percentage (up to 24% in 1997 and up to 20% in 1998 and thereafter, depending upon the location of the enterprise) of the original costs of the fixed assets for which approved enterprise status has been granted.

     The amount of investment grant was decreased by the Government of Israel from 38% of the original cost of the pertinent fixed assets to 34% in 1996 and was further decreased to 24% in 1997 and to 20% in 1998. The authority to approve investment programs, which was due to expire on December 31, 1994 was extended until December 31, 2002. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on our future investments in Israel.

TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax (Inflationary Adjustments) Law, 1985, or the Inflationary Adjustments Law, is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the nominal taxable profits computed under regular historical cost principles.

     The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli consumer price index, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustment Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index.

PURSUANT TO THE INFLATIONARY ADJUSTMENTS LAW TO WHICH WE ARE SUBJECT, RESULTS FOR TAX PURPOSES ARE MEASURED IN REAL TERMS IN ACCORDANCE WITH THE CHANGES IN THE ISRAELI CONSUMER PRICE INDEX.

TAX REFORM

     On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employee income.

     The material consequences of the amendment applicable to our company include, among other things, imposing a tax upon all income of Israeli residents, individuals and corporations, regardless of the territorial source of the income and certain modifications in the qualified taxation tracks of employee stock options. Moreover, companies tax at the rate of 25% will be imposed on dividends that generated from income produced or accrued abroad and also from dividends generated from abroad.

CAPITAL GAINS TAX AND TAXATION OF DIVIDENDS

     Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus will be computed on the basis of the devaluation of the New Israeli Shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the rate of 25%.

     Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

     Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

     o who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

     o who is entitled to claim the benefits available under the U.S.-Israel tax treaty.

     However, this exemption will not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

     For residents of other countries, the purchaser of the shares may be required to withhold capital gains tax on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the stockholder's country of residence.

     The taxation on gains from sales of our ordinary shares under current legislation, which became effective on January 1, 2003, is not clear because the legislation has not been completed. It is expected that gains from sales of our ordinary shares will be tax exempt for nonresidents of Israel if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. Under current legislation, the exemption for nonresidents of Israel applies to stock exchanges in Israel. However, it is expected that it will also apply to stock exchanges outside of Israeli (if recognized by the Israeli Ministry of Finance) and subject to further legislation. If the gains from sales of our ordinary shares are not tax exempt for nonresidents of Israel according to expected additional legislation or if the shares were sold by Israeli residents, they are expected to be:

     o tax exempt for the period accrued until December 31, 2002, for so long as the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance, and we qualify as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes) 1969; and

     o subject to 15% tax for the period commencing January 1, 2003, if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. We believe that we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that we will qualify or maintain this qualification or our status as an industrial company. If we are delisted or if the secondary legislation does not designate the Nasdaq SmallCap Market as expected, gains from the sale of our ordinary shares will be subject to 25% capital gains tax.

     Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of shares in an Israeli company which are traded on certain stock markets, including The Nasdaq National Market, subject to the provisions of any applicable double taxation treaty.

     On the distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate payable with respect to dividends received out of income derived from approved enterprises; (see "Law for the Encouragement of Capital Investments, 1959"), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence which provides for a lower tax rate in Israel on dividends. The Convention between the State of Israel and the Government of the United States relating to relief from double taxation, or the Treaty, provides for a maximum tax of 25% on dividends paid to a resident of the United States. Dividends paid to an Israeli company by another Israeli company are not subject to income tax, unless received out of income derived from approved enterprises.

TAXATION OF NON-RESIDENT HOLDERS OF SHARES

     Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power, and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

FOREIGN EXCHANGE REGULATION

     Non-residents of Israel who purchase ordinary shares and receive dividends, if any are declared, or any amounts payable upon the dissolution, liquidation or winding up of our affairs will be able to freely repatriate such amounts in non-Israeli currencies, pursuant to the general permit issued by the Controller of Foreign Currency at the Bank of Israel under the Currency Control Law, 1978, provided that we have withheld Israeli income tax with respect to such amounts.

     Under the general permit issued by the Controller of Foreign Currency, Israeli residents, including corporations, may generally purchase securities, including the ordinary shares, outside of Israel.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

     o broker-dealers,

     o financial institutions,

     o certain insurance companies,

     o investors liable for alternative minimum tax,

     o tax-exempt organizations,

     o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

     o persons who hold the ordinary shares through partnerships or other pass-through entities,

     o investors that actually or constructively own 10 percent or more of our voting shares, and

     o investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

     This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

     You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

     For purposes of this summary, a U.S. Holder is:

     o an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

     o a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

TAXATION OF DIVIDENDS

     The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "--Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

     Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

     Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

DISPOSITION OF ORDINARY SHARES

     If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

     In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

     An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

NEW TAX LAW APPLICABLE TO DIVIDENDS AND LONG-TERM CAPITAL GAIN

     Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15 percent rate. The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

PASSIVE FOREIGN INVESTMENT COMPANIES

     For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (1) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets, which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

     Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

     If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below,

     o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

     o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

     o gain recognized, upon the disposition of ordinary shares would be taxable as ordinary income and

     o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

     If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

     Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals which, under current law, is 28%. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. GIFT AND ESTATE TAX

     An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F. DIVIDEND AND PAYING AGENTS

     Not applicable.

G. STATEMENT BY EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

     As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

     This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.eltekglobal.com You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-28884.

     The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Sgoola Industrial Zone, Petach Tikva 49101, Israel.

I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates affecting primarily the interest on short-term credit lines and long-term loans.

FOREIGN CURRENCY EXCHANGE RISK

     Our financial currency is the NIS and our revenues from sales in Israel are usually linked to the U.S. dollar. We also incur expenses in U.S. dollar, Euros and other foreign currencies. While in former years we entered into certain foreign exchange contracts, in the fiscal year ended December 31, 2002 we did not enter into any of them. We do not expect to use forward contacts for trading purposes in the future. A hypothetical 10% movement in foreign currency rates (the U.S. dollar and the Euro) against the NIS, with all other variables held constant on expected sales and net income, would result in an increase in expected 2003 sales and net income of $1.7 million and $24,000, respectively, or a decrease in expected 2003 sales and net income of $2.1 million and $595,000, respectively.

INTEREST RATE RISK

     Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines and long-term loans, which is partly offset by short term deposits. Our credit lines and long-term loans are principally denominated in (i) NIS and bear annual interest ranging from 9.6% to 11.9% (as of December 31, 2002); and (ii) U.S. dollars and bear interest ranging from 2.5% to 3.5% (as of December 31, 2002). Our short-term deposit is denominated in U.S. dollars and bear interest at a rate of 1.1% (as of December 31, 2002). For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans net of income derived from short-term deposit. Our potential loss over one year that would result from a hypothetical change of 1% in the interest rate would be approximately $57,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer Arieh Reichart and Chief Financial Officer Dov Frumovich, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

     There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16. RESERVED.


                                    PART III


ITEM 17. FINANCIAL STATEMENTS

     CONSOLIDATED FINANCIAL STATEMENTS.

  Index to Consolidated Financial Statements...........................................................76

  Report of Independent Auditors ......................................................................F-1

  Consolidated Balance Sheets..........................................................................F-2

  Consolidated Statements of Operations................................................................F-4

  Statements of Changes in Shareholders' Equity........................................................F-5

  Consolidated Statements of Cash Flows................................................................F-7

  Notes to Consolidated Financial Statements...........................................................F-10


ITEM 18.FINANCIAL STATEMENTS

     Not applicable.

ITEM 19. EXHIBITS

     Index to Exhibits

  EXHIBIT     DESCRIPTION


   *3.1       Memorandum of Association of the Registrant.

    3.2       Articles of Association of the Registrant as Amended.

   *4.1       Specimen of Share Certificate.

  *10.1       Indemnity  Agreement  provided  to Arieh  Reichart  dated  December  5, 1996 and a  schedule  of similar Indemnity Agreements provided by the Registrant to its officers and directors.

  *10.2       1996 Employee Stock Option Plan.

 **10.3       2000 Employee Stock Option Plan.

 **10.4       Agreement  for  the  Assignment  of  Insurance  Claims  Proceeds  dated  January  24,  1995  and amendments thereto dated August 4, and November 17, 1996.

   10.5       Services Factoring Agreement dated July 8, 2003.

   23.1       Consent of Somekh Chaikin,  Member Firm of KPMG, with respect to Registration  Statement on Form
              S-8.
   99.1       Certification by Chief Executive  Officer Pursuant to Section 302 of the  Sarbanes-Oxley  Act of
              2002.

   99.2       Certification by Chief Financial  Officer Pursuant to Section 302 of the  Sarbanes-Oxley  Act of
              2002.

   99.3       Certification  by Chief  Executive  Officer  Pursuant  to 18 U.S.C.  Section  1350,  As  Adopted
              Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.4       Certification  by Chief  Financial  Officer  Pursuant  to 18 U.S.C.  Section  1350,  As  Adopted
              Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_____________________

* Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, filed with the Securities and Exchange Commission and incorporated herein by reference.

** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

                                   ELTEK LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
Report of Independent Auditors ...............................................................................F-1

Consolidated Balance Sheets...................................................................................F-2

Consolidated Statements of Operations.........................................................................F-4

Statements of Changes in Shareholders' Equity.................................................................F-5

Consolidated Statements of Cash Flows.........................................................................F-7

Notes to Consolidated Financial Statements....................................................................F-10

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF ELTEK LTD.

We have audited the accompanying consolidated and company balance sheets of Eltek Ltd. (the "Company") and its subsidiaries as of December 31, 2002 and the related consolidated and company statements of operations, changes in shareholders' equity, and cash flows, for the year then ended, the accompanying consolidated balance sheets of the Company and its subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows, for the year then ended, for the nine-month period ended December 31, 2000 and for the year ended March 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and company financial position of the Company and its subsidiaries as of December 31, 2002, the results of their operations, changes in their shareholders' equity and their cash flows for the year then ended, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001, and the results of their operations, changes in their shareholders' equity and their cash flows for the year then ended, for the nine-month period ended December 31, 2000 and for the year ended March 31, 2000, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for the years ended December 31, 2002 and 2001, for the nine-month period ended December 31, 2000 and for the year ended March 31, 2000 and would have affected the balance sheets as of December 31, 2002 and 2001 to the extent summarized in Note 25 to the consolidated financial statements.

As explained in Note 2B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

/s/ Somekh Chaikin
------------------
Somekh Chaikin
Certified Public Accountants (Isr.)

July 10, 2003

BALANCE SHEETS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2002

                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2E)
                                                                                                            -----------------
                                                                            CONSOLIDATED           COMPANY       CONSOLIDATED
                                                        --------------------------------  ----------------  -----------------
                                                                AS AT              AS AT             AS AT              AS AT
                                                          DECEMBER 31        DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                                 2001               2002              2002               2002
                                                       --------------   ----------------  ----------------  -----------------
                                                            (AUDITED)          (AUDITED)         (AUDITED)        (UNAUDITED)
                                                       --------------   ----------------  ----------------  -----------------
                                               NOTE               NIS                NIS               NIS                US$
                                        -----------    --------------   ----------------  ----------------  -----------------
                                                                                  (IN THOUSANDS)
                                                       ----------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                         3             6,698              6,357             3,558              1,342
Receivables:
  Trade                                           4            28,996             25,861            24,846              5,460
  Other                                           5             1,654              1,665             4,197                351
Inventories                                       6            14,804             12,630            11,615              2,666
Prepaid expenses                                                1,023              1,212             1,170                256
                                                       --------------   ----------------  ----------------  -----------------

Total current assets                                           53,175             47,725            45,386             10,075
                                                       --------------   ----------------  ----------------  -----------------

LONG-TERM INVESTMENTS                             7                 -                  -            10,640                  -
                                                       --------------   ----------------  ----------------  -----------------

PROPERTY AND
 EQUIPMENT, NET                                   8            55,444             55,071            50,583             11,626
                                                       --------------   ----------------  ----------------  -----------------

GOODWILL                                          1                 -              5,069                 -              1,070
                                                       --------------   ----------------  ----------------  -----------------


Total assets                                                  108,619            107,865           106,609             22,771
                                                        ==============  ================  ================  =================

The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.
--------------------------------------------------------------------------------

                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2E)
                                                                                                            -----------------
                                                                            CONSOLIDATED           COMPANY       CONSOLIDATED
                                                       --------------   ----------------  ----------------  -----------------
                                                                AS AT              AS AT             AS AT              AS AT
                                                          DECEMBER 31        DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                                 2001               2002              2002               2002
                                                       --------------   ----------------  ----------------  -----------------
                                                            (AUDITED)          (AUDITED)         (AUDITED)        (UNAUDITED)
                                                       --------------   ----------------  ----------------  -----------------
                                               NOTE               NIS                NIS               NIS                US$
                                        -----------    --------------   ----------------  ----------------  -----------------
                                                                                  (IN THOUSANDS)
                                                       ----------------------------------------------------------------------
LIABILITIES AND
SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term credit and current
 maturities of long-term debts                    9            17,835             21,130            21,086              4,461
Trade payables                                   10            19,625             23,132            22,877              4,883
Other liabilities and accrued
 expenses                                        11             7,855              8,072             7,023              1,704
                                                       --------------   ----------------  ----------------  -----------------
Total current liabilities                                      45,315             52,334            50,986             11,048
                                                       --------------   ----------------  ----------------  -----------------
LONG-TERM LIABILITIES
Long-term debt, excluding
 current maturities                              12            15,474             21,130            21,130              4,461
Employee severance benefits, net                 13               850              1,013               951                213
                                                       --------------   ----------------  ----------------  -----------------
Total long-term liabilities                                    16,324             22,143            22,081              4,674
                                                       --------------   ----------------  ----------------  -----------------
COMMITMENTS AND
 CONTINGENT LIABILITIES                          14
Provision for losses of subsidiaries              7                 -                  -             2,029                  -
Minority interests                                                  -              1,875                 -                396
                                                       --------------   ----------------  ----------------  -----------------
                                                                    -              1,875             2,029                396
                                                       --------------   ----------------  ----------------  -----------------
SHAREHOLDERS' EQUITY                             15
Ordinary shares, NIS 0.6
 par value
Authorized 50,000,000
 shares, issued and outstanding
 4,885,651 shares                                              29,898             29,898            29,898              6,312
Additional paid-in capital                                     52,984             52,984            52,984             11,185
Capital reserves related to loans
 from controlling shareholders                                 10,202             10,202            10,202              2,154
Cumulative foreign currency
 translation adjustments                                            -                549               549                116
Capital reserves                                                6,814              6,814             6,814              1,438
Accumulated deficit                                           (52,918)           (68,934)          (68,934)           (14,552)
                                                       --------------   ----------------  ----------------  -----------------
Total shareholders' equity                                     46,980             31,513            31,513              6,653
                                                       --------------   ----------------  ----------------  -----------------

Total liabilities and
 shareholders' equity                                         108,619            107,865           106,609             22,771
                                                       ==============   ================  ================  =================

/s/ Arieh Reichart                             /s/ Dov Frumovitch
------------------------------                 ------------------------------
Arieh Reichart                                 Dov Frumovitch
President, Chief Executive Officer             Chief Financial Officer

Date:  July 10, 2003

The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.

STATEMENTS OF OPERATIONS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2002

                                                                                 CONSOLIDATED
                                                          ------------------------------------------------------------
                                                                   YEAR    NINE MONTHS            YEAR            YEAR
                                                                  ENDED          ENDED           ENDED           ENDED
                                                               MARCH 31    DECEMBER 31     DECEMBER 31     DECEMBER 31
                                                                   2000           2000            2001            2002
                                                          -------------  -------------  --------------  --------------
                                                              (AUDITED)      (AUDITED)       (AUDITED)       (AUDITED)
                                                          -------------  -------------  --------------  --------------
                                                   NOTE             NIS            NIS             NIS             NIS
                                                  -----   -------------  -------------  --------------  --------------
                                                             (IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE DATA)
                                                          ------------------------------------------------------------
Revenues                                             16         108,356        109,685         122,225         110,111
Cost of revenues                                     17          90,927         79,676         103,282         108,504
                                                          -------------  -------------  --------------  --------------
Gross profit (loss)                                              17,429         30,009          18,943           1,607
Research and development costs, net                  18             255            363             406             118
Selling, general and administrative expenses         19          12,879         13,063          14,547          15,443
Amortization of goodwill                                              -              -               -             298
                                                          -------------  -------------  --------------  --------------
Operating income (loss)                                           4,295         16,583           3,990         (14,252)
Financial expenses, net                              20           1,989          1,215           1,834           1,471
                                                          -------------  -------------  --------------  --------------
Income (loss) before other income (expenses), net                 2,306         15,368           2,156         (15,723)
Other income (expenses), net                         21          (5,446)            25             732             296
                                                          -------------  -------------  --------------  --------------
Income (loss) before taxes on income                             (3,140)        15,393           2,888         (15,427)
Taxes on income                                      22               -              -               -             387
                                                          -------------  -------------  --------------  --------------
Net income (loss) after taxes on income                          (3,140)        15,393           2,888         (15,814)
Company's share in losses of subsidiaries, net                        -              -               -               -
Minority share in subsidiary's net income                             -              -               -             202
                                                          -------------  -------------  --------------  --------------
Net income (loss)                                                (3,140)        15,393           2,888         (16,016)
                                                          =============  =============  ==============  ==============
Basic and diluted earnings (loss) per
 NIS 1 par value of the share capital*                            (1.08)          5.18            0.98           (5.46)
                                                          =============  =============  ==============  ==============
Total par value of shares used to compute
 basic and diluted net earnings (loss) per
 NIS 1 par value of share                                         2,948          2,980           2,932           2,932
                                                          =============  =============  ==============  ==============

                                                                                                           CONVENIENCE
                                                                                                           TRANSLATION
                                                                                                             (NOTE 2E)
                                                                                                        --------------
                                                                               COMPANY                    CONSOLIDATED
                                                                        --------------                  --------------
                                                                                  YEAR                            YEAR
                                                                                 ENDED                           ENDED
                                                                           DECEMBER 31                     DECEMBER 31
                                                                                  2002                            2002
                                                                        --------------                  --------------
                                                                             (AUDITED)                     (UNAUDITED)
                                                                        --------------                  --------------
                                                                                   NIS                             US$
                                                                        --------------                  --------------
                                                                     (IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE DATA)
                                                                     -----------------------------------------------------
Revenues                                                                       102,477                          23,244
Cost of revenues                                                               102,918                          22,905
                                                                        --------------                  --------------
Gross profit (loss)                                                               (441)                            339
Research and development costs, net                                                118                              25
Selling, general and administrative expenses                                    13,663                           3,260
Amortization of goodwill                                                             -                              63
                                                                        --------------                  --------------
Operating income (loss)                                                        (14,222)                         (3,009)
Financial expenses, net                                                          1,102                             311
                                                                        --------------                  --------------
Income (loss) before other income (expenses), net                              (15,324)                         (3,320)
Other income (expenses), net                                                      (110)                             63
                                                                        --------------                  --------------
Income (loss) before taxes on income                                           (15,434)                         (3,257)
Taxes on income                                                                     96                              82
                                                                        --------------                  --------------
Net income (loss) after taxes on income                                        (15,530)                         (3,339)
Company's share in losses of subsidiaries, net                                     486                               -
Minority share in subsidiary's net income                                            -                              43
                                                                        --------------                  --------------
Net income (loss)                                                              (16,016)                         (3,382)
                                                                        ==============                  ==============
Basic and diluted earnings (loss) per
 NIS 1 par value of the share capital*                                           (5.46)                          (1.15)
                                                                        ==============                  ==============
Total par value of shares used to compute
 basic and diluted net earnings (loss) per
 NIS 1 par value of share                                                        2,932                           2,932
                                                                        ==============                  ==============

* Ordinary shares of a par value of NIS 0.6 each.

The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONSOLIDATED AND COMPANY)
--------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2002

                                                                                                     CAPITAL
                                                                                                    RESERVES   CUMULATIVE
                                                                                                  RELATED TO      FOREIGN
                                                           NUMBER OF                ADDITIONAL    LOANS FROM     CURRENCY
                                                            ORDINARY     ORDINARY      PAID-IN   CONTROLLING  TRANSLATION
                                                              SHARES       SHARES      CAPITAL  SHAREHOLDERS  ADJUSTMENTS
                                                        ------------  -----------  -----------  ------------  -----------
                                                                              NIS          NIS           NIS          NIS
                                                                      -----------  -----------  ------------  -----------
                                                                             (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
                                                                      ---------------------------------------------------
BALANCE AS OF DECEMBER 31, 2000 (AUDITED)                  4,792,452       29,839       52,437        10,202            -

CHANGES DURING THE YEAR
Employee stock option expenses, net                                -            -           76             -            -
Exercise of employee stock options                            93,199           59          471             -            -
Net income                                                         -            -            -             -            -
                                                        ------------  -----------  -----------  ------------  -----------

BALANCE AS OF DECEMBER 31, 2001 (AUDITED)                  4,885,651       29,898       52,984        10,202            -

CHANGES DURING THE YEAR
Cumulative foreign currency
 translation adjustments                                           -            -            -             -          549
Net loss                                                           -            -            -             -            -
                                                        ------------  -----------  -----------  ------------  -----------

BALANCE AS OF DECEMBER 31, 2002 (AUDITED)                  4,885,651       29,898       52,984        10,202          549
                                                        ============  ===========  ===========  ============  ===========

                                                                                  IN US$ THOUSANDS
                                                        -----------------------------------------------------------------
CONVENIENCE TRANSLATION (NOTE 2E) YEAR
 ENDED DECEMBER 31, 2002 (UNAUDITED)                       4,885,651        6,312       11,185         2,154          116
                                                        ============  ===========  ===========  ============  ===========

                                                                         RECEIPTS                                   TOTAL
                                                                      ON ACCOUNTS      CAPITAL  ACCUMULATED  SHAREHOLDERS'
                                                                        OF SHARES     RESERVES      DEFICIT        EQUITY
                                                                      -----------  -----------  -----------  ------------
                                                                              NIS          NIS          NIS           NIS
                                                                      -----------  -----------  -----------  ------------
                                                                           (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
                                                                      ---------------------------------------------------
BALANCE AS OF DECEMBER 31, 2000 (AUDITED)                                      27        6,814      (55,806)       43,513

CHANGES DURING THE YEAR
Employee stock option expenses, net                                             -            -            -            76
Exercise of employee stock options                                            (27)           -            -           503
Net income                                                                      -            -        2,888         2,888
                                                                      -----------  -----------  -----------  ------------

BALANCE AS OF DECEMBER 31, 2001 (AUDITED)                                       -        6,814      (52,918)       46,980

CHANGES DURING THE YEAR
Cumulative foreign currency
 translation adjustments                                                        -            -            -           549
Net loss                                                                        -            -      (16,016)      (16,016)
                                                                      -----------  -----------  -----------  ------------

BALANCE AS OF DECEMBER 31, 2002 (AUDITED)                                       -        6,814      (68,934)       31,513
                                                                      ===========  ===========  ===========  ============

                                                                                        IN US$ THOUSANDS
                                                                      ---------------------------------------------------
CONVENIENCE TRANSLATION (NOTE 2E) YEAR
 ENDED DECEMBER 31, 2002 (UNAUDITED)                                            -        1,438      (14,552)        6,653
                                                                      ===========  ===========  ===========  ============

The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONSOLIDATED AND COMPANY)
-------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 31, 2002

                                                                                                          CAPITAL
                                                                                                 RESERVES RELATED
                                                      NUMBER OF                      ADDITIONAL     TO LOANS FROM
                                                       ORDINARY        ORDINARY         PAID-IN       CONTROLLING
                                                         SHARES          SHARES         CAPITAL      SHAREHOLDERS
                                                ---------------  --------------  --------------  ----------------
                                                                            NIS             NIS               NIS
                                                                 --------------  --------------  ----------------
                                                                      (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
                                                                 ------------------------------------------------
BALANCE AS OF MARCH 31, 1999 (AUDITED)                4,730,700          29,800          52,279            10,202

CHANGES DURING THE YEAR
Employee stock option expenses, net                           -               -              59                 -
Net loss                                                      -               -               -                 -
                                                ---------------  --------------  --------------  ----------------
BALANCE AS OF MARCH 31, 2000 (AUDITED)                4,730,700          29,800          52,338            10,202

CHANGES DURING THE NINE-MONTH PERIOD
Receipts on account of shares                                 -               -               -                 -
Exercise of warrant options                              30,952              20             (20)                -
Exercise of employee stock options                       30,800              19             119                 -
Net income                                                    -               -               -                 -
                                                ---------------  --------------  --------------  ----------------
BALANCE AS OF DECEMBER 31, 2000
 (AUDITED)                                            4,792,452          29,839          52,437            10,202
                                                ---------------  --------------  --------------  ----------------

                                                       RECEIPTS                                             TOTAL
                                                     ON ACCOUNT         CAPITAL     ACCUMULATED     SHAREHOLDERS'
                                                      OF SHARES        RESERVES         DEFICIT            EQUITY
                                                ---------------  --------------  --------------    --------------
                                                            NIS             NIS             NIS               NIS
                                                ---------------  --------------  --------------    --------------
                                                            (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
                                                -----------------------------------------------------------------
BALANCE AS OF MARCH 31, 1999 (AUDITED)                        -           6,814         (68,059)           31,036

CHANGES DURING THE YEAR
Employee stock option expenses, net                           -               -               -                59
Net loss                                                      -               -          (3,140)           (3,140)
                                                 --------------  --------------  --------------    --------------
BALANCE AS OF MARCH 31, 2000 (AUDITED)                        -           6,814         (71,199)           27,955

CHANGES DURING THE NINE-MONTH PERIOD
Receipts on account of shares                                27               -               -                27
Exercise of warrant options                                   -               -               -                 -
Exercise of employee stock options                            -               -               -               138
Net income                                                    -               -          15,393            15,393
                                                 --------------  --------------  --------------    --------------
BALANCE AS OF DECEMBER 31, 2000
 (AUDITED)                                                   27           6,814         (55,806)           43,513
                                                 --------------  --------------  --------------    --------------

The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.

STATEMENTS OF CASH FLOWS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2002

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2E)
                                                                                                                ------------
                                                       CONSOLIDATED                                  COMPANY    CONSOLIDATED
                                  ----------------------------------------------------------     -----------    ------------
                                        YEAR     NINE MONTHS            YEAR            YEAR            YEAR            YEAR
                                       ENDED           ENDED           ENDED           ENDED           ENDED           ENDED
                                    MARCH 31    DECEMBER  31     DECEMBER 31     DECEMBER 31     DECEMBER 31     DECEMBER 31
                                        2000            2000            2001            2002            2002            2002
                                  ----------    ------------     -----------     -----------     -----------    ------------
                                   (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)     (UNAUDITED)
                                  ----------    ------------     -----------     -----------     -----------    ------------
                                         NIS             NIS             NIS             NIS             NIS             US$
                                  ----------    ------------     -----------     -----------     -----------    ------------
                                                                      (IN THOUSANDS)
                                  -------------------------------------------------------------------------------------------
Net income (loss)                     (3,140)         15,393           2,888         (16,016)        (16,016)         (3,382)

ADJUSTMENTS TO RECONCILE NET
 INCOME (LOSS) TO NET CASH FLOWS
 PROVIDED BY OPERATING ACTIVITIES:
Employee stock option
 expenses, net                            59               -              76               -               -               -
Inflationary impact on long-
 term debts                             (164)           (169)            203            (621)           (621)           (131)
Depreciation                           8,686           7,421          11,761          14,171          13,189           2,991
Amortization and write-off
 of goodwill                           5,366               -               -             298               -              63
Write-off of other assets                  -               -              12              26              26               6
Loss (gain) on disposal of
 fixed assets                            (17)            (25)             43            (423)             (8)            (89)
Company's share in losses of
 subsidiaries, net                         -               -               -               -             486               -
Minority share in subsidiary's
 net income                                -               -               -             202               -              43
Increase (decrease) in employee
 severance benefits, net                 318            (361)           (128)            112             101              24
Decrease (increase) in trade
 receivables                          (6,455)         (5,384)            (14)          4,130           3,995             872
Decrease (increase) in other
 receivables and prepaid expenses        515          (1,581)            (50)             21            (785)              4
Decrease (increase) in inventories    (1,772)         (1,677)           (808)          3,407           3,172             719
Increase (decrease) in trade
 payables                              5,634             416            (135)          3,130           3,251             661
Increase (decrease) in other
 liabilities and accrued expenses      1,102           1,654          (1,747)         (2,142)           (760)           (452)
                                  ----------    ------------     -----------     -----------     -----------    ------------

Net cash provided by
 operating activities                 10,132          15,687          12,101           6,295           6,030           1,329
                                  ----------    ------------     -----------     -----------     -----------    ------------

                                                                      Eltek Ltd.

-------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2002

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2E)
                                                                                                                ------------
                                                       CONSOLIDATED                                  COMPANY    CONSOLIDATED
                                  ----------------------------------------------------------     -----------    ------------
                                        YEAR     NINE MONTHS            YEAR            YEAR            YEAR            YEAR
                                       ENDED           ENDED           ENDED           ENDED           ENDED           ENDED
                                    MARCH 31    DECEMBER  31     DECEMBER 31     DECEMBER 31     DECEMBER 31     DECEMBER 31
                                        2000            2000            2001            2002            2002            2002
                                  ----------    ------------     -----------     -----------     -----------    ------------
                                   (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)     (UNAUDITED)
                                  ----------    ------------     -----------     -----------     -----------    ------------
                                         NIS             NIS             NIS             NIS             NIS             US$
                                  ----------    ------------     -----------     -----------     -----------    ------------
                                                                      (IN THOUSANDS)
                                  ------------------------------------------------------------------------------------------
CASH FLOWS USED IN
 INVESTING ACTIVITIES:
Investment in subsidiary                   -               -               -               -         (12,119)              -
Dividend received
 from subsidiary                           -               -               -               -           1,913               -
Acquisition of newly -
 consolidated subsidiary
 (Annex A)                                 -               -               -          (4,341)              -            (916)
Purchase of fixed assets             (11,136)        (11,707)        (20,437)         (8,116)         (7,093)         (1,714)
Dividends declared prior to
 the acquisition and paid to
 the shareholders                          -               -               -          (2,695)              -            (569)
Proceeds from sale of fixed
 assets                                  116             157              11             462              15              98
                                  ----------    ------------     -----------     -----------     -----------    ------------
Net cash used in investing
 activities                          (11,020)        (11,550)        (20,426)        (14,690)        (17,284)         (3,101)
                                  ----------    ------------     -----------     -----------     -----------    ------------

CASH FLOWS PROVIDED BY
 (USED IN) FINANCING ACTIVITIES:
Increase (decrease) in short-
 term credit of three months
 or less                               1,571          (2,826)          4,410           4,978           4,934           1,051
Repayment of long-term loans          (7,556)         (4,634)         (7,841)         (8,780)         (8,780)         (1,853)
Long-term loans received               7,848           5,259          13,182          12,178          12,178           2,570
Exercise of employee stock
 options                                   -             138             503               -               -               -
Receipts on account of shares              -              27               -               -               -               -
Dividend distributions                     -               -               -            (637)              -            (134)
                                  ----------    ------------     -----------     -----------     -----------    ------------
Net cash provided by (used in)
 financing activities                  1,863          (2,036)         10,254           7,739           8,332           1,634
                                  ----------    ------------     -----------     -----------     -----------    ------------

ADJUSTMENTS FROM
 TRANSLATION OF FINANCIAL
 STATEMENTS OF
 AUTONOMOUS UNITS                          -               -               -             315               -              66
                                  ----------    ------------     -----------     -----------     -----------    ------------

NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS               975           2,101           1,929            (341)         (2,922)            (72)

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                1,693           2,668           4,769           6,698           6,480           1,414
                                  ----------    ------------     -----------     -----------     -----------    ------------

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                      2,668           4,769           6,698           6,357           3,558           1,342
                                  ==========    ============     ===========     ===========     ===========    ============

The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.

-------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2002

                                                                                              CONVENIENCE
                                                                                              TRANSLATION
                                                                                                (NOTE 2E)
                                                                               --------------------------
                                                                                       CONSOLIDATED
                                                                               --------------------------
                                                                                YEAR ENDED     YEAR ENDED
                                                                               DECEMBER 31    DECEMBER 31
                                                                                      2002           2002
                                                                               -----------    -----------
                                                                                 (AUDITED)    (UNAUDITED)
                                                                               -----------    -----------
                                                                                       NIS            US$
                                                                               -----------    -----------
                                                                                        IN THOUSANDS
                                                                               -----------    -----------
ANNEX A - ACQUISITION OF NEWLY CONSOLIDATED SUBSIDIARY

Assets and liabilities of subsidiary at date of acquisition

Working capital (other than cash)                                                    2,746            579
Fixed assets                                                                        (4,234)          (893)
Goodwill                                                                            (5,094)        (1,075)
Minority interests                                                                   2,193            463
Employees severance benefits                                                            48             10
                                                                               -----------    -----------

                                                                                    (4,341)          (916)
                                                                               -----------    -----------

ANNEX B - NON CASH INVESTING ACTIVITIES

In May 2002, the Company purchased a computer system for the price of NIS 1,286 thousand by means of a long-term loan for five years. The loan will be repaid in 60 monthly payments beginning in May 2003.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

       Eltek Ltd. ("the Company") was incorporated in Israel in 1970. The Company manufactures and supplies advanced printed circuit boards ("PCB"), complex multi-layer back-planes and flex rigid board circuits for sophisticated electronic equipment. The principal market of the Company is in Israel.

       In October 1997, the Company established a wholly owned subsidiary, Eltek International (1997) Ltd. ("Eltek International") and transferred its trading activities to Eltek International. Since fiscal 2000, when the trading activities were transferred back to the Company, Eltek International has been inactive.

       In June 1999, the Company established a wholly owned subsidiary, Eltek Europe Ltd. ("Eltek Europe") as its exclusive distributor of PCB in Europe. Since July 2002, as part of the saving measures, Eltek Europe has been inactive.

       In June 2002, the Company established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH (see below). All of the excess of the consideration over the fair value of Kubatronik's assets and liabilities was attributed to goodwill.

       Until fiscal 2000, the Company's fiscal year began on April 1 and ended on March 31. In June 2000, the Company changed its fiscal year to a year ending December 31. The Company incurred losses of NIS 16 million in 2002 and has a working capital deficit of NIS 4.6 million as at December 31, 2002. Subsequent to the balance sheet date, the management has taken a series of measures that are intended to put the Company on a positive track, see Note 27.

       ACQUISITION OF KUBATRONIK LEITERPLATTEN GmbH

       On June 10, 2002, the Company signed a Share Purchase Agreement ("SPA") for the purchase of 76% of the issued and outstanding shares and voting rights of Kubatronik - Leiterplatten GmbH ("Kubatronik"), a German company that manufactures and supplies PCB for the German market. The purchase price for the 76% interest was (euro) 2.6 million (NIS 12.0 million).

       The Company has been consolidating the accounts of Kubatronik since June 10, 2002. The acquisition made by EN-Eltek resulted in the recognition of goodwill in the amount of (euro)1.1 million (NIS 5.1 million). Among the factors considered in determining the amount of goodwill to be recognized, the Company considered Kubatronik's turnover and cash reserves, as well as the geographical and economic environment in which Kubatronik operates. The revenues and the net income of Kubatronik for the period from June 10, 2002 to December 31, 2002 amounted to NIS 7,734 thousand and NIS 841 thousand, respectively.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

       The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which vary in certain significant respects from generally accepted accounting principles ("GAAP") in the U.S., as described in Note 25.

       A.     DEFINITIONS

       Certain terms used in these financial statements are defined as follows:

       1. RELATED PARTIES - as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel ("ICPAI") are:

              (a)   Parties, one of which directly or indirectly -
                    (1) owns 10% or more of the issued share capital of the other party, or of its voting rights or of the rights to appoint its directors, or
                    (2) has the right to appoint its Chief Executive Officer ("CEO"), or
                    (3)   acts as its director or CEO.

              (b) Any corporate body in which a party mentioned in (a) above owns 25% or more of its issued share capital or of its voting rights or of the rights to appoint its directors.

              (c) Spouses and minor children of the parties mentioned in (a) above.

       2. INTERESTED PARTIES - as defined in Section 1 of the Israeli Securities Law:

              (a) The holder of five percent or more of the issued share capital or voting rights of a company, a person who has the right to appoint one or more directors of a company or its CEO, a person serving as the CEO or as a director, an entity in which a person as described above holds twenty five percent or more of its issued share capital or of its voting rights, or has the right to appoint twenty five percent or more of its directors.

              (b)   A subsidiary of a company, other than a nominee company.

                    As applicable to the Company, related parties and interested parties as described above would all constitute related parties under U.S. GAAP as well.

       3. SUBSIDIARIES - companies whose financial statements are fully consolidated with those of the Company, whether directly or indirectly.

       4. CPI - Israeli consumer price index as published by the Israeli Central Bureau of Statistics.

       5.     NIS - New Israeli Shekels.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

       B.     FINANCIAL STATEMENTS IN ADJUSTED ISRAELI CURRENCY

       1. The Company presents its financial statements on the basis of NIS adjusted for the changes in the general purchasing power of the Israeli currency. Such adjustments are in accordance with opinions of the Institute of Certified Public Accountants in Israel.

       2. The adjusted values of non-monetary assets do not purport to reflect their fair value but rather their historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency.

       3. The meaning of the term "cost" in these financial statements is "adjusted cost".

       4. Comparative figures were adjusted on the basis of the CPI published for December 2002. The financial statements present comparative figures only for the Company and its subsidiaries and not for the Company as there is no material difference between them.

       5.     Principles of adjustment

              (a)   BALANCE SHEET

                    Non-monetary assets and liabilities (such as inventories, fixed assets and shareholders' equity items) have been adjusted for changes in the CPI between the month the transaction occurred and that of December 2002.

                    Monetary assets and liabilities are presented at their nominal value. Comparative figures were adjusted on the basis of the CPI published for December 2002.

              (b)   STATEMENT OF OPERATIONS

                    Income and expense items have been adjusted as follows:

                    (1) Income and expense items related to non-monetary items (such as cost of materials, depreciation and write-off of goodwill), or to allowances that have been established in the balance sheet (such as accruals for severance obligations and for vacation benefits) have been adjusted for changes in the CPI for the related balance sheet item.

                    (2) Other income and expense items, except for finance income and expenses, net, have been adjusted for changes in the CPI between the month the transaction occurred and December 2002.

                    (3) The financing component represents financing income and expenses in real terms, as well as the effects of inflation on monetary items during the period. The amount of gain or loss resulting from the effects of inflation on monetary assets and liabilities is included as part of financing income or expenses.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

       B.     FINANCIAL STATEMENTS IN ADJUSTED ISRAELI CURRENCY (CONT'D)

              (c)   KUBATRONIK - AUTONOMOUS FOREIGN COMPANY

                    The financial statements of Kubatronik are adjusted on the basis of the exchange rate of the Euro, in accordance with
                    Section 29 of Opinion 36 of the ICPAI.

                    According to the requirements of Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the balance sheet data and the statements of operations for the year then ended are translated into NIS based on the exchange rate prevailing of the foreign currency in which the financial statements of this company was prepared at the end of the year. Balance sheet items as based on the beginning of the year, and changes in equity during the year were translated according to the exchange rate of NIS at the beginning of the year or at the date of the change, respectively, and then adjusted to the changes in the CPI until December 2002.

                    Differences arising from the translation were included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments ".

       C.     PRINCIPLES OF CONSOLIDATION

       1. The consolidated financial statements include the accounts of the Company and its subsidiaries (EN-Eltek, Kubatronik, Eltek International and Eltek Europe).

       2. All intercompany transactions and balances were eliminated in consolidation.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

       D.     RATE OF EXCHANGE AND LINKAGE BASES

       1. Assets and liabilities denominated in, or linked to, foreign currencies have been recorded based on the representative exchange rate prevailing at balance sheet date as published by the Bank of Israel.

       2. Balances linked to the CPI are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

       3. Details of the CPI and the representative exchange rates are as follows:

                                                          ISRAELI     EXCHANGE RATE      EXCHANGE RATE
                                                              CPI     OF ONE DOLLAR        OF ONE EURO
                                                  ---------------  ----------------  -----------------
                                                           POINTS               NIS                NIS
                                                  ---------------  ----------------  -----------------
              For the period ended:
              March 31, 2000                               166.48             4.026             3.8490
              December 31, 2000                            168.53             4.041             3.7630
              December 31, 2001                            170.91             4.416             3.9080
              December 31, 2002                            182.01             4.737             4.9696

                                                                %                 %                  %
                                                  ---------------  ----------------  -----------------
              Changes during:
              The year ended March 31, 2000                  1.54             (0.20)            (11.11)
              The nine-month period ended
               December 31, 2000                             1.23              0.37              (2.23)
              The year ended December 31, 2001               1.41              9.28               3.85
              The year ended December 31, 2002               6.50              7.27              27.16

       E.     PRESENTATION IN U.S. DOLLARS FOR CONVENIENCE OF THE READER

       For the convenience of the reader, the consolidated financial statements as of December 31, 2002 and for the year then ended have been translated into U.S. dollars, using the representative exchange rate as of December 31, 2002 (U.S. $1 = NIS 4.737). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

       F.     USE OF ESTIMATES

       The financial statements which were prepared in accordance with generally accepted accounting principles, include numbers based on estimates and assumptions of the management, which take the factor of materiality into consideration, and on the Opinion dealing with assets and contingent liabilities, as well as income and expenses in the reported period. Actual results may differ from such estimates.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

       G.     CASH AND CASH EQUIVALENTS

       Cash equivalents are considered by the Company to be highly liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not encumbered by a lien.

       H.     ALLOWANCE FOR DOUBTFUL ACCOUNTS

       The allowance has been determined specifically for debts the collection of which, in Management's opinion, is doubtful.

       I.     DERIVATIVE FINANCIAL INSTRUMENTS

       The Company entered into certain currency forward transactions to manage exposure to foreign exchange rate fluctuations.

       Since the transactions do not meet all of the hedging criteria, those transactions are measured at their fair value. Changes in fair value of such transactions are recorded as financial income or expense.

       J.     INVENTORIES

       Inventories are recorded at the lower of cost or market value. Cost is determined as follows:

       Raw materials                           -   Moving average basis

       Work-in process and completed products  -   Direct production cost, plus
                                                   allocated indirect expenses,
                                                   all which are on an average
                                                   basis.

       K.     INVESTMENT IN NON-MARKETABLE EQUITY SECURITIES

       Investment in non-marketable equity securities where the Company owns less than 20% of the outstanding voting shares are stated at cost unless there has been a decline in value, which is not of a temporary nature. During the year ended December 31, 2001, the Company wrote-off the investment due to management's estimation that a permanent decline in value of the investee had occurred.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

       L.     PROPERTY AND EQUIPMENT

       1.     Assets are recorded at cost.

       2. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

       3. The Company has capitalized certain software development costs in accordance with SOP 98-1.

              Annual rates of depreciation are as follows:

                                                                       %
                                                              ----------
              Machinery and equipment                               5-33
              Office furniture and equipment                        5-33
              Motor vehicles                                       15-30
              Leasehold improvements                                5-10

       M.     INVESTMENTS IN INVESTEE COMPANIES

       The investments in investee companies are presented using the equity method. Goodwill arising from the acquisition of investments is amortized at equal annual rates over a 10-year period, commencing from acquisition date.

       From time to time the Company reviews its investments to identify if there has been a decrease in their value which is not of a temporary nature. Such a review will be carried out when there are signs that the value of permanent investments has been harmed, including the investee company's sequential loss, the segment in which the investee company operates, the value of the goodwill aggregated in the investment and other parameters. Such provisions for adjustment of the value of these investments are charged to the statement of operations following Management's assessment, which takes into account all the relevant factors that are not of a temporary nature.

       N.     DEFERRED TAXES

       The Company does not record deferred tax assets for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards if such temporary differences are not expected to be recovered in the foreseeable future.

       O.     REVENUE RECOGNITION

       The Company recognizes revenues from sales of products upon delivery. Commission income is accounted for on the accrual basis. The Company accrues estimated warranty costs based on its historical experience.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

       P.     RESEARCH AND DEVELOPMENT

       Research and development costs, net of grants from the Office of the Chief Scientist in the Ministry of Industry and Trade of the Government of Israel, are expensed as incurred, except those which are capitalized to software.

       Q.     EARNINGS (LOSS) PER SHARE

       Earnings (loss) per share is computed based on the weighted average number of shares and share equivalents outstanding during each period, in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

       R.     EMPLOYEE STOCK OPTION EXPENSES

       The Company applies the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors. As such, the Company computes and records compensation expenses for grants whose terms are fixed with respect to the number of shares and option price only if the market price on the date of grant exceeds the exercise price of the stock option. The compensation cost for fixed plans is recorded over the period the employee performs the service to which the stock compensation relates.

       S.     EFFECTS OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION

       1. In July 2001, the Israel Accounting Standards Board published the following two new standards:

              a. ACCOUNTING STANDARD NO. 12 - "Discontinuance of Adjustment of Financial Statements for Inflation". According to this standard, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will cease as of January 1, 2003.

                    In December 2002, the Israel Accounting Standards Board published Standard No. 17, which determines that the implementation of Standard No. 12 will be postponed to January 1, 2004. Accordingly, the adjustment of the financial statements will be discontinued starting January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2003 will serve as the starting point for nominal financial reporting starting from January 1, 2004.

                    The application of Accounting Standard No. 12 is liable to have a material effect on the reported business results of the Company.

                    The extent of the effect of the implementation of this Standard depends on the rate of inflation, the composition of the Company's assets and its financing resources.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

       S.     EFFECTS OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION
              (CONT'D)

              b. ACCOUNTING STANDARD NO. 13 - "The Effects of Changes in Exchange Rates of Foreign Currency". The Standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation. The Standard replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect as mentioned above. The extent of its effect depends on the rate of inflation and changes in exchange rates.

       2. ACCOUNTING STANDARD NO. 14 - In August 2002 the Israel Accounting Standards Board published Accounting Standard No. 14 - "Interim Financial Reporting". The Standard determines the minimum content of financial reporting for interim periods, including the disclosure required in the notes, and sets out the accounting principles for recognition and measurement to be applied in financial reporting for interim periods. This Standard will apply to financial statements for periods starting on January 1, 2003.

              The restatement of comparative information for an interim period prior to the effective date is not required under the Standard. However, if financial statements include comparative information for an interim period prior to the effective date, contrary to the provisions of the Standard, then the notes to the financial statements must include a description of the main differences between the principles laid down in this Standard and the principles by which the comparative information was prepared.

              The Company believes that the new Standard will have no effect on its results of operations, financial position and cash flows.

       3. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment in Value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

              The standard, which will apply to the financial statements for periods starting on January 1, 2003, states that in most cases the transition will be by the "from here onwards" method. The Company believes that the adoption of the Standard will not have material effect on the results of its operations.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - CASH AND CASH EQUIVALENTS

                                                                                                      CONVENIENCE
                                                                                                      TRANSLATION
                                                                                                        (NOTE 2E)
                                                                                                 ----------------
                                                      CONSOLIDATED                     COMPANY       CONSOLIDATED
                                           ---------------------------------   ---------------   ----------------
                                                    AS AT              AS AT             AS AT              AS AT
                                              DECEMBER 31        DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                     2001               2002              2002               2002
                                           --------------   ----------------   ---------------   ----------------
                                                (AUDITED)          (AUDITED)         (AUDITED)        (UNAUDITED)
                                           --------------   ----------------   ---------------   ----------------
                                                      NIS                NIS               NIS                US$
                                           --------------   ----------------   ---------------   ----------------
                                                                      (IN THOUSANDS)
                                           ----------------------------------------------------------------------
       New Israeli Shekels                            882                967               965                204
       Foreign currency                             5,816              5,390             2,593              1,138
                                           --------------   ----------------   ---------------   ----------------

                                                    6,698              6,357             3,558              1,342
                                           ==============   ================   ===============   ================

NOTE 4 - TRADE RECEIVABLES

                                                                                                      CONVENIENCE
                                                                                                      TRANSLATION
                                                                                                        (NOTE 2E)
                                                                                                 ----------------
                                                       CONSOLIDATED                    COMPANY       CONSOLIDATED
                                           ---------------------------------   ---------------   ----------------
                                                    AS AT              AS AT             AS AT              AS AT
                                              DECEMBER 31        DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                     2001               2002              2002               2002
                                           --------------   ----------------   ---------------   ----------------
                                                (AUDITED)          (AUDITED)         (AUDITED)        (UNAUDITED)
                                           --------------   ----------------   ---------------   ----------------
                                                      NIS                NIS               NIS                US$
                                           --------------   ----------------   ---------------   ----------------
                                                                      (IN THOUSANDS)
                                           ----------------------------------------------------------------------
       Israeli customers                           23,611             21,485            21,485              4,536
       Foreign customers                            5,626              4,628             3,580                977
       Checks receivable                              329                365               365                 77
                                           --------------   ----------------   ---------------   ----------------
                                                   29,566             26,478            25,430              5,590

       Allowance for doubtful accounts               (570)              (617)             (584)              (130)
                                           --------------   ----------------   ---------------   ----------------

                                                   28,996             25,861            24,846              5,460
                                           ==============   ================   ===============   ================

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5 - OTHER RECEIVABLES

                                                                                                      CONVENIENCE
                                                                                                      TRANSLATION
                                                                                                        (NOTE 2E)
                                                                                                 ----------------
                                                      CONSOLIDATED                     COMPANY       CONSOLIDATED
                                           ---------------------------------   ---------------   ----------------
                                                    AS AT              AS AT             AS AT              AS AT
                                              DECEMBER 31        DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                     2001               2002              2002               2002
                                           --------------   ----------------   ---------------   ----------------
                                                (AUDITED)          (AUDITED)         (AUDITED)        (UNAUDITED)
                                           --------------   ----------------   ---------------   ----------------
                                                      NIS                NIS               NIS                US$
                                           --------------   ----------------   ---------------   ----------------
                                                                      (IN THOUSANDS)
                                           ----------------------------------------------------------------------
       Employees                                      241                156               156                 33
       Subsidiaries                                     -                  -             2,994                  -
       Commissions and other receivables            1,265                481               472                101
       Suppliers                                        8                584               575                123
       Government of Israel and
        other institutions                             16                 18                 -                  4
       Government of Germany                            -                426                 -                 90
       Office of the Chief Scientist (1)              124                  -                 -                  -
                                           --------------   ----------------   ---------------   ----------------

                                                    1,654              1,665             4,197                351
                                           ==============   ================   ===============   ================

       (1)    See Note 14(E)

NOTE 6 - INVENTORIES

                                                                                                     CONVENIENCE
                                                                                                     TRANSLATION
                                                                                                        (NOTE 2E)
                                                                                                ----------------
                                                      CONSOLIDATED                     COMPANY      CONSOLIDATED
                                           ---------------------------------   ---------------   ----------------
                                                    AS AT              AS AT             AS AT             AS AT
                                              DECEMBER 31        DECEMBER 31       DECEMBER 31       DECEMBER 31
                                                     2001               2002              2002              2002
                                           --------------   ----------------   ---------------   ----------------
                                                (AUDITED)          (AUDITED)         (AUDITED)       (UNAUDITED)
                                           --------------   ----------------   ---------------   ----------------
                                                      NIS                NIS               NIS               US$
                                           --------------   ----------------   ---------------   ----------------
                                                                       (IN THOUSANDS)
                                           ----------------------------------------------------------------------
       Raw materials - on hand                      9,456              7,767             6,971              1,639
                       in transit                     128                383               383                 81
       Work-in-process                              3,828              2,974             2,791                628
       Completed products                           1,392              1,506             1,470                318
                                           --------------   ----------------   ---------------   ----------------

                                                   14,804             12,630            11,615              2,666
                                           ==============   ================   ===============   ================

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - LONG-TERM INVESTMENTS

                                                                                                      CONVENIENCE
                                                                                                      TRANSLATION
                                                                                                        (NOTE 2E)
                                                                                                 ----------------
                                                       CONSOLIDATED                    COMPANY       CONSOLIDATED
                                           ---------------------------------   ---------------   ----------------
                                                    AS AT              AS AT             AS AT              AS AT
                                              DECEMBER 31        DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                     2001               2002              2002               2002
                                           --------------   ----------------   ---------------   ----------------
                                                (AUDITED)          (AUDITED)         (AUDITED)        (UNAUDITED)
                                           --------------   ----------------   ---------------   ----------------
                                                      NIS                NIS               NIS                US$
                                           --------------   ----------------   ---------------   ----------------
                                                                      (IN THOUSANDS)
                                           ----------------------------------------------------------------------
       A.     INVESTMENTS IN
              SUBSIDIARIES:

       Cost of shares and long-term
        loan (1)                                        -                  -            12,119                  -

       Accumulated deficit                              -                  -            (2,028)                 -

       Adjustments from the translation
        of financial statements                         -                  -               549                  -
                                           --------------   ----------------   ---------------   ----------------

                                                        -                  -            10,640                  -
                                           ==============   ================   ===============   ================

       Offset by a provision for losses                 -                  -            (2,029)                 -
                                           ==============   ================   ===============   ================

       (1) Includes long-term loan in the amount of NIS 12,038 thousand

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - LONG-TERM INVESTMENTS (CONT'D)

                                                                                                      CONVENIENCE
                                                                                                      TRANSLATION
                                                                                                        (NOTE 2E)
                                                                                                 ----------------
                                                        CONSOLIDATED                   COMPANY       CONSOLIDATED
                                           ---------------------------------   ---------------   ----------------
                                                    AS AT              AS AT             AS AT              AS AT
                                              DECEMBER 31        DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                     2001               2002              2002               2002
                                           --------------   ----------------   ---------------   ----------------
                                                (AUDITED)          (AUDITED)         (AUDITED)        (UNAUDITED)
                                           --------------   ----------------   ---------------   ----------------
                                                      NIS                NIS               NIS                US$
                                           --------------   ----------------   ---------------   ----------------
                                                                      (IN THOUSANDS)
                                           ----------------------------------------------------------------------
       B.     CHANGES IN THE
              INVESTMENTS IN
              SUBSIDIARIES DURING 2002:

       Balance at the beginning of the year             -                  -            (1,658)                 -

       Changes during the year:

       Investment in shares                             -                  -                81                  -

       Investment in long-term loan                     -                  -            12,038                  -

       Share in losses                                  -                  -              (486)                 -

       Dividends received                               -                  -            (1,913)                 -

       Adjustments from the translation of
        financial statements                            -                  -               549                  -
                                           --------------   ----------------   ---------------   ----------------

       Balance at the end of the year                   -                  -             8,611                  -
                                           ==============   ================   ===============   ================

       Presented in assets                              -                  -            10,640                  -
                                           ==============   ================   ===============   ================

       Presented in liabilities                         -                  -            (2,029)                 -
                                           ==============   ================   ===============   ================

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - PROPERTY AND EQUIPMENT, NET

       A.     CONSOLIDATED

                                                                                                             CONVENIENCE
                                                                                                             TRANSLATION
                                                              DECEMBER 31, 2002                                (NOTE 2E)
                               --------------------------------------------------------------------------  -------------
                                                   MACHINERY                        OFFICE                   DECEMBER 31
                                    LEASEHOLD            AND          MOTOR  FURNITURE AND                          2002
                                 IMPROVEMENTS      EQUIPMENT       VEHICLES      EQUIPMENT          TOTAL          TOTAL
                               --------------  -------------  -------------  -------------  -------------  -------------
                                                                                                             (UNAUDITED)
                                          NIS            NIS            NIS            NIS            NIS            US$
                               --------------  -------------  -------------  -------------  -------------  -------------
                                                                    (IN THOUSANDS)
                               -----------------------------------------------------------------------------------------
       COST
       Balance as of
        December 31, 2001              24,220        115,646          1,652          2,263        143,781         30,352
       Acquisition of
        newly consolidated
        subsidiary                      1,851         12,308            629          4,129         18,917          3,993
       Translation
        adjustments                        99            659             34            221          1,013            214
       Additions                          982          8,347              1             72          9,402          1,985
       Disposals                           (9)        (5,285)           (98)          (195)        (5,587)        (1,179)
                               --------------  -------------  -------------  -------------  -------------  -------------
       Balance as of
        December 31, 2002
        (Audited)                      27,143        131,675          2,218          6,490        167,526         35,365
                               --------------  -------------  -------------  -------------  -------------  -------------
       ACCUMULATED
        DEPRECIATION
       Balance as of
        December 31, 2001              12,980         72,815            936          1,606         88,337         18,648
       Acquisition of
        newly consolidated
        subsidiary                      1,141          9,207            450          3,885         14,683          3,100
       Translation
        Adjustments                        61            493             24            208            786            166
       Depreciation
        during the year                 2,112         11,531            287            241         14,171          2,991
       Disposals                           (9)        (5,244)           (95)          (174)        (5,522)        (1,166)
                               --------------  -------------  -------------  -------------  -------------  -------------
       Balance as of
        December 31, 2002
        (Audited)                      16,285         88,802          1,602          5,766        112,455         23,739
                               --------------  -------------  -------------  -------------  -------------  -------------
       NET BALANCE AS OF
        DECEMBER 31, 2002
        (AUDITED)                      10,858         42,873            616            724         55,071         11,626
                               ==============  =============  =============  =============  =============  =============
       NET BALANCE AS OF
        DECEMBER 31, 2001
        (AUDITED)                      11,240         42,831            716            657         55,444
                               ==============  =============  =============  =============  =============

       As for pledges on assets, see Note 14A.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - PROPERTY AND EQUIPMENT, NET

       B.     COMPANY

                                                                 DECEMBER 31, 2002
                               -----------------------------------------------------------------------------------------
                                                       MACHINERY                              OFFICE
                                    LEASEHOLD                AND             MOTOR     FURNITURE AND
                                 IMPROVEMENTS          EQUIPMENT          VEHICLES         EQUIPMENT              TOTAL
                               --------------   ----------------   ---------------   ---------------   ----------------
                                          NIS                NIS               NIS               NIS                NIS
                               --------------   ----------------   ---------------   ---------------   ----------------
                                                                   (IN THOUSANDS)
                               -----------------------------------------------------------------------------------------
       COST
       Balance as of
        December 31, 2001              24,220            115,646             1,652             2,232            143,750
       Additions                          982              7,355                 1                41              8,379
       Disposals                           (9)            (4,563)              (98)             (151)            (4,821)
                               --------------   ----------------   ---------------   ---------------   ----------------

       Balance as of
        December 31, 2002
        (Audited)                      25,193            118,438             1,555             2,122            147,308
                               --------------   ----------------   ---------------   ---------------   ----------------

       ACCUMULATED
        DEPRECIATION
       Balance as of
        December 31, 2001              12,980             72,815               936             1,593             88,324
       Depreciation
        during the year                 2,063             10,721               237               168             13,189
       Disposals                           (9)            (4,533)              (95)             (151)            (4,788)
                               --------------   ----------------   ---------------   ---------------   ----------------

       Balance as of
        December 31, 2002
        (Audited)                      15,034             79,003             1,078             1,610             96,725
                               --------------   ----------------   ---------------   ---------------   ----------------

       NET BALANCE AS OF
        DECEMBER 31, 2002
        (AUDITED)                      10,159             39,435               477               512             50,583
                               ==============   ================   ===============   ===============   ================

       NET BALANCE AS OF
        DECEMBER 31, 2001
        (AUDITED)                      11,240             42,831               716               639             55,426
                               ==============   ================   ===============   ===============   ================

       As for pledges on assets, see Note 14A.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBTS

                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                                 (NOTE 2E)
                                                                                              ------------
                                                                 CONSOLIDATED        COMPANY  CONSOLIDATED
                                                  ---------------------------   ------------  ------------
                                                         AS AT          AS AT          AS AT         AS AT
                                                   DECEMBER 31    DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                          2001           2002           2002          2002
                                          ANNUAL  ------------   ------------   ------------  ------------
                                   INTEREST RATE     (AUDITED)      (AUDITED)      (AUDITED)   (UNAUDITED)
                                   -------------  ------------   ------------   ------------  ------------
                                               %           NIS            NIS            NIS           US$
                                   -------------  ------------   ------------   ------------  ------------
                                                                       (IN THOUSANDS)
                                                  --------------------------------------------------------
       In New Israeli
        Shekels (unlinked)               10-10.5         8,675         13,601         13,601         2,871
       In U.S. dollars                 2.5-3.275         1,669          1,677          1,677           354
       In Euro                        10.5-11.25             -             44              -             9
       Current maturities
        of long-term
        liabilities to banks                             7,491         *5,808         *5,808        *1,227
                                                  ------------   ------------   ------------  ------------

                                                        17,835         21,130         21,086         4,461
                                                  ============   ============   ============  ============

       As to pledges securing the credit, see Note 14A.

       *      Following restructuring of financing obligations - see Note
              27C(1).

NOTE 10 - TRADE PAYABLES

                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                                 (NOTE 2E)
                                                                                              ------------
                                                         CONSOLIDATED                COMPANY  CONSOLIDATED
                                                  ---------------------------   ------------  ------------
                                                         AS AT          AS AT          AS AT         AS AT
                                                   DECEMBER 31    DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                          2001           2002           2002          2002
                                                  -------------  ------------   ------------  ------------
                                                     (AUDITED)      (AUDITED)      (AUDITED)   (UNAUDITED)
                                                  -------------  ------------   ------------  ------------
                                                           NIS            NIS            NIS           US$
                                                  -------------  ------------   ------------  ------------
                                                                       (IN THOUSANDS)
                                                  --------------------------------------------------------
       Domestic suppliers                               16,574         18,543         18,543         3,914
       Foreign suppliers                                 2,701          3,372          3,117           712
                                                  ------------   ------------   ------------  ------------
                                                        19,275         21,915         21,660         4,626
       Checks payable                                      350          1,217          1,217           257
                                                  ------------   ------------   ------------  ------------

                                                        19,625         23,132         22,877         4,883
                                                  ============   ============   ============  ============
       Including current maturities of
        long-term debt related to
        capital leases                                     114            204            204            43
                                                  ============   ============   ============  ============

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - OTHER LIABILITIES AND ACCRUED EXPENSES

                                                                                                CONVENIENCE
                                                                                                TRANSLATION
                                                                                                  (NOTE 2E)
                                                                                               ------------
                                                         CONSOLIDATED                COMPANY   CONSOLIDATED
                                                  ---------------------------   ------------   ------------
                                                         AS AT          AS AT          AS AT          AS AT
                                                   DECEMBER 31    DECEMBER 31    DECEMBER 31    DECEMBER 31
                                                          2001           2002           2002           2002
                                                  -------------  ------------   ------------   ------------
                                                     (AUDITED)      (AUDITED)      (AUDITED)     (UNAUDITED)
                                                  -------------  ------------   ------------   ------------
                                                           NIS            NIS            NIS            US$
                                                  -------------  ------------   ------------   ------------
                                                                       (IN THOUSANDS)
                                                  ---------------------------------------------------------
       Accrued payroll and related
        benefits                                         3,263          3,450          2,848            728
       Bonus and vacation pay                            2,351          2,380          2,299            502
       Government of Israel and other
        institutions                                       626            363            363             77
       Government of Germany and
        other German institutions                            -            147              -             31
       Accrued expenses                                  1,227          1,331          1,118            281
       Other liabilities                                   388            401            395             85
                                                  ------------   ------------   ------------   ------------

                                                         7,855          8,072          7,023          1,704
                                                  ============   ============   ============  =============

NOTE 12 - LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

       A.     BANKS

                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                                 (NOTE 2E)
                                                                                              ------------
                                                                  CONSOLIDATED AND COMPANY    CONSOLIDATED
                                                                 ---------------------------  ------------
                                                                        AS AT          AS AT         AS AT
                                                                  DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                                         2001           2002          2002
                                                        ANNUAL   ------------   ------------  ------------
                                                 INTEREST RATE      (AUDITED)      (AUDITED)   (UNAUDITED)
                                                 -------------   ------------   ------------  ------------
       LINKAGE TERMS                                         %            NIS            NIS           US$
       -------------                             -------------   ------------   ------------  ------------
                                                                               (IN THOUSANDS)
                                                                 -----------------------------------------
       U.S. dollar                                     2.9-3.5          4,514         13,540         2,859
       CPI                                             5.3-6.9         13,862          9,784         2,066
       Unlinked                                       9.6-11.9          4,589          2,597           548
                                                                 ------------   ------------  ------------
                                                                       22,965         25,921         5,473

       Less - current maturities                                       (7,491)       *(5,808)      *(1,227)
                                                                 ------------   ------------  ------------

                                                                       15,474         20,113         4,246
                                                                 ============   ============  ============

       *      Following restructuring of financing obligations - see Note
              27C(1).

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES (CONT'D)

       B.     CAPITAL LEASES

                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                                 (NOTE 2E)
                                                                                              ------------
                                                                  CONSOLIDATED AND COMPANY    CONSOLIDATED
                                                                 ---------------------------  ------------
                                                                        AS AT          AS AT         AS AT
                                                                  DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                                         2001           2002          2002
                                                        ANNUAL   ------------   ------------  ------------
                                                 INTEREST RATE      (AUDITED)      (AUDITED)   (UNAUDITED)
                                                 -------------   ------------   ------------  ------------
       LINKAGE TERMS                                         %            NIS            NIS           US$
       -------------                             -------------   ------------   ------------  ------------
                                                                               (IN THOUSANDS)
                                                                 -----------------------------------------
       U.S. dollars                                         2              -           1,221           258
       CPI                                                                114              -             -
                                                                 ------------   ------------  ------------
                                                                          114          1,221           258
       Less - current maturities                                         (114)          (204)          (43)
                                                                 ------------   ------------  ------------
                                                                            -          1,017           215
                                                                 ============   ============  ============
       TOTAL LONG-TERM DEBT                                            15,474         21,130         4,461
                                                                 ============   ============  ============

       C. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2002 are as follows*:

                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                                 (NOTE 2E)
                                                                                              ------------
                                                                  CONSOLIDATED AND COMPANY    CONSOLIDATED
                                                                 ---------------------------  ------------
                                                                        AS AT          AS AT         AS AT
                                                                  DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                                         2001           2002          2002
                                                                 ------------   ------------  ------------
                                                                    (AUDITED)      (AUDITED)   (UNAUDITED)
                                                                 ------------   ------------  ------------
                                                                          NIS            NIS           US$
                                                                 ------------   ------------  ------------
                                                                               (IN THOUSANDS)
                                                                 -----------------------------------------
       First year (current maturities)                                  7,605          6,012         1,270
                                                                 ------------   ------------  ------------

       Second year                                                      6,127          7,487         1,581
       Third year                                                       4,448          7,169         1,513
       Fourth year                                                      3,524          5,010         1,058
       Fifth year and thereafter                                        1,375          1,464           309
                                                                 ------------   ------------  ------------
                                                                       15,474         21,130         4,461
                                                                 ------------   ------------  ------------

                                                                       23,079         27,142         5,731
                                                                 ============   ============  ============

       As to pledges securing the loans - see Note 14A.

       *      Following restructuring of financing obligations - see Note
              27C(1).

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - EMPLOYEE SEVERANCE BENEFITS, NET

       1. The Company participates in a defined contribution pension plan and makes regular deposits with a pension fund securing pension rights on behalf of most of its non-senior employees. The custody and management of the amounts so deposited are independent of the Company and the amounts funded are credited to personal accounts of the employees. Accordingly, such amounts funded (included in expenses on an accrual basis) and the total liability are reflected in the balance sheet on a net basis. In respect of its other employees, the Company purchases individual insurance policies intended to cover the Company's retirement benefits obligations. Similar to that stated above regarding the pension plan deposits, the amounts paid for the insurance policies are not reflected in the balance sheet as such amounts are not under the Company's control.

              In addition, occasionally, the Company makes deposits with a Central Severance Pay Fund ("CSPF") in respect of those obligations under the Israeli Severance Pay Law which may not be covered in full by the above arrangements.

       2. The Company's severance obligation is calculated on the basis of the latest monthly salary of each employee multiplied by the number of years of employment with the Company. The obligation is partially funded.

       3. Kubatronik owns an insurance policy and makes regular deposits with an insurance company for securing pension rights on behalf of one of its key employees. Such amounts deposited and the related liability are reflected in the consolidated balance sheet.

              In respect of its other employees, Kubatronik does not make any deposits for pension or retirement rights since such deposits are not required under the German law.

       4.     Details of the provision and amounts funded in respect of CSPF:

                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                                 (NOTE 2E)
                                                                                              ------------
                                                         CONSOLIDATED                COMPANY  CONSOLIDATED
                                                  ---------------------------   ------------  ------------
                                                         AS AT          AS AT          AS AT         AS AT
                                                   DECEMBER 31    DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                          2001           2002           2002          2002
                                                  ------------   ------------   ------------  ------------
                                                     (AUDITED)      (AUDITED)      (AUDITED)   (UNAUDITED)
                                                  ------------   ------------   ------------  ------------
                                                           NIS            NIS            NIS           US$
                                                  ------------   ------------   ------------  ------------
                                                                       (IN THOUSANDS)
                                                  --------------------------------------------------------
              Liability for employee
               severance benefits                        4,027          3,894          3,767           821

              Assets held for severance
               benefits                                 (3,177)        (2,881)        (2,816)         (608)
                                                  ------------   ------------   ------------  ------------
              Employee severance
               benefits, net                               850          1,013            951           213
                                                  ============   ============   ============  ============

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

       A.     1.    The Company has pledged  certain  assets and the rights to any insurance claims on such assets to secure its indebtedness with banks, as well as floating lien on all its remaining assets in favor of the banks.

              2. As a guarantee of the implementation of the approved projects and in compliance with the conditions of the approval (see Note 22A), pledges have been recorded on the Company's assets in favor of the State of Israel.

              3. The Company has also pledged a computer system to a supplier to secure its indebtedness.

              4. According to the terms of the agreement with the banks, the Company undertook, among other things, to maintain minimum shareholders' equity and to partially repay the current debt by way of future divestitures of specific assets, in the event that the assets are sold. As at the balance sheet date, the Company was not in compliance with these conditions, but following the settlement reached with the banks subsequent to the balance sheet date which included revised covenants (see Note 27), the Company is now in compliance with such covenants.

       B.     (1)   In June 2002, an action was initiated by a former employee, citing an alleged breach of an agreement for the payment of royalties in exchange for the use of his invention. The plaintiff is seeking damages of NIS 1.0 million. The Company intends to deny liability and to assert that no agreement was entered into between the parties, no compensation was agreed upon, and that the amount of the claim is baseless.
                    The lawsuit is in its preliminary stages. Based on the opinion of the Company's legal counsel, the Company believes that it has good defenses against the claim, and that the outcome of this matter will not have a material adverse effect on its financial position or results of operations.

              (2) In the year 2002, one of the Company's customers demanded that the Company pay compensation of approximately $250,000 with respect to damages claimed to have been incurred as a result of the use of defective PCB that were manufactured and supplied by the Company. Although the Company disagreed with the customer's claim, it is trying to solve this issue out of court and believes that it may be compelled to compensate the customer and has recorded a provision in respect of its estimated compensation costs.

       C. As of December 31, 2002, the Company and Kubatronik are committed to purchase equipment, services and inventories costing approximately NIS 4,128 thousand (Company - NIS 3,567 thousand).

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

       D.     1.    The premises  occupied by the Company and Kubatronik are
                    leased under operating agreements which expire in December
                    2011 and June 2008, respectively.

              2. Two parking areas that serve the employees of the Company and Kubatronik are leased under operating agreements which expire in December 2006 and December 2010, respectively.

              3. Three production machines are leased under operating agreements which expire in May 2005, September 2007 and June 2008.

              4. The Company has signed maintenance agreements for production equipment which expire in July 2003, December 2003 and March 2004.

              5. The Company has signed a software maintenance agreement which expires in December 2003.

              6. Ten vehicles are leased under operating agreements, which expire in 2003, 2004 and 2005.

              7. The Company has signed an agreement with a third party, according to which the third party will commence business development in the U.S. The agreement expires in April 2003.

              Minimum future payments due under the above agreements are as follows:

                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                                  (NOTE 2E)
                                                                                              ------------
                                                                 CONSOLIDATED        COMPANY  CONSOLIDATED
                                                                 ------------   ------------  ------------
                                                                  DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                                         2002           2002          2002
                                                                 ------------   ------------  ------------
                                                                    (AUDITED)      (AUDITED)   (UNAUDITED)
                                                                 ------------   ------------  ------------
                                                                          NIS            NIS           US$
                                                                 ------------   ------------  ------------
                                                                               (IN THOUSANDS)
                                                                 -----------------------------------------
       First year                                                       5,855          5,257         1,236
       Second year                                                      5,308          4,710         1,121
       Third year                                                       5,036          4,538         1,063
       Fourth year                                                      4,940          4,510         1,043
       Fifth year and thereafter                                       17,718         17,023         3,740
                                                                 ------------   ------------  ------------
                                                                       38,857         36,038         8,203
                                                                 ============   ============  ============

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

       E. In January 1999, the Company joined a consortium of companies operating in the electronic equipment industry. The consortium was established for a period which ended in July 2001. The consortium was under the supervision of the Office of the Chief Scientist ("OCS") in the Ministry of Industry and Trade of the Government of Israel. Within the framework of the consortium, the Company specialized in High Density Interconnect ("HDI") technology.

              Under the terms of the consortium, each member of the consortium was provided with an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The OCS reimbursed 66% of such approved research and development expenses.

              These reimbursements were contingent upon the Company submitting monthly reports prepared in accordance with the requirements of the OCS but were not contingent upon royalties or any future payments being made by the Company.

              Unapproved reimbursements from the OCS relating to research and development expenses that were debited in 2001 in the amount of NIS 118 thousand were included in research and development expenses, net in the year 2002.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY

       A. AUTHORIZED, ISSUED AND PAID UP SHARE CAPITAL IN HISTORICAL TERMS IS AS FOLLOWS:

                                                                               AUTHORIZED  ISSUED AND PAID
                                                                          ---------------  ---------------
                                                                              DECEMBER 31      DECEMBER 31
                                                                            2001 AND 2002    2001 AND 2002
                                                                          ---------------  ---------------
                                                                                (AUDITED)        (AUDITED)
                                                                          ---------------  ---------------
                                                                           (IN THOUSANDS)   (IN THOUSANDS)
                                                                          ---------------  ---------------
       Number of shares:
       Ordinary Shares of par value NIS 0.6 each                                  50,000            4,886

       Amount in nominal NIS:
       Ordinary Shares of par value NIS 0.6 each                                  30,000            2,932

       B.     OPTIONS

       In January 1997, the Company adopted the Eltek Ltd. 1996 Stock Option Plan (the "Plan"). The Plan authorizes the issuance of options to purchase an aggregate number of 474,000 Ordinary Shares. The options generally (i) expire on the fifth anniversary of the day of grant, (ii) vest ratably over a three year period and (iii) may not be exercised for a period of one year from the date of grant, (iv) can be converted as the basis of one option per share.

       The Plan is under the administration of the Compensation Committee appointed by the Board of Directors.

       The Board of Directors of the Company may, at any time and at its sole and absolute discretion, suspend, terminate or amend the Plan in any manner. However, in no event may any action of the Company alter or impair the rights of a grantee under any outstanding option without their consent.

       In addition to the options that were granted under the Plan, the Company granted options with no additional consideration payable upon their exercise, to a former officer and certain key employees in January 1997.

       In August 2000, the Company adopted the Eltek Ltd. 2000 stock option plan (the "New Plan"). The New Plan authorizes the issuance of options to purchase an aggregate of 750,000 ordinary shares. The options generally
       (i) expire on the fifth anniversary of the day of grant, (ii) vest ratably over a three-year period and (iii) may not be exercised for a period of one year from the date of grant. The exercise price of these options is equal to the market value of the underlying stock on the date of the grant.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

       B.     OPTIONS (CONT'D)

       A summary of the Company's plans and the other options that were granted to the Company's employees is presented below:

                                                                                   NUMBER         WEIGHTED
                                                                                       OF          AVERAGE
                                                                                  OPTIONS   EXERCISE PRICE
                                                                               ----------  ---------------
                                                                                                       US$
                                                                               ----------  ---------------
       Balance as at March 31, 1999                                               262,666             2.77
                                                       Granted                     64,000             1.75
                                                       Forfeited                   (6,000)            1.75
                                                       Exercised                 *(28,800)            0.99
                                                                               ----------
       Balance as at March 31, 2000                                               291,866             2.75
                                                       Granted                    496,400             4.38
                                                       Forfeited                  (14,500)            2.75
                                                       Exercised                   (2,000)            1.38
                                                                               ----------
       Balance as at December 31, 2000                                            771,766             3.82
                                                       Granted                     21,800             4.38
                                                       Forfeited                 (130,800)            4.35
                                                       Exercised                  (93,199)            1.27
                                                                               ----------
       Balance as at December 31, 2001                                            569,567             4.07

                                                       Forfeited                  (30,634)            3.80
                                                                               ----------
       BALANCE AS AT DECEMBER 31, 2002                                            538,933             4.09
                                                                               ==========

       *      Shares were issued in May 2000.

       The following table summarizes information concerning options outstanding at December 31, 2002.

                                                                     NUMBER OF       NUMBER OF
                                                                       OPTIONS         OPTIONS
                                                                OUTSTANDING AT  EXERCISABLE AT          REMAINING
                                               EXERCISE PRICES     DECEMBER 31     DECEMBER 31   CONTRACTUAL LIFE
                                                       (U.S.$)            2002            2002         (IN YEARS)
                                               ---------------  --------------  --------------   ----------------
                                                          1.75          14,000          14,000                0.4
                                                          1.75          45,000          45,000                1.9
                                                          4.38         463,133         309,433                2.6
                                                          4.38          16,800           5,600                3.4
                                                                    ----------       ---------
                                                                       538,933         374,033
                                                                    ==========       =========

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - REVENUES

       A.     REVENUES BY ACTIVITIES

                                                                                                             CONVENIENCE
                                                                                                             TRANSLATION
                                                                                                               (NOTE 2E)
                                                                                                          --------------
                                                      CONSOLIDATED                               COMPANY    CONSOLIDATED
                             -------------------------------------------------------------  ------------  --------------
                                      YEAR     NINE MONTHS            YEAR            YEAR          YEAR            YEAR
                                     ENDED           ENDED           ENDED           ENDED         ENDED           ENDED
                                  MARCH 31    DECEMBER  31     DECEMBER 31     DECEMBER 31   DECEMBER 31     DECEMBER 31
                                      2000            2000            2001            2002          2002            2002
                             -------------  --------------  --------------  --------------  ------------  --------------
                                 (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)      (AUDITED)     (UNAUDITED)
                             -------------  --------------  --------------  --------------  ------------  --------------
                                       NIS             NIS             NIS             NIS           NIS             US$
                             -------------  --------------  --------------  --------------  ------------  --------------
                                                                     (IN THOUSANDS)
                             -------------------------------------------------------------------------------------------
       Sales of
        manufactured
        products                   104,734         107,827         119,328         109,473       101,839          23,110
       Sales of non-
        manufactured
        products                     2,659             656             684             107           107              22
       Commissions                     963           1,202           2,213             531           531             112
                             -------------  --------------  --------------  --------------  ------------  --------------
                                   108,356         109,685         122,225         110,111       102,477          23,244
                             =============  ==============  ==============  ==============  ============  ==============

       B.     REVENUES BY GEOGRAPHIC AREAS

                                                                                                             CONVENIENCE
                                                                                                             TRANSLATION
                                                                                                               (NOTE 2E)
                                                                                                          --------------
                                                      CONSOLIDATED                               COMPANY    CONSOLIDATED
                             -------------------------------------------------------------  ------------  --------------
                                      YEAR     NINE MONTHS            YEAR            YEAR          YEAR            YEAR
                                     ENDED           ENDED           ENDED           ENDED         ENDED           ENDED
                                  MARCH 31    DECEMBER  31     DECEMBER 31     DECEMBER 31   DECEMBER 31     DECEMBER 31
                                      2000            2000            2001            2002          2002            2002
                             -------------  --------------  --------------  --------------  ------------  --------------
                                 (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)      (AUDITED)     (UNAUDITED)
                             -------------  --------------  --------------  --------------  ------------  --------------
                                       NIS             NIS             NIS             NIS           NIS             US$
                             -------------  --------------  --------------  --------------  ------------  --------------
                                                                     (IN THOUSANDS)
                             -------------------------------------------------------------------------------------------
       Israel                       91,446          92,085          96,997          83,412        83,412          17,608
       Foreign
        (mainly to
        Europe)                     16,910          17,600          25,228          26,699        19,065           5,636
                             -------------    ------------    ------------     -----------   -----------    ------------
                                   108,356         109,685         122,225         110,111       102,477          23,244
                             =============    ============    ============     ===========   ===========    ============

       Revenues are attributed to countries based on the location of customers.

       C. During the year ended December 31, 2002, there were no major customers who accounted for more than 10% of the total revenues (in 2001 - one major customer accounted for NIS 14,870 thousand (12.2%) of the total revenues).

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - COST OF REVENUES

                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                                                            (NOTE 2E)
                                                                                                       --------------
                                                   CONSOLIDATED                               COMPANY    CONSOLIDATED
                          -------------------------------------------------------------  ------------  --------------
                                   YEAR     NINE MONTHS            YEAR            YEAR          YEAR            YEAR
                                  ENDED           ENDED           ENDED           ENDED         ENDED           ENDED
                               MARCH 31     DECEMBER 31     DECEMBER 31     DECEMBER 31   DECEMBER 31     DECEMBER 31
                                   2000            2000            2001            2002          2002            2002
                          -------------  --------------  --------------  --------------  ------------  --------------
                              (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)     (AUDITED)     (UNAUDITED)
                          -------------  --------------  --------------  --------------  ------------  --------------
                                    NIS             NIS             NIS             NIS           NIS             US$
                          -------------  --------------  --------------  --------------  ------------  --------------
                                                                  (IN THOUSANDS)
                          -------------------------------------------------------------------------------------------
       Cost of materials
        and non-
        manufactured
        products (1)             39,226          32,073          41,902          40,192        38,986           8,485
       Payroll and
        related benefits         31,773          27,973          36,763          36,224        33,610           7,646
       Employee stock
        option expenses,
        net                          39               -              43               -             -               -
       Manufacturing
        expenses                 11,889          10,643          15,298          17,348        16,556           3,662
       Depreciation               8,297           6,899          11,181          13,747        12,802           2,902
       Changes in
        inventories of
        completed
        products and
        work-in-process            (297)          2,088          (1,905)            993           964             210
                          -------------    ------------    ------------     -----------   -----------    ------------

                                 90,927          79,676         103,282         108,504       102,918          22,905
                          =============    ============    ============     ===========   ===========    ============

NOTE 17 - COST OF REVENUES (CONT'D)

       (1) The Company has three major suppliers of raw material, each of whom supplies more than 10% of its raw material. The following table shows the amounts of the purchases from each of the three suppliers:

                                                                                        CONVENIENCE
                                                                                        TRANSLATION
                                                                                          (NOTE 2E)
                                                                                       ------------
                                    CONSOLIDATED                   COMPANY             CONSOLIDATED
                           ---------------------------   ---------------------------   ------------
                           PERCENTAGE OF          YEAR   PERCENTAGE OF          YEAR           YEAR
                                   TOTAL         ENDED           TOTAL         ENDED          ENDED
                               PURCHASES   DECEMBER 31       PURCHASES   DECEMBER 31    DECEMBER 31
                                FROM RAW          2002        FROM RAW          2002           2002
                                MATERIAL   -----------        MATERIAL   -----------   ------------
                               SUPPLIERS     (AUDITED)       SUPPLIERS     (AUDITED)    (UNAUDITED)
                           -------------   -----------   -------------   -----------   ------------
                                       %           NIS               %           NIS            US$
                           -------------   -----------   -------------   -----------   ------------
              Supplier 1            21.8         8,322            22.6         8,322          1,757
              Supplier 2            21.1         8,065            21.9         8,065          1,703
              Supplier 3            13.6         5,175            14.1         5,175          1,082

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - RESEARCH AND DEVELOPMENT COSTS, NET

       CONSOLIDATED AND COMPANY

                                                                                       CONVENIENCE
                                                                                       TRANSLATION
                                                                                         (NOTE 2E)
                                                                                       -----------
                                   YEAR   NINE MONTHS          YEAR             YEAR          YEAR
                                  ENDED         ENDED         ENDED            ENDED         ENDED
                               MARCH 31   DECEMBER 31   DECEMBER 31      DECEMBER 31   DECEMBER 31
                                   2000          2000          2001             2002          2002
                              ---------   -----------   -----------   --------------   -----------
                              (AUDITED)     (AUDITED)     (AUDITED)        (AUDITED)   (UNAUDITED)
                              ---------   -----------   -----------   --------------   -----------
                                    NIS           NIS           NIS              NIS           US$
                              ---------   -----------   -----------   --------------   -----------
                                                       (IN THOUSANDS)
                              --------------------------------------------------------------------
       Payroll and payments
        to subcontractors           690           868           732                -             -
       Raw materials                 22             9           142                -             -
       Depreciation                   -           210           188                -             -
       Unapproved
        (approved) grants
        from the OCS               (457)         (724)         (656)             118            25
                              ---------   -----------   -----------   --------------   -----------

                                    255           363           406              118            25
                              =========   ===========   ===========   ==============   ===========

       See Note 14(E).

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                                                            (NOTE 2E)
                                                                                                       --------------
                                                   CONSOLIDATED                               COMPANY    CONSOLIDATED
                          -------------------------------------------------------------  ------------  --------------
                                   YEAR     NINE MONTHS            YEAR            YEAR          YEAR            YEAR
                                  ENDED           ENDED           ENDED           ENDED         ENDED           ENDED
                               MARCH 31     DECEMBER 31     DECEMBER 31     DECEMBER 31   DECEMBER 31     DECEMBER 31
                                   2000            2000            2001            2002          2002            2002
                          -------------  --------------  --------------  --------------  ------------  --------------
                              (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)     (AUDITED)     (UNAUDITED)
                          -------------  --------------  --------------  --------------  ------------  --------------
                                    NIS             NIS             NIS             NIS           NIS             US$
                          -------------  --------------  --------------  --------------  ------------  --------------
                                                                  (IN THOUSANDS)
                          -------------------------------------------------------------------------------------------
       Payroll and
        related benefits          5,935           5,771           6,266           7,063         5,917           1,491
       Employee
        stock option
        expenses, net                20               -              33               -             -               -
       Commissions                  226             295             765             464           803              98
       Export and
        delivery
        expenses                 *1,083          *1,347          *1,500           1,571         1,285             332
       Office
        maintenance                 728             594             874             831           771             175
       Travelling                   462             318             520             643           576             136
       Depreciation                 389             312             392             424           387              89
       Professional
        services                  1,449           2,631           1,801           1,791         1,360             378
       Car
        maintenance                 392             272             507             617           543             130
       Public relations
        with investors             *368            *324            *712             700           700             148
       Other                     *1,827          *1,199          *1,177           1,339         1,321             283
                          -------------    ------------    ------------     -----------   -----------    ------------

                                 12,879          13,063          14,547          15,443        13,663           3,260
                          =============    ============    ============     ===========   ===========    ============

       * Reclassified

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - FINANCIAL EXPENSES, NET

                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                                                            (NOTE 2E)
                                                                                                       --------------
                                                   CONSOLIDATED                               COMPANY    CONSOLIDATED
                          -------------------------------------------------------------  ------------  --------------
                                   YEAR     NINE MONTHS            YEAR            YEAR          YEAR            YEAR
                                  ENDED           ENDED           ENDED           ENDED         ENDED           ENDED
                               MARCH 31     DECEMBER 31     DECEMBER 31     DECEMBER 31   DECEMBER 31     DECEMBER 31
                                   2000            2000            2001            2002          2002            2002
                          -------------  --------------  --------------  --------------  ------------  --------------
                              (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)     (AUDITED)     (UNAUDITED)
                          -------------  --------------  --------------  --------------  ------------  --------------
                                    NIS             NIS             NIS             NIS           NIS             US$
                          -------------  --------------  --------------  --------------  ------------  --------------
                                                                  (IN THOUSANDS)
                          -------------------------------------------------------------------------------------------
       Expenses on
        long- term
        loans net of
        erosion                  *1,489          *1,018          *1,695             879           879             186
       Expenses on
        short-term
        credit and
        bank charges
        net of erosion           *1,276            *751            *902             624           610             132
       Gain from
        derivative
        instruments                   -            (270)            (72)              -             -               -
       Other financing
        income, net               *(776)          *(284)          *(691)            (32)         (387)             (7)
                          -------------    ------------    ------------     -----------   -----------    ------------

                                  1,989           1,215           1,834           1,471         1,102             311
                          =============    ============    ============     ===========   ===========    ============

         *  Reclassified

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - OTHER INCOME (EXPENSES), NET

                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                                                            (NOTE 2E)
                                                                                                       --------------
                                                   CONSOLIDATED                               COMPANY    CONSOLIDATED
                          -------------------------------------------------------------  ------------  --------------
                                   YEAR     NINE MONTHS            YEAR            YEAR          YEAR            YEAR
                                  ENDED           ENDED           ENDED           ENDED         ENDED           ENDED
                               MARCH 31     DECEMBER 31     DECEMBER 31     DECEMBER 31   DECEMBER 31     DECEMBER 31
                                   2000            2000            2001            2002          2002            2002
                          -------------  --------------  --------------  --------------  ------------  --------------
                              (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)     (AUDITED)     (UNAUDITED)
                          -------------  --------------  --------------  --------------  ------------  --------------
                                    NIS             NIS             NIS             NIS           NIS             US$
                          -------------  --------------  --------------  --------------  ------------  --------------
                                                                  (IN THOUSANDS)
                          -------------------------------------------------------------------------------------------
       Indemnification
        to customer (1)               -               -               -            (118)         (118)            (25)
       Litigation (2)               (52)              -             775               -             -               -
       Y2K
        preparation
        expenses                    (45)              -               -               -             -               -
       Write-off of
        goodwill (3)             (5,366)              -               -               -             -               -
       Gain (loss) on
        disposals of
        fixed assets, net            17              25             (43)            423             8              89
       Other expenses                 -               -               -              (9)            -              (1)
                          -------------    ------------    ------------     -----------   -----------    ------------

                                 (5,446)             25             732             296          (110)             63
                          =============    ============    ============     ===========   ===========    ============

       (1) During 2002, the Company was demanded by one of its customers to compensate it with respect to damages it claimed to have occurred as a result of the use of defective PBC's that were manufactured and supplied by the Company. The Company disagrees with the customer's claim but believes that it may be compelled to compensate the customer and therefore, the Company has recorded a provision in respect of its estimated compensation costs.

       (2) In April 2000, the Company served legal suit against a former employee. The former employee agreed to settle the claim by paying the Company NIS 775 thousand. During 2001, the Company received this sum.

       (3) As a result of the Company's continuing losses during the last quarter of the fiscal year 1999 and the significant changes which took place with respect to the Company's activities and in the PCB industry, the Company determined in the first quarter of the fiscal year ended March 31, 2000 to write-off the remaining balance of the goodwill arising from the merger with TPC Ltd. in 1993.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - TAXES ON INCOME

       A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (THE "LAW")

       Certain of the Company's investment programs in expanding its production facilities in Israel were granted "approved enterprise" status in accordance with the above Law. As of the date of these financial statements, two approved investment programs are applicable to the Company.

       The investment programs are based on the Alternative Benefits track and provide for tax benefits as follows: a zero tax rate on the Company's undistributed income arising from the revenue that is derived from the "approved enterprise", for a period of two years, starting with the year in which the "Approved Enterprise" first earns taxable income. The income so derived in the five subsequent years will be subject to tax at a reduced rate of 25%. The periods of tax benefits relating to these programs have not yet commenced, and will expire no later than 2005 for one program and 2016 for the other.

       Entitlement to the above benefits is conditional upon the Company complying with the conditions stipulated by the Law and the regulations promulgated thereunder, as well as the criteria set forth in the approval for the specific investment in the "approved enterprise". In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Company may be required to refund the amount of the cancelled benefits, together with CPI linkage adjustment and interest. See Note 14(A)(2) for a pledge registered in this respect.

       The period of tax benefits described above is limited to 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

       The Law also grants entitlement to claim accelerated depreciation for tax purposes on machinery and equipment used by the "approved enterprise".

       Income of the Company not derived from the "approved enterprise" is subject to the regular corporate tax rate, which is 36%.

       Dividends paid out of income derived from an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the Alternative Benefits will be subject to corporate tax at the otherwise applicable rate of 25% in respect of the gross amount of the dividend if it pays a dividend out of income derived from its approved enterprise during the tax exemption period.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - TAXES ON INCOME (CONT'D)

       B. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (THE "INFLATIONARY ADJUSTMENT LAW")

       The Company is taxed in accordance with the Inflationary Adjustment Law. Under the Inflationary Adjustment Law, taxable income as determined by the provisions of the Income Tax Ordinance is adjusted for the effect of inflation by allowing a "capital preservation deduction" or by charging an "addition for inflation" depending on whether the entity shows a positive or negative net equity adjusted for inflation on the basis of the changes in the CPI, in terms of the provisions of the Inflationary Adjustment Law.

       C.     TAX BENEFITS UNDER THE LAW FOR ENCOURAGEMENT OF INDUSTRY
              (TAXATION) 1969

       The Company currently qualifies as an "Industrial Company" under the above law with the exception of 1996, in which year the Company may not have so qualified as a result of an increase in the volume of its outsourced sales. As an Industrial Company, the Company is entitled to certain tax benefits, mainly deduction over a three-year period of expenses incurred in connection with a public stock offering and amortization over an eight-year period of the cost of know-how and patents. In light of a decision by the Tel-Aviv District Court, a deduction over a three-year period of expenses incurred with a public stock offering outside of Israel may be unavailable.

       D.     CARRYFORWARD TAX LOSSES

       As of December 31, 2002, the Company, Eltek International, Eltek Europe and EN-Eltek had approximately NIS 53.3 million, NIS 1.3 million, NIS 0.7 million and NIS 0.8 million of tax loss carryforwards, respectively. As discussed in Note 2N above, no deferred tax asset has been recorded in respect of these losses as available evidence indicates that it is not expected that such assets will be realized in the foreseeable future (see also Note 22G for disclosure requirements under U.S. GAAP). The tax loss carryforward was revised to include the estimated accumulated effect of a change in depreciation expenses for tax purposes.

       E.     INCOME TAX ASSESSMENTS

       The Company has received final tax assessments through the 1995 tax year. The Company's subsidiaries have not yet received any final tax assessments since incorporation.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - TAXES ON INCOME (CONT'D)

       F.     RECONCILIATION OF THE THEORETICAL TAX EXPENSE TO THE ACTUAL TAX
              EXPENSE

       A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate of 36% applicable to income of companies in Israel, and the actual tax expense, is as follows:

                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                                                            (NOTE 2E)
                                                                                                       --------------
                                                   CONSOLIDATED                               COMPANY    CONSOLIDATED
                          -------------------------------------------------------------  ------------  --------------
                                   YEAR     NINE MONTHS            YEAR            YEAR          YEAR            YEAR
                                  ENDED           ENDED           ENDED           ENDED         ENDED           ENDED
                               MARCH 31     DECEMBER 31     DECEMBER 31     DECEMBER 31   DECEMBER 31     DECEMBER 31
                                   2000            2000            2001            2002          2002            2002
                          -------------  --------------  --------------  --------------  ------------  --------------
                              (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)     (AUDITED)     (UNAUDITED)
                          -------------  --------------  --------------  --------------  ------------  --------------
                                    NIS             NIS             NIS             NIS           NIS             US$
                          -------------  --------------  --------------  --------------  ------------  --------------
                                                                  (IN THOUSANDS)
                          -------------------------------------------------------------------------------------------
       Income (loss)
        before taxes as
        reported in
        the statement of
        operations               (3,140)         15,393           2,888         (15,427)      (15,434)         (3,257)
                          -------------  --------------  --------------  --------------  ------------  --------------

       Statutory tax
        on the above
        amount (36%)             (1,130)          5,541           1,039          (5,554)       (5,556)         (1,172)

       Difference
        between the tax
        rate applicable
        to a foreign
        subsidiaries
        and the rate
        applicable
        to the Company               45              36              15              77             -              16

       TIMING
        DIFFERENCES
        IN RESPECT OF
        WHICH NO
        DEFERRED TAXES
        WERE RECORDED:
       Share issuance
        expenses                   (851)              -               -               -             -               -
       Loss
        carryforward for
        tax purposes                816          (5,358)         (3,184)          4,475         4,296             945
       Depreciation              (1,012)           (592)          2,067           1,251           897             264
       Other                        280             304            (539)             28             5               6
                          -------------  --------------  --------------  --------------  ------------  --------------
                                 (1,852)            (69)           (602)            277          (358)             59
       Non-deductible
        operating
        expenses                  1,315             182             238             160           160              34
       Others                       537            (113)            364             (50)          294             (11)
                          -------------    ------------    ------------     -----------   -----------    ------------
       Tax on income                  -               -               -             387            96              82
                          =============    ============    ============     ===========   ===========    ============

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - TAXES ON INCOME (CONT'D)

       G.     DEFERRED TAXES

                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                                                            (NOTE 2E)
                                                                                                    -----------------
                                                          CONSOLIDATED                     COMPANY       CONSOLIDATED
                                                --------------------------------  ----------------  -----------------
                                                         A AT              AS AT             AS AT              AS AT
                                                  DECEMBER 31        DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                         2001               2002              2002               2002
                                                -------------  -----------------  ----------------  -----------------
                                                    (AUDITED)          (AUDITED)         (AUDITED)        (UNAUDITED)
                                                -------------  -----------------  ----------------  -----------------
                                                          NIS                NIS               NIS                US$
                                                -------------  -----------------  ----------------  -----------------
                                                                          (IN THOUSANDS)
                                                ---------------------------------------------------------------------
       Deferred tax assets:
        Allowance for doubtful accounts                   206                210               210                 44
        Severance pay                                     306                365               342                 77
        Bonus and vacation pay                            847                811               811                171
        Loss carryforward for tax purposes             14,858             19,333            19,153              4,082

       Deferred tax liabilities:
        Inventories                                        (3)                (3)               (3)                (1)
        Fixed assets                                   (8,953)            (7,702)           (8,055)            (1,625)
       Translation adjustments                              -               (198)             (198)               (42)
                                                -------------  -----------------  ----------------  -----------------
                                                        7,261             12,816            12,260              2,706

       Valuation allowance                             (7,261)           (12,816)          (12,260)            (2,706)
                                                -------------  -----------------  ----------------  -----------------

                                                            -                  -                 -                  -
                                                =============  =================  ================  =================

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23 - BENEFITS TO RELATED AND INTERESTED PARTIES AND TRANSACTIONS WITH THEM

                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2E)
                                                                                                              ---------------
                                                       CONSOLIDATED                                  COMPANY     CONSOLIDATED
                             ---------------------------------------------------------------  --------------  ---------------
                                        YEAR     NINE MONTHS            YEAR            YEAR            YEAR             YEAR
                                       ENDED           ENDED           ENDED           ENDED           ENDED            ENDED
                                    MARCH 31     DECEMBER 31     DECEMBER 31     DECEMBER 31     DECEMBER 31      DECEMBER 31
                                        2000            2000            2001            2002            2002             2002
                             ---------------  --------------  --------------  --------------  --------------  ---------------
                                   (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)       (AUDITED)      (UNAUDITED)
                             ---------------  --------------  --------------  --------------  --------------  ---------------
                                         NIS             NIS             NIS             NIS             NIS              US$
                             ---------------  --------------  --------------  --------------  --------------  ---------------
                                                                      (IN THOUSANDS)
                             ------------------------------------------------------------------------------------------------
       A. INTERESTED
          PARTIES (1)                  1,552           1,196           1,829           2,169           1,355              458

       B. OTHER
          TRANSACTIONS
          WITH
          INTERESTED
          PARTIES (2)(3)                   -             119             141             229               -               48

       (1)    Consolidated - 7 persons in the year 2002.
              Company      - 5 persons in the year 2002.

       (2) Travel expenses paid to interested party in the nine-month period ended December 31, 2000 and the year ended December 31, 2001.

       (3)    Rent expenses paid to Kubatronik's related party.

       C. The subsidiaries' debt balances in the financial statements of the Company as at December 31, 2002 are NIS 2,994 thousand (see Note
              5).

       D.     COMPENSATION OF DIRECTORS

       Except for the external directors, the Company's directors do not receive cash or other compensation for their service on the Board of Directors or any committee thereof. During the year ended December 31, 2002, the Company paid some of its directors NIS 272 thousand. Since April 2000, the Chairman of the Board of Directors receives a management fee which amounted to NIS 203 thousand during 2002.

       E. In respect of an injection of funds by the major shareholder subsequent to the balance sheet date - see Note 27C(1).

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Company's financial instruments consist primarily of cash and cash equivalents, trade and other receivables, trade payables, short-term credit and long-term debt. The carrying amounts of the short- term financial instruments, approximates their fair value because of the short maturity of these instruments.
       Management estimates that the carrying value of its long-term debt as at December 31, 2002 also approximates its fair value because the interest on the long-term debt is similar to the market interest rate for similar debt instruments of comparable maturities.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 25- EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES

       The financial statements of the Company conform to Israeli GAAP which vary in certain significant respects from those followed in the United States of America. Described below are the major differences:

       A.     FINANCIAL STATEMENTS IN ADJUSTED ISRAELI CURRENCY

       The Company, in accordance with Israeli GAAP, presents its financial statements in constant New Israeli Shekels, as described in Note 2B. In accordance with U.S. GAAP the financial statements should be presented in current nominal historical monetary terms. However, as permitted by the U.S. Securities and Exchange Commission, the presentation of financial statements in a constant currency is acceptable. As such, the reconciliation of the financial statements does not include the effects of the presentation in constant currency.

       B.     LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS

       Under Israeli GAAP, the severance obligation is presented on the balance sheet net of the assets held by the CSPF, whereas under U.S. GAAP, such assets are presented as long-term assets of the Company. (See also Note 13.4.)

       C.     STATEMENT OF CASH FLOWS

       1) Under Israeli GAAP, loans related to capital leases are reflected in cash flows from investing and financing activities in the Statement of Cash Flows.

              Under U.S. GAAP, the activity would be classified as non-cash activities. For the year ended March 31, 2000, the Company received loans related to capital leases in the amount of NIS 333 thousand.

              For the years ended December 31, 2002 and 2001, the Company did not receive loans related to capital leases.

       2) Cash paid for interest and for linkage increments during the years ended December 31, 2002 and 2001, during the nine-month period ended December 31, 2000 and during the year ended March 31, 2000 were NIS 2,454 thousand, NIS 2,168 thousand, NIS 1,825 thousand and NIS 2,384 thousand, respectively.

       3) Cash paid to tax authorities during the years ended December 31, 2002 and 2001, the nine-month period ended December 31, 2000 and the year ended March 31, 2000 were NIS 156 thousand, NIS 212 thousand, NIS 266 thousand and NIS 250 thousand, respectively.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 25- EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (CONT'D)

       D.     GOODWILL AMORTIZATION

       Under Israeli GAAP, goodwill derived from the acquisition of Kubatronik (Note 1) is amortized on a straight-line basis over 10 years. Under US GAAP, goodwill is no longer amortized but is evaluated for impairment in accordance with SFAS 142.

       1)     EFFECT ON BALANCE SHEET ITEMS:

                                                                                    DECEMBER 31
                                                                                           2002
                                                                                ---------------
                                                                                      (AUDITED)
                                                                                ---------------
                                                                                            NIS
                                                                                ---------------
                                                                                 (IN THOUSANDS)
                                                                                ---------------
              Israeli GAAP -
               Goodwill, net of amortization                                              5,069

              US GAAP -
               Goodwill                                                                   5,367

       2)     EFFECT ON STATEMENTS OF OPERATION ITEMS:

                                                                                                      CONVENIENCE
                                               CONSOLIDATED AND COMPANY                               TRANSLATION
                           ------------------------------------------------------------------ -------------------
                                  YEAR        NINE MONTHS              YEAR              YEAR                YEAR
                                 ENDED              ENDED             ENDED             ENDED               ENDED
                              MARCH 31        DECEMBER 31       DECEMBER 31       DECEMBER 31         DECEMBER 31
                           ----------- ------------------ ----------------- ----------------- -------------------
                                  2000               2000              2001              2002                2002
                           ----------- ------------------ ----------------- ----------------- -------------------
                             (AUDITED)          (AUDITED)         (AUDITED)         (AUDITED)         (UNAUDITED)
                           ----------- ------------------ ----------------- ----------------- -------------------
                                   NIS                NIS               NIS               NIS                 US$
                           ----------- ------------------ ----------------- ----------------- -------------------
                                                            (IN THOUSANDS)
                           --------------------------------------------------------------------------------------
       Net income (loss)
        reported under
        Israeli GAAP            (3,140)            15,393             2,888           (16,016)             (3,382)
       Amortization of
        goodwill                     -                  -                 -               298                  63
                           ----------- ------------------ ----------------- ----------------- -------------------

       Net income (loss)
        under US GAAP           (3,140)            15,393             2,888           (15,718)             (3,319)
                           =========== ================== ================= ================= ===================

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 25- EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (CONT'D)

       E.     EARNINGS (LOSS) PER SHARE ("EPS")

       Under Israeli GAAP and pursuant to Opinion No. 55, the dilutive effect of stock options is included in the computation of basic EPS only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the stock options.

       In accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("Statement 128"), basic EPS is calculated by dividing the net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS assumes the issuance of ordinary shares for all potential dilutive ordinary shares outstanding during the year. The dilutive effect of stock options is considered in earnings (loss) per share calculations, if dilutive, using the treasury stock method.

       Following are the details of the basic and diluted EPS under U.S. GAAP*:

                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                             CONSOLIDATED AND COMPANY                               (NOTE 2E)
                                        ------------------------------------------------------------------ ------------------
                                               YEAR        NINE MONTHS              YEAR              YEAR               YEAR
                                              ENDED              ENDED             ENDED             ENDED              ENDED
                                           MARCH 31        DECEMBER 31       DECEMBER 31       DECEMBER 31        DECEMBER 31
                                               2000               2000              2001              2002               2002
                                        ----------- ------------------ ----------------- ----------------- ------------------
                                          (AUDITED)          (AUDITED)         (AUDITED)         (AUDITED)        (UNAUDITED)
                                        ----------- ------------------ ----------------- ----------------- ------------------
                                                NIS                NIS               NIS               NIS                US$
                                        ----------- ------------------ ----------------- ----------------- ------------------

                                        -------------------------------------------------------------------------------------
       Basic EPS (NIS)                        (0.67)              3.22              0.60             (3.22)             (0.68)

       Weighted average
        number of shares
        used in basic EPS
        calculation
        (thousands)                           4,731              4,778             4,825             4,886              4,886

       Diluted EPS (NIS)                      (0.67)              3.14              0.59             (3.22)             (0.68)

       Weighted average
        number of shares
        and share
        equivalents used
        in diluted EPS
        calculation
        (thousands)                           4,731              4,903             4,884             4,886              4,886

       *      EPS data is provided for one ordinary share of a par value of NIS
              0.6 as compared to the disclosure in the statement of operations under Israeli GAAP where EPS data is presented based on NIS 1 par value of shares.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 25- EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (CONT'D)

       F.     STATEMENT OF OTHER COMPREHENSIVE INCOME

       In June 1997, the Financial Accounting Standards Board issued Financial Accounting Standard No. 130 "Reporting Comprehensive Income" ("Statement 130"). The Company adopted Statement 130 during the year ended March 31, 1999. Statement 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in the same prominence as other financial statements. It requires that an enterprise
       (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position.

                                                                                                                   CONVENIENCE
                                                              CONSOLIDATED AND COMPANY                             TRANSLATION
                                        ------------------------------------------------------------------ -------------------
                                               YEAR        NINE MONTHS              YEAR              YEAR                YEAR
                                              ENDED              ENDED             ENDED             ENDED               ENDED
                                           MARCH 31        DECEMBER 31       DECEMBER 31       DECEMBER 31         DECEMBER 31
                                        ----------- ------------------ ----------------- ----------------- -------------------
                                               2000               2000              2001              2002                2002
                                        ----------- ------------------ ----------------- ----------------- -------------------
                                          (AUDITED)          (AUDITED)         (AUDITED)         (AUDITED)         (UNAUDITED)
                                        ----------- ------------------ ----------------- ----------------- -------------------
                                                NIS                NIS               NIS               NIS                 US$
                                        ----------- ------------------ ----------------- ----------------- -------------------
                                                                         (IN THOUSANDS)
                                        --------------------------------------------------------------------------------------
       Net income (loss)
        under US GAAP                        (3,140)            15,393             2,888           (15,718)             (3,319)
       Translation
        adjustments                               -                  -                 -               549                 116
                                        ----------- ------------------ ----------------- ----------------- -------------------
       Total comprehensive
        income (loss) under
        US GAAP                              (3,140)            15,393             2,888           (15,169)             (3,203)
                                        =========== ================== ================= ================= ===================

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 26 - ASSETS AND LIABILITIES ANALYZED BY CURRENCY AND LINKAGE BASIS

       A.     CONSOLIDATED

                                                                        DECEMBER 31, 2002 (AUDITED)
                                                      -----------------------------------------------------------------
                                                                                              FOREIGN           FOREIGN
                                                          LINKED                             CURRENCY          CURRENCY
                                                          TO CPI        NON-LINKED       U.S. DOLLARS              EURO
                                                      ---------- ----------------- ------------------ -----------------
                                                             NIS               NIS                NIS               NIS
                                                      ---------- ----------------- ------------------ -----------------
                                                                              (IN THOUSANDS)
                                                      -----------------------------------------------------------------
       Cash and cash equivalents                               -               967              2,462             2,824
       Trade and other receivables and
        prepaid expenses                                     146            21,132              3,425             2,718
       Inventories                                             -                 -                  -                 -
       Property and equipment, net                             -                 -                  -                 -
       Goodwill                                                -                 -                  -                 -
                                                      ---------- ----------------- ------------------ -----------------

       TOTAL ASSETS                                          146            22,099              5,887             5,542
                                                      ========== ================= ================== =================

       Short-term credit and current maturities
        of long-term debts                                 2,482            14,683              3.921                44
       Trade payables                                          -            15,307              2,771             5,054
       Other liabilities and accrued expenses                 23             5,954                755             1,081
       Long-term debt, excluding current
        maturities                                         7,302             1,515             12,313                 -
       Employee severance benefits, net                        -               951                  -                62
       Minority interests                                      -                 -                  -                 -
                                                      ---------- ----------------- ------------------ -----------------

       TOTAL LIABILITIES                                   9,807            38,410             19,760             6,241
                                                      ---------- ----------------- ------------------ -----------------

       TOTAL SHAREHOLDERS' EQUITY                         (9,661)          (16,311)           (13,873)             (699)
                                                      ========== ================= ================== =================

                                                                               DECEMBER 31, 2002 (AUDITED)
                                                                 -------------------------------------------------------
                                                                     OTHER FOREIGN       NON-MONETARY
                                                                          CURRENCY              ITEMS              TOTAL
                                                                 -----------------  -----------------  -----------------
                                                                               NIS                NIS                NIS
                                                                 -----------------  -----------------  -----------------
                                                                                    (IN THOUSANDS)
                                                                 -------------------------------------------------------
       Cash and cash equivalents                                               104                   -             6,357
       Trade and other receivables and
        prepaid expenses                                                       105               1,212            28,738
       Inventories                                                               -              12,630            12,630
       Property and equipment, net                                               -              55,071            55,071
       Goodwill                                                                  -               5,069             5,069
                                                                 -----------------  ------------------ -----------------

       TOTAL ASSETS                                                            209              73,982           107,865
                                                                 =================  ================== =================

       Short-term credit and current maturities
        of long-term debts                                                       -                   -            21,130
       Trade payables                                                            -                   -            23,132
       Other liabilities and accrued expenses                                  259                   -             8,072
       Long-term debt, excluding current
        maturities                                                               -                   -            21,130
       Employee severance benefits, net                                          -                   -             1,013
       Minority interests                                                        -               1,875             1,875
                                                                 -----------------  ------------------ -----------------

       TOTAL LIABILITIES                                                       259               1,875            76,352
                                                                 -----------------  ------------------ -----------------

       TOTAL SHAREHOLDERS' EQUITY                                              (50)             72,107            31,513
                                                                 =================  ================== =================

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 26 - ASSETS AND LIABILITIES ANALYZED BY CURRENCY AND LINKAGE BASIS (CONT'D)

       B.     CONSOLIDATED

       Convenience translation (unaudited) (Note 2E):

                                                                          DECEMBER 31, 2002 (UNAUDITED)
                                                      --------------------------------------------------------------------
                                                                                                FOREIGN            FOREIGN
                                                          LINKED                               CURRENCY           CURRENCY
                                                          TO CPI         NON-LINKED        U.S. DOLLARS               EURO
                                                      ----------  -----------------  ------------------  -----------------
                                                             US$                US$                 US$                US$
                                                      ----------  -----------------  ------------------  -----------------
                                                                                 (IN THOUSANDS)
                                                      --------------------------------------------------------------------
       Cash and cash equivalents                               -                204                 520                596
       Trade and other receivables and
        prepaid expenses                                      31              4,461                 723                574
       Inventories                                             -                  -                   -                  -
       Property and equipment, net                             -                  -                   -                  -
       Goodwill                                                -                  -                   -                  -
                                                      ----------  -----------------  ------------------  -----------------

       TOTAL ASSETS                                           31              4,665               1,243              1,170
                                                      ==========  =================  ==================  =================

       Short-term credit and current maturities
        of long-term debts                                   524              3,100                 828                  9
       Trade payables                                          -              3,231                 585              1,067
       Other liabilities and accrued expenses                  5              1,257                 159                228
       Long-term debt, excluding current
        maturities                                         1,542                320               2,599                  -
       Employee severance benefits, net                        -                200                   -                 13
       Minority interests                                      -                  -                   -                  -
                                                      ----------  -----------------  ------------------  -----------------

       TOTAL LIABILITIES                                   2,071              8,108               4,171              1,317
                                                      ----------  -----------------  ------------------  -----------------

       TOTAL SHAREHOLDERS' EQUITY                         (2,040)            (3,443)             (2,928)              (147)
                                                      ==========  =================  ==================  =================

                                                                              DECEMBER 31, 2002 (UNAUDITED)
                                                                 --------------------------------------------------------
                                                                     OTHER FOREIGN        NON-MONETARY
                                                                          CURRENCY               ITEMS              TOTAL
                                                                 -----------------  ------------------  -----------------
                                                                               US$                 US$                US$
                                                                 -----------------  ------------------  -----------------
                                                                                     (IN THOUSANDS)
                                                                 --------------------------------------------------------
       Cash and cash equivalents                                                22                   -              1,342
       Trade and other receivables and
        prepaid expenses                                                        22                 256              6,067
       Inventories                                                               -               2,666              2,666
       Property and equipment, net                                               -              11,626             11,626
       Goodwill                                                                  -               1,070              1,070
                                                                 -----------------  ------------------  -----------------

       TOTAL ASSETS                                                             44              15,618             22,771
                                                                 =================  ==================  =================

       Short-term credit and current maturities
        of long-term debts                                                       -                   -              4,461
       Trade payables                                                            -                   -              4,883
       Other liabilities and accrued expenses                                   55                   -              1,704
       Long-term debt, excluding current
        maturities                                                               -                   -              4,461
       Employee severance benefits, net                                          -                   -                213
       Minority interests                                                        -                 396                396
                                                                 -----------------  ------------------  -----------------

       TOTAL LIABILITIES                                                        55                 396             16,118
                                                                 -----------------  ------------------  -----------------

       TOTAL SHAREHOLDERS' EQUITY                                              (11)             15,222              6,653
                                                                 =================  ==================  =================

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 26 - ASSETS AND LIABILITIES ANALYZED BY CURRENCY AND LINKAGE BASIS (CONT'D)

       C.     CONSOLIDATED

                                                                        DECEMBER 31, 2002 (AUDITED)
                                                       ----------------------------------------------------------------
                                                                                               FOREIGN          FOREIGN
                                                           LINKED                             CURRENCY         CURRENCY
                                                           TO CPI       NON-LINKED        U.S. DOLLARS             EURO
                                                       ----------  ---------------  ------------------  ---------------
                                                              NIS              NIS                 NIS              NIS
                                                       ----------  ---------------  ------------------  ---------------
                                                                               (IN THOUSANDS)
                                                       ----------------------------------------------------------------
       Cash and cash equivalents                               -               882               5,395              203
       Trade and other receivables and
        prepaid expenses                                     235            23,586               6,030              585
       Inventories                                             -                 -                   -                -
       Property and equipment, net                             -                 -                   -                -
                                                       ----------  ---------------  ------------------  ---------------

       TOTAL ASSETS                                          235            24,468              11,425              788
                                                       ==========  ===============  ==================  ===============

       Short-term credit and current maturities
        of long-term debts                                 4,095            10,505               3,235                -
       Trade payables                                        114            13,807               2,469            3,086
       Other liabilities and accrued expenses                  -             6,855                 669                -
       Long-term debt, excluding current
        maturities                                         9,767             2,759               2,948                -
       Employee severance benefits, net                        -               850                   -                -
                                                       ----------  ---------------  ------------------  ---------------

       TOTAL LIABILITIES                                  13,976            34,776               9,321            3,086
                                                       ----------  ---------------  ------------------  ---------------

       TOTAL SHAREHOLDERS' EQUITY                        (13,741)          (10,308)              2,104           (2,298)
                                                       ==========  ===============  ==================  ===============

                                                                                 DECEMBER 31, 2002 (AUDITED)
                                                                   ----------------------------------------------------
                                                                     OTHER FOREIGN        NON-MONETARY
                                                                          CURRENCY               ITEMS            TOTAL
                                                                   ---------------  ------------------  ---------------
                                                                               NIS                 NIS              NIS
                                                                   ---------------  ------------------  ---------------
                                                                                     (IN THOUSANDS)
                                                                   ----------------------------------------------------
       Cash and cash equivalents                                               218                   -            6,698
       Trade and other receivables and
        prepaid expenses                                                       214               1,023           31,673
       Inventories                                                               -              14,804           14,804
       Property and equipment, net                                               -              55,444           55,444
                                                                   ---------------  ------------------  ---------------

       TOTAL ASSETS                                                            432              71,271          108,619
                                                                   ===============  ==================  ===============

       Short-term credit and current maturities
        of long-term debts                                                       -                   -           17,835
       Trade payables                                                          149                   -           19,625
       Other liabilities and accrued expenses                                  331                   -            7,855
       Long-term debt, excluding current
        maturities                                                               -                   -           15,474
       Employee severance benefits, net                                          -                   -              850
                                                                   ---------------  ------------------  ---------------

       TOTAL LIABILITIES                                                       480                   -           61,639
                                                                   ---------------  ------------------  ---------------

       TOTAL SHAREHOLDERS' EQUITY                                              (48)             71,271           46,980
                                                                   ===============  ==================  ===============

NOTE 27 - SUBSEQUENT EVENTS

       A. On February 28, 2003, a fire occurred at the Company's immersion gold-plating line department. In order to meet its commitments, the Company engaged several subcontractors in Israel and Europe to perform the immersion gold-plating process on its behalf. The Company has since made temporary repairs to the line, and since March 24, 2003 it was operational. In addition, the Company ordered a new line that was put into service in the beginning of July 2003. The immersion gold-plating line department was insured, and the Company has received an advanced payment from the insurance company in the amount of $200,000.

       B. On May 1, 2003, the Company terminated the employment of approximately 15% of its personnel, mainly from the production departments. The excess of severance costs over previously allocated accruals resulting from management's decision to award excess amounts to such employees in excess of their statutory rights amounted to approximately NIS 250 thousand.

       C.     (1)  In July 2003, the Company finalized a process of
                   restructuring its long-term loans and reached a new settlement with its banks: The restructuring includes the postponement of 60% of current maturities repayments of long-term loans beginning from June 1, 2003 until March 31, 2004 - the postponed maturities repayments will recommence in July 2004. The remaining 40% and the interest on the entire principal will be repaid monthly as scheduled.

                   This refinancing is conditioned upon the injection of US$500,000 by the major shareholder, which was already approved by way of issuance of a convertible debenture note bearing 10% dollar linked annual interest (the note is convertible into 1,515,152 shares which constitutes 23.7% of the shares of the Company after conversion).

                   Financial covenants in respect of such bank loans requires that the shareholders' equity, as defined, be the higher of NIS 20 million or 20% of the total balance sheet.

                   In addition, the banks agreed to renew the Company's short-term credit facilities up to June 30, 2004 subject to the above conditions and the achievement of the Company's projected work plan and the cash flows to be derived therefrom.

                   Furthermore, the bank providing the Company with the loan to acquire Kubatronik has required, that should any dividend distribution be made by Kubatronik, then the proceeds therefrom should be used to repay the designated loan.

              (2) A further financing step undertaken by Company management with the consent of the above-mentioned banks is to enter into a "debt factoring transaction" with Investec Bank (Israel) Ltd. in amounts of up to US$ 1 million. The Banks agreed that such a factoring facility will be available to the Company until June 30, 2004.

                               S I G N A T U R E S
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                          ELTEK LTD.


                          By:      /S/ ARIEH REICHART
                          ______________________________________________
                          Name:  Arieh Reichart
                          Title:   President and chief executive officer


                          By:      /S/ DOV FRUMOVICH
                          ______________________________________________
                          Name:  Dov Frumovich
                          Title:  Chief financial officer


Dated:  July 14, 2003

                                  EXHIBIT INDEX

   EXHIBIT      DESCRIPTION                                                                             PAGE NO.

   *3.1         Memorandum of Association of the Registrant.

    3.2         Articles of Association of the Registrant as Amended.

   *4.1         Specimen of Share Certificate.

  *10.1         Indemnity Agreement provided to Arieh Reichart dated December 5, 1996 and a schedule of similar Indemnity
                Agreements provided by the Registrant to its officers and directors.

  *10.2         1996 Employee Stock Option Plan.

 **10.3         2000 Employee Stock Option Plan.

 **10.4         Agreement for the Assignment of Insurance Claims Proceeds dated January 24, 1995 and amendments thereto dated
                August 4, and November 17, 1996.

   10.5         Services Factoring Agreement dated July 8, 2003.

   23.1         Consent  of  Somekh  Chaikin,  Member  Firm  of  KPMG,  with  respect  to  Registration
                Statement on Form S-8.

   99.1         Certification   by  Chief   Executive   Officer   Pursuant   to  Section   302  of  the
                Sarbanes-Oxley Act of 2002.

   99.2         Certification   by  Chief   Financial   Officer   Pursuant   to  Section   302  of  the
                Sarbanes-Oxley Act of 2002.

   99.3         Certification  by Chief  Executive  Officer  Pursuant  to 18 U.S.C.  Section  1350,  As
                Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.4         Certification  by Chief  Financial  Officer  Pursuant  to 18 U.S.C.  Section  1350,  As
                Adopted Pursuant to Section 906 of the Sarbanes

 ___________________

* Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, filed with the Securities and Exchange Commission and incorporated herein by reference.

** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.