Form 20-F
period 2003-12-31
ELTEK LTD
filed 2004-07-08
CIK 1024672

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 0-28884

                                   ELTEK LTD.
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's name into English)
                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

             4 DREZNER STREET, SGOOLA INDUSTRIAL ZONE, P.O. BOX 159,
                           PETACH TIKVA 49101, ISRAEL
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

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

         ORDINARY SHARES, PAR VALUE NIS 0.6 .................. 4,885,651
                            (as of December 31, 2003)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [_]

Indicate by check mark which financial statement item the registrant has elected to follow:
                             Item 17 [X] Item 18 [_]

                                  INTRODUCTION

     Eltek Ltd., incorporated in 1970 under the laws of the State of Israel, develops, manufactures, markets and sells printed circuit boards, or PCBs, including High Density Interconnect, or HDI, multi-layered and flex-rigid boards for the telecommunications, defense and aerospace and medical technology industries. Our principal customers include manufacturers of defense and aerospace equipment, medical equipment, telecom and networking equipment and industrial equipment, as well as contract electronic manufacturers. Our ordinary shares are listed on the Nasdaq SmallCap Market (symbol: ELTK). We have a European manufacturing and marketing subsidiary named Kubatronik Leiterplatten GmbH, or Kubatronik, located in Geislingen Germany. As used in this annual report, the terms "we," "us" and "our" mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

     Except for the historical information contained in this annual report, the statements contained in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. "Key Information- Risk Factors"

     Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 27 to the financial statements. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. Amounts stated in dollars in this report, except where the context otherwise indicates, have been translated from NIS at a specified rate solely for convenience and should not be construed as representations that the NIS amount actually represents such dollar amount or could be converted into dollars at the rate indicated. The translations of NIS amounts into U.S. dollars appearing throughout this annual report have been made at the representative rate of exchange on December 31, 2003 of NIS 4.379 = US$1.00, as published by the Bank of Israel. See Item 3.A. "Key Information -- Selected Financial Data -- Exchange Rate Information".

     Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

                                TABLE OF CONTENTS

                                                                                                      Page No.
                                                                                                      --------
PART I.......................................................................................................2
   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........................................2
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.........................................................2
   ITEM 3.   KEY INFORMATION.................................................................................2
             A.    SELECTED FINANCIAL DATA...................................................................2
             B.    CAPITALIZATION AND INDEBTEDNESS...........................................................4
             C.    REASONS FOR THE OFFER AND USE OF PROCEEDS.................................................4
             D.    RISK FACTORS..............................................................................4
   ITEM 4.   INFORMATION ON THE COMPANY.....................................................................14
             A.    HISTORY AND DEVELOPMENT OF THE COMPANY...................................................14
             B.    BUSINESS OVERVIEW........................................................................16
             C.    ORGANIZATIONAL STRUCTURE.................................................................20
             D.    PROPERTY, PLANTS AND EQUIPMENT...........................................................20
   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................21
             A.    OPERATING RESULTS........................................................................26
             B.    LIQUIDITY AND CAPITAL RESOURCES..........................................................33
             C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES...........................................37
             D.    TREND INFORMATION........................................................................37
             E.    OFF-BALANCE SHEET ARRANGEMENTS...........................................................37
             F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS............................................37
   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................38
             A.    DIRECTORS AND SENIOR MANAGEMENT..........................................................38
             B.    COMPENSATION.............................................................................41
             C.    BOARD PRACTICES..........................................................................41
             D.    EMPLOYEES................................................................................46
             E.    SHARE OWNERSHIP..........................................................................48
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................52
             A.    MAJOR SHAREHOLDERS.......................................................................52
             B.    RELATED PARTY TRANSACTIONS...............................................................53
             C.    INTERESTS OF EXPERTS AND COUNSEL.........................................................53
   ITEM 8.   FINANCIAL INFORMATION..........................................................................53
             A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION..................................53
             B.    SIGNIFICANT CHANGES......................................................................54
   ITEM 9.   THE OFFER AND LISTING..........................................................................54
             A.    OFFER AND LISTING DETAILS................................................................54
             B.    PLAN OF DISTRIBUTION.....................................................................55

             C.    MARKETS..................................................................................55
             D.    SELLING SHAREHOLDERS.....................................................................55
             E.    DILUTION.................................................................................55
             F.    EXPENSE OF THE ISSUE.....................................................................55
   ITEM 10.  ADDITIONAL INFORMATION.........................................................................56
             A.    SHARE CAPITAL............................................................................56
             B.    MEMORANDUM AND ARTICLES OF ASSOCIATION...................................................56
             C.    MATERIAL CONTRACTS.......................................................................59
             D.    EXCHANGE CONTROLS........................................................................59
             E.    TAXATION.................................................................................59
             F.    DIVIDEND AND PAYING AGENTS...............................................................71
             G.    STATEMENT BY EXPERTS.....................................................................71
             H.    DOCUMENTS ON DISPLAY.....................................................................71
             I.    SUBSIDIARY INFORMATION...................................................................72
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS.....................................72
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................72
PART II.....................................................................................................72
   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................72
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................72
   ITEM 15.  CONTROLS AND PROCEDURES........................................................................73
   ITEM 16.  [RESERVED].....................................................................................73
   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT...............................................................73
   ITEM 16B. CODE OF ETHICS.................................................................................73
   ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.........................................................73
   ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE.....................74
   ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS......................74
PART III....................................................................................................74
   ITEM 17.  FINANCIAL STATEMENTS...........................................................................74
   ITEM 18.  FINANCIAL STATEMENTS...........................................................................75
   ITEM 19.  EXHIBITS.......................................................................................75

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial data for each of the fiscal year ended March 31, 2000, the nine-month period ended December 31, 2000, and the fiscal years ended December 31, 2001, 2002 and 2003 and as at March 31, 2000 and as at December 31, 2000, 2001, 2002 and 2003. The financial data in all of the periods other than the fiscal year ended March 31, 2000 and for the nine-month period ended December 31, 2000 and as at March 31, 2000 and December 31, 2000 and 2001 are derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this annual report. These consolidated financial statements have been audited by the firm of Somekh Chaikin, an independent public accounting firm in Israel, a member of KPMG International. The selected financial data for the fiscal year ended March 31, 2000 and the nine-month period ended December 31, 2000 and as at March 31, 2000 and December 31, 2000 and 2001 are derived from our audited financial statements not appearing in this annual report. Our consolidated financial statements have been prepared in accordance with Israeli GAAP, which vary in certain significant respects from U.S. GAAP, as described in Note 27 to the financial statements.

STATEMENT OF CONSOLIDATED OPERATIONS DATA:

                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                ADJUSTED NIS (DECEMBER 2003)                       INTO DOLLARS
                                             -------------------------------------------------------------------   ------------
                                                           NINE MONTHS
                                             YEAR ENDED      ENDED
                                              MARCH 31,      DEC. 31,                   YEAR ENDED DECEMBER 31,
                                             -----------   -----------   ------------------------------------------------------
                                                2000         2000(1)        2001           2002         2003           2003
                                             -----------   -----------   -----------   -----------   -----------   ------------
                                                                   (In thousands, except per share data)
Israeli GAAP:
Revenues..................................   NIS 106,312   NIS 107,616   NIS 119,920   NIS 108,035   NIS 108,303    $  24,732

Cost of revenues..........................       (89,212)      (78,173)     (101,335)     (106,458)     (102,643)     (23,440)
                                             -----------   -----------   -----------   -----------   -----------    ---------
Gross profit..............................        17,100        29,443        18,585         1,577         5,660        1,292
Research and development income
   (expenses), net........................          (250)         (356)         (398)         (116)           18            4
Selling, general and
   administrative expenses...............        (12,636)      (12,817)      (14,273)      (15,152)      (14,996)      (3,424)
Amortization of goodwill..................            --            --            --          (292)         (584)        (133)
                                             -----------   -----------   -----------   -----------   -----------    ---------
Operating income (loss)...................         4,214        16,270         3,914       (13,983)       (9,902)      (2,261)
Financial expenses, net...................        (1,951)       (1,192)       (1,799)       (1,443)       (2,989)        (683)
                                             -----------   -----------   -----------   -----------   -----------    ---------
Income (loss) before other income
   (expenses), net........................         2,263        15,078         2,115       (15,426)      (12,891)      (2,944)
Other income (expenses),
   net....................................        (5,343)           25           718           290           (20)          (5)
                                             -----------   -----------   -----------   -----------   -----------    ---------
Income (loss) before taxes on income......        (3,080)       15,103         2,833       (15,136)      (12,911)      (2,949)
Taxes on income...........................            --            --            --          (380)         (194)         (44)
                                             -----------   -----------   -----------   -----------   -----------    ---------
Net income (loss) after taxes on income...        (3,080)       15,103         2,833       (15,516)      (13,105)      (2,993)
Minority share in subsidiary's net loss
   (income)...............................            --            --            --          (198)          118           27
                                             -----------   -----------   -----------   -----------   -----------    ---------
Net income (loss)                            NIS  (3,080)  NIS  15,103   NIS   2,833   NIS (15,714)  NIS (12,987)   $  (2,966)
                                             ===========   ===========   ===========   ===========   ===========    =========
Basic and diluted earnings (loss) per NIS
   1 par value of the share capital(2)....   NIS   (1.06)  NIS    5.08   NIS    0.96   NIS   (5.36)  NIS   (3.61)   $   (0.82)
                                             ===========   ===========   ===========   ===========   ===========    =========
Total par value of shares used to compute
   basic and diluted net earnings (loss)
   per NIS 1 par value of share...........         2,948         2,980         2,932         2,932         3,569        3,569
                                             ===========   ===========   ===========   ===========   ===========    =========
U.S. GAAP:
Net income (loss)                            NIS  (3,080)  NIS  15,103   NIS   2,833   NIS (15,422)  NIS (12,403)   $  (2,833)
Basic earnings (loss)
   per share..............................         (0.65)         3.16          0.59         (3.16)        (2.54)       (0.58)
                                             ===========   ===========   ===========   ===========   ===========    =========
Weighted average number of shares
   used in basic EPS calculation..........         4,731         4,778         4,825         4,886         4,886        4,886
                                             ===========   ===========   ===========   ===========   ===========    =========
Diluted earnings (loss) per share.........   NIS   (0.65)  NIS    3.08   NIS    0.58   NIS   (3.16)  NIS   (2.54)   $   (0.58)
                                             ===========   ===========   ===========   ===========   ===========    =========
Weighted average number of shares
   used in diluted EPS calculation .......         4,731         4,903         4,884         4,886         4,886        4,886
                                             ===========   ===========   ===========   ===========   ===========    =========

----------
(1) The company changed its fiscal year beginning in fiscal 2000 to a year ending on December 31.
(2)  Ordinary shares of a par value of NIS 0.6 each

                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                ADJUSTED NIS (DECEMBER 2003)                       INTO DOLLARS
                                             -------------------------------------------------------------------   ------------
                                               AS AT
                                              MARCH 31,                            AS AT DECEMBER 31,
CONSOLIDATED BALANCE                         -----------   --------------------------------------------------------------------
SHEETS DATA:                                    2000        2000 (1)        2001          2002          2003          2003
                                             -----------   -----------   -----------   -----------   -----------   ------------
                                                                                    (In thousands)
Israeli GAAP:
Working capital (deficit).................   NIS  (1,999)  NIS   8,450   NIS   7,712   NIS  (4,521)  NIS (10,059)      $ (2,297)
Total assets..............................        80,759        95,376       106,570       105,831        88,624         20,238
Long-term liabilities excluding
   current maturities.....................        12,451        11,709        16,016        21,725        14,632          3,342
Shareholders' equity......................        27,428        42,692        46,094        30,919        19,397          4,429

US GAAP:
Total assets..............................   NIS  80,759   NIS  95,376   NIS 106,570   NIS 106,123   NIS  89,500       $ 20,438
Shareholders' equity......................        27,428        42,692        46,094        31,211        20,273          4,629

----------
(1) The company changed its fiscal year beginning in fiscal 2000 to a year ending on December 31.

EXCHANGE RATE INFORMATION

     The following tables sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in New Israeli Shekels per one dollar.

                                                                           AT PERIOD
PERIOD                                       AVERAGE (1)   HIGH     LOW       END
------------------------------------------   -----------   -----   -----   ---------
Twelve months ended March 31, 2000........     4.150       4.276   4.032      4.026
Twelve months ended December 31, 2000.....     4.069       4.170   4.008      4.041
Twelve months ended December 31, 2001.....     4.219       4.416   4.067      4.416
Twelve months ended December 31, 2002.....     4.736       4.994   4.437      4.737
Twelve months ended December 31, 2003.....     4.512       4.924   4.283      4.379

----------
(1) Calculated based on the average of the representative exchange rates on the last business day of each month during the relevant period.

PERIOD                                       HIGH     LOW
------------------------------------------   -----   -----
December 2003 ............................   4.441   4.352
January 2004..............................   4.483   4.371
February 2004.............................   4.493   4.437
March 2004................................   4.535   4.483
April 2004................................   4.599   4.515
May 2004..................................   4.634   4.555

At July 7, 2004, the representative rate of exchange was NIS 4.484 = $1.00, as published by the Bank of Israel.

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

RISKS RELATING TO OUR BUSINESS AND MARKET

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY NOT BE ABLE TO RETURN TO PROFITABLE OPERATIONS.

     In the year ended December 31, 2003 we recorded a net loss of NIS 13 million ($3.0 million) and at December 31, 2003 our accumulated deficit was NIS
80.6 million ($18.4 million). Although our management has adopted a plan to improve our profitability, which includes focusing on products with high margins, expanding our market to non-Israeli customers, mainly in Europe (with the support of our subsidiary in Germany) and the United States, and cost-cutting of production expenses, no assurance can be given that we will be able to return to profitability or maintain profitable operations thereafter.

RAPID CHANGES IN THE ISRAELI AND INTERNATIONAL ELECTRONICS INDUSTRIES AND RECESSIONARY PRESSURE MAY CONTINUE TO ADVERSELY AFFECT OUR BUSINESS.

     Our principal customers include manufacturers of defense and aerospace equipment, telecom and networking equipment, industrial equipment and medical equipment, as well as contract electronic manufacturers. These industry segments, as well as the electronics industry as a whole, are subject to rapid technological changes and products obsolescence. Discontinuance or modification of products containing PCBs manufactured by us could have a material adverse effect on us. In addition, the electronics industry, and more particularly the defense and aerospace industries, which accounted for approximately 41% of our sales in the fiscal year ended December 31, 2003, is subject to sharp economic cycles. Recessionary pressures and other events leading to excess production capacity or a general downturn in the electronics industry, as was experienced by us since 2001, have resulted in intensified price competition, reduced margins and a decrease in unit volume. As a result, our financial condition and results of operations have been adversely affected. There can be no assurance that the weak Israeli and International electronic market will not continue to adversely affect our operating results and financial condition.

BECAUSE COMPETITION IN THE PCB MARKET IS INTENSE, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED.

     The global PCB industry is highly fragmented and is intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. In Israel we mainly compete with PCB Technologies Ltd., Melta Ltd. and several smaller local PCB manufacturers as well as with major international PCB exporters mainly from the United States, Europe and Asia. Such exporters include Ruwel Werke GmbH, HannStar Board Corp., Vertex Precision Electronics Inc., Nan-Ya PCB Corp., Unitech Printed Circuit Corp., Tyco Printed Circuit Group and Dynamic Details Inc. Most of these competitors have significantly greater financial, technical and marketing resources than us. Since the second quarter of fiscal 2001, we have experienced increased price competition, particularly from our local competitors and to a lesser extent from U.S., European and Asian based PCB manufacturers, due to the continued recession in the international electronics industry, which has resulted in reduced demand for our products. During the last two years PCB manufacturers in the Far-East (mainly in China) made significant investments in their PCB production capacity, mainly for rigid PCBs. As a result of this increased production capacity, together with the continued recession in the international electronics industry, many PCB manufacturers in Europe and the United States ceased their production activities and our current competition is mainly from PCB manufacturers based in the Far-East, that have substantially lower production costs than us. Continued competitive pressures could cause us to lose market share. Since 2002, we have suffered from a significant price erosion that has had a material adverse affect on our operating results. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

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

     Our business involves highly complex manufacturing processes that are subject to periodic failure. Process failures have occurred in the past and have resulted in delays in product shipments. There is no assurance that process failures will not occur in the future. Further, our expenses are, in significant part, relatively fixed in the short-term. If revenue levels fall below expectations, our net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the expenses varies with our revenues. There can be no assurance that we will be able to be profitable on a quarterly or annual basis in the future. An ongoing pattern of cancellations, reductions in orders and delays could have a material adverse effect on our results of operations. Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Although we experienced revenue growth until 2001, we may not be able to generate increased revenues in the future.

WE MAY ENCOUNTER DIFFICULTY IN REALIZING THE POTENTIAL FINANCIAL OR STRATEGIC BENEFITS OF FUTURE BUSINESS ACQUISITIONS AND INVESTMENTS.

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

WE DEPEND ON OUR KEY CUSTOMERS AND THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A LOSS OF SIGNIFICANT AMOUNT OF OUR REVENUES.

     Our top ten customers accounted for 46% and 40.5% of our revenues in the fiscal years ended December 31, 2002 and December 31, 2003, respectively. During the fiscal year ended December 31, 2003, our principal customer accounted for 9.1% of our total revenues. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. There can be no assurance that our principal customers will continue to purchase products from us at current levels or that if we are unable to retain such customers we would be able to attract sufficient new business to compensate for their loss.

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

     As of December 31, 2003, we had revolving lines of credit aggregating NIS
13.7 million ($3.1 million) with our banks that will be available to us until at least June 30, 2005. The entire amount was outstanding of that date. As of December 31, 2003, we also had NIS 18.8 million ($4.3 million) of long-term loans. We cannot assure you that these credit facilities will remain available to us in the future. Furthermore, under certain circumstances our banks may require us to accelerate the repayment of our credit facilities. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets. Financial covenants in respect of our credit facilities and long-term loans require us to maintain the higher of shareholders' equity of not less than NIS 20.0 million ($4.6 million), or 20% of our balance sheet. For these purposes, shareholders' equity includes our outstanding convertible debenture note and excludes prepaid expenses. As of December 31, 2003, we were in compliance with such covenants. We cannot assure you that we will be able to be in compliance with such covenants in the future.

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

OUR OPERATING MARGIN MIGHT BE AFFECTED AS A RESULT OF PRICE CHANGES OF OUR PRINCIPAL RAW MATERIALS.

     Our suppliers decreased their prices in 2002 and 2003 for the principal raw materials, laminates and photo-chemical films that we use in the manufacture of PCBs. However, such decreases were partially offset by the devaluation of the NIS primarily against the U.S. dollar and the Euro. Based on the current trends of the raw materials market, we expect that our suppliers will increase their prices in 2004. Although to date our operating margin has not been significantly affected by such price changes and NIS devaluation, we cannot assure you that future price changes in raw materials will not materially affect our profitability.

WE MAY ENCOUNTER DIFFICULTIES WITH OUR INTERNATIONAL OPERATIONS AND SALES THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR SALES AND PROFITABILITY.

     We are based in Israel and Germany and generate a large percentage of our sales in Europe. Our sales in Europe in the fiscal year ended December 31, 2003 accounted for 28.5% of our revenues, half of which were generated in Germany. Our sales in Europe in the fiscal years ended December 31, 2002 and December 31, 2001 accounted for 19.9% and 19.4% of our revenues, respectively. In June 2002, we entered into an agreement to acquire 76% of Kubatronik, a privately held German PCB manufacturer. Although we intend to continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

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

     We may be adversely affected by fluctuations in currency exchange rates because our revenues and expenses are incurred in various currencies, primarily the NIS, U.S. dollar and the Euro. In the fiscal year ended December 31, 2001, we engaged in currency hedging transactions, hedging the Euro against the U.S. dollar and the NIS, in an attempt to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We did not engage in currency hedging transactions in 2002 and 2003, but have engaged a consulting company to advise us with regard to currency hedging measures in the future. There can be no assurance that we will enter into any hedging transactions in the future or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from sales and, consequently our business, operating results and financial condition.

IF WE ARE FOUND TO BE IN VIOLATION OF ENVIRONMENTAL LAWS, WE COULD BE LIABLE FOR DAMAGES AND COSTS OF REMEDIAL ACTIONS, WHICH MAY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

     We use certain materials in our manufacturing processes that are classified as hazardous substances. Proper waste disposal and environmental regulations are major considerations for PCB manufacturers because metals and chemicals classified as hazardous substances are used in the manufacturing process. We believe we are substantially in compliance with all material environmental laws and regulations. Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards. If, in the future, we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions and could also be subject to revocation of permits necessary to conduct our business or any part thereof. Any such revocation could require us to cease production, which could have a material adverse effect on our financial condition and results of operations. We are also subject to laws relating to the storage, use and disposal of hazardous materials, as well as air quality regulations. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. For example, environmental regulations enacted in Israel in September 2000, provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption. Moreover, according to the same regulations, manufacturing plants are required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, a plant will have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. Since 1996 we have undertaken various actions to reduce the use of water in our manufacturing facilities, which resulted in a reduction of approximately 67% in our water consumption. In order to achieve additional water conservation, we may have to invest in a water recycling system. We believe that we will be in compliance with the September 2000 regulations on a timely basis, but no assurance can be given that we will be successful in our efforts.

RISK FACTORS RELATED TO OUR ORDINARY SHARES

OUR SHARE PRICE HAS BEEN VOLATILE IN THE PAST AND MAY CONTINUE TO BE SUSCEPTIBLE TO SIGNIFICANT MARKET PRICE AND VOLUME FLUCTUATIONS IN THE FUTURE.

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

RISKS RELATING TO OUR OPERATIONS IN ISRAEL

CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

     We are incorporated under the laws of, and our offices and our production facilities are located in, the State of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATION OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

     Many of our directors, officers and employees are obligated to perform up to 38 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

ECONOMIC CONDITIONS IN ISRAEL.

     In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations have been adversely affected by the economic conditions in Israel and could be further affected if such conditions continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

OUR RESULTS OF OPERATIONS MAY BE HARMED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NIS AGAINST THE U.S. DOLLAR AND THE EURO.

     In the fiscal years ended December 31, 2002 and 2003 approximately 46% and 48%, respectively, of our expenses were in U.S. dollars, Euros, dollar-linked NIS or Euro-linked NIS and virtually most of the remaining expenses were in non-linked NIS. Our expenses, which are denominated in U.S. dollars and Euros or paid in Israeli currency linked to the dollar-NIS exchange rate and the Euro-NIS exchange rate, are influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar and the Euro. We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, our dollar and Euro costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar and the Euro, or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against foreign currencies, generally reflecting inflation rate differentials. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

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

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT AN ACQUISITION OF US, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

     Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY ISRAELI LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES OF SHAREHOLDERS UNDER U.S. LAW.

     We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

ITEM 4.   INFORMATION ON THE COMPANY

     A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated under the laws of the State of Israel on January 1, 1970. We are a public limited liability company under the Israeli Companies Law 5759-1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva 49101, Israel, and our telephone number is 972-3-939-5025. Our address on the Internet is www.eltekglobal.com. The information on our website is not incorporated by reference into this annual report.

     We manufacture and supply technologically advanced circuitry solutions for use in sophisticated and compact electronic products. We provide specialized services and are a solution provider in the PCB business, mainly in Israel and in Europe. PCBs are platforms that conduct electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications.

     We design and develop innovative manufacturing solutions pursuant to complex interconnect requirements of original equipment manufacturers, and provide our customers with a wide range of custom designed PCBs, including complex rigid, double-sided and multi-layer PCBs as well as flexible circuitry (flex and flex-rigid boards) made of glass epoxy and high-performance substrates. To complement our quick-turnaround, prototype, pre-production and low to medium volume production capability and provide our customers with single source service, we also act as an agent for the importation of PCBs from the Far East when customers require high volume production runs.

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

     In 2003, we continued to focus on the sale of flex-rigid, high density interconnect (HDI) and special different base materials PCBs. Such products accounted for approximately $12.7 million or 52% of our total sales in the fiscal year ended December 31, 2003 as compared to $12.0 million or 49% of our total sales in the fiscal year ended December 31, 2002.

     In June 2002, we acquired 76% of Kubatronik, a privately held German PCB manufacturer, for approximately 2.6 million Euros. The remaining 24% of Kubatronik is held by Mr. Alois Kubat, its founder. Kubatronik specializes in manufacturing short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment and computer and data storage equipment as well as contract electronic manufacturers. This acquisition facilitated our entry into the German market, while complementing our existing relationships throughout the rest of Europe. We believe that this acquisition will continue to provide us additional sales and marketing channels. In July 2003 we appointed a new General Manager for Kubatronik and in October 2003, Mr. Kubat retired from Kubatronik. For further information concerning our capital expenditures in 2003 see Item 4D. "Information on the Company -- Property, Plants and Equipment."

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

     o FLEXIBLE OR FLEX-RIGID PCBS. Flexible boards are thin, light-weight circuits used to interconnect other circuit boards and electronic devices within electronic equipment. They are composed of several rigid parts (at least two) connected by flexible layers which are a part of the PCB itself. They generally range from two to thirty-two layers. Flex-rigid boards provide solutions for electronic systems that impose space and shape restrictions and for systems in which reliability of connectivity is crucial. These products are often found in military applications (primarily avionics), medical and measurement equipment and the automotive industry, among other uses.

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

MANUFACTURING AND ENGINEERING PROCESSES

     In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness. During the five years ended December 31, 2003, we invested approximately $13.5 million for these purposes (not including the investments of Kubatronik).

     MANUFACTURING CAPABILITIES. We have the capability to manufacture PCBs with layer counts in excess of 30 layers, blind and buried vias and designs using materials as thin as 0.002 inches. We established our HDI advanced capabilities after a two-year period of research and development, followed by a significant investment in HDI production capacity. As of August 31, 2000, we began to supply HDI products to selected customers. We are able to produce short runs of five to thirty PCBs within three to five working days, a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits. In the fiscal year ended December 31, 2003, approximately 64% of our manufactured products were ordered for delivery in less than 20 working days, of which approximately 15% were ordered for delivery within six to ten working days and approximately 9% in less than five working days.

     COMPUTER AIDED DESIGN/COMPUTER AIDED MANUFACTURING. We utilize a state-of-the-art computer aided design system of Frontline Ltd., an Israeli based company jointly owned by Orbotech Ltd. and Valor Ltd., and can receive computer aided design data by electronic data transmission. Our computer aided design workstations perform design rule checks on transmitted designs, incorporate any customer-specific design modifications and perform manufacturability enhancements that increase PCB quality.

     ADVANCED FINISHING CAPABILITIES FOR DENSE PACKAGING DESIGNS. We provide a wide assortment of alternative surface finishes, including hot air solder leveling, electroless gold over nickel, tin immersion, silver immersion and Entek, which is produced by Enthone-Omi Inc., for the attachment of components to PCBs.

     OTHER ADVANCED PROCESS CAPABILITIES. We provide fabrication of dense multi-layer PCBs. We use advanced inner-layer production line pressing, drilling equipment and clean room environments to produce technologically advanced products.

     QUALITY STANDARDS. Our quality management system has been ISO 9001:2000 certified since July 2002 (and prior to such date, was ISO 9002 certified since January 1995). This certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards. We have obtained United States Department of Defense Qualified Product List, or QPL, approval (MIL-PRF-55110F and MIL-P-50884D) for our products. Since 1976 our Glass Epoxy (FR4) Boards have had UL approval.

SALES, CUSTOMERS AND MARKETING

     SALES. In the fiscal year ended December 31, 2001, December 31, 2002 and December 31, 2003, the primary industries for which we produced PCBs were defense and aerospace equipment (39%, 42% and 41% of production, respectively), telecom and networking equipment (22%, 20% and 24% of production, respectively), industrial equipment (8%, 9% and 13% of production, respectively) and medical equipment (22%, 20% and 10% of production, respectively) as well as for contract electronic manufacturers (4%, 6% and 6% of production, respectively).

     CUSTOMERS. During the fiscal year ended December 31, 2003, we provided PCBs to approximately 260 customers in Israel and approximately 250 customers outside of Israel (including Kubatronik's customers). Our customers outside of Israel are located primarily in Germany and the Scandinavian countries. Sales to non-Israeli customers increased from $5.7 million (20.6% of revenues) in the fiscal year ended December 31, 2001 to $6.0 million (24.2% of revenues) in the fiscal year ended December 31, 2002 to $8.2 million (33% of revenues) in the fiscal year ended December 31, 2003.

     In the fiscal years ended December 31, 2001, 2002 and 2003, our principal customer accounted for 12.2%, 8.5% and 9.1% of our sales, respectively. Our ten largest customers accounted for 54.4%, 46% and 40.5% of our sales in the fiscal years ended December 31, 2001, 2002 and 2003, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

     MARKETING. We market and sell our products primarily through our direct sales staff located in Israel, which currently consists of six sales personnel. The marketing of our products in Europe is generally performed by Kubatronik and our sales agent in Sweden. In 2003 we continued our marketing efforts in the United States in order to increase the demand for our flex rigid and HDI PCBs. We currently market our products in the United States through a sales manger who is supported by four representatives. In June 2002, we signed an agreement to purchase 76% of Kubatronik, which acquisition facilitated our entry into the German market while complementing our existing relationships throughout the rest of Europe. In July 2003, we appointed a new General Manager for Kubatronik who has significant experience in marketing and technology with respect to flex-rigid PCBs. In 2001, we initiated marketing efforts in India through a local sales agent. We also maintain an internal sales and customer service support system that works with our outside sales personnel to initiate, promote and maintain our relationships with customers.

     Our strategy is to focus on the high end of the PCB market, mainly in flex-rigid PCBs, in which margins are significantly better. We also initiated a program to upgrade our processes by implementing high-quality standards, employee training and special training activities for clients. We are expanding our export marketing efforts in Europe, mainly in Germany as well as in the United States. Marketing efforts include the distribution of promotional items, seminars for engineers, technical information supplied to business publications and participation in trade shows and industry conferences.

MATERIALS AND SUPPLIES

     The materials used in the manufacture of PCBs are primarily laminates (copper clad, with an isolating core separating them), photo-chemical films, chemicals and inks. Most of the materials we use are manufactured in Europe. A majority of the materials are purchased directly from the manufacturer, while others are purchased from local distributors.

     Although we use a select group of suppliers, the materials used to manufacture PCBs generally are readily available from multiple suppliers. After an increase in prices in 2001, our suppliers decreased their prices in 2002 and 2003 for the principal raw materials we use in the manufacture of PCBs. However, such decrease was partially offset by the devaluation of the NIS primarily against the U.S. Dollar and the Euro. Based on the current trends of the raw materials market, we expect that our suppliers will increase their prices in 2004. Although to date our profitability has not been significantly affected by such price changes and NIS devaluation, we cannot assure you that future price changes in raw materials will not materially affect our profitability.

COMPETITION

     The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue. In Israel, we principally compete with P.C.B. Technologies Ltd., Melta Ltd. and several smaller local PCB manufacturers, as well as with major PCB exporters from the United States, Europe and Asia. Such exporters include Ruwel Werke GmbH (Germany), HannStar Board Corp. (Taiwan), Vertex Precision Electronics Inc. (Taiwan), Nan-Ya PCB Corp. (Taiwan), Unitech Printed Circuit Corp. (Taiwan), Tyco Printed Circuit Group (U.S.), and Dynamic Details Inc. We compete principally in the market for complex, rigid multi-layer PCBs. Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights. Since the second quarter of fiscal 2001, we have experienced increased price competition particularly from our local competitors and to a lesser extent from U.S., European and Asian based PCB manufacturers, due to continued recession in the international electronics industry, which has resulted in reduced demand for our products. During the last two years PCB manufacturers in the Far-East (mainly in China) have made significant investments in their PCB production capacity, mainly for rigid PCBs. As a result of this increased production capacity, together with the continued recession in the international electronics industry, many PCB manufacturers in Europe and the United States ceased their production activities and our current competition is mainly from PCB manufacturers based in the Far-East, that have substantially lower production costs than us. Price competition as well as increased PCB production capacity in the Far-East, negatively affected our revenues in the fiscal year ended December 31, 2002 and 2003. Continued competitive pressures could cause us to lose market share. Currently we are suffering from a significant price erosion that has had a material adverse affect on our operating results.

ENVIRONMENTAL MATTERS

     Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

     PCB manufacturing requires the use of metals and chemicals classified as hazardous substances. Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems. Environmental regulations enacted in Israel in September 2000 provide that a company, which is found discharging water containing contaminates, will be liable to pay quadruple the amount normally charged for its water consumption. We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities. We believe the waste treatment systems at our facilities are substantially in compliance with all material applicable environmental laws and regulations. There is no assurance, however, that violations will not occur in the future. We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial. According to the September 2000 regulations, manufacturing plants are required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, an owner of a plant would have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. Since 1996, we have undertaken various actions to reduce the use of water in our manufacturing facilities, which resulted in a reduction of approximately 67% in our water consumption. In order to achieve additional water conservation, we may have to invest in a water recycling system. We believe that we will be in compliance with the September 2000 regulations on a timely basis , but no assurance can be given that we will be successful in our efforts.

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

C.   ORGANIZATIONAL STRUCTURE

     In June 1999 we established Eltek Europe Ltd., as a wholly owned subsidiary incorporated in the United Kingdom, to manage our marketing activities in Europe. Since July 31, 2002, Eltek Europe Ltd. is inactive and the marketing activities in Europe are currently managed from Israel and Germany.

     In May 2002 we established En-Eltek Netherlands 2002 B.V., a wholly owned subsidiary incorporated in the Netherlands, in connection with our acquisition of a 76% interest in Kubatronik. Kubatronik is a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment and computer and data storage equipment as well as contract electronic manufacturers. Mr. Alois Kubat, Kubatronik's founder, holds the remaining 24% interest in such company. See Item 5B. "Operating and Financial Review and Prospects -Liquidity and Capital Resources."

D.   PROPERTY, PLANTS AND EQUIPMENT

LEASED FACILITIES

     Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel. The lease for our facilities expires in December 31, 2011. A lease for an adjoining 10,000 square feet parking area expires on December 31, 2006. In the fiscal year ended December 31, 2003, we paid NIS 2.5 million ($582,000) in rent for these premises.

     Kubatronik's executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany. The lease for their facilities expires in June 30, 2008. A lease for an adjoining 8,000 square feet parking area expires on December 31, 2010. In the fiscal year ended December 31, 2003, Kubatronik paid NIS 479,000 ($109,000) in rent for these premises.

LEASED EQUIPMENT

     We lease manufacturing equipment from Orbotech Ltd. under two operating lease agreements, pursuant to which as of December 31, 2003 we are obligated to pay a total amount of NIS 4.3 million ($976,000), through June 2008. Our monthly lease expense under these two agreements is approximately NIS 83,000 ($19,000), linked to the U.S. dollar.

     We lease additional manufacturing equipment under an operating lease agreement, pursuant to which as of December 31, 2003, we are obligated to pay a total of NIS 670,000 ($153,000). The agreement will expire on October 31, 2005.

     Kubatronik leases manufacturing equipment under an operating lease agreement, pursuant to which as of December 31, 2003 Kubatronik is obligated to pay a total of 48,000 Euros ($58,000). The agreement will expire on May 31, 2005.

INVESTMENT IN EQUIPMENT AND INFRASTRUCTURE

     In July 2000, we adopted a plan pursuant to which we invested approximately $7.0 million over a two-year period to purchase equipment and facilities in order to create the capacity and capability to offer our customers HDI products. As part of this investment, we purchased and leased several key machines, including a laser drilling system for microvia holes and a laser direct imaging system for transferring conductor images as narrow as 2 mils, upgraded our plating lines for enhanced capacity and capability, and acquired a vacuum press, flying probe electrical testers, an automated optical inspection system, an exposure system, a laser plotter and horizontal line for black oxide substitution using the Alpha Prep process. We completed this investment plan in 2002.

     In 2003, we invested NIS 3.8 million ($867,000) in capital expenditures. Almost all of our capital expenditures were allocated to the purchase of production and manufacturing equipment (mainly for Kubatronik) in the amount of NIS 3.0 million ($682,000) and leasehold improvements in the amount of NIS 607,000 ($139,000).

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements.

CRITICAL ACCOUNTING POLICIES

     We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

     The significant accounting policies described in Note 2 of our consolidated financial statements, which we believe to be most important to fully understand and evaluate our financial condition and results of operation under generally accepted accounting principles, are discussed below.

     Our financial statements have been prepared in accordance with Israeli GAAP, which vary in certain significant respects from U.S. GAAP, as described in
Note 27 to the financial statements.

     FINANCIAL STATEMENTS IN ADJUSTED ISRAELI CURRENCY

     We present our consolidated financial statements on the basis of the NIS, adjusted for the changes in the general purchasing power of the Israeli currency. Such adjustments are in accordance with opinions of the Institute of Certified Public Accountants in Israel. The adjusted values of non-monetary assets does not purport to reflect their fair value but rather their historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency. The meaning of the term "cost" in our financial statements is "adjusted cost."

     Comparative figures were adjusted on the basis of the Israeli consumer price index, or the CPI, published for December 31, 2003.

     Non-monetary assets, liabilities and shareholders' equity (such as inventories, fixed assets and share capital) in our balance sheet have been adjusted for changes in the CPI between the month the transaction occurred and December 2003.

     Monetary assets and liabilities are presented at their nominal value. Comparative figures were adjusted on the basis of the CPI published for December 2003.

     In our statement of operations income and expense items related to non-monetary items (such as depreciation and changes in inventories), or to allowances that have been established in the balance sheet (such as accruals for severance obligations and vacation pay) have been adjusted for changes in the CPI for the related balance sheet item. Other income and expense items, except for finance income and expenses, net, have been adjusted for changes in the CPI between the month the transaction occurred and December 2003. The financing component in our statement of operations represents financing income and expenses in real terms, as well as the affects of inflation on monetary items during the period. The amount of gain or loss resulting from the affects of inflation on monetary assets and liabilities is included as part of financing income or expenses.

     The adjustment of our consolidated financial statements for changes in the CPI will be discontinued starting as of January 1, 2004.

     The financial statements of En Eltek Netherlands 2002 B.V. and Kubatronik were translated from Euros into NIS according to the exchange rate prevailing on December 31, 2003 (Euro 1 = NIS 5.5331) and have been consolidated with our financial statements. The influence of the changes in the exchange rates between December 31, 2002 and December 31, 2003 on the balance sheet items are included in the capital reserve for cumulative foreign currency translation adjustments.

     INVENTORIES

     Inventories are recorded at the lower of cost or market value. The cost of raw materials is determined on a moving average basis. The cost of work-in process and completed products is determined on a direct production cost, plus allocated indirect expenses, all of which are on an average basis. If actual market conditions are less favorable than those projected by us or if there is no future demand for part or all of our inventories, we will need to write-off the affected inventories. This could result in an increase of our operating expenses. At December 31, 2003, our inventories amounted to NIS 13.2 million ($3.0 million).

     FIXED ASSETS

     Assets are recorded at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation range from 5% to 33% per year. Under Israeli GAAP, in accordance with Standard No. 15, certain procedures must be applied in order ensure that our fixed assets in our consolidated balance sheet are not presented at an amount which is in excess of our recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of our fixed assets. If in the future the carrying value of our fixed assets do not meet the requirements of Standard No. 15, we may be required to accelerate the depreciation or write-off part of our fixed assets. This could result in an increase of our operating expenses. At December 31, 2003, our fixed assets amounted to NIS 43.4 million ($9.9 million).

     GOODWILL

     Our goodwill as of December 31, 2003 is the surplus of our investment in Kubatronik over the acquired part of its shareholder's equity. Under Israeli GAAP, goodwill is amortized on a straight-line basis over 10 years. Under U.S. GAAP, goodwill is no longer amortized but evaluated for impairment in accordance with SFAS No. 142. If our future revenues, operating expenses or other assumptions made in order to determine fair value of goodwill are less favorable than our estimates, we may be required to accelerate the amortization or write-off the goodwill associated with the Kubatronik acquisition. At December 31, 2003, such goodwill amounted to NIS 5.0 million ($1.1 million).

RECENT ACCOUNTING PRONOUNCEMENTS

     RECENT ACCOUNTING PRONOUNCEMENTS IN ISRAEL

     In October 2001, the Israel Accounting Standards Board, or IASB published the following two new standards:

     Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements for Inflation". According to this standard, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will cease as of January 1, 2003.

     In December 2002, the IASB published Standard No. 17, which determines that the implementation of Standard No. 12 will be postponed to January 1, 2004. Accordingly, the adjustment of the financial statements will be discontinued starting January 1, 2004. Until December 31, 2003, we prepared adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel , or ICPAI. The adjusted amounts included in the financial statements as at December 31, 2003 will serve as the starting point for nominal financial reporting starting from January 1, 2004.

     The application of Accounting Standard No. 12 is liable to have a material effect on our reported business results. The extent of the effect of the implementation of this Standard depends on the rate of inflation, the composition of our assets and financing resources.

     Accounting Standard No. 13, "The Effects of Changes in Exchange Rates of Foreign Currency". The Standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation. The Standard replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect as mentioned above, and will take effect on January 1, 2004. The extent of its effect will depend on the rate of inflation and changes in exchange rates.

     In March 2004, IASB published Accounting Standard No. 20 on the goodwill Amortization Period, or Standard No. 20. Standard No. 20 provides that goodwill will be amortized methodically, over its useful life. The amortization period must reflect the best estimate of the period in which the entity expects to derive future economic benefit from the goodwill. The amortization period shall not exceed 20 years from the first date of recognition. Standard No. 20 will apply to financial statements for periods beginning on or after January 1, 2004. The change in the amortization period of goodwill balances as of January 1, 2004 will be treated as a prospective change in our estimates. Goodwill balances will be amortized methodically, over the balance of the period remaining until the end of the prescribed amortization period. We are evaluating the implications of the Standard No. 20, but are unable, at this stage, to estimate the effect of such Standard on our financial statements.

     RECENT ACCOUNTING PRONOUNCEMENTS IN THE UNITED STATES

     In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables", or EITF 00-21, on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF 00-21 in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis,
(2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration.

     The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 did not have an impact on our consolidated financial statements.

     On May 15, 2003, Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For certain financial instruments this Statement will be effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We do not have any instruments that are within the scope of this Statement.

     In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", or FIN 46, which interprets the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", or ARB 51, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk. FIN 46(R) explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46(R) also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosures requirements for the primary beneficiary.

     All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46(R) immediately. Public entities with a variable interest in variable interest entities created before February 1, 2003 shall apply the provisions of FIN 46 no later than the first interim or annual reporting period beginning after December 15, 2003. The adoption of FIN 46(R) did not have an impact on our consolidated financial statements.

A.   OPERATING RESULTS

     The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

                                                    FISCAL YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                       2001    2002    2003
                                                       -----   -----   -----
          Revenues...............................      100.0%  100.0%  100.0%
          Cost of revenues.......................      (84.5)  (98.5)  (94.8)
                                                       -----   -----   -----
          Gross profit...........................       15.5     1.5     5.2
          Research and development costs,  net...       (0.3)   (0.1)      *
          Selling, general and administrative
             expenses............................      (11.9)  (14.0)  (13.8)
          Amortization of goodwill                         -    (0.3)   (0.5)
                                                       -----   -----   -----
          Operating income (loss)................        3.3   (12.9)   (9.1)
          Financial expenses, net................       (1.5)   (1.4)   (2.8)
          Other income (expenses), net...........        0.6     0.3       *
                                                       -----   -----   -----
          Income (loss) before taxes on income...        2.4   (14.0)  (11.9)
          Taxes on income........................         --    (0.4)   (0.2)
                                                       -----   -----   -----
          Income (loss) after taxes on income            2.4   (14.4)  (12.1)
             Minority share in subsidiary's net
             (income) loss.......................         --    (0.2)    0.1
                                                       -----   -----   -----
          Net income (loss)......................        2.4%  (14.6)  (12.0)
                                                       =====   =====   =====

          * Less than 0.1%

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2002

     REVENUES. Revenues slightly increased to NIS 108.3 million ($24.7 million) in the fiscal year ended December 31, 2003 from NIS 108 million ($24.7 million) in the fiscal year ended December 31, 2002. The increase in revenues primarily reflects the inclusion of 12 months of Kubatronik's revenues in 2003 compared to approximately seven months in 2002. The increase was offset by the decrease in local market revenues. We believe that our revenues will increase slightly in 2004.

     COST OF REVENUES. Cost of revenues decreased by 3.6% to NIS 102.6 million ($23.4million) in the fiscal year ended December 31, 2003 from NIS 106.5 million ($24.3 million) in the fiscal year ended December 31, 2002. The decrease in cost of revenues as a percentage of revenues primarily reflects the reduction in raw material usage, reduced payroll expenses and the influence of the high margins obtained by Kubatronik. We believe that our cost of revenues as a percentage of revenues will decrease slightly in 2004.

     GROSS PROFIT. Gross profit increased by 259% to NIS 5.7 million ($1.3 million) in the fiscal year ended December 31, 2003 from NIS 1.6 million ($360,000) in the fiscal year ended December 31, 2002. The increase in gross profits as a percentage of revenues primarily reflects the cost-cutting actions that were undertaken to improve our profitability and the increased contribution by Kubatronik. We believe that our gross profit as a percentage of revenues will increase slightly in 2004.

     RESEARCH AND DEVELOPMENT INCOME (EXPENSES), NET. We generally do not engage in research and developments efforts. During the years 1999 to 2001, we were a member of a consortium of companies operating in the electronic equipment industry that engaged in research and development under the supervision of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the Chief Scientist.. The consortium ended its activities as of July 31, 2001. Unapproved reimbursements from the Chief Scientist relating to our research and development expenses arising from our participation in the consortium were debited in 2001 in the amount of NIS 116,000 ($26,000) and were included in our research development expenses in 2002. In 2003, after the consortium had been discontinued, a surplus amount of money was distributed among its members. We received NIS 18,000 ($4,000) from the distribution that was recorded as income in 2003.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased by 1.0% to NIS 15.0 million ($3.4 million) in the fiscal year ended December 31, 2003 from NIS 15.2 million ($3.5 million) in the fiscal year ended December 31, 2002. The decrease reflects the cost-cutting actions that were undertaken to improve our profitability. The decrease was partially offset by the inclusion of a full year of Kubatronik's expenses in 2003 compared to approximately seven months in 2002.

     AMORTIZATION OF GOODWILL. Amortization of goodwill increased by 100% to NIS 584,000 million ($133,000) in the fiscal year ended December 31, 2003 from NIS 292,000 ($67,000) in the fiscal year ended December 31, 2002. The increase reflects 12 months of goodwill amortization in the year ended December 31, 2003 as compared to approximately seven months in the year ended December 31, 2002.

     OPERATING LOSS. As a result of the foregoing, we had an operating loss of NIS 9.9 million ($2.3 million) in fiscal year ended December 31, 2003 compared to an operating loss of NIS 14.0 million ($3.2 million) in fiscal year ended December 31, 2002.

     FINANCIAL EXPENSES, NET. Financial expenses, net increased to NIS 3.0 million ($683,000) in the fiscal year ended December 31, 2003 from NIS 1.4 million ($330,000) in the fiscal year ended December 31, 2002. The increase primarily reflects the impact of the deflation in Israel during the fiscal year ended December 31, 2003 as compared to the 6.5% rate of inflation in the fiscal year ended December 31, 2002.

     OTHER INCOME (EXPENSES), NET. We had other expenses, net of NIS 20,000 ($5,000) in the fiscal year ended December 31, 2003 as compared to other income net of NIS 290,000 ($66,000) in the fiscal year ended December 31, 2002.

     TAXES ON INCOME. We recorded taxes on income of NIS 194,000 ($44,000) in the fiscal year ended December 31, 2003 as compared to NIS 380,000 ($87,000) in the fiscal year ended December 31, 2002. The decrease primarily reflects the net loss of Kubatronik in the fiscal year ended December 31, 2003, as a result of which Kubatronik recorded a tax benefit in 2003 of NIS 159,000 ($36,000) that was partially offset by taxes incurred by En-Eltek Netherlands 2002 B.V. in 2003 on dividends distributed by Kubatronik in 2002.

     MINORITY SHARE IN SUBSIDIARY'S NET LOSS (INCOME). Minority share in subsidiary's net loss (income) reflects the minority's interest of NIS 118,000 ($27,000) in Kubatronik's net loss in the fiscal year ended December 31, 2003 as compared to the minority interest of NIS 198,000 ($45,000) in Kubatronik's net income for the period beginning on the date of acquisition and ended December 31, 2002.

     NET LOSS. As a result of the foregoing, we incurred a net loss of NIS 13.0 million ($3.0 million) in the fiscal year ended December 31, 2003 as compared to a net loss of NIS 15.7 million ($3.6 million) in the fiscal year ended December 31, 2002.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2001

     REVENUES. Revenues decreased by 10% to NIS 108 million ($24.7 million) in the fiscal year ended December 31, 2002 from NIS 119.9 million ($27.4 million) in the fiscal year ended December 31, 2001. The decrease in revenues primarily reflects the recession in the local and international electronics industry which resulted in reduced demand for our products and price reductions. The decrease in revenues was partially offset by the consolidation of Kubatronik's sales since June 2002 in the amount of NIS 7.5 million ($ 1.7 million).

     COST OF REVENUES. Cost of revenues increased by 5.1% to NIS 106.5 million ($24.3 million) in the fiscal year ended December 31, 2002 from NIS 101.3 million ($23.1 million) in the fiscal year ended December 31, 2001. The increase in cost of revenues as a percentage of revenues primarily reflects the increased price competition and reduced margins.

     GROSS PROFIT. Gross profit decreased by 91.5% to NIS 1.6 million ($360,000) in the fiscal year ended December 31, 2002 from NIS 18.6 million ($4.2 million) in the fiscal year ended December 31, 2001, reflecting the recession in the local and international electronics industry which resulted in reduced demand for our products, price reductions and reduced margins.

     RESEARCH AND DEVELOPMENT EXPENSES, NET. Research and development expenses, net decreased by 70.9% to NIS 116,000 ($26,000) in the fiscal year ended December 31, 2002 from NIS 398,000 ($91,000) in the fiscal year ended December 31, 2001. Unapproved reimbursements of NIS 116,000 ($26,000) from the Chief Scientist relating to research and development expenses that we incurred as a member of the consortium were debited in 2001 and included in research development expenses in 2002.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 6.2% to NIS 15.2 million ($3.5 million) in the fiscal year ended December 31, 2002 from NIS 14.3 million ($3.3 million) in the fiscal year ended December 31, 2001. The increase reflects the consolidation of Kubatonik's selling, general and administrative expenses since June 2002 in the amount of NIS 1.4 million ($312,000).

     AMORTIZATION OF GOODWILL. Amortization of goodwill amounted to NIS 292,000 ($67,000) in the fiscal year ended December 31, 2002 as a result of our investment in Kubatronik on June 10, 2002.

     OPERATING INCOME (LOSS). As a result of the foregoing we had an operating loss of NIS 14.0 million ($3.2 million) in fiscal year ended December 31, 2002 compared to operating income of NIS 3.9 million ($894,000) in the fiscal year ended December 31, 2001.

     FINANCIAL EXPENSES, NET. Financial expenses, net decreased to NIS 1.4 million ($330,000) in the fiscal year ended December 31, 2002 from NIS 1.8 million ($411,000) in the fiscal year ended December 31, 2001. The decrease mainly reflects the inflationary erosion of our net liabilities and income that increased as a result of the devaluation of the NIS against the dollar and the Euro. This decrease was partially offset by an increase in our interest expenses for long-term and short-term credits.

     OTHER INCOME, NET. We had other income net of NIS 290,000 ($66,000) in the fiscal year ended December 31, 2002 as compared to NIS 718,000 ($164,000) in the fiscal year ended December 31, 2001. Our other income in the year ended December 31, 2002 was mainly attributable to capital gains, recognized from the disposal of fixed assets, which was partially offset by a provision for customer indemnification that we recorded in the fiscal year ended December 31, 2002.

     TAXES ON INCOME. Taxes on income in the fiscal year ended December 31, 2002 are due to income of our German subsidiary and dividend income that we received from it.

     MINORITY SHARE IN SUBSIDIARY'S NET INCOME. Minority share in subsidiary's net income reflects the minority's interest of NIS 198,000 ($45,000) in Kubatronik's net income.

     NET INCOME(LOSS). As a result of the foregoing, we incurred a net loss of NIS 15.7 million ($3.6 million) in the fiscal year ended December 31, 2002 as compared to a net income of NIS 2.8 million ($647,000) in the fiscal year ended December 31, 2001.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly financial information in NIS and expressed as a percentage of revenues for each of our last eight quarters. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods. Since June 2002 Kubatronik's financial statements have been consolidated with our financial statements.

                                                               QUARTER ENDED (UNAUDITED)
                                     -----------------------------------------------------------------------------
                                                     2002                                    2003
                                     -------------------------------------   -------------------------------------
                                     MAR. 31   JUN. 30   SEP. 30   DEC. 31   MAR. 31   JUN. 30   SEP. 30   DEC. 31
                                     -------   -------   -------   -------   -------   -------   -------   -------
                                                                 (NIS IN THOUSANDS)
                                     -----------------------------------------------------------------------------
ISRAELI GAAP:
Revenues..........................    27,485    27,782    25,426    27,342    28,076    25,496    27,085    27,646
Cost of revenues..................   (25,165)  (25,601)  (26,742)  (28,950)  (26,882)  (24,367)  (25,076)  (26,318)
                                     -------   -------   -------   -------   -------   -------   -------   -------
Gross profit (loss)...............     2,320     2,181    (1,316)   (1,608)    1,194     1,129     2,009     1,328
Research and development
   Income (expenses), net.........         -      (116)        -         -        18         -         -         -
Selling, general and
   administrative expenses........    (3,304)   (3,625)   (3,913)   (4,310)   (4,088)   (3,519)   (3,814)   (3,575)
Amortization of goodwill..........         -         -      (155)     (137)     (127)     (127)     (153)     (177)
                                     -------   -------   -------   -------   -------   -------   -------   -------
Operating loss....................      (984)   (1,560)   (5,384)   (6,055)   (3,003)   (2,517)   (1,958)   (2,424)
Financial income (expenses),
   net............................      (167)      484    (1,064)     (696)     (473)       28    (1,429)   (1,115)

Other income (expenses), net......         8         -       (15)      297         5        24       134      (183)
                                     -------   -------   -------   -------   -------   -------   -------   -------
Loss before taxes on income.......    (1,143)   (1,076)   (6,463)   (6,454)   (3,471)   (2,465)   (3,253)   (3,722)
Taxes on income...................         -        45      (140)     (285)     (126)      (58)       83       (93)
                                     -------   -------   -------   -------   -------   -------   -------   -------

Loss after taxes on income........    (1,143)   (1,031)   (6,603)   (6,739)   (3,597)   (2,523)   (3,170)   (3,815)

Minority share in  subsidiary's
   net loss (income)..............         -       (59)      (58)      (81)      (46)      (22)       31       155
                                     -------   -------   -------   -------   -------   -------   -------   -------
Net loss..........................    (1,143)   (1,090)   (6,661)   (6,820)   (3,643)   (2,545)   (3,139)   (3,660)
                                     =======   =======   =======   =======   =======   =======   =======   =======

                                                               QUARTER ENDED (UNAUDITED)
                                     -----------------------------------------------------------------------------
                                                     2002                                    2003
                                     -------------------------------------   -------------------------------------
                                     MAR. 31   JUN. 30   SEP. 30   DEC. 31   MAR. 31   JUN. 30   SEP. 30   DEC. 31
                                     -------   -------   -------   -------   -------   -------   -------   -------
                                                          (AS A PERCENTAGE OF TOTAL REVENUES)
                                     -----------------------------------------------------------------------------
ISRAELI GAAP:
Revenues..........................     100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenues..................     (91.6)    (92.1)   (105.2)   (105.9)    (95.7)    (95.6)    (92.6)    (95.2)
                                     -------   -------   -------   -------   -------   -------   -------   -------
Gross profit (loss)...............       8.4       7.9      (5.2)     (5.9)      4.3       4.4       7.4       4.8
Research and development
   income (expenses), net.........         -      (0.4)        -         -         *         -         -         -
Selling, general and
   administrative expenses........     (12.0)    (13.1)    (15.4)    (15.8)    (14.6)    (13.8)    (14.1)    (12.9)
Amortization of goodwill..........         -         -      (0.6)     (0.5)     (0.4)     (0.5)     (0.5)     (0.6)
                                     -------   -------   -------   -------   -------   -------   -------   -------
Operating loss....................      (3.6)     (5.6)    (21.2)    (22.2)    (10.7)     (9.9)     (7.2)     (8.7)
Financial income (expenses),
   Net............................      (0.6)      1.7      (4.2)     (2.5)     (1.7)      0.1      (5.3)     (4.0)
Other income (expenses),
   net............................         -         -         -       1.1         *       0.1       0.5      (0.7)
                                     -------   -------   -------   -------   -------   -------   -------   -------
Loss before taxes on income.......      (4.2)     (3.9)    (25.4)    (23.6)    (12.4)     (9.7)    (12.0)    (13.4)
Taxes on income (tax benefit).....         -       0.2      (0.6)     (1.0)     (0.4)     (0.2)      0.3      (0.4)
                                     -------   -------   -------   -------   -------   -------   -------   -------
Loss after taxes on
   income ........................      (4.2)     (3.7)    (26.0)    (24.6)    (12.8)     (9.9)    (11.7)    (13.8)
Minority share in subsidiary's
   net loss (income)..............         -      (0.2)     (0.2)     (0.3)     (0.2)     (0.1)      0.1       0.6
                                     -------   -------   -------   -------   -------   -------   -------   -------
Net Loss..........................      (4.2)     (3.9)    (26.2)    (24.9)    (13.0)    (10.0)    (11.6)    (13.2)
                                     =======   =======   =======   =======   =======   =======   =======   =======

* Less than 0.1%

CONDITIONS IN ISRAEL

     We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

POLITICAL CONDITIONS

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel and with Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

     In addition, some of our executive officers and employees in Israel are obligated to perform up to 38 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

     To date, no executive officer or key employee was recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

ECONOMIC CONDITIONS

     In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

TRADE RELATIONS

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

     Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

EFFECTIVE CORPORATE TAX RATE

     Israeli companies are generally subject to income tax at the corporate rate of 36% of taxable income. Certain of our production facilities have been granted the status of an "approved enterprise" under the Law for the Encouragement of Capital Investments, 1959, as amended. Subject to certain time limitations, income derived from such approved enterprise will be subject to corporate tax of up to 25%. For additional information see Item 10E. "Additional Information - Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959" and Note 24 to our financial statements.

     As of December 31, 2003, we had approximately NIS 62.4 million ($14.3 million) in tax loss carry-forwards, which can be offset against future income without time limitation. We have not established a deferred tax asset resulting from temporary differences between the basis of assets for financial and tax reporting purposes, as it has been determined that it is more likely than not that such deferred tax assets will not be realized.

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

     The following table sets forth, for the periods indicated, (i) devaluation of the NIS against the most important currencies for our business, the U.S. dollar, and the Euro, and (ii) inflation as reflected in changes in the Israeli consumer price index.

                                          FISCAL YEAR
                                      ENDED DECEMBER 31,
                            -----------------------------------
                             1999    2000    2001   2002   2003
                            -----    ----    ----   ----   ----
U.S. dollar..............    (0.2)%  (2.7)%   9.3%   7.3%  (7.6)%
Euro.....................   (14.0)   (9.9)    3.8   27.2   11.3
Israeli consumer price
index....................     1.3     0.0     1.4    6.5   (1.9)

     Since most of our sales are quoted in U.S. dollars and in Euro and most of our expenses are incurred in NIS, our results are adversely affected by a change in the rate of inflation in Israel when such change is not offset (or is offset on a lagging basis) by a corresponding devaluation of the NIS against the U.S. dollar and the Euro. Since 2002, we have not used any hedging instruments in order to protect ourselves from currency fluctuation and inflation risks, though we may use them in the future.

     In addition, since our results are measured in adjusted NIS, financing costs differ from interest expenses by the amount needed to adjust the outstanding loan amounts to the Israeli consumer price index. During periods of high inflation, we will generally recognize financial income on our dollar-linked loans if the interest rates plus the devaluation amounts do not exceed the amount needed to adjust the loan amounts to the Israeli consumer price index. During periods of high devaluation of the dollar in relation to the increase in the Israeli consumer price index, dollar linked loans will bear relatively high financial costs.

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

     We expended approximately NIS 3.8 million ($867,000) for capital expenditures in the fiscal year ended December 31, 2003 and approximately NIS
13.5 million ($3.1 million) in the fiscal year ended December 31, 2002. In the fiscal year ended December 31, 2003, our capital expenditures were mainly related to our investments in production and manufacturing equipment and leasehold improvements. In the fiscal year ended December 31, 2002, our capital expenditures were mainly related to our investments in production and manufacturing equipment, leasehold improvements and the acquisition of a 76% interest in Kubatronik. As of December 31, 2003, we did not have any other significant capital spending expenditures or capitalized lease.

     In June 2002, we acquired 76% of Kubatronik for approximately 2.6 million Euros. The remaining 24% of Kubatronik is held by Mr. Alois Kubat. Pursuant to the agreement under which we acquired our interest in Kubatronik, at any time during a period of two years following the termination of Mr. Kubat's employment with Kubatronik, Mr. Kubat will have the right to require us to purchase, and we will have the right to require Mr. Kubat (or his permitted transferee) to sell to us, Mr. Kubat's entire holdings in Kubatronik. The price for Mr. Kubat's entire holdings in Kubatronik will not be less than 552,000 Euros and will not exceed 920,000 Euros, subject to certain price adjustments set forth in the agreement. Mr. Kubat retired in October 2003. We believe that our right to purchase the remaining 24% of Kubatronik has minimal value and therefore did not reflect its value in our financial statements.

     Net cash provided by operating activities was NIS 6.6 million ($1.5 million) for the fiscal year ended December 31, 2003. This amount was primarily attributable to fixed assets depreciation of NIS 14.9 million ($3.4 million), a decrease in trade receivables of NIS 5.7 million ($1.3 million), an amortization of goodwill of NIS 584,000 ($133,000) and an increase in other liabilities and accrued expenses of NIS 391,000 ($89,000) which was partially offset by our net loss of NIS 13.0 million ($3.0 million), the inflationary impact on long-term debt of NIS 706,000 ($161,000), an increase in inventories of NIS 632,000 ($144,000) and a decrease in trade payables of NIS 503,000 ($115,000). Net cash provided by operating activities was NIS 6.2 million ($1.4 million) for the fiscal year ended December 31, 2002. This amount was primarily attributable to fixed assets depreciation of NIS 13.9 million ($3.2 million), a decrease in trade receivables of NIS 4.1 million ($925,000), a decrease in inventories of NIS 3.3 million ($763,000), an increase in trade payables of NIS 3.1 million ($701,000) and amortization of goodwill of NIS 292,000 ($67,000) which was partially offset by our net loss of NIS 15.7 million ($3.6 million), a decrease in other liabilities and accrued expenses of NIS 2.1 million ($480,000), the inflationary impact on long-term debt of NIS 609,000 ($139,000) and a net gain in the amount of NIS 415,000 ($95,000) on disposal of fixed assets.

     Net cash used in investing activities was NIS 3.5 million ($798,000) in the fiscal year ended December 31, 2003 and NIS 14.4 million ($3.3 million) in the fiscal year ended December 31, 2002. The decrease in investing activities in the fiscal year ended December 31, 2003 was primarily attributable to the use of NIS
4.3 million ($973,000) in connection with the acquisition of Kubatronik and NIS
2.6 million ($604,000) of dividends paid to shareholders declared prior to the acquisition, both in the fiscal year ended December 31, 2002, as well as a decrease of NIS 4.2 million ($951,000) in fixed assets acquisitions.

     Net cash used in financing activities was NIS 5.3 million ($1.2 million) in the fiscal year ended December 31, 2003 primarily attributable to a net decrease of NIS 7.5 million ($1.7 million) in long-term and short-term credit from our banks which was partially offset by the issuance of convertible debenture note in the amount of NIS 2.2 million ($495,000). Net cash provided by financing activities was NIS 7.6 million ($1.7 million) in the fiscal year ended December 31, 2002, primarily attributable to a net increase of NIS 8.2 million ($1.9 million) in long-term and short-term credit from our banks which was partially offset by dividend distributions by Kubatronik of NIS 625,000 ($143,000).

     As of December 31, 2003, we had NIS 4.4 million ($998,000) in cash and cash equivalents and working deficit of NIS 10.1 million ($2.3 million), as compared to NIS 6.2 million ($1.4 million) in cash and cash equivalents and working deficit of NIS 4.5 million ($1.0 million) at December 31, 2002.

     As of December 31, 2003, the following revolving lines of credit (all of which will be available to us until at least June 30, 2005) and long-term loans were outstanding.

          o a revolving line of credit of approximately NIS 4.6 million ($1.0 million) with Bank Hapoalim B.M. Of such amount, NIS 482,000 ($110,000) was linked to the U.S. dollar and NIS 4.1 million ($936,000) was not linked.

          o long-term loans from Bank Hapoalim B.M. aggregating NIS 4.6 million ($1.1 million). Of such amount, NIS 1.5 million ($348,000) was linked to the Israeli consumer price index, NIS
               1.8 million ($420,000) was linked to the U.S. dollar and NIS 1.3 million ($292,000) was not linked.

          o a revolving line of credit of approximately NIS 3.6 million ($815,000) with Israel Discount Bank Ltd.. Of such amount NIS 570,000 ($130,000) was linked to the U.S. dollar and NIS 3.0 million ($685,000) was not linked.

          o long-term loans from Israel Discount Bank Ltd. in the aggregate amount of NIS 10.2 million ($2.3 million). Of such amount, NIS
               2.5 million ($572,000) was linked to the Israeli consumer price index, NIS 6.4 million ($1.5 million) was linked to the U.S. dollar and NIS 1.3 million ($285,000) was not linked.

          o a revolving line of credit of approximately NIS 5.5 million ($1.3 million) with Bank Leumi LeIsrael Ltd. Of such amount NIS 499,000 ($114,000) was linked to the U.S. dollar and NIS 5.0 million ($1.1 million) was not linked.

          o long-term loans from Bank Leumi LeIsrael Ltd. in the aggregate amount of NIS 2.4 million ($544,000). Of such amount, NIS 643,000 ($147,000) was linked to the Israeli consumer price index, NIS
               1.1 million ($246,000) was linked to the U.S. dollar and NIS 665,000 ($151,000) was not linked.

          o we had a long-term loan from Israel Continental Bank Ltd. in the amount of NIS 1.6 million ($361,000). The loan was linked to the Israeli consumer price index.

     Our credit lines bear annual interest ranging from 7.4% to 8.2% for non-linked credit and 2.75% to 3.45% for credit which was linked to the U.S. dollar. Our long-term loans bear annual interest ranging from 5.95% to 7.05% for long-term loans which were linked to the Israeli consumer price index, 2.63% to 3.28% for long-term loans which were linked to the U.S. dollar and 7.1% to 8.0% for non-linked long-term loans.

     The borrowings from our banks are secured by specific liens on certain assets, by a first priority floating charge on the rest of our assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreements with our banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks' consent. Financial covenants in respect of our credit facilities and long-term loans require us to maintain the higher of shareholders' equity of not less than NIS 20.0 million ($4.6 million) or 20% of our balance sheet. For these purposes, shareholders' equity includes our outstanding convertible debenture note and excludes prepaid expenses. As of December 31, 2003, we were in compliance with such covenants. We cannot assure you that we will be able to be in compliance with such covenants in the future.

     In 2003, we negotiated a new financing plan with our banks and controlling shareholder. Pursuant to this financing plan the banks agreed to postpone 60% of our current outstanding obligations, in the amount of NIS 3.4 million ($787,000) for ten months with Israel Discount Bank Ltd. (from June 1, 2003 to March 31,
2004) and for 12 months with Bank Hapoalim B.M. and Bank Leumi Le Israel Ltd (from July 1, 2003 to June 30, 2004). The banks agreed that of this amount, NIS
2.6 million ($601,000) will be paid in 33 installments beginning July 1, 2004 and the payment of NIS 814,000 ($186,000) will be required on or after July 1, 2004. As part of this financing plan, we signed a factoring agreement with Investec Bank (Israel) Ltd., or Investec, pursuant to which we are entitled to $1.0 million factoring facilities for one year, in consideration for the assignment to Investec of an equal amount of our accounts receivable. Also see
Item 7.B., "Major Shareholders and Related Party Transactions - Related Party Transactions."

     In 2004, after we received the consent of our banks, the term of the factoring agreement with Investec was extended until June 30, 2005. In addition, Bank Leumi Le Israel Ltd. agreed that our outstanding obligation of NIS 814,000 ($186,000) will also be paid in 33 installments beginning on July 14, 2004.

     We expect to finance our entire capital budget from operational cash flow, revolving bank credit lines and long-term bank loans, supplier financing and capital contribution from our controlling shareholder. We believe that the availability of our revolving lines of credit, long-term bank loans and cash flow from operations will provide us with sufficient working capital to fund our operational and capital requirements through December 31, 2004.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     We generally do not engage in research and development, except that in the past we participated as a member of a consortium of companies operating in the electronic equipment industry in a research and development project under the supervision of the Office of the Chief Scientist. The consortium ended its activities as of July 31, 2001.

D.   TREND INFORMATION

     Since the second quarter of 2001, we have experienced a downturn in the demand for our PCB products as a result of the continued slowdown in technology spending, particularly among telecom and networking companies. Customers from these industries accounted for 24% of our revenues in the fiscal year ended December 31, 2003, 20% of our revenues in the fiscal year ended December 31, 2002 and 22% of our revenues in the year ended December 31, 2001, as compared to approximately 40% of our revenues in the preceding fiscal years. This period has been characterized by demand for our special products and prototypes, while demand for recurring orders has decreased due to the continued slowdown in technology expenditures.

     Since the third quarter of the fiscal year ended December 31, 2002, we suffered a further decline in our activities as a result of the termination of three projects that we were involved in. Since we have not engaged in any major new projects, we have been forced to compete for market share, particularly in the local market. This competition has caused significant price erosion that has negatively affected us, especially in the second half of the fiscal year ended December 31, 2002 and the first three quarters of 2003.

     Our backlog at December 31, 2003 was approximately $3.2 million compared to a backlog of approximately $2.9 million at December 31, 2002. We include in our backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 45 days. For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period. Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.

                                                                   PAYMENTS DUE BY PERIOD
          CONTRACTUAL OBLIGATIONS                                    NIS (IN THOUSANDS)
---------------------------------------------   -----------------------------------------------------------
                                                          LESS THAN 1                            MORE THAN
                                                 TOTAL       YEAR       1-3 YEARS   3-5 YEARS     5 YEARS
                                                -------   -----------   ---------   ---------   -----------
Short-term bank credit.......................    13,651      13,651           --          --          --
Long-term debt obligations...................    21,139       5,810       11,679       3,650          --
Capital lease obligations....................       940         282          564          94          --
Operating lease obligations..................    32,374       5,000       10,351       8,023       9,000
Other contractual obligations................     1,221       1,149           72          --          --
Purchase obligations.........................     3,426       3,426           --          --          --
Other long-term liabilities reflected
   on the company's balance sheet
   under Israeli GAAP .......................       940          --           --          --         940
                                                 ------      ------       ------      ------       -----
Total........................................    73,691      29,318       22,666      11,767       9,940
                                                 ======      ======       ======      ======       =====

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Our articles of association provide for a board of directors consisting of no less than three and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of eight directors.

     Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and by the board of directors.

     Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                                   AGE      POSITION
-------------------------------------  ---      -----------------------------------------------------
Nissim Gilam........................   65       Chairman of the Board of Directors
Arieh Reichart......................   50       President and Chief Executive Officer
Amnon Shemer .......................   45       Vice President, Finance and Chief Financial Officer
Dan Eshed...........................   53       Senior Vice President , Technology and Infrastructure
Moshe Leibovich.....................   47       Vice President, Marketing and Sales
Eli Dvora...........................   48       Vice President,  Operations
David Banitt........................   52       Independent Director
Jack Bigio..........................   40       Director
Revital Dgani.......................   48       Outside Director
Joseph Maiman.......................   58       Director
Leo Malamud.........................   51       Director
Eliyaho Tov.........................   60       Outside Director
Joseph Yerushalmi...................   66       Director

     Messrs. Joseph Yerushalmi, David Banitt and Leo Malamud will serve as directors until our 2004 general meeting of shareholders. Messrs. Joseph A. Maiman and Nissim Gilam will serve as directors until our 2005 general annual meeting of shareholders. Mr. Jack Bigio will serve as a director until our 2006 annual general meeting of shareholders. Ms. Revital Dgani and Mr. Eliyaho Tov will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2006 annual general meeting of shareholders, following which the service of Ms. Dgani as an outside director may not be extended and service of Mr. Tov as an outside director may be renewed for only one additional three-year term.

     NISSIM GILAM has served as chairman of our board of directors since December 1, 1998, he has served as a director since January 1996 and previously held office as a director and our chief executive officer during the period January 1990 through March 1991. Since April 2002 Mr. Gilam is self-employed. From September 1993 until March 2002, he served as managing director of Ney Agencies Ltd., an Israeli company engaged as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, he served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

     ARIEH REICHART joined us in September 1984 and assumed the position of president and chief executive officer in May 1991. Mr. Reichart holds a B.A. degree in Economics and an M.B.A. from Bar-Ilan University.

     AMNON SHEMER joined us in March 2004 as vice president-finance and chief financial officer. Prior to joining us and since January 2003, Mr. Shemer was managing director of Mea Control Transfer Ltd., a company that provides investment banking services. From June 1995 until August 2002, Mr. Shemer was vice president of finance for Mentergy Ltd., a publicly-traded company that provides e-learning solutions and satellite communications services. Mr. Shemer holds a B.A. in Economics and Business Administration from Bar-Ilan University and an M.A. degree in Economics from Bar-Ilan University.

     DAN ESHED joined us in April 1987 as a production manager. During his employment Mr. Eshed served as operation manager and was appointed senior vice president - technology and infrastructure in December 1999. Mr. Eshed holds a B.Sc. degree in Management and Industrial Engineering from Ben Gurion University.

     MOSHE LEIBOVICH joined us in November 2003 as vice president marketing and sales. From February 1996 until November 2003, Mr. Leibovich served as marketing and sales manager of Ophir Optronics Ltd., an Israeli company engaged in infra red optical components and subassemblies. Prior to joining Ophir Optronics Ltd. and since January 1994, Mr. Leibovich served as technical marketing and sales manager of A.I. Gil Import Ltd., an Israeli company engaged as the representative of Eveready Battery Company, Inc. in Israel.

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

     REVITAL DGANI has served as an outside director since December 2000. Since January 2003, Ms. Dgani has served as the CEO of Bakara Handasit Ltd, an Israeli company engaged in engineering control and building inspection and surveying. Ms. Dgani was an attorney for 19 years. From January 2000 until December 2002, Ms Dgani was self-employed. From April 1995 until December 1999, Ms. Dgani was in-house counsel of Reved Ltd., an Israeli company whose shares trade on the Tel Aviv Stock Exchange, that is engaged in engineering and construction of residential and commercial buildings. Ms. Dgani received her qualification as a lawyer and has been a member of the Israel Bar since 1981. Ms. Dgani holds a B.A. degree in Law from Tel Aviv University.

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

     ELIYAHO TOV was appointed as an outside director in December 2003. Since November 1999, Mr. Tov has been a freelance consultant as an economic advisor and management advisor. Mr. Tov serves as a director of several other companies. From 1973 to September 1999, Mr. Tov served as a senior economist of The Israel Corporation Ltd. and during such period served as a director of several companies within The Israel Corporation Ltd. group. Mr. Tov holds a B.A. degree in Economics and Political Science and an M.A. degree in Business Management from the Hebrew University in Jerusalem.

     JOSEPH YERUSHALMI has served as a director since December 2003. Since January 1996, Mr. Yerushalmi has served as a senior vice president in charge of the projects of Merhav M.N.F Ltd. From 1992 to 1996, Mr. Yerushalmi served as vice president for projects of Israel Chemicals Ltd. (ICL). During such time he also served as chairman and director for several of ICL's subsidiaries. From 1989 to 1992, Mr. Yerushalmi was a visiting Professor at the University of Pittsburgh and a consultant to industry in energy related projects. Mr. Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York. From 1969 to 1977, he was a member of the Faculty of Chemical Engineering of the City College of New York rising to the rank of Full Professor in 1976.

B.   COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the fiscal year ended December 31, 2003.

                                                                                    PENSION,
                                                                SALARIES, FEES,    RETIREMENT
                                                                COMMISSIONS AND   AND SIMILAR
                                                                    BONUSES         BENEFITS
                                                                ---------------   -----------
All directors and executive officers
as a group, then consisting of twelve persons(1).............      $ 671,000       $ 129,000

----------

(1) Does not include one director and one outside director who were appointed at the annual general meeting of shareholders held on December 31, 2003.

     During the fiscal year ended December 31, 2003, we paid each of our outside and independent directors an annual fee of NIS 18,960 ($4,330) and a per meeting attendance fee of NIS 949 ($217). During such period we paid Nissim Gilam, chairman of our board of directors, a management fee ranging from $3,150 to $3,500 per month, and reimbursed him for various expenses that he incurred in connection with his service as Chairman of the board of directors in an annual amount of NIS 13,300 ($3,030).

     As of December 31, 2003, our directors and executive officers as a group, then consisting of thirteen persons, held options to purchase an aggregate of 129,000 ordinary shares. Of such options, 6,000 options have an exercise price of $1.75 and 123,000 options have an exercise price of $4.375. The options vest over a three-year period. Of such options, options to purchase 6,000 ordinary shares will expire in November 2004 and options to purchase 123,000 ordinary shares will expire in July 2005. All of the options were issued under our 1996 and 2000 Employee Stock Option Plans. See - "Share Ownership - Stock Option Plans."

C.   BOARD PRACTICES

ELECTION OF DIRECTORS

     Pursuant to our articles of association, the board of directors is divided into three classes (other than outside directors). Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.

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

     No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time an outside director is to be appointed, all current members of the board of directors are of the same gender, then the outside director must be of the other gender.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting and voting on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     In addition, the Nasdaq Stock Market requires us to have at least two independent directors on our board of directors and to establish an audit committee. Under Nasdaq rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, we will be required in the future to have three independent directors on our audit committee. Ms. Dgani and Mr. Tov qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements. Mr. Banitt qualifies as an independent director under the Nasdaq Stock Market requirements.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

     The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " -- Directors and Senior Management" above is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

     The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

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

     However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

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

     The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

EXCULPATION, INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

     The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association allow us to exculpate any office holder from his or her liability to us for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

     Our articles of association provide that, subject to any restrictions imposed by applicable law, we may procure, and/or undertake to procure, insurance covering any past or present or future office holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

     In addition, our articles of association provide that we may undertake to indemnify in advance an office holder, in accordance with the conditions set under any law, against any liabilities he or she may incur in such capacity, provided that such undertaking is limited with respect to categories of events that can be expected as determined by our board of directors when authorizing such undertaking, and with respect to such amounts determined by our board of directors as reasonable in the circumstances. We may indemnify any past or present office holder, in accordance with the conditions set under any law, with respect to any past occurrence, whether or not we are obligated under any agreement to indemnify such office holder in respect of such occurrence.

     These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability of an office holder, incurred as a result of certain improper actions.

     Pursuant to the Companies Law, indemnification of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if such office holder is a director, also by our shareholders.

     We have agreed to indemnify our office holders to the fullest extent permitted by law. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $5.0 million.

DIRECTORS' SERVICE CONTRACTS

     Except for a monthly fee of $3,500 that we pay to the chairman of our board of directors and his reimbursement for various expenses incurred by him in connection with his service as chairman of the board of directors in an annual amount of up to NIS 18,000 ($4,100), we do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

AUDIT COMMITTEE

     Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

     Our audit committee consist of three board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, Nasdaq and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Revital Dgani and Messrs. David Banitt and Eliyaho Tov. The audit committee meets at least once each quarter.

     The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

COMPENSATION COMMITTEE

     Our board of directors established a compensation committee, which is responsible for the administration of our: (i) 1996 Stock Option Plan; and (ii) 2000 Employee Stock Option Plan (see Item 6.E., "Directors, Senior Management and Employees - Share Ownership - Stock Option Plans"). Messrs. Malamud and Gilam are the current members of our compensation committee and one additional member will be appointed as a member of our compensation committee to replace a member that ceased to serve as a director of our company. Under the Israeli Companies Law, the compensation committee may advise our board of directors with regard to the grant of options, however the actual grant of options must be approved by our board of directors. The grant of options to our office holders who are not directors requires the approval of our audit committee and board of directors, and the grant of options to our office holders who are directors must be approved by our audit committee, board of directors and shareholders.

EXECUTIVE COMMITTEE

     Our board of directors established an executive committee, which is responsible for monitoring the implementation of the plan to improve our profitability that was adopted by our management, and recommending to our board of directors future strategies for our company and monitoring their implementation. The executive committee also established a formula for the remuneration of our management in accordance with their performance. Messrs. Gilam, Banitt, Tov and Dgani are the current members of our executive committee. Our executive committee meets approximately once a month with our Chief Executive Officer.

INTERNAL AUDIT

     The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Dan Shapira serves as our internal auditor.

D.   EMPLOYEES

     As of December 31, 2003, we employed 244 full-time employees, of which 135 were employed in manufacturing services, 35 in process and product engineering, 31 in quality assurance and control, 10 in marketing and sales and 33 in finance, accounting, information service and administration. All of our employees were located in Israel. On May 1, 2003 we laid off about 15% of our employees at such time, mainly from our production lines.

     As of December 31, 2002, we employed 294 full-time employees, of which 158 were employed in manufacturing services, 49 in process and product engineering, 38 in quality assurance and control, 12 in marketing and sales and 37 in finance, accounting, information service and administration.

     As of December 31, 2001, we employed 303 full-time employees, of which 167 were employed in manufacturing services, 49 in process and product engineering, 39 in quality assurance and control, 12 in marketing and sales and 36 in finance, accounting, information service and administration.

     As of December 31, 2003, our German subsidiary employed 32 full-time employees and 33 full-time employees at December 31, 2002.

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

     All our officers, key employees and certain of our other employees are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with some of our executive officers. All of our officers and employees are subject to confidential and proprietary information provisions set forth in our Code of Business Conduct and Ethics.

     Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Some of our employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Most of our employees are covered by pension funds providing similar benefits. We contribute between 12.0% and 13.3% of base wages to such plans and employees contribute between 5.0% to 5.5% of base wages. We also contribute between 5.0% and 7.5% of base wages to certain "professional advancement" funds for managers, engineers and others and such employees contribute 2.5% of base wages. Our contribution and employee contributions are not limited, however, a company's contribution above certain specified maximum amounts are taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. In the fiscal year ended December 31, 2003, the aggregate payments to the National Insurance Institute amounted to approximately 13.59% of base wages, with the employee contributing 7.7% (of which approximately 4.03% relates to payments for national health insurance) and the employer contributing the remainder. All such contributions to the National Insurance Institute are subject to minimum amount.

E.   SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of June 20, 2004 regarding the beneficial ownership by each of our directors and executive officers:

                                          Number of Ordinary
                                               Shares            Percentage of
     Name                               Beneficially Owned (1)   Ownership (2)
     --------------------------------   ----------------------   -------------
     Joseph Maiman (3)...............         3,045,826                46.7%
     Arieh Reichart (4)..............           165,575                 3.0%
     Dan Eshed (5)...................            56,467                 1.0%
     Nissim Gilam (4)................            51,590                   *
     Eli Dvora (6)...................            30,000                   *
     Moshe Leibovich.................                --                  --
     Amnon Shemer ...................                --                  --
     Leo Malamud ....................                --                  --
     Jack Bigio......................                --                  --
     Revital Dgani...................                --                  --
     Eliyaho Tov.....................                --                  --
     David Banitt....................                --                  --

----------
     *    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible debenture notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 5,491,711 ordinary shares issued and outstanding as of June 20, 2004.

(3) Of such shares, 341,500 ordinary shares are held directly by Mr. Maiman, 1,040,645 ordinary shares are held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman, and 27,751 ordinary shares are held of record by Integral's wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the 1,068,396 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd. Also includes 606,060 ordinary shares held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman and 1,029,870 ordinary shares currently issuable upon exercise of a convertible debenture note at $0.33 per share, by Merhav. Mr. Maiman disclaims beneficial ownership of the 205,000 ordinary shares held by his son, Ohad Maiman.

(4) Includes 30,000 ordinary shares subject to currently exercisable options granted under our 2000 stock option plan, at an exercise price of $4.375 per share, which options expire in July 2005.

(5) Includes 24,000 ordinary shares subject to currently exercisable options granted under our 2000 stock option plan, at an exercise price of $4.375 per share, which options expire in July 2005.

(6) Includes 6,000 ordinary shares subject to currently exercisable options granted under our 1996 stock option plan, at an exercise price of $1.75 per share. Such options, expire in November 2004, and 24,000 ordinary shares subject to currently exercisable options granted under our 2000 stock option plan, at an exercise price of $4.375 per share, which options expire in July 2005.

STOCK OPTION PLANS

1996 STOCK OPTION PLAN

     Under our 1996 Stock Option Plan, or the 1996 Plan, options to purchase an aggregate of 474,000 ordinary shares may be granted to our directors and employees. Ordinary shares underlying any options, which terminate, expire or otherwise cease to exist, will become available for future grants under the 1996 Plan.

     The 1996 Plan is currently administered by our compensation committee. The compensation committee is authorized to determine, among other things, to whom options may be granted, the number of ordinary shares to which an option may relate, the exercise price for each share, the vesting period of the option, and the terms, conditions and restrictions thereof; to construe and interpret the 1996 Plan and any options, to prescribe, amend and rescind rules and regulations relating to the 1996 Plan; and to make all other determinations deemed necessary or advisable for the administration of the 1996 Plan, all subject to the terms of the 1996 Plan and applicable law.

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

     As of June 20, 2004, options for the purchase of 144,999 ordinary shares having exercise prices ranging from of $1.375 to $1.75 per share had been granted. Of such options, options for the purchase of 107,999 ordinary shares have been exercised (of which, 104,666 options at an exercise price of $1.375 per share and 3,333 options at an exercise price of $1.75 per share). Options to purchase 37,000 ordinary shares are currently exercisable. Options for the purchase of 329,001 ordinary shares are available for future grant under the 1996 Plan. Options to purchase 37,000 ordinary shares will expire in November 2004. Of such outstanding options, options for the purchase of 20,000 ordinary shares were granted to our officers (of which, options for the purchase of 14,000 ordinary shares have been exercised).

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

     The compensation committee administers the 2000 Plan. Subject to the provisions of the 2000 Plan and applicable law, the compensation committee has the authority, in its sole discretion, to:

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

     The option price per share may not be less than 100% of the fair market value of such share on the date of the grant; provided, however, that in the case of an award of an incentive stock option made to a 10% owner, the option price per share may not be less than 110% of the fair market value (as such term is defined in the 2000 Plan) of such share on the date of the award. Generally the options vest ratably over a three-year period.

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

     As of June 20, 2004, options for the purchase of 414,233 ordinary shares having an exercise price of $4.375 per share had been granted and are currently exercisable. Options for the purchase of 335,767 ordinary shares are available for future grant under the 2000 Plan. Options to purchase 400,633 ordinary shares will expire in August 2005 and options to purchase 13,600 ordinary shares will expire in May 2006. Of such outstanding options, options to purchase 108,000 ordinary shares were granted to our executive officers and the chairman of our board of directors.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information as of June 20, 2004 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                                  Number of Ordinary
                                                       Shares            Percentage of
Name                                            Beneficially Owned (1)   Ownership (2)
---------------------------------------------   ----------------------   -------------
Joseph Maiman (3)............................         3,045,826              46.7%
Merhav M.N.F. Ltd. (3).......................         1,635,930              25.1%
Integral International Inc. (3)..............         1,068,396              19.5%

----------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible debenture notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 5,491,711 ordinary shares issued and outstanding as of June 20, 2004.

(3) Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the 1,068,396 ordinary shares held by Integral International and A. Sariel. Also includes 606,060 ordinary shares are held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman and 1,029,870 ordinary shares currently issuable upon exercise of a convertible debenture note at $0.33 per share. Mr. Maiman disclaims beneficial ownership in 205,000 ordinary shares held by his son, Ohad Maiman.

     Our principal shareholders do not have different voting rights attached to their ordinary shares. As at December 31, 2001, 2002 and 2003, Mr. Joseph Maiman beneficially held 1,185,896, 1,395,496 and 1,409,896 ordinary shares, respectively, representing approximately 24.3%, 28.6% and 28.9% of our then outstanding ordinary shares, respectively. As at December 31, 2001, 2002 and 2003, Integral International Inc. beneficially held 1,068,396 ordinary shares, representing 21.9% of our then outstanding shares.

     As of June 22, 2004 there were 33 holders of record of our ordinary shares. Based on a review of the information provided to us by our transfer agent, 16 record holders holding approximately 61.48% of our ordinary shares had registered addresses in the United States and 14 record holders holding approximately 27.20% of our ordinary shares had registered addresses in Israel. On November 24, 2003, we had approximately 817 beneficial holders of our ordinary shares. We do not believe this number has materially changed.

B.   RELATED PARTY TRANSACTIONS

     In 2003 we negotiated a new financing plan with our banks and controlling shareholder. As part of this financing plan, we issued a convertible debenture note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Joseph A. Maiman. In January 2004, pursuant to the terms of the note, Merhav converted $200,000 of the amounts due and payable under the note into 606,060 ordinary shares of our company, and we issued a new convertible debenture note to Merhav for the amount that remained outstanding under the original note at such date, in the principal amount of $325,312.5. The new note will become due on May 15, 2007. The new note bears interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the new note, Merhav has the right, at any time, to convert the note and any accrued interest thereon into ordinary shares of our company at a price of $0.33 per ordinary share. We may at our sole discretion repay the accrued interest on the principal amount of the Note to Merhav. During 2003, we recorded interest and exchange rate expenses of NIS 112,000 ($26,000) on the convertible debenture note.

     Kubatronik leases under two operating lease agreements the premises it occupies and manufacturing equipment from Mrs. Karin Kubat, the wife of Kubatronik's founder and 24% shareholder. The lease agreements will expire in June 2008 and May 2005, respectively. During 2003, Kubatronik paid 7,200 Euros and 2,800 Euros monthly for the lease of these premises and the manufacturing equipment, respectively.

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

     In the year 2002, one of our customers demanded that we pay compensation of approximately $250,000 with respect to damages claimed to have been incurred as a result of the use of defective PCBs that were manufactured and supplied by us. Although we disagreed with the customer's claim we are trying to resolve this issue out of court and have recorded a provision in respect of the amount not covered by our insurance.

     From time to time, claims arising in the ordinary course of our business are brought against us. In the opinion of management, no currently existing claims will have a material adverse effect on our financial position, liquidity or results of operations.

DIVIDEND DISTRIBUTIONS POLICY

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

B.   SIGNIFICANT CHANGES

     In February 2004, the Environment Quality Services Company Ltd. in Ramat-Hovav advised us that it would cease the reception and treatment of certain liquid waste from our company. As a result, we began legal proceedings against the Environment Quality Services Company Ltd., the Ministry of Environment and the Industrial Municipality of Ramat-Hovav. During such proceedings, the parties reached a temporary agreement that allows us to continue to send the waste to Ramat-Hovav. Our lawsuit is still pending at court. Since the claim is still in its early stages, there is no assurance that the temporary solution will become permanent, nor is it possible to assess the success of such legal proceedings.

ITEM 9.   THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

ANNUAL STOCK INFORMATION

     The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq SmallCap
Market:

   YEAR                                     HIGH       LOW
   ------------------------------------   --------   --------
   1999................................   $ 3.5000   $ 0.6562
   2000................................   $ 8.9688   $ 2.2500
   2001................................   $ 4.6400   $ 1.5000
   2002................................   $ 1.9100   $ 0.2800
   2003................................   $ 1.8400   $ 0.3100

QUARTERLY STOCK INFORMATION

     The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq Stock Market:

                                           HIGH       LOW
                                          -------   -------
   2002
   First Quarter.......................   $ 1.910   $ 1.250
   Second Quarter......................   $ 1.800   $ 1.100
   Third Quarter.......................   $ 1.250   $ 0.560
   Fourth Quarter......................   $ 0.730   $ 0.280

   2003
   First Quarter.......................   $ 0.430   $ 0.310
   Second Quarter......................   $ 0.790   $ 0.310
   Third Quarter.......................   $ 0.990   $ 0.500
   Fourth Quarter......................   $ 1.840   $ 0.620

MONTHLY STOCK INFORMATION

     The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the Nasdaq Stock
Market:

                                           HIGH       LOW
                                          -------   -------
   MONTH
   December 2003.......................   $ 1.439   $ 1.030
   January 2004........................   $ 2.420   $ 1.190
   February 2004.......................   $ 2.040   $ 1.500
   March 2004..........................   $  2.84   $  1.67
   April 2004..........................   $  2.30   $  1.70
   May 2004............................   $  1.83   $  1.41

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our ordinary shares were listed on the Nasdaq National Market as of our initial public offering on January 22, 1997 and until May 19, 1999, at which date the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market (symbol: ELTK).

D.   SELLING SHAREHOLDERS

     Not applicable.

E.   DILUTION

     Not applicable.

F.   EXPENSE OF THE ISSUE

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     We are registered with the Israeli Registrar of Companies and have been assigned company number 52-004295-3. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in the business of developing, manufacturing, producing, vending, importing, exporting, supplying, distributing and dealing in printed, multi-layer, flexible, semiconductors integrated, thick film and hybrid circuits related products, any components or portions thereof and processors for making same. In addition, the purpose of our company is to perform various corporate activities permissible under Israeli law.

THE POWERS OF THE DIRECTORS

     Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6C. Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions Under Israeli Law."

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

     DIVIDEND RIGHTS. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. See "Item 8A. Financial Information
- Consolidated and Other Financial Information - Dividend Distribution." If after 30 days a dividend has been declared and it is still unclaimed, the dividend may be invested or otherwise used by us for our own account, as we deem fit, until such dividend is claimed; and we shall not be deemed a trustee in respect thereof. We are not obliged to pay, and shall not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fails to collect the same or to provide us the necessary information for the payment thereof, or if we are for any other reason unable to pay the dividend to such shareholder.

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

     Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

     RIGHTS TO SHARE IN OUR PROFITS. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. "Additional Information - Memorandum and Articles of Association
- Rights Attached to Shares - Dividend Rights."

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

     LIMITATIONS ON ANY EXISTING OR PROSPECTIVE MAJOR SHAREHOLDER. See Item 6C. "Directors and Senior Management - Board Practices - Approval of Related Party Transactions Under Israeli Law."

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

ANNUAL AND EXTRAORDINARY MEETINGS OF SHAREHOLDERS

     The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of one or more shareholders holding in the aggregate at least 5.0% of our issued capital. The Israeli Companies Law provides that a company whose shares are traded on a stock exchange must give notice of a general meeting of shareholders to its record shareholders at least twenty-one days prior to the meeting. A shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders may not seek the cancellation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the time or the place thereof. Shareholders who are registered in our register of shareholders at the record date may vote at the general meeting of shareholders. The record date is set in the resolution to convene the general meeting of shareholders, provided that such date is set between four to twenty-one (4-21) days or, in the event of a vote by ballots, between four to forty (4-40) days before the date the general meeting is held.

     The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors unanimously designate in a notice to the shareholders. The requisite quorum at an adjourned General Meeting shall be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Israeli Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and (ii)in any other case - one or more shareholders, present in person or by proxy, holding at least one share.

LIMITATIONS ON THE RIGHTS TO OWN SECURITIES IN OUR COMPANY

     Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

PROVISIONS RESTRICTING CHANGE IN CONTROL OF OUR COMPANY

     The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards' confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Our articles of association provide that such merger be approved by an ordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also Item 6C. "Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions Under Israeli Law."

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

E.   TAXATION

GENERAL CORPORATE TAX STRUCTURE

     Israeli companies are subject to "Company Tax" at a rate of 36% of taxable income. However, the effective rate of tax payable by a company which is qualified under Israeli law as an "Industrial Company" and/or which derives income from an "approved enterprise" (as further discussed below) may be considerably lower. See this Item 10E." Additional Information - Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959."

     On June 2, 2004, the Israeli Government introduced a bill to the Israeli Parliament proposing, among other things, changes to the corporate tax rate. The bill proposes to reduce the corporate tax rate from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. In order to enact the bill as law, the bill must be approved by the Israeli Parliament and published. The bill might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of the bill to us.

     As of December 31, 2003, we had tax loss carry forwards of approximately NIS 62.4 million ($14.3 million). Such amount can be offset against future income without time limitation.

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

     On May 10, 2004, a bill was introduced in the Israeli Parliament proposing changes to the Law for The Encouragement of Capital investments. Among other things, the bill proposes to extend the law indefinitely, to change both the criteria and procedure for obtaining approved enterprise status for an investment program and to make certain changes to the grants and tax benefits afforded in certain circumstances to approved enterprises. The proposed amendment is expected to apply to new investment programs and may apply to extensions of existing programs, following the enactment of the bill into law. In order to enact the bill as law, the bill must be approved by the Israeli Parliament and published. The bill might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of the bill to us.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

GENERAL

     Certain of our production facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

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

     As of December 31, 2003, two approved investment programs are applicable to us. These investments programs are based on the alternative package of tax benefits track and provide for tax exemption on undistributed earnings derived from the programs for two years and a reduced tax rate for the remainder of the benefit period. The benefit period with respect to such programs have not yet commenced, and will expire no later than 2005 for one of the programs and 2016 for the other. However, the tax benefits with respect to income derived out of the programs, if any, may not be available to us due to our noncompliance with a condition prescribed in the certificate of approval. See Note 24 to our financial statements.

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

     A company that qualifies as a foreign investor's company is entitled to further tax benefits relating to its approved enterprises. Subject to certain conditions, a foreign investor company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors), and of whose combined share and loan capital, is owned, directly or indirectly, by persons who are not residents of Israel. Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits (a reduced corporate tax rate of 10%-20%) should the foreign investment reach or exceed 49%. The rate of 15% applicable to dividends is effective for an unlimited period. We believe that we are currently a foreign investor's company. No assurance can be given that we will continue to qualify as a foreign investor's company.

FINANCIAL BENEFITS

     An approved enterprise is also entitled to a grant from the Government of Israel with respect to investments in certain production facilities located in designated areas within Israel, provided it did not elect the alternative package of tax benefits. Grants are available for enterprises situated in development areas and for high technology or skill-intensive enterprises in Jerusalem. An investment grant is computed as a percentage of the original costs of the fixed assets for which approved enterprise status has been granted.

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

CAPITAL GAINS TAX AND TAXATION OF DIVIDENDS

     Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus will be computed on the basis of the devaluation of the New Israeli Shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

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

     Under new legislation, which became effective on January 1, 2003, the capital gain from the sale of shares by non-Israeli residents would be tax exempt as long as our shares are listed on the Nasdaq SmallCap Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident's permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company's shares had been listed for trading on the foreign Exchange.

     If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2002 their sale would be tax exempt so long as (1) the shares are listed on a stock exchange, such as, in our case, the Nasdaq SmallCap Market, which is recognized by the Israeli Ministry of Finance, and (2) we qualified as an industrial company or industrial holding company under the law for Encouragement of Industry (Taxes) 1969 and (B) for the period commencing January 1, 2003, the sale of the shares would be subject to a 15% tax if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. We believe that in 2003 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company. If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 25% unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder's country of residence.

     Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of shares in an Israeli company which are traded on certain stock markets, including the Nasdaq SmallCap Market, subject to the provisions of any applicable double taxation treaty.

     On the distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate payable with respect to dividends received out of income derived from approved enterprises; (see "Law for the Encouragement of Capital Investments, 1959"), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence which provides for a lower tax rate in Israel on dividends. The Convention between the State of Israel and the Government of the United States relating to relief from double taxation, or the Treaty, provides for a maximum tax of 25% on dividends paid to a resident of the United States. Dividends paid to an Israeli company by another Israeli company are not subject to corporate tax, unless received out of income derived from approved enterprises or unless the dividend stems from income produced or accrued abroad.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

          o    broker-dealers,

          o    financial institutions,

          o    certain insurance companies,

          o    regulated investment companies,

          o    investors liable for alternative minimum tax,

          o    tax-exempt organizations,

          o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

          o persons who hold the ordinary shares through partnerships or other pass-through entities,

          o investors that actually or constructively own, or have owned, 10 percent or more of our voting shares, and

          o investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

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

TAXATION OF DIVIDENDS

     The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see "New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "--Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

     Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate under the recently enacted amendments to the Code, see discussion below. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

     An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

NEW TAX LAW APPLICABLE TO DIVIDENDS AND LONG-TERM CAPITAL GAIN

     Under recently enacted tax legislation, dividends received by non-corporate U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15 percent rate. The rate reduction does not apply to dividends received from passive foreign investment companies, or in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

PASSIVE FOREIGN INVESTMENT COMPANIES

     For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (1) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets, which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

     Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

     If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate, discussed above, and

          o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

          o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

          o gain recognized, upon the disposition of ordinary shares would be taxable as ordinary income and

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

     Alternatively, if the ordinary shares are considered "marketable stock" and if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

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

     As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates affecting primarily the interest on short-term credit lines, long-term loans and our factoring agreement.

FOREIGN CURRENCY EXCHANGE RISK

     Our financial currency is the NIS and our revenues from sales in Israel are usually linked to the U.S. dollar. We also incur expenses primarily in U.S. dollars and Euros. While in former years we entered into certain foreign exchange contracts and we intend to enter into foreign exchange contracts in 2004, in the fiscal year ended December 31, 2003 we did not enter into any such contracts. We do not expect to use forward contracts for trading purposes in the future. An increase in foreign currency rates (the U.S. dollar and the Euro) as against the NIS will generally result in increased revenues and net income. Similarly, a decrease in foreign currency rates (the U.S. dollar and the Euro) as against the NIS will generally result in decreased revenues and may have a negative impact on our net income.

INTEREST RATE RISK

     Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, our non-linked and U.S. dollar linked long-term loans and our factoring agreement. These are principally denominated in (i) NIS and bear annual interest ranging from 7.1% to 8.2% as of December 31, 2003; and
(ii) U.S. dollars and bear interest ranging from 2.63% to 3.45% as of December 31, 2003. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines, long-term loans and factoring agreement. Our potential loss over one year that would result from a hypothetical change of 1% in the interest rate would be approximately $73,000.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  CONTROLS AND PROCEDURES

     During 2003, we carried out an evaluation, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our company's disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

     There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation.

ITEM 16.  [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     We believe that Mr. Eliyaho Tov, who serves on our audit committee, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. At the next meeting of our Board of Directors, the Board of Directors will be asked to determine that Mr. Tov is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

     We recently adopted a code of ethics that applies to our chief executive officer and all senior financial employees of our company, including the chief financial officer and the comptroller. The code of ethics is publicly available on our website at www.eltekglobal.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

     The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

                                                   Year Ended December 31,
                                  -------------------------------------------------------
                                              2002                        2003
                                  ---------------------------   -------------------------
         Services Rendered            Fees        Percentages      Fees       Percentages
     --------------------------   -------------   -----------   -----------   -----------
                                                      (In thousands)
     Audit (1).................   NIS   512,000      38.6%      NIS 331,000      90.9%
     Audit-related (2).........         205,000      15.5%           20,000       5.5%
     Tax (3)...................         104,000       7.8%           13,000       3.6%
     Other (4).................         505,000      38.1%               --        --
     Total ....................   NIS 1,326,000       100%      NIS 364,000       100%

----------
(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3) Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(4) Other fees relate to services provided in connection with the acquisition of Kubatronik.

PRE-APPROVAL POLICIES AND PROCEDURES

     Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Somekh Chaikin, a member firm of KPMG. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

     Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

     Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during 2003.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     CONSOLIDATED FINANCIAL STATEMENTS.

     Report of Independent Public Accounting Firm ...........   F-1

     Consolidated Balance Sheets ............................   F-2

     Consolidated Statements of Operations ..................   F-4

     Statements of Changes in Shareholders' Equity ..........   F-5

     Consolidated Statements of Cash Flows ..................   F-6

     Notes to Consolidated Financial Statements .............   F-9

ITEM 18.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 19.  EXHIBITS

     Index to Exhibits

     Exhibit   Description
     -------   -----------------------------------------------------------------
        *3.1   Memorandum of Association of the Registrant.

         3.2   Articles of Association of the Registrant, as amended

        *4.1   Specimen of Share Certificate.

           8   List of Subsidiaries of the Registrant

       *10.1   Indemnity Agreement provided to Arieh Reichart dated
               December 5, 1996 and a schedule of similar indemnity agreements provided by the Registrant to its officers and directors.

       *10.2   1996 Employee Stock Option Plan.

      **10.3   2000 Employee Stock Option Plan.

     ***10.5   Services Factoring Agreement dated July 8, 2003.

        23.1   Consent of Somekh Chaikin, Member Firm of KPMG.

        31.1   Certification of Chief Executive Officer pursuant to Rule
               13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

        31.2   Certification by Chief Financial Officer pursuant to Rule
               13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

        32.1   Certification of Chief Executive  Officer pursuant to 18 U.S.C.
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

        32.2   Certification of Chief Financial  Officer pursuant to 18 U.S.C.
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------

     * Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, filed with the Securities and Exchange Commission and incorporated herein by reference.
     ** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
     *** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

                               S I G N A T U R E S

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    ELTEK LTD.


                                    By:
                                           -------------------------------------
                                    Name:  Arieh Reichart
                                    Title: President and Chief Executive Officer


                                    By:
                                           -------------------------------------
                                    Name:  Amnon Shemer
                                    Title: Chief Financial Officer


Dated:  July 8, 2004

                                   ELTEK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2003

                                                                      Eltek Ltd.

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

CONTENTS

                                                                                    PAGE
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM                                         F-1

ANNUAL CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS ADJUSTED FOR THE
  EFFECT OF INFLATION ON THE BASIS OF THE CPI FOR DECEMBER 2003

Consolidated and Company Balance Sheets as of December 31, 2003 and 2002             F-2

Consolidated and Company Statements of Operations for each of the years ended
  December 31, 2003, 2002 and 2001                                                   F-4

Consolidated and Company Statement of Changes in Shareholders' Equity for
  each of the years ended December 31, 2003, 2002 and 2001                           F-5

Consolidated and Company Statements of Cash Flows for each of the years ended
  December 31, 2003, 2002 and 2001                                                   F-6

Notes to the Consolidated and Company Financial Statements                           F-9

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS OF ELTEK LTD.

We have audited the accompanying consolidated and company balance sheets of Eltek Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated and company statements of operations, changes in shareholders' equity, and cash flows, for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance Regulations, 1973 and in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, consolidated and company financial statements, referred to above present fairly, in all material respects, the consolidated and company financial position as of December 31, 2003 and 2002 and the consolidated results of their operations, changes in their shareholders' equity and their cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is summarized in Note 27 to the consolidated financial statements.


Somekh Chaikin
Certified Public Accountants (Isr.)
Member of KPMG International
Petach-Tikva, Israel:  June 14, 2004

BALANCE SHEETS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2003

                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                     CONSOLIDATED                     COMPANY   CONSOLIDATED**
                                       --------------------------   -------------------------   --------------
                                       DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31      DECEMBER 31
                                              2002           2003          2002          2003             2003
                                       -----------   ------------   -----------   -----------   --------------
                                                                                                   (UNAUDITED)
                                                                                                --------------
                                NOTE           NIS            NIS           NIS           NIS              US$
                         -----------   -----------   ------------   -----------   -----------   --------------
                                                                   (IN THOUSANDS)
                                       -----------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents          3         6,237          4,371         3,491         1,248              998
Receivables:
   Trade                           4        25,374         19,787        24,377        18,820            4,518
   Other                           5         1,634          2,262        *3,374         5,109              517
Inventories                        6        12,392         13,158        11,396        11,618            3,005
Prepaid expenses                             1,189            693         1,148           648              158
                                       -----------   ------------   -----------   -----------   --------------

Total current assets                        46,826         40,271        43,786        37,443            9,196
                                       -----------   ------------   -----------   -----------   --------------

LONG-TERM INVESTMENTS              7             -              -       *11,183        10,639                -
                                       -----------   ------------   -----------   -----------   --------------

PROPERTY AND
 EQUIPMENT, NET                    8        54,032         43,381        49,629        38,162            9,907
                                       -----------   ------------   -----------   -----------   --------------

GOODWILL                        1; 9         4,973          4,972             -             -            1,135
                                       -----------   ------------   -----------   -----------   --------------


Total assets                               105,831         88,624       104,598        86,244           20,238
                                       ===========   ============   ===========   ===========   ==============

*    Reclassified.
**   See Note 2E

The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.

--------------------------------------------------------------------------------

                                                                                                     CONVENIENCE
                                                                                                     TRANSLATION
                                                                                                  --------------
                                                       CONSOLIDATED                     COMPANY   CONSOLIDATED**
                                         --------------------------   -------------------------   --------------
                                          DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31      DECEMBER 31
                                                 2002          2003          2002          2003             2003
                                         ------------   -----------   -----------   -----------   --------------
                                                                                                     (UNAUDITED)
                                                                                                  --------------
                                  NOTE            NIS           NIS           NIS           NIS              US$
                                  ----   ------------   -----------   -----------   -----------   --------------
                                                                     (IN THOUSANDS)
                                         -----------------------------------------------------------------------
LIABILITIES AND
SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term credit and current
 maturities of long-term debts      10         20,731        19,461        20,688        19,461            4,444
Trade payables                      11         22,696        22,314        22,446        21,146            5,095
Other liabilities and accrued
 expenses                           12          7,920         8,555         6,890         7,313            1,954
                                         ------------   -----------   -----------   -----------   --------------
Total current liabilities                      51,347        50,330        50,024        47,920           11,493
                                         ------------   -----------   -----------   -----------   --------------
LONG-TERM LIABILITIES
Long-term debt, excluding
 current maturities                 13         20,731        13,692        20,731        13,692            3,127
Employee severance
 benefits, net                      14            994           940           933           864              215
                                         ------------   -----------   -----------   -----------   --------------
Total long-term liabilities                    21,725        14,632        21,664        14,556            3,342
                                         ------------   -----------   -----------   -----------   --------------
COMMITMENTS AND
 CONTINGENT LIABILITIES             15
Provision for losses of
 subsidiaries                        7              -             -         1,991         2,076                -
Minority interests                              1,840         1,970             -             -              450
                                         ------------   -----------   -----------   -----------   --------------
                                                1,840         1,970         1,991         2,076              450
                                         ------------   -----------   -----------   -----------   --------------
CONVERTIBLE DEBENTURE NOTE          16              -         2,295             -         2,295              524
                                         ------------   -----------   -----------   -----------   --------------
SHAREHOLDERS' EQUITY                17
Ordinary shares, NIS 0.6
 par value
Authorized 50,000,000
 shares, issued and
 outstanding 4,885,651 shares
 as of December 31, 2002 and
 2003                                          29,334        29,334        29,334        29,334            6,699
Additional paid-in capital                     51,985        51,985        51,985        51,985           11,871
Capital reserves related to loans
 from controlling shareholders                 10,010        10,010        10,010        10,010            2,286
Cumulative foreign currency
 translation adjustments                          539         2,004           539         2,004              458
Capital reserves                                6,685         6,685         6,685         6,685            1,527
Accumulated deficit                           (67,634)      (80,621)      (67,634)      (80,621)         (18,412)
                                         ------------   -----------   -----------   -----------   --------------
Total shareholders' equity                     30,919        19,397        30,919        19,397            4,429
                                         ------------   -----------   -----------   -----------   --------------
Total liabilities and
 shareholders' equity                         105,831        88,624       104,598        86,244           20,238
                                         ============   ===========   ===========   ===========   ==============



----------------------------------           ------------------------------     ------------------------------
Arieh Reichart                               Amnon Shemer                       Nissim Gilam

President, Chief Executive Officer           Chief Financial Officer            Chairman of the board of directors

Date: June 14, 2004
The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.

STATEMENTS OF OPERATIONS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2003

                                                                                            CONSOLIDATED
                                                                ----------------------------------------
                                                                 YEAR ENDED    YEAR ENDED     YEAR ENDED
                                                                DECEMBER 31   DECEMBER 31    DECEMBER 31
                                                                       2001          2002           2003
                                                                -----------   -----------   ------------


                                                         NOTE           NIS           NIS            NIS
                                                         ----   -----------   -----------   ------------
                                                       (IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE DATA)
Revenues                                                   18       119,920       108,035        108,303
Cost of revenues                                           19      (101,335)     (106,458)      (102,643)
                                                                -----------   -----------   ------------
Gross profit (loss)                                                  18,585         1,577          5,660
Research and development income (expenses), net            20          (398)         (116)            18
Selling, general and administrative expenses               21       (14,273)      (15,152)       (14,996)
Amortization of goodwill                                    9             -          (292)          (584)
                                                                -----------   -----------   ------------
Operating income (loss)                                               3,914       (13,983)        (9,902)
Financial expenses, net                                    22        (1,799)       (1,443)        (2,989)
                                                                -----------   -----------   ------------
Income (loss) before other income (expenses), net                     2,115       (15,426)       (12,891)
Other income (expenses), net                               23           718           290            (20)
                                                                -----------   -----------   ------------
Income (loss) before taxes on income                                  2,833       (15,136)       (12,911)
Taxes on income                                            24             -          (380)          (194)
                                                                -----------   -----------   ------------
Net income (loss) after taxes on income                               2,833       (15,516)       (13,105)
Company's share in losses of subsidiaries, net              7             -             -              -
Minority share in subsidiary's net loss (income)                          -          (198)           118
                                                                -----------   -----------   ------------
Net income (loss)                                                     2,833       (15,714)       (12,987)
                                                                ===========   ===========   ============
Basic and diluted net earnings (loss) per NIS 1 par
 value of the share capital*                                           0.96         (5.36)         (3.61)
                                                                ===========   ===========   ============
Total par value of shares used to compute basic
 and diluted net earnings (loss) per
 NIS 1 par value of share                                             2,932         2,932          3,569
                                                                ===========   ===========   ============

                                                                                         CONVENIENCE
                                                                                       TRANSLATION**
                                                                                       -------------
                                                                             COMPANY    CONSOLIDATED
                                                           -------------------------   -------------
                                                            YEAR ENDED    YEAR ENDED      YEAR ENDED
                                                           DECEMBER 31   DECEMBER 31     DECEMBER 31
                                                                  2002          2003            2003
                                                           -----------   -----------   -------------
                                                                                         (UNAUDITED)
                                                                                       -------------
                                                                   NIS           NIS             US$
                                                           -----------   -----------   -------------
                                                     (IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE DATA)
Revenues                                                       100,545        93,817          24,732
Cost of revenues                                              (100,978)      (90,803)        (23,440)
                                                           -----------   -----------   -------------
Gross profit (loss)                                               (433)        3,014           1,292
Research and development income (expenses), net                   (116)           18               4
Selling, general and administrative expenses                   (13,405)      (11,687)         (3,424)
Amortization of goodwill                                             -             -            (133)
                                                           -----------   -----------   -------------
Operating income (loss)                                        (13,954)       (8,655)         (2,261)
Financial expenses, net                                         (1,081)       (2,226)           (683)
                                                           -----------   -----------   -------------
Income (loss) before other income (expenses), net              (15,035)      (10,881)         (2,944)
Other income (expenses), net                                      (108)         (108)             (5)
                                                           -----------   -----------   -------------
Income (loss) before taxes on income                           (15,143)      (10,989)         (2,949)
Taxes on income                                                    (94)           96             (44)
                                                           -----------   -----------   -------------
Net income (loss) after taxes on income                        (15,237)      (10,893)         (2,993)
Company's share in losses of subsidiaries, net                    (477)       (2,094)              -
Minority share in subsidiary's net loss (income)                     -             -              27
                                                           -----------   -----------   -------------
Net income (loss)                                              (15,714)      (12,987)         (2,966)
                                                           ===========   ===========   =============
Basic and diluted net earnings (loss) per NIS 1 par
 value of the share capital*                                     (5.36)        (3.61)          (0.82)
                                                           ===========   ===========   =============
Total par value of shares used to compute basic
 and diluted net earnings (loss) per
 NIS 1 par value of share                                        2,932         3,569           3,569
                                                           ===========   ===========   =============

*  Ordinary shares of a par value of NIS 0.6 each.
** See Note 2E

The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONSOLIDATED AND COMPANY)
--------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2003

                                                                               CAPITAL
                                                                              RESERVES    CUMULATIVE
                                                                            RELATED TO       FOREIGN
                                      NUMBER OF              ADDITIONAL     LOANS FROM      CURRENCY
                                       ORDINARY   ORDINARY      PAID-IN    CONTROLLING   TRANSLATION
                                         SHARES     SHARES      CAPITAL   SHAREHOLDERS   ADJUSTMENTS
                                      ---------   --------   ----------   ------------   -----------
                                                       NIS          NIS            NIS           NIS
                                                  --------   ----------   ------------   -----------
                                                       (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
                                                  --------------------------------------------------
BALANCE AS OF DECEMBER 31, 2000       4,792,452     29,276       51,448         10,010             -

CHANGES DURING THE YEAR
Employee stock option expenses, net           -          -           75              -             -
Exercise of employee stock options       93,199         58          462              -             -
Net income                                    -          -            -              -             -
                                      ---------   --------   ----------   ------------   -----------

BALANCE AS OF DECEMBER 31, 2001       4,885,651     29,334       51,985         10,010             -

CHANGES DURING THE YEAR
Cumulative foreign currency
 translation adjustments                      -          -            -              -           539
Net loss                                      -          -            -              -             -
                                      ---------   --------   ----------   ------------   -----------

BALANCE AS OF DECEMBER 31, 2002       4,885,651     29,334       51,985         10,010           539

CHANGES DURING THE YEAR
Cumulative foreign currency
 translation adjustments                      -          -            -              -         1,465
Net loss                                      -          -            -              -             -
                                      ---------   --------   ----------   ------------   -----------

BALANCE AS OF DECEMBER 31, 2003       4,885,651     29,334       51,985         10,010         2,004
                                      =========   ========   ==========   ============   ===========
                                                                   IN US$ THOUSANDS*
                                                  --------------------------------------------------
CONVENIENCE TRANSLATION YEAR
 ENDED DECEMBER 31, 2003 (UNAUDITED)  4,885,651      6,699       11,871          2,286           458
                                      =========   ========   ==========   ============   ===========



                                          RECEIPTS                                    TOTAL
                                      ON  ACCOUNTS    CAPITAL   ACCUMULATED   SHAREHOLDERS'
                                         OF SHARES   RESERVES       DEFICIT          EQUITY
                                      ------------   --------   -----------   -------------
                                               NIS        NIS           NIS             NIS
                                      ------------   --------   -----------   -------------
                                            (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
                                      -----------------------------------------------------
BALANCE AS OF DECEMBER 31, 2000                 26      6,685       (54,753)         42,692

CHANGES DURING THE YEAR
Employee stock option expenses, net              -          -             -              75
Exercise of employee stock options             (26)         -             -             494
Net income                                       -          -         2,833           2,833
                                      ------------   --------   -----------   -------------

BALANCE AS OF DECEMBER 31, 2001                  -      6,685       (51,920)         46,094

CHANGES DURING THE YEAR
Cumulative foreign currency
 translation adjustments                         -          -             -             539
Net loss                                         -          -       (15,714)        (15,714)
                                      ------------   --------   -----------   -------------

BALANCE AS OF DECEMBER 31, 2002                  -      6,685       (67,634)         30,919

CHANGES DURING THE YEAR
Cumulative foreign currency
 translation adjustments                         -          -             -           1,465
Net loss                                         -          -       (12,987)        (12,987)
                                      ------------   --------   -----------   -------------

BALANCE AS OF DECEMBER 31, 2003                  -      6,685       (80,621)         19,397
                                      ============   ========   ===========   =============
                                                        IN US$ THOUSANDS*
                                      -----------------------------------------------------
CONVENIENCE TRANSLATION YEAR
 ENDED DECEMBER 31, 2003 (UNAUDITED)             -      1,527       (18,412)          4,429
                                      ============   ========   ===========   =============

*  See Note 2E
The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.

STATEMENT OF CASH FLOWS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2003

                                                                                                     CONVENIENCE
                                                                                                    TRANSLATION*
                                                                                                    ------------
                                                         CONSOLIDATED                     COMPANY   CONSOLIDATED
                             ----------------------------------------   -------------------------   ------------
                              YEAR ENDED    YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                             DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                    2001          2002           2003          2002          2003           2003
                             -----------   -----------   ------------   -----------   -----------   ------------
                                                                                                     (UNAUDITED)
                                                                                                    ------------
                                     NIS           NIS            NIS           NIS           NIS            US$
                             -----------   -----------   ------------   -----------   -----------   ------------
Net income (loss)                  2,833       (15,714)       (12,987)      (15,714)      (12,987)        (2,966)

ADJUSTMENTS TO RECONCILE
 NET INCOME (LOSS) TO NET
CASH FLOWS PROVIDED BY
 OPERATING ACTIVITIES:
Employee stock option
 expenses, net                        75             -              -             -             -              -
Inflationary impact on
 long-term debts                     199          (609)          (706)         (609)         (706)          (161)
Depreciation                      11,539        13,904         14,938        12,941        12,993          3,411
Amortization of goodwill               -           292            584             -             -            133
Write-off of other assets             12            26              -            26             -              -
Loss (gain) on disposal of
 fixed assets                         42          (415)          (200)           (8)         (112)           (46)
Company's share in losses
 of subsidiaries, net                  -             -              -           477         2,094              -
Minority share in
 subsidiary's net income
 (loss)                                -           198           (118)            -             -            (27)
Increase (decrease) in
employee severance
 benefits, net                      (125)          110            (62)           99           (69)           (14)
Decrease (increase) in
 trade receivables                   (14)        4,052          5,721         3,919         5,557          1,307
Decrease (increase) in
 other receivables and
 prepaid expenses                    (49)           20             20         **(26)       (1,235)             5
Decrease (increase)
 in inventories                     (793)        3,343           (632)        3,111          (222)          (144)
Increase (decrease) in
 trade payables                     (132)        3,071           (503)        3,189        (1,381)          (115)
Increase (decrease) in
 other liabilities and
 accrued expenses                 (1,714)       (2,102)           391          (746)          423             89
Accrued interest on
 convertible debenture                 -             -            105             -           105             24
                             -----------   -----------   ------------   -----------   -----------   ------------
Net cash provided by
 operating activities             11,873         6,176          6,551         6,659         4,460          1,496
                             -----------   -----------   ------------   -----------   -----------   ------------

                                                                      Eltek Ltd.

--------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2003

                                                                                                           CONVENIENCE
                                                                                                          TRANSLATION*
                                                                                                          ------------
                                                               CONSOLIDATED                     COMPANY   CONSOLIDATED
                                   ----------------------------------------   -------------------------   ------------
                                    YEAR ENDED    YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                                   DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                          2001          2002           2003          2002          2003           2003
                                   -----------   -----------   ------------   -----------   -----------   ------------
                                                                                                           (UNAUDITED)
                                                                                                          ------------
                                           NIS           NIS            NIS           NIS           NIS            US$
                                   -----------   -----------   ------------   -----------   -----------   ------------
CASH FLOWS USED IN
 INVESTING ACTIVITIES:
Investment in subsidiary                     -             -              -       (11,890)            -              -
Repayment of loan to
 Subsidiary                                  -             -              -       **1,133             -              -
Acquisition of newly -
 consolidated subsidiary
 (Annex A)                                   -        (4,259)             -             -             -              -
Purchase of fixed assets               (20,052)       (7,963)        (3,797)       (6,959)       (1,631)          (867)
Dividends declared prior to
 the acquisition and paid to
 the shareholders                            -        (2,644)             -             -             -              -
Proceeds from sale of
Fixed assets                                11           453            304            15           217             69
                                   -----------   -----------   ------------   -----------   -----------   ------------
Net cash used in
 investing activities                  (20,041)      (14,413)        (3,493)      (17,701)       (1,414)          (798)
                                   -----------   -----------   ------------   -----------   -----------   ------------
CASH FLOWS PROVIDED BY
 (USED IN) FINANCING ACTIVITIES:
Increase (decrease) in short-
term credit of three months
 or less                                 4,327         4,884         (1,388)        4,841        (1,339)          (317)
Repayment of long-term loans            (7,693)       (8,614)        (6,116)       (8,614)       (6,116)        (1,397)
Long-term loans received                12,933        11,948              -        11,948             -              -
Exercise of employee
 stock options                             494             -              -             -             -              -
Dividend distributions                       -          (625)             -             -             -              -
Issue of convertible debenture               -             -          2,166             -         2,166            495
                                   -----------   -----------   ------------   -----------   -----------   ------------
Net cash provided by (used in)
 financing activities                   10,061         7,593         (5,338)        8,175        (5,289)        (1,219)
                                   -----------   -----------   ------------   -----------   -----------   ------------
ADJUSTMENTS FROM
 TRANSLATION OF FINANCIAL
 STATEMENTS OF AUTONOMOUS
 UNITS                                       -           309            414             -             -             95
                                   -----------   -----------   ------------   -----------   -----------   ------------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS               1,893          (335)        (1,866)       (2,867)       (2,243)          (426)

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                  4,679         6,572          6,237         6,358         3,491          1,424
                                   -----------   -----------   ------------   -----------   -----------   ------------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                           6,572         6,237          4,371         3,491         1,248           998
                                   ===========   ===========   ============   ===========   ===========   ============

*   See Note 2E
**  Reclassified
The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.

--------------------------------------------------------------------------------

ADJUSTED TO NEW ISRAELI SHEKELS OF DECEMBER 2003

                                                              CONSOLIDATED
                                                              ------------
                                                                YEAR ENDED
                                                               DECEMBER 31
                                                                      2002
                                                              ------------
                                                                       NIS
                                                              ------------
                                                              IN THOUSANDS
                                                              ------------
ANNEX A - ACQUISITION OF NEWLY CONSOLIDATED SUBSIDIARY

Assets and liabilities of subsidiary at date of acquisition

Working capital (other than cash)                                    2,694
Fixed assets                                                        (4,154)
Goodwill                                                            (4,998)
Minority interests                                                   2,152
Employees severance benefits                                            47
                                                              ------------

                                                                    (4,259)
                                                              ============

ANNEX B - NON CASH INVESTING ACTIVITIES

In May 2002, the Company purchased a computer system for the price of NIS 1,262 thousand by means of a long-term loan for five years. The loan is being repaid in 48 monthly installments beginning in May 2003.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

     The Company incurred losses of approximately NIS 13 million in 2003 and has a working capital deficit of NIS 10.5 million as at December 31, 2003. The management has taken a series of measures during 2003 that are intended to put the Company on a positive track, such as a reduction in workforce and new finance arrangements with the banks as described hereafter.

     In July 2003, the Company finalized a process of restructuring its long-term loans and reached a new settlement with its banks: The restructuring included the postponement of 60% of the Company's current maturities repayments of long-term loans for ten months with Israel Discount Bank Ltd. (from June 1, 2003 to March 31, 2004) and for one year with Bank Hapoalim B.M. and Bank Leumi Le-Israel Ltd. (from July 1, 2003 to June 30, 2004) - the postponed maturities repayments will recommence in July 2004. The remaining 40% and the interest on the entire principal have been repaid monthly as scheduled.

     This refinancing was conditioned upon the injection of US$500,000 by a company controlled by the Company's major shareholder, which was given by way of issuance of a convertible debenture note, (see Note 16).

     Financial covenants in respect of such bank loans requires that the shareholders' equity be the higher of NIS 20 million or 20% of the total balance sheet. For these purposes, shareholders' equity includes the Company's outstanding convertible debenture note and excludes prepaid expenses. As at the balance sheet date, the Company is in compliance with such covenants.

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

     A further financing step undertaken by the Company's management is to enter into a "debt factoring transaction" with Investec Bank (Israel) Ltd. in amounts of up to US$ 1 million.
     The Banks agreed that such a factoring facility will be available to the Company until June 30, 2004.

     Prior to the approval of these financial statements, the Company, although not achieving the workplan goals for 2003, was awarded with additional revolving credit until June 30, 2005 and the factoring facility was extended until June 30, 2005.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - GENERAL (CONT'D)

     ACQUISITION OF KUBATRONIK LEITERPLATTEN GmbH

     On June 10, 2002, the Company signed a Share Purchase Agreement ("SPA") for the purchase of 76% of the shares of Kubatronik - Leiterplatten GmbH ("Kubatronik"). The purchase was (euro) 2.6 million (NIS 11.8 million).

     Pursuant to the agreement, the seller has the right to require the Company to purchase ("Put option"), and the Company has the right to require the seller to sell to the Company ("Call option"), the seller's remaining 24% holdings in Kubatronik. The price for the option is based on the value of the acquisition subject to certain price adjustments set forth below, but not less than (euro) 552,000 and not to exceed (euro) 920,000.

     The price adjustment mechanism for the Put option is that if the ratio of earning before tax from the revenue ("the Ratio") increases over 23% - for every 1% the price will increase by 1%. If the Ratio decreases 23% - for every 1% the price will decrease by1.25%.

     The price adjustment mechanism for the Call option is that if the Ratio increases over 23% - for every 1% the price will increase by1.5%. If the Ratio decreases 23% - for every 1% the price will decrease by 1%. All of the above is based on the last audited financial statements of Kubatronik as of the date of the seller's employment termination with Kubatronik. The seller terminated his employment on October 2003 and through June 14, 2004 did not approach the Company to exercise his option, which expires two years after his termination. The Company's management believes that the option has minimal value, and therefore did not reflect its value in the financial statements as prescribed in SFAS No. 133.

     The Company has been consolidating the accounts of Kubatronik since June 10, 2002. The acquisition made by EN-Eltek resulted in the recognition of goodwill in the amount of (euro)1.1 million (NIS 5 million).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which vary in certain significant respects from generally accepted accounting principles ("GAAP") in the U.S. , as described in Note 27.

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

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     A.   DEFINITIONS (CONT'D)

     1.   RELATED PARTIES - (cont'd)

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

     4. Comparative figures were adjusted on the basis of the CPI published for December 2003. The financial statements present comparative consolidated figures for 2001 without the Company's figures, as there is no material difference between them.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     5.   Principles of adjustment

          (a)  BALANCE SHEET

               Non-monetary assets and liabilities (such as inventories, fixed assets and shareholders' equity items) have been adjusted for changes in the CPI between the month the transaction occurred and that of December 2003.

               Monetary assets and liabilities are presented at their nominal value.

          (b)  STATEMENT OF OPERATIONS

               Income and expense items have been adjusted as follows:

               (1) Income and expense items related to non-monetary items (such as cost of materials and depreciation), or to allowances that have been established in the balance sheet (such as accruals for severance obligations and for vacation pay) have been adjusted for changes in the CPI for the related balance sheet item.

               (2) Investments in investees and the equity in the results of their operations for the current year, as well as the minority interest in subsidiaries and the share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

               (3) Other income and expense items, except for finance income and expenses, net, have been adjusted for changes in the CPI between the month the transaction occurred and December 2003.

               (4) The financing component represents financing income and expenses in real terms, as well as the effects of inflation on monetary items during the period. The amount of gain or loss resulting from the effects of inflation on monetary assets and liabilities is included as part of financing income or expenses.

          (c)  KUBATRONIK - AUTONOMOUS FOREIGN COMPANY

               The financial statements of Kubatronik are adjusted on the basis of the exchange rate of the Euro, in accordance with Section 29 of Opinion 36 of the ICPAI.

               According to the requirements of Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the balance sheet data and the statements of operations for the year then ended are translated into NIS based on the exchange rate prevailing of the foreign currency in which the financial statements of this company was prepared at the end of the year. Balance sheet items as based on the beginning of the year, and changes in equity during the year were translated according to the exchange rate of NIS at the beginning of the year or at the date of the change, respectively, and then adjusted to the changes in the CPI until December 2003.

               Differences arising from the translation were included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments".

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

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

     3. Details of the CPI and the representative exchange rates are as follows:

                                           ISRAELI   EXCHANGE RATE   EXCHANGE RATE
                                               CPI   OF ONE DOLLAR     OF ONE EURO
                                           -------   -------------   -------------
                                            POINTS             NIS             NIS
                                           -------   -------------   -------------
          For the period ended:
          December 31, 2001                 170.91           4.416           3.908
          December 31, 2002                 182.01           4.737           4.970
          DECEMBER 31, 2003                 178.58           4.379           5.533

                                                 %               %               %
                                           -------   -------------   -------------

          Changes during the year ended:
          December 31, 2001                   1.41            9.28            3.85
          December 31, 2002                   6.50            7.27           27.18
          DECEMBER 31, 2003                  (1.89)          (7.56)          11.33

     E.   PRESENTATION IN U.S. DOLLARS FOR CONVENIENCE OF THE READER

     For the convenience of the reader, the consolidated financial statements as of December 31, 2003 and for the year then ended have been translated into U.S. dollars, using the representative exchange rate as of December 31, 2003 (U.S. $1 = NIS 4.379). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

     F.   USE OF ESTIMATES

     The financial statements which were prepared in accordance with generally accepted accounting principles, include numbers based on estimates and assumptions of the management, which take the factor of materiality into consideration. Actual results may differ from such estimates.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

     I.   DERIVATIVE FINANCIAL INSTRUMENTS

     The Company entered into certain currency forward transactions to manage exposure to foreign exchange rate and inflation fluctuations.

     Since the transactions do not meet all of the hedging criteria, those transactions are measured at their fair value. Changes in fair value of such transactions are recorded as financial income or expense.

     J.   INVENTORIES

     Inventories are recorded at the lower of cost or market value. Cost is determined as follows:

     Raw materials                           - Moving average basis

     Work-in-process and completed products  - Direct production cost, plus allocated indirect expenses, all
                                               of which are on an average basis

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

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     L.   PROPERTY AND EQUIPMENT

     1.   Assets are recorded at cost.

     2. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

          Annual rates of depreciation are as follows:

                                           MOSTLY   RANGE
                                          -------  ------
                                                %       %
                                          -------  ------
          Machinery and equipment              15    5-33
          Office furniture and equipment        6    5-33
          Motor vehicles                       15   15-30
          Leasehold improvements               10    5-25

     M.   INVESTMENTS IN INVESTEE COMPANIES

     The investments in investee companies are presented using the equity method. Goodwill arising from the acquisition of investments is amortized at equal annual rates over a 10-year period, commencing from acquisition date.

     N.   DEFERRED TAXES

     Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled.

     The Company does not record deferred tax assets for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards if such temporary differences are not expected to be recovered in the foreseeable future.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     O.   STANDARD NO. 15

     In February 2002, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment in Value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

     The standard applies to the financial statements for periods starting on January 1, 2003, states that in most cases the transition will be by the "prospectively" method. The adoption of the Standard had no effect on the results of operations of the Company.

     P.   FACTORING OF FINANCIAL ASSETS

     The Company entered into accounts receivable factoring agreement with Investec Bank (Israel) Ltd. ("Investec"). Under the terms of the agreement, the Company has the option to factor receivables, with Investec on a non-recourse basis, provided that Investec approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140.

     Since August 2003, there were no cases in which the Company had to reimburse the banks for accounts receivables following business commercial disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

     As at December 31, 2003, net trade receivables amounting to NIS 4,318 thousand were factored.

     Q.   REVENUE RECOGNITION

     The Company recognizes revenues from sales of products upon delivery. Commission income is accounted for on the accrual basis. The Company accrues estimated warranty costs based on its historical experience.

     R.   RESEARCH AND DEVELOPMENT

     Research and development costs, net of grants from the Office of the Chief Scientist in the Ministry of Industry and Trade of the Government of Israel
     (OCS), are expensed as incurred.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     S.   EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share are computed based on the weighted average number of shares and share equivalents outstanding during each period, in accordance with Opinion No. 55 of the ICPAI.

     T.   EMPLOYEE STOCK OPTION EXPENSES

     The Company applies the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors. As such, the Company computes and records compensation expenses for grants whose terms are fixed with respect to the number of shares and option price only if the market price on the date of grant exceeds the exercise price of the stock option. The compensation cost for fixed plans is recorded over the period the employee performs the service to which the stock compensation relates. Since the exercise price to all option grants matched the market price of shares of the Company at the dates of grants, there is no compensation expenses to recognize and the accounting outcome of treatment under Israeli GAAP and under U.S. GAAP is identical.

     U.   EFFECTS OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION

     1. In October 2001, the Israel Accounting Standards Board (IASB) published the following two new standards:

          a. ACCOUNTING STANDARD NO. 12 - "Discontinuance of Adjustment of Financial Statements for Inflation". According to this standard, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will cease as of January 1, 2003.

               In December 2002, IASB published Standard No. 17, which determines that the implementation of Standard No. 12 will be postponed to January 1, 2004. Accordingly, the adjustment of the financial statements will be discontinued starting January 1, 2004. Until December 31, 2003, the Company had continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2003 will serve as the starting point for nominal financial reporting starting from January 1, 2004.

               The application of Accounting Standard No. 12 is liable to have a material effect on the reported business results of the Company.

               The extent of the effect of the implementation of this Standard depends on the rate of inflation, the composition of the Company's assets and its financing resources.

          b. ACCOUNTING STANDARD NO. 13 - "The Effects of Changes in Exchange Rates of Foreign Currency". The Standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation. The Standard replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect as mentioned above, and will take effect on January 1, 2004. The extent of its effect depends on the rate of inflation and changes in exchange rates.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     U.   EFFECTS OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION
          (CONT'D)

     2. In March 2004, the IASB published Accounting Standard No. 20 on the goodwill Amortization Period (hereinafter - "the Standard"). The Standard provides that goodwill will be amortized methodically, over its useful life. The amortization period must reflect the best estimate of the period in which the entity expects to derive future economic benefit from the goodwill. The amortization period shall not exceed 20 years from the first date of recognition.

          The Standard will apply to financial statements for periods beginning on or after January 1, 2004.

          The change in the amortization period of goodwill balances as of January 1, 2004 will be treated as a prospective change in estimate. Goodwill balances will be amortized methodically, over the balance of the period remaining until the end of the prescribed amortization period.

          The Company is evaluating the implications of the new Standard, but is unable, at this stage, to estimate the effect of the Standard on the financial statements.

NOTE 3 - CASH AND CASH EQUIVALENTS

                                                                                    CONVENIENCE
                                                                                    TRANSLATION
                                                                                   ------------
                                        CONSOLIDATED                     COMPANY   CONSOLIDATED
                           -------------------------   -------------------------   ------------
                           DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                  2002          2003          2002          2003           2003
                           -----------   -----------   -----------   -----------   ------------
                                                                                    (UNAUDITED)
                                                                                   ------------
                                   NIS           NIS           NIS           NIS            US$
                           -----------   -----------   -----------   -----------   ------------
                                                      (IN THOUSANDS)
                           --------------------------------------------------------------------
     New Israeli Shekels           949           537           947           537            123
     Foreign currency            5,288         3,834         2,544           711            875
                           -----------   -----------   -----------   -----------   ------------

                                 6,237         4,371         3,491         1,248            998
                           ===========   ===========   ===========   ===========   ============

     As for pledges on assets, see Note 15A.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - TRADE RECEIVABLES

                                                                                    CONVENIENCE
                                                                                    TRANSLATION
                                                                                   ------------
                                        CONSOLIDATED                     COMPANY   CONSOLIDATED
                           -------------------------   -------------------------   ------------
                           DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                  2002          2003          2002          2003           2003
                           -----------   -----------   -----------   -----------   ------------
                                                                                    (UNAUDITED)
                                                                                   ------------
                                   NIS           NIS           NIS           NIS            US$
                           -----------   -----------   -----------   -----------   ------------
                                                      (IN THOUSANDS)
                           --------------------------------------------------------------------
     Israeli customers          21,080        15,993        21,080        15,993          3,652
     Foreign customers           4,541         4,607         3,512         3,574          1,052
     Checks receivable             358           403           358           403             92
                           -----------   -----------   -----------   -----------   ------------
                                25,979        21,003        24,950        19,970          4,796

     Allowance for
      doubtful accounts           (605)       (1,216)         (573)       (1,150)          (278)
                           -----------   -----------   -----------   -----------   ------------
                                25,374        19,787        24,377        18,820          4,518
                           ===========   ===========   ===========   ===========   ============

     As at December 31, 2003 one of the customers balance accounted NIS 2,792 thousand (14.1%) of the total consolidated balance (Company - 14.8%).

     As for pledges on assets, see Note 15A.

NOTE 5 - OTHER RECEIVABLES

                                                                                    CONVENIENCE
                                                                                    TRANSLATION
                                                                                   ------------
                                        CONSOLIDATED                     COMPANY   CONSOLIDATED
                           -------------------------   -------------------------   ------------
                           DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                  2002          2003          2002          2003           2003
                           -----------   -----------   -----------   -----------   ------------
                                                                                    (UNAUDITED)
                                                                                   ------------
                                   NIS           NIS           NIS           NIS            US$
                           -----------   -----------   -----------   -----------   ------------
                                                      (IN THOUSANDS)
                           --------------------------------------------------------------------
     Employees                     153           162           153           157             37
     Subsidiaries                    -             -        *2,194         3,301              -
     Commissions and
      other receivables           *461           296          *452           295             68
     Suppliers                     573           503           564           495            115
     Government of
      Israel and
      other institutions            18            12             -            11              3
     Government of
      Germany                      418           483             -            44            110
     Insurance
      companies                    *11           806           *11           806            184
                           -----------   -----------   -----------   -----------   ------------
                                 1,634         2,262         3,374         5,109            517
                           ===========   ===========   ===========   ===========   ============

     *  Reclassified

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - INVENTORIES

                                                                                 CONVENIENCE
                                                                                 TRANSLATION
                                                                                ------------
                                     CONSOLIDATED                     COMPANY   CONSOLIDATED
                       --------------------------   -------------------------   ------------
                       DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                              2002           2003          2002          2003           2003
                       -----------   ------------   -----------   -----------   ------------
                                                                                 (UNAUDITED)
                                                                                ------------
                               NIS            NIS           NIS           NIS            US$
                       -----------   ------------   -----------   -----------   ------------
                                                    (IN THOUSANDS)
                       ---------------------------------------------------------------------
     Raw materials:
      on hand                7,620          7,522         6,840         6,541          1,718
      in transit               376            423           376           423             97
     Work-in-process         2,918          3,640         2,738         3,300            831
     Completed
     products                1,478          1,573         1,442         1,354            359
                            ------         ------        ------        ------          -----

                            12,392         13,158        11,396        11,618          3,005
                            ======         ======        ======        ======          =====

NOTE 7 - LONG-TERM INVESTMENTS

                                                                               COMPANY
                                                            --------------------------
                                                            DECEMBER 31    DECEMBER 31
                                                                   2002           2003
                                                            -----------    -----------
                                                                    NIS            NIS
                                                            -----------    -----------
     A. INVESTMENTS IN SUBSIDIARIES:

     Cost of shares and long-term loan (1)                      *10,757         10,757
     Accumulated deficit                                          *(113)        (2,122)
     Adjustments from translation of financial statements           539          2,004
                                                                -------         ------

                                                                 11,183         10,639
                                                                =======         ======

     Offset by a provision for losses                            (1,991)        (2,076)
                                                                =======         ======

     *  Reclassified

     (1) Includes long-term loan in the amount of NIS 10,678 thousand

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - LONG-TERM INVESTMENTS (CONT'D)

                                                                        COMPANY
                                                     --------------------------
                                                     DECEMBER 31    DECEMBER 31
                                                            2002           2003
                                                     -----------    -----------
                                                             NIS            NIS
                                                     -----------    -----------
     B. CHANGES IN THE INVESTMENTS IN SUBSIDIARIES

     Balance at the beginning of the year                 (1,627)         9,192

     Changes during the year:

     Investment in shares                                     79              -
     Investment in long- term loan, net                   11,811              -
     Share in losses                                        (477)        (2,094)
     Loan repayment                                      *(1,133)             -
     Adjustments from the translation of
     financial statements                                    539          1,465
                                                         -------         ------

     Balance at the end of the year                        9,192          8,563
                                                         =======         ======

     Presented in assets                                  11,183         10,639
                                                         =======         ======

     Presented in liabilities                             (1,991)        (2,076)
                                                         =======         ======

     * Reclassified

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - PROPERTY AND EQUIPMENT, NET

     A.   CONSOLIDATED

                                                                                             CONVENIENCE
                                                   DECEMBER 31, 2003                         TRANSLATION
                          ---------------------------------------------------------------    -----------
                          MACHINERY                                      OFFICE
                                AND       LEASEHOLD      MOTOR    FURNITURE AND              DECEMBER 31
                          EQUIPMENT    IMPROVEMENTS   VEHICLES        EQUIPMENT     TOTAL           2003
                          ---------    ------------   --------    -------------   -------    -----------
                                                                                             (UNAUDITED)
                                                                                             -----------
                                NIS             NIS        NIS              NIS       NIS            US$
                          ---------    ------------   --------    -------------   -------    -----------
     COST
     Balance as of
      December 31, 2002     129,191          26,631      2,176            6,368   164,366         37,535
     Translation
      adjustments             1,750             258         88              578     2,674            611
     Additions                2,986             607        132               72     3,797            867
     Disposals                  (27)              -       (922)               -      (949)          (217)
                            -------          ------      -----            -----   -------         ------

     Balance as of
      December 31, 2003     133,900          27,496      1,474            7,018   169,888         38,796
                            -------          ------      -----            -----   -------         ------

     ACCUMULATED
      DEPRECIATION
     Balance as of
      December 31, 2002      87,127          15,978      1,572            5,657   110,334         25,196
     Translation
      adjustments             1,296             165         69              550     2,080            475
     Depreciation
      during the year        12,343           2,073        263              259    14,938          3,411
     Disposals                   (6)              -       (839)               -      (845)          (193)
                            -------          ------      -----            -----   -------         ------

     Balance as of
      December 31, 2003     100,760          18,216      1,065            6,466   126,507         28,889
                            -------          ------      -----            -----   -------         ------

     NET BALANCE AS OF
      DECEMBER 31, 2003      33,140           9,280        409              552    43,381          9,907
                            =======          ======      =====            =====   =======         ======

     NET BALANCE AS OF
      DECEMBER 31, 2002      42,064          10,653        604              711    54,032
                            =======          ======      =====            =====   =======

     As for pledges on assets, see Note 15A.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - PROPERTY AND EQUIPMENT, NET

     B.   COMPANY

                                                  DECEMBER 31, 2003
                          ------------------------------------------------------------------
                          MACHINERY                                      OFFICE
                                AND       LEASEHOLD      MOTOR    FURNITURE AND
                          EQUIPMENT    IMPROVEMENTS   VEHICLES        EQUIPMENT        TOTAL
                          ---------    ------------   --------    -------------    ---------
                                NIS             NIS        NIS              NIS          NIS
                          ---------    ------------   --------    -------------    ---------
                                                    (IN THOUSANDS)
                          ------------------------------------------------------------------
     COST
     Balance as of
      December 31, 2002     116,204          24,718      1,526            2,082      144,530
     Additions                1,078             547          -                6        1,631
     Disposals                  (27)              -       (664)               -         (691)
                            -------          ------      -----            -----      -------

     Balance as of
      December 31, 2003     117,255          25,265        862            2,088      145,470
                            -------          ------      -----            -----      -------

     ACCUMULATED
      DEPRECIATION
     Balance as of
      December 31, 2002      77,513          14,750      1,058            1,580       94,901
     Depreciation
      during the year        10,676           1,988        179              150       12,993
     Disposals                   (6)              -       (580)               -         (586)
                            -------          ------      -----            -----      -------

     Balance as of
      December 31, 2003      88,183          16,738        657            1,730      107,308
                            -------          ------      -----            -----      -------

     NET BALANCE AS OF
      DECEMBER 31, 2003      29,072           8,527        205              358       38,162
                            =======          ======      =====            =====      =======

     NET BALANCE AS OF
      DECEMBER 31, 2002      38,691           9,968        468              502       49,629
                            =======          ======      =====            =====      =======

     As for pledges on assets, see Note 15A.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - GOODWILL

                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                          ------------
                                                                          CONSOLIDATED    CONSOLIDATED
                                                           ---------------------------    ------------
                                                           DECEMBER 31     DECEMBER 31     DECEMBER 31
                                                                  2002            2003            2003
                                                           -----------     -----------    ------------
                                                                                           (UNAUDITED)
                                                                                          ------------
                                                                   NIS             NIS             US$
                                                           -----------     -----------    ------------
     Balance at the beginning of the year                            -           4,973           1,135
     Goodwill of subsidiary at date of acquisition               4,998               -               -
     Goodwill amortization                                        (292)           (584)           (133)
     Adjustment from translation of financial statements           267             583             133
                                                                 -----           -----           -----

                                                                 4,973           4,972           1,135
                                                                 =====           =====           =====

NOTE 10 - SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBTS

                                                                                                      CONVENIENCE
                                                                                                      TRANSLATION
                                                                                                     ------------
                                                          CONSOLIDATED                     COMPANY   CONSOLIDATED
                                            --------------------------  --------------------------   ------------
                                            DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                                   2002           2003          2003          2003           2003
                                   ANNUAL   -----------   ------------   -----------   -----------   ------------
                            INTEREST RATE                                                             (UNAUDITED)
                            -------------                                                            ------------
                                        %           NIS            NIS           NIS           NIS            US$
                            -------------   -----------   ------------   -----------   -----------   ------------
                                                                (IN THOUSANDS)
                            -------------------------------------------------------------------------------------
     In New Israeli
      Shekels
      (unlinked)                  7.4-8.2        13,345         12,100        13,345        12,100          2,763
     In U.S. dollars            2.75-3.45         1,645          1,551         1,645         1,551            354
     In Euro                                         43              -             -             -
     Current
      maturities
      of long-term
      liabilities to
      banks                                       5,698          5,810         5,698         5,810          1,327
                                                 ------         ------        ------        ------          -----

                                                 20,731         19,461        20,688        19,461          4,444
                                                 ======         ======        ======        ======          =====

     As to pledges securing the credit, see Note 15A.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - TRADE PAYABLES

                                                                                      CONVENIENCE
                                                                                      TRANSLATION
                                                                                     ------------
                                          CONSOLIDATED                     COMPANY   CONSOLIDATED
                            --------------------------   -------------------------   ------------
                            DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                   2002           2003          2002          2003           2003
                            -----------   ------------   -----------   -----------   ------------
                                                                                      (UNAUDITED)
                                                                                     ------------
                                    NIS            NIS           NIS           NIS            US$
                            -----------   ------------   -----------   -----------   ------------
                                                         (IN THOUSANDS)
                            ---------------------------------------------------------------------
     Israeli suppliers           18,193         12,054        18,193        12,054          2,752
     Foreign suppliers            3,309          5,927         3,059         4,759          1,354
                                 ------         ------        ------        ------          -----
                                 21,502         17,981        21,252        16,813          4,106
     Checks payable               1,194          4,333         1,194         4,333            989
                                 ------         ------        ------        ------          -----

                                 22,696         22,314        22,446        21,146          5,095
                                 ======         ======        ======        ======          =====
     Including current
      maturities of long-
      term debt related
      to capital leases             201            282           201           282             64
                                 ======         ======        ======        ======          =====

NOTE 12 - OTHER LIABILITIES AND ACCRUED EXPENSES

                                                                                       CONVENIENCE
                                                                                       TRANSLATION
                                                                                      ------------
                                           CONSOLIDATED                     COMPANY   CONSOLIDATED
                             --------------------------   -------------------------   ------------
                             DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                    2002           2003          2002          2003           2003
                             -----------    -----------   -----------   -----------   ------------
                                                                                       (UNAUDITED)
                                                                                      ------------
                                     NIS            NIS           NIS           NIS            US$
                             -----------    -----------   -----------   -----------   ------------
                                                         (IN THOUSANDS)
                             ---------------------------------------------------------------------
     Accrued payroll
      and related benefits         3,385          3,747         2,794         3,134            855
     Vacation pay                  2,335          2,232         2,256         2,099            510
     Government of
      Israel and other
      institutions                   356            372           356           372             85
     Government of
      Germany and
      other German
      institutions                   144              7             -             -              2
     Accrued expenses              1,306          1,822         1,097         1,333            416
     Other liabilities               394            375           387           375             86
                                   -----          -----         -----         -----          -----

                                   7,920          8,555         6,890         7,313          1,954
                                   =====          =====         =====         =====          =====

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

     CONSOLIDATED AND COMPANY

     A.   BANKS

                                                                                CONVENIENCE
                                                                                TRANSLATION
                                                                                -----------
                                                  DECEMBER 31    DECEMBER 31    DECEMBER 31
                                                         2002           2003           2003
                                        ANNUAL    -----------    -----------    -----------
                                 INTEREST RATE                                  (UNAUDITED)
                                 -------------                                  -----------
                                             %            NIS            NIS            US$
                                 -------------    -----------    -----------    -----------
                                                       (IN THOUSANDS)
                                 ----------------------------------------------------------
     LINKAGE TERMS

     U.S. dollar                     2.63-3.28         13,284          9,349          2,135
     CPI                             5.95-7.05          9,599          6,250          1,427
     Unlinked                            7.1-8          2,548          3,245            741
                                                       ------         ------         ------
                                                       25,431         18,844          4,303
     Less - current maturities                         (5,698)        (5,810)        (1,327)
                                                       ------         ------         ------
                                                       19,733         13,034          2,976
                                                       ======         ======         ======

     B.   CAPITAL LEASES

                                                                                CONVENIENCE
                                                                                TRANSLATION
                                                                                -----------
                                                  DECEMBER 31    DECEMBER 31    DECEMBER 31
                                                         2002           2003           2003
                                        ANNUAL    -----------    -----------    -----------
                                 INTEREST RATE                                  (UNAUDITED)
                                 -------------                                  -----------
                                             %            NIS            NIS            US$
                                 -------------    -----------    -----------    -----------
                                                       (IN THOUSANDS)
                                 ----------------------------------------------------------
     U.S. dollars linked                   1.6          1,199            940            215

     Less - current maturities                           (201)          (282)           (64)
                                                       ------         ------          -----

                                                          998            658            151
                                                       ======         ======          =====

     TOTAL LONG-TERM DEBT                              20,731         13,692          3,127
                                                       ======         ======          =====

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES (CONT'D)

     C. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2003 are as follows:

                                                                   CONVENIENCE
                                                                   TRANSLATION
                                                                   -----------
                                       DECEMBER 31   DECEMBER 31   DECEMBER 31
                                              2002          2003          2003
                                       -----------   -----------   -----------
                                                                   (UNAUDITED)
                                                                   -----------
                                               NIS           NIS           US$
                                       -----------   -----------   -----------
                                                    (IN THOUSANDS)
                                       ---------------------------------------
     First year (current maturities)         5,899         6,092         1,391
                                            ------        ------         -----

     Second year                             7,346         7,176         1,639
     Third year                              7,034         5,067         1,157
     Fourth year                             4,915         1,449           331
     Fifth year and thereafter               1,436             -             -
                                            ------        ------         -----
                                            20,731        13,692         3,127
                                            ------        ------         -----

                                            26,630        19,784         4,518
                                            ======        ======         =====

     As to pledges securing the loans - see Note 15A.

NOTE 14 - EMPLOYEE SEVERANCE BENEFITS, NET

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

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - EMPLOYEE SEVERANCE BENEFITS, NET (CONT'D)

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

     4.   Details of the provision and amounts funded in respect of CSPF:

                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                        ------------
                                          CONSOLIDATED                       COMPANY    CONSOLIDATED
                           ---------------------------    --------------------------    ------------
                           DECEMBER 31     DECEMBER 31    DECEMBER 31    DECEMBER 31     DECEMBER 31
                                  2002            2003           2002           2003            2003
                           -----------     -----------    -----------    -----------    ------------
                                                                                         (UNAUDITED)
                                                                                        ------------
                                   NIS             NIS            NIS            NIS             US$
                           -----------     -----------    -----------    -----------    ------------
                                                        (IN THOUSANDS)
                           -------------------------------------------------------------------------
     Liability for
      employee
      severance benefits         3,821           3,792          3,696          3,622             866

     Assets held for
      severance benefits        (2,827)         (2,852)        (2,763)        (2,758)           (651)
                                ------          ------         ------         ------            ----

     Employee severance
      benefits, net                994             940            933            864             215
                                ======          ======         ======         ======            ====

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

     A.   1.   The Company has pledged certain assets and the rights to any insurance claims on such assets to secure its indebtedness with banks, as well as floating lien on all its remaining assets in favor of the banks.

          2. As a guarantee of the implementation of the approved projects and in compliance with the conditions of the approval (see Note 24A), pledges have been recorded on the Company's assets in favor of the State of Israel.

          3. The Company has also pledged a computer system to a supplier to secure its indebtedness.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

          4. According to the terms of the agreement with the banks, the Company has been required that the shareholders' equity be the higher of NIS 20 million or 20% of the total balance sheet (see also Note 1 above). In addition, the Company has been required to partially repay the current debt by way of future divestitures of specific assets, in the event that the assets are sold.

          5. The Company has signed a factoring agreement pursuant to which it entitled to a $ 1 million credit line until June 30, 2005, in consideration for the assignment of an equal amount of its trade receivable.

     B.   1.   In June 2002, an action was initiated by a former employee,
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

          2. In the year 2002, one of the Company's customers demanded that the Company pay compensation of approximately $250,000 with respect to damages claimed to have been incurred as a result of the use of defective PCB that were manufactured and supplied by the Company. Although, the Company disagrees with the customer's claim, it is trying to resolve this issue out of court and has recorded a provision in respect of its self- coverage insurance. (See also Note 23).

     C. As of December 31, 2003, the Company and Kubatronik are committed to purchase equipment, services and inventories costing approximately NIS
          3.4 million (Company - NIS 3.3 million).

     D.   1.   The premises occupied by the Company and Kubatronik are leased under operating agreements which expire in December 2011 and June
               2008, respectively.

          2. Two parking areas that serve the employees of the Company and Kubatronik are leased under operating agreements which expire in December 2006 and December 2010, respectively.

          3. Four production machines are leased under operating agreements which expire in May and October 2005, September 2007 and June 2008.

          4. The Company has signed maintenance agreements for production equipment which expire in July and December 2004 and March 2005.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

          5. Fifteen vehicles are leased under three years operating agreements.

          6. The Company has signed an agreement for strategic consulting that will be performed during 2004.

               Minimum future payments due under the above agreements are as follows:

                                                                          CONVENIENCE
                                                                          TRANSLATION
                                                                         ------------
                                           CONSOLIDATED        COMPANY   CONSOLIDATED
                                           ------------   ------------   ------------
                                            DECEMBER 31    DECEMBER 31    DECEMBER 31
                                                   2003           2003           2003
                                           ------------   ------------   ------------
                                                                          (UNAUDITED)
                                                                         ------------
                                                    NIS            NIS            US$
                                           ------------   ------------   ------------
                                                         (IN THOUSANDS)
                                           ------------------------------------------
               First year                         6,149          5,484          1,404
               Second year                        5,479          4,923          1,251
               Third year                         4,944          4,466          1,129
               Fourth year                        4,419          3,919          1,009
               Fifth year and thereafter         12,604         12,328          2,879
                                           ------------   ------------   ------------
                                                 33,595         31,120          7,672
                                           ============   ============   ============

NOTE 16 - CONVERTIBLE DEBENTURE NOTE

     In July 2003, the Company issued a convertible debenture note ("the Note") in the principal amount of $ 500,000 to Merhav M.N.F - an Israeli company controlled by the Company's major shareholder ("Merhav").

     The Note will be due in full four years from its issuance date. The Note bears interest at the rate of 10% per year, compounded on a quarterly basis.

     Merhav has the right, at any time, to convert the Note and any accrued interest thereon into ordinary shares of the Company at a price of $ 0.33 per ordinary share. The Company may at its sole discretion repay the accrued interest on the principal of the Note to Merhav.

     As of December 31, 2003, the Note including accrued interest is convertible into 1,587,921 ordinary shares which constitutes 24.5% of the company's ordinary shares after conversion.

     Subsequent to the balance sheet date, $ 200,000 out of the Note was converted into 606,060 ordinary shares.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - SHAREHOLDERS' EQUITY

     A.   AUTHORIZED, ISSUED AND PAID UP SHARE CAPITAL IN HISTORICAL TERMS IS AS
          FOLLOWS:

                                                     AUTHORIZED   ISSUED AND PAID
                                                 --------------   ---------------
                                                    DECEMBER 31       DECEMBER 31
                                                  2002 AND 2003     2002 AND 2003
                                                 --------------   ---------------
                                                 (IN THOUSANDS)    (IN THOUSANDS)
                                                 --------------   ---------------
     Number of shares:
     Ordinary Shares of par value NIS 0.6 each           50,000             4,886

     Amount in nominal NIS:
     Ordinary Shares of par value NIS 0.6 each           30,000             2,932

     B.   OPTIONS

     In January 1997, the Company adopted the Eltek Ltd. 1996 Stock Option Plan (the "Plan"). The Plan authorizes the issuance of options to purchase an aggregate number of 474,000 ordinary shares. The options generally (i) expire on the fifth anniversary of the day of grant, (ii) vest ratably over a three year period (iii) may not be exercised for a period of one year from the date of grant, and (iv) can be converted as the basis of one option per share.

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

     As of December 31, 2003, options for the purchase of 144,999 ordinary shares having exercise prices ranging from $ 1.375 to $ 1.75 per share had been granted under the Plan. Of such options 107,999 options have been exercised.

     In addition to the options that were granted under the Plan, the Company granted options with no additional consideration payable upon their exercise to a former officer and certain key employees in January 1997 of which 16,000 options have been exercised into ordinary shares.

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

     As of December 31, 2003, options for the purchase of 416,333 ordinary shares having exercise price of $ 4.375 per share had been granted under the New Plan.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - SHAREHOLDERS' EQUITY (CONT'D)

     B.   OPTIONS (CONT'D)

     A summary of the Company's plans and the other options that were granted to the Company's employees is presented below:

                                                        NUMBER         WEIGHTED
                                                            OF          AVERAGE
                                                       OPTIONS   EXERCISE PRICE
                                                   -----------   --------------
                                                                            US$
                                                   -----------   --------------
     Balance as at December 31, 2000                   771,766              3.82
                                       Granted          21,800              4.38
                                       Forfeited      (130,800)             4.35
                                       Exercised       (93,199)             1.27
                                                   -----------

     Balance as at December 31, 2001                   569,567              4.07

                                       Forfeited       (30,634)             3.80
                                                   -----------

     Balance as at December 31, 2002                   538,933              4.09

                                       Forfeited       (85,600)             3.70
                                                   -----------

     BALANCE AS AT DECEMBER 31, 2003                   453,333              4.16
                                                   ===========

     The following table summarizes information concerning options outstanding at December 31, 2003.

                                                              NUMBER OF        NUMBER OF
                                                                OPTIONS          OPTIONS
                                                         OUTSTANDING AT   EXERCISABLE AT          REMAINING
                                       EXERCISE PRICES      DECEMBER 31      DECEMBER 31   CONTRACTUAL LIFE
                                               (U.S.$)             2003             2003         (IN YEARS)
                                       ---------------   --------------   --------------   ----------------
                                                  1.75           37,000           37,000                0.9
                                                  4.38          402,733          402,733                1.6
                                                  4.38           13,600            9,067                2.4
                                                         --------------   --------------

                                                                453,333          448,800
                                                         ==============   ==============

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - REVENUES

     A.   REVENUES BY ACTIVITIES

                                                                                                       CONVENIENCE
                                                                                                       TRANSLATION
                                                                                                      ------------
                                                           CONSOLIDATED                     COMPANY   CONSOLIDATED
                               ----------------------------------------   -------------------------   ------------
                                YEAR ENDED    YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                               DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                      2001          2002           2003          2002          2003           2003
                               -----------   -----------   ------------   -----------   -----------   ------------
                                                                                                       (UNAUDITED)
                                                                                                      ------------
                                       NIS           NIS            NIS           NIS           NIS            US$
                               -----------   -----------   ------------   -----------   -----------   ------------
     Sales of
       manufactured products       117,078       107,409        107,212        99,919        92,691         24,483
     Sales of non-
       manufactured products           671           105            786           105           786            179
     Commissions                     2,171           521            305           521           340             70
                               -----------   -----------   ------------   -----------   -----------   ------------
                                   119,920       108,035        108,303       100,545        93,817         24,732
                               ===========   ===========   ============   ===========   ===========   ============

     B.   REVENUES BY GEOGRAPHIC AREAS

                                                                                                       CONVENIENCE
                                                                                                       TRANSLATION
                                                                                                      ------------
                                                           CONSOLIDATED                     COMPANY   CONSOLIDATED
                               ----------------------------------------   -------------------------   ------------
                                YEAR ENDED    YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                               DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                      2001          2002           2003          2002          2003           2003
                               -----------   -----------   ------------   -----------   -----------   ------------
                                                                                                       (UNAUDITED)
                                                                                                      ------------
                                       NIS           NIS            NIS           NIS           NIS            US$
                               -----------   -----------   ------------   -----------   -----------   ------------
     Israel                         95,168        81,839         72,584        81,839        72,619         16,575
     Germany                             *             *         15,636             *             *          3,571
     Other foreign (mainly
       to Europe)                   24,752        26,196         20,083        18,706        21,198          4,586
                               -----------   -----------   ------------   -----------   -----------   ------------
                                   119,920       108,035        108,303       100,545        93,817         24,732
                               ===========   ===========   ============   ===========   ===========   ============

     * Less than 10%

     Revenues, except for commissions which are attributed to Israel, are attributed to countries based on the location of customers.

     C. (1) During the years ended December 31, 2002 and 2003 there were no major customers who accounted for more than 10% of the consolidated revenues (in 2001 - one major customer accounted for 12.2% of the consolidated revenues).

          (2) During the year ended December 31, 2003, the Company had two major customers who accounted for NIS 9,864 thousand (10.5%) and NIS 9,522 thousand (10.2%) of the total revenues (in 2002 - there were no major customers who accounted for more than 10% of the revenues).

     D.   SEGMENT REPORTING

          The management of the Company considers the operation of the Company to be defined under one reporting segment, thus no segment reporting is required under accounting standard No. 11 to the IASB.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - COST OF REVENUES

                                                                                                       CONVENIENCE
                                                                                                       TRANSLATION
                                                                                                      ------------
                                                           CONSOLIDATED                     COMPANY   CONSOLIDATED
                               ----------------------------------------   -------------------------   ------------
                                YEAR ENDED    YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                               DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                      2001          2002           2003          2002          2003           2003
                               -----------   -----------   ------------   -----------   -----------   ------------
                                                                                                       (UNAUDITED)
                                                                                                      ------------
                                       NIS           NIS            NIS           NIS           NIS            US$
                               -----------   -----------   ------------   -----------   -----------   ------------
     Cost of materials
       and non-
       manufactured
       products (1)                 41,112        39,434         37,810        38,251        35,370          8,635
     Payroll and
       related benefits             36,070        35,541         33,086        32,976        27,240          7,555
     Employee stock
       option expenses,
       net                              42             -              -             -             -              -
     Manufacturing
       expenses                     15,010        17,021         17,989        16,244        15,971          4,108
     Depreciation                   10,970        13,488         14,517        12,561        12,665          3,315
     Changes in
       inventories of
       completed
       products and
       work-in-process              (1,869)          974           (759)          946          (443)          (173)
                               -----------   -----------   ------------   -----------   -----------   ------------
                                   101,335       106,458        102,643       100,978        90,803         23,440
                               ===========   ===========   ============   ===========   ===========   ============

     (1) The Company has three major suppliers of raw material, each of whom supplies more than 10% of its raw material. The following table shows the amounts of the purchases from each of the three suppliers:

                                                                                        CONVENIENCE
                                                                                        TRANSLATION
                                                                                       ------------
                                        CONSOLIDATED                         COMPANY   CONSOLIDATED
                       -----------------------------   -----------------------------   ------------
                         PERCENTAGE OF                   PERCENTAGE OF
                       TOTAL PURCHASES                 TOTAL PURCHASES
                              FROM RAW    YEAR ENDED          FROM RAW    YEAR ENDED     YEAR ENDED
                              MATERIAL   DECEMBER 31          MATERIAL   DECEMBER 31    DECEMBER 31
                             SUPPLIERS          2003         SUPPLIERS          2003           2003
                       ---------------   -----------   ---------------   -----------   ------------
                                                                                        (UNAUDITED)
                                                                                       ------------
                                     %           NIS                 %           NIS            US$
                       ---------------   -----------   ---------------   -----------   ------------
          Supplier 1              20.4         7,665              21.9         7,665          1,750
          Supplier 2              19.3         7,254              20.7         7,254          1,657
          Supplier 3                 *             *              10.2         3,590              *

          * Less than 10%

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES (INCOME), NET

     CONSOLIDATED AND COMPANY

                                                                     CONVENIENCE
                                                                     TRANSLATION
                                                                     -----------
                            YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                           DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                  2001          2002          2003          2003
                           -----------   -----------   -----------   -----------
                                                                     (UNAUDITED)
                                                                     -----------
                                   NIS           NIS           NIS           US$
                           -----------   -----------   -----------   -----------
                                              (IN THOUSANDS)
                           -----------------------------------------------------
     Payroll and
       payments to
       subcontractors              719             -             -             -
     Raw materials                 139             -             -             -
     Depreciation                  184             -             -             -
     (Approved)
       unapproved grants
       from the OCS               (644)          116           (18)           (4)
                           -----------   -----------   -----------   -----------

                                   398           116           (18)           (4)
                           ===========   ===========   ===========   ===========

     In January 1999, the Company joined a consortium of companies operating in the electronic equipment industry. The consortium was established for a period which ended in July 2001. The consortium was under the supervision of the OCS. Within the framework of the consortium, the Company specialized in High Density Interconnect ("HDI") technology.

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

     Unapproved reimbursements from the OCS relating to research and development expenses that were debited in 2001 in the amount of NIS 116 thousand were included in research and development expenses, net in the year 2002.

     In 2003, after the consortium has been discontinued, a surplus amount of money was distributed among the members and has been recorded as an income.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                                                                  ------------
                                                       CONSOLIDATED                     COMPANY   CONSOLIDATED
                           ----------------------------------------   -------------------------   ------------
                            YEAR ENDED    YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                           DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                  2001          2002           2003          2002          2003           2003
                           -----------   -----------   ------------   -----------   -----------   ------------
                                                                                                   (UNAUDITED)
                                                                                                  ------------
                                   NIS           NIS            NIS           NIS           NIS            US$
                           -----------   -----------   ------------   -----------   -----------   ------------
     Payroll and
       related benefits          6,148         6,930          7,386         5,805         5,674          1,687
     Employee stock
       option
       expenses, net                33             -              -             -             -              -
     Commissions                   751          *597          1,232           788           802            281
     Export and
       delivery
       expenses                  1,472        *1,400          1,275         1,261           972            291
     Office
       maintenance                 856           815            870           756           676            199
     Travelling                    510           631            422           565           349             96
     Depreciation                  385           416            421           380           328             96
     Professional
       services                  1,767         1,757          1,420         1,334         1,012            324
     Car maintenance               497           605            579           533           516            132
     Public relations
       with investors              699           687            383           687           383             87
     Other                       1,155         1,314          1,008         1,296           975            231
                           -----------   -----------   ------------   -----------   -----------   ------------

                                14,273        15,152         14,996        13,405        11,687          3,424
                           ===========   ===========   ============   ===========   ===========   ============

     *  Reclassified

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - FINANCIAL EXPENSES, NET

                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                                                                  ------------
                                                       CONSOLIDATED                     COMPANY   CONSOLIDATED
                           ----------------------------------------   -------------------------   ------------
                            YEAR ENDED    YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                           DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                  2001          2002           2003          2002          2003           2003
                           -----------   -----------   ------------   -----------   -----------   ------------
                                                                                                   (UNAUDITED)
                                                                                                  ------------
                                   NIS           NIS            NIS           NIS           NIS            US$
                           -----------   -----------   ------------   -----------   -----------   ------------
     Expenses on
       long- term
       loans net of
       erosion                   1,663           862            399           862           399             91
     Expenses on
       short-term
       credit
       and bank
       charges net of
       erosion                     885           612          1,706           598         1,692            390
     Expenses on
       convertible
       debenture note                -             -            112             -           112             26
     Gain from
       derivative
       instruments                 (71)            -              -             -             -              -
     Other financing
       expenses
       (income), net              (678)          (31)           772          (379)           23            176
                           -----------   -----------   ------------   -----------   -----------   ------------

                                 1,799         1,443          2,989         1,081         2,226            683
                           ===========   ===========   ============   ===========   ===========   ============

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23 - OTHER INCOME (EXPENSES), NET

                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                                                                  ------------
                                                       CONSOLIDATED                     COMPANY   CONSOLIDATED
                           ----------------------------------------   -------------------------   ------------
                            YEAR ENDED    YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                           DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                  2001          2002           2003          2002          2003           2003
                           -----------   -----------   ------------   -----------   -----------   ------------
                                                                                                   (UNAUDITED)
                                                                                                  ------------
                                   NIS           NIS            NIS           NIS           NIS            US$
                           -----------   -----------   ------------   -----------   -----------   ------------
     Indemnification
       to customer (1)               -          (116)          (161)         (116)         (161)           (37)
     Litigation (2)                760             -              -             -             -              -
     Gain (loss) on
       disposals of
       fixed assets, net           (42)          415            200             8           112             46
     Customs charges                 -             -            (59)            -           (59)           (14)
     Other expenses                  -            (9)             -             -             -              -
                           -----------   -----------   ------------   -----------   -----------   ------------

                                   718           290            (20)         (108)         (108)            (5)
                           ===========   ===========   ============   ===========   ===========   ============

     (1) During 2002, the Company received a demand from one of its customers to compensate it with respect to damages it claimed to have occurred as a result of the use of defective PCB that were manufactured and supplied by the Company. The Company has recorded a provision in respect of its estimated compensation cost.

     (2) In April 2000, the Company served legal suit against a former employee. The former employee agreed to settle the claim by paying the Company NIS 760 thousand. During 2001, the Company received this sum.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - TAXES ON INCOME

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

     Entitlement to the above benefits is conditional upon the Company complying with the conditions stipulated by the Law and the regulations promulgated thereunder, as well as the criteria set forth in the approval for the specific investment in the "approved enterprise". In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Company may be required to refund the amount of the cancelled benefits, together with CPI linkage adjustment and interest. See Note 15(A)(2) for a pledge registered in this respect.

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

     Dividends paid out of income derived from an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the Alternative Benefits track will be subject to corporate tax at the otherwise applicable rate of 25% in respect of the gross amount of the dividend if it pays a dividend out of income derived from its approved enterprise during the tax exemption period.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - TAXES ON INCOME (CONT'D)

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

     C.   CARRYFORWARD TAX LOSSES

     As of December 31, 2003, the consolidated tax loss carryforwards was approximately NIS 62.4 million (Company - NIS 58.6 million). As discussed in Note 2N above, no deferred tax asset has been recorded in respect of these losses as available evidence indicates that it is not expected that such assets will be realized in the foreseeable future. The tax loss carryforward was revised to include the estimated accumulated effect of a change in depreciation expenses for tax purposes, derived from 2000 tax report submission.

     D.   INCOME TAX ASSESSMENTS

     The Company has received final tax assessments through the 1995 tax year.

     Kubatronik is subject to German corporate tax of approximately 38% and has received final tax assessments through the 1999 tax year.

     The Company's other subsidiaries have not yet received any final tax assessments since incorporation.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - TAXES ON INCOME (CONT'D)

     E.   RECONCILIATION OF THE THEORETICAL TAX EXPENSE TO THE ACTUAL TAX
          EXPENSE

     A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate of 36% applicable to income of companies in Israel, and the actual tax expense, is as follows:

                                                                                                  CONVENIENCE
                                                                                                  TRANSLATION
                                                                                                 ------------
                                                      CONSOLIDATED                     COMPANY   CONSOLIDATED
                           ---------------------------------------   -------------------------   ------------
                            YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                           DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                  2001          2002          2003          2002          2003           2003
                           -----------   -----------   -----------   -----------   -----------   ------------
                                                                                                  (UNAUDITED)
                                                                                                 ------------
                                   NIS           NIS           NIS           NIS           NIS            US$
                           -----------   -----------   -----------   -----------   -----------   ------------
     Income (loss)
      before taxes as
      reported in the
      statement of
      operations                 2,833       (15,136)      (12,911)      (15,143)      (10,989)        (2,949)
                           ===========   ===========   ===========   ===========   ===========   ============
     Statutory tax
     Statutory tax on
      the above
      amount (36%)               1,019        (5,448)       (4,648)       (5,451)       (3,956)        (1,061)
     Difference
      between the tax
      rate applicable to
      a foreign
      subsidiary and
      the rate
      applicable to
      the Company                   15            75             4             -             -              1
     TIMING
      DIFFERENCES IN
      RESPECT OF WHICH
      NO DEFERRED
      TAXES WERE
      RECORDED:
     Loss
      carryforward for
      tax purposes              (3,124)        4,391         2,217         4,215         1,942            506
     Depreciation                2,028         1,227         1,931           880         1,231            441
     Other                        (529)           27           160             5           123             37
                           -----------   -----------   -----------   -----------   -----------   ------------
                                  (591)          272          (336)         (351)         (660)           (76)
                           -----------   -----------   -----------   -----------   -----------   ------------
     Non-deductible
      operating
      expenses                     234           157            87           157            87             20
     Others                        357           (49)          443           288           477            100
                           -----------   -----------   -----------   -----------   -----------   ------------
     Tax on income                   -           380           194            94           (96)            44
                           ===========   ===========   ===========   ===========   ===========   ============

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - TAXES ON INCOME (CONT'D)

     F.   DEFERRED TAXES

                                                                                     CONVENIENCE
                                                                                     TRANSLATION
                                                                                    ------------
                                         CONSOLIDATED                     COMPANY   CONSOLIDATED
                            -------------------------   -------------------------   ------------
                            DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                   2002          2003          2002          2003           2003
                            -----------   -----------   -----------   -----------   ------------
                                                                                     (UNAUDITED)
                                                                                    ------------
                                    NIS           NIS           NIS           NIS            US$
                            -----------   -----------   -----------   -----------   ------------
                                                       (IN THOUSANDS)
                            --------------------------------------------------------------------
     Deferred tax assets:
      Allowance for
      doubtful accounts             206           491           206           467            112
      Severance pay                 358           338           336           311             77
      Bonus and
      vacation pay                  796           804           796           756            184
      Loss carryforward
      for tax purposes           18,968        22,471        18,792        21,087          5,132

     Deferred tax
      liabilities:
      Inventories                    (3)          (21)           (3)          (21)            (5)
      Fixed assets               (7,557)       (5,626)       (7,903)       (6,673)        (1,285)
     Translation
      adjustments                  (194)         (444)         (194)         (444)          (101)
                            -----------   -----------   -----------   -----------   ------------

                                 12,574        18,013        12,030        15,483          4,114
     Valuation
      allowance                 (12,574)      (18,013)      (12,030)      (15,483)        (4,114)
                            -----------   -----------   -----------   -----------   ------------

                                      -             -             -             -              -
                            ===========   ===========   ===========   ===========   ============

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 25 - BENEFITS TO RELATED AND INTERESTED PARTIES AND TRANSACTIONS WITH THEM

                                                                                                CONVENIENCE
                                                                                                TRANSLATION
                                                                                               ------------
                                                    CONSOLIDATED                     COMPANY   CONSOLIDATED
                         ---------------------------------------   -------------------------   ------------
                          YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                         DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31
                                2001          2002          2003          2002          2003           2003
                         -----------   -----------   -----------   -----------   -----------   ------------
                                                                                                (UNAUDITED)
                                                                                               ------------
                                 NIS           NIS           NIS           NIS           NIS            US$
                         -----------   -----------   -----------   -----------   -----------   ------------
     A. INTERESTED
        PARTIES (1)            1,795         2,128         3,003         1,329         1,422            686

     B. OTHER
         TRANSACTIONS
         WITH
         INTERESTED
         PARTIES (2)             138          *316           665             -             -            152

     C. INTEREST AND
         EXCHANGE RATE
         EXPENSES (3)              -             -           112             -           112             26

     *  Represented

     (1) Consolidated - 8 persons in the year 2003 (2002 - 7 persons; 2001 - 5 persons).
          Company      - 5 persons in each year.

     (2)  Travel expenses paid in the year ended December 31, 2001.
          Rent fees paid by a subsidiary in the years ended December 31, 2002 and 2003 for premises and production equipment.

     (3)  Expenses on convertible debenture note (see Note 16).

     D. The subsidiaries' debt balances in the financial statements of the Company as at December 31, 2003 and 2002 are NIS 3,301 thousand and NIS 2,194 thousand, respectively (see Note 5).

     E.   COMPENSATION OF DIRECTORS

     The Chairman of the Board of Directors and the external directors are compensated for their service on the Board of Directors and its committees. During the year ended December 31, 2003, the Company paid its directors NIS 272 thousand.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 26 - DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and cash equivalents, trade and other receivables, trade payables, short-term credit and long-term debt. The carrying amounts of the short- term financial instruments, approximates their fair value because of the short maturity of these instruments.
     Management estimates that the carrying value of its long-term debt as at December 31, 2003 also approximates its fair value because the interest on the long-term debt is similar to the market interest rate for similar debt instruments of comparable maturities.

NOTE 27 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES

     The financial statements of the Company conform to Israeli GAAP which varies in certain significant respects from those followed in the United States of America. The effect of such differences on net income (loss) and shareholders' equity are set out below.

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

     B.   LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS

     Under Israeli GAAP, the severance obligation is presented on the balance sheet net of the assets held by the CSPF, whereas under U.S. GAAP, such assets are presented as long-term assets of the Company. (See also Note 14.4.)

     C.   CONVERTIBLE DEBENTURE NOTE

     Under Israeli GAAP, the convertible debenture note is presented on the balance sheet as a separate item between long-term liabilities and shareholders' equity, whereas under U.S. GAAP it should be presented as a liability.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 27 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (CONT'D)

     D.   STATEMENT OF CASH FLOWS

     1) Cash paid for interest and for exchange rate differentials during the years ended December 31, 2003, 2002 and 2001, were NIS 2,593 thousand, NIS 2,408 thousand, NIS 2,127 thousand, respectively.

     2) Cash paid to tax authorities during the years ended December 31, 2003, 2002 and 2001, were NIS 250 thousand (Company- NIS 138 thousand), NIS 153 thousand and NIS 208 thousand, respectively.

     E.   GOODWILL AMORTIZATION

     Under Israeli GAAP, goodwill derived from the acquisition of Kubatronik (Note 1) is amortized on a straight-line basis over 10 years. Under US GAAP, goodwill is no longer amortized but is evaluated for impairment in accordance with SFAS No. 142.

     1)   EFFECT ON BALANCE SHEET ITEMS:

                                                                          CONVENIENCE
                                                                          TRANSLATION
                                                                         ------------
                                                          CONSOLIDATED   CONSOLIDATED
                                            --------------------------   ------------
                                            DECEMBER 31    DECEMBER 31    DECEMBER 31
                                                   2002           2003           2003
                                            -----------   ------------   ------------
                                                                          (UNAUDITED)
                                                                         ------------
                                                    NIS            NIS            US$
                                            --------------------------   ------------
          Israeli GAAP -
           Goodwill, net of amortization          4,973          4,972          1,135

          US GAAP -
           Goodwill                               5,265          5,848          1,335

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 27 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (CONT'D)

     E.   GOODWILL AMORTIZATION (CONT'D)

     2)   EFFECT ON STATEMENTS OF OPERATION ITEMS:

                                                                                   CONVENIENCE
                                                        CONSOLIDATED AND COMPANY   TRANSLATION
                                         ---------------------------------------   -----------
                                          YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                         DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                         -----------   -----------   -----------   -----------
                                                2001          2002          2003          2003
                                         -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
                                                                                   -----------
                                                 NIS           NIS           NIS           US$
                                         -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS)
                                         -----------------------------------------------------
     Net income (loss)  reported under
      Israeli GAAP                             2,833       (15,714)      (12,987)       (2,966)
     Amortization of goodwill                      -           292           584           133
                                         -----------   -----------   -----------   -----------

     Net income (loss)  under US GAAP          2,833       (15,422)      (12,403)       (2,833)
                                         ===========   ===========   ===========   ===========

     3)   EFFECT ON SHAREHOLDERS EQUITY

     Total shareholders equity
     - Israeli GAAP                                         30,919        19,397         4,429
     Amortization of goodwill                                  292           876           200
                                                       -----------   -----------   -----------
     Total shareholders equity
     - US GAAP                                              31,211        20,273         4,629
                                                       ===========   ===========   ===========

     F.   EARNINGS (LOSS) PER SHARE ("EPS")

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

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 27 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (CONT'D)

     F.   EARNINGS (LOSS) PER SHARE ("EPS")

     Following are the details of the basic and diluted EPS under U.S. GAAP*:

                                                                    CONVENIENCE
                                         CONSOLIDATED AND COMPANY   TRANSLATION
                          ---------------------------------------   -----------
                           YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                          DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                          -----------   -----------   -----------   -----------
                                 2001          2002          2003          2003
                          -----------   -----------   -----------   -----------
                                                                    (UNAUDITED)
                                                                    -----------
                                  NIS           NIS           NIS           US$
                          -----------   -----------   -----------   -----------
                                              (IN THOUSANDS)
                          -----------------------------------------------------
     Basic EPS (NIS)             0.59         (3.16)        (2.54)        (0.58)

     Weighted average
      number of shares
      used in basic EPS
      calculation
      (thousands)               4,825         4,886         4,886         4,886

     Diluted EPS (NIS)           0.58         (3.16)        (2.54)        (0.58)

     Weighted average
      number of shares
      and share
      equivalents used
      in diluted EPS
      calculation
      (thousands)               4,884         4,886         4,886         4,886

     * EPS data is provided for one ordinary share of a par value of NIS 0.6 the actual par value of the shares as compared to the disclosure in the statement of operations where EPS data is presented based on NIS 1 par value per share as required under Israeli GAAP.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 27 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (CONT'D)

     G.   STATEMENT OF OTHER COMPREHENSIVE INCOME

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

                                                                                   CONVENIENCE
                                                        CONSOLIDATED AND COMPANY   TRANSLATION
                                         ---------------------------------------   -----------
                                          YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                         DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                         -----------   -----------   -----------   -----------
                                                2001          2002          2003          2003
                                         -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
                                                                                   -----------
                                                 NIS           NIS           NIS           US$
                                         -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS)
                                         -----------------------------------------------------
     Net income (loss) - US GAAP               2,833       (15,422)      (12,403)       (2,833)

     Translation adjustments                       -           539         2,004           458
                                         -----------   -----------   -----------   -----------

     Net comprehensive income (loss) -
      US GAAP                                  2,833       (14,883)      (10,399)       (2,375)
                                         ===========   ===========   ===========   ===========

     H.   IMPACT OF RECENTLY ADOPTED ACCOUNTING STANDARDS

          EITF 00-21 - REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

          In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 27 - SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     H.   IMPACT OF RECENTLY ADOPTED ACCOUNTING STANDARDS (CONT'D)

          EITF 00-21 - REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES (cont'd)

          The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 did not have an impact on the Company's consolidated financial statements.

     I.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     1. FASB STATEMENT NO. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY

          On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For certain financial instruments the statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company does not have any instruments that are within the scope of this statement.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 27 - SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     I.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT'D)

     2.   FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST
          ENTITIES

          In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46"), which interprets the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk. FIN 46(R) explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46(R) also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosures requirements for the primary beneficiary.

          All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46(R) immediately. Public entities with a variable interest in variable interest entities created before February 1, 2003 shall apply the provisions of this Interpretation no later than the first interim or annual reporting period beginning after December 15, 2003. The adoption of FIN 46(R) did not have an impact on the Company's consolidated financial statements.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 28 - ASSETS AND LIABILITIES ANALYZED BY CURRENCY AND LINKAGE BASIS

     A.   CONSOLIDATED

                                                                       DECEMBER 31, 2003
                                                ----------------------------------------------------------------
                                                                            FOREIGN      FOREIGN
                                                 LINKED                    CURRENCY     CURRENCY   OTHER FOREIGN
                                                 TO CPI   NON-LINKED   U.S. DOLLARS         EURO        CURRENCY
                                                -------   ----------   ------------   ----------   -------------
                                                    NIS          NIS            NIS          NIS             NIS
                                                -------   ----------   ------------   ----------   -------------
                                                                         (IN THOUSANDS)
                                                ----------------------------------------------------------------
     Cash and cash equivalents                        -          537            693        3,055              86
     Trade and other receivables and
        prepaid expenses                            155       16,561          3,547        1,741              45
     Inventories                                      -            -              -            -               -
     Property and equipment, net                      -            -              -            -               -
     Goodwill                                         -            -              -            -               -
                                                -------   ----------   ------------   ----------   -------------

     TOTAL ASSETS                                   155       17,098          4,240        4,796             131
                                                =======   ==========   ============   ==========   =============

     Short-term credit and current maturities
        of long-term debts                        2,350       13,272          3,839            -               -
     Trade payables                                   -       11,582          4,648        6,084               -
     Other liabilities and accrued expenses         493        5,968            818        1,260              16
     Long-term debt, excluding current
        maturities                                3,900        2,073          7,719            -               -
     Employee severance benefits, net                 -          864              -           76               -
     Minority interests                               -            -              -            -               -
     Convertible debenture note                       -            -          2,295            -               -
                                                -------   ----------   ------------   ----------   -------------

     TOTAL LIABILITIES                            6,743       33,759         19,319        7,420              16
                                                -------   ----------   ------------   ----------   -------------

     TOTAL SHAREHOLDERS' EQUITY                  (6,588)     (16,661)       (15,079)      (2,624)            115
                                                =======   ==========   ============   ==========   =============

                                                  DECEMBER 31, 2003
                                                ----------------------
                                                NON-MONETARY
                                                       ITEMS     TOTAL
                                                ------------   -------
                                                         NIS       NIS
                                                ------------   -------
                                                    (IN THOUSANDS)
                                                ----------------------
     Cash and cash equivalents                             -     4,371
     Trade and other receivables and
        prepaid expenses                                 693    22,742
     Inventories                                      13,158    13,158
     Property and equipment, net                      43,381    43,381
     Goodwill                                          4,972     4,972
                                                ------------   -------

     TOTAL ASSETS                                     62,204    88,624
                                                ============   =======

     Short-term credit and current maturities
        of long-term debts                                 -    19,461
     Trade payables                                        -    22,314
     Other liabilities and accrued expenses                -     8,555
     Long-term debt, excluding current
        maturities                                         -    13,692
     Employee severance benefits, net                      -       940
     Minority interests                                1,970     1,970
     Convertible debenture note                            -     2,295
                                                ------------   -------

     TOTAL LIABILITIES                                 1,970    69,227
                                                ------------   -------

     TOTAL SHAREHOLDERS' EQUITY                       60,234    19,397
                                                ============   =======

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 28 - ASSETS AND LIABILITIES ANALYZED BY CURRENCY AND LINKAGE BASIS (CONT'D)

     B.   CONSOLIDATED

     Convenience translation (unaudited)

                                                        DECEMBER 31, 2003 (UNAUDITED)
                                                ---------------------------------------------
                                                                           FOREIGN    FOREIGN
                                                LINKED                    CURRENCY   CURRENCY
                                                TO CPI   NON-LINKED   U.S. DOLLARS       EURO
                                                ------   ----------   ------------   --------
                                                   US$          US$            US$        US$
                                                ------   ----------   ------------   --------
                                                                (IN THOUSANDS)
                                                ---------------------------------------------
     Cash and cash equivalents                       -          123            158        697
     Trade and other receivables and
        prepaid expenses                            35        3,782            810        398
     Inventories                                     -            -              -          -
     Property and equipment, net                     -            -              -          -
     Goodwill                                        -            -              -          -
                                                ------   ----------   ------------   --------

     TOTAL ASSETS                                   35        3,905            968      1,095
                                                ======   ==========   ============   ========

     Short-term credit and current maturities
        of long-term debts                         536        3,031            877          -
     Trade payables                                  -        2,645          1,061      1,389
     Other liabilities and accrued expenses        112        1,363            187        288
     Long-term debt, excluding current
        maturities                                 891          473          1,763          -
     Employee severance benefits, net                -          198              -         17
     Minority interests                              -            -              -          -
     Convertible debenture note                      -            -            524          -
                                                ------   ----------   ------------   --------

     TOTAL LIABILITIES                           1,539        7,710          4,412      1,694
                                                ------   ----------   ------------   --------

     TOTAL SHAREHOLDERS' EQUITY                 (1,504)      (3,805)        (3,444)      (599)
                                                ======   ==========   ============   ========

                                                    DECEMBER 31, 2003 (UNAUDITED)
                                                -------------------------------------
                                                OTHER FOREIGN   NON-MONETARY
                                                     CURRENCY          ITEMS    TOTAL
                                                -------------   ------------   ------
                                                          US$            US$      US$
                                                -------------   ------------   ------
                                                            (IN THOUSANDS)
                                                -------------------------------------
     Cash and cash equivalents                             20              -      998
     Trade and other receivables and
        prepaid expenses                                   10            158    5,193
     Inventories                                            -          3,005    3,005
     Property and equipment, net                            -          9,907    9,907
     Goodwill                                               -          1,135    1,135
                                                -------------   ------------   ------

     TOTAL ASSETS                                          30         14,205   20,238
                                                =============   ============   ======

     Short-term credit and current maturities
        of long-term debts                                  -              -    4,444
     Trade payables                                         -              -    5,095
     Other liabilities and accrued expenses                 4              -    1,954
     Long-term debt, excluding current
        maturities                                          -              -    3,127
     Employee severance benefits, net                       -              -      215
     Minority interests                                     -            450      450
     Convertible debenture note                             -              -      524
                                                -------------   ------------   ------

     TOTAL LIABILITIES                                      4            450   15,809
                                                -------------   ------------   ------

     TOTAL SHAREHOLDERS' EQUITY                            26         13,755    4,429
                                                =============   ============   ======

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 28 - ASSETS AND LIABILITIES ANALYZED BY CURRENCY AND LINKAGE BASIS (CONT'D)

     C.   CONSOLIDATED

                                                                       DECEMBER 31, 2003
                                                ----------------------------------------------------------------
                                                                            FOREIGN      FOREIGN
                                                 LINKED                    CURRENCY     CURRENCY   OTHER FOREIGN
                                                 TO CPI   NON-LINKED   U.S. DOLLARS         EURO        CURRENCY
                                                -------   ----------   ------------   ----------   -------------
                                                    NIS          NIS            NIS          NIS             NIS
                                                -------   ----------   ------------   ----------   -------------
                                                                        (IN THOUSANDS)
                                                ----------------------------------------------------------------
     Cash and cash equivalents                        -          949          2,415        2,771             102
     Trade and other receivables and
        prepaid expenses                            143       20,734          3,361        2,667             103
     Inventories                                      -            -              -            -               -
     Property and equipment, net                      -            -              -            -               -
     Goodwill                                         -            -              -            -               -
                                                -------   ----------   ------------   ----------   -------------

     TOTAL ASSETS                                   143       21,683          5,776        5,438             205
                                                =======   ==========   ============   ==========   =============

     Short-term credit and current maturities
        of long-term debts                        2,435       14,406          3,847           43               -
     Trade payables                                   -       15,018          2,719        4,959               -
     Other liabilities and accrued expenses          22        5,842            741        1,061             254
     Long-term debt, excluding current
        maturities                                7,164        1,486         12,081            -               -
     Employee severance benefits, net                 -          933              -           61               -
     Minority interest                                -            -              -            -               -
                                                -------   ----------   ------------   ----------   -------------

     TOTAL LIABILITIES                            9,621       37,685         19,388        6,124             254
                                                -------   ----------   ------------   ----------   -------------

     TOTAL SHAREHOLDERS' EQUITY                  (9,478)     (16,002)       (13,612)        (686)            (49)
                                                =======   ==========   ============   ==========   =============

                                                   DECEMBER 31, 2003
                                                -----------------------
                                                 NON-MONETARY
                                                        ITEMS     TOTAL
                                                -------------   -------
                                                          NIS       NIS
                                                -------------   -------
                                                    (IN THOUSANDS)
                                                -----------------------
     Cash and cash equivalents                              -     6,237
     Trade and other receivables and
        prepaid expenses                                1,189    28,197
     Inventories                                       12,392    12,392
     Property and equipment, net                       54,032    54,032
     Goodwill                                           4,973     4,973
                                                -------------   -------

     TOTAL ASSETS                                      72,586   105,831
                                                =============   =======

     Short-term credit and current maturities
        of long-term debts                                  -    20,731
     Trade payables                                         -    22,696
     Other liabilities and accrued expenses                 -     7,920
     Long-term debt, excluding current
        maturities                                          -    20,731
     Employee severance benefits, net                       -       994
     Minority interest                                  1,840     1,840
                                                -------------   -------

     TOTAL LIABILITIES                                  1,840    74,912
                                                -------------   -------

     TOTAL SHAREHOLDERS' EQUITY                        70,746    30,919
                                                =============   =======

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 29 - SUBSEQUENT EVENTS

     A. In January 2004, $ 200,000 out of the convertible debenture note has been converted into 606,060 ordinary shares of the Company which constitutes 11% of the Company's shares after the conversion.

     B. In February 2004, the Environment Quality Services Company Ltd. in Ramat-Hovav advised the Company that it would cease the reception and treatment of certain liquid waste from the Company. As a result, the Company began legal proceedings against the Environment Quality Services Company Ltd., the Ministry of Environment and the Industrial Municipality of Ramat-Hovav. During such proceedings, the parties reached a temporary agreement that allows the Company to continue to send the waste to Ramat-Hovav. The Company's lawsuit is still pending at court. Since the claim is still in its early stages, there is no assurance that the temporary solution will become permanent, nor it is possible to assess the success of such legal proceedings.

                                                                     EXHIBIT 3.2

                                THE COMPANIES LAW
                           A COMPANY LIMITED BY SHARES

--------------------------------------------------------------------------------
                                 A R T I C L E S

                                       O F

                                E L T E K  L T D.

--------------------------------------------------------------------------------

                  AS AMENDED AND RESTATED ON DECEMBER 29, 2002

                                TABLE OF CONTENTS

PRELIMINARY........................................................................ 4

1.    General Provisions........................................................... 4
2.    Purposes..................................................................... 5
3.    Limitation of Liability...................................................... 5

SHARE CAPITAL...................................................................... 5

4.    Registered Share Capital..................................................... 5
5.    Alteration of Share Capital.................................................. 5

SHARES............................................................................. 6

6.    Rights Attached to Shares.................................................... 6
7.    Issuance of Shares........................................................... 6
8.    Share Certificates........................................................... 6
9.    Registered Owner............................................................. 7
10.   Calls on Shares.............................................................. 7
11.   Forfeiture and Surrender..................................................... 7
12.   Lien......................................................................... 8
13.   Sale of Shares after Forfeiture or Surrender or in Enforcement of Lien....... 9
14.   Redeemable Shares............................................................ 9

TRANSFER OF SHARES................................................................. 9

15.   Transfer of Shares........................................................... 9
16.   Procedure of Voluntary Transfer of Shares.................................... 9
17.   Procedure on Transfer of Shares by Operation of Law.......................... 9

GENERAL MEETINGS...................................................................10

18.   Annual General Meeting.......................................................10
19.   Special General Meeting......................................................10
20.   Notice of General Meetings...................................................10
21.   Quorum.......................................................................10
22.   Chairman.....................................................................11
23.   Adoption of Resolutions at General Meetings..................................11
24.   Voting Power.................................................................11
25.   Attendance and Voting Rights at General Meetings.............................11
26.   Assumption of Authority......................................................12

BOARD OF DIRECTORS.................................................................13

27.   Powers of Board of Directors.................................................13
28.   Exercise of Powers of the Board of Directors.................................13
29.   Committees of Directors......................................................13
30.   Number of Directors..........................................................13
31.   Appointment and Removal of Directors.........................................14
32.   Qualification of Directors...................................................14
33.   Vacation of Director's Office................................................14
34.   Remuneration of Directors....................................................15
35.   Conflict of Interest.........................................................15
36.   Alternate Director...........................................................15
37.   Meetings of the Board of Directors...........................................16
38.   Convening Meeting of the Board of Directors..................................16

39.   Quorum.......................................................................16
40.   Chairman of the Board of Directors...........................................16
41.   Validity of Acts of Directors Despite Defects................................16

GENERAL MANAGER....................................................................17

42.   General Manager..............................................................17

MINUTES............................................................................17

43.   Minutes......................................................................17

DIVIDENDS AND PROFITS..............................................................17

44.   Declaration of Dividends.....................................................17
45.   Rights to Participate in the Distribution of Dividends.......................18
46.   Interest on Dividends........................................................18
47.   Payment of Dividends.........................................................18
48.   Payment in Specie............................................................18
49.   Setting-Off Dividends........................................................18
50.   Unclaimed Dividends..........................................................18
51.   Reserves and Funds...........................................................19
52.   Capitalization of Profits....................................................19

ACCOUNTS AND AUDIT.................................................................19

53.   Accounts and Audit...........................................................19
54.   Independent Accountant.......................................................20

SUPPLEMENTARY REGISTERS............................................................20

55.   Authority to keep Supplementary Registers....................................20
56.   The Company's Stamp..........................................................20
57.   The Company's Signature......................................................20

NOTICES............................................................................21

58.   Delivery of Notices..........................................................21

EXCULPATION, INDEMNITY AND INSURANCE...............................................21

59.   Exculpation..................................................................21
60.   Indemnification..............................................................21
61.   Insurance....................................................................22
62.   Limitations on Exculpations, Indemnity and Insurance.........................22
63.   Indemnity and Insurance of Others............................................22

MERGERS............................................................................22

64.   Approval of Merger...........................................................22

WINDING UP.........................................................................22

65.   Distribution of Assets.......................................................22

                                   PRELIMINARY

1.   GENERAL PROVISIONS.

     (a)  INTERPRETATION.

          (i) In these Articles the following terms shall bear the meaning ascribed to them below:

          These "ARTICLES" shall mean these Articles of Association, as originally adopted and as they may from time to time be amended.

          The "BOARD" shall mean the Company's Board of Directors.

          The "COMPANY" shall mean Eltek Ltd.

          The "COMPANIES LAW" shall mean the Israeli Companies Law, 5759-1999.

          "DIRECTOR" shall mean a director of the Company.

          "LEGAL REQUIREMENTS" shall mean all applicable laws, statutes, rules, regulations, orders, ordinances and requirements of all foreign, national, departmental and municipal governments;

          The "MEMORANDUM" shall mean the Memorandum of Association of the Company, as originally registered and as it may from time to time be amended.

          The "ORDINANCE" shall mean the Israeli Companies Ordinance [New Version], 5743-1983.

          "ORDINARY RESOLUTION" shall mean a resolution adopted at a General Meeting in accordance with Article 23(a).

          "ORDINARY SHARES" shall mean the Ordinary Shares of the Company, par value NIS 0.6 per share.

          "OUTSIDE DIRECTOR" shall mean a director of the Company qualified and elected in accordance with Part 6, Chapter 1 Title E of the Companies Law.

          (ii) Terms and expressions used in the Articles and not defined herein, shall bear the same meaning ascribed to them in the Companies Law.

          (iii) Sections 2, 4, 5, 6, 7, 8 and 10 of the Israeli Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of the Articles.

          (iv) The captions in the Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation of any provision hereof.

          (v) Subject to the context, words and expressions importing the masculine gender shall include the feminine gender and the singular shall include the plural.

     (b) APPLICATION OF COMPANIES LAW. The provisions of the Companies Law shall apply other than with respect to matters for which these Articles provide otherwise in accordance with the Companies Law.

     (c) AMENDMENTS. Subject to any other provision contained, these Articles, or any provision thereof, may be amended, cancelled or replaced at any time hereof, if such amendment, cancellation or replacement is approved by the holders of at least seventy-five percent (75%) of the shares represented at a General Meeting and voted thereon.

2.   PURPOSES.

Without limiting the purposes set out in the Memorandum, the Company may engage in any lawful business. The Company may also extend donations in reasonable amounts and for proper cause, including where the grant of such donation does not fall within business considerations.

3.   LIMITATION OF LIABILITY.

The liability of the shareholders of the Company for any and all debts and obligations of the Company of any kind is limited by their shares. Accordingly no shareholder shall be liable to the Company or its creditors by virtue of being a shareholder of the Company in excess of the amounts for which such shares were subscribed and unpaid for.

                                  SHARE CAPITAL

4.   REGISTERED SHARE CAPITAL.

The registered share capital of the Company is thirty million New Israeli Shekels (30,000,000 NIS) divided into 50,000,000 Ordinary Shares, of par value NIS 0.6 per share.

5.   ALTERATION OF SHARE CAPITAL.

The Company may, from time to time, by an Ordinary Resolution:

     (a) Increase its share capital in an amount it thinks expedient by the creation of new shares. The power to increase the share capital may be exercised by the Company whether or not all of the shares then authorized have been issued and whether or not all of the shares theretofore issued have been called up for payment. Such Ordinary Resolution shall set forth the amount of the increased share capital, the number of the new shares created thereby, their nominal value and class, and may also provide for the rights, preferences or deferred rights that shall be attached to the newly created shares and the restrictions to which such shares shall be subject;

     (b) Consolidate all or any of its issued or unissued share capital and divide same into shares of nominal value larger than the one of its existing shares;

     (c) Subdivide all or any of its issued or unissued share capital, into shares of nominal value smaller than the one stipulated in these Articles; provided, however, that the proportion between the amount paid and the amount unpaid on each share which is not fully paid-up shall be retained in the subdivision;

     (d) Cancel any shares which, as at the date of the adoption of the Ordinary Resolution, have not been issued or agreed to be issued, and thereby reduce the amount of its share capital by the aggregate nominal value of the shares so canceled; or

     (e) Subject to any approval or consent under the Legal Requirements, reduce its share capital in any manner whatsoever.

     (f) With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, by (i) issuing, in contemplation of, or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings; or (ii) by causing the transfer of fractional shares by certain shareholders to other shareholders so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article.

                                     SHARES

6.   RIGHTS ATTACHED TO SHARES.

     (a) Unless otherwise stipulated in these Articles, the same rights, obligations and restrictions shall be attached to all the shares of the Company regardless of their denomination or class.

     (b) The rights attached to any class may be modified or abrogated by the consent in writing of the holders of the majority of the issued shares of such class or by the adoption of an Ordinary Resolution approving same modification or abrogation at a separate General Meeting of the holders of the shares of such class. The provisions of these Articles relating to General Meeting of the Company shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a specific class, provided, however, that, subject to the provisions regarding the adjournment of General Meetings, the requisite quorum at any such separate General Meeting shall be one, but if there are more than one shareholder holding shares of such class - then at least two or more, members present in person or by proxy and holding not less than fifty percent (50%) of the outstanding shares of such class.

     (c) The creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed, for purposes of
Article 6(b), a modification or abrogation of rights attached to shares of such class or of any other class.

7.   ISSUANCE OF SHARES.

     (a) Issuance of shares up to the registered share capital of the Company shall be under the control of the Board, which shall have the exclusive authority to issue shares, in whole or in part, otherwise dispose of them, issue securities or other instrument convertible into shares or grant options to acquire shares, to such persons and on such terms and conditions as the Board may think fit.

     (b) Without derogating from the foregoing, the Board may decide, subject to any applicable Legal Requirements, to authorize payment by the Company of a commission to any person for a subscription or an agreement to subscribe, unconditionally or otherwise, for any share, and it shall be permissible to pay or settle the payment of such commission in cash or in shares, paid for in full or in part, or a combination of both.

8.   SHARE CERTIFICATES.

     (a) Each shareholder shall be entitled to receive from the Company one share certificate in respect of all of the shares of any class registered in his or her name in the Register of Shareholders or, if approved by the Board or any person designated by the Board for such purpose, several share certificates, each for one or more of such shares.

     (b) Each share certificate issued by the Company shall be numerated, denote the class and serial numbers of the shares represented thereby and the name of the owner thereof as registered on the Register of Shareholders, and may also specify the amount paid-up thereon. A share certificate shall be signed by the Company.

     (c) A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to the person first named on the Register of Shareholders in respect of such joint ownership.

     (d) A share certificate defaced or defective, may be replaced upon being delivered to the Company and being cancelled. A share certificate lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board or any person designated by the Board for such purpose proving such loss or destruction and subject to the submission to the Company of an indemnity letter and/or securities as the Board or such person may think fit. A shareholder requesting the replacement of a share certificate shall bear all expenses incurred by the Company in connection with the provisions of this Article.

9.   REGISTERED OWNER.

The Company shall be entitled to treat the person registered on the Register of Shareholders as the holder of any share, as the absolute owner thereof, and accordingly, shall not be bound to acknowledge any trust or other right, whether at law or in equity, of any other person to or in respect of such share. Notwithstanding the foregoing, the Board may recognize beneficial owners of shares, if and to the extent that it is so required under Legal Requirements and subject to submission of by the person claiming such beneficial ownership of sufficient proof to the satisfaction of the Board or as may be required under applicable Legal Requirements.

10.  CALLS ON SHARES.

     (a) With the approval of the Board, the Company may, from time to time, make calls upon shareholders to make payment of any amount of the consideration of their shares not yet paid, provided same amount is not, by the terms of issuance of same shares, payable at a definite date. Each shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and places(s) designated in such call. Unless otherwise stipulated in the resolution of the Board, each payment with respect to a call shall be deemed to constitute a pro-rata payment on account of all of the shares of such shareholder in respect of which such call was made.

     (b) A call shall be made in writing and shall be delivered to the shareholder(s) in question not less than fourteen (14) days prior to the date of payment stipulated therein. Prior to the due date stipulated in the call the Company, with the approval of the Board, may, by delivering a written notice to the shareholder(s), revoke such call, in whole or in part, postpone the designated date(s) of payment or change the designated place of payment.

     (c) If, according to the terms of issuance of any share, any amount is due at a definite date, such amount shall be paid on same date, and the holder of same share shall be deemed, for all intents and purposes, to have duly received a call in respect of such amount.

     (d) The joint holders of a share shall be bound jointly and severally to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

     (e) Any amount not paid when due shall bear an interest from its due date until its actual payment at a rate equal to the prevailing rate of interest for unauthorized overdrafts as charged by Bank Leumi Le-Israel B.M. The provisions of this Article 10(e) shall in no way deprive the Company of, or derogate from any other rights and remedies the Company may have against such shareholder pursuant to these Articles or any other Legal Requirement.

     (f) With the approval of the Board, the Company may agree to accept prepayment by any shareholder of any amount due with in respect to his shares, and may direct the payment of interest for such prepayment at a rate as may be agreed upon between the Company and such shareholder.

     (g) Upon the issuance of shares, the Board may stipulate similar or different terms with respect to the payment of the consideration thereof by their respective holders.

11.  FORFEITURE AND SURRENDER.

     (a) If any shareholder fails to pay when due any amount payable pursuant to a call, or interest thereon as provided for herein, the Company may, by a resolution of the Board, at any time thereafter, so long as said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. All expenses incurred by the Company with respect to the collection of any such amount or interest, including, inter alia, attorneys' fees and costs of legal proceedings, shall be added to, and shall constitute a part of the amount payable to the Company in respect of such call for all purposes (including the accrual of interest thereon).

     (b) Upon the adoption of a resolution of forfeiture, the Board shall cause the delivery of a notice thereof to the shareholder in question. Same notice shall specify that, in the event of failure to pay the entire amount due within the period stipulated in the notice (which period shall be not less than fourteen (14) days), same failure shall cause, ipso facto, the forfeiture of the shares. Prior to the expiration of such period, the Board may extend the period specified in the notice of forfeiture or nullify the resolution of forfeiture, but such nullification shall not estop nor derogate from the power of the Board of Directors to adopt a further resolution of forfeiture in respect of the non-payment of said amount.

     (c) Whenever shares are forfeited as herein provided, all dividends declared in respect thereof and not actually paid shall be deemed to have been forfeited together with the shares.

     (d) The Company, by a resolution of the Board, may accept the voluntary surrender by any shareholder of all or any part of his shares.

     (e) Any shares forfeited or surrendered as provided herein shall thereupon constitute the property of the Company, and may be reissued or otherwise disposed of as the Board may think fit.

     (f) Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be obliged to pay to the Company all amounts at the time of forfeiture or surrender due to the Company with respect thereof, including interest and expenses as aforesaid until actual repayment, whether the maturity date of same amounts is on or prior to the date of forfeiture or surrender or at any time thereafter, and the Company, with the approval of the Board in its discretion, may enforce payment of such amounts or any part thereof. In the event of such forfeiture or surrender, the Company, by a resolution of the Board, may accelerate the maturity date(s) of any or all amounts then owed to the Company by same shareholder and not yet due, in respect of such shares, whereupon all of such amounts shall forthwith become due and payable.

     (g) The Company, with the approval of the Board may, at any time before any share so forfeited or surrendered shall have been reissued or otherwise disposed of to a third party, nullify the forfeiture or the acceptance of the surrender on such conditions as it thinks fit, but such nullification shall not estop nor derogate from the power of the Board to re-exercise its powers of forfeiture pursuant to this Article 11.

12.  LIEN.

     (a) Except to the extant the same may be waived or subordinated in writing, the Company shall have, at all times, a first and paramount lien upon all the shares registered in the name of each shareholder on the Register of Shareholders, upon all the dividends declared in respect of such shares and upon the proceeds of the sale thereof, as security for such shareholder's Obligations. For the purposes of this Article 12, the term "OBLIGATIONS" shall mean any and all present and future amount of the consideration of such shareholder's shares not yet paid to the Company.

     (b) Should a shareholder fail to fulfill any or all of his Obligations, the Company may enforce the lien, after such shareholder was provided with a period of fourteen (14) days so as to fulfill the Obligations so breached. Subject to Article 12(c) below, the net proceeds of such sale shall be applied in payment of such sum due to the Company or to the fulfillment of the Obligation, and the remainder (if there shall be any) shall be paid to the shareholder.

     (c) A shareholder shall be obliged to reimburse the Company for all expenses thereby incurred with respect to the enforcement of a lien upon same shareholder's shares, and such obligation shall be secured by the shares which are subject to same lien.

13.  SALE OF SHARES AFTER FORFEITURE OR SURRENDER OR IN ENFORCEMENT OF LIEN.

Upon any sale of shares after forfeiture or surrender or in the course of enforcement of a lien, the Company may appoint any person to execute an adequate instrument of transfer or any other instrument required to effect the sale, and shall be entitled to register the purchaser on the Register of Shareholders as the holder of the shares so purchased. The purchaser shall not be obliged to check the regularity of the proceedings of forfeiture, surrender or enforcement of a lien or the use that was made with the consideration thereby paid with respect to the shares. As of the entry of the purchaser's name in the Register of Shareholders in respect of such shares, the validity of the sale shall not be rebuttable, and the sole remedy of any person aggrieved by the sale shall be in damages only, and against the Company exclusively.

14.  REDEEMABLE SHARES.

Subject to any Legal Requirement, the Company may issue redeemable shares and redeem the same.

                               TRANSFER OF SHARES

15.  TRANSFER OF SHARES.

     (a) EFFECTIVENESS AND REGISTRATION. A transfer of title to shares, whether voluntarily or by operation of law, shall not confer upon the transferee any rights whatsoever towards the Company unless and until such time as the transfer has been recorded in the Register of Shareholders.

     (b) RECORD DATE. Notwithstanding any contrary provision of these Articles, in order that the Company may determine if the shareholders are entitled to notice of or to vote at any General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or be entitled to receive payment of any dividend or other distribution or allotment of any rights, or be entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board may fix in advance a record date which shall not be more than thirty (30) nor less than four (4) days before the date of such meeting (or any longer or shorter period permitted by any Legal Requirement). A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting, unless the Board fixes a new record date for the adjourned meeting.

16.  PROCEDURE OF VOLUNTARY TRANSFER OF SHARES.

A shareholder desiring to transfer to another person title to his or her shares, or any part thereof, shall deliver to the Company a notice to that effect accompanied by an instrument of transfer, in a form to be prescribed by the Board, duly executed by such shareholder and the transferee, together with such shareholder's share certificate(s) and\or any other evidence of title as the Board may reasonably request.

17.  PROCEDURE ON TRANSFER OF SHARES BY OPERATION OF LAW.

Any person becoming entitled to shares of the Company by operation of law who desires to be registered as a shareholder in respect thereof in the Register of Shareholders, shall furnish the Company with evidence, to the satisfaction of the Board or any person designated by the Board for such purpose, of his title to the shares.

                                GENERAL MEETINGS

18.  ANNUAL GENERAL MEETING.

An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place as may be determined by the Board. The agenda at any Annual General Meeting shall include, inter alia, review of the Company's annual financial statements, appointment of director(s) and an independent accountant, as applicable, and any other issue set by the Board.

19.  SPECIAL GENERAL MEETING.

     (a) All General Meetings other than Annual General Meetings shall be called "SPECIAL GENERAL MEETINGS".

     (b) The Board may, whenever it thinks fit, convene a Special General Meeting, and shall be obliged to do so upon receipt of a requisition in writing in accordance with the provisions of the Companies Law.

     (c) Shareholders of the Company may not convene a General Meeting except as provided in the Companies Law.

20.  NOTICE OF GENERAL MEETINGS.

     (a) Not less than twenty-one (21) days prior to any General Meeting, a written notice thereof shall be delivered to all holders of record of voting shares of the Company. Such notice shall specify the place, the day and the hour of the General Meeting the general nature of the matters to be discussed thereat and such other information required under any applicable Legal Requirement.

     (b) The accidental omission to give notice of a General Meeting, or the non-receipt of a notice by a shareholder entitled to receive notices of General Meeting, shall not invalidate the proceedings of such General Meeting.

     (c) A shareholder entitled to receive notices of General Meeting may waive such right, or the right to receive twenty-one (21) days' prior written notice, generally or in respect of a specific General Meeting, and shall be deemed to have waived such right with respect to the time and place of any General Meeting at which he was present in person or by proxy.

21.  QUORUM.

     (a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

     (b) Two or more shareholders, present in person, by proxy or by voting card when the meeting proceeds to business, and holding shares representing in the aggregate 40% (forty percent) or more of the total voting power attached to the shares then outstanding, shall constitute a quorum at General Meeting.

     (c) If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall stand adjourned by three business days, at the same time and place, or any other time and place as the Board may unanimously designate in a notice to the shareholders. The requisite quorum at an adjourned General Meeting shall be:

          (i) if the original meeting was convened upon requisition by shareholders pursuant to the Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and

          (ii) in any other case - one or more shareholders, present in person or by proxy, holding at least one share.

          At an adjourned General Meeting the only businesses to be considered shall be those matters which might have been lawfully considered at the General Meeting originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the General Meeting originally called.

22.  CHAIRMAN.

The shareholders present at the meeting may, by Ordinary Resolution, appoint a chairman of the meeting. The Chairman of any General Meeting shall have no additional or casting vote.

23.  ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS.

     (a) Unless otherwise required by any Legal Requirement or provided for in these Articles, all resolutions by the General Meeting will be adopted by an Ordinary Resolution. An Ordinary Resolution shall be deemed adopted at a General Meeting if the majority of the votes attached to the shares voted on such resolution, whether in person, by proxy or by voting card, were cast for the approval of such resolution.

     (b) Any proposed resolution put to vote at a General Meeting shall be decided by a written ballot or by show of hands.

     (c) A declaration by the Chairman of the General meeting that a proposed resolution has been adopted or rejected, shall constitute a prima facie evidence of the adoption or rejection, respectively, of same resolution, and no further proof verifying the contents of such declaration or the number or proportion of the votes recorded in favor of or against such resolution shall be required.

24.  VOTING POWER.

Subject to the provisions of Article 25(a) below and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every shareholder shall have one vote for each share registered in his name on the Register of Shareholders, regardless of its denomination or class.

25.  ATTENDANCE AND VOTING RIGHTS AT GENERAL MEETINGS.

     (a) No shareholder shall be entitled to be present or vote at a General Meeting (or be counted as part of the quorum thereat) unless all amounts due as at the date designated for same General Meeting with respect to his shares were paid.

     (b) A corporate body being a shareholder of the Company and entitled to vote and/or attend at a General Meeting may exercise such rights by authorizing any person, whether in general or for a specific General Meeting, to be present and/or vote on its behalf in accordance with the provisions of Article 25(c) below. Upon the request of the Chairman of the General Meeting, a written evidence of such authorization and its validity, as provided under Article 25(c), shall be furnished thereto.

     (c) A shareholder entitled to vote and/or attend at a General Meeting may appoint a proxy, whether in general or for a specific General Meeting, to exercise such rights, as follows:

          (i) The appointment of a proxy shall be in writing and shall be in the following form or in any other form approved by the Board:

                    "I, the undersigned, _______________________________________
                                               (name of shareholder)

                    being a shareholder of _____________________________________
                                               (name of the Company)

                    appoint ________________________________________________  of
                                               (name of proxy)

                    ____________________________________________________________
                                               (address of proxy)

                    as my proxy to attend and vote on my behalf at [any General Meeting of the Company] [the General Meeting / Special General Meeting of the Company to be held on the ___day of _______, ___] and at any adjournment thereof.

                    Signed this ___ day of _________, _____.

                    _______________________________."
                    (signature of shareholder)

          (ii) The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be presented to the Chairman at the opening of the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at such place as the Board may specify) not less than forty-eight (48) hours before the time fixed for such meeting.

          (iii) Unless expressly permitted in the appointing instrument, a proxy may not delegate his powers to any other person.

          (iv) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

          (v)       An instrument appointing a proxy shall be deemed revoked
(i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in clause (2) above, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this clause (5) at or prior to the time such vote was cast.

     (d) A shareholder entitled to vote and/or attend at a General Meeting and is legally incapacitated, may exercise such rights by his custodian.

     (e) If two or more persons are registered as joint owners of any share, the right to attend at a General Meeting, if attached to such share, shall be conferred upon all of the joint owners, but the right to vote at a General Meeting and/or the right to be counted as part of the quorum thereat, if attached to such share, shall be conferred exclusively upon the senior amongst the joint owners attending the General Meeting, in person or by proxy; and for this purpose seniority shall be determined by the order in which the names stand on the Register of Shareholders.

     (f) Subject to restrictions under any applicable law, the Company's shareholders may vote at a General Meeting by a voting instrument with respect to the issues listed under Section 87 of the Companies Law or any other subject determined by the Board from time to time.

26.  ASSUMPTION OF AUTHORITY

The General Meeting may, by an Ordinary Resolution assume powers given to another organs of the Company, and it may transfer certain powers and authorities from the General Manager to the Board. The assumption and/or transfer of powers and authorities as aforesaid shall be for a particular matter or for a particular period of time, all as provided in the General Meeting's resolution.

                               BOARD OF DIRECTORS

27.  POWERS OF BOARD OF DIRECTORS.

     (a) The Board shall be vested with the exclusive authority to exercise all of the Company's powers which are not, by these Articles or any applicable Legal Requirement, required to be exercised by a resolution in a General Meeting.

     (b) Without derogating from the above, the management of the business of the Company shall be vested exclusively in the Board.

28.  EXERCISE OF POWERS OF THE BOARD OF DIRECTORS.

     (a) The powers conferred upon the Board shall be vested in the Board as a collective body, and not in each one or more of the directors individually, and all such powers may be exercised by the Board by adopting resolutions in accordance with the provisions of these Articles.

     (b) A resolution shall be deemed adopted at a meeting of a Board, whether in person or by using a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, if supported by a majority of the directors attending such meeting, and entitled to vote on such resolution.

     (c) A resolution in writing, including executed counterparts thereof transmitted by facsimile, which was agreed upon by all the directors then in office and entitled to vote on such resolution, shall be deemed to have been adopted by the Board in a meeting duly convened and held on the date on which the last of the directors to sign affixed his signature thereto.

29.  COMMITTEES OF DIRECTORS.

     (a) Subject to any contrary provision of the Companies Law and except for the power to (i) establish the Company's financial policies and approve its financial reports; (ii) distribute dividend; (iii) give an opinion regarding matters requiring the General Meeting's approval or regarding special tender offers; (iv) appoint directors; (v) issue debentures, shares or convertible securities, unless it is the issue of shares in respect of exercise or conversions of convertible securities; or (vi) approval of transactions and actions under Sections 255 and 268 through 275 of the Companies Law, the Board may delegate any or all of its powers to committees, each consisting of two or more directors. The Board may, from time to time, revoke or alter the powers so delegated. Each committee shall, in the exercise of the powers so delegated, conform to any regulations and conditions prescribed by the Board upon the delegation or at any other time.

     (b) Unless otherwise expressly provided by the Board in delegating powers to a committee, such committee shall not be empowered to further delegate such powers.

     (c) The provisions of these Articles with respect to Chairman of the Board, the meetings of the Board, their convening, adoption of resolutions thereat and adoption of resolutions in writing shall apply, mutatis mutandis, to the meetings of any such committee, unless otherwise prescribed by the Board.

30.  NUMBER OF DIRECTORS.

Until otherwise prescribed by an Ordinary Resolution, the Board shall consist of up to nine (9) directors (including the Outside Directors) but not less than three (3) directors (including the Outside Directors); provided that the number of directors, including the Outside Directors, shall be odd.

31.  APPOINTMENT AND REMOVAL OF DIRECTORS.

     (a) Directors, other than Outside Directors, shall be elected at the Annual General Meeting by an Ordinary Resolution.

     (b) The directors, other than Outside Directors, shall be divided into three (3) classes. The three classes are to be designated Class I, Class II, and Class III and shall consist of one director, two directors and the remaining directors (other than Outside Directors), respectively. The term of office of the director in Class I shall expire at the end of the first Annual General Meeting after his or her initial election; the term of office of the directors in Class II shall expire at the end of the second Annual General Meeting after their initial election; and the term of office of the directors in Class III shall expire at the end of the third Annual General Meeting after their initial election. At each Annual General Meeting after the initial classification of the Board, the class of directors whose term expires at the time of such election shall be elected to hold office until the third succeeding Annual General Meeting. Each director shall hold office until the end of the Annual General Meeting at which his or her term ends, or until his or her office is vacated pursuant to these Articles or the Companies Law, which ever occurs first.

     (c) Shareholders at a General Meeting may by an Ordinary Resolution remove from office any director(s), other than an Outside Director, and may fill any vacancy, however created, in the Board; provided, however that such resolution shall include the affirmative vote of shareholders holding in the aggregate no less than forty percent (40%) of the Company's outstanding share capital. Shareholders at a General Meeting may remove an Outside Director in accordance with the provisions of the Companies Law.

     (d) The Board shall at any time and from time to time have the power to appoint any other person as a director, whether to fill a vacancy or whether in addition to those of their body, provided, that the total number of directors does not exceed the maximum number permitted under Article 30 above and further provided, that if the total number of directors decreases below three (3) directors, the Board will not be entitled to act except in order to call a General Meeting. Any director so appointed shall hold office until the end of first General Meeting convened after such appointment and may be re-elected at such General Meeting.

32.  QUALIFICATION OF DIRECTORS.

Subject to qualifications required under the Companies Law for an Outside Directors, no person shall be disqualified to serve as a director by reason of his not holding shares in the Company or by reason of his having served as director in the past.

33.  VACATION OF DIRECTOR'S OFFICE.

The office of a director shall be vacated:

     (a)  Upon his death;

     (b) On the date at which he is declared a bankrupt or, if the director is a corporation - on the date at which a liquidation order was issued in respect thereof;

     (c)  On the date he is declared legally incapacitated;

     (d) On the date stipulated therefor in a written notice of resignation by such Director delivered to the Company or upon its delivery to the Company, whichever is later;

     (e) On the expiration of the term of his or her office, or removal, in accordance with the provisions of Article 31 above; or

     (f) For an Outside Director, in addition to clauses (a) through (d) above, in accordance with the applicable provisions of the Companies Law.

34.  REMUNERATION OF DIRECTORS.

No director shall be paid any remuneration by the Company for his services as director unless otherwise will be prescribed by the Board, and to the extent same shall be prescribed, and subject to the provisions of the Companies Law and the regulations promulgated thereby. Notwithstanding the foregoing, subject however to the provisions of the Companies Law and the regulations promulgated thereby, the directors will be reimbursed for reasonable out of pocket expenses incurred in the course of performance of their duties as directors, as approved by the Board.

35.  CONFLICT OF INTEREST.

     (a) A director knowing that he has, directly or indirectly, an interest in any existing or proposed transaction to which the Company is a party, or in which the Company has an interest, shall notify the Company thereof, specifying the nature of such interest in the transaction.

     (b) A director shall not be disqualified from holding his office by virtue of having an interest in any such transaction, but he shall not be entitled to attend a meeting whereat such transaction is considered (or to be counted as part of the quorum present thereat), or to express an opinion in the matter; nor shall he be entitled to vote in favor or against such transaction or in respect of any matter relating thereto, all unless and to the extent permitted under the Companies Law.

     (c) A director may hold any other office under the Company, whether with or without remuneration, and may enter into an agreement with the Company with respect to the terms of his appointment to such office, provided however, that such agreement was approved according to the relevant provisions of the Companies Law. The provisions of Article 35(b) shall apply to any meeting of the Board whereat such appointment and/or its terms are considered and/or determined, and to all acts of the Board with respect thereto.

     (d) A director may be engaged by the Company in rendering professional services to the Company, whether with or without remuneration, and may enter into an agreement with the Company with respect to the terms of his engagement, provided however, that such engagement was approved according to the relevant provisions of the Companies Law. The provisions of Article 35(b) shall apply to any meeting of the Board whereat such engagement and/or its terms are considered and/or determined, and to all acts of the Board of Directors with respect thereto.

36.  ALTERNATE DIRECTOR.

     (a) Any director, other than an Outside Director, may, by delivering a written notice to the Chairman of the Board (and the Chairman by delivering such notice to any other director), appoint an alternate for himself (hereinafter referred to as "ALTERNATE DIRECTOR"), remove such Alternate Director and appoint another Alternate Director in such Alternate Director's place. The appointment of the Alternate Director shall be for an indefinite period and for all purposes, unless restricted to a specific period, to a specific meeting or act of the Board, to a specific matter or in any other manner, and same restriction was specified in the appointment instrument or in a written notice delivered to the Company.

     (b) Any notice delivered to the Company pursuant to Article 36(a) shall become effective on the date specified therefore therein or upon its receipt thereof by the Company, whichever date is later.

     (c) An Alternate Director shall be vested with all rights and shall bear all obligations of the Director for whom he is appointed, provided, however, that he shall not be entitled to appoint an alternate for himself, and provided further that the Alternate Director shall have no standing at any meeting of the Board or any committee thereof whereat the director for whom he is appointed as alternate is present.

     (d) Only a person who qualifies to be a director and is not a member of the Board at that time, either as a director or as an Alternate Director, may be appointed an Alternate Director. The provisions of these Articles regarding qualification, vacation of office, remuneration and conflict of interests shall also apply to Alternate Directors.

     (e) The Alternate Director solely shall be responsible for his own acts and omissions, and he shall not be deemed an agent of the director(s) who appointed him.

     (f) The office of an Alternate Director shall be ipso facto terminated if the director who appointed him ceases to be a director.

37.  MEETINGS OF THE BOARD OF DIRECTORS.

Subject to Articles 38 and 39 below, the Board may meet, adjourn its meetings and otherwise determine and regulate such meetings and their proceedings as it deems fit.

38.  CONVENING MEETING OF THE BOARD OF DIRECTORS.

     (a) The Chairman of the Board may, at any time, convene a meeting of the Board, and shall be obliged to do so upon receipt of a written demand from two
(2) directors then in office. In the event there is no such Chairman or a meeting of the Board was not convened to a date which is no later than ten (10) days following the delivery of such written demand, the directors requesting the meeting may convene a meeting of the Board.

     (b) Convening a meeting of the Board shall be made by delivering a notice thereof to all of the directors not less than five (5) days prior to the date thereof, or, in emergencies, a shorter period determined by the Chairman as reasonably necessary in the circumstances. Such notice shall specify the exact time and place of the meeting so called and the general nature of the business to be considered thereat.

     (c) The accidental omission to give notice of a meeting, or the non-receipt of notice by any director, shall not invalidate the proceedings of such meeting.

     (d) A director may waive his right to receive notice of any meeting, or to receive prior notice as aforesaid, in general or in respect of a specific meeting, and shall be deemed to have waived such right with respect to any meeting at which he was present.

39.  QUORUM.

A majority of the number of Directors then in office and entitled to vote at the meeting of the Board called for shall constitute a quorum thereat. No business shall be considered or determined at any meeting of the Board unless the requisite quorum is present when the meeting proceeds to business.

40.  CHAIRMAN OF THE BOARD OF DIRECTORS.

The Board may from time to time elect one of its members to be the Chairman of the Board, remove such Chairman from office and appoint another in his place. The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if he is not present or he is unwilling to take the chair at any meeting, the directors present shall elect one of their number to be the chairman of such meeting. The Chairman of the Board shall have no additional or casting vote.

41.  VALIDITY OF ACTS OF DIRECTORS DESPITE DEFECTS.

All acts done bona fide at any meeting of the Board, or of a committee of the Board shall, notwithstanding that it may afterwards be discovered that there was a defect in the appointment or qualification of the participants thereat, or any of them, be as valid as if there was no such defect.

                                 GENERAL MANAGER

42.  GENERAL MANAGER.

     (a) The Board may, from time to time, appoint one or more persons, whether or not directors, as General Manager(s) of the Company or a similar title, either for a definite period or without any limitation of time, and may confer powers, authorities and rights and/or impose duties and obligations upon such person or persons and determine his or their salaries as the Board may deem fit, all subject to the provisions of the Companies Law.

     (b) Notwithstanding the provisions of any agreement between the General Manager and the Company, the Company shall be vested with the power, exercisable by a resolution of the Board and subject to the provisions of the Companies Law, to remove the General Manager from his office or to revoke or alter his powers, authorities, rights, duties, obligations or salary.

     (c) Unless otherwise determined by the Board, the General Manager shall have the power to appoint other officers, executives and employees of the Company and determine their remuneration, provided that the remuneration of the five highest salaried personnel of the Company shall require the approval of either the Board or any of the Board's committees.

                                     MINUTES

43.  MINUTES.

     (a) The proceedings of each General Meeting, meeting of the Board and meeting of a committee of the Board shall be recorded in the minutes of the Company. Such minutes shall set forth the names of the persons present at every such meeting and all resolutions adopted thereat and shall be signed by the chairman of that meeting.

     (b) All minutes purporting to be executed and signed as aforesaid, shall constitute evidence that the meeting was duly convened and held and as recorded in the minutes, unless proven otherwise.

                              DIVIDENDS AND PROFITS

44.  DECLARATION OF DIVIDENDS.

     (a) The Board may from time to time declare interim or final dividend at a rate as the Board may deem fit considering the profits of the Company and as permitted by applicable Legal Requirements.

     (b) Subject to any special or restricted rights conferred upon the holders of shares as to dividends, all dividends shall be declared and paid in accordance with the paid-up capital of the Company attributable to the shares in respect of which the dividends are declared and paid. The paid-up capital attributable to any share (whether issued at its nominal value, at a premium or at a discount), shall be the nominal value of such share; provided, however, that if the entire consideration for same share was not yet paid to the Company, the paid-up capital attributable thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration.

     (c) Notice of the declaration of dividends shall be delivered to all those entitled to such dividends.

45.  RIGHTS TO PARTICIPATE IN THE DISTRIBUTION OF DIVIDENDS.

     (a) Subject to special rights with respect to the Company's profits to be conferred upon any person pursuant to these Articles and further subject to the provisions of these Articles with respect to reserved funds and special funds, all the profits of the Company may be distributed among the shareholders entitled to participate in the distribution of dividends.

     (b) Notwithstanding the foregoing, a share shall not attribute the right to participate in the distribution of dividends which were declared prior to the date of its actual issuance.

     (c) The purchase by the Company of its own shares from any one or more shareholders shall not be considered as dividend, shall not entitle any other shareholders to have their shares purchased by the Company and shall not otherwise be subject to the provisions of these Articles relating to dividends.

46.  INTEREST ON DIVIDENDS.

The Company shall not be obliged to pay, and shall not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fails to collect same or to provide the Company the necessary information for the payment thereof, or if the Company is for any other reason unable to pay the dividend to such shareholder.

47.  PAYMENT OF DIVIDENDS.

Subject to Article 48, a declared dividend may be paid by a check made to the order of the person entitled to receive such dividend (and if there are two or more persons entitled to the dividend in respect of the same share - to the order of any one of such persons) or to the order of such person as the person entitled thereto may direct in writing. Same check shall be sent to the address of the person entitled to the dividend, as notified to the Company.

48.  PAYMENT IN SPECIE.

     (a) The Company may, at the decision of the Board, pay dividends, wholly or in part, by the distribution of specific assets of the Company and/or by the distribution of fully paid-up shares and/or debentures of the Company and/or of any other company, or in any combination of such manners.

     (b) In order to give effect to any resolution in connection with distribution of dividends, or distribution of property, fully paid-up shares or debentures, the Board may resolve any difficulty that shall arise with distribution as it shall deem necessary, especially to issue certificates for fractional shares and to determine the value of certain property for purposes of distribution, and to decide that payment in cash shall be made to the shareholders on the basis of the value decided for that purpose.

49.  SETTING-OFF DIVIDENDS.

The Company's obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any amount then due and payable to the Company by the person entitled to receive the dividend. The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to these Articles or any applicable Legal Requirement.

50.  UNCLAIMED DIVIDENDS.

     (a) Dividends unclaimed by the person entitled thereto within thirty (30) days after the date stipulated for their payment, may be invested or otherwise used by the Company for its own account, as it deems fit, until claimed; and the Company shall not be deemed a trustee in respect thereof.

     (b) Dividends unclaimed within a period of seven (7) years from the date stipulated for their payment, shall be forfeited and shall revert to the Company, unless otherwise directed by the Board.

51.  RESERVES AND FUNDS.

     (a) The Board may, before declaring a distribution of dividends, determine to set aside out of the profits of the Company or out of an assets revaluation fund and carry to reserve or reserves such sums as it deems fit, and direct the designation, application and use of such sums. The Board may further determine that any such sums which it deems prudent not to distribute as dividends will not be set aside for reserve, but shall remain as such at the disposal of the Company.

     (b) The Board may, from time to time, direct the revaluation of the assets of the Company, in whole or in part, and the creation of an assets revaluation fund out of the revaluation surplus, if any.

52.  CAPITALIZATION OF PROFITS.

     (a) Upon the recommendation of the Board, the Company may determine by an Ordinary Resolution at a General Meeting that it is desirous of capitalizing all or any part of the sums or assets allocated to the credit of any reserve fund or to the credit of the profit and loss account or being otherwise distributable as dividends (including sums or assets received as premiums on the issuance of shares or debentures), and direct accordingly that such sums or assets be released for distribution amongst the shareholders who would have been entitled thereto if distributed by way of dividends and in the same proportion; provided that same sums or assets be not paid in cash or in specie but be applied for the payment in full or in part of the unpaid consideration of the issued shares held by such shareholders and/or for the payment in full of the consideration (as shall be stipulated in said resolution) for shares or debentures of the Company to be issued to such shareholders subsequent to the date of said resolution, credited as fully paid-up.

     (b) In the event a resolution as aforesaid shall have been adopted, the Board shall make all adjustments and applications of the moneys or assets resolved to be capitalized thereby, and shall do all acts and things required to give effect thereto. The Board may authorize any person to enter into an agreement with the Company on behalf of all shareholders entitled to participate in such distribution, providing for the issuance to such shareholders of any shares or debentures, credited as fully paid, to which they may be entitled upon such capitalization or for the payment on behalf of such shareholders, by the application thereto of the proportionate part of the moneys or assets resolved to be capitalized, of the amounts or any part thereof remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding upon all such shareholders.

                               ACCOUNTS AND AUDIT

53.  ACCOUNTS AND AUDIT.

     (a) The Board shall cause books of accounts of the Company to be kept, and periodic financial reports of the Company to be prepared, as required by applicable Legal Requirements. The account books shall be kept in the Company's Registered Office or at such other place as the directors deem fit and they shall also be open for inspection by the directors.

     (b) The Board shall determine from time to time, in any specific case or type of case, or generally, whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company, or any of them, shall be open for inspection by the shareholders, and no shareholder, not being a director, shall have any right of inspecting any account book or document of the Company except as conferred by Legal Requirements or authorized by the Board or by the Company at a General Meeting.

     (c) Once a year, and to the extent practicably possible, at the Annual General Meeting, the Board shall submit before the General Meeting annual audited financial reports of the Company, prepared as required by applicable Legal Requirements for the fiscal year then ended. Such financial reports shall be accompanied by a report from the Board with respect to the situation of the Company's business and the amount they declare as a dividend (if any was declared).

54.  INDEPENDENT ACCOUNTANT.

     (a) The shareholders at the Annual General Meeting shall appoint an independent accountant for a period that shall not extend beyond the end of the third Annual General Meeting proceeding the Annual General Meeting at which such independent accountant was appointed.

     (b) The appointment, authorities, rights and duties of the independent accountant of the Company shall be regulated by applicable Legal Requirements.

     (c) The Board shall fix the remuneration of the independent accountant; provided, however that such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such independent accountant and that the shareholders shall be informed by the Board at the General Meeting of the remunerations so fixed.

     (d) The independent accountant shall not be dependent on the Company, directly or indirectly.

     (e) The shareholders at the General Meeting may decide to terminate or not renew the independent accountant's appointment, provided however, that prior to the such decision the opinion of the Company's audit committee shall be brought before the shareholders at such General Meeting after such audit committee has given the independent accountant a reasonable opportunity to present his arguments before it.

                             SUPPLEMENTARY REGISTERS

55.  AUTHORITY TO KEEP SUPPLEMENTARY REGISTERS.

Subject to and in accordance with the provisions of the Companies Law and to all orders and regulations promulgated thereunder, the Company may cause supplementary registers to be kept in any place outside Israel as the Board may think fit, and, subject to all applicable requirements of law, the Board may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

                              STAMP AND SIGNATURES

56.  THE COMPANY'S STAMP.

     (a)  The Company shall have an official stamp.

     (b) The Company may keep an official stamp for documents made for foreign purposes, and may authorize, from time to time, a person appointed for this purpose to make use of such stamp.

57.  THE COMPANY'S SIGNATURE.

     (a) A document shall be deemed signed by the Company upon the fulfillment of all of the following:

          (i) the Company's stamp was stamped thereon by a person or persons authorized therefore by the Board, or it bears the name of the Company in print or in handwriting;

          (ii) it bears the signature of one or more persons authorized therefore by the Board;

          (iii) the act of the person or persons authorized by the Board as aforesaid was within such person's or persons' authority and without deviation therefrom.

     (b) An authorization of one or more persons by the Board to sign on a document on behalf of the Company shall be deemed to include the authority to stamp the Company's stamp thereon, unless otherwise provided by the Board

     (c) An authorization by the Board as provided in Article 57(b) may be for a specific document or for a certain sort of documents or for all the Company's documents or for a definite period of time or for an unlimited period of time, and may be given to persons who are not directors, officers or employees of the Company, provided that any such authority may be terminated by the Board, at will.

     (d) The provisions of this Article shall apply both to the Company's documents executed in Israel and the Company's documents executed abroad.

                                     NOTICES

58.  DELIVERY OF NOTICES.

     (a) A notice to a shareholder may be served in accordance with any applicable Legal Requirements, or on each shareholder individually or by hand or by post to the registered address of such shareholders. A notice served on a shareholder not sent by post but left at the shareholder's address as appearing in the Register of Shareholders, shall be deemed duly served on the third day following the day when the envelope containing it was dispatched. A declaration in writing of person authorized therefore by the Company or an authorized person from the Company's designated U.S. transfer agent stating that a notice was mailed to a shareholder shall suffice as evidence of the same for the purposes of this Article.

     (b) Subject to applicable Legal Requirements, where a given number of days' notice, or notice extending over any period, is required to be given, the day of service shall be counted in such number of days or other period.

     (c) The registered address of any shareholder shall be the address of such shareholder as appearing in the Register of Shareholders, or otherwise as such shareholder shall designate by written notice to the Company.

     (d) The address of the Company for the purpose of notice shall be its registered address or the address of its principal place of business.

                      EXCULPATION, INDEMNITY AND INSURANCE

59.  EXCULPATION.

The Company may exculpate any "OFFICE HOLDER" (as defined in the Companies Law) from his or her liability to the Company for breach of duty of care, to the maximum extent permitted by the Legal Requirements, before or after the occurrence giving rise to such liability.

60.  INDEMNIFICATION.

     (a) The Company may undertake with any Office Holder to indemnify in advance such Office Holder, in accordance with the conditions set under the Legal Requirements, against any liabilities he or she may incur in such capacity, provided that such undertaking is limited (a) with respect to categories of events that can be expected as determined by the Board when authorizing such undertaking, and (b) with respect to such amounts determined by the Board as reasonable in the circumstances.

     (b) The Company may indemnify any past or present Office Holder, in accordance with the conditions set under the Legal Requirements, with respect to any past occurrence, whether or not the Company is obligated under any agreement to indemnify such Office Holder in respect of such occurrence.

61.  INSURANCE.

The Company may procure, and/or undertake to procure, insurance covering any past or present or future Office Holder against any liability which he or she may incur in such capacity, including insurance covering the Company for indemnifying such Office Holder, to the maximum extent permitted by any Legal Requirement and in accordance with the conditions sets therein.

62.  LIMITATIONS ON EXCULPATIONS, INDEMNITY AND INSURANCE.

Articles 59 through 61 above notwithstanding, the Company shall not procure insurance, indemnify or exculpate any Office Holder with respect to his/her liability in any events as to which the Company is prohibited under Legal Requirements to provide such insurance, indemnification or exculpation, as the case may be.

63.  INDEMNITY AND INSURANCE OF OTHERS.

In addition to the provisions of the preceding Articles 59 through 62, and subject to the provisions of the Legal Requirements, the Company may exculpate, indemnify, may undertake to indemnify, and may enter into an agreement for the insurance of the liability of, any other person or entity who is not an Office Holder.

                                     MERGERS

64.  APPROVAL OF MERGER.

Notwithstanding Section 327 of the Companies Law, the Company may approve any merger under Part Eight, Chapter One of the Companies Law by an Ordinary Resolution.

                                   WINDING UP

65.  DISTRIBUTION OF ASSETS.

     (a) In the liquidation of the Company, the entire surplus of assets and funds of the Company legally available for distribution, if any, shall be distributed ratably to the holders of all shares of the Company, in each case in proportion to the nominal value of the shares then held by them; provided, however, that if the entire consideration for a share was not yet paid to the Company, the paid-up capital attributable thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration.

     (c) Whenever the distribution provided for in this Article 65 shall be payable in securities or property other than cash, the Board shall have the authority to make any determination necessary to resolve any difficulty arising in effecting such distribution, including determining the fair market value of such securities or other property, or the manner of distributing any property which can not be apportioned among the shareholders.


                                     * * * *

                                                                       EXHIBIT 8

                              LIST OF SUBSIDIARIES


We have the following significant subsidiaries:




                                COUNTRY OF       OWNERSHIP
SUBSIDIARY NAME                 INCORPORATION    PERCENTAGE
---------------                 -------------    ----------

Eltek Europe Ltd.               United Kingdom   100%
En-Eltek Netherlands 2002 B.V   Netherlands      100%
Kubatronik Leiterplatten GmbH   German            76%

                                                                    EXHIBIT 23.1



                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM



The Board of Directors
Eltek Ltd.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-12012) of Eltek Ltd. of our report dated June 14, 2004 with respect to the consolidated financial statements of Eltek Ltd. which report appears in the December 31, 2003 Annual Report on Form 20-F of Eltek Ltd.




SOMEKH CHAIKIN
CERTIFIED PUBLIC ACCOUNTANTS (ISR.)
A MEMBER OF KPMG INTERNATIONAL


Tel Aviv, Israel
July 7, 2004

                                                                    EXHIBIT 31.1
                            CERTIFICATION PURSUANT TO
                SECTION 302(A) OF THE SARBANES-OXLEY ACT OF 2002

I, Arieh Reichart, certify that:

1. I have reviewed this annual report on Form 20-F of Eltek Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 8, 2004

___________________*
Arieh Reichart
Chief Executive Officer

     * The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                    EXHIBIT 31.2

                            CERTIFICATION PURSUANT TO
                SECTION 302(A) OF THE SARBANES-OXLEY ACT OF 2002

I, Amnon Shemer, certify that:

1. I have reviewed this annual report on Form 20-F of Eltek Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Date: July 8, 2004

___________________ *
Amnon Shemer
Chief Financial Officer

     * The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                    EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Eltek Ltd. (the "Company") on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Arieh Reichart, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


____________________*
Arieh Reichart
Chief Executive Officer

July 8, 2004

     * The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                    EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Eltek Ltd. (the "Company") on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Amnon Shemer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


___________________*
Amnon Shemer
Chief Financial Officer

July 8, 2004


     * The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request. 79