Form 20-F
period 2004-12-31
ELTEK LTD
filed 2005-06-30
CIK 1024672

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

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

         ORDINARY SHARES, PAR VALUE NIS 0.6 .................. 5,491,711
                            (as of December 31, 2004)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [x] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [x] Item 18 [ ]

This Annual Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

================================================================================

                                  INTRODUCTION

      Eltek Ltd., incorporated in 1970 under the laws of the State of Israel, develops, manufactures, markets and sells printed circuit boards, or PCBs, including High Density Interconnect, or HDI, multi-layered and flex-rigid boards for the telecommunications, defense and aerospace and medical technology industries. Our principal customers include manufacturers of defense and aerospace equipment, medical equipment, telecom and networking equipment and industrial equipment, as well as contract electronic manufacturers. Our ordinary shares are listed on the NASDAQ SmallCap Market (symbol: ELTK). Our European manufacturing and marketing subsidiary named Kubatronik Leiterplatten GmbH, or Kubatronik, is located in Geislingen Germany and is our only active subsidiary. As used in this annual report, the terms "we," "us" and "our" mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

      Except for the historical information contained in this annual report, the statements contained in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. "Key Information- Risk Factors"

      Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 28 to the consolidated financial statements. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. Amounts stated in dollars in this report, except where the context otherwise indicates, have been translated from NIS at a specified rate solely for convenience and should not be construed as representations that the NIS amount actually represents such dollar amount or could be converted into dollars at the rate indicated. The translations of NIS amounts into dollars appearing throughout this annual report have been made at the representative rate of exchange on December 31, 2004 of NIS 4.308 = $1.00, as published by the Bank of Israel. See Item 3.A. "Key Information -- Selected Financial Data -- Exchange Rate Information".

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

                                TABLE OF CONTENTS

                                                                                                         Page No.
                                                                                                         --------
PART I ...............................................................................................      1
         ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS .........................      1
         ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE .......................................      1
         ITEM 3.       KEY INFORMATION ...............................................................      1
                  A.   SELECTED FINANCIAL DATA .......................................................      1
                  B.   CAPITALIZATION AND INDEBTEDNESS ...............................................      4
                  C.   REASONS FOR THE OFFER AND USE OF PROCEEDS .....................................      4
                  D.   RISK FACTORS ..................................................................      4
         ITEM 4.       INFORMATION ON THE COMPANY ....................................................     16
                  A.   HISTORY AND DEVELOPMENT OF THE COMPANY ........................................     16
                  B.   BUSINESS OVERVIEW .............................................................     17
                  C.   ORGANIZATIONAL STRUCTURE ......................................................     21
                  D.   PROPERTY, PLANTS AND EQUIPMENT ................................................     22
         ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS ..................................     23
                  A.   OPERATING RESULTS .............................................................     26
                  B.   LIQUIDITY AND CAPITAL RESOURCES ...............................................     33
                  C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ................................     37
                  D.   TREND INFORMATION .............................................................     37
                  E.   OFF-BALANCE SHEET ARRANGEMENTS ................................................     38
                  F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS .................................     38
         ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ....................................     39
                  A.   DIRECTORS AND SENIOR MANAGEMENT ...............................................     39
                  B.   COMPENSATION ..................................................................     42
                  C.   BOARD PRACTICES ...............................................................     42
                  D.   EMPLOYEES .....................................................................     50
                  E.   SHARE OWNERSHIP ...............................................................     51
         ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS .............................     55
                  A.   MAJOR SHAREHOLDERS ............................................................     55
                  B.   RELATED PARTY TRANSACTIONS ....................................................     57
                  C.   INTERESTS OF EXPERTS AND COUNSEL ..............................................     57
         ITEM 8.       FINANCIAL INFORMATION .........................................................     57
                  A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION .......................     57
                  B.   SIGNIFICANT CHANGES ...........................................................     58
         ITEM 9.       THE OFFER AND LISTING .........................................................     58
                  A.   OFFER AND LISTING DETAILS .....................................................     58
                  B.   PLAN OF DISTRIBUTION ..........................................................     59
                  C.   MARKETS .......................................................................     59
                  D.   SELLING SHAREHOLDERS ..........................................................     59
                  E.   DILUTION ......................................................................     60
                  F.   EXPENSE OF THE ISSUE ..........................................................     60
         ITEM 10.      ADDITIONAL INFORMATION ........................................................     60

                  A.   SHARE CAPITAL .................................................................     60
                  B.   MEMORANDUM AND ARTICLES OF ASSOCIATION ........................................     60
                  C.   MATERIAL CONTRACTS ............................................................     63
                  D.   EXCHANGE CONTROLS .............................................................     63
                  E.   TAXATION ......................................................................     63
                  F.   DIVIDEND AND PAYING AGENTS ....................................................     75
                  G.   STATEMENT BY EXPERTS ..........................................................     75
                  H.   DOCUMENTS ON DISPLAY ..........................................................     76
                  I.   SUBSIDIARY INFORMATION ........................................................     76
         ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS ....................     76
         ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ........................     77
PART II ..............................................................................................     77
         ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ...............................     77
         ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...     77
         ITEM 15.      CONTROLS AND PROCEDURES .......................................................     77
         ITEM 16.      [RESERVED] ....................................................................     78
         ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT ..............................................     78
         ITEM 16B.     CODE OF ETHICS ................................................................     78
         ITEM 16C.     PRINCIPAL ACCOUNTING FEES AND SERVICES ........................................     78
         ITEM 16D.     EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE ....     79
         ITEM 16E.     PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS .....     79
PART III .............................................................................................     79
         ITEM 17.      FINANCIAL STATEMENTS ..........................................................     79
         ITEM 18.      FINANCIAL STATEMENTS ..........................................................     80
         ITEM 19.      EXHIBITS ......................................................................     80

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial data as of the dates and for each of the periods indicated. You should read the selected consolidated financial data set forth below together with Item 5. "Operating and Financial Review and Prospects" as well as our consolidated financial statements and notes thereto appearing elsewhere in this annual report.

      The selected consolidated financial data as of December 31, 2004 and 2003 and for the three years ended December 31, 2004 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the fiscal year ended December 31, 2001 and the nine-month period ended December 31, 2000 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

      Our consolidated financial statements have been audited by the firm of Somekh Chaikin, an independent registered public accounting firm in Israel, a member firm of KPMG International. Our consolidated financial statements have been prepared in accordance with Israeli GAAP, which vary in certain significant respects from U.S. GAAP, as described in Note 28 to the financial statements.

                   STATEMENT OF CONSOLIDATED OPERATIONS DATA:

                                                                                                                      CONVENIENCE
                                                                                                                      TRANSLATION
                                                                                                                      INTO DOLLARS
                                                -------------------------------------------------------------------   ------------
                                                NINE MONTHS
                                                   ENDED
                                                  DEC. 31,                           YEAR ENDED DECEMBER 31,
                                                -----------   --------------------------------------------------------------------
                                                  2000(1)         2001          2002          2003          2004          2004
                                                -----------   -----------   -----------   -----------   -----------   ------------
                                                                       (In thousands, except per share data)
                                                ----------------------------------------------------------------------------------
Israeli GAAP:
Revenues ....................................   NIS 107,616   NIS 119,920   NIS 108,035   NIS 108,303   NIS 125,002   $     29,015

Cost of revenues ............................       (78,173)     (101,335)     (106,458)     (102,643)     (109,998)       (25,533)
                                                -----------   -----------   -----------   -----------   -----------   ------------
Gross profit ................................        29,443        18,585         1,577         5,660        15,004          3,482
Research and development income
   (expenses), net ..........................          (356)         (398)         (116)           18            --             --
Selling, general and
   administrative expenses ..................       (12,817)      (14,273)      (15,152)      (14,996)      (18,265)        (4,240)
Amortization of goodwill ....................            --          --            (292)         (584)         (593)          (138)
                                                -----------   -----------   -----------   -----------   -----------   ------------
Operating income (loss) .....................        16,270         3,914       (13,983)       (9,902)       (3,854)          (896)
Financial expenses, net .....................        (1,192)       (1,799)       (1,443)       (2,989)       (2,948)          (684)
                                                -----------   -----------   -----------   -----------   -----------   ------------
Income (loss) before other income
   (expenses), net ..........................        15,078         2,115       (15,426)      (12,891)       (6,802)        (1,580)
Other income (expenses),
   net ......................................            25           718           290           (20)           52             12
                                                -----------   -----------   -----------   -----------   -----------   ------------
Income (loss) before tax benefit
   (expenses) ...............................        15,103         2,833       (15,136)      (12,911)       (6,750)        (1,568)
Tax benefit (expenses) ......................            --            --          (380)         (194)          713            166
                                                -----------   -----------   -----------   -----------   -----------   ------------
Income (loss) after tax benefit (expenses) ..        15,103         2,833       (15,516)      (13,105)       (6,037)        (1,402)
Minority share in subsidiary's net results ..            --            --          (198)          118           182             42
                                                -----------   -----------   -----------   -----------   -----------   ------------
Net income (loss) ...........................   NIS  15,103   NIS   2,833    NIS(15,714)  NIS (12,987)  NIS  (5,855)  $     (1,360)
                                                ===========   ===========   ===========   ===========   ===========   ============
Basic and diluted earnings (loss) per NIS
   1 par value of the share capital(2).......   NIS    5.08   NIS    0.96      NIS(5.36)  NIS   (3.61)  NIS   (1.36)  $      (0.32)
                                                ===========   ===========   ===========   ===========   ===========   ============
Total par value of shares used to compute
   basic and diluted net earnings (loss)
   per NIS 1 par value of share .............         2,980         2,932         2,932         3,569         4,131          4,131
                                                ===========   ===========   ===========   ===========   ===========   ============
U.S. GAAP:

Net income (loss) ...........................   NIS  15,103   NIS   2,833   NIS (15,422)  NIS (12,403)  NIS  (5,376)  $     (1,248)
Basic earnings (loss)
   per share ................................   NIS    3.16   NIS    0.59   NIS   (3.16)  NIS   (2.54)  NIS   (0.98)  $      (0.23)
                                                ===========   ===========   ===========   ===========   ===========   ============
Weighted average number of shares
   used in basic EPS calculation ............         4,778         4,825         4,886         4,886         5,492          5,492
                                                ===========   ===========   ===========   ===========   ===========   ============
Diluted earnings (loss) per share ...........   NIS    3.08   NIS    0.58     NIS (3.16)  NIS   (2.54)  NIS   (0.98)  $      (0.23)
                                                ===========   ===========   ===========   ===========   ===========   ============
Weighted average number of shares
   used in diluted EPS calculation ..........         4,903         4,884         4,886         4,886         5,492          5,492
                                                ===========   ===========   ===========   ===========   ===========   ============

----------
(1) The company changed its fiscal year beginning in fiscal 2000 to a year ending on December 31.

(2) Ordinary shares of a par value of NIS 0.6 each

                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                   INTO DOLLARS
                                             -------------------------------------------------------------------   ------------
                                                                     AS AT DECEMBER 31,
                                             -------------------------------------------------------------------   ------------
                                               2000(1)         2001          2002          2003          2004          2004
                                             -----------   -----------   -----------   -----------   -----------   ------------
CONSOLIDATED BALANCE SHEETS DATA:
Israeli GAAP:
Working capital (deficit) ................   NIS   8,450   NIS   7,712   NIS  (4,521)  NIS (10,059)  NIS (10,786)  $     (2,503)
Total assets .............................        95,376       106,570       105,831        88,624        80,441         18,673
Long-term liabilities excluding
   current maturities ....................        11,709        16,016        21,725        14,632         7,735          1,795
Shareholders' equity .....................        42,692        46,094        30,919        19,397        14,991          3,481

US GAAP:
Total assets .............................   NIS  95,376   NIS 106,570   NIS 106,123   NIS  89,540   NIS  82,039   $     19,043
Shareholders' equity .....................        42,692        46,094        31,211        20,273        16,475          3,824

----------
(1) The company changed its fiscal year beginning in fiscal 2000 to a year ending on December 31.

EXCHANGE RATE INFORMATION

      The following tables sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for dollars, expressed in NIS per one dollar.

PERIOD                               AVERAGE (1)    HIGH     LOW    PERIOD END
------                               -----------   -----    -----   ----------
Year ended December 31, 2000 .....     4.069        4.170   4.008     4.041
Year ended December 31, 2001 .....     4.219        4.416   4.067     4.416
Year ended December 31, 2002 .....     4.736        4.994   4.437     4.737
Year ended December 31, 2003 .....     4.512        4.924   4.283     4.379
Year ended December 31, 2004 .....     4.483        4.634   4.308     4.308

----------
(1) Calculated based on the average of the representative exchange rates on the last business day of each month during the relevant period.

PERIOD                                         HIGH    LOW
------                                        -----   ------
December 2004 .............................   4.374   4.308
January 2005 ..............................   4.414   4.352
February 2005 .............................   4.392   4.357
March 2005 ................................   4.379   4.299
April 2005 ................................   4.395   4.360
May 2005 ..................................   4.416   4.348

At June 28, 2005, the representative rate of exchange was NIS4.567 = $1.00, as published by the Bank of Israel.

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

RISKS RELATING TO OUR BUSINESS AND MARKET

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY NOT BE ABLE TO RETURN TO PROFITABLE OPERATIONS.

      In the year ended December 31, 2004 we recorded a net loss of NIS 5.9 million ($1.4 million) and at December 31, 2004 our accumulated deficit was NIS
86.5 million ($20.1 million). Although our management has adopted a plan to improve our profitability, which includes focusing on products with high margins, expanding our market to non-Israeli customers, mainly in Europe (with the support of our subsidiary in Germany) and the United States, and cost-cutting of production expenses, no assurance can be given that we will be able to return to profitability or maintain profitable operations thereafter.

RAPID CHANGES IN THE ISRAELI AND INTERNATIONAL ELECTRONICS INDUSTRIES AND RECESSIONARY PRESSURE MAY CONTINUE TO ADVERSELY AFFECT OUR BUSINESS.

      Our principal customers include manufacturers of defense and aerospace equipment, medical equipment, telecom and networking equipment and industrial equipment, as well as distributors and contract electronic manufacturers. These industry segments, as well as the electronics industry as a whole, are subject to rapid technological changes and products obsolescence. Discontinuance or modification of products containing PCBs manufactured by us could have a material adverse effect on us. In addition, the electronics industry, particularly the defense and aerospace industries and the medical equipment industries, which accounted for approximately 35% and 23% respectively of our sales in the fiscal year ended December 31, 2004, is subject to sharp economic cycles. Recessionary pressures and other events leading to excess production capacity or a general downturn in the electronics industry, such as cuts in medical care expenses, as was experienced by us from 2001 until 2003, have resulted in intensified price competition, reduced margins and a decrease in unit volume. As a result, our financial condition and results of operations had been adversely affected. There can be no assurance that a weakness in the Israeli and International electronic markets will not adversely affect our operating results and financial condition.

BECAUSE COMPETITION IN THE PCB MARKET IS INTENSE, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED.

      The global PCB industry is highly fragmented and is intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. In the Israeli market we mainly compete with PCB Technologies Ltd., Melta Ltd. and several smaller local PCB manufacturers, as well as with major international PCB exporters, mainly from the United States, Europe and Asia. Such exporters include Ruwel Werke GmbH, HannStar Board Corp., Vertex Precision Electronics Inc., Nan-Ya PCB Corp., Unitech Printed Circuit Corp., Tyco Printed Circuit Group, Dynamic Details Inc. (prior to the dissolution of its British plant in 2005), Oriental Printed Circuits Ltd. and Dae Duck Electronics Comp. Ltd. In the European market we mainly compete with Ruwel Werke GmbH, Advanced Circuit Boards NV and Dynamic Details Inc. (prior to the dissolution of its British plant in 2005). In the United States market we mainly compete with Tyco Printed Circuit Group. Most of these competitors have significantly greater financial, technical and marketing resources than us. From the second quarter of fiscal 2001 through the 2003 fiscal year, we experienced increased price competition mainly in the rigid PCB segment, particularly from our local competitors and to a lesser extent from U.S., European and Asian based PCB manufacturers, due to the continued recession in the Israeli and international electronics industry, which had resulted in reduced demand for our products. During the last years PCB manufacturers in the Far-East (mainly in China) have made significant investments in their PCB production capacity, mainly for rigid PCBs. As a result of this increased production capacity, together with the recession in the international electronics industry from 2001 through 2003, many PCB manufacturers in Europe and the United States ceased their production activities and our current competition in the rigid PCB segment is mainly from PCB manufacturers based in the Far-East, that have substantially lower production costs than us. Continued competitive pressures could cause us to lose market share. During 2002 and 2003, we suffered from a significant price erosion that had had a material adverse affect on our operating results. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

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

      Our business involves highly complex manufacturing processes that are subject to periodic failure. Process failures have occurred in the past and have resulted in delays in product shipments. There is no assurance that process failures will not occur in the future. Further, our expenses are, in significant part, relatively fixed in the short-term. If revenue levels fall below expectations, our net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the expenses varies with our revenues. There can be no assurance that we will be able to be profitable on a quarterly or annual basis in the future. An ongoing pattern of cancellations, reductions in orders and delays could have a material adverse effect on our results of operations. Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Although we have experienced revenue growth in the third and fourth quarters of 2004, we may not be able to generate increased revenues in the future.

WE MAY ENCOUNTER DIFFICULTY IN REALIZING THE POTENTIAL FINANCIAL OR STRATEGIC BENEFITS OF FUTURE BUSINESS ACQUISITIONS AND INVESTMENTS.

      We believe that the acquisition of and the investment in new subsidiaries could assist us in reaching our goals of focusing on the high end of the PCB market, and in expanding our exports mainly into Europe and the United States. Any acquisition or investment would present risks commonly encountered in the acquisition of or investment in other businesses. The following are examples of such risks, one or more of which may apply to any such acquisition or investment:

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

TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT THE MARKET ACCEPTANCE OF OUR PRODUCTS.

      Technological change in the PCB industry is rapid and continual. To satisfy customers' needs for increasingly complex products, PCB manufacturers must continue to develop improved manufacturing processes, provide innovative solutions and invest in new facilities and equipment. To the extent we determine that new technologies and equipment are required to remain competitive, the acquisition and implementation of such technologies and equipment are likely to require significant capital investment. There is no assurance that this capital will be available to us in the future for the acquisition or implementation of new technologies and equipment or that any new manufacturing processes developed by us will become or remain commercially viable. As a result, there can be no assurance we will be able to maintain our current technological position. Furthermore, the PCB industry may in the future encounter competition from new technologies that may reduce demand for PCBs or may render existing technology less competitive or obsolete. There can be no assurance our future process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render our technology, equipment or processes obsolete or uncompetitive.

WE DEPEND ON OUR KEY CUSTOMERS AND THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A LOSS OF SIGNIFICANT AMOUNT OF OUR REVENUES.

      Our top ten customers accounted for 40.5% and 46% of our revenues in the fiscal years ended December 31, 2003 and December 31, 2004, respectively. During the fiscal year ended December 31, 2004, our principal customer accounted for 12.3% of our total revenues. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. There can be no assurance that our principal customers will continue to purchase products from us at current levels or that if we are unable to retain such customers we would be able to attract sufficient new business to compensate for their loss.

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

      o     the payment terms offered by our suppliers; and

      o approval of the current or additional lines of credit and long-term loans from our banks.

      As of March 31, 2005, we had revolving lines of credit aggregating NIS
12.9 million ($3.0 million) with our banks, of which NIS 11.6 million ($2.7 million) will be available to us until at least March 31, 2006, subject to certain conditions. The entire amount of our line of credit was outstanding as of March 31, 2005. As of March 31, 2005, we also had NIS 11.2 million ($2.6 million) of long-term loans. We cannot assure you that these credit facilities will remain available to us in the future. Furthermore, under certain circumstances our banks may require us to accelerate the repayment of our credit facilities. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets. Financial covenants in respect of our credit facilities and long-term loans require us to maintain the higher of shareholders' equity of NIS 20.0 million ($4.6 million) or 20% of our total assets according to the loan from Israel Discount Bank Ltd., or Discount Bank, and to maintain the higher of shareholders' equity of NIS 17.0 million ($3.9 million) or 20% of our total assets, according to the loan from Bank Leumi LeIsrael Ltd., or Leumi Bank. For these purposes, shareholders' equity includes our outstanding convertible note and excludes prepaid expenses. As of December 31, 2003, we were in compliance with such covenants. However, on March 31, 2004, we were in breach of such covenants and therefore negotiated with our banks and were granted a temporary waiver, reducing our covenants to the higher of shareholders' equity of NIS 12 million ($2.8 million) or 15% of our total assets until the release of our December 31, 2004 earnings (i.e. between March - June 2005). The waiver of Leumi Bank was subject to the repayment by us of NIS 1.5 million ($348,000) over a 15 month period (from October 1, 2004 to December 31, 2005). In March 2005, the banks agreed to extend the temporary covenants. Leumi Bank agreed to extend the temporary covenants until the release of our June 30, 2005 earnings, following which and until the release of our December 31, 2005 earnings (i.e. between March - June 2006), Leumi Bank agreed to set the shareholders' equity threshold to not less than NIS 16 million ($3.7 million). In accordance with the Discount Bank extension of the temporary covenants, we are required to maintain the higher of shareholders' equity of NIS 13 million ($3 million) or 15% of our total assets until the release of our December 31, 2005 earnings. Upon the release of our December 31, 2005 earnings, we are required to comply with our original covenant terms. As of December 31, 2004 and March 31, 2005, we were in compliance with the terms of such temporary covenants. Our management has programs and projects in place in order to continue to meet these terms. We cannot assure you that we will be able to maintain compliance with such covenants in the future.

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

OUR OPERATING MARGINS MIGHT BE AFFECTED AS A RESULT OF PRICE CHANGES OF OUR PRINCIPAL RAW MATERIALS.

      Our suppliers decreased their prices in 2002, 2003 and 2004 for the principal raw materials, laminates and photo-chemical films that we use in the manufacture of PCBs. However, such decreases were partially offset by the devaluation of the NIS primarily against the dollar and the Euro. Based on the current trends of the raw materials market, we expect that our suppliers will increase their prices in 2005. Although to date our operating margins have not been significantly affected by such price changes and NIS devaluation, we cannot assure you that future price changes in raw materials will not materially affect our profitability.

WE MAY ENCOUNTER DIFFICULTIES WITH OUR INTERNATIONAL OPERATIONS AND SALES THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR SALES AND PROFITABILITY.

      We are based in Israel and Germany and generate a large percentage of our sales in Europe. Our sales in Europe in the fiscal year ended December 31, 2004 accounted for 38.4% of our revenues, of which 42% was generated in Germany. Our sales in Europe in the fiscal years ended December 31, 2003 and December 31, 2002 accounted for 28.5% and 19.9% of our revenues, respectively. In June 2002, we entered into an agreement to acquire 76% of Kubatronik, a privately held German PCB manufacturer. Although we intend to continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

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

      We may be adversely affected by fluctuations in currency exchange rates because our revenues and expenses are incurred in various currencies, primarily the NIS, U.S. dollar and the Euro. In the fiscal year ended December 31, 2001, we engaged in currency hedging transactions, hedging the Euro against the U.S. dollar and the NIS, in an attempt to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We did not engage in currency hedging transactions in 2002, 2003 and 2004, but have engaged a consulting company to advise us with regard to currency hedging measures. There can be no assurance that we will enter into any hedging transactions in the future or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from sales and, consequently our business, operating results and financial condition.

IF WE ARE FOUND TO BE IN VIOLATION OF ENVIRONMENTAL LAWS, WE COULD BE LIABLE FOR DAMAGES AND COSTS OF REMEDIAL ACTIONS, WHICH MAY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

      We use certain materials in our manufacturing processes that are classified as hazardous substances. Proper waste disposal and environmental regulations are major considerations for PCB manufacturers because metals and chemicals classified as hazardous substances are used in the manufacturing process. We believe we are substantially in compliance with all material environmental laws and regulations. Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards. If, in the future, we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions and could also be subject to revocation of permits necessary to conduct our business or any part thereof. Any such revocation could require us to cease production, which could have a material adverse effect on our financial condition and results of operations. We are also subject to laws relating to the storage, use and disposal of hazardous materials, as well as air quality regulations. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. For example, environmental regulations enacted in Israel in September 2000, provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption. Moreover, according to the same regulations, manufacturing plants are required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, a plant will have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. Since 1996 we have undertaken various actions to reduce the use of water in our manufacturing facilities. We believe that we have materially complied with the September 2000 regulations, but no assurance can be given that such compliance will be sufficient.

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

      Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ Stock Market rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we have invested and intend to further invest such resources as are reasonably necessary to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

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

RISKS RELATING TO OUR OPERATIONS IN ISRAEL

CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

      We are incorporated under the laws of the State of Israel, and our offices and our production facilities are located in, the State of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

POLITICAL TRADE RELATIONS COULD LIMIT OUR ABILITY TO SELL OR BUY
INTERNATIONALLY.

      We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. To date, these measures have not had a material adverse affect on our business. However, there can be no assurance that restrictive laws, policies or practices towards Israel or Israeli businesses will not have an adverse impact on our business.

OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATION OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

      Many of our directors, officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

THE ECONOMIC CONDITIONS IN ISRAEL HAVE NOT BEEN STABLE IN RECENT YEARS.

      In recent years, Israel has gone through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Despite positive trends in the Israeli economy in 2004, our operations in the local market, primarily in the rigid PCB segment, have continued to be adversely affected by the economic conditions in Israel and could be further affected if the economic conditions in Israel deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to import raw materials.

OUR RESULTS OF OPERATIONS MAY BE HARMED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NIS AGAINST THE U.S. DOLLAR AND THE EURO.

     In the fiscal years ended December 31, 2003 and 2004 approximately 48% and 51%, respectively, of our expenses were in U.S. dollars, Euros, dollar-linked NIS or Euro-linked NIS and virtually most of the remaining expenses were in non-linked NIS. Our expenses, which are denominated in U.S. dollars and Euros or paid in Israeli currency linked to the dollar-NIS exchange rate and the Euro-NIS exchange rate, are influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar and the Euro. We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, our dollar and Euro costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar and the Euro, or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against foreign currencies, generally reflecting inflation rate differentials. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

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

THE RIGHTS AND RESPONSIBILITIES OF OUR SHAREHOLDERS ARE GOVERNED BY ISRAELI LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES OF SHAREHOLDERS UNDER U.S. LAW.

      We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

      We manufacture and supply technologically advanced circuitry solutions for use in sophisticated and compact electronic products. We provide specialized services and are a solution provider in the PCB business, mainly in Israel and in Europe. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications.

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

      In 2004, we continued to focus on the sale of flex-rigid, high density interconnect, or HDI, and special different base materials PCBs. Such products accounted for approximately $17.3 million or 61% of our total sales in the fiscal year ended December 31, 2004 as compared to approximately $12.9 million or 52% of our total sales in the fiscal year ended December 31, 2003.

      In June 2002, we acquired 76% of Kubatronik, a privately held German PCB manufacturer, for approximately 2.6 million Euros. The remaining 24% of Kubatronik is held by Mr. Alois Kubat, its founder. Kubatronik specializes in manufacturing short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment and computer and data storage equipment as well as contract electronic manufacturers. This acquisition facilitated our entry into the German market, while complementing our existing relationships throughout the rest of Europe. We believe that this acquisition will continue to provide us additional sales and marketing channels. In July 2003 we appointed a new General Manager for Kubatronik and in October 2003, Mr. Kubat retired from Kubatronik (see Item 5B, "Operating and Financial Review and Prospects - Liquidity and Capital Resources").

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

      o FLEXIBLE AND FLEX-RIGID PCBs. Flexible boards are thin, light-weight circuits used to interconnect other circuit boards and electronic devices within electronic equipment. Flex-rigid boards are composed of rigid parts and flexible layers. They generally range from two to thirty layers. Flex-rigid boards provide solutions for electronic systems that impose space and shape restrictions and for systems in which reliability of connectivity is crucial. These products are often found in military applications (primarily avionics), medical and measurement equipment and the automotive industry, among other uses.

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

MANUFACTURING AND ENGINEERING PROCESSES

      In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness. During the five years ended December 31, 2004, we invested approximately $11.8 million for these purposes (not including the investments of Kubatronik).

      MANUFACTURING CAPABILITIES. We have the capability to manufacture PCBs with layer counts in excess of 30 layers, blind and buried vias and designs using materials as thin as 0.002 inches. We established our HDI advanced capabilities after a two-year period of research and development, followed by a significant investment in HDI production capacity. As of August 31, 2000, we began to supply HDI products to selected customers. We are able to produce short runs of five to thirty PCBs within three to five working days, a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits. In the fiscal year ended December 31, 2004, approximately 43% of our manufactured products were ordered for delivery in less than 20 working days, of which approximately 9% were ordered for delivery within six to ten working days and approximately 4% in less than five working days. The recent trend of short time delivery orders as compared to past years is a result of the continued change in our product mix, from rigid PCBs to flex-rigid, high density interconnect and special different base material PCBs, which involve a more complex and timely production process.

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

SALES, CUSTOMERS AND MARKETING

      SALES. In the fiscal year ended December 31, 2002, December 31, 2003 and December 31, 2004, the primary industries for which we produced PCBs were defense and aerospace equipment (42%, 41% and 35% of production, respectively), medical equipment (20%, 10% and 23% of production respectively), telecom and networking equipment (20%, 24% and 18% of production, respectively) and industrial equipment (9%, 13% and 16% of production, respectively) as well as for contract electronic manufacturers (6%, 6% and 3% of production, respectively).

      CUSTOMERS. During the fiscal year ended December 31, 2004, we provided PCBs to approximately 210 customers in Israel and approximately 290 customers outside of Israel (including Kubatronik's customers). Our customers outside of Israel are located primarily in Germany and the Scandinavian countries and our principal customer is located in France. Sales to non-Israeli customers increased from $6.1 million (24.2% of revenues) in the fiscal year ended December 31, 2002 to $8.3 million (33% of revenues) in the fiscal year ended December 31, 2003 to $13.3 million (45.7% of revenues) in the fiscal year ended December 31, 2004.

      In the fiscal years ended December 31, 2002, 2003 and 2004, our principal customer accounted for 8.5%, 9.1% and 12.3% of our sales, respectively. Our ten largest customers accounted for 46%, 40.5% and 46% of our sales in the fiscal years ended December 31, 2002, 2003 and 2004, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

      MARKETING. We market and sell our products primarily through our direct sales staff located in Israel, which currently consists of six sales personnel. The marketing of our products in Europe is generally performed by Kubatronik and our sales agent in Sweden. We recently initiated marketing efforts in order to expand our market share to other European countries such as France, Spain and Italy. In 2004, we continued our marketing efforts in the United States in order to increase the demand for our flex rigid and HDI PCBs. We currently market our products in the United States through a sales manger who is supported by six regional representatives. Since 2001, we market our products in India through a local sales agent, mainly to government bodies. We also maintain an internal sales and customer service support system that works with our outside sales personnel to initiate, promote and maintain our relationships with customers.

      Our strategy is to focus on the high end of the PCB market, mainly in flex-rigid PCBs, in which margins are significantly better. We also initiated a program to upgrade our processes by implementing high-quality standards, employee training and special training activities for clients. We are continuing to expand our export marketing efforts in Europe, mainly in Germany as well as in the United States. Marketing efforts include the distribution of promotional items, seminars for engineers, technical information supplied to business publications and participation in trade shows and industry conferences.

MATERIALS AND SUPPLIES

      The materials used in the manufacture of PCBs are primarily laminates (copper clad, with an isolating core separating them), prepregs, photo-chemical films, chemicals and inks. Most of the materials we use are manufactured in Europe. Some of the materials are purchased directly from the manufacturer, while others are purchased from local distributors.

      Although we use a select group of suppliers, the materials used to manufacture PCBs generally are readily available from multiple suppliers. After an increase in prices in 2001, our suppliers decreased their prices in 2002, 2003 and 2004 for the principal raw materials we use in the manufacture of PCBs. However, in certain periods such decrease was partially offset by the devaluation of the NIS primarily against the U.S. dollar and the Euro. Based on the current trends of the raw materials market, we expect that our suppliers will increase their prices in 2005. Although to date our profitability has not been significantly affected by such price changes and NIS devaluation, we cannot assure you that future price changes in raw materials will not materially affect our profitability.

COMPETITION

      The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue. In the Israeli market we mainly compete with PCB Technologies Ltd., Melta Ltd. and several smaller local PCB manufacturers, as well as with major PCB exporters from the United States, Europe and Asia. Such exporters include Ruwel Werke GmbH (Germany), HannStar Board Corp. (Taiwan), Vertex Precision Electronics Inc. (Taiwan), Nan-Ya PCB Corp. (Taiwan), Unitech Printed Circuit Corp. (Taiwan), Tyco Printed Circuit Group (United States), Dynamic Details Inc. (United Kingdom) (prior to the dissolution of its British plant in 2005), Oriental Printed Circuits Ltd. (Hong
Kong) and Dae Duck Electronics Comp. Ltd. (South Korea). In the European market we mainly compete with Ruwel Werke GmbH (Germany), Advanced Circuit Boards NV (Belgium) and Dynamic Details Inc. (United Kingdom) (prior to the dissolution of its British plant in 2005). In the United States market we mainly compete with Tyco Printed Circuit Group (United States). We compete principally in the market for complex, rigid multi-layer PCBs. Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights. From the second quarter of the 2001 fiscal year through the 2003 fiscal year, we experienced increased price competition mainly in the rigid PCB segment, particularly from our local competitors and to a lesser extent from U.S., European and Asian based PCB manufacturers, due to continued recession in the Israeli and international electronics industry, which had resulted in reduced demand for our products. During the last years, PCB manufacturers in the Far-East (mainly in China) have made significant investments in their PCB production capacity, mainly for rigid PCBs. As a result of this increased production capacity, together with the recession in the international electronics industry from 2001 through 2003, many PCB manufacturers in Europe and the United States ceased their production activities and our current competition in the rigid PCB segment is mainly from PCB manufacturers based in the Far-East, that have substantially lower production costs than us. Price competition as well as increased PCB production capacity in the Far-East, negatively affected our revenues in the two years ended December 31, 2003. Competitive pressures could cause us to lose market share. From 2002 through 2003 we suffered from price erosion, primarily in the rigid PCB segment, that had a material adverse affect on our operating results in the two years ended December 31, 2003.

ENVIRONMENTAL MATTERS

      Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

      PCB manufacturing requires the use of metals and chemicals classified as hazardous substances. Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems. Environmental regulations enacted in Israel in September 2000 provide that a company, which is found discharging water containing contaminates, will be liable to pay quadruple the amount normally charged for its water consumption. We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities. We believe the waste treatment systems at our facilities are substantially in compliance with all material applicable environmental laws and regulations. There is no assurance, however, that violations will not occur in the future. We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial. According to the September 2000 regulations, manufacturing plants are required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, an owner of a plant would have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. Since 1996, we have undertaken various actions to reduce the use of water in our manufacturing facilities. We believe that we have materially complied with the September 2000 regulations, but no assurance can be given that such compliance will be sufficient.

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

C.    ORGANIZATIONAL STRUCTURE

      In June 1999, we established Eltek Europe Ltd., as a wholly owned subsidiary incorporated in the United Kingdom, to manage our marketing activities in Europe. Since July 31, 2002, Eltek Europe Ltd. is inactive and the marketing activities in Europe are currently managed from Israel and Germany.

      In May 2002, we established En-Eltek Netherlands 2002 B.V., a wholly owned subsidiary incorporated in the Netherlands, in connection with our acquisition of a 76% interest in Kubatronik. Kubatronik is a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment and computer and data storage equipment as well as contract electronic manufacturers. Mr. Alois Kubat, Kubatronik's founder, holds the remaining 24% interest in such company. See Item 5B. "Operating and Financial Review and Prospects -Liquidity and Capital Resources."

D.    PROPERTY, PLANTS AND EQUIPMENT

LEASED FACILITIES

      Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel. The lease for our facilities expires in December 31, 2011. A lease for an adjoining 10,000 square feet parking area expires on December 31, 2006. In the fiscal year ended December 31, 2004, we paid NIS 2.3 million ($535,000) in rent for these premises.

      Kubatronik's executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany. The lease for their facilities expires in June 30, 2008. A lease for an adjoining 8,000 square feet parking area expires on December 31, 2010. In the fiscal year ended December 31, 2004, Kubatronik paid NIS 482,000 ($112,000) in rent for these premises.

LEASED EQUIPMENT

      We lease manufacturing equipment from Orbotech Ltd. under two operating lease agreements, pursuant to which as of December 31, 2004 we are obligated to pay a total amount of NIS 6.1 million ($1.4 million), through February 2010. Our monthly lease expense under these two agreements is approximately NIS 120,000 ($28,000), linked to the U.S. dollar.

      We lease additional manufacturing equipment under two operating lease agreements, pursuant to which as of December 31, 2004 we are obligated to pay a total amount of NIS 1.5 million ($354,000), through March 2007. Our monthly lease expense under these two agreements is approximately NIS 76,000 ($18,000), linked to the Swiss Franc in one agreement and the Euro in the other.

      Kubatronik leases manufacturing equipment under two operating lease agreements, pursuant to which as of December 31, 2004 Kubatronik is obligated to pay a total amount of 105,000 Euros ($143,000), through January 2008. Our monthly lease expense under these two agreements is approximately 5,300 Euros ($7,200).

INVESTMENT IN EQUIPMENT AND INFRASTRUCTURE

      In 2003, we invested NIS 3.8 million ($881,000) in capital expenditures. Almost all of our capital expenditures were allocated to the purchase of production and manufacturing equipment (mainly for Kubatronik) in the amount of NIS 3.0 million ($693,000) and leasehold improvements in the amount of NIS 607,000 ($141,000).

      In 2004, we invested NIS 1.5 million ($341,000) in capital expenditures. Almost all of our capital expenditures were allocated to the purchase of production and manufacturing equipment (mainly for our company) in the amount of NIS 1.1 million ($250,000) and leasehold improvements in the amount of NIS 306,000 ($71,000).

      In 2005, we intend to invest approximately NIS 4.3 million ($1 million) in capital expenditures, most of which we intent to allocate to the purchase of production and manufacturing equipment (mainly for our company).

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

      Our financial statements have been prepared in accordance with Israeli GAAP, which vary in certain significant respects from U.S. GAAP, as described in
Note 28 to the financial statements.

      INVENTORIES

      Inventories are recorded at the lower of cost or market value. The cost of raw materials is determined on a moving average basis. The cost of work-in process and completed products is determined on a direct production cost, plus allocated indirect expenses, all of which are on an average basis. If actual market conditions are less favorable than those projected by us or if there is no future demand for part or all of our inventories, we will need to write-off the affected inventories. This could result in an increase of our operating expenses. At December 31, 2004, our inventories amounted to NIS 13.6 million ($3.2 million).

      IMPAIRMENT IN VALUE OF ASSETS

      Since January 1, 2003, we have applied the Israel Accounting Standards Board, or IASB, Accounting Standard No. 15, "Impairment in Value of Assets", to ensure that our assets in the consolidated balance sheet are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price and the usage value, which is the present value of the estimated future cash flows expected to derive from the use and realization of the asset. This standard which is based on International Accounting Standard No. 36, applies to all of our assets in the consolidated balance sheet, except for tax assets and monetary assets. Likewise this Standards prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, we recognize an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss in recognized in this manner will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date on which the last impairment loss was recognized.

      PROPERTY AND EQUIPMENT

     Assets are recorded at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation range from 3% to 33% per year. Under Israeli GAAP, in accordance with Standard No. 15, certain procedures must be applied in order ensure that our property and equipment in our consolidated balance sheet are not presented at an amount which is in excess of our recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of our property and equipment. If in the future the carrying value of our property and equipment do not meet the requirements of Standard No. 15, we may be required to accelerate the depreciation or write-off part of our property and equipment. This could result in an increase of our operating expenses. At December 31, 2004, our property and equipment amounted to NIS 31.6 million ($7.3 million).

      GOODWILL

     Our goodwill as of December 31, 2004 is the surplus of our investment in Kubatronik over the acquired part of its net assets. Under Israeli GAAP, goodwill is amortized periodically on a straight-line basis over ten years. Under U.S. GAAP, goodwill is no longer amortized but evaluated for impairment in accordance with SFAS No. 142. If our future revenues, operating expenses or other assumptions made in order to determine fair value of goodwill are less favorable than our estimates, we may be required to accelerate the amortization or write-off the goodwill associated with the Kubatronik acquisition. At December 31, 2004, such goodwill amounted to NIS 4.7 million ($1.1 million).

RECENT ACCOUNTING PRONOUNCEMENTS

      RECENT ACCOUNTING PRONOUNCEMENTS IN ISRAEL

      In July 2004, the IASB published Accounting Standard No. 19, "Taxes on Income." The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. We believe that the impact of the Standard on our results of operations, financial position and cash flows will not be material.

      RECENT ACCOUNTING PRONOUNCEMENTS IN THE UNITED STATES

      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), "Share-Based Payment", or SFAS 123(R), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for us commencing January 1, 2006.

      SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

      1. The "modified prospective" method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

      2. The "modified retrospective" method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures either (i) all prior periods presented or (ii) the prior interim period of the year of adoption.

      As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25, the intrinsic value method, and, as such, recognize no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant.

      In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections", or SFAS 154. SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 requires that a voluntary change in an accounting principle be applied retrospectively with all prior period financial statements presented in accordance with the new accounting principle. SFAS 154 also requires that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a "restatement". SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on our consolidated financial statements.

A.    OPERATING RESULTS

      The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

                                                FISCAL YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                 2002       2003        2004
                                               -------    --------   ---------
Revenues ...................................     100.0%      100.0%     100.0%
Cost of revenues ...........................     (98.5)      (94.8)     (88.0)
                                               -------    --------   --------
Gross profit ...............................       1.5         5.2       12.0
Research and development costs,  net .......      (0.1)          *         --
Selling, general and administrative
  expenses .................................     (14.0)      (13.8)     (14.6)
Amortization of goodwill ...................      (0.3)       (0.5)      (0.5)
                                               -------    --------   --------
Operating loss .............................     (12.9)       (9.1)      (3.1)
Financial expenses, net ....................      (1.4)       (2.8)      (2.3)
Other income (expenses), net ...............       0.3           *          *
                                               -------    --------   --------
Loss before tax benefit (expenses) .........     (14.0)      (11.9)      (5.4)
Tax benefit (expenses) .....................      (0.4)       (0.2)       0.6
                                               -------    --------   --------
Loss after tax benefit (expenses) ..........     (14.4)      (12.1)      (4.8)
Minority share in subsidiary's net results..      (0.2)        0.1        0.1
                                               -------    --------   --------
Net loss ...................................     (14.6)      (12.0)      (4.7)
                                               =======    ========   ========

* Less than 0.1%

FISCAL YEAR ENDED DECEMBER 31, 2004 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2003

      REVENUES. Revenues increased by 15.4% to NIS 125 million ($29.0 million) in the fiscal year ended December 31, 2004 from NIS 108.3 million ($25.1 million) in the fiscal year ended December 31, 2003. The increase in revenues primarily reflects the growth of our sales in Europe, which increase was partially offset by a decrease in our sales to local customers. We believe that our revenues will increase slightly in 2005.

      COST OF REVENUES. Cost of revenues increased by 7.2% to NIS 110.0 million ($25.5 million) in the fiscal year ended December 31, 2004 from NIS 102.6 million ($23.8 million) in the fiscal year ended December 31, 2003. The decrease in cost of revenues as a percentage of revenues primarily reflects the implementation of our strategic plan to concentrate our efforts in the high-end PCB market that provides higher margins and our cost-cutting measures. We believe that our cost of revenues as a percentage of revenues will decrease slightly in 2005.

      GROSS PROFIT. Gross profit increased by 265% to NIS 15.0 million ($3.5 million) in the fiscal year ended December 31, 2004 from NIS 5.7 million ($1.3 million) in the fiscal year ended December 31, 2003. The increase in gross profits as a percentage of revenues primarily reflects increased margins as a result of the concentration of our efforts in the high-end PCB market, mainly flex-rigid PCBs. We believe that our gross profit as a percentage of revenues will increase slightly in 2005.

      RESEARCH AND DEVELOPMENT INCOME, NET. We generally do not engage in research and developments efforts. During the years 1999 to 2001, we were a member of a consortium of companies operating in the electronic equipment industry that engaged in research and development under the supervision of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the Chief Scientist. The consortium ended its activities as of July 31, 2001. In 2003, after the consortium was discontinued, a surplus amount of money was distributed among its members. We received NIS 18,000 ($4,000) from the distribution that was recorded as income in 2003. We did not record research and development income or expense in 2004.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 21.8% to NIS 18.3 million ($4.2 million) in the fiscal year ended December 31, 2004 from NIS 15.0 million ($3.5 million) in the fiscal year ended December 31, 2003. The increase primarily reflects growth in payroll and related benefits expenses and costs of professional services.

      AMORTIZATION OF GOODWILL. Amortization of goodwill was NIS 593,000 ($138,000) in the fiscal year ended December 31, 2004 and NIS 584,000 ($136,000) in the fiscal year ended December 31, 2003. Goodwill reflects the goodwill arising from our acquisition of Kubatronik.

      OPERATING LOSS. As a result of the foregoing, we had an operating loss of NIS 3.9 million ($896,000) in the fiscal year ended December 31, 2004 compared to an operating loss of NIS 9.9 million ($2.3 million) in fiscal year ended December 31, 2003.

      FINANCIAL EXPENSES, NET. Financial expenses, net were NIS 2.9 million ($684,000) in the fiscal year ended December 31, 2004 and NIS 3.0 million ($694,000) in the fiscal year ended December 31, 2003. Financial expenses, net in the fiscal year ended December 31, 2004 were primarily attributable to short-term credit and bank charges, expenses on long-term loans and exchange rate expenses net.

      OTHER INCOME (EXPENSES), NET. We had other income, net of NIS 52,000 ($12,000) in the fiscal year ended December 31, 2004 as compared to other expenses, net of NIS 20,000 ($5,000) in the fiscal year ended December 31, 2003. Other income, net in the fiscal year ended December 31, 2004 was attributable to gain on disposals of fixed assets, net, which was partially offset by legal expenses that were not in the ordinary course of business.

      TAXES BENEFIT (EXPENSES). We recorded a tax benefit of NIS 713,000 ($166,000) in the fiscal year ended December 31, 2004 from a deferred tax asset due to carry-forward losses of Kubatronik that we expect to realize in the foreseeable future. In the fiscal year ended December 31, 2003, Kubatronik recorded taxes on income of NIS 194,000 ($45,000).

      MINORITY SHARE IN SUBSIDIARY'S NET RESULTS. Minority share in subsidiary's net results reflects the minority's interest of NIS 182,000 ($42,000) in Kubatronik's net loss in the fiscal year ended December 31, 2004 as compared to the minority interest of NIS 118,000 ($27,000) in Kubatronik's net loss in the fiscal year ended December 31, 2003.

      NET LOSS. As a result of the foregoing, we incurred a net loss of NIS 5.9 million ($1.4 million) in the fiscal year ended December 31, 2004 as compared to a net loss of NIS 13.0 million ($3.0 million) in the fiscal year ended December 31, 2003

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2002

      REVENUES. Revenues slightly increased to NIS 108.3 million ($25.1 million) in the fiscal year ended December 31, 2003 from NIS 108 million ($25.1 million) in the fiscal year ended December 31, 2002. The increase in revenues primarily reflects the inclusion of 12 months of Kubatronik's revenues in 2003 compared to approximately seven months in 2002. The increase was offset by the decrease in local market revenues.

      COST OF REVENUES. Cost of revenues decreased by 3.6% to NIS 102.6 million ($23.8 million) in the fiscal year ended December 31, 2003 from NIS 106.5 million ($24.7 million) in the fiscal year ended December 31, 2002. The decrease in cost of revenues as a percentage of revenues primarily reflects the reduction in raw material usage, reduced payroll expenses and the influence of the high margins obtained by Kubatronik.

      GROSS PROFIT. Gross profit increased by 259% to NIS 5.7 million ($1.3 million) in the fiscal year ended December 31, 2003 from NIS 1.6 million ($366,000) in the fiscal year ended December 31, 2002. The increase in gross profits as a percentage of revenues primarily reflects the cost-cutting actions that were undertaken to improve our profitability and the increased contribution by Kubatronik.

      RESEARCH AND DEVELOPMENT INCOME (EXPENSES), NET. We generally do not engage in research and developments efforts. During the years 1999 to 2001, we were a member of a consortium of companies operating in the electronic equipment industry that engaged in research and development under the supervision of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the Chief Scientist. The consortium ended its activities as of July 31, 2001. Unapproved reimbursements from the Chief Scientist relating to our research and development expenses arising from our participation in the consortium were debited in 2001 in the amount of NIS 116,000 ($27,000) and were included in our research development expenses in 2002. In 2003, after the consortium had been discontinued, a surplus amount of money was distributed among its members. We received NIS 18,000 ($4,000) from the distribution that was recorded as income in 2003.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased by 1.0% to NIS 15.0 million ($3.5 million) in the fiscal year ended December 31, 2003 from NIS 15.2 million ($3.5 million) in the fiscal year ended December 31, 2002. The decrease reflects the cost-cutting actions that were undertaken to improve our profitability. The decrease was partially offset by the inclusion of a full year of Kubatronik's expenses in 2003 compared to approximately seven months in 2002.

      AMORTIZATION OF GOODWILL. Amortization of goodwill increased by 100% to NIS 584,000 million ($136,000) in the fiscal year ended December 31, 2003 from NIS 292,000 ($68,000) in the fiscal year ended December 31, 2002. The increase reflects 12 months of goodwill amortization in the year ended December 31, 2003 as compared to approximately seven months in the year ended December 31, 2002.

      OPERATING LOSS. As a result of the foregoing, we had an operating loss of NIS 9.9 million ($2.3 million) in fiscal year ended December 31, 2003 compared to an operating loss of NIS 14.0 million ($3.2 million) in fiscal year ended December 31, 2002.

      FINANCIAL EXPENSES, NET. Financial expenses, net increased to NIS 3.0 million ($694,000) in the fiscal year ended December 31, 2003 from NIS 1.4 million ($335,000) in the fiscal year ended December 31, 2002. The increase primarily reflects the impact of the deflation in Israel during the fiscal year ended December 31, 2003 as compared to the 6.5% rate of inflation in the fiscal year ended December 31, 2002.

      OTHER INCOME (EXPENSES), NET. We had other expenses, net of NIS 20,000 ($5,000) in the fiscal year ended December 31, 2003 as compared to other income net of NIS 290,000 ($67,000) in the fiscal year ended December 31, 2002. Other expenses, net in the fiscal year ended December 31, 2003 were attributable to a provision that we recorded in respect to customer indemnification and customs charges. This amount was partially offset by gain on disposals of fixed assets.

      TAX EXPENSES. We recorded taxes on income of NIS 194,000 ($45,000) in the fiscal year ended December 31, 2003 as compared to NIS 380,000 ($88,000) in the fiscal year ended December 31, 2002. The decrease primarily reflects the net loss of Kubatronik in the fiscal year ended December 31, 2003, as a result of which Kubatronik recorded a tax benefit in 2003 of NIS 159,000 ($37,000) that was partially offset by taxes incurred by En-Eltek Netherlands 2002 B.V. in 2003 on dividends distributed by Kubatronik in 2002.

      MINORITY SHARE IN SUBSIDIARY'S NET RESULTS. Minority share in subsidiary's net results reflects the minority's interest of NIS 118,000 ($27,000) in Kubatronik's net loss in the fiscal year ended December 31, 2003 as compared to the minority interest of NIS 198,000 ($46,000) in Kubatronik's net income for the period beginning on the date of acquisition and ended December 31, 2002.

      NET LOSS. As a result of the foregoing, we incurred a net loss of NIS 13.0 million ($3.0 million) in the fiscal year ended December 31, 2003 as compared to a net loss of NIS 15.7 million ($3.6 million) in the fiscal year ended December 31, 2002.

QUARTERLY RESULTS OF OPERATIONS

      The following table sets forth certain unaudited quarterly financial information in NIS and expressed as a percentage of revenues for each of our last eight quarters. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report, consisting only of normal recurring accruals, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                                            QUARTER ENDED (UNAUDITED)
                                                ------------------------------------------------------------------------------------
                                                                  2003                                        2004
                                                ----------------------------------------    ----------------------------------------
                                                MAR. 31    JUN. 30    SEP. 30   DEC. 31    MAR. 31    JUN. 30    SEP. 30    DEC. 31
                                                -------    -------    -------   -------    -------    -------    -------    -------
                                                                                 (NIS IN THOUSANDS)
                                                ------------------------------------------------------------------------------------
ISRAELI GAAP:
Revenues ....................................    28,076     25,496    27,085     27,646     30,314     27,102     32,569     35,017
Cost of revenues ............................   (26,882)   (24,367)  (25,076)   (26,318)   (26,845)   (26,135)   (28,780)   (28,238)
                                                -------    -------   -------    -------    -------    -------    -------    -------
Gross profit ................................     1,194      1,129     2,009      1,328      3,469        967      3,789      6,779
Research and development income, net ........        18          -         -          -          -          -          -          -
Selling, general and administrative
   expenses .................................    (4,088)    (3,519)   (3,814)    (3,575)    (4,629)    (4,547)    (4,043)    (5,046)
Amortization of goodwill ....................      (127)      (127)     (153)      (177)      (147)      (147)      (147)      (152)
                                                -------    -------   -------    -------    -------    -------    -------    -------
Operating income (loss) .....................    (3,003)    (2,517)   (1,958)    (2,424)    (1,307)    (3,727)      (401)     1,581
Financial income (expenses), net ............      (473)        28    (1,429)    (1,115)    (1,152)      (664)      (674)      (458)
Other income (expenses), net ................         5         24       134       (183)       (17)       (12)        68         13
                                                -------    -------   -------    -------    -------    -------    -------    -------
Income (loss) before tax benefit
   (expenses)................................    (3,471)    (2,465)   (3,253)    (3,722)    (2,476)    (4,403)    (1,007)     1,136
Tax benefit (expenses) ......................      (126)       (58)       83        (93)       (55)        55          -        713
                                                -------    -------   -------    -------    -------    -------    -------    -------
Income (loss) after tax benefit (expenses)...    (3,597)    (2,523)   (3,170)    (3,815)    (2,531)    (4,348)    (1,007)     1,849
Minority share in subsidiary's net results...       (46)       (22)       31        155        (31)        69         74         70
                                                -------    -------   -------    -------    -------    -------    -------    -------
Net income (loss) ...........................    (3,643)    (2,545)   (3,139)    (3,660)    (2,562)    (4,279)      (933)     1,919
                                                =======    =======   =======    =======    =======    =======    =======    =======

                                                                             QUARTER ENDED (UNAUDITED)
                                                 -----------------------------------------------------------------------------------
                                                                   2003                                        2004
                                                 ----------------------------------------    ---------------------------------------
                                                                        (AS A PERCENTAGE OF TOTAL REVENUES)
                                                 -----------------------------------------------------------------------------------
                                                 MAR. 31   JUN. 30    SEP. 30    DEC. 31   MAR. 31    JUN. 30    SEP. 30    DEC. 31
                                                 -------   -------    -------    -------   -------    -------    -------    -------
ISRAELI GAAP:
Revenues .....................................     100.0%    100.0%     100.0%     100.0%      100%       100%       100%       100%
Cost of revenues .............................     (95.7)    (95.6)     (92.6)     (95.2)    (88.6)     (96.4)     (88.4)     (80.6)
                                                 -------   -------    -------    -------   -------    -------    -------    -------
Gross profit .................................       4.3       4.4        7.4        4.8      11.4        3.6       11.6       19.4
Research and development income, net .........         *         -          -          -         -          -          -          -
Selling, general and administrative expenses..     (14.6)    (13.8)     (14.1)     (12.9)    (15.2)     (16.8)     (12.4)     (14.4)
Amortization of goodwill .....................      (0.4)     (0.5)      (0.5)      (0.6)     (0.5)      (0.5)      (0.4)      (0.4)
Operating income (loss) ......................     (10.7)     (9.9)      (7.2)      (8.7)     (4.3)     (13.7)      (1.2)       4.6
Financial income (expenses), net .............      (1.7)      0.1       (5.3)      (4.0)     (3.8)      (2.5)      (2.1)      (1.3)
Other income (expenses), net .................         *       0.1        0.5       (0.7)     (0.1)         *        0.2          *
                                                 -------   -------    -------    -------   -------    -------    -------    -------
Income (loss) before tax benefit (expenses)...     (12.4)     (9.7)     (12.0)     (13.4)     (8.2)     (16.2)      (3.1)       3.3
Tax benefit (expenses) .......................      (0.4)     (0.2)       0.3       (0.4)     (0.2)       0.2          -        2.0
                                                 -------   -------    -------    -------   -------    -------    -------    -------
Income (loss) after tax benefit (expenses)....     (12.8)     (9.9)     (11.7)     (13.8)     (8.4)     (16.0)      (3.1)       5.3
Minority share in subsidiary's net results....      (0.2)     (0.1)       0.1        0.6      (0.1)       0.2        0.2        0.2
                                                 -------   -------    -------    -------   -------    -------    -------    -------
Net income (loss) ............................     (13.0)    (10.0)     (11.6)     (13.2)     (8.5)     (15.8)      (2.9)       5.5
                                                 =======   =======    =======    =======   =======    =======    =======    =======

* Less than 0.1%

CONDITIONS IN ISRAEL

      We are incorporated under the laws of the State of Israel, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly influenced by political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

POLITICAL CONDITIONS

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel and with Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

      In addition, many of our directors, officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

      To date, no executive officer or key employee was recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

ECONOMIC CONDITIONS

      In recent years, the Israeli economy has gone through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Despite positive trends in the Israeli economy in 2004, our operations in the local market, primarily in the rigid PCB segment, have continued to be adversely affected by the economic conditions in Israel and could be further affected if the economic conditions in Israel deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to import raw materials.

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

EFFECTIVE CORPORATE TAX RATE

      Israeli companies are generally subject to corporate tax on taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. The Israeli government recently announced a new tax reform, pursuant to which the corporate tax rate is expected to be reduced gradually during the following years up to 25% in 2010, but such tax reform has not yet been enacted. Certain of our production facilities have been granted the status of an "approved enterprise" under the Law for the Encouragement of Capital Investments, 1959, as amended. Subject to certain time limitations, income derived from such approved enterprise will be subject to corporate tax of up to 25%. For additional information see Item 10E. "Additional Information - Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959" and Note 24 to our financial statements.

      As of December 31, 2004, we had approximately NIS 68.3 million ($15.9 million) in tax loss carry-forwards, which can be offset against future income without time limitation. We can not be reasonably assured as to our ability to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and our loss carry-forwards in the foreseeable future. Therefore we have not recorded a deferred tax asset in respect of these differences and loss carry-forwards. In the fiscal year ended December 31, 2004, we recorded a deferred tax asset in respect of Kubatronik's tax loss carry-forwards.

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

                                           FISCAL YEAR
                                       ENDED DECEMBER 31,
                           --------------------------------------
                           2000     2001     2002    2003    2004
                           ----     ----     ----    ----    ----
U.S. dollar ............   (2.7)%    9.3%     7.3%   (7.6)%   1.6%
Euro ...................   (9.9)     3.8     27.2    11.3     6.2%
Israeli consumer price
index ..................    0.0      1.4      6.5    (1.9)    1.2%

      Since most of our sales are quoted in U.S. dollars and in Euro and most of our expenses are incurred in NIS, our results could be adversely affected by a change in the rate of inflation in Israel when such change is not offset (or is offset on a lagging basis) by a corresponding devaluation of the NIS against the U.S. dollar and the Euro. Since 2002, we have not used any hedging instruments in order to protect ourselves from currency fluctuation and inflation risks, though we may use them in the future.

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

      We expended approximately NIS 1.5 million ($341,000) for capital expenditures in the fiscal year ended December 31, 2004 and approximately NIS
3.8 million ($881,000) in the fiscal year ended December 31, 2003. In the fiscal years ended December 31, 2004 and 2003, our capital expenditures were mainly related to our investments in production and manufacturing equipment and leasehold improvements. We do not presently have any commitments for significant capital spending expenditures or capitalized leases.

     In June 2002, we acquired 76% of Kubatronik for approximately 2.6 million Euros. The remaining 24% of Kubatronik is held by Mr. Alois Kubat. Pursuant to the agreement under which we acquired our interest in Kubatronik, as amended on May 4, 2005, following the termination of Mr. Kubat's employment with Kubatronik and prior to December 31, 2007, Mr. Kubat will have the right to require us to purchase, and we will have the right to require Mr. Kubat (or his permitted transferee) to sell to us, Mr. Kubat's entire holdings in Kubatronik. The price for Mr. Kubat's entire holdings in Kubatronik will not be less than 552,000 Euros and will not exceed 920,000 Euros, subject to certain price adjustments set forth in the agreement (inlcuding, among other things, accrual of annual interest at the rate of LIBOR + 1% from December 31, 2004). Mr. Kubat retired in October 2003. Under Israeli GAAP, our right to purchase the remaining 24% of Kubatronik has no accounting consequences. Under U.S. GAAP, such an instrument should be marked to market every reporting period, in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (see Note 28 of our financial statements, "Effect of Significant Differences Between Generally Accepted Principles in Israel and the United States").

      Net cash provided by operating activities was NIS 7.9 million ($1.8 million) for the fiscal year ended December 31, 2004. This amount was primarily attributable to fixed assets depreciation of NIS 13.4 million ($3.1 million), an increase in other liabilities and accrued expenses of NIS 2.5 million ($569,000), a decrease in other receivables and prepaid expenses of NIS 1.3 million ($294,000), an increase in trade payables of NIS 1.2 million ($277,000) and amortization of goodwill of NIS 593,000 ($138,000). This amount was partially offset by our net loss of NIS 5.9 million ($1.4 million), an increase in trade receivables of NIS 4.0 million ($926,000), a deferred tax asset that we recorded in the amount of NIS 753,000 ($175,000) and an increase in inventories of NIS 379,000 ($88,000). Net cash provided by operating activities was NIS 6.6 million ($1.5 million) for the fiscal year ended December 31, 2003. This amount was primarily attributable to fixed assets depreciation of NIS 14.9 million ($3.5 million), a decrease in trade receivables of NIS 5.7 million ($1.3 million), amortization of goodwill of NIS 584,000 ($136,000) and an increase in other liabilities and accrued expenses of NIS 391,000 ($91,000). This amount was partially offset by our net loss of NIS 13.0 million ($3.0 million), the inflationary impact on long-term debt of NIS 706,000 ($164,000), an increase in inventories of NIS 632,000 ($147,000) and a decrease in trade payables of NIS 503,000 ($117,000).

      Net cash used in investing activities was NIS 1.3 million ($297,000) in the fiscal year ended December 31, 2004 and NIS 3.5 million ($811,000) in the fiscal year ended December 31, 2003. The decrease in investing activities in the fiscal year ended December 31, 2004 was primarily attributable to a decrease of NIS 2.3 million ($540,000) in fixed assets acquisitions.

      Net cash used in financing activities was NIS 6.9 million ($1.6 million) in the fiscal year ended December 31, 2004, which was primarily attributable to a net decrease of NIS 6.9 million ($1.6 million) in long-term and short-term credit from our banks. Net cash used in financing activities was NIS 5.3 million ($1.2 million) in the fiscal year ended December 31, 2003, which was primarily attributable to a net decrease of NIS 7.5 million ($1.7 million) in long-term and short-term credit from our banks which was partially offset by the issuance of convertible note in the amount of NIS 2.2 million ($503,000).

      As of December 31, 2004, we had NIS 4.3 million ($992,000) in cash and cash equivalents and working deficit of NIS 10.8 million ($2.5 million), as compared to NIS 4.4 million ($1.0 million) in cash and cash equivalents and working deficit of NIS 10.1 million ($2.3 million) at December 31, 2003.

      As of December 31, 2004, the following revolving lines of credit (all of which will be available to us until at least March 31, 2006, subject to certain conditions, unless otherwise indicated) and long-term loans were outstanding.

      o a revolving line of credit of approximately NIS 4.6 million ($1.1 million) with Bank Hapoalim B.M. Of such amount, NIS 474,000 ($110,000) was linked to the dollar and NIS 4.1 million ($952,000) was not linked.

      o long-term loans from Bank Hapoalim B.M. aggregating NIS 4.1 million ($951,000). Of such amount, NIS 1.8 million ($412,000) was linked to the Israeli consumer price index, NIS 1.3 million ($296,000) was linked to the dollar and NIS 1.0 million ($243,000) was not linked.

      o a revolving line of credit of approximately NIS 3.6 million ($826,000) with Israel Discount Bank Ltd. Of such amount NIS 560,000 ($130,000) was linked to the dollar and NIS 3.0 million ($696,000) was not linked.

      o long-term loans from Israel Discount Bank Ltd. in the aggregate amount of NIS 7.4 million ($1.7 million). Of such amount, NIS 1.5 million ($345,000) was linked to the Israeli consumer price index, NIS 4.5 million ($1.0 million) was linked to the dollar and NIS 1.4 million ($323,000) was not linked.

      o a revolving line of credit of approximately NIS 5.0 million ($1.2 million) with Bank Leumi LeIsrael Ltd. Of such amount NIS 491,000 ($114,000) was linked to the dollar and NIS 4.5 million ($1.0 million) was not linked. In accordance with agreements with Bank Leumi LeIsrael Ltd., the dollar linked credit line will be repaid in six equal monthly payments during the six months period ending June 30, 2005, and an additional NIS 1.0 million ($232,000) will be repaid in six equal monthly payments during the six months period ending December 31, 2005.

      o long-term loans from Bank Leumi LeIsrael Ltd. in the aggregate amount of NIS 1.5 million ($355,000). Of such amount, NIS 902,000 ($209,000) was linked to the Israeli consumer price index and NIS 628,000 ($146,000) was linked to the dollar.

      Our credit lines bear annual interest ranging from 6.15% to 6.7% for non-linked credit and 3.9% to 5.15% for credit which was linked to the dollar. Our long-term loans bear annual interest ranging from 5.95% to 7.05% for long-term loans which were linked to the Israeli consumer price index, 3.90% to 4.55% for long-term loans which were linked to the dollar and 6.45% to 6.7% for non-linked long-term loans.

     The borrowings from our banks are secured by specific liens on certain assets, by a first priority floating charge on the rest of our assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreements with our banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks' consent. Financial covenants in respect of our credit facilities and long-term loans require us to maintain the higher of shareholders' equity of NIS 20.0 million ($4.6 million) or 20% of our total assets according to the loan from Israel Discount Bank Ltd., or Discount Bank, and to maintain the higher of shareholders' equity of NIS 17.0 million ($3.9 million) or 20% of our total assets, according to the loan from Bank Leumi LeIsrael Ltd., or Leumi Bank. For these purposes, shareholders' equity includes our outstanding convertible note and excludes prepaid expenses. As of December 31, 2003, we were in compliance with such covenants. However, on March 31, 2004 we were in breach of such covenants and therefore negotiated with our banks and were granted a temporary waiver, reducing our covenants to the higher of shareholders' equity of NIS 12 million ($2.8 million) or 15% of our total assets until the release of our December 31, 2004 earnings (i.e. between March - June
2005). The waiver of Leumi Bank was subject to the repayment by us of NIS 1.5 million ($348,000) over a 15 month period (from October 1, 2004 to December 31,
2005). In March 2005, the banks agreed to extend the temporary covenants. Leumi Bank agreed to extend the temporary covenants until the release of our June 30, 2005 earnings, following which and until the release of our December 31, 2005 earnings (i.e. between March - June 2006), Leumi Bank agreed to set the shareholders' equity threshold to not less than NIS 16 million ($3.7 million). In accordance with the Discount Bank extension of the temporary covenants, we are required to maintain the higher of shareholders' equity of NIS 13 million ($3 million) or 15% of our total assets until the release of our December 31, 2005 earnings. Upon the release of our December 31, 2005 earnings, we are required to comply with our original covenant terms. As of December 31, 2004 and March 31, 2005, we were in compliance with the terms of such temporary covenants. Our management has programs and projects in place in order to continue to meet these terms. We cannot assure you that we will be able to maintain compliance with such covenants in the future.

      In June 2004, although not achieving the work plan goals for 2003, the banks agreed to extend our revolving credit until June 30, 2005, and in March 2005, the banks agreed to further extend our revolving credit until March 31, 2006.

     In 2003, we negotiated a new financing plan with our banks and controlling shareholder. Pursuant to this financing plan the banks agreed to postpone 60% of our current outstanding repayments, in the amount of NIS 3.4 million ($800,000) for ten months with Discount Bank (from June 1, 2003 to March 31, 2004) and for 12 months with Bank Hapoalim B.M., or Hapoalim Bank, and Leumi Bank (from July 1, 2003 to June 30, 2004). Hapoalim Bank and Discount Bank agreed that their share in the aggregate outstanding amount equal to NIS 2.6 million ($611,000) will be paid in 33 installments beginning on July 1, 2004 and Leumi Bank agreed that the repayment of its share in the aggregate outstanding amount equal to NIS 814,000 ($189,000) will be required on or after July 1, 2004. In 2004, Leumi Bank agreed that such outstanding amount owed to it will also be paid in 36 installments beginning on July 14, 2004. As part of this financing plan, we signed a factoring agreement with U Bank Ltd. (formerly Investec Bank (Israel) Ltd.), or U Bank, pursuant to which we are entitled to $1.0 million factoring facilities, in consideration for the assignment to U Bank of an equal amount of our accounts receivable. The use of these factoring facilities by us is subject to the consent of our banks, which initially was provided until June 30, 2004, and following two extensions, our banks have provided their consent until March 31, 2006. Also see Item 7.B., "Major Shareholders and Related Party Transactions
- Related Party Transactions."

      We expect to finance our entire capital budget from operational cash flow, revolving bank credit lines and long-term bank loans, supplier financing and capital contribution from our controlling shareholder. We believe that the availability of our revolving lines of credit, long-term bank loans and cash flow from operations will provide us with sufficient working capital to fund our operational and capital requirements through December 31, 2005.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      We generally do not engage in research and development.

      However, in the past we participated as a member of a consortium of companies operating in the electronic equipment industry in a research and development project under the supervision of the Office of the Chief Scientist of the Israeli Ministry of Industry & Trade, or the Office of the Chief Scientist. The consortium ended its activities as of July 31, 2001.

      Additionally, in 2005, we were granted membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist. The OptiPac mission is to develop generic electro-optical packaging technologies that are critically important in optical fiber based telecommunication systems, and to wide array of industries and applications. Under the terms of the consortium, each member of the consortium will be provided with an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The Office of the Chief Scientist reimburses 66% of such approved research and development expenses. These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the Office of the Chief Scientist, but are not contingent upon royalties or any future payments being made by us.

D.    TREND INFORMATION

      From the second quarter of 2001 through the second quarter of 2004, we experienced a downturn in the demand for our PCB products as a result of a slowdown in technology spending, price competition and increased PCB production capacity in the Far-East. The downturn in the demand for our products during this period was particularly among our customers from the telecom and networking industries. Customers from these industries accounted for approximately 20% of our revenues in the last four fiscal years, as compared to approximately 40% of our revenues in the preceding fiscal years. The period of downturn was characterized by demand for our special products and prototypes, while demand for recurring orders decreased due to the continued slowdown in technology expenditures.

      From the third quarter of the fiscal year ended December 31, 2002 through the second quarter of 2004, we suffered a further decline in our activities as a result of the termination of three projects that we were involved in. Since we had not engaged in any major new projects, we were forced to compete for market share, particularly in the local market. This competition caused significant price erosion that has negatively affected us.

      Since the third quarter of 2004, we have experienced growth in our revenues, primarily as a result of the implementation of our new strategy to focus our marketing efforts in the high end of the PCB market, mainly in the flex-rigid PCB market. In addition, we have been engaged in a new project with our major customer and are developing new business relationships with customers from abroad.

      Our backlog at December 31, 2004 was approximately $5.2 million compared to a backlog of approximately $3.2 million at December 31, 2003. We include in our backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 45 days. The majority of the backlog at December 31, 2004 was delivered by March 31, 2005, at which time our backlog was approximately $3.0 million. For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period. Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.    OFF-BALANCE SHEET ARRANGEMENTS

      We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

                                                                    PAYMENTS DUE BY PERIOD
                                                                      NIS (IN THOUSANDS)
                                                  --------------------------------------------------------
                                                           LESS THAN 1                           MORE THAN
         CONTRACTUAL OBLIGATIONS                   TOTAL      YEAR       1-3 YEARS   3-5 YEARS    5 YEARS
-----------------------------------------------   ------   -----------   ---------   ---------   ---------
Short-term bank credit ........................   12,925      12,925          --          --          --
Long-term debt obligations ....................   14,547       6,664       7,883          --          --
Capital lease obligations .....................      648         278         370          --          --
Operating lease obligations ...................   32,461       6,781      11,777       7,758       6,145
Other contractual obligations .................    1,226         427         388         388          23
Purchase obligations ..........................    3,335       3,335          --          --          --
Other long-term liabilities reflected on the
   company's balance sheet under Israeli GAAP..    1,048          --          --          --       1,048
Total .........................................   66,190      30,410      20,418       8,146       7,216


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      Our articles of association provide for a board of directors consisting of no less than three and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders, and the number of directors must be odd. Our board of directors is currently composed of seven directors.

      Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and by the board of directors.

      Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                                   AGE   POSITION
----                                   ---   --------
Nissim Gilam........................    66   Chairman of the Board of Directors
Arieh Reichart......................    51   President and Chief Executive Officer
Amnon Shemer........................    46   Vice President, Finance and Chief Financial Officer
Dan Eshed...........................    54   Senior Vice President, Subsidiaries
Moshe Leibovich.....................    48   Vice President, Marketing and Sales
Eli Dvora...........................    49   Vice President,  Operations
David Banitt........................    53   Independent Director
Jack Bigio..........................    41   Director
Revital Degani......................    49   Outside Director
Joseph Maiman.......................    59   Director
Eliyaho Tov.........................    61   Outside Director
Joseph Yerushalmi ..................    67   Director

      Messrs. Joseph A. Maiman and Nissim Gilam, Class III directors, will serve as directors until our 2005 general annual meeting of shareholders. Mr. Joseph Yerushalmi, a Class I director, will serve as a director until our 2006 general annual meeting of shareholders. Messrs. David Banitt and Jack Bigio, Class II directors, will serve as directors until our 2007 annual general meeting of shareholders. Ms. Revital Degani and Mr. Eliyaho Tov will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2006 annual general meeting of shareholders, following which the service of Ms. Degani as an outside director may not be extended and service of Mr. Tov as an outside director may be renewed for only one additional three-year term.

      NISSIM GILAM has served as chairman of our board of directors since December 1, 1998, he has served as a director since January 1996 and previously held office as a director and our chief executive officer during the period January 1990 through March 1991. Since April 2002, Mr. Gilam is self-employed. From September 1993 until March 2002, Mr. Gilam served as managing director of Ney Agencies Ltd., an Israeli company engaged as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, Mr. Gilam served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

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

      DAN ESHED joined us in April 1987 as a production manager. During his employment Mr. Eshed served as operation manager, senior vice president - technology and infrastructure and was appointed senior vice president - subsidiaries in February 2005. Mr. Eshed holds a B.Sc. degree in Management and Industrial Engineering from Ben Gurion University.

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

      DAVID BANITT, an independent director, has served as a director since March 1997. From August 2001 until May 2005, Mr. Banitt served as chief executive officer of Nano-OR Ltd. an Israeli start-up company engaged in the development of electro-optics systems. Prior to joining Nano-OR Ltd. and since January 2001, Mr. Banitt was self-employed. From September 1997 until January 2001, Mr. Banitt served as President of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems for the printed circuit boards industry. From 1993 until 1997, Mr. Banitt served as general manager of Nitzanim Initiative Center. Prior thereto, Mr. Banitt served as Vice President of Marketing of Optrotech Ltd., an Israeli company that provides optical inspection systems to the printed circuit boards industry. Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.

     JACK BIGIO has served as a director since May 2000. Since May 2002, Mr. Bigio has served as the president and chief executive officer of Ampal American
- Israel Corporation. From July 1995 until April 2002, Mr. Bigio served as vice president-operations and finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture. Prior thereto he served as an economist and executive assistant to the president of Merhav M.N.F. Ltd. for five years. Mr. Bigio holds a B.A. degree in Economics and Business Administration and an M.B.A. degree, both from The Hebrew University of Jerusalem.

      REVITAL DEGANI has served as an outside director since December 2000. Since January 2003, Ms. Degani has served as the CEO of Bakara Handasit Ltd, an Israeli company engaged in engineering control and building inspection and surveying. Ms. Degani was an attorney for 19 years. From January 2000 until December 2002, Ms. Degani was self-employed. From April 1995 until December 1999, Ms. Degani was in-house counsel of Reved Ltd., an Israeli company whose shares trade on the Tel Aviv Stock Exchange, that is engaged in engineering and construction of residential and commercial buildings. Ms. Degani received her qualification as a lawyer and has been a member of the Israel Bar since 1981. Ms. Degani holds a B.A. degree in Law from Tel Aviv University.

     JOSEPH MAIMAN has served as a director since July 1988. Mr. Maiman has served as president of Merhav M.N.F. Ltd. since August 1972. Since January 2002, Mr. Maiman has served as the chairman of the board of directors of Israel 10 Channel Ltd. and since April 2002 Mr. Maiman has served as the chairman of the board of directors of Ampal American - Israel Corporation, a public holding company that trades on the NASDAQ Stock Market. Mr. Maiman holds a B.A. degree in Economics from University of Texas and an M.A. degree in Economics from Cornell University.

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

      JOSEPH YERUSHALMI has served as a director since December 2003. Since January 1996, Mr. Yerushalmi has served as a senior vice president in charge of the projects of Merhav M.N.F Ltd. From 1992 to 1996, Mr. Yerushalmi served as vice president for projects of Israel Chemicals Ltd. During such time he also served as chairman and director for several of Israel Chemicals Ltd.'s subsidiaries. From 1989 to 1992, Mr. Yerushalmi was a visiting Professor at the University of Pittsburgh and a consultant to industry in energy related projects. Mr. Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York. From 1969 to 1977, he was a member of the Faculty of Chemical Engineering of the City College of New York rising to the rank of Full Professor in 1976.

B.    COMPENSATION

      The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the fiscal year ended December 31, 2004.

                                                                    PENSION,
                                               SALARIES, FEES,     RETIREMENT
                                              COMMISSIONS AND     AND SIMILAR
                                                  BONUSES           BENEFITS
                                              ----------------   ------------
All directors and executive officers
as a group, consisting of twelve persons          $889,000         $137,000

      During the fiscal year ended December 31, 2004, we paid each of our outside and independent directors an annual fee of NIS 15,760 ($3,658) and a per meeting attendance fee of NIS 1,000 ($232). During such period we paid Nissim Gilam, chairman of our board of directors, a management fee ranging of $3,500 per month, and reimbursed him for various expenses that he incurred in connection with his service as chairman of the board of directors in an annual amount of NIS 13,800 ($3,200).

      As of December 31, 2004, our directors and executive officers as a group, consisting of twelve persons, held options to purchase an aggregate of 128,000 ordinary shares. Of such options, options to purchase 108,000 ordinary shares have an exercise price of $4.375 and will expire in July 2005, and options to purchase 20,000 ordinary shares have an exercise price of $1.14 and will expire in November 2009. The options vest over a three-year period. All of the options were issued under our 2000 Stock Option Plan. See - "Share Ownership - Stock Option Plans."

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

      We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. See below in this Item 6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

INDEPENDENT AND OUTSIDE DIRECTORS

      The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Outside directors must be Israeli residents, unless the company's shares have been offered to the public outside of Israel or have been listed on a stock exchange outside of Israel. No person may be appointed as an outside director if, at the time of the appointment or during the two years that preceded the appointment, the person or the person's relative, partner, employer or a entity of which he is a controlling shareholder had an interest in the company, in a person who was a controlling shareholder of the company at the time of the appointment, or in another entity. The term "interest" includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer, excluding service as an outside director of a company that is offering its shares to the public for the first time.

      A director of one company may not be appointed as an outside director of another company if, at the time of the appointment, a director of the other company serves as an outside director of the first company. Furthermore, no person may be appointed as an outside director if he is an employee of the Israeli Securities Authority or a stock exchange in Israel.

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

      According to the recent amendment to the Israeli Companies Law, at least one of the outside directors must be an accounting and financial expert, and the others must be professional experts, as such terms will be defined in the future by the Minister of Justice, at which time this requirement will become effective.

      Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

      Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

      In addition, the NASDAQ Marketplace Rules currently require us to have at least two independent directors on our board of directors and to establish an audit committee. In general, under new NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ. However, we do not follow the requirements of the NASDAQ Marketplace Rules with regard the NASDAQ requirement to maintain a majority of independent directors (as defined under the NASDAQ Marketplace Rules). Instead, we follow Israeli law and practice, in accordance with which we are required to appoint two outside directors (within the meaning of the Israeli Companies Law) to our board of directors. In addition, we have the mandated three independent directors, within the meaning of the Securities and Exchange Commission, on our audit committee. See below in this Item 6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

      Our board of director has determined that Ms. Degani and Mr. Tov qualify both as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our board of director has further determined that Mr. Banitt qualifies as an independent director under the Securities and Exchange Commission and NASDAQ requirements.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

      The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of competence at which a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty requires an officer holder to act in good faith and in the company's interest, including, avoiding any act that involves a conflict of interest between the office holder's position in the company and any other position or his personal affairs; avoiding any act that involves competition with the company's business; avoiding exploiting a business opportunity of the company in order to obtain personal gain for the office holder or another person; and disclose to the company any information and documents that relate to its affairs, which the officer holder received by virtue of his position in the company. Each person listed as a director or executive officer in the table under "Item 6.A. Directors, Senior Management and Employees -- Directors and Senior Management" above is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

      The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, including in the case of an extraordinary transaction, such a transaction, action and arrangement must be approved by the audit committee and by the board of directors itself, and further shareholder approval is required to approve the terms of compensation of an office holder who is a director. An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

      The Israeli Companies Law also provides that an extraordinary transaction with a controlling shareholder or in which a controlling shareholder of the company has a personal interest (including private offerings in which a controlling shareholder has a personal interest) and a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such transactions must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

      However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) and certain transaction with its director(s) regarding terms of compensation do not require shareholder approval.

      In addition, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

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

      The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval as a private placement that its purpose is to grant the purchaser a 25% or greater interest in the company if there is not already a 25% or greater shareholder of the company, or a 45% interest in the company if there is not another shareholder holding a 45% interest in the company, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

      If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares

      Regulations under the Israeli Companies Law provide that the Israeli Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

EXCULPATION, INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

      The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. However, a company may not exculpate in advance a director from his liability to the company with respect to a breach of his duty of care in the event of distributions. Our articles of association allow us to exculpate any office holder from his or her liability to us for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

      Additionally, the Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him in his capacity as an office holder, for: a breach of his duty of care to us or to another person; breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or a financial liability imposed upon him in favor of another person. Our articles of association provide that, subject to any restrictions imposed by applicable law, we may procure, and/or undertake to procure, insurance covering any past or present or future office holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

      Further, the Israeli Companies Law permits a company, if its articles of association so provide, to indemnify an office holder for acts or omissions committed in his or her capacity as an office holder of the company for:

      o a financial obligation imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

      o reasonable litigation expenses, including attorney's fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against him and a financial liability was imposed on him in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

      o reasonable litigation expenses, including attorney's fees, expended by such office holder or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

      The Israeli Companies Law provides that a company's articles of association may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified. It also provides that a company's articles of association may permit the company to undertake in advance to indemnify an office holder, provided that the undertaking is limited to types of events, which, in the opinion of the company's board of directors, are, at the time of giving the undertaking, foreseeable due to our company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances. Our articles of association provide that we may undertake to indemnify in advance an office holder, in accordance with the conditions set under applicable law, against any liabilities he or she may incur in such capacity, provided that such undertaking is limited with respect to categories of events that can be expected as determined by our board of directors when authorizing such undertaking, and with respect to such amounts determined by our board of directors as reasonable in the circumstances. Furthermore, under our articles of association, we may indemnify any past or present office holder, in accordance with the conditions set under any law, with respect to any past occurrence, whether or not we are obligated under any agreement to indemnify such office holder in respect of such occurrence.

      These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability of an office holder, incurred as a result of certain improper actions.

      Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

      We have agreed to indemnify our office holders to the fullest extent permitted by law. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $7.5 million, and in accordance with the approval of our shareholders at our 2004 annual general meeting, we may increase such policy to provide coverage of $10.0 million. Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

DIRECTORS' SERVICE CONTRACTS

      Except for a monthly fee of $3,500 that we pay to the chairman of our board of directors and his reimbursement for various expenses incurred by him in connection with his service as chairman of the board of directors in an annual amount of up to NIS 18,000 ($4,200), we do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

AUDIT COMMITTEE

      Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants' qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

      Our audit committee consists of three board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Revital Degani and Messrs. David Banitt and Eliyaho Tov. The audit committee meets at least once each quarter.

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

COMPENSATION COMMITTEE

      Our board of directors established a compensation committee, which is responsible for the administration of our: (i) 1996 Stock Option Plan; and (ii) 2000 Stock Option Plan (see Item 6.E., "Directors, Senior Management and Employees - Share Ownership - Stock Option Plans"). Messrs. Tov and Gilam are the current members of our compensation committee. Under the Israeli Companies Law, the compensation committee may advise our board of directors with regard to the grant of options, however the actual grant of options must be approved by our board of directors. The grant of options to our office holders requires the approval of our audit committee and board of directors, and, if the office holder is a director, also by our shareholders.

EXECUTIVE COMMITTEE

      Our board of directors established an executive committee, which is responsible for monitoring the implementation of the plan to improve our profitability that was adopted by our management, and recommending to our board of directors future strategies for our company and monitoring their implementation. Messrs. Gilam, Banitt, Tov and Degani are the current members of our executive committee. Our executive committee meets approximately once a month with our Chief Executive Officer.

INTERNAL AUDIT

      The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Daniel Shapira serves as our internal auditor.

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

      NASDAQ Marketplace Rule 4350, or Rule 4350, was recently amended to permit foreign private issuers, such as our company, to follow certain home country corporate governance practices without the need to seek individual exemptions from NASDAQ. Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law. On June 9, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. We do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

      o The requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In addition, we have the mandated three independent directors, within the meaning of the Securities and Exchange Commission, on our audit committee. See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Independent and Outside Directors."

      o The requirements regarding the directors nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

      o The requirement regarding the quorum for any meeting of the holders of common stock. Instead, we follow Israeli law and practice which provides that, unless otherwise provided by a company's articles of association, the quorum required for a general meeting of shareholders is at least two shareholders present who hold, in the aggregate, 25% of the company's voting rights. Our articles of association provide that the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. See Item 10A. "Additional Information - Share Capital - Annual and Extraordinary Meetings of Shareholders."

D.    EMPLOYEES

      As of December 31, 2004, we employed 261 full-time employees in Israel, of which 150 were employed in manufacturing services, 34 in process and product engineering, 30 in quality assurance and control, 12 in marketing and sales and 35 in finance, accounting, information service and administration.

      As of December 31, 2003, we employed 244 full-time employees in Israel, of which 135 were employed in manufacturing services, 35 in process and product engineering, 31 in quality assurance and control, 10 in marketing and sales and 33 in finance, accounting, information service and administration. On May 1, 2003 we laid off about 15% of our employees at such time, mainly from our production lines.

      As of December 31, 2002, we employed 294 full-time employees in Israel, of which 158 were employed in manufacturing services, 49 in process and product engineering, 38 in quality assurance and control, 12 in marketing and sales and 37 in finance, accounting, information service and administration.

      In addition, as of December 31, 2004, our German subsidiary employed 32 full-time employees and nine part-time employees, 32 full-time employees and two part-time employees at December 31, 2003 and 33 full-time employees and three part-time employees at December 31, 2002.

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

      Some of our officers, key employees and certain of our other employees are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with some of our executive officers. All of our officers and employees are subject to confidential and proprietary information provisions set forth in our Code of Business Conduct and Ethics.

      Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Some of our employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Most of our employees are covered by pension funds providing similar benefits. We contribute between 12.0% and 13.3% of base wages to such plans and employees contribute between 5.0% to 5.5% of base wages. We also contribute between 5.0% and 7.5% of base wages to certain "professional advancement" funds for managers, engineers and others and such employees contribute 2.5% of base wages. Our contribution and employee contributions are not limited, however, a company's contribution above certain specified maximum amounts are taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. In the fiscal year ended December 31, 2004, the aggregate payments to the National Insurance Institute amounted to approximately 13.56% of wages (limited to a maximum wage of NIS 34,820 ($8,083)), with the employee contributing on average 7.84 % (of which approximately 4.01% relates to payments for national health insurance) and the employer contributing the remainder. All such contributions to the National Insurance Institute are subject to minimum amount.

E.    SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

      The following table sets forth certain information as of June 20, 2005 regarding the beneficial ownership by each of our directors and executive officers:

                                             Number of Ordinary
                                                    Shares              Percentage of
Name                                        Beneficially Owned (1)      Ownership (2)
----                                        -----------------------     -------------
Joseph Maiman .........................          1,736,547(3)               25.8%
Arieh Reichart ........................            115,515(4)                2.1%
Nissim Gilam ..........................             30,000(4)                   *
Eli Dvora .............................             23,500(5)                   *
Dan Eshed..............................                 --                    --
Moshe Leibovich........................                 --                    --
Amnon Shemer ..........................                 --                    --
David Banitt...........................                 --                    --
Jack Bigio.............................                 --                    --
Revital Degani.........................                 --                    --
Eliyaho Tov............................                 --                    --
Joseph Yerushalmi .....................                 --                    --

-------------
*     Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible note currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 5,602,511 ordinary shares issued and outstanding as of June 20, 2005.

(3) Includes 1,136,803 ordinary shares currently issuable upon exercise of a convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman. Also includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation and 27,751 ordinary shares held of record by Integral International Inc.'s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

(4) Includes 30,000 ordinary shares subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $4.375 per share, which options expire in July 2005.

(5) Subject to currently exercisable options granted under our 2000 Employee Stock Option Plan, having an exercise price of $4.375 per share, which options expire in July 2005.

STOCK OPTION PLANS

1996 STOCK OPTION PLAN

      Under our 1996 Stock Option Plan, or the 1996 Plan, options to purchase an aggregate of 474,000 ordinary shares may be granted to our directors and employees. Ordinary shares underlying any options, which terminate, expire or otherwise cease to exist, will become available for future grants under the 1996 Plan.

      The 1996 Plan is currently administered by our compensation committee. The compensation committee is authorized to determine, among other things, to whom options may be granted, the number of ordinary shares to which an option may relate, the exercise price for each share, the vesting period of the option, and the terms, conditions and restrictions thereof; to construe and interpret the 1996 Plan and any options; to prescribe, amend and rescind rules and regulations relating to the 1996 Plan; and to make all other determinations deemed necessary or advisable for the administration of the 1996 Plan, all subject to the terms of the 1996 Plan and applicable law.

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

      Upon the occurrence of any ordinary shares split, reverse ordinary shares split, distribution of bonus shares, recapitalization or rights offerings or other substantially similar corporate transaction or event, we will make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionee's rights.

      As of June 20, 2005, options for the purchase of 107,999 ordinary shares had been granted under the 1996 Plan (excluding options that expired without being exercised) and were exercised, of which, options to purchase 104,666 ordinary shares at an exercise price of $1.375 per share and options to purchase 3,333 ordinary shares at an exercise price of $1.75 per share. There are no options currently outstanding under the 1996 Plan. Options for the purchase of 366,001 ordinary shares are available for future grant under the 1996 Plan. Of the options granted under the 1996 Plan (excluding options that expired without being exercised), options for the purchase of 14,000 ordinary shares were granted to our officers, all of which have been exercised.

2000 STOCK OPTION PLAN

      Our 2000 Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 750,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2000 Plan has a term of ten years and will terminate on July 31, 2010. No award of options may be made after such date.

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

         As of June 20, 2005, options for the purchase of 412,933 ordinary shares had been granted under the 2000 Plan (excluding options that expired without being exercised), of which, options to purchase 392,933 ordinary shares have an exercise price of $4.375 per share and options to purchase 20,000 ordinary shares have an exercise price of $1.14 per share. Of such options, options to purchase 110,800 ordinary shares have been exercised at an exercise price of $4.375 per share. Options to purchase 274,033 ordinary shares will expire in July 2005, options to purchase 8,100 ordinary shares will expire in May 2006 and options to purchase 20,000 ordinary shares will expire in November 2009. Options to purchase 282,133 ordinary shares are currently exercisable. Options for the purchase of 337,067 ordinary shares are available for future grant under the 2000 Plan. Of the options granted under the 2000 Plan (excluding options that expired without being exercised), options to purchase 128,000 ordinary shares were granted to our executive officers and the chairman of our board of directors, of which options to purchase 83,500 ordinary shares are currently exercisable and options to purchase 24,500 ordinary shares have been exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The following table sets forth certain information as of June 20, 2005 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                         Number of Ordinary
                                               Shares                  Percentage of
Name                                    Beneficially Owned (1)         Ownership (2)
----                                  -------------------------        -------------
Joseph Maiman ....................          1,736,547 (3)                  25.8%
Merhav M.N.F. Ltd.................          1,136,803 (4)                  16.9%
Integral International Inc........            599,744 (5)                  10.7%

-----------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 5,602,511 ordinary shares issued and outstanding as of June 20, 2005.

(3) Includes 1,136,803 ordinary shares currently issuable upon exercise of a convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman. Also includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.'s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

(4) Issuable upon exercise of a currently convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman.

(5) Includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.'s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

SIGNIFICANT CHANGES IN THE OWNERSHIP OF MAJOR SHAREHOLDERS

      Our principal shareholders do not have different voting rights attached to their ordinary shares. As at December 31, 2002, 2003 and 2004, Mr. Joseph Maiman beneficially held 1,395,496, 1,409,896 and 2,015,956 ordinary shares, respectively, representing approximately 28.6%, 28.9% and 36.7 % of our then outstanding ordinary shares, respectively. As at December 31, 2002, 2003 and 2004, Integral International Inc. beneficially held 1,068,396, ordinary shares, representing approximately 21.9%, 21.9% and 19.5% of our then outstanding shares, respectively.

      During the period of March 24, 2005 through April 6, 2005, Mr. Joseph Maiman sold 1,416,212 ordinary shares that were beneficially held by him, of which 606,060 ordinary shares were held of record by Menhav M.N.F. Ltd. an Israeli private company controlled by him, 468,652 ordinary shares were held of record by Integral International Inc., a Panama corporation controlled by him, and 341,500 were held directly by Mr. Maiman. As a result, Mr. Maiman's ownership interest decreased to 10.7% (excluding 1,136,803 ordinary shares currently issuable upon exercise of a convertible note).

RECORD HOLDERS

      Based on a review of the information provided to us by our transfer agent, as of June 27, 2004, there were 26 holders of record of our ordinary shares, of which 16 record holders holding approximately 87.75% of our ordinary shares had registered addresses in the United States and eight record holders holding approximately 30.77% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 86.00% of our outstanding ordinary shares as of such date).

B.    RELATED PARTY TRANSACTIONS

      In 2003, we negotiated a new financing plan with our banks and controlling shareholder. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Joseph A. Maiman. In January 2004, pursuant to the terms of the note, Merhav converted $200,000 of the amounts due and payable under the note into 606,060 ordinary shares of our company, and we issued a replacement convertible note to Merhav for the amount that remained outstanding under the original note at such date, in the principal amount of $325,312.5. This note will become due on May 15, 2007. The note bears interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the note, Merhav has the right, at any time, to convert the note and any accrued interest thereon into ordinary shares of our company at a price of $0.33 per ordinary share. We may at our sole discretion repay the accrued interest on the principal amount of the convertible note to Merhav. During 2004, we recorded interest and exchange rate expenses of NIS 150,000 ($35,000) on the convertible note.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 17 hereof and incorporated herein by this reference.

LEGAL PROCEEDINGS

      In June 2002, an action was initiated by a former employee, citing an alleged breach of an agreement for the payment of royalties in exchange for the use of his invention. The plaintiff is seeking damages of NIS 1.0 million. We intend to deny liability and to assert that no agreement was entered into between the parties, no compensation was agreed upon and that the amount of the claim is baseless. On April 2005, the court referred the parties to mediation proceedings.

      During the year 2002, one of our customers demanded that we pay compensation of approximately $250,000 with respect to damages claimed to have been incurred as a result of the use of defective PCBs that were manufactured and supplied by us. Although we disagreed with the customer's claim we have recorded a provision in respect of our deductible amount that is not covered by our insurance. In the meantime, the claim is being litigated by our insurance company.

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

      According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event cash dividends are declared, such dividends will be paid in NIS.

B.    SIGNIFICANT CHANGES

      In March 2005, subsequent to the release of our results of operations for the fiscal year ended December 31, 2004 and the fourth quarter then ended, options to purchase 110,800 ordinary shares were exercised by our employees, resulting in a capital contribution of $485,000, which we received at the beginning of April 2005.

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

ANNUAL STOCK INFORMATION

      The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ SmallCap
Market:

YEAR                                                       HIGH        LOW
----                                                     --------   --------
2000..................................................   $ 8.9688   $ 2.2500
2001..................................................   $ 4.6400   $ 1.5000
2002..................................................   $ 1.9100   $ 0.2800
2003..................................................   $ 1.8400   $ 0.3100
2004..................................................   $ 2.8400   $ 0.8200

QUARTERLY STOCK INFORMATION

      The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Stock Market:

                                                           HIGH        LOW
                                                         --------   --------
2003
----
First Quarter.........................................   $  0.430   $  0.310
Second Quarter........................................   $  0.790   $  0.310
Third Quarter.........................................   $  0.990   $  0.500
Fourth Quarter........................................   $  1.840   $  0.620

2004
----
First Quarter.........................................   $  2.840   $  1.190
Second Quarter........................................   $  2.300   $  1.320
Third Quarter.........................................   $  1.800   $  0.950
Fourth Quarter........................................   $  1.710   $  0.820

MONTHLY STOCK INFORMATION

      The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Stock Market:

MONTH                                                      HIGH        LOW
-----                                                    --------   --------
December 2004.........................................   $  1.330   $  1.120
January 2005..........................................   $  1.590   $  1.210
February 2005.........................................   $  1.750   $  1.270
March 2005............................................   $  6.400   $  1.500
April 2005............................................   $  4.500   $  2.120
May 2005..............................................   $  3.380   $  1.900

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      Our ordinary shares were listed on the NASDAQ National Market from our initial public offering on January 22, 1997 until May 19, 1999, at which date the listing of our ordinary shares was transferred to the NASDAQ SmallCap Market (symbol: ELTK).

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

      DIVIDEND RIGHTS. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. See "Item 8A. Financial Information
- Consolidated and Other Financial Information - Dividend Distribution." If after 30 days a dividend has been declared and it is still unclaimed, the dividend may be invested or otherwise used by us for our own account, as we deem fit, until such dividend is claimed; and we will not be deemed a trustee in respect thereof. We are not obliged to pay, and may not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fails to collect the same or to provide us the necessary information for the payment thereof, or if we are for any other reason unable to pay the dividend to such shareholder.

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

      The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors unanimously designate in a notice to the shareholders. The requisite quorum at an adjourned general meeting will be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Israeli Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and (ii) in any other case - one or more shareholders, present in person or by proxy, holding at least one share.

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

E.    TAXATION

GENERAL CORPORATE TAX STRUCTURE

      Israeli companies are subject to "Corporate Tax" at a rate of 35% of taxable income. However, the effective rate of tax payable by a company which is qualified under Israeli law as an "Industrial Company" and/or which derives income from an "approved enterprise" (as further discussed below) may be considerably lower. See this Item 10E." Additional Information - Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959."

      Israeli companies are generally subject to corporate tax on taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. The Israeli government recently announced an additional new tax reform pursuant to which corporate tax rate is expected to be reduced gradually during the following years up to 25% in 2010, however this tax reform has not yet been enacted. Such tax reform might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of such expected new tax reform applicable to our company.

      As of December 31, 2004, we had tax loss carry forwards of approximately NIS 67.2 million ($15.6 million). Such amount can be offset against future income without time limitation.

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

      As of December 31, 2004, two approved investment programs are applicable to us. These investments programs are based on the alternative package of tax benefits track and provide for tax exemption on undistributed earnings derived from the programs for two years and a reduced tax rate for the remainder of the benefit period. The benefit period with respect to such programs have not yet commenced, and will expire no later than 2005 for one of the programs and 2016 for the other. However, the tax benefits with respect to income derived out of the programs, if any, may not be available to us due to our noncompliance with a condition prescribed in the certificate of approval. See Note 24 to our financial statements.

      In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an approved enterprise. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law.

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

      A company that qualifies as a foreign investor's company is entitled to further tax benefits relating to its approved enterprises. Subject to certain conditions, a foreign investor company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors), and of whose combined share and loan capital, is owned, directly or indirectly, by persons who are not residents of Israel. Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits (a reduced corporate tax rate of 10%-20%) should the foreign investment reach or exceed 49%. The rate of 15% applicable to dividends is effective for an unlimited period. No assurance can be given that we currently qualify or will qualify in the future as a foreign investor's company.

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

      The Israeli government recently announced an additional new tax reform to encourage investments in Israel pursuant to which tax rates on interest, dividends and capital gain, including capital gain from the sale of securities listed on a stock exchange, shall be at equable tax rate of 20% for individuals and 25% for corporate bodies. Likewise, the marginal tax rate on ordinary income of individuals shall be reduced gradually during the following years from 49% to 44% in 2010. Non-Israeli residents will be tax exempt on capital gain derived from investment in Israeli companies within the period commencing July 1, 2005 through December 31, 2007, even if the capital gain was derived after such period and without derogating from any other capital gain tax exemption applying to non-Israeli resident under Israeli law or under any applicable double tax treaty. The new tax reform might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of such expected tax reform applicable to our company.

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

      If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2002 their sale would be tax exempt so long as (1) the shares are listed on a stock exchange, such as, in our case, the NASDAQ SmallCap Market, which is recognized by the Israeli Ministry of Finance, and (2) we qualified as an industrial company or industrial holding company under the law for Encouragement of Industry (Taxes) 1969 and (B) for the period commencing January 1, 2003, the sale of the shares would be subject to a 15% tax if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. We believe that in 2004, we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

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

STAMP DUTY

      Stamp duty applies in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified therein. In June 2003, the statute imposing stamp duty was amended. Following this amendment, the Israeli Tax Authority has increased enforcement of this statute. The amendment to the statute and the enforcement actions taken by the Israeli Tax Authority are in legal dispute before the Israeli Supreme Court, which has not yet ruled on this matter. The outcome of the Supreme Court ruling is uncertain. In addition, under current legislation the stamp duty statute is expected to be gradually abolished until its complete cancellation in 2008. To date, we have not received a demand for payment of stamp duty following this amendment. Based on advise from our Israeli counsel, we believe that our exposure to probable costs arising from this law are not material and therefore no provision related to this law has been included in our financial statements as of December 31, 2004.

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

      If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

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

      o a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

      o an estate whose income is subject to U.S. federal income tax regardless of its source; or

      o a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

TAXATION OF DIVIDENDS

      The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "--Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

      Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

      Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

      If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate, discussed above, and

      o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

      o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

      o the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

      o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

      As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information.

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

FOREIGN CURRENCY EXCHANGE RISK

      Our financial currency is the NIS and our revenues from sales in Israel are usually linked to the U.S. dollar. We also incur expenses primarily in U.S. dollars and Euros. While in former years we entered into certain foreign exchange contracts and we intend to enter into foreign exchange contracts in 2005, in the fiscal year ended December 31, 2004 we did not enter into any such contracts. We do not expect to use forward contracts for trading purposes in the future. An increase in foreign currency rates (the U.S. dollar and the Euro) as against the NIS will generally result in increased revenues and net income. Similarly, a decrease in foreign currency rates (the U.S. dollar and the Euro) as against the NIS will generally result in decreased revenues and may have a negative impact on our net income.

INTEREST RATE RISK

      Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, our non-linked and U.S. dollar linked long-term loans and our factoring agreement. These are principally denominated in (i) NIS and bear annual interest ranging from 6.15% to 6.7% as of December 31, 2004; and (ii) U.S. dollars and bear interest ranging from 3.9% to 5.15% as of December 31, 2004. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines, long-term loans and factoring agreement. Our potential loss over one year that would result from a hypothetical change of 1% in the interest rate would be approximately $58,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM 15. CONTROLS AND PROCEDURES

      Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

      There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

      All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16.  [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our Board of Directors has determined that Mr. Eliyaho Tov, who serves on our audit committee, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B. CODE OF ETHICS

      We have adopted a code of ethics that applies to our chief executive officer and all senior financial employees of our company, including the chief financial officer and the comptroller. The code of ethics is publicly available on our website at www.eltekglobal.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

      The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

                                                      Year Ended December 31,
                                      --------------------------------------------------------
                                                 2003                         2004
                                      --------------------------    --------------------------
      Services Rendered                  Fees        Percentages       Fees        Percentages
-----------------------------------   -----------    -----------    -----------    -----------
                                                           (In thousands)
Audit (1) .........................   NIS 331,000       90.9%       NIS 302,000       95.9%
Audit-related (2) .................        20,000        5.5%                --         --
Tax (3) ...........................        13,000        3.6%            13,000        4.1%
Other (4) .........................            --         --                 --         --
Total .............................   NIS 364,000        100%       NIS 315,000        100%

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

PRE-APPROVAL POLICIES AND PROCEDURES

      Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Somekh Chaikin, a member firm of KPMG International. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

      Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

      Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during 2004.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS.

Report of Independent Registered Public Accounting Firm..      F-1

Consolidated Balance Sheets .............................      F-2

Consolidated Statements of Operations....................      F-4

Statements of Changes in Shareholders' Equity............      F-5

Consolidated Statements of Cash Flows....................      F-6

Notes to Consolidated Financial Statements...............      F-9

ITEM 18. FINANCIAL STATEMENTS

      Not applicable.

ITEM 19. EXHIBITS

      Index to Exhibits

Exhibit    Description
-------    ------------
  1.1      Memorandum of Association of the Registrant (1)

  1.2      Articles of Association of the Registrant, as amended (4)

  2.1      Specimen of Share Certificate (1)

  4.1      Indemnity Agreement provided to Arieh Reichart dated December 5, 1996 and a schedule of similar indemnity agreements provided by the Registrant to its officers and directors (1)

  4.2      1996 Employee Stock Option Plan (1)

  4.3      2000 Stock Option Plan (2)

  4.4      Services Factoring Agreement dated July 8, 2003 (3)

  4.5      Share Purchase Agreement between En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat,
           Mr. Thomas Kubat and Ms. Heike Heidenreich dated June 10, 2002

  4.6      Extension of Put/Call Option Agreement among En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat dated May 4, 2005

  8.1      List of Subsidiaries of the Registrant

 10.1      Consent of Somekh Chaikin, a member firm of KPMG International

 12.1      Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange
           Act, as amended

 12.2      Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange
           Act, as amended

 13.1      Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 13.2      Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                       80

----------

(1) Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, filed with the Securities and Exchange Commission and incorporated herein by reference.
(2) Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(3) Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.
(4) Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

                              S I G N A T U R E S

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  ELTEK LTD.

                                  By: /s/ Arieh Reichart
                                  -----------------------------
                                  Name: Arieh Reichart
                                  Title: President and Chief Executive Officer

                                  By: /s/ Amnon Shemer
                                  -----------------------------
                                  Name: Amnon Shemer
                                  Title: Chief Financial Officer

Dated: June 30, 2005

================================================================================

                                   ELTEK LTD.

                            CONSOLIDATED AND COMPANY
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004

================================================================================

                                                                      Eltek Ltd.

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
--------------------------------------------------------------------------------

CONTENTS

                                                                                  PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                            F-1

Consolidated and Company Balance Sheets as of December 31, 2004 and 2003           F-2

Consolidated and Company Statements of Operations for each of the years ended
 December 31, 2004, 2003 and 2002                                                  F-4

Consolidated and Company Statements of Changes in Shareholders' Equity for
 each of the years ended December 31, 2004, 2003 and 2002                          F-5

Consolidated and Company Statements of Cash Flows for each of the years ended
 December 31, 2004, 2003 and 2002                                                  F-6

Notes to the Consolidated and Company Financial Statements                         F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS OF ELTEK LTD.

We have audited the accompanying consolidated and Company balance sheets of Eltek Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated and Company statements of operations, changes in shareholders' equity, and cash flows, for each of the years in the three years period ended December 31, 2004. These consolidated and Company financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these consolidated and Company financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and Company financial statements, referred to above present fairly, in all material respects, the consolidated and Company financial position as of December 31, 2004 and 2003 and the consolidated results of their operations, changes in their shareholders' equity and their cash flows for each of the years in the three years period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

As discussed in Note 2B, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is summarized in Note 28 to the consolidated and Company financial statements. As described in Note 28(G)(2) the Company has restated its statements of other comprehensive income for the year ended December 31, 2003.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel, March 14, 2005, except for Note 30, as to which the date is April 5, 2005

BALANCE SHEETS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

                                                                                                                CONVENIENCE
                                                                                                                TRANSLATION
                                                                                                               CONSOLIDATED
                                                           CONSOLIDATED                   COMPANY                (NOTE 2F)
                                                     -------------------------   -------------------------   ----------------
                                                     DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31      DECEMBER 31
                                                         2003          2004         2003          2004             2004
                                                     -----------   -----------   -----------   -----------   ----------------
                                                       ADJUSTED      REPORTED     ADJUSTED      REPORTED
                                              NOTE     AMOUNTS**     AMOUNTS*     AMOUNTS**     AMOUNTS*       (UNAUDITED)
                                              ----   -----------   -----------   -----------   -----------   ----------------
                                                                        NIS IN THOUSANDS                     US$ IN THOUSANDS
                                                     -----------------------------------------------------   ----------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                        3       4,371         4,274        1,248          2,436            992

Receivables:

  Trade                                          4      19,787        23,835       18,820         22,072          5,533
  Other                                          5       2,262         1,158        2,405***       1,329            269

Inventories                                      6      13,158        13,633       11,618         11,908          3,164
Prepaid expenses                                           693           563          648            454            131
                                                        ------        ------       ------         ------         ------

Total current assets                                    40,271        43,463       34,739         38,199         10,089
                                                        ------        ------       ------         ------         ------

DEFERRED TAXES                                  24           -           753            -              -            175
                                                        ------        ------       ------         ------         ------

LONG-TERM INVESTMENTS                            7           -             -       11,267***      10,674              -
                                                        ------        ------       ------         ------         ------

PROPERTY AND
 EQUIPMENT, NET                                  8      43,381        31,569       38,162         27,485          7,328
                                                        ------        ------       ------         ------         ------

GOODWILL                                       1;9       4,972         4,656            -              -          1,081
                                                        ------        ------       ------         ------         ------

Total assets                                            88,624        80,441       84,168         76,358         18,673
                                                        ======        ======       ======         ======         ======

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B)
** Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003. *** Reclassified

The accompanying notes are an integral part of the consolidated and company financial statements.

                                                                      Eltek Ltd.

BALANCE SHEETS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

                                                                                                                CONVENIENCE
                                                                                                                TRANSLATION
                                                                                                               CONSOLIDATED
                                                            CONSOLIDATED                  COMPANY                (NOTE 2F)
                                                     -------------------------   -------------------------   ----------------
                                                     DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31      DECEMBER 31
                                                         2003         2004          2003          2004             2004
                                                     -----------   -----------   -----------   -----------   ----------------
                                                       ADJUSTED     REPORTED      ADJUSTED      REPORTED
                                              NOTE     AMOUNTS**    AMOUNTS*      AMOUNTS**     AMOUNTS*        (UNAUDITED)
                                              ----   -----------   -----------   -----------   -----------   ----------------
                                                                      NIS IN THOUSANDS                       US$ IN THOUSANDS
                                                     -----------------------------------------------------   ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term credit and current maturities
 of long-term debts                            10       19,461        19,589        19,461        19,589          4,547
Trade payables                                 11       22,314        23,577        21,146        22,633          5,473
Other liabilities and accrued
 expenses                                      12        8,555        11,083         7,313         9,936          2,572
                                                       -------       -------       -------       -------        -------
Total current liabilities                               50,330        54,249        47,920        52,158         12,592
                                                       -------       -------       -------       -------        -------
LONG-TERM LIABILITIES
Long-term debt, excluding current
 maturities                                    13       13,692         6,687        13,692         6,687          1,552
Employee severance benefits, net               14          940         1,048           864           956            243
                                                       -------       -------       -------       -------        -------
Total long-term liabilities                             14,632         7,735        14,556         7,643          1,795
                                                       -------       -------       -------       -------        -------

Minority interests                                       1,970         1,900             -             -            441
                                                       -------       -------       -------       -------        -------

CONVERTIBLE NOTE                               16        2,295         1,566         2,295         1,566            364
                                                       -------       -------       -------       -------        -------
COMMITMENTS AND CONTINGENT LIABILITIES         15
SHAREHOLDERS' EQUITY                           17
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares, issued and
 outstanding 5,491,711 shares as of
 December 31, 2004 (4,885,651 shares as of
 December 31, 2003)                                     29,334        29,698        29,334        29,698          6,894
Additional paid-in capital                              51,985        52,500        51,985        52,500         12,187
Capital reserves related to loans from
 controlling shareholders                               10,010        10,010        10,010        10,010          2,324
Cumulative foreign currency translation
 adjustments                                             2,004         2,574         2,004         2,574            597
Capital reserves                                         6,685         6,685         6,685         6,685          1,552
Accumulated deficit                                    (80,621)      (86,476)      (80,621)      (86,476)       (20,073)
                                                       -------       -------       -------       -------        -------
Total shareholders' equity                              19,397        14,991        19,397        14,991          3,481
                                                       -------       -------       -------       -------        -------
Total liabilities and shareholders' equity              88,624        80,441        84,168        76,358         18,673
                                                       =======       =======       =======       =======        =======

----------------------------------      -----------------------   ----------------------------------
Arieh Reichart                          Amnon Shemer              Nissim Gilam
President, Chief Executive Officer      Chief Financial Officer   Chairman of the board of directors

Date: March 14, 2005, except for Note 30, as to which the date is April 5, 2005

The accompanying notes are an integral part of the consolidated and company financial statements.

                                                                      Eltek Ltd.

STATEMENTS OF OPERATIONS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

                                                                            CONSOLIDATED
                                                            ----------------------------------------------
                                                             YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                             DECEMBER 31     DECEMBER 31      DECEMBER 31
                                                                2002            2003             2004
                                                            ------------     -----------     -------------
                                                              ADJUSTED        ADJUSTED         REPORTED
                                                     NOTE     AMOUNTS**       AMOUNTS**        AMOUNTS*
                                                     ----   ------------     -----------     -------------
                                                            NIS IN THOUSANDS, (EXCEPT LOSS PER SHARE DATA)
                                                            ----------------------------------------------
Revenues                                              18       108,035         108,303          125,002
Cost of revenues                                      19      (106,458)       (102,643)        (109,998)
                                                              --------        --------         --------
Gross profit (loss)                                              1,577           5,660           15,004
Research and development income (expenses), net       20          (116)             18                -
Selling, general and administrative expenses          21       (15,152)        (14,996)         (18,265)
Amortization of goodwill                               9          (292)           (584)            (593)
                                                              --------        --------         --------

Operating loss                                                 (13,983)         (9,902)          (3,854)
Financial expenses, net                               22        (1,443)         (2,989)          (2,948)
                                                              --------        --------         --------

Loss before other income (expenses), net                       (15,426)        (12,891)          (6,802)
Other income (expenses), net                          23           290             (20)              52
                                                              --------        --------         --------

Loss before tax benefit (expenses)                             (15,136)        (12,911)          (6,750)
Tax benefit (expenses)                                24          (380)           (194)             713
                                                              --------        --------         --------

Loss after tax benefit (expenses)                              (15,516)        (13,105)          (6,037)
Company's share in losses of subsidiaries, net         7             -               -                -
Minority share in subsidiary's net results                        (198)            118              182
                                                              --------        --------         --------
Net loss                                                       (15,714)        (12,987)          (5,855)
                                                              ========        ========         ========

Basic and diluted net loss per NIS 1 par
 value of the share capital***                                   (5.36)          (3.61)           (1.36)
                                                              ========        ========         ========

Total par value of shares used to compute basic
 and diluted net loss per NIS 1 par value of
 share                                                           2,932           3,569            4,131
                                                              ========        ========         ========

                                                                                                         CONVENIENCE
                                                                                                         TRANSLATION
                                                                                                          (NOTE 2F)
                                                                                                      ----------------
                                                                    COMPANY                             CONSOLIDATED
                                                   ----------------------------------------------     ----------------
                                                     YEAR ENDED     YEAR ENDED      YEAR ENDED           YEAR ENDED
                                                    DECEMBER 31     DECEMBER 31     DECEMBER 31          DECEMBER 31
                                                       2002            2003            2004                 2004
                                                   ------------     -----------     -------------     ----------------
                                                     ADJUSTED        ADJUSTED         REPORTED
                                                     AMOUNTS**       AMOUNTS**        AMOUNTS*           (UNAUDITED)
                                                   ------------     -----------     -------------     ----------------
                                                   NIS IN THOUSANDS, (EXCEPT LOSS PER SHARE DATA)     US$ IN THOUSANDS
                                                   ----------------------------------------------     ----------------
Revenues                                              100,545          93,817         108,785             29,015
Cost of revenues                                     (100,978)        (90,803)        (95,331)           (25,533)
                                                     --------         -------         -------            -------
Gross profit (loss)                                      (433)          3,014          13,454              3,482
Research and development income (expenses), net          (116)             18               -                  -
Selling, general and administrative expenses          (13,405)        (11,687)        (15,054)            (4,240)
Amortization of goodwill                                    -               -               -               (138)
                                                     --------         -------         -------            -------

Operating loss                                        (13,954)         (8,655)         (1,600)              (896)
Financial expenses, net                                (1,081)         (2,226)         (2,281)              (684)
                                                     --------         -------         -------            -------

Loss before other income (expenses), net              (15,035)        (10,881)         (3,881)            (1,580)
Other income (expenses), net                             (108)           (108)             43                 12
                                                     --------         -------         -------            -------

Loss before tax benefit (expenses)                    (15,143)        (10,989)         (3,838)            (1,568)
Tax benefit (expenses)                                    (94)             96               -                166
                                                     --------         -------         -------            -------

Loss after tax benefit (expenses)                     (15,237)        (10,893)         (3,838)            (1,402)
Company's share in losses of subsidiaries, net           (477)         (2,094)         (2,017)                 -
Minority share in subsidiary's net results                  -               -               -                 42
                                                     --------         -------         -------            -------
Net loss                                              (15,714)        (12,987)         (5,855)            (1,360)
                                                     ========         =======         =======            =======

Basic and diluted net loss per NIS 1 par
 value of the share capital***                          (5.36)          (3.61)          (1.36)             (0.32)
                                                     ========         =======         =======            =======

Total par value of shares used to compute basic
 and diluted net loss per NIS 1 par value of
 share                                                  2,932           3,569           4,131              4,131
                                                     ========         =======         =======            =======

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B)
** Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003. *** Ordinary shares of a par value of NIS 0.6 each.

The accompanying notes are an integral part of the consolidated and company financial statements.

                                                                      Eltek Ltd.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONSOLIDATED AND COMPANY)
--------------------------------------------------------------------------------

                                                                     CAPITAL
                                                                    RESERVES    CUMULATIVE
                                                                   RELATED TO     FOREIGN
                                 NUMBER OF            ADDITIONAL   LOANS FROM    CURRENCY                               TOTAL
                                 ORDINARY   ORDINARY    PAID-IN    CONTROLLING  TRANSLATION  CAPITAL   ACCUMULATED  SHAREHOLDERS'
                                  SHARES     SHARES     CAPITAL   SHAREHOLDERS  ADJUSTMENTS  RESERVES    DEFICIT       EQUITY
                                 ---------  --------  ----------  ------------  -----------  --------  -----------  -------------
                                               NIS        NIS          NIS          NIS        NIS        NIS            NIS
                                            --------  ----------  ------------  -----------  --------  -----------  -------------
                                                                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
                                            -------------------------------------------------------------------------------------
                                                                            ADJUSTED AMOUNTS**
                                            -------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2001  4,885,651    29,334    51,985       10,010            -      6,685      (51,920)     46,094

CHANGES DURING THE YEAR
Cumulative foreign currency
 translation adjustments                 -         -         -            -          539          -            -         539
Net loss                                 -         -         -            -            -          -      (15,714)    (15,714)
                                 ---------    ------    ------       ------        -----      -----      -------     -------

BALANCE AS OF DECEMBER 31, 2002  4,885,651    29,334    51,985       10,010          539      6,685      (67,634)     30,919

CHANGES DURING THE YEAR
Cumulative foreign currency
 translation adjustments                 -         -         -            -        1,465          -            -       1,465
Net loss                                 -         -         -            -            -          -      (12,987)    (12,987)
                                 ---------    ------    ------       ------        -----      -----      -------     -------

BALANCE AS OF DECEMBER 31, 2003  4,885,651    29,334    51,985       10,010        2,004      6,685      (80,621)     19,397

                                                                          REPORTED AMOUNTS*
                                              -----------------------------------------------------------------------------------

CHANGES DURING THE YEAR
Conversion of convertible note     606,060       364       515            -            -          -            -         879
Cumulative foreign currency
 translation adjustments                 -         -         -            -          570          -            -         570
Net loss                                 -         -         -            -            -          -       (5,855)     (5,855)
                                 ---------    ------    ------       ------        -----      -----      -------     -------

BALANCE AS OF DECEMBER 31, 2004  5,491,711    29,698    52,500       10,010        2,574      6,685      (86,476)     14,991
                                 =========    ======    ======       ======        =====      =====      =======     =======

                                                                     IN US$ THOUSANDS (NOTE 2B)
                                              -----------------------------------------------------------------------------------
CONVENIENCE TRANSLATION YEAR
 ENDED DECEMBER 31, 2004
 (UNAUDITED)                     5,491,711     6,894    12,187        2,324          597      1,552      (20,073)      3,481
                                 =========    ======    ======       ======        =====      =====      =======     =======

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B)
** Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003. *** Ordinary shares of a par value of NIS 0.6 each.

      The accompanying notes are an integral part of the consolidated and company financial statements.

                                                                      Eltek Ltd.

STATEMENT OF CASH FLOWS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

                                                                                CONSOLIDATED
                                                                    -----------------------------------------
                                                                     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                                    DECEMBER 31    DECEMBER 31    DECEMBER 31
                                                                        2002           2003           2004
                                                                    -----------    -----------    -----------
                                                                      ADJUSTED       ADJUSTED        REPORTED
                                                                      AMOUNTS**      AMOUNTS**       AMOUNTS*
                                                                    -----------    -----------    -----------
                                                                                  NIS THOUSANDS
                                                                    -----------------------------------------
Net loss                                                              (15,714)       (12,987)       (5,855)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET
 CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Inflationary and exchange rate impact on long- term debts                (609)          (706)           12
Depreciation                                                           13,904         14,938        13,428
Amortization of goodwill                                                  292            584           593
Write-off of other assets                                                  26              -             -
Gain on disposal of properties                                           (415)          (200)          (86)
Company's share in losses of subsidiaries, net                              -              -             -
Minority share in subsidiary's net results                                198           (118)         (182)
Increase (decrease) in employee severance benefits, net                   110            (62)          103
Decrease (increase) in trade receivables                                4,052          5,721        (3,988)
Decrease (increase) in other receivables
 and prepaid expenses                                                      20             20         1,265
Decrease (increase) in inventories                                      3,343           (632)         (379)
Increase (decrease) in trade payables                                   3,071           (503)        1,192
Increase (decrease) in other liabilities and accrued expenses          (2,102)           391         2,452
Accrued interest on convertible note                                        -            105           147
Interest and exchange rate differentials relating to subsidiaries,
  net                                                                       -              -             -
Deferred taxes                                                              -              -          (753)
                                                                      -------        -------        ------
Net cash provided by operating activities                               6,176          6,551         7,949
                                                                      -------        -------        ------

                                                                                                                    CONVENIENCE
                                                                                                                   TRANSLATION*
                                                                                                                     (NOTE 2F)
                                                                                                                 ----------------
                                                                                     COMPANY                       CONSOLIDATED
                                                                    -----------    -----------    -----------    ----------------
                                                                     YEAR ENDED    YEAR ENDED     YEAR ENDED        YEAR ENDED
                                                                    DECEMBER 31    DECEMBER 31    DECEMBER 31       DECEMBER 31
                                                                        2002          2003           2004              2004
                                                                    -----------    -----------    -----------    ----------------
                                                                      ADJUSTED      ADJUSTED       REPORTED
                                                                      AMOUNTS**     AMOUNTS**       AMOUNTS*       (UNAUDITED)
                                                                    -----------    -----------    -----------    ----------------
                                                                                   NIS THOUSANDS                 US$ IN THOUSANDS
                                                                    -----------------------------------------    ----------------
Net loss                                                              (15,714)       (12,987)       (5,855)          (1,360)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET
 CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Inflationary and exchange rate impact on long- term debts                (609)          (706)           12                3
Depreciation                                                           12,941         12,993        11,766            3,117
Amortization of goodwill                                                    -              -             -              138
Write-off of other assets                                                  26              -             -                -
Gain on disposal of properties                                             (8)          (112)          (77)             (20)
Company's share in losses of subsidiaries, net                            477          2,094         2,017                -
Minority share in subsidiary's net results                                  -              -             -              (42)
Increase (decrease) in employee severance benefits, net                    99            (69)           92               24
Decrease (increase) in trade receivables                                3,919          5,557        (3,252)            (926)
Decrease (increase) in other receivables
 and prepaid expenses                                                      62***        (682)***     1,270              294
Decrease (increase) in inventories                                      3,111           (222)         (290)             (88)
Increase (decrease) in trade payables                                   3,189         (1,381)        1,491              277
Increase (decrease) in other liabilities and accrued expenses            (746)           423         2,623              569
Accrued interest on convertible note                                        -            105           147               34
Interest and exchange rate differentials relating to subsidiaries,
  net                                                                     (88)***       (548)***      (764)               -
Deferred taxes                                                              -              -             -             (175)
                                                                      -------        -------        ------           ------
Net cash provided by operating activities                               6,659          4,465         9,180            1,845
                                                                      -------        -------        ------           ------

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B)
** Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003. *** Reclassified

                                                                      Eltek Ltd.

--------------------------------------------------------------------------------

                                                                                                                        CONVENIENCE
                                                                                                                        TRANSLATION*
                                                                                                                         (NOTE 2F)
                                                                                                                        ------------
                                                       CONSOLIDATED                             COMPANY                 CONSOLIDATED
                                          ----------------------------------------------------------------------------  ------------
                                          YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED
                                          DECEMBER 31  DECEMBER 31  DECEMBER 31  DECEMBER 31  DECEMBER 31  DECEMBER 31  DECEMBER 31
                                             2002          2003        2004         2002         2003         2004          2004
                                          -----------  -----------  -----------  -----------  -----------  -----------  ------------
                                           ADJUSTED     ADJUSTED     REPORTED     ADJUSTED     ADJUSTED     REPORTED
                                           AMOUNTS**    AMOUNTS**    AMOUNTS*     AMOUNTS**    AMOUNTS**    AMOUNTS*    (UNAUDITED)
                                          -----------  -----------  -----------  -----------  -----------  -----------  ------------
                                                                          NIS THOUSANDS                                    US$
                                          ----------------------------------------------------------------------------  ------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
Investment in subsidiary                         -            -            -       (11,890)         (5)***      (90)           -
Repayment of loan to subsidiary                  -            -            -         1,133           -            -            -
Acquisition of newly - consolidated
 subsidiary (Annex A)                       (4,259)           -            -             -           -            -            -
Purchase of fixed assets                    (7,963)      (3,797)      (1,470)       (6,959)     (1,631)      (1,189)        (341)
Dividends declared prior to the
 acquisition and paid to the shareholders   (2,644)           -            -             -           -            -            -
Proceeds from sale of fixed assets             453          304          188            15         217          177           44
                                           -------       ------       ------       -------      ------       ------       ------
Net cash used in investing activities      (14,413)      (3,493)      (1,282)      (17,701)     (1,419)      (1,102)        (297)
                                           -------       ------       ------       -------      ------       ------       ------
CASH FLOWS PROVIDED BY (USED IN)
 FINANCING ACTIVITIES:
Increase (decrease) in short- term credit    4,884       (1,388)        (726)        4,841      (1,339)        (726)        (169)
Repayment of long-term loans                (8,614)      (6,116)      (6,164)       (8,614)     (6,116)      (6,164)      (1,431)
Long-term loans received                    11,948            -            -        11,948           -            -            -
Dividend distributions of subsidiary          (625)           -            -             -           -            -            -
Issue of convertible note                        -        2,166            -             -       2,166            -            -
                                           -------       ------       ------       -------      ------       ------       ------
Net cash provided by (used in) financing
 activities                                  7,593       (5,338)      (6,890)        8,175      (5,289)      (6,890)      (1,600)
                                           -------       ------       ------       -------      ------       ------       ------
ADJUSTMENTS FROM TRANSLATION OF FINANCIAL
 STATEMENTS OF AUTONOMOUS UNITS                309          414          126             -           -            -           29
                                           -------       ------       ------       -------      ------       ------       ------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                  (335)      (1,866)         (97)       (2,867)     (2,243)       1,188          (23)
CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                   6,572        6,237        4,371         6,358       3,491        1,248        1,015
                                           -------       ------       ------       -------      ------       ------       ------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD                                      6,237        4,371        4,274         3,491       1,248        2,436          992
                                           =======       ======       ======       =======      ======       ======       ======

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B)
** Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003. *** Reclassified

The accompanying notes are an integral part of the financial statements.

                                                                      Eltek Ltd.

--------------------------------------------------------------------------------

                                                              CONSOLIDATED
                                                              ------------
                                                               YEAR ENDED
                                                               DECEMBER 31
                                                                  2002
                                                              ------------
                                                                ADJUSTED
                                                                AMOUNTS*
                                                              ------------
                                                              NIS THOUSANDS
                                                              ------------
ANNEX A - ACQUISITION OF NEWLY CONSOLIDATED SUBSIDIARY

Assets and liabilities of subsidiary at date of acquisition

Working capital (other than cash)                                 2,694
Property and equipment                                           (4,154)
Goodwill                                                         (4,998)
Minority interests                                                2,152
Employees severance benefits                                         47
                                                                 ------

                                                                 (4,259)
                                                                 ======

ANNEX B - NON CASH INVESTING ACTIVITIES

In May 2002, the Company purchased a computer system for the price of NIS 1,262 thousand by means of a five year long-term loan. The loan is being repaid in 48 monthly installments beginning in May 2003.

Conversion of convertible note into share capital in the amount of NIS 879.

* Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 1 - GENERAL

      Eltek Ltd. ("the Company") was incorporated in Israel in 1970. The Company manufactures and supplies advanced printed circuit boards ("PCB"), complex multi-layer back-panels and flex rigid circuit boards for sophisticated electronic equipment. The principal markets of the Company are in Israel and Europe.

      In June 2002, the Company established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH (see below). All of the excess of the consideration over the fair value of Kubatronik's assets and liabilities was attributed to goodwill. The Company has two other subsidiaries (Eltek Europe and Eltek International), which have been inactive for several years.

      The Company incurred losses of approximately NIS 5.9 million in 2004 and has a working capital deficit of approximately NIS 14 million as at December 31, 2004. Management has taken a series of measures since 2003 that are intended to put the Company on a positive track, such as a reduction in workforce and new finance arrangements with the banks as described hereafter.

      In July 2003, the Company finalized a process of restructuring its long-term loans and reached a new settlement with its banks: The restructuring included the postponement of the repayment of 60% of the Company's current maturities of long-term loans for ten months with Israel Discount Bank Ltd. ("Discount Bank") (from June 1, 2003 to March 31, 2004) and for one year with Bank Hapoalim B.M. ("Bank Hapoalim") and Bank Leumi Le-Israel Ltd. ("Leumi Bank") (from July 1, 2003 to June 30, 2004). - The postponed repayments recommenced in July 2004. The remaining 40% and the interest on the entire principal had been repaid monthly as scheduled.

     In June 2004, the Company, although not achieving the work plan goals for 2003, was provided an extension of its revolving credit until June 30, 2005, and in March 2005 the banks agreed to further extend the Company's revolving credit until March 31, 2006.

     In June 2003, the Company signed a factoring agreement with U Bank Ltd. (formerly Investec Bank (Israel) Ltd.) ("U Bank"), pursuant to which the Company is entitled to $ 1.0 million factoring facilities, in consideration for the assignment to U Bank of an equal amount of the Company's accounts receivable. The use of these factoring facilities by the Company is subject to the consent of Discount Bank, Bank Hapoalim and Leumi Bank, which initially was provided until June 30, 2004, and following two extensions, the banks have provided their consent until March 31, 2006.

     Financial covenants in respect of the Company's credit facilities and long-term loans require the Company to maintain the higher of shareholders' equity of NIS 20.0 million or 20% of the Company's total assets according to the loan from Discount Bank, and to maintain the higher of shareholders' equity of NIS 17.0 million or 20% of the Company's total assets, according to the loan from Leumi Bank. For these purposes, shareholders' equity includes the Company's outstanding convertible note and excludes prepaid expenses. As of December 31, 2003, the Company was in compliance with such covenants. However, on March 31 2004, the Company was in breach of such covenants and therefore negotiated with its banks and was granted a temporary waiver, reducing the Company's covenants to the higher of shareholders' equity of NIS 12 million or 15% of its total assets until the release of the Company's December 31, 2004 earnings (i.e. between March - June 2005). The waiver of Leumi Bank was subject to the repayment by the Company of NIS 1.5 million over a 15 month period (from October 1, 2004 to December 31, 2005). In March 2005, the banks agreed to extend the temporary covenants. Leumi Bank agreed to extend the temporary covenants until the release of the Company's June 30, 2005 earnings, following which and until the release of the Company's December 31, 2005 earnings (i.e. between March
     - June 2006), Leumi Bank agreed to set the shareholders' equity threshold to not less than NIS 16 million. In accordance with the Discount Bank extension of the temporary covenants, the Company is required to maintain the higher of shareholders' equity of NIS 13 million or 15% of its total assets until the release of the Company's December 31, 2005 earnings. Upon the release of the Company's December 31, 2005 earnings, it is required to comply with its original covenant terms. As of December 31, 2004, the Company was in compliance with the terms of such temporary covenants. The Company's management has programs and projects in place in order to continue to meet these terms.

      The Company received an infusion of US$500,000 by means of issuance of a convertible note in July 2003, out of which US$ 200,000 was converted into ordinary shares during the reporting period (see Note 16).

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 1 - GENERAL (CONT'D)

      ACQUISITION OF KUBATRONIK LEITERPLATTEN GMBH

      On June 10, 2002, the Company signed a Share Purchase Agreement ("SPA") for the purchase of 76% of the shares of Kubatronik - Leiterplatten GmbH ("Kubatronik"). The purchase price was (euro) 2.6 million (NIS 11.8 million as of the date of acquisition).

     Pursuant to the agreement, the seller has the right to require the Company to purchase ("Put option"), and the Company has the right to require the seller to sell to the Company ("Call option"), the seller's remaining 24% interest in Kubatronik. The price for the option is based on the value of the acquisition subject to certain price adjustments set forth below, but not less than (euro) 552,000 and not to exceed (euro) 920,000. The option period was extended until December 31, 2007, (the minimum and the maximum amounts of the option price shall increase by the addition of interest at the rate of LIBOR + 1% from December 31, 2004). The price adjustment mechanism for the Put option is that if the ratio of earnings before tax from the revenue ("the Ratio") increases over 23% - for every 1% increase the price will increase by 1%. If the Ratio decreases below 23% - for every 1% decrease the price will decrease by 1.25%.

     The price adjustment mechanism for the Call option is that if the Ratio increases over 23% - for every 1% increase the price will increase by 1.5%. If the Ratio decreases below 23% - for every 1% decrease the price will decrease by 1%.

     All of the above is based on the last audited financial statements of Kubatronik as of the date of the seller's termination of employment with Kubatronik. The seller terminated his employment in October 2003 and through the date of these financial statements did not approach the Company to exercise his option.

      The Company has been consolidating the accounts of Kubatronik since June 10, 2002. The acquisition made by EN-Eltek resulted in the recognition of goodwill in the amount of (euro)1.1 million (NIS 5 million as of the date of acquisition) - see Note 9.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which vary in certain significant respects from generally accepted accounting principles in the United States ("U.S GAAP") as described in Note 28.

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

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

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

      5.    NIS - New Israeli Shekels.

      6. ADJUSTED AMOUNT - the nominal historical amount adjusted in accordance with the provisions of Opinions 23 and 34 and Opinions 36 and 37.

      7. REPORTED AMOUNT - The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

      8. ADJUSTED FINANCIAL REPORTING - Financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50.

      9. NOMINAL FINANCIAL REPORTING - Financial reporting based on reported amounts.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      B.    FINANCIAL STATEMENTS REPORTED NEW ISRAELI SHEKELS (NIS)

      In October 2001, the Israel Accounting Standards Board ("IASB") published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements was discontinued as of January 1, 2004. Up to December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. The Company has implemented the provisions of the standard and has accordingly discontinued the adjustments as of January 1, 2004.

      1. In the past the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the CPI. The adjusted amounts that are included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. Any additions made during the period are included according to their nominal values.

      2. Amounts of non-monetary assets do not necessarily reflect their realizable value or updated economic value, but only the reported amounts of such assets.

      3. The term "cost" in these financial statements means the reported amount of cost.

      4. All the comparative data for prior periods is stated adjusted to the CPI at December 31, 2003.

      Balance sheets:

      a.    Non-monetary items are stated at reported amounts.

      b. Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

      Statement of operations:

      Income and expenses derived from non-monetary items from provisions included in the balance sheet are derived from the difference between the reported amounts of the opening balance and the reported amounts of the closing balance.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      C.    KUBATRONIK - AUTONOMOUS FOREIGN COMPANY

      As of January 1, 2004 the Company implemented Accounting Standard No. 13, "Effect of Changes in Exchange Rates of Foreign Currency". The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity. The standard provides rules for classifying foreign operations as an autonomous foreign investee or as an integrated investee, on the basis of the indications described in the standard and the use of discretion, and it provides the method for translating the financial statements of autonomous foreign investees.

      TRANSACTIONS IN FOREIGN CURRENCY

      Transactions denominated in foreign currency are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company's monetary items at exchange rates that are different than those by which they were initially recorded during the period, or reported in previous financial statements, are charged to income or expenses.

      KUBATRONIK -FOREIGN OPERATIONS CLASSIFIED AS AN AUTONOMOUS INVESTEE

      The financial statements of Kubatronik were translated into Israeli currency as follows:

      (1) The assets and liabilities, both monetary and non-monetary, of Kubatronik were translated according to the closing exchange rate. The goodwill arising upon the acquisition of Kubatronik is treated as an asset of Kubatronik, and it is translated according to the closing exchange rate.

      (2) Income and expense items were translated according to the exchange rate as at the date of the transaction.

      (3) All the resulting exchange rate differences are classified as a separate item of shareholders' equity until the disposal of the net investment.

      D.    PRINCIPLES OF CONSOLIDATION

      1. The consolidated financial statements include the accounts of the Company and its subsidiaries (EN-Eltek, Kubatrunik, Eltek International and Eltek Europe).

      2. All intercompany transactions and balances were eliminated in consolidation.

      E.    RATE OF EXCHANGE AND LINKAGE BASES

      1. Assets and liabilities denominated in, or linked to, foreign currencies have been recorded based on the representative exchange rate prevailing at balance sheet date as published by the Bank of Israel.

      2. Balances linked to the CPI are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      E.    RATE OF EXCHANGE AND LINKAGE BASES (CONT'D)

      3. Details of the CPI and the representative exchange rates are as follows:

                                   ISRAELI   EXCHANGE RATE   EXCHANGE RATE
                                     CPI     OF ONE DOLLAR    OF ONE EURO
                                  --------   -------------   -------------
                                   POINTS         NIS            NIS
                                  --------   -------------   -------------
For the period ended:
December 31, 2002                   182.01           4.737           4.970
December 31, 2003                   178.58           4.379           5.533
DECEMBER 31, 2004                   180.74           4.308           5.877

                                          %               %               %
                                  --------   -------------   -------------
Changes during the year ended:
December 31, 2002                     6.50            7.27           27.18
December 31, 2003                    (1.89)          (7.56)          11.33
DECEMBER 31, 2004                     1.21           (1.62)           6.22

      F.    PRESENTATION IN U.S. DOLLARS FOR CONVENIENCE OF THE READER

      For the convenience of the reader, the consolidated financial statements as of December 31, 2004 and for the year then ended have been translated into U.S. dollars, using the representative exchange rate as of December 31, 2004 (U.S. $1 = NIS 4.308). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

      G.    USE OF ESTIMATES

      The financial statements which were prepared in accordance with generally accepted accounting principles, require the Company's management to make estimates and assumptions. Actual results may differ from such estimates.

      H.    CASH AND CASH EQUIVALENTS

      Cash equivalents are considered by the Company to be highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not encumbered by a lien.

      I.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

      The allowance has been determined specifically for debts the collection of which, in Management's opinion, is doubtful.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      J.    INVENTORIES

      Inventories are recorded at the lower of cost or market value. Cost is determined as follows:

      Raw materials                            - Moving average basis

      Work-in-process and completed products   - Direct production cost, plus
                                                 allocated indirect expenses,
                                                 all of which are on an average
                                                 basis

      K.    PROPERTY AND EQUIPMENT

      1.    Assets are recorded at cost.

      2. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

            Annual rates of depreciation are as follows:

                                  MOSTLY   RANGE
                                  ------   -----
                                     %       %
                                  ------   -----
Machinery and equipment             15      5-33
Office furniture and equipment       6      5-33
Motor vehicles                      15     15-30
Leasehold improvements              10      3-25

      L.    INVESTMENTS IN INVESTEE COMPANIES

      The investments in investee companies are presented using the equity method.

      The excess of the cost of the investment over the fair value of identified assets net of the fair value of identified liabilities (after allocation of taxes resulting from temporary differences) as at the date of acquisition is recorded as goodwill.

      The Company applies Accounting Standard No. 20 regarding the amortization period of Goodwill. Goodwill is systematically amortized over the period of its useful life. The amortization period is for 10 years and reflects the best possible estimate of the period over which the Company anticipates to obtain future economic benefits from the Goodwill.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      M.    DEFERRED TAXES

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

      The Company's management cannot be reasonably assured as to the Company's ability to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards in the foreseeable future. Therefore, the Company did not record any deferred tax asset.

      The Company believes that its subsidiary, Kubatronik will utilize its carryforward tax losses and therefore a deferred tax asset has been recorded (see Note 1, 24H).

      N.    IMPAIRMENT OF ASSETS

      In February 2002, the IASB published Accounting Standard ("IASB") No. 15 - "Impairment in Value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

      O.    FACTORING OF FINANCIAL ASSETS

     In June 2003, the Company entered into an accounts receivable factoring agreement with U Bank. Under the terms of the agreement, the Company has the option to factor receivables, with U Bank on a non-recourse basis, provided that U Bank approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140.

      Since the Company started to enter into such factoring agreements, there were no cases in which the Company had to reimburse the bank for accounts receivables following business commercial disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

      As at December 31, 2004, net trade receivables amounting to NIS 4,200 thousand were factored (as at December 31, 2003 - NIS 4,318 thousand).

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      P.    REVENUE RECOGNITION

      The Company recognizes revenues from sales of products upon delivery. Commission income is accounted for on the accrual basis.

      Q.    RESEARCH AND DEVELOPMENT

      Research and development costs, net of grants from the Office of the Chief Scientist in the Ministry of Industry and Trade of the Government of Israel (OCS), are expensed as incurred.

      R.    LOSS PER SHARE

      Loss per share are computed based on the weighted average number of shares and share equivalents outstanding during each period, in accordance with Opinion No. 55 of the ICPAI.

      S.    EMPLOYEE STOCK OPTION EXPENSES

      The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its stock options. Under this method for fixed-plans, compensation expenses are recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Therefore, the accounting, under Israeli GAAP and under U.S. GAAP is identical.

      T.    SEGMENT REPORTING

      Segment reporting is represented according to Accounting Standard No. 11 of the IASB.

      U.    EFFECTS OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION

      In July 2004, the IASB published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which these can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In the Company's estimation, the impact of the Standard on its results of operations, financial position and cash flows will not be material.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 3 - CASH AND CASH EQUIVALENTS

                                                        CONSOLIDATED                  COMPANY
                                                 -------------------------    -------------------------
                                                 DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                    2003          2004           2003          2004
                                                 -----------   -----------    -----------   -----------
NIS                                                      537           260            537           260
U.S. dollars                                             693         1,906            636         1,830
Euro                                                   3,055         2,105             16           343
Others                                                    86             3             59             3
                                                 -----------   -----------    -----------   -----------
                                                       4,371         4,274          1,248         2,436
                                                 ===========   ===========    ===========   ===========

      As for pledges on assets, see Note 15A.

NOTE 4 - TRADE RECEIVABLES

                                                       CONSOLIDATED                   COMPANY
                                                 -------------------------    -------------------------
                                                 DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                     2003          2004           2003         2004
                                                 -----------   -----------    -----------   -----------
Israeli customers                                     15,993        10,895         15,993        10,895
Foreign customers                                      4,607        13,502          3,574        11,523
Checks receivable                                        403         1,068            403         1,068
                                                 -----------   -----------    -----------   -----------
                                                      21,003        25,465         19,970        23,486

Allowance for doubtful accounts                       (1,216)       (1,630)        (1,150)       (1,414)
                                                 -----------   -----------    -----------   -----------
                                                      19,787        23,835         18,820        22,072
                                                 ===========   ===========    ===========   ===========

     As at December 31, 2004 one customer accounted for NIS 6,766 thousand of receivables (28.4% of the total consolidated trade receivables balance) (Company - 30.7%).
     As at December 31, 2003 one customer accounted for NIS 2,792 thousand of receivables (14.1% of total consolidated trade receivables balance) (Company - 14.8%).

      As for pledges on assets, see Note 15A.

NOTE 5 - OTHER RECEIVABLES

                                                        CONSOLIDATED                  COMPANY
                                                 -------------------------    -------------------------
                                                 DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                     2003          2004           2003          2004
                                                 -----------   -----------    -----------   -----------
Employees                                                162           131            157           126
Subsidiaries                                               -             -            597*          338
Commissions and other receivables                        296           120            295           120
Suppliers                                                503           334            495           331
Government of Israel and other
  institutions                                            12           209             11           208
Government of Germany                                    483           364             44           206
Insurance companies                                      806             -            806             -
                                                 -----------   -----------    -----------   -----------
                                                       2,262         1,158          2,405         1,329
                                                 ===========   ===========    ===========   ===========

* Reclassified

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 6 - INVENTORIES

                             CONSOLIDATED               COMPANY
                     -------------------------   -------------------------
                     DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                         2003          2004          2003          2004
                     -----------   -----------   -----------   -----------
Raw materials:
  On hand                  7,522         7,477         6,541         6,530
  In transit                 423           451           423           451
  Work-in-process          3,640         4,232         3,300         3,823
  Completed products       1,573         1,473         1,354         1,104
                     -----------   -----------   -----------   -----------

                          13,158        13,633        11,618        11,908
                     ===========   ===========   ===========   ===========

NOTE 7 - LONG-TERM INVESTMENTS

                                                          COMPANY
                                                 -------------------------
                                                 DECEMBER 31   DECEMBER 31
                                                    2003          2004
                                                 -----------   -----------
A.  INVESTMENTS IN SUBSIDIARIES:

Cost of shares and long-term loan (1)                 10,757        10,757
Loans to the subsidiaries                              2,704*        3,558
Accumulated losses                                    (4,198)*      (6,215)
Adjustments from translation of
   financial statements                                2,004         2,574
                                                 -----------   -----------

                                                      11,267        10,674
                                                 ===========   ===========

(1) Includes long-term loan in the amount of NIS 10,678 thousand for the purchase of Kubatronik shares.
*   Reclassified

                                                           COMPANY
                                                 -------------------------
                                                 DECEMBER 31   DECEMBER 31
                                                    2003          2004
                                                 -----------   -----------
B.  CHANGES IN THE INVESTMENTS IN SUBSIDIARIES

Balance at the beginning of the year                  11,343        11,267

Changes during the year:
Share in losses                                       (2,094)       (2,017)
Accrued loan interest and investments
   made during the year                                  553           854
Adjustments from the translation of
   financial statements                                1,465           570
                                                 -----------   -----------

Balance at the end of the year                        11,267        10,674
                                                 ===========   ===========

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 8 - PROPERTY AND EQUIPMENT, NET

      A.    CONSOLIDATED

                                                DECEMBER 31, 2004
                       --------------------------------------------------------------------
                       MACHINERY AND     LEASEHOLD     MOTOR     OFFICE FURNITURE
                         EQUIPMENT     IMPROVEMENTS   VEHICLES     AND EQUIPMENT     TOTAL
                       -------------   ------------   --------   ----------------   -------
COST
Balance as of
   December 31, 2003         133,900         27,496      1,474              7,018   169,888
                       -------------   ------------   --------   ----------------   -------
Translation
   adjustments                   955            140         33                290     1,418
Additions                      1,075            306          -                 89     1,470
Disposals                     (1,255)             -       (546)              (456)   (2,257)
                       -------------   ------------   --------   ----------------   -------

Balance as of
   December 31, 2004         134,675         27,942        961              6,941   170,519
                       -------------   ------------   --------   ----------------   -------

ACCUMULATED
   DEPRECIATION
Balance as of
   December 31, 2003         100,760         18,216      1,065              6,466   126,507
Translation
   adjustments                   767             94         28                281     1,170
Depreciation
   during the year            10,998          2,025        157                248    13,428
Disposals                     (1,255)             -       (446)              (454)   (2,155)
                       -------------   ------------   --------   ----------------   -------

Balance as of
   December 31, 2004         111,270         20,335        804              6,541   138,950
                       -------------   ------------   --------   ----------------   -------

NET BALANCE AS OF
   DECEMBER 31, 2004          23,405          7,607        157                400    31,569
                       =============   ============   ========   ================   =======

NET BALANCE AS OF
   DECEMBER 31, 2003          33,140          9,280        409                552    43,381
                       =============   ============   ========   ================   =======

As for pledges on assets, see Note 15A.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 8 - PROPERTY AND EQUIPMENT, NET (CONT'D)

      B.    COMPANY

                                                DECEMBER 31, 2004
                       --------------------------------------------------------------------
                       MACHINERY AND     LEASEHOLD     MOTOR     OFFICE FURNITURE
                         EQUIPMENT     IMPROVEMENTS   VEHICLES     AND EQUIPMENT     TOTAL
                       -------------   ------------   --------   ----------------   -------
COST
Balance as of
   December 31, 2003         117,255         25,265        862              2,088   145,470
Additions                        888            296          -                  5     1,189
Disposals                          -              -       (477)                 -      (477)
                       -------------   ------------   --------   ----------------   -------

Balance as of
   December 31, 2004         118,143         25,561        385              2,093   146,182
                       -------------   ------------   --------   ----------------   -------

ACCUMULATED
   DEPRECIATION
Balance as of
   December 31, 2003          88,183         16,738        657              1,730   107,308
Depreciation
   during the year             9,614          1,948         82                122    11,766
Disposals                          -              -       (377)                 -      (377)
                       -------------   ------------   --------   ----------------   -------

Balance as of
   December 31, 2004          97,797         18,686        362              1,852   118,697
                       -------------   ------------   --------   ----------------   -------

NET BALANCE AS OF
   DECEMBER 31, 2004          20,346          6,875         23                241    27,485
                       =============   ============   ========   ================   =======

NET BALANCE AS OF
   DECEMBER 31, 2003          29,072          8,527        205                358    38,162
                       =============   ============   ========   ================   =======

As for pledges on assets, see Note 15A.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 9 - GOODWILL

                                                                     CONSOLIDATED
                                                               -------------------------
                                                               DECEMBER 31   DECEMBER 31
                                                                   2003          2004
                                                               -----------   -----------
Balance at the beginning of the year                                 4,973         4,972
Goodwill amortization                                                 (584)         (593)
Translation adjustments                                                583           277
                                                               -----------   -----------

                                                                     4,972         4,656
                                                               ===========   ===========

NOTE 10 - SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBTS

                                                               CONSOLIDATED AND COMPANY
                                                               -------------------------
                                                  ANNUAL
                                               INTEREST RATE   DECEMBER 31   DECEMBER 31
                                                 31/12/2004        2003          2004
                                               -------------   -----------   -----------
                                                     %
                                               -------------
In NIS (unlinked)                                6.15-6.70          12,100        11,400
In U.S. dollars                                  3.90-5.15           1,551         1,525
Current maturities
   of long-term liabilities to
   Banks (Note 13A)                                                  5,810         6,664
                                                               -----------   -----------
                                                                    19,461        19,589
                                                               ===========   ===========

As to pledges securing the credit, see Note 15A.

NOTE 11 - TRADE PAYABLES

                                        CONSOLIDATED                    COMPANY
                                  -------------------------    -------------------------
                                  DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31
                                     2003           2004          2003          2004
                                  -----------   -----------    -----------   -----------
Israeli suppliers                      12,054        15,516         12,054        15,516
Foreign suppliers                       5,927         4,733          4,759         3,789
                                  -----------   -----------    -----------   -----------
                                       17,981        20,249         16,813        19,305
Checks payable                          4,333         3,328          4,333         3,328
                                  -----------   -----------    -----------   -----------

                                       22,314        23,577         21,146        22,633
                                  ===========   ===========    ===========   ===========
Including current maturities of
   long-term debt related to
   capital leases                         282           278            282           278
                                  ===========   ===========    ===========   ===========

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 12 - OTHER LIABILITIES AND ACCRUED EXPENSES

                                        CONSOLIDATED                    COMPANY
                                  -------------------------    -------------------------
                                  DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31
                                     2003           2004          2003          2004
                                  -----------   -----------    -----------   -----------
Accrued payroll and related
   benefits                             3,747         3,825          3,134         3,091
Vacation and other
Vacation and other
   employee benefits                    2,232         2,631          2,099         2,409
Government of Israel and other
   Institutions                           372            19            372            19
Accrued expenses                        1,822         4,041          1,333         3,867
Other liabilities                         382*          567            375           550
                                  -----------   -----------    -----------   -----------

                                        8,555        11,083          7,313         9,936
                                  ===========   ===========    ===========   ===========

* Reclassified

NOTE 13 - LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

      CONSOLIDATED AND COMPANY

      A.    BANKS

                                                  ANNUAL
                                               INTEREST RATE   DECEMBER 31   DECEMBER 31
                                                31/12/2004         2003         2004
                                               -------------   -----------   -----------
                                                      %
                                               -------------
LINKAGE TERMS
U.S. dollar                                      3.90-4.55           9,349         6,381
CPI                                              5.95-7.05           6,250         4,160
Unlinked                                         6.45-6.70           3,245         2,440
                                                               -----------   -----------
                                                                    18,844        12,981
Less - current maturities                                           (5,810)       (6,664)
                                                               -----------   -----------
                                                                    13,034         6,317
                                                               ===========   ===========

      B.    CAPITAL LEASES

                                                  ANNUAL
                                               INTEREST RATE   DECEMBER 31   DECEMBER 31
                                                31/12/2004         2003         2004
                                               -------------   -----------   -----------
                                                      %
                                               -------------
U.S. dollars linked                                2.90                940           648

Less - current maturities                                             (282)         (278)
                                                               -----------   -----------
                                                                       658           370
                                                               ===========   ===========
TOTAL LONG-TERM DEBT                                                13,692         6,687
                                                               ===========   ===========

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 13 - LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES (CONT'D)

      CONSOLIDATED AND COMPANY

      C. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2004 are as follows:

                                   DECEMBER 31    DECEMBER 31
                                      2003           2004
                                   -----------    -----------
First year (current maturities)          6,092          6,942
                                   -----------    -----------

Second year                              7,176          5,178
Third year                               5,067          1,509
Fourth year                              1,449              -
Fifth year and thereafter                    -              -
                                   -----------    -----------
                                        13,692          6,687
                                   -----------    -----------

                                        19,784         13,629
                                   ===========    ===========

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

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

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

      4.    Details of the provision and amounts funded in respect of CSPF:

                                           CONSOLIDATED                      COMPANY
                                     --------------------------    --------------------------
                                     DECEMBER 31    DECEMBER 31    DECEMBER 31    DECEMBER 31
                                         2003           2004           2003           2004
                                     -----------    -----------    -----------    -----------
Liability for employee
   severance benefits                      3,792          4,105          3,622          3,890

Assets held for severance benefits        (2,852)        (3,057)        (2,758)        (2,934)
                                     -----------    -----------    -----------    -----------

Employee severance benefits, net             940          1,048            864            956
                                     ===========    ===========    ===========    ===========

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

      A.    1.    The Company has pledged certain assets and the rights to any insurance claims on such assets to secure its indebtedness with banks, as well as floating liens on all of its remaining assets in favor of the banks.

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

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

      A.    (CONT'D)

          4. Financial covenants in respect of the Company's credit facilities and long-term loans require the Company to maintain the higher of shareholders' equity of NIS 20.0 million or 20% of the Company's total assets according to the loan from Discount Bank and to maintain the higher of shareholders' equity of NIS 17.0 million or 20% of the Company's total assets, according to the loan from Leumi Bank. For these purposes, shareholders' equity includes the Company's outstanding convertible note and excludes prepaid expenses. As of December 31, 2003, the Company was in compliance with such covenants. However, on March 31 2004, the Company was in breach of such covenants and therefore negotiated with its banks and was granted a temporary waiver, reducing the Company's covenants to the higher of shareholders' equity of NIS 12 million or 15% of its total assets until the release of the Company's December 31, 2004 earnings (i.e. between March - June 2005). The waiver of Leumi Bank was subject to the repayment by the Company of NIS 1.5 million over a 15 month period (from October 1, 2004 to December 31, 2005). In March 2005, the banks agreed to extend the temporary covenants. Leumi Bank agreed to extend the temporary covenants until the release of the Company's June 30, 2005 earnings, following which and until the release of the Company's December 31, 2005 earnings (i.e. between March - June
               2006), Leumi Bank agreed to set the shareholders' equity threshold to not less than NIS 16 million. In accordance with the Discount Bank extension of the temporary covenants, the Company is required to maintain the higher of shareholders' equity of NIS 13 million or 15% of its total assets until the release of the Company's December 31, 2005 earnings. Upon the release of the Company's December 31, 2005 earnings, it is required to comply with its original covenant terms. As of December 31, 2004, the Company was in compliance with the terms of such temporary covenants. The Company's management has programs and projects in place in order to continue to meet these terms.

          5. In June 2003, the Company signed a factoring agreement with U Bank, pursuant to which the Company is entitled to $ 1.0 million factoring facilities, in consideration for the assignment to U Bank of an equal amount of the Company's accounts receivable. The use of these factoring facilities by the Company is subject to the consent of Discount Bank, Bank Hapoalim and Leumi Bank, which initially was provided until June 30, 2004, and following two extensions, the banks have provided their consent until March 31, 2006.

          6. The Company has signed a four-year agreement with a consulting company to incorporate the "Theory of Constraint" ("TOC") into its operation. The purpose is to improve several operational measures identified by the Company's Management. Pursuant to the agreement in 2004 the Company paid consultation fees and will pay bonuses to the consulting company based on its success.

               Until December 31, 2004, the consulting company was not entitled to a bonus. The agreement will expire in December 31, 2007.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

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

            2. In 2002, one of the Company's customers demanded that the Company pay compensation of approximately $250,000 with respect to damages claimed to have been incurred as a result of the use of defective PCB that were manufactured and supplied by the Company. The Company and its insurance company have agreed that according to the insurance policy terms, the insurance company will continue to negotiate the customer demand with its representatives. Although, the Company disagrees with the customer's claim, it has recorded a provision in respect of its deductible amount that is not covered by the Company's insurance. (See also Note 23).

      C. As of December 31, 2004, the Company and Kubatronik are committed to purchase equipment, services and inventories costing approximately NIS 3.3 million (Company - NIS 3.2 million).

      D.    1.    The premises occupied by the Company and Kubatronik are leased under operating agreements which expire in December 2011 and June 2008, respectively.

            2. Two parking areas that serve the employees of the Company and Kubatronik are leased under operating agreements which expire in December 2006 and December 2010, respectively.

            3. The Company has signed several leasing and maintenance agreements for production equipment with Orbotech Ltd. Of such agreements, two main agreements will expire in June 2008 and February 2010.

            4. Three production machines are leased under operating agreements which will expire in May 2005, October 2005 and January 2008.

            5. The Company has signed a leasing agreement for production machine. The agreement will commence in April 2005 and will expire in March 2007

            6. The Company has signed several other maintenance agreements for production equipment.

            7. The majority of the Company's vehicles are leased under three years operating agreements.

                  Minimum future payments due under the above agreements are as follows:

                              CONSOLIDATED      COMPANY
                              ------------    -----------
                               DECEMBER 31    DECEMBER 31
                                  2004           2004
                              ------------    -----------
First year                           7,208          6,443
Second year                          6,533          5,851
Third year                           5,632          4,929
Fourth year                          4,405          4,121
Fifth year and thereafter            9,909          9,888
                              ------------    -----------
                                    33,687         31,232
                              ============    ===========

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

      E.    INDEMNIFICATION AGREEMENT

      The Company entered into a new indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer that will not exceed the lesser of US$ 2,000,000 or 25% of the Company's capital.

      F.    STAMP DUTY

      Stamp duty applies in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified therein. In June 2003, the statute imposing stamp duty was amended. Following this amendment, the Israeli Tax Authority has increased enforcement of this statute. The amendment to the statute and the enforcement actions taken by the Israeli Tax Authority are in legal dispute before the Israeli Supreme Court, which has not yet ruled on this matter. In addition, under current legislation the stamp duty statute is expected to be gradually abolished until its complete cancellation in 2008. To date, the Company has not received a demand for payment of stamp duty following this amendment. The outcome of the Supreme Court ruling is uncertain.

NOTE 16 - CONVERTIBLE NOTE

      In July 2003, the Company issued a convertible note ("the Note") in the principal amount of $500,000 to Merhav M.N.F - an Israeli private company controlled by the Company's major shareholder ("Merhav").

      The Note will be due four years from its issuance date. The Note bears interest at the rate of 10% per year, compounded on a quarterly basis.

      Merhav has the right, at any time, to convert the Note and any accrued interest thereon into ordinary shares of the Company at a price of $ 0.33 per ordinary share. The Company may at its sole discretion repay the accrued interest on the principal of the Note to Merhav.

      In January 2004, $ 200,000 of the principal amount of the Note was converted into 606,060 ordinary shares.

      As of December 31, 2004, the Note including accrued interest is convertible into 1,085,197 ordinary shares which will constitute 16.5% of the company's ordinary shares after conversion.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 17 - SHAREHOLDERS' EQUITY

      A. AUTHORIZED, ISSUED AND PAID UP SHARE CAPITAL IN HISTORICAL TERMS IS AS FOLLOWS:

                                              AUTHORIZED              ISSUED AND PAID
                                            --------------    --------------------------------
                                              DECEMBER 31       DECEMBER 31       DECEMBER 31
                                             2003 AND 2004         2003              2004
                                            --------------    --------------    --------------
                                            (IN THOUSANDS)    (IN THOUSANDS)    (IN THOUSANDS)
                                            --------------    --------------    --------------
Number of shares:
Ordinary Shares of par value NIS 0.6 each       50,000             4,886             5,492

Amount in nominal NIS:
Ordinary Shares of par value NIS 0.6 each       30,000             2,932             3,295

      B.    OPTIONS

      In January 1997, the Company adopted the Eltek Ltd. 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan authorizes the issuance of options to purchase an aggregate number of 474,000 ordinary shares. The options generally (i) expire on the fifth anniversary of the day of grant, (ii) vest ratably over a three year period (iii) may not be exercised for a period of one year from the date of grant, and (iv) can be converted as the basis of one option per share.

      The 1996 Plan is under the administration of the Compensation Committee appointed by the Board of Directors.

      The Board of Directors of the Company may, at any time and at its sole and absolute discretion, suspend, terminate or amend the 1996 Plan in any manner. However, in no event may any action of the Company alter or impair the rights of a grantee under any outstanding option without their consent.

      As of December 31, 2004, options for the purchase of 107,999 ordinary shares have been exercised in exercise price ranging from $ 1.375 to $
      1.75. There are no options currently outstanding under the 1996 Plan.

      In August 2000, the Company adopted the Eltek Ltd. 2000 stock option plan (the "2000 Plan"). The 2000 Plan authorizes the issuance of options to purchase an aggregate of 750,000 ordinary shares. The options generally
      (i) expire on the fifth anniversary of the day of grant, (ii) vest ratably over a three-year period and (iii) may not be exercised for a period of one year from the date of grant. The exercise price of these options is equal to the market value of the underlying stock on the date of the grant.

      As of December 31, 2004, options for the purchase of 394,933 ordinary shares having exercise price of $ 4.375 per share and options for the purchase of 20,000 ordinary shares having exercise price of $ 1.14 per share had been granted under the 2000 Plan.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 17 - SHAREHOLDERS' EQUITY (CONT'D)

      B.    OPTIONS (CONT'D)

      A summary of the Company's plans and the options that were granted to the Company's employees is presented below:

                                                 NUMBER        WEIGHTED
                                                   OF           AVERAGE
                                                 OPTIONS     EXERCISE PRICE
                                                ---------    --------------
                                                                  US$
                                                ---------    --------------
Balance as at December 31, 2001                   569,567         4.07
                                   Forfeited      (30,634)        3.80
                                                ---------

Balance as at December 31, 2002                   538,933         4.09
                                   Expired        (14,000)*       1.75
                                   Forfeited      (71,600)*       4.08
                                                ---------

Balance as at December 31, 2003                   453,333         4.16

                                   Granted         20,000         1.14
                                   Expired        (37,000)        1.75
                                   Forfeited      (21,400)        4.38
                                                ---------

BALANCE AS AT DECEMBER 31, 2004                   414,933         4.22
                                                =========

* Reclassified

      The following table summarizes information concerning options outstanding at December 31, 2004.

                      NUMBER OF        NUMBER OF
                       OPTIONS          OPTIONS
                   OUTSTANDING AT    EXERCISABLE AT       REMAINING
EXERCISE PRICES      DECEMBER 31       DECEMBER 31     CONTRACTUAL LIFE
    (U.S.$)             2004              2004            (IN YEARS)
---------------    --------------    --------------    ----------------
      4.38                381,333           381,333          0.6
      4.38                 13,600            13,600          1.4
      1.14                 20,000                 -          4.9
                   --------------    --------------

                          414,933           394,933
                   ==============    ==============

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 18 - REVENUES

      A.    REVENUES BY ACTIVITIES

                                 CONSOLIDATED                                     COMPANY
                  ------------------------------------------    -----------------------------------------
                   YEAR ENDED      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                  DECEMBER 31     DECEMBER 31    DECEMBER 31    DECEMBER 31    DECEMBER 31    DECEMBER 31
                      2002           2003           2004           2002           2003           2004
                  -----------    ------------    -----------    -----------    -----------    -----------
Sales of
manufactured
products              107,409         107,212        122,127         99,919         92,691        105,835
Sales of non-
manufactured
products                  105             786          2,219            105            786          2,285
Commissions               521             305            656            521            340            665
                  -----------    ------------    -----------    -----------    -----------    -----------
                      108,035         108,303        125,002        100,545         93,817        108,785
                  ===========    ============    ===========    ===========    ===========    ===========

      B.    (1)   During the year ended December 31, 2004, one customer
                  accounted for NIS 15,359 thousand (12.3%) of the total consolidated revenues.
                  During the years ended December 31, 2002 and 2003 there were no customers who accounted for more than 10% of the total consolidated revenues.

            (2) During the year ended December 31, 2004, the Company had one customer who accounted for NIS 15,359 thousand (14.1%) of the total Company's revenues.
                  During the year ended December 31, 2003, the Company had two customers who accounted for NIS 9,864 thousand (10.5%) and NIS 9,522 thousand (10.2%) of the company revenues (in 2002 - there were no customers who accounted for more than 10% of the company revenues).

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 19 - COST OF REVENUES

                                     CONSOLIDATED                                  COMPANY
                       -----------------------------------------    -----------------------------------------
                        YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                       DECEMBER 31    DECEMBER 31    DECEMBER 31    DECEMBER 31    DECEMBER 31    DECEMBER 31
                          2002            2003           2004           2002          2003            2004
                       -----------    -----------    -----------    -----------    -----------    -----------
Cost of
 materials
 and non-
 manufactured
 products (1)               39,516*        37,742*        42,117         38,541*        35,659*        38,550
Payroll and
 related
 benefits                   35,541         33,086         35,699         32,976         27,240         29,228
Manufacturing
 expenses                   16,960*        18,088*        19,491         15,975*        15,713*        16,265
Depreciation                13,488         14,517         13,136         12,561         12,665         11,561
Changes in
 inventories of
 completed
 products
 and work-in-
 process**                     953*          (790)*         (445)           925*          (474)*         (273)
                       -----------    -----------    -----------    -----------    -----------    -----------
                           106,458        102,643        109,998        100,978         90,803         95,331
                       ===========    ===========    ===========    ===========    ===========    ===========

*  Reclassified
** Including changes in non-manufactured products.

(1) The Company has two major suppliers of raw material, each of whom supplies more than 10% of its raw material. The following table shows the amounts of the purchases from each of the two suppliers:

                       CONSOLIDATED                         COMPANY
             ---------------------------------   ---------------------------------
               PERCENTAGE OF                       PERCENTAGE OF
              TOTAL PURCHASES       YEAR ENDED    TOTAL PURCHASES      YEAR ENDED
                 FROM RAW          DECEMBER 31        FROM RAW         DECEMBER 31
             MATERIAL SUPPLIERS       2004       MATERIAL SUPPLIERS       2004
             ------------------    -----------   ------------------    -----------
                     %                 NIS               %                 NIS
             ------------------    -----------   ------------------    -----------
Supplier 1         19.9               8,373             21.7             8,373
Supplier 2         14.3               6,038             15.7             6,038

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES (INCOME), NET

      CONSOLIDATED AND COMPANY

                                             YEAR ENDED     YEAR ENDED    YEAR ENDED
                                             DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                2002           2003          2004
                                             -----------   -----------   -----------
(Approved) unapproved grants from the OCS            116           (18)            -
                                             ===========   ===========   ===========

      In January 1999, the Company joined a consortium of companies for a period which ended in July 2001. The consortium was under the supervision of the OCS. Within the framework of the consortium, the Company specialized in High Density Interconnect ("HDI") technology.

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

      In 2003, after the consortium has been discontinued, a surplus amount of money was distributed among the members and has been recognized as income.

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                               CONSOLIDATED                                  COMPANY
                  ---------------------------------------    ----------------------------------------
                  YEAR ENDED    YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED    YEAR ENDED
                  DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31    DECEMBER 31   DECEMBER 31
                     2002          2003           2004          2002           2003          2004
                  -----------  ------------   -----------    ------------   -----------   -----------
Payroll and
 related
 benefits
 expenses            6,930          7,386          8,437         5,805         5,674           6,416
Commissions            597          1,232          1,476           788           802           1,675
Export and
 delivery
 expenses            1,400          1,275          1,592         1,261           972           1,357
Office
 maintenance           815            870            890           756           676             674
Traveling              631            422            594           565           349             430
Depreciation           416            421            292           380           328             205
Professional
 services            1,757          1,420          2,215         1,334         1,012           1,809
Car
 maintenance           605            579            710           533           516             624
Investors
 relations             687            383            230           687           383             230
Other                1,314          1,008          1,829         1,296           975           1,634
                  --------      ---------     ----------       -------      --------      ----------

                    15,152         14,996         18,265        13,405        11,687          15,054
                  ========      =========     ==========       =======      ========      ==========

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 22 - FINANCIAL EXPENSES, NET

                                    CONSOLIDATED                                 COMPANY
                      ----------------------------------------   -----------------------------------------
                       YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                      DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31    DECEMBER 31    DECEMBER 31
                          2002          2003          2004          2002            2003           2004
                      -----------   -----------   ------------   -----------    -----------    -----------
Expenses on
 long-term loans
 net of erosion               540*          399            864           540*           399            864
Expenses on
 short-term
 credit and bank
 charges net of
 erosion                      885*        1,706          1,465           871*         1,692          1,450
Effect of
 exchange rate
 differences
 expenses                    (918)*         (68)*          319          (972)*         (209)*          263
Expenses on
 convertible
 note                           -           112            150             -            112            150
Other financing
 expenses
 (income), net                936*          840*           150           642*           232*          (446)
                      -----------   -----------   ------------   -----------    -----------    -----------

                            1,443         2,989          2,948         1,081          2,226          2,281
                      ===========   ===========   ============   ===========    ===========    ===========

*  Reclassified

NOTE 23 - OTHER INCOME (EXPENSES), NET

                                        CONSOLIDATED                                COMPANY
                         ----------------------------------------   ----------------------------------------
                          YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED
                         DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31    DECEMBER 31   DECEMBER 31
                             2002           2003          2004          2002           2003          2004
                         -----------    ------------  -----------   -----------    -----------   -----------
Indemnification
 to customer (1)                (116)           (161)           -          (116)         (161)            -
Gain on
 disposals of
 fixed assets, net               415             200           86             8           112            77
Customs charges                    -             (59)           -                         (59)            -
Other expenses                    (9)              -          (34)            -             -           (34)
                         -----------    ------------  -----------   -----------    ----------    ----------

                                 290             (20)          52          (108)         (108)           43
                         ===========    ============  ===========   ===========    ==========    ==========

(1) During 2002, the Company received a demand from one of its customers to compensate it with respect to damages it claimed to have occurred as a result of the use of defective PCB that were manufactured and supplied by the Company. The Company has recorded a provision in respect of its deductible amount that is not covered by the company's insurance. (See Note 15.B.2).

                                                                      Eltek Ltd.

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

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

      Income of the Company not derived from the "approved enterprise" is subject to the regular corporate tax rate, which is 35% in 2004.

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

      B.    TAXATION OF EMPLOYEE STOCK OPTION PLANS

      In respect to employee stock incentive plan, the 2003 Israeli tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% (the "Ordinary Income Route") or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25% (the "Capital Gains Route"). Where there is no trustee arrangement, the employee is fully taxed and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The tax reform's new practice is not in effect for options granted before December 31, 2002 under plans adopted before December 31, 2002. The options granted by the Company during 2004 were granted pursuant the Capital Gains Route.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 24 - TAXES ON INCOME (CONT'D)

      C.    AMENDMENTS TO THE INCOME TAX ORDINANCE

     On June 29, 2004, the Israeli parliament passed the "Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) - 2004" ("the Amendment"). The Amendment provides for a gradual reduction in the corporate tax rate from 36% to 30% in the following manner: 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter.

      D. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (THE "INFLATIONARY ADJUSTMENT LAW")

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

      E.    CARRYFORWARD TAX LOSSES

      As of December 31, 2004, the consolidated tax loss carryforwards was approximately NIS 68.3 million (Company - NIS 62 million). As discussed in
      Note 2M above, the Company has not recorded a deferred tax asset in respect of these losses as available evidence indicates that it is not expected that such assets will be realized in the foreseeable future. These losses do not have expiry date.

      In the consolidated balance sheet, a deferred tax asset has been recorded in respect of Kubatronik's tax loss carryforwards in the amount of NIS 753 thousand. These losses do not have expiry date.

      F.    INCOME TAX ASSESSMENTS

      The Company has received final tax assessments through the 1995 tax year.

      Kubatronik is subject to German corporate tax of approximately 38% and has received final tax assessments through the 2003 tax year.

      The Company's other subsidiaries have not yet received any final tax assessments since incorporation.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 24 - TAXES ON INCOME (CONT'D)

      G.    RECONCILIATION OF THE THEORETICAL TAX EXPENSE TO THE ACTUAL TAX
            EXPENSE

      A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

                                      CONSOLIDATED                                 COMPANY
                       -----------------------------------------   ---------------------------------------
                         YEAR ENDED    YEAR ENDED     YEAR ENDED   YEAR ENDED     YEAR ENDED    YEAR ENDED
                        DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                            2002          2003           2004         2002           2003          2004
                       ------------   ------------   -----------   -----------   -----------   -----------
Loss before taxes
 as reported in the
 statement of
 operations
Statutory tax               (15,136)       (12,911)       (6,750)      (15,143)      (10,989)       (3,838)

Primary tax rate                 36%            36%           35%           36%           36%           35%
                       ------------   ------------   -----------   -----------   -----------   -----------

Tax calculated               (5,448)        (4,648)       (2,363)       (5,451)       (3,956)       (1,343)
                       ------------   ------------   -----------   -----------   -----------   -----------
Non-deductible
 operating
 expenses                       134*           120*          160           134*          120*          160
Taxes on account
 of previous years                -            445*            -             -             -             -
Amortization of
 goodwill                       105*           214*          216             -             -             -
Unrecognized
 deferred taxes               5,544*         4,199*        1,544         5,164*        4,099*        1,445
Depreciation and
 inflation impact               153*          (263)*        (261)          153*         (263)*        (262)
Tax losses that
 no deferred tax
 was computed
 on difference
 between tax rate
 and tax rules                    -            383*            -             -             -             -
Applicable to
 foreign subsidiary            (108)*         (256)*          (9)           94*          (96)*           -
                       ------------   ------------   -----------   -----------   -----------   -----------

Total                         5,828          4,842         1,650         5,545         3,860         1,343
                       ------------   ------------   -----------   -----------   -----------   -----------
Tax (benefit)
 expenses                       380            194          (713)           94           (96)            -
                       ============   ============   ===========   ===========   ===========   ===========

*    Reclassified

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 24 - TAXES ON INCOME (CONT'D)

      H.    RECOGNIZED DEFERRED TAX ASSETS

      Deferred tax assets are attributable to the following:

                                        CONSOLIDATED
                                 -------------------------
                                 DECEMBER 31   DECEMBER 31
                                    2003          2004
                                 -----------   -----------
Loss carryforwards in Germany              -           753
                                 -----------   -----------

      I.    UNRECOGNIZED DEFERRED TAX ASSETS

      Deferred assets have not been recognized in respect of the following items:

                                         CONSOLIDATED                  COMPANY
                                  -------------------------   -------------------------
                                  DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                     2003          2004          2003          2004
                                  -----------   -----------   -----------   -----------
Deferred tax assets comprise:
Losses carryforward                    22,578*       21,079        22,578*       21,079
Severance pay                             338           287           311           287
Vacation pay                              804           752           756           752
Allowance for doubtful accounts           491           549           467           549
                                  -----------   -----------   -----------   -----------

Total                                  24,211        22,667        24,112        22,667
                                  ===========   ===========   ===========   ===========

* Reclassified

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 25 - SEGMENT REPORTING

      The Company has identified three reportable geographic segments in 2004, i.e. Israel, Europe and others - mainly the United States and India.

                                        YEAR ENDED DECEMBER 31, 2004
                           -----------------------------------------------------
                           ISRAEL   EUROPE    OTHER   ADJUSTMENTS   CONSOLIDATED
                           ------   ------   ------   -----------   ------------
External revenues for
 the segment               67,867   48,005    9,130             -        125,002
Internal revenues for
 the segment                   60    8,750        -        (8,810)             -
                           ------   ------   ------   -----------   ------------
Total revenues for
 the segment               67,927   56,755    9,130        (8,810)       125,002
                           ======   ======   ======   ===========   ============
Operating income (loss)     1,313   (4,039)  (1,078)          (50)        (3,854)
Financial expenses         (1,944)  (1,718)    (261)          649         (3,274)
Financial income                4      921       64          (663)           326
Other income, net              43        9        -             -             52
Company's share
in losses of
subsidiaries, net          (2,017)       -        -         2,017              -
Tax benefit                     -      713        -             -            713
Minority share in
subsidiary's net results        -      182        -             -            182
                           ------   ------   ------   -----------   ------------

Net loss                   (2,601)  (3,932)  (1,275)        1,953         (5,855)
                           ======   ======   ======   ===========   ============
Total assets for the
 segment                   45,866   38,280    6,603       (11,061)        79,688
Deferred taxes                  -        -        -             -            753
                           ------   ------   ------   -----------   ------------

Total assets               45,866   38,280    6,603       (11,061)        80,441
                           ======   ======   ======   ===========   ============

Total liabilities          40,261   35,379    5,359       (15,549)        65,450
                           ======   ======   ======   ===========   ============

    Capital expenditure       743      627      100             -          1,470
                           ======   ======   ======   ===========   ============
    Depreciation and
     amortization           7,345    5,686      990             -         14,021
                           ======   ======   ======   ===========   ============

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 25 - SEGMENT REPORTING (CONT'D)

      The Company has identified three reportable geographic segments in 2003, i.e. Israel, Europe and others - mainly the United States and India.

                                        YEAR ENDED DECEMBER 31, 2003
                          --------------------------------------------------------
                           ISRAEL    EUROPE    OTHER    ADJUSTMENTS   CONSOLIDATED
                          -------   --------   ------   -----------   ------------
External revenues for
 the segment               72,584     30,814    4,905          -        108,303
Internal revenues for
 the segment                   35      2,806        -     (2,841)             -
                           ------     ------   ------    -------        -------
Total revenues for
 the segment               72,619     33,620    4,905     (2,841)       108,303
                           ======     ======   ======    =======        =======
Operating loss             (4,572)    (4,257)  (1,269)       196         (9,902)
Financial expenses         (2,434)    (1,351)    (213)       506         (3,492)
Financial income               12      1,116        -       (625)           503
 Other income
 (expenses), net             (108)        88        -          -            (20)
Company's share in
 losses of
 subsidiaries, net         (2,094)         -        -      2,094              -
Tax expenses                    -       (194)       -          -           (194)
Minority share in
 subsidiary's net
 results                        -        118        -          -            118
                           ------     ------   ------    -------        -------

Net loss                   (9,196)    (4,480)  (1,482)     2,171        (12,987)
                           ======     ======   ======    =======        =======
Total assets for the
 segment                   68,812     27,668    4,008    (11,864)        88,624
                           ======     ======   ======    =======        =======

Total liabilities          52,325     27,792    3,201    (14,091)        69,227
                           ======     ======   ======    =======        =======

Capital expenditure         1,262      2,414      121          -          3,797
                           ======     ======   ======    =======        =======

Depreciation and
 amortization              10,056      4,792      674          -         15,222
                           ======     ======   ======    =======        =======

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE  25 - SEGMENT REPORTING (CONT'D)

     The Company has identified three reportable geographic segments in 2002, i.e. Israel, Europe and others.

                                        YEAR ENDED DECEMBER 31, 2002
                          --------------------------------------------------------
                           ISRAEL    EUROPE     OTHER   ADJUSTMENTS   CONSOLIDATED
                          -------   --------   ------   -----------   ------------
External revenues for
 the segment               81,839     21,544    4,652          -         108,035
Internal revenues for
 the segment                    -      1,323        -     (1,323)              -
                          -------     ------   ------    -------         -------
Total revenues for
 the segment               81,839     22,867    4,652     (1,323)        108,035
                          =======     ======   ======    =======         =======

Operating loss             (9,697)    (3,261)  (1,005)       (20)        (13,983)
Financial expenses         (2,290)      (849)    (129)       390          (2,878)
Financial income              131      1,547      128       (371)          1,435
Other income
 (expenses), net             (108)       398        -          -             290
Company's share in
 losses of
 subsidiaries, net           (477)         -        -        477               -
Tax expenses                    -       (380)       -          -            (380)
Minority share in
 subsidiary's net
 results                        -       (198)       -          -            (198)
                          -------     ------   ------    -------         -------

Net loss                  (12,441)    (2,743)  (1,006)       476         (15,714)
                          =======     ======   ======    =======         =======
Total assets for the
 segment                   86,702     26,733    3,782    (11,386)        105,831
                          =======     ======   ======    =======         =======

Total liabilities          60,194     24,242    3,273    (12,797)         74,912
                          =======     ======   ======    =======         =======

Capital expenditure         6,692     12,912      378     (6,498)         13,484
                          =======     ======   ======    =======         =======
Depreciation and
 amortization              10,534      3,067      595          -          14,196
                          =======     ======   ======    =======         =======

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 26 - BENEFITS TO RELATED AND INTERESTED PARTIES AND TRANSACTIONS WITH THEM

                                                           CONSOLIDATED AND COMPANY
                                                   ---------------------------------------
                                                    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                       2002          2003         2004
                                                   -----------   -----------   -----------
A. SALARIES AND RELATED EXPENSES
     TO INTERESTED PARTIES (1)                        1,329         1,422        1,382
(1)     5 persons in each year.

B. INTEREST AND EXCHANGE RATE
     EXPENSES (2)                                         -           112          150
(2)     Expenses on convertible note (see Note 16).

      C. Subsidiaries debt included in the financial statements of the Company as at December 31, 2004 and 2003 is NIS 17,449 thousand and NIS 16,061 thousand, respectively (see Note 5 and Note 7).

      D.    COMPENSATION OF DIRECTORS

      The Chairman of the Board of Directors and the external directors are compensated for their service on the Board of Directors and its committees. During the year ended December 31, 2004, the Company paid its directors NIS 321 thousand (in 2003 - NIS 272 thousands, in 2002 - NIS 267 thousand).

      The transactions with interested parties were conducted at "arms-length".

NOTE 27 - DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS

      The Company's financial instruments consist primarily of cash and cash equivalents, trade and other receivables, trade payables, short-term credit and long-term debt. The carrying amounts of the short- term financial instruments, approximates their fair value because of the short maturity of these instruments.

      Management estimates that the carrying value of its long-term debt as at December 31, 2004 also approximates its fair value because the interest on the long-term debt is similar to the market interest rate for similar debt instruments of comparable maturities.

                                                                   Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE  28 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED
           ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES

      The financial statements of the Company conform to Israeli GAAP which varies in certain significant respects from those followed in the United States of America. The effect of such differences on net loss and shareholders' equity are set out below.

      A.    EFFECT OF INFLATION

      The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2B. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004.

      U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in a reconciliation to U.S. GAAP.

      B.    LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS

      Under Israeli GAAP, the severance obligation is presented on the balance sheet net of the assets held by the CSPF, whereas under U.S. GAAP, such assets are presented as long-term assets of the Company. (See also Note 14.4.)

      C.    CONVERTIBLE NOTE

      Under Israeli GAAP, the convertible note is presented on the balance sheet as a separate item between long-term liabilities and shareholders' equity, whereas under U.S. GAAP it should be presented as a liability.

      D.    GOODWILL AMORTIZATION

      Under Israeli GAAP, goodwill derived from the acquisition of Kubatronik (see Note 1) is being amortized on a straight-line basis over 10 years. Under US GAAP, goodwill is no longer amortized but is evaluated for impairment in accordance with SFAS No. 142.

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 28 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (CONT'D)

      E.    FINANCIAL DERIVATIVE

      As described in Note 1, the seller of Kubatronik has the right to require the Company to purchase (put option) the sellers remaining 24% holdings of Kubatronik

      Under Israeli GAAP, there are no accounting consequences.

      Under US GAAP, according to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", the put option should be considered as a financial instrument and such an instrument should be marked to market every reporting period.

      1)    EFFECT ON BALANCE SHEET ITEMS:

                                               CONSOLIDATED
                                         -------------------------
                                         DECEMBER 31   DECEMBER 31
                                             2003          2004
                                         -----------   -----------
Israeli GAAP -
 Goodwill, net of amortization (D)          4,972         4,656

US GAAP -
 Goodwill                                   5,888         6,254

                                               CONSOLIDATED
                                         -------------------------
                                         DECEMBER 31   DECEMBER 31
                                             2003          2004
                                         -----------   -----------
Israeli GAAP -
Other liabilities and accrued expenses      8,555        11,083

US GAAP -
Put option (E)                                  -           114
                                            -----        ------
Other liabilities and accrued expenses      8,555        11,197
                                            =====        ======

     2)   EFFECT ON STATEMENTS OF OPERATION ITEMS:

                                                   CONSOLIDATED AND COMPANY
                                           ---------------------------------------
                                            YEAR ENDED    YEAR ENDED    YEAR ENDED
                                           DECEMBER 31   DECEMBER 31   DECEMBER 31
                                           -----------   -----------   -----------
                                               2002         2003          2004
                                           -----------   -----------   -----------
Net loss reported under Israeli GAAP         (15,714)      (12,987)      (5,855)
Amortization of goodwill (D)                     292           584          593
Put option (E)                                     -             -         (114)
                                             -------       -------       ------
Net loss under US GAAP                       (15,422)      (12,403)      (5,376)
                                             =======       =======       ======
      3)    EFFECT ON SHAREHOLDERS EQUITY

Total shareholders equity - Israeli GAAP      30,919        19,397       14,991
Accumulated amortization of goodwill (D)         292           876        1,469
Translation adjustments in respect
of goodwill                                        -             -          129
Put option (E)                                     -             -         (114)
                                             -------       -------       ------
Total shareholders equity - US GAAP           31,211        20,273       16,475
                                             =======       =======       ======

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 28 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (CONT'D)

      F.    EARNINGS (LOSS) PER SHARE ("EPS")

      Under Israeli GAAP and pursuant to Opinion No. 55, the dilutive effect of stock options and convertible note is included in the computation of basic EPS only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the stock options and convertible note.

      In accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("Statement 128"), basic EPS is calculated by dividing the net income or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS assumes the issuance of ordinary shares for all potential dilutive ordinary shares outstanding during the year without consideration of the probability of conversion.

      Following are the details of the basic and diluted EPS under U.S. GAAP*:

                                                          CONSOLIDATED AND COMPANY
                                                   ---------------------------------------
                                                    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                   -----------   -----------   -----------
                                                       2002          2003          2004
                                                   -----------   -----------   -----------
Basic and diluted EPS (NIS)                          (3.16)         (2.54)        (0.98)

Weighted average number of shares used in basic
 and diluted EPS calculation (thousands)             4,886          4,886         5,492

* EPS data is provided for one ordinary share of a par value of NIS 0.6 the actual par value of the shares as compared to the disclosure in the statement of operations where EPS data is presented based on NIS 1 par value per share as required under Israeli GAAP.

      G.    STATEMENT OF OTHER COMPREHENSIVE INCOME

      1. In June 1997, the Financial Accounting Standards Board issued Financial Accounting Standard No. 130 "Reporting Comprehensive Income" ("Statement 130"). The Company adopted Statement 130 during the year ended March 31, 1999. Statement 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position.

                                                          CONSOLIDATED AND COMPANY
                                                   ---------------------------------------
                                                    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                   -----------   -----------   -----------
                                                       2002          2003          2004
                                                   -----------   -----------   -----------
Net loss - US GAAP                                   (15,422)      (12,403)       (5,376)
Translation adjustments                                  539         1,504*          699
                                                     -------       -------        ------
Net comprehensive loss - US GAAP                     (14,883)      (10,899)       (4,677)
                                                     =======       =======        ======

* Restated - see Note 28(G)(2).

                                                                      Eltek Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 28 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (CONT'D)

      G.    STATEMENT OF OTHER COMPREHENSIVE INCOME (CONT'D)

      2.    RESTATEMENT

            The statements of other comprehensive income for the year ended December 31, 2003 has been restated in order to reflect a correction in 2003 figures. The correction in 2003 is due to an error, which consisted of recording the aggregate translation adjustments for the years 2002 and 2003, rather than the impact for the respective year:

                                                   CONSOLIDATED
                                                   AND COMPANY
                                                   ------------
                                                    YEAR ENDED
                                                   DECEMBER 31
                                                       2003
                                                   ------------
Translation adjustments - as reported                  2,004

Translation adjustments - as restated                  1,504

Net comprehensive loss - U.S. GAAP - as reported     (10,399)

Net comprehensive loss - U.S. GAAP - as restated     (10,899)

                                                                      Eltek Ltd.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 29 - ASSETS AND LIABILITIES ANALYZED BY CURRENCY AND LINKAGE BASIS

      A.    CONSOLIDATED

                                                                    DECEMBER 31, 2004
                                    -------------------------------------------------------------------------------------
                                                            FOREIGN      FOREIGN
                                    LINKED                  CURRENCY     CURRENCY   OTHER FOREIGN   NON-MONETARY
                                    TO CPI   NON-LINKED   U.S. DOLLARS     EURO       CURRENCY          ITEMS      TOTAL
                                    ------   ----------   ------------   --------   -------------   ------------   ------
Cash and cash equivalents                -        260         1,906        2,105          3                 -       4,274
Trade and other receivables and
  prepaid expenses                     126     11,323        10,831        2,713          -               563      25,556
Inventories                              -          -             -            -          -            13,633      13,633
Deferred taxes                           -          -             -          753          -                 -         753
Property and equipment, net              -          -             -            -          -            31,569      31,569
Goodwill                                 -          -             -            -          -             4,656       4,656
                                    ------    -------        ------        -----        ---            ------      ------

TOTAL ASSETS                           126     11,583        12,737        5,571          3            50,421      80,441
                                    ======    =======        ======        =====        ===            ======      ======

Short-term credit and current
  maturities of long-term debts      2,735     12,548         4,306            -          -                 -      19,589
Trade payables                           -     14,863         5,197        3,517          -                 -      23,577
Other liabilities and accrued
  expenses                           2,561      5,917         1,218        1,377         10                 -      11,083
Long-term debt, excluding current
  maturities                         1,425      1,292         3,970            -          -                 -       6,687
Employee severance benefits, net         -        956             -           92          -                 -       1,048
Minority interests                       -          -             -            -          -             1,900       1,900
Convertible note                         -          -         1,566            -          -                 -       1,566
                                    ------    -------        ------        -----        ---            ------      ------

TOTAL LIABILITIES                    6,721     35,576        16,257        4,986         10             1,900      65,450
                                    ------    -------        ------        -----        ---            ------      ------

TOTAL SHAREHOLDERS' EQUITY          (6,595)   (23,993)       (3,520)         585         (7)           48,521      14,991
                                    ======    =======        ======        =====        ===            ======      ======

                                                                      Eltek Ltd.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 29 - ASSETS AND LIABILITIES ANALYZED BY CURRENCY AND LINKAGE BASIS (CONT'D)

     B.   CONSOLIDATED

                                                                      DECEMBER 31, 2003
                                   -------------------------------------------------------------------------------------------
                                                              FOREIGN       FOREIGN
                                   LINKED                    CURRENCY      CURRENCY    OTHER FOREIGN    NON-MONETARY
                                   TO CPI    NON-LINKED    U.S. DOLLARS      EURO        CURRENCY          ITEMS        TOTAL
                                   ------    ----------    ------------    --------    -------------    ------------    ------
Cash and cash equivalents               -           537             693       3,055               86               -     4,371
Trade and other receivables and
  prepaid expenses                    155        16,561           3,547       1,741               45             693    22,742
Inventories                             -             -               -           -                -          13,158    13,158
Property and equipment, net             -             -               -           -                -          43,381    43,381
Goodwill                                -             -               -           -                -           4,972     4,972
                                   ------    ----------    ------------    --------    -------------    ------------    ------

TOTAL ASSETS                          155        17,098           4,240       4,796              131          62,204    88,624
                                   ======    ==========    ============    ========    =============    ============    ======

Short-term credit and current
  maturities of long-term debts     2,350        13,272           3,839           -                -               -    19,461
Trade payables                          -        11,582           4,648       6,084                -               -    22,314
Other liabilities and
  accrued expenses                    493         5,968             818       1,260               16               -     8,555
Long-term debt, excluding
  current maturities                3,900         2,073           7,719           -                -               -    13,692
Employee severance benefits,
  net                                   -           864               -          76                -               -       940
Minority interests                      -             -               -           -                -           1,970     1,970
Convertible note                        -             -           2,295           -                -               -     2,295
                                   ------    ----------    ------------    --------    -------------    ------------    ------

TOTAL LIABILITIES                   6,743        33,759          19,319       7,420               16           1,970    69,227
                                   ------    ----------    ------------    --------    -------------    ------------    ------

TOTAL SHAREHOLDERS' EQUITY         (6,588)      (16,661)        (15,079)     (2,624)             115          60,234    19,397
                                   ======    ==========    ============    ========    =============    ============    ======

                                                                      Eltek Ltd.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

     NOTE 30 - SUBSEQUENT EVENTS

     Subsequent to the balance sheet date, 110,800 stock options were exercised by employees into shares with capital contribution of NIS 2,120 thousand which were received on April 5, 2005.