Form 20-F
period 2005-12-31
ELTEK LTD
filed 2006-06-28
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ...........
Commission file number 0-28884
ELTEK LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)
Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.6 ……………… 5,602,511
(as of December 31, 2005)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statements File Nos. 333-12012, 333-123559 and 333-130611.

INTRODUCTION

          Eltek Ltd., incorporated in 1970 under the laws of the State of Israel, develops, manufactures, markets and sells printed circuit boards, or PCBs, including high density interconnect, or HDI, multi-layered and flex-rigid boards for the medical technology, defense and aerospace, industrial equipment and telecommunications industries. Our principal customers include manufacturers of medical, defense, aerospace, industrial, telecom and networking equipment, as well as contract electronic manufacturers. Our ordinary shares are listed on the NASDAQ Capital Market (symbol: ELTK). Our European manufacturing and marketing subsidiary named Kubatronik Leiterplatten GmbH, or Kubatronik, is located in Geislingen Germany and is our only active subsidiary. As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

          Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 28 to the consolidated financial statements. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. Amounts stated in dollars in this report, except where the context otherwise indicates, have been translated from NIS at a specified rate solely for convenience and should not be construed as representations that the NIS amount actually represents such dollar amount or could be converted into dollars at the rate indicated. The translations of NIS amounts into dollars appearing throughout this annual report have been made at the representative rate of exchange on December 31, 2005 of NIS 4.603 = $1.00, as published by the Bank of Israel. See Item 3.A. “Key Information — Selected Financial Data — Exchange Rate Information”.

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

          Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors”

-i-

-ii-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

          The following table presents selected consolidated financial data as of the dates and for each of the periods indicated. You should read the selected consolidated financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing elsewhere in this annual report.

          The selected consolidated financial data as of December 31, 2005 and 2004 and for the three years ended December 31, 2005 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2003, 2002 and 2001 and for the two years ended December 31, 2003 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

          Our consolidated financial statements have been audited by the firm of Somekh Chaikin, an independent registered public accounting firm in Israel, a member firm of KPMG International whose report appears elsewhere herein. Our consolidated financial statements have been prepared in accordance with Israeli GAAP, which vary in certain significant respects from U.S. GAAP, as described in Note 28 to the financial statements.

          For the convenience of the reader, the reported consolidated NIS figures as at and for the year ended December 31, 2005 have been presented in U.S. dollars (unaudited) translated at the representative rate of exchange on December 31, 2005 of NIS 4.603 = $1.00, as published by the Bank of Israel. The U.S. dollars amounts so presented should not be construed as representing amounts receivable, payable or incurred in U.S. dollars or convertible into U.S. dollars.

1

STATEMENT OF CONSOLIDATED OPERATIONS DATA:

						Convenience Translation into Dollars

	Year Ended December 31,

	2001(1)	2002(1)	2003(1)	2004(2)	2005(2)	2005

	(In thousands, except per share data)

Israeli GAAP:
Revenues	NIS 119,920	NIS 108,035	NIS 108,303	NIS 125,002	NIS 144,429	$31,378

Cost of revenues	(101,335)	(106,458)	(102,643)	(109,998)	(115,733)	(25,143)

Gross profit	18,585	1,577	5,660	15,004	28,696	6,235
Research and development income (expenses), net	(398)	(116)	18	--	(646)	(140)
Selling, general and administrative expenses	(14,273)	(15,152)	(14,996)	(18,265)	(19,862)	(4,315)
Amortization of goodwill	--	(292)	(584)	(593)	(593)	(129)

Operating income (loss)	3,914	(13,983)	(9,902)	(3,854)	7,595	1,651
Financial expenses, net	(1,799)	(1,443)	(2,989)	(2,948)	(2,656)	(577)

Income (loss) before other income (expenses), net	2,115	(15,426)	(12,891)	(6,802)	4,939	1,074
Other income (expenses), net	718	290	(20)	52	103	22

Income (loss) before tax benefit (expenses) and minority interest	2,833	(15,136)	(12,911)	(6,750)	5,042	1,096
Tax benefit (expenses)	--	(380)	(194)	713	--	--

Income (loss) after tax benefit (expenses) before minority interest	2,833	(15,516)	(13,105)	(6,037)	5,042	1,096
Minority interests	--	(198)	118	182	218	47

Net income (loss)	NIS 2,833	NIS (15,714)	NIS (12,987)	NIS (5,855)	NIS 5,260	$1,143

Basic and diluted earnings (loss) per NIS 1 par value of the share capital[1]	NIS 0.96	NIS (5.36)	NIS (3.61)	NIS (1.36)	NIS 1.29	$0.28

Weighted average NIS 1 par value of share capital used to compute basic and diluted net earnings (loss)	2,932	2,932	3,569	4,131	4,209	4,209

U.S. GAAP:
Net income (loss)	NIS 2,833	NIS (15,422)	NIS (12,403)	NIS (5,376)	NIS 5,913	$1,285
Basic earnings (loss) per share	NIS 0.59	NIS (3.16)	NIS (2.54)	NIS (0.98)	NIS 1.06	$0.23

Weighted average number of shares used in basic EPS calculation (thousands)	4,825	4,886	4,886	5,492	5,575	5,575

Diluted earnings (loss) per share	NIS 0.58	NIS (3.16)	NIS (2.54)	NIS (0.98)	NIS 0.84	$0.18

Weighted average number of shares used in diluted EPS calculation (thousands)	4,884	4,886	4,886	5,492	6,970	6,970

1 Ordinary shares of a par value of NIS 0.6 each.

						Convenience Translation into Dollars

	As at December 31,

CONSOLIDATED BALANCE SHEETS DATA:	2001(1)	2002(1)	2003(1)	2004(2)	2005(2)	2005

	(In thousands)
Israeli GAAP:
Working capital (deficit) (3)	NIS 7,712	NIS (4,521)	NIS (10,059)	NIS (10,786)	NIS (4,440)	$(965)
Total assets	106,570	105,831	88,624	80,441	86,612	18,816
Long-term liabilities excluding current maturities	16,016	21,725	14,632	7,735	7,881	1,713
Shareholders’ equity	46,094	30,919	19,397	14,991	21,713	4,717

US GAAP:
Total assets	NIS 106,570	NIS 106,123	NIS 89,540	NIS 82,039	NIS 88,673	$19,264
Shareholders’ equity	46,094	31,211	20,273	16,475	23,720	5,153

(1)	Adjusted amount. The nominal historical amount adjusted in accordance with the provisions of Opinions 23, 34, 36 and 37 of the Institute of Certified Public Accountants in Israel.

(2)

Reported amount. Amount as at the transition date (December 31, 2003) with the addition of amounts in nominal values that were added after the transition sale and less amounts eliminated after the transition date.

(3)	Working capital (deficit) represents total current assets less total current liabilities.

Exchange Rate Information

          The following tables sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for dollars, expressed in NIS per one dollar.

Period	Average (1)	High	Low	Period End

Year ended December 31, 2001	4.219	4.416	4.067	4.416
Year ended December 31, 2002	4.736	4.994	4.437	4.737
Year ended December 31, 2003	4.512	4.924	4.283	4.379
Year ended December 31, 2004	4.483	4.634	4.308	4.308
Year ended December 31, 2005	4.503	4.741	4.299	4.603

(1)	Calculated based on the average of the representative exchange rates on the last business day of each month during the relevant period.

Period	High	Low

December 2005	4.662	4.579
January 2006	4.658	4.577
February 2006	4.725	4.664
March 2006	4.717	4.658
April 2006	4.671	4.503
May 2006	4.522	4.428

          At June 26, 2006, the representative rate of exchange was NIS 4.476 = $1.00, as published by the Bank of Israel.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Relating to Our Business and Market

We have had a history of operating losses and we may not be able to sustain profitable operations.

          Prior to attaining operating profits in 2005, we incurred operating losses in each of the three years ended December 31, 2004, and we may not be able to sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses. To the extent that we incur operating losses in the future, we may not have sufficient working capital to fund our operations. If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Rapid changes in the Israeli and international electronics industries and recessionary pressure may continue to adversely affect our business.

          Our principal customers include manufacturers of medical, defense, aerospace, industrial, telecom and networking equipment, as well as contract electronic manufacturers. These industry segments, as well as the electronics industry as a whole, are subject to rapid technological changes and products obsolescence. Discontinuance or modification of products containing PCBs manufactured by us could have a material adverse effect on us. In addition, the electronics industry, particularly the medical equipment industries and the defense and aerospace industries, which accounted for approximately 37% and 26%, respectively, of our sales in the year ended December 31, 2005, is subject to sharp economic cycles. Increased or excess production capacity by our competitors in the PCB industry and recessionary pressure in major electronics industry segments may result in intensified price competition and reduced margins. As a result, our financial condition and results of operations may be adversely affected. A weakness in the Israeli and international electronic markets may adversely affect our operating results and financial condition in the future.

Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

          The global PCB industry is highly fragmented and is intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs. In the Israeli market we mainly compete with PCB Technologies Ltd. and Melta Ltd., as well as with major international PCB exporters, mainly from the United States, Europe and Asia. In the European market we mainly compete with Ruwel Werke GmbH (Germany), Advanced Circuit Boards NV (Belgium), Dyconex (Switzerland) and certain other German companies. In the United States market we mainly compete with Tyco Printed Circuit Group. Many of these competitors have significantly greater financial, technical and marketing resources than us. During the last few years, PCB manufacturers in the Far-East (mainly in China) have made significant investments in their PCB production capacity, mainly for rigid PCBs. As a result of this increased production capacity, many PCB manufacturers in Europe and the United States ceased their production activities and our current competition in the rigid PCB segment is mainly from Far-East based PCB manufacturers, which have substantially lower production costs than us. Continued competitive pressures could cause us to lose market share.

Our operating results fluctuate significantly.

          Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including (but not limited to) the following:

—	the size and timing of significant orders and their fulfillment;

—	demand for the products produced by our customers;

—	competition with our products;

—	plant utilization;

—	changes in currency fluctuation of the NIS against the U.S. dollar and the Euro;

—	yields in the manufacturing process;

—	timing of expenditures based on projections of future sales;

—	availability of raw materials;

—	the length of our sales cycles;

—	changes in our strategy;

—	the number of working days in the quarter; and

—	changes in seasonal trends and general domestic and international economic and political conditions.

          Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

          Quarterly sales and operating results are also difficult to forecast because quarterly sales and results are dependent, almost exclusively, on the volume and timing of orders during the quarter and our customers generally operate with a short delivery cycle and expect delivery of a significant portion of our production within twenty working days. The delivery of such orders is subject to the number of available working days during the quarter, which can fluctuate significantly from quarter to quarter due to holidays and vacations. Certain prototype and pre-production runs require even shorter turn-around times stemming from customers’ product launches and design changes. In addition, there might be sudden increases, decreases or cancellations of orders for which there are commitments, which further characterize the electronics industry and the companies that operate in it. The industry practice is to make such changes without forfeiture, except for the time and materials expended on the order.

          Our business involves highly complex manufacturing processes that are subject to periodic failure. Process failures have occurred in the past and have resulted in delays in product shipments. There is no assurance that process failures will not occur in the future. Further, our expenses are, in significant part, relatively fixed in the short-term. If revenue levels fall below expectations, our net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the expenses varies with our revenues. We may not be able to be profitable on a quarterly or annual basis in the future. An ongoing pattern of cancellations, reductions in orders and delays could have a material adverse effect on our results of operations. Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance. We may not be able to continue to generate increased revenues in the future.

We may encounter difficulty in realizing the potential financial or strategic benefits of future business acquisitions and investments.

          We believe that the acquisition of and the investment in new subsidiaries could assist us in reaching our goals of focusing on the high end flex-rigid and specialty PCB market, and in expanding our exports mainly into Europe and the United States. Any acquisition or investment would present risks commonly encountered in the acquisition of or investment in other businesses. The following are examples of such risks, one or more of which may apply to any such acquisition or investment:

—	difficulty in combining the technology, operations or work force of the acquired business;

—	adverse effects on our reported operating results under Israeli GAAP due to the amortization or write-down of intangible assets associated with acquisitions;

—	diversion of management attention from running our existing business; and

—	increased expenses, including compensation expenses resulting from newly-hired employees.

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

          Technological change in the PCB industry is rapid and continual. To satisfy customers’ needs for increasingly complex products, PCB manufacturers must continue to develop improved manufacturing processes, provide innovative solutions and invest in new facilities and equipment. To the extent we determine that new technologies and equipment are required to remain competitive, the acquisition and implementation of such technologies and equipment are likely to require significant capital investment. This capital may not be available to us in the future for such purposes and any new manufacturing processes developed by us may not become or remain commercially viable. As a result, we may not be able to maintain our current technological position. Furthermore, the PCB industry may in the future encounter competition from new technologies that may reduce demand for PCBs or may render existing technology less competitive or obsolete. Our future process development efforts may not be successful or the emergence of new technologies, industry standards or customer requirements may render our technology, equipment or processes obsolete or uncompetitive.

We depend on our key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

          Our top ten customers accounted for 46% and 63% of our revenues in the years ended December 31, 2004 and December 31, 2005, respectively. During the year ended December 31, 2005, our principal customer accounted for approximately 31% of our total revenues. We expect that a significant portion of our future revenues will continue to be dependent on our principal customer and a small number of other customers. Our key customers may not continue to purchase products from us at current levels. Furthermore, if we are unable to retain our key customers, we may not be able to attract sufficient new business to compensate for their loss.

We are dependent upon a select number of suppliers of key raw materials and the loss of one or more of these suppliers would adversely affect our manufacturing ability. If these suppliers delay or discontinue manufacture or supply of these raw materials, we may experience delays in production and shipments, increased costs and cancellation of orders for our products.

          We currently obtain our key raw materials from a select number of suppliers. We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all. Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products. In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the year ended December 31, 2006, one principle supplier accounted for 22% of our supplies. We may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

We may require additional capital in the future, which may not be available to us.

          Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors:

—	the timing of orders and deliveries;

—	the purchase of new equipment;

—	the build-up of inventories;

—	the payment terms offered to our customers;

—	the payment terms offered by our suppliers; and

—	approval of the current or additional lines of credit and long-term loans from our banks.

          As of December 31, 2005, we had revolving lines of credit aggregating NIS 11.9 million ($2.6 million) with our banks, of which NIS 11.7 million ($2.5 million) will be available to us until at least March 31, 2007, subject to certain conditions. NIS 11.3 million ($2.4 million) of our line of credit was utilized as of December 31, 2005. As of December 31, 2005, we also had NIS 11.4 million ($2.5 million) of long-term loans. These credit facilities may not remain available to us in the future. Furthermore, under certain circumstances our banks may require us to accelerate the repayment of our credit facilities. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

          Financial covenants in respect of our credit facilities and long-term loans require us to maintain the higher of shareholders’ equity of NIS 20.0 million or 20% of our total assets. For these purposes, shareholders’ equity includes the outstanding convertible note and excludes prepaid expenses. As of December 31, 2005, we were in compliance with the terms of such covenants. We may not be able to maintain compliance with such covenants in the future.

          To the extent that the funds generated from our operations and from our existing capital resources are insufficient to fund our operating and financial requirements, we may be required to raise additional funds through public or private financing or other sources. Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us. Any equity or debt financings, if available at all, may cause dilution to our then current shareholders. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares may decrease and the percentage ownership of then current shareholders may be diluted. We do not have any committed sources of additional financing, and additional financing, if necessary, may not be available on commercially reasonable terms, if at all. If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

Our operating margins might be affected as a result of price increases for our principal raw materials.

          During 2005, the significant increase in oil and energy costs put pressure on our suppliers to increase their prices for most of our principal raw materials. During the first quarter of 2006, this situation continued due to further increases in energy costs and commodity prices (such as copper, gold and glass fibers), and we expect these conditions to continue through the remaining part of 2006. In 2005, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers, however we may not continue to be successful in such negotiations in the future. We have also faced pressure to raise our prices for our products to compensate for these price increases and maintain our operating margins, and have managed to date to maintain our sales volume with only moderate price increases, however we may not be able to do so in the future. Future price changes in raw materials may materially affect our future profitability.

We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

          We are based in Israel and Germany and generate a large percentage of our sales in Europe. Our sales in Europe in the year ended December 31, 2005 accounted for 51.7% of our revenues, of which 12.9% was generated in Germany. Our sales in Europe in the years ended December 31, 2004 and 2003 accounted for 38.4% and 28.5% of our revenues, respectively. In June 2002, we acquired 76% of Kubatronik, a privately held German PCB manufacturer. We may not be able to maintain or increase international market demand for our products. To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

          International operations are subject to inherent risks, including the following:

—	the impact of possible recessionary environments in multiple foreign markets;

—	changes in regulatory requirements and complying with a wide variety of foreign laws;

—	tariffs and other trade barriers;

—	the imposition of exchange or price controls or other restrictions on the conversion of foreign currencies;

—	difficulties and costs of staffing and managing foreign operations; and

—	political and economic instability.

We may be adversely affected by fluctuations in currency exchange rates.

          We may be adversely affected by fluctuations in currency exchange rates because our revenues and expenses are incurred in various currencies, primarily the NIS, U.S. dollar and the Euro. From time to time in the past we have engaged in hedging transactions in order to partially protect ourselves from currency fluctuation and inflation risks and may use hedging instruments from time to time in the future. If we were to determine that it was in our best interests to enter into any other hedging transactions in the future, we may not be able to do so or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Currency fluctuations in the future may have a material adverse effect on sales and, consequently, our business, operating results and financial condition.

If we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions, which may affect our business, operating results and financial condition.

          We use certain materials in our manufacturing processes that are classified as hazardous substances. Proper waste disposal and environmental regulations are major considerations for PCB manufacturers because metals and chemicals classified as hazardous substances are used in the manufacturing process. Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards. If, in the future, we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions and could also be subject to revocation of permits necessary to conduct our business or any part thereof. Any such revocation could require us to cease production, which could have a material adverse effect on our financial condition and results of operations. We are also subject to laws relating to the storage, use and disposal of hazardous materials, as well as air quality regulations. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. For example, environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption. Moreover, according to the same regulations, manufacturing plants were required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, a plant would have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. Since 1996 we have undertaken various actions to reduce the use of water in our manufacturing facilities. We believe that we have materially complied with the September 2000 regulations, but such compliance may not be sufficient in the future.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

          As a result of changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. When we are required to implement Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, we will need to expend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums. We may not be able to timely implement Section 404 of the Sarbanes-Oxley Act of 2002 and we cannot assure you that we would be not required to report any material weakness in our internal control over financials reporting.

The implementation of Standard No. 24, which requires us to record compensation expense in connection with certain equity share based compensation, may reduce our future profitability.

          In September 2005, the Israel Accounting Standards Board published Accounting Standard No. 24, “Share- Based Payments,” or Standard No. 24. Standard No. 24 requires all share-based payments, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, to be recognized as an expense. In accordance with Standard No. 24, share-based payment transactions in which goods or services are received will be recognized at their fair value. Standard No. 24 applies to financial statements for periods beginning as from January 1, 2006. The instructions of Standard No. 24 should be applied to each share-based payment transaction executed after March 15, 2005 that has not yet vested as of the effective date of Standard No. 24. Standard No. 24 may have a material impact on our future results of operations if we adopt any additional stock option plans in the future, which impact cannot be predicted at this time.

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

          Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	changes in our cost structure due to factors beyond our control, such as new laws or regulations relating to environmental matters and employment;

—	future sales of our ordinary shares; and

—	general stock market price and volume fluctuations.

          Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

We may be delisted from the NASDAQ Capital Market if we fail to meet its maintenance requirements.

          We must comply with certain NASDAQ Capital Market maintenance requirements in order to maintain the listing of our ordinary shares on the NASDAQ Capital Market. Currently we comply with all of the requirements but we may not be able to fulfill the maintenance requirements in the future. Should we fail to fulfill such requirements, our ordinary shares will be delisted from the NASDAQ Capital Market and transferred to the NASDAQ Bulletin Board.

We do not expect to distribute dividends.

          We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain our current and any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future. According to the Israeli Companies Law, a company may distribute dividends out of its profits (within the meaning of the Israeli Companies Law), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due. The declaration of dividends is subject to the discretion of our Board of Directors and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our Board of Directors.

          You should not rely on an investment in our company if you require dividend income from your investment. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Risks Relating to Our Operations in Israel

Conducting business in Israel entails special risks.

          We are incorporated under the laws of the State of Israel, and our executive offices and research and development facilities are located in Israel. Although most of our sales are made to customers outside Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the military reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian Authority and as a result the diplomatic relations between Israel and the Palestinian Authority have worsened. The implications of these developments cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition and our results of operations, and may adversely affect our share price.

          No predictions can be made as to whether or when a final resolution of the region’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Political trade relations could limit our ability to sell or buy internationally.

          We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israel or Israeli companies and others doing business with Israel or with Israeli companies. To date, these measures have not had a material adverse affect on our business. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our future operations, financial results and the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military reserve service.

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

Our results of operations may be harmed by currency fluctuations.

          Since we report our financial results in NIS, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our results of operations. The majority of our expenses are in U.S. dollars, Euros, dollar-linked NIS or Euro-linked NIS and virtually most of the remaining expenses are in non-linked NIS. As such, our expenses other than those paid in Israeli currency that are not-linked to other currencies are influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar and the Euro. Our dollar and Euro costs in Israel will increase if the NIS is devalued against the dollar and the Euro and other currencies other than NIS. Over time, the NIS generally has been devalued against foreign currencies. Likewise, our operations could be adversely affected if we are unable to protect against currency fluctuations in the future.

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

          There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore impact the price of our shares.

          Provisions of Israeli corporate and tax laws may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

          We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company, or a shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, has a duty of fairness toward the company. However, Israeli law currently does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is relatively little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

          As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit in advance to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As an Israeli company listed on the NASDAQ Capital Market, we may follow home country practice with regard to, among other things, composition of the Board of Directors, director nomination procedures, compensation of officers, and quorum at shareholders meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

          We manufacture and supply technologically advanced circuitry solutions for use in sophisticated and compact electronic products. We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe and the United States. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs.

          We design and develop innovative manufacturing solutions pursuant to complex interconnect requirements of original equipment manufacturers, and provide our customers with a wide range of custom designed PCBs, including complex rigid, double-sided and multi-layer PCBs as well as flexible circuitry (flex and flex-rigid boards) made of several types of high-performance base material. To complement our quick-turnaround, prototype, pre-production and low to medium volume production capability and provide our customers with single source service, we also act as an agent for the importation of PCBs from the Far East when customers require high volume production runs.

          In July 2000, we adopted a plan for the investment of approximately $7.0 million over a two-year period for the purchase of equipment and facilities in order to create the capacity and capability to offer our customers the new state-of-the-art PCB technology known as high density interconnect, or HDI. This technology enables manufacturers to produce PCBs with line width and spaces as narrow as 2-3 mils and hole diameters of 3 to 6 mils (1 mil=0.001 inch). As part of this investment, we purchased and leased several key machines, including a laser drilling system for microvia holes, a laser direct imaging system for transferring conductor images as narrow as 2 mils, upgraded our plating lines for enhanced capacity and capability, and acquired a vacuum press, flying probe electrical testers, an automated optical inspection system, an exposure system, a laser plotter and an horizontal line for black oxide substitution using the Alpha Prep process. We began to supply PCBs utilizing the HDI technology to select customers in August 2000. We completed this investment plan in 2002.

          In June 2002, we acquired 76% of Kubatronik, a privately held German PCB manufacturer, for approximately Euro 2.6 million. The remaining 24% of Kubatronik is held by Mr. Alois Kubat, its founder and General Manager at that time. Kubatronik specializes in manufacturing short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial, defense, aerospace, telecom, networking, computer and data storage equipment, as well as contract electronic manufacturers. This acquisition facilitated our entry into the German market, while complementing our other relationships throughout the rest of Europe.

          In 2005, we continued to focus on the sale of flex-rigid HDI PCBs and PCBs made with high performance base materials. Such products accounted for approximately $22.7 million or 72% of our total sales in the year ended December 31, 2005 as compared to approximately $17.3 million or 61% of our total sales in the year ended December 31, 2004.

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

          Backplanes. Backplanes are large, high-density circuit boards with design features such as tight tolerance finished hole sizes that require precise process controls. These products are commonly known as “motherboards” on which connectors are mounted to receive and interconnect other PCBs and can be found primarily in telecommunications applications.

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

Manufacturing and Engineering Processes

          In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness. During the five years ended December 31, 2005, we invested approximately $10.1 million for these purposes (not including the acquisition of Kubatronik).

          Manufacturing Capabilities. We have the capability to manufacture PCBs with layer counts in excess of 30 layers, blind and buried vias and designs using materials as thin as 0.002 inches. We established our HDI advanced capabilities after a two-year period of research and development, followed by a significant investment in HDI production capacity. As of August 31, 2000, we began to supply HDI products to selected customers. We are able to produce short runs of five to thirty PCBs within three to five working days, and a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits. In the year ended December 31, 2005, approximately 27% of our manufactured products were ordered for delivery in less than 20 working days, of which approximately 5% were ordered for delivery within six to ten working days and approximately 6% in five or less working days.

          Computer Aided Design/Computer Aided Manufacturing (CAD/CAM). We utilize a state-of-the-art CAD system developed by Frontline Ltd., an Israeli based company jointly owned by Orbotech Ltd. and Valor Ltd., and can receive CAD data by electronic data transmission. Our CAD workstations perform design rule checks on transmitted designs, incorporate any customer-specific design modifications and perform manufacturability enhancements that increase PCB quality.

          Advanced Finishing Capabilities for Dense Packaging Designs. We provide a wide assortment of alternative surface finishes, including hot air solder leveling, electroless gold over nickel, tin immersion, silver immersion and Entek, which is produced by Enthone-Omi Inc., for the attachment of components to PCBs.

          Other Advanced Process Capabilities. We provide fabrication of dense multi-layer PCBs. We use an advanced inner-layer production line, a laser direct imaging system, drilling equipment and clean room environments (class 10,000) to produce technologically advanced products.

          Quality and Environment Standards. Our quality management system has been ISO 9001:2000 certified since July 2002 (and prior to such date, was ISO 9002 certified since January 1995). This certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards. We have obtained United States Department of Defense Qualified Product List approval (MIL-PRF-55110F and MIL-P-50884D) for our products. Since 1976, our Glass Epoxy (FR4) Boards have been UL 94V-0 certified by Underwriters Laboratories Inc. (a standards organization that offers product safety testing and certification of product safety). Our environmental management system has been ISO 14001 certified since 2003.

Sales, Customers and Marketing

          Sales. In the years ended December 31, 2003, December 31, 2004 and December 31, 2005, the primary industries for which we produced PCBs were medical equipment (10%, 23% and 37% of production, respectively), defense and aerospace equipment (41%, 35% and 26% of production, respectively), telecom and networking equipment (24%, 18% and 5% of production, respectively) and industrial equipment (13%, 16% and 11% of production, respectively) as well as for contract electronic manufacturers (6%, 3% and 12% of production, respectively).

          Customers. During the year ended December 31, 2005, we provided PCBs to approximately 190 customers in Israel and approximately 260 customers outside of Israel (including Kubatronik’s customers). Our customers outside of Israel are located primarily in Germany, Scandinavia, France (where our principal customer is located), the United States and India.Sales to non-Israeli customers increased from $8.3 million (33% of revenues) in the year ended December 31, 2003 to $13.3 million (45.7% of revenues) in the year ended December 31, 2004 to $18.1 million (57.7% of revenues) in the year ended December 31, 2005.

          In the years ended December 31, 2003, 2004 and 2005, one principal customer accounted for 9.1%, 12.3% and 30.6% of our sales, respectively. Our ten largest customers accounted for 40.5%, 46% and 63% of our sales in the years ended December 31, 2003, 2004 and 2005, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

          Marketing. We market and sell our products primarily through our direct sales personnel, sales agents and agreements with PCB trading and manufacturing companies. Our sales personnel currently consist of nine persons (six in Israel, one in the United States and two persons employed by our German subsidiary, Kubatronik). In Europe we have sales agents in Sweden, Germany, Switzerland, France, Belgium and Spain. In the Netherlands, the United Kingdom and Italy we have PCB trading and manufacturing companies acting as distributors of our products. In the United States we market and sell our products through a full-time self-employed marketing and sales manager, who is supported by six representatives, as well as through a PCB manufacturing company. In India we have marketed our products since 2001 through a local sales agent. We maintain technical support services for our customers world-wide. We also maintain customer service support centers that handle all logistical matters relating to delivery and maintenance arrangements and receive and handle complaints relating to delivered products.

          Our strategy is to focus on the high end of the PCB market, mainly in flex-rigid PCBs, in which margins are significantly better. We also initiated a program to upgrade our processes by implementing high-quality standards, employee training and special training activities for clients. We are continuing to expand our export marketing efforts in Europe, as well as in the United States. Marketing efforts include the distribution of promotional items, seminars for engineers, technical information supplied to business publications and participation in trade shows and industry conferences.

Materials and Supplies

          The materials used in the manufacture of PCBs are primarily laminates (copper clad, with an isolating core separating them), prepregs, photo-chemical films, chemicals and inks. The materials we use are manufactured in Europe, the United States and the Far-East. Some of the materials are purchased directly from the manufacturer, while others are purchased from local distributors.

          Our suppliers decreased their prices in 2002, 2003 and 2004 for the principal raw materials we use in the manufacture of PCBs. During 2005, the significant increase in oil and energy costs put pressure on our suppliers to increase their prices for most of our principal raw materials. During the first quarter of 2006, this pressure on our suppliers increased due to the further increase in energy costs and commodity prices (such as copper, gold and glass fibers) and we expect this pressure to continue through the remaining part of 2006. In 2005, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers, however we may not continue to be successful in such negotiations in the future. We have also faced pressure to raise our prices for our products to compensate for these price increases and have managed to date to maintain our sales prices with only moderate price increases, however we may not be able to so in the future. Although to date our profitability has not been significantly affected by such price changes, future price changes in raw materials may materially affect our future profitability.

Competition

          The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market for complex, flex-rigid multi-layer PCBs. In the Israeli market we mainly compete with PCB Technologies Ltd. and Melta Ltd., as well as with major PCB exporters, mainly from the United States, Europe and Asia. In the European market we mainly compete with Ruwel Werke GmbH (Germany), Advanced Circuit Boards NV (Belgium) and Dyconex (Switzerland) and certain other German companies. In the United States market we mainly compete with Tyco Printed Circuit Group. Many of these competitors have significantly greater financial, technical and marketing resources than us. Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights. During the last years, PCB manufacturers in the Far-East (mainly in China) have made significant investments in their PCB production capacity, mainly for rigid PCBs. As a result of this increased production capacity, many PCB manufacturers in Europe and the United States ceased their production activities and our current competition in the rigid PCB segment is mainly from PCB manufacturers based in the Far-East, that have substantially lower production costs than us.

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

          PCB manufacturing requires the use of metals and chemicals classified as hazardous substances. Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems. Environmental regulations enacted in Israel in September 2000 provide that a company, which is found discharging water containing contaminates, will be liable to pay quadruple the amount normally charged for its water consumption. We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities. There is no assurance, however, that violations will not occur in the future. We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial. According to the September 2000 regulations, manufacturing plants are required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, an owner of a plant would have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. Since 1996, we have undertaken various actions to reduce the use of water in our manufacturing facilities. We believe that we have materially complied with the September 2000 regulations,but no assurance can be given that such compliance will be sufficient in the future.

Intellectual Property Rights

          Our success depends in part on our proprietary techniques and manufacturing expertise, particularly in the area of complex multi-layer and flex-rigid PCBs. Like many companies in the PCB industry, we do not hold any patents and rely principally on trade secret protection of our intellectual property. We believe that, because of the rapid pace of technological change in the electronics industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services that we provide.

C.	ORGANIZATIONAL STRUCTURE

          In June 1999, we established Eltek Europe Ltd., as a wholly owned subsidiary incorporated in the United Kingdom, to manage our marketing activities in Europe. Since July 31, 2002, Eltek Europe Ltd. is inactive and the marketing activities in Europe are currently managed from Israel and Germany.

          In May 2002, we established En-Eltek Netherlands 2002 B.V., a wholly owned subsidiary incorporated in the Netherlands, in connection with our acquisition of a 76% interest in Kubatronik. We currently intend to transfer our entire holdings in Kubatronik from En-Eltek Netherlands 2002 B.V. to our company and dissolve En-Eltek Netherlands 2002 B.V. Kubatronik is a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment, and computer and data storage equipment as well as contract electronic manufacturers. Mr. Alois Kubat, Kubatronik’s founder, holds the remaining 24% interest in Kubatronik. Subject to certain conditions, Mr. Kubat will have the right to require us to purchase, and we will have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik. See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

D.	PROPERTY, PLANTS AND EQUIPMENT

Leased Facilities

          Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel. The lease for our facilities expires in December 31, 2011. A lease for an adjoining 10,000 square feet parking area expires on December 31, 2006. In the year ended December 31, 2005, we paid NIS 2.9 million ($600,000) in rent for these premises.

          Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany. The lease for their facilities expires in June 30, 2008. A lease for an adjoining 8,000 square feet parking area expires on December 31, 2010. In the year ended December 31, 2005, Kubatronik paid an aggregate of NIS 442,000 ($96,000) in rent for these premises.

Leased Equipment

          We lease manufacturing equipment from Orbotech Ltd. under two operating lease agreements, pursuant to which as of December 31, 2005 we are obligated to pay a total amount of NIS 3.3 million ($727,000), through March 2010. Our monthly lease expense under these two agreements is approximately NIS 65,000 ($14,250), linked to the U.S. dollar.

          From September 2005 until May 2006, we leased additional manufacturing equipment under an operating lease agreement. Our monthly lease expense under this agreement was approximately NIS 48,000 ($10,000), linked to the Swiss Franc. In May 2006, we purchased this equipment and the agreement terminated.

          Kubatronik leases manufacturing equipment under two operating lease agreements, which as of December 31, 2005 require us to pay a total of Euro 94,000 ($111,000) through April 2009. Our monthly lease expense under these two agreements is approximately Euro 3,155 ($3,730).

Investment in Equipment and Infrastructure

          In 2003, we invested NIS 3.8 million in capital expenditures. Almost all of our capital expenditures were related to the purchase of production and manufacturing equipment (mainly for Kubatronik) in the amount of NIS 3.0 million and leasehold improvements in the amount of NIS 607,000.

          In 2004, we invested approximately NIS 1.5 million in capital expenditures. Almost all of our capital expenditures were related to the purchase of production and manufacturing equipment in the amount of NIS 1.1 million and leasehold improvements in the amount of NIS 306,000.

          In 2005, we invested approximately NIS 12.6 million ($2.7 million) in capital expenditures. Of such amount, NIS 12 million ($2.6 million) was used to purchase production and manufacturing equipment and NIS 365,000 was used for leasehold improvements.

          In 2006, we intend to invest approximately NIS 14 million ($3 million) in capital expenditures, including approximately $2 million in manufacturing equipment and approximately $1 million in leasehold improvements for the expansion of our production facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

          Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

          The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Overview

          We were incorporated under the laws of the State of Israel in 1970. Kubatronik, our European manufacturing and marketing subsidiary located in Geislingen Germany, is our only active subsidiary.

          We develop, manufacture, market and sells PCBs (printed circuit boards), including high density interconnect (HDI) multi-layered and flex-rigid boards for the telecommunications, defense and aerospace and medical technology industries. Our principal customers include manufacturers of medical equipment, defense and aerospace equipment, industrial equipment, and telecom and networking equipment, as well as contract electronic manufacturers.

Critical Accounting Policies

          We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

          The significant accounting policies described in Note 2of our consolidated financial statements, which we believe to be most important to fully understand and evaluate our financial condition and results of operation under generally accepted accounting principles in Israel, are discussed below.

Revenue Recognition

          We recognize revenues when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixable or determinable. Commission income is accounted for on the accrual basis.

Inventories

          Inventories are recorded at the lower of cost or market value. The cost of raw materials is determined on a moving average basis. The cost of work-in process and completed products is determined on direct production costs, plus allocated indirect expenses, all of which are determined on an average basis. If actual market conditions are less favorable than those projected by us or if there is no future demand for part or all of our inventories, we will need to write-off the affected inventories. This could result in an increase of our operating expenses.

Impairment in Value of Assets

          Since January 1, 2003, we have applied the Israel Accounting Standards Board, or IASB, Accounting Standard No. 15, “Impairment in Value of Assets”, to ensure that our assets in the consolidated balance sheet are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price and the usage value, which is the present value of the estimated future cash flows expected to be derived from the use and realization of the asset. This standard, which is based on International Accounting Standard No. 36, applies to all of our assets in the consolidated balance sheet, except for tax assets and monetary assets. Likewise this Standards prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, we recognize an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss in recognized in this manner will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date on which the last impairment loss was recognized. As of December 31, 2005, no impairment losses have been identified.

Property and Equipment

          Assets are recorded at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Under Israeli GAAP, in accordance with Accounting Standard No. 15, certain procedures must be applied in order ensure that our property and equipment in our consolidated balance sheet are not presented at an amount which is in excess of our recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of our property and equipment. If in the future the carrying value of our property and equipment do not meet the requirements of Standard No. 15, we may be required to accelerate the depreciation or write-off part of our property and equipment. This could result in an increase of our operating expenses.

Goodwill

          Our goodwill as of December 31, 2005 is the expense of our investment in Kubatronik over the unamortized fair value of the assts acquired and liabilities assumed, determined as of the acquisition date. Under Israeli GAAP, goodwill is amortized periodically on a straight-line basis over ten years.

Recent Accounting Pronouncements

Recent Accounting Pronouncements in Israel

          In July 2005, the Israel Accounting Standards Board, or IASB, published Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation,” Standard No. 22. Standard No. 22 provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure requirements. Standard No. 22 also provides guidelines for classifying financial instruments as financial liabilities or shareholders’ equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. Standard No. 22 applies to financial statements for periods beginning on January 1, 2006 or thereafter. Standard No. 22 provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date Standard No. 22 comes into effect will not be restated. We do not believe that the adoption of Standard No. 22 will have a material impact on our financial statements, other than with respect to the classification of our convertible debentures net of the issuance costs into a liability component or an equity component.

          In September 2005, the IASB published Accounting Standard No. 24, “Share- Based Payments,” or Standard No. 24. Standard No. 24 requires all share-based payments, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, to be recognized as an expense. In accordance with Standard No. 24, share-based payment transactions in which goods or services are received will be recognized at their fair value. Standard No. 24 applies to financial statements for periods beginning as from January 1, 2006 and early implementation is encouraged. The instructions of Standard No. 24 should be applied to each share-based payment transaction executed after March 15, 2005 that has not yet vested as of the effective date of Standard No. 24. Furthermore, it is required that comparative data relating to periods after March 15, 2005 be restated. Since all of the options granted under our recently adopted 2005 Stock Option Plan were fully vested upon grant, we do not believe that the adoption of Standard No. 24 will have a material impact on our financial statements at this time. The impact of the adoption of Standard No. 24 on our remaining option plans with unvested awards is not expected to be material. However, Standard No. 24 may have a material impact on our future results of operations if we adopt any additional stock option plans in the future, which impact cannot be predicted at this time.

          In February 2006, the IASB published Accounting Standard No. 21, “Earnings per Share,” or Standard No. 21. Standard No. 21 provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share is calculated by dividing the earnings or loss attributable to the ordinary shareholders of the reporting entity (the numerator) with the weighted average number of ordinary shares outstanding (the denominator) during the period. In order to calculate the diluted earnings per share, the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares are adjusted in respect of the effects of all the dilutive potential ordinary shares. Standard No. 21 applies to financial statements for periods beginning on January 1, 2006 or thereafter. The instructions of Standard No. 21 regarding earnings per share are to be implemented retroactively on comparative data for prior periods. The implementation of Standard No. 21 will result in a basic earnings (loss) per share of NIS 0.94 and NIS (1.07) for the years ended December 31, 2005 and 2004, respectively, and a diluted earnings (loss) per share of NIS 0.75 and NIS (1.07) for the years December 31, 2005 and 2004, respectively.

          In February 2006, the IASB published Accounting Standard No. 25, “Revenues,” or Standard No. 25. Standard No. 25 provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) of revenues derived from the selling of goods, the rendering of services, and the use of the entity’s assets by others, which generate interest, royalties and dividends. Standard No. 25 provides that an entity is to measure its revenues according to the fair value of the proceeds received and/or the proceeds the entity is entitled to receive. Standard No. 25 applies to financial statements for periods beginning on January 1, 2006 or thereafter. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, will implement the requirements of Standard No. 25 retroactively with respect to its revenues for all the periods reported as comparative figures in the financial statements for periods beginning from the date Standard No. 25 came into effect. Assets and liabilities that are included in the financial statements as at December 31, 2005 at amounts different from those that would have been reported if the instructions of Standard No. 25 had been implemented must be adjusted as at January 1, 2006 to the amounts that would have been reported in accordance with Standard No. 25. The impact of adjusting the amounts of assets and liabilities as at January 1, 2006 as aforementioned, is required to be recognized as a cumulative effect of change in accounting principle. Other than as mentioned above, the comparative figures in the financial statements for periods beginning from the date Standard No. 25 came into effect will be presented as in the past. We do not believe that the adoption of Standard No. 25 will have a material impact on our financial statements.

          In March 2006, the IASB published an amendment to Accounting Standard No. 20, “The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee Company,” or Standard No. 20(R). Standard No. 20(R) replaces Accounting Standard No. 20, “Goodwill Amortization Period”. In accordance with Standard No. 20(R), goodwill and intangible assets with an indefinite useful life, which were identified at the time of purchasing an investee company, will not be amortized. Instead, an examination of impairment in value should be performed once a year or more frequently if events or changes in circumstances indicate that there may have been an impairment in the value of goodwill or of an intangible asset with an indefinite useful life. Standard No. 20(R) applies to financial statements for periods beginning on January 1, 2006 or thereafter. The transition date for discontinuing the amortization of goodwill is January 1, 2006. Accordingly, an entity is to discontinue amortizing goodwill included in the financial statements, including goodwill included in the balance of an investment in an investee company that is not a subsidiary, as at January 1, 2006. On the transition date, the entity will also test for the impairment in the value of goodwill in accordance with Accounting Standard No. 15. The financial statements for periods in which Standard No. 20(R) was not implemented will not be restated. The amortization of the goodwill amounted to NIS 593, NIS 593 and NIS 584 for the years ended December 31, 2005, 2004 and 2003, respectively.

          In February 2006, the IASB published Clarification No. 8, “Reporting Revenues on a Gross or Net Basis,” or Clarification No. 8. Clarification No. 8 provides that an entity acting as an agent or intermediary without bearing the risks and enjoying the rewards arising from the transaction will present its revenues on a net basis. On the other hand, an entity acting as a principal supplier that bears the risks and enjoys the rewards arising from the transaction will present its revenues on a gross basis. Clarification No. 8 provides a list of indications that have to be examined in order to determine whether the revenues should be reported on a gross or net basis. Clarification No. 8 applies to financial statements for periods beginning on or after January 1, 2006. The entity is required to retroactively implement the instructions of Clarification No. 8 with respect to its revenues for all the periods reported as comparative data, which were not treated as prescribed in Clarification No. 8. We do not believe that the adoption of Clarification No. 8 will have a material impact on our results of operations and financial position.

Recent Accounting Pronouncements in the United States

          On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS 123 (revised 2004), “Share-Based Payment”, or SFAS 123(R), which is a revision of SFAS 123, “Accounting for Stock Based Compensation”, or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, while SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values, SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values on the date of grant. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123(R) became effective for us commencing January 1, 2006. SFAS 123(R) does not have an impact on our recently adopted 2005 Stock Option Plan because all options granted under such plan were fully vested upon their award. The impact of the adoption of SFAS 123(R) on our remaining option plans with unvested awards is not expected to be material. The impact of the adoption of SFAS 123(R) on our future results of operations cannot be predicted at this time, as it depends on levels of share-based payments for future grant.

          In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” or SFAS 154, which supersedes APB Opinion No. 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 also carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The correction of an error in previously issued financial statements is not a change in accounting principle. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retroactively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We cannot predict at this time whether the adoption of SFAS 154 will have a material impact on our financial condition or results of operations.

          In November 2004, the FASB issued SFAS 151, “Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4,” or SFAS 151. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory cost incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 has not had a material impact on our financial condition or results of operations.

Differences between Israeli Accounting Standards and U.S. Accounting Standards

          Our consolidated financial statements appearing in this annual report are prepared in NIS in accordance Israeli GAAP, which vary in certain significant respects from U.S. GAAP, as described in Note 28 to the consolidated financial statements. The differences between Israeli GAAP and U.S. GAAP that have a material effect on net loss and total shareholders’ equity are also described in Note 28 to the consolidated financial statements.

          The following table sets forth a comparison of our net income (loss) and total shareholders’ equity in accordance with Israeli GAAP and U.S. GAAP as of the dates and for the periods indicated:

	As of and for the years ended December 31,

	2003	2004	2005

	(NIS in thousands)

Net income (loss) in accordance with:
Israeli GAAP	(12,987)	(5,855)	5,260
U.S. GAAP	(12,403)	(5,376)	5,913

Total shareholders’ equity in accordance with:
Israeli GAAP	19,397	14,991	21,713
U.S. GAAP	20,273	16,475	23,720

Results of Operations

          The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,

	2003	2004	2005

Revenues	100.0%	100.0%	100.0%
Cost of revenues	(94.8)	(88.0)	(80.1)

Gross profit	5.2	12.0	19.9
Research and development expenses, net	*	--	0.4
Selling, general and administrative expenses	(13.8)	(14.6)	(13.8)
Amortization of goodwill	(0.5)	(0.5)	(0.4)

	Year Ended December 31,

	2003	2004	2005

Operating income (loss)	(9.1)	(3.1)	5.3
Financial expenses, net	(2.8)	(2.3)	(1.8)
Other income (expenses), net	*	*	*

Income (loss) before tax benefit (expenses) and minority interest	(11.9)	(5.4)	3.4
Tax benefit (expenses)	(0.2)	0.6	--

Income (loss) after tax benefit (expenses) before minority interest	(12.1)	(4.8)	3.5
Minority interest	0.1	0.1	0.1

Net income (loss)	(12.0)	(4.7)	3.6

* Less than 0.1%

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

          Revenues. Revenues increased by 15.5% to NIS 144.4 million ($31.4 million) in the year ended December 31, 2005 from NIS 125 million in the year ended December 31, 2004. The increase in revenues in 2005 is primarily attributable to the increase in sales of our flex-rigid boards, which have a higher price per PCB than our rigid PCBs, and the increased number of our PCBs sold in 2005. We believe that our revenues will increase slightly in 2006 due to continued marketing efforts in Europe and the United States and the expansion of our manufacturing capacity.

          Cost of Revenues. Cost of revenues increased by 5.2 % to NIS 115.7 million ($25.1 million) in the year ended December 31, 2005 from NIS 110.0 million in the year ended December 31, 2004. The cost of revenues increased in 2005 due to an increase in the volume of sales. Cost of revenues as a percentage of revenues decreased to 80.1% in the year ended December 31, 2005 from 88% in the year ended December 31, 2004. The decrease in cost of revenues in 2005 as a percentage of revenues is primarily attributable to the increase in sales volume while costs increased at a lower pace due to fixed costs being absorbed over a greater volume of sales. We believe that our cost of revenues as a percentage of revenues will decrease slightly in 2006 due to an expected increase in our sales volume while we expect that our costs will increase at a lower rate due to fixed costs being absorbed over a greater volume of sales. However, the continued increase in energy and commodity prices may result in our costs increasing at a higher level than anticipated.

          Gross Profit. Gross profit increased by 91.3 % to NIS 28.7 million ($6.2 million) in the year ended December 31, 2005 from NIS 15.0 million in the year ended December 31, 2004. The increase in gross profit as a percentage of revenues in 2005 is primarily attributable to the increase in sales of flex-rigid boards, which yield higher gross margins. We believe that our gross profit as a percentage of revenues will increase slightly in 2006 due to an expected increase in revenues, with continued focus on flex-rigid boards.

          Research and Development Expenses, Net. We generally do not engage in significant research and developments efforts. In 2005, we incurred NIS 1,115,000 ($242,000) in research and development expenses in connection with our membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS. Of such total expenses, NIS 469,000 ($102,000) were reimbursed to us by the OCS in accordance with the terms of the OptiPac consortium. We did not record research and development income or expense in 2004.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 8.7 % to NIS 19.9 million ($4.3 million) in the year ended December 31, 2005 from NIS 18.3 million in the year ended December 31, 2004. The increase in selling, general and administrative expenses in 2005 is primarily attributable to the associated growth in payroll and employee benefits expenses, commissions to sales representatives, travel expenses of marketing personnel and costs of professional services resulting from our increased revenues.

          Amortization of Goodwill. Amortization of goodwill was NIS 593,000 ($129,000) in the year ended December 31, 2005 and NIS 593,000 in the year ended December 31, 2004. Goodwill represents the goodwill that arose from our acquisition of Kubatronik.

          Operating income (loss). As a result of the foregoing, our operating income was NIS 7.6 million ($1.7 million) in the year ended December 31, 2005 compared to an operating loss of NIS 3.9 million in the year ended December 31, 2004.

          Financial Expenses, Net. Financial expenses, net were NIS 2.7 million ($577,000) in the year ended December 31, 2005 and NIS 2.9 million in the year ended December 31, 2004. These financial expenses were primarily attributable to short-term credit and bank charges, expenses on long-term loans and exchange rate expenses net. The decrease in financial expenses in 2005 is attributable to the discharge of long-term debt and differences in foreign currency exchange rates.

          Other Income (Expenses), Net. We had other income, net of NIS 103,000 ($22,000) in the year ended December 31, 2005 as compared to other income, net of NIS 52,000 in the year ended December 31, 2004. Other income, net in the years ended December 31, 2004 and 2005 was attributable to the gain we recorded on the disposal of fixed assets, which in 2004 was partially offset by certain legal expenses that were not in the ordinary course of business.

          Tax Benefit (Expenses). We did not record a tax expense in the year ended December 31, 2005, as we utilized our tax loss carryforward to offset such amount. We recorded a tax benefit of NIS 713,000 in the year ended December 31, 2004 from a deferred tax asset due to carryforward losses of Kubatronik.

          Minority Interest. Minority share in subsidiary’s net results reflects the minority’s interest of NIS 218,000 ($47,000) in Kubatronik’s net loss in the year ended December 31, 2005, as compared to the minority’s interest of NIS 182,000 in its net loss in the year ended December 31, 2004.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

          Revenues. Revenues increased by 15.4% to NIS 125 million in the year ended December 31, 2004 from NIS 108.3 million in the year ended December 31, 2003. The increase in revenues in 2004 primarily reflects the growth of our sales in Europe, which increase was partially offset by a decrease in our sales to local customers.

          Cost of Revenues. Cost of revenues increased by 7.2% to NIS 110.0 million in the year ended December 31, 2004 from NIS 102.6 million in the year ended December 31, 2003. The cost of revenues increased in 2004 due to an increase in the volume of sales. Cost of revenues as a percentage of revenues decreased to 88% in the year ended December 31, 2004 from 94.8% in the year ended December 31, 2003. The decrease in cost of revenues as a percentage of revenues in 2004 primarily reflects the implementation of our strategic plan to concentrate our efforts in the high-end PCB market that provides higher margins and our cost-cutting measures.

          Gross Profit. Gross profit increased by 265% to NIS 15.0 million in the year ended December 31, 2004 from NIS 5.7 million in the year ended December 31, 2003. The increase in gross profit as a percentage of revenues in 2004 primarily reflects increased margins as a result of the concentration of our efforts in the high-end PCB market, mainly flex-rigid PCBs.

          Research and Development Income, Net. We generally do not engage in significant research and developments efforts. During the years 1999 to 2001, we were a member of a consortium of companies operating in the electronic equipment industry that engaged in research and development under the supervision of the OCS. The consortium ended its activities as of July 31, 2001, and in 2003, after the consortium was discontinued, a surplus amount of money was distributed among its members and we received NIS 18,000, which was recorded as income in 2003. We did not record research and development income or expense in 2004.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 21.8% to NIS 18.3 million in the year ended December 31, 2004 from NIS 15.0 million in the year ended December 31, 2003. The increase in selling, general and administrative expenses in 2004 primarily reflects growth in payroll and related benefits expenses and costs of professional services.

          Amortization of Goodwill. Amortization of goodwill was NIS 593,000 in the year ended December 31, 2004 and NIS 584,000 in the year ended December 31, 2003. Goodwill represents the goodwill that arose from our acquisition of Kubatronik.

          Operating loss. As a result of the foregoing, we had an operating loss of NIS 3.9 million in the year ended December 31, 2004 compared to an operating loss of NIS 9.9 million in year ended December 31, 2003.

          Financial Expenses, Net. Financial expenses, net were NIS 2.9 million in the year ended December 31, 2004 and NIS 3.0 million in the year ended December 31, 2003. Financial expenses, net in such years were primarily attributable to short-term credit and bank charges, expenses on long-term loans and exchange rate expenses, net.

          Other Income (Expenses), Net. We had other income, net of NIS 52,000 in the year ended December 31, 2004 as compared to other expenses, net of NIS 20,000 in the year ended December 31, 2003. Other income, net in the year ended December 31, 2004 was attributable to a gain on the disposal of fixed assets, which was partially offset by certain legal expenses. Other expenses, net in the year ended December 31, 2003 were attributable to a provision that we recorded with respect to the indemnification of a customer for a defective PCB and customs charges, which amount was partially offset by the gain on the disposal of fixed assets.

          Tax Benefit (Expenses). We recorded a tax benefit of NIS 713,000 in the year ended December 31, 2004 from a deferred tax asset due to carryforward losses of Kubatronik that we expect to realize in the foreseeable future. In the year ended December 31, 2003, Kubatronik recorded taxes on income of NIS 194,000.

          Minority Interest. Minority share in subsidiary’s net results reflects the minority’s interest of NIS 182,000 in Kubatronik’s net loss in the year ended December 31, 2004 as compared to the minority’s interest of NIS 118,000 in its net loss in the year ended December 31, 2003.

Quarterly Results of Operations

          The following table sets forth certain unaudited quarterly financial information in accordance with Israeli GAAP expressed in NIS as a percentage of revenues for each of the eight fiscal quarters ended December 31, 2005. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and includes all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

	Quarter Ended (Unaudited)

	2004				2005

	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31

	(NIS in thousands)

Israeli GAAP:
Revenues	30,314	27,102	32,569	35,017	34,395	33,842	36,622	39,570
Cost of revenues	(26,845)	(26,135)	(28,780)	(28,238)	(28,083)	(27,746)	(28,921)	(30,983)

Gross profit	3,469	967	3,789	6,779	6,312	6,096	7,701	8,587
Research and development income, net	-	-	-	-	(191)	(160)	(134)	(161)
Selling, general and administrative expenses	(4,629)	(4,547)	(4,043)	(5,046)	(4,519)	(4,686)	(5,212)	(5,445)
Amortization of goodwill	(147)	(147)	(147)	(152)	(152)	(148)	(147)	(146)

Operating income (loss)	(1,307)	(3,727)	(401)	1,581	1,450	1,102	2,208	2,835
Financial income (expenses), net	(1,152)	(664)	(674)	(458)	(614)	(766)	(648)	(628)
Other income (expenses), net	(17)	(12)	68	13	(11)	(13)	58	69

Income (loss) before tax benefit (expenses) and minority interest	(2,476)	(4,403)	(1,007)	1,136	825	323	1,618	2,276
Tax benefit (expenses)	(55)	55	-	713	-	-	-	-

Income (loss) after tax benefit (expenses) before minority interest	(2,531)	(4,348)	(1,007)	1,849	825	323	1,618	2,276
Minority Interest	(31)	69	74	70	14	138	42	24

Net income (loss)	(2,562)	(4,279)	(933)	1,919	839	461	1,660	2,300

	Quarter Ended (Unaudited )

	2004				2005

	(As a percentage of total revenues)

	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31

Israeli GAAP:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	(88.6)	(96.4)	(88.4)	(80.6)	(81.7)	(82.0)	(79.0)	(78.3)

Gross profit	11.4	3.6	11.6	19.4	18.3	18.0	21.0	21.7
Research and development income, net	-	-	-	-	(0.6)	(0.5)	(0.4)	(0.4)
Selling, general and administrative expenses	(15.2)	(16.8)	(12.4)	(14.4)	(13.1)	(13.8)	(14.2)	(13.7)
Amortization of goodwill	(0.5)	(0.5)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)
Operating income (loss)	(4.3)	(13.7)	(1.2)	4.6	4.2	3.3	6.0	7.2
Financial income (expenses), net	(3.8)	(2.5)	(2.1)	(1.3)	(1.8)	(2.3)	(1.8)	(1.6)
Other income (expenses), net	(0.1)	*	0.2	*	*	*	0.2	0.2

Income (loss) before tax benefit (expenses) and minority interest	(8.2)	(16.2)	(3.1)	3.3	2.4	1.0	4.4	5.8
Tax benefit (expenses)	(0.2)	0.2	-	2.0	-	-	-	-

Income (loss) after tax benefit (expenses)	(8.4)	(16.0)	(3.1)	5.3	2.4	1.0	4.4	5.8
Minority Interest	(0.1)	0.2	0.2	0.2	*	0.4	0.1	*

Net income (loss)	(8.5)	(15.8)	(2.9)	5.5	2.4	1.4	4.5	5.8

*Less than 0.1%

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

Political Conditions

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian Authority and on March 28, 2006 and as a result the diplomatic relations between Israel and the Palestinian Authority have worsened. The implications of these developments cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

          Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

          In addition, many of our directors, executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and are may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. To date, no executive officer or key employee has been recruited for military service for any significant period of time. However, our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Economic Conditions

          In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Although economic activity in Israel has improved recently, our operations could be adversely affected if the economic conditions in Israel begin to deteriorate again.

Trade Relations

          Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

          Israel and the European Union Community, known now as the “European Union,” concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

          Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2005 was 34%, which was reduced to 31% in 2006, and will be further reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

          However, certain of our production facilities have been granted the status of an “approved enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended. Subject to certain time limitations, income derived from such approved enterprise will be subject to corporate tax of up to 25%. For additional information see Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” and Note 24 to our financial statements.

          As of December 31, 2005, we had approximately NIS 65 million ($14.1 million) in tax loss carry-forwards, which can be offset against future income without time limitation. However, of such amount, NIS 11.0 million ($2.6 million) relate to tax years for which we have not as yet received final tax assessments. We can not be reasonably assured as to our ability to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and our loss carry-forwards in the foreseeable future. Therefore we have not recorded a deferred tax asset in respect of these differences and loss carry-forwards.

Impact of Currency Fluctuations and of Inflation

          For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has substantially diminished. Because governmental policies in Israel linked exchange rates to a weighted basket of foreign currencies of Israel’s major trading partners, the exchange rate between the NIS and the dollar remained relatively stable during reported periods.

          The following table sets forth, for the periods indicated, (i) devaluation of the NIS against the most important currencies for our business, the U.S. dollar and the Euro, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,

	2001	2002	2003	2004	2005

U.S. dollar	9.3%	7.3%	(7.6)%	(1.6)%	6.9%
Euro	3.8%	27.2%	11.3%	6.2%	(7.3)%
Israeli consumer price index	1.4%	6.5%	(1.9)%	1.2%	2.4%

          Since most of our sales are quoted in U.S. dollars or Euro and most of our expenses are incurred in NIS, our results could be adversely affected by a change in the rate of inflation in Israel when such change is not offset (or is offset on a lagging basis) by a corresponding devaluation of the NIS against the U.S. dollar and the Euro. We have engaged external consultants to assist us to manage our foreign exchange risk. From time to time in the past we have engaged in hedging transactions in order to partially protect ourselves from currency fluctuation and inflation risks and may use hedging instruments from time to time in the future.

B.	LIQUIDITY AND CAPITAL RESOURCES

          Historically, we have financed our operations through cash generated by operations, shareholder loans, funds generated by our initial public offering in 1997 (approximately $5.8 million), long-term and short-term bank loans and borrowings under available credit facilities, and a convertible note issued to our major shareholder.

          Our principal commitments consist of obligations outstanding under bank loans and credit facilities, suppliers’ credit, and operating leases.

          We spent approximately NIS 12.6 million ($2.7 million) for capital expenditures in the year ended December 31, 2005 and approximately NIS 1.5 million in the year ended December 31, 2004. In the years ended December 31, 2005 and 2004, our capital expenditures mainly related to our investments in production and manufacturing equipment, and leasehold improvements. We expect to invest approximately NIS 14 million ($3 million) in capital expenditures and capital leases in 2006.

          In June 2002, we acquired 76% of Kubatronik for approximately Euro 2.6 million. The remaining 24% of Kubatronik is held by Mr. Alois Kubat. Pursuant to the agreement under which we acquired our interest in Kubatronik (as amended), following the termination of Mr. Kubat’s employment with Kubatronik and prior to December 31, 2007, Mr. Kubat will have the right to require us to purchase, and we will have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik. The price for Mr. Kubat’s remaining holdings in Kubatronik will not be less than Euro 552,000 ($653,000) and will not exceed Euro 920,000 ($1.1 million), subject to certain price adjustments set forth in the agreement (including, among other things, an accrual of annual interest at the rate of LIBOR + 1% from May 2005). Mr. Kubat retired in October 2003. Under Israeli GAAP, our right to purchase the remaining 24% of Kubatronik has no accounting consequences. Under U.S. GAAP, such an arrangement gives rise to a derivative instrument which should be marked to market every reporting period, in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (see Note 28 of our financial statements, “Effect of Significant Differences Between Generally Accepted Principles in Israel and the United States”).

          Net cash provided by operating activities was NIS 14.3 million ($3.1 million) for the year ended December 31, 2005. This amount was primarily attributable to net income of NIS 5.3 million ($1.1 million), fixed asset depreciation of NIS 10.9 million ($2.4 million), an increase in trade payables of NIS 0.9 million ($196,000), a decrease in trade receivables of NIS 1.0 million ($209,000) and amortization of goodwill of NIS 0.6 million ($129,000). This amount was partially offset by an increase in inventories of NIS 2.5 million ($553,000), an increase in other receivables and prepaid expenses of NIS 1.5 million ($317,000) and a decrease in employee severance benefits, net of NIS 0.8 million ($167,000). Net cash provided by operating activities was NIS 7.9 million for the year ended December 31, 2004. This amount was primarily attributable to fixed assets depreciation of NIS 13.4 million, an increase in other liabilities and accrued expenses of NIS 2.5 million, a decrease in other receivables and prepaid expenses of NIS 1.3 million, an increase in trade payables of NIS 1.2 million and amortization of goodwill of NIS 593,000. This amount was partially offset by our net loss of NIS 5.9 million, an increase in trade receivables of NIS 4.0 million, our recording of a deferred tax asset of NIS 753,000 and an increase in inventories of NIS 379,000.

          Net cash used in investing activities was NIS 12.5 million ($2.7 million) in the year ended December 31, 2005 and NIS 1.3 million in the year ended December 31, 2004. Net cash used in investing activities in the year ended December 31, 2005 and 2004 was primarily for the purchase of fixed assets for our production lines.

          Net cash provided by financing activities was NIS 1.3 million ($289,000) in the year ended December 31, 2005, which was primarily attributable to new loans of NIS 8.3 million ($1.8 million) from our banks and cash from the exercise of employee stock options of NIS 2.1 million ($461,000), which was partly offset by a decrease NIS 9.1 million ($2.0 million) in long-term and short-term credit from our banks. Net cash used in financing activities was NIS 6.9 million in the year ended December 31, 2004, which was primarily attributable to a net decrease of NIS 6.9 million in long-term and short-term credit from our banks.

          As of December 31, 2005, we had NIS 7.3 million ($1.6 million) in cash and cash equivalents as compared to NIS 4.3 million in cash and cash equivalents at December 31, 2004 and a working capital deficit of NIS 4.4 million ($1.0 million), as compared to a working capital deficit of NIS 10.8 million at December 31, 2004.

          As of December 31, 2005, the following revolving lines of credit (all of which will be available to us until at least March 31, 2006, subject to certain conditions, unless otherwise indicated) and long-term loans were outstanding.

—

a revolving line of credit of approximately NIS 4.6 million ($1.0 million) with Bank Hapoalim B.M. Of such amount, NIS 506,000 ($110,000) is linked to the U.S. dollar and NIS 4.1 million ($890,000) is not linked.

—

long-term loans from Bank Hapoalim B.M. aggregating NIS 4.1 million ($0.9 million). Of such amount, NIS 1.6 million ($349,000) is linked to the Israeli consumer price index, NIS 792,000 ($172,000) is linked to the U.S. dollar and NIS 1.7 million ($362,000) is not linked.

—

a revolving line of credit of approximately NIS 3.6 million ($782,000) with Israel Discount Bank Ltd. Of such amount NIS 599,000 ($130,000) is linked to the U.S. dollar and NIS 3.0 million ($652,000) is not linked.

—

long-term loans from Israel Discount Bank Ltd. in the aggregate amount of NIS 6.6 million ($1.4 million). Of such amount, NIS 578,000 ($126,000) is linked to the Israeli consumer price index, NIS 2.8 million ($609,000) is linked to the U.S. dollar and NIS 3.2 million ($695,000) is not linked.

—	a revolving line of credit of approximately NIS 3.7 million ($796,000) with Bank Leumi LeIsrael Ltd.

—

long-term loans from Bank Leumi LeIsrael Ltd. in the aggregate amount of NIS 681,000 ($148,000). Of such amount, NIS 432,000 ($94,000) is linked to the Israeli consumer price index and NIS 249,000 ($54,000) is linked to the U.S. dollar.

          Our credit lines bear annual interest ranging from 6.95% to 7.5% for non-linked credit and 6.27% to 6.39% for credit which was linked to the dollar. Our long-term loans bear annual interest ranging from 5.89% to 6.54% for long-term loans which were linked to the Israeli consumer price index, 5.3% to 7.05% for long-term loans which were linked to the dollar and 5% to 7.95% for non-linked long-term loans.

          The borrowings from our banks are secured by specific liens on certain assets, by a first priority floating charge on the rest of our assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreements with our banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent. Financial covenants in respect of our credit facilities and long-term loans require us to maintain the higher of shareholders’ equity of NIS 20.0 million or 20% of the our total assets. For these purposes, shareholders’ equity includes the outstanding convertible note and excludes prepaid expenses. As of December 31, 2005, we were in compliance with such covenants. We cannot assure you that we will be able to maintain compliance with such covenants in the future.

          In 2003, we negotiated a financing plan with our banks and controlling shareholder, pursuant to which the banks agreed to extend the payment of our outstanding debt, and our major shareholder contributed $500,000 to our company in consideration of a convertible note. In July 2003, as part of this financing plan, we signed a factoring agreement with U Bank Ltd. (formerly Investec Bank (Israel) Ltd.), or U Bank, for a $1.0 million factoring facility, in consideration for the assignment to U Bank of an equal amount of our accounts receivable. The use of this factoring facility is subject to the consent of our banks, which have provided their consent until March 31, 2007. Also see Item 7.B., “Major Shareholders and Related Party Transactions - Related Party Transactions.”

          We expect to finance our 2006 budget from operational cash flow, revolving bank credit lines and long-term bank loans, and supplier financing. We believe that the availability of our revolving lines of credit, long-term bank loans and cash flow from operations will provide us with sufficient working capital to fund our operational and capital requirements through December 31, 2006.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

          We generally do not engage in significant research and development.

          In 2005, we were granted membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist. OptiPac was created specifically to develop generic optical packaging technologies for the microelectronics sector, technologies that are critically important to the communications industry. Under the terms of the consortium, each member of the consortium will be provided with an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The Office of the Chief Scientist reimburses 66% of such approved research and development expenses. These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the Office of the Chief Scientist We are not required to pay the Office of the Chief Scientist royalties with respect to this grant. In 2005, we incurred NIS 1,115,000 ($242,000) in research and development expenses in connection with our membership in OptiPac, of which NIS 469,000 ($102,000) were reimbursed to us by the OCS in accordance with the terms of the OptiPac consortium.

D.	TREND INFORMATION

          Since the third quarter of 2004, we have experienced growth in our revenues, primarily as a result of the implementation of our new strategy to focus our marketing efforts in the high end of the PCB market, mainly in the flex-rigid PCB market. In addition, we are developing new business relationships with customers from abroad.

          Our backlog at December 31, 2005 was approximately $4.9 million compared to a backlog of approximately $5.2 million at December 31, 2004. We include in our backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 45 days. For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period. Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.	OFF-BALANCE SHEET ARRANGEMENTS

          We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our minimum contractual obligations as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period NIS (in thousands)

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Short-term bank credit	11,322	11,322	–	–	–
Long-term debt obligations	11,385	6,239	5,146	–	–
Long-term debt related to fixed assets financing transactions	3,528	1,067	2,461	–	–
Operating lease and other contractual obligations	26,000	6,654	9,869	6,725	2,752
Purchase obligations	3,744	3,744	–	–	–
Other long-term liabilities reflected on the company’s balance sheet under Israeli GAAP	274	–	–	–	274
Total	56,253	29,026	17,476	6,725	3,026

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Nissim Gilam(1)(2)	68	Chairman of the Board of Directors
Arieh Reichart	52	President and Chief Executive Officer
Amnon Shemer	47	Vice President, Finance and Chief Financial Officer
Dan Eshed	55	Senior Vice President, Subsidiaries
Eli Dvora	50	Vice President, Operations
Moshe Leibovich	49	Vice President, Marketing and Sales
Roberto Tulman	47	Vice President, Technologies and Chief Technology Officer
Shlomo Danino	43	Vice President, Engineering and Quality Assurance
Vardit Dekel	42	Vice President, Human Resources
Ernst Winkler	55	General Manager of Kubatronik
David Banitt(1)(3)(4)	54	Independent Director
Jack Bigio	40	Director

Name	Age	Position

Revital Degani(1)(3)	50	Outside Director
Joseph Maiman	60	Director
Eliyaho Tov(1)(2)(3)(4)	63	Outside Director
Joseph Yerushalmi	67	Director

(1) Member of the Executive Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

(4) Member of the Stock Option Committee

          Mr. Joseph Yerushalmi, a Class I director, will serve as a director until our 2006 general annual meeting of shareholders. Messrs. David Banitt and Jack Bigio, Class II directors, will serve as directors until our 2007 annual general meeting of shareholders. Messrs. Joseph A. Maiman and Nissim Gilam, Class III directors, will serve as directors until our 2008 general annual meeting of shareholders. Ms. Revital Degani and Mr. Eliyaho Tov will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2006 annual general meeting of shareholders, following which the service of Ms. Degani as an outside director may not be extended and service of Mr. Tov as an outside director may be renewed for one additional three-year term.

          Nissim Gilam has served as chairman of our board of directors since December 1, 1998, he has served as a director since January 1996 and previously held office as a director and our chief executive officer during the period January 1990 through March 1991. Since April 2002, Mr. Gilam is self-employed. Mr. Gilam is also a member of the board of directors of Israel Steel Corporation, Eliyaho Insurance Company and Solomon Capital Markets. From September 1993 until March 2002, Mr. Gilam served as managing director of Ney Agencies Ltd., an Israeli company engaged as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, Mr. Gilam served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

          Arieh Reichart joined us in September 1984 as our chief financial officer and assumed the position of president and chief executive officer in May 1991. Mr. Reichart holds a B.A. degree in Economics and an M.B.A. from Bar-Ilan University.

          Amnon Shemer joined us in February 2004 as vice president-finance and chief financial officer. From January 2003 until November 2003, Mr. Shemer was managing director of Mea Control Transfer Ltd., a company that provides investment banking services. From June 1995 until August 2002, Mr. Shemer was vice president of finance for Mentergy Ltd., a publicly-traded company that provides e-learning solutions and satellite communications services. Mr. Shemer holds a B.A. in Economics and Business Administration and an M.A. degree in Economics, both from Bar-Ilan University.

          Dan Eshed joined us in April 1987 as a production manager. During his employment with our company, Mr. Eshed has served as operation manager, senior vice president – technology and infrastructure and was appointed senior vice president – subsidiaries in February 2005. Mr. Eshed holds a B.Sc. degree in Management and Industrial Engineering from Ben Gurion University.

          Eli Dvora joined us in 1993 after our merger with TPC Ltd. and served as our comptroller until August 1997. From September 1997 until February 1998, Mr. Dvora was self-employed. In March 1998, Mr. Dvora rejoined our company and in August 1999, was appointed as our vice president - operations. Mr. Dvora holds a B.A. degree in Economics and an M.B.A. degree, both from Bar Ilan University.

          Moshe Leibovich joined us in November 2003 as vice president marketing and sales. From February 1996 until November 2003, Mr. Leibovich served as marketing and sales manager of Ophir Optronics Ltd., an Israeli company engaged in infra red optical components and subassemblies. Prior to joining Ophir Optronics Ltd. and from January 1994, Mr. Leibovich served as technical marketing and sales manager of A.I. Gil Import Ltd., an Israeli company engaged as the representative of Eveready Battery Company, Inc. in Israel.

          Roberto Tulman joined us in August 2005 as vice president, technologies and chief technology officer. During the 22 years prior to joining our company, Mr. Tulman served in the electronic research department of the Israel Defense Forces, where he held various research and development and management positions, and managed the printed circuits division during his last eight years of service. Mr. Tulman holds a B.SC (Cum Laude) in Chemistry, an M.Sc degree in Chemistry (Electrochemistry) and an MBA degree, all from Tel-Aviv University.

          Shlomo Danino joined us in August 1985. During his employment with our company, Mr. Danino has served as product engineering manager, and was appointed as vice president, engineering and quality assurance in February 1999. Mr. Danino holds a B.Sc. degree in mechanics from Ort Technology College in Israel and a B.Sc. degree in general business from Champlain College, in Burlington, Vermont.

          Vardit Dekel joined us in August 2005 as vice president, human resources. From May 2001 until July 2005, Ms. Dekel served as Human Resources manager of Chefa Ltd., an Israeli group engaged in food services for airlines, business & industry companies. During the 12 years prior to joining Chefa Ltd., Ms. Dekel served at Israel Elwyn’s Residential Center for people with special needs, where she served in several management positions, including human resources and training manager and as its manager. Ms. Dekel holds a B.A degree in special education and a MA degree in organizational sociology and organizational counseling, both from The Hebrew University of Jerusalem.

          Ernst Winkler joined us in July 2003 as general manager of our subsidiary Kubatronik. Prior thereto and from July 1997, Mr. Winkler served as director of sales world-wide of Ruwel circuit board manufacturers. From August 1977 until July 1997, Mr. Winkler served as a development technician for special rigid products, flex-rigid, flex boards and complex rigid multilayer boards at Schoeller Electronics.

          David Banitt, an independent director, has served as a director since March 1997. Since January 2006, Mr. Bannit has served as chief executive officer of YDesign Ltd., a company involved in the development of consumer products. Mr. Bannit is a member of the board of directors of Nano-OR Technology Ltd. and Tidex Systems Ltd. From July 2005 until January 2006, Mr. Banitt was self-employed, providing consulting services in marketing, primarily in the PCB market. From August 2001 until July 2005, Mr. Banitt served as chief executive officer of Nano-OR Ltd., an Israeli start-up company engaged in the development of electro-optics systems. Prior to joining Nano-OR Technology Ltd. and from January 2001, Mr. Banitt was self-employed. From September 1997 until January 2001, Mr. Banitt served as President of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems for the printed circuit boards industry. From 1993 until 1997, Mr. Banitt served as general manager of Nitzanim Initiative Center. From 1992 until 1985, Mr. Banitt served as Vice President of Marketing of Optrotech Ltd., an Israeli company that provides optical inspection systems to the PCB industry. Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.

          Jack Bigio has served as a director since May 2000. Since May 2002, Mr. Bigio has served as the president and chief executive officer of Ampal American Israel Corporation. Mr. Bigio serves as a member of the board of directors of several companies within the Ampal group. From July 1995 until April 2002, Mr. Bigio served as vice president-operations and finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture. Prior thereto, Mr. Bigio served as an economist and executive assistant to the president of Merhav M.N.F. Ltd. for five years. Mr. Bigio holds a B.A. degree in Economics and Business Administration and an M.B.A. degree, both from The Hebrew University of Jerusalem.

          Revital Degani has served as an outside director since December 2000. Since January 2003, Ms. Degani has served as the chief executive officer of Bakara Handasit Ltd., an Israeli company engaged in engineering control and building inspection and surveying, and serves as a member of its board of directors. Ms. Degani was an attorney for 19 years. From January 2000 until December 2002, Ms. Degani was self-employed. From April 1995 until December 1999, Ms. Degani was in-house counsel of Reved Ltd., an Israeli company whose shares trade on the Tel Aviv Stock Exchange, that is engaged in engineering and construction of residential and commercial buildings. Ms. Degani received her qualification as a lawyer and has been a member of the Israel Bar since 1981. Ms. Degani holds a B.A. degree in Law from Tel Aviv University.

          Joseph Maiman has served as a director since July 1988. Mr. Maiman has served as president of Merhav M.N.F. Ltd. since August 1972. Mr. Maiman has served as the chairman of the board of directors of Israel 10 Channel Ltd. since January 2002 and since April 2002, as the chairman of the board of directors of Ampal American Israel Corporation, a public holding company that trades on The NASDAQ National Market. Mr. Maiman holds a B.A. degree in Economics from University of Texas and an M.A. degree in Economics from Cornell University.

          Eliyaho Tov was appointed as an outside director in December 2003. Since November 1999, Mr. Tov has been a freelance consultant as an economic advisor and management advisor. Mr. Tov serves as a director of several other companies. From 1973 until September 1999, Mr. Tov served as a senior economist of The Israel Corporation Ltd. and during such period served as a director of several companies within The Israel Corporation Ltd. group. Mr. Tov holds a B.A. degree in Economics and Political Science and an M.A. degree in Business Management, both from The Hebrew University of Jerusalem.

          Joseph Yerushalmi has served as a director since December 2003. Since January 1996, Mr. Yerushalmi has served as a senior vice president in charge of the projects of Merhav M.N.F Ltd. Mr. Bigio serves as a member of the board of directors of Ampal Israel Corporation Ltd. From 1992 to 1996, Mr. Yerushalmi served as vice president for projects of Israel Chemicals Ltd. During such time, Mr. Yerushalmi also served as chairman and director for several of Israel Chemicals Ltd.’s subsidiaries. From 1989 until 1992, Mr. Yerushalmi was a visiting Professor at the University of Pittsburgh and a consultant to industry in energy related projects. Mr. Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York. From 1969 to 1977, Mr. Yerushalmi was a member of the Faculty of Chemical Engineering of the City College of New York rising to the rank of Full Professor in 1976.

B.	COMPENSATION

          The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2005.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (then consisting of 15 persons)	$1,055,000	$91,000

          During the year ended December 31, 2005, we paid each of our outside and independent directors an annual fee of NIS 15,780 ($3,428) and a per meeting attendance fee of NIS 1,000 ($217). In accordance with the approval of our shareholders, during such period, we paid Nissim Gilam, chairman of our board of directors, a management fee of $3,500 per month for the period prior to October 1, 2005 and $5,000 per month thereafter, and reimbursed him for various expenses that he incurred in connection with his service as chairman of the board of directors in an annual amount of NIS 17,281 ($3,754). As of October 2005, we also provide Mr. Gilam with a company car and pay all expenses in connection therewith, pursuant to the approval of our shareholders at the 2005 annual general meeting.

          As of December 31, 2005, our directors and executive officers as a group, consisting of 15 persons, held options to purchase an aggregate of 119,500 ordinary shares. Of such options, options to purchase 20,000 ordinary shares have an exercise price of $1.14, and vest over a three-year period (of which, options to purchase 6,666 ordinary shares had vested at December 31 2005) and will expire in November 2009 and options to purchase 99,500 ordinary shares have an exercise price of NIS 21 ($4.56), were fully vested upon grant and will expire in December 2007. The options were granted under our 2000 Stock Option Plan and 2005 Stock Option Plan. See – “Share Ownership – Stock Option Plans.”

C.	BOARD PRACTICES

Introduction

          According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and board of directors.

Election of Directors

          Our Articles of Association provide for a board of directors consisting of no less than three and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders, and the number of directors must be odd. Our Board of Directors is currently composed of seven directors.

          Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors). Generally, at each annual meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. Directors (other than outside directors) may be removed earlier from office by a resolution passed at a general meeting of our shareholders, provided that shareholders holding in the aggregate no less than forty-percent of our outstanding share capital vote in favor of such resolution. Our board of directors may temporarily fill vacancies in the board or add to their body until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

          Under a recent amendment to the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that our Board of Directors will include at least one director who has “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has further determined that Mr. Eliyaho Tov has the requisite “accounting and financial expertise.”

          We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors,and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices.”

Independent and Outside Directors

          The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Outside directors must be Israeli residents who are qualified to be appointed as directors, unless the company’s shares have been offered to the public outside of Israel or have been listed on a stock exchange outside of Israel. No person may be appointed as an outside director if, at the time of the appointment or during the two years that preceded the appointment, the person or the person’s relative, partner, employer or an entity of which he is a controlling shareholder had an interest in the company, in a person who was a controlling shareholder of the company at the time of the appointment, or in an entity which was controlled by the company or its controlling shareholder at the time of the appointment or during the two years that preceded the appointment. The term “interest” includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer, excluding service as an outside director of a company that is offering its shares to the public for the first time.

          No person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. A director of one company may not be appointed as an outside director of another company if, at the time of the appointment, a director of the other company serves as an outside director of the first company. Furthermore, no person may be appointed as an outside director if he is an employee of the Israeli Securities Authority or a stock exchange in Israel. If, at the time an outside director is to be appointed, all current members of the board of directors are of the same gender, then the outside director must be of the other gender.

          According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006 at least one of the outside directors must be an accounting and financial expert and the other outside directors must be (i) accounting and financial experts or (ii) professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such outside director for an additional term unless the outside director is (i) an accounting and financial expert or (ii) a professional expert and at the time the appointment is to be renewed, an outside director who is an accounting and financial expert serves on the board of directors and such other number of directors who are accounting and financial experts serve on the board of directors as determined by the board of directors of the company.

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

          In addition, in general, under NASDAQ Stock Market Rules a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. (See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices.”) In addition, in accordance with rules of the Securities and Exchange Commission, we have the mandated three independent directors, as defined by the Securities and Exchange Commission and NASDAQ rules, on our audit committee.

          Our Board of Directors has determined that Ms. Degani and Mr. Tov qualify both as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our Board of Directors has further determined that Mr. Banitt qualifies as an independent director under the Securities and Exchange Commission and NASDAQ requirements.

Committees of the Board of Directors

Audit Committee

          Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee, which consists of at least three directors and must include all of the outside directors. In addition, NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and is financially literate, and one of whom has accounting or related financial management expertise.

          Our audit committee assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

          Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Executive Committee

          Our Board of Directors established an executive committee, which is responsible for monitoring the implementation of the plan to improve our profitability that was adopted by our management, and recommending to our board of directors future strategies for our company and monitoring their implementation. Messrs. Gilam, Banitt and Tov and Ms. Degani are the current members of our executive committee. Our executive committee meets approximately once a month with our Chief Executive Officer.

Stock Option Committee

          Our Board of Directors established a Stock Option Committee, the initial purpose of which is to administer, where permitted under applicable law, our 2005 Stock Option Plan (see Item 6.E., “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans”). Messrs. Tov and Banitt are the current members of our Stock Option Committee. Our Stock Option Committee meets on an as required basis.

Compensation Committee

          Our board of directors established a compensation committee, which is responsible for the administration of our: (i) 1996 Stock Option Plan; and (ii) 2000 Stock Option Plan (see Item 6.E., “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans”). Messrs. Tov and Gilam are the current members of our compensation committee. Under the Israeli Companies Law, subject to certain conditions, the board of directors may delegate to a board committee its authority to grant options. The grant of options to our office holders (within the meaning of the Israeli Companies Law) requires the approval of our audit committee and board of directors, and if the office holder is a director, also by our shareholders.

Internal Audit

          The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Mr. Daniel Shapira, Certified Public Accountant (Israel), serves as our internal auditor.

Directors’ Service Contracts

          We do not have any service contracts with our directors, except for the compensation we pay to Mr. Nissim Gilam in connection with his services as Chairman of our Board of Directors. In accordance with Mr. Gilam’s compensation terms that had been approved by our shareholders prior to our 2005 annual general meeting, we paid Mr. Gilam a management fee of $3,500 per month and reimbursed him for various expenses that he incurs in connection with his service as Chairman of the Board of Directors in an annual amount up to NIS 18,000 (approximately $3,900). At the 2005 annual general meeting, our shareholders approved new terms of compensation for Mr. Gilam, in accordance with which we are authorized to pay Mr. Gilam, effective as of October 1, 2005, a management fee of $5,000 per month, reimburse him for various expenses that he incurs in connection with his service as Chairman of the Board of Directors in an annual amount up to NIS 18,000 (approximately $3,900), and provide him with a company car and pay all expenses in connection therewith. Mr. Gilam may receive this compensation directly or through his personal company, Nissim Gilam Ltd.

          There are no arrangements or understandings between us and any of our directors for benefits upon termination of their service.

Approval of Related Party Transactions Under Israeli Law

          The Israeli Companies Law codifies the fiduciary duties that “office holders” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of competence at which a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the appropriateness of a given action brought for his or her approval or performed by him or her by virtue of his or her position and all other information of importance pertaining to the foregoing actions. The duty of loyalty requires an officer holder to act in good faith and in the company’s interest, including avoiding any conflict of interest between the office holder’s position in the company and any other position or his or her personal affairs; avoiding any competition with the company’s business; avoiding exploiting a business opportunity of the company in order to obtain personal gain for the office holder or another person; and disclosing to the company any information and documents that relate to its affairs which the office holder received by virtue of such position. Each person listed as a director or executive officer in the table under “Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management” above is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and exculpation insurance and indemnification of, or an undertaking to indemnify, an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

          The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, as not being adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the matter which is considered is in the ordinary course of business of the company or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

          The Israeli Companies Law also provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest (including private offerings in which a controlling shareholder has a personal interest) and a transaction with a controlling shareholder or his or her relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such transactions must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

          However, under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) and certain transaction with its director(s) regarding terms of compensation do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. Also, employment and compensation arrangements of an office holder that is a controlling shareholder of the company do not require the approval of the shareholders provided that certain criteria is met. The foregoing relieves will not apply if one or more shareholder, holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects or object to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement will require shareholders’ approval as detailed above.

          In addition, a private placement of securities (i) in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or listed securities or not under market terms, that will (a) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (b) cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or (ii) that will cause a person to become a controlling shareholder, requires approval by the board of directors and the shareholders of the company.

          The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (i) was made in a private placement that received shareholder approval, (ii) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (iii) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

          If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his or her shareholding to exceed 90% of the outstanding shares.

          Regulations under the Israeli Companies Law provide that the Israeli Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Exculpation, Indemnification and Insurance of Directors and Officers

          Exculpation of Office Holders

          The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his or her duty of care in the event of distributions. Our articles of association allow us to exculpate any office holder from his or her liability to us for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

          Insurance of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by an office holder in such capacity, for: (i) a breach of the office holder’s duty of care to the company or to another person; (ii) a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or (iii) a financial liability imposed upon the office holder in favor of another person.

          Our articles of association provide that, subject to any restrictions imposed by applicable law, we may procure, and/or undertake to procure, insurance covering any past or present or future office holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

          Indemnification of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for: (i) a financial obligation imposed upon the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court; (ii) reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (iii) reasonable litigation expenses, including attorney’s fees, incurred by the office holder or charged to him or her by a court: (a) in a proceeding instituted against the office holder by or on behalf of the company or by another person, (b) in a criminal charge from which the office holder was acquitted, or (c) in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

          The Israeli Companies Law provides that a company’s articles of association may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified. It also provides that a company’s articles of association may permit the company to undertake in advance to indemnify an office holder, provided that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking is limited to types of events, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

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

          Limitations on Exculpation, Insurance and Indemnification

          The Israeli Companies Law provides that a company may not enter into a contract for the insurance of the liability of an office holder nor indemnify an office holder nor exculpate an office holder from his or her liability to the company for any of the following: (i) a breach by the office holder of his or her duty of loyalty unless, with respect to indemnification and insurance coverage, the office holder acted in good faith and had reasonable grounds to assume that the act would not harm the company; (ii) a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently; (iii) any act or omission committed with the intent to realize a personal illegal profit; or (iv) any fine or monetary composition imposed on the office holder.

          Under the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, an office holder must be approved by the company’s audit committee and board of directors and, if such office holder is a director, also by the company’s shareholders.

          We have agreed to indemnify our office holders to the fullest extent permitted by law. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million. Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

NASDAQ Marketplace Rules and Home Country Practices

          NASDAQ Marketplace Rule 4350, or Rule 4350, permits foreign private issuers, such as our company, to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ provided that the foreign private issuer submits in advance to NASDAQ a written statement from an independent counsel in its home country certifying that the issuer’s corporate governance practices are not prohibited by home country law. On June 9, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. We do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

—

The requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See above in this Item 6C. “Directors, Senior Management and Employees - Board Practices - Independent and Outside Directors.”

—

The requirements regarding the directors nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See above in this Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

—

The requirement regarding the quorum for any meeting of the holders of common stock. Instead, we follow Israeli law and practice which provides that, unless otherwise provided by a company’s articles of association, the quorum required for a general meeting of shareholders is at least two shareholders present who hold, in the aggregate, 25% of the company’s voting rights. Our articles of association provide that the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. See Item 10A. “Additional Information - Share Capital - Annual and Extraordinary Meetings of Shareholders.”

D.	EMPLOYEES

          As of December 31, 2005, we employed 273 full-time employees in Israel, of which 157 were employed in manufacturing services, 36 in process and product engineering, 30 in quality assurance and control, 13 in marketing and sales and 37 in finance, accounting, information service and administration.

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

          In addition, as of December 31, 2005, Kubatronik, our subsidiary in Germany, employed 37 full-time employees and 9 part-time employees, 32 full-time employees and 9 part-time employees at December 31, 2004, and 32 full-time employees and 2 part-time employees at December 31, 2003.

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

          Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Some of our employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Most of our employees are covered by pension funds providing similar benefits. We contribute between 12.0% and 15.8% of base salaries to such plans and employees contribute between 5.0% to 6.5% of base salaries. We also contribute 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and others and such employees contribute 2.5% of base salaries. Our contribution and employee contributions are not limited, however, a company’s contribution above certain specified maximum amounts are taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 5.68% of the salary and the employee contribution to the National Insurance Institute is at the rate of 10.38% of the salary (of which 4.8% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 34,820 (approximately $7,600). In the year ended December 31, 2005, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 5.6% of salaries.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

          The following table sets forth certain information as of June 27, 2006 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Nissim Gilam	30,000	(3)	*
Arieh Reichart	115,515	(4)	2.0%
Amnon Shemer	7,333	(5)	*
Dan Eshed	-		-
Eli Dvora	23,500	(3)	*
Moshe Leibovich	7,333	(5)	*
Roberto Tulman	5,000	(3)	*
Shlomo Danino	-		-
Vardit Dekel	3,000	(3)	*
Ernst Winkler	-		-
David Banitt	-		-
Jack Bigio	-		-
Revital Degani	-		-
Joseph Maiman	1,859,253	(6)	27.0%
Eliyaho Tov	-		-
Joseph Yerushalmi	-		-

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

(2)	The percentages shown are based on 5,624,011 ordinary shares issued and outstanding as of June 27, 2006.

(3)	Subject to currently exercisable options granted under our 2005 Stock Option Plan, having an exercise price of NIS 21 ($4.56) per share, which options expire in December 2007.

(4)

Includes 30,000 ordinary shares subject to currently exercisable options granted under our 2005 Stock Option Plan, having an exercise price of NIS 21 ($4.56) per share, which options expire in December 2007.

(5)

Of such shares, 3,333 ordinary shares are subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $1.14 per share, which options expire in November 2009 and 4,000 ordinary shares are subject to currently exercisable options granted under our 2005 Stock Option Plan, having an exercise price of NIS 21 ($4.56) per share, which options expire in December 2007.

(6)

Includes 1,259,510 ordinary shares currently issuable upon exercise of a convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman. Also includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.’s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

Major Shareholders Voting Rights

          Our major shareholders do not have different voting rights.

Stock Option Plans

1996 Stock Option Plan

          Under our 1996 Stock Option Plan, or the 1996 Plan, options to purchase an aggregate of 474,000 ordinary shares may be granted to our directors and employees. Ordinary shares underlying any options, which terminate, expire or otherwise cease to exist, will become available for future grants under the 1996 Plan. The 1996 Plan will expire in December 2006.

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

          Upon the occurrence of any ordinary shares split, reverse ordinary shares split, distribution of bonus shares, recapitalization or rights offerings or other substantially similar corporate transaction or event, we will make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionee’s rights.

          As of December 31, 2005, options for the purchase of 107,999 ordinary shares had been granted under the 1996 Plan (excluding options that expired without being exercised) and were exercised, of which, options to purchase 104,666 ordinary shares were at an exercise price of $1.375 per share and options to purchase 3,333 ordinary shares were at an exercise price of $1.75 per share. There are no options currently outstanding under the 1996 Plan. Options for the purchase of 366,001 ordinary shares are available for future grant under the 1996 Plan. Of the options granted under the 1996 Plan (excluding options that expired without being exercised), options for the purchase of 14,000 ordinary shares were granted to our officers, all of which have been exercised.

2000 Stock Option Plan

          Our 2000 Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 750,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, or the Israeli Tax Ordinance, and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2000 Plan has a term of ten years and will terminate on July 31, 2010. No award of options may be made after such date.

          The compensation committee administers the 2000 Plan. Subject to the provisions of the 2000 Plan and applicable law, the compensation committee has the authority, in its sole discretion, to:

—	propose to grant awards under the 2000 Plan and recommend to the board of directors the persons to whom such awards be granted;

—

determine the form, terms and conditions of the written stock option agreement evidencing the option, including the type of option and the number of shares to which it pertains, the option price, the option period and its vesting schedule, and exercisability of the option in special cases (such as death, retirement, disability and change of control);

—	prescribe the form and provisions of the notice of exercise and payment of the option;

—	nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance;

—

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

—	interpret the provisions of the 2000 Plan; and

—	prescribe, amend, and rescind rules and regulations relating to the 2000 Plan or any award thereunder as it may deem necessary or advisable.

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

          An option may not be exercisable after the expiration of five years from the date of its award. No option may be exercised after the expiration of its term.

          Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his or her guardian or legal representative; provided, however, that during the optionee’s lifetime, the optionee may, with the consent of the compensation committee transfer without consideration all or any portion of his options to members of the optionee’s immediate family (as defined in the 2000 Plan), a trust established for the exclusive benefit of members of the optionee’s immediate family, or a limited liability company in which all members are members of the optionee’s immediate family.

          As of December 31, 2005, options for the purchase of 138,400 ordinary shares had been granted under the 2000 Plan (excluding options that expired without being exercised), of which, options to purchase 118,400 ordinary shares having an exercise price of $4.375 per share and options to purchase 20,000 ordinary shares having an exercise price of $1.14 per share. Options to purchase 11,666 ordinary shares are currently exercisable under the 2000 Plan. Of the options granted under the 2000 Plan (excluding options that expired without being exercised), options to purchase 59,500 ordinary shares were granted to our executive officers and the chairman of our board of directors, of which options to purchase 6,666 ordinary shares are currently exercisable and options to purchase 39,500 ordinary shares have been exercised. We do not intend to grant any additional options under the 2000 Plan.

2005 Stock Option Plan

          Our 2005 Stock Option Plan, or the 2005 Plan, was adopted at our 2005 annual general meeting.

          In August 2000, our company granted options under the 2000 Plan to certain of our employees, officers and the Chairman of our Board of Directors. The exercise price of such options was $4.375, which, except for limited periods of time, exceeded the market price of our ordinary shares and the majority of the grantees did not exercise these options prior to their expiration on July 31, 2005. In order to maintain the interest of such individuals in our company in a manner that would defer the optionees’ tax liability (if any) to the date that the options are exercised and so that the underlying shares issued upon exercise of the options will not be subject to a minimum lock-up period prior to the disposition thereof, as provided under new Section 102(c) of the Israeli Income Tax Ordinance that came into effect on January 1, 2003, we adopted the 2005 Plan, which is designed to reflect the provisions of such new Section 102(c). Under the 2005 Plan we have granted options to those optionees who did not exercise their August 2000 options prior to the expiration, to the extent not exercised, and a few additional employees.

          Under the 2005 Plan, up to an aggregate of 284,500 ordinary shares may be issued to our Israeli directors, officers and employees. Options granted under the 2005 Plan may only be awarded in accordance with Section 102 (c) of the Israeli Income Tax Ordinance. The 2005 Plan has a term of two years commencing on December 11, 2005. No option grant may be made under the 2005 Plan after December 31, 2005.

          The 2005 Plan is currently administered by our Board of Directors. However, where permitted under applicable law, the 2005 Plan may be administered by a stock option committee appointed by the board of directors. Subject to the provisions of the 2005 Plan, the board of directors has the authority, in its sole discretion, among other things, to grant options under the 2005 Plan and to determine their terms, to interpret the provisions of the 2005 Plan and, subject to the requirements of applicable law, to prescribe, amend, and rescind rules and regulations relating to the 2005 Plan or any options granted thereunder.

          The exercise price per share of options granted under the 2005 Plan is NIS 21. All options granted under the 2005 Plan are fully vested upon their award. The period for which an option is granted under the 2005 Plan is two years. No option may be exercised after the expiration of its term.

          Options are not assignable or transferable by the optionee, other than by will or the laws of descent, and may be exercised during the lifetime of the optionee only by the optionee or his or her guardian or legal representative. However, during the optionee’s lifetime, the optionee may, with the consent of the board of directors, transfer without consideration all or any portion of his options to (i) one or more members of the optionee’s immediate family (as defined in the 2005 Plan), (ii) a trust established for the exclusive benefit of one or more members of the optionee’s immediate family, or (iii) a limited liability company in which all members are members of the optionee’s immediate family.

          As of December 31, 2005, options for the purchase of 284,500 ordinary shares had been granted under the 2005 Plan at an exercise price of NIS 21 ($4.56) per share. Such options are currently exercisable and expire in December 2007. No additional options may be granted in the future under the 2005 Plan. Of the options granted under the 2005 Plan, options to purchase 99,500 ordinary shares were granted to our executive officers and the chairman of our board of directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information as of June 27, 2006 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Joseph Maiman	1,859,253	(3)	27.0%
Merhav M.N.F. Ltd.	1,259,510	(4)	18.3%
Integral International Inc.	599,744	(5)	10.7%

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

(2)	The percentages shown are based on 5,624,011 ordinary shares issued and outstanding as of June 27, 2006.

(3)

Includes 1,259,510 ordinary shares currently issuable upon exercise of a convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman. Also includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.’s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

(4)	Issuable upon exercise of a currently convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman.

(5)

Includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.’s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

Significant Changes in the Ownership of Major Shareholders

          As of December 31, 2003 and 2004, Mr. Joseph Maiman beneficially held 1,409,896 and 2,015,956 ordinary shares, respectively, representing approximately 28.9% and 36.7% of our then outstanding ordinary shares, respectively. As at December 31, 2003 and 2004, Integral International Inc. beneficially held 1,068,396 ordinary shares, representing approximately 21.9% and 19.5% of our then outstanding shares, respectively.

          During the period of March 24, 2005 through April 6, 2005, Mr. Joseph Maiman sold 1,416,212 ordinary shares that were beneficially held by him, of which 606,060 ordinary shares were held of record by Merhav M.N.F. Ltd. an Israeli private company controlled by him, 468,652 ordinary shares were held of record by Integral International Inc., a Panama corporation controlled by him, and 341,500 were held directly by Mr. Maiman. As a result, Mr. Maiman’s ownership interest decreased to approximately 10.7% of our then outstanding shares (excluding 1,136,803 ordinary shares issuable upon exercise of a currently exercisable convertible note).

          As of December 31, 2005, Mr. Joseph Maiman beneficially held 1,798,563 ordinary shares, representing approximately 26.4 % of our then outstanding ordinary shares, and Integral International Inc. beneficially held 599,744 ordinary shares, representing approximately 10.7 % of our then outstanding shares.

Major Shareholders Voting Rights

          Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of June 26, 2006, there were 21 holders of record of our ordinary shares, of which 13 record holders holding approximately 88.14% of our ordinary shares had registered addresses in the United States and six record holders holding approximately 11.65 % of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 87.77% of our outstanding ordinary shares as of such date).

B.	RELATED PARTY TRANSACTIONS

          In 2003, we negotiated a new financing plan with our banks and controlling shareholder. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Joseph A. Maiman. In January 2004, pursuant to the terms of the note, Merhav converted $200,000 of the amounts due and payable under the note into 606,060 ordinary shares of our company, and we issued a replacement convertible note to Merhav for the amount that remained outstanding under the original note at such date, in the principal amount of $325,312.5. This note will become due on May 15, 2007. The note bears interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the note, Merhav has the right, at any time, to convert the note and any accrued interest thereon into ordinary shares of our company at a price of $0.33 per ordinary share. We may at our sole discretion repay the accrued interest on the principal amount of the convertible note to Merhav. During 2005, we recorded interest and exchange rate expenses of NIS 173,000 ($37,000) on the convertible note.

          At the 2005 annual general meeting, our shareholders approved, pursuant to the recommendation of our audit committee and board of directors, new terms of compensation for Mr. Nissim Gilam, the Chairman of our Board of Directors, in connection with his service in such capacity. See Item 6.C. “Directors, Senior Management and Employees - Board Practices - Directors’ Service Contracts.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 17 hereof and incorporated herein by this reference.

Legal Proceedings

          In June 2002, an action was initiated by a former employee, citing an alleged breach of an agreement for the payment of royalties in exchange for the use of his invention. The plaintiff is seeking damages of NIS 1.0 million. We have denied all liability under this claim and asserted that no agreement was entered into between the parties, no compensation was agreed upon and that the amount of the claim is baseless. In April 2005, the court referred the parties to mediation proceedings. A mediation meeting was held in July 2005 and no further meetings have been scheduled to date.

          Since the end of 2004, we have received correspondence from one of our customers alleging that we have caused the customer to suffer damages between $120,000 to $500,000 due to our supplying allegedly defective PCBs. We do not agree with the customer’s allegations and do not believe that we are responsible for such damages. To our knowledge, no lawsuit has been filed against us by the customer to date.

          From time to time, claims arising in the ordinary course of our business are brought against us. In the opinion of management, no currently existing claims will have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distributions Policy

          We have never declared or paid any cash dividends to our shareholders. We currently intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

          According to the Israeli Companies Law, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event cash dividends are declared, such dividends will be paid in NIS.

B.	SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

          The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low

2001	$4.64	$1.50
2002	$1.91	$0.28
2003	$1.84	$0.31
2004	$2.84	$0.82
2005	$6.40	$1.21

Quarterly Stock Information

          The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

2004

First Quarter	$2.84	$1.19
Second Quarter	$2.30	$1.32
Third Quarter	$1.80	$0.95
Fourth Quarter	$1.71	$0.82

2005

First Quarter	$6.40	$1.21
Second Quarter	$4.50	$1.62
Third Quarter	$4.43	$1.68
Fourth Quarter	$4.75	$3.61

2006

First Quarter	$5.35	$3.79

Monthly Stock Information

          The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Month	High	Low

December 2005	$4.49	$3.61
January 2006	$5.35	$4.37
February 2006	$5.00	$4.30
March 2006	$4.97	$3.79
April 2006	$4.76	$3.70
May 2006	$4.60	$3.88

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

          Our ordinary shares were listed on the NASDAQ National Market from our initial public offering on January 22, 1997 until May 19, 1999, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market (symbol: ELTK).

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSE OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

          Set out below is a description of certain provisions of our memorandum of association and articles of association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum of association and articles of association, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

Purposes and Objects of the Company

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

The Powers of the Directors

          Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See “Item 6C. Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

          Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. See “Item 8A. Financial Information – Consolidated and Other Financial Information – Dividend Distributions Policy.” If after 30 days a dividend has been declared and it is still unclaimed, the dividend may be invested or otherwise used by us for our own account, as we deem fit, until such dividend is claimed; and we will not be deemed a trustee in respect thereof. We are not obliged to pay, and may not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fails to collect the same or to provide us the necessary information for the payment thereof, or if we are for any other reason unable to pay the dividend to such shareholder.

          Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          Unless otherwise required by law, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon.

          Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors). Generally, at each annual meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. For information regarding the election of our outside directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices -- Election of Directors.”

          Rights to share in our profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

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

          Limitations on any existing or prospective major shareholder. See Item 6C. “Directors and Senior Management – Board Practices - Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Extraordinary Meetings of Shareholders

          The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of one or more shareholders holding in the aggregate at least 5.0% of our issued capital. The Israeli Companies Law provides that a company whose shares are traded on a stock exchange must give notice of a general meeting of shareholders to its record shareholders at least twenty-one days prior to the meeting and if the agenda for the meeting includes certain matters (including, among other things, the appointment or removal of directors), the notice must be provided to shareholders at least 35 days in advance.

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

          The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum is adjourned by three business days, at the same time and place, or any time and place as the board of directors unanimously designate in a notice to the shareholders. The requisite quorum at an adjourned general meeting will be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Israeli Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and (ii) in any other case - one or more shareholders, present in person or by proxy, holding at least one share. We do not follow the requirements of the NASDAQ Marketplace Rules regarding the quorum for any meeting of the holders of common stock. See Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices.”

Limitations on the Rights to Own Securities in Our Company

          Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

          The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Our articles of association provide that such merger be approved by an ordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

          Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

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

          The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

          Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAX CONSIDERATIONS

General Corporate Tax Structure

          Israeli companies are subject to “Corporate Tax” on their worldwide income. The applicable rate for 2005 was 34%. The rate was reduced to 31% in 2006, and will be further reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise” (as further discussed below) may be considerably lower. See this Item 10E.” Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

          As of December 31, 2005, we had tax loss carry-forwards of approximately NIS 65 million ($14.1 million), which can be offset against future income without time limitation. However, of such amount, NIS 11.9 million ($2.6 million) relate to tax years for which we have not as yet received final tax assessments.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes) 1969

          Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Law, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an “Industrial Enterprise” it owns. An “Industrial Enterprise” is defined for purposes of the Industry Law as an enterprise whose majority activity in a given tax year is industrial production.

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

          The Israeli Investment Center has the discretion, within the funding limits set by the Government budget, to grant the status of an “approved enterprise” to projects submitted to it if such projects may promote the objectives of the Investment Law and it is desirable to encourage the implementation of the project by the grant of the approval.

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

          If, as in our case, (i) only a part of a company’s taxable income is derived from an approved enterprise or (ii) a company owns more than one approved enterprise, the resulting effective corporate tax rate of the company represents the weighted combination of the various applicable rates. A company owning a “mixed enterprise” (i.e., a company the income of which is derived from both an approved enterprise and other sources) generally may not distribute a dividend that is attributable only to the approved enterprise.

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

          As of December 31, 2005, one approved investment program is applicable to us. This investment program is based on the alternative package of tax benefits track and provides for a tax exemption on undistributed earnings derived from the program for two years and a reduced tax rate for the remainder of the benefit period. The benefit period with respect to such program has not yet commenced, and will expire no later than 2016. However, the tax benefits with respect to income derived out of the program, if any, may not be available to us due to our noncompliance with a condition prescribed in the certificate of approval. See Note 24.A of our financial statements.

          In April 2005, the Israeli legislature passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an approved enterprise. The primary changes are as follows:

—

Companies that meet the criteria of the alternative package of tax benefits track will receive those benefits without need for prior approval, rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns. In addition, there will be no requirement to file reports with the Investment Center. Audits will be the responsibility of the Income Tax Authorities as part of their tax audits. Companies may also approach the Israeli Tax Authority for a pre-ruling regarding its eligibility for benefits under the April 2005 amendment.

—	Tax benefits of the alternative benefits track include lower tax rates or no tax depending on the area and the track chosen, lower tax rates on dividends and accelerated depreciation.

—

In order to receive benefits in the grant track or the alternative benefit track, the industrial enterprise must contribute to the economic independence of the Israeli economy in one of the manners stipulated in the amended Investment Law. Tax benefits would be available, subject to certain conditions (described below), to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market.

—

Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required in order for the investment to qualify for the alternative benefits track. For an expansion of an enterprise under the alternative benefits track, a company is required to invest within three years in production machinery and equipment the greater of NIS 300 thousand or a certain percentage of its existing production machinery and equipment.

—	The April 2005 amendment to the Investment Law does not apply to investment programs having an “Approved Enterprise” approval certificate from the Investment Center issued prior to December 31, 2004.

          In April 2006, we applied to the Israeli Tax Authority for a pre-ruling regarding our eligibility for benefits under the April 2005 amendment to the Investment Law, and if such application is approved, we will apply to the Investment Center to cancel our present approved enterprise program. We are seeking, under the alternative benefits track, a tax exemption for two years and a tax rate of 25% thereafter. No assurance can be given that the ruling sought will be granted or that we will be eligible to any benefits under the alternative benefits track.

Tax Benefits

          Income derived from an approved enterprise is subject to corporate tax at the reduced rate of 25% (or lower in the case of a qualified “foreign investor’s company” which is at least 49% owned by non-Israeli residents) until the earlier of (i) seven (or ten in the case of a foreign investor’s company) consecutive years, commencing in the year in which the specific approved enterprise first generates taxable income (which income is not offset by deductions attributable to other sources), (ii) 12 years from the year of commencement of production or (iii) 14 years from the year of approval of the approved enterprise status. Income derived from an approved enterprise in Zone A, which is approved after January 1, 1997, is exempt from corporate tax for a period of two years and is subject to the above rates for the balance of the benefit period.

          A company owning an approved enterprise, which was approved after April 1, 1986, may elect to forego the entitlement to grants and to certain tax benefits otherwise available under the Investment Law, and apply for an alternative package of tax benefits. Under the alternative package of tax benefits, undistributed income from the approved enterprise is fully tax-exempt for a defined period. The tax exemption for approval granted prior to August 6, 1996 range between 2 and 10 years, depending principally upon the geographic location within Israel and the type of the approved enterprise. If the certificate of approval was granted after August 6, 1996, the tax exemption will be based upon the geographic location of the approved enterprise in Israel. On expiration of the tax exemption, the approved enterprise is eligible for the beneficial tax rate (25% or less in the case of a qualified foreign investor’s company which is at least 49% owned by non-Israeli residents) for the remainder of the applicable period of benefits, as described above.

          Dividends paid out of income derived by an approved enterprise (or out of dividends received from a company whose income is derived by an approved enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the alternative package of tax benefits will be subject to corporate tax at the otherwise applicable rate of 25% (or lower in the case of a qualified foreign investor’s company which is at least 49% owned by non Israeli residents) in respect of the gross amount of the dividend if it pays a dividend out of income derived by its approved enterprise during the tax exemption period.

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

          A company that qualifies as a foreign investor’s company is entitled to further tax benefits relating to its approved enterprises. Subject to certain conditions, a foreign investor company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors), and of whose combined share and loan capital, is owned, directly or indirectly, by persons who are not residents of Israel. Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits (a reduced corporate tax rate of 10%-20%) should the foreign investment reach or exceed 49%. The rate of 15% applicable to dividends is effective for an unlimited period. No assurance can be given that we currently qualify or will qualify in the future as a foreign investor’s company.

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

          The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli consumer price index, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders’ equity, as defined in the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustment Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index.

          Pursuant to the Inflationary Adjustments Law to which we are subject, results for tax purposes are measured in real terms in accordance with the changes in the Israeli consumer price index.

          Subject to certain conditions non-Israeli residents will be tax exempt on capital gain derived from investment in Israeli companies made within the period commencing July 1, 2005 through December 31, 2007, even if the capital gain was derived after such period and without derogating from any other capital gain tax exemption applying to non-Israeli resident under Israeli law or under any applicable double tax treaty. The new tax reform might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of such expected tax reform applicable to our company.

Capital Gains Tax and Taxation of Dividends

          Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus will be computed on the basis of the devaluation of the New Israeli Shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

          Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

           Subject to certain transitional provisions relating to capital gains derived from the sale of assets, including our shares, purchased prior to January 1, 2003, the tax rate on dividends and capital gains, including capital gain from the sale of securities listed on a stock exchange, is generally a uniform rate of 20% for individuals, 25% for substantial individual shareholders (who are, generally, shareholders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months before the sale of the shares), and 25% for corporate bodies.

          Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will generally not apply to the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty. However, this exemption will not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

          For residents of other countries, the purchaser of the shares may be required to withhold capital gains tax on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the stockholder’s country of residence.

          The capital gain from the sale of our shares by non-Israeli residents would be tax exempt as long as our shares are listed on the NASDAQ Capital Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign Exchange.

          If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2002 their sale would be tax exempt so long as (1) the shares are listed on a stock exchange, such as, in our case, the NASDAQ Capital Market, which is recognized by the Israeli Ministry of Finance, and (2) we qualified as an industrial company or industrial holding company under the law for Encouragement of Industry (Taxes) 1969 and (B) for the period commencing January 1, 2003, the sale of the shares would be subject to a 20% tax if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. We believe that in 2005, we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

          If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 20% or 25%, as described above, subject to certain transitional provisions relating to shares purchased before January 1, 2003, unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder’s country of residence.

          On the distribution of dividends other than bonus shares (stock dividends), income tax applies at the rate of 20% or 25%, as described above, but is generally withheld at source at the rate of 20% (or 25%, as described above if we are delisted) or the lower rate payable with respect to dividends received out of income derived from approved enterprises (see “Law for the Encouragement of Capital Investments, 1959”), unless a double taxation treaty is in effect between Israel and the shareholder’s country of residence which provides for a lower tax rate in Israel on dividends. The Convention between the State of Israel and the Government of the United States relating to relief from double taxation, or the Treaty, provides for a maximum tax of 25% on dividends paid to a resident of the United States. Dividends paid to an Israeli company by another Israeli company are not subject to corporate tax, unless received out of income derived from approved enterprises or unless the dividend stems from income produced or accrued abroad.

Taxation of Non-Resident Holders of Shares

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 20% for individual (25% for a substantive individual shareholder (as described above) and 25% for corporate bodies (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power for a designated period, and 15% for dividends generated by an approved enterprise applies, unless a different rate is provided for based on a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

Foreign Exchange Regulation and Withholding Taxes

          Non-residents of Israel who purchase ordinary shares and receive dividends, if any are declared, or any amounts payable upon the dissolution, liquidation or winding up of our affairs will be able to freely repatriate such amounts in non-Israeli currencies, pursuant to the general permit issued by the Controller of Foreign Currency at the Bank of Israel under the Currency Control Law, 1978, provided that we have withheld Israeli income tax with respect to such amounts, as may be applicable.

          Under the general permit issued by the Controller of Foreign Currency, Israeli residents, including corporations, may generally purchase securities, including the ordinary shares, outside of Israel.

Stamp Duty

          Until December 31, 2005, stamp duty applied in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified therein. In June 2003, the statute imposing stamp duty was amended. Following this amendment, the Israeli Tax Authority has increased enforcement of this statute. Since January 1, 2006, there is no stamp duty in Israel.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

          The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

—	broker-dealers,

—	financial institutions,

—	certain insurance companies,

—	regulated investment companies,

—	investors liable for alternative minimum tax,

—	tax-exempt organizations,

—	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

—	persons who hold the ordinary shares through partnerships or other pass-through entities,

—	investors that actually or constructively own, or have owned, 10 percent or more of our voting shares, and

—	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

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

          For purposes of this summary, a U.S. Holder is:

—	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

—	a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate whose income is subject to U.S. federal income tax regardless of its source; or

—

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

          The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “--Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

          Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

          Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

          If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

          For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets, which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

          If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund”, or a QEF election, or to “mark-to-market” your ordinary shares, as described below,

—

you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

—

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

—	you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

          Alternatively, if the ordinary shares are considered “marketable stock” and if you elect to “mark-to-market” your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

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

          Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

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

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

          We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

          As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information.

          This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.eltekglobal.com You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-28884.

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

Foreign Currency Exchange Risk

          Our financial currency is the NIS and our revenues from sales in Israel are usually linked to the U.S. dollar. We also incur expenses primarily in U.S. dollars and Euros. We have engaged external consultants to assist us to manage our foreign exchange risk. From time to time in the past we have engaged in hedging transactions in order to partially protect ourselves from currency fluctuation and inflation risks and may use hedging instruments from time to time in the future. An increase in foreign currency rates (the U.S. dollar and the Euro) as against the NIS will generally result in increased revenues and net income. Similarly, a decrease in foreign currency rates (the U.S. dollar and the Euro) as against the NIS will generally result in decreased revenues and may have a negative impact on our net income.

Interest Rate Risk

          Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, our non-linked and U.S. dollar linked long-term loans and our factoring agreement. These are principally denominated in (i) NIS and bear annual interest ranging from 6.95% to 7.5% as of December 31, 2005; and (ii) U.S. dollars and bear interest ranging from 6.27% to 6.39% as of December 31, 2005. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines, long-term loans and factoring agreement. Our potential loss over one year that would result from a hypothetical change of 1% in the interest rate would be approximately $55,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15.	CONTROLS AND PROCEDURES

          Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our Board of Directors has determined that Mr. Eliyaho Tov, an outside director, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. For a brief listing of Mr. Tov’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accountants

          The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accountants, Somekh Chaikin, a member firm of KPMG International. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,

	2004	2005

Services Rendered	Fees

	(In thousands)
Audit (1)	NIS 302	NIS 511
Tax (2)	13	28
Other	--	--
Total	NIS 315	NIS 539

(1)

Audit fees relate to services that are normally provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide.

(2)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

Pre-Approval Policies and Procedures

          Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

          Neither we nor any affiliated purchaser has purchased any of our securities during 2005.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Consolidated and Company Financial Statements.

Report of Independent Registered Public Accounting Firm	F-1

Consolidated and Company Balance Sheets	F-2

Consolidated and Company Statements of Operations	F-4

Consolidated and Company Statements of Changes in Shareholders’ Equity	F5

Consolidated and Company Consolidated Statements of Cash Flows	F-6

Notes to the Consolidated and Company Financial Statements	F-9

ITEM 18.	FINANCIAL STATEMENTS

          Not applicable.

ITEM 19.	EXHIBITS

          Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant, as amended (2)

2.1	Specimen of Share Certificate (1)

4.1	Indemnity Agreement provided to Arieh Reichart dated December 5, 1996 and a schedule of similar indemnity agreements provided by the Registrant to its officers and directors (1)

4.2	1996 Employee Stock Option Plan (1)

4.3	2000 Stock Option Plan (3)

4.4	2005 Stock Option Plan (4)

4.5	Services Factoring Agreement dated July 8, 2003 (5)

4.6	Share Purchase Agreement between En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat, Mr. Thomas Kubat and Ms. Heike Heidenreich dated June 10, 2002 (6)

4.7	Extension of Put/Call Option Agreement among En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat dated May 4, 2005 (7)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, a member firm of KPMG International

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, filed with the Securities and Exchange Commission and incorporated herein by reference.

(2)	Filed as Exhibit 3.2 to our Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(3)	Filed as Exhibit 10.4 to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(4)

Filed as Appendix A to the Proxy Statement for our 2005 Annual General Meeting of Shareholders filed on Report of Foreign Private Issuer on Form 6-K for the month of November 2005, and incorporated herein by reference.

(5)	Filed as Exhibit 10.5 to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

(6)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(7)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

Eltek Ltd.

Consolidated and Company Financial Statements as of December 31, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
 Eltek Ltd.

We have audited the accompanying balance sheets of Eltek Ltd. (the “Company”) and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated and Company statements of operations, changes in shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2005. These Company and consolidated financial statements are the responsibility of the Company’s Board of Directors and its Management. Our responsibility is to express an opinion on these consolidated and Company financial statements based on our audits.

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

In our opinion, the financial statements, referred to above present fairly, in all material respects, the financial position of the Company and of the Company and its subsidiaries as of December 31, 2005 and 2004 and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel.

As discussed in Note 2C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Generally accepted accounting principles in Israel vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences with respect to the financial statements of the Company and of the Company and its subsidiaries is summarized in Note 28 to the financial statements.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

April 4, 2006

Eltek Ltd.

Balance Sheets - Consolidated and Company

Reported amounts (see Note 2B(6))
		Consolidated		Company		Convenience translation into US Dollars Consolidated (Note 2H)
	Note	December 31 2004	December 31 2005	December 31 2004	December 31 2005	December 31 2005
						Unaudited
		NIS in thousands				US$ in thousands

Assets

Current assets

Cash and cash equivalents	3	4,274	7,258	2,436	5,773	1,577

Receivables:

Trade	4	23,835	22,743	22,072	21,457	4,941
Other	5	1,158	2,173	1,329	2,284	472

Inventories	6	13,633	16,051	11,908	13,991	3,487
Prepaid expenses		563	986	454	910	214

Total current assets		43,463	49,211	38,199	44,415	10,691

Deferred taxes	24	753	697	-	-	151

Long-term investments	7	-	-	10,674	8,627	-

Property and
equipment, net	8	31,569	32,969	27,485	29,918	7,163

Goodwill	1; 9	4,656	3,735	-	-	811

Total assets		80,441	86,612	76,358	82,960	18,816

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Balance Sheets - Consolidated and Company

Reported amounts (see Note 2B(6))

		Consolidated		Company		Convenience translation Consolidated (Note 2H)
	Note	December 31 2004	December 31 2005	December 31 2004	December 31 2005	December 31 2005
						Unaudited
		NIS in thousands				US$ in thousands

Liabilities and
shareholders' equity

Current liabilities
Short-term credit and current
maturities of long-term debts	10	19,589	17,561	19,589	17,561	3,815
Trade payables	11	23,577	25,176	22,633	24,273	5,470
Other liabilities and accrued
expenses	12	11,083	10,914	9,936	9,843	2,371

Total current liabilities		54,249	53,651	52,158	51,677	11,656

Long-term liabilities
Long-term debts, excluding
current maturities	13	6,687	7,607	6,687	7,607	1,653
Employee severance
benefits, net	14	1,048	274	956	143	60

Total long-term liabilities		7,735	7,881	7,643	7,750	1,713

Minority interests		1,900	1,547	-	-	335

Convertible note	16	1,566	1,820	1,566	1,820	395

Commitments and
contingent liabilities	15
Shareholders' equity	17
Ordinary shares, NIS 0.6
par value
Authorized 50,000,000
shares, issued and
outstanding 5,602,511 shares
as of December 31, 2005
(5,491,711 shares as of
December 31, 2004)		29,698	29,765	29,698	29,765	6,466
Additional paid-in capital		52,500	54,553	52,500	54,553	11,852
Capital reserves related to loans
from controlling shareholders		10,010	10,010	10,010	10,010	2,175
Cumulative foreign currency
translation adjustments		2,574	1,916	2,574	1,916	416
Capital reserves		6,685	6,685	6,685	6,685	1,452
Accumulated deficit		(86,476)	(81,216)	(86,476)	(81,216)	(17,644)

Total shareholders' equity		14,991	21,713	14,991	21,713	4,717

Total liabilities and
shareholders' equity		80,441	86,612	76,358	82,960	18,816

/s/ Arieh Reichart —————————————— Arieh Reichart President, Chief Executive Officer	/s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer	/s/ Nissim Gilam —————————————— Nissim Gilam Chairman of the board of directors

Date: April 4, 2006

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Statements of Operations - Consolidated and Company

								Convenience Translation into US Dollars (Note 2H)
		Consolidated			Company			Consolidated
	Note	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2005
								Unaudited
		** Adjusted amounts	* Reported amounts	* Reported amounts	** Adjusted amounts	* Reported amounts	* Reported amounts
		NIS in thousands, (except earnings (loss) per NIS 1 par value of share capital)						US$ in thousands

Revenues	18	108,303	125,002	144,429	93,817	108,785	128,459	31,378
Cost of revenues	19	(102,643)	(109,998)	(115,733)	(90,803)	(95,331)	(102,242)	(25,143)

Gross profit		5,660	15,004	28,696	3,014	13,454	26,217	6,235
Research and development income (expenses), net	20	18	-	(646)	18	-	(646)	(140)
Selling, general and administrative expenses	21	(14,996)	(18,265)	(19,862)	(11,687)	(15,054)	(16,361)	(4,315)
Amortization of goodwill	9	(584)	(593)	(593)	-	-	-	(129)

Operating income (loss)		(9,902)	(3,854)	7,595	(8,655)	(1,600)	9,210	1,651
Financial expenses, net	22	(2,989)	(2,948)	(2,656)	(2,226)	(2,281)	(2,381)	(577)

Income (loss) before other income (expenses), net		(12,891)	(6,802)	4,939	(10,881)	(3,881)	6,829	1,074
Other income (expenses), net	23	(20)	52	103	(108)	43	111	22

Income (loss) before tax benefit (expenses)		(12,911)	(6,750)	5,042	(10,989)	(3,838)	6,940	1,096
Tax benefit (expenses)	24	(194)	713	-	96	-	-	-

Income (loss) after tax benefit (expenses)		(13,105)	(6,037)	5,042	(10,893)	(3,838)	6,940	1,096
Company's share in losses of subsidiaries, net	7	-	-	-	(2,094)	(2,017)	(1,680)	-
Minority interests		118	182	218	-	-	-	47

Net income (loss)		(12,987)	(5,855)	5,260	(12,987)	(5,855)	5,260	1,143

Basic and diluted net earnings (loss) per NIS 1
par value of the share capital***		(3.61)	(1.36)	1.29	(3.61)	(1.36)	1.29	0.28

Weighted average NIS 1 par value of share capital
used to compute basic and diluted net earnings (loss)		3,569	4,131	4,209	3,569	4,131	4,209

*	See Note 2B(6).
**	See Note 2B(5).
***	Ordinary shares of a par value of NIS 0.6 each.

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Statement of Changes in Shareholders' Equity (Consolidated and Company)

	Number of ordinary Shares**	Ordinary shares	Additional paid-in capital	Capital reserves related to loans from controlling shareholders	Cumulative foreign currency translation adjustments	Capital reserves	Accumulated deficit	Total shareholders' equity
		(NIS thousands, except number of shares)
		** Adjusted amounts

Balance as of December 31, 2002	4,885,651	29,334	51,985	10,010	539	6,685	(67,634)	30,919
Changes during the year
Foreign currency translation
adjustments	-	-	-	-	1,465	-	-	1,465
Net loss	-	-	-	-	-	-	(12,987)	(12,987)

Balance as of December 31, 2003	4,885,651	29,334	51,985	10,010	2,004	6,685	(80,621)	19,397

	* Reported amounts

Balance as of January 1, 2004	4,885,651	29,334	51,985	10,010	2,004	6,685	(80,621)	19,397
Changes during the year
Conversion of convertible note	606,060	364	515	-	-	-	-	879
Foreign currency translation
adjustments	-	-	-	-	570	-	-	570
Net loss	-	-	-	-	-	-	(5,855)	(5,855)

Balance as of December 31, 2004	5,491,711	29,698	52,500	10,010	2,574	6,685	(86,476)	14,991
Changes during the year
Exercise of employee stock options	110,800	67	2,053	-	-	-	-	2,120
Foreign currency translation
adjustments	-	-	-	-	(658)	-	-	(658)
Net income	-	-	-	-	-	-	5,260	5,260

Balance as of December 31, 2005	5,602,511	29,765	54,553	10,010	1,916	6,685	(81,216)	21,713

US$ in thousands (Note 2H)

Convenience translation year
ended December 31, 2005 (Unaudited)	6,466	11,852	2,175	416	1,452	(17,644)	4,717

*	See Note 2B(6)
**	See Note 2B(5).
***	Ordinary shares of a par value of NIS 0.6 each.

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Statements of Cash Flows - Consolidated and Company

							Convenience translation into US Dollars (Note 2H)
	Consolidated			Company			Consolidated
	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2005
							Unaudited
	** Adjusted amounts	* Reported amounts	* Reported amounts	** Adjusted amounts	* Reported amounts	* Reported amounts
	NIS thousands						US$ in thousands

Cash flows from operating activities
Net income (loss)	(12,987)	(5,855)	5,260	(12,987)	(5,855)	5,260	1,143

Adjustments to reconcile net income (loss) to net
cash flows provided by operating activities:
Inflationary and exchange rate impact on long- term debts	(706)	12	555	(706)	12	555	121
Depreciation	14,938	13,428	10,904	12,993	11,766	9,630	2,368
Amortization of goodwill	584	593	593	-	-	-	129
Gain on disposal of fixed assets, net	(200)	(86)	(103)	(112)	(77)	(111)	(22)
Company's share in losses of subsidiaries, net	-	-	-	2,094	2,017	1,680	-
Minority interests	(118)	(182)	(218)	-	-	-	(47)
Increase (decrease) in employee severance benefits, net	(62)	103	(767)	(69)	92	(813)	(167)
Decrease (increase) in trade receivables	5,721	(3,988)	963	5,557	(3,252)	615	209
Decrease (increase) in other receivables and prepaid expenses	20	1,265	(1,458)	(682)	1,270	(1,411)	(317)
Increase in inventories	(632)	(379)	(2,544)	(222)	(290)	(2,083)	(553)
Increase (decrease) in trade payables	(503)	1,192	904	(1,381)	1,491	851	196
Increase (decrease) in other liabilities and accrued expenses	391	2,452	15	423	2,623	(93)	3
Accrued interest on convertible note	105	147	172	105	147	172	37
Interest and exchange rate differentials relating to subsidiaries, net	-	-	-	(548)	(764)	(222)	-
Deferred taxes	-	(753)	-	-	-	-	-

Net cash provided by operating activities	6,551	7,949	14,276	4,465	9,180	14,030	3,100

*	See Note 2B(6).
**	See Note 2B(5).

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Statements of Cash Flows - Consolidated and Company (cont'd)

							Convenience translation into US Dollars (Note 2H)
	Consolidated			Company			Consolidated
	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2005
							Unaudited
	** Adjusted amounts	* Reported amounts	* Reported amounts	** Adjusted amounts	* Reported amounts	* Reported amounts
	NIS thousands						US$ in thousands

Cash flows used in investing activities:
Investment in subsidiary	-	-	-	(5)	(90)	(69)	-
Purchase of fixed assets	(3,797)	(1,470)	(12,628)	(1,631)	(1,189)	(12,067)	(2,743)
Proceeds from sale of fixed assets	304	188	164	217	177	115	36

Net cash used in investing activities	(3,493)	(1,282)	(12,464)	(1,419)	(1,102)	(12,021)	(2,707)

Cash flows provided by (used in) financing activities:
Decrease in short- term credit	(1,388)	(726)	(1,603)	(1,339)	(726)	(1,603)	(348)
Repayment of long-term loans	(6,116)	(6,164)	(7,499)	(6,116)	(6,164)	(7,499)	(1,629)
Long-term loans received	-	-	8,310	-	-	8,310	1,805
Exercise of employee stock options	-	-	2,120	-	-	2,120	461
Issuance of convertible note	2,166	-	-	2,166	-	-	-

Net cash provided by (used in) financing activities	(5,338)	(6,890)	1,328	(5,289)	(6,890)	1,328	289

Adjustments from translation of financial
statements of foreign entity	414	126	(156)	-	-	-	(34)

Net increase (decrease) in cash and cash equivalents	(1,866)	(97)	2,984	(2,243)	1,188	3,337	648
Cash and cash equivalents at beginning of the year	6,237	4,371	4,274	3,491	1,248	2,436	929

Cash and cash equivalents at end of the year	4,371	4,274	7,258	1,248	2,436	5,773	1,577

*	See Note 2B(6).
**	See Note 2B(5).

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Statements of Cash Flows - Consolidated and Company (cont'd)

Convenience translation into US Dollars (Note 2H)
	Consolidated			Company			Consolidated
	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2005
Unaudited
	** Adjusted amounts	* Reported amounts	* Reported amounts	** Adjusted amounts	* Reported amounts	* Reported amounts
	NIS thousands						US$ in thousands

Supplemental Cash Flow Information

Non-cash activities:

Conversion of convertible note into
share capital	-	879	-	-	879	-	-

*	See Note 2B(6).
**	See Note 2B(5).

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 1	–	General

a.	Eltek Ltd. (“the Company”) was incorporated in Israel in 1970. The Company manufactures and supplies advanced printed circuit boards (“PCB”), complex multi-layer back-panels, flex and flex rigid circuit boards for electronic equipment. The principal markets of the Company are in Israel and Europe.

b.	In June 2002, the Company established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. (“EN-Eltek”), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH (see below and Note 2(E)(1)). The excess of the consideration paid over the fair value of 76% of the shares of Kubatronik’s assets and liabilities was attributed to goodwill.

c.	The Company has recorded a profit of NIS 5.3 million in 2005 after three years of net losses, and as at December 31, 2005 has a working capital deficit of NIS 7.3 million and an accumulated deficit of NIS 81.2 million.

The Company is dependent upon bank credit to finance its operations. The credit lines and facilities are subject to compliance with financial covenants and meeting its projections.

Financial covenants in respect of the Company’s credit facilities and long-term debt require the Company to maintain the higher of shareholders’ equity of NIS 20.0 million or 20% of the Company’s total assets. For these purposes, shareholders’ equity includes the Company’s outstanding convertible note and excludes prepaid expenses. As of December 31, 2005, the Company was in compliance with such covenants.

In June 2003, the Company signed a factoring agreement with U Bank Ltd. (formerly Investec Bank (Israel) Ltd.) (“U Bank”), pursuant to which the Company is entitled to $ 1.0 million factoring facilities, in consideration for the assignment to U Bank of an equal amount of the Company’s accounts receivable.

Such factoring facilities are subject to the consent of the Company’s banks that has been granted until June 30, 2007.

The Company received an infusion of US$ 500,000 by means of issuance of a convertible note in July 2003, out of which US$ 200,000 was converted into ordinary shares in January 2004.

In 2005, 110,800 employee stock options were exercised into shares with capital contribution of NIS 2,120 thousand.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 1	–	General (cont’d)

Acquisition of Kubatronik Leiterplatten GmbH

On June 10, 2002, the Company acquired 76% of the shares of Kubatronik – Leiterplatten GmbH (“Kubatronik”) for the consideration of € 2.6 million (NIS 11.8 million as of the date of acquisition).

Pursuant to the agreement, the seller has until December 31, 2007, the right to require the Company to purchase (“Put option”), and the Company has the right to require the seller to sell to the Company (“Call option”), the seller’s remaining 24% interest in Kubatronik, until December 31, 2007. Through the date of these financial statements the seller has not approached the Company to exercise the put option.

The acquisition resulted in the recognition of goodwill in the amount of €1.1 million (NIS 5 million as of the date of acquisition) – see Note 9.

Note 2	–	Significant Accounting Policies

A.	Basis of preparation of financial statements

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”), which vary in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as described in Note 28.

B.	Definitions

Certain terms used in these financial statements are defined as follows:

(1)	Related parties – as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (“ICPAI”) are:

(a)	Parties, one of which directly or indirectly –

(1)	owns 10% or more of the issued share capital of the other party, or of its voting rights or of the rights to appoint its directors, or
(2)	has the right to appoint its Chief Executive Officer (“CEO”), or
(3)	acts as its director or CEO.

(b)	Any corporate body in which a party mentioned in (a) above owns 25% or more of its issued share capital or of its voting rights or of the rights to appoint its directors.

(c)	Spouses and minor children of the parties mentioned in (a) above.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

B.	Definitions (cont’d)

(d)	Interested parties – as defined in Section 1 of the Israeli Securities Law:

(1)	The holder of five percent or more of the issued share capital or voting rights of a company, a person who has the right to appoint one or more directors of a company or its CEO, a person serving as the CEO or as a director, an entity in which a person as described above holds twenty five percent or more of its issued share capital or of its voting rights, or has the right to appoint twenty five percent or more of its directors.

(2)	A subsidiary of a company, other than a nominee company.

(2)	Subsidiaries – companies whose financial statements are fully consolidated with those of the Company, whether held directly or indirectly.

(3)	CPI – Israeli consumer price index as published by the Israeli Central Bureau of Statistics.

(4)	NIS – New Israeli Shekels.

(5)	Adjusted amount – the nominal historical amount adjusted in accordance with the provisions of Opinions 23, 34, 36 and 37 of the ICPAI.

(6)	Reported amount – The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

(7)	Adjusted financial reporting – Financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50 of the ICPAI.

(8)	Nominal financial reporting – Financial reporting based on reported amounts.

C.	Financial statements reported New Israeli Shekels (NIS)

(1)	In October 2001, the Israel Accounting Standards Board (“IASB”) published Accounting Standard No. 12, “Discontinuance of Adjustment of Financial Statements”. Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements for the effect of inflation was discontinued as of January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the consolidated and Company financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. The Company has implemented the provisions of the standard and has accordingly discontinued the adjustments as of January 1, 2004.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

C.	Financial statements reported New Israeli Shekels (NIS) (cont’d)

(2)	Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

(3)	The term “cost” in these financial statements means the reported amount of cost.

(4)	The financial statements of certain subsidiaries are stated on basis of the changes in the exchange rates of their relevant functional currencies.

(5)	Comparative data for the year ended December 31, 2003 are stated on the basis of the adjusted CPI of December 31, 2003.

Balance sheets:

a.	Non-monetary items are stated at reported amounts.

b.	Monetary items are stated in the balance sheet at their nominal values as at balance sheet date.

Statement of operations:

a.	The Company’s equity in the operating results of investee companies and the share of minority shareholders in the results of subsidiaries are determined on the basis of the reported financial statements of those companies.

b.	Income and expenses derived from non-monetary items included in the balance sheet are derived from the difference between the reported amounts of the opening balance and the reported amounts of the closing balance.

c.	The other income and expense items (such as sales, cost of revenues, etc.) are presented at their nominal values.

D.	Translation of foreign entity operations

As of January 1, 2004 the Company implemented Accounting Standard No. 13, “Effect of Changes in Exchange Rates of Foreign Currency”. The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign subsidiaries for the purpose of including them in the financial statements of the reporting entity. The standard provides rules for classifying foreign operations as foreign investee or as an integrated investee, on the basis of the indications described in the standard and the use of discretion, and it provides the method for translating the financial statements of foreign investees, as follows:

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

D.	Translation of foreign entity operations (cont’d)

The financial statements of a foreign subsidiary are translated into Israeli currency as follows:

(1)	The assets and liabilities, both monetary and non-monetary, are translated according to the closing exchange rate including the goodwill arising upon the acquisition of the subsidiary.

(2)	Income and expense items are translated according to the average exchange rate, on a quarterly basis.

(3)	All the resulting exchange rate differences are classified as a separate item of shareholders’ equity until the disposal of the net investment.

E.	Principles of consolidation

1.	The consolidated financial statements include the accounts of the Company and its subsidiaries (EN-Eltek, Kubatrunik, Eltek International and Eltek Europe).

2.	All intercompany transactions and balances were eliminated in consolidation.

F.	Rate of exchange and linkage bases

1.	a.	Monetary assets and liabilities denominated in, or linked to, foreign currencies have been recorded based on the representative exchange rate prevailing at the balance sheet date as published by the Bank of Israel.

b.	Non-monetary assets and liabilities denominated in, or linked to foreign currencies have been recorded based on the representative exchange rate prevailing on the transaction date as published by the Bank of Israel.

c.	Transactions denominated in foreign currency are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company’s monetary items at exchange rates that are different than those by which they were initially recorded during the period, or reported in previous financial statements, are charged to income or expenses.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

F.	Rate of exchange and linkage bases (cont’d)

2.	Balances linked to the CPI are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

3.	Details of the CPI and the representative exchange rates are as follows:

	Israeli CPI	Exchange rate of one dollar	Exchange rate of one Euro
	Points	NIS	NIS

For the year ended:
December 31, 2003	178.58	4.379	5.533
December 31, 2004	180.74	4.308	5.877
December 31, 2005	185.05	4.603	5.447

	%	%	%

Changes during the year ended:
December 31, 2003	(1.89)	(7.56)	11.33
December 31, 2004	1.21	(1.62)	6.22
December 31, 2005	2.39	6.85	(7.32)

G.	Estimates and assumptions in the financial statements

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

These are management’s best estimates based on experience and historical data, however, actual results may vary from these estimates.

H.	Unaudited convenience translation

For the convenience of the reader, the reported consolidated NIS figures of December 31, 2005 have been presented in U.S. dollar thousands (unaudited), translated at the representative rate of exchange as of December 31, 2005 (NIS 4.603 = U.S. Dollar 1.00). The U.S. dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in U.S. dollars or convertible into U.S. dollars.

I.	Cash and cash equivalents

Cash equivalents are considered by the Company to be highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not encumbered by a lien.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

J.	Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable is determined based on management’s estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific debtors, including their financial condition and volume of their operation.

K.	Inventories

Inventories are recorded at the lower of cost or market value. Cost is determined on the moving average basis.

L.	Property and equipment

1.	Assets are recorded at cost.

2.	Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

	Mostly	Range
	%	%

Machinery and equipment	15	5-33
Office furniture and equipment	6	6-33
Motor vehicles	20	15-30
Leasehold improvements	10	3-25

The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

3.	Fixed asset financing transactions

The Company signed financing agreements with two of its equipment suppliers (see Note 13B), to acquire machinery and equipment with long-term payment terms. These acquisitions are recorded in the financial statements as capital leases. Depreciation is computed by the straight line method over the machinery’s useful life.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

M.	Investments in investee companies

Investments in subsidiaries are stated in the Company only financial statements under the equity method, that is, at cost plus the Company’s share of the post-acquisition gains or losses.

The excess of the cost of the investment over the fair value of identified assets net of the fair value of identified liabilities (after allocation of taxes resulting from temporary differences) as at the date of acquisition is recorded as goodwill.

The Company applies Accounting Standard No. 20 “Amortization of Goodwill”. According to the standard, goodwill is systematically amortized over the period of its useful life. The amortization period is for 10 years and reflects the best possible estimate of the period over which the Company anticipates to obtain future economic benefits from the Goodwill.

See also Note X(5) hereunder regarding an amendment to Accounting Standard No. 20.

N.	Deferred taxes

Effective January 1, 2005, the Company applies Accounting Standard No. 19 – “Accounting for Income Taxes”. Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled. The transition to the new standard did not have an effect on the Company.

Management cannot reasonably determine the Company’s ability to utilize at least part of the net deferred tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards in the foreseeable future. Therefore, the Company did not record any deferred tax asset.

The Company believes that its subsidiary, Kubatronik will utilize at least part of its carryforward tax losses and therefore a deferred tax asset has been recorded (see Notes 24(H) and 24(I)).

O.	Financial instruments

The financial statements include disclosures relating to the fair value of financial instruments.

With regard to current financial assets and liabilities and long-term liabilities, the respective carrying values approximate their fair value.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

P.	Convertible note

Convertible note is classified in the balance sheet based on the probability of its conversion, as provided in Opinion 53 “Accounting for Convertible Liabilities” of the ICPAI. Convertible notes, the conversion of which is not probable, are included as a liability at their amortized cost liability amount. Convertible notes, the conversion of which is probable, are stated between the items “long-term liabilities” and “shareholders’ equity”, in accordance with the greater of their amortized cost or cost. See Note 16 and also Note X(1) regarding Accounting Standard No. 22.

Q.	Impairment in value of assets

The Company applies (for both Company and consolidated financial statements) Accounting Standard No. 15 – Impairment in Value of Assets (hereinafter – the standard). The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

The standard applies to all the assets in the consolidated balance sheet, deferred tax assets and monetary assets (excluding monetary assets which are investments in investee companies that are not subsidiaries). In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has been impaired. When the value of an asset in the consolidated balance sheet is higher than its recoverable value, the Company recognizes a loss from the impairment in value in the amount of the difference between the book value of the asset and its recoverable value. The loss thus recognized will be reversed only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent loss from the decline in value was recognized.

R.	Factoring of financial assets

In June 2003, the Company entered into an accounts receivable factoring agreement with U Bank. Under the terms of the agreement, the Company is able to factor receivables, with U Bank on a non-recourse basis, provided that U Bank approves the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities”issued by the Financial Accounting Standards Board.

There have been no instances in which the Company has had to reimburse U Bank for accounts receivables as a result of a commercial dispute. The Company does not expect to make any reimbursements in the foreseeable future.

As at December 31, 2005, net trade receivables amounting to NIS 2,435 thousand were factored out of an avaliable NIS 4,603 thousand available (December 31, 2004 – NIS 4,200 thousand) (See Note 15A).

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

S.	Revenue recognition

The Company recognizes revenues when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixable or determinable. Commission income is accounted for on the accrual basis.

T.	Research and development

Research and development costs, net of grants from the Office of the Chief Scientist in the Ministry of Industry and Trade of the Government of Israel (OCS), are expensed as incurred. See also Note 20.

U.	Earnings (loss) per 1 NIS par value of share capital

Earnings (loss) per share have been calculated in accordance with Opinion No. 55 –“Earnings per share” of the ICPAI.

The calculation of the basic earnings (loss) per share takes into consideration convertible securities that were issued by the Company if it is considered likely that they will be converted or exercised in accordance with tests stipulated in opinions of the ICPAI.

The calculation of the diluted earnings (loss) per share takes into consideration convertible securities issued by the Company and its investee companies that were not included in the calculation of the basic earnings (loss) per share if their conversion or exercise does not increase the earnings (decrease the loss) per share (i.e., does not have an anti-dilutive effect).

V.	Employee stock option expenses

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its stock options. Under this method for fixed-plans, compensation expenses are recorded only if the current market price of the underlying stock exceeds the exercise price on the date of grant.

W.	Segment reporting

Segment reporting is presented according to Accounting Standard No. 11 of the IASB.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

X.	Disclosure of effect of new accounting standards in the pre-application period

1.	In July 2005, the IASB published Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation” (hereinafter – the Standard). The Standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure requirements. Furthermore, the Standard provides the guidelines for classifying financial instruments as financial liabilities or shareholders’ equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated. The Company’s management expects that the effect of the new standard will not have a material effect in the financial statements, except classification of the Company’s convertible debentures net of the issuance costs into a liability component or an equity component.

2.	In September 2005, the IASB published Accounting Standard No. 24, “Share- Based Payments” (hereinafter – the Standard). The Standard requires that share-based payments, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the standard, share-based payment transactions in which goods or services are received will be recognized at their fair value. The Standard will apply to financial statements for periods beginning as from January 1, 2006 and early implementation is recommended. The instructions of the Standard should be applied to each share-based payment transaction executed after March 15, 2005 that has not yet vested until the effective date of the Standard. Furthermore, it is required that comparative data relating to periods after March 15, 2005 be restated. Since the Company’s new stock option plan (see Note 17) is fully vested, the new standard is not expected to have a material effect on the financial statements. This standard may have a material effect if the Company adopts new stock option plans in the future, which cannot be determined at this point.

3.	In February 2006, the IASB Accounting Standard No. 21, “Earnings per Share (hereinafter – the Standard). The Standard provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders of the reporting entity (the numerator) with the weighted average number of ordinary shares outstanding (the denominator) during the period. In order to calculate the diluted earnings per share an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares in respect of the effects of all the dilutive potential ordinary shares. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The instructions of the Standard regarding earnings per share are to be implemented retroactively on comparative data for prior periods. The implementation of the Standard will result in a basic earnings (loss) per share of NIS 0.94 and NIS (1.07) for the years 2005 and 2004, respectively, and a diluted earnings (loss) per share of NIS 0.75 and NIS (1.07) for the years 2005 and 2004, respectively

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

X.	Disclosure of effect of new accounting standards in the pre-application period (cont’d)

4.	In February 2006, the IASB published Accounting Standard No. 25, “Revenues” (hereinafter – the Standard). The Standard provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) of revenues derived from the selling of goods, the rendering of services, and the use of the entity’s assets by others, which generate interest, royalties and dividends. The Standard provides that an entity is to measure its revenues according to the fair value of the proceeds received and/or the proceeds the entity is entitled to receive. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, will implement the requirements of the Standard retroactively with respect to its revenues for all the periods reported as comparative figures in the financial statements for periods beginning from the date the Standard comes into effect. Assets and liabilities that are included in the financial statements as at December 31, 2005 at amounts different from those that would have been reported if the instructions of the Standard had been implemented will be adjusted as at January 1, 2006 to the amounts that would have been reported according to the instructions of this Standard. The effect of adjusting the amounts of assets and liabilities as at January 1, 2006 as aforementioned, is required to be recognized as a cumulative effect of change in accounting method. Other than the aforementioned, the comparative figures in the financial statements for periods beginning from the date the Standard comes into effect will be presented as in the past. The new standard is not expected to have any effect on the Company and Consolidated financial statements.

5.	In March 2006, the IASB published an amendment to Accounting Standard No. 20, “The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee Company” (hereinafter – the Standard). The new Standard replaces Accounting Standard No. 20, “Goodwill Amortization Period”. In accordance with the Standard, goodwill and intangible assets with an indefinite useful life, which were identified at the time of purchasing an investee company, will not be amortized. Instead, an examination of impairment in value should be performed once a year or more frequently if events or changes in circumstances indicate that there may have been an impairment in the value of goodwill or of an intangible asset with an indefinite useful life. The Standard applies to financial statements for periods beginning on January 1, 2006 or thereafter. The transition date for discontinuing the amortization of goodwill is January 1, 2006. Accordingly, an entity is to discontinue amortizing goodwill included in the financial statements, including goodwill included in the balance of an investment in an investee company that is not a subsidiary, as at January 1, 2006. On the transition date, the entity will also test for the impairment in the value of goodwill in accordance with Accounting Standard No. 15. The financial statements for periods in which this Standard was not implemented will not be restated. The amortization of the goodwill amounted to NIS 593, NIS 593 and NIS 584 for the years ended December 31, 2005, 2004 and 2003, respectively.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2	–	Significant Accounting Policies (cont’d)

X.	Disclosure of effect of new accounting standards in the pre-application period (cont’d)

6.	In February 2006, the IASB published Clarification No. 8, Reporting Revenues on a Gross or Net Basis” (hereinafter – “the Clarification”). The Clarification provides that an entity acting as an agent or intermediary without bearing the risks and enjoying the rewards arising from the transaction will present its revenues on a net basis. On the other hand, an entity acting as a principal supplier that bears the risks and enjoys the rewards arising from the transaction will present its revenues on a gross basis. The Clarification provides a list of indications that have to be examined in order to determine whether the revenues should be reported on a gross or net basis. The Clarification applies to financial statements for periods beginning on or after January 1, 2006. The entity is required to retroactively implement the instructions of the clarification with respect to its revenues for all the periods reported as comparative data, which were not treated as prescribed in the Clarification. Implementation of the new Clarification is not expected to have any effect on the results of operations and financial position of the Company.

Y.	Derivative financial instruments

(1)	The gains and losses on derivative financial instruments held for hedging purposes in relation to existing assets and liabilities are recognized concurrently with the gains and losses on the hedged assets and liabilities.

(2)	The gains and losses on derivative financial instruments held as hedging instruments for firm commitments and anticipated transactions are deferred, and are recognized in the same period in which the gains and losses from the hedged transactions are recognized.

(3)	Derivative financial instruments, not held for hedging, are stated in the financial statements at their fair value. Changes in fair value are recognized in the Consolidated and Company statement of operations as financing item.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

Note 3	–	Cash and Cash Equivalents

	Consolidated		Company
	December 31 2004	December 31 2005	December 31 2004	December 31 2005

NIS	260	310	260	310
U.S. dollars	1,906	5,529	1,830	5,456
Euro	2,105	1,418	343	6
Others	3	1	3	1

	4,274	7,258	2,436	5,773

As for pledges on assets. See Note 15A.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 4	–	Trade Receivables

	Consolidated		Company
	December 31 2004	December 31 2005	December 31 2004	December 31 2005

Israeli customers	10,895	11,662	10,895	11,662
Foreign customers	13,502	12,055	11,523	10,686
Checks receivable	1,068	514	1,068	514

	25,465	24,231	23,486	22,862

Allowance for doubtful accounts	(1,630)	(1,488)	(1,414)	(1,405)

	23,835	22,743	22,072	21,457

As at December 31, 2005 one customer accounted for NIS 5,681 thousand of receivables (25% of the total consolidated trade receivables) (Company – 26.5%).
As at December 31, 2004 one customer accounted for NIS 6,766 thousand of receivables (28.4% of the total consolidated trade receivables) (Company – 30.7%).

As for pledges on assets. See Note 15A.

Note 5	–	Other Receivables

	Consolidated		Company
	December 31 2004	December 31 2005	December 31 2004	December 31 2005

Employees	131	124	126	120
Subsidiary	-	-	338	333
Commissions and other receivables	120	480	120	358
Advances to suppliers	334	90	331	32
Government of Israel and other
institutions	209	1,122	208	1,121
Government of Germany	364	357	206	320

	1,158	2,173	1,329	2,284

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 6	–	Inventories

	Consolidated		Company
	December 31 2004	December 31 2005	December 31 2004	December 31 2005

Raw materials:
On hand	7,477	8,496	6,530	7,568
In transit	451	101	451	99
Work-in-process	4,232	5,485	3,823	4,758
Finished products	1,473	1,969	1,104	1,566

	13,633	16,051	11,908	13,991

Note 7	–	Long-Term Investments

	Company
	December 31 2004	December 31 2005

A. Investments in subsidiaries:

Cost of shares and long-term loan	10,757	10,677
Loans to subsidiaries	3,558	3,929
Accumulated losses	(6,215)	(7,895)
Adjustments from translation of financial statements	2,574	1,916

	10,674	8,627

	Company
	December 31 2004	December 31 2005

B. Changes in the investments in subsidiaries

Balance at the beginning of the year	11,267	10,674

Changes during the year:
Share of losses	(2,017)	(1,680)
Accrued loan interest and investments made during the year	854	291
Adjustments from the translation of financial statements	570	(658)

Balance at the end of the year	10,674	8,627

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 8	–	Property and Equipment, Net

A.	Consolidated

	December 31, 2005
	Machinery and equipment	Leasehold improvements	Motor vehicles	Office furniture and equipment	Total

Cost
Balance as of
December 31, 2004	134,675	27,942	961	6,941	170,519
Additions	11,999	365	73	191	12,628
Disposals	(1,592)	(17)	(292)	(147)	(2,048)
Translation
adjustments of
subsidiary	(1,209)	(175)	(42)	(354)	(1,780)

Balance as of
December 31, 2005	143,873	28,115	700	6,631	179,319

Accumulated
Depreciation
Balance as of
December 31, 2004	111,270	20,335	804	6,541	138,950
Depreciation
during the year	9,205	1,456	72	171	10,904
Disposals	(1,540)	(17)	(289)	(141)	(1,987)
Translation
adjustments of
subsidiary	(1,015)	(122)	(34)	(346)	(1,517)

Balance as of
December 31, 2005	117,920	21,652	553	6,225	146,350

Net balance as of
December 31, 2005	25,953	6,463	147	406	32,969

Net balance as of
December 31, 2004	23,405	7,607	157	400	31,569

As for pledges on assets. See Note 15A.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 8	–	Property and Equipment, Net (cont’d)

B.	Company

	December 31, 2005
	Machinery and equipment	Leasehold improvements	Motor vehicles	Office furniture and equipment	Total

Cost
Balance as of
December 31, 2004	118,143	25,561	385	2,093	146,182
Additions	11,578	352	73	64	12,067
Disposals	(1,282)	-	(292)	-	(1,574)

Balance as of
December 31, 2005	128,439	25,913	166	2,157	156,675

Accumulated
Depreciation
Balance as of
December 31, 2004	97,797	18,686	362	1,852	118,697
Depreciation
during the year	8,136	1,379	24	91	9,630
Disposals	(1,281)	-	(289)	-	(1,570)

Balance as of
December 31, 2005	104,652	20,065	97	1,943	126,757

Net balance as of
December 31, 2005	23,787	5,848	69	214	29,918

Net balance as of
December 31, 2004	20,346	6,875	23	241	27,485

As for pledges on assets. See Note 15A.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 9	–	Goodwill

	Consolidated
	December 31 2004	December 31 2005

Balance at the beginning of the year	4,972	4,656
Goodwill amortization	(593)	(593)
Translation adjustments	277	(328)

	4,656	3,735

Note 10	–	Short-Term Credit and Current Maturities of Long-Term Debts

	Annual interest rate at December 31 2005	Consolidated and Company
		December 31 2004	December 31 2005
	%

In NIS (unlinked)	6.95%-7.50%	11,400	10,217
In U.S. dollars	6.27%-6.39%	1,525	1,105
Current maturities
of long-term
debts due to
banks (Note 13A)		6,664	6,239

		19,589	17,561

As to pledges securing the credit, see Note 15A.

Financial covenants in respect of the Company’s credit facilities and long-term loans require the Company to maintain the higher of shareholders’ equity of NIS 20.0 million or 20% of the Company’s total assets. For these purposes, shareholders’ equity includes the Company’s outstanding convertible note and excludes prepaid expenses. As of December 31, 2005, the Company was in compliance with such covenants. The Company’s management has programs and projects which it believes will enable it to continue these terms.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 11	–	Trade Payables

	Consolidated		Company
	December 31 2004	December 31 2005	December 31 2004	December 31 2005

Israeli suppliers	15,516	18,670	15,516	18,670
Foreign suppliers	4,733	4,146	3,789	3,243

	20,249	22,816	19,305	21,913
Checks payable	3,328	2,360	3,328	2,360

	23,577	25,176	22,633	24,273

"Israeli suppliers" included
current maturities of
long-term debts related to
fixed assets financing transactions
(Note 13B)	278	1,067	278	1,067

Note 12	–	Other Liabilities and Accrued Expenses

	Consolidated		Company
	December 31 2004	December 31 2005	December 31 2004	December 31 2005

Accrued payroll and related benefits	3,825	3,603	3,091	3,073
Provision for vacation and other
employee benefits	2,631	3,100	2,409	2,904
Government of Israel and other
institutions	19	120	19	120
Accrued expenses	4,041	3,425	3,867	3,273
Other liabilities	567	666	550	473

	11,083	10,914	9,936	9,843

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 13	–	Long-Term Debts, Excluding Current Maturities

A.	Banks

	Annual interest rate at December 31 2005	Consolidated and Company
		December 31 2004	December 31 2005
	%

Linkage terms

U.S. dollar	5.89-6.54	6,381	3,846
CPI	5.30-7.05	4,160	2,615
Unlinked	5.00-7.95	2,440	4,924

		12,981	11,385
Less - current maturities		(6,664)	(6,239)

		6,317	5,146

Financial covenants in respect of the Company’s credit facilities and long-term loans require the Company to maintain the higher of shareholders’ equity of NIS 20.0 million or 20% of the Company’s total assets. For these purposes, shareholders’ equity includes the Company’s outstanding convertible note and excludes prepaid expenses. As of December 31, 2005, the Company was in compliance with such covenants. The Company’s management has programs and projects which it believes will enable it to continue these terms.

B.	Long-term debt related to fixed assets financing transactions

U.S. dollars linked	4-4.89	648	3,528

Less - current maturities		(278)	(1,067)

		370	2,461

Total long-term debt		6,687	7,607

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 13	–	Long-Term Debts, Excluding Current Maturities (cont’d)

Consolidated and Company

C.	The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2005 are as follows:

	Consolidated and Company
	December 31 2004	December 31 2005

First year (current maturities)	6,942	7,306

Second year	5,178	3,540
Third year	1,509	1,699
Fourth year	-	1,551
Fifth year and thereafter	-	817

	6,687	7,607

	13,629	14,913

As to pledges securing the loans, see Note 15A.

Note 14	–	Employee Severance Benefits, net

Under Israeli law and labor agreements, the Company is required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.	The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the Company and accordingly, such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

In addition, occasionally, the Company deposits with a Central Severance Pay Fund (“CSPF”) in respect of those obligations under the Israeli Severance Pay Law which may not be covered in full by the above arrangements.

2.	In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 14	–	Employee Severance Benefits, net (cont’d)

3.	Kubatronik owns an insurance policy and makes regular deposits with an insurance company for securing pension rights on behalf of one of its key employees. Such amounts deposited and the related liabilities are reflected in the consolidated balance sheet.

In respect of its other employees, Kubatronik does not make any deposits for pension or retirement rights since such deposits are not required under the German law.

4.	Details of the provision and amounts funded:

	Consolidated		Company
	December 31 2004	December 31 2005	December 31 2004	December 31 2005

Liability for employee
severance benefits	4,105	4,523	3,890	4,290

Assets held for severance benefits	(3,057)	(4,249)	(2,934)	(4,147)

Employee severance benefits, net	1,048	274	956	143

Note 15	–	Commitments and Contingent Liabilities

A.	1.	The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its indebtedness with banks, as well as floating liens on all of its remaining assets in favor of the banks.

2.	As a guarantee of the implementation of the approved projects and in compliance with the conditions of the approval (see Note 24A), pledges have been recorded on the Company’s assets in favor of the State of Israel.

3.	The Company has also pledged a machine and a computer system to suppliers to secure its indebtedness.

4.	In June 2003, the Company signed a factoring agreement with U Bank, pursuant to which the Company was provided with a $ 1.0 million of factoring facility, in consideration for the assignment to U Bank of an equal amount of its accounts receivable. Such factoring facilities are subject to the consent of the Company’s banks that has been granted until June 30, 2007.

5.	The Company has signed an agreement with a consulting company to incorporate the “Theory of Constraint” (“TOC”) into its operation. The purpose is to improve several operational measures identified by the Company’s Management. Pursuant to the agreement in 2004 the Company paid consultation fees and agreed to pay bonuses to the consulting company based on its success. In the year ended December 31, 2004, the consulting company was not entitled to a bonus. During the year ended December 31, 2005, the consulting company was entitled to a bonus of NIS 517 thousand. The agreement will expire on September 30, 2008.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15	–	Commitments and Contingent Liabilities (cont’d)

B.	In June 2002, an action was initiated by a former employee, citing an alleged breach of an agreement for the payment of royalties in exchange for the use of his invention. The plaintiff is seeking damages of NIS 1.0 million. The Company denied liability and claimed that no agreement was entered into between the parties, no compensation was agreed upon, and that the amount of the claim is baseless. Based on the opinion of the Company’s legal counsel, the Company believes that it has good defenses against the claim and that the outcome of this matter will not have a material effect on its financial position or results of its operations. The claim has been diverted by the court to mediation. A mediation meeting took place in July 2005. No further meetings have been scheduled.

C.	As of December 31, 2005, the Company and Kubatronik are committed to purchase equipment, services and inventories costing approximately NIS 3.7 million (Company – NIS 3.6 million).

D.	1.	The premises occupied by the Company and Kubatronik are leased under operating agreements which expire in December 2011 and June 2008, respectively.

2.	Two parking areas that serve the employees of the Company and Kubatronik are leased under operating agreements which expire in December 2006 and December 2010, respectively.

3.	The Company has signed several lease and maintenance agreements for production equipment with supplier of equipment. Of such agreements, two principal agreements will expire in September 2009 and March 2010.

4.	Three production machines are leased under operating agreements which will expire in September 2007, January 2008 and April 2009.

5.	The Company has signed several other maintenance agreements for production equipment and software.

6.	The majority of the Company’s motor vehicles are leased under three year operating agreements.

7.	Minimum future payments due under the above agreements are as follows:

	Consolidated	Company
	December 31 2005	December 31 2005

First year	6,654	6,010
Second year	5,531	4,834
Third year	4,338	4,028
Fourth year	3,769	3,744
Fifth year and thereafter	5,708	5,698

	26,000	24,314

Payments required under operating lease agreements are charged to expense by the straight-line method over the periods of the respective leases.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15	–	Commitments and Contingent Liabilities (cont’d)

E.	Indemnification agreement

The Company entered into an indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer that will not exceed the lesser of US$ 2,000,000 or 25% of the Company’s shareholders’ equity.

F.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Israel and in Germany.

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit control of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by credit insurance policy that covers a material part of the trade receivables and by the large number and geographical dispersion of the Company’s customer base.

See also Note 25.

Note 16	–	Convertible Note

In July 2003, the Company issued a convertible note (the “Note”) in the principal amount of $500,000 to Merhav M.N.F Ltd. – an Israeli private company controlled by the Company’s major shareholder (“Merhav”).

The Note is due four years from its issuance date and bears interest at the rate of 10% per year, compounded on a quarterly basis.

Merhav has the right, at any time, to convert the Note and any accrued interest thereon into ordinary shares of the Company at a price of $ 0.33 per ordinary share, which was the price of the share at the time the terms of the Note were concluded. The Company may in its sole discretion repay the accrued interest on the principal of the Note to Merhav.

In January 2004, $ 200,000 of the principal amount of the Note was converted into 606,060 ordinary shares.

As of December 31, 2005, the Note including accrued interest is convertible into 1,198,173 ordinary shares which at such date would have constituted 17.6% of the Company’s ordinary shares after conversion.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 17	–	Shareholders’ Equity

A.	Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31 2004 and 2005	December 31 2004	December 31 2005
	(in thousands)	(in thousands)	(in thousands)

Number of shares:
Ordinary Shares of par value NIS 0.6 each	50,000	5,492	5,603
Amount in nominal NIS:
Ordinary Shares of par value NIS 0.6 each	30,000	3,295	3,362

B.	Options

In August 2000, the Company adopted the Eltek Ltd. 2000 Stock Option Plan (the “2000 Plan”). The 2000 Plan authorized the issuance of options to purchase an aggregate of 750,000 ordinary shares. The options generally (i) expire on the fifth anniversary of the date of grant, (ii) vest ratably over a three-year period and (iii) may not be exercised for a period of one year from the date of grant. The exercise prices of these options are equal to the market price of the underlying stock on the date of the grant.

As of December 31, 2005, options for the purchase of 7,600 ordinary shares having exercise price of $ 4.375 per share and options for the purchase of 20,000 ordinary shares having exercise price of $ 1.14 per share were outstanding under the 2000 Plan.

Besides the above mentioned options, the Company does not intend to grant additional options under the 2000 plan.

In November 2005, the Board of Directors of the Company adopted and the Shareholders subsequently approved the Eltek Ltd. 2005 Stock Option Plan (the “2005 Plan”). The aggregate number of options issued under the 2005 Plan amounted to 284,500 options. The options will expire two years from the date of the Shareholders’ Approval of such plan, which was December 11, 2005, and no awards may be made under the 2005 Plan after December 31, 2005. Options granted under the 2005 Plan were fully vested upon their award, and each option was designated as a Section 102(c) option of the Israeli tax ordinance. The exercise price per option was set to NIS 21 which equals the market price of the Company’s ordinary shares on date of grant. See Note 24B.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 17	–	Shareholders’ Equity (cont’d)

B.	Options (cont’d)

The option exercise price per share is NIS 21.

A summary of the Company’s option plans and the options that were granted to the Company’s employees and to the chairman of the board of directors is presented below:

		Number of options	Weighted average exercise price
			US$

Balance as at December 31, 2002		538,933	4.09
	Expired	(14,000)	1.75
	Forfeited	(71,600)	4.08

Balance as at December 31, 2003		453,333	4.16

	Granted	20,000	1.14
	Expired	(37,000)	1.75
	Forfeited	(21,400)	4.38

Balance as at December 31, 2004		414,933	4.22

	Granted	284,500	* 4.56
	Exercised	(110,800)	4.38
	Expired	(274,533)	4.38
	Forfeited	(2,000)	4.38

Balance as at December 31, 2005		312,100	4.34

*	Equal to NIS 21 at December 31, 2005.

The following table summarizes information concerning options outstanding at December 31, 2005.

Exercise prices		Number of options outstanding at December 31 2005	Number of options exercisable at December 31 2005	Remaining contractual life (in years)

U.S.$	4.38	7,600	7,600	0.4
U.S.$	1.14	20,000	6,666	3.9
NIS	21	284,500	284,500	1.9

		312,100	298,766

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 18	–	Revenues

Revenues by activities

	Consolidated (1)			Company (2)
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005

Sales of
manufactured
products	107,212	122,127	143,002	92,691	105,835	126,084
Sales of non-
manufactured
products	786	2,219	1,038	786	2,285	1,865
Commissions	305	656	389	340	665	510

	108,303	125,002	144,429	93,817	108,785	128,459

*	Adjusted amounts, see Note 2B(5).

(1)	During the year ended December 31, 2005, one customer accounted for NIS 44,213 thousand (30.6% of the total consolidated revenues).

During the year ended December 31, 2004, one customer accounted for NIS 15,359 thousand (12.3% of the total consolidated revenues).

During the year ended December 31, 2003, there was no customer who accounted for more than 10% of the total consolidated revenues.

(2)	During the year ended December 31, 2005, the Company had one customer who accounted for NIS 44,213 thousand (34.4% of the total Company’s revenues).

During the year ended December 31, 2004, the Company had one customer who accounted for NIS 15,359 thousand (14.1% of the total Company’s revenues).

During the year ended December 31, 2003, the Company had two customers who accounted for NIS 9,864 thousand (10.5%) and NIS 9,522 thousand (10.2%) of the total Company’s revenues.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 19	–	Cost of Revenues

	Consolidated			Company
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005

Cost of
materials
and non-
manufactured
products (1)	37,742	42,117	45,823	35,659	38,550	43,251
Payroll and
related
benefits	33,086	35,699	37,409	27,240	29,228	30,964
Manufacturing
expenses	18,088	19,491	23,540	15,713	16,265	19,935
Depreciation	14,517	13,136	10,710	12,665	11,561	9,489
Changes in
inventories of
finished
products
and work-in-
process**	(790)	(445)	(1,749)	(474)	(273)	(1,397)

	102,643	109,998	115,733	90,803	95,331	102,242

*	Adjusted amounts, see Note 2B(5).

**	Including changes in inventories of non-manufactured products.

(1)	During the year ended December 31, 2005, one major supplier accounted for NIS 10,384 thousand (22.4% of the total consolidated materials and non-manufactured products purchase costs) (Company – NIS 10,384 thousand (23.6%)).

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 20	–	Research and Development Expenses (Income), Net

	Consolidated and Company
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005

Payroll and payments to subcontractors	-	-	934

Raw materials	-	-	156

Depreciation	-	-	25

Approved grants from the OCS	(18)	-	(469)

	(18)	-	646

*	Adjusted amounts. See Note 2B(5).

In 2005, the Company was granted membership in OptiPac, a consortium within the framework of the MAGNET program of the OCS. The OptiPac target is to develop generic electro-optical packaging technologies for optical fiber based telecommunication systems and for several other industries and applications.

Under the terms of the consortium, each member of the consortium is provided with an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The OCS reimburses 66% of such approved research and development expenses.

These reimbursements are contingent upon the Company submitting periodic reports prepared in accordance with the requirement of the OCS but are not contingent upon royalties or any future payments being made by the Company. The Company has been in compliance with such OCS requirements.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21	–	Selling, General and Administrative Expenses

	Consolidated			Company
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005

Payroll and
related
benefits	7,386	8,437	9,467	5,674	6,416	7,174
Commissions	1,232	1,476	1,894	802	1,675	1,728
Export and
delivery
expenses	1,275	1,592	1,612	972	1,357	1,343
Office
maintenance	870	890	849	676	674	661
Traveling	422	594	762	349	430	691
Depreciation	421	292	169	328	205	116
Professional
services	1,420	2,215	2,786	1,012	1,809	2,370
Car
maintenance	579	710	749	516	624	645
Investors
relations	383	230	289	383	230	289
Other	1,008	1,829	1,285	975	1,634	1,344

	14,996	18,265	19,862	11,687	15,054	16,361

*	Adjusted amounts. See Note 2B(5).

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 22	–	Financial Expenses, Net

	Consolidated			Company
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005

Interest and
exchange rates
Expenses on
long- term loans
net of monetary
erosion	399	864	1,050	399	864	1,050
Expenses on
short-term
credit and bank
charges net of
monetary
erosion	1,706	1,465	1,541	1,692	1,450	1,522
Effect of
exchange rate
differences
expenses and
net gain from
derivative
instruments	(68)	319	(268)	(209)	263	(237)
Expenses on
convertible
note	112	150	254	112	150	254
Other financing
expenses
(income), net	840	150	79	232	(446)	(208)

	2,989	2,948	2,656	2,226	2,281	2,381

*	Adjusted amounts. See Note 2B(5).

Note 23	–	Other Income (Expenses), Net

	Consolidated			Company
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005

Indemnification
to customer	(161)	-	-	(161)	-	-
Gain on
disposals of
fixed assets, net	200	86	103	112	77	111
Customs charges	(59)	-	-	(59)	-	-
Other expenses	-	(34)	-	-	(34)	-

	(20)	52	103	(108)	43	111

*	Adjusted amounts. See Note 2B(5).

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24	–	Taxes on Income

A.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”)

1.	Certain of the Company’s investment programs in expanding its production facilities in Israel were granted “approved enterprise” status in accordance with the above Law. As of the date of these financial statements, one approved investment program is applicable to the Company.

The investment programs are based on the Alternative Benefits track and provide for tax benefits as follows: a zero tax rate on the Company’s undistributed income arising from the revenue that is derived from the “approved enterprise”, for a period of two years, starting with the year in which the “Approved Enterprise” first earns taxable income. The income so derived in the five subsequent years will be subject to tax at a reduced rate of 25%. The period of tax benefit relating to one of these programs have not yet commenced, and will expire no later than 2016 and expired in 2005 for the other.

Entitlement to the above benefits is conditional upon the Company complying with the conditions stipulated by the Law and the regulations promulgated thereunder, as well as the criteria set forth in the approval for the specific investment in the “approved enterprise”. In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Company may be required to refund the amount of the cancelled benefits, together with CPI linkage adjustment and interest. See Note 15(A)(2) for a pledge registered in this respect.

The period of tax benefits described above is limited to 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The Law also grants entitlement to claim accelerated depreciation for tax purposes on machinery and equipment used by the “approved enterprise”.

Income of the Company not derived from the “approved enterprise” is subject to the regular corporate tax rate, which is 34% in 2005.

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

2.	Amendments to the Law

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)	Companies that meet the criteria of the Alternative Benefit track tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audits will be the responsibility of the Income Tax Authorities as part of their tax audits. Request for pre-ruling is possible.

(b)	Tax benefits of the Alternative track include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24	–	Taxes on Income (cont’d)

A.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”)

2.	Amendments to the Law (cont’d)

(c)	In order to receive benefits in the Grant Path or the Alternative Benefit track, the industrial enterprise must contribute to the economic independence of the Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval has been obtained from the head of research and development at the OCS;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific market of at least 12 million residents.

(d)	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

(e)	For an expansion, a company is required to invest within three years the greater of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendment to the Law does not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued prior to December 31, 2004. Therefore, the amendments do not impact an existing Approved Enterprise which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits is 2004 or thereafter.

B.	Taxation of employee stock option plans

In respect to employee stock incentive plan, the 2003 Israeli tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% (the “Ordinary Income Route”) or the Company can waive the tax expense deduction and the employee will pay a reduced tax rate of 25% (the “Capital Gains Route”). Where there is no trustee arrangement, the employee is fully taxed and no expense deduction is allowed to the Company. There are detailed provisions for implementing these tracks. The tax reform’s new regulations do not apply for options granted before December 31, 2002. The options granted by the Company during 2004 and 2005 were granted pursuant the Capital Gains Route.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24	–	Taxes on Income (cont’d)

C.	Amendments to the Income Tax Ordinance

1.	On June 29, 2004, the Knesset (the Israeli Parliament) passed the “Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) – 2004” (“the 2004 Amendment”). The 2004 Amendment provides for a gradual reduction in the corporate tax rate from 36% to 30% in the following manner: 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter.

2.	On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) 2005 (the 2005 Amendment).

The 2005 Amendment provides for a gradual reduction in the corporate tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

The Company believes that both Amendments will have no significant impact on its financial position or results of operations, since it had not recognized deferred tax assets as of December 31, 2005.

D.	Adjustments for inflation

The Income Tax Law (Inflationary Adjustments) – 1985 (hereinafter – the Law) is effective as from the 1985 tax year. The Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. The various adjustments required by the aforesaid law are designed to achieve taxation of income on a real basis. However, the earnings adjusted according to the tax laws are not always identical to the earnings reported according to the accounting standards of the Israel Accounting Standard Board. As a result, differences arise between the reported income in the financial statements and the adjusted income for tax purposes.

E.	Carryforward tax losses

As of December 31, 2005, the total consolidated tax loss carryforward was approximately NIS 65 million (Company – NIS 59.3 million). The carry-forward losses in Israel are linked to the Consumer Price Index in accordance with the law mentioned in D above, except for those of the subsidiary that keeps its books in foreign currency, and which are linked to the change in the foreign currency exchange rate. As discussed in Note 2N above, the Company has not recorded a deferred tax asset in respect of these losses, other than as noted below, due to the uncertainty as to whether such assets will be realized in the foreseeable future. These losses do not have expiry dates.

In the consolidated balance sheet, a deferred tax asset has been recorded in respect of tax loss carryforward of a foreign subsidiary recorded prior to December 31, 2004 in the amount of NIS 697 thousand. These losses do not have expiry dates.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24	–	Taxes on Income (cont’d)

F.	Income tax assessments

In Israel, the Company has received final tax assessments through the 1995 tax year. The tax years 1996-2000 are considered final due to limitation.

The Company’s principal foreign subsidiary has received final tax assessments through the 2003 tax year.

The Company’s other subsidiaries have not yet received any final tax assessments since incorporation.

G.	Reconciliation of the theoretical tax expense to the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Consolidated			Company
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005

Income (loss)
before taxes as
reported in the
statement of
operations	(12,911)	(6,750)	5,042	(10,989)	(3,838)	6,940

Primary tax rate	36%	35%	34%	36%	35%	34%

Tax expenses
(benefit) calculated	(4,648)	(2,363)	1,714	(3,956)	(1,343)	2,360

Non-deductible
operating
expenses	120	160	153	120	160	153
Taxes on account
of previous years	445	-	-	-	-	-
Amortization of
goodwill	214	216	202	-	-	-
Unrecognized
deferred taxes	4,199	1,544	(2,566)	4,099	1,445	(2,954)
Depreciation and
inflation impact	(263)	(261)	441	(263)	(262)	441
Translation
adjustments	-	-	56	-	-	-
Tax losses for
which no
deferred tax
was computed
on difference
between tax rate
and tax rules	383	-	-	-	-	-
Applicable to
foreign subsidiary	(256)	(9)	-	(96)	-	-

Total	4,842	1,650	(1,714)	3,860	1,343	(2,360)

Tax (benefit)
expenses	194	(713)	-	(96)	-	-

*	Adjusted amounts. See Note 2B(5).

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24	–	Taxes on Income (cont’d)

H.	Deferred taxes

Consolidated

Balance as at January 1, 2004	-

Recognized deferred taxes during 2004	753

Balance as at December 31, 2004	753

Changes in 2005 that are not carried to income -
translation adjustments	(56)

Balance as at December 31, 2005	(1)697

(1)	The deferred taxes are in respect of losses carryforward of Kubatronik and are calculated according to the relevant tax rates in Germany.

I.	Deferred tax assets that were recognized:

	Consolidated		Company
	December 31 2004	December 31 2005	December 31 2004	December 31 2005

Total deferred tax assets	23,420	20,798	22,667	19,712

Less: deferred tax assets that were
not recognized due to non-
compliance with the conditions for
recognizing deferred tax assets:

Losses carryforward (in Israel)	21,079	18,374	21,079	18,374
Losses carryforward (outside Israel)	-	389	-	-
Severance pay	287	43	287	43
Vacation pay	752	793	752	793
Allowance for doubtful accounts	549	502	549	502

Total	(22,667)	(20,101)	(22,667)	(19,712)

Deferred tax assets that were
recognized	753	697	-	-

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25	–	Segment Reporting

The Company and its subsidiaries have three reportable geographic segments, i.e. Israel, Europe and others – mainly the United States and India.

	Year ended December 31, 2005
	Israel	Europe	Other	Adjustments	Consolidated

External revenues
for the segment	61,058	73,107	10,264	-	144,429
Internal revenues for
the segment	1,204	7,774	65	(9,043)	-

Total revenues for
the segment	62,262	80,881	10,329	(9,043)	144,429

Operating income
(loss)	5,524	2,674	(506)	(97)	7,595
Financial expenses	(1,275)	(2,021)	(216)	340	(3,172)
Financial income	106	655	98	(343)	516
Other income
(expenses), net	111	(8)	-	-	103
Company's share in
losses of
subsidiaries, net	(1,680)	-	-	1,680	-
Tax benefit	-	-	-	-	-
Minority interests	-	218	-	-	218

Net income (loss)	2,786	1,518	(624)	1,580	5,260

Total assets for the
segment	45,573	42,429	7,016	(9,103)	85,915
Deferred taxes	-	697	-	-	697

Total assets	45,573	43,126	7,016	(9,103)	86,612

Total liabilities	30,181	28,701	5,132	(935)	63,079

Capital expenditure	5,762	5,889	977	-	12,628

Depreciation and
amortization	4,642	6,075	780	-	11,497

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25	–	Segment Reporting (cont’d)

	Year ended December 31, 2004
	Israel	Europe	Other	Adjustments	Consolidated

External revenues
for the segment	67,867	48,005	9,130	-	125,002
Internal revenues for
the segment	60	8,750	-	(8,810)	-

Total revenues for
the segment	67,927	56,755	9,130	(8,810)	125,002

Operating income
(loss)	1,313	(4,039)	(1,078)	(50)	(3,854)
Financial expenses	(1,944)	(1,718)	(261)	649	(3,274)
Financial income	4	921	64	(663)	326
Other income, net	43	9	-	-	52
Company's share
in losses of
subsidiaries, net	(2,017)	-	-	2,017	-
Tax benefit	-	713	-	-	713
Minority interests	-	182	-	-	182

Net loss	(2,601)	(3,932)	(1,275)	1,953	(5,855)

Total assets for the
segment	45,866	38,280	6,603	(11,061)	79,688
Deferred taxes	-	753	-	-	753

Total assets	45,866	39,033	6,603	(11,061)	80,441

Total liabilities	39,283	34,922	5,228	(15,549)	63,884

Capital expenditure	743	627	100	-	1,470

Depreciation and
amortization	7,345	5,686	990	-	14,021

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25	–	Segment Reporting (cont’d)

	Year ended December 31, 2003*
	Israel	Europe	Other	Adjustments	Consolidated

External revenues for
the segment	72,584	30,814	4,905	-	108,303
Internal revenues for
the segment	35	2,806	-	(2,841)	-

Total revenues for
the segment	72,619	33,620	4,905	(2,841)	108,303

Operating (income)
loss	(4,572)	(4,257)	(1,269)	196	(9,902)
Financial expenses	(2,434)	(1,351)	(213)	506	(3,492)
Financial income	12	1,116	-	(625)	503
Other income
(expenses), net	(108)	88	-	-	(20)
Company's share in
losses of
subsidiaries, net	(2,094)	-	-	2,094	-
Tax expenses	-	(194)	-	-	(194)
Minority interests	-	118	-	-	118

Net loss	(9,196)	(4,480)	(1,482)	2,171	(12,987)

Total assets for the
segment	68,812	27,668	4,008	(11,864)	88,624

Total liabilities	50,550	27,385	3,088	(14,091)	66,932

Capital expenditure	1,262	2,414	121	-	3,797

Depreciation and
amortization	10,056	4,792	674	-	15,522

*	Adjusted amounts. See Note 2B(5).

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 26	–	Related and Interested Party Transactions

		Consolidated and Company
		Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005

A.	Salaries and related
	expenses to interested
	parties (1)	1,422	1,382	1,427
B.	Interest and exchange
	rate expenses (2)	112	150	254

(1)	5 persons in each year.
(2)	Expenses on convertible note (see Note 16).

C.	Loans and other receivables to the subsidiaries included in the financial statements of the Company as at December 31, 2005 and 2004 is NIS 2,482 thousand and NIS 17,449 thousand, respectively (see Note 5 and Note 7).

D.	Compensation of directors

(1)	The Company pays its Chairman of the Board of Directors a management fee and reimburses him for various expenses that he incurs in connection with his service. Since 2005 the Company also provides him with a car. In addition, the Company compensates its external directors for their service.

(2)	The total cost of the above mentioned compensation in 2005 was NIS 367 thousand (in 2004 – NIS 321 thousand, in 2003 – NIS 272 thousand).

The transactions with related and interested parties were conducted at terms comparable with those of similar transactions with third parties.

Note 27	–	Disclosures Regarding Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, trade and other receivables, trade payables, short-term credit and long-term debt. The carrying amounts of the short- term financial instruments, approximates their fair value because of the short maturity of these instruments.

Management estimates that the carrying value of its long-term debt as at December 31, 2005 also approximates its fair value because the interest on the long-term debt is similar to the market interest rate for similar debt instruments of comparable maturities.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28	–	Effect of Significant Differences Between Generally Accepted AccountingPrinciples in Israel and the United States

The Consolidated and Company financial statements are prepared in accordance with Israeli GAAP which differs in certain significant respects from those followed in the United States of America. The significant differences are set out below:

A.	Effect of inflation

The Company, in accordance with Israeli GAAP, included the effect of price level changes in the accompanying financial statements, as described in Note 2B until December 31, 2003.

U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in the reconciliation to U.S. GAAP.

B.	Liability for employee severance benefits

According to Israeli GAAP, amounts funded by purchase of insurance policies or by deposits are deducted from the related accrued severance pay liability, and presented at a net amount.

According to the U.S. GAAP, these balance sheet amounts (the amount of the related liability accrued and the related assets) should be presented gross, instead of net.

C.	Convertible note

Under Israeli GAAP, the convertible note is presented on the balance sheet as a separate item between long-term liabilities and shareholders’ equity, whereas under U.S. GAAP it should be presented as a liability.

D.	Goodwill amortization

Under Israeli GAAP, goodwill derived from the acquisition of Kubatronik (see Note 1) is being amortized on a straight-line basis over 10 years. Under U.S. GAAP, goodwill is not amortized but is evaluated for impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”.

E.	Financial derivative

As described in Note 1, the seller of Kubatronik’s shares has the right to require the Company to purchase (put option) the seller’s remaining 24% stock ownership of Kubatronik. Under Israeli GAAP, there are no accounting consequences. Under U.S. GAAP, according to SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, the put option should be considered as a financial instrument and such an instrument should be marked-to-market every reporting period.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28	–	Effect of Significant Differences Between Generally Accepted AccountingPrinciples in Israel and the United States (cont’d)

F.	Cash flows

1.	Changes in exchange rate

According to Israeli GAAP, the effects of changes in exchange rates in cash and cash equivalents are reflected as cash flows from operating activities in the statement of cash flows.

Under U.S. GAAP, the effect of changes in exchange rates on cash and cash equivalents are presented separately in the statement of cash flows (see Note 28(I)(5)).

2.	Loans in respect of fixed assets financing arrangement treated as capital leases

According to Israeli GAAP, long term financing arrangement in respect of acquisition of fixed assets, treated as capital leases are reflected in the statement of cash flows as cash flows from financing activities and investing activities for the acquisition of the fixed assets – financed by the arrangement.

Under U.S. GAAP, as prescribed by SFAS 95, the above mentioned items are reflected as non-cash financing activities (see Note 28(I)(5)).

G.	Earnings (loss) per share capital (“EPS”)

Under Israeli GAAP and pursuant to Opinion No. 55, the dilutive effect of stock options and convertible note is included in the computation of basic EPS per NIS 1 of common stock, only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the stock options and convertible note.

In accordance with SFAS No. 128 “Earnings Per Share”, basic EPS is calculated by dividing the net income or loss attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted EPS assumes the issuance of ordinary shares for all potential dilutive ordinary shares outstanding during the year without consideration of the probability of conversion.

Following are the details of the basic and diluted EPS under U.S. GAAP*:

	Consolidated and Company
	Year ended December 31	Year ended December 31	Year ended December 31
	2003	2004	2005

Basic EPS (NIS)	(2.54)	(0.98)	1.06
Diluted EPS (NIS)	(2.54)	(0.98)	0.84

Weighted average number of shares used in basic
EPS calculation (thousands)	4,886	5,492	5,575
Weighted average number of shares used in
diluted EPS calculation (thousands)	4,886	5,492	6,970

*	EPS data is provided for one ordinary share of a par value of NIS 0.6 the actual par value of the shares as compared to the disclosure in the statement of operations where EPS data is presented based on NIS 1 par value per share as required under Israeli GAAP.

As described in Note 2X(3), in 2006 EPS under Israeli GAAP will be calculated on a per share basis and not per NIS par value.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28	–	Effect of Significant Differences Between Generally Accepted AccountingPrinciples in Israel and the United States (cont’d)

H.	Statement of other comprehensive income

In June 1997, the Financial Accounting Standards Board issued SFAS 130 “Reporting Comprehensive Income”. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement and displayed in the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position.

I.	Effect on Financial statements

1)	Balance sheet items:

	Consolidated
	December 31 2004	December 31 2005

Israeli GAAP -
Goodwill, net of amortization (D)	4,656	3,735

U.S.GAAP -
Goodwill	6,254	5,796

	Consolidated
	December 31 2004	December 31 2005

Israeli GAAP -
Other liabilities and accrued expenses	11,083	10,914
U.S. GAAP -
Put option (E)	114	54
Other liabilities and accrued expenses	11,197	10,968

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28	–	Effect of Significant Differences Between Generally Accepted AccountingPrinciples in Israel and the United States (cont’d)

I.	Effect on Financial statements (cont’d)

2)	Statements of operation items:

	Consolidated and Company
	Year ended December 31	Year ended December 31	Year ended December 31
	2003*	2004	2005

Net income (loss) reported under Israeli GAAP	(12,987)	(5,855)	5,260
Amortization of goodwill (D)	584	593	593
Put option (E)	-	(114)	60

Net loss under U.S. GAAP	(12,403)	(5,376)	5,913

3)	Statement of other comprehensive income

	Consolidated and Company
	Year ended December 31	Year ended December 31	Year ended December 31
	2003	2004	2005

Net income (loss) - U.S. GAAP	(12,403)	(5,376)	5,913
Foreign currency translation adjustments	1,504	699	(788)

Net comprehensive income (loss) - U.S. GAAP	(10,899)	(4,677)	5,128

4)	Shareholders’ equity

Total shareholders' equity - Israeli GAAP	19,397	14,991	21,713
Accumulated amortization of goodwill (D)	876	1,469	2,062
Translation adjustments in respect of goodwill	-	129	(1)
Put option (E)	-	(114)	(54)

Total shareholders' equity - U.S. GAAP	20,273	16,475	23,720

*	Adjusted amounts. See Note 2B(5).

5)	Statement of changes in shareholders’ equity – US GAAP

	2003	2004	2005

Balance as of January 1	31,172	20,273	16,475

Conversion of convertible note	-	879	-

Exercise of employee stock options	-	-	2,120

Net income (loss)	(12,403)	(5,376)	5,913

Foreign currency translation adjustments	1,504	699	(788)

Balance as of December 31	20,273	16,475	23,720

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28	–	Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont’d)

I.	Effect on Financial statements (cont’d)

6)	Condensed cash flows statement

	Consolidated
	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005

Net cash provided by operating activities
under Israeli GAAP	6,551	7,949	14,276

Changes in exchange rate included in above
Note 28(F)(1)	(1)	3	(16)

Net cash provided by operating activities
under U.S. GAAP	6,550	7,952	14,260

Net cash used in investment
activities under Israeli GAAP	(3,493)	(1,282)	(12,464)
Purchase of fixed assets under financing
arrangement - Note 28(F)(2)	-	-	2,830

Net cash used in investment activities
under U.S. GAAP	(3,493)	(1,282)	(9,634)

Net cash provided by (used in) financing
activities under Israeli GAAP	(5,338)	(6,890)	1,328
Loans in respect of financing arrangement -
Note 28(F)(2)	-	-	(2,830)

Net cash used in financing
activities under U.S. GAAP	(5,338)	(6,890)	(1,502)

Effect of exchange rates - changes on cash	415	123	(140)

Changes in cash and cash equivalents under
Israeli GAAP	(1,866)	(97)	2,984

Changes in cash and cash equivalents
under U.S. GAAP	(1,866)	(97)	2,984

The Company paid NIS 1,709 thousand, NIS 2,261 thousand and NIS 2,593 thousand for interest in 2005, 2004 and 2003, respectively.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 29	–	Assets and Liabilities Analyzed by Currency and Linkage Basis

A.	Consolidated

	December 31, 2005
	Linked to CPI	Non-linked	Foreign currency U.S. dollars	Foreign currency Euro	Other foreign currency	Non-monetary items	Total

Cash and cash equivalents	-	310	5,529	1,418	1	-	7,258
Trade and other receivables and prepaid expenses	117	11,258	11,185	2,356	-	986	25,902
Inventories	-	-	-	-	-	16,051	16,051
Deferred taxes	-	-	-	697	-	-	697
Property and equipment, net	-	-	-	-	-	32,969	32,969
Goodwill	-	-	-	-	-	3,735	3,735

Total assets	117	11,568	16,714	4,471	1	53,741	86,612

Short-term credit and current maturities
of long-term debts	1,526	12,198	3,837	-	-	-	17,561
Trade payables	-	14,070	8,110	2,980	16	-	25,176
Other liabilities and accrued expenses	1,597	6,517	1,460	1,330	10	-	10,914
Long-term debt, excluding current maturities	1,089	2,944	3,574	-	-	-	7,607
Employee severance benefits, net	-	143	-	131	-	-	274
Minority interests	-	-	-	-	-	1,547	1,547

Total liabilities	4,212	35,872	16,981	4,441	26	1,547	63,079

Convertible note	-	-	1,820	-	-	-	1,820

Total shareholders' equity	(4,095)	(24,304)	(2,087)	30	(25)	52,194	21,713

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 29	–	Assets and Liabilities Analyzed by Currency and Linkage Basis (cont’d)

B.	Consolidated (cont’d)

	December 31, 2004
	Linked to CPI	Non-linked	Foreign currency U.S. dollars	Foreign currency Euro	Other foreign currency	Non-monetary items	Total

Cash and cash equivalents	-	260	1,906	2,105	3	-	4,274
Trade and other receivables and prepaid expenses	126	11,323	10,831	2,713	-	563	25,556
Inventories	-	-	-	-	-	13,633	13,633
Deferred taxes	-	-	-	753	-	-	753
Property and equipment, net	-	-	-	-	-	31,569	31,569
Goodwill	-	-	-	-	-	4,656	4,656

Total assets	126	11,583	12,737	5,571	3	50,421	80,441

Short-term credit and current maturities
of long-term debts	2,735	12,548	4,306	-	-	-	19,589
Trade payables	-	14,863	5,197	3,517	-	-	23,577
Other liabilities and accrued expenses	2,561	5,917	1,218	1,377	10	-	11,083
Long-term debt, excluding current maturities	1,425	1,292	3,970	-	-	-	6,687
Employee severance benefits, net	-	956	-	92	-	-	1,048
Minority interests	-	-	-	-	-	1,900	1,900

Total liabilities	6,721	35,576	14,691	4,986	10	1,900	63,884

Convertible note	-	-	1,566	-	-	-	1,566

Total shareholders' equity	(6,595)	(23,993)	(3,520)	585	(7)	48,521	14,991

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD. By: /s/ Arieh Reichart —————————————— Arieh Reichart President and Chief Executive Officer

By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Dated: June 28, 2006