Form 20-F
period 2006-12-31
ELTEK LTD
filed 2007-06-27
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...........

Commission file number 0-28884

ELTEK LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

4 Drezner Street, Sgoola Industrial Zone, P.O. Box 159, Petach Tikva 49101, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.6 Par Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to section 15(d) of the act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

5,624,011 Ordinary Shares, par value NIS 0.6 per share (as of December 31, 2006)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Large Accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statements File Nos. 333-12012, 333-123559 and 333-130611.

INTRODUCTION

        Eltek Ltd., incorporated in 1970 under the laws of the State of Israel, develops, manufactures, markets and sells printed circuit boards, or PCBs, including high density interconnect, or HDI, multi-layered and flex-rigid boards for the medical technology, defense and aerospace, industrial equipment and telecommunications industries. Our principal customers include manufacturers of medical, defense, aerospace, industrial, telecom and networking equipment, as well as contract electronic manufacturers. Our ordinary shares are listed on the NASDAQ Capital Market (symbol: ELTK). Our European manufacturing and marketing subsidiary named Kubatronik Leiterplatten GmbH, or Kubatronik, is located in Geislingen, Germany and is our only active subsidiary. As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

        Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 29 to the consolidated financial statements. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. Amounts stated in dollars in this report, except where the context otherwise indicates, have been translated from NIS at a specified rate solely for convenience and should not be construed as representations that the NIS amount actually represents such dollar amount or could be converted into dollars at the rate indicated. The translations of NIS amounts into dollars appearing throughout this annual report have been made at the representative rate of exchange on December 31, 2006 of NIS 4.225 = $1.00, as published by the Bank of Israel. See Item 3.A. “Key Information – Selected Financial Data – Exchange Rate Information”.

        Effective as of January 1, 2007, our consolidated financial statements are being prepared in accordance with U.S. GAAP and our reporting currency has been changed from NIS to U.S. dollars, while our functional currency will remain NIS. We believe that presenting our consolidated financial statements in U.S. dollars in the future will provide more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both the number of shareholders and numbers of shares they hold) are U.S. persons.

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

- i -

- ii -

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

        The selected consolidated financial data as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for each of the two years ended December 31, 2002 and 2003 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

        Our consolidated financial statements included in this annual report have been audited by the firm of Somekh Chaikin, an independent registered public accounting firm in Israel, a member firm of KPMG International, whose report appears elsewhere herein. Our consolidated financial statements have been prepared in accordance with Israeli GAAP, which vary in certain significant respects from U.S. GAAP, as described in Note 29 to the consolidated financial statements.

        For the convenience of the reader, the reported consolidated NIS figures as at and for the year ended December 31, 2006 have been presented in U.S. dollars (unaudited) translated at the representative rate of exchange on December 31, 2006 of NIS 4.225 = $1.00, as published by the Bank of Israel. The U.S. dollars amounts so presented should not be construed as representing amounts receivable, payable or incurred in U.S. dollars or convertible into U.S. dollars.

STATEMENT OF CONSOLIDATED OPERATIONS DATA:

											Convenience Translation into Dollars
	Year Ended December 31,
	2002(1)		2003(1)		2004(2)		2005(2)		2006(2)		2006
	(In thousands, except per share data)

Israeli GAAP:
Revenues	NIS	108,035	NIS	108,303	NIS	125,002	NIS	144,429	NIS	173,944	$41,171
Cost of revenues		(106,458)		(102,643)		(109,998)		(115,733)		(136,526)	(32,313)

Gross profit		1,577		5,660		15,004		28,696		37,418	8,858
Research and development income (expenses), net		(116)		18		--		(646)		(687)	(163)
Selling, general and
administrative expenses		(15,152)		(14,996)		(18,265)		(19,862)		(24,308)	(5,754)
Amortization of goodwill		(292)		(584)		(593)		(593)		--	--

Operating income (loss)		(13,983)		(9,902)		(3,854)		7,595		12,423	2,941
Financial expenses, net		(1,443)		(2,989)		(2,948)		(2,656)		(2,396)	(568)

Income (loss) before other income
(expenses), net		(15,426)		(12,891)		(6,802)		4,939		10,027	2,373
Other income (expenses), net		290		(20)		52		103		24	6

Income (loss) before tax benefit
(expenses) and minority interest		(15,136)		(12,911)		(6,750)		5,042		10,051	2,379
Tax benefit (expenses)		(380)		(194)		713		--		(703)	(166)

Income (loss) after tax benefit
(expenses) before minority interest		(15,516)		(13,105)		(6,037)		5,042		9,348	2,213
Minority interests		(198)		118		182		218		266	63

Net income (loss)	NIS	(15,714)	NIS	(12,987)	NIS	(5,855)	NIS	5,260	NIS	9,614	$2,276

Basic net earnings (loss) per share	NIS	(3.22)*	NIS	(2.66)*	NIS	(1.07)*	NIS	0.94 *	NIS	1.71	$0.41

Diluted net earnings (loss) per share	NIS	(3.22)*	NIS	(2.66)*	NIS	(1.07)*	NIS	0.81 *	NIS	1.39	$0.33

Weighted average shares used to compute basic net earnings (loss) per share		4,886		4,886		5,492		5,575		5,617	5,617

Weighted average shares used to
compute diluted net earnings (loss) per share		4,886		4,886		5,492		6,785		6,954	6,954

U.S. GAAP:
Net income (loss)	NIS	(15,422)	NIS	(12,403)	NIS	(5,376)	NIS	5,913	NIS	6,944	$1,644

Basic net earnings (loss) per share	NIS	(3.16)	NIS	(2.54)	NIS	(0.98)	NIS	1.06	NIS	1.24	$0.29

Diluted net earnings (loss) per share	NIS	(3.16)	NIS	(2.54)	NIS	(0.98)	NIS	0.90	NIS	1.00	$0.24

Weighted average shares used to compute basic net earnings (loss) per share		4,886		4,886		5,492		5,575		5,617	5,617

Weighted average shares used to
compute diluted net earnings (loss) per share		4,886		4,886		5,492		6,785		6,954	6,954

* Restated, see Note 2S to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS DATA:

											Convenience Translation into Dollars
	As at December 31,
	2002(1)		2003(1)		2004(2)		2005(2)		2006(2)		2006
	(In thousands)

Israeli GAAP:
Working capital (deficit)	NIS	(4,521)	NIS	(10,059)	NIS	(10,786)	NIS	(4,440)	NIS	7,750	$1,834
Total assets		105,831		88,624		80,441		86,612		97,777	23,142
Long-term liabilities excluding current maturities		21,725		14,632		7,735		7,881		13,306	3,150
Shareholders' equity		30,919		19,397		14,991		21,713		31,945	7,560

US GAAP:
Total assets	NIS	106,123	NIS	89,540	NIS	82,039	NIS	88,673	NIS	102,449	$24,248
Shareholders' equity		31,211		20,273		16,475		23,720		31,326	7,414

(1)	Adjusted amount. The nominal historical amount adjusted in accordance with the provisions of Opinions 23, 34, 36 and 37 of the Institute of Certified Public Accountants in Israel.

(2)	Reported amount. Amount as at the transition date (December 31, 2003) with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

Exchange Rate Information

        The following tables sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for dollars, expressed in NIS per one dollar.

Period	Average (1)	High	Low	Period End

Year ended December 31, 2002	4.736	4.994	4.437	4.737
Year ended December 31, 2003	4.512	4.924	4.283	4.379
Year ended December 31, 2004	4.483	4.634	4.308	4.308
Year ended December 31, 2005	4.503	4.741	4.299	4.603
Year ended December 31, 2006	4.453	4.725	4.176	4.225

(1)	Calculated based on the average of the representative exchange rates on the last business day of each month during the relevant period.

Period	High	Low

December 2006	4.234	4.176
January 2007	4.260	4.187
February 2007	4.254	4.183
March 2007	4.222	4.155
April 2007	4.135	4.014
May 2007	4.065	3.932

        At June 25, 2007, the representative rate of exchange was NIS 4.251 = $1.00, as published by the Bank of Israel.

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

        Prior to attaining operating profits in 2005, we incurred operating losses in each of the years in the three-year period ended December 31, 2004, and we may not be able to continue to sustain profitable operations in the future. Even if we continue to maintain profitability, we cannot assure that future net income will offset our cumulative losses. To the extent that we incur operating losses in the future, we may not have sufficient working capital to fund our operations. If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Rapid changes in the Israeli and international electronics industries and recessionary pressure may adversely affect our business.

        Our principal customers include manufacturers of medical, defense, aerospace, industrial, telecom and networking equipment, as well as contract electronic manufacturers. These industry segments, as well as the electronics industry as a whole, are subject to rapid technological changes and products obsolescence. Discontinuance or modification of products containing printed circuit boards, or PCBs, manufactured by us could have a material adverse effect on us. In addition, the electronics industry, particularly the medical equipment industries and the defense and aerospace industries, which accounted for approximately 33% and 24%, respectively, of our sales in the year ended December 31, 2006, is subject to sharp economic cycles. Increased or excess production capacity by our competitors in the PCB industry and recessionary pressure in major electronics industry segments may result in intensified price competition and reduced margins. As a result, our financial condition and results of operations may be adversely affected. A weakness in the Israeli and international electronic markets may adversely affect our operating results and financial condition in the future.

Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

        The global PCB industry is highly fragmented and intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs. In the Israeli market we mainly compete with PCB Technologies Ltd. and Melta Ltd., as well as with major international PCB exporters, mainly from the United States, Europe and Asia. In the European market we mainly compete with Ruwel Werke GmbH (Germany), Advanced Circuit Boards NV (Belgium), Dyconex (Switzerland) and certain other German companies. In the United States market we mainly compete with TTM Technologies Inc., Merix Corp. and DDI Corp. Many of these competitors have significantly greater financial and marketing resources than us. Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us. Continued competitive pressures could cause us to lose market share.

Our operating results fluctuate significantly.

        Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including (but not limited to) the following:

—	the size and timing of significant orders and their fulfillment;

—	demand for the products produced by our customers;

—	competition with our products;

—	plant utilization;

—	changes in currency fluctuation of the NIS against the U.S. dollar and the Euro;

—	yields in the manufacturing process;

—	timing of expenditures based on projections of future sales;

—	availability of raw materials;

—	timing to repair or replace any malfunctioning manufacturing equipment;

—	the length of our sales cycles;

—	changes in our strategy;

—	the number of working days in the quarter; and

—	changes in seasonal trends and general domestic and international economic and political conditions.

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

        We believe that the acquisition of and the investment in new subsidiaries could assist us in reaching our goals of focusing on the high end flex-rigid and specialty PCB market, and in expanding our exports mainly into Europe and the United States. Any acquisition or investment would present risks commonly encountered in the acquisition of or investment in other businesses. The following are examples of such risks, one or more of which may apply to any such acquisition or investment:

—	difficulty in combining the technology, operations or work force of the acquired business;

—	adverse effects on our reported operating results due to the amortization or write-down of intangible assets associated with acquisitions;

—	diversion of management attention from running our existing business; and

—	increased expenses, including compensation expenses resulting from newly-hired employees.

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

        In the years ended December 31, 2005 and December 31, 2006, our top ten customers accounted for 63% and 60% of our revenues, respectively, and one customer accounted for approximately 31% and 25% of our total revenues, respectively. The principal product of our largest customer is at the end of its lifecycle and revenues from such customer decreased to 17% of our total revenues in the three months ended March 31, 2007. In June 2007, such customer notified us to cease production of the PCB for its principal product. The customer may not continue to purchase products from us in the future, or if it continues to purchase products from us, the volume of purchases would likely be significantly lower than previous volumes. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers or if we are unable to attract sufficient new business to compensate for the loss of any of our key customers, our results of operations and financial condition would be adversely affected.

We are dependent upon a select number of suppliers of key raw materials and the loss of one or more of these suppliers would adversely affect our manufacturing ability. If these suppliers delay or discontinue manufacture or supply of these raw materials, we may experience delays in production and shipments, increased costs and cancellation of orders for our products.

        We currently obtain our key raw materials from a select number of suppliers. We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all. Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products. In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the year ended December 31, 2006, one supplier accounted for 21% of our total consolidated materials and non-manufactured products purchase costs. We may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

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

        As of December 31, 2006, we had revolving lines of credit aggregating NIS 13.9 million ($3.3 million) with our banks, of which NIS 8.5 million ($2 million) was utilized as of such date. As of December 31, 2006, we also had NIS 14.2 million ($3.4 million) of long-term loans. These credit facilities may not remain available to us in the future. Furthermore, under certain circumstances our banks may require us to accelerate the repayment of our credit facilities. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

        Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity, excluding intangible assets, of NIS 24.0 million or 23% of our total assets (on an non consolidated basis). With another bank, the financial covenants require us to maintain the higher of tangible shareholders’ equity of NIS 15.0 million or 15% of our consolidated total assets, and the higher of tangible shareholders’ equity of NIS14.0 million or 14% of our total assets (on a non consolidated basis). For these purposes, shareholders’ equity includes the outstanding convertible note and excludes prepaid expenses (except insurance). As of December 31, 2006, we were in compliance with such covenants. We may not be able to maintain compliance with such covenants in the future.

        To the extent that the funds generated from our operations and from our existing capital resources are insufficient to fund our operating and financial requirements, we may be required to raise additional funds through public or private financing or other sources. Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us. Any equity financing may cause dilution to our then current shareholders. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders will be diluted. We do not have any committed sources of additional financing, and additional financing, if necessary, may not be available on commercially reasonable terms, if at all. If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

Our operating margins might be affected as a result of price increases for our principal raw materials.

        During 2005 and 2006, the significant increase in oil and energy costs and commodity prices (such as copper, gold and glass fibers) put pressure on our suppliers to increase their prices for most of our principal raw materials, and we expect these conditions to continue through 2007. During 2005 and 2006, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers, however we may not continue to be successful in such negotiations in the future. We have also faced pressure to raise our prices for our products to compensate for these price increases and maintain our operating margins, and although we have managed to date to maintain our sales volume with moderate price increases, we may not be able to do so in the future. Future price changes in raw materials may materially affect our future profitability.

We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

        We are based in Israel and Germany and generate a large percentage of our sales in Europe. Our sales in Europe in the years ended December 31, 2004, 2005 and 2006 accounted for 38.4%, 50.6% and 46.0% of our consolidated revenues, respectively, of which 13.0%, 12.9% and 11.7% was generated in Germany, respectively. We intend to pursue market share in the United States, including the U.S. military, however contracts with U.S. military agencies are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain. We may not be able to maintain or increase international market demand for our products. To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

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

If we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions or our production may be subject to stop orders, which may affect our business, operating results and financial condition.

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

Compliance with corporate governance regulations could increase the cost of our operations.

        As a result of changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. In connection with our future implementation of Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, we will need to spend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	announcements by governmental or regulatory authorities of significant investigations or proceedings against us;

—	additions or departures of key personnel;

—	changes in our cost structure due to factors beyond our control, such as new laws or regulations relating to environmental matters and employment;

—	future sales of our ordinary shares;

—	general stock market price and volume fluctuations; and

—	further devaluation of the dollar against the NIS.

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

        We are incorporated under the laws of the State of Israel, and our executive offices and research and development facilities are located in Israel. Although most of our sales are made to customers outside Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon between Israel and Hezbollah forces and to a lesser extent in the Gaza Strip, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

        Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military reserve service.

        Many of our employees and some of our directors and officers in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Our results of operations may be harmed by currency fluctuations.

        We record our revenues and expenses in NIS. Our revenues are generally denominated in foreign currencies, primarily the U.S. dollar and Euro, while our expenses are primarily denominated in NIS, U.S. dollars, Euros, dollar-linked NIS and Euro-linked NIS. As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition. The NIS value of our U.S. dollar and Euro revenues decline if the NIS devaluates against the dollar and Euro. In addition, our expenses other than those paid in Israeli currency that are not-linked to other currencies are influenced by the devaluation of the NIS in relation to the U.S. dollar and the Euro. The NIS value of our U.S. dollar and Euro expenses increase if the NIS devaluates against the dollar and the Euro and other currencies other than NIS. In 2006, the U.S. dollar devaluated against the NIS by 8.2%.

        From time to time in the past we have engaged in hedging transactions in order to partially protect ourselves from currency fluctuation and inflation risks and may use hedging instruments from time to time in the future. If we were to determine that it is in our best interests to enter into any other hedging transactions in the future, we may not be able to do so or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

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

        As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Capital Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

        In July 2000, we adopted a plan to create the capacity and capability to offer our customers the new state-of-the-art PCB technology known as high density interconnect, or HDI. This technology enables manufacturers to produce PCBs with line width and spaces as narrow as 4-5 mils and hole diameters of 10 to 12 mils (1 mil=0.001 inch). We began to supply PCBs utilizing the HDI technology to select customers in August 2000 and since such time, have focused our efforts on HDI PCBs. In 2006, we continued to focus on the sale of flex-rigid HDI PCBs and PCBs made with high performance base materials. Such products accounted for approximately $28.8 million or 70% of our total sales in the year ended December 31, 2006 as compared to approximately of $22.7 million or 72% of our total sales in the year ended December 31, 2005.

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

        In November 2006, we entered into a license agreement with Stablcor, Inc., under which we were granted the first license to use the STABLCOR® technology, an advanced thermal management solution for PCB fabrication, outside the United States. The STABLCOR technology enables PCB manufacturers, such as our company, to produce smaller electronic products while eliminating the thermal, mechanical and reliability concerns that currently challenge the semiconductor industry. We intend to work with the STABLCOR technology to design and develop new and unique solutions for our high – end customers and believe that this license will expand our opportunities in the high-end PCB market. We expect to introduce a PCB product using the STABLCOR technology in the third quarter of 2007.

        Since 2004 and through March 31, 2007, we have invested $7.4 million in facilities expansion, restructuring our infrastructures and purchasing equipment.

B.	BUSINESS OVERVIEW

Industry Overview

        PCBs are constructed from a variety of raw materials. PCBs can be double-sided or multi-layered and made of rigid, flexible, flex-rigid or high-frequency materials. In essence, they are platforms that conduct electrical signals among active and passive microelectronics components, microprocessors, memories, resistors and capacitors. Photolitographic type processes transfer the images of the electrical circuit onto the layers, and chemical processes etch these lines on the boards. There are several broad categories of PCBs:

        Rigid PCBs. Rigid PCBs are the core product of the industry and can be found in virtually every electronics device. The layer count of these products generally ranges from two to thirty-two layers.

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

Manufacturing and Engineering Processes

        In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness. During the five years ended December 31, 2006, we invested approximately $6.3 million for these purposes (not including the acquisition of Kubatronik).

        Manufacturing Capabilities. We have the capability to manufacture PCBs with layer counts in excess of 30 layers, blind and buried vias and designs using materials as thin as 0.001 inches. We established our HDI advanced capabilities after a two-year period of research and development, followed by a significant investment in HDI production capacity. In August 2000, we began to supply HDI products to selected customers. We are able to produce short runs of five to thirty PCBs within three to five working days, and a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits. In the year ended December 31, 2006, approximately 27% of our manufactured products were ordered for delivery in less than 20 working days, of which approximately 6% were ordered for delivery within six to ten working days and approximately 7% in five or less working days.

        Computer Aided Design/Computer Aided Manufacturing (CAD/CAM). We utilize a state-of-the-art CAD system developed by Frontline PCB Solutions Ltd., an Israeli based company jointly owned by Orbotech Ltd. and Valor Ltd., and can receive CAD data by electronic data transmission. Our CAD workstations perform design rule checks on transmitted designs, incorporate any customer-specific design modifications and perform manufacturability enhancements that increase PCB quality.

        Advanced Finishing Capabilities for Dense Packaging Designs. We provide a wide assortment of alternative surface finishes, including hot air solder leveling, electroless gold over nickel, tin immersion, silver immersion and Entek, which is produced by Enthone-Omi Inc., for the attachment of components to PCBs.

        Other Advanced Process Capabilities. We provide fabrication of dense multi-layer PCBs. We use an advanced inner-layer production line, a laser direct imaging system, drilling equipment and clean room environments (ISO-7) to produce technologically advanced products.

        Quality and Environment Standards. Our quality management system has been ISO 9001:2000 certified since July 2002 (and prior to such date, was ISO 9002 certified from January 1995). This certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards. We have obtained United States Department of Defense Qualified Product List approval (MIL-PRF-55110F and MIL-P-50884D) for our products. Since 1976, our Glass Epoxy (FR4) Boards have been UL 94V-0 certified by Underwriters Laboratories Inc. (a standards organization that offers product safety testing and certification of product safety). Our environmental management system has been ISO 14001:2004 certified since 2005 (and prior to such date was ISO 14001 certified from 2003). We are currently in the process of OHSAS 18001 certification for occupation health and safety management systems, a standard of the Occupational Safety and Health Administration of the U.S. Department of Labor, which we expect to complete during 2007.

Sales, Customers and Marketing

        Sales. In the years ended December 31, 2004, December 31, 2005 and December 31, 2006, the primary industries for which we produced PCBs were medical equipment (23%, 37% and 35% of production, respectively), defense and aerospace equipment (35%, 26% and 25% of production, respectively), telecom and networking equipment (18%, 5% and 7% of production, respectively) and industrial equipment (16%, 11% and 11% of production, respectively) as well as for contract electronic manufacturers (3%, 12% and 16% of production, respectively).

        Customers. During the year ended December 31, 2006, we provided PCBs to approximately 180 customers in Israel and approximately 280 customers outside of Israel (including Kubatronik’s customers). Our customers outside of Israel are located primarily in Germany, Scandinavia, France (where our principal customer is located), the United States and the Netherlands. Sales to non-Israeli customers increased from $13.3 million (45.7% of revenues) in the year ended December 31, 2004 to $18.1 million (57.7% of revenues) in the year ended December 31, 2005 to $22.3 million (54.2% of revenues) in the year ended December 31, 2006.

        In the years ended December 31, 2004, 2005 and 2006, our ten largest customers accounted for 46%, 63% and 60% of our revenues in the years ended December 31, 2004, 2005 and 2006, respectively, and one customer accounted for 12.3%, 30.6% and 25.2% of our total revenues, respectively. The principal product of our largest customer is at the end of its lifecycle and revenues from such customer decreased to 17% of our total revenues in the three months ended March 31, 2007. In June 2007, such customer notified us to cease production of the PCB for its principal product, which will be succeeded by a new internally developed product. The customer may not continue to purchase products from us in the future, or if it continues to purchase products from us, the volume of purchases would likely be significantly lower than previous volumes. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

        Marketing. We market and sell our products primarily through our direct sales personnel, sales agents and agreements with PCB trading and manufacturing companies. Our sales personnel currently consist of 18 persons (12 in Israel, one in the United States and five persons employed by our German subsidiary, Kubatronik). In Europe we market and sell our products through a full-time self-employed marketing and sales manager and also have sales agents in Sweden, Germany, Switzerland, France, Belgium and Spain. In the Netherlands, the United Kingdom and Italy we have PCB trading and manufacturing companies acting as distributors of our products. In the United States we market and sell our products through a full-time self-employed marketing and sales manager, who is supported by six representatives, as well as through a PCB manufacturing company. In India we have marketed our products since 2001 through a local sales agent. We maintain technical support services for our customers world-wide. We also maintain customer service support centers that handle all logistical matters relating to delivery and maintenance arrangements and receive and handle complaints relating to delivered products.

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

        Our suppliers decreased their prices in 2002, 2003 and 2004 for the principal raw materials we use in the manufacture of PCBs. During 2005 and 2006, the significant increase in oil and energy costs and commodity prices (such as copper, gold and glass fibers) put pressure on our suppliers to increase their prices for most of our principal raw materials, and we expect these conditions to continue through 2007. During 2005 and 2006, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers , however we may not continue to be successful in such negotiations in the future. We have also faced pressure to raise our prices for our products to compensate for these price increases and although we have managed to date to maintain our sales prices with moderate price increases, however we may not be able to so in the future. Although to date our profitability has not been significantly affected by such price changes, future price changes in raw materials may materially affect our future profitability.

Competition

        The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market for complex, flex-rigid multi-layer PCBs. In the Israeli market we mainly compete with PCB Technologies Ltd. and Melta Ltd., as well as with major PCB exporters, mainly from the United States, Europe and Asia. In the European market we mainly compete with Ruwel Werke GmbH (Germany), Advanced Circuit Boards NV (Belgium) and Dyconex (Switzerland) and certain other German companies. In the United States market we mainly compete with TTM Technologies Inc., Merix Corp. and DDI Corp. Many of these competitors have significantly greater financial, technical and marketing resources than us. Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights. Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us. Continued competitive pressures could cause us to lose market share.

Environmental Matters

        Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

        PCB manufacturing requires the use of metals and chemicals classified as hazardous substances. Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems. Environmental regulations enacted in Israel in September 2000 provide that a company, which is found discharging water containing contaminates, will be liable to pay quadruple the amount normally charged for its water consumption. We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities. There is no assurance, however, that violations will not occur in the future. We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial. According to the September 2000 regulations, manufacturing plants are required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, an owner of a plant would have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. Since 1996, we have undertaken various actions to reduce the use of water in our manufacturing facilities. We believe that we have materially complied with the September 2000 regulations, but no assurance can be given that such compliance will be sufficient in the future.

Intellectual Property Rights

        Our success depends in part on our proprietary techniques and manufacturing expertise, particularly in the area of complex multi-layer and flex-rigid PCBs. Like many companies in the PCB industry, we do not hold any patents and rely principally on trade secret protection of our intellectual property. However, we have applied for two patents in Israel in the field of opto-electronic circuits. We believe that, because of the rapid pace of technological change in the electronics industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services that we provide. We are devoting resources to the research and development of new manufacturing technology that we believe will allow us to enhance our product offerings.

C.	ORGANIZATIONAL STRUCTURE

        In June 1999, we established Eltek Europe Ltd., a wholly-owned subsidiary organized in the United Kingdom, to manage our marketing activities in Europe. Since July 31, 2002, Eltek Europe Ltd. is inactive and the marketing activities in Europe are currently managed from Israel and Germany.

        In May 2002, we established En-Eltek Netherlands 2002 B.V., a wholly-owned subsidiary organized in the Netherlands, in connection with our acquisition of a 76% interest in Kubatronik. We currently intend to transfer our entire holdings in Kubatronik from En-Eltek Netherlands 2002 B.V. to our company. Kubatronik is a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment, and computer and data storage equipment as well as contract electronic manufacturers. Mr. Alois Kubat, Kubatronik’s founder, holds the remaining 24% interest in Kubatronik. Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik. See Item 5B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

D.	PROPERTY, PLANTS AND EQUIPMENT

Leased Facilities

        Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel. The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five year term upon six months prior notice. In the year ended December 31, 2006, we paid NIS 2.1 million ($500,000) in rent for these premises.

        Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany. The lease for their facilities expires in June 30, 2008. A lease for an adjoining 8,000 square feet parking area expires on December 31, 2010. In the year ended December 31, 2006, Kubatronik paid an aggregate of NIS 422,000 ($100,000) in rent for these premises.

Leased Equipment

        We lease manufacturing equipment under two operating lease agreements, pursuant to which as of December 31, 2006 we are obligated to pay a total amount of NIS 2.3 million ($544,000), through March 2010. Our monthly lease expense under these two agreements is approximately NIS 60,000 ($14,250), linked to the U.S. dollar.

        From September 2005 until May 2006, we leased additional manufacturing equipment under an operating lease agreement. Our monthly lease expense under this agreement was approximately NIS 48,000 ($10,000), linked to the Swiss Franc. In May 2006, we purchased this equipment and the agreement terminated.

        Kubatronik leases manufacturing equipment under two operating lease agreements, which as of December 31, 2006 require us to pay a total of Euro 41,000 ($68,000) through April 2009. Our monthly lease expense under these two agreements is approximately Euro 3,155 ($4,170).

Investment in Equipment and Infrastructure

        In 2004, we invested approximately NIS 1.5 million in capital expenditures. Almost all of our capital expenditures in 2004 were related to the purchase of production and manufacturing equipment in the amount of NIS 1.1 million and leasehold improvements in the amount of NIS 306,000.

        In 2005, we invested approximately NIS 12.6 million ($2.7 million) in capital expenditures. Of such amount, NIS 12 million ($2.6 million) was used to purchase production and manufacturing equipment and NIS 365,000 was used for leasehold improvements.

        In 2006, we invested approximately NIS 12.7 million ($3.0 million) in capital expenditures. Of such amount, approximately NIS 10.7 million ($ 2.5 million) was used to purchase production and manufacturing equipment and NIS 1.8 million ($ 0.4 million) was used for leasehold improvements.

        In 2007, we intend to invest approximately NIS 19 million ($ 4.5 million) in capital expenditures, including approximately $ 2.9 million in manufacturing equipment and approximately $ 1.6 million in leasehold improvements for the expansion of our production facilities.

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

        We develop, manufacture, market and sells PCBs (printed circuit boards), including high density interconnect (HDI) multi-layered and flex-rigid boards for the telecommunications, defense and aerospace and medical technology industries. Our principal customers include manufacturers of medical equipment, defense and aerospace equipment, industrial equipment, and telecom and networking equipment , as well as contract electronic manufacturers.

        Our consolidated financial statements appearing in this annual report are prepared in NIS and in accordance with Israeli GAAP, which vary in certain significant respects from U.S. GAAP, as described in Note 29 to the consolidated financial statements.

        Effective as of January 1, 2007, our consolidated financial statements are being prepared in accordance with U.S. GAAP and our reporting currency has been changed from NIS to U.S. dollars, while our functional currency will remain NIS. We believe that presenting our consolidated financial statements in U.S. dollars in the future will deliver more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both the number of shareholders and numbers of shares they hold) are U.S. persons. The financial statements for all years (or periods) presented will be translated into U.S. dollars using the current rate method. Under that method, the income statement and cash flow statement items for each year (or period) will be translated into U.S. dollars using the exchange rates in effect at the date of the transactions and assets and liabilities will be translated using the exchange rate at the end of each year (or period), except for equity accounts which will be translated using the rates in effect at the date of the transactions. All resulting exchange differences that do not affect our earnings will be reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

Impairment in Value of Assets

        Since January 1, 2003, we have applied the Israel Accounting Standards Board, or IASB, Accounting Standard No. 15, “Impairment in Value of Assets,” to ensure that our assets in the consolidated balance sheet are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price and the usage value, which is the present value of the estimated future cash flows expected to be derived from the use and realization of the asset. This standard, which is based on International Accounting Standard No. 36, applies to all of our assets in the consolidated balance sheet, except for tax assets and monetary assets. Likewise this Standard prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, we recognize an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss recognized in this manner will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date on which the last impairment loss was recognized. As of December 31, 2006, no impairment losses have been identified. Under Israeli GAAP, in accordance with Accounting Standard No. 15, certain procedures must be applied in order ensure that our property and equipment in our consolidated balance sheet are not presented at an amount which is in excess of our recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of our property and equipment. If in the future the carrying value of our property and equipment do not meet the requirements of Standard No. 15, we may be required to accelerate the depreciation or write-off part of our property and equipment. This could result in an increase of our operating expenses. For the impact under the U.S. GAAP, see Note 29 to the consolidated financial statements.

Goodwill

        Our goodwill as of December 31, 2006 is the cost of our investment in Kubatronik over the unamortized fair value of the assts acquired and liabilities assumed, determined as of the acquisition date. Until January 1, 2006, we applied Israeli Accounting Standard No. 20 “Amortization of Goodwill,” according to which goodwill was systematically amortized over the period of its useful life (ten years). Amortization of identified goodwill was NIS 593,000 for each of the years ended December 31, 2005 and 2004.

        As of January 1, 2006, we implement the provisions of Israeli Accounting Standard No. 20 (Revised), “The Accounting Treatment of Goodwill and Intangible Assets with indefinite useful lives when Purchasing an Investee Company,” according to which goodwill is not systematically amortized. Instead, we examine whether there has been an impairment in the value of the goodwill and intangible assets deriving from the acquisition of a subsidiary, once a year or more frequently if events or changes in circumstances indicate that there may have been an impairment in the value of the assets. The financial statements for periods prior to the implementation of the revised Standard were not restated. We obtained an appraisal from an independent appraiser to evaluate our investment in Kubatronik as of December 31, 2006 and their conclusion was that no impairment was required to be recorded as of such date.

Recent Accounting Pronouncements

Recent Accounting Pronouncements in Israel

        In July 2006, the IASB published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards,” or Standard No. 29. Standard No. 29 provides that entities subject to the Israeli Securities Law, 1968 that are required to report according to the regulations of such law, are to prepare their financial statements for periods beginning as from January 2008 according to International Financial Reporting Standards, or IFRS. Standard No. 29 permits early adoption as of financial statements published after July 31, 2006. Standard No. 29 does not apply to entities subject to Israeli Securities Regulations (Periodic and Immediate Reports of a Foreign Entity) - 2000, the financial statements of which are not prepared in accordance with Israeli GAAP. Furthermore, Standard No. 29 provides that entities that are not subject to the Israeli Securities Law, 1968 and not required to report according to the regulations of such law, are also permitted to prepare their financial statements according to IFRS as of financial statements published after July 31, 2006. The initial implementation of IFRS will be effected along with the implementation of IFRS 1, the initial implementation of IFRS, for purposes of the transition. In accordance with Standard No. 29, we are required to include in our annual financial statements for the year ended December 31, 2007, balance sheet data as at December 31, 2007 and statement of operations data for the year then ended that have been prepared according to the recognition, measurement and presentation principles of IFRS.

        In August 2006, the Israeli Accounting Standards Board, or IASB, published Accounting Standard No. 26, “Inventory,” or Standard No. 26. Standard No. 26 provides guidelines for determining the cost of inventory and its subsequent recognition as an expenses as well as for determining impairment in value of inventory written down to net realizable value. Standard No. 26 also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. Standard No. 26 applies to financial statements for periods beginning on January 1, 2007 or thereafter.

        In September 2006, the IASB published Accounting Standard No. 27, “Fixed Assets,” or Standard No. 27. Standard No. 27 prescribes rules for the presentation, measurement and derecognition of fixed assets and for the disclosure required in respect of the foregoing. Standard No. 27 provides that upon the initial recognition of a fixed asset, the entity shall include in the cost of the item all the costs it will incur in respect of a liability to dismantle and remove the item and to restore the site on which it was located. Furthermore, Standard No. 27 provides that a group of similar fixed asset items shall be measured at cost net of accumulated depreciation, and less impairment losses or, alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included in the shareholders’ equity under a revaluation reserve. Any part of a fixed asset item with a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. Standard No. 27 also provides that a fixed asset that was purchased in consideration for another non-monetary item in a transaction having a commercial substance shall be measured at fair value. Standard No. 27 is effective for periods beginning on January 1, 2007. An entity that on January 1, 2007 chooses for the first time to use the revaluation method for measuring fixed assets shall on this date recognize a revaluation reserve in the amount of the difference between the revalued amount of the asset on that date and its cost on the books. Furthermore, an entity that in the past, upon the initial recognition of a fixed asset, had not included in its cost the initial estimate of costs for dismantling and removing the asset and for restoring the site on which it is located will measure these costs as follows: (a) the liabilities to dismantle and remove the fixed asset and to restore the site on which it was located as at January 1, 2007 should be measured in accordance with generally accepted accounting principles; (b) the amount that would have been included in the cost of the relevant asset on the date on which the liability was initially incurred by capitalizing the amount of the liability mentioned in item (a) above to the date on which the liability was initially incurred; and (c) the accumulated depreciation on the capitalized amount under item (b) above as at January 1, 2007 should be measured on the basis of the useful life of the asset as of that date. The difference between the amount to be charged to the asset in accordance with items (b) and (c) above and the amount of the liability in accordance with item (a) above are to be included in retained earnings. Other than the foregoing, Standard No. 27 will be adopted on a retroactive basis.

        In December 2006, the IASB published Accounting Standard No. 23, “The Accounting Treatment of Transactions Between an Entity and its Controlling Shareholder,” or Standard No. 23. Standard No. 23 replaces the main provisions of the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder) that were amended in February 2007. Standard No. 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity. A debit difference is a dividend and accordingly reduces the retained earnings. A credit difference is an investment of the shareholder and therefore must be presented under a separate item of shareholders’ equity titled “capital reserve from transaction between an entity and its controlling shareholder.” Standard No. 23 applies to transactions between an entity and its controlling shareholder that are executed after January 1, 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date Standard No. 23 came into effect as of the date of come into effect.

        In March 2007 the Israel Accounting Standards Board published Accounting Standard No. 30. “Intangible Asset,” or Standard No. 30. Standard No. 30 explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required. Standard No. 30 has been initially implemented retroactively, except as described below. With regards to business combinations, Standard No. 30 is implemented with respect to business combinations that took place on January 1, 2007 or thereafter, whereas in respect of a research and development project acquired in a business combination that took place before January 1, 2007 and which meets the definition of an intangible asset on the date of acquisition, and was recorded as an expense on the date of acquisition, the entity shall recognize the research and development project in process as an asset on January 1, 2007 and make an allocation of taxes. A research and development asset shall be recognized in the amount of its value on the date of acquisition less the amortization that would have accumulated from the date of acquisition until December 31, 2006 on the basis of the useful life of the asset, and less any accrued impairment losses. The amount of the adjustment shall be included in the balance of retained earnings as at January 1, 2007. Implementation of Standard No. 30 is not anticipated to have a material effect on our results of operation and financial position.

        As of January 1, 2007, our consolidated financial statements will be prepared in accordance with U.S. GAAP. See Note 31 to the consolidated financial statements.

Recent Accounting Pronouncements in the United States

        In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (when the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the FASB Statement of Financial Accounting Standard, or SFAS, or SFAS, No. 109, “Accounting for income taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We do not expect the implementation of FIN 48 to have a material impact on our consolidated results of operations and financial position.

        In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. SFAS No. 157 does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the implementation of SFAS No. 157 to have a material impact on our consolidated results of operations and financial position

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We do not expect the implementation of SFAS No. 159 to have a material impact on our consolidated results of operations and financial position.

Differences between Israeli Accounting Standards and U.S. Accounting Standards

        Our consolidated financial statements appearing in this annual report are prepared in NIS in accordance Israeli GAAP, which vary in certain significant respects from U.S. GAAP, as described in Note 29 to the consolidated financial statements. The differences between Israeli GAAP and U.S. GAAP that have a material effect on net income (loss) and total shareholders’ equity are also described in Note 29 to the consolidated financial statements.

        The following table sets forth a comparison of our net income (loss) and total shareholders’ equity in accordance with Israeli GAAP and U.S. GAAP as of the dates and for the periods indicated:

	As of and for the years ended December 31,
	2004	2005	2006
	(NIS in thousands)

Net income (loss) in accordance with:
Israeli GAAP	(5,855)	5,260	9,614
U.S. GAAP	(5,376)	5,913	6,944

Total shareholders' equity in accordance with:
Israeli GAAP	14,991	21,713	31,945
U.S. GAAP	16,475	23,720	31,326

Results of Operations

        The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2004	2005	2006

Revenues	100.0%	100.0%	100.0%
Cost of revenues	(88.0)	(80.1)	(78.5)

Gross profit	12.0	19.9	21.5
Research and development expenses, net	--	(0.4)	(0.4)
Selling, general and administrative expenses	(14.6)	(13.8)	(14.0)
Amortization of goodwill	(0.5)	(0.4)	--

Operating income (loss)	(3.1)	5.3	7.1
Financial expenses, net	(2.3)	(1.8)	(1.4)
Other income (expenses), net	*	*	*

Income (loss) before tax benefit (expenses) and
minority interest	(5.4)	3.4	5.7
Tax benefit (expenses)	0.6	--	(0.4)

Income (loss) after tax benefit (expenses) before
minority interest	(4.8)	3.5	5.3

Minority interest	0.1	0.1	0.2

Net income (loss)	(4.7)	3.6	5.5

* Less than 0.1%

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

        Revenues. Revenues increased by 20.4 % to NIS 173.9 million ($41.2 million) in the year ended December 31, 2006 from NIS 144.4 million in the year ended December 31, 2005. This increase in revenues is primarily attributable to the increase in sales of our flex-rigid boards, which are higher priced than our rigid PCBs, and the increased number of PCBs sold in 2006. The increase was offset in part by the devaluation of the U.S. dollar against the NIS by 8.2% in 2006.

        Cost of Revenues. Cost of revenues increased by 18.0 % to NIS 136.5 million ($32.3million) in the year ended December 31, 2006 from NIS 115.7 million in the year ended December 31, 2005. This increase in cost of revenues is primarily due to increased revenues and the increase in payroll and related benefits. Cost of revenues as a percentage of revenues decreased to 78.5 % in the year ended December 31, 2006 from 80.1% in the year ended December 31, 2005. This decrease in cost of revenues as a percentage of revenues is primarily attributable to the increase in our sales volume, while our costs increased at a lower rate due to fixed costs being absorbed over a greater volume of sales. The continued increase in energy and commodity prices may result in our costs increasing at a higher level than anticipated. In addition, if the devaluation of the dollar against the NIS continues in 2007, the dollar value of NIS denominated expenses (primarily salaries and other domestic expenses) will increase and as a result, our expenses as a percentage of revenue will increase.

        Gross Profit. Gross profit increased by 30.4 % to NIS 37.4 million ($8.9 million) in the year ended December 31, 2006 from NIS 28.7 million in the year ended December 31, 2005. This increase in gross profit is primarily due to increased revenues. Gross profit as a percentage of revenues increased to 21.5 % in the year ended December 31, 2006 from 19.9% in the year ended December 31, 2005. This increase in gross profit as a percentage of revenues is primarily attributable to the increase in our sales volume, while our costs increased at a lower rate due to fixed costs being absorbed over a greater volume of sales. The continued increase in energy and commodity prices may result in our costs increasing at a higher level than anticipated. In addition, if the devaluation of the dollar against the NIS continues in 2007, the dollar value of NIS denominated expenses (primarily salaries and other domestic expenses) will increase, and as a result our gross margin as a percentage of revenue will decrease.

        Research and Development Expenses, Net. We generally do not engage in significant research and developments efforts. In 2005 and 2006, we incurred NIS 1,115,000 and NIS 1,453,000 ($343,000), respectively, in research and development expenses in connection with our membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS. Of such total expenses in 2005 and 2006, NIS 469,000 and NIS 766,000 ($180,000), respectively, were reimbursed to us by the OCS in accordance with the terms of the OptiPac consortium.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 22.4 % to NIS 24.3 million ($5.8 million) in the year ended December 31, 2006 from NIS 19.9 million in the year ended December 31, 2005. This increase in selling, general and administrative expenses is primarily attributable to the associated growth in payroll and employee benefits expenses, commissions to sales representatives, export and delivery expenses, travel expenses of marketing personnel and costs of professional services resulting from our increased revenues.We expect that our selling, general and administrative expenses will increase in 2007 as we intend to increase the number of our sales personnel, as well as due to an anticipated increase in commissions to sales representatives and increased export and delivery expenses as a result of the anticipated increase in our export revenues.

        Amortization of Goodwill. We recorded amortization of goodwill of NIS 593,000 in the year ended December 31, 2005. Goodwill represents the goodwill that arose from our acquisition of Kubatronik. As of January 1, 2006, we apply Israeli Accounting Standard No. 20 “The Accounting Treatment of Goodwill and Intangible Asset when Purchasing an Investee,” according to which no amortization is recorded and instead, an examination of impairment in value is performed once a year or more frequent if events or changes in circumstances indicate that there may be an impairment in the value of goodwill.

        Operating income. As a result of the foregoing, our operating income was NIS 12.4 million ($2.9 million) in the year ended December 31, 2006 compared to NIS 7.6 million in the year ended December 31, 2005.

        Financial Expenses, Net. Financial expenses, net decreased to NIS 2.4 million ($568,000) in the year ended December 31, 2006 from NIS 2.7 million in the year ended December 31, 2005. These financial expenses were primarily attributable to interest paid on short-term debt and long-term debt as well as exchange rate expenses net. This decrease in financial expenses is attributable to a reduction in our short-term debt, reduced interest rates, gain on currency hedging transactions and differences in foreign currency exchange rates.

        Other Income, Net. We had other income, net of NIS 24,000 ($6,000) in the year ended December 31, 2006 and NIS 103,000 in the year ended December 31, 2005. Other income, net in the years ended December 31, 2006 and 2005 was attributable to the gain we recorded on the disposal of fixed assets.

        Tax Expenses. We did not record any tax expenses in the years ended December 31, 2005 and 2006 in respect of our profits in Israel, as we utilized our tax loss carryforwards to offset such profits. Despite our accumulated profits in Israel during the three years ended December 31, 2006, we did not record a deferred tax asset in 2006 with respect to our profits generated in Israel due to uncertainty about our ability to utilize such tax asset in the foreseeable future. Such uncertainty is primarily due to the devaluation of the U.S. dollar against the NIS, our dependency on one major customer whose product is at the end of its lifecycle, the uncertainty of our being able to attract sufficient business to compensate for the loss of such a major customer, the fluctuations of the PCB industry and our history of losses. We recorded a tax expense of NIS 703,000 ($166,000) in the year ended December 31, 2006, relating to the establishment of a valuation allowance on the deferred tax asset in respect of the loss carryforward of Kubatronik.

        Minority Interest. Minority share in subsidiary’s net results reflects the minority’s interest of NIS 266,000 ($63,000) in Kubatronik’s net loss in the year ended December 31, 2006, as compared to the minority’s interest of NIS 218,000 in its net loss in the year ended December 31, 2005.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

        Revenues. Revenues increased by 15.5% to NIS 144.4 million in the year ended December 31, 2005 from NIS 125 million in the year ended December 31, 2004. This increase in revenues was primarily attributable to the increase in sales of our flex-rigid boards, which have a higher price per PCB than our rigid PCBs, and the increased number of our PCBs sold in 2005.

        Cost of Revenues. Cost of revenues increased by 5.2 % to NIS 115.7 million in the year ended December 31, 2005 from NIS 110.0 million in the year ended December 31, 2004. This increase in cost of revenues is due to an increase in the volume of sales. Cost of revenues as a percentage of revenues decreased to 80.1% in the year ended December 31, 2005 from 88% in the year ended December 31, 2004. This decrease in cost of revenues as a percentage of revenues is primarily attributable to the increase in sales volume while costs increased at a lower pace due to fixed costs being absorbed over a greater volume of sales.

        Gross Profit. Gross profit increased by 91.3 % to NIS 28.7 million in the year ended December 31, 2005 from NIS 15.0 million in the year ended December 31, 2004. This increase in gross profit as a percentage of revenues is primarily attributable to the increase in sales of flex-rigid boards, which yield higher gross margins.

        Research and Development Expenses, Net. We generally do not engage in significant research and developments efforts. In 2005, we incurred NIS 1,115,000in research and development expenses in connection with our membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS. Of such total expenses, NIS 469,000 were reimbursed to us by the OCS in accordance with the terms of the OptiPac consortium. We did not record research and development income or expense in 2004.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 8.7 % to NIS 19.9 million in the year ended December 31, 2005 from NIS 18.3 million in the year ended December 31, 2004. This increase in selling, general and administrative expenses is primarily attributable to the associated growth in payroll and employee benefits expenses, commissions to sales representatives, travel expenses of marketing personnel and costs of professional services resulting from our increased revenues.

        Amortization of Goodwill. We recorded amortization of goodwill of NIS 593,000 ($129,000) in the year ended December 31, 2005 and NIS 593,000 in the year ended December 31, 2004. Goodwill represents the goodwill that arose from our acquisition of Kubatronik.

        Operating income (loss). As a result of the foregoing, our operating income was NIS 7.6 million in the year ended December 31, 2005 compared to an operating loss of NIS 3.9 million in the year ended December 31, 2004.

        Financial Expenses, Net. Financial expenses, net decreased to NIS 2.7 million in the year ended December 31, 2005 from NIS 2.9 million in the year ended December 31, 2004. These financial expenses were primarily attributable to interest on short-term debt and long-term debt as well as exchange rate expenses net. The decrease in financial expenses in 2005 is attributable to a reduction in our long-term debt and differences in foreign currency exchange rates.

        Other Income (Expenses), Net. We had other income, net of NIS 103,000 in the year ended December 31, 2005 as compared to other income, net of NIS 52,000 in the year ended December 31, 2004. Other income, net in the years ended December 31, 2004 and 2005 was attributable to the gain we recorded on the disposal of fixed assets, which in 2004 was partially offset by certain legal expenses that were not in the ordinary course of business.

        Tax Benefit (Expenses). We did not record a tax expense in the years ended December 31, 2004 and 2005 in respect of our profits in Israel, as we utilized our tax loss carryforward to offset such profits in Israel. We recorded a tax benefit of NIS 713,000 in the year ended December 31, 2004 from a deferred tax asset due to the loss carryforward of Kubatronik.

        Minority Interest. Minority share in subsidiary’s net results reflects the minority’s interest of NIS 218,000 in Kubatronik’s net loss in the year ended December 31, 2005, as compared to the minority’s interest of NIS 182,000 in its net loss in the year ended December 31, 2004.

Quarterly Results of Operations

        The following table sets forth certain unaudited quarterly financial information in accordance with Israeli GAAP expressed in NIS and as a percentage of revenues for each of the eight fiscal quarters ended December 31, 2006. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and includes all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

	Quarter Ended
	2005				2006
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	(NIS in thousands) (Unaudited)

Israeli GAAP:
Revenues	34,395	33,842	36,622	39,570	43,365	43,080	44,087	43,412
Cost of revenues	(28,083)	(27,746)	(28,921)	(30,983)	(33,957)	(34,714)	(34,923)	(32,932)

Gross profit	6,312	6,096	7,701	8,587	9,408	8,366	9,164	10,480
Research and development income, net	(191)	(160)	(134)	(161)	(157)	(151)	(186)	(193)
Selling, general and
administrative expenses	(4,519)	(4,686)	(5,212)	(5,445)	(5,599)	(5,721)	(6,406)	(6,582)
Amortization of goodwill	(152)	(148)	(147)	(146)	-	-	-	-

Operating income	1,450	1,102	2,208	2,835	3,652	2,494	2,572	3,705
Financial expenses, net	(614)	(766)	(648)	(628)	(759)	(501)	(529)	(607)
Other income (expenses), net	(11)	(13)	58	69	(10)	41	-	(7)

Income before tax expenses and minority interest	825	323	1,618	2,276	2,883	2,034	2,043	3,091
Tax expenses	-	-	-	-	-	-	-	(703)

Income after tax expenses before minority interest	825	323	1,618	2,276	2,883	2,034	2,043	2,388
Minority Interest	14	138	42	24	(22)	(14)	23	279

Net income	839	461	1,660	2,300	2,861	2,020	2,066	2,667

	Quarter Ended
	2005				2006
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	(As a percentage of total revenues) (Unaudited)

Israeli GAAP:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	(81.7)	(82.0)	(79.0)	(78.3)	(78.2)	(80.6)	(79.2)	(75.9)

Gross profit	18.3	18.0	21.0	21.7	21.7	19.4	20.8	24.1
Research and development income, net	(0.6)	(0.5)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)
Selling, general and administrative
expenses	(13.1)	(13.8)	(14.2)	(13.7)	(12.9)	(13.2)	(14.6)	(15.2)
Amortization of goodwill	(0.4)	(0.4)	(0.4)	(0.4)	-	-	-	-
Operating income	4.2	3.3	6.0	7.2	8.4	5.8	5.8	8.5
Financial expenses, net	(1.8)	(2.3)	(1.8)	(1.6)	(1.8)	(1.2)	(1.2)	(1.4)
Other income (expenses), net	*	*	0.2	0.2	*	0.1	*	*

Income before tax expenses and minority interest	2.4	1.0	4.4	5.8	6.6	4.7	4.6	7.1
Tax expenses	-	-	-	-	-	-	-	(1.6)

Income after tax expenses	2.4	1.0	4.4	5.8	6.6	4.7	4.6	5.5
Minority Interest	*	0.4	0.1	*	*	-	0.1	0.6

Net income	2.4	1.4	4.5	5.8	6.6	4.7	4.7	6.1

* Less than 0.1%

Conditions in Israel

        We are incorporated under the laws of the State of Israel, and our executive offices and research and development facilities are located in Israel. Although most of our sales are made to customers outside Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon between Israel and Hezbollah forces and to a lesser extent in the Gaza Strip, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

        In addition, many of our employees and some of our directors and officers in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business. To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

        In past years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Although economic activity in Israel has improved recently, our operations could be adversely affected if the economic conditions in Israel begin to deteriorate again.

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

Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2006 was 31%, which was reduced to 29% in 2007 and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

        However, certain of our production facilities have been granted the status of an “approved enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended. Subject to certain time limitations, income derived from such approved enterprise will be subject to corporate tax of up to 25%. The base year is 2005, however due to our tax loss carryfowards, there was no tax payment in Israel for the year ended December 31, 2006. For additional information see Item 10E. “Additional Information – Taxation – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” and Note 24 to our consolidated financial statements.

        As of December 31, 2006, we had approximately NIS 41.7 million ($9.9 million) in tax loss carryforwards in Israel, which can be offset against future income in Israel without time limitation. In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2001 tax years are considered final due to the statute of limitations. Our principal foreign subsidiary, Kubatronik has received final tax assessments through the 2003 tax year. We can not be reasonably assured as to our ability to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and our loss carry-forwards in the foreseeable future. Therefore we have recorded a full valuation allowance on the deferred tax asset in respect of these differences and loss carry-forwards.

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

	Year Ended December 31,
	2002	2003	2004	2005	2006

U.S. dollar	7.3%	(7.6)%	(1.6)%	6.9%	8.2%
Euro	27.2%	11.3%	6.2%	(7.3)%	2.1%
Israeli consumer price index	6.5%	(1.9)%	1.2%	2.4%	(0.2)%

        We record our revenues and expenses in NIS. Our revenues are generally denominated in foreign currencies, primarily the U.S. dollar and Euro, while our expenses are primarily denominated in NIS, U.S. dollars, Euros, dollar-linked NIS and Euro-linked NIS. As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition. The NIS value of our U.S. dollar and Euro revenues decline if the NIS devaluates against the dollar and Euro. In addition, our expenses other than those paid in Israeli currency that are not-linked to other currencies are influenced by the devaluation of the NIS in relation to the U.S. dollar and the Euro. The NIS value of our U.S. dollar and Euro expenses increase if the NIS devaluates against the dollar and the Euro and other currencies other than NIS. In 2006, the U.S. dollar devaluated against the NIS by 8.2%.

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

        Our principal commitments consist of obligations outstanding under bank loans and credit facilities, suppliers’ credit and operating leases.

        We spent approximately NIS 12.7 million ($3.0 million) for capital expenditures in the year ended December 31, 2006 and NIS 12.6 million in the year ended December 31, 2005. In the years ended December 31, 2006 and 2005, our capital expenditures mainly related to our investments in production and manufacturing equipment, and leasehold improvements. We expect to invest approximately NIS 19 million ($ 4.5 million) in capital expenditures and capital leases in 2007 mainly for the expansion of our production facilities.

        In June 2002, we acquired 76% of Kubatronik for approximately Euro 2.6 million. The remaining 24% of Kubatronik is held by Mr. Alois Kubat. Pursuant to the agreement under which we acquired our interest in Kubatronik (as amended), following the termination of Mr. Kubat’s employment with Kubatronik and prior to December 31, 2007, Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik. The price for Mr. Kubat’s remaining holdings in Kubatronik will not be less than Euro 552,000 ($ 727,000) and will not exceed Euro 920,000 ($ 1.2 million), subject to certain price adjustments set forth in the agreement (including, among other things, an accrual of annual interest at the rate of LIBOR + 1% from May 2005). Mr. Kubat retired in October 2003. Under Israeli GAAP, our right to purchase the remaining 24% of Kubatronik has no accounting consequences. Under U.S. GAAP, such an arrangement gives rise to a derivative instrument which should be marked to market every reporting period, in accordance with SFAS 150, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity” (see Note 29 of our financial statements, “Effect of Significant Differences Between Generally Accepted Principles in Israel and the United States”).

        In May 2007, Mr. Josef Maiman elected to convert a convertible note held of record by Merhav for an aggregate 985,796 ordinary shares. As a result, Mr. Maiman’s beneficial ownership interest increased to 1,585,540 ordinary shares, representing approximately 24% of our then outstanding shares, of which 985,796 are held of record by Merhav and 599,744 are held of record by Integral.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

					Convenience Translation into U.S. Dollars
	Year ended December 31,
	2005		2006		2006
	(in thousands)

Net provided by operating activities	NIS	14,276	NIS	11,619	$2,750
Net cash used in investing activities		12,464		9,605	2,274
Net cash provided by (used in) financing activities		1,328		(707)	(169)
Adjustments from translation of financial statements of foreign entity		(156)		11	5
Net increase in cash and cash equivalents		2,984		1,318	312
Cash and cash equivalents at beginning of period		4,274		7,258	1,718
Cash and cash equivalents at end of period		7,258		8,576	2,030

        Net cash provided by operating activities was NIS 11.6 million ($ 2.8 million) for the year ended December 31, 2006. This amount was primarily attributable to net income of NIS 9.6 million ($2.3 million), fixed asset depreciation of NIS 10.4 million ($2.5 million), a decrease in other receivables and prepaid expenses of NIS 1.0 million ($0.2) and cancellation of deferred taxes of NIS 0.7 million ($ 0.2). This amount was partially offset by an increase in trade receivables of NIS 9.5 million ($2.3 million) and accrued interest and inflationary and exchange rate impact on long-term debts of NIS 0.7 million ($0.2). Net cash provided by operating activities was NIS 14.3 million for the year ended December 31, 2005. This amount was primarily attributable to net income of NIS 5.3 million, fixed asset depreciation of NIS 10.9 million, an increase in trade payables of NIS 0.9 million, a decrease in trade receivables of NIS 0.8 million and amortization of goodwill of NIS 0.6 million. This amount was partially offset by an increase in inventories of NIS 2.5 million, an increase in other receivables and prepaid expenses of NIS 1.3 million and a decrease in employee severance benefits, net of NIS 0.8 million.

        Net cash used in investing activities was NIS 9.6 million ($2.3 million) for the year ended December 31, 2006 and NIS 12.5 million for the year ended December 31, 2005. Net cash used in investing activities for the year ended December 31, 2005 and 2006 was primarily for the purchase of fixed assets for our production lines.

        Net cash used in financing activities was NIS 0.7 million ($170,000) for the year ended December 31, 2006, which was primarily attributable to new loans of NIS 11.2 million ($2.6 million) from our banks and cash from the exercise of employee stock options of NIS 0.4 million ($104,000), which was partly offset by the repayment of NIS 10.8 million ($2.6 million) in long-term and short-term credit from our banks and the repayment of NIS 1.5 million ($359,000) of credit from fixed assets payables. Net cash provided by financing activities was NIS 1.3 million for the year ended December 31, 2005, which was primarily attributable to new loans of NIS 8.3 million from our banks and cash from the exercise of employee stock options of NIS 2.1 million, which was partly offset by a decrease NIS 9.1 million in long-term and short-term credit from our banks.

        As of December 31, 2006, we had NIS 8.6 million ($2.0 million) in cash and cash equivalents and a working capital of NIS 7.8 million ($1.8 million), as compared to NIS 7.3 million in cash and cash equivalents and a working capital deficit of NIS 4.4 million at December 31, 2005.

        As of December 31, 2006, the following revolving lines of credit and long-term loans were outstanding.

—	a revolving line of credit of approximately NIS 1.5 million ($347,000) with Bank Hapoalim B.M. Of such amount, NIS 465,000 ($110,000) is linked to the U.S. dollar and NIS 1.0 million ($237,000) is not linked.

—	long-term loans from Bank Hapoalim B.M. aggregating NIS 6.1 million ($1.5 million). Of such amount, NIS 0.9 million ($222,000) is linked to the Israeli consumer price index, NIS 222,000 ($53,000 is linked to the U.S. dollar and NIS 5.0 million ($1.2 million) is not linked.

—	a revolving line of credit of approximately NIS 7 million ($1.7 million) with Israel Discount Bank Ltd, which is not linked.

—	long-term loans from Israel Discount Bank Ltd. in the aggregate amount of NIS 7.8 million ($1.8 million). Of such amount, NIS 0.8 million ($192,000) is linked to the Israeli consumer price index, NIS 1.3 million ($309,000) is linked to the U.S. dollar and NIS 5.7 million ($1.3 million) is not linked.

—	long-term loans from Bank Leumi LeIsrael Ltd. in the aggregate amount of NIS 166,000($39,000). Of such amount, NIS 148,000 ($35,000) is linked to the Israeli consumer price index and NIS 18,000 ($4,000) is linked to the U.S. dollar.

        Our credit lines bear annual interest ranging from 6.95% to 7.1% for non-linked credit and 7.38% for credit which was linked to the dollar. Our long-term loans bear annual interest ranging from 5.3% to 6.7% for long-term loans which were linked to the Israeli consumer price index, 6.88% to 7.53% for long-term loans which were linked to the dollar and 5% to 8.4% for non-linked long-term loans.

        In 2003, we negotiated a financing plan with our banks and controlling shareholder, pursuant to which the banks agreed to extend the payment of our outstanding debt and our major shareholder contributed $500,000 to our company in consideration of a convertible note. In July 2003, as part of this financing plan, we signed a factoring agreement with U Bank Ltd. (formerly Investec Bank (Israel) Ltd.), or U Bank, for a $1.0 million factoring facility, in consideration for the assignment to U Bank of an equal amount of our accounts receivable. In December 2006, we replaced the factoring arrangement by a NIS 2.8 million line of credit from Israel Discount Bank Ltd. and a long-term loan of NIS 1.7 million from Bank Hapoalim B.M. Also see Item 7.B., “Major Shareholders and Related Party Transactions – Related Party Transactions.”

        The borrowings from our banks are secured by specific liens on certain assets, by a first priority floating charge on the rest of our assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreements with our banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent. Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity, excluding intangible assets, of NIS 24.0 million or 23% of our total assets (on an non-consolidated basis). With another bank, the financial covenants require us to maintain the higher of tangible shareholders’ equity of NIS 15.0 million or 15% of our consolidated total assets, and the higher of tangible shareholders’ equity of NIS 14.0 million or 14% of our total assets (on a non-consolidated basis). For these purposes, shareholders’ equity includes the outstanding convertible note and excludes prepaid expenses (except insurance). As of December 31, 2006, we were in compliance with such covenants.

        We expect to finance our 2007 budget from operational cash flow, revolving bank credit lines and long-term bank loans, and supplier financing. We believe that the availability of our revolving lines of credit, long-term bank loans and cash flow from operations will provide us with sufficient working capital to fund our operational and capital requirements through December 31, 2007.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        We generally do not engage in significant research and development.

        In 2005, we were granted membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist. OptiPac was created specifically to develop generic optical packaging technologies for the microelectronics sector, technologies that are critically important to the communications industry. Under the terms of the consortium, each member of the consortium will be provided with an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The Office of the Chief Scientist reimburses 66% of such approved research and development expenses. These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the Office of the Chief Scientist We are not required to pay the Office of the Chief Scientist royalties with respect to this grant. In 2005 and 2006, we incurred NIS 1,115,000 and NIS 1,453,000 ($344,000), respectively, in research and development expenses in connection with our membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS. Of such total expenses in 2005 and 2006, NIS 469,000 and NIS 766,000 ($181,000), respectively, were reimbursed to us by the OCS in accordance with the terms of the OptiPac consortium.

D.	TREND INFORMATION

        Since the third quarter of 2004, we have experienced growth in our revenues, primarily as a result of the implementation of our new strategy to focus our marketing efforts in the high end of the PCB market, mainly in the flex-rigid PCB market. In addition, we are developing new business relationships with customers from abroad.

        In the years ended December 31, 2005 and December 31, 2006, one customer accounted for approximately 31% and 25% of our total revenues, respectively. The principal product of our largest customer is at the end of its lifecycle and revenues from such customer decreased to 17% of our total revenues in the three months ended March 31, 2007. In June 2007, such customer notified us to cease production of the PCB for its principal product, which will be succeeded by a new internally developed product. The customer may not continue to purchase products from us in the future, or if it continues to purchase products from us, the volume of purchases would likely be significantly lower than previous volumes. We cannot assure you that we will be able to attract sufficient new business to compensate for the loss of our largest customer.

        Our backlog at December 31, 2006 was approximately $5.9 million compared to a backlog of approximately $4.9 million at December 31, 2005. We include in our backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 45 days. For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period. Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations as of December 31, 2006.

Contractual Obligations	Payments due by period NIS (in thousands)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Short-term bank credit (1)	8,465	8,465	-	-	-
Long-term debt obligations (2)	14,199	3,266	8,526	2,407	-
Long-term debt related to fixed assets financing transactions (3)	3,392	1,363	2,029	-	-
Operating lease and other contractual obligations	31,766	5,391	8,133	5,229	13,013
Purchase obligations	9,180	9,180	-	-	-
Convertible note (3)	1,844	1,844	-	-	-
Other long-term liabilities reflected on the company's balance sheet under Israeli GAAP	344	-	-	-	344
Total	69,190	29,509	18,688	7,636	13,357

(1)     Our credit lines bear annual interest ranging from 6.95% to 7.1% for non-linked credit and 7.38% for credit which was linked to the dollar.

(2)     Our long-term loans bear annual interest ranging from 5.3% to 6.7% for long-term loans which were linked to the Israeli consumer price index, 6.88% to 7.53% for long-term loans which were linked to the dollar and 5% to 8.4% for non-linked long-term loans.

(3)     Our long-term debt related to fixed assets financing transactions bear annual interest ranging from 4%-5.88% for such long-debt which was linked to the dollar and 6.35% linked to the Israeli consumer price index.

(4)     In May 2007, the principal amount of the convertible note was converted in ordinary shares and we repaid the accrued interest on the principal amount. See Item 7B. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers December 31, 2006:

Name	Age	Position

Nissim Gilam(1)(2)	68	Chairman of the Board of Directors
Arieh Reichart	52	President and Chief Executive Officer
Amnon Shemer	47	Vice President, Finance and Chief Financial Officer
Dan Eshed	56	Senior Vice President, Subsidiaries
Eli Dvora	50	Vice President, Operations
Moshe Leibovich	49	Vice President, Marketing and Sales
Roberto Tulman	48	Vice President, Technologies and Chief Technology Officer
Shlomo Danino	44	Vice President, Engineering and Quality Assurance
Vardit Dekel	42	Vice President, Human Resources
David Banitt(1)(3)(4)	55	Independent Director
Jack Bigio	41	Director
Josef Maiman	61	Director
Ophira Rosolio-Aharonson(1)(3)	57	Outside Director
Eliyaho Tov(1)(2)(3)(4)	63	Outside Director
Joseph Yerushalmi	60	Director

(1) Member of the Executive Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

(4) Member of the Stock Option Committee

        Mr. Joseph Yerushalmi, a Class I director, will serve as a director until our 2009 general annual meeting of shareholders. Messrs. David Banitt and Jack Bigio, Class II directors, will serve as directors until our 2007 annual general meeting of shareholders. Messrs. Josef A. Maiman and Nissim Gilam, Class III directors, will serve as directors until our 2008 general annual meeting of shareholders. Mr. Eliyaho Tov and Ms. Ophira Rosolio-Aharonson will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2009 annual general meeting of shareholders, following which the service of Mr. Tov as an outside director may not be extended and service of Ms. Rosolio-Aharonson as an outside director may be renewed for one additional three-year term.

        Nissim Gilam has served as chairman of our board of directors since December 1, 1998, he has served as a director since January 1996 and previously held office as a director and our chief executive officer during the period January 1990 through March 1991. Since April 2002, Mr. Gilam has been self-employed. Mr. Gilam is also a member of the board of directors of Israel Steel Corporation, Eliyaho Insurance Company and Prisma Capital Markets. From September 1993 until March 2002, Mr. Gilam served as managing director of Ney Agencies Ltd., an Israeli company engaged as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, Mr. Gilam served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

        Arieh Reichart joined us in September 1984 as our chief financial officer and assumed the position of president and chief executive officer in May 1991. Mr. Reichart holds a B.A. degree in Economics and M.B.A. degree from Bar-Ilan University.

        Amnon Shemer joined us in February 2004 as vice president-finance and chief financial officer. From January 2003 until November 2003, Mr. Shemer was managing director of Mea Control Transfer Ltd., a company that provides investment banking services. From June 1995 until August 2002, Mr. Shemer was vice president of finance for Mentergy Ltd., a publicly-traded company that provides e-learning solutions and satellite communications services. Mr. Shemer holds a B.A. degree in Economics and Business Administration and M.A. degree in Economics, both from Bar-Ilan University.

        Dan Eshed joined us in April 1987 as a production manager. During his employment with our company, Mr. Eshed has served as operation manager, senior vice president – technology and infrastructure and was appointed senior vice president – subsidiaries in February 2005. Mr. Eshed holds a B.Sc. degree in Management and Industrial Engineering from Ben Gurion University.

        Eli Dvora joined us in 1993 after our merger with TPC Ltd. and served as our comptroller until August 1997. From September 1997 until February 1998, Mr. Dvora was self-employed. In March 1998, Mr. Dvora rejoined our company and in August 1999, was appointed as our vice president – operations. Mr. Dvora holds a B.A. degree in Economics and M.B.A. degree, both from Bar Ilan University.

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

        Roberto Tulman joined us in August 2005 as vice president, technologies and chief technology officer. During the 22 years prior to joining our company, Mr. Tulman served in the electronic research department of the Israel Defense Forces, where he held various research and development and management positions, and managed the printed circuits division during his last eight years of service. Mr. Tulman holds a B.Sc. degree (Cum Laude) in Chemistry, M.Sc degree in Chemistry (Electrochemistry) and MBA degree, all from Tel-Aviv University.

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

        Vardit Dekel joined us in August 2005 as vice president, human resources. From May 2001 until July 2005, Ms. Dekel served as Human Resources manager of Chefa Ltd., an Israeli group engaged in food services for airlines, business and industry companies. During the 12 years prior to joining Chefa Ltd., Ms. Dekel served at Israel Elwyn’s Residential Center for people with special needs, where she served in several management positions, including human resources and training manager and as its manager. Ms. Dekel holds a B.A degree in special education and MA degree in organizational sociology and organizational counseling, both from The Hebrew University of Jerusalem.

        David Banitt, an independent director, has served as a director since March 1997. Since January 2006, Mr. Banitt has served as chief executive officer of YDesign Ltd., a company involved in the development of consumer products. Mr. Banitt is a member of the board of directors of Tidex Systems Ltd. From July 2005 until January 2006, Mr. Banitt was self-employed, providing consulting services in marketing, primarily in the PCB market. From August 2001 until July 2005, Mr. Banitt served as chief executive officer and member of the board of directors of Nano-OR Ltd., an Israeli start-up company engaged in the development of electro-optics systems. Prior to joining Nano-OR Technology Ltd. and from January 2001, Mr. Banitt was self-employed. From September 1997 until January 2001, Mr. Banitt served as President and member of the board of directors of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems for the printed circuit boards industry. From 1993 until 1997, Mr. Banitt served as general manager of Nitzanim Initiative Center. From 1985 until 1992, Mr. Banitt served as Vice President of Marketing of Optrotech Ltd., an Israeli company that provided optical inspection systems to the PCB industry. Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.

        Jack Bigio has served as a director since May 2000. From May 2002 until October 2006, Mr. Bigio served as the president and chief executive officer of Ampal American Israel Corporation. Mr. Bigio serves as a member of the board of directors of Ampal and several companies within the Ampal group. From July 1995 until April 2002, Mr. Bigio served as vice president – operations and finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture. Prior thereto, Mr. Bigio served as an economist and executive assistant to the president of Merhav M.N.F. Ltd. for five years. Mr. Bigio holds a B.A. degree in Economics and Business Administration and M.B.A. degree, both from The Hebrew University of Jerusalem.

        Josef Maiman has served as a director since July 1988. Mr. Maiman has served as president of Merhav M.N.F. Ltd. since August 1972. Mr. Maiman has served as the chairman of the board of directors of Israel 10 Channel Ltd. since January 2002 and since April 2002, as the chairman of the board of directors of Ampal American Israel Corporation, a public holding company listed on The NASDAQ National Market, and since October 2006 he also serves as the CEO of Ampal. Mr. Maiman holds a B.A. degree in Economics from University of Texas and M.A. degree in Economics from Cornell University.

        Ophira Rosolio-Aharonson was appointed as an outside director in December 2006. Ms. Rosolio-Aharonson serves as an executive director of several private and publicly traded companies, a strategic business consultant to high-technology companies and an advisor to venture capital firms in Israel and the United States. From 2000 to 2006, Ms. Rosolio-Aharonson served as an active executive director and audit committee member of Scitex Ltd. (NASDAQ:SCIX), and as a director and chair of the audit committee of Cimatron Ltd. (NASDAQ:CIMT). Ms. Rosolio-Aharonson is a co-founder of Seagull Tech Inc. and KeyScan Inc. From 1992 through 1999, Ms. Rosolio-Aharonson served as the chief executive officer of Terra Computers, Inc. in the United States. From 1980 to 1989, Ms. Rosolio-Aharonson served as a senior executive, holding managerial positions, at Clal Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, including director, chief executive officer, chief operations officer and vice president of sales and marketing of Clal Ltd.‘s subsidiaries. Ms. Rosolio-Aharonson holds a B.Sc. degree in applied mathematics and physics, and has completed courses required for a M.Sc. degree in bio-medical engineering, both from the Technion – Israel Institute of Technology, Haifa and is a graduate of the executive business and management program of Tel Aviv University.

        Eliyaho Tov was appointed as an outside director in December 2003. Since November 1999, Mr. Tov has been a freelance consultant as an economic advisor and management advisor. Mr. Tov serves as a director of several other companies. From 1973 until September 1999, Mr. Tov served as a senior economist of The Israel Corporation Ltd. and during such period served as a director of several companies within The Israel Corporation Ltd. group. Mr. Tov holds a B.A. degree in economics and political science and M.A. degree in business management, both from The Hebrew University of Jerusalem. Mr. Eliyaho Tov qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

        Joseph Yerushalmi has served as a director since December 2003. Since January 1996, Mr. Yerushalmi has served as a senior vice president in charge of the projects of Merhav M.N.F Ltd. Mr. Yerushalmi serves as a member of the board of directors of Ampal Israel Corporation Ltd. From 1992 to 1996, Mr. Yerushalmi served as vice president, projects development at Israel Chemicals Ltd., Israel’s largest chemical concern. Between 1989 and 1992, Mr. Yerushalmi was a visiting professor at the University of Pittsburgh. In 1980, Mr. Yerushalmi founded PAMA (“Energy Resources Development”) Ltd. in Israel with the goal of commercial utilization of Israel oil shale reserves and he served as its General Manager until 1989. From 1977 to 1980, Mr. Yerushalmi was Technical Manager of the Coal Gasification Program of the Electric Power Research Institute (EPRI) in Palo Alto, California. Between 1969 and 1977, Mr. Yerushalmi was professor of Chemical Engineering at the City College of New York where he pioneered in research the field of alternative energy. Mr. Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York.

        There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2006.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (consisting of
16 persons)	$1,390,000	$30,000

        During the year ended December 31, 2006, we paid each of our outside and independent directors an annual fee of NIS 16,200 ($3,840) and a per meeting attendance fee of NIS 1,020 ($241). During such period we paid Nissim Gilam, chairman of our board of directors, a management fee of $5,000 per month and reimbursed him for various expenses that he incurred in connection with his service as chairman of the board of directors in an annual amount of NIS 20,880 ($4,942). We also provide Mr. Gilam with a company car and pay all expenses in connection therewith.

        As of December 31, 2006, our directors and executive officers as a group, consisting of 14 persons, held options to purchase an aggregate of 119,500 ordinary shares. Of such options, options to purchase 20,000 ordinary shares have an exercise price of $1.14, and vest over a three-year period (of which, options to purchase 13,332 ordinary shares had vested at December 31 2006) and will expire in November 2009 and options to purchase 99,500 ordinary shares have an exercise price of NIS 21 ($ 4.97 ), were fully vested upon grant and will expire in December 2007. The options were granted under our 2000 Stock Option Plan and 2005 Stock Option Plan. See – “Share Ownership – Stock Option Plans.”

        The compensation of our chief executive officer and all other executive officers is recommended to our Board of Directors for determination by a majority of the independent directors.

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

        The board of directors of an Israeli public company is required to determine a minimum number of directors with “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.” Our Board of Directors has further determined that Mr. Eliyaho Tov has the requisite “accounting and financial expertise.”

        We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which director nominees are recommended by our board of directors to our shareholders for election. See below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Marketplace Rules and Home Country Practices.”

Outside and Independent Directors

        Outside Directors. Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder excluding service as an outside director of a company that is offering its shares to the public for the first time.

        In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

        As of 2006, at least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. Our outside director, Mr. Eliyaho Tov, has “accounting and financial expertise” and our other outside director, Ms. Ophira Rosolio-Aharonson, has “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

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

        Each committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Mr. Eliyaho Tov and Ms. Ophira Rosolio-Aharonson serve as our outside directors under the Israeli Companies Law until our 2009 annual general meeting of shareholders, following which the service of Mr. Tov as an outside director may not be extended and service of Ms. Rosolio-Aharonson as an outside director may be renewed for one additional three-year term.

        Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. (See below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Marketplace Rules and Home Country Practices.”) In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

        Our Board of Directors has determined that each of Messrs. Banitt and Tov and Ms. Rosolio-Aharonson qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Committees of the Board of Directors

Executive Committee

        Our Board of Directors established an executive committee, which is responsible for monitoring the implementation of the plan to improve our profitability that was adopted by our management, and recommending to our board of directors future strategies for our company and monitoring their implementation. Messrs. Gilam, Banitt and Tov and Ms. Rosolio-Aharonson are the current members of our executive committee. Our executive committee meets approximately once a month with our Chief Executive Officer.

Audit Committee

        Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

        In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

        Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Messrs. Banitt and Tov and Ms. Rosolio-Aharonson. The audit committee meets at least once each quarter.

Compensation Committee

        Our board of directors established a compensation committee, which is responsible for the administration of our: (i) 1996 Stock Option Plan; and (ii) 2000 Stock Option Plan (see Item 6.E., “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans”). Messrs. Tov and Gilam are the current members of our compensation committee. Under the Israeli Companies Law, subject to certain conditions, the board of directors may delegate to a board committee its authority to grant options. The grant of options to our office holders (within the meaning of the Israeli Companies Law) requires the approval of our audit committee and board of directors, and if the office holder is a director, also by our shareholders.

Stock Option Committee

        Our Board of Directors established a Stock Option Committee, the initial purpose of which is to administer, where permitted under applicable law, our 2005 Stock Option Plan (see Item 6.E., “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans”). Messrs. Tov and Banitt are the current members of our Stock Option Committee. Our Stock Option Committee meets on an as required basis.

Internal Audit

        The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. The internal auditor must meet certain statutory requirements of independence. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Mr. Daniel Shapira, Certified Public Accountant (Israel), serves as our internal auditor.

Directors’ Service Contracts

        We do not have any service contracts with our directors, except for the compensation we pay to Mr. Nissim Gilam in connection with his services as Chairman of our Board of Directors. We pay Mr. Gilam a management fee of $5,000 per month, reimburse him for various expenses that he incurs in connection with his service as Chairman of the Board of Directors in an annual amount up to NIS 18,000 (approximately $ 4,260 ), and provide him with a company car and pay all expenses in connection therewith. Mr. Gilam may receive this compensation directly or through his personal company, Nissim Gilam Ltd.

        There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

        The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. An office holder must act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the business feasibility of an action brought for his or her approval or performed by him or her by virtue of his or her position and all other important information pertaining to these actions.

        The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including the duty to: avoid any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs; avoid any competition with the company’s business; avoid exploiting any business opportunity of the company in order to obtain benefit for the office holder or any other person; and disclose to the company any information or documents relating to the company’s affairs which the office holder received by virtue of his or her position as an office holder.

        Under the Israeli Companies Law, transactions of a company with an office holder and transactions of a company with another entity in which an office holder has a personal interest and which are not extraordinary transactions, must be approved by the board of directors or as otherwise provided for in a company’s articles of association. An extraordinary transaction is a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities. Extraordinary transactions with an office holder that is not a director and transactions that involve the grant of an exemption, insurance, indemnification or an undertaking to indemnify an office holder that is not a director must be approved by the audit committee and the board of directors. Extraordinary transactions with a director and transactions involving the conclusion of a contract by a company with a director as to the terms of his office, including the grant of an exemption, insurance, indemnification or an undertaking to indemnify, or the conclusion of a contract by a company with a director as to the terms of his employment in other positions, must be approved by the audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the non-controlling shareholders voting on the matter, or provided that the total number of shares held by non-controlling shareholders that voted against the proposal did not exceed one percent of all of the voting rights in the company.

        The Israeli Companies Law requires that an office holder and a controlling shareholder disclose promptly, and no later than by the first board meeting at which such transaction is considered, any personal interest that he or she may have and all related material information and documents, in connection with any existing or proposed transaction of the company. Personal interest includes any personal interest of the person’s relative, or any corporation in which the person or any relative of such person is an interested party. The disclosure requirement does not apply where the office holder or controlling shareholder’s personal interest is created only by the personal interest of a relative in a transaction that is not an extraordinary transaction.

        A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the discussions of the board of directors or audit committee and may not vote on this matter, unless the transaction under consideration is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

        Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, and amended in January 2002 and in March 2006, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements only benefit the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations. Under very limited circumstances, employment and compensation arrangements for an office holder that is a controlling shareholder of the company or his relative do not require the approval of shareholders. The foregoing relief will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement will require shareholders’ approval as detailed above.

        Board of directors and shareholder approval is also required in the event a company issues its securities in a private placement of securities that will cause a person to become a controlling shareholder, or in the event a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, and that issuance will (i) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (ii) cause any person to become a holder of more than 5% of the company’s outstanding share capital.

        Notwithstanding all of the above, if any of the enumerated transactions requiring special approvals is adverse to the company’s interest, such approval would not be effective.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

        The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions. Our articles of association allow us to exculpate any office holder from his or her liability to us for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

Insurance of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with a respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holder’s duty of care to the company or to another person; (ii) a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or (iii) a monetary liability imposed upon the office holder in favor of another person.

        Our articles of association provide that, subject to any restrictions imposed by applicable law, we may procure, and/or undertake to procure, insurance covering any past or present or future office holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

Indemnification of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for liabilities or expenses imposed on him or her, or incurred by him or her concerning acts or omissions performed by the office holder in such capacity for: (i) a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court; (ii) reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without an indictment against the office holder but with the imposition of a monetary liability on the office holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (iii) reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company’s behalf, or by another person, against the office holder, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

        The Israeli Companies Law provides that a company’s articles of association may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified. It also provides that a company’s articles of association may permit the company to undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances.

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

Limitations on Exculpation, Insurance and Indemnification

        The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following: (i) a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company; (ii) a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (iii) any act or omission committed with intent to derive an unlawful personal gain; and (iv) any fine or forfeiture imposed on the office holder.

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

NASDAQ Marketplace Rules and Home Country Practices

        Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. On June 9, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. We do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

—	the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See above in this Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside and Independent Directors.”

—	the requirements regarding the directors nominations process. Under Israeli law and practice our board of directors and shareholders holding at least 1% of a company’s voting rights are authorized to recommend to our shareholders director nominees for election. See above in this Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.”

—	the requirement regarding the quorum for any meeting of the holders of common stock. Instead, we follow Israeli law and practice which provides that, unless otherwise provided by a company’s articles of association, the quorum required for a general meeting of shareholders is at least two shareholders present who hold, in the aggregate, 25% of the company’s voting rights. Our articles of association provide that the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. See Item 10A. “Additional Information – Share Capital – Annual and Extraordinary Meetings of Shareholders.”

D.	EMPLOYEES

        As of December 31, 2006, we employed 310 full-time employees in Israel, of which 184 were employed in manufacturing services, 35 in process and product engineering, 42 in quality assurance and control, 12 in sales and marketing and 37 in finance, accounting, information service and administration.

        As of December 31, 2005, we employed 273 full-time employees in Israel, of which 157 were employed in manufacturing services, 36 in process and product engineering, 30 in quality assurance and control, 13 in sales and marketing and 37 in finance, accounting, information service and administration.

        As of December 31, 2004, we employed 261 full-time employees in Israel, of which 150 were employed in manufacturing services, 34 in process and product engineering, 30 in quality assurance and control, 12 in sales and marketing and 35 in finance, accounting, information service and administration.

        In addition, as of December 31, 2006, Kubatronik, our subsidiary in Germany, employed 40 full-time employees and 7 part-time employees, compared to 37 full-time employees and 9 part-time employees at December 31, 2005 and 32 full-time employees and 9 part-time employees at December 31, 2004.

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

        In addition, certain of our officers, key employees and other employees are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with some of our executive officers. All of our officers and employees are subject to confidential and proprietary information provisions set forth in our Code of Business Conduct and Ethics.

        Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Some of our employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Most of our employees are covered by pension funds providing similar benefits. We contribute between 12.0% and 14% of base salaries to such plans and employees contribute between 5.0% to 6.5% of base salaries. We also contribute 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and others and such employees contribute 2.5% of base salaries. Our contribution and employee contributions are not limited; however, a company’s contribution above certain specified maximum amounts are taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 5.29% of the salary and the employee contribution to the National Insurance Institute is at the rate of 8.1% of the salary (of which 4.1% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 35,760 (approximately $8.500). In the year ended December 31, 2006, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 5.3% of salaries.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of June 25, 2007 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Nissim Gilam	30,000	(3)	*
Arieh Reichart	115,515	(4)	1.7%
Amnon Shemer	10,666	(5)	*
Dan Eshed	-		-
Eli Dvora	23,500	(3)	*
Moshe Leibovich	10,666	(5)	*
Roberto Tulman	5,000	(3)	*
Shlomo Danino	-		-
Vardit Dekel	3,000	(3)	*
David Banitt	-		-
Jack Bigio	-		-
Josef Maiman	1,585,540	(6)	24.0%
Ophira Rosolio-Aharonson	-		-
Eliyaho Tov	-		-
Joseph Yerushalmi	-		-

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 6,609,807 ordinary shares issued and outstanding as of June 25, 2007.

(3)	Subject to currently exercisable options granted under our 2005 Stock Option Plan, having an exercise price of NIS 21 ($ 4.97) per share, which options expire in December 2007.

(4)	Includes 30,000 ordinary shares subject to currently exercisable options granted under our 2005 Stock Option Plan, having an exercise price of NIS 21 ($ 4.97 ) per share, which options expire in December 2007.

(5)	Of such shares, 6,666 ordinary shares are subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $1.14 per share, which options expire in November 2009 and 4,000 ordinary shares are subject to currently exercisable options granted under our 2005 Stock Option Plan, having an exercise price of NIS 21 ($ 4.97]) per share, which options expire in December 2007.

(6)	Includes 985,796 ordinary shares held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman. Also includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.‘s wholly owned subsidiary, A. Sariel Ltd, an Israeli corporation. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 1,585,540 ordinary shares held directly by Merhav M.N.F. Ltd., Integral International Inc. and A. Sariel Ltd.

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

        Neither the board of directors nor the compensation committee may, without the consent of the optionee, alter or in any way impair the rights of an optionee under any award previously granted. Neither the termination of the 2000 Plan nor the change of control of our company (except to the extent provided in the 2000 Plan) will affect any option previously granted.

        The option price per share may not be less than 100% of the fair market value of such share on the date of the grant. However, in the case of an award of an incentive stock option made to a 10% owner, the option price per share may not be less than 110% of the fair market value (as such term is defined in the 2000 Plan) of such share on the date of the award. Generally the options vest ratably over a three-year period. An option may not be exercisable after the expiration of five years from the date of its award. No option may be exercised after the expiration of its term.

        Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his or her guardian or legal representative. However, during the optionee’s lifetime, the optionee may, with the consent of the compensation committee, transfer without consideration all or any portion of his options to members of the optionee’s immediate family (as defined in the 2000 Plan), a trust established for the exclusive benefit of members of the optionee’s immediate family, or a limited liability company in which all members are members of the optionee’s immediate family.

        As of December 31, 2006, options for the purchase of 138,400 ordinary shares had been granted under the 2000 Plan (excluding options that expired without being exercised), of which, options to purchase 118,400 ordinary shares having an exercise price of $4.375 per share and options to purchase 20,000 ordinary shares having an exercise price of $1.14 per share. During the year ended December 31, 2006, options to purchase 7,600 ordinary shares were exercised. Options to purchase 13,333 ordinary shares are currently exercisable under the 2000 Plan. Of the options granted under the 2000 Plan (excluding options that expired without being exercised), options to purchase 59,500 ordinary shares were granted to our executive officers and the chairman of our board of directors, of which options to purchase 13,333 ordinary shares are currently exercisable and options to purchase 39,500 ordinary shares have been exercised. Since December 2004, we have not granted options under the 2000 Plan and we do not intend to grant any additional options under the 2000 Plan in the future.

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

        As of December 31, 2006, options for the purchase of 284,500 ordinary shares had been granted under the 2005 Plan, all of which were fully vested upon grant and expire in December 2007. During the year ended December 31, 2006, options to purchase 13,900 ordinary shares were exercised and options to purchase 3,200 ordinary shares were forfeited without being exercised. No additional options may be granted in the future under the 2005 Plan. Of the options granted under the 2005 Plan, options to purchase 99,500 ordinary shares were granted to our executive officers and the chairman of our board of directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information as of June 25, 2007 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Josef Maiman	1,585,540	(3)	24.0%
Merhav M.N.F. Ltd.	985,796		14.9%
Integral International Inc.	599,744	(4)	9.1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 6,609,807 ordinary shares issued and outstanding as of June 25, 2007.

(3)	Includes 985,796 held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman. Also includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.‘s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

(4)	Includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.‘s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 1,585,540 ordinary shares held directly by Merhav M.N.F. Ltd , Integral International Inc. and A. Sariel Ltd.

Significant Changes in the Ownership of Major Shareholders

        As of December 31, 2004, Mr. Josef Maiman beneficially held 2,015,956 ordinary shares, representing approximately 36.7% of our then outstanding ordinary shares. Of such shares, 341,500 ordinary shares, representing approximately 6.2% of our then outstanding shares, were held of record by Mr. Maiman, 606,060 ordinary shares, representing approximately11.0% of our then outstanding shares, were held of record by Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by Mr. Maiman (excluding ordinary shares that were issuable upon exercise of a convertible note then held by Merhav) and 1,068,396 ordinary shares, representing approximately 19.5% of our then outstanding shares, were held of record by Integral International Inc., or Integral, a Panama corporation controlled by Mr. Maiman.

        During the period of March 24, 2005 through April 6, 2005, Mr. Josef Maiman sold 1,416,212 ordinary shares that were beneficially held by him, of which 606,060 ordinary shares were held of record by Merhav, 468,652 ordinary shares were held of record by Integral and 341,500 were held directly by Mr. Maiman. As a result, Mr. Maiman’s beneficial ownership interest decreased to approximately 10.7% of our then outstanding shares (excluding ordinary shares that were issuable upon exercise of a convertible note then held by Merhav).

        As of December 31, 2005 and 2006, Mr. Josef Maiman beneficially held 599,744 ordinary shares, which were held of record by Integral, representing approximately 10.7% of our outstanding shares at such times (excluding ordinary shares that were issuable upon exercise of a convertible note then held by Merhav).

        In May 2007, Mr. Josef Maiman elected to convert a convertible note held of record by Merhav for an aggregate 985,796 ordinary shares. As a result, Mr. Maiman’s beneficial ownership interest increased to 1,585,540 ordinary shares, representing approximately 24.0% of our then outstanding shares, of which 985,796 are held of record by Merhav and 599,744 are held of record by Integral.

Major Shareholders Voting Rights

        Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 26, 2007, there were 21 holders of record of our ordinary shares, of which 12 record holders holding approximately 75% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 74.68% of our outstanding ordinary shares as of such date).

B.	RELATED PARTY TRANSACTIONS

        In 2003, we negotiated a new financing plan with our banks and controlling shareholder. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Josef A. Maiman. In January 2004, pursuant to the terms of the note, Merhav converted $200,000 of the amounts due and payable under the note into 606,060 ordinary shares of our company, and we issued a replacement convertible note to Merhav for the amount that remained outstanding under the original note at such date, in the principal amount of $325,312.5. The note became due on May 15, 2007. The note bore interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the note, Merhav had the right, at any time, to convert the note into ordinary shares of our company at a price of $0.33 per ordinary share. We had the right, at our sole discretion, to repay the accrued interest or convert the accrued interest into ordinary shares at the foregoing price. On May 15, 2007, Mr. Maiman elected to convert the entire note into 985,796 ordinary shares. Upon the conversion of the note, we elected to repay the accrued interest on the principal amount of the convertible note to Merhav in the amount of $128,000. During 2006, we recorded interest and exchange rate expenses of NIS 24,000 ($5,680) on the convertible note.

C.	INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 17 hereof and incorporated herein by this reference.

Legal Proceedings

        In June 2002, an action was initiated by a former employee, citing an alleged breach of an agreement for the payment of royalties in exchange for the use of his invention. The plaintiff is seeking damages of NIS 1.0 million. We have denied all liability under this claim and asserted that no agreement was entered into between the parties, no compensation was agreed upon and that the amount of the claim is baseless. In April 2005, the court referred the parties to mediation proceedings. In 2006, we reached an agreement with the plaintiff according to which the claim has been cancelled.

        Since the end of 2004, we have received a number of correspondence from one of our customers alleging that we have caused the customer to suffer damages between $120,000 to $500,000 due to our supplying allegedly defective PCBs. We do not agree with the customer’s allegations and do not believe that we are responsible for such damages. To our knowledge, no lawsuit has been filed against us by the customer to date. o.k.

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

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low

2002	$1.91	$0.28
2003	$1.84	$0.31
2004	$2.84	$0.82
2005	$6.40	$1.21
2006	$5.35	$2.87

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

2005
First Quarter	$6.40	$1.21
Second Quarter	$4.50	$1.62
Third Quarter	$4.43	$1.68
Fourth Quarter	$4.75	$3.61

2006
First Quarter	$5.35	$3.79
Second Quarter	$5.05	$3.70
Third Quarter	$4.25	$2.87
Fourth Quarter	$4.66	$3.55

2007
First Quarter	$4.55	$3.70

Monthly Stock Information

        The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

Month

December 2006	$4.66	$3.67
January 2007	$4.30	$3.88
February 2007	$4.50	$3.95
March 2007	$4.55	$3.70
April 2007	$4.64	$4.10
May 2007	$4.70	$4.29

B.	PLAN OF DISTRIBUTION

         Not applicable.

C.	MARKETS

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

The Powers of the Directors

        Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth above in Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

        Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of its profits, as defined under the Israeli Companies Law. See Item 8A. “Financial Information – Consolidated and Other Financial Information – Dividend Distributions Policy.” If after 30 days a dividend has been declared and it is still unclaimed, the dividend may be invested or otherwise used by us for our own account, as we deem fit, until such dividend is claimed; and we will not be deemed a trustee in respect thereof. We are not obliged to pay, and may not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fails to collect the same or to provide us the necessary information for the payment thereof, or if we are for any other reason unable to pay the dividend to such shareholder.

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

        Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors). Generally, at each annual meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. For information regarding the election of our outside directors, see Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.”

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

        Limitations on any existing or prospective major shareholder. See Item 6C. “Directors and Senior Management – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Extraordinary Meetings of Shareholders

        The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See this Item 10B. “Additional Information – Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

        The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum is adjourned by three business days, at the same time and place, or any time and place as the board of directors unanimously designate in a notice to the shareholders. The requisite quorum at an adjourned general meeting will be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Israeli Companies Law – the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and (ii) in any other case – one or more shareholders, present in person or by proxy, holding at least one share. We do not follow the requirements of the NASDAQ Marketplace Rules regarding the quorum for any meeting of the holders of common stock. See Item 6C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Marketplace Rules and Home Country Practices.”

Limitations on the Rights to Own Securities in Our Company

        Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

        Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to determine the consideration for the acquisition if the consideration is less than the shares’ fair value. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

        The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a “control block.” Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a “control block.” The requirement for a tender offer does not apply if there is already another holder of a control block. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company. These requirements do not apply if:

—	the acquisition was made in a private placement the object of which was to confer to the acquirer a “control block” where there is no holder of a “control block”, or to confer to the acquirer more than 45% of the voting rights in the company where there is no holder of more than 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

—	the acquisition was from the holder of a "control block" and resulted in the acquirer becoming the holder of a "control block"; or

—	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

        Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened by with prior notice of at least 35 days. A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

        Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present and voting, in person or by proxy or by written ballot, at the general meeting convened to approve the transaction. If one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies , or a substantial shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a substantial shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled thereby, is sufficient to reject the merger transaction. Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company and (ii) the right to appoint a director of a company. If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company. The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

        Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the acquiring company. A merger is not subject to the approval of the shareholders of the acquiring company if:

—	the merger does not require the alteration of the memorandum or articles of association of the acquiring company;

—	the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the acquiring company, on a fully diluted basis;

—	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the acquiring company; and

—	there is no person that holds 25% or more of the means of control in both companies.

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

ISRAELI TAX CONSIDERATIONS

General Corporate Tax Structure

        Israeli companies are subject to “Corporate Tax” on their worldwide income. The applicable rate for 2006 was 31%. The rate was reduced to 29% in 2007 and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise” or a “benefited enterprise” (as further discussed below) may be considerably lower. See this Item 10E. “Additional Information – Taxation – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

        As of December 31, 2006, we had approximately NIS 41.7 million ($9.9 million) in tax loss carryforwards in Israel, which can be offset against future income in Israel without time limitation. In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2001 tax years are considered final due to the statute of limitations. Our principal foreign subsidiary, Kubatronik, has received final tax assessments through the 2003 tax year. Despite our accumulated profits in Israel during the three years ended December 31, 2006, we did not record a deferred tax asset in 2006 with respect to our profits generated in Israel due to uncertainty about our ability to utilize such tax asset in the foreseeable future. Such uncertainty is primarily due to the devaluation of the U.S. dollar against the NIS, our dependency on one major customer whose product is at the end of its lifecycle, the uncertainty of our being able to attract sufficient business to compensate for the loss of such a major customer, the fluctuations of the PCB industry and our history of losses. We recorded a tax expense of NIS 703,000 ($166,000) in the year ended December 31, 2006, relating to the establishment of a valuation allowance on the deferred tax asset in respect of the loss carryforward of Kubatronik.

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

        Moreover, Industrial Enterprises which are approved enterprises or benefited enterprises (see below) can choose between (a) the special depreciation rates referred to above or (b) accelerated regular rates of depreciation applied on a straight-line basis in respect of property and equipment, generally ranging from 200% (in respect of equipment) to 400% (in respect of buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum.

        Eligibility for benefits under the Industry Law is not contingent upon the approval of any Government agency. There can be no assurance that we will continue to so qualify, or will be able to avail ourselves of any benefits under the Industry Law in the future.

Tax Benefits Under The Law for the Encouragement of Capital Investments, 1959

General

        Certain of our production facilities have been granted approved enterprise and benefited enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status. As of December 31, 2006, one benefited investment program is applicable to us, the period of tax benefits relating to which has not yet commenced, and will expire no later than 2017 (see below). The benefit period for all other programs (approved enterprises) expired in 2005.

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

        In April 2005, the Israeli legislature passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits not involving a government grant, referred to as a “benefited enterprise.” The primary changes are as follows:

—	Companies that meet the criteria of the alternative package of tax benefits track will receive those benefits without need for prior approval, rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns. In addition, there will be no requirement to file reports with the Investment Center. Audits will be the responsibility of the Income Tax Authorities as part of their tax audits. Companies may also approach the Israeli Tax Authority for a pre-ruling regarding its eligibility for benefits under the April 2005 amendment.

—	Tax benefits of the alternative benefits track include lower tax rates or no tax depending on the area and the track chosen, lower tax rates on dividends and accelerated depreciation.

—	In order to receive benefits in the grant track or the alternative benefit track, the industrial enterprise must contribute to the economic independence of the Israeli economy, be competitive (as defined in the April 2005 amendment) and contribute to the gross local product in one of the manners stipulated in the amended Investment Law. Tax benefits would be available, subject to certain conditions (described below), to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market.

—	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required in order for the investment to qualify for the alternative benefits track. For an expansion of an enterprise under the alternative benefits track, a company is required to invest within three years in production machinery and equipment the greater of NIS 300 thousand or a certain percentage of its existing production machinery and equipment.

—	The April 2005 amendment to the Investment Law generally does not apply to investment programs having an “approved enterprise” approval certificate from the Investment Center issued prior to December 31, 2004.

        On September 20, 2006, we received a ruling from the Israeli Tax Authority approving our most recent investment plan as a benefited enterprise in lieu of the former approved enterprise status. Pursuant to such ruling, the former approved enterprise status of that investment plan was terminated by the Investment Center.

        The benefited enterprise status granted to our investment plan provides for a tax exemption on undistributed earnings derived from the program for two years and a reduced tax rate for the remainder of the benefit period (see below). The benefit period with respect to such program has not yet commenced, and will expire no later than 2017.

        The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval.

        If, (i) only a part of a company’s taxable income is derived from an approved enterprise or a benefited enterprise, as in our case; or (ii) a company owns more than one approved enterprise or benefited enterprise, the resulting effective corporate tax rate of the company represents the weighted combination of the various applicable rates. A company owning a “mixed enterprise” (which is a company that derives income from one or more sources in addition to an approved enterprise or benefited enterprise)generally may not distribute a dividend that is attributable only to the approved enterprise or benefited enterprise.

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

        A company owning an approved enterprise, which was approved after April 1, 1986, and before December 31, 2004 could elect to forego the entitlement to grants and to certain tax benefits otherwise available under the Investment Law, and apply for an alternative package of tax benefits. Qualified investments which were not approved before January 1, 2005 and meet the criteria of the alternative package of tax benefits track will receive the benefits without need for prior approval.

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

        The tax benefits available to benefited enterprises are: (1) benefited enterprise situated in zone A may choose between (a) limited corporate tax rate of 11.5%; and (b) tax exemption from corporate tax on undistributed income; (2) benefited enterprise qualified as “strategic investments” is entitled to a tax exemption; (3) benefited enterprise situated in zone B or elsewhere (“zone C”) is entitled to tax exemption on undistributed income for six or two years, respectively, and to beneficial tax rate (25% or less in the case of a qualified foreign investor’s company which is at least 49% owned by non-Israeli residents) for the remainder of the applicable period of benefits. Our plant is located in zone C.

        Dividends paid out of income derived from an approved enterprise or benefited enterprise (or out of dividends received from a company whose income is derived from an approved enterprise or benefited enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the alternative package of tax benefits will be subject to corporate tax at the otherwise applicable rate of 25% (or lower in the case of a qualified foreign investor’s company which is at least 49% owned by non Israeli residents) in respect of the gross amount of the dividend if it pays a dividend out of income derived from its approved enterprise or benefited enterprise during the tax exemption period. Dividends paid to a qualifying non-resident out of the profits of benefited enterprise subject to 11.5% corporate tax are subject to withholding tax at the rate of 4%.

        The tax benefits available to an approved enterprise and a benefited enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the approved enterprises. In the event of our failure to comply with these conditions, the tax and other benefits could be rescinded, in whole or in part, and we might be required to refund the amount of the canceled benefits, with the addition of the Israeli consumer price index linkage differences and interest.

        A company that qualifies as a foreign investor’s company is entitled to further tax benefits relating to its approved enterprises and benefited enterprises. Subject to certain conditions, a foreign investor company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors), and of whose combined share and loan capital, is owned, directly or indirectly, by persons who are not residents of Israel. Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved and benefited enterprises (up to ten years) and further tax benefits (a reduced corporate tax rate of 10%-20%) should the foreign investment reach or exceed 49%. The rate of 15% applicable to dividends is effective for an unlimited period. No assurance can be given that we currently qualify or will qualify in the future as a foreign investor’s company.

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

        Subject to certain transitional provisions relating to capital gains derived from the sale of assets, including our shares, purchased prior to January 1, 2003, the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange, is generally a uniform rate of 20% for individuals and 25% for corporate bodies and substantial individual shareholders (who are, generally, shareholders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months before the sale). The tax rate on dividends is generally a uniform rate of 20% for individuals and non-resident corporate shareholders and 25% for substantial individual and substantial non-resident corporate shareholders. Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from approved enterprises or stems from income derived or accrued outside of Israel.

        Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will generally not apply to the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty. However, this exemption will not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the qualified U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

        For residents of other countries, the purchaser of the shares may be required to withhold capital gains tax on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the stockholder’s country of residence.

        The capital gain from the sale of our shares by non-Israeli residents would be tax exempt as long as our shares are listed on the NASDAQ Capital Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (i) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, and (ii) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign Exchange.

        If the shares were sold by Israeli residents, then (i) for the period ending December 31, 2002 their sale would be tax exempt so long as (1) the shares were listed on a stock exchange, such as, in our case, the NASDAQ Capital Market, which is recognized by the Israeli Ministry of Finance on December 31, 2002, and (2) we qualified as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes) 1969, at the relevant times as provided by the Income Tax Ordinance [New Version], 1961, which we believe we so qualified and (ii) for the period commencing January 1, 2003, the sale of the shares would be, generally, subject to a 20% tax if sold by non-substantial individual shareholders and 25% tax if sold by a corporate body or a substantial individual shareholders. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an Industrial Company at the relevant times.

        On the distribution of dividends other than bonus shares (stock dividends) to individual Israeli residents shareholders or to non-Israeli shareholders, income tax applies at the rate of 20% or 25%, as described above, but is generally withheld at source at the rate of 20% (for as long as we are listed) or the lower rate payable with respect to dividends received out of income derived from approved enterprises (see “Law for the Encouragement of Capital Investments, 1959”), unless a double taxation treaty is in effect between Israel and the shareholder’s country of residence which provides for a lower tax rate in Israel on dividends. The Convention between the State of Israel and the Government of the United States relating to relief from double taxation provides for a maximum tax of 25% on dividends paid to a resident of the United States. Dividends paid to an Israeli company by another Israeli company are not subject to corporate tax, unless received out of income derived from approved enterprises or unless the dividend stems from income produced or accrued abroad.

Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 20% (or 25% as described above), 12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power for a designated period, and 15% for dividends generated by an approved enterprise applies, unless a different rate is provided for based on a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise or benefited enterprise are, generally, taxed at the rate of 15%.

        Subject to certain conditions, non-Israeli residents will be tax exempt on capital gain derived from investments in Israeli companies made within the period commencing July 1, 2005 through December 31, 2008, even if the capital gain was derived after such period and without derogating from any other capital gain tax exemption applying to non-Israeli resident under Israeli law or under any applicable double tax treaty.

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

        For purposes of this summary, a U.S. Holder is:

—	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

—	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate whose income is subject to U.S. federal income tax regardless of its source; or

—	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

        Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “ – Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

        Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income category or general category income for United States foreign tax credit purposes. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

        If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund”, or a QEF election, or to “mark-to-market” your ordinary shares, as described below:

—	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

—	the amount allocated to the first year during which we are considered a PFIC and each subsequent year, other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

—	you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

Foreign Currency Exchange Risk

        We record our revenues and expenses in NIS. Our revenues are generally denominated in foreign currencies, primarily the U.S. dollar and Euro, while our expenses are primarily denominated in NIS, U.S. dollars, Euros, dollar-linked NIS and Euro-linked NIS. As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition. The NIS value of our U.S. dollar and Euro revenues decline if the NIS devaluates against the dollar and Euro. In addition, our expenses other than those paid in Israeli currency that are not-linked to other currencies are influenced by the devaluation of the NIS in relation to the U.S. dollar and the Euro. The NIS value of our U.S. dollar and Euro expenses increase if the NIS devaluates against the dollar and the Euro and other currencies other than NIS. In 2006, the U.S. dollar devaluated against the NIS by 8.2%.

        We have engaged external consultants to assist us to manage our foreign exchange risk. From time to time in the past we have engaged in hedging transactions in order to partially protect ourselves from currency fluctuation and inflation risks and may use hedging instruments from time to time in the future.

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, our non-linked and U.S. dollar linked long-term loans and our factoring agreement. These are principally denominated in (i) NIS and bear annual interest ranging from 6.95% to 7.10% as of December 31, 2006; and (ii) U.S. dollars and bear interest of 7.38% as of December 31, 2006. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines, long-term loans and factoring agreement. Our potential loss over one year that would result from a hypothetical change of 1% in the interest rate would be approximately $58,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15.	CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

ITEM 15T.	CONTROLS AND PROCEDURES

         Not applicable.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Mr. Eliyaho Tov, an outside director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Tov’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

	Year Ended December 31,
Services Rendered	2005	2006

Audit (1)	NIS 511	NIS 715
Tax (2)	28	25
Total	NIS 539	NIS 740

(1)	Audit fees relate to services that are normally provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide.
(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

Pre-Approval Policies and Procedures

        Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        Neither we nor any affiliated purchaser has purchased any of our securities during 2006.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Consolidated and Company Financial Statements.

Report of Independent Registered Public Accounting Firm	F-1
Consolidated and Company Balance Sheets	F-2
Consolidated and Company Statements of Operations	F-4
Consolidated and Company Statements of Changes in Shareholders' Equity	F-5
Consolidated and Company Consolidated Statements of Cash Flows	F-6
Notes to the Consolidated and Company Financial Statements	F-9

ITEM 18.	FINANCIAL STATEMENTS

         Not applicable.

ITEM 19.	EXHIBITS

        Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant, as amended (2)

2.1	Specimen of Share Certificate (1)

4.1	Indemnity Agreement provided to Arieh Reichart dated December 5, 1996 and a schedule of similar indemnity agreements provided by the Registrant to its officers and directors (1)

4.2	2000 Stock Option Plan (3)

4.3	2005 Stock Option Plan (4)

4.4	Services Factoring Agreement dated July 8, 2003 (5)

4.5	Share Purchase Agreement between En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat, Mr. Thomas Kubat and Ms. Heike Heidenreich dated June 10, 2002 (6)

4.6	Extension of Put/Call Option Agreement among En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat dated May 4, 2005 (7)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, a member firm of KPMG International

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, filed with the Securities and Exchange Commission and incorporated herein by reference.

(2)	Filed as Exhibit 3.2 to our Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(3)	Filed as Exhibit 10.4 to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(4)	Filed as Appendix A to the Proxy Statement for our 2005 Annual General Meeting of Shareholders filed on Report of Foreign Private Issuer on Form 6-K for the month of November 2005, and incorporated herein by reference.

(5)	Filed as Exhibit 10.5 to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

(6)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(7)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

Eltek Ltd.

Consolidated and Company Financial Statements as of December 31, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Eltek Ltd.

We have audited the accompanying balance sheets of Eltek Ltd. (the “Company”) and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2006 and the related consolidated and Company statements of operations, changes in shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2006. These Company and consolidated financial statements are the responsibility of the Company’s Board of Directors and its Management. Our responsibility is to express an opinion on these consolidated and Company financial statements based on our audits.

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

In our opinion, the financial statements, referred to above present fairly, in all material respects, the financial position of the Company and of the Company and its subsidiaries as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

As discussed in Note 2C to these financial statements, the aforementioned financial statements are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standard Board.

Generally accepted accounting principles in Israel vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences with respect to the financial statements of the Company and of the Company and its subsidiaries is summarized in Note 29 to these financial statements.

As discussed in Note 2E to the consolidated financial statements effective January 1, 2006, the company applies Israeli Accounting Standard No. 20 (Revised) “The Accounting Treatment of Goodwill and Intangible Asset with indefinite useful lives when Purchasing on Investee”.

As discussed in Note 2O to the consolidated financial statement effective January 1, 2006, the Company applies Israeli Accounting Standard No. 22 “Financial Instruments: Disclosure and Presentation”.

As discussed in Note 2S to the consolidated financial statement, effective January 1, 2006 the Company applies Israeli Accounting Standard No. 21 “Earnings per share”.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
June 27, 2007

Eltek Ltd.

Balance Sheets - Consolidated and Company

Reported amounts (Note 2(B))

		Consolidated		Company		Convenience translation into US Dollars Consolidated (Note 2H)
	Note	December 31 2005	December 31 2006	December 31 2005	December 31 2006	December 31 2006
						Unaudited
		NIS in thousands				US$ in thousands

Assets

Current assets

Cash and cash equivalents	3	7,258	8,576	5,773	7,796	2,030

Receivables:

Trade	4	* 22,990	32,562	* 21,704	31,119	7,707
Other	5	* 1,926	1,103	* 2,037	2,321	261

Inventories	6	16,051	15,910	13,991	13,055	3,766
Prepaid expenses		986	813	910	735	192

Total current assets		49,211	58,964	44,415	55,026	13,956

Deferred taxes	24	697	-	-	-	-

Long-term investments	7	-	-	8,627	7,863	-

Property and
equipment, net	8	32,969	34,997	29,918	32,008	8,283

Goodwill	1; 9	3,735	3,816	-	-	903

Total assets		86,612	97,777	82,960	94,897	23,142

*	Reclassified

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Balance Sheets - Consolidated and Company

Reported amounts (Note 2(B))

		Consolidated		Company		Convenience translation Consolidated (Note 2H)
	Note	December 31 2005	December 31 2006	December 31 2005	December 31 2006	December 31 2006
						Unaudited
		NIS in thousands				US$ in thousands

Liabilities and
shareholders' equity

Current liabilities
Short-term credit and current maturities of long-term debts	10	17,561	11,731	17,561	11,731	2,776
Trade payables	11	25,176	25,100	24,273	24,418	5,942
Other liabilities and accrued expenses	12	10,914	12,539	9,843	11,834	2,968
Convertible debenture note	16	-	1,844	-	1,844	436

Total current liabilities		53,651	51,214	51,677	49,827	12,122

Long-term liabilities
Long-term debts, excluding current maturities	13	7,607	12,962	7,607	12,962	3,068
Employee severance
benefits, net	14	274	344	143	163	82

Total long-term liabilities		7,881	13,306	7,750	13,125	3,150

Minority interests		1,547	1,312	-	-	310

Convertible debenture note	16	1,820	-	1,820	-	-

Commitments and
contingent liabilities	15
Shareholders' equity	17
Ordinary shares, NIS 0.6
par value
Authorized 50,000,000 shares, issued and outstanding 5,624,011 shares as of December 31, 2006 (5,602,511 shares as of December 31, 2005)		29,765	29,778	29,765	29,778	7,048
Additional paid-in capital		54,553	54,981	54,553	54,981	13,013
Capital reserves related to loans from controlling shareholders		10,010	10,010	10,010	10,010	2,369
Cumulative foreign currency
translation adjustments		1,916	2,093	1,916	2,093	495
Capital reserves		6,685	6,685	6,685	6,685	1,582
Accumulated deficit		(81,216)	(71,602)	(81,216)	(71,602)	(16,947)

Total shareholders' equity		21,713	31,945	21,713	31,945	7,560

Total liabilities and
shareholders' equity		86,612	97,777	82,960	94,897	23,142

—————————————— Arieh Reichart President, Chief Executive Officer	/s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer	/s/ Nissim Gilam —————————————— Nissim Gilam Chairman of the board of directors

Date: June 27, 2007

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Statements of Operations - Consolidated and Company

Reported amounts (Note 2(B))

								Convenience Translation into US Dollars (Note 2H)
		Consolidated			Company			Consolidated
	Note	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2006
								Unaudited
		NIS in thousands, (except earnings (loss) per NIS 1 par value of share capital)						US$ in thousands

Revenues	18	125,002	144,429	173,944	108,785	128,459	154,711	41,171
Cost of revenues	19	(109,998)	(115,733)	(136,526)	(95,331)	(102,242)	(121,038)	(32,313)

Gross profit		15,004	28,696	37,418	13,454	26,217	33,673	8,858
Research and development expenses, net	20	-	(646)	(687)	-	(646)	(687)	(163)
Selling, general and administrative expenses	21	(18,265)	(19,862)	(24,308)	(15,054)	(16,361)	(20,028)	(5,754)
Amortization of goodwill	9	(593)	(593)	-	-	-	-	-

Operating income (loss)		(3,854)	7,595	12,423	(1,600)	9,210	12,958	2,941
Financial expenses, net	22	(2,948)	(2,656)	(2,396)	(2,281)	(2,381)	(2,355)	(568)

		(6,802)	4,939	10,027	(3,881)	6,829	10,603	2,373
Other income (expenses), net	23	52	103	24	43	111	(9)	6

Income (loss) before tax benefit (expenses)		(6,750)	5,042	10,051	(3,838)	6,940	10,594	2,379
Tax benefit (expenses)	24	713	-	(703)	-	-	-	(166)

Income (loss) after tax benefit (expenses)		(6,037)	5,042	9,348	(3,838)	6,940	10,594	2,213
Company's share in losses of subsidiaries, net	7	-	-	-	(2,017)	(1,680)	(980)	-
Minority interests		182	218	266	-	-	-	63

Net income (loss)		(5,855)	5,260	9,614	(5,855)	5,260	9,614	2,276

Basic net earnings (loss) per share		* (1.07)	* 0.94	1.71	* (1.07)	* 0.94	1.71	0.41

Diluted net earnings (loss) per share		* (1.07)	* 0.81	1.39	* (1.07)	* 0.81	1.39	0.33

Weighted average shares used to compute
basic net earnings (loss) per share		5,492	5,575	5,617	5,492	5,575	5,617	5,617

Weighted average shares used to compute
diluted net earnings (loss) per share		5,492	6,785	6,954	5,492	6,785	6,954	6,954

*	Restated, see Note 2S.

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Statements of Changes in Shareholders' Equity - Consolidated and Company

Reported amounts (Note 2(B))

	Number of ordinary Shares*	Ordinary shares	Additional paid-in capital	Capital reserves related to loans from controlling shareholders	Cumulative foreign currency translation adjustments	Capital reserves	Accumulated deficit	Total shareholders' equity
		(NIS thousands, except number of shares)

Balance as of December 31, 2003	4,885,651	29,334	51,985	10,010	2,004	6,685	(80,621)	19,397
Changes during the year
Conversion of convertible note	606,060	364	515	-	-	-	-	879
Foreign currency translation
adjustments	-	-	-	-	570	-	-	570
Net loss	-	-	-	-	-	-	(5,855)	(5,855)

Balance as of December 31, 2004	5,491,711	29,698	52,500	10,010	2,574	6,685	(86,476)	14,991
Changes during the year
Exercise of employee stock options	110,800	67	2,053	-	-	-	-	2,120
Foreign currency translation
adjustments	-	-	-	-	(658)	-	-	(658)
Net income	-	-	-	-	-	-	5,260	5,260

Balance as of December 31, 2005	5,602,511	29,765	54,553	10,010	1,916	6,685	(81,216)	21,713
Changes during the year
Exercise of employee stock options	21,500	13	428	-	-	-	-	441
Foreign currency translation
adjustments	-	-	-	-	177	-	-	177
Net income	-	-	-	-	-	-	9,614	9,614

Balance as of December 31, 2006	5,624,011	29,778	54,981	10,010	2,093	6,685	(71,602)	31,945

US$ in thousands (Note 2H)

Convenience translation year
ended December 31, 2006 (Unaudited)	7,048	13,013	2,369	495	1,582	(16,947)	7,560

*	Ordinary shares of a par value of NIS 0.6 each.

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Statements of Cash Flows - Consolidated and Company

Reported amounts (Note 2(B))

							Convenience translation into US Dollars (Note 2H)
	Consolidated			Company			Consolidated
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2006
	NIS thousands						US$ in thousands
							(Unaudited)

Cash flows from operating activities:
Net income (loss)	(5,855)	5,260	9,614	(5,855)	5,260	9,614	2,276
Adjustments to reconcile net income (loss) to net
cash flows provided by operating activities:
Accrued interest and inflationary and exchange rate impact on
long- term debts	12	555	(690)	12	555	(690)	(163)
Depreciation	13,428	10,904	10,379	11,766	9,630	9,592	2,457
Amortization of goodwill	593	593	-	-	-	-	-
Loss (gain) on disposal of fixed assets, net	(86)	(103)	(24)	(77)	(111)	9	(6)
Company's share in losses of subsidiaries, net	-	-	-	2,017	1,680	980	-
Minority interests	(182)	(218)	(266)	-	-	-	(63)
Increase (decrease) in employee severance benefits, net	103	(767)	67	92	(813)	20	16
Decrease (increase) in trade receivables	*(3,813)	*836	(9,544)	*(3,077)	*488	(9,415)	(2,259)
Decrease (increase) in other receivables and prepaid expenses	*1,090	*(1,331)	1,003	*1,095	*(1,248)	(109)	237
Decrease (increase) in inventories	(379)	(2,544)	189	(290)	(2,083)	936	44
Increase (decrease) in trade payables	1,192	904	(1,906)	1,491	851	(1,658)	(451)
Increase (decrease) in other liabilities and accrued expenses	2,452	15	1,912	2,623	(93)	2,302	453
Accrued interest on convertible note	147	172	172	147	172	172	40
Interest and exchange rate differentials relating to subsidiaries, net	-	-	-	(764)	(222)	(38)	-
Deferred taxes	(753)	-	713	-	-	-	169

Net cash provided by operating activities	7,949	14,276	11,619	9,180	14,030	11,715	2,750

*	reclassified

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Statements of Cash Flows - Consolidated and Company (cont'd)

Reported amounts (Note 2(B))

							Convenience translation into US Dollars (Note 2H)
	Consolidated			Company			Consolidated
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2006
							(Unaudited)
	NIS thousands						US$ in thousands

Cash flows provided by (used in) investing activities:
Investment in subsidiary	-	-	-	(90)	(69)	-	-
Purchase of fixed assets	(1,470)	(12,628)	(9,638)	(1,189)	(12,067)	(8,985)	(2,282)
Proceeds from sale of fixed assets	188	164	31	177	115	-	8

Net cash used in investing activities	(1,282)	(12,464)	(9,605)	(1,102)	(12,021)	(8,985)	(2,274)

Cash flows provided by (used in) financing activities:
Decrease in short- term credit	(726)	(1,603)	(2,857)	(726)	(1,603)	(2,857)	(676)
Repayment of long-term loans	(6,164)	(7,499)	(7,972)	(6,164)	(7,499)	(7,972)	(1,887)
Long-term loans received	-	8,310	11,191	-	8,310	11,191	2,649
Exercise of employee stock options	-	2,120	441	-	2,120	441	104
Repayment of credit from fixed assets payables	-	-	(1,510)	-	-	(1,510)	(359)

Net cash provided by (used in) financing activities	(6,890)	1,328	(707)	(6,890)	1,328	(707)	(169)

Adjustments from translation of financial
statements of foreign entity	126	(156)	11	-	-	-	5

Net increase (decrease) in cash and cash equivalents	(97)	2,984	1,318	1,188	3,337	2,023	312
Cash and cash equivalents at beginning of the year	4,371	4,274	7,258	1,248	2,436	5,773	1,718

Cash and cash equivalents at end of the year	4,274	7,258	8,576	2,436	5,773	7,796	2,030

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Statements of Cash Flows - Consolidated and Company (cont'd)

Reported amounts (Note 2(B))

							Convenience translation into US Dollars (Note 2H)
	Consolidated			Company			Consolidated
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2006
							(Unaudited)
	NIS thousands						US$ in thousands

Supplemental cash flow information

Non-cash activities:

Conversion of convertible note into
share capital	879	-	-	879	-	-	-

Purchase of fixed assets not yet paid	-	-	1,507	-	-	1,507	357

The accompanying notes are an integral part of the consolidated and Company financial statements.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 1 – General

a.	Eltek Ltd. (“the Company”) was incorporated in Israel in 1970. The Company manufactures and supplies advanced printed circuit boards (“PCB”), complex multi-layer back-panels, flex and flex rigid circuit boards for electronic equipment. The principal markets of the Company are in Israel and Europe.

b.	The Company’s stock has been publicly traded on NASDAQ Capital Market since 1997.

Acquisition of Kubatronik Leiterplatten GmbH

In June 2002, the Company established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. (“EN-Eltek”), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH

On June 10, 2002, the Company acquired 76% of the shares of Kubatronik – Leiterplatten GmbH (“Kubatronik”) for the consideration of € 2.6 million (NIS 11.8 million as of the date of acquisition) – See Note 2(E)(1).

Pursuant to the agreement, the seller has until December 31, 2007, the right to require the Company to purchase (“Put option”), and the Company has the right to require the seller to sell to the Company (“Call option”), the seller’s remaining 24% interest in Kubatroni. The acquisition price for the remaining 24% interest varies depending on several factors. Through the date of these financial statements the seller has not approached the Company to exercise the put option. The fair value of the above option was calculated based on the Black and Scholes model.

The acquisition resulted in the recognition of goodwill in the amount of €1.1 million (NIS 5 million as of the date of acquisition) – see Note 9.

Note 2 – Significant Accounting Policies

A.	Basis of preparation of financial statements

The financial statements have been prepared in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as described in Note 29.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 – Significant Accounting Policies (cont’d)

B.	Definitions

Certain terms used in these financial statements are defined as follows:

(1)	Related parties – as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (“ICPAI”) are:

(a)	Parties, one of which directly or indirectly –
(1)	owns 10% or more of the issued share capital of the other party, or of its voting rights or of the rights to appoint its directors, or
(2)	has the right to appoint its Chief Executive Officer (“CEO”), or
(3)	acts as its director or CEO.

(b)	Any corporate body in which a party mentioned in (a) above owns 25% or more of its issued share capital or of its voting rights or of the rights to appoint its directors.

(c)	Spouses and minor children of the parties mentioned in (a) above.

(d)	Interested parties – as defined in Section 1 of the Israeli Securities Law:

(1)	The holder of five percent or more of the issued share capital or voting rights of a company, a person who has the right to appoint one or more directors of a company or its CEO, a person serving as the CEO or as a director, an entity in which a person as described above holds twenty five percent or more of its issued share capital or of its voting rights, or has the right to appoint twenty five percent or more of its directors.

(2)	A subsidiary of a company, other than a nominee company.

(2)	Subsidiaries – companies whose financial statements are fully consolidated with those of the Company, whether held directly or indirectly.

(3)	CPI – Israeli consumer price index as published by the Israeli Central Bureau of Statistics.

(4)	NIS – New Israeli Shekels.

(5)	Adjusted amount – the nominal historical amount adjusted in accordance with the provisions of Opinions 23, 34, 36 and 37 of the ICPAI.

(6)	Reported amount – The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal historical values that were added after the transition date and less amounts eliminated after the transition date. (See Note 2C).

(7)	Adjusted financial reporting – Financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50 of the ICPAI.

(8)	Nominal financial reporting – Financial reporting based on reported amounts.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 – Significant Accounting Policies (cont’d)

C.	Financial statements reported New Israeli Shekels (NIS)

(1)	In October 2001, the Israeli Accounting Standards Board (“IASB”) published Accounting Standard No. 12, “Discontinuance of Adjustment of Financial Statements”. Pursuant to this standard and in accordance with Israeli Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements for the effect of inflation was discontinued as of January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the consolidated and Company financial statements as at December 31, 2003 became the new basis for the nominal financial report as of January 1, 2004. The Company has implemented the provisions of Accounting Standard No. 12 and has accordingly discontinued the adjustments as of January 1, 2004.

(2)	Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

(3)	The term “cost” in these financial statements means the reported amount of cost.

(4)	The financial statements of certain subsidiaries are stated on the basis of the changes in the exchange rates of their relevant functional currencies.

Balance sheets:

a.	Non-monetary items are stated at reported amounts.

b.	Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

Statement of operations:

a.	The Company’s equity in the operating results of investee companies and the share of minority shareholders in the results of subsidiaries are determined on the basis of the reported financial statements of those companies.

b.	Income and expenses derived from non-monetary items included in the balance sheet are derived from the difference between the reported amounts of the opening balance and the reported amounts of the closing balance.

c.	The other income and expense items (such as sales, cost of revenues, etc.) are presented at their nominal historical values.

D.	Translation of foreign entity operations

As of January 1, 2004 the Company implemented Accounting Standard No. 13, “Effect of Changes in Exchange Rates of Foreign Currency” of the Israeli Accounting Standard Board. The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign subsidiaries for the purpose of including them in the financial statements of the reporting entity. The standard provides rules for classifying foreign operations as foreign investee or as an integrated investee, on the basis of the indications described in the standard and the use of discretion, and it provides the method for translating the financial statements of foreign investees, as follows:

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 – Significant Accounting Policies (cont’d)

D.	Translation of foreign entity operations (cont’d)

The financial statements of a foreign subsidiary are translated into Israeli currency as follows:

(1)	The assets and liabilities, both monetary and non-monetary, are translated according to the closing exchange rate including the goodwill arising upon the acquisition of the subsidiary.

(2)	Income and expense items are translated according to the average exchange rate, on a quarterly basis.

(3)	All the resulting exchange rate differences are classified as a separate item of shareholders’ equity until the disposal of the net investment.

E.	Principles of consolidation

1.	The consolidated financial statements include the accounts of the Company and its subsidiaries (EN-Eltek, Kubatronik, Eltek International and Eltek Europe).

2.	The excess of cost of acquisition of Kubatronik over the fair value at date of acquisition of the identifiable assets and liabilities acquired, was charged to goodwill. Goodwill was amortized on the straight line basis over a period of 10 years. As of January 1, 2006, the Company applies Israeli Accounting Standard No. 20 “The Accounting Treatment of Goodwill and Intangible Asset when Purchasing an Investee” (As No. 20). As a result, no amortization is recorded and instead an examination of impairment in value is performed once a year or more frequent if events or changes in circumstances indicate that there may be an impairment in the value of goodwill.

3.	All intercompany transactions and balances were eliminated in consolidation.

F.	Rate of exchange and linkage bases

1.	a.	Monetary assets and liabilities denominated in, or linked to, foreign currencies have been recorded based on the representative exchange rate prevailing at the balance sheet date as published by the Bank of Israel.

b.	Non-monetary assets and liabilities denominated in, or linked to foreign currencies have been recorded based on the representative exchange rate prevailing on the transaction date as published by the Bank of Israel.

c.	Transactions denominated in foreign currency are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company’s monetary items at exchange rates that are different than those by which they were initially recorded during the period, or reported in previous financial statements, are charged to income or expenses.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 – Significant Accounting Policies (cont’d)

F.	Rate of exchange and linkage bases (cont’d)

2.	Balances linked to the CPI are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

3.	Details of the CPI and the representative exchange rates are as follows:

	Israeli CPI	Exchange rate of one US dollar	Exchange rate of one Euro
	Points	NIS	NIS

For the year ended:
December 31, 2004	180.74	4.308	5.877
December 31, 2005	185.05	4.603	5.447
December 31, 2006	184.69	4.225	5.564

	%	%	%

Changes during the year ended:
December 31, 2004	1.21	(1.62)	6.22
December 31, 2005	2.39	6.85	(7.32)
December 31, 2006	(0.19)	(8.21)	2.1

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

These are management’s best estimates based on experience and historical data, however, actual results may vary from these estimates.

H.	Convenience translation (unaudited)

For the convenience of the reader, the reported consolidated NIS figures of December 31, 2006 have been presented in U.S. dollar thousands (unaudited), translated at the representative rate of exchange as of December 31, 2006 (NIS 4.225 = U.S. Dollar 1.00). The U.S. dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in U.S. dollars or convertible into U.S. dollars.

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

K.	Inventories

Inventories are recorded at the lower of cost or market value. Cost is determined on the moving average basis.

L.	Property and equipment

1.	Assets are recorded at cost.

2.	Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

	Mostly	Range
	%	%

Machinery and equipment	15	5-33
Office furniture and equipment	6	6-33
Motor vehicles	20	15-30
Leasehold improvements	10	10-25

The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

3.	Fixed assets financing transactions

Fixed assets under a capital lease are stated as assets of the Company on the basis of ordinary purchase prices (without the component of financing), and they are depreciated according to the usual rates of depreciation applicable to such assets. The lease payments payable in the forthcoming years, net of the interest component included in them, are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

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

Investments in subsidiaries are stated in the Company’s financial statements under the equity method, that is, at cost plus the Company’s share of the post-acquisition gains or losses.

The excess of the cost of the investment over the fair value of identified assets net of the fair value of identified liabilities (after allocation of taxes resulting from temporary differences) as at the date of acquisition is recorded as goodwill.

Until January 1, 2006, the Company applied Israeli Accounting Standard No. 20 “Amortization of Goodwill”. According to the standard, goodwill was systematically amortized over the period of its useful life (10 years).

As from January 1, 2006, the Company implements the provisions of Accounting Standard No. 20 (Revised), “The Accounting Treatment of Goodwill and Intangible Assets with indefinite useful lives when Purchasing an Investee Company”.

Accordingly, goodwill is not systematically amortized. Instead, the Company examines whether there has been an impairment in the value of the goodwill and intangible assets deriving from the acquisition of a subsidiary, once a year or more frequently if events or changes in circumstances indicate that there may have been an impairment in the value of the assets.

Amortization in respect of identified goodwill, the amortization of which was discontinued as of January 1, 2006, amounts to NIS 593 thousand and NIS 593 thousand for the years ended December 31, 2005 and 2004 respectively. The financial statements for periods prior to the implementation of the Standard were not restated.

N.	Deferred taxes

Effective January 1, 2005, the Company applies Israeli Accounting Standard No. 19 – “Accounting for Income Taxes”. Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce the deferred tax asset to the amount expected to be realized. The transition to the new standard did not have an effect on the Company.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 – Significant Accounting Policies (cont’d)

O.	Convertible note

The debentures are convertible into a fixed number of the Company’s ordinary shares at the discretion of the holder of those debentures.

Until December 31, 2005, convertible debentures, the conversion of which was not probable as at balance sheet date, were presented as long-term liabilities according to their liability value at that date. Convertible debentures, the conversion of which was probable as at balance sheet date, were presented under a “quasi-capital” item at the higher of their liability value or capital value as at balance sheet date.

As from January 1, 2006, the Company applies Israeli Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”. As a result of the new Standard, the Company classified the convertible note, net of issuance costs, as a current liability (see also Note 16).

P.	Impairment in value of assets

The Company applies Israeli Accounting Standard No. 15 – “Impairment in Value of Assets” (hereinafter – AS No. 15). AS No. 15 provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the standard applies), are not presented at an amount which is in excess of their recoverable amount, which is the higher of the net selling price and the value in use (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

AS No. 15 applies to all the assets in the consolidated balance sheet except inventories, tax assets and monetary assets (excluding monetary assets which are investments in investee companies that are not subsidiaries). In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has been impaired. When the value of an asset in the consolidated balance sheet is higher than its recoverable amount, the Company recognizes an impairment loss for the difference between the carrying amount of the asset and its recoverable amount. The loss thus recognized will be reversed only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent impairment loss was recognized.

Q.	Revenue recognition

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

S.	Earnings per share

As from January 1, 2006, the Company implemented Accounting Standard No. 21, “Earnings per Share (hereinafter – the Standard) of the Israel Accounting Standards Board. In accordance with the provisions of the Standard, the Company calculates basic earnings per share with respect to earnings or loss, and basic earnings per share with respect to earnings or loss from continuing operations, which is attributable to the ordinary shareholders. The basic earnings per share is calculated by dividing the earnings or loss attributable to the ordinary shareholders with the weighted average number of ordinary shares outstanding during the period. In order to calculate the diluted earnings per share the Company adjusted the earnings or loss attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the dilutive potential ordinary shares (such as convertible debentures and options). The Company’s share in the earnings of investee companies was calculated according to its portion in the earnings per share of such investee companies multiplied by the number of shares held by the Company.

Following the initial implementation of the Standard, the comparative data regarding the earnings (loss) per share for prior periods were restated. The effects of the initial implementation of the Standard amounted to an increase (decrease) in the basic earnings per share in the amount of NIS (0.35) and NIS 0.29 for the years ended December 31, 2005 and 2004, respectively, and to an increase (decrease) in the diluted earnings per share in the amount of NIS (0.48) and NIS 0.29 for the year ended December 31, 2005 and December 31, 2004, respectively.

T.	Share-based payments

Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting presented by U.S. Accounting Principles Board (APB) Opinion No. 25 Accounting for Stock issued to Employees and related Interpretations including U.S. Financial Accounting Standard Board (FASB) interpretation No. 44 Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its share-based payments. Under this method, compensation expenses are recorded only if the market price of the underlying stock exceeds the exercise price on the date of grant.

As from January 1, 2006, the Company implemented Israeli Accounting Standard No. 24, “Share-Based Payments” (hereinafter – AS No. 24). In accordance with the provisions of AS No. 24, the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled by equity instruments, cash or other assets. Share-based payment transactions in which goods or services are received are recognized at their fair value. The Company did not have share-based payment transactions to which AS No. 24 applies.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 – Significant Accounting Policies (cont’d)

U.	Segment reporting

Segment reporting is presented according to Israeli Accounting Standard No. 11 “Segment Reporting”. Accordingly, the Company reports on geographical segments identified based on the location of its markets and customers.

V.	Reclassification

Certain prior years amounts have been reclassified in conformity with current years financial statements presentation

W.	Derivative financial instruments

Derivative financial instruments, are stated in the financial statements at their fair value. Changes in fair value are recognized in the Consolidated and Company statement of operations as financing item.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

X.	Newly published accounting standards

1.	In August 2006, IASB published Accounting Standard No. 26, “Inventory” (hereinafter – AS No. 26). AS No. 26 provides guidelines for determining the cost of inventory and its subsequent recognition as an expenses as well as for determining impairment in value of inventory written down to net realizable value. AS No. 26 also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. AS No. 26 will apply to financial statements for periods beginning on January 1, 2007 or thereafter.

Implementation of AS No. 26 is not anticipated to have a material effect on the Company’s and consolidated results of operations and financial position.

2.	In September 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, “Fixed Assets” (hereinafter – AS No. 27). AS No. 27 prescribes rules for the presentation, measurement and derecognition of fixed assets and for the disclosure required in respect thereto. AS No. 27 provides, inter alia, that upon the initial recognition of a fixed asset, the entity shall include in the cost of the item all the costs it will incur in respect of a liability to dismantle and remove the item and to restore the site on which it was located. Furthermore, AS No. 27 provides that a group of similar fixed asset items shall be measured at cost net of accumulated depreciation, and less impairment losses or, alternatively, at its revalued amount less accumulated depreciation, whereas an increased in the value of the asset to above its initial cost as a result of the revaluation will be directly included in the shareholders’ equity under a revaluation reserve. Any part of a fixed asset item with a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. AS No. 27 also provides that a fixed asset that was purchased in consideration for another non-monetary item in a transaction having a commercial substance shall be measured at fair value.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 – Significant Accounting Policies (cont’d)

X.	Newly published accounting standards (cont’d)

2.	(cont’d)

AS No. 27 is effective for periods beginning on January 1, 2007. An entity that on January 1, 2007 chooses for the first time to use the revaluation method for measuring fixed assets shall on this date recognize a revaluation reserve in the amount of the difference between the revalued amount of the asset on that date and its cost on the books. Furthermore, an entity that in the past, upon the initial recognition of a fixed asset, had not included in its cost the initial estimate of costs for dismantling and removing the asset and for restoring the site on which it is located will measure these costs as follows:

(a)	The aforementioned liabilities as at January 1, 2007 should be measured in accordance with generally accepted accounting principles;

(b)	The amount that would have been included in the cost of the relevant asset on the date on which the liability was initially incurred by capitalizing the amount of the liability mentioned in item (a) above to the date on which the liability was initially incurred hereinafter – the capitalized amount);

(c)	The accumulated depreciation on the capitalized amount as at January 1, 2007 should be measured on the basis of the useful life of the asset as at that date.

The difference between the amount to be charged to the asset in accordance with items (b) and (c) above and the amount of the liability in accordance with item (a) above shall be included in retained earnings.

Other than the aforementioned, the Standard will be adopted on a retroactive basis.

The Company is examining the effect of the standard but at this point is unable to evaluate the effect of its implementation on the financial statements.

3.	In July 2006, the IASB published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (“IFRS”)” (hereinafter –AS No. 29). AS No. 29 provides that entities subject to the Israeli Securities Law – 1968 that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from January 2008 according to IFRS. AS No. 29 permits early adoption as from financial statements published after July 31, 2006. The Standard does not apply to entities subject to Israeli Securities Regulations (Periodic and Immediate Reports of a Foreign Entity) – 2000, the financial statements of which are not prepared in accordance with Israeli GAAP. Furthermore, the Standard provides that entities that are not subject to the Israeli Securities Law – 1968 and not required to report according to the regulations of this law, are also permitted to prepare their financial statements according to IFRS as from financial statements published after July 31, 2006.

The initial implementation of IFRS will be effected along with the implementation of IFRS 1, the initial implementation of IFRS, for purposes of the transition.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 – Significant Accounting Policies (cont’d)

X.	Newly published accounting standards (cont’d)

3.	(cont’d)

In accordance with the Standard, the Company is required to include in its annual financial statements for December 31, 2007, balance sheet data as at December 31, 2007 and statement of operations data for the year then ended, that have been prepared according to the recognition, measurement and presentation principles of IFRS.

The Company is examining the effect of the Standard on its financial statements and does not intend to implement IFRS earlier than required.

4.	In December 2006, the Israel Accounting Standards Board published Accounting Standard No. 23. Standard No. 23 actually replaces the main provisions of the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder) that were amended in February 2007. Standard No. 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity. A debit difference is actually a dividend and accordingly reduces the retained earnings. A credit difference is actually an investment of the shareholder and shall therefore be presented under a separate item of shareholders’ equity called “capital reserve from transaction between an entity and its controlling shareholder”.

Standard No. 23 shall apply to transactions between an entity and its controlling shareholder that are executed after January 1, 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect as from the date of it coming into effect.

Implementation of Standard No. 23 is not anticipated to have a material effect on the Company’s results of operations and financial position.

5.	In March 2007 the Israel Accounting Standards Board published Accounting Standard No. 30 "Intangible Assets". The Standard explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required. The Standard has been initially implemented retroactively, except as described below. As regards business combinations, the Standard is implemented with respect to business combinations that took place on January 1, 2007 or thereafter, whereas in respect of a research and development project acquired in a business combination that took place before January 1, 2007 and which meets the definition of an intangible asset on the date of acquisition, and was recorded as an expense on the date of acquisition, the entity shall recognize the research and development project in process as an asset on January 1, 2007 and make an allocation of taxes.

A research and development asset shall be recognized in the amount of its value on the date of acquisition less the amortization that would have accumulated from the date of acquisition until December 31, 2006 on the basis of the useful life of the asset, and less any accrued impairment losses. The amount of the adjustment shall be included in the balance of retained earnings as at January 1, 2007.

Implementation of Standard No. 30 is not anticipated to have a material effect on the Company's results of operation and financial position.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 – Significant Accounting Policies (cont’d)

Y.	Factoring of financial assets

In June 2003, the Company entered into an accounts receivable factoring agreement with U Bank. Under the terms of the agreement, the Company is able to factor receivables, with U Bank on a non-recourse basis, provided that U Bank approves the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) unrelated to the credit worthiness of the customer. The Company accounted for the factoring of its financial assets in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities” issued by the FASB.

There have been no instances in which the Company has had to reimburse U Bank for accounts receivables as a result of a commercial dispute.

As at December 31, 2006, no trade receivables were factored. (As at December 31, 2005, net trade receivables amounting to NIS 2,435 thousand were factored).

Note 3 – Cash and Cash Equivalents

	Consolidated		Company
	December 31 2005	December 31 2006	December 31 2005	December 31 2006

NIS	310	2,427	310	2,427
U.S. dollars	5,529	5,270	5,456	5,270
Euro	1,418	802	6	98
Others	1	77	1	1

	7,258	8,576	5,773	7,796

As for pledges on assets, see Note 15A.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 4 – Trade Receivables

	Consolidated		Company
	December 31 2005	December 31 2006	December 31 2005	December 31 2006

Israeli customers	11,662	18,283	11,662	18,283
Foreign customers	* 12,515	15,689	* 11,146	14,211
Checks receivable	514	604	514	604

	* 24,691	34,576	* 23,322	33,098

Allowance for doubtful accounts	* (1,701)	(2,014)	* (1,618)	(1,979)

	* 22,990	32,562	* 21,704	31,119

As at December 31, 2006, two customers accounted for NIS 11,201 thousand of net trade receivables (34.4% of the total consolidated net trade receivables) (Company – 36%).

As at December 31, 2005, one customer accounted for NIS 5,681 thousand of net trade receivables (24.7% of the total consolidated net trade receivables) (Company – 26.2%).

As for pledges on assets. See Note 15A.

* Reclassified

Note 5 – Other Receivables

	Consolidated		Company
	December 31 2005	December 31 2006	December 31 2005	December 31 2006

Employees	124	173	120	173
Subsidiary	-	-	333	1,320
Advances to suppliers	90	76	32	76
Government of Israel and other
institutions	1,122	479	1,121	479
Government of Germany	357	361	320	259
Other receivables	* 233	14	* 111	14

	* 1,926	1,103	* 2,037	2,321

* Reclassified

Note 6 – Inventories

	Consolidated		Company
	December 31 2005	December 31 2006	December 31 2005	December 31 2006

Raw materials:
On hand	8,496	8,646	7,568	7,333
In transit	101	256	99	256
Work-in-process	5,485	4,391	4,758	4,073
Finished products	1,969	2,617	1,566	1,393

	16,051	15,910	13,991	13,055

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 7 – Long-Term Investments

	Company
	December 31 2005	December 31 2006

A. Investments in subsidiaries:

Cost of shares	* 12,459	12,459
Loans to subsidiaries**	* 2,147	2,186
Accumulated losses	(7,895)	(8,875)
Adjustments from translation of financial statements	1,916	2,093

	8,627	7,863

*	Reclassification

**	The loans to subsidiaries do not bear interest and do not have repayment dates.

	Company
	December 31 2005	December 31 2006

B. Changes in the investments in subsidiaries

Balance at the beginning of the year	10,674	8,627

Changes during the year:
Share of losses	(1,680)	(980)
Accrued loan interest and investments made during the year	291	39
Adjustments from the translation of financial statements	(658)	177

Balance at the end of the year	8,627	7,863

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 8 – Property and Equipment, Net

A.	Consolidated

	December 31, 2006
	Machinery and equipment	Leasehold improvements	Motor vehicles	Office furniture and equipment	Total

Cost
Balance as of
December 31, 2005	143,873	28,115	700	6,631	179,319
Additions	10,747	1,755	-	206	12,708
Disposals	(1,038)	(446)	-	(24)	(1,508)
Translation
adjustments of
subsidiary	337	47	10	98	492

Balance as of
December 31, 2006	153,919	29,471	710	6,911	191,011

Accumulated
Depreciation
Balance as of
December 31, 2005	117,920	21,652	553	6,225	146,350
Depreciation
during the year	8,882	1,306	59	132	10,379
Disposals	(993)	(136)	-	(7)	(1,136)
Translation
adjustments of
subsidiary	288	33	10	90	421

Balance as of
December 31, 2006	126,097	22,855	622	6,440	156,014

Net balance as of
December 31, 2006	27,822	6,616	88	471	34,997

Net balance as of
December 31, 2005	25,953	6,463	147	406	32,969

As for pledges on assets. See Note 15A.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 8 – Property and Equipment, Net (cont’d)

B.	Company

	December 31, 2006
	Machinery and equipment	Leasehold improvements	Motor vehicles	Office furniture and equipment	Total

Cost
Balance as of
December 31, 2005	128,439	25,913	166	2,157	156,675
Additions	10,396	1,531	-	110	12,037
Disposals	(370)	(446)	-	-	(816)

Balance as of
December 31, 2006	138,465	26,998	166	2,267	167,896

Accumulated
Depreciation
Balance as of
December 31, 2005	104,652	20,065	97	1,943	126,757
Depreciation
during the year	8,285	1,223	11	73	9,592
Disposals	(327)	(134)	-	-	(463)

Balance as of
December 31, 2006	112,610	21,154	108	2,016	135,888

Net balance as of
December 31, 2006	25,855	5,844	58	251	32,008

Net balance as of
December 31, 2005	23,787	5,848	69	214	29,918

As for pledges on assets, see Note 15A.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 9 – Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 are as follows:

	Consolidated
	December 31 2005	December 31 2006

Balance at the beginning of the year	4,656	3,735
Amortization	(593)	-
Translation adjustments	(328)	81

	3,735	3,816

Note 10 – Short-Term Credit and Current Maturities of Long-Term Debts

	Annual interest rate at December 31 2006	Consolidated and Company
		December 31 2005	December 31 2006
	%

In NIS (unlinked)	6.95%-7.10%	10,217	8,000
In U.S. dollars	7.38%	1,105	465
Current maturities
of long-term
debts due to
banks (Note 13A)		6,239	3,266

		17,561	11,731

As to pledges securing the credit, see Note 15A.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 11 – Trade Payables

	Consolidated		Company
	December 31 2005	December 31 2006	December 31 2005	December 31 2006

Israeli suppliers	18,670	19,498	18,670	19,498
Foreign suppliers	4,146	4,525	3,243	3,843

	22,816	24,023	21,913	23,341
Checks payable	2,360	1,077	2,360	1,077

	25,176	25,100	24,273	24,418

"Israeli suppliers" includes
current maturities of
long-term debt related to
fixed assets financing transactions
(Note 13B)	1,067	1,363	1,067	1,363

Note 12 – Other Liabilities and Accrued Expenses

	Consolidated		Company
	December 31 2005	December 31 2006	December 31 2005	December 31 2006

Accrued payroll and related benefits	3,603	3,951	3,073	3,595
Provision for vacation and other
employee benefits	2,900	3,469	2,704	3,333
Bonus to employees	200	1,167	200	1,167
Government of Israel and other
institutions	120	-	120	-
Accrued expenses	3,425	3,409	3,273	3,203
Other liabilities	666	543	473	536

	10,914	12,539	9,843	11,834

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 13 – Long-Term Debts, Excluding Current Maturities

A.	Banks

	Annual interest rate at December 31 2006	Consolidated and Company
		December 31 2005	December 31 2006
	%

Linkage terms

U.S. dollar	6.88 - 7.53	3,846	1,546
CPI	5.3 - 6.7	2,615	1,895
Unlinked	5 - 8.4	4,924	10,758

		11,385	14,199
Less - current maturities		(6,239)	(3,266)

		5,146	10,933

Financial covenants in respect of the Company’s credit facilities and long-term debt with one of its banks require the Company to maintain the higher of shareholders’ equity, excluding intangible assets, of NIS 24.0 million or 23% of the Company’s total assets (on an non consolidated basis). With another bank, the financial covenants require the Company to maintain the higher of tangible shareholders’ equity of NIS 15.0 million or 15% of the Company’s consolidated total assets, and the higher of tangible shareholders’ equity of NIS 14.0 million or 14% of the Company’s total assets (on a non consolidated basis). For these purposes, shareholders’ equity includes the Company’s outstanding convertible note and excludes prepaid expenses (except insurance). As of December 31, 2006, the Company was in compliance with these covenants.

B.	Long-term debt related to fixed assets financing transactions

	Annual interest rate at December 31 2006	Consolidated and Company
		December 31 2005	December 31 2006
	%

Linkage terms

U.S. dollars	4 - 5.88	3,528	2,831
CPI	6.35	-	561
Less - current maturities		(1,067)	(1,363)

		2,461	2,029

Total long-term debt		7,607	12,962

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 13 – Long-Term Debts, Excluding Current Maturities (cont’d)

Consolidated and Company

C.	The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2006 and thereafter are as follows:

	Consolidated and Company
	December 31 2005	December 31 2006

First year (current maturities)	7,306	4,629

Second year	3,540	5,206
Third year	1,699	5,346
Fourth year	1,551	1,786
Fifth year and thereafter	817	624

	7,607	12,962

	14,913	17,591

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

2.	In respect of certain employees, the Company has an approval from the Israeli Ministry of Labor and Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the current deposits in the pension fund and/or with the insurance company exempt it from any additional obligation to the employees for whom the said depository payments were made.

3.	In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 14 – Employee Severance Benefits, net (cont’d)

4.	Kubatronik owns an insurance policy and makes regular deposits with an insurance company for securing pension rights on behalf of one of its key employees. Such amounts deposited and the related liabilities are reflected in the consolidated balance sheet.

In respect of its other employees, Kubatronik does not make any deposits for pension or retirement rights since such deposits are not required under the German law.

5.	Details of the provision and amounts funded:

	Consolidated		Company
	December 31 2005	December 31 2006	December 31 2005	December 31 2006

Liability for employee
severance benefits	4,523	5,016	4,290	4,727

Assets held for severance benefits	(4,249)	(4,672)	(4,147)	(4,564)

Employee severance benefits, net	274	344	143	163

Note 15 – Commitments and Contingent Liabilities

A.	1.	The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its indebtedness with banks, as well as floating liens on all of its remaining assets in favor of the banks.

2.	As a guarantee of the implementation of the approved projects and in compliance with the conditions of the approval (see Note 24A), pledges have been recorded on the Company’s assets in favor of the State of Israel.

3.	The Company has also pledged a machine and a computer system to suppliers to secure its indebtedness.

4.	The Company has signed an agreement with a consulting company to incorporate the “Theory of Constraint” (“TOC”) into its operation. The purpose is to improve several operational measures identified by the Company’s Management. Pursuant to the agreement in 2004, the Company paid consultation fees and agreed to pay bonuses to the consulting company based on its success. In the year ended December 31, 2004, the consulting company was not entitled to a bonus. During the year ended December 31, 2005 and 2006, the consulting company was entitled to a bonus of NIS 517 thousand and NIS 470 thousand, respectively. The agreement will expire on September 30, 2008.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15 – Commitments and Contingent Liabilities (cont’d)

B.	As of December 31, 2006, the Company and Kubatronik are committed to purchase equipment, services and inventories costing approximately NIS 9.2 million (Company – NIS 8.9 million).

C.	1.	The premises occupied by the Company and Kubatronik are leased under operating agreements which expire in February 2017 and June 2008, respectively.

2.	Two parking areas that serve the employees of Kubatronik are leased under operating agreements which expire in December 2010.

3.	The Company has signed several lease and maintenance agreements for production equipment with suppliers of equipment. Of such agreements, two principal agreements will expire in September 2009 and March 2010.

4.	Three production machines are leased under operating agreements which will expire in September 2007, January 2008 and April 2009.

5.	The Company has signed several other maintenance agreements for production equipment and software.

6.	The majority of the Company’s motor vehicles are leased under three year operating agreements.

7.	Minimum future payments due under the above agreements are as follows:

	Consolidated	Company
	December 31 2006	December 31 2006

First year	5,391	4,679
Second year	4,385	4,069
Third year	3,747	3,720
Fourth year	2,710	2,700
Fifth year and thereafter	15,533	15,533

	31,766	30,701

Payments required under operating lease agreements are charged to expense by the straight-line method over the periods of the respective leases.

D.	Indemnification agreement

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

As of December 31, 2006, the Note including accrued interest is convertible into 1,322,558 ordinary shares which at such date would have constituted 17.01% of the Company’s ordinary shares after conversion.

Note 17 – Shareholders’ Equity

A.	Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31 2005 and 2006	December 31 2005	December 31 2006
	(in thousands)	(in thousands)	(in thousands)

Number of shares:
Ordinary Shares of par value NIS 0.6 each	50,000	5,603	5,624

Amount in nominal NIS:
Ordinary Shares of par value NIS 0.6 each	30,000	3,362	3,374

B.	Options

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

As of December 31, 2006, options for the purchase of 20,000 ordinary shares having an exercise price of $1.14 per share were outstanding under the 2000 Plan.

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 17 – Shareholders’ Equity (cont’d)

B.	Options (cont’d)

Besides the above mentioned options, the Company does not intend to grant additional options under the 2000 plan.

In November 2005, the Board of Directors of the Company adopted and the Shareholders subsequently approved the Eltek Ltd. 2005 Stock Option Plan (the “2005 Plan”). The aggregate number of options granted under the 2005 Plan amounted to 284,500 options. The options will expire two years from the date of the Shareholders’ Approval of such plan, which was December 11, 2005, and no awards may be made under the 2005 Plan after December 31, 2005. Options granted under the 2005 Plan were fully vested upon their being awarded, and each option was designated as a Section 102(c) option of the Israeli tax ordinance. The exercise price per option was set to NIS 21 which equals the market price of the Company’s ordinary shares on date of grant. See Note 24B.

As of December 31, 2006 the remaining unexercised option granted under the 2005 Plan are 267,400 options.

A summary of the Company’s option plans and the options that were granted to the Company’s employees and to the chairman of the board of directors is presented below:

		Number of options	Weighted average exercise price
			US$

Balance as at December 31, 2003		453,333	4.16

	Granted	20,000	1.14
	Expired	(37,000)	1.75
	Forfeited	(21,400)	4.38

Balance as at December 31, 2004		414,933	4.22

	Granted	284,500	4.56
	Exercised	(110,800)	4.38
	Expired	(274,533)	4.38
	Forfeited	(2,000)	4.38

Balance as at December 31, 2005		312,100	4.34

	Granted	-	-
	Exercised	(21,500)	4.76
	Forfeited	(3,200)	4.97

Balance as at December 31, 2006		287,400	4.70

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 17 – Shareholders’ Equity (cont’d)

B.	Options (con’td)

The following table summarizes information concerning options outstanding at December 31, 2006:

Exercise prices		Number of options outstanding at December 31 2006	Number of options exercisable at December 31 2006	Remaining contractual life (in years)

U.S.$	1.14	20,000	13,333	2.9
NIS	21	267,400	267,400	1

		287,400	280,733

Note 18 – Revenues

Revenues by activities

	Consolidated			Company
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006

Sales of
manufactured
products	122,127	143,002	172,637	105,835	126,084	152,284
Sales of non-
manufactured
products	2,219	1,038	413	2,285	1,865	1,533
Commissions	656	389	894	665	510	894

	125,002	144,429	173,944	108,785	128,459	154,711

Customer who accounted for over 10% of the total consolidated revenues:

Consolidated			Company
Year ended December 31			Year ended December 31
2004	2005	2006	2004	2005	2006

12.3%	30.6%	25.2%	14.1%	34.4%	28.3%

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 19 – Cost of Revenues

	Consolidated			Company
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006

Cost of materials and non-
manufactured products (1)	42,117	45,823	58,900	38,550	43,251	55,247
Payroll and related benefits	35,699	37,409	44,228	29,228	30,964	36,921
Manufacturing expenses	19,491	23,540	22,908	16,265	19,935	18,756
Depreciation	13,136	10,710	10,044	11,561	9,489	9,256
Changes in inventories of
finished products
and work-in- process*	(445)	(1,749)	446	(273)	(1,397)	858

	109,998	115,733	136,526	95,331	102,242	121,038

*	Including changes in inventories of non-manufactured products.

(1)	During the year ended December 31, 2006, one major supplier accounted for NIS 12,423 thousand (21.2% of the total consolidated materials and non-manufactured products purchase costs) (Company – NIS 12,423 thousand (22%)).

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 20 – Research and Development Expenses (Income), Net

	Consolidated and Company
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006

Payroll and payments to subcontractors	-	934	1,230

Raw materials	-	156	107

Depreciation	-	25	116

Approved grants from the OCS	-	(469)	(766)

	-	646	687

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

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 – Selling, General and Administrative Expenses

	Consolidated			Company
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006

Payroll and related benefits	8,437	9,467	11,488	6,416	7,174	8,936
Commissions	1,476	1,894	2,471	1,675	1,728	2,055
Export and delivery expenses	1,592	1,612	2,197	1,357	1,343	1,720
Office maintenance	890	849	1,017	674	661	764
Traveling	594	762	768	430	691	715
Depreciation	292	169	84	205	116	84
Professional services	2,215	2,786	3,089	1,809	2,370	2,636
Car maintenance	710	749	834	624	645	767
Investors relations	230	289	264	230	289	264
Other	1,829	1,285	2,096	1,634	1,344	2,087

	18,265	19,862	24,308	15,054	16,361	20,028

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 22 – Financial Expenses, Net

	Consolidated			Company
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006

Interest and exchange rate
expenses on long- term loans
net of monetary erosion	864	1,050	505	864	1,050	505
Expenses on short-term
credit and bank charges
net of monetary erosion	1,465	1,541	1,421	1,450	1,522	1,401
Effect of exchange rate
differences on expenses
and net gain from
derivative instruments	319	(268)	449	263	(237)	397
Expenses on convertible note	150	254	24	150	254	24
Other financing expenses
(income), net	150	79	(3)	(446)	(208)	28

	2,948	2,656	2,396	2,281	2,381	2,355

Note 23 – Other Income (Expenses), Net

	Consolidated			Company
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006

Gain (loss) on disposals
of fixed assets, net	86	103	24	77	111	(9)
Other expenses	(34)	-	-	(34)	-	-

	52	103	24	43	111	(9)

Eltek Ltd.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 – Taxes on Income

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”)

1.	Certain of the Company’s investment programs in expanding its production facilities in Israel were granted “approved enterprise” status in accordance with the above Law. As of the date of these financial statements, one approved investment program is applicable to the Company.

The investment programs are based on the Alternative Benefits track and provide for tax benefits as follows: a zero tax rate on the Company’s undistributed income arising from the revenue that is derived from the “approved enterprise”, for a period of two years, starting with the year in which the “Approved Enterprise” first earns taxable income. The income so derived in the five subsequent years will be subject to tax at a reduced rate of 25%. The period of tax benefit relating to one of these programs has not yet commenced, and will expire no later than 2016. The period of tax benefits for all other programs expired in 2005.

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

Income of the Company not derived from the “approved enterprise” is subject to the regular corporate tax rate, which is 31% in 2006.

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

2.	Amendments to the Law

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)	Companies that meet the criteria of the Alternative Benefit track tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audits will be the responsibility of the Israeli Income Tax Authorities as part of their tax audits. Request for pre-ruling is possible.

(b)	Tax benefits of the Alternative track include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

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

In respect to employee stock incentive plan, the 2003 Israeli tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% (the “Ordinary Income Route”) or the Company can waive the tax expense deduction and the employee will pay a reduced tax rate of 25% (the “Capital Gains Route”). Where there is no trustee arrangement, the employee is fully taxed and no expense deduction is allowed to the Company. There are detailed provisions for implementing these tracks. The tax reform’s new regulations do not apply for options granted before December 31, 2002. The options granted by the Company during 2004 and 2005 were granted pursuant to the Capital Gains Route.

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

The Company believes that both Amendments will have no significant impact on its financial position or results of operations, since it had not recognized deferred tax assets as of December 31, 2006.

D.	Adjustments for inflation

The Israeli Income Tax Law (Inflationary Adjustments) – 1985 (hereinafter – the Law) is effective as from the 1985 tax year. The Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. The various adjustments required by the aforesaid law are designed to achieve taxation of income on a real basis. However, the earnings adjusted according to the tax laws are not identical to the earnings reported according to the accounting standards of the Israel Accounting Standard Board. As a result, differences arise between the reported income in the financial statements and the adjusted income for tax purposes.

E.	Carryforward tax losses

As of December 31, 2006, the Company’s tax loss carryforward was approximately NIS 41.7 million while its foreign subsidiary’s tax loss carryforward was NIS 3.4 million The carry-forward losses in Israel are linked to the Consumer Price Index in accordance with the law mentioned in D above, except for those of the subsidiary that keeps its books in foreign currency, and which are linked to the change in the foreign currency exchange rate. As of December 31, 2006, the Company has recorded a full valuation allowance on the deferred tax asset in respect of these losses, due to the uncertainty as to whether such assets will be realized in the foreseeable future.

The Company and its foreign subsidiary tax loss carryforwards do not have an expiry date.

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 – Taxes on Income (cont’d)

F.	Income tax assessments

In Israel, the Company has received final tax assessments through the 1995 tax year. The tax years 1996-2001 are considered final due to limitation.

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

G.	Reconciliation of the theoretical tax expense to the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Consolidated			Company
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006

Income (loss)
before taxes as
Reported in the
statement of operations	(6,750)	5,042	10,051	(3,838)	6,940	10,594

Primary tax rate	35%	34%	31%	35%	34%	31%

Tax expenses
(benefit) calculated	(2,363)	1,714	3,116	(1,343)	2,360	3,284

Non-deductible
operating
expenses	160	153	175	160	153	175
Amortization of
goodwill	216	202	-	-	-	-
Unrecognized
Deferred taxes	1,544	(2,566)	(5,990)	1,445	(2,954)	(6,850)
Depreciation and
Inflation impact	(261)	441	(118)	(262)	441	(118)
Translation
adjustments	-	56	(16)	-	-	-
Changes in tax
Rate	-	-	3,617	-	-	3,509

Foreign tax rate differential	(9)	-	(81)	-	-	-

Total	1,650	(1,714)	(2,413)	1,343	(2,360)	(3,284)

Tax (benefit)
Expenses	(713)	-	703	-	-	-

All tax expenses (benefits) recorded for the years presented are deferred tax expenses (benefits) attributable to the foreign subsidiary.

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 – Taxes on Income (cont’d)

H.	Deferred taxes

Consolidated

Balance as at January 1, 2005	753

Changes in 2005 that are not carried to income -
translation adjustments	(56)

Balance as at December 31, 2005	(1) 697

Changes in 2006 that are not carried to income -
translation adjustments	16
Cancellation of deferred taxes during 2006	(2) (713)

Balance as at December 31, 2006	(2)-

(1)	The deferred taxes are in respect of losses carryforward of Kubatronik and were calculated according to the relevant tax rates in Germany.
(2)	As of December 31, 2006, management has provided a full valuation allowance in respect of all the deferred tax asset.

I.	Deferred tax assets that were recognized:

	Consolidated		Company
	December 31 2005	December 31 2006	December 31 2005	December 31 2006

Total deferred tax assets	20,798	14,112	19,712	12,863

Less: deferred tax assets that were
not recognized due to non-
compliance with the conditions for
recognizing deferred tax assets:

Losses carryforward (in Israel)	18,374	11,294	18,374	11,294
Losses carryforward (outside Israel)	389	1,249	-	-
Severance pay	43	42	43	42
Vacation pay	793	953	793	953
Allowance for doubtful accounts	502	574	502	574

Total	(20,101)	(14,112)	(19,712)	(12,863)

Deferred tax assets that were
recognized	697	-	-	-

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25 – Financial Instruments and Risk Management

The Company is exposed to credit, interest and currency risks in the ordinary course of business. The Company uses derivative instruments in order to reduce the exposure to such risks.

A.	Credit risks

The revenues of the Company and its subsidiaries derive mainly from sales to customers in Israel, countries of the European Union and the USA. Management of the Company regularly monitors the debts of customers, and the financial statements include specific provisions for doubtful debts which properly reflect, in the opinion of management the loss included in the debts the collection of which is doubtful.

As at December 31, 2006, the trade receivables balance includes material debts of a number of major customers, in respect of which there is a concentration of credit risk, as follows:

December 31 2006
NIS thousands

Customers	15,217
Less - Provisions for doubtful debts	4

Customers, net	15,213

In 2006, the sales to these customers were NIS 75 million.

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25 – Financial Instruments and Risk Management (cont’d)

B.	Effective interest rates analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following tables indicates their average effective interest rates at the reporting date and the periods in which they mature.

		Consolidated
		December 31, 2006
	Note	Average effective interest rate	Total	Up to one year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years
		NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Instruments bearing fixed interest

Cash and cash equivalents:
U.S. dollars	3	4.88%	3,804	3,804	-	-	-	-	-
Convertible debenture note	16	10%	1,844	1,844	-	-	-	-	-

Loans from banks:
In NIS	13	8.08%	3,242	692	750	812	840	148	-
In NIS, linked	13	5.92%	1,895	534	408	432	436	85	-

Loans from fixed asset supplier:
In NIS, linked	13	6.35%	561	222	236	103	-	-	-
U.S. dollars	13	5.85%	2,740	1,050	1,074	616	-	-	-

			14,086	8,146	2,468	1,963	1,276	234	-

Instruments bearing variable interest

Bank credit:
In NIS	10	6.97%	8,000	8,000	-	-	-	-	-
U.S. dollars	10	7.38%	465	465	-	-	-	-	-

Trade payables:
In NIS	11	9.29%	476	476	-	-	-	-	-

Loans from banks:
In NIS	13	6.88%	7,516	1,044	2,190	3,384	510	388	-
U.S. dollars	13	7.35%	1,546	997	549	-	-	-	-

Loans from fixed asset suppliers:
In NIS	13	5.88%	91	91	-	-	-	-	-

			18,094	11,073	2,739	3,384	510	388	-

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25 – Financial Instruments and Risk Management (cont’d)

C.	Foreign currency risks

The Company is exposed to foreign currency risks from sales, purchases and loans denominated in currencies other than the Group’s functional currency. The risks are mainly in respect of the US dollar, the euro and the pound sterling. The Group hedges at least 40%-50% of balances with its customers and suppliers denominated in foreign currency. The Company uses futures currency contracts in order to hedge its foreign currency risk. The futures currency contracts have a maturity date of less than one year from the date of the report. The futures currency contracts are renewed as necessary.

As at December 31, 2006, the Company opened forward exchange contracts which are intended to hedge exposure with respect to assets and liabilities in foreign currency, as described below:

	Currency receivable	Currency payable	Expiration date	Amount receivable	Amount payable	Fair value

Forward transaction:

	US dollars	NIS	29.1.2007	-	1,295	(0.9)
	NIS	US dollars	29.1.2007	1,278	-	13.8

D.	Disclosures Regarding Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, trade and other receivables, trade payables, short-term credit and long-term debt. The carrying amounts of the short-term financial instruments, approximates their fair value because of the short maturity of these instruments.

The fair value of the derivatives is based upon their quoted market price as of the date of the balance sheet.

The fair value of the long-term loans and convertible debentures note and the market interest rates for computation of the fair values as at December 31, 2006 are as follows:

	Consolidated and Company
	Market Interest rate	Fair value	Book value

Current financial liabilities:
Convertible debentures note	7.6%	1,832	1,844

Long-term financial liabilities:
Long-term bank loans, including current maturities	5.9%-8.1%	13,364	14,199
Other long-term loans, including current maturities	5.6%-6.0%	3,072	3,392

E.	Sensitive analysis

In managing its interest risks and currency risks, the Company strives to reduce the effect of short-term fluctuations on its profits. Conversely, in the long term, changes in foreign currency rates and interest have an effect on the profits of the Company.

As at December 31, 2006, the Company estimates that an increase of one percent in interest rates would reduce the pre-tax profits of the Company by the amount of NIS 245 thousand.

In addition, the Company estimates that an increase of one percent in the exchange rate of the dollar would have reduced the pre-tax profits of the Company by the amount of NIS 676 thousand for the year ended December 31, 2006.

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 26 – Segment Reporting

The Company and its subsidiaries have three reportable geographic segments, i.e. Israel, Europe and others – mainly the United States and India.

	Year ended December 31, 2006
	Israel	Europe	Other	Adjustments	Consolidated

External revenues
for the segment	79,635	79,978	14,331	-	173,944
Internal revenues for
the segment	1,835	5,296	-	(7,131)	-

Total revenues for
the segment	81,470	85,274	14,331	(7,131)	173,944

Operating income
(loss)	9,169	3,618	(141)	(223)	12,423
Financial expenses	(1,213)	(1,225)	(217)	-	(2,655)
Financial income	133	102	24	-	259
Other income
(expenses), net	(9)	33	-	-	24
Company's share in
losses of
subsidiaries, net	-	-	-	-	-
Tax expenses	-	(703)	-	-	(703)
Minority interests	-	266	-	-	266

Net income (loss)	8,080	2,091	(334)	(223)	9,614

Total assets	45,338	51,030	10,770	(9,361)	97,777

Total liabilities	34,206	27,625	6,203	(2,202)	65,832

Capital expenditure	6,187	5,405	1,116	-	12,708

Depreciation and
amortization	4,997	4,505	877	-	10,379

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 26 – Segment Reporting (cont’d)

	Year ended December 31, 2005
	Israel	Europe	Other	Adjustments	Consolidated

External revenues
for the segment	61,058	73,107	10,264	-	144,429
Internal revenues for
the segment	1,204	7,774	65	(9,043)	-

Total revenues for
the segment	62,262	80,881	10,329	(9,043)	144,429

Operating income
(loss)	5,524	2,674	(506)	(97)	7,595
Financial expenses	(1,275)	(2,021)	(216)	340	(3,172)
Financial income	106	655	98	(343)	516
Other income
(expenses), net	111	(8)	-	-	103
Company's share in
losses of
subsidiaries, net	*-	-	-	*-	-
Tax benefit	-	-	-	-	-
Minority interests	-	218	-	-	218

Net income (loss)	*4,466	1,518	(624)	*(100)	5,260

Total assets for the
segment	45,573	42,429	7,016	(9,103)	85,915
Deferred taxes	-	697	-	-	697

Total assets	45,573	43,126	7,016	(9,103)	86,612

Total liabilities	30,181	28,701	5,132	(935)	63,079

Capital expenditure	5,762	5,889	977	-	12,628

Depreciation and
amortization	4,642	6,075	780	-	11,497

* Reclassified

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 26 – Segment Reporting (cont’d)

	Year ended December 31, 2004
	Israel	Europe	Other	Adjustments	Consolidated

External revenues
for the segment	67,867	48,005	9,130	-	125,002
Internal revenues for
the segment	60	8,750	-	(8,810)	-

Total revenues for
the segment	67,927	56,755	9,130	(8,810)	125,002

Operating income
(loss)	1,313	(4,039)	(1,078)	(50)	(3,854)
Financial expenses	(1,944)	(1,718)	(261)	649	(3,274)
Financial income	4	921	64	(663)	326
Other income, net	43	9	-	-	52
Company's share
in losses of
subsidiaries, net	*-	-	-	*-	-
Tax benefit	-	713	-	-	713
Minority interests	-	182	-	-	182

Net loss	*(584)	(3,932)	(1,275)	*(64)	(5,855)

Total assets for the
segment	45,866	38,280	6,603	(11,061)	79,688
Deferred taxes	-	753	-	-	753

Total assets	45,866	39,033	6,603	(11,061)	80,441

Total liabilities	39,283	34,922	5,228	(15,549)	63,884

Capital expenditure	743	627	100	-	1,470

Depreciation and
amortization	7,345	5,686	990	-	14,021

* Reclassified

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 27 – Earnings (Losses) Per Share

	Year ended December 31, 2006
	2004	2005	2006
	NIS in thousands

Weighted average number of shares and income
(loss) used to compute basic earnings (loss) per
share:
Income (loss) used to compute basic
earnings (loss) per share	(5,855)	5,260	9,614

Weighted average number of shares used to
compute basic net earnings (loss) per share
(in thousands)	5,492	5,575	5,617

Weighted average number of shares and
income (loss) used to compute diluted net
earnings (loss) per share:

Income (loss) used to compute basic net
earnings (loss) per share	(5,855)	5,260	9,614

Interest expenses and income (losses) of exchange
rate on convertible note	-	254	24

Income (loss) used to compute diluted net earnings
(loss) per share	(5,855)	5,514	9,638

Weighted average number of shares used to compute
basic net earnings (loss) per share (in thousands)	5,492	5,575	5,617

Influence of conversion of convertible
convertible note (in thousands)	-	1,198	1,323

Influence of conversion of option to share
(in thousands)	-	12	14

Weighted average number of shares used to compute
diluted net earnings (loss) per share (in thousands)	5,492	6,785	6,954

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28 – Related and Interested Party Transactions

		Consolidated and Company
		Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006

A.	Salaries and related
	expenses to interested
	parties (1)	1,382	1,427	1,933

B.	Interest and exchange
	rate expenses (2)	150	254	24

(1)	5 persons in each year.
(2)	Expenses on convertible note (see Note 16).

C.	Loans to and other receivables from the subsidiaries included in the financial statements of the Company as at December 31, 2006 and 2005 is NIS 2,186 thousand and NIS 2,147 thousand, respectively (see Note 7).

D.	Compensation of directors

(1)	The Company pays its Chairman of the Board of Directors a fee and reimburses him for various expenses that he incurs in connection with his service. Since 2005, the Company also provides him with a car. In addition, the Company compensates its external directors for their service.

(2)	The total cost of the above mentioned compensation in 2006 was NIS 519 thousand (in 2005 – NIS 367 thousand, in 2004 – NIS 321 thousand).

The transactions with related and interested parties were conducted at terms comparable with those of similar transactions with third parties.

Note 29	– Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States

The Consolidated and Company financial statements are prepared in accordance with Israeli GAAP which differs in certain significant respects from those followed in the United States of America. The significant differences are set out below:

A.	Effect of inflation

The Company, in accordance with Israeli GAAP, included the effect of price level changes in the accompanying financial statements, as described in Note 2C until December 31, 2003.

U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in the reconciliation to U.S. GAAP.

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 29	– Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont’d)

B.	Liability for employee severance benefits

According to Israeli GAAP, amounts funded by purchase of insurance policies or by deposits are deducted from the related accrued severance pay liability, and presented at a net amount.

According to U.S. GAAP, these balance sheet amounts (the amount of the related liability accrued and the related assets) should be presented gross, instead of net.

C.	Convertible debenture note

Until December 31, 2005, under Israeli GAAP, the convertible note is presented on the balance sheet as a separate item between long-term liabilities and shareholders’ equity, whereas under U.S. GAAP it should be presented as a liability.

As from January 1, 2006, there is no difference in the presentation between Israeli GAAP and U.S. GAAP.

D.	Goodwill amortization

Until December 31, 2005, under Israeli GAAP, goodwill derived from the acquisition of Kubatronik (see Note 1) is being amortized on a straight-line basis over 10 years. Under U.S. GAAP, goodwill is not amortized but is evaluated for impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”.

As from January 1, 2006, goodwill is not amortized under both Israeli GAAP and U.S. GAAP. At the end of fiscal 2006, goodwill was evaluated and an impairment of NIS 2,105 was recorded under U.S. GAAP.

E.	Financial derivative

As described in Note 1, the seller of Kubatronik’s shares has the right to require the Company to purchase (put option), and the Company has the right to require the seller to sell to the Company (call option), the seller’s remaining 24% stock ownership of Kubatronik. Under Israeli GAAP, there are no accounting consequences. Under U.S. GAAP, according to SFAS 150, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity”, those options are measured at fair value and presented as a net written put option.

F.	Cash flows

1.	Changes in exchange rate

According to Israeli GAAP, the effects of changes in exchange rates in cash and cash equivalents are reflected as cash flows from operating activities in the statement of cash flows.

Under U.S. GAAP, the effect of changes in exchange rates on cash and cash equivalents are presented separately in the statement of cash flows (see Note 29(H)(6)).

2.	Loans in respect of fixed assets financing arrangement treated as capital leases

According to Israeli GAAP, long term financing arrangement in respect of acquisition of fixed assets, treated as capital leases are reflected in the statement of cash flows as cash flows from financing activities and investing activities for the acquisition of the fixed assets – financed by the arrangement.

Under U.S. GAAP, as prescribed by SFAS 95, the above mentioned items are reflected as non-cash financing activities (see Note 29(H)(6)).

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 29	– Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont’d)

G.	Statement of other comprehensive income

SFAS 130, “Reporting Comprehensive Income” requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement and displayed in the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position.

H.	Effect on financial statements

1)	Balance sheet items:

	Consolidated
	December 31 2005	December 31 2006

Israeli GAAP -
Goodwill, net of amortization (D)	3,735	3,816

Employee severance benefit, net (B)	(274)	(344)

U.S.GAAP -
Goodwill	5,796	3,816

Assets held for severance pay benefits	4,249	4,672

Liability in respect of employee severance benefits	(4,523)	(5,016)

	Consolidated
	December 31 2005	December 31 2006

Israeli GAAP -
Other liabilities and accrued expenses	10,914	12,539

U.S. GAAP -
Net written put option (E)	54	619

Other liabilities and accrued expenses	10,968	13,158

2)	Statements of operations items:

	Consolidated and Company
	Year ended December 31	Year ended December 31	Year ended December 31
	2004	2005	2006

Net income (loss) reported under Israeli
GAAP	(5,855)	5,260	9,614
Amortization of goodwill (D)	593	593	-
Impairment of goodwill (D)	-	-	(2,105)
Net written put option (E)	(114)	60	(565)

Net income (loss) under U.S. GAAP	(5,376)	5,913	6,944

Basic net earnings (loss) per share	(0.98)	1.06	1.24

Diluted net earnings (loss) per share	(0.98)	0.90	1.00

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 29	– Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont’d)

H.	Effect on Financial Statements (cont’d)

3)	Statement of other comprehensive income

	Consolidated and Company
	Year ended December 31	Year ended December 31	Year ended December 31
	2004	2005	2006

Net income (loss) - U.S. GAAP	(5,376)	5,913	6,944
Foreign currency translation adjustments	699	(788)	221

Net comprehensive income (loss) - U.S. GAAP	(4,677)	5,125	7,165

4)	Shareholders' equity

Total shareholders' equity - Israeli GAAP	14,991	21,713	31,945
Accumulated amortization of goodwill (D)	1,469	2,062	(43)
Translation adjustments in respect of goodwill	129	(1)	43
Net written put option (E)	(114)	(54)	(619)

Total shareholders' equity - U.S. GAAP	16,475	23,720	31,326

5)	Statement of changes in shareholders' equity - US GAAP

	2004	2005	2006

Balance as of January 1	20,273	16,475	23,720

Conversion of convertible note	879	-	-

Exercise of employee stock options	-	2,120	441

Net income (loss)	(5,376)	5,913	6,944

Foreign currency translation adjustments	699	(788)	221

Balance as of December 31	16,475	23,720	31,326

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 29	– Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont’d)

H.	Effect on Financial Statements (cont’d)

6)	Condensed cash flows statement

	Consolidated
	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2006

Net cash provided by operating activities
under Israeli GAAP	7,949	14,276	11,619

Changes in exchange rate included in above
Note 29(F)(1)	3	(16)	266

Net cash provided by operating activities
under U.S. GAAP	7,952	14,260	11,885

Net cash used in investing
activities under Israeli GAAP	(1,282)	(12,464)	(9,605)
Purchase of fixed assets under financing
arrangement - Note 29(F)(2)	-	2,830	1,671

Net cash used in investing activities
under U.S. GAAP	(1,282)	(9,634)	(7,934)

Net cash provided by (used in) financing
activities under Israeli GAAP	(6,890)	1,328	(707)
Loans in respect of financing arrangement -
Note 29(F)(2)	-	(2,830)	(1,671)

Net cash used in financing
activities under U.S. GAAP	(6,890)	(1,502)	(2,378)

Effect of exchange rates - changes on cash	123	(140)	(255)

Changes in cash and cash equivalents under
Israeli GAAP	(97)	2,984	1,318

Changes in cash and cash equivalents
under U.S. GAAP	(97)	2,984	1,318

The Company paid NIS 2,055 thousand, NIS 1,709 thousand and NIS 2,261 thousand for interest in 2006, 2005 and 2004, respectively.

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 30 – Assets and Liabilities Analyzed by Currency and Linkage Basis

Consolidated

	December 31, 2006
	Linked to CPI	Non-linked	Foreign currency U.S. dollars	Foreign currency Euro	Other foreign currency	Non-monetary items	Total

Cash and cash equivalents	-	2,427	5,270	802	77	-	8,576
Trade and other receivables and prepaid expenses	157	16,978	13,425	3,105	-	813	34,478
Inventories	-	-	-	-	-	15,910	15,910
Deferred taxes	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	-	-	34,997	34,997
Goodwill	-	-	-	-	-	3,816	3,816

Total assets	157	19,405	18,695	3,907	77	55,536	97,777

Short-term credit and current maturities
of long-term debts	8,533	1,736	1,462	-	-	-	11,731
Trade payables	222	14,048	7,659	3,159	12	-	25,100
Other liabilities and accrued expenses	1,055	8,828	1,716	940	-	-	12,539
Convertible note	-	-	1,844	-	-	-	1,844
Long-term debt, excluding current maturities	1,702	9,021	2,239	-	-	-	12,962
Employee severance benefits, net	-	163	-	181	-	-	344
Minority interests	-	-	-	-	-	1,312	1,312

Total liabilities	11,512	33,796	14,920	4,280	12	1,312	65,832

Total shareholders' equity	(11,355)	(14,391)	3,775	(373)	65	54,224	31,945

Eltek Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 30 – Assets and Liabilities Analyzed by Currency and Linkage Basis (cont’d)

Consolidated (cont’d)

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

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 31 – Subsequent Event

During the first quarter of fiscal 2007, the Company’s board of directors approved, effective as of January 1, 2007, that the consolidated financial statements will be prepared in accordance with U.S. GAAP and the reporting currency will be changed from NIS to U.S. dollars, while the functional currency will remain NIS. The Company management believes that presenting consolidated financial statements in U.S. dollars in the future will provide more meaningful and relevant financial information to the Company shareholders.

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

Dated: June 27, 2007