Form 20-F
period 2007-12-31
ELTEK LTD
filed 2008-04-28
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

6,609,807 Ordinary Shares, par value NIS 0.6 per share (as of December 31, 2007)

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8, File No. 333-123559.

INTRODUCTION

        Eltek Ltd., incorporated in 1970 under the laws of the State of Israel, develops, manufactures, markets and sells printed circuit boards, or PCBs, including high density interconnect, or HDI, multi-layered and flex-rigid boards for the medical technology, defense and aerospace, industrial equipment and telecommunications industries. Our principal customers include manufacturers of medical, defense, aerospace, industrial, telecom and networking equipment, as well as contract electronic manufacturers. Our ordinary shares are listed on the NASDAQ Capital Market (symbol: ELTK). Our European manufacturing and marketing subsidiary named Kubatronik Leiterplatten GmbH, or Kubatronik, is located in Geislingen, Germany and is presently our only significant active subsidiary. As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

        For periods prior to December 31, 2006, our consolidated financial statements were prepared in New Israeli Shekels, or NIS, and in accordance with generally accepted accounting principles in Israel with a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Effective as of January 1, 2007, our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP and our reporting currency is U.S. dollars. Our functional currency continues to be NIS. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP. See Notes 1B and 1C to the consolidated financial statements. The consolidated financial statements appearing in this annual report are translated into U.S. dollars at the representative rate of exchange under the current rate method. Under such method, the income statement and cash flow statement items for each year (or period) stated in this report are translated into U.S. dollars using the average exchange rates in effect at each period presented, and assets and liabilities are translated using the exchange rate as of December 31, 2007 ($1.00= NIS 3.846, as published by the Bank of Israel), except for equity accounts, which are translated using the rates in effect at the date of the transactions. All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

        Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

- i -

- ii -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following table presents selected consolidated financial data as of the dates and for each of the periods indicated.

        Effective as of January 1, 2007, our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP and our reporting currency is U.S. dollars. Our functional currency continues to be NIS. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP. See Notes 1B and 1C to the consolidated financial statements.

        The selected consolidated financial data as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2005, 2006 and 2007 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.” The selected consolidated financial data as of December 31, 2003, 2004 and 2005 and for each of the two years ended December 31, 2003 and 2004 have been prepared in accordance with Israeli GAAP, which were reconciled to U.S GAAP for presentation purposes in the following table to conform to the presentation of the subsequent years, and have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. You should read the selected consolidated financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” as well as our consolidated financial statements and accompanying notes appearing elsewhere in this annual report.

1

STATEMENT OF CONSOLIDATED OPERATIONS DATA:

	Year Ended December 31,
	2003(1)	2004(1)	2005	2006	2007
	($ in thousands, except per share data)

Revenues	$24,108	$27,913	$32,177	$39,045	$37,476
Cost of revenues	(22,504)	(24,269)	(25,638)	(30,557)	(31,879)

Gross profit	1,604	3,644	6,539	8,488	5,597
Research and development income (expenses), net	4	--	(144)	(154)	(74)
Selling, general and administrative expenses	(3,319)	(4,096)	(4,409)	(5,580)	(5,683)
Impairment loss on goodwill	--	--	--	(473)	--

Operating profit (loss)	(1,711)	(452)	1,986	2,281	(160)
Financial expenses, net	(516)	(658)	(592)	(538)	(145)

Profit (loss) before other income (expenses), net	(2,227)	(1,110)	1,394	1,743	(305)
Other income (expenses), net	(3)	11	23	5	8

Profit (loss) before tax benefit (income tax
expenses) and minority interest	(2,230)	(1,099)	1,417	1,748	(297)
Income tax benefit (expense)	(43)	159	--	(158)	--

Profit (loss) before minority interest	(2,273)	(940)	1,417	1,590	(297)
Minority interest	26	41	49	60	(4)

Net profit (loss)	(2,247)	(899)	1,466	1,650	(301)

Basic net earnings (loss) per ordinary share	(0.46)	(0.16)	0.26	0.29	(0.05)

Diluted net earnings (loss) per ordinary share	(0.46)	(0.16)	0.22	0.24	(0.05)

Weighted average number of ordinary shares used to
compute basic net earnings (loss) per ordinary
share	4,886	5,478	5,575	5,617	6,247

Weighted average number of ordinary shares used to
compute diluted net earnings (loss) per ordinary
share	4,886	5,478	6,785	6,954	6,247

(1) Reconciled to U.S. GAAP to conform with subsequent years presentation, see Notes 1B and 1C to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS DATA:

	As at December 31,
	2003(1)	2004(1)	2005(1)	2006	2007
	($ in thousands)

Working capital (deficit)	(2,311)	(2,542)	(983)	1,689	733
Total assets	20,465	19,381	20,012	24,108	29,182
Long-term liabilities excluding current maturities	3,994	2,477	2,635	4,255	5,631
Shareholders' equity	4,004	3,481	4,978	7,285	8,074

(1) Reconciled to U.S. GAAP to conform with subsequent years presentation, see Notes 1B and 1C to the consolidated financial statements.

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

        In 2007 and in each year during the three-year period ended December 31, 2004, we incurred operating losses, and we may not be able to achieve and sustain profitable operations in the future. Even if we return to profitability, we cannot assure that our future net income will offset our cumulative losses. To the extent that we incur operating losses in the future, we may not have sufficient working capital to fund our operations. If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Rapid changes in the Israeli and international electronics industries and recessionary pressure may adversely affect our business.

        Our principal customers include manufacturers of medical, defense, aerospace, industrial, telecom and networking equipment, as well as contract electronic manufacturers. These industry segments, as well as the electronics industry as a whole, are subject to rapid technological changes and products obsolescence. Discontinuance or modification of products containing printed circuit boards, or PCBs, manufactured by us could have a material adverse effect on us. In addition, the electronics industry, particularly the defense and aerospace and medical equipment industries, which accounted for approximately 39% and 19%, respectively, of our sales in the year ended December 31, 2007, is subject to sharp economic cycles. Increased or excess production capacity by our competitors in the PCB industry and recessionary pressure in major electronics industry segments may result in intensified price competition and reduced margins. As a result, our financial condition and results of operations may be adversely affected. A weakness in the Israeli and international electronic markets may adversely affect our operating results and financial condition in the future.

Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

        The global PCB industry is highly fragmented and intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs. In the Israeli market we mainly compete with Melta Ltd. and PCB Technologies Ltd., as well as with major international PCB exporters, mainly from Asia, Europe and the United States. In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), Cirep (France), Invotec (UK), Printca (Denmark), Ruwel Werke GmbH (Germany) and certain other German companies. In the United States market we mainly compete with DDI Corp, Teledyne and TTM Technologies Inc. Many of these competitors have significantly greater financial and marketing resources than us. Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us. Continued competitive pressures could cause us to lose market share.

Our quarterly operating results fluctuate significantly.

        Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including (but not limited to) the following:

—	the size and timing of significant orders and their fulfillment;

—	demand for the products produced by our customers;

—	competition with our products;

—	plant utilization;

—	fluctuations in foreign currency exchange rates, primarily the NIS against the U.S. dollar and the Euro;

—	yields in the manufacturing process;

—	timing of expenditures based on projections of future sales;

—	availability of raw materials;

—	timing to repair or replace any malfunctioning manufacturing equipment;

—	the length of our sales cycles;

—	changes in our strategy;

—	the number of working days in the quarter; and

—	changes in seasonal trends and general domestic and international economic and political conditions.

        Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

        Quarterly sales and operating results are also difficult to forecast because quarterly sales and results are dependent, almost exclusively, on the volume and timing of orders during the quarter and our customers generally operate with a short delivery cycle and expect delivery of a significant portion of our production within twenty working days. The delivery of such orders is subject to the number of available working days during the quarter, which can fluctuate significantly from quarter to quarter due to holidays and vacations. Certain prototype and pre-production runs require even shorter turn-around times stemming from customers’ product launches and design changes. In addition, there might be sudden increases, decreases or cancellations of orders for which there are commitments, which further characterize the electronics industry and the companies that operate in it. The industry practice is to make such changes without any penalties, except for the time and materials expended on the order.

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

Our results of operations may be harmed by currency fluctuations.

        Our reporting currency is U.S dollars, however our functional currency is NIS. Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars, Euros, dollar-linked NIS and Euro-linked NIS. As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition. The NIS value of our U.S. dollar revenues are adversely affected by the appreciation of the NIS against the U.S. dollar. In addition, the U.S. dollar value of our expenses other than those paid in NIS or Euros are negatively impacted by the devaluation of the U.S. dollar against the NIS and Euro. In 2006 and 2007, the NIS appreciated against the U.S. dollar by 8.2% and 9.0%, respectively, and the Euro appreciated against the U.S. dollar by 11.3% and 11.7%, respectively, which had a significant adverse affect on our results of operations.

        If we were to determine that it is in our best interests to enter into any other hedging transactions in the future in order to protect ourselves in part from currency fluctuation and inflation risks, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

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

        The sale and support of our products may entail the risk of product liability claims, which are likely to be substantial in light of the use of our products in business-critical applications. Over the years we have been involved in claims or litigations relating to allegedly defective products. If such suits are brought against us in the future, our business, results of operations and financial condition may be adversely affected.

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

        In the years ended December 31, 2005, 2006 and 2007, our ten largest customers accounted for 64%, 61% and 52% of our revenues, respectively, of which one customer accounted for 30.4%, 25.3% and 8.9% of our total revenues, respectively, and another customer accounted (consisting of two affiliated companies) for 12.9%, 11.7% and 15.2% of our total revenues, respectively. In June 2007, our then-largest customer notified us that it would cease production of the PCB for its principal product. As a result, the volume of sales to such customer has declined significantly and the customer is no longer considered a key customer. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers or if we are unable to attract sufficient new business to compensate for the loss of any of our key customers, our results of operations and financial condition would be adversely affected.

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

        As of December 31, 2007, we had revolving lines of credit aggregating $3.6 million with our banks, all of which was utilized as of such date. As of December 31, 2007, we also had $5.7 million of long-term loans. These credit facilities may not remain available to us in the future. Furthermore, under certain circumstances our banks may require us to accelerate the repayment of our credit facilities. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

        Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity, excluding intangible assets, of NIS 24.0 million ($6.24 million) or 23% of our total assets (on an non consolidated basis). With another bank, the financial covenants require us to maintain the higher of tangible shareholders’ equity of NIS 17.5 million ($4.55 million) or 17% of our consolidated total assets. For these purposes, shareholders’ equity excludes prepaid expenses (except insurance). The foregoing NIS amounts have been translated for convenience into U.S. dollars at the representative rate of exchange on December 31, 2007 of $1.00= NIS 3.846, as published by the Bank of Israel. As of December 31, 2007, we were in compliance with such covenants. We may not be able to maintain compliance with such covenants in the future.

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

        In recent years, the significant increase in oil and energy costs and commodity prices (such as copper, gold and glass fibers) put pressure on our suppliers to increase their prices for most of our principal raw materials, and we expect these conditions to continue through 2008. During 2005, 2006 and 2007, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers, however, we may not continue to be successful in such negotiations in the future. We have also faced pressure to raise our prices for our products to compensate for these price increases and maintain our operating margins, and although we have managed to date to maintain our sales volume with moderate price increases, we may not be able to do so in the future. Future price changes in raw materials may materially affect our future profitability.

We are dependent upon a select number of suppliers of key raw materials and the loss of one or more of these suppliers would adversely affect our manufacturing ability. If these suppliers delay or discontinue the manufacture or supply of these raw materials, we may experience delays in production and shipments, increased costs and cancellation of orders for our products.

        We currently obtain our key raw materials from a select number of suppliers. We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all. Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products. In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the year ended December 31, 2007, one supplier accounted for 17.5% of our total consolidated materials and non-manufactured products purchase costs. We may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

        We are based in Israel and Germany and generate a large percentage of our sales in Europe. Our sales in Europe in the years ended December 31, 2005, 2006 and 2007 accounted for 50.6%, 46.0% and 36.3% of our consolidated revenues, respectively, of which 12.9%, 11.7% and 10.5% was generated in Germany, respectively. We intend to pursue market share in the United States, including the U.S. military, however contracts with U.S. military agencies are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain. We may not be able to maintain or increase international market demand for our products. To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

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

If we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions or our production may be subject to stop orders, which may adversely affect our business, operating results and financial condition.

        We use certain materials in our manufacturing processes that are classified as hazardous substances. Proper waste disposal and environmental regulations are major considerations for PCB manufacturers because metals and chemicals classified as hazardous substances are used in the manufacturing process. Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards. If, in the future, we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions and could also be subject to revocation of permits necessary to conduct our business or any part thereof. Any such revocation could require us to cease production, which could have a material adverse effect on our financial condition and results of operations. We are also subject to laws relating to the storage, use and disposal of hazardous materials, as well as air quality regulations. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. For example, environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption. Moreover, according to the same regulations, manufacturing plants were required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, a plant would have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. We may not sufficiently comply in the future with the September 2000 regulations or other regulations that may be adopted in the future.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal controls and procedures for financial reporting, which started in connection with this Annual Report on Form 20-F for the year ended December 31, 2007, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares

Risk Factors Related to Our Ordinary Shares

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

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	announcements by governmental or regulatory authorities of significant investigations or proceedings against us;

—	additions or departures of key personnel;

—	changes in our cost structure due to factors beyond our control, such as new laws or regulations relating to environmental matters and employment;

—	future sales of our ordinary shares;

—	general stock market price and volume fluctuations; and

—	devaluation of the dollar against the NIS.

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

Risks Relating to Our Operations in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

        We are incorporated under the laws of, and our executive offices, principal production facilities and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

        Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along Israel’s border with the Gaza Strip, which have intensified since February 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company, or a shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, has a duty of fairness toward the company. However, Israeli law currently does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is relatively little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Capital Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

        In July 2000, we adopted a plan to create the capacity and capability to offer our customers the new state-of-the-art PCB technology known as high density interconnect, or HDI. This technology enables manufacturers to produce PCBs with line width and spaces as narrow as 3-4 mils and hole diameters of 8 to 10 mils (1 mil=0.001 inch). We began to supply PCBs utilizing the HDI technology to select customers in August 2000 and since such time, have focused our efforts on HDI PCBs. In 2007, we continued to focus on the sale of flex-rigid HDI PCBs and PCBs made with high performance base materials. Such products accounted for approximately $26.9 million or 71.7% of our total sales in the year ended December 31, 2007 as compared to approximately of $27.4 million or 70.2% of our total sales in the year ended December 31, 2006.

        In June 2002, we acquired 76% of Kubatronik, a privately held German PCB manufacturer, for approximately Euro 2.6 million ($2.4 million as of the date of acquisition). The remaining 24% of Kubatronik is held by Mr. Alois Kubat, its founder and General Manager at that time. Kubatronik specializes in manufacturing short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial, defense, aerospace, telecom, networking, computer and data storage equipment, as well as contract electronic manufacturers. This acquisition facilitated our entry into the German market, while complementing our other relationships throughout the rest of Europe.

        In November 2006, we entered into a license agreement with Stablcor, Inc., under which we were granted the first license to use the STABLCOR® technology, an advanced thermal management solution for PCB fabrication, outside the United States. The STABLCOR technology enables PCB manufacturers, such as our company, to produce smaller electronic products while eliminating the thermal, mechanical and reliability concerns that currently challenge the semiconductor industry. We intend to work with the STABLCOR technology to design and develop new and unique solutions for our high-end customers and believe that this license will expand our opportunities in the high-end PCB market. However, we cannot predict the market acceptance of a PCB product using the STABLCOR technology.

        During the three years ended December 31, 2007, we invested approximately $8.0 million in the expansion of our facilities and infrastructures and purchase of equipment.

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

        PCB manufacturers can generally be classified based on two parameters, product sophistication and service sophistication. Product sophistication is evident in the capability of a PCB manufacturer to offer products with higher layer counts and more complex construction, as well as in the line width and the spacing of lines on the circuit boards. The new state-of-the-art HDI technology enables manufacturers to produce PCBs with line width and spaces as narrow as 3-4 mils and hole diameters of 8 to 10 mils.

Manufacturing and Engineering Processes

        In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness. During the three years ended December 31, 2007, we invested approximately $7.2 million in machinery and equipment for that purpose (not including the acquisition of Kubatronik).

        Manufacturing Capabilities. We have the capability to manufacture PCBs with layer counts in excess of 30 layers, blind and buried vias and designs using materials as thin as 0.001 inches. We established our HDI advanced capabilities after a two-year period of research and development, followed by a significant investment in HDI production capacity. In August 2000, we began to supply HDI products to selected customers. We are able to produce short runs of five to thirty PCBs within three to five working days, and a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits. During 2007, we developed new technologies, enabling us to manufacture “via-in-pad” multilayer PCBs, microvia filling, through hole via filling and copper overplating. These technologies enable us to offer our customers new solutions and participate in bids in which we were not able to participate in the past. In the year ended December 31, 2007, approximately 29% of our manufactured products were ordered for delivery in less than 20 working days, of which approximately 7% were ordered for delivery within six to ten working days and approximately 5% in five or less working days.

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

        Quality, Environmental and Safety Standards. Our quality management system has been ISO 9001:2000 certified since July 2002 (and prior to such date, was ISO 9002 certified from January 1995). This certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards. We have obtained United States Department of Defense Qualified Product List approval (MIL-PRF-55110F and MIL-P-50884D) for our products. Since 1976, our Rigid Glass Epoxy (FR4 & FR5) & Flex-Rigid Boards have been UL 94V-0 certified by Underwriters Laboratories Inc. (a standards organization that offers product safety testing and certification of product safety). Our environmental management system has been ISO 14001:2004 certified since 2005 (and prior to such date was ISO 14001 certified from 2003). We are OHSAS 18001 certified for occupation health and safety management systems since December 2007. We are currently in the process of AS9100 Aerospace Standard certification, which we expect to complete during 2008.

Sales, Customers and Marketing

        Sales. In the years ended December 31, 2005, 2006 and 2007, the primary industries for which we produced PCBs were medical equipment (37%, 35% and 19% of production, respectively), defense and aerospace equipment (26%, 25% and 39% of production, respectively), industrial equipment (11%, 11% and 15% of production, respectively) and telecom and networking equipment (5%, 7% and 5% of production, respectively) as well as for contract electronic manufacturers (12%, 16% and 16% of production, respectively).

        Customers. During the year ended December 31, 2007, we provided PCBs to approximately 175 customers in Israel and approximately 313 customers outside of Israel (including Kubatronik’s customers). Our customers outside of Israel are located primarily in Germany, France, Italy, the Netherlands, Scandinavia and the United States. Sales to non-Israeli customers were $18.6 million (57.7% of revenues) for the year ended December 31, 2005, $21.2 million (54.2% of revenues) for the year ended December 31, 2006 and $19.0 million (50.6% of revenues) for the year ended December 31, 2007.

        In the years ended December 31, 2005, 2006 and 2007, our ten largest customers accounted for 64%, 61% and 52% of our revenues, respectively, of which one customer accounted for 30.4%, 25.3% and 8.9% of our total revenues, respectively, and another customer (consisting of two affiliated companies) accounted for 12.9%, 11.7% and 15.2% of our total revenues, respectively. In June 2007, our then-largest customer notified us that it would cease production of the PCB for its principal product. As a result, the volume of sales to such customer has declined significantly and the customer is no longer considered a key customer. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

        Marketing. We market and sell our products primarily through our direct sales personnel, sales agents and agreements with PCB trading and manufacturing companies. Our sales personnel currently consist of 26 persons, of which 14 are in Israel, three are in the United States employed by our U.S. subsidiary, Eltek USA Inc., two are in Europe and seven persons are employed by our German subsidiary, Kubatronik, and we also have sales agents in France, Germany, Sweden and Switzerland. In the Netherlands and Italy PCB trading and manufacturing companies act as distributors of our products. In the United States we market and sell our products through our U.S. subsidiary, which is supported by three representatives, as well as through a PCB manufacturing company. In India we market our products through a local sales agent. We maintain technical support services for our customers world-wide. We also maintain customer service support centers that handle all logistical matters relating to delivery and maintenance arrangements and receive and handle complaints relating to delivered products.

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

        Our suppliers decreased their prices in 2002, 2003 and 2004 for the principal raw materials we use in the manufacture of PCBs. During 2005 and 2006, the significant increase in oil and energy costs and commodity prices (such as copper, gold and glass fibers) put pressure on our suppliers to increase their prices for most of our principal raw materials. During 2007, the prices stabilized, however there is no assurance that prices will remain stable during 2008. During recent years, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers, however we may not continue to be successful in such negotiations in the future. We have also faced pressure to raise our prices for our products to compensate for these price increases and although we have managed to date to maintain our sales prices with moderate price increases, however we may not be able to so in the future. Although to date our profitability has not been significantly affected by such price changes, future price changes in raw materials may materially affect our future profitability.

Competition

        The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market for complex, flex-rigid multi-layer PCBs. In the Israeli market we mainly compete with PCB Technologies Ltd. and Melta Ltd., as well as with major PCB exporters, mainly from the United States, Europe and Asia. In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), Cirep (France), Invotec (UK), Printca (Denmark), Ruwel Werke GmbH (Germany) and certain other German companies. In the United States market we mainly compete with DDI Corp, Teledyne and TTM Technologies Inc. Many of these competitors have significantly greater financial, technical and marketing resources than us. Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights. Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us. Continued competitive pressures could cause us to lose market share.

Environmental Matters

        Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

        PCB manufacturing requires the use of metals and chemicals classified as hazardous substances. Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems. Environmental regulations enacted in Israel in September 2000 provide that a company, which is found discharging water containing contaminates, will be liable to pay quadruple the amount normally charged for its water consumption. We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities. There is no assurance, however, that violations will not occur in the future. We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial. According to the September 2000 regulations, manufacturing plants are required to reduce the quantity of the wastewater discharged by them by 90% within four years. To be exempted from such legislation, an owner of a plant would have to show the Israeli Ministry of the Environment that a partial or complete decrease in the quantity of wastewater is not feasible. Since 1996, we have undertaken various actions to reduce the use of water in our manufacturing facilities. We believe that we have materially complied with the September 2000 regulations, but no assurance can be given that such compliance will be sufficient in the future. In 2008, we began to invest in improving our effluent wastewater treatment system to lower the amounts of inorganic salts in the discharged water.

Intellectual Property Rights

        Our success depends in part on our proprietary techniques and manufacturing expertise, particularly in the area of complex multi-layer and flex-rigid PCBs. Like many companies in the PCB industry, we do not hold any patents and rely principally on trade secret protection of our intellectual property. However, we have applied for two patents in Israel in the field of opto-electronic circuits. We believe that, because of the rapid pace of technological change in the electronics industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services that we provide. We are devoting resources to the development of new manufacturing technology that we believe will allow us to enhance our product offerings.

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

        In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware to manage our marketing activities in the North American market. Eltek USA Inc. commenced operations in 2008.

D.	PROPERTY, PLANTS AND EQUIPMENT

Leased Facilities

        Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel. The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five year term upon six months prior notice. In the year ended December 31, 2007, we paid $618,000 in rent for these premises. The foregoing amount has been translated for convenience into U.S. dollars from NIS at the respective rate of exchange on December 31, 2007.

        Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany. The lease for their facilities expires on June 30, 2008 and our intention is to request an extension of the lease for an additional period. A lease for an adjoining 8,000 square feet parking area expires on December 31, 2010. In the year ended December 31, 2007, Kubatronik paid an aggregate of $107,000 in rent for these premises. The foregoing amounts have been translated for convenience into U.S. dollars from Euro at the respective rate of exchange on December 31, 2007.

Leased Equipment

        We lease manufacturing equipment under two operating lease agreements, pursuant to which as of December 31, 2007 we were obligated to pay a total amount of $556,000 through March 2010. Our monthly lease expense under these two agreements is $14,250.

        Kubatronik leases manufacturing equipment under three operating lease agreements, which as of December 31, 2007 required us to pay a total of 183,000 Euros ($270,000) through November 2012. Our monthly lease expense under these three agreements is approximately 6,033 Euros ($9,877). The foregoing amounts have been translated for convenience into U.S. dollars from Euro at the respective rate of exchange on December 31, 2007.

Investment in Equipment and Infrastructure

        In 2005, we invested approximately $2.8 million in capital expenditures. Of such amount, $2.7 million was used to purchase production and manufacturing equipment and $81,000 was used for leasehold improvements.

        In 2006, we invested approximately $1.9 million in capital expenditures. Of such amount, approximately $1.5 million was used to purchase production and manufacturing equipment and $0.4 million was used for leasehold improvements.

        In 2007, we invested approximately $3.3 million in capital expenditures. Of such amount, approximately $1.9 million was used to purchase production and manufacturing equipment and $1.4 million was used for leasehold improvements.

        In 2008, we intend to invest approximately $2.0 million in capital expenditures, including approximately $1.5 million in manufacturing equipment and approximately $0.5 million in leasehold improvements for the expansion of our production facilities.

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

        We develop, manufacture, market and sells PCBs, including high density interconnect (HDI) multi-layered and flex-rigid boards for the telecommunications, defense and aerospace and medical technology industries. Our principal customers include manufacturers of medical equipment, defense and aerospace equipment, industrial equipment, and telecom and networking equipment, as well as contract electronic manufacturers.

        For periods prior to December 31, 2006, our consolidated financial statements were prepared in NIS and in accordance with generally accepted accounting principles in Israel with a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Effective as of January 1, 2007, our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP and our reporting currency is U.S. dollars. Our functional currency continues to be NIS. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP. See Notes 1B and 1C to the consolidated financial statements. The consolidated financial statements appearing in this annual report are translated into U.S. dollars at the representative rate of exchange under the current rate method. Under such method, the income statement and cash flow statement items for each year (or period) stated in this report are translated into U.S. dollars using the average exchange rates in effect at each period presented, and assets and liabilities are translated using the exchange rate as of December 31, 2007 ($1.00= NIS 3.846, as published by the Bank of Israel), except for equity accounts, which are translated using the rates in effect at the date of the transactions. All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

Critical Accounting Policies

        We have identified the policies below as critical to the understanding of our consolidated financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

        The significant accounting policies described in Note 1 of our consolidated financial statements, which we believe to be most important to fully understand and evaluate our financial condition and results of operation under U.S. GAAP, are discussed below.

Revenue Recognition

        We recognize revenues when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixable or determinable. Commission income is accounted for on the accrual basis.

Inventories

        Inventories are recorded at the lower of cost or market value. Cost is determined on the weighted average basis for raw materials and finished goods, and on the basis of actual manufacturing costs for work-in-progress.

Provision for doubtful accounts receivable

        The allowance for doubtful accounts receivable is calculated on the basis of specific identification of customer balances. The allowance is determined based on management’s estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and the volume of their operations.

Fixed assets

        Assets are recorded at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Machinery and equipment purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Impairment in Value of Assets

        We account for long-lived assets and certain intangible assets in accordance with the provisions of the Financial Accounting Standards Board, or the FASB, Statements of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2007, no impairment losses have been identified.

Goodwill

        Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB SFAS No. 142, “Goodwill and Other Intangible Assets.” The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value. An indication any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB SFAS No. 141, “Business Combinations.” The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

        In 2006, following our annual impairment test of goodwill, based on our projections and using expected future discounted cash flows, we determined that goodwill in the amount of $473,000 of the $1.3 million goodwill relating to our investment in Kubatronik had been impaired. As a result, we recorded an impairment loss in the amount of $473,000 for the year ended December 31, 2006. We have not identified and did not record any impairment of goodwill for the year ended December 31, 2007.

Results of Operations

        The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2005	2006	2007

Revenues	100.0%	100.0%	100.0%
Cost of revenues	(79.7)	(78.3)	(85.1)

Gross profit	20.3	21.7	14.9
Research and development expenses, net	(0.4)	(0.4)	(0.2)
Selling, general and administrative
expenses	(13.7)	(14.3)	(15.1)
Impairment loss on goodwill	--	(1.2)	--

Operating profit (loss)	6.2	5.8	(0.4)
Financial expenses, net	(1.8)	(1.4)	(0.4)
Other income, net	*	*	*

Profit (loss) before tax expenses and
minority interest	4.4	4.4	(0.8)
Income tax expense	--	(0.4)	--

Profit (loss) after tax expenses
before minority interest	4.4	4.0	(0.8)

Minority interest	0.2	0.2	*

Net profit (loss)	4.6	4.2	(0.8)

* Less than 0.1%

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

        Revenues. Revenues decreased by 4.0% to $37.5 million in the year ended December 31, 2007 from $39.0 million in the year ended December 31, 2006. This decrease in revenues is primarily attributable to reduced sales to our former largest customer, which notified us at the end of the second quarter of 2007 that it was terminating production of its principal product. As a result of the change in the U.S. dollar/NIS exchange rate, from the beginning of 2008 we have been in discussions with many of our Israeli customers in an attempt to increase our U.S. dollar linked prices or to agree to use a higher U.S. dollar/NIS exchange rate for our U.S. dollar linked prices, and we have also been in discussions to increase our offshore U.S. dollar prices.

        Cost of Revenues. Cost of revenues increased by 4.3 % to $31.9 million in the year ended December 31, 2007 from $30.6 million in the year ended December 31, 2006. This increase in cost of revenues is primarily due to the appreciation of the NIS against the U.S. dollar in 2007, which adversely affected the U.S. dollar value of NIS denominated expenses (primarily salaries and other domestic expenses), a higher consumption of raw material due to the replacement of a high volume of revenue from one major customer with many smaller orders, causing additional challenges in our production efficiency, and an increase in energy costs. Cost of revenues as a percentage of revenues increased to 85.1% in the year ended December 31, 2007 from 78.3 % in the year ended December 31, 2006. This increase in cost of revenues as a percentage of revenues is primarily attributable to the same reasons explained above. We expect that our expenses as a percentage of revenue will increase in 2008 as result of the continued appreciation of the NIS against the U.S. dollar during the first half of 2008, which adversely affects the U.S. dollar value of our NIS denominated expenses (primarily salaries and other domestic expenses). In addition, if energy and commodity prices increase in 2008, our costs may increase at a higher level than anticipated.

        Gross Profit. Gross profit decreased by 34.1% to $5.6 million in the year ended December 31, 2007 from $8.5 million in the year ended December 31, 2006. This decrease in gross profit is primarily due to the reduction in sales and the increase in cost of revenues, for the reasons explained above. Gross profit as a percentage of revenues decreased to 14.9% in the year ended December 31, 2007 from 21.7% in the year ended December 31, 2006. This decrease in gross profit as a percentage of revenues is primarily attributable to the reduction in sales and the increase in cost of revenues, for the reasons explained above. We expect that our expenses as a percentage of revenue will increase in 2008 as result of the continued appreciation of the NIS against the U.S. dollar during the first half of 2008, which adversely affects the U.S. dollar value of our NIS denominated expenses (primarily salaries and other domestic expenses). In addition, if energy and commodity prices increase in 2008, our gross profit as a percentage of revenues may decrease at a higher level than anticipated.

        Research and Development Expenses, Net. We generally do not engage in significant research and developments efforts. In 2006 and 2007, we incurred $326,000 and $167,000, respectively, in research and development expenses in connection with our membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS. Of such total expenses in 2006 and 2007, $172,000 and $93,000, respectively, were reimbursed to us by the OCS in accordance with the terms of the OptiPac consortium. The OptiPac program was completed in July 2007.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 1.8 % to $5.7 million in the year ended December 31, 2007 from $5.6 million in the year ended December 31, 2006. This increase in selling, general and administrative expenses is primarily attributable to the expansion of our sales and marketing force in Europe and the United States (including the establishment of a new sales and marketing office in New Hampshire), and increased commission expenses as a result of an increase in sales made through our sales representatives as opposed to direct sales. The increase was offset in part by a reduction in liability that we recorded in connection with the put/call option agreement with the former owner of Kubatronik as a result of the extension of the term of the option and the amendment of other provisions relating to the put/call option. We expect that our selling, general and administrative expenses will increase in 2008 as we intend to increase the number of our sales personnel, as well as due to an anticipated increase in commissions to sales representatives as a result of an increase in sales made through our sales representatives and increased export and delivery expenses as a result of the anticipated increase in our export revenues.

        Impairment loss on goodwill. For the year ended December 31, 2006, following our annual impairment test of goodwill, we recorded an impairment loss of $473,000 relating to our investment in Kubatronik. We did not record any impairment of goodwill for the year ended December 31, 2007.

        Operating profit (loss). As a result of the foregoing, our operating loss was $160,000 in the year ended December 31, 2007 compared to an operating profit of $2.3 million in the year ended December 31, 2006.

        Financial Expenses, Net. Financial expenses, net decreased to $145,000 in the year ended December 31, 2007 from $538,000 in the year ended December 31, 2006. These financial expenses were primarily attributable to interest paid on short-term debt and long-term debt as well as exchange rate expenses, net. This decrease in financial expenses is attributable to gain on currency hedging transactions.

        Other Income, Net. We had other income, net of $8,000 in the year ended December 31, 2007 and $5,000 in the year ended December 31, 2006. Other income, net in the years ended December 31, 2007 and 2006 was attributable to the gain we recorded on the disposal of fixed assets.

        Income tax expense. We did not record any current tax expenses in the years ended December 31, 2006 in respect of our profits in Israel, as we utilized our tax loss carryforwards to offset such profits. Despite our accumulated profits in Israel during the years ended December 31, 2006 and 2007, we did not record a net deferred tax asset and related tax benefit in 2006 or 2007 with respect to our net operating losses generated in Israel due to uncertainty about our ability to utilize such losses in the foreseeable future. Such uncertainty is primarily due to the appreciation of the NIS against the U.S. dollar, the replacement of a high volume of revenue from our former largest customer with many smaller orders, causing additional challenges for our production efficiency, the fluctuations of the PCB industry and our history of losses. We recorded a tax expense of $158,000 in the year ended December 31, 2006 relating to the establishment of a valuation allowance on a deferred tax asset in respect of the loss carryforward of Kubatronik. We did not record any tax expense for the year ended December 31, 2007 with respect to Kubatronik as we utilized our tax loss carryforward.

        Minority Interest. Minority share in subsidiary’s net results reflects the minority’s interest of $4,000 in Kubatronik’s net profit in the year ended December 31, 2007, as compared to the minority’s interest of $60,000 in its net loss in the year ended December 31, 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

        Revenues. Revenues increased by 21.3% to $39.0 million in the year ended December 31, 2006 from $32.2 million in the year ended December 31, 2005. This increase in revenues is primarily attributable to the increase in sales of our flex-rigid boards, which are higher priced than our rigid PCBs, and the increased number of PCBs sold in 2006. The increase was offset in part by the appreciation of the NIS against the U.S. dollar by 8.2% in 2006, which adversely affected the NIS value of our U.S. dollar revenues.

        Cost of Revenues. Cost of revenues increased by 19.2% to $30.1 million in the year ended December 31, 2006 from $25.6 million in the year ended December 31, 2005. This increase in cost of revenues is primarily due to increased revenues and the increase in payroll and related benefits. Cost of revenues as a percentage of revenues decreased to 78.3% in the year ended December 31, 2006 from 79.7% in the year ended December 31, 2005. This decrease in cost of revenues as a percentage of revenues is primarily attributable to the increase in our sales volume, while our costs increased at a lower rate due to fixed costs being absorbed over a greater volume of sales.

        Gross Profit. Gross profit increased by 29.8% to $8.5 million in the year ended December 31, 2006 from $6.5 million in the year ended December 31, 2005. This increase in gross profit is primarily due to increased revenues. Gross profit as a percentage of revenues increased to 21.7% in the year ended December 31, 2006 from 20.3 % in the year ended December 31, 2005. This increase in gross profit as a percentage of revenues is primarily attributable to the increase in our sales volume, while our costs increased at a lower rate due to fixed costs being absorbed over a greater volume of sales.

        Research and Development Expenses, Net. We generally do not engage in significant research and developments efforts. In 2005 and 2006, we incurred $249,000 and $326,000, respectively, in research and development expenses in connection with our membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS. Of such total expenses in 2005 and 2006, $105,000 and $172,000, respectively, were reimbursed to us by the OCS in accordance with the terms of the OptiPac consortium.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 26.6% to $5.6 million in the year ended December 31, 2006 from $4.4 million in the year ended December 31, 2005. This increase in selling, general and administrative expenses is primarily attributable to the associated growth in payroll and employee benefits expenses, commissions to sales representatives, export and delivery expenses, travel expenses of marketing personnel and costs of professional services resulting from our increased revenues.

        Impairment loss on goodwill. We did not record any impairment of goodwill for the year ended December 31, 2005. For the year ended December 31, 2006, following our annual impairment test of goodwill, we recorded an impairment loss of $473,000 relating to our investment in Kubatronik.

        Operating profit (loss). As a result of the foregoing, our operating profit was $2.3 million in the year ended December 31, 2006 compared to $2.0 million in the year ended December 31, 2005.

        Financial Expenses, Net. Financial expenses, net decreased to $538,000 in the year ended December 31, 2006 from $592,000 million in the year ended December 31, 2005. These financial expenses were primarily attributable to interest paid on short-term debt and long-term debt as well as exchange rate expenses, net. This decrease in financial expenses is attributable to a reduction in our short-term debt, reduced interest rates, gain on currency hedging transactions and differences in foreign currency exchange rates.

        Other Income, Net. We had other income, net of $5,000 in the year ended December 31, 2006 and $23,000 in the year ended December 31, 2005. Other income, net in the years ended December 31, 2006 and 2005 was attributable to the gains we recorded on the disposal of fixed assets.

        Income tax expense. We did not record any tax expenses in the years ended December 31, 2005 and 2006 in respect of our profits in Israel, as we utilized our tax loss carryforwards to offset such profits. Despite our accumulated profits in Israel during the years ended December 31, 2005 and 2006, we did not record a net deferred tax asset and related tax benefit in 2005 or 2006 with respect to our profits generated in Israel due to uncertainty about our ability to utilize such tax losses in the foreseeable future. Such uncertainty is primarily due to the appreciation of the NIS against the U.S. dollar, our dependency on one major customer whose product was at the end of its lifecycle, the uncertainty of our being able to attract sufficient business to compensate for the loss of such a major customer, the fluctuations of the PCB industry and our history of losses. We recorded a tax expense of $158,000 in the year ended December 31, 2006, relating to the establishment of a valuation allowance on the deferred tax asset in respect of the loss carryforward of Kubatronik.

        Minority Interest. Minority share in subsidiary’s net results reflects the minority’s interest of $60,000 in Kubatronik’s net loss in the year ended December 31, 2006, as compared to the minority’s interest of $49,000 in its net loss in the year ended December 31, 2005.

Quarterly Results of Operations

        The following table sets forth certain unaudited quarterly financial information in accordance with U.S. GAAP expressed in U.S. dollars and as a percentage of revenues for each of the eight fiscal quarters ended December 31, 2007. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and includes all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

	Quarter Ended
	2006				2007
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	($ in thousands) (Unaudited)

Revenues	9,287	9,568	10,046	10,144	10,223	8,593	8,771	9,889
Cost of revenues	(7,250)	(7,688)	(7,939)	(7,680)	(8,075)	(7,135)	(7,675)	(8,994)

Gross profit	2,037	1,880	2,107	2,464	2,148	1,458	1,096	895
Research and development
income (expenses), net	(34)	(33)	(42)	(45)	(29)	(54)	(17)	26
Selling, general and
administrative expenses	(1,193)	(1,276)	(1,468)	(1,643)	(1,426)	(1,411)	(1,468)	(1,378)
Impairment loss on goodwill	-	-	-	(473)	-	-	-	-

Operating profit (loss)	810	571	597	303	693	(7)	(389)	(457)
Financial income (expenses),
net	(162)	(112)	(120)	(144)	(116)	(164)	165	(30)
Other income (expenses), net	(2)	9	-	(2)	4	-	1	3

Profit (loss) before income
tax expenses and minority
interest	646	468	477	157	581	(171)	(223)	(484)
Income tax expense	-	-	-	(158)	-	-	-	-

Profit (loss) after income
tax expenses before
minority interest	646	468	477	(1)	581	(171)	(223)	(484)
Minority interest	(5)	(3)	5	63	(16)	*	*	12

Net profit (loss)	641	465	482	62	565	(171)	(223)	(472)

*Less than $1,000

	Quarter Ended
	2006				2007
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	(As a percentage of total revenues) (Unaudited)

Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	(78.1)	(80.4)	(79.0)	(75.7)	(79.0)	(83.0)	(87.5)	(90.9)

Gross profit	21.9	19.6	21.0	24.3	21.0	17.0	12.5	9.1
Research and development
income (expenses), net	(0.4)	(0.3)	(0.4)	(0.4)	(0.3)	(0.6)	(0.2)	0.3

Selling, general and
administrative expenses	(12.8)	(13.3)	(14.6)	(16.2)	(13.9)	(16.4)	(16.7)	(14.0)
Impairment loss on goodwill	-	-	-	(4.7)	-	-	-	-

Operating profit (loss)	8.7	6.0	5.9	3.0	6.8	*	(4.4)	(4.6)
Financial income (expenses),
net	(1.7)	(1.2)	(1.2)	(1.4)	(1.1)	(2.0)	1.9	(0.3)
Other income (expenses), net	*	0.1	-	*	*	-	*	*

Profit (loss) before income
tax expenses and minority
interest	7.0	4.9	4.7	1.6	5.7	(2.0)	(2.5)	(4.9)
Income tax expense	-	-	-	(1.6)	-	-	-	-

Profit (loss) after income
tax expenses before
minority interest	7.0	4.9	4.7	*	5.7	(2.0)	(2.5)	(4.9)
Minority interest	(0.1)	*	0.1	0.6	(0.2)	*	*	0.1

Net profit (loss)	6.9	4.9	4.8	0.6	5.5	(2.0)	(2.5)	(4.8)

*Less than 0.1%

Impact of Currency Fluctuations and of Inflation

        Our reporting currency is U.S dollars, however our functional currency is NIS. Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars, Euros, dollar-linked NIS and Euro-linked NIS. As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition. The NIS value of our U.S. dollar revenues are adversely affected by the appreciation of the NIS against the U.S. dollar. In addition, the U.S. dollar value of our expenses other than those paid in NIS or Euro are negatively impacted by the devaluation of the U.S. dollar against the NIS and Euro. In 2006 and 2007, the NIS appreciated against the U.S. dollar by 8.2% and 9.0%, respectively, and the Euro appreciated against the U.S. dollar by 11.3% and 11.7%, respectively, which had a significant adverse affect on our results of operations.

        The following table sets forth, for the periods indicated, (i) devaluation or appreciation of the NIS against the most important currencies for our business, the U.S. dollar and the Euro, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2003	2004	2005	2006	2007

U.S. dollar	(7.6)%	(1.6)%	6.8%	(8.2)%	(9.0)%
Euro	11.3%	6.2%	(7.3)%	2.1%	1.7%
Israeli consumer price
index	(1.9)%	1.2%	2.4%	(0.1)%	3.4%

        We have engaged external consultants to assist us to manage our foreign exchange risk. From time to time in the past we have used hedging instruments in order to partially protect ourselves from currency fluctuation and inflation risks and may use hedging instruments from time to time in the future.

        Because exchange rates between the NIS and the dollar and Euro fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Conditions in Israel

        We are incorporated under the laws of, and our executive offices, principal production facilities and research and development facilities are located in, the State of Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2007 was 29%, which was reduced to 27% in 2008 and will be further reduced to 26% in 2009 and 25% in 2010 and thereafter.

        However, certain of our production facilities have been granted the status of an “approved enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended. Subject to certain time limitations, income derived from such approved enterprise will be subject to corporate tax of up to 25%. The base year is 2005, however due to our tax loss carryfowards, there was no tax payment in Israel for the year ended December 31, 2007. For additional information see Item 10E. “Additional Information – Taxation – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” and Note 15A to our consolidated financial statements.

        As of December 31, 2007, we had approximately $14.3 million in tax loss carryforwards in Israel, which can be offset against future income in Israel without time limitation. In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2003 tax years are considered final due to the statute of limitations. Our principal foreign subsidiary, Kubatronik has received final tax assessments through the 2005 tax year, and as of December 31, 2007 had approximately $0.9 million in tax loss carryforwards in Germany. We do not believe, on a “more likely than not” basis, that we will be able to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to our loss carry-forwards in the foreseeable future. Therefore we have recorded a full valuation allowance on the deferred tax asset in respect of these differences and loss carry-forwards.

Recent Accounting Pronouncements

        In September 2006, the Financial Accouting Standards Board, or the FASB, issued FASB Statement No. 157, “Fair Value Measurement,” or Statement 157. Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. Statement 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We are required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The FASB announced a one year deferral of Statement 157‘s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We believe that the adoption of Statement 157 will not have a material impact on our financial condition, results of operations or cash flows.

        In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB No. 115,” or Statement 159. Statement 159 provides us the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. Statement 159 is effective for our 2008 fiscal year. We believe that the adoption of Statement 159 will not have a material impact on our financial condition, results of operations or cash flows.

        In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations,” or Statement 141R,” and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment to ARB No. 51,” or Statement 160. Statement 141R and Statement 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting Statement 141R and Statement 160 on our results of operations and financial position.

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

        We invested approximately $3.3 million in capital expenditures in cash in the year ended December 31, 2007 and $1.9 million in the year ended December 31, 2006. In the years ended December 31, 2007 and 2006, our capital expenditures mainly related to our investments in production and manufacturing equipment, and leasehold improvements. We expect to invest in 2008 approximately $2.0 million in capital expenditures, including approximately $1.5 million in manufacturing equipment and approximately $0.5 million in leasehold improvements for the expansion of our production facilities.

        In June 2002, we acquired 76% of Kubatronik for approximately Euro 2.6 million ($2.4 million as of the date of acquisition). The remaining 24% of Kubatronik is held by Mr. Alois Kubat. Pursuant to the agreement under which we acquired our interest in Kubatronik (as amended), following the termination of Mr. Kubat’s employment with Kubatronik and prior to December 31, 2012 (which period is automatically extended for additional consecutive two-year periods unless otherwise notified in writing by either party upon at least six months prior notice), Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik. The price for Mr. Kubat’s remaining holdings in Kubatronik will not be less than Euro 552,000 ($727,000) and will not exceed Euro 920,000 ($1.2 million), subject to certain price adjustments set forth in the agreement. Mr. Kubat retired in October 2003. Under U.S. GAAP, such an arrangement gives rise to a derivative instrument which should be marked to market every reporting period, in accordance with SFAS 150, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity.” See Note 1A to the consolidated financial statements.

        In May 2007, Mr. Josef Maiman elected to convert a convertible note held of record by Merhav for an aggregate 985,796 ordinary shares. As a result, Mr. Maiman’s beneficial ownership interest increased to 1,585,540 ordinary shares, representing approximately 24% of our then outstanding shares, of which 985,796 are held of record by Merhav and 599,744 are held of record by Integral.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2006	2007
	($ in thousands)

Net cash provided by operating activities	$2,704	$1,410
Net cash used in investing activities	(1,857)	(3,254)
Net cash provided by (used in) financing activities	(506)	2,305
Effect of translation adjustments	112	(24)
Net increase in cash and cash equivalents	453	437
Cash and cash equivalents at beginning of year	1,577	2,030
Cash and cash equivalents at end of year	2,030	2,467

        Net cash provided by operating activities was $1.4 million for the year ended December 31, 2007. This amount was primarily attributable to a decrease in trade receivables of $0.3 million, fixed asset depreciation of $2.3 million and an increase in trade payables of $0.2 million. This amount was partially offset by net loss of $0.3 million, an increase in other receivables and prepaid expenses of $0.4 million and a decrease in other liabilities and accrued expenses of $ 0.3 million. Net cash provided by operating activities was $2.7 million for the year ended December 31, 2006. This amount was primarily attributable to net income of $1.7 million, fixed asset depreciation of $2.3 million, an impairment of goodwill of $0.5 million, a decrease in other receivables and prepaid expenses of $0.2, an increase of other liabilities and accrued expenses of $0.6 million and cancellation of deferred taxes of $0.2 million. This amount was partially offset by an increase in trade receivables of $2.1 million and a decrease in trade payables of $0.4 million.

        Net cash used in investing activities was $3.3 million for the year ended December 31, 2007 and $1.9 million for the year ended December 31, 2006. Net cash used in investing activities for the years ended December 31, 2006 and 2007 was primarily for the purchase of fixed assets for our production lines.

        Net cash provided by financing activities was $2.3 million for the year ended December 31, 2007, which was primarily attributable to new long-term loans of $ 3.0 million from our banks and an increase of short-term credit from our banks, which was partly offset by the repayment of $1.8 million of long-term loans and the repayment of $0.2 million of credit from fixed asset payables. Net cash used in financing activities was $0.5 million for the year ended December 31, 2006, which was primarily attributable to the repayment of $2.4 million in long-term and short-term credit from our banks and the repayment of $0.4 million of credit from fixed asset payables, which was partly offset by new loans of $2.2 million from our banks and cash from the exercise of employee stock options of $0.1 million.

        As of December 31, 2007, we had $2.5 million in cash and cash equivalents and working capital of $0.7 million, as compared to $2.0 million in cash and cash equivalents and working capital of $1.7 million at December 31, 2006.

        As of December 31, 2007, the following revolving lines of credit and long-term loans were outstanding:

—	a revolving line of credit of approximately $1.4 million with Bank Hapoalim B.M. Of such amount, $110,000 is linked to the U.S. dollar and $1.3 million is not linked.

—	long-term loans from Bank Hapoalim B.M. aggregating $2.1 million. Of such amount, $604,000 is linked to the Israeli consumer price index and $1.5 million is not linked.

—	a revolving line of credit of approximately $2.2 million with Israel Discount Bank Ltd, which is not linked.

—	long-term loans from Israel Discount Bank Ltd. in the aggregate amount of $2.9 million. Of such amount, $170,000 is linked to the Israeli consumer price index, $1.0 million is linked to the U.S. dollar and $1.7 million is not linked.

—	long-term loans from suppliers of fixed assets in the aggregate amount of $672,000. Of such amount, $91,000 is linked to the Israeli consumer price index, $400,000 is linked to the U.S. dollar and $181,000 is linked to the Euro.

        Our credit lines bear annual interest ranging from 6.7% to 6.85% for non-linked credit and 6.7% for credit linked to the dollar. Our long-term loans bear annual interest ranging from 4.5% to 6.5% for long-term loans linked to the Israeli consumer price index, 4.0% to 6.9% for long-term loans linked to the dollar, 2.85% for long-term loans linked to the Euro and 6.5% to 8.4% for non-linked long-term loans.

        In 2003, we negotiated a financing plan with our banks and controlling shareholder, pursuant to which the banks agreed to extend the payment of our outstanding debt and our major shareholder contributed $500,000 to our company in consideration of a convertible note, which was converted into ordinary shares in May 2007(see above in this Item). In July 2003, as part of this financing plan, we signed an agreement with U Bank Ltd. (formerly Investec Bank (Israel) Ltd.), or U Bank, for a $1.0 million factoring facility, in consideration for our assignment to U Bank of an equal amount of our accounts receivable. In December 2006, we replaced the factoring arrangement with a NIS 2.8 million line of credit from Israel Discount Bank Ltd. and a long-term loan of NIS 1.7 million from Bank Hapoalim B.M. Also see Item 7.B., “Major Shareholders and Related Party Transactions – Related Party Transactions.”

        The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now owned or after acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreements with our banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent. Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity, excluding intangible assets, of NIS 24.0 million or 23% of our total assets (on an non-consolidated basis). With another bank, the financial covenants require us to maintain the higher of tangible shareholders’ equity of NIS 17.5 million or 17% of our consolidated total assets. For these purposes, shareholders’ equity excludes prepaid expenses (except insurance). As of December 31, 2007, we were in compliance with such covenants.

        We expect to finance our 2008 budget from operational cash flow, revolving bank credit lines and long-term bank loans, and supplier financing. We believe that the availability of our revolving lines of credit, long-term bank loans and cash flow from operations will provide us with sufficient working capital to fund our operational and capital requirements through December 31, 2008.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        We generally do not engage in significant research and development.

        In 2005, we were granted membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist. OptiPac was created specifically to develop generic optical packaging technologies for the microelectronics sector, technologies that are critically important to the communications industry. Under the terms of the consortium, each member of the consortium will be provided with an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The Office of the Chief Scientist reimburses 66% of such approved research and development expenses, less certain consortium expenses. These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the Office of the Chief Scientist We are not required to pay the Office of the Chief Scientist royalties with respect to this grant. In 2005, 2006 and 2007, we incurred $249,000, $326,000 and $167,000, respectively, in research and development expenses in connection with our membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS. Of such total expenses in 2005, 2006 and 2007, $105,000, $172,000 and $93,000, respectively, were reimbursed to us by the OCS in accordance with the terms of the OptiPac consortium.

D.	TREND INFORMATION

        Since the third quarter of 2004 through the first quarter of 2007, we have experienced growth in our revenues, primarily as a result of the implementation of our new strategy to focus our marketing efforts in the high end of the PCB market, mainly in the flex-rigid PCB market. In addition, we are developing new business relationships with customers from abroad.

        Our backlog at December 31, 2007 was approximately $7.0 million compared to a backlog of approximately $5.9 million at December 31, 2006. We include in our backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 45 days. For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period. Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations as of December 31, 2007.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Short-term bank credit (1)	3,594	3,594	-	-	-
Long-term debt obligations (2)	5,742	1,495	3,272	975	-
Operating lease and other contractual
obligations	7,668	1,576	1,956	1,407	2,729
Purchase obligations	2,345	2,345	-	-	-
Other long-term liabilities reflected on the
company's balance sheet under U.S. GAAP	1,388	-	-	-	1,388
Total	20,737	9,010	5,224	2,382	4,117

(1)	Our short-term bank credit lines bear annual interest ranging from 6.7% to 6.85% for non-linked credit and 6.7% for credit that is linked to the dollar.

(2)	Our long-term debt obligations include long-term loans and long-term debt related to fixed assets financing transactions. Our long-term loans bear annual interest ranging from 4.5% to 6.5% for long-term loans that are linked to the Israeli consumer price index, 4.0% to 6.9% for long-term loans that are linked to the U.S. dollar, 2.85% for long-term loans that are linked to the Euro and 6.5% to 8.4% for non-linked long-term loans.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Nissim Gilam(1)(2)	69	Chairman of the Board of Directors
Arieh Reichart	53	President and Chief Executive Officer
Amnon Shemer	48	Vice President, Finance and Chief Financial Officer
Dan Eshed	57	Senior Vice President, Subsidiaries
Eli Dvora	51	Vice President, Operations
Moshe Leibovich	50	Vice President, Marketing and Sales
Roberto Tulman	49	Vice President, Technologies and Chief Technology Officer
Shlomo Danino	45	Vice President, Engineering and Quality Assurance
Vardit Dekel	43	Vice President, Human Resources
David Banitt(1)(3)(4)	56	Independent Director
Josef Maiman	61	Director
Eitan Popper	30	Director
Ophira Rosolio-Aharonson(1)(3)	58	Outside Director
Eliyaho Tov(1)(2)(3)(4)	64	Outside Director
Joseph Yerushalmi	69	Director

(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee
(4) Member of the Stock Option Committee

        Mr. Joseph Yerushalmi, a Class I director, will serve as a director until our 2009 general annual meeting of shareholders. Messrs. David Banitt and Eitan Popper, Class II directors, will serve as directors until our 2010 annual general meeting of shareholders. Messrs. Josef A. Maiman and Nissim Gilam, Class III directors, will serve as directors until our 2008 general annual meeting of shareholders. Mr. Eliyaho Tov and Ms. Ophira Rosolio-Aharonson will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2009 annual general meeting of shareholders, following which the service of Mr. Tov as an outside director may not be extended and service of Ms. Rosolio-Aharonson as an outside director may be renewed for one additional three-year term.

        Nissim Gilam has served as chairman of our board of directors since December 1, 1998, he has served as a director since January 1996, and previously held office as a director and our chief executive officer during the period January 1990 through March 1991. Since April 2002, Mr. Gilam has been self-employed. Mr. Gilam is also a member of the board of directors of Israel Steel Corporation, Eliyaho Insurance Company and Prisma Capital Markets. From September 1993 until March 2002, Mr. Gilam served as managing director of Ney Agencies Ltd., an Israeli company engaged as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, Mr. Gilam served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

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

        Eitan Popper has served as a director since December 2007. Mr. Popper has served as project engineer and executive assistant to the senior vice president of projects of Merhav M.N.F Ltd. since 2003. In that position, Mr. Popper participated in the evaluation and analysis of large scale energy and infrastructure projects worldwide. Prior thereto and from 2002, Mr. Popper served as a civil and environmental engineer in the Mexico City and San Francisco offices of URS Corporation, a global engineering and consulting company traded on the New York Stock Exchange. Mr. Popper holds a B.Sc. degree in civil engineering from the Universidad Iberoamericana of Mexico and M.Sc. degree in environmental engineering from Stanford University. Mr. Popper is currently enrolled in the MBA program (specializing in finance) of the Recanati School of Business of Tel Aviv University.

        Ophira Rosolio-Aharonson was appointed as an outside director (within the meaning of the Israeli Companies Law) in December 2006. Ms. Rosolio-Aharonson serves as an executive director of several private and publicly traded companies, a strategic business consultant to high-technology companies and an advisor to venture capital firms in Israel and the United States. From 2000 to 2006, Ms. Rosolio-Aharonson served as an active executive director and audit committee member of Scitex Ltd. (NASDAQ:SCIX), and as a director and chair of the audit committee of Cimatron Ltd. (NASDAQ:CIMT). Ms. Rosolio-Aharonson is a co-founder of Seagull Tech Inc. and KeyScan Inc. From 1992 through 1999, Ms. Rosolio-Aharonson served as the chief executive officer of Terra Computers, Inc. in the United States. From 1980 to 1989, Ms. Rosolio-Aharonson served as a senior executive, holding managerial positions, at Clal Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, including director, chief executive officer, chief operations officer and vice president of sales and marketing of Clal Ltd.‘s subsidiaries. Ms. Rosolio-Aharonson holds a B.Sc. degree in applied mathematics and physics, and has completed courses required for a M.Sc. degree in bio-medical engineering, both from the Technion – Israel Institute of Technology, Haifa and is a graduate of the executive business and management program of Tel Aviv University.

        Eliyaho Tov was appointed as an outside director (within the meaning of the Israeli Companies Law) in December 2003. Since November 1999, Mr. Tov has been a freelance consultant as an economic advisor and currently serves as a director of several other companies. From 1973 until September 1999, Mr. Tov served as a senior economist of The Israel Corporation Ltd. and during such period served as a director of several companies within The Israel Corporation Ltd. group. Mr. Tov holds a B.A. degree in economics and political science and M.A. degree in business management, both from The Hebrew University of Jerusalem. Mr. Eliyaho Tov qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

        Joseph Yerushalmi has served as a director since December 2003. Since January 1996, Mr. Yerushalmi has served as a senior vice president in charge of the projects of Merhav M.N.F Ltd. Mr. Yerushalmi serves as a member of the board of directors of Ampal Israel Corporation Ltd. From 1992 to 1996, Mr. Yerushalmi served as vice president, projects development at Israel Chemicals Ltd., Israel’s largest chemical concern. Between 1989 and 1992, Mr. Yerushalmi was a visiting professor at the University of Pittsburgh. In 1980, Mr. Yerushalmi founded PAMA (Energy Resources Development) Ltd. in Israel with the goal of commercial utilization of Israel oil shale reserves and he served as its General Manager until 1989. From 1977 to 1980, Mr. Yerushalmi was Technical Manager of the Coal Gasification Program of the Electric Power Research Institute (EPRI) in Palo Alto, California. Between 1969 and 1977, Mr. Yerushalmi was professor of Chemical Engineering at the City College of New York where he pioneered in research the field of alternative energy. Mr. Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York.

        There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2007.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (then
consisting of 15 persons)	$1,381,000	$195,000

        During the year ended December 31, 2007, we paid each of our outside and independent directors an annual fee of $3,932 and a per meeting attendance fee of $251. During such period we paid Nissim Gilam, chairman of our board of directors, a management fee of $5,000 per month and reimbursed him for various expenses that he incurred in connection with his service as chairman of the board of directors in an annual amount of $2,439. In addition, in accordance with the approval of our shareholders at our 2007 annual general meeting of shareholders, in 2007, we paid Mr. Gilam a special bonus in the amount of $15,210 in consideration for his on-going efforts and substantial contribution to our company during the 2006 fiscal year. We also provide Mr. Gilam with a company car and pay all expenses in connection therewith.

        As of December 31, 2007, our directors and executive officers as a group, consisting of 15 persons, held options to purchase an aggregate of 20,000 ordinary shares. Such options have an exercise price of $1.14, vest over a three-year period (all of which had vested at December 31, 2007) and will expire in November 2009. All such options were granted under our 2000 Stock Option Plan. See – “Share Ownership – Stock Option Plans.”

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

Committees of the Board of Directors

Executive Committee

        Our Board of Directors established an executive committee, which is responsible for monitoring the implementation of our annual work plan that is adopted each year by our board of directors, and recommending to our board of directors future strategies for our company and monitoring their implementation. Messrs. Gilam, Banitt and Tov and Ms. Rosolio-Aharonson are the current members of our executive committee. Our executive committee meets approximately once a month with our Chief Executive Officer.

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

Stock Option Committee

        Our Board of Directors established a Stock Option Committee (see Item 6.E., “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans”). Messrs. Tov and Banitt are the current members of our Stock Option Committee. Our Stock Option Committee meets on an as required basis.

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

Directors’ Service Contracts

        We do not have any service contracts with our directors, except for the compensation we pay to Mr. Nissim Gilam in connection with his services as Chairman of our Board of Directors. We pay Mr. Gilam a management fee of $5,000 per month, reimburse him for various expenses that he incurs in connection with his service as Chairman of the Board of Directors in an annual amount up to NIS 18,000 ($4,680) (in 2007 we paid him NIS 10,024 ($2,439)), and provide him with a company car and pay all expenses in connection therewith. In addition, in accordance with the approval of our shareholders at our 2007 annual general meeting of shareholders, in 2007 we paid Mr. Gilam a special bonus in the amount of NIS 60,000 ($15,210) in consideration for his on-going efforts and substantial contribution to our company during the 2006 fiscal year. Mr. Gilam may receive this compensation directly or through his personal company, Nissim Gilam Ltd.

        There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

        The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the business feasibility of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

        The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative (as such term is described above) is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

        Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

        Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

        The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

        Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

        In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (ii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

        As of December 31, 2007, we employed 326 full-time employees in Israel, of which 192 were employed in manufacturing services, 38 in process and product engineering, 43 in quality assurance and control, 14 in sales and marketing and 39 in finance, accounting, information service and administration.

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

        In addition, as of December 31, 2007, Kubatronik, our subsidiary in Germany, employed 38 full-time employees and 8 part-time employees, compared to 40 full-time employees and 7 part-time employees at December 31, 2006 and 37 full-time employees and 9 part-time employees at December 31, 2005.

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

        Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Most of our employees are covered by contribution pension plans providing customary benefits including retirement and severance benefits. Some of our employees are covered by life and pension insurance policies providing similar benefits. We contribute between 12.0% and 14.5% of base salaries to such plans and employees contribute between 5.0% to 7,0% of base salaries. We also contribute 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and others and such employees contribute 2.5% of base salaries. Our contribution and employee contributions are not limited; however, a company’s contribution above certain specified maximum amounts are taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 4.9% of the salary and the employee contribution to the National Insurance Institute is at the rate of 8.0% of the salary (of which 4.1% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 35,760 (approximately $8,900). In the year ended December 31, 2007, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.9% of the salaries.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of April 28, 2008 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Nissim Gilam	-		-
Arieh Reichart	85,515		1.3%
Amnon Shemer	10,000	(3)	*
Dan Eshed	-		-
Eli Dvora	-		-
Moshe Leibovich	10,000	(3)	*
Roberto Tulman	-		-
Shlomo Danino	-		-
Vardit Dekel	-		-
David Banitt	-		-
Eitan Popper	-		-
Josef Maiman	1,585,540	(4)	24.0%
Ophira Rosolio-Aharonson	-		-
Eliyaho Tov	-		-
Joseph Yerushalmi	-		-

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 6,609,807 ordinary shares issued and outstanding as of April 28, 2008.

(3)	Such shares are subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $1.14 per share and that expire in November 2009.

(4)	Includes 985,796 held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman and 599,744 ordinary shares held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 1,585,540 ordinary shares held directly by Merhav M.N.F. Ltd. and Integral International Inc.

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

        As of December 31, 2007, options for the purchase of 138,400 ordinary shares had been granted under the 2000 Plan (excluding options that expired without being exercised), of which, options to purchase 118,400 ordinary shares having an exercise price of $4.375 per share and options to purchase 20,000 ordinary shares having an exercise price of $1.14 per share. During the year ended December 31, 2007, no options were exercised. As of December 31, 2007, options to purchase 20,000 ordinary shares were outstanding and exercisable under the 2000 Plan. Of the options granted under the 2000 Plan (excluding options that expired without being exercised), options to purchase 59,500 ordinary shares were granted to our executive officers and the chairman of our board of directors, of which options to purchase 20,000 ordinary shares were outstanding and exercisable as of December 31, 2007 and the remaining options to purchase 39,500 ordinary shares were exercised in prior years. Since December 2004, we have not granted options under the 2000 Plan and we do not intend to grant any additional options under the 2000 Plan in the future.

2005 Stock Option Plan

        Our 2005 Stock Option Plan, or the 2005 Plan, was adopted at our 2005 annual general meeting.

        In August 2000, our company granted options under the 2000 Plan to certain of our employees, officers and the Chairman of our Board of Directors. The exercise price of such options was $4.375, which, except for limited periods of time, exceeded the market price of our ordinary shares and the majority of the grantees did not exercise these options prior to their expiration on July 31, 2005. In order to maintain the interest of such individuals in our company in a manner that would defer the optionees’ tax liability (if any) to the date that the options are exercised and so that the underlying shares issued upon exercise of the options will not be subject to a minimum lock-up period prior to the disposition thereof, as provided under new Section 102(c) of the Israeli Income Tax Ordinance that came into effect on January 1, 2003, we adopted the 2005 Plan, which was designed to reflect the provisions of such new Section 102(c). Under the 2005 Plan we granted options to those optionees who did not exercise their August 2000 options prior to the expiration, to the extent not exercised, and a few additional employees.

        The 2005 Plan authorized the issuance of up to an aggregate of 284,500 ordinary shares to our Israeli directors, officers and employees. Options granted under the 2005 Plan could only be awarded in accordance with Section 102 (c) of the Israeli Income Tax Ordinance. The 2005 Plan had a term of two years commencing on December 11, 2005 and expired on December 10, 2007. The exercise price per share of options granted under the 2005 Plan was $5.46. All options granted under the 2005 Plan were fully vested upon their award. The period for which an option was granted under the 2005 Plan was two years.

        We granted options to purchase an aggregate 284,500 ordinary shares to our Israeli directors, officers and employees under the 2005 Plan, all of which expired in December 2007 without being exercised. Of the options granted under the 2005 Plan, options to purchase 99,500 ordinary shares were granted to our executive officers and the chairman of our board of directors, all of which expired in December 2007 without being exercised.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information as of April 28, 2008 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Josef Maiman	1,585,540	(3)	24.0%
Merhav M.N.F. Ltd.	985,796	(4)	14.9%
Integral International Inc.	599,744	(5)	9.1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 6,609,807 ordinary shares issued and outstanding as of April 28, 2008.

(3)	Includes 985,796 held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman and 599,744 ordinary shares held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 1,585,540 ordinary shares held directly by Merhav M.N.F. Ltd. and Integral International Inc.

(4)	Merhav M.N.F. Ltd. is an Israeli private company controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Merhav M.N.F. Ltd.

(5)	Integral International Inc. is a Panama corporation controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Integral International Inc.

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

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of April 28, 2008, there were 20 holders of record of our ordinary shares, of which 12 record holders holding approximately 75.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 74.68% of our outstanding ordinary shares as of such date).

B.	RELATED PARTY TRANSACTIONS

        In 2003, we negotiated a new financing plan with our banks and controlling shareholder. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Josef A. Maiman. In January 2004, pursuant to the terms of the note, Merhav converted $200,000 of the amounts due and payable under the note into 606,060 ordinary shares of our company, and we issued a replacement convertible note to Merhav for the amount that remained outstanding under the original note at such date, in the principal amount of $325,312.5. The note became due on May 15, 2007. The note bore interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the note, Merhav had the right, at any time, to convert the note into ordinary shares of our company at a price of $0.33 per ordinary share. We had the right, at our sole discretion, to repay the accrued interest or convert the accrued interest into ordinary shares at the foregoing price. On May 15, 2007, Mr. Maiman elected to convert the entire note into 985,796 ordinary shares. Upon the conversion of the note, we elected to repay the accrued interest on the principal amount of the convertible note to Merhav in the amount of $128,000. During 2006, we recorded interest and exchange rate expenses of $5,680 on the convertible note, and we recorded interest and exchange rate income of $10,166 on the convertible note during 2007.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 18 hereof and incorporated herein by this reference.

Legal Proceedings

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

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low

2003	$1.84	$0.31
2004	$2.84	$0.82
2005	$6.40	$1.21
2006	$5.35	$2.87
2007	$4.92	$2.35

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

2006
First Quarter	$5.35	$3.79
Second Quarter	$5.05	$3.70
Third Quarter	$4.25	$2.87
Fourth Quarter	$4.66	$3.55

2007
First Quarter	$4.55	$3.70
Second Quarter	$4.92	$4.10
Third Quarter	$4.35	$2.35
Fourth Quarter	$4.04	$2.50

2008
First Quarter	$3.10	$1.51

Monthly Stock Information

        The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

Month
November 2007	$3.52	$2.80
December 2007	$3.10	$2.50
January 2008	$3.10	$2.27
February 2008	$2.95	$2.50
March 2008	$3.02	$1.51
April 2008 (until April 25)	$2.34	$1.80

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

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

ISRAELI TAX CONSIDERATIONS

General Corporate Tax Structure

        Israeli companies are subject to “Corporate Tax” on their worldwide income. The applicable rate for 2006 was 31%. The rate was reduced to 29% in 2007 and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise” or a “benefited enterprise” (as further discussed below) may be lower. See Item 10E. “Additional Information – Taxation – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

        As of December 31, 2007, we had approximately $14.3 million in tax loss carryforwards in Israel, which can be offset against future income in Israel without time limitation. In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2003 tax years are considered final due to the statute of limitations. Our principal foreign subsidiary, Kubatronik, has received final tax assessments through the 2005 tax year and as of December 31,2007 had approximately $0.9 million in tax loss carryforwards in Germany. Despite our accumulated profits in Israel during the three years ended December 31, 2007, we did not record a net deferred tax asset in 2007 and related tax benefit in 2005, 2006 or 2007 with respect to our net operating losses generated in Israel due to uncertainty about our ability to utilize such losses in the foreseeable future. Such uncertainty is primarily due to the appreciation of the NIS against the U.S. dollar, the replacement of a high volume of revenue from our former largest customer with many smaller orders, causing additional challenges for our production efficiency, the fluctuations of the PCB industry and our history of losses.

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

Tax Benefits Under The Law for the Encouragement of Capital Investments, 1959

General

        Certain of our production facilities have been granted approved enterprise and benefited enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status. As of December 31, 2007, one benefited investment program is applicable to us, the period of tax benefits relating to which has not yet commenced and will expire no later than 2016 (see below). The benefit period for all other programs (approved enterprises) expired in 2005.

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

Tax Benefits

        Income derived from an approved enterprise is subject to corporate tax at the reduced rate of 25% (or lower in the case of a qualified “foreign investor’s company” which is at least 49% owned by non-Israeli residents) until the earlier of (i) seven (or ten in the case of a foreign investor’s company) consecutive years, commencing in the year in which the specific approved enterprise first generates taxable income (which income is not offset by deductions attributable to other sources), (ii) 12 years from the year of commencement of production or (iii) 14 years from the year of approval of the approved enterprise status. Income derived from an approved enterprise in Zone C, which is approved after January 1, 1997, is exempt from corporate tax for a period of two years and is subject to the above rates for the remainder of the benefit period.

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

        On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 was passed by the Knesset. According to the amendment, the inflationary adjustments law will no longer applicable subsequent to the 2007 tax year accept for the transitional provisions whose objectives are to prevent distortion of the income tax calculations.

        In addition, according to the amendment commencing in the 2008 tax year, the adjustment of the income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on the protected assets and tax loss carryforwards will no longer be linked to the Consumer Price Index, or the CPI, subsequent to the 2007 tax year, and the balances that have been linked to the CPI through the and of 2007 tax year, will be used going forward. As a result, our carryforward tax loss will no longer be linked to the Israeli CPI.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

—	broker-dealers,

—	financial institutions,

—	certain insurance companies,

—	regulated investment companies or real estate investment trusts,

—	investors liable for alternative minimum tax,

—	tax-exempt organizations,

—	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

—	persons who hold the ordinary shares through partnerships or other pass-through entities,

—	persons who acquire their ordinary shares through the exercise of employee stock options or otherwise as compensation for services,

—	investors who actually or constructively own, or have owned, 10 percent or more of our voting shares, and

—	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

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

Taxation of Dividends

        Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “ – Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

        Subject to complex limitations set out in the Code, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income category or general category income for United States foreign tax credit purposes. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

Disposition of Ordinary Shares

        If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

        For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

        If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund”, or a QEF election, or to “mark-to-market” your ordinary shares, as described below:

—	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

—	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

—	you would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

        Alternatively, if the ordinary shares are considered “marketable stock” and if you elect to “mark-to-market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

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

Foreign Currency Exchange Risk

        Our reporting currency is U.S dollars, however our functional currency is NIS. Our revenues are generally denominated in foreign currencies, primarily the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars, Euros, dollar-linked NIS and Euro-linked NIS. As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition. The NIS value of our U.S. dollar revenues are adversely affected by the appreciation of the NIS against the U.S. dollar. In addition, the U.S. dollar value of our expenses other than those paid in NIS or Euro is negatively impacted by the devaluation of the U.S. dollar against the NIS and Euro. In 2006 and 2007, the NIS appreciated against the U.S. dollar by 8.2% and 9.0%, respectively, and the Euro appreciated against the U.S. dollar by 11.3% and 11.7%, respectively, which had a significant adverse affect on our results of operations. We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $200,000 in our operating income.

        We have engaged external consultants to assist us to manage our foreign exchange risk. From time to time in the past we have engaged in hedging transactions in order to partially protect ourselves from currency fluctuation and inflation risks and may use hedging instruments from time to time in the future.

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, our non-linked and U.S. dollar linked long-term loans and our factoring agreement. These are principally denominated in (i) NIS and bear annual interest ranging from 4.5% to 8.4% as of December 31, 2007; (ii) U.S. dollars and bear interest from 4% to 6.9% as of December 31, 2007 and (iii) Euro and bear interest of 2.85% as of December 31, 2007. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines, long-term loans and factoring agreement. A hypothetical increase of 1% in the interest rate would result in an increase of approximately $87,000 in our financial expenses.

        A hypothetical increase of 1% in the Israeli consumer price index would result in an increase of approximately $10,000 in our financial expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.	CONTROLS AND PROCEDURES

        Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

—	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

—	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2007, our internal control over financial reporting is effective.

        This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

        There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

Services Rendered	2006	2007

Audit (1)	$160,000	$146,000
Tax (2)	6,000	12,000

Total	$160,000	$158,000

(1)	Audit fees relate to services that are normally provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide.
(2)	Tax fees relate to services performed by the tax division for tax compliance and tax advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        Neither we nor any affiliated purchaser has purchased any of our securities during 2007.

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant, as amended (2)

2.1	Specimen of Share Certificate (1)

4.1	Indemnity Agreement provided to Arieh Reichart dated December 5, 1996 and a schedule of similar indemnity agreements provided by the Registrant to its officers and directors (1)

4.2	2000 Stock Option Plan (3)

4.3	2005 Stock Option Plan (4)

4.4	Services Factoring Agreement dated July 8, 2003 (5)

4.5	Share Purchase Agreement dated June 10, 2002, by and among En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat, Mr. Thomas Kubat and Ms. Heike Heidenreich (6)

4.6	Extension of Put/Call Option Agreement dated May 4, 2005, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (7)

4.7	Second Extension of Put/Call Option Agreement Provisions under the Share Purchase Agreement dated December 28, 2007, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, Independent Registered Public Accounting Firm

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, filed with the Securities and Exchange Commission and incorporated herein by reference.

(2)	Filed as Exhibit 3.2 to our Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(3)	Filed as Exhibit 10.4 to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(4)	Filed as Appendix A to the Proxy Statement for our 2005 Annual General Meeting of Shareholders filed on Report of Foreign Private Issuer on Form 6-K for the month of November 2005, and incorporated herein by reference.

(5)	Filed as Exhibit 10.5 to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

(6)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(7)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

Eltek Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Eltek Ltd.:

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

The Company’s consolidated financial statements for the years ended December 31, 2006 were previously prepared in conformity with Israeli GAAP and in New Israeli Shekel (NIS). As more fully described in Note 1C to the consolidated financial statements, the Company elected, at the beginning of 2007, to prepare its consolidated financial statements in accordance with U.S. GAAP and in US$. Consequently, the Company’s financial statements for all previous years have been prepared under U.S GAAP and in US$.

As discussed in Note 1M to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel, April 27, 2008

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2007	2006
		$ in thousands

Assets

Current assets

Cash and cash equivalents	1G; 2	2,467	2,030

Account receivables:

Trade, net of provision for doubtful accounts	1H	8,173	7,707
Other	3	742	261

Inventories	1I; 4	4,271	3,766
Prepaid expenses		204	192

Total current assets		15,857	13,956

Assets held for employees' severance benefits	1J, 10	1,319	1,106

Fixed assets, less accumulated depreciation	1K; 5	10,997	8,143

Goodwill	1L; 6	1,009	903

Total assets		29,182	24,108

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2007	2006
		$ in thousands

Liabilities and shareholders' equity

Current liabilities
Short-term credit and current
maturities of long-term debt	7	4,623	2,776
Accounts payable:
Trade		7,354	5,941
Other	8	3,147	3,114
Convertible note	1N	-	436

Total current liabilities		15,124	12,267

Long-term liabilities
Long-term debt, excluding current maturities	9	4,243	3,068
Employee severance benefits	10	1,388	1,187

Total long-term liabilities		5,631	4,255

Minority interests		353	311

Commitments and contingent liabilities	11

Shareholders' equity	12
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares, issued and
outstanding 6,609,807 shares as of December 31, 2007
(5,624,011 shares as of December 31, 2006)		1,384	1,236
Additional paid-in capital		14,328	14,152
Cumulative translation adjustment related to change in
reporting currency		2,412	1,671
Cumulative foreign currency translation adjustments		451	416
Capital reserves		695	695
Accumulated deficit		(11,196)	(10,895)

Total shareholders' equity		8,074	7,275

Total liabilities and shareholders' equity		29,182	24,108

/s/ Arieh Reichart —————————————— Arieh Reichart President, Chief Executive Officer	/s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer	/s/ Nissim Gilam —————————————— Nissim Gilam Chairman of the Board of Directors

Date: April 27, 2008

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Operations

		Year ended December 31
	Note	2007	2006	2005
		$ in thousands (except earnings (loss) per share data)

Revenues	1O; 13	37,476	39,045	32,177
Cost of revenues		(31,879)	(30,557)	(25,638)

Gross profit		5,597	8,488	6,539

Operating expenses
Research and development, gross	1P	167	326	249
Government grants	1P	(93)	(172)	(105)

Research and development expenses, net		74	154	144
Selling, general and administrative expenses		5,683	5,580	4,409
Impairment loss on goodwill		-	473	-

Operating profit (loss)		(160)	2,281	1,986
Financial expenses, net	14	145	538	592

Operating profit (loss)		(305)	1,743	1,394
Other income, net		8	5	23

Profit (loss) before income tax expense
and minority interest		(297)	1,748	1,417
Income tax expense	1M; 15	-	158	-

Profit (loss) before minority interest		(297)	1,590	1,417
Minority interest		(4)	60	49

Net profit (loss)		(301)	1,650	1,466

Basic net earnings (loss) per ordinary share		(0.05)	0.29	0.26

Diluted net earnings (loss) per ordinary share		(0.05)	0.24	0.22

Weighted average number of ordinary
shares used to compute basic net
earnings (loss) per ordinary share		6,247	5,617	5,575

Weighted average number of ordinary
shares used to compute diluted net earnings
(loss) per ordinary share		6,247	6,954	6,785

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Total shareholders' equity
	Shares	Amount
		($ thousands, except number of shares)

Balance as of December 31, 2004	5,491,711	1,218	13,588	1,895	695	(14,011)	3,385

Changes during the year
Translation adjustment related to change in
reporting currency	-	-	-	(258)	-	-	(258)
Foreign currency translation adjustments	-	-	-	(148)	-	-	(148)
Net profit	-	-	-	-	-	1,466	1,466

Comprehensive income	-	-	-	-	-	-	1,060
Exercise of employee stock options	110,800	15	469	-	-	-	484

Balance as of December 31, 2005	5,602,511	1,233	14,057	1,489	695	(12,545)	4,929

Changes during the year
Translation adjustment related to change in
reporting currency	-	-	-	562	-	-	562
Foreign currency translation adjustments	-	-	-	36	-	-	36
Net profit	-	-	-	-	-	1,650	1,650

Comprehensive income	-	-	-	-	-	-	2,248
Exercise of employee stock options	21,500	3	95	-	-	-	98

Balance as of December 31, 2006	5,624,011	1,236	14,152	2,087	695	(10,895)	7,275

Changes during the year
Translation adjustment related to change in
reporting currency	-	-	-	741	-	-	741
Foreign currency translation adjustments	-	-	-	35	-	-	35
Net loss	-	-	-	-	-	(301)	(301)

Comprehensive income	-	-	-	-	-	-	475
Convertible note and accrued interest thereon
converted into ordinary shares	985,796	148	176	-	-	-	324

Balance as of December 31, 2007	6,609,807	1,384	14,328	2,863	695	(11,196)	8,074

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2007	2006	2005
	$ thousands

Cash flows from operating activities:
Net profit (loss)	(301)	1,650	1,466

Adjustments to reconcile net profit (loss) to net
cash flows provided by operating activities:
Depreciation	2,264	2,330	2,284
Impairment of goodwill	-	473	-
Capital gain on disposal of fixed assets, net	(3)	(5)	(23)
Minority share of subsidiary's net results	4	(60)	(49)
Interest payment on convertible note	(128)	-	-
Increase (decrease) in employee severance benefits, net	3	15	(183)
Decrease (increase) in trade receivables	342	(2,141)	186
Decrease (increase) in other receivables and prepaid expenses	(422)	225	(297)
Decrease (increase) in inventories	(106)	42	(578)
Increase (decrease) in trade payables	152	(428)	201
Increase (decrease) in other liabilities and accrued expenses	(271)	556	(10)
Deferred tax assets	-	158	-
Other, net	(124)	(111)	162

Net cash provided by operating activities	1,410	2,704	3,159

Cash flows from investing activities:
Purchase of fixed assets	(3,257)	(1,862)	(2,832)
Proceeds from sale of fixed assets	3	5	37

Net cash used in investing activities	(3,254)	(1,857)	(2,795)

Cash flows from financing activities:
Increase (decrease) in short- term credit	1,300	(641)	(357)
Repayment of long-term loans	(1,837)	(1,789)	(1,671)
Proceeds from long-term loans	3,048	2,188	1,851
Proceeds from exercise of employee stock options	-	94	472
Repayment of credit from fixed asset payables	(206)	(358)	-

Net cash provided by (used in) financing activities	2,305	(506)	295

Effect of translation adjustments	(24)	112	(74)

Net increase in cash and cash equivalents	437	453	585
Cash and cash equivalents at beginning of the year	2,030	1,577	992

Cash and cash equivalents at end of the year	2,467	2,030	1,577

Supplemental cash flow information:
Interest paid	457	460	381

Non-cash activities:
Conversion of convertible note and accrued interest
thereon into share capital	325	-	-

Purchase of fixed assets not yet paid	1,030	679	-

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies

A.	General

Eltek Ltd. ("the Company") was incorporated in Israel in 1970, and the Company's shares have been publicly traded on the NASDAQ Capital Market since 1997.

The Company manufactures and supplies advanced printed circuit boards (“PCB”), complex multi-layer back-panels, flex and flex rigid circuit boards for electronic equipment. The principal markets of the Company are in Israel and Europe.

Acquisition of Kubatronik Leiterplatten GmbH

In June 2002, the Company established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. (“EN-Eltek”), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH

On June 10, 2002, the Company acquired 76% of the shares of Kubatronik – Leiterplatten GmbH (“Kubatronik”) for the consideration of € 2.6 million ($2.4 million as of the date of acquisition) – See Note 1(B).

The acquisition resulted in the recognition of goodwill in the amount of €1.1 million ($1 million as of the date of acquisition) – see Note 6.

Pursuant to the agreement, the seller has until December 31, 2012, the right to require the Company to purchase (“Put option”), and the Company has the right to require the seller to sell to the Company (“Call option”), the seller’s remaining 24% interest in Kubatronik. The acquisition price for the remaining 24% interest varies depending on several factors. Through the date of these financial statements the seller has not approached the Company to exercise the put option. The fair value of the above options is calculated based on the Binomial model and recorded in the balance sheet.

Establishment of Eltek USA Inc.

In 2007, the Company established a wholly-owned subsidiary, Eltek USA Inc. for the purpose of sales, promotion and marketing in the North American market. Eltek USA Inc. commenced operations beginning in 2008.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

B.	Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

For previous periods up to December 31, 2006 the Company’s financial statements were prepared in accordance with Generally Accepted Accounting Principles in Israel (Israeli GAAP) with a reconciliation note to U.S. GAAP. Effective January 1, 2007 the Company is reporting under U.S. GAAP. All comparative data was adjusted accordingly and is presented in these financial statement in accordance with U.S. GAAP.

The consolidated financial statements include the accounts of the Company and its subsidiaries (EN-Eltek, Kubatronik and Eltek International).

All intercompany transactions and balances were eliminated in consolidation.

C.	Functional and reporting currency

The Company’s functional currency is the New Israeli Shekel (NIS).

Effective January 1, 2007, the Company changed its reporting currency from NIS to the U.S. dollar. The change in reporting currency was accounted for in accordance with Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation” (SFAS No. 52). Assets and liabilities of the Company have been translated using the exchange rate at the balance sheet date except for equity accounts which were translated using historical exchange rates. The average exchange rate for the period has been used to translate revenues and expenses. Translation adjustments were reported separately as a component of comprehensive income (cumulative translation adjustment).

D.	Translation of foreign entity operations

The financial statements of a foreign subsidiary are translated into the functional currency as follows:

1.	The assets and liabilities, both monetary and non-monetary, are translated according to the exchange rate on the consolidated balance sheet date including the goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate for the period.

3.	The resulting exchange rate differences are classified as a separate item in shareholders’ equity.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

E.	Exchange rates and linkage bases

1.	Balances linked to the Consumer Price Index (“CPI”) are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

	Israeli CPI	Exchange rate of one US dollar	Exchange rate of one Euro
	Points	NIS	NIS

For the year ended:
December 31, 2005	185.05	4.603	5.447
December 31, 2006	184.69	4.225	5.564
December 31, 2007	191.15	3.846	5.659

	%	%	%

Changes during the year ended:
December 31, 2005	2.39	6.85	(7.32)
December 31, 2006	(0.19)	(8.21)	2.1
December 31, 2007	3.5	(8.97)	1.71

F.	Use of estimates

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles in the United States of America requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumption include the useful lives of fixed assets, allowances for doubtful accounts, valuation of derivatives, deferred tax asset, fixed assets, inventory, investments, income tax uncertainties and other contingencies. Actual results could differ from these estimates.

G.	Cash and cash equivalents

Cash equivalents are highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not restricted by a lien.

H.	Provision for doubtful accounts receivable

The allowance for doubtful accounts receivable is calculated on the basis of specific identification of customer balances. The allowance is determined based on management’s estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and volume of their operations.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

H.	Provision for doubtful accounts receivable (cont’d)

The activity in the allowance for doubtful accounts for the three years ended December 31, 2007 is as follows:

	Year ended December 31
	2007	2006	2005
	$ thousands

Opening balance	477	370	425
Additions during the year	48	85	16
Write-offs charged against the allowance	(7)	(11)	(44)
Foreign currency translation adjustments	47	33	(27)

Closing balance	565	477	370

I.	Inventories

Inventories are recorded at the lower of cost or market value. Cost is determined on the weighted average basis for raw materials and finished goods, and on the basis of actual manufacturing costs for work in progress.

J.	Assets held for employees’ severance payments

Assets held for employees’ severance payments represent contributions to insurance policies and are recorded at their current redemption value.

K.	Fixed assets

Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and equipment	5-33
Leasehold improvements	10-25
Motor vehicles	15-30
Office furniture and equipment	6-33

Machinery and equipment purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

K.	Fixed assets (cont’d)

The Company accounts for long-lived assets and certain intangible assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“Statement 144”). This Statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

L.	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination.

Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value. An indication of goodwill impairment exists if the fair value of the reporting unit is less than its carrying value, and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

In 2006, following the Company’s annual impairment test of goodwill, an impairment of $473 was recorded. In 2007, the Company concluded that there was no impairment of goodwill.

M.	Taxes on income

The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes” (“Statement 109”). Under Statement 109, deferred tax assets or liabilities are recognized in respect of the future tax consequences attributable to temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as tax loss and credit carryforwards, based on enacted tax rates applicable to the periods in which such temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

M.	Taxes on income (cont’d)

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which prescribes recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 on January 1, 2007. The effect of adoption on the Company’s consolidated results of operations, financial position and cash flows based on Company management’s evaluation is presented in Note 15.

The Company records interest related to unrecognized tax benefits in interest expense that is included as part of the net financial expenses and penalties in general and administrative expenses in the consolidated statements of operations.

N.	Convertible note

In July 2003, the Company issued a convertible note (the “Note”) in the amount of $500 to Merhav M.N.F Ltd. – an Israeli private company controlled by the Company’s major shareholder (“Merhav”).

The Note was due four years from its issuance date and bore interest at the rate of 10% per year, compounded on a quarterly basis.

In January 2004, $200 of the principal amount of the Note was converted into 606,060 ordinary shares. The conversion price per share for the remaining $300 was 0.33.

In May 2007, the remaining $300 of the principal amount of the Note and additional $25 of accrued interest was converted into 985,796 ordinary shares. The remaining accrued interest of $128 was paid to the Note holder in May.

O.	Revenue recognition

The Company recognizes revenues upon shipment of the products and after the customer takes ownership and assumes risk of loss, collection of the corresponding receivable is probable, persuasive evidence of an arrangement exists, and the sale price is fixed or determinable. Commission income is accounted for on the accrual basis.

P.	Research and development

Research and development costs, net of grants from the Office of the Chief Scientist in the Ministry of Industry and Trade of the Government of Israel (OCS), are expensed as incurred.

In 2005, the Company was granted membership in OptiPac, a consortium within the framework of the MAGNET program of the OCS which deals with future innovative technology. The OptiPac target is to develop generic electro-optical packaging technologies for optical fiber based telecommunication systems and for several other industries and applications.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

P.	Research and development (cont’d)

Under the terms of the consortium, each member of the consortium is provided with an advance for its research and development costs for a specific research and development project assigned to by the consortium. The OCS reimburses 66% of such approved research and development expenses.

These OCS grants are contingent upon the Company submission of periodic reports prepared in accordance with the requirement of the OCS and are not subject to royalties or any future payments to be made by the Company. The Company has been in compliance with such OCS requirements.

Q.	Stock compensation plans to employees and directors

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2005), “Share-Based Payment” (“SFAS No. 123R”). This Statement requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is the vesting period. The Company elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 and 2007 includes also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2005.

Stock-based compensation recognized in the Consolidated Statement of Operations for the year ended December 31, 2007 is based on awards ultimately expected to vest. As a result, the expense has been reduced for estimated forfeitures. SFAS No. 123R required forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS No. 123, “Accounting for Stock-Based Compensation”(“SFAS No. 123”) for the periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred.

The implementation of SFAS No. 123R did not have a material effect the profit before taxes, net profit or the earning per share for the years ended December 31, 2006 and 2007.

Prior to January 1, 2006, the Company has followed SFAS No. 123, which permitted entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, Statement 123 allowed entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB Opinion No. 25”) and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

R.	Profit (loss) per ordinary share

Basic and diluted profit (loss) per ordinary share is presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented. Basic profit (loss) per ordinary share is calculated by dividing the net profit (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted profit (loss) per ordinary share calculation is similar to basic earnings per share except that the weighed average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the ordinary shares from options had been exercised, to the extent that these options had diluted effect.

The following table summarizes information related to the computation of basic and diluted earnings (loss) per ordinary share for the years indicated.

	Year ended December 31,
	2007	2006	2005

Net earnings (loss) attributable to ordinary shares	(301)	1,650	1,466

Weighted average number of ordinary shares outstanding
used in basic earnings (loss) per ordinary share calculation	6,247	5,617	5,575

Add assumed exercise of outstanding dilutive potential
ordinary shares	-	1,337	1,210

Weighted average number of ordinary shares outstanding
used in diluted earnings (loss) per ordinary share
calculation	6,247	6,954	6,785

Basic earnings (loss) per ordinary share	(0.05)	0.29	0.26

Diluted earnings (loss) per ordinary share	(0.05)	0.24	0.22

Number of options excluded from the
diluted earning per share calculation
because of anti-dilutive effect	6	273	300

S.	Derivative financial instruments

The Company applies Financial Accounting Standards Board (FASB) Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, which require that all derivative instruments be recorded on the balance sheet at their respective fair values.

Changes in fair value are recognized in the consolidated statements of operations, as a financing item.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

T.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan, Australia and Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base and the Company’s policy of requiring collateral or security with respect to receivables due from distributors.

U.	Recent accounting pronouncements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement”(“Statement 157”). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The FASB announced a one year deferral of Statement 157‘s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company believes that the adoption of Statement 157 will not have a material impact on the Company’s financial condition, results of operations or cash flows.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB No. 115” (“Statement 159”). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company believes that the adoption of Statement 159 will not have a material impact on the Company’s financial condition, results of operations or cash flows.

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations”(“Statement 141R”) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment to ARB No. 51” (“Statement 160”). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 2 – Cash and Cash Equivalents

	Interest rate as of December 31	December 31
	2007	2007	2006
	%

Denominated in U.S. dollars	0-4.25	886	574
Denominated in New Israeli Shekels	0-3.7	1,043	1,248
Denominated in Euro	0	538	190
Others	0	-	18

		2,467	2,030

Note 3 – Other Receivables

	December 31
	2007	2006

Employees	40	41
Advances to suppliers	38	18
Government of Israel and other institutions	364	113
Government of Germany	173	86
Derivative instruments (Note 14)	127	-
Other receivables	-	3

	742	261

Note 4 – Inventories

	December 31
	2007	2006

Raw materials	2,357	2,107
Work-in-process	1,029	1,039
Finished products	885	620

	4,271	3,766

Finished products are presented net of allowance for inventory obsolescence in the amounts of $887 and $1,400 as of December 31, 2006 and 2007, respectively.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 5 – Fixed Assets, Less Accumulated Depreciation

	December 31
	2007	2006

Machinery and equipment	32,315	27,150
Leasehold improvements	7,459	5,032
Motor vehicles	190	164
Office furniture and equipment	1,591	1,394

Fixed assets	41,555	33,740

Accumulated depreciation	(30,558)	(25,597)

Fixed assets less accumulated depreciation	10,997	8,143

Depreciation expense for the years ended December 31, 2005, 2006 and 2007 were $2,284, $2,330 and $2,264, respectively.

Note 6 – Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 are as follows:

	December 31
	2007	2006

Balance at the beginning of the year	903	1,259
Impairment	-	(473)
Effect of translation adjustments	106	117

	1,009	903

Note 7 – Short-Term Credit and Current Maturities of Long-Term Debt

	Annual interest rate at December 31 2007	December 31
		2007	2006
	%

In NIS (unlinked)	6.7-6.85	3,484	1,893
In U.S. dollars	6.7	110	110
Current maturities of long-term
debts due to banks (Note 9A)		1,029	773

		4,623	2,776

As to pledges securing the credit, see Note 11A.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 8 – Accounts Payable – Other

	December 31
	2007	2006

Accrued payroll and related benefits	1,008	1,211
Provision for vacation and other employee benefits	968	821
Net written put option (Note 1A)	47	146
Accrued expenses	903	809
Other liabilities	221	127

	3,147	3,114

Note 9 – Long-Term Debt, Excluding Current Maturities

A.	Banks and others

	Annual interest rate at December 31 2007	December 31
		2007	2006
	%

Linkage terms

U.S. dollar	4 - 6.9	1,357	1,036
CPI	4.5 - 6.5	865	580
Euro	2.85	181	-
Unlinked	6.5 - 8.4	3,335	2,546

		5,738	4,162
Less - current maturities		(1,495)	(1,094)

		4,243	3,068

Financial covenants in respect of the Company’s credit facilities and long-term debt with one of its banks require the Company to maintain the higher of shareholders’ equity, excluding intangible assets, of NIS 24.0 million or 23% of the Company’s total assets (on an non consolidated basis). With another bank, the financial covenants require the Company to maintain the higher of tangible shareholders’ equity of NIS 17.5 million or 17% of the Company’s consolidated total assets. For these purposes, shareholders’ equity excludes prepaid expenses (except insurance). As of December 31, 2007, the Company was in compliance with these covenants.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 9 – Long-Term Debt, Excluding Current Maturities (cont’d)

B.	The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2007 and thereafter are as follows:

First year (current maturities)	1,495

Second year	2,320
Third year	948
Fourth year	653
Fifth year and thereafter	322

4,243

5,738

As to pledges securing the loans, see Note 11A.

Note 10 – Employee Severance Benefits

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 – Employee Severance Benefits (cont’d)

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

5.	Details of the provision and amounts funded:

	December 31
	2007	2006

Liability for employee severance
benefits	1,388	1,187

Assets held for severance benefits	(1,319)	(1,106)

Employee severance benefits, net	69	81

Expenses recorded in respect of employee severance payments for the years ended December 31, 2005, 2006 and 2007 are $92, $118 and $79, respectively.

Note 11 – Commitments and Contingent Liabilities

A.	1.	The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its indebtedness with banks, as well as floating liens on all of its remaining assets in favor of the banks.

2.	As a guarantee of the implementation of the approved projects and in compliance with the conditions of the approval (see Note 15A).

3.	The Company has also pledged a machine and a computer system to suppliers to secure its indebtedness.

4.	The Company has signed an agreement with a consulting company to incorporate the “Theory of Constraint” (“TOC”) into its operation. The purpose is to improve several operational measures identified by the Company’s management. Pursuant to the agreement in 2004, the Company paid consultation fees and agreed to pay bonuses to the consulting company based on its success. During the years ended December 31, 2005 and 2006, the consulting company was entitled to a bonus of $115 and $106, respectively. In the year ended December 31, 2007, the consulting company was not entitled to a bonus. The agreement will expire on September 30, 2008.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 11 – Commitments and Contingent Liabilities (cont’d)

B.	1.	The premises occupied by the Company and Kubatronik are leased under operating agreements which expire in February 2017 and June 2008, respectively.

2.	Two parking areas that serve the employees of Kubatronik are leased under operating agreements which expire in December 2010.

3.	The Company has signed several lease and maintenance agreements for production equipment with suppliers of equipment. Of such agreements, two principal agreements will expire in September 2009 and March 2010.

4.	Two production machines are leased under operating agreements which will expire in January 2008 and April 2009.

5.	The Company has signed several other maintenance agreements for production equipment and software.

6.	The majority of the Company’s motor vehicles are leased under three year operating agreements.

7.	Minimum future payments at December 31, 2007 due under the above agreements over the next five years and thereafter are as follows:

	Operating leases	Other agreements

First year	711	865
Second year	655	479
Third year	655	167
Fourth year	655	51
Fifth year and thereafter	3,384	46

	6,060	1,608

Payments required under operating lease agreements are charged to expense by the straight-line method over the periods of the respective leases.

Rental expenses under the lease agreements for the years ended December 31, 2005, 2006 and 2007 were $700, $527 and $725, respectively.

C.	Indemnification agreement

The Company entered into an indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer. Such indemnification amount shall be limited to the lesser of $2,000 or 25% of the Company’s shareholders’ equity.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 12 – Shareholders’ Equity

A.	Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31 2006 and 2007	December 31 2007	December 31 2006

Number of shares:
Ordinary shares of par value NIS 0.6 each	50,000,000	6,609,807	5,624,011

Amount in US$
Ordinary shares of par value NIS 0.6 each	7,800,312	1,384,266	1,235,504

B.	Stock based compensation

In August 2000, the Company adopted the Eltek Ltd. 2000 Stock Option Plan (the “2000 Plan”). The 2000 Plan authorized the issuance of options to purchase an aggregate of 750,000 ordinary shares. The options generally expire on the fifth anniversary of the date of grant, vest ratably over a three-year period and may not be exercised for a period of one year from the date of grant. The exercise prices of these options are equal to the market price of the underlying stock on the date of the grant.

As of December 31, 2006 and 2007, options to purchase 20,000 ordinary shares with an exercise price of $1.14 per share were outstanding under the 2000 Plan.

The Company does not intend to grant additional options under the 2000 plan.

In November 2005, the Board of Directors of the Company adopted and the Shareholders subsequently approved the Eltek Ltd. 2005 Stock Option Plan (the “2005 Plan”). The aggregate number of options granted under the 2005 Plan amounted to 284,500 options. The options will expire two years from the date of the Shareholders’ Approval of such plan, which was December 11, 2005, and no awards may be made under the 2005 Plan after December 31, 2005. Options granted under the 2005 Plan were fully vested on the grant date, and each option was designated as a Section 102(c) option of the Israeli tax ordinance. The exercise price per option was set to NIS 21 which equaled the market price of the Company’s ordinary shares on date of grant.

On December 11, 2007 all the remaining options granted under the 2005 plan expired.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock based compensation (cont’d)

A summary of the Company’s option plans and the options that were granted to the Company’s employees and to the Chairman of the board of directors is presented below:

		Number of options	Weighted average exercise price
			US$

Balance as at December 31, 2004		414,933	4.22
	Granted	284,500	4.56
	Exercised	(110,800)	4.38
	Expired	(274,533)	4.38
	Forfeited	(2,000)	4.38

Balance as at December 31, 2005		312,100	4.34

	Granted	-	-
	Exercised	(21,500)	4.76
	Forfeited	(3,200)	4.97

Balance as at December 31, 2006		287,400	4.70

	Granted	-	-
	Exercised	-	-
	Expired	(267,400)	5.36

Balance as at December 31, 2007		20,000	1.14

The following table summarizes information concerning options outstanding at December 31, 2007:

Exercise prices		Number of options outstanding at December 31 2007	Number of options exercisable at December 31 2007	Remaining contractual life (in years)

U.S.$	1.14	20,000	20,000	1.9

As of December 31, 2007, the intrinsic value of the outstanding options is $28.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 13 – Revenues

A.	Revenues by activities

	Year ended December 31
	2007	2006	2005

Sales of manufactured products	36,997	38,751	31,859
Sales of non- manufactured products	266	93	231
Commissions	213	201	87

	37,476	39,045	32,177

Customer who accounted for over 10% of the total consolidated revenues:

	Year ended December 31
	2007	2006	2005

Customer A - Sales of manufactured products	*-	25.2%	30.6%

Customer B ** - Sales of manufactured products	15.2%	11.7%	12.9%

*	Less than 10%.
**	Consisting of two affiliated companies

B.	Revenues by geographic areas

	Year ended December 31,
	2007	2006	2005

Israel	18,505	17,876	13,603
Europe	13,602	17,952	16,287
Rest of the world	5,369	3,217	2,287

	37,476	39,045	32,177

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 – Financial Expenses, Net

	Year ended December 31
	2007	2006	2005

Interest and exchange rate expenses on
long-term loans	336	114	234
Expenses on short-term credit and bank charges	210	319	343
Effect of exchange rate differences on expenses and
net gain from derivative instruments	(386)	101	(60)
Other financing expenses (income), net	(15)	4	75

	145	538	592

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amount that totaled $300 and $1,200 and with estimated fair values that totaled $3 and $127, respectively, at December 31, 2006 and 2007, respectively, which the Company did not designate as hedging instruments for accounting purposes. The change in fair value of these contracts of $22, $(19) and $124 for the years ended December 31, 2005, 2006 and 2007 have been recognized to finance income in those years. The periodic net cash (receipts) settlements totaled $9, $63 and $380 for the years ended December 31, 2005, 2006 and 2007, respectively. These amounts have been recorded as reductions or additions to finance expense in those years.

Note 15 – Taxes on Income

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”)

1.	Certain of the Company’s investment programs in expanding its production facilities in Israel were granted “approved enterprise” status in accordance with the above Law. As of the date of these financial statements, one approved investment program is applicable to the Company.

The Company’s investment programs are based on the Alternative Benefits track and provide for tax benefits as follows: a zero tax rate on the Company’s undistributed income arising from the profit that is derived from the “approved enterprise”, for a period of two years, starting with the year in which the “approved enterprise”first earns taxable income. The income so derived in the five subsequent years will be subject to tax at a reduced rate of 25%. The tax benefits relating to the “approved enterprise” program that is applicable to the Company have not yet commenced, and will expire no later than 2016. The period of tax benefits for all other approved investment programs expired in 2005.

Entitlement to the above benefits is conditional upon the Company complying with the conditions stipulated by the Law and the regulations promulgated thereunder, as well as the criteria set forth in the approval for the specific investment in the “approved enterprise”. In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Company may be required to refund the amount of the cancelled benefits, together with CPI linkage adjustment and interest. See Note 11A2 for a pledge registered in this respect.

The period of tax benefits described above is limited to 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 – Taxes on Income (cont’d)

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”) (cont’d)

The Law also grants entitlement to claim accelerated depreciation for tax purposes on machinery and equipment used by the “approved enterprise”.

Income of the Company not derived from the “approved enterprise” is subject to the regular corporate tax rate, which is 29% in 2007.

Dividends paid out of income derived from an “approved enterprise” (or out of dividends received from a company whose income is derived from an “approved enterprise”) are generally subject to withholding tax at the rate of 15%. The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the Alternative Benefits track will be subject to corporate tax at the otherwise applicable rate of 25% in respect of the gross amount of the dividend if it pays a dividend out of income derived from its “approved enterprise” during the tax exemption period.

2.	Amendments to the Law

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)	Companies that meet the criteria of the Alternative Benefits track will receive those tax benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Tax Authorities regarding the implementation of the Alternative Benefits track. Audits will be the responsibility of the Israeli Income Tax Authorities as part of their tax audits. Request for pre-ruling is possible.

(b)	Tax benefits of the Alternative Benefits track include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

(c)	In order to receive benefits in the Grant Path or the Alternative Benefits track, the industrial enterprise must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval has been obtained from the head of research and development at the OCS;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

4.	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 – Taxes on Income (cont’d)

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”) (cont’d)

2.	Amendments to the Law (cont’d)

5.	For an expansion, a company is required to invest within three years the greater of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendments to the Law does not retroactively apply for investment programs having an “approved enterprise” approval certificate from the Investment Center issued prior to December 31, 2004. Therefore, the amendments do not impact an existing “approved enterprise” which received prior written approval. The new tax regime shall apply for a new “approved enterprise” and for an “approved enterprise” expansion for which the first year of benefits is 2004 or thereafter.

B.	Taxation of employee stock option plans

In respect to employee stock incentive plans, the 2003 Israeli tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% (the “Ordinary Income Route”) or the Company can waive the tax deduction and the employee will pay a reduced tax rate of 25% (the “Capital Gains Route”). Where there is no trustee arrangement, the employee is fully taxed and no tax deduction is allowed to the Company. There are detailed provisions for implementing these tracks. The tax reform’s new regulations do not apply for options granted before December 31, 2002. The options granted by the Company during 2004 and 2005 were granted pursuant to the Capital Gains Route.

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 – Taxes on Income (cont’d)

D.	Taxation under Inflationary Conditions

The Israeli Income Tax Law (Inflationary Adjustments) – 1985 (hereinafter –“the Inflationary Adjustments Law”) is effective from the 1985 tax year. The Inflationary Adjustments Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. The various adjustments required by the aforesaid law are designed to achieve taxation of income on a real basis. However, the earnings adjusted according to the Inflationary Adjustments Law are not identical to the earnings reported according to the accounting standards. As a result, differences arise between the reported income in the financial statements and the adjusted income for tax purposes.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20)(Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for the transitional provisions whose objectives are to prevent distortion of the income tax calculations.

In addition, according to the Amendment, commencing in the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on protected assets and tax loss carryforwards will no longer be linked to the CPI, subsequent to the 2007 tax year, and the balances that have been linked to the CPI through the end of the 2007 tax year, will be used going forward.

E.	Tax loss carryforwards

As of December 31, 2007, the Company’s tax loss carryforwards were approximately $14.3 million while its principal foreign subsidiary’s tax loss carryforwards were $0.9 million. The tax loss carryforwards in Israel are linked to the CPI in accordance with the Inflationary Adjustments Law.

The Company and its principal foreign subsidiary tax loss carryforwards do not have an expiration date.

F.	Income tax assessments

In Israel, the Company has received final tax assessments through the 1995 tax year.

The Company’s principal foreign subsidiary has received final tax assessments through the 2005 tax year.

The Company’s other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 – Taxes on Income (cont’d)

G.	Profit (loss) before income tax expense and minority interest included in the consolidated statements of operations

	Consolidated
	Year ended December 31 2007	Year ended December 31 2006	Year ended December 31 2005

Profit (loss) before income tax expense
and minority share:
Israel	(347)	1,870	1,708
Foreign jurisdiction	50	(122)	(291)

Total	(297)	1,748	1,417

H.	Reconciliation of the theoretical income tax expense to the actual income tax expense

A reconciliation of the theoretical income tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Consolidated
	Year ended December 31 2007	Year ended December 31 2006	Year ended December 31 2005

Income (loss) before income taxes as reported in the
consolidated statements of operations	(297)	1,748	1,417

Statutory tax rates	29%	31%	34%

Theoretical tax expense (benefit) calculated	(86)	542	482

Differences between the definition of capital and
assets for tax purposes and other	(556)	(732)	(492)
Change in valuation allowance	641	366	10
Foreign tax rate differential in subsidiaries	1	(18)	-

Total	86	(384)	(482)

Income tax expense	-	158	-

The income tax expense recorded for the year ended December 31, 2006 is deferred tax expense attributable to the foreign subsidiary.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 – Taxes on Income (cont’d)

I.	Deferred tax assets and liabilities

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	Consolidated
	December 31 2007	December 31 2006

Deferred tax assets:

Tax loss carryforwards (in Israel)	3,566	2,672
Tax loss carryforwards (outside Israel)	227	296
Severance benefits	18	10
Vacation pay	259	226
Allowance for doubtful accounts	153	136

Total gross deferred tax assets	4,223	3,340

Less valuation allowance	(3,578)	(2,937)

Net deferred tax assets	645	403

Deferred tax liabilities:

Fixed assets - differences in depreciation	(645)	(403)

Total gross deferred tax liabilities	(645)	(403)

Net deferred tax assets	-	-

The valuation allowance for deferred tax assets as of January 1, 2006 and 2005, was $2,571 and $2,561, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2007, 2006 and 2005, was an increase of $641, $366 and $10, respectively. The valuation allowance at 2007 and 2006 was primarily related to domestic and foreign net operating loss carryforwards that, in the judgment of management are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 – Taxes on Income (cont’d)

J.	Accounting for uncertainty in income taxes

The Company and its subsidiaries adopted the provisions of FIN 48 on January 1, 2007, and there was no effect on the consolidated financial statements. As a result, the Company and its subsidiaries did not record any cumulative effect adjustment related to adopting FIN 48.

As of January 1, 2007, and for the 12-month period ended December 31, 2007, the Company and its subsidiaries did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company files its income tax return in Israel while its principal foreign subsidiary files its income tax return in Germany. The Israeli tax returns of the Company are open to examination by the Israeli Tax Authorities for the tax years beginning in 2004 while the German tax returns of its principal foreign subsidiary remain subject to audit for the tax years beginning in 2006.

Note 16 – Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, derivative instruments and accounts payable. Their carrying amounts approximate fair value. The fair value of the Company’s derivative instruments is disclosed in Note 3.

The Company is exposed to credit, interest and currency risks in the ordinary course of business. The Company uses derivative instruments in order to reduce the exposure to currency risks.

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

Dated: April 28, 2008