Form 20-F
period 2008-12-31
ELTEK LTD
filed 2009-04-30
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGEACT OF 1934

Date of event requiring this shell company report ...........
Commission file number 0-28884

ELTEK LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

4 Drezner Street, Sgoola Industrial Zone, P.O. Box 159, Petach Tikva 49101, Israel
(Address of principal executive offices)

Amnon Shemer, +972-3-9395025 (phone), +972-3- 9342584 (fax)
4 Drezner Street, Sgoola Industrial Zone, P.O. Box 159, Petach Tikva 49101, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

6,610,107 Ordinary Shares, par value NIS 0.6 per share (as of December 31, 2008)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8, File No. 333-123559.

INTRODUCTION

        Eltek Ltd., incorporated in 1970 under the laws of the State of Israel, develops, manufactures, markets and sells custom made printed circuit boards, or PCBs, including high density interconnect, or HDI, multi-layered and flex-rigid boards for the medical technology, defense and aerospace, industrial equipment and telecommunications industries. Our principal customers include manufacturers of medical, defense, aerospace, industrial, telecom and networking equipment, as well as contract electronic manufacturers. Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market. In June 2002, we acquired our majority-owned European manufacturing and marketing subsidiary, Kubatronik Leiterplatten GmbH, or Kubatronik, located in Geislingen, Germany. In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing in the North American market. In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers. As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

        Our functional currency is New Israeli Shekel, or NIS, while our reporting currency is the U.S. dollar. For periods prior to December 31, 2006, our consolidated financial statements were prepared in NIS, and in accordance with generally accepted accounting principles in Israel with a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Effective as of January 1, 2007, our consolidated financial statements are prepared in accordance with U.S. GAAP and our reporting currency is the U.S. dollar. The consolidated financial statements for prior periods presented have been restated and are presented in accordance with U.S. GAAP. The consolidated financial statements appearing in this annual report are translated into U.S. dollars at the representative rate of exchange under the current rate method. Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into U.S. dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of December 31 of each year ($1.00= NIS 3.802 as of December 31, 2008, as published by the Bank of Israel), except for equity accounts, which are translated using the rates in effect at the date of the transactions. All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

        Effective as of January 1, 2007, our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP and our reporting currency is the U.S. dollar. Our functional currency is the NIS. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP.

        The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2004 to 2008. The selected consolidated financial data as of December 31, 2008 and 2007 and for each of the three years ended December 31, 2008, 2007 and 2006 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.” The selected consolidated financial data as of December 31, 2006 and for the year ended December 31, 2005 have been prepared in accordance with U.S. GAAP, and have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. The selected consolidated financial data as of December 31, 2005 and 2004 and for the year ended December 31, 2004 have been prepared in accordance with Israeli GAAP, which were reconciled to U.S GAAP for presentation purposes in the following table to conform to the presentation of the subsequent years, and have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. You should read the selected consolidated financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” as well as our consolidated financial statements and accompanying notes appearing elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

	Year Ended December 31,
	2008	2007	2006	2005	2004
	($ in thousands, except per share data)

Revenues	$43,138	$37,476	$39,045	$32,177	$27,913
Cost of revenues	(37,282)	(31,879)	(30,557)	(25,638)	(24,269)

Gross profit	5,856	5,597	8,488	6,539	3,644
Research and development (expenses) income, net	100	(74)	(154)	(144)	-
Selling, general and administrative expenses	(7,199)	(5,683)	(5,580)	(4,409)	(4,096)
Impairment on goodwill	(379)	-	(473)	-	-

Total operating expenses	(7,478)	(5,757)	(6,207)	(4,553)	(4,096)

Operating profit (loss)	(1,622)	(160)	2,281	1,986	(452)
Financial expenses, net	(826)	(145)	(538)	(592)	(658)
Other income, net	1	8	5	23	11

Profit (loss) before income tax benefit (expense)
and minority interest	(2,447)	(297)	1,748	1,417	(1,099)
Income tax benefit (expense)	-	-	(158)	-	159

Profit (loss) after income tax expense benefit
(expense)	(2,447)	(297)	1,590	1,417	(940)
Minority interest	1	(4)	60	49	41

Net profit (loss)	(2,446)	(301)	1,650	1,466	(899)

Basic net earnings (loss) per ordinary share	(0.37)	(0.05)	0.29	0.26	(0.16)

Diluted net earnings (loss) per ordinary share	(0.37)	(0.05)	0.24	0.22	(0.16)

Weighted average number of ordinary shares used to
compute basic net earnings (loss) per ordinary
share	6,610	6,247	5,617	5,575	5,478

Weighted average number of ordinary shares used to
compute diluted net earnings (loss) per ordinary
share	6,610	6,247	6,954	6,785	5,478

CONSOLIDATED BALANCE SHEETS DATA:

	As at December 31,
	2008	2007	2006	2005	2004
	($ in thousands)

Working capital (deficit)	(1,881)	733	1,689	(983)	(2,542)
Total assets	25,453	29,182	24,108	20,012	19,381
Long-term liabilities excluding current maturities	3,970	5,631	4,255	2,635	2,477
Shareholders' equity	5,629	8,074	7,275	4,929	3,481

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

Risks Relating to Our Business and Market

We have had a history of operating losses and may not be able to achieve and sustain profitable operations. We may not have sufficient resources to fund our working capital requirements in the future.

        We incurred operating losses in the last two fiscal years and in 2004 and we may not be able to achieve and sustain profitable operations in the future. Even if we return to profitability, our future net income may not offset our cumulative losses. Our losses in 2008 are primarily attributable to the depreciation of the U.S. dollar against the NIS, which adversely affected the U.S. dollar value of our NIS denominated expenses, the decline in sales in the last quarter of 2008 arising from the reduction in capital spending by our customers in reaction to the turmoil in the global marketplace, and a goodwill impairment loss that we incurred in such period. In past years, our losses were also attributable to increased costs for raw materials, increased energy costs, increased other manufacturing expenses and competition from other manufacturers. To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future. If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms favorable to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

Continuing unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

        The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the economies in any part of the world continue to be weak or weaken further, the demand for our products may decrease as a result of continued constraints on capital spending by our customers. In addition, this could result in longer sales cycles, slower acceptance of new products and increased competition for our products, which in turn could cause us to reduce prices for our products resulting in reduced gross margins. Furthermore, the value of our investment in Kubatronik may decrease further as a result of the weak economy and as a result, we may record additional goodwill impairment losses in the future. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States or Europe or other key markets, remain uncertain, persist, or deteriorate further, our business, operating results and financial condition may be materially adversely affected.

Rapid changes in the Israeli and international electronics industries and recessionary pressure may adversely affect our business.

        Our principal customers include manufacturers of medical, defense, aerospace, industrial, telecom and networking equipment, as well as contract electronic manufacturers. The electronics industry is subject to rapid technological changes and products obsolescence. Discontinuance or modification of products containing printed circuit boards, or PCBs, manufactured by us could have a material adverse effect on us. In addition, the electronics industry is subject to sharp economic cycles. Increased or excess production capacity by our competitors in the PCB industry and recessionary pressure in major electronics industry segments may result in intensified price competition and reduced margins. As a result, our financial condition and results of operations may be adversely affected. A weakness in the Israeli and international electronic markets may adversely affect our operating results and financial condition in the future.

Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

        The global PCB industry is highly fragmented and intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs. In the Israeli market we mainly compete with PCB Technologies Ltd. and Melta Ltd. as well as with major international PCB exporters, mainly from South-East Asia, Europe and the United States. In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), Cirep (France), Dyconex (Switzerland), Invotec (United Kingdom), Printca (Denmark), Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies. In the United States market we mainly compete with DDI Corp, Teledyne and TTM Technologies Inc. Many of these competitors have significantly greater financial and marketing resources than us. Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us. Continued competitive pressures could cause us to lose significant market share.

Our quarterly operating results fluctuate significantly.

        Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including (but not limited to) the following:

—	the size and timing of significant orders and their fulfillment;

—	demand for our products and the mix of products purchased by our customers;

—	competition with our products;

—	plant utilization;

—	fluctuations in foreign currency exchange rates, primarily the NIS against the U.S. dollar and the Euro;

—	manufacturing yield;

—	timing of expenditures based on projections of future sales;

—	availability of raw materials;

—	timing to repair or replace any malfunctioning manufacturing equipment;

—	the length of our sales cycles;

—	changes in our strategy;

—	the number of working days in the quarter;

—	changes in seasonal trends; and

—	general domestic and international economic and political conditions.

        Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

        Quarterly sales and operating results are also difficult to forecast because quarterly sales and results are dependent, almost exclusively, on the volume and timing of orders during the quarter and our customers generally operate with a short delivery cycle and expect delivery of a significant portion of our production within 20 working days. The delivery of such orders is subject to the number of available working days during the quarter, which can fluctuate significantly from quarter to quarter due to holidays and vacations. Certain prototype and pre-production runs require even shorter turn-around times stemming from customers’ product launches and design changes. In addition, there might be sudden increases, decreases or cancellations of orders for which there are commitments, which further characterize the electronics industry and the companies that operate in it. The industry practice is to make such changes without any penalties, except for the time and materials expended on the order.

        Our business involves highly complex manufacturing processes that are subject to periodic failure. Process failures have occurred in the past and have resulted in delays in product shipments, and process failures may occur in the future. Further, our expenses are, in significant part, relatively fixed in the short-term. If revenue levels fall below expectations, our net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the expenses varies with our revenues. We may not be able to be profitable on a quarterly or annual basis in the future. An ongoing pattern of cancellations, reductions in orders and delays could have a material adverse effect on our results of operations. Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Our results of operations may be harmed by currency fluctuations.

        Our reporting currency is the U.S. dollar. Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros. As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition. The U.S. dollar value of our expenses that are denominated in NIS or Euros are negatively impacted by the depreciation of the U.S. dollar against the NIS and Euro. In 2008, 2007 and 2006, the NIS appreciated against the U.S. dollar by 1.1%, 9.0% and 8.2%, respectively, which had a significant adverse affect on our results of operations. In 2008, the Euro depreciated against the U.S. dollar by 5.5%, while in 2007 and 2006, the Euro appreciated against the U.S. dollar by 11.7% and 11.3%, respectively.

        If we were to determine that it is in our best interests to enter into any other hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

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

We may not succeed in our efforts to expand into the U.S. defense market, and if we are unsuccessful our investments may be lost and our future revenue and profitability would be adversely affected.

        We recently received International Traffic in Arms Regulations registration from the U.S. Department of State, which certifies us to sell our PCBs to the U.S. defense market, and we intend to invest significant resources in such market. Our efforts to enter into to the U.S. defense market may not succeed, and this may not become a substantial market for us. If we are unsuccessful in such efforts, our investments may be lost and our future revenue and profitability would be adversely affected.

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

        Technological change in the PCB industry is rapid and continual. To satisfy customers’ needs for increasingly complex products, PCB manufacturers must continue to develop improved manufacturing processes, provide innovative solutions and invest in new facilities and equipment. To the extent we determine that new technologies and equipment are required to remain competitive, the acquisition and implementation of such technologies and equipment are likely to require significant capital investment. We expect that we will need to invest large amounts during the next years to renew old equipment and to remain competitive in the market. This capital may not be available to us in the future for such purposes and any new manufacturing processes developed by us may not become or remain commercially viable. As a result, we may not be able to maintain our current technological position. Furthermore, the PCB industry may in the future encounter competition from new technologies that may reduce demand for PCBs or may render existing technology less competitive or obsolete. Our future process development efforts may not be successful or the emergence of new technologies, industry standards or customer requirements may render our technology, equipment or processes obsolete or uncompetitive.

We depend on our key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

        In the years ended December 31, 2008, 2007 and 2006, our ten largest customers accounted for 50%, 52% and 61% of our revenues, respectively, of which one customer (consisting of two affiliated companies) accounted for 15.7%, 15.2% and 11.7% of our total revenues, respectively. In addition, another customer accounted for 25.2% of our revenues in the year ended December 31,2006 and accounted for less than 10% of our revenues in the years ended December 31, 2008 and 2007. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers or if we are unable to attract sufficient new business to compensate for the loss of any of our key customers, our results of operations and financial condition would be adversely affected.

We may require additional capital in the future, which may not be available to us.

        Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors:

—	the timing of orders and deliveries;

—	the purchase of new equipment;

—	the build-up of inventories;

—	the payment terms offered to our customers;

—	the payment terms offered by our suppliers; and

—	approval of the current or additional lines of credit and long-term loans from banks.

        As of December 31, 2008, we had revolving lines of credit aggregating $3.6 million with our banks, all of which was utilized as of such date. As of December 31, 2008, we also had $5.1 million of long-term loans. These credit facilities may not remain available to us in the future. Furthermore, under certain circumstances the banks may require us to accelerate the repayment of our credit facilities. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

        Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.6 million) or 17% of our consolidated total assets. For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums). As of December 31, 2008, we were in compliance with such covenants. Financial covenants in respect of our credit facilities and long-term debt with another bank require us to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 24.0 million ($6.31 million) or 23% of our total assets (on a non-consolidated basis). As of December 31, 2008, we were not in compliance with such covenants. In March 2009, the bank granted us a temporary waiver, until the release of our audited consolidated financial statements for the year ended December 31, 2009, reducing the covenants for the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums) to NIS 20 million ($5.26 million) or 20% of our total assets (on a non-consolidated basis). The foregoing NIS amounts have been translated for convenience into U.S. dollars at the representative rate of exchange on December 31, 2008 of $1.00= NIS 3.802, as published by the Bank of Israel. We may not be able to maintain compliance with such covenants in the future.

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

        In recent years, the significant increase in oil and energy costs and commodity prices (such as copper, gold and glass fibers) put pressure on our suppliers to increase their prices for most of our principal raw materials. We may not be successful in our attempts to negotiate lower price increases than requested by our suppliers. We have faced pressure to raise our prices for our products to compensate for supplier price increases in order to maintain our operating margins, and we may not be able to maintain moderate price increases as we have in the past. Future price increases for our principal raw materials may materially affect our operating margins and future profitability.

We are dependent upon a select number of suppliers of key raw materials and the loss of one or more of these suppliers would adversely affect our manufacturing ability. If these suppliers delay or discontinue the manufacture or supply of these raw materials, we may experience delays in production and shipments, increased costs and cancellation of orders for our products.

        We currently obtain our key raw materials from a select number of suppliers. We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all. Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products. As the majority of PCB manufacturing is centered in the Far East, raw material suppliers may focus their attention and give higher priority to manufacturers in the Far East, which may interrupt the supply of raw materials to us. In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the years ended December 31, 2008, 2007 and 2006, our purchases from one supplier accounted for 11.3%, 15.0% and 15.2% of our total consolidated raw material costs, respectively. We may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

        We are based in Israel and Germany and generate a large percentage of our sales in Europe and North America. Our sales in Europe for the years ended December 31, 2008, 2007 and 2006 accounted for 30.6%, 36.3% and 46.0% of our consolidated revenues, respectively, of which 13.6%, 12.2% and 11.9% was generated in Germany, respectively. Our sales in North America for the years ended December 31, 2008, 2007 and 2006 accounted for 15.7%, 11.6% and 6.0% of our consolidated revenues, respectively. We intend to increase our business in the United States, including sales to U.S. military contractors. However contracts with U.S. military agencies, as well as military equipment manufacturers in Europe, are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain. We may not be able to maintain or increase international market demand for our products. To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

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

        We use certain materials in our manufacturing processes that are classified as hazardous substances. Proper waste disposal and environmental regulations are major considerations for PCB manufacturers because metals and chemicals classified as hazardous substances are used in the manufacturing process. Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards. If, in the future, we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions and could also be subject to revocation of permits necessary to conduct our business or any part thereof. Any such revocation could require us to cease production, which could have a material adverse effect on our financial condition and results of operations. We are also subject to laws relating to the storage, use and disposal of hazardous materials, as well as air quality regulations. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. For example, environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates can be penalized and subject to a fine equal to quadruple the monetary amount regularly charged for infringement of Israeli water laws or quadruple the amount normally charged for the company’s water consumption. A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, which started in connection with our 2007 Annual Report on Form 20-F, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares

Risk Factors Related to Our Ordinary Shares

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

If we fail to maintain NASDAQ’s continued listing requirement of a minimum bid price of at least $1.0 per share for a period of 30 consecutive business days, our shares may be delisted from The NASDAQ Capital Market.

        Our ordinary shares are listed on The NASDAQ Capital Market under the symbol “ELTK.” To continue to be listed on NASDAQ, we need to satisfy a number of conditions, including a minimum bid price for our ordinary shares of $1.0 per share for a period of 30 consecutive business days. If we fail to comply with such requirement, we would have a period of 180 calendar days to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days (and in some cases, NASDAQ may require a company to maintain a bid price of at least $1.0 per share for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days). If we are not deemed in compliance before the expiration of the 180 day compliance period, NASDAQ may afford us an additional 180 day compliance period, provided that on the 180th day of the first compliance period we have demonstrated that we meet all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) based on our most recent public filings and market information. The NASDAQ Stock Market has temporarily suspended the rule requiring a minimum $1.0 bid price until July 19, 2009.

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.0 threshold requirement for continued trading. In 2008, the price of our ordinary shares ranged from $0.50 (low) to $3.10 (high). The closing price of our ordinary shares on April 29, 2009, was $1.09 per share. If we fail to meet the minimum bid price requirement, our share may be delisted from the NASDAQ Capital Market. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

We do not expect to distribute dividends in the foreseeable future.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain our current and any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future. According to the Israeli Companies Law, a company may distribute dividends out of its profits (as defined by the Israeli Companies Law), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court. In the event cash dividends are declared, such dividends will be paid in NIS. The declaration of dividends is subject to the discretion of our board of directors and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment.

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

        Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. Since September 2000, there has been an increase in unrest and terrorist activity in Israel of varying levels of severity. In recent years, there has been an escalation in violence among Israel, Hamas, Hezbollah, the Palestinian Authority and other groups. There were extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along Israel’s border with the Gaza Strip. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008 and January 2009. The recent violence has generally taken a toll on Israeli business overseas. Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon or Iran may have a material adverse effect on our business, financial conditions and results of operations.

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

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company, or a shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, has a duty of fairness toward the company. However, Israeli law currently does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is relatively little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We follow Israeli law and practice instead of NASDAQ rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.

        As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. We follow Israeli law and practice instead of The NASDAQ Marketplace Rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings. As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, compensation of officers and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated under the laws of the State of Israel on January 1, 1970. We are a public limited liability company under the Israeli Companies Law 5759-1999 and operate under that law and associated legislation. Our registered offices and principal place of business are located at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva 49101, Israel, and our telephone number is +972-3-9395025. Our address on the Internet is www.eltekglobal.com. The information on our website is not incorporated by reference into this annual report.

        We manufacture and supply technologically advanced, custom made circuitry solutions for use in sophisticated and compact electronic products. We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe and the United States. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs.

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

        In July 2000, we adopted a plan to create the capacity and capability to offer our customers the new state-of-the-art PCB technology known as high density interconnect, or HDI. This technology enables manufacturers to produce PCBs with line width and spaces as narrow as 3-4 mils and hole diameters of 8 to 10 mils (1 mil=0.001 inch). We began to supply PCBs utilizing the HDI technology to select customers in August 2000 and since such time have focused our efforts on HDI PCBs. In 2008, we continued to focus on the sale of flex-rigid HDI PCBs and PCBs made with high performance base materials. Such products accounted for approximately $28 million, or 74% of our total sales, in the year ended December 31, 2008 as compared to approximately $26.9 million, or 71.7% of our total sales, in the year ended December 31, 2007 and approximately of $27.4 million, or 70.2% of our total sales, in the year ended December 31, 2006.

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

        In November 2006, we entered into a license agreement with Stablcor, Inc., under which we were granted the first license to use the STABLCOR® technology, an advanced thermal management solution for PCB fabrication, outside the United States. The STABLCOR technology enables PCB manufacturers, such as our company, to produce smaller electronic products while eliminating the thermal, mechanical and reliability concerns that currently challenge the semiconductor industry. We intend to work with the STABLCOR technology to design and develop new and unique solutions for our high-end customers and believe that this license will expand our opportunities in the high-end PCB market. However, acceptance of new technologies, particularly by the defense and aerospace markets, can be slow and it may take several years for market acceptance of a PCB product using the STABLCOR technology.

        During the three years ended December 31, 2008, we invested approximately $6.0 million in the expansion of our facilities and infrastructures and purchase of equipment. In 2009, we expect to invest approximately $700,000 in capital expenditures, primarily for our operations in Israel, including approximately $500,000 in manufacturing equipment and approximately $200,000 in leasehold improvements for the expansion of our production facilities. We intend to finance these expenditures with bank loans; however, such financing may not be available, or, if available, may not be on terms favorable to us.

B.	BUSINESS OVERVIEW

Industry Overview

        PCBs are constructed from a variety of base raw materials. PCBs can be double-sided or multi-layered and made of rigid, flexible, flex-rigid or high-frequency materials. In essence, they are platforms that conduct electrical signals among active and passive microelectronics components, microprocessors, memories, resistors and capacitors. Photolitographic type processes transfer the images of the electrical circuit onto the layers, and chemical processes etch these lines on the boards. There are several broad categories of PCBs:

        Rigid PCBs. Rigid PCBs are the core product of the industry and can be found in virtually every electronics device. The layer count of these products generally ranges from two to 20 layers, although some PCBs are composed of 36 layers.

        Flexible and flex-rigid PCBs. Flexible boards are thin, light-weight circuits used to interconnect other circuit boards and electronic devices within electronic equipment. Flex-rigid boards are composed of rigid parts and flexible layers. They generally range from two to 30 layers. Flex-rigid boards provide solutions for electronic systems that impose space and shape restrictions and for systems in which reliability of connectivity is crucial. These products are often found in military applications (primarily avionics), medical and measurement equipment and the automotive industry, among other uses.

        Backplanes. Backplanes are large, high-density circuit boards with design features such as tight tolerance finished hole sizes that require precise process controls. These products are commonly known as “motherboards” on which connectors are mounted to receive and interconnect other PCBs and can be found primarily in telecommunications applications.

        PCB manufacturers can generally be classified based on two parameters, product sophistication and service sophistication. Product sophistication is evident in the capability of a PCB manufacturer to offer products with higher layer counts and more complex construction, as well as in the line width and the spacing of lines on the circuit boards. The new state-of-the-art HDI technology enables manufacturers to produce PCBs with line width and spaces as narrow as 3-4 mils and hole diameters of 6 to 10 mils.

Manufacturing and Engineering Processes

        In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness. During the three years ended December 31, 2008, we invested approximately $4.0 million in machinery and equipment for that purpose.

        Manufacturing Capabilities. We have the capability to manufacture PCBs with layer counts in excess of 36 layers, blind and buried vias and designs using materials as thin as 0.001 inches. We established our HDI advanced capabilities after a two-year period of research and development, followed by a significant investment in HDI production capacity. In August 2000, we began to supply HDI products to selected customers. We are able to produce short runs of five to 30 units of simple type PCBs within three to five working days, and a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits. During 2007, we applied new technologies to enable us to manufacture “via-in-pad” multilayer PCBs, microvia filling, through hole via filling and copper overplating. These technologies will enable us to offer our customers new solutions and participate in bids in which we were not able to participate in the past. We are continuing to develop this technology to comply with new specifications and requirements of our customers and potential customers. In the year ended December 31, 2008, approximately 21% of our manufactured products were ordered for delivery in less than 20 working days, of which approximately 5% were ordered for delivery within six to ten working days and approximately 4% in five or less working days.

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

        Quality, Environmental and Safety Standards. Our quality management system has been ISO 9001:2000 certified since July 2002 (and prior to such date, was ISO 9002 certified from January 1995). Such certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards. We have obtained United States Department of Defense Qualified Product List approval (MIL-PRF-55110F and MIL-P-50884D) for our products. Since 1976, our rigid glass epoxy (FR4 and FR5) and flex-rigid boards have been UL 94V-0 certified by Underwriters Laboratories Inc. (a standards organization that offers product safety testing and certification of product safety). Our environmental management system has been ISO 14001:2004 certified since 2005 (and prior to such date was ISO 14001 certified from 2003). We are OHSAS 18001 certified for occupation health and safety management systems since December 2007. We are in the process of becoming certified in the AS9100 aerospace quality standard, which we expect to obtain in 2009.

Sales, Customers and Marketing

        Sales. In the years ended December 31, 2008, 2007 and 2006, the primary industries for which we produced PCBs were defense and aerospace equipment (42%, 37% and 25% of production, respectively), medical equipment (23%, 25% and 35% of production, respectively), industrial equipment (20%, 19% and 21% of production, respectively) and telecom and networking equipment (5%, 6% and 7% of production, respectively), and to a lesser degree we produce PCBs for contract electronic manufacturers, distributors and others (10%, 13% and 12% of production, respectively).

        Customers. During the year ended December 31, 2008, we provided PCBs to approximately 110 customers in Israel and approximately 300 customers outside of Israel (including Kubatronik’s customers). Our customers outside of Israel are located primarily in Germany, France, Italy, the Netherlands, Scandinavia and the United States. Sales to non-Israeli customers were $22.2 million (51.6% of revenues) for the year ended December 31, 2008, $19.0 million (50.6% of revenues) for the year ended December 31, 2007 and $21.2 million (54.2% of revenues) for the year ended December 31, 2006.

        In the years ended December 31, 2008, 2007 and 2006, our ten largest customers accounted for 50%, 52% and 61% of our revenues, respectively, of which one customer (consisting of two affiliated companies) accounted for 15.7%, 15.2% and 11.7% of our total revenues, respectively. In June 2007, another customer that was our then-largest customer, which accounted for 8.9% and 25.3% of our total revenues in 2007 and 2006, respectively, notified us that it would cease production of the PCB for its principal product. As a result, the volume of sales to such customer has declined significantly and the customer is no longer considered a key customer. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

        Marketing. We market and sell our products primarily through our direct sales personnel, sales representatives and agreements with PCB trading and manufacturing companies. Our sales personnel currently consist of 12 persons, of which seven persons are in Israel, two persons are in the United States employed by our U.S. subsidiary, Eltek USA Inc., one person is in Europe and two persons are employed by our German subsidiary, Kubatronik, and we also have sales representatives in France, Germany, Sweden and Switzerland. In the Netherlands and Italy PCB trading and manufacturing companies act as distributors of our products. In the United States we market and sell our products through our U.S. subsidiary, as well as through 15 independent local sales representatives and a PCB manufacturing company. In India we market our products through a local sales agent. We maintain technical support services for our customers world-wide. We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products. Our customer service personnel currently consist of 14 persons, of which seven persons are in Israel, one person is in the United States employed by our U.S. subsidiary, Eltek USA Inc and six persons are employed by our German subsidiary, Kubatronik.

        Our strategy is to focus on the high end of the PCB market, mainly in flex-rigid PCBs, in which margins are better. We are currently focusing our marketing efforts on the defense and medical industries. To penetrate the U.S. defense market, we applied for International Traffic in Arms Regulations, or ITAR, registration from the U.S. Department of State, Bureau of Political-Military Affairs, which we received in January 2009. ITAR regulates the manufacture, export and transfer of defense articles, information and services. ITAR is a set of U.S. government regulations that controls the export and import of certain defense-related articles and services. The regulations restrict sensitive information and technologies only to be shared with U.S. persons, unless special approval is acquired. To qualify for ITAR registration, we met strict requirements for corporate structure, security, record keeping and procedures to allow us to sell our PCBs for use in U.S. defense products.

        We have ongoing programs to upgrade our processes by implementing high-quality standards, employee training and special training activities for clients. Marketing efforts include recruiting independent sales representatives in various geographic areas, the distribution of promotional materials, seminars for engineers, the supply of technical information to business publications and participation in trade shows and industry conferences.

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

        During 2005 and 2006, the significant increase in oil and energy costs and commodity prices (such as copper, gold and glass fibers) put pressure on our suppliers to increase their prices for most of our principal raw materials. During 2007 and 2008, the prices stabilized, however there is no assurance that prices will remain stable during 2009. During recent years, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers, however we may not continue to be successful in such negotiations in the future. We have also faced pressure to raise our prices for our products to compensate for these price increases and although we have managed to date to maintain our sales prices with moderate price increases, we may not be able to so in the future. Future price changes for raw materials may materially affect our future profitability.

Competition

        The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market for complex, flex-rigid multi-layer PCBs. In the Israeli market we mainly compete with Melta Ltd. and PCB Technologies Ltd., as well as with major PCB exporters, mainly from the Far East, United States and Europe. In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), Cirep (France), Dyconex (Switzerland), Invotec (United Kingdom), Printca (Denmark), Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies. In the United States market we mainly compete with DDI Corp, Teledyne and TTM Technologies Inc. Many of these competitors have significantly greater financial, technical and marketing resources than us. Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights. Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us. Continued competitive pressures could cause us to lose market share and reduce prices.

Environmental Matters

        Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

        PCB manufacturing requires the use of metals and chemicals classified as hazardous substances. Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems. Environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates can be penalized and subject to a fine equal to quadruple the monetary amount regularly charged for infringement of Israeli water laws or quadruple the amount normally charged for the company’s water consumption. We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities. There is no assurance, however, that violations will not occur in the future. We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial. Environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption. Over the years, we have undertaken various actions to reduce the use of water in our manufacturing facilities. In 2008, we invested in improving our effluent wastewater treatment system to lower the amounts of inorganic salts in the discharged water. All our actions were coordinated with the Israeli Ministry of Environment and in August 2008, we received a waiver for a period of two years that enables us to increase the amount of minerals disposed of by wastewater. During 2009, we expect to invest in reducing the amount of metal concentrations in our wastewater. A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

Intellectual Property Rights

        Our success depends in part on our proprietary techniques and manufacturing expertise, particularly in the area of complex multi-layer and flex-rigid PCBs. Like many companies in the PCB industry, we do not hold any patents and rely principally on trade secret protection of our intellectual property. However, we have applied for two patents in Israel in the field of opto-electronic circuits, both of which are currently pending. We believe that, because of the rapid pace of technological change in the electronics industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services that we provide.

C.	ORGANIZATIONAL STRUCTURE

        In May 2002, we established En-Eltek Netherlands 2002 B.V., a wholly-owned subsidiary organized in the Netherlands, for the purpose of our acquisition of a 76% interest in Kubatronik. Kubatronik is a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards. Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment, and computer and data storage equipment as well as contract electronic manufacturers. Mr. Alois Kubat, Kubatronik’s founder, holds the remaining 24% interest in Kubatronik. Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik. See Item 5B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

        In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing activities in the North American market. Eltek USA Inc. commenced operations in 2008. In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

D.	PROPERTY, PLANTS AND EQUIPMENT

Leased Facilities

        Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel. The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five year term upon six months prior notice. In the year ended December 31, 2008, we recorded $796,000 of rent expenses for these premises.

        Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany. The lease for the facilities expires on June 30, 2009 and our intention is to request an extension of the lease for an additional period. In the year ended December 31, 2008, Kubatronik paid an aggregate of $111,000 in rent for these premises.

        We also lease office space in New Hampshire for our U.S. subsidiary. The lease for the facilities expires on June 30, 2009 and we have an option to extend the lease for an additional one year period, upon three months prior notice. In the year ended December 31, 2008, we paid an aggregate of $17,000 in rent for these premises.

Leased Equipment

        We lease manufacturing equipment under two operating lease agreements, pursuant to which as of December 31, 2008 we were obligated to pay a total amount of $215,000 through March 2010. Our monthly lease expense under these two agreements is $14,333.

        Kubatronik leases manufacturing equipment under two operating lease agreements, which as of December 31, 2008 required us to pay a total of 234,000 Euros ($326,000) through March 2013. Our monthly lease expense under these two agreements is approximately 4,812 Euros ($6,704).

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

Overview

        We were incorporated under the laws of the State of Israel in 1970. Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market. We have production facilities in Israel and Germany and marketing subsidiaries in Germany and the United States.

        We develop, manufacture, market and sell PCBs, including high density interconnect (HDI) multi-layered and flex-rigid boards for the telecommunications, defense and aerospace and medical technology industries. Our principal customers include manufacturers of medical equipment, defense and aerospace equipment, industrial equipment, and telecom and networking equipment, as well as contract electronic manufacturers.

        Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars in accordance with U.S. GAAP. Our functional currency is the NIS. The consolidated financial statements appearing in this annual report are translated into U.S. dollars at the representative rate of exchange under the current rate method. Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into U.S. dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of December 31 of each year (as published by the Bank of Israel), except for equity accounts, which are translated using the rates in effect at the date of the transactions. All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

        Our business is subject to the effects of general global economic conditions. If general economic conditions fail to improve, or if they deteriorate, demand for our products could be adversely affected.

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

Allowance for doubtful accounts receivable

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

Fixed assets

        Assets are recorded at cost. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Machinery and equipment purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

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

Results of Operations

        The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2008	2007	2006

Revenues	100.0%	100.0%	100.0%
Cost of revenues	(86.4)	(85.1)	(78.3)

Gross profit	13.6	14.9	21.7
Research and development (expenses)
income, net	0.2	(0.2)	(0.4)
Selling, general and administrative
expenses	(16.7)	(15.1)	(14.3)
Impairment on goodwill	(0.9)	-	(1.2)

Total operating expenses	(17.4)	(15.3)	(15.9)

Operating profit (loss)	(3.8)	(0.4)	5.8
Financial expenses, net	(1.90)	(0.4)	(1.4)
Other income, net	*	*	*

Profit (loss) before income tax
expense and minority interest	(5.7)	(0.8)	4.4
Income tax expense	-	-	(0.4)

Profit (loss) after income tax expense.	(5.7)	(0.8)	4.0
Minority interest	*	*	0.2

Net profit (loss)	(5.7)	(0.8)	4.2

* Less than 0.1%

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

        Revenues. Revenues increased by 15.1% to $43.1 million for the year ended December 31, 2008 from $37.5 million for the year ended December 31, 2007. The increase in revenues is primarily attributable to additional sales of PCBs to new and existing customers and the depreciation of the Euro against the U.S. dollar in 2008, which increased the U.S. dollar value of our Euro denominated revenues.

        Cost of Revenues. Cost of revenues increased by 16.9% to $37.3 million for the year ended December 31, 2008 from $31.9 million for the year ended December 31, 2007. The increase in cost of revenues is primarily attributable to the higher volume of sales and to the appreciation of the NIS against the U.S. dollar in 2008, which increased the U.S. dollar value of our NIS denominated expenses (primarily salaries and other domestic expenses). Cost of revenues as a percentage of revenues increased to 86.4% in the year ended December 31, 2008 from 85.1 % in the year ended December 31, 2007. The increase in cost of revenues as a percentage of revenues is primarily attributable to the appreciation of the NIS against the U.S. dollar in 2008, which increased the U.S. dollar value of our NIS denominated expenses. We expect that our cost of revenues as a percentage of revenues will decrease in 2009, as we expect the NIS to depreciate against the U.S. dollar in 2009 compared to 2008, which would positively impact the U.S. dollar value of our NIS denominated expenses, and as a result of higher production yield and a lower rate of raw material consumption.

        Gross Profit. Gross profit increased by 4.6% to $5.9 million for the year ended December 31, 2008 from $5.6 million for the year ended December 31, 2007. The increase in gross profit is primarily due to the higher volume of sales in 2008. Gross profit as a percentage of revenues decreased to 13.6% for the year ended December 31, 2008 from 14.9% for the year ended December 31, 2007. The decrease in gross profit as a percentage of revenues is primarily attributable to the appreciation of the NIS against the U.S. dollar in 2008, which adversely affected the U.S. dollar value of our NIS denominated expenses (primarily salaries and other domestic expenses). We expect that our gross profit as a percentage of revenues will increase in 2009, as we expect the NIS to depreciate against the U.S. dollar in 2009 compared to 2008, which would positively impact the U.S. dollar value of our NIS denominated expenses, and as a result of higher production yield and a lower rate of raw material consumption.

        Research and Development (Expenses) Income, Net. We generally do not engage in significant research and developments efforts. In connection with our membership in the OptiPac consortium program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS, which we joined in 2005 and was concluded in July 2007, we incurred an aggregate of $517,000 in research and development expenses, of which $167,000 was incurred in 2007. As of December 31, 2007, the OCS had reimbursed an aggregate of $372,000 of our expenditure, of which $93,000 was reimbursed in 2007. In connection with the conclusion of the OptiPac consortium and the distribution of reserve funds held by the OCS, we received a final reimbursement of $100,000 in 2008.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 26.7% to $7.2 million for the year ended December 31, 2008 from $5.7 million for the year ended December 31, 2007. This increase in selling, general and administrative expenses is primarily attributable to the appreciation of the NIS against the U.S. dollar in 2008, which adversely affected the U.S. dollar value of our NIS denominated expenses (primarily salaries and other domestic expenses), an increase in commissions to sales representatives as a result of an increase in sales made through our sales representatives and our participation in trade shows. In addition, following the write-down of our investment in Kubatronik in 2008, the estimated fair value of our liability attributable to Mr. Kubat’s put option relating to his 24% ownership interest in Kubatronik increased, and as result, for the year ended December 31, 2008 we recorded a $126,000 expense relating to such increase, in accordance with U.S. GAAP. We expect that our selling, general and administrative expenses will remain constant in 2009.

        Impairment loss on goodwill. In 2008, following our annual impairment test of goodwill, we determined that the value of our investment in Kubatronik had decreased and that as a result, goodwill in the amount of $379,000 relating to our investment in Kubatronik had been impaired. As a result, for the year ended December 31, 2008, we recorded a goodwill impairment loss of $379,000. We did not record any impairment of goodwill for the year ended December 31, 2007.

        Operating loss (profit). As a result of the foregoing, our operating loss was $1.6 million for the year ended December 31, 2008 compared to an operating loss of $160,000 for the year ended December 31, 2007.

        Financial Expenses, Net. Financial expenses, net increased to $826,000 for the year ended December 31, 2008 from $145,000 for the year ended December 31, 2007. These financial expenses were primarily attributable to interest paid on short-term debt and long-term debt as well as exchange rate expenses, net and a loss on currency hedging transactions. The increase in financial expenses is primarily attributable to a loss on currency hedging transactions in 2008, while in 2007 we recorded a profit from such transactions.

        Other Income, Net. We had other income, net of $1,000 for the year ended December 31, 2008 and $8,000 for the year ended December 31, 2007. Other income, net for the years ended December 31, 2008 and 2007 was attributable to the gain we recorded on the disposal of fixed assets.

        Income Tax Expense. During the years ended December 31, 2007 and 2008, we did not record a net deferred tax asset and related tax benefit with respect to our net operating losses generated in Israel due to uncertainty about our ability to utilize such losses in the foreseeable future. Such uncertainty is primarily due to fluctuations of the NIS against the U.S. dollar, which may have an adverse impact on our financial results in such periods, the weak global economic climate, the fluctuations of the PCB industry and our history of losses. For the year ended December 31, 2008, we did not record a net deferred tax asset and related tax benefit with respect to the net operating losses of Kubatronik due to uncertainty about its ability to utilize such losses in the foreseeable future. We did not record any tax expense for the year ended December 31, 2007 with respect to Kubatronik as we utilized our tax loss carryforwards.

        Minority Interest. Minority interest in a subsidiary’s net results reflects the minority’s interest of $1,000 in Kubatronik’s net loss for the year ended December 31, 2008, as compared to the minority’s interest of $4,000 in Kubatronik’s net profit for the year ended December 31, 2007.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

        Revenues. Revenues decreased by 4.0% to $37.5 million for the year ended December 31, 2007 from $39.0 million for the year ended December 31, 2006. The decrease in revenues was primarily attributable to reduced sales to our former largest customer, which notified us at the end of the second quarter of 2007 that it was terminating production of its principal product.

        Cost of Revenues. Cost of revenues increased by 4.3 % to $31.9 million for the year ended December 31, 2007 from $30.6 million for the year ended December 31, 2006. The increase in cost of revenues was primarily due to the appreciation of the NIS against the U.S. dollar in 2007, which adversely affected the U.S. dollar value of NIS denominated expenses (primarily salaries and other domestic expenses), a higher consumption of raw material due to the replacement of a high volume of revenue from one major customer with many smaller orders, causing additional challenges in our production efficiency, and an increase in energy costs. Cost of revenues as a percentage of revenues increased to 85.1% for the year ended December 31, 2007 from 78.3 % for the year ended December 31, 2006. The increase in cost of revenues as a percentage of revenues was primarily attributable to the same reasons explained above.

        Gross Profit. Gross profit decreased by 34.1% to $5.6 million for the year ended December 31, 2007 from $8.5 million for the year ended December 31, 2006. The decrease in gross profit was primarily due to the reduction in sales and the increase in cost of revenues, for the reasons explained above. Gross profit as a percentage of revenues decreased to 14.9% for the year ended December 31, 2007 from 21.7% for the year ended December 31, 2006. The decrease in gross profit as a percentage of revenues was primarily attributable to the reduction in sales and the increase in cost of revenues, for the reasons explained above.

        Research and Development Expenses (Income), Net. We generally do not engage in significant research and developments efforts. In 2006 and 2007, we incurred $326,000 and $167,000, respectively, in research and development expenses in connection with our membership in OptiPac, a consortium within the framework of the MAGNET program of the OCS. Of such total expenses in 2006 and 2007, $172,000 and $93,000, respectively, were reimbursed to us by the OCS. The OptiPac program was concluded in July 2007.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 1.8 % to $5.7 million for the year ended December 31, 2007 from $5.6 million for the year ended December 31, 2006. The increase in selling, general and administrative expenses was primarily attributable to the expansion of our sales and marketing force in Europe and the United States (including the establishment of a new sales and marketing office in New Hampshire), and increased commission expenses as a result of an increase in sales made through our sales representatives as opposed to direct sales. The increase was offset in part by a reduction in liability that we recorded in connection with the put/call option agreement with the former owner of Kubatronik as a result of the extension of the term of the option and the amendment of other provisions relating to the put/call option.

        Impairment loss on goodwill. For the year ended December 31, 2006, following our annual impairment test of goodwill, we determined that goodwill in the amount of $473,000 relating to our investment in Kubatronik had been impaired. As a result, we recorded a goodwill impairment loss of $473,000 for the year ended December 31, 2006. We did not identify any impairment of goodwill for the year ended December 31, 2007.

        Operating profit (loss). As a result of the foregoing, our operating loss was $160,000 for the year ended December 31, 2007 compared to an operating profit of $2.3 million for the year ended December 31, 2006.

        Financial Expenses, Net. Financial expenses, net decreased to $145,000 for the year ended December 31, 2007 from $538,000 for the year ended December 31, 2006. These financial expenses were primarily attributable to interest paid on short-term debt and long-term debt as well as exchange rate expenses, net. The decrease in financial expenses was attributable to gain on currency hedging transactions.

        Other Income, Net. We had other income, net of $8,000 for the year ended December 31, 2007 and $5,000 for the year ended December 31, 2006. Other income, net in the years ended December 31, 2007 and 2006 was attributable to the gain we recorded on the disposal of fixed assets.

        Income tax expense. We did not record any current tax expenses in the years ended December 31, 2006 in respect of our profits in Israel, as we utilized our tax loss carryforwards to offset such profits. Despite our accumulated profits in Israel during the years ended December 31, 2006 and 2007, we did not record a net deferred tax asset and related tax benefit in 2006 or 2007 with respect to our net operating losses generated in Israel due to uncertainty about our ability to utilize such losses in the foreseeable future. Such uncertainty is primarily due to fluctuations of the NIS against the U.S. dollar, which may have an adverse impact on our financial results in such periods, the replacement of a high volume of revenue from our former largest customer with many smaller orders, causing additional challenges for our production efficiency, the fluctuations of the PCB industry and our history of losses. We recorded a tax expense of $158,000 for the year ended December 31, 2006 relating to the establishment of a valuation allowance on a deferred tax asset in respect of the loss carryforward of Kubatronik. We did not record any tax expense for the year ended December 31, 2007 with respect to Kubatronik as we utilized our tax loss carryforward.

        Minority Interest. Minority interest in a subsidiary’s net results reflects the minority’s interest of $4,000 in Kubatronik’s net profit for the year ended December 31, 2007, as compared to the minority’s interest of $60,000 in its net loss for the year ended December 31, 2006.

Impact of Currency Fluctuations and Inflation

        Our reporting currency is the U.S dollar. Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros. As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition. In addition, the U.S. dollar value of our expenses that are denominated in NIS or Euro are negatively impacted by the depreciation of the U.S. dollar against the NIS and Euro. In 2008, 2007 and 2006, the NIS appreciated against the U.S. dollar by 1.1%, 9.0% and 8.2%, respectively, which had a significant adverse affect on our results of operations. In 2008, the Euro depreciated against the U.S. dollar by 5.5%, while in 2007 and 2006, the Euro appreciated against the U.S. dollar by 11.7% and 11.3%, respectively.

        The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the U.S. dollar and Euro, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2008	2007	2006	2005	2004

U.S. dollar	(1.1)%	(9.0)%	(8.2)%	6.8%	(1.6)%
Euro	(6.4)%	1.7%	2.1%	(7.3)%	6.2%
Israeli consumer price index	3.8%	3.4%	(0.1)%	2.4%	1.2%

        We have engaged external consultants to assist us to manage our foreign exchange risk. From time to time in the past we have used currency hedging instruments in order to partially protect ourselves from currency fluctuation and inflation risks and may use hedging instruments from time to time in the future.

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

        Israel and the European Union Community, known now as the European Union, concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligated Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2008 was 27%, which was reduced to 26% in 2009 and will be further reduced to 25% in 2010 and thereafter.

        However, one of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended. Subject to certain time limitations, income derived from such benefited enterprise will be subject to lower tax rates of up to 25%. For additional information see Item 10E. “Additional Information – Taxation – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” and Note 15A to our consolidated financial statements.

        As of December 31, 2008, we had approximately $16.2 million in tax loss carryforwards in Israel, which can be offset against future income in Israel without time limitation. In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2004 tax years are considered final due to the statute of limitations. Our principal foreign subsidiary, Kubatronik has received final tax assessments through the 2006 tax year, and as of December 31, 2008 had approximately $800,000 in tax loss carryforwards in Germany. We do not believe, on a “more likely than not” basis, that we will be able to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to our loss carry-forwards in the foreseeable future. Therefore we have recorded a full valuation allowance on the deferred tax asset in respect of these differences and loss carry-forwards.

Recent Accounting Pronouncements

        In December 2007, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 141R, “Business Combinations,” or SFAS 141R, and FASB SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment to ARB No. 51,“or SFAS 160. SFAS 141R and SFAS 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141R will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting SFAS 141R and SFAS 160 on our consolidated results of operations and financial position.

        In May 2008, the FASB issued FASB SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. We do not expect the adoption of SFAS 162 to have a material impact on our consolidated results of operations and financial position.

        In February 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 157-2, “Effective Date of FASB Statement No. 157,” or FSP No. FAS 157-2. FSP No. FAS 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amends the scope of SFAS 157. We adopted SFAS 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2. We are currently evaluating the potential impact, if any, of the adoption of FSP No. FAS 157-2 on our consolidated results of operations and financial position.

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

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2008	2007
	($ in thousands)

Net cash provided by operating activities	$1,187	$1,410
Net cash used in investing activities	(797)	(3,254)
Net cash provided by (used in) financing activities	(1,472)	2,305
Effect of translation adjustments	171	(24)
Net increase (decrease) in cash and cash equivalents	(911)	437
Cash and cash equivalents at beginning of year	2,467	2,030
Cash and cash equivalents at end of year	1,556	2,467

        Net cash provided by operating activities was $1.2 million for the year ended December 31, 2008. This amount was primarily attributable to fixed asset depreciation of $2.2 million, a goodwill impairment charge of $379,000, a decrease in trade receivables of $894,000, a decrease in other receivables and prepaid expenses of $553,000 and an increase in other liabilities and accrued expenses of $531,000. This amount was partially offset by a net loss of approximately $2.5 million, an increase in trade payables of $885,000 and an increase of $140,000 in inventories. Net cash provided by operating activities was $1.4 million for the year ended December 31, 2007. This amount was primarily attributable to a decrease in trade receivables of 342,000, fixed asset depreciation of $2.3 million and an increase in trade payables of $152,000. This amount was partially offset by a net loss of $301,000, an increase in other receivables and prepaid expenses of $422,000 and a decrease in other liabilities and accrued expenses of $ 271,000.

        Net cash used in investing activities was $797,000 for the years ended December 31, 2008 and $3.3 million for the year ended December 31, 2007. Net cash used in investing activities for the years ended December 31, 2008 and 2007 was primarily for the purchase of fixed assets for our production lines and expansion of our manufacturing facilities.

        Net cash used in financing activities was $1.5 million for the year ended December 31, 2008, which was primarily attributable to the repayment of $1.6 million of long-term loans and the repayment of $542,000 of credit from fixed asset payables. This amount was partially offset by new long-term loans of $669,000 from our banks. Net cash provided by financing activities was $2.3 million for the year ended December 31, 2007, which was primarily attributable to new long-term loans of $ 3.0 million from our banks and an increase of short-term credit from our banks, which was partly offset by the repayment of $1.8 million of long-term loans and the repayment of $200,000 of credit from fixed asset payables.

        As of December 31, 2008, we had $1.6 million in cash and cash equivalents and working capital deficit of $1.9 million, as compared to $2.5 million in cash and cash equivalents and working capital of $733,000 at December 31, 2007.

        As of December 31, 2008, the following revolving lines of credit and long-term loans were outstanding:

—	a revolving line of credit of approximately $1.4 million with Bank Hapoalim B.M. Of such amount, $110,000 is linked to the U.S. dollar and $1.3 million is not linked.

—	long-term loans from Bank Hapoalim B.M. aggregating $1.8 million. Of such amount, $483,000 is linked to the Israeli consumer price index and $1.3 million is not linked.

—	a revolving line of credit of approximately $2.2 million with Israel Discount Bank Ltd, which is not linked.

—	long-term loans from Israel Discount Bank Ltd. in the aggregate amount of $3.0 million. Of such amount, $135,000 is linked to the Israeli consumer price index, $1.1 million is linked to the U.S. dollar and $1.8 million is not linked.

—	long-term loans from suppliers of fixed assets in the aggregate amount of 349,000. Of such amount, $29,000 is linked to the Israeli consumer price index, $146,0000 is linked to the U.S. dollar and $174,000 is linked to the Euro.

        Our credit lines bear annual interest ranging from 5.15% to 6.35% for non-linked credit and 2.44% for credit linked to the U.S. dollar. Our long-term loans bear annual interest ranging from 4.5% to 6.5% for long-term loans linked to the Israeli consumer price index, 1.65% to 4% for long-term loans linked to the U.S. dollar, 2.17% to 2.85% for long-term loans linked to the Euro and 4.75% to 8.3% for non-linked long-term loans. The interest on certain of such loans is linked to the U.S. dollar LIBOR interest rate or to the Prime interest rate published by the Bank of Israel, which are subject to changes.

        The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now owned or after acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreements with our banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent. Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.6 million) or 17% of our consolidated total assets. For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except for insurance premiums). As of December 31, 2008, we were in compliance with such covenants. Financial covenants in respect of our credit facilities and long-term debt with another bank require us to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 24.0 million ($6.31 million) or 23% of the our total assets (on a non consolidated basis). As of December 31, 2008, we were not in compliance with such covenants. In March 2009, the bank granted us a temporary waiver, until the release of our audited consolidated financial statements for the year ended December 31, 2009, reducing the covenants to the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 20 million ($5.26 million) or 20% of our total assets (on a non consolidated basis).

        Capital expenditures for the years ended December 31, 2008 and 2007 were approximately $800,000 and $3.3 million, respectively. Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and leasehold improvements. In 2007, we invested in the expansion of our manufacturing facilities in Israel and acquired additional machinery in order to increase our production capacity and enhance our technological capabilities. As of December 31, 2008 and March 31, 2009, we had existing commitments for capital expenditures in the aggregate amount of $676,000 and $566,000 respectively. We intend to finance our 2009 capital expenditures with bank loans; however, such financing may not be available, or, if available, may not be on terms favorable to us. Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

        We expect to finance our 2009 budget from operational cash flow, revolving new bank credit lines and long-term bank loans, and supplier financing. We anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2009. However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of changes in customer buying that may result from the current general economic downturn. If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2009. However, such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that would be able to reduce discretionary spending to provide the required liquidity.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        We generally do not engage in significant research and development.

        In 2005, we were granted membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS. OptiPac was created specifically to develop generic optical packaging technologies for the microelectronics sector, technologies that are critically important to the communications industry. Under the terms of the consortium, each member of the consortium received an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The Office of the Chief Scientist reimburses 66% of the approved research and development expenses, less certain consortium expenses. These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the OCS. We are not required to pay the OCS royalties with respect to this grant. The OptiPac program was concluded in July 2007. In 2007, 2006 and 2005, we incurred $167,000, $326,000 and $249,000, respectively, in research and development expenses in connection with our membership in OptiPac. Of such total expenses in 2007, 2006 and 2005, $93,000, $172,000 and $105,000, respectively, were reimbursed to us by the OCS in accordance with the terms of the OptiPac consortium. In connection with the conclusion of the OptiPac consortium and the distribution of reserve funds held by the OCS, we received a final reimbursement of $100,000 in 2008.

D.	TREND INFORMATION

        From the third quarter of 2007 through the third quarter of 2008, we experienced growth in our revenues, primarily as a result of the implementation of our strategy to focus our marketing efforts in the high end of the PCB market, mainly in the flex-rigid PCB market. Towards the end of the 2008, the crisis in the financial and credit markets that evolved into a global recession had an impact on customers’ inventory management and capital spending, which had an adverse affect on our revenues in the fourth quarter of 2008.

        Our backlog at December 31, 2008 was approximately $7.1 million compared to a backlog of approximately $7.0 million at December 31, 2007. We include in our backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 45 days. For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period. Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations as of December 31, 2008.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Short-term bank credit (1)	3,635	3,635	-	-	-
Long-term debt obligations (2)	5,107	2,500	2,028	547	32
Operating lease	5,892	764	1,430	1,430	2,268
Other contractual obligations	1,350	682	542	126	-
Purchase obligations	1,114	1,114	-	-	-
Other short-term liabilities reflected on the
company's balance sheet under U.S. GAAP (3)	3,684	3,684
Other long-term liabilities reflected on the
company's balance sheet under U.S. GAAP	1,363	-	-	-	1,363
Estimate of interest payments on long-term
debt obligations (4)	448	238	183	26	1
Total	22,593	12,617	4,183	2,129	3,664

(1)	Our short-term bank credit lines bear annual interest ranging from 5.15% to 6.35% for non-linked credit and 2.44% for credit that is linked to the dollar.

(2)	Our long-term debt obligations include long-term loans and long-term debt related to fixed assets financing transactions. Our long-term loans bear annual interest ranging from 4.5% to 6.5% for long-term loans that are linked to the Israeli consumer price index, 1.65% to 4% for long-term loans that are linked to the U.S. dollar, 2.17% to 2.85% for long-term loans that are linked to the Euro and 4.75% to 8.3% for non-linked long-term loans.

(3)	Includes $187,000 reflecting the estimated net value of our liability attributable to Mr. Kubat's put option relating to his 24% ownership interest in Kubatronik under the agreement relating to the acquisition of our 76% ownership interest in Kubatronik in June 2002. Pursuant to such agreement (as amended), prior to December 31, 2012 (which period is automatically extended for additional consecutive two-year periods unless otherwise notified in writing by either party upon at least six months prior notice), Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik. The price for Mr. Kubat's remaining holdings in Kubatronik will not be less than Euro 552,000 ($769,000) and will not exceed Euro 920,000 ($1.3 million), subject to certain price adjustments set forth in the agreement. Under U.S. GAAP, such an arrangement gives rise to a derivative instrument, which must be marked to market every reporting period, in accordance with SFAS 150, "Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity." See Note 1A to the consolidated financial statements.

(4)	The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2008 (including current variable rates on the existing debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 9 of the financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Nissim Gilam(1)(2)	70	Chairman of the Board of Directors
Arieh Reichart	54	President and Chief Executive Officer
Amnon Shemer	49	Vice President, Finance and Chief Financial Officer
Dan Eshed	58	Senior Vice President, Subsidiaries
Eli Dvora	52	Vice President, Operations
Mordechai Perl	58	Vice President, Marketing and Sales
Roberto Tulman	50	Vice President, Technologies and Chief Technology Officer
Shlomo Danino	46	Vice President, Engineering and Quality Assurance
Vardit Dekel	44	Vice President, Human Resources
David Banitt(1)(3)	57	Independent Director
Eytan Barak(1)(3)	64	Outside Director
Josef Maiman	62	Director
Eitan Popper	31	Director
Ophira Rosolio-Aharonson(1)(3)	59	Outside Director
Joseph Yerushalmi	70	Director

(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee

        Professor Joseph Yerushalmi, a Class I director, will serve as a director until our 2009 annual general meeting of shareholders. Messrs. David Banitt and Eitan Popper, Class II directors, will serve as directors until our 2010 annual general meeting of shareholders. Messrs. Josef A. Maiman and Nissim Gilam, Class III directors, will serve as directors until our 2011 annual general meeting of shareholders. Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2006 annual general meeting of shareholders for an initial three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Ms. Rosolio-Aharonson as an outside director may be renewed for one additional three-year term. Mr. Eytan Barak was elected to serve as an outside director at our 2008 annual general meeting of shareholders for an initial three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for one additional three-year term.

        Nissim Gilam has served as chairman of our board of directors since December 1, 1998, he has served as a director since January 1996, and previously held office as a director and our chief executive officer during the period of January 1990 through March 1991. Since April 2002, Mr. Gilam has been self-employed. Mr. Gilam is also a member of the board of directors of Israel Steel Corporation, Eliyaho Insurance Company and Alben Properties and Investments Ltd. From September 1993 until March 2002, Mr. Gilam served as managing director of Ney Agencies Ltd., an Israeli company engaged as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, Mr. Gilam served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

        Arieh Reichart joined us in September 1984 as our chief financial officer and assumed the position of president and chief executive officer in May 1991. Mr. Reichart holds a B.A. degree in Economics and M.B.A. degree from Bar-Ilan University.

        Amnon Shemer joined us in February 2004 as vice president-finance and chief financial officer. From January 2003 until November 2003, Mr. Shemer served as managing director of Mea Control Transfer Ltd., a company that provides investment banking services. From June 1995 until August 2002, Mr. Shemer was vice president of finance for Mentergy Ltd., a publicly-traded company that provides e-learning solutions and satellite communications services. Mr. Shemer holds a B.A. degree in Economics and Business Administration and M.A. degree in Economics, both from Bar-Ilan University.

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

        Mordechai Perl joined us in May 2008 as vice president, marketing and sales. Mr. Perl has 20 years experience in the printing and software industries. From 2003 to 2007, Mr. Perl served as the general manager of CarPro Systems Ltd., a company that develops software to serve the lease and fleet management industry. From 1996 to 2002, Mr. Perl served was vice president, sales for Purup-Eskofot Denmark, responsible for Europe, Middle East and Far East. From 1990 to 1996, Mr. Perl served as the vice president, sales for Scitex Europe in Belgium, responsible for the reseller network in Europe. From 1987-1990, Mr. Perl served as the general manager of Scitex International, a subsidiary of Scitex Ltd. Mr. Perl holds a B. Sc. degree in Industrial Engineering from Ben-Gurion University and an MBA degree from Tel-Aviv University.

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

        David Banitt, an independent director, has served as a director since March 1997 and is a member of our audit commitee. In January 2009, Mr. Banitt founded a company engaged in industrial wastewater treatment. From January 2007 until January 2009 Mr. Banitt founded and served as the chief operating officer of HelioFocus Ltd., a company that develops solar thermal energy generation products. From January 2006 until January 2007, Mr. Banitt served as the chief executive officer of YDesign Ltd., a company involved in the development of consumer products. From July 2005 until January 2006, Mr. Banitt was self-employed, providing consulting services in marketing, primarily in the PCB market. From August 2001 until July 2005, Mr. Banitt served as chief executive officer and member of the board of directors of Nano-OR Ltd., an Israeli start-up company engaged in the development of electro-optics systems. Prior to joining Nano-OR Technology Ltd. and from January 2001, Mr. Banitt was self-employed. From September 1997 until January 2001, Mr. Banitt served as President and member of the board of directors of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems for the printed circuit boards industry. From 1993 until 1997, Mr. Banitt served as general manager of Nitzanim Initiative Center. From 1985 until 1992, Mr. Banitt served as Vice President of Marketing of Optrotech Ltd., an Israeli company that provided optical inspection systems to the PCB industry. Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.

        Eytan Barak was elected as an outside director (within the meaning of the Israeli Companies Law) in December 2008 and is a member of our audit committee. He is joint owner and chief executive officer of Dovrat – Barak, Investments in Advanced Technologies Ltd., a company that provides financial resources and management assistance to start-up companies. Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various companies, including ICTS International N.V. (traded on the OTC Bulletin Board (OTCBB: ICTS)), Mer Telemanagement Solutions Ltd. (listed on the NASDAQ Capital Market (NASD:MTSL)), Elgo Irrigation Ltd (listed on the Tel Aviv Stock Exchange), Menora–Mivtachim Mutual Funds and Meshulam Levinstein Contracting & Engineering Ltd. (listed on the Tel Aviv Stock Exchange). From 1997 to 2006, Mr. Barak served as a member of the board of directors, audit committee and investment committee of various Israeli companies. From 1973 to 1997, Mr. Barak was with the Israel Corporation Ltd., initially serving as its chief financial officer and corporate controller, and also served as chairman or member of the boards of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak has been a Certified Public Accountant (Israel) since 1971 and holds a B.A. degree in accounting and social science from Tel Aviv University and a degree in accounting from the Hebrew University of Jerusalem.

        Josef Maiman has served as a director since July 1988. Mr. Maiman has served as president and chief executive officer of Merhav M.N.F. Ltd. since August 1972. Since October 2006, Mr. Maiman has served as the president and chief executive officer of Ampal American Israel Corporation, or Ampal, a public holding company listed on the NASDAQ Global Market, and has served as the chairman of its board of directors since April 2002. Mr. Maiman has also served as the chairman of the board of directors of Israel 10 Channel Ltd., a commercial television station in Israel, since January 2002. Mr. Maiman is also a member of the Board of Trustees of the Tel Aviv University, Chairman of the Israeli Board of the Jaffee Center for Strategic Studies at Tel Aviv University, a member of the Board of Governors of Ben Gurion University, and the Chairman of the Board of Trustees of the International Policy Institute for Counter Terrorism. Mr. Maiman holds a B.A. degree in Economics from University of Texas and an M.A. degree in Economics from Cornell University.

        Eitan Popper has served as a director since December 2007. Mr. Popper has served as an executive assistant to the senior vice president of projects and as a project development executive in Merhav M.N.F Ltd. since 2003. In these positions, Mr. Popper participated in the evaluation and analysis of large scale energy and infrastructure projects worldwide and has been directly responsible for market and investment research within Merhav M.N.F Ltd. Prior thereto and from 2002, Mr. Popper served as a civil and environmental engineer in the Mexico City and San Francisco offices of URS Corporation, a global engineering and consulting company traded on the New York Stock Exchange. Mr. Popper holds a B.Sc. degree in civil engineering from the Universidad Iberoamericana of Mexico and M.Sc. degree in environmental engineering from Stanford University. Mr. Popper is currently enrolled in the MBA program (specializing in finance) of the Recanati School of Business of Tel Aviv University.

        Ophira Rosolio-Aharonson was appointed as an outside director (within the meaning of the Israeli Companies Law) in December 2006 and is a member of our audit committee. Ms. Rosolio-Aharonson is a co-founder of Seagull Tech Inc. and KeyScan Inc. In addition, Ms. Rosolio-Aharonson serves as an executive director of several private and publicly traded companies, a strategic business consultant to high-technology companies and an advisor to venture capital firms in Israel and the United States. From 1992 through 1999, Ms. Rosolio-Aharonson served as the chief executive officer of Terra Computers, Inc. in the United States. From 1980 to 1989, Ms. Rosolio-Aharonson served as a senior executive, holding managerial positions, at Clal Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, including director, chief executive officer, chief operations officer and vice president of sales and marketing of Clal Ltd.‘s subsidiaries. Ms. Rosolio-Aharonson holds a B.Sc. degree in applied mathematics and physics, and has completed courses required for a M.Sc. degree in bio-medical engineering, both from the Technion – Israel Institute of Technology, Haifa and is a graduate of the executive business and management program of Tel Aviv University.

        Professor Joseph Yerushalmi has served as a director since December 2003. Since January 1996, Professor Yerushalmi has served as a senior vice president in charge of the projects of Merhav M.N.F Ltd. Professor Yerushalmi serves as a member of the board of directors of Ampal Israel Corporation Ltd. From 1992 to 1996, Professor Yerushalmi served as vice president, projects development at Israel Chemicals Ltd., Israel’s largest chemical concern. Between 1989 and 1992, Professor Yerushalmi was a visiting professor at the University of Pittsburgh. In 1980, Professor Yerushalmi founded PAMA (Energy Resources Development) Ltd. in Israel with the goal of commercial utilization of Israel oil shale reserves and he served as its General Manager until 1989. From 1977 to 1980, Professor Yerushalmi was Technical Manager of the Coal Gasification Program of the Electric Power Research Institute (EPRI) in Palo Alto, California. Between 1969 and 1977, Professor Yerushalmi was professor of Chemical Engineering at the City College of New York where he pioneered in research the field of alternative energy. Professor Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York.

        There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2008.

	Salaries, fees, commissions and bonuses*	Pension, retirement and similar benefits

All directors and executive officers as a group (then
consisting of 14 persons)	$1,666,782	$138,453

        During the year ended December 31, 2008, we paid each of our outside and independent directors an annual fee of $4,750 and a per meeting attendance fee of $300. During such period we paid Nissim Gilam, chairman of our board of directors, a management fee of $5,000 per month and reimbursed him for various expenses that he incurred in connection with his service as chairman of the board of directors in an annual amount of $3,158. We also provide Mr. Gilam with a company car and pay all expenses in connection therewith, which expenses amounted to $16,244 in 2008.

        As of December 31, 2008, our directors and executive officers as a group, consisting of 14 persons, held options to purchase an aggregate of 10,000 ordinary shares. Such options have an exercise price of $1.14, vest over a three-year period (all of which had vested at December 31, 2008) and will expire in November 2009. All such options were granted under our 2000 Stock Option Plan. See – “Share Ownership – Stock Option Plans.”

C.	BOARD PRACTICES

Introduction

        According to the Israeli Companies Law, the role of the board of directors is to formulate a company’s policy and to supervise the chief executive officer and his acts. The management of our company is vested in our chief executive officer, who is appointed by our board of directors. According to our articles of association, our chief executive officer has the power to appoint our other executive officers who, together with our chief executive officer, are responsible for our day-to-day management. The board of directors may exercise any power of the company which was not assigned to another organ of the company by law or by the articles of association. The executive officers have individual duties as determined by our chief executive officer and board of directors.

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

        The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.” Our board of directors has further determined that Mr. Eytan Barak, (an outside director within the meaning of the Israeli Companies Law) has the requisite “accounting and financial expertise.”

        We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election. See Item 16G. “Corporate Governance.”

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

        In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

        At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. Our outside director, Mr. Eytan Barak, has “accounting and financial expertise” and our other outside director, Ms. Ophira Rosolio-Aharonson, has “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

        Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter (not including abstaining votes). This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        Each committee that is authorized to exercise powers that are usually vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2006 annual general meeting of shareholders for an initial three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Ms. Rosolio-Aharonson as an outside director may be renewed for one additional three-year term. Mr. Eytan Barak was elected to serve as an outside director at our 2008 annual general meeting of shareholders for an initial three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for one additional three-year term.

        Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. (See Item 16G. “Corporate Governance.”) In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

        Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will be comprised of individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association.

        Our board of directors has determined that each of Messrs. Banitt and Barak and Ms. Rosolio-Aharonson qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Committees of the Board of Directors

Executive Committee

        Our board of directors established an executive committee, which is responsible for monitoring the implementation of our annual work plan that is adopted each year by our board of directors, and recommending to our board of directors future strategies for our company and monitoring their implementation. Messrs. Gilam, Banitt and Barak and Ms. Rosolio-Aharonson are the current members of our executive committee. Our executive committee meets approximately every two months with our Chief Executive Officer.

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

        Our audit committee consists of three members of our board of directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Messrs. Banitt and Barak and Ms. Rosolio-Aharonson. The audit committee meets at least once each quarter.

Compensation Committee

        Our board of directors established a compensation committee, which is responsible for the administration of our 2000 Stock Option Plan, which has a term of ten years and will terminate on July 31, 2010 (see Item 6.E., “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans”). Mr. Gilam is the currently the sole member of our compensation committee. Under the Israeli Companies Law, subject to certain conditions, the board of directors may delegate to a board committee its authority to grant options. The grant of options to our office holders (within the meaning of the Israeli Companies Law) requires the approval of our audit committee and board of directors, and if the office holder is a director, also by our shareholders.

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

Directors’ Service Contracts

        We do not have any service contracts with our directors, except for the compensation we pay and company car we provide to Mr. Nissim Gilam in connection with his services as Chairman of our board of directors. See Item 6B. “See Item 6C. – “Directors, Senior Management and Employees – Compensation.”

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

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

        The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their possession, in connection with any existing or proposed transaction relating to our company. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative (as such term is described above) is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

        The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders in that order. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

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

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if (i) in general, the acquisition was made in a private placement that received shareholder approval, (ii) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (iii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a full tender offer for all of the outstanding shares or a class of shares. In such event, if less than 5% of the outstanding shares are not tendered in such full tender offer, all of the outstanding shares or class of shares will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

D.	EMPLOYEES

        As of December 31, 2008, we employed 316 full-time employees in Israel, of which 188 were employed in manufacturing services, 41 in process and product engineering, 38 in quality assurance and control, 13 in sales and marketing and 36 in finance, accounting, information service and administration.

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

        In addition, Kubatronik, our subsidiary in Germany, employed 40 full-time employees and 7 part-time employees as of December 31, 2008, compared to 38 full-time employees and 8 part-time employees as of December 31, 2007 and 40 full-time employees and 7 part-time employees as of December 31, 2006.

        Eltek USA, a wholly-owned subsidiary incorporated in Delaware in July 2007, employed 3 full-time employees as of December 31, 2008. Eltek USA did not have any employees as of December 31, 2007.

        Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements. We are subject to various Israeli labor laws, general collective bargaining agreements entered into, from time to time, between the Histadrut (General Federation of Labor in Israel) and the Manufacturers Association, as well as specific and local agreements and arrangements. Such laws, agreements, and arrangements cover the wages and employment conditions of our employees, including length of the workday, minimum daily wages for professional workers, contribution to pension fund, insurance for work related accidents, procedures for dismissing employees, determination of severance pay, benefit programs and annual leave. We generally provide our Israeli employees with benefits and working conditions beyond the required minimums.

        In addition, certain of our officers, key employees and other employees are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with some of our executive officers. All of our officers and employees are subject to confidential and proprietary information provisions set forth in our Code of Business Conduct and Ethics.

        Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Most of our employees are covered by contribution pension plans providing customary benefits including retirement and severance benefits. Some of our employees are covered by life and pension insurance policies providing similar benefits. We contribute between 12.0% and 14.5% of base salaries to such plans and employees contribute between 5.0% to 7,0% of base salaries. We also contribute 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and others and such employees contribute 2.5% of base salaries. Our contribution and employee contributions are not limited; however, a company’s contribution above certain specified maximum amounts are taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 4.7% of the salary and the employee contribution to the National Insurance Institute is at the rate of 8.0% of the salary (of which 4.1% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 38,415 (approximately $10,700). In the year ended December 31, 2008, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.7% of the salaries.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of April 29, 2009 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Nissim Gilam	-		-
Arieh Reichart	85,515		1.3%
Amnon Shemer	10,000	(3)	*
Dan Eshed	-		-
Eli Dvora	-		-
Mordechai Perl			-
Roberto Tulman	-		-
Shlomo Danino	-		-
Vardit Dekel	-		-
David Banitt	-		-
Eytan Barak
Josef Maiman	1,589,440	(4)	24.1%
Eitan Popper	-		-
Ophira Rosolio-Aharonson	-		-
Joseph Yerushalmi	-		-

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 6,610,107 ordinary shares issued and outstanding as of April 29, 2009.

(3)	Such shares are subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $1.14 per share and that expire in November 2009.

(4)	Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 29, 2007 and other information available to the company. Includes 989,696 ordinary shares held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman and 599,744 ordinary shares held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 1,589,440 ordinary shares held directly by Merhav M.N.F. Ltd. and Integral International Inc.

Stock Option Plans

        Our 2000 Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 750,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, or the Israeli Tax Ordinance, and options granted pursuant to Section 3(9) of the Israeli Tax Ordinance. The 2000 Plan has a term of ten years and will terminate on July 31, 2010. No award of options may be made after such date.

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

        Since December 2004, we have not granted options under the 2000 Plan. Prior to such decision, options for the purchase of an aggregate 538,200 ordinary shares had been granted under the 2000 Plan. As of December 31, 2008, options to purchase 132,600 ordinary shares have been exercised, options to purchase 395,600 ordinary shares have been forfeited and options to purchase 10,000 ordinary shares are outstanding under the 2000 Plan. Of the exercised options, options to purchase 132,300 ordinary shares were exercised at $4.375 per share and options to purchase 300 ordinary shares were exercised at $1.14 per share. All of the outstanding options under the 2000 Plan have an exercise price of $1.14 per share.

        Of the options granted under the 2000 Plan (excluding options that expired without being exercised), options to purchase an aggregate 49,800 ordinary shares were granted to our executive officers and the chairman of our board of directors, of which options to purchase an aggregate 10,000 ordinary shares were outstanding and exercisable as of December 31, 2008 and the remaining options to purchase an aggregate 39,800 ordinary shares were exercised in prior years.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information as of April 29, 2009 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Josef Maiman	1,589,440	(3)	24.1%
Merhav M.N.F. Ltd.	989,696	(4)	15.0%
Integral International Inc.	599,744	(5)	9.1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 6,610,107 ordinary shares issued and outstanding as of April 29, 2009.

(3)	Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 29, 2007 and other information available to the company. Includes 989,696 ordinary shares held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman and 599,744 ordinary shares held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 1,589,440 ordinary shares held directly by Merhav M.N.F. Ltd. and Integral International Inc.

(4)	Merhav M.N.F. Ltd. is an Israeli private company controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Merhav M.N.F. Ltd.

(5)	Integral International Inc. is a Panama corporation controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Integral International Inc.

Significant Changes in the Ownership of Major Shareholders

        As of December 31, 2005 and 2006, Mr. Josef Maiman beneficially owned 599,744 ordinary shares, which were held of record by Integral International Inc., or Integral, representing approximately 10.7% of our outstanding shares at such times (excluding ordinary shares that were issuable upon exercise of a convertible note then held by Merhav M.N.F. Ltd., or Merhav).

        In May 2007, Mr. Josef Maiman elected to convert a convertible note held of record by Merhav for an aggregate 985,796 ordinary shares. As a result, Mr. Maiman’s beneficial ownership interest increased to 1,585,540 ordinary shares, representing approximately 24.0% of our then outstanding shares, of which 985,796 ordinary shares were held of record by Merhav and 599,744 ordinary shares were held of record by Integral. In June and July 2008 Merhav acquired an additional 3,000 ordinary shares and 900 ordinary shares, respectively, increasing Mr. Maiman’s beneficial ownership to an aggregate 1,589,440 ordinary shares, of which 989,696 ordinary shares are held of record by Merhav and 599,744 ordinary shares are held of record by Integral.

Major Shareholders Voting Rights

        Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of April 29, 2009, there were 20 holders of record of our ordinary shares, of which 12 record holders holding approximately 75.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 74.68% of our outstanding ordinary shares as of such date).

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

        During the period from December 2007 through August 2008, our principal shareholder Mr. Maiman (though entities under his control) acquired Gadot Chemical Tankers and Terminals Ltd., or Gadot, one of our major raw material suppliers. Our transactions with Gadot are carried out on an arm’s-length basis. For the years ended December 31, 2008, 2007 and 2006, we purchased from Gadot raw materials in the aggregate amount of $1.6 million, $1.9 million and $2.0 million, respectively. As of December 31, 2008 and 2007, our accounts payable to Gadot amounted to $561,000 and $685,000, respectively.

        Kubatronik leases its facilities and certain equipment from Mrs. Karin Kubat, the wife of Mr. Kubat, the beneficial owner of 24% of Kubatronik. For the years ended December 31, 2008, 2007 and 2006, we paid Mrs. Kubat for such facilities and equipment an aggregate of $111,000, $107,000 and $98,000, respectively.

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

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low

2004	$2.84	$0.82
2005	$6.40	$1.21
2006	$5.35	$2.87
2007	$4.92	$2.35
2008	$3.10	$0.50

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

2007
First Quarter	$4.55	$3.70
Second Quarter	$4.92	$4.10
Third Quarter	$4.35	$2.35
Fourth Quarter	$4.04	$2.50

2008
First Quarter	$3.10	$1.51
Second Quarter	$2.34	$0.86
Third Quarter	$1.49	$0.80
Fourth Quarter	$1.28	$0.50

2009
First Quarter	$1.10	$0.66

Monthly Stock Information

        The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

Month
November 2008	$0.99	$0.51
December 2008	$0.86	$0.56
January 2009	$1.10	$0.66
February 2009	$1.02	$0.82
March 2009	$0.99	$0.72
April 2009 (until April 29)	$1.09	$0.76

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

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

Purposes and Objects of the Company

        We are registered with the Israeli Registrar of Companies and have been assigned company number 52-004295-3. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in the business of developing, manufacturing, producing, vending, importing, exporting, supplying, distributing and dealing in printed, multi-layer, flexible, thick film, hybrid and integrated circuits, components or portions thereof, processes for making the same and related products. In addition, the purpose of our company is to perform various corporate activities permissible under Israeli law.

The Powers of the Directors

        Under the provisions of the Israeli Companies Law and our articles of association, a director cannot vote on a proposal, arrangement or contract in which he or she is materially interested, nor attend a meeting during which such transaction is considered. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth above in Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

        Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors). Generally, at each annual meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except our outside directors) may be reelected upon completion of their term of office. For information regarding the election of our outside directors, see Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.”

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

Annual and Extraordinary Meetings of Shareholders

        The board of directors must convene an annual general meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. In addition, the board of directors must convene a special general meeting of shareholders upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See this Item 10B. “Additional Information – Memorandum and articles of association- Rights Attached to Shares-Voting Rights.”

        The quorum required for a shareholder meeting consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum is adjourned by three business days, at the same time and place, or any time and place as the board of directors unanimously designate in a notice to the shareholders. The requisite quorum at an adjourned general meeting will be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Israeli Companies Law – the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and (ii) in any other case – one or more shareholders, present in person or by proxy, holding at least one share. We do not follow the requirements of the NASDAQ Marketplace Rules regarding the quorum at shareholder meetings. See Item 16G. “Corporate Governance.”

Limitations on the Rights to Own Securities in Our Company

        Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

        Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a full tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to determine the consideration for the acquisition if the consideration is less than the shares’ fair value. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

        The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a “control block.” Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a “control block.” The requirement for a tender offer does not apply if there is already another holder of a “control block”. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company. These requirements do not apply if:

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

        Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened with prior notice of at least 35 days. A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

        Under the Israeli Companies Law and our articles of association, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present and voting, in person or by proxy or by written ballot, at the general meeting convened to approve the transaction. If one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies , or a substantial shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a substantial shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled thereby, is sufficient to reject the merger transaction. Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company and (ii) the right to appoint a director of a company. If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company. The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

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

Disclosure of Shareholders Ownership

        The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership in the records of the Israeli Companies Registrar.

Changes in Our Capital

        Changes in our capital are subject to the approval of a simple majority of shareholders present and voting at any shareholders meeting.

C.	MATERIAL CONTRACTS

        On May 29, 2007, we entered into a lease agreement with respect to our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, which are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel. The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five-year term upon six months’ prior notice. In the years ended December 31, 2008 and 2007, we recorded $796,000 and $626,000, respectively, of rent expenses for these premises.

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

ISRAELI TAX CONSIDERATIONS

General Corporate Tax Structure

        Israeli companies are subject to “corporate tax” on their worldwide income. The applicable rate for 2008 was 27%. The rate was reduced to 26% in 2009 and will be further reduced to 25% in 2010 and thereafter. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise” or a “benefited enterprise” (as further discussed below) may be lower. See Item 10E. “Additional Information – Taxation – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

Tax Benefits Under the Law for the Encouragement of Industry (Taxes) 1969

        Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Law, a company qualifies as an “Industrial Company” if it is resides in Israel and at least 90% of its income in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an “Industrial Enterprise” it owns. An “Industrial Enterprise” is defined for purposes of the Industry Law as an enterprise whose majority activity in a given tax year is industrial production.

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

        Moreover, Industrial Enterprises that are approved enterprises or benefited enterprises (see below) can choose between (a) the special depreciation rates referred to above or (b) accelerated regular rates of depreciation applied on a straight-line basis in respect of property and equipment, generally ranging from 200% (for equipment) to 400% (for buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum.

        Eligibility for benefits under the Industry Law is not contingent upon the approval of any Government agency. There can be no assurance that we will continue to so qualify, or will be able to avail ourselves of any benefits under the Industry Law in the future.

Tax Benefits Under The Law for the Encouragement of Capital Investments, 1959

General

        One of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, which provides certain tax benefits to investment programs of an “approved enterprise” or “benefited enterprise.” Our benefited enterprise was converted from a previously approved enterprise program pursuant to the approval of the Israel Tax Authority that we received in September 2006. The period of tax benefits for the benefited enterprise has not yet commenced and will expire no later than 2016 (as further discussed below). In the past certain of our production facilities were granted approved enterprise status pursuant to the Investment Law; however, the benefit periods for such approved enterprises expired in 2005.

        The Investment Law stipulates criteria for investment programs qualified to receive tax benefits, which, if qualified, are referred to as a “benefited enterprise.” Companies that meet those criteria may claim the tax benefits (as further discussed below) offered by the Investment Law directly in its tax returns (and there is no need to obtain prior approval to qualify for the benefits). There is no requirement to file reports with the Investment Center. Audits are the responsibility of the Israeli Income Tax Authorities as part of their tax audits. Companies may also approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Law.

        A company that owns an approved enterprise and/or benefited enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the “alternative benefits track.” The tax benefits of a benefited enterprise include lower tax rates or no tax depending on the area and the track chosen, lower tax rates on dividends and accelerated depreciation. In order to receive benefits in the grant track or the alternative benefit track, the industrial enterprise must contribute to the economic independence of the Israeli economy, be competitive and contribute to the gross local product in one of the manners stipulated in the Investment Law. Tax benefits would be available, subject to certain conditions (described below), to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market.

        Upon the establishment of an enterprise, an investment of at least NIS 300,000 in production machinery and equipment within three years is required in order for the investment to qualify for the alternative benefits track. For an expansion of an enterprise under the alternative benefits track, a company is required to invest within three years in production machinery and equipment the greater of NIS 300,000 or a certain percentage of its existing production machinery and equipment.

        On September 20, 2006, we received a pre-ruling from the Israeli Tax Authority confirming that our most recent investment program will be deemed a “benefited enterprise” instead of its former “approved enterprise” status. Pursuant to such pre-ruling, the former approved enterprise status of that investment plan was terminated by the Investment Center. The benefited enterprise status granted to our investment program provides for a tax exemption on undistributed earnings derived from the program for two years and a reduced tax rate for the remainder of the benefit period (see below). The benefit period with respect to such program has not yet commenced, and will expire no later than 2016.

        If, (i) only a part of a company’s taxable income is derived from an approved enterprise or a benefited enterprise, as in our case; or (ii) a company owns more than one approved enterprise or benefited enterprise, the resulting effective corporate tax rate of the company represents the weighted combination of the various applicable rates. A company owning a “mixed enterprise” (which is a company that derives income from one or more sources in addition to an approved enterprise or benefited enterprise) generally may not distribute a dividend that is attributable only to the approved enterprise or benefited enterprise.

        Subject to certain provisions concerning income subject to the alternative benefits track (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate represents the weighted combination of the various applicable tax rates. A company may elect to attribute dividends distributed by it only to income not subject to the alternative benefits track.

Tax Benefits

        The tax benefits available to benefited enterprises are: (1) benefited enterprise situated in zone A may choose between (a) limited corporate tax rate of 11.5%; and (b) tax exemption from corporate tax on undistributed income; (2) a benefited enterprises qualified as a “strategic investment” is entitled to a tax exemption; (3) benefited enterprises situated in zone B or elsewhere (“zone C”) are entitled to tax exemption on undistributed income for six or two years, respectively, and to beneficial tax rate (25% or less in the case of a qualified foreign investor’s company that is at least 49% owned by non-Israeli residents) for the remainder of the applicable period of benefits. Our plant is located in zone C.

        Dividends paid out of income derived from an approved enterprise or benefited enterprise (or out of dividends received from a company whose income is derived from an approved enterprise or benefited enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the alternative benefits track will be subject to corporate tax at the otherwise applicable rate of 25% (or lower in the case of a qualified foreign investor’s company which is at least 49% owned by non Israeli residents) in respect of the gross amount of the dividend if it pays a dividend out of income derived from its approved enterprise or benefited enterprise during the tax exemption period. Dividends paid to a qualifying non-resident out of the profits of a benefited enterprise subject to 11.5% corporate tax are subject to withholding tax at the rate of 4%.

        The tax benefits available to a benefited enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Investment Law and its regulations and the terms of the pre-ruling that we received from the Israeli Tax Authority. If we fail to comply with these conditions, the tax and other benefits may be discontinued, in whole or in part, and we might be required to pay the monetary equivalent of the tax benefits we received, plus Israeli consumer price index linkage differences and interest

        A company that qualifies as a foreign investor’s company is entitled to further tax benefits relating to its benefited enterprises. Subject to certain conditions, a foreign investor company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors), and of whose combined share and loan capital, is owned, directly or indirectly, by persons who are not residents of Israel. Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved and benefited enterprises (up to ten years) and further tax benefits (a reduced corporate tax rate of 10%-20%) should the foreign investment reach or exceed 49%. The rate of 15% applicable to dividends is effective for an unlimited period. No assurance can be given that we currently qualify or will qualify in the future as a foreign investor’s company.

        The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on our future investments in Israel, and could adversely affect our results of operations and financial condition.

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

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Resident Shareholders

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

        Subject to certain transitional provisions relating to capital gains derived from the sale of assets, including our shares, purchased prior to January 1, 2003, the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange, is generally a uniform rate of 20% for individuals and 25% for corporate bodies and substantial individual shareholders (who are, generally, shareholders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months before the sale). The tax rate on dividends is generally a uniform rate of 20% for individuals and non-resident corporate shareholders and 25% for substantial individual and substantial non-resident corporate shareholders. Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from a benefited enterprise or stems from income derived or accrued outside of Israel.

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

        On the distribution of dividends other than bonus shares (stock dividends) to individual Israeli residents shareholders or to non-Israeli shareholders, income tax applies at the rate of 20% or 25%, as described above, but is generally withheld at source at the rate of 20% (for as long as we are listed) or the lower rate payable with respect to dividends received out of income derived from a benefited enterprise (see “Law for the Encouragement of Capital Investments, 1959”), unless a double taxation treaty is in effect between Israel and the shareholder’s country of residence which provides for a lower tax rate in Israel on dividends. The Convention between the State of Israel and the Government of the United States relating to relief from double taxation provides for a maximum tax of 25% on dividends paid to a resident of the United States. Dividends paid to an Israeli company by another Israeli company are not subject to corporate tax, unless received out of income derived from a benefited enterprise or unless the dividend stems from income produced or accrued abroad.

Taxation of Non-Israeli Resident Shareholders

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 20% (or 25% as described above), 12.5% for dividends not generated by a benefited enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power for a designated period, and 15% for dividends generated by a benefited enterprise applies, unless a different rate is provided for based on a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise or benefited enterprise are, generally, taxed at the rate of 15%.

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

        We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.eltekglobal.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-28884.

        The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

        The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at Sgoola Industrial Zone, Petach Tikva 49101, Israel.

I.	SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

        We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates affecting primarily the interest on short-term credit lines, long-term loans and our factoring agreement.

Foreign Currency Exchange Risk

        Our reporting currency is U.S dollars, however our functional currency is NIS. Our revenues are generally denominated in foreign currencies, primarily the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros. As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition. In addition, the U.S. dollar value of our expenses denominated in NIS or Euro is negatively impacted by the depreciation of the U.S. dollar against the NIS and Euro. In 2008, 2007 and 2006, the NIS appreciated against the U.S. dollar by 1.1%, 9.0% and 8.2%, respectively, which had a significant adverse affect on our results of operations. In 2008, the Euro depreciated against the U.S. dollar by 5.5%, while in 2007 and 2006, the Euro appreciated against the U.S. dollar by 11.7% and 11.3%, respectively. We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $200,000 in our operating income.

        We have engaged external consultants to assist us to manage our foreign exchange risk. From time to time in the past we have engaged in hedging transactions in order to partially protect ourselves from currency fluctuation and inflation risks and may use hedging instruments from time to time in the future.

Commodity Price Risk

        Cost of raw materials is a significant component of our cost of revenues. In 2008, the cost of raw materials used in production was $14.4 million. A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $144,000.

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, our non-linked and U.S. dollar linked long-term loans. These are principally denominated in (i) NIS and bear annual interest ranging from 4.5% to 8.3% as of December 31, 2008; (ii) U.S. dollars and bear interest from 1.65% to 4% as of December 31, 2008 and (iii) Euro and bear interest from 2.17% to 2.85% as of December 31, 2008. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans. A hypothetical increase of 1% in the interest rates would result in an increase of approximately $89,000 in our financial expenses.

        A hypothetical increase of 1% in the Israeli consumer price index would result in an increase of approximately $9,000 in our financial expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2008, our internal control over financial reporting is effective.

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

        Our board of directors has determined that Mr. Eytan Barak, an outside director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Barak’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

Fees Paid to Independent Registered Public Accountants

        The following table sets forth, for each of the years indicated, the fees for audit services rendered by our independent registered public accountants, Somekh Chaikin, a member firm of KPMG International. All of such fees were pre-approved by our Audit Committee.

Services Rendered	2008	2007

Audit (1)	$151,000	$146,000
Tax (2)	22,000	12,000

Total	$173,000	$158,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance and international tax transfer pricing studies.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        Neither we nor any affiliated purchaser has purchased any of our securities during 2008.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

        Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

        On June 9, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350 with respect to the following NASDAQ rules:

—	The requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside and Independent Directors.”

—	The requirements regarding the directors’ nominations process. Under Israeli law and practice our board of directors is authorized to recommend to our shareholders director nominees for election. See Item 6C. – “Directors, Senior Management and Employees – Board Practices – Election of Directors.”

—	The requirement regarding the quorum for any meeting of shareholders. Instead, we follow Israeli law and practice which provides that, unless otherwise provided by a company’s articles of association, the quorum required for a general meeting of shareholders is at least two shareholders present who hold, in the aggregate, 25% of the company’s voting rights. Our articles of association provide that the quorum required for a shareholder meeting consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. See Item 10A. “Additional Information –Share Capital – Annual and Extraordinary Meetings of Shareholders.”

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant, as amended (2)

2.1	Specimen of Share Certificate (1)

4.1	Form of Indemnification Agreement between Registrant and its officers and directors

4.2	2000 Stock Option Plan (3)

4.3	Share Purchase Agreement, dated June 10, 2002, by and among En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat, Mr. Thomas Kubat and Ms. Heike Heidenreich (4)

4.4	Extension of Put/Call Option Agreement, dated May 4, 2005, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (5)

4.5	Second Extension of Put/Call Option Agreement Provisions under the Share Purchase Agreement, dated December 28, 2007, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (6)

4.6	English Translation of Lease Agreement dated June 26, 2002, by and between the Registrant and A.Z. Barnovitz - Assets and Rental Ltd.

4.7	Addendum to Lease Agreement dated May 13, 2007, by and between the Registrant and A.Z. Barnovitz - Assets and Rental Ltd.

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, Independent Registered Public Accounting Firm

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, and incorporated herein by reference.

(2)	Filed as Exhibit 3.2 to our Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(3)	Filed as Exhibit 10.4 to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(4)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(5)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(6)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

Eltek Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Eltek Ltd.:

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and subsidiaries (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

As discussed in Notes 1(t) and 16 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards Board (“FASB”) No. 157, Fair Value Measurements, as of January 1, 2008, for fair value measurements of all financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

As discussed in Note 1M to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel,
April 30, 2009

Eltek Ltd. and its Subsidiaries
Consolidated Balance Sheets

		December 31
	Note	2008	2007
		$ in thousands

Assets

Current assets

Cash and cash equivalents	1G; 2	1,556	2,467

Account receivables:

Trade, net of allowance for doubtful accounts	1H	7,248	8,173
Other	3	229	742

Inventories	1I; 4	4,429	4,271
Prepaid expenses		181	204

Total current assets		13,643	15,857

Assets held for employees' severance benefits	1J, 10	1,166	1,319

Fixed assets, net	1K; 5	10,090	10,997

Goodwill	1L; 6	554	1,009

Total assets		25,453	29,182

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries
Consolidated Balance Sheets

		December 31
	Note	2008	2007
		$ in thousands

Liabilities and shareholders' equity

Current liabilities
Short-term credit and current maturities of long-term debt	7	5,898	4,623
Accounts payable:
Trade		5,381	6,669
Related parties	17	561	685
Other	8	3,684	3,147

Total current liabilities		15,524	15,124

Long-term liabilities
Long-term debt, excluding current maturities	9	2,607	4,243
Employee severance benefits	10	1,363	1,388

Total long-term liabilities		3,970	5,631

Minority interests		330	353

Commitments and contingent liabilities	11

Shareholders' equity	12
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares, issued and
outstanding 6,610,107 shares as of December 31, 2008
(6,609,807 shares as of December 31, 2007)		1,384	1,384
Additional paid-in capital		14,328	14,328
Cumulative translation adjustment related
to reporting currency		2,596	2,412
Cumulative foreign currency translation adjustments		268	451
Capital reserves		695	695
Accumulated deficit		(13,642)	(11,196)

Total shareholders' equity		5,629	8,074

Total liabilities and shareholders' equity		25,453	29,182

/s/ Arieh Reichart	/s/ Amnon Shemer	/s/ Nissim Gilam
—————————————————	—————————————————	—————————————————
Arieh Reichart	Amnon Shemer	Nissim Gilam
President, Chief Executive Officer	Vise President, Finance and	Chairman of the Board of Directors
Chief Financial Officer

Date: April 30, 2009

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries
Consolidated Statements of Operations

		Year ended December 31
	Note	2008	2007	2006
		$ in thousands (except earnings (loss) per share data)

Revenues	1N; 13	43,138	37,476	39,045
Cost of revenues	17B	(37,282)	(31,879)	(30,557)

Gross profit		5,856	5,597	8,488

Operating expenses
Research and development, gross	1O	-	167	326
Government grants	1O	(100)	(93)	(172)

Research and development expenses (income), net		(100)	74	154
Selling, general and administrative expenses		7,199	5,683	5,580
Impairment on goodwill		379	-	473

Operating profit (loss)		(1,622)	(160)	2,281
Financial expenses, net	14	826	145	538
Other income, net		1	8	5

Profit (loss) before income tax expense
and minority interest		(2,447)	(297)	1,748
Income tax expense	1M; 15	-	-	158

Profit (loss) after income tax expense		(2,447)	(297)	1,590
Minority interest		1	(4)	60

Net profit (loss)		(2,446)	(301)	1,650

Basic net earnings (loss) per ordinary share	1Q	(0.37)	(0.05)	0.29

Diluted net earnings (loss) per ordinary share	1Q	(0.37)	(0.05)	0.24

Weighted average number of ordinary
shares used to compute basic net
earnings (loss) per ordinary share		6,610	6,247	5,617

Weighted average number of ordinary
shares used to compute diluted net earnings
(loss) per ordinary share		6,610	6,247	6,954

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Total shareholders' equity
	Shares	Amount
		($ thousands, except number of shares)

Balance as of December 31, 2005	5,602,511	1,233	14,057	1,489	695	(12,545)	4,929

Changes during the year
Translation adjustment related to change in
reporting currency	-	-	-	562	-	-	562
Foreign currency translation adjustments	-	-	-	36	-	-	36
Net profit	-	-	-	-	-	1,650	1,650

Comprehensive income	-	-	-	-	-	-	2,248
Exercise of employee stock options	21,500	3	95	-	-	-	98

Balance as of December 31, 2006	5,624,011	1,236	14,152	2,087	695	(10,895)	7,275

Changes during the year
Translation adjustment related to reporting currency	-	-	-	741	-	-	741
Foreign currency translation adjustments	-	-	-	35	-	-	35
Net loss	-	-	-	-	-	(301)	(301)

Comprehensive income	-	-	-	-	-	-	475
Convertible note and accrued interest thereon
converted into ordinary shares	985,796	148	176	-	-	-	324

Balance as of December 31, 2007	6,609,807	1,384	14,328	2,863	695	(11,196)	8,074

Changes during the year
Translation adjustment related to reporting currency	-	-	-	183	-	-	183
Foreign currency translation adjustments	-	-	-	(182)	-	-	(182)
Net loss						(2,446)	(2,446)

Comprehensive loss							(2,445)
Exercise of employee stock options	300	*	*	-	-	-	*

Balance as of December 31, 2008	6,610,107	1,384	14,328	2,864	695	(13,642)	5,629

* Less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31
	2008	2007	2006
	$ thousands

Cash flows from operating activities:
Net profit (loss)	(2,446)	(301)	1,650

Adjustments to reconcile net profit (loss) to net
cash flows provided by operating activities:
Depreciation	2,224	2,264	2,330
Impairment of goodwill	379	-	473
Capital gain on disposal of fixed assets, net	-	(3)	(5)
Minority share of subsidiary's net results	(1)	4	(60)
Interest payment on convertible note	-	(128)	-
Increase in employee severance benefits, net	65	3	15
Decrease (increase) in trade receivables	894	342	(2,141)
Decrease (increase) in other receivables and prepaid expenses	553	(422)	225
Decrease (increase) in inventories	(140)	(106)	42
Increase (decrease) in trade payables	(885)	152	(428)
Increase (decrease) in other liabilities and accrued expenses	531	(271)	556
Deferred tax assets	-	-	158
Other, net	13	(124)	(111)

Net cash provided by operating activities	1,187	1,410	2,704

Cash flows from investing activities:
Purchase of fixed assets	(797)	(3,257)	(1,862)
Proceeds from sale of fixed assets	-	3	5

Net cash used in investing activities	(797)	(3,254)	(1,857)

Cash flows from financing activities:
Increase (decrease) in short- term credit	(7)	1,300	(641)
Repayment of long-term loans	(1,592)	(1,837)	(1,789)
Proceeds from long-term loans	669	3,048	2,188
Proceeds from exercise of employee stock options	*	-	94
Repayment of credit from fixed asset payables	(542)	(206)	(358)

Net cash provided by (used in) financing activities	(1,472)	2,305	(506)

Effect of translation adjustments	171	(24)	112

Net increase (decrease) in cash and cash equivalents	(911)	437	453
Cash and cash equivalents at beginning of the year	2,467	2,030	1,577

Cash and cash equivalents at end of the year	1,556	2,467	2,030

Supplemental cash flow information:
Interest paid	571	457	460

Non-cash activities:
Conversion of convertible note and accrued interest
thereon into share capital	-	325	-

Purchase of fixed assets not yet paid	387	1,030	679

* Less than one thousand.

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

The Company manufactures and supplies advanced printed circuit boards (“PCB”), complex multi-layer back-panels, flex and flex rigid circuit boards for electronic equipment. The principal markets of the Company are in Israel, Europe and North America.

The Company markets its product mainly to the military and medical device industries and its business is subject to numerous risks. The major risks are without limitations, (1) the impact of currency exchange rates (mainly NIS/$US), (2) the Company’s success in implementing its sales and manufacturing plans, (3) the impact of competition by other companies, (4) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment. Further, our liquidity position, as well as our operating performance, may be negatively affected by current economic and industry conditions and by other financial business factors, many of which are beyond our control. The Company anticipates that its existing capital resources, including availability of its lines of credit, supplier financing and cash flows from operations, will be adequate to satisfy its liquidity requirements through calendar year 2009. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they come due, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2009. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

Kubatronik Leiterplatten GmbH

In June 2002, the Company established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. (“EN-Eltek”), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH (“Kubatronik”).

On June 10, 2002, the Company acquired 76% of the shares of Kubatronik for the consideration of ˆ 2.6 million ($2.4 million as of the date of acquisition).

The acquisition resulted in the recognition of goodwill in the amount of ˆ1.1 million ($1 million as of the date of acquisition) – see Note 6.

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

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

A.	General (cont’d)

Eltek USA Inc.

In 2007, the Company established a wholly-owned subsidiary, Eltek USA Inc. for the purpose of sales, promotion and marketing in the North American market. Eltek USA Inc. commenced operations in 2008.

Eltek Europe GmbH

At the end of 2008, the Company established a wholly-owned subsidiary, Eltek Europe GmbH for the purpose of sales promotion and marketing to certain customers in Europe. Eltek Europe GmbH commenced operations in 2009.

B.	Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries (EN-Eltek, Kubatronik, Eltek USA Inc. and Eltek International).

All intercompany transactions and balances were eliminated in consolidation.

C.	Functional and reporting currency

The Company’s functional currency is the New Israeli Shekel (“NIS”). Transactions denominated in foreign currencies are translated into NIS using the prevailing exchange rates at the date of the transactions. Gains and losses from the translation of foreign currency transactions are recorded in financial income or expenses.

The Company’s reporting currency is the U.S. dollar. Assets and liabilities are translated to the reporting currency using the exchange rate at the end of the year. Revenues and expenses are translated to the reporting currency using the average exchange rate for each quarter. Translation adjustments are reported separately as a component of accumulated other comprehensive income.

D.	Translation of foreign entity operations

The financial statements of foreign subsidiaries are translated into the functional currency as follows:

1.	The assets and liabilities, both monetary and non-monetary, are translated according to the exchange rate on the consolidated balance sheet date including the goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate for the period.

3.	The resulting exchange rate differences are classified as a separate item in shareholders’ equity.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

E.	Exchange rates and linkage bases

1.	Balances linked to the Israeli Consumer Price Index (“CPI”) are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

	Israeli CPI	Exchange rate of one US dollar	Exchange rate of one Euro
	Points	NIS	NIS

For the year ended:
December 31, 2006	184.69	4.225	5.564
December 31, 2007	191.15	3.846	5.659
December 31, 2008	198.42	3.802	5.297

	%	%	%

Changes during the year ended:
December 31, 2006	(0.19)	(8.21)	2.1
December 31, 2007	3.5	(8.97)	1.71
December 31, 2008	3.8	(1.12)	(6.39)

F.	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumption include the useful lives of fixed assets, allowance for doubtful accounts, valuation of derivatives, deferred tax assets, fixed assets, inventory, income tax uncertainties and other contingencies. Actual results could differ from these estimates.

G.	Cash and cash equivalents

Cash equivalents are highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not restricted by a lien.

H.	Allowance for doubtful accounts receivable

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

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

H.	Allowance for doubtful accounts receivable (cont’d)

The activity in the allowance for doubtful accounts for the three years ended December 31, 2008 is as follows:

	Year ended December 31
	2008	2007	2006
	$ thousands

Opening balance	565	477	370
Additions during the year	20	48	85
Write-offs charged against the allowance	(36)	(7)	(11)
Foreign currency translation adjustments	6	47	33

Closing balance	555	565	477

I.	Inventories

Inventories are recorded at the lower of cost or market value. Cost is determined on the weighted average basis for raw materials and finished goods, and on the basis of actual manufacturing costs for work in progress.

J.	Assets held for employees’ severance payments

Assets held for employees’ severance payments represent contributions to insurance policies and deposits to a central severance pay fund, and are recorded at their current redemption value.

Assets held for employees’ severance benefits are stated at cost plus accrued income which reflects its cash redemption value.

K.	Fixed assets

Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and equipment	5-33
Leasehold improvements	6-14
Motor vehicles	15
Office furniture and equipment	6-33

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

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets”(“Statement 144”). This Statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

L.	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination.

Goodwill is reviewed for impairment at least annually in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Statement No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value. An indication of goodwill impairment exists if the fair value of the reporting unit is less than its carrying value, and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

In 2008 and 2006, following the Company’s annual impairment test of goodwill, goodwill impairment charges of $379 and $473, respectively, were recorded. In 2007, the Company concluded that there was no impairment of goodwill.

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which prescribes recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

The Company records interest related to unrecognized tax benefits in interest expense included as part of net financial expenses and penalties in general and administrative expenses in the consolidated statements of operations.

N.	Revenue recognition

The Company recognizes revenues upon shipment of the products and after the customer takes ownership and assumes risk of loss, collection of the corresponding receivable is probable, persuasive evidence of an arrangement exists, and the sale price is fixed or determinable. Commission income is accounted for on the accrual basis.

O.	Research and development

Research and development costs, net of grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (“OCS”), are expensed as incurred.

The OCS grants are contingent upon the Company submission of periodic reports prepared in accordance with the requirement of the OCS and are not subject to royalties or any future payments to be made by the Company. The Company has been in compliance with such OCS requirements.

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

Stock-based compensation recognized in the Consolidated Statement of Operations for the year ended December 31, 2008 is based on awards ultimately expected to vest. As a result, the expense has been reduced for estimated forfeitures. SFAS No. 123R required forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The implementation of SFAS No. 123R did not have a material effect on the profit before taxes, net profit or the earning per share for the years ended December 31, 2006, 2007 and 2008.

Q.	Profit (loss) per ordinary share

Basic and diluted profit (loss) per ordinary share is presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented. Basic profit (loss) per ordinary share is calculated by dividing the net profit (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted profit (loss) per ordinary share calculation is similar to basic earnings per share except that the weighed average of ordinary shares outstanding is increased to include the number of additional ordinary shares that would have been outstanding if the outstanding options had been exercised, to the extent that these options had a diluted effect.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

Q.	Profit (loss) per ordinary share (cont’d)

The following table summarizes information related to the computation of basic and diluted earnings (loss) per ordinary share for the years indicated.

	Year ended December 31,
	2008	2007	2006

Net earnings (loss) attributable to ordinary shares	(2,446)	(301)	1,650

Weighted average number of ordinary shares outstanding
used in basic earnings (loss) per ordinary share calculation	6,609,988	6,246,904	5,617,161

Add assumed exercise of outstanding dilutive potential
ordinary shares	-	-	1,337,010

Weighted average number of ordinary shares outstanding
used in diluted earnings (loss) per ordinary share
calculation	6,609,988	6,246,904	6,954,171

Basic earnings (loss) per ordinary share	(0.37)	(0.05)	0.29

Diluted earnings (loss) per ordinary share	(0.37)	(0.05)	0.24

Number of options excluded from the
diluted earning per share calculation
because of anti-dilutive effect	3,129	6,208	272,965

R.	Derivative financial instruments

The Company applies FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities,” as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

Changes in fair value are recognized in the consolidated statements of operations, as a financing item.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

S.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in Israel, Europe and the United States.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base and the Company’s policy of requiring collateral or security with respect to certain receivables, and purchase of insurance for certain other receivables.

T.	Accounting pronouncements adopted in 2008

On January 1, 2008, the Company adopted the provisions FASB Statement No. 157, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 16). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of FASB No 157 did not have a material impact on the Company’s financial conditions, results of operation or cash flows.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The guidance provided by FSP FAS 157-3 does not affect the Company’s financial position, results of operations or cash flows.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 – Organization and Summary of Significant Accounting Policies (cont’d)

U.	Recent accounting pronouncements not yet adopted

In December 2007, the FASB issued Statement No. 141R, “Business Combinations”(“Statement 141R”) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment to ARB No. 51” (“Statement 160”). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated results of operations and financial position

On January 1, 2009, the Company will be required to apply the provisions of FASB Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities, if any, that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

Note 2 – Cash and Cash Equivalents

	Interest rate as of December 31	December 31
	2008	2008	2007
	%

Denominated in U.S. dollars	0	373	886
Denominated in NIS	0-2.1	697	1,043
Denominated in Euro	0	486	538

		1,556	2,467

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 3 – Other Receivables

	December 31
	2008	2007

Employees	34	40
Advances to suppliers	106	38
Government of Israel and other institutions	-	364
Government of Germany	89	173
Derivative instruments (Note 14)	-	127

	229	742

Note 4 – Inventories

	December 31
	2008	2007

Raw materials	2,091	2,357
Work-in-process	1,401	1,029
Finished products	937	885

	4,429	4,271

Finished products are presented net of allowance for inventory obsolescence in the amounts of $1,527 and $1,400 as of December 31, 2008 and 2007, respectively.

Note 5 – Fixed Assets, Net

	December 31
	2008	2007

Machinery and equipment	32,789	32,315
Leasehold improvements	7,843	7,459
Motor vehicles	162	190
Office furniture and equipment	1,583	1,591

Fixed assets	42,377	41,555

Accumulated depreciation	(32,287)	(30,558)

Fixed assets less accumulated depreciation	10,090	10,997

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 were $2,224, $2,264 and $2,330, respectively.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 6 – Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

	December 31
	2008	2007

Balance at the beginning of the year	1,009	903
Impairment	(379)	-
Effect of translation adjustments	(76)	106

	554	1,009

Note 7 – Short-Term Credit and Current Maturities of Long-Term Debt

	Annual interest rate at December 31 2008	December 31
		2008	2007
	%

In NIS (unlinked)	5.15-6.35	3,525	3,484
In U.S. dollars	2.44	110	110
Current maturities of long-term
debts (Note 9)		2,263	1,029

		5,898	4,623

Note 8 – Accounts Payable – Other

	December 31
	2008	2007

Accrued payroll and related benefits	1,009	1,008
Provision for vacation and other employee benefits	1,121	968
Net written put option (Note 1A) (*)	187	47
Accrued expenses	1,094	903
Other liabilities	273	221

	3,684	3,147

(*)The change in the fair value of the option (excluding translation adjustments) as of December 31, 2008 in the amount of $126 was charged to general and administrative expenses in the statement of operations.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 9 – Long-Term Debt, Excluding Current Maturities

Banks and others

	Annual interest rate at December 31 2008	December 31
		2008	2007
	%

Linkage terms

U.S. dollar	1.65 - 4	1,200	1,357
NIS - linked to the CPI	4.5 - 6.5	648	865
Euro	2.17 - 2.85	174	181
NIS	4.75 - 8.3	3,085	3,335

		5,107	5,738
Less - current maturities		(2,500)	(1,495)

		2,607	4,243

As of December 31, 2008, the Company was in compliance with financial covenants in respect of the Company’s credit facilities and long-term debt with a bank for which the financial covenants require the Company to maintain the higher of tangible shareholders’ equity of NIS 17.5 million or 17% of the Company’s consolidated total assets. For these purposes, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums).Financial covenants in respect of the Company’s credit facilities and long-term debt with another bank require the Company to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 24.0 million or 23% of the Company’s total assets (on a non consolidated basis). As of December 31, 2008, the Company was not in compliance with such covenants. In March 2009, the bank granted the Company a temporary waiver, until the release of its audited consolidated financial statements for the year ended December 31, 2009, reducing the Company’s covenants for the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums) of NIS 20 million or 20% of the Company’s total assets (on a non consolidated basis). As of December 31, 2008, the Company was in compliance with the terms of such temporary covenants.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2008 and thereafter are as follows:

First year (current maturities)	2,500

Second year	1,230
Third year	798
Fourth year	460
Fifth year	87
Sixth year and thereafter	32

2,607

5,107

As to pledges securing the loans, see Note 11A.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 – Employee Severance Benefits

Under Israeli law and labor agreements, the Company is required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.	The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The amount deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the Company and accordingly, such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

In addition, occasionally, the Company deposits with a Central Severance Pay Fund (“CSPF”) in respect of those obligations under the Israeli Severance Pay Law which may not be covered in full by the above arrangements.

2.	In respect of certain employees, the Company has an approval from the Israeli Ministry of Labor and Social Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the current deposits in the pension fund and/or with the insurance company exempt it from any additional obligation to the employees for whom such depository payments were made.

3.	In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest monthly salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

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

5.	Details of the provision and amounts funded:

	December 31
	2008	2007

Liability for employee severance benefits	1,363	1,388

Assets held for employees' severance benefits	(1,166)	(1,319)

Employee severance benefits, net	197	69

Expenses recorded in respect of employee severance payments for the years ended December 31, 2008, 2007 and 2006 are $83, $79 and $118, respectively.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 11 – Commitments and Contingent Liabilities

A.	Pledges and guarantees

1.	The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its indebtedness with banks, as well as floating liens on all of its remaining assets in favor of the banks.

2.	The Company has pledged certain items of its equipment as a guarantee for the implementation of its benefited enterprise. The Company is in compliance with the conditions of the approval (see Note 15A).

3.	The Company has also pledged a machine and a computer system to secure its indebtedness to certain suppliers.

B.	Operating leases and other agreements

1.	The premises occupied by the Company and Kubatronik are leased under two operating agreements that expire in February 2017 and June 2009, respectively.

2.	The parking area that serves Israeli employees is leased under an operating agreement that expires in December 2012.

3.	The Company has signed several lease and maintenance agreements for production equipment with suppliers of equipment. Of such agreements, two principal agreements will expire in September 2009 and March 2010.

4.	Several production machines are leased by Kubatronik under operating agreements which will expire in November 2012 and March 2013.

5.	The Company has signed several other maintenance agreements for production equipment and software.

6.	The majority of the Company’s motor vehicles are leased under three year operating agreements.

7.	The Company has signed an agreement with a consulting company to incorporate the “Theory of Constraint” into its operation. The purpose is to improve several operational measures identified by the Company’s management. Pursuant to the agreement, the Company agreed to pay bonuses to the consulting company based on its future results.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 11 – Commitments and Contingent Liabilities (cont’d)

B.	Operating leases and other agreements (cont’d)

8.	Minimum future payments at December 31, 2008 due under the above agreements over the next five years and thereafter are as follows:

	Operating leases	Other agreements

First year	764	682
Second year	715	339
Third year	715	203
Fourth year	715	118
Fifth year	715	8
Sixth year and thereafter	2,268	-

	5,892	1,350

Payments required under operating lease agreements are charged to expense by the straight-line method over the periods of the respective leases.

Rental expenses and other agreements under the operating lease agreements for the years ended December 31, 2008, 2007 and 2006 were $1,477, $1,205 and $979 respectively.

C.	Indemnification agreement

The Company entered into an indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer. Such indemnification amount is limited to the lesser of $2,000 or 25% of the Company’s shareholders’ equity.

Note 12 – Shareholders’ Equity

A.	Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31 2007 and 2008	December 31 2008	December 31 2007

Number of shares:
Ordinary shares of par value NIS 0.6 each	50,000,000	6,610,107	6,609,807

Amount in US$
Ordinary shares of par value NIS 0.6 each	7,800,312	1,384,318	1,384,266

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

As of December 31, 2008 and 2007, options to purchase 10,000 and 20,000, ordinary shares, respectively, with an exercise price of $1.14 per share were outstanding under the 2000 Plan.

A summary of the Company’s 2000 Plan and the options that were granted to the Company’s employees and to the Chairman of the board of directors is presented below:

		Number of options	Weighted average exercise price
			US$

Balance as at December 31, 2006		287,400	4.70
	Granted	-	-
	Exercised	-	-
	Expired	(267,400)	5.36

Balance as at December 31, 2007		20,000	1.14

	Granted	-
	Exercised	(300)	1.14
	Expired	(9,700)	1.14

Balance as at December 31, 2008		10,000	1.14

The following table summarizes information concerning options outstanding at December 31, 2008:

Exercise prices		Number of options outstanding at December 31 2008	Number of options exercisable at December 31 2008	Remaining contractual life (in years)

U.S.$	1.14	10,000	10,000	0.9

As of December 31, 2008, the intrinsic value of the outstanding options is $0.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 13 – Revenues

A.	Revenues by activities

	Year ended December 31
	2008	2007	2006

Sales of manufactured products	41,300	36,997	38,751
Sales of non- manufactured products	1,521	266	93
Commissions	317	213	201

	43,138	37,476	39,045

Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31
	2008	2007	2006

Customer A - Sales of manufactured products	*-	*-	25.2%

Customer B ** - Sales of manufactured products	15.7%	15.2%	11.7%

*	Less than 10%.

**	Consisting of two affiliated companies

B.	Revenues by geographic areas

	Year ended December 31,
	2008	2007	2006

Israel	20,893	18,505	17,876
Europe	13,195	13,602	17,952
North America	6,766	4,341	2,325
Rest of the world	2,284	1,028	892

	43,138	37,476	39,045

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 – Financial Expenses, Net

	Year ended December 31
	2008	2007	2006

Interest and exchange rate expenses on
long-term loans	375	336	114
Expenses on short-term credit and bank charges	306	210	319
Effect of exchange rate differences on expenses and
net gain (loss) from derivative instruments	153	(386)	101
Other financing expenses (income), net	(8)	(15)	4

	826	145	538

The Company uses forward contracts and options to manage its foreign exchange rate exposures. Contracts with notional amounts of $1,200 and $300 and with estimated fair values that totaled $127 and $3, at December 31, 2007 and 2006, respectively, were not designated as hedging instruments for accounting purposes. The change in fair value of these contracts of $124 and $(19) for the years ended December 31, 2007 and 2006 have been recognized to finance income in those years. The periodic net cash (receipts) settlements totaled $13, $380 and $63 for the years ended December 31, 2008, 2007 and 2006, respectively. These amounts have been recorded as reductions or additions to finance expense in those years.

Note 15 – Taxes on Income

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”)

1.	Certain of the Company’s investment programs for the expansion of its production facilities in Israel were granted “approved enterprise” status or qualify for “benefited enterprise” status in accordance with the above Law. As of the date of these financial statements, one benefited investment program is applicable to the Company.

The Company’s investment program is based on the Alternative Benefits track and provides for tax benefits as follows: a zero tax rate on the Company’s undistributed income arising from the profit that is derived from the “approved enterprise”, for a period of two years, starting with the year in which the “approved enterprise”first earns taxable income. The income so derived in the five subsequent years will be subject to tax at a reduced rate of 25%. The tax benefits relating to the “benefited enterprise” program that is applicable to the Company have not yet commenced, and will expire no later than 2016.

Entitlement to the above benefits is conditional upon the Company complying with the conditions stipulated by the Law and the regulations promulgated thereunder, as well as the criteria set forth in the approval for the specific investment in the “benefited enterprise”. In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Company may be required to refund the amount of the cancelled benefits, together with CPI linkage adjustment and interest. See Note 11A2 for a pledge registered in this respect.

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

The Law also grants entitlement to claim accelerated depreciation for tax purposes on machinery and equipment used by the “approved enterprise” or “benefited enterprise”.

Income of the Company not derived from the “approved enterprise” is subject to the regular corporate tax rate, which is 27% in 2008.

Dividends paid out of income derived from an “approved enterprise” (or out of dividends received from a company whose income is derived from an “approved enterprise”) are generally subject to withholding tax at the rate of 15%. The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the Alternative Benefits track will be subject to corporate tax at a rate of 25% in respect of the gross amount of the dividend if the dividend is paid of exempt income derived from its “approved enterprise”.

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

The amendments to the Law does not retroactively apply for investment programs having an “approved enterprise” approval certificate from the Investment Center issued prior to December 31, 2004. Therefore, the amendments do not impact an existing “approved enterprise” which received prior written approval. The new tax regime applies for new “approved enterprise” and for an “approved enterprise”expansions for which the first year of benefits is 2004 or thereafter.

B.	Taxation of employee stock option plans

In respect to employee stock incentive plans, the 2003 Israeli tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% (the “Ordinary Income Route”) or the Company can waive the tax deduction and the employee will pay a reduced tax rate of 25% (the “Capital Gains Route”). Where there is no trustee arrangement, the employee is fully taxed and no tax deduction is allowed to the Company. There are detailed provisions for implementing these tracks. The tax reform’s regulations do not apply for options granted before December 31, 2002. The outstanding options to purchase 10,000 ordinary shares that are currently exercisable, do not qualify for the Capital Gains Route.

C.	Amendments to the Income Tax Ordinance

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) 2005 (the 2005 Amendment).

The 2005 Amendment provides for a gradual reduction in the corporate tax rate in a manner that in 2006 the tax rate was 31%, in 2007 the tax rate was 29%, in 2008 the tax rate was 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 – Taxes on Income (cont’d)

D.	Taxation under Inflationary Conditions

The Israeli Income Tax Law (Inflationary Adjustments) – 1985 (hereinafter –“the Inflationary Adjustments Law”) is effective from the 1985 tax year. The Inflationary Adjustments Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. The various adjustments required by the Inflationary Adjustments Law are designed to achieve taxation of income on a real basis. However, the earnings adjusted according to the Inflationary Adjustments Law are not identical to the earnings reported according to the accounting standards. As a result, differences arise between the reported income in the financial statements and the adjusted income for tax purposes.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20)(Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law is no longer applicable subsequent to the 2007 tax year, except for the transitional provisions whose objectives are to prevent distortion of the income tax calculations.

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

As of December 31, 2008, the Company’s tax loss carryforwards were approximately $16.2 million and Kubatronik’s tax loss carryforwards were $0.8 million.

The Company and Kubatronik’s tax loss carryforwards do not have an expiration date.

F.	Income tax assessments

In Israel, the Company has received final tax assessments through the 1995 tax year. Assessments through the 2004 tax year are considered final due to statute of limitations.

Kubatronik has received final tax assessments through the 2006 tax year.

The Company’s other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 – Taxes on Income (cont’d)

G.	Profit (loss) before income tax expense and minority interest included in the consolidated statements of operations

	Consolidated
	Year ended December 31 2008	Year ended December 31 2007	Year ended December 31 2006

Profit (loss) before income tax expense
and minority interest:
Israel	(2,462)	(347)	1,870
Foreign jurisdiction	15	50	(122)

Total	(2,447)	(297)	1,748

H.	Reconciliation of the theoretical income tax expense to the actual income tax expense

A reconciliation of the theoretical income tax expense (benefit), assuming all income (loss) is taxable at the statutory rates applicable in Israel, and the actual income tax expense (benefit), is as follows:

	Consolidated
	Year ended December 31 2008	Year ended December 31 2007	Year ended December 31 2006

Income (loss) before income taxes as reported in the
consolidated statements of operations	(2,447)	(297)	1,748

Statutory tax rates	27%	29%	31%

Theoretical tax expense (benefit) calculated	(661)	(86)	542

Differences between the definition of capital and
assets for tax purposes, goodwill impairment and other	299	(556)	(732)
Change in valuation allowance	365	641	366
Foreign tax rate differential in subsidiaries	(3)	1	(18)

Total	661	86	(384)

Income tax expense	-	-	158

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

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	Consolidated
	December 31 2008	December 31 2007

Deferred tax assets:

Tax loss carryforwards (in Israel)	4,060	3,566
Tax loss carryforwards (outside Israel)	235	227
Severance benefits	51	18
Vacation pay	278	259
Allowance for doubtful accounts	144	153

Total gross deferred tax assets	4,768	4,223

Less valuation allowance	(3,943)	(3,578)

Net deferred tax assets	825	645

Deferred tax liabilities:

Fixed assets - differences in depreciation	(825)	(645)

Total gross deferred tax liabilities	(825)	(645)

Net deferred tax assets	-	-

The valuation allowance for deferred tax assets as of January 1, 2007 and 2006, was $2,937 and $2,571, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2008, 2007 and 2006, was an increase of $365, $641 and $366, respectively. The valuation allowance at 2008 and 2007 was primarily related to domestic and foreign net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 – Taxes on Income (cont’d)

J.	Accounting for uncertainty in income taxes

The Company and Kubatronik adopted the provisions of FIN 48 on January 1, 2007. As a result, the Company and its subsidiaries did not record any cumulative effect adjustment related to adopting FIN 48.

For the 12-month periods ended December 31, 2008 and 2007, the Company and its subsidiaries did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company files its income tax return in Israel and Kubatronik files its income tax return in Germany. The Israeli tax returns of the Company are open to examination by the Israeli Tax Authorities for the tax years beginning in 2005 while the German tax returns of Kubatronik remain subject to audit for the tax years beginning in 2007.

Note 16 – Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, trade and other receivable, bank deposits, other current assets, short-term bank credit, trade and other payables and, derivative instruments and accounts payable.

The Company is exposed to credit, interest and currency risks in the ordinary course of business. The Company uses derivative instruments in order to reduce the exposure to currency risks.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

For cash and cash equivalents, trade and other receivables, bank deposits, other current assets, short-term bank credit, trade and other payable, the carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

The fair value of the Company’s derivative instrument as stated in Note 3 is based on quoted market prices totals $ 0 as of December 31, 2008, and generated a loss of $ 129 for the year then ended.

The fair value of the option as described in Note 1A calculated based on the Binomial model on a recurring basis totals $ 187 as of December 31, 2008 and generated a loss of $ 136 for the year then ended. Significant inputs used in this model use Kubatronik’s fair value as discussed below under the fair value impairment.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 16 – Financial Instruments and Risk Management (cont’d)

Long-term bank loans (including current maturities of bank loans) as stated in Note 9 in the amount of $ 4,758 as of December 31, 2008, are stated at amortized cost plus accrued interest. The fair value of these liabilities to banks assuming current market inputs as of December 31, 2008 for similar loans is $ 4,416.

Fair Value Hierarchy

FASB Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

—	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

—	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

—	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

None of the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008, were measured using significant unobservable inputs (Level 3) as defined in Statement 157 for the year ended December 31, 2008, except for the fair value of the option as described in Note 1A which is calculated based on the Binomial model.

The financial statements as of and for the year ended December 31, 2008 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of Statement 157, except for goodwill that was subject to impairment as of December 31, 2008. The impairment amount was based on a valuation for the reporting unit for which goodwill was allocated to. The fair value was determined by using the income approach. This method utilized a forecast of expected cash inflows and cash outflows. As described in Note 6, goodwill amounted to $554 and $1,009 as December 31, 2008 and 2007, respectively and a goodwill impairment of $ 379 was charged in 2008 to operating expenses in the statement of operations and an amount of $ 76 was charged to foreign currency translation adjustments in accumulated other comprehensive income.

All nonrecurring fair value measurements for 2008 involved nonfinancial assets and liabilities, if any, and the Company will not adopt the provisions of Statement 157 for nonrecurring fair value measurements involving nonfinancial assets and nonfinancial liabilities, if any, until January 1, 2009.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 17 – Related Party Balances and Transactions

The Company carries out transactions with related parties as detailed below. The Company’s principal shareholder is also the principal shareholder of an affiliated supplier. The Company’s transactions with related parties are carried out on an arm’s-length basis.

A.	Balances with related parties

	December 31
	2008	2007
	US$ thousands	US$ thousands

Trade accounts payable	561	685

B.	Transactions with related parties

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

Cost of revenues (*)	1,628	1,940	2,001
Rent expenses	111	107	98

(*) The Company's purchases from such supplier accounted for 11.3%, 15.0% and 15.2% of its raw material costs in 2008, 2007 and 2006, respectively.

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD. By: /s/ Arieh Reichart —————————————— Arieh Reichart President and Chief Executive Officer

By: /s/ Amnon Shemer —————————————— Amnon Shemer Vice President, Finance and Chief Financial Officer

Dated: April 30, 2009