Form 20-F
period 2009-12-31
ELTEK LTD
filed 2010-05-13
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

6,610,107 Ordinary Shares, par value NIS 0.6 per share (as of December 31, 2009)

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

Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐   No  ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8, File No. 333-123559.

INTRODUCTION

Eltek Ltd., incorporated in 1970 under the laws of the State of Israel, manufactures, markets and sells custom made printed circuit boards, or PCBs, including high density interconnect, or HDI, multi-layered and flex-rigid boards for the medical technology, defense and aerospace, industrial equipment and telecommunications industries.  Our principal customers include manufacturers of medical, defense, aerospace, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market.  In June 2002, we acquired our majority-owned European manufacturing and marketing subsidiary, Kubatronik Leiterplatten GmbH, or Kubatronik, located in Geislingen, Germany.  In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing in the North American market.  In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.  As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

Our functional currency is New Israeli Shekel, or NIS, while our reporting currency is the U.S. dollar.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP and our reporting currency is the U.S. dollar.  The consolidated financial statements appearing in this annual report are translated into U.S. dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into U.S. dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of December 31 of each year ($1.00= NIS 3.775 as of December 31, 2009, as published by the Bank of Israel), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

TABLE OF CONTENTS
Page No.
PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	4
D.	Risk Factors	4
ITEM 4.	INFORMATION ON THE COMPANY	14
A.	History and Development of the Company	14
B.	Business Overview	15
C.	Organizational Structure	19
D.	Property, Plants and Equipment	19
ITEM 4A.	UNRESOLVED STAFF COMMENTS	20
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	20
A.	Operating Results	20
B.	Liquidity and Capital Resources	27
C.	Research and Development, Patents and Licenses	29
D.	Trend Information	30
E.	Off-Balance Sheet Arrangements	30
F.	Tabular Disclosure of Contractual Obligations	30
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	31
A.	Directors and Senior Management	31
B.	Compensation	35
C.	Board Practices	35
D.	Employees	41
E.	Share Ownership	42
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
A.	Major Shareholders	44
B.	Related Party Transactions	46
C.	Interests of Experts and Counsel	46
ITEM 8.	FINANCIAL INFORMATION	46
A.	Consolidated Statements and Other Financial Information	46
B.	Significant Changes	47
ITEM 9.	THE OFFER AND LISTING	47
A.	Offer and Listing Details	47
B.	Plan of Distribution	48
C.	Markets	48
D.	Selling Shareholders	48
E.	Dilution	49
F.	Expense of the Issue	49

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

Effective as of January 1, 2007, our consolidated financial statements are prepared in accordance with U.S. GAAP and our reporting currency is the U.S. dollar.  For periods prior to December 31, 2006, our consolidated financial statements were prepared in NIS, and in accordance with generally accepted accounting principles in Israel with a reconciliation to U.S. GAAP.  The consolidated financial statements for prior periods presented have been restated and are presented in accordance with U.S. GAAP.

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2005 to 2009.  The selected consolidated financial data as of December 31, 2009 and 2008 and for each of the three years ended December 31, 2009, 2008 and 2007 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  The selected consolidated financial data as of December 31, 2006 and for the years ended December 31, 2006 and 2005 have been prepared in accordance with U.S. GAAP, and have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. The selected consolidated financial data as of December 31, 2005 have been prepared in accordance with Israeli GAAP, which were reconciled to U.S GAAP for presentation purposes in the following table to conform to the presentation of the subsequent years, and have been derived from our previously published audited consolidated financial statements, which are not included in this annual report.  The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	($ and share data in thousands, except per share data)

Revenues	$36,442	$43,138	$37,476	$39,045	$32,177
Cost of revenues	(30,882)	(37,282)	(31,879)	(30,557)	(25,638)
Gross profit	5,560	5,856	5,597	8,488	6,539
Research and development (expenses) income, net	--	100	(74)	(154)	(144)
Selling, general and administrative expenses	(6,016)	(7,199)	(5,683)	(5,580)	(4,409)
Impairment on goodwill	--	(379)	--	(473)	--
Total operating expenses	(6,016)	(7,478)	(5,757)	(6,207)	(4,553)
Operating profit (loss)	(456)	(1,622)	(160)	2,281	1,986
Financial expenses, net	(424)	(826)	(145)	(538)	(592)
Other income, net	4	1	8	5	23
Profit (loss) before income tax expense	(876)	(2,447)	(297)	1,748	1,417
Income tax expense	(34)	--	--	(158)	--
Net profit (loss)	(910)	(2,447)	(297)	1,590	1,417
Net profit (loss) attributable to noncontrolling interest	30	1	(4)	60	49
Net profit (loss) attributable to Eltek Ltd. shareholders	(880)	(2,446)	(301)	1,650	1,466
Basic net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders	(0.13)	(0.37)	(0.05)	0.29	0.26
Diluted net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders	(0.13)	(0.37)	(0.05)	0.24	0.22
Weighted average number of ordinary shares used to compute basic net profit (loss) per ordinary share	6,610	6,610	6,247	5,617	5,575
Weighted average number of ordinary shares used to compute diluted net profit (loss) per ordinary share	6,610	6,610	6,247	6,954	6,785

CONSOLIDATED BALANCE SHEETS DATA:

	As at December 31,
	2009	2008	2007	2006	2005
	($ and share data in thousands)
Working capital (deficit)	(1,984)	(1,881)	733	1,689	(983)
Total assets	23,771	25,453	29,182	24,108	20,012
Long-term liabilities	4,057	3,970	5,631	4,255	2,635
Total Eltek Ltd. shareholders’ equity	4,829	5,629	8,074	7,275	4,929
Number of issued and outstanding shares	6,610	6,610	6,610	5,624	5,603

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

We incurred operating losses in the last three fiscal years and we may not be able to achieve and sustain profitable operations in the future.  Even if we return to profitability, our future net income may not offset our cumulative losses.  Our losses in 2009 are primarily attributable to the decline in revenues, mainly as a result of the global economic crisis.  Our losses in 2008 are primarily attributable to the depreciation of the U.S. dollar against the NIS, which adversely affected the NIS value of our U.S. dollar denominated revenues, the decline in sales in the last quarter of 2008 arising from the reduction in capital spending by our customers in reaction to the turmoil in the global marketplace and a goodwill impairment loss that we incurred in such period.  In past years, our losses were also attributable to increased costs for raw materials, increased energy costs, increased other manufacturing expenses and competition from other manufacturers.  To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

Continuing unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The recent crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  If the economies in any part of the world weaken further, the demand for our products may decrease as a result of continued constraints on capital spending by our customers.  In addition, this could result in longer sales cycles, slower acceptance of new products and increased competition for our products, which in turn could cause us to reduce prices for our products resulting in reduced gross margins.  Furthermore, the value of our investment in Kubatronik may decrease further as a result of the weak economy and as a result, we may record additional goodwill impairment losses in the future.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States or Europe or other key markets deteriorate further, our business, operating results and financial condition may be materially adversely affected.

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

The global PCB industry is highly fragmented and intensely competitive.  It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. and Melta Ltd. as well as with major international PCB exporters, mainly from South-East Asia, Europe and the United States.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG  (Austria), Dyconex  and Cicor (Switzerland), Invotec (United Kingdom), Printca (Denmark), Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the United States market we mainly compete with DDI Corp, KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and TTM Technologies Inc.  Many of these competitors have significantly greater financial and marketing resources than us.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose significant market share.

Our quarterly operating results fluctuate significantly.

Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate significantly in the future.  Our future operating results will depend on many factors, including (but not limited to) the following:

•	the size and timing of significant orders and their fulfillment;

•	demand for our products and the mix of products purchased by our customers;

•	competition with our products;

•	plant utilization;

•	fluctuations in foreign currency exchange rates, primarily the NIS against the U.S. dollar and the Euro;

•	manufacturing yield;

•	timing of expenditures based on projections of future sales;

•	availability of raw materials;

•	timing to repair or replace any malfunctioning manufacturing equipment;

•	the length of our sales cycles;

•	changes in our strategy;

•	the number of working days in the quarter;

•	changes in seasonal trends; and

•	general domestic and international economic and political conditions.

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

Quarterly sales and operating results are also difficult to forecast because quarterly sales and results are dependent, almost exclusively, on the volume and timing of orders during the quarter and our customers generally operate with a short delivery cycle and expect delivery of a significant portion of our production within 5 to 20 working days.  The delivery of such orders is subject to the number of available working days during the quarter, which can fluctuate significantly from quarter to quarter due to holidays and vacations.  Certain prototype and pre-production runs require even shorter turn-around times stemming from customers’ product launches and design changes.  In addition, there might be sudden increases, decreases or cancellations of orders for which there are commitments, which further characterize the electronics industry and the companies that operate in it.  The industry practice is to make such changes without any penalties, except for the time and materials expended on the order.

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

In the years ended December 31, 2009, 2008 and 2007, our ten largest customers accounted for 54%, 50% and 52% of our revenues, respectively, of which one customer (consisting of two affiliated companies) accounted for 13.3%, 15.7% and 15.2% of our total revenues, respectively.  We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.  If we are unable to retain our key customers or if we are unable to attract sufficient new business to compensate for the loss of any of our key customers, our results of operations and financial condition would be adversely affected.

We are subject to environmental laws and regulations.  Compliance with those laws and regulations requires us to incur costs and we are subject to fines or other sanctions for non-compliance

Our operations are regulated under various environmental laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials.  Compliance with these laws and regulations is a major consideration for PCB manufacturers because metals and chemicals classified as hazardous substances are used in the manufacturing process.  Since May 2003, our environmental management system has been ISO 14001 certified.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.  If, in the future, we are found to be in violation of environmental laws or regulations, we could be liable for damages, costs of remedial actions, may be subject to criminal prosecution including a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.  Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation.  A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

The cost of compliance with environmental laws and regulations depends in part on the requirements in such laws and regulations and on the method selected to implement them.  If new or more restrictive standards are imposed, the cost of compliance could be very high and have an adverse impact on our revenues and results of operations if we cannot recover those costs through the rates that we charge our customers.

We are subject to claims and litigation relating to environmental matters.  If we are found to be in violation of environmental laws, we could be liable for damages and costs of remediation and may be subject to a halt in production, which may adversely affect our business, operating results and financial condition.

On August 25, 2009, we received a notice from the Petach Tikva Municipality claiming that random automatic wastewater sampling in proximity of our plant indicates high levels of metal concentrations which exceed the amounts permitted by law.  The Municipality requested our explanations to such alleged violation and further informed us that its environmental department has determined that it shall initiate procedures against any plant that is not in compliance with the permitted concentrations.  On September 16, 2009, we sent a letter to the Municipality explaining that we have been investing extensive funds and resources each year in order to comply with all environmental legal requirements.  We further indicated that we have been and are still engaged in several projects to reduce salt and metal concentrations in our plant wastewater and that we constantly update our procedures with respect to environmental matters.  In addition, we have proposed to collaborate with the Municipality and conduct mutual tests to ensure maximum protection of the environment.  To date, we have not received any response from the Municipality to our letter dated September 16, 2009.  If we are found to be in violation of environmental laws, we could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.

On May 4, 2010, we received a notice from the Rishon Le-Zion Magistrate’s Court that the Public Council for the Prevention of Noise and Pollution in Israel, or the Public Council, has filed a lawsuit against us and certain of our directors regarding several alleged environmental damages caused by us with respect to our release of industrial waste water.  The Public Council is a public organization established to promote issues concerning quality of life and the environment and is legally authorized to act to preserve the public interest, including the right to file lawsuits to such extent.  We have 30 days to file a statement of defense.  In its claim, the Public Council is seeking to compel us: (i) to disconnect from the municipal sewer system and to refrain from discharging contaminated wastewater into the sewer system; (ii) until the requested repairs are completed, to dispose of  the wastewater that is allegedly being disposed of in a manner that does not comply with legal standards to a permitted site and to allow the Public Council’s representatives to inspect such disposal; (iii) to refrain from discharging wastewater into the municipal sewer system until receipt of the Public Council’s approval or an approval from the Israeli Ministry of Environment that we have conducted the required repairs in order to conform the quality of the wastewater to legal requirements; (iv) to enable the Public Council’s representatives to visit our plant and to inspect the quality of the wastewater that is discharged into the municipal sewer system; (v) to pay all legal expenses and to be responsible for the Public Council’s legal counsel’s fee.  Alternatively the Public Council requested the Court to provide any legal remedy it deems appropriate under the circumstances and in its discretion.  At this preliminary stage it is impossible for us to estimate the lawsuit’s outcome or impact on our financial results.  If the court rules against us, we could be liable for costs and expenses of remedial actions and may be forced to halt production until the alleged violations are remediated.  The impact of such actions could have a material adverse affect on our financial condition and results of operations.

We may not succeed in our efforts to expand into the U.S. defense market, and if we are unsuccessful our investments may be lost and our 2010 budget and future revenues and profitability would be adversely affected.

In January 2009, we received International Traffic in Arms Regulations registration from the U.S. Department of State, which certifies us to sell our PCBs to the U.S. defense market.  Our business plan and budget for the year 2010 assume an increase in revenues to the U.S. defense market based on our receipt of this certification.  However, our efforts to enter into to the U.S. defense market may not succeed and this may not become a substantial market for us.  If we are unsuccessful in such efforts, our investments may be lost and our 2010 budget and future revenues and profitability would be adversely affected.

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

We currently obtain our key raw materials from a select number of suppliers.  We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all.  Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products.  As the majority of PCB manufacturing is centered in the Far East, raw material suppliers may focus their attention and give higher priority to manufacturers in the Far East, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time.  During the years ended December 31, 2009, 2008 and 2007, our purchases from one supplier accounted for 15.9%, 11.3% and 15.0% of our total consolidated raw material costs, respectively.  We may not be able to identify and integrate alternative sources of supply in a timely fashion.  Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.  Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

We are based in Israel and Germany and generate a large percentage of our sales in Europe and North America.  Our sales in Europe for the years ended December 31, 2009, 2008 and 2007 accounted for 26.4%, 30.6% and 36.3% of our consolidated revenues, respectively, of which 11.3%, 13.6% and 12.2% was generated in Germany, respectively.  Our sales in North America for the years ended December 31, 2009, 2008 and 2007 accounted for 20.0%, 15.7% and 11.6% of our consolidated revenues, respectively.  We intend to increase our business in the United States, including sales to U.S. military contractors.  However contracts with U.S. military agencies, as well as military equipment manufacturers in Europe, are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

International operations are subject to inherent risks, including the following:

•	the impact of possible recessionary environments in multiple foreign markets;

•	changes in regulatory requirements and complying with a wide variety of foreign laws;

•	tariffs and other trade barriers;

•	the imposition of exchange or price controls or other restrictions on the conversion of foreign currencies;

•	difficulties and costs of staffing and managing foreign operations; and

•	political and economic instability.

Our results of operations may be harmed by currency fluctuations.

Our reporting currency is the U.S. dollar.  Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros.  As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition.  The NIS value of our U.S. dollar and Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 9.4% higher in 2009 than 2008 and the average exchange rate for the NIS against the Euro was 3.8% higher in 2009 than 2008, which had a positive impact on our operating results in 2009.  The average exchange rate for the NIS against the dollar was 12.7% lower in 2008 than in 2007 and the average exchange rate for the NIS against the Euro was 6.4% lower in 2008 than 2007, which had a significant adverse effect on our operating results in 2008.

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

We believe that the acquisition of and the investment in new subsidiaries could assist us in reaching our goals of focusing on the high end flex-rigid and specialty PCB market, and in expanding our exports mainly into Europe and the United States.  Any acquisition or investment would present risks commonly encountered in the acquisition of or investment in other businesses.  The following are examples of such risks, one or more of which may apply to any such acquisition or investment:

•	difficulty in combining the technology, operations or work force of the acquired business;

•	adverse effects on our reported operating results due to the amortization or write-down of intangible assets associated with acquisitions;

•	diversion of management attention from running our existing business; and

•	increased expenses, including compensation expenses resulting from newly-hired employees.

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

Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors:

•	the timing of orders and deliveries;

•	the purchase of new equipment;

•	the build-up of inventories;

•	the payment terms offered to our customers;

•	the payment terms offered by our suppliers; and

•	approval of the current or additional lines of credit and long-term loans from banks.

As of December 31, 2009, we had revolving lines of credit aggregating $ 4.4 million with our banks, all of which was utilized as of such date.  As of December 31, 2009, we also had $3.7 million of long-term loans.  These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate the repayment of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.6 million) or 17% of our consolidated total assets.  For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums).  As of December 31, 2009, we were not in compliance with such covenants.  However, in April 2010, the bank granted us a waiver, stating that the bank would not take any measures against us arising from the breach of such covenants until the release of our financial statements for December 31, 2010, at which time we must return to compliance.  The bank further clarified that our compliance with the financial covenants would be measured annually based on the audited financial statements for December 31, each year.  Financial covenants in respect of our credit facilities and long-term debt with another bank require us to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 24.0 million ($6.4 million) or 23% of our total assets (on a non-consolidated basis).  As of December 31, 2009, we were not in compliance with such covenants. However, in April 2010, the bank granted us a waiver, reducing the covenants for the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums) to NIS 16 million ($4.2 million) or 17% of our total assets (on a non-consolidated basis).  The bank further clarified that our compliance with the financial covenants would be measured annually based on the audited financial statements for December 31, each year.  The foregoing NIS amounts have been translated for convenience into U.S. dollars at the representative rate of exchange on December 31, 2009 of $1.00= NIS 3.775, as published by the Bank of Israel.   We may not be able to maintain compliance with such covenants in the future.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	announcements by governmental or regulatory authorities of significant investigations or proceedings against us;

•	additions or departures of key personnel;

•	changes in our cost structure due to factors beyond our control, such as new laws or regulations relating to environmental matters and employment;

•	future sales of our ordinary shares;

•	general stock market price and volume fluctuations; and

•	devaluation of the dollar against the NIS.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.0 threshold requirement for continued trading.  In 2009, the price of our ordinary shares ranged from $0.66 (low) to $1.70 (high).  The closing price of our ordinary shares on May 10, 2010, was $1.66 per share.  If we fail to meet the minimum bid price requirement, our share may be delisted from the NASDAQ Capital Market.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  Since September 2000, there has been an increase in unrest and terrorist activity in Israel of varying levels of severity.  In recent years, there has been an escalation in violence among Israel, Hamas, Hezbollah, the Palestinian Authority and other groups.  There were extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006.  Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along Israel’s border with the Gaza Strip.  Hamas launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008 and January 2009.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon or Iran may have a material adverse effect on our business, financial conditions and results of operations.

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

We design and develop innovative manufacturing solutions pursuant to complex interconnect requirements of original equipment manufacturers, and provide our customers with a wide range of custom designed PCBs, including complex rigid, double-sided and multi-layer PCBs as well as flexible circuitry (flex and flex-rigid boards) made of several types of high-performance base material.  To complement our quick-turnaround, prototype, pre-production and low to medium volume production capability and provide our customers with single source service, we also act as an agent for the importation of PCBs from the Far East when customers require high volume production runs, although such activity was not significant in 2009.

In July 2000, we adopted a plan to create the capacity and capability to offer our customers the new state-of-the-art PCB technology known as high density interconnect, or HDI.  This technology enables manufacturers to produce PCBs with line width and spaces as narrow as 3-4 mils and hole diameters of 8 to 10 mils (1 mil=0.001 inch).  We began to supply PCBs utilizing the HDI technology to select customers in August 2000 and since such time have focused our efforts on HDI PCBs.  In 2009, we continued to focus on the sale of flex-rigid HDI PCBs and PCBs made with high performance base materials.  Such products accounted for approximately $27 million, or 74% of our total sales, in the year ended December 31, 2009 as compared to approximately $31 million, or 73% of our total sales, in the year ended December 31, 2008 and approximately $27 million, or 72% of our total sales, in the year ended December 31, 2007.

In June 2002, we acquired 76% of Kubatronik, a privately held German PCB manufacturer, for approximately Euro 2.6 million ($2.4 million as of the date of acquisition).  The remaining 24% of Kubatronik is held by Mr. Alois Kubat, its founder and General Manager at that time.  Pursuant to the acquisition agreement (as amended), prior to December 31, 2012 (which period is automatically extended for additional consecutive two-year periods unless otherwise notified in writing by either party upon at least six months prior notice), Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining 24% interest in Kubatronik.  The price for Mr. Kubat’s remaining holdings in Kubatronik under the put option is Euro 552,000 ($796,000).  The price for Mr. Kubat’s remaining holdings in Kubatronik under the call option is Euro 582,000 ($840,000).  Under U.S. GAAP, such an arrangement gives rise to a derivative instrument, which must be marked to market every reporting period.  Kubatronik specializes in manufacturing short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  Its customers include companies engaged in the production of industrial, defense, aerospace, telecom, networking, computer and data storage equipment, as well as contract electronic manufacturers.  This acquisition facilitated our entry into the German market, while complementing our other relationships throughout the rest of Europe.

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

During the three years ended December 31, 2009, we invested approximately $6.6 million in the expansion of our facilities and infrastructures and purchase of equipment.  In 2010, we expect to invest approximately $500,000 in capital expenditures, primarily for our operations in Israel, mainly in manufacturing equipment to upgrade our technological capabilities.  We intend to finance these expenditures with bank loans, suppliers’ credit and from operational cash flow; however, any such external financing may not be available, or, if available, may not be on terms favorable to us.

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

PCB manufacturers can generally be classified based on two parameters, product sophistication and service sophistication.  Product sophistication is evident in the capability of a PCB manufacturer to offer products with higher layer counts and more complex construction, as well as in the line width and the spacing of lines on the circuit boards.  The state-of-the-art HDI technology enables manufacturers to produce PCBs with line width and spaces as narrow as 3-4 mils and hole diameters of 6 to 10 mils.

Manufacturing and Engineering Processes

In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness.  During the three years ended December 31, 2009, we invested approximately $ 4.0 million in machinery and equipment for that purpose.

Manufacturing Capabilities.  We have the capability to manufacture PCBs with layer counts in excess of 36 layers, blind and buried vias and designs using materials as thin as 0.001 inches.  We established our HDI advanced capabilities after a two-year period of research and development, followed by a significant investment in HDI production capacity.  In August 2000, we began to supply HDI products to selected customers.  We are able to produce short runs of five to 30 units of simple type PCBs within three to five working days, and a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits.  During 2007, we applied new technologies to enable us to manufacture “via-in-pad” multilayer PCBs, microvia filling, through hole via filling and copper overplating.  These technologies enable us to offer our customers solutions and participate in bids in which we were not able to participate in the past.  We are continuing to develop this technology to comply with new specifications and requirements of our customers and potential customers.  In the year ended December 31, 2009, approximately 24% of our manufactured products were ordered for delivery in less than 20 working days, of which approximately 5% were ordered for delivery within six to ten working days and approximately 3% in five or less working days.

Computer Aided Design/Computer Aided Manufacturing (CAD/CAM).  We utilize a state-of-the-art CAD system developed by Frontline PCB Solutions Ltd., an Israeli-based company jointly owned by Orbotech Ltd. and Valor Ltd., and can receive CAD data by electronic data transmission.  Our CAD workstations perform design rule checks on transmitted designs, incorporate any customer-specific design modifications and perform manufacturability enhancements that increase PCB quality.

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

Quality, Environmental and Safety Standards.  Our quality management system has been ISO 9001:2000 certified since July 2002 (and prior to such date, was ISO 9002 certified from January 1995).  Such certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards.  We have obtained United States Department of Defense Qualified Product List approval (MIL-PRF-55110F and MIL-P-50884D) for our products.  Since 1976, our rigid glass epoxy (FR4 and FR5) and flex-rigid boards have been UL 94V-0 certified by Underwriters Laboratories Inc. (a standards organization that offers product safety testing and certification of product safety).  Our environmental management system has been ISO 14001:2004 certified since 2005 (and prior to such date was ISO 14001 certified from 2003).  We are OHSAS 18001 certified for occupation health and safety management systems since December 2007.  In November 2009, we became certified to the AS 9100 quality management standard for the aerospace industry.

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2009, 2008 and 2007, the primary industries for which we produced PCBs were defense and aerospace equipment (48%, 42% and 37% of production, respectively), medical equipment (20%, 23% and 25% of production, respectively), industrial equipment (15%, 20% and 19% of production, respectively) and telecom and networking equipment (4%, 5% and 6% of production, respectively), and to a lesser degree we produce PCBs for contract electronic manufacturers, distributors and others (13%, 10% and 13% of production, respectively).

Customers.  During the year ended December 31, 2009, we provided PCBs to approximately 50 customers in Israel and approximately 100 customers outside of Israel (including Kubatronik’s customers).  Our customers outside of Israel are located primarily in Germany, France, Italy, the Netherlands, Scandinavia and the United States.  Sales to non-Israeli customers were $19.4 million (53.2% of revenues) for the year ended December 31, 2009, $22.2 million (51.6% of revenues) for the year ended December 31, 2008 and $19.0 million (50.6% of revenues) for the year ended December 31, 2007.

In the years ended December 31, 2009, 2008 and 2007 our ten largest customers accounted for 54%, 50% and 52% of our revenues, respectively, of which one customer (consisting of two affiliated companies) accounted for 13.3%, 15.7% and 15.2% of our total revenues, respectively.  We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and agreements with PCB trading and manufacturing companies.  Our sales personnel currently consist of 11 persons, of which six persons are in Israel, two persons are in the United States employed by our U.S. subsidiary, Eltek USA Inc., one person is employed by our European subsidiary, Eltek Europe GmbH, and two persons are employed by our German subsidiary, Kubatronik, and we also have sales representatives in Germany and Sweden.  In the Netherlands and Italy PCB trading and manufacturing companies act as distributors of our products.  In the United States we market and sell our products through our U.S. subsidiary, as well as through 11 independent local sales representatives and a PCB manufacturing company.  In India we market our products through a local sales agent.  We maintain technical support services for our customers world-wide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of nine persons, of which five persons are in Israel, one person is in the United States employed by our U.S. subsidiary, Eltek USA Inc and three persons are employed by our German subsidiary, Kubatronik.

Our strategy is to focus on the high end of the PCB market, mainly in flex-rigid PCBs, in which margins are better.  We are currently focusing our marketing efforts on the defense and medical industries.  To penetrate the U.S. defense market, we applied for International Traffic in Arms Regulations, or ITAR, registration from the U.S. Department of State, Bureau of Political-Military Affairs, which we received in January 2009.  ITAR regulates the manufacture, export and transfer of defense articles, information and services.  ITAR is a set of U.S. government regulations that controls the export and import of certain defense-related articles and services.  The regulations restrict sensitive information and technologies only to be shared with U.S. persons, unless special approval is acquired.  To qualify for ITAR registration, we met strict requirements for corporate structure, security, record keeping and procedures to allow us to sell our PCBs for use in U.S. defense products.  In November 2009, we became certified to the AS 9100B quality management standard for the avionic industry in order to strengthen our position in the avionic and aerospace market in the United States and Europe.

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

During 2005 and 2006, the significant increase in oil and energy costs and commodity prices (such as copper, gold and glass fibers) put pressure on our suppliers to increase their prices for most of our principal raw materials.  From 2007 through 2009, the prices stabilized, but we expect prices to increase in 2010.  During recent years, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers, however we may not continue to be successful in such negotiations in the future.  We have also faced pressure to raise our prices for our products to compensate for these price increases and although we have managed to date to maintain our sales prices with moderate price increases, we may not be able to so in the future.  Future price changes for raw materials may materially affect our future profitability.

Competition

The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue.  It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid multi-layer PCBs.  In the Israeli market we mainly compete with Melta Ltd. and PCB Technologies Ltd., as well as with major PCB exporters, mainly from the Far East, United States and Europe.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Invotec (United Kingdom), Printca (Denmark), Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the United States market we mainly compete with DDI Corp, Endicott Interconnect Technologies Inc, KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and TTM Technologies Inc,.  Many of these competitors have significantly greater financial, technical and marketing resources than us.  Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose market share and reduce prices.

Environmental Matters

Since May 2003, our environmental management system has been ISO 14001 certified.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

PCB manufacturing requires the use of metals and chemicals classified as hazardous substances.  Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems.  We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities.  There is no assurance, however, that violations will not occur in the future.  We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations.  Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial.  Environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption.  Over the years, we have undertaken various actions to reduce the use of water in our manufacturing facilities.  In 2008 and 2009, we invested in improving our effluent wastewater treatment system to lower the amounts of inorganic salts in the discharged water.  All our actions were coordinated with the Israeli Ministry of Environment and in August 2008, we received a waiver for a period of two years that enables us to increase the amount of minerals disposed of by wastewater.  During 2010, we expect to invest in reducing the amount of metal concentrations in our wastewater. A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

For information regarding environmental claims, see Item 8A. “Financial Information – Consolidated and Other Financial Information – Legal Proceedings.”

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

D.           Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five year term upon six months prior notice.  In the year ended December 31, 2009, we recorded $722,000 of rent expenses for these premises.

Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany.  The lease for the facilities expires on June 30, 2013.  In the year ended December 31, 2009, Kubatronik paid an aggregate of approximately 72,000 Euro ($101,000) in rent for these premises.

We also lease office space in New Hampshire for our U.S. subsidiary.  The lease for the facilities expires on November 30, 2011 and we have an option to extend the lease for an additional two years period, upon three months prior notice.  In the year ended December 31, 2009, we paid an aggregate of $16,500 in rent for these premises.

Leased Equipment

We lease manufacturing equipment under one operating lease agreement, pursuant to which as of December 31, 2009 we were obligated to pay a total amount of $420,000 through March 2015.  Our monthly lease expense under this agreement is $7,000.

Kubatronik leases manufacturing equipment under three operating lease agreements, which as of December 31, 2009 required us to pay a total of 185,771 Euros ($267,790) through March 2013.  Our monthly lease expense under these two agreements is approximately 5,293Euros ($7,410).

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

We have developed a work plan for 2010 which, if its results are achieved, would facilitate compliance with our financial covenants with the banks at December 31, 2010.  The budget is based on the assumption that our revenues will increase in 2010, partly due to the improvement in the electronics industry and the PCB industry in particular following the global crisis, which started in the fourth quarter of 2008, the ripening of our marketing efforts in the United States and Europe and our receipt of the International Traffic in Arms Regulations Registration from the U.S. State Department, which certifies us to sell certain products to the U.S. defense market.  Our budget is also based on a reduction of costs, partly due to a manufacturing program that we have implemented, which includes efficiency measures such as reduced headcount and improved yield.  The budget is based on a U.S. dollar/NIS exchange rate of $1 = NIS 3.7, which has remained fairly stable over the past several months.  Although we anticipate that we will be in compliance with such covenants at December 31, 2010, our ability to be in compliance is dependent on factors that are out of our control, such as the stability of the U.S. dollar/NIS exchange rate, the demand for our products, including the impact of changes in customer buying, conditions in the PCB industry, our manufacturing process and other factors detailed in Item 3D “Key Information - Risk Factors.”  Therefore, we cannot assure compliance with such covenants in the future nor that our financial condition will not worsen.

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

Inventories

Inventories are recorded at the lower of cost or market value.  Cost is determined on the weighted average basis for raw materials, and on the basis of actual manufacturing costs for work-in-progress and finished goods.

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

Impairment in Value of Assets

We account for long-lived assets and certain intangible assets in accordance with the provisions of the Financial Accounting Standards Board, or the FASB, Accounting Standards Codification, or ASC, Subtopic 360-10, “Property, Plant, and Equipment - Overall” (previously FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”).  FASB ASC Subtopic 360-10 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or the asset group.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination.  Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB SFAS No. 142, “Goodwill and Other Intangible Assets.”  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value.  An indication of goodwill impairment exists if the fair value of the reporting unit is less than its carrying value, and the enterprise must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB SFAS No. 141, “Business Combinations.” The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.  Fair value of the reporting unit is determined using a discounted cash flow analysis.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  We have concluded that as at December 31, 2009, we did not have any reporting units that were at risk of failing step one of the goodwill impairment test.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2009	2008	2007
Revenues	100.0%	100.0%	100.0%
Cost of revenues	(84.7)	(86.4)	(85.1)
Gross profit	15.3	13.6	14.9
Research and development (expenses) income, net	0.0%	0.2	(0.2)
Selling, general and administrative expenses	(16.5)	(16.7)	(15.1)
Impairment on goodwill		(0.9)	--
Total operating expenses	(16.5)	(17.4)	(15.3)
Operating profit (loss)	(1.2)	(3.8)	(0.4)
Financial expenses, net	(1.2)	(1.9)	(0.4)
Other income, net	*	*	*
Profit (loss) before income tax expense and non controlling interest	(2.4)	(5.7)	(0.8)
Income tax expense	(0.1)	--	--
Net profit (loss)	(2.5)	(5.7)	(0.8)
Net profit (loss) attributable to non controlling interest	(0.1)	*	*
Net loss attributed to shareholders	(2.4)	(5.7)	(0.8)
___________________
* Less than 0.1%

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Revenues decreased by 15.5% to $36.4 million for the year ended December 31, 2009 from $43.1 million for the year ended December 31, 2008.  The decrease in revenues is primarily attributable to the impact of the global economy slowdown.

Cost of Revenues.  Cost of revenues decreased by17.2% to $30.9 million for the year ended December 31, 2009 from $37.3 million for the year ended December 31, 2008.  The decrease in cost of revenues is primarily attributable to the decrease in revenues and the depreciation of the NIS against the U.S. dollar in 2009, which decreased the U.S. dollar value of our NIS denominated expenses.  Cost of revenues as a percentage of revenues decreased by 1.7% to 84.7% for the year ended December 31, 2009 from 86.4% in the year ended December 31, 2008.  The decrease in cost of revenues as a percentage of revenues is primarily attributable to a decrease in raw material consumption and payroll expenses attributable to our manufacturing employees.  We expect that our cost of revenues as a percentage of revenues will decrease in 2010 as we expect to reduce the number of working hours used in production (through either a reduction in the number of our employees or a reduction of overtime hours) and increase our revenues.

Gross Profit.  Gross profit decreased by 5.0% % to $5.6 million for the year ended December 31, 2009 from $5.9 million for the year ended December 31, 2008.  The decrease in gross profit is primarily due the reduction in sales.  Gross profit as a percentage of revenues increased to 15.3% for the year ended December 31, 2009 from 13.6% for the year ended December 31, 2008.  The increase in gross profit as a percentage of revenues is primarily attributable to a decrease in raw material consumption and in payroll expense for our manufacturing employees.  We expect that our gross profit as a percentage of revenues will increase in 2010 as we expect to reduce our number of working hours used in production (through either a reduction in the number of our employees or a reduction of overtime hours) and increase our revenues.

Research and Development (Expenses) Income, Net.  We generally do not engage in significant research and development efforts.  In connection with the conclusion in 2007 of our membership in the OptiPac consortium program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS, which we joined in 2005, we received a final reimbursement of reserve funds held by the OCS of $100,000 in 2008.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased by 16.4% to $6.0 million for the year ended December 31, 2009 from $7.2 million for the year ended December 31, 2008.  This decrease in selling, general and administrative expenses is primarily attributable to the decrease in revenues, as our sales representatives receive their commissions based on revenues.  We expect that our selling, general and administrative expenses will increase in 2010 as we expect to hire additional sales personnel in the United States and Europe.

Impairment loss on goodwill.  In 2008, following our annual impairment test of goodwill, we determined that the value of our investment in Kubatronik had decreased and that as a result, goodwill in the amount of $379,000 relating to our investment in Kubatronik had been impaired.  As a result, for the year ended December 31, 2008, we recorded a goodwill impairment loss of $379,000.  We did not record any impairment of goodwill for the year ended December 31, 2009.

Operating loss (profit).  As a result of the foregoing, our operating loss was $456,000 for the year ended December 31, 2009 compared to an operating loss of $1.6 million for the year ended December 31, 2008.

Financial Expenses, Net.  Financial expenses, net decreased to $424,000 for the year ended December 31, 2009 from $826,000 for the year ended December 31, 2008.  These financial expenses were primarily attributable to interest paid on short-term debt and long-term debt as well as exchange rate expenses, net and a loss on currency hedging transactions. The decrease in financial expenses is primarily attributable to reduced interest rates and a reduction in financial expenses recorded in the period as a result of the impact of the NIS exchange rate on outstanding non-NIS denominated customer and supplier balances.

Other Income, Net.  We had other income, net of $4,000 for the year ended December 31, 2009, compared with other income, net of $1,000 for the year ended December 31, 2008, both of which are attributable to the gain we recorded on the disposal of fixed assets.

Income Tax Expense.  During the year ended December 31, 2009, we recorded income tax expenses of $34,000 in respect of our subsidiary in the United States, based on a transfer price study performed on the sales of goods between Eltek Ltd. in Israel and Eltek USA Inc. in the United States.  During the years ended December 31, 2008 and 2009, we did not record a net deferred tax asset and related tax benefit with respect to our net operating losses generated in Israel due to uncertainty about our ability to utilize such losses in the foreseeable future.  Such uncertainty is primarily due to continued losses resulting from fluctuations of the NIS against the U.S. dollar, which may have an adverse impact on our financial results, the weak global economic climate, the fluctuations of the PCB industry and our history of losses.  For the years ended December 31, 2008 and 2009, we did not record a net deferred tax asset and related tax benefit with respect to the net operating losses of Kubatronik due to uncertainty about its ability to utilize such losses in the foreseeable future.

Non controlling interest.  Non controlling interest reflects the minority’s share of $30,000 in Kubatronik’s net loss for the year ended December 31, 2009, as compared to the minority’s share of $1,000 in Kubatronik’s net loss for the year ended December 31, 2008.

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

Research and Development (Expenses) Income, Net.  We generally do not engage in significant research and development efforts.  In connection with our membership in the OptiPac consortium program of the OCS, which we joined in 2005 and was concluded in July 2007, we incurred an aggregate of $517,000 in research and development expenses, of which $167,000 was incurred in 2007.  As of December 31, 2007, the OCS had reimbursed an aggregate of $372,000 of our expenditure, of which $93,000 was reimbursed in 2007.  In connection with the conclusion of the OptiPac consortium and the distribution of reserve funds held by the OCS, we received a final reimbursement of $100,000 in 2008.

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

Non controlling  interest.  Non controlling interest results reflects the minority’s interest of $1,000 in Kubatronik’s net loss for the year ended December 31, 2008, as compared to the minority’s interest of $4,000 in Kubatronik’s net profit for the year ended December 31, 2007.

Impact of Currency Fluctuations and Inflation

Our reporting currency is the U.S dollar.  Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros.  As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition.  In addition, the NIS value of our U.S. dollar or Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 9.4% higher in 2009 than 2008 and the average exchange rate for the NIS against the Euro was 3.8% higher in 2009 than 2008, which had a positive impact on our operating results in 2009.  The average exchange rate for the NIS against the dollar was 12.7% lower in 2008 than in 2007 and the average exchange rate for the NIS against the Euro was 6.4% lower in 2008 than 2007, which had a significant adverse effect on our operating results in 2008.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the U.S. dollar and Euro, between December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2009	2008	2007	2006	2005
U.S. dollar	(0.7)%	(1.1)%	(9.0)%	(8.2)%	6.8%
Euro	2.7%	(6.4)%	1.7%	2.1%	(7.3)%
Israeli consumer price index	3.9%	3.8%	3.4%	(0.1)%	2.4%

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income.  The applicable rate for 2009 was 26%.  The rate was reduced to 25% in 2010, and will be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter..

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

 As of December 31, 2009, we had approximately $17.5 million in tax loss carryforwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2004 tax years are considered final due to the statute of limitations.  Our principal foreign subsidiary, Kubatronik has received final tax assessments through the 2006 tax year, and as of December 31, 2009 had approximately Euro 716,000 (approximately $1.3 million, based on the U.S. dollar/Euro exchange rate as at December 31, 2010) in tax loss carryforwards in Germany.  We do not believe, on a “more likely than not” basis, that we will be able to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to our loss carry-forwards in the foreseeable future.  Therefore we have recorded a full valuation allowance on the deferred tax asset in respect of these differences and loss carry-forwards.

B.           Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities, a convertible note issued to our major shareholder and the proceeds from our initial public offering in 1997 (approximately $5.8 million).

In May 2007, Mr. Josef Maiman elected to convert a convertible note held of record by Merhav for an aggregate 985,796 ordinary shares.  As a result, Mr. Maiman’s beneficial ownership interest increased to 1,589,440 ordinary shares, representing approximately 24.1% of our then outstanding shares, of which 989,696 are held of record by Merhav and 599,744 are held of record by Integral.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2009	2008	2007
	($ in thousands)
Net cash provided by operating activities	$963	$1,187	$1,410
Net cash used in investing activities	(600)	(797)	(3,254)
Net cash provided by (used in) financing activities	(619)	(1,472)	2,305
Effect of translation adjustments	(42)	171	(24)
Net increase (decrease) in cash and cash equivalents	(298)	(911)	437
Cash and cash equivalents at beginning of year	1,556	2,467	2,030
Cash and cash equivalents at end of year	1,258	1,556	2,467

Net cash provided by operating activities was $963,000 for the year ended December 31, 2009.  This amount was primarily attributable to fixed asset depreciation and amortization of $2.0 million and a decrease in current assets, net of $866,000 (comprised of a decrease in trade receivables of $391,000, an increase in other receivables and prepaid expenses of $35,000 and a decrease in inventories of $510,000).  This amount was offset in part by a net loss of $880,000, a decrease in trade payables of $763,000, a decrease in other liabilities and accrued expenses of $169,000 and a decrease in employee severance benefits, net of $104,000.  Net cash provided by operating activities was $1.2 million for the year ended December 31, 2008.  This amount was primarily attributable to fixed asset depreciation of $2.2 million, a goodwill impairment charge of $379,000, a decrease in trade receivables of $894,000, a decrease in other receivables and prepaid expenses of $553,000 and an increase in other liabilities and accrued expenses of $531,000.  This amount was partially offset by a net loss of approximately $2.5 million, an increase in trade payables of $885,000 and an increase of $140,000 in inventories.  Net cash provided by operating activities was $1.4 million for the year ended December 31, 2007.  This amount was primarily attributable to a decrease in trade receivables of 342,000, fixed asset depreciation of $2.3 million and an increase in trade payables of $152,000.  This amount was partially offset by a net loss of $301,000, an increase in other receivables and prepaid expenses of $422,000 and a decrease in other liabilities and accrued expenses of $ 271,000.

Net cash used in investing activities was $600,000 for the year ended December 31, 2009, $797,000 for the year ended December 31, 2008 and $3.3 million for the year ended December 31, 2007.  Net cash used in investing activities for the years ended December 31, 2009, 2008 and 2007 was primarily for the purchase of fixed assets for our production lines and expansion of our manufacturing facilities.

Net cash used in financing activities was $619,000 for the year ended December 31, 2009, which was primarily attributable to repayments of long-term loans, net of $1.1 million and the repayment of credit from fixed assets payable of $140,000, which amounts were partially offset by an increase in short-term bank credit of $648,000.  Net cash used in financing activities was $1.5 million for the year ended December 31, 2008, which was primarily attributable to the repayment of $1.6 million of long-term loans and the repayment of $542,000 of credit from fixed asset payables.  This amount was partially offset by new long-term loans of $669,000 from our banks.  Net cash provided by financing activities was $2.3 million for the year ended December 31, 2007, which was primarily attributable to new long-term loans of $ 3.0 million from our banks and an increase of short-term credit from our banks, which was partly offset by the repayment of $1.8 million of long-term loans and the repayment of $200,000 of credit from fixed asset payables.

As of December 31, 2009, we had $1.3 million in cash and cash equivalents and working capital deficit of $2.0 million, as compared to $1.6 million in cash and cash equivalents and working capital deficit of $1.9 million at December 31, 2008 and $2.5 million in cash and cash equivalents and working capital of $733,000 at December 31, 2007.

As of December 31, 2009, the following revolving lines of credit and long-term loans were outstanding:

•	a revolving line of credit of approximately $1.5 million with Bank Hapoalim B.M. Of such amount, $110,000 is linked to the U.S. dollar and $1.4 million is not linked.

•	long-term loans from Bank Hapoalim B.M. aggregating $1.4 million. Of such amount, $335,000 is linked to the Israeli consumer price index and $1.0 million is not linked.

•	a revolving line of credit of approximately $2.2 million with Israel Discount Bank Ltd, which is not linked.

•
long-term loans from Israel Discount Bank Ltd. in the aggregate amount of $2.4 million.  Of such amount, $83,000 is linked to the Israeli consumer price index, $809,000 is linked to the U.S. dollar and $1.5 million is not linked.

•	a revolving line of credit of approximately $1.0 million with First International Bank of Israel Ltd, which is not linked.

•	long-term loans from suppliers of fixed assets in the aggregate amount of $152,000, which is linked to the Euro.

Our credit lines and short-term loans bear annual interest as follows:

•	linked to the Prime rate - from Prime+1.75% to Prime+2.5%

•	linked to the U.S. dollar - LIBOR+2%

Our long-term loans bear annual interest as follows:

•	linked to the Israeli consumer price index - from 4.5% to 6.5%

•	linked to the U.S. dollar - from LIBOR+1.88% to LIBOR+2.3%

•	linked to the Prime rate - from Prime+0.75% to Prime+2.0%

•	non-linked - from 7.6% to 8.4%

The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now owned or after acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements with our banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.  Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.6 million) or 17% of our consolidated total assets.  For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums).   As of December 31, 2009, we were not in compliance with such covenants.  However, in April 2010, the bank granted us a waiver, stating that the bank would not take any measures against us arising from the breach of such covenants until the release of our financial statements for December 31, 2010, at which time we must return to compliance.  The bank further clarified that our compliance with the financial covenants would be measured annually based on the audited financial statements for December 31, each year. Financial covenants in respect of our credit facilities and long-term debt with another bank require us to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 24.0 million ($6.4 million) or 23% of our total assets (on a non-consolidated basis).  As of December 31, 2009, we were not in compliance with such covenants.  However, in April 2010, the bank granted us a waiver, reducing the covenants for the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums) to NIS 16 million ($4.2 million) or 17% of our total assets (on a non-consolidated basis).  The bank further clarified that our compliance with the financial covenants would be measured annually based on the audited financial statements for December 31, each year.   We have developed a work plan for 2010 which, if its results are achieved, would facilitate our being in compliance with our financial covenants with the banks at December 31, 2010 (see Item 5A. “Operating and Financial Review and Prospects - Operating Results - Overview”); however we cannot assure you that we will be able to maintain compliance with such covenants in the future.

Capital expenditures on a cash flow basis for the years ended December 31, 2009 and 2008 were approximately $600,000 and $797,000, respectively.  Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and leasehold improvements.   As of December 31, 2009 we had existing commitments for capital expenditures in the aggregate amount of $561.  We intend to finance our 2010 capital expenditures with suppliers’ credit and from operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us. Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

We expect to finance our 2010 budget from operational cash flow, revolving new bank credit lines and long-term bank loans, and supplier financing.  In April 2010, two of our banks agreed to a deferral of all the principal payments due for the months April through July 2010 and 80% of the principal payments due for the months August through December 2010. We are obligated to repay the deferred payment amounts over a three-year period with one bank, and two to three-year period with another bank, beginning January 2011.  Interest will be payable regularly. A third bank reduced our line of credit by approximately $400,000 over the course of 2010.

Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2010, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the U.S. dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2010.  However, such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.           Research and Development, Patents and Licenses

We generally do not engage in significant research and development.

In 2005, we were granted membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS.  OptiPac was created specifically to develop generic optical packaging technologies for the microelectronics sector, technologies that are critically important to the communications industry.  Under the terms of the consortium, each member of the consortium received an advance for its research and development costs for a specific research and development project assigned to it by the consortium.  The Office of the Chief Scientist reimburses 66% of the approved research and development expenses, less certain consortium expenses.  These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the OCS.  We are not required to pay the OCS royalties with respect to this grant.  The OptiPac program was concluded in July 2007.  In 2007, we incurred $167,000 in research and development expenses in connection with our membership in OptiPac, of which $93,000 were reimbursed to us by the OCS in accordance with the terms of the OptiPac consortium.  In connection with the conclusion of the OptiPac consortium and the distribution of reserve funds held by the OCS, we received a final reimbursement of $100,000 in 2008.

D.           Trend Information

From the third quarter of 2007 through the third quarter of 2008, we experienced growth in our revenues, primarily as a result of the implementation of our strategy to focus our marketing efforts in the high end of the PCB market, mainly in the flex-rigid PCB market.  From the fourth quarter of 2008 through 2009, the crisis in the financial and credit markets that evolved into a global recession had an impact on customers’ inventory management and capital spending, which had an adverse affect on our revenues in the fourth quarter of 2008 and in 2009.

Our backlog at December 31, 2009 was approximately $6.5 million compared to a backlog of approximately $7.1 million at December 31, 2008.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 45 days.  For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2009.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Short-term bank credit (1)	4,362	4,362
Long-term debt obligations (1)	3,990	1,373	2,320	284	13
Operating lease	5,566	833	1,666	1,507	1,560
Other contractual obligations	1,148	578	562	8	--
Purchase obligations	1,302	1,302	--	--	--
Other short-term liabilities reflected on the company’s balance sheet (2)	3,558	3,558	--	--	--
Other long-term liabilities reflected on the company’s balance sheet	1,440	--	--	--	1,440
Estimate of interest payments on long-term debt obligations (3)	336	116	195	24	1
Total	21,702	12,122	4,743	1,823	3,014
 _________________________

(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

(2)
Includes $240,000 reflecting the estimated net value of our liability attributable to Mr. Kubat’s put option relating to his 24% ownership interest in Kubatronik under the agreement relating to the acquisition of our 76% ownership interest in Kubatronik in June 2002.  Under U.S. GAAP, such an arrangement gives rise to a derivative instrument, which must be marked to market every reporting period.

(3)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2009 (including current variable rates on the existing debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 9 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Nissim Gilam(1)(2)	71	Chairman of the Board of Directors
Arieh Reichart	56	President and Chief Executive Officer
Amnon Shemer	51	Vice President, Finance and Chief Financial Officer
Dan Eshed	59	Senior Vice President, Subsidiaries
Eli Dvora	53	Vice President, Operations
Shay Shahar	48	Vice President, Marketing and Sales
Roberto Tulman	51	Vice President, Technologies and Chief Technology Officer
Shlomo Danino	47	Vice President, Engineering
Vardit Dekel	46	Vice President, Human Resources
Avi Gal	47	Vice President, 5S and Chief Information Officer
Eva Zilberleib	58	Vice President, Quality Assurance and Product Marketing Director
James Barry	51	President of Eltek USA Inc.
David Banitt(1)(3)	58	Independent Director
Eytan Barak(1)(3)	65	Outside Director
Josef Maiman	64	Director
Amit Mantsur	39	Director
Erez Meltzer	52	Director
Eitan Popper	32	Director
Ophira Rosolio-Aharonson(1)(3)	60	Outside Director
Joseph Yerushalmi	71	Director
__________________________
(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee

Professor Joseph Yerushalmi, a Class I director, will serve as a director until our 2012 annual general meeting of shareholders.  Messrs. David Banitt and Eitan Popper, Class II directors, will serve as directors until our 2010 annual general meeting of shareholders.  Messrs. Josef A. Maiman, Amit Mantsur, Erez Meltzer and Nissim Gilam, Class III directors, will serve as directors until our 2011 annual general meeting of shareholders.  Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2009 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Ms. Rosolio-Aharonson as an outside director may not be renewed.  Mr. Eytan Barak was elected to serve as an outside director at our 2008 annual general meeting of shareholders for an initial three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for one additional three-year term.

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

Amnon Shemer joined us in February 2004 as vice president-finance and chief financial officer.  From January 2003 until November 2003, Mr. Shemer served as managing director of Mea Control Transfer Ltd., a company that provides investment banking services.  From June 1995 until August 2002, Mr. Shemer was vice president of finance for Mentergy Ltd., a publicly-traded company that provides e-learning solutions and satellite communications services.  Mr. Shemer holds a B.A. degree in Economics and Business Administration and M.A. degree in Economics, both from Bar-Ilan University, and complementing accounting courses at Seneca College in Toronto, Canada.

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

Shay Shahar was appointed as our Vice President, Marketing and Sales in December 2009.  Mr. Shahar joined Eltek in July 1992 and since such time has held various positions in our Marketing and Sales department, from Regional Sales Manager to Corporate Sales Director, and has been appointed to the current position of VP Marketing and Sales in December 2009. Mr. Shahar holds an Electronic Practical Engineer degree from Ort Technology College in Israel, a B.Sc. degree in General Business from Champlain College, Burlington, Vermont and MSM degree in Management from the Polytechnic University, New York.

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

Shlomo Danino joined us in August 1985.  During his employment with our company, Mr. Danino has served as product engineering manager, and was appointed as vice president, engineering in February 1999.  Mr. Danino holds a B.Sc. degree in Mechanics from Ort Technology College in Israel and a B.Sc. degree in general business from Champlain College, in Burlington, Vermont.

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

Avi Gal was appointed as our Vice President, 5S and Chief Information Officer in December 2009.  Mr. Gal joined us in August 1986 as an Industrial Engineer in Shop floor Control department.  In 1988, Mr. Gal established our IT department and led the adaptation of a generic ERP system to the PCB sector.  Between 1994 and 2005, Mr. Gal managed his own business, mainly in developing and implementing an ERP System for the Maintenance, Repair and Overhaul for the aviation sector.  In 2005, Mr. Gal returned to Eltek as Chief Information Officer for Eltek Group.  Mr. Gal holds a B.Sc. degree in Management and Industrial Engineering from the Technion - Israel Institute of Technology.

Eva Zilberleib was appointed as our Vice President, Quality Assurance and Product Marketing Director in December 2009.  Ms. Zilberleib joined us in January 1979 and during her over 30 years of employment with our company, she has served as final inspection and quality assurance lab manager and technical customer support manager. Ms Zilberleib holds B.Sc degree in Chemistry from the Hebrew University of Jerusalem.

Jim Barry joined us on August 6, 2008 as the president of Eltek USA Inc.  Prior to that and from May 2003, Mr. Barry served as a consultant to us in a sales, marketing and applications engineering role.  Mr. Barry has over 30 years experience within the PCB industry.  Mr. Barry has held management positions within Engineering, Sales and Operations for some of the top PCB producers.  Mr. Barry has attended Northern Essex Community College and has focus coursework in mechanical engineering, failure analysis and materials engineering.

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

Eytan Barak was elected as an outside director (within the meaning of the Israeli Companies Law) in December 2008 and is a member of our audit committee.  He is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., a company that provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various companies, including ICTS International N.V. (traded on the OTC Bulletin Board (OTCBB: ICTS)), Mer Telemanagement Solutions Ltd. (listed on the NASDAQ Capital Market (NASD:MTSL)), Elgo Irrigation Ltd (listed on the Tel Aviv Stock Exchange), Menora–Mivtachim Mutual Funds and Meshulam Levinstein Contracting & Engineering Ltd. (listed on the Tel Aviv Stock Exchange).  From 1997 to 2006, Mr. Barak served as a member of the board of directors, audit committee and investment committee of various Israeli companies.  From 1973 to 1997, Mr. Barak was with the Israel Corporation Ltd., initially serving as its chief financial officer and corporate controller, and also served as chairman or member of the boards of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak has been a Certified Public Accountant (Israel) since 1971 and holds a B.A. degree in accounting and social science from Tel Aviv University and a degree in accounting from the Hebrew University of Jerusalem.

Josef Maiman has served as a director since July 1988.  Mr. Maiman has served as president and chief executive officer of Merhav M.N.F. Ltd. since August 1972.  Since October 2006, Mr. Maiman has served as the president and chief executive officer of Ampal American Israel Corporation, or Ampal, a public holding company listed on the NASDAQ Global Market, and has served as the chairman of its board of directors since April 2002.  Mr. Maiman also serves as the chairman of the board of directors of Israel 10 Channel Ltd., a commercial television station in Israel, chairman of the board of directors of 012 Smile Telecom Ltd., and a director of Merhav Agro Ltd.  Mr. Maiman is also a member of the Board of Trustees of the Tel Aviv University, Chairman of the Israeli Board of the Jaffee Center for Strategic Studies at Tel Aviv University, a member of the Board of Governors of Ben Gurion University, and the Chairman of the Board of Trustees of the International Policy Institute for Counter Terrorism.  Mr. Maiman holds a B.A. degree in Economics from University of Texas and an M.A. degree in Economics from Cornell University.

Amit Mantsur has served as a director since August 2009.  Mr. Mantsur has served as the Vice President – Investments of Ampal-American Israel Corporation, or Ampal, since March 2003.  From September 2000 to December 2002, Mr. Mantsur served as Strategy and Business Development Manager at Alrov Group.  From February 1997 to September 2000, Mr. Mantsur was a projects manager at the Financial Advisory Services of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International.  Mr. Mantsur holds a BA degree in Economics and Accounting and an MBA degree, both from Ben-Gurion University, and is a certified public accountant (Israel).

Erez Meltzer has served as a director since August 2009.  Mr. Meltzer has served as the Chief Executive Officer of Gadot Chemical Tankers and Terminals Ltd., or Gadot, a wholly-owned subsidiary of Ampal, since November 2008.  Mr. Meltzer also serves as a director and Executive Vice Chairman of Gadot and as a director of Ampal.  From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps. (reserves).  Mr. Meltzer has served as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer holds a BA degree in Economics and Business from the Hebrew University of Jerusalem and is a graduate of the Advance Management Program at Harvard Business School.

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

Ophira Rosolio-Aharonson was appointed as an outside director (within the meaning of the Israeli Companies Law) in December 2006 and is a member of our audit committee.  Ms. Rosolio-Aharonson is a co-founder of Seagull Tech Inc. and KeyScan Inc.  In addition, Ms. Rosolio-Aharonson serves as an executive director of several private and publicly traded companies, a strategic business consultant to high-technology companies and an advisor to venture capital firms in Israel and the United States.  From 1992 through 1999, Ms. Rosolio-Aharonson served as the chief executive officer of Terra Computers, Inc. in the United States.  From 1980 to 1989, Ms. Rosolio-Aharonson served as a senior executive, holding managerial positions, at Clal Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, including director, chief executive officer, chief operations officer and vice president of sales and marketing of Clal Ltd.’s subsidiaries.  Ms. Rosolio-Aharonson holds a B.Sc. degree in applied mathematics and physics, and has completed courses required for a M.Sc. degree in bio-medical engineering, both from the Technion – Israel Institute of Technology and is a graduate of the executive business and management program of Tel Aviv University.

Professor Joseph Yerushalmi has served as a director since December 2003.  Since January 1996, Professor Yerushalmi has served as a senior vice president in charge of the projects of Merhav M.N.F Ltd.  Professor Yerushalmi serves as a member of the board of directors of Ampal Israel Corporation Ltd.  From 1992 to 1996, Professor Yerushalmi served as vice president, projects development at Israel Chemicals Ltd., Israel’s largest chemical concern.  Between 1989 and 1992, Professor Yerushalmi was a visiting professor at the University of Pittsburgh.  In 1980, Professor Yerushalmi founded PAMA (Energy Resources Development) Ltd. in Israel with the goal of commercial utilization of Israel oil shale reserves, and he served as its General Manager until 1989.  From 1977 to 1980, Professor Yerushalmi was Technical Manager of the Coal Gasification Program of the Electric Power Research Institute (EPRI) in Palo Alto, California.  Between 1969 and 1977, Professor Yerushalmi was a professor of Chemical Engineering at the City College of New York where he pioneered in research in the field of alternative energy.  Professor Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York.

There are no family relationships between any of our directors and executive officers.

B.           Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2009.

	Salaries, fees, commissions and bonuses*	Pension, retirement and similar benefits
All directors and executive officers as a group (then consisting of 18 persons)	$1,743,440	$154,143

During the year ended December 31, 2009, we paid each of our outside and independent directors an annual fee of $8,900 and a per meeting attendance fee of $570.  During such period we paid Nissim Gilam, chairman of our board of directors, a management fee of $5,000 per month and reimbursed him for various expenses that he incurred in connection with his service as chairman of the board of directors in an annual amount of $3,024.  We also provide Mr. Gilam with a company car and pay all expenses in connection therewith, which expenses amounted to $12,410 in 2009.

As of December 31, 2009, our directors and executive officers as a group, consisting of 18 persons, did not hold any options.

C.           Board Practices

Introduction

According to the Israeli Companies Law, the role of the board of directors is to formulate a company's policy and to supervise the chief executive officer and his acts.  The management of our company is vested in our chief executive officer, who is appointed by our board of directors.  According to our articles of association, our chief executive officer has the power to appoint our other executive officers who, together with our chief executive officer, are responsible for our day-to-day management.  The board of directors may exercise any power of the company which was not assigned to another organ of the company by law or by the articles of association.  The executive officers have individual duties as determined by our chief executive officer and board of directors.

Election of Directors

Our articles of association provide for a board of directors consisting of no less than three and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders, and the number of directors must be odd.  Our board of directors is currently composed of nine directors.

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

Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2006 annual general meeting of shareholders for an initial three-year term and was elected to serve as an outsider director at our 2009 annual general meeting of shareholders for a second three-year term , pursuant to the provisions of the Israeli Companies Law, following which the service of Ms. Rosolio-Aharonson as an outside director may not be renewed.  Mr. Eytan Barak was elected to serve as an outside director at our 2008 annual general meeting of shareholders for an initial three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for one additional three-year term.

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

Committees of the Board of Directors

Executive Committee

Our board of directors established an executive committee, which is responsible for monitoring the implementation of our annual work plan that is adopted each year by our board of directors, and recommending to our board of directors future strategies for our company and monitoring their implementation.  Messrs. Gilam, Banitt and Barak and Ms. Rosolio-Aharonson are the current members of our executive committee.  Our executive committee meets approximately every quarter with our Chief Executive Officer.

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

Compensation Committee

Our board of directors established a compensation committee, which is responsible for the administration of our 2000 Stock Option Plan, which has a term of ten years and will terminate on July 31, 2010 (see Item 6.E., “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans”).  Mr. Gilam is currently the sole member of our compensation committee.  This committee has not been active for several years.  The grant of options to our office holders requires certain corporate approvals  (see Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law”).

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

Directors’ Service Contracts

We do not have any service contracts with our directors, except for the compensation we pay and company car we provide to Mr. Nissim Gilam in connection with his services as Chairman of our board of directors.  See Item 6B. “See Item 6C. – “Directors, Senior Management and Employees - Compensation.”

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

We have agreed to indemnify our office holders to the fullest extent permitted by law.  The aggregate amount we may pay our office holders pursuant to our indemnification undertaking may not exceed, jointly and in the aggregate, $2 million and in any event not more than twenty five percent of our company’s net equity. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million.  Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

D.           Employees

As of December 31, 2009, we employed 317 full-time employees in Israel, of which 212 were employed in manufacturing services, 38 in process and product engineering, 37 in quality assurance and control, 13 in sales and marketing and 17 in finance, accounting, information service and administration.

As of December 31, 2008, we employed 316 full-time employees in Israel, of which 202 were employed in manufacturing services, 41 in process and product engineering, 38 in quality assurance and control, 13 in sales and marketing and 22 in finance, accounting, information service and administration.

As of December 31, 2007, we employed 326 full-time employees in Israel, of which 206 were employed in manufacturing services, 38 in process and product engineering, 43 in quality assurance and control, 14 in sales and marketing and 25 in finance, accounting, information service and administration.

In addition, Kubatronik, our subsidiary in Germany, employed 37 full-time employees and 7 part-time employees as of December 31, 2009, compared to 40 full-time employees and 7 part-time employees as of December 31, 2008 and 38 full-time employees and 8 part-time employees as of December 31, 2007.

Eltek USA, a wholly-owned subsidiary incorporated in Delaware in July 2007, employed 4 full-time employees as of December 31, 2009 and 3 full-time employees as of December 31, 2008.  Eltek USA did not have any employees as of December 31, 2007.

Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements.  We are subject to various Israeli labor laws, general collective bargaining agreements entered into, from time to time, between the Histadrut (General Federation of Labor in Israel) and the Manufacturers Association, as well as specific and local agreements and arrangements.  Such laws, agreements, and arrangements cover the wages and employment conditions of our employees, including length of the workday, minimum daily wages for professional workers, contribution to pension fund, insurance for work related accidents, procedures for dismissing employees, determination of severance pay, benefit programs and annual leave.  We generally provide our Israeli employees with benefits and working conditions beyond the minimums required by law.

In addition, certain of our officers, key employees and other employees are party to individual employment agreements.  We have entered into a non-disclosure and non-competition agreement with some of our executive officers.  All of our officers and employees are subject to confidential and proprietary information provisions set forth in our Code of Business Conduct and Ethics.

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  Most of our employees are covered by pension plans providing customary benefits including retirement and severance benefits. Some of our employees are covered by life and pension insurance policies providing similar benefits.  We contribute between 12.0% and 14.5% of base salaries to such plans and employees contribute between 5.0% to 7.0% of base salaries.  We also contribute 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and others and such employees contribute 2.5% of base salaries.  Our contribution and employee contributions are not limited; however, a company’s contribution above certain specified maximum amounts are taxable income to the employee.  Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 4.43% of the salary and the employee contribution to the National Insurance Institute is at the rate of 12.0% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 76,830 (approximately $19,600 based on the average NIS/U.S. dollar exchange rate for 2009).  In the year ended December 31, 2009, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.0% of the salaries.

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of May 10, 2010 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Nissim Gilam	-		-
Arieh Reichart	85,515		1.3%
Amnon Shemer	-		-
Dan Eshed	-		-
Eli Dvora	-		-
Shay Shahar			-
Roberto Tulman	-		-
Shlomo Danino	-		-
Vardit Dekel	-		-
Avi Gal	-		-
Eva Zilberleib	-		-
James Barry	-		-
David Banitt	-		-
Eytan Barak
Josef Maiman	1,589,440	(3)	24.1%
Eitan Popper	-		-
Ophira Rosolio-Aharonson	-		-
Joseph Yerushalmi	-		-
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

(2)	The percentages shown are based on 6,610,107 ordinary shares issued and outstanding as of May 10, 2010.

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

The compensation committee administers the 2000 Plan.  Subject to the provisions of the 2000 Plan and applicable law, the compensation committee has the authority, in its sole discretion, to:

•	propose to grant awards under the 2000 Plan and recommend to the board of directors the persons to whom such awards be granted;

•
determine the form, terms and conditions of the written stock option agreement evidencing the option, including the type of option and the number of shares to which it pertains, the option price, the option period and its vesting schedule, and exercisability of the option in special cases (such as death, retirement, disability and change of control);

•	prescribe the form and provisions of the notice of exercise and payment of the option;

•	nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance;

•
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

•	interpret the provisions of the 2000 Plan; and

•	prescribe, amend, and rescind rules and regulations relating to the 2000 Plan or any award thereunder as it may deem necessary or advisable.

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

Since December 2004, we have not granted options under the 2000 Plan.  Prior to such decision, options for the purchase of an aggregate 538,200 ordinary shares had been granted under the 2000 Plan.  As of December 31, 2009, options to purchase 132,600 ordinary shares have been exercised, options to purchase 405,600 ordinary shares have been forfeited and no options were outstanding under the 2000 Plan.  Of the exercised options, options to purchase 132,300 ordinary shares were exercised at $4.375 per share and options to purchase 300 ordinary shares were exercised at $1.14 per share.  Of the options granted under the 2000 Plan (excluding options that expired without being exercised), options to purchase an aggregate 49,800 ordinary shares were granted to our executive officers and the chairman of our board of directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of May 10, 2010 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 6,610,107 ordinary shares issued and outstanding as of May 10, 2010.

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

Significant Changes in the Ownership of Major Shareholders

As of December 31, 2006, Mr. Josef Maiman beneficially owned 599,744 ordinary shares, which were held of record by Integral International Inc., or Integral, representing approximately 10.7% of our outstanding shares at such times (excluding ordinary shares that were issuable upon exercise of a convertible note then held by Merhav M.N.F. Ltd., or Merhav).  In May 2007, Mr. Josef Maiman elected to convert a convertible note held of record by Merhav for an aggregate 985,796 ordinary shares.  As a result, Mr. Maiman’s beneficial ownership interest increased to 1,585,540 ordinary shares, representing approximately 24.0% of our then outstanding shares, of which 985,796 ordinary shares were held of record by Merhav and 599,744 ordinary shares were held of record by Integral.  In June and July 2008 Merhav acquired an additional 3,000 ordinary shares and 900 ordinary shares, respectively, increasing Mr. Maiman’s beneficial ownership to an aggregate 1,589,440 ordinary shares, of which 989,696 ordinary shares are held of record by Merhav and 599,744 ordinary shares are held of record by Integral.  Mr. Maiman’s beneficial ownership of our ordinary shares did not change in 2009.

Major Shareholders Voting Rights

Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

Based on the information provided to us by our transfer agent, as of May 11, 2010, there were 20 holders of record of our ordinary shares, of which 12 record holders holding approximately 74.99% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 74.68% of our outstanding ordinary shares as of such date).

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

 During the period from December 2007 through August 2008, our principal shareholder Mr. Maiman (though entities under his control) acquired Gadot Chemical Tankers and Terminals Ltd., or Gadot, one of our major raw material suppliers.  Our transactions with Gadot are carried out on an arm’s-length basis.  For the years ended December 31, 2009, 2008 and 2007, we purchased from Gadot raw materials in the aggregate amount of $1.8 million, $1.6 million and $1.9 million, respectively.  As of December 31, 2009, 2008 and 2007, our accounts payable to Gadot amounted to $713,000, $561,000 and $685,000, respectively.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 18 hereof and incorporated herein by this reference.

Legal Proceedings

On March 15, 2009, we received a notice from the Public Council for the Prevention of Noise and Pollution in Israel, or the Public Council regarding several alleged environmental damages caused by us with respect to industrial waste water.  The Public Council is a public organization established to promote issues concerning quality of life and the environment and is legally authorized to act to preserve the public interest, including the right to file lawsuits to such extent.  Following extensive correspondence with the Public Council, we requested to meet with their representative in order to demonstrate our plans for compliance with the regulatory requirements.  On March 22, 2010, the legal counsel of the Public Council advised us that due to repeatedly exceeding the permitted level of pollutants in our wastewater, the Public Council has decided to file a law suit and private criminal charges against us, and will consider filing a preliminary injunction to cause us to immediately refrain from discharging wastewater.  On March 25, 2010, our legal counsel responded in writing explaining that we had invested significant amounts and efforts in programs to reduce the concentrations of pollutants in the wastewater, reiterating our request for a meeting to present such programs and asking the Public Council to withdraw its notice that they had decided to file such claims.  On May 4, 2010 we received a notice from the Rishon Le-Zion Magistrate’s Court that the Public Council has filed a lawsuit against us and certain of our directors regarding several alleged environmental damages caused by us with respect to our release of industrial waste water.  We have 30 days to file a statement of defense.  In its claim, the Public Council is seeking to compel us: (i) to disconnect from the municipal sewer system and to refrain from discharging contaminated wastewater into the sewer system; (ii) until the requested repairs are completed, to dispose of  the wastewater that is allegedly being disposed of in a manner that does not comply with legal standards to a permitted site and to allow the Public Council’s representatives to inspect such disposal; (iii) to refrain from discharging wastewater into the municipal sewer system until  receipt of the Public Council’s approval or an approval from the Israeli Ministry of Environment that we have conducted the required repairs in order to conform the quality of the wastewater to legal requirements; (iv) to enable the Public Council’s representatives to visit our plant and to inspect the quality of the wastewater that is discharged into the municipal sewer system; (v) to pay all legal expenses and to be responsible for the Public Council’s legal counsel’s  fee.  Alternatively the Public Council requested the Court to provide any legal remedy it deems appropriate under the circumstances and in its discretion.  At this preliminary stage it is impossible for us to estimate the lawsuit’s outcome or impact on our financial results.

On August 25, 2009, we received a notice from the Petach Tikva Municipality claiming that random automatic wastewater sampling in proximity of our plant indicates high levels of metal concentrations which exceed the amounts permitted by law.  The Municipality requested our explanations to such alleged violation and further informed us that its environmental department has determined that it shall initiate procedures against any plant that is not in compliance with the permitted concentrations.  On September 16, 2009, we sent a letter to the Municipality explaining that we have been investing extensive funds and resources each year in order to comply with all environmental legal requirements.  We further indicated that we have been and are still engaged in several projects to reduce salt and metal concentrations in our plant wastewater and that we constantly update our procedures with respect to environmental matters.  In addition, we have proposed to collaborate with the Municipality and conduct mutual tests to ensure maximum protection of the environment.  To date, we have not received any response from the Municipality to our letter dated September 16, 2009.

If we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such revocation could require us to cease production, which would have a material adverse effect on our financial condition and results of operations.  At this preliminary stage it is impossible for us to estimate the lawsuit’s outcome or impact on our financial results.

Other than the above, we are not involved in any legal proceedings nor are we subject to any threatened litigation that are material to our business or financial condition.

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

A.           Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2005	$6.40	$1.21
2006	$5.35	$2.87
2007	$4.92	$2.35
2008	$3.10	$0.50
2009	$1.70	$0.66

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
2008
First Quarter	$3.10	$1.51
Second Quarter	$2.34	$0.86
Third Quarter	$1.49	$0.80
Fourth Quarter	$1.28	$0.50

2009
First Quarter	$1.10	$0.66
Second Quarter	$1.56	$0.76
Third Quarter	$1.70	$1.05
Fourth Quarter	$1.28	$0.91

2010
First Quarter	$1.66	$1.05

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
Month
November 2009	$1.21	$1.01
December 2009	$1.15	$0.91
January 2010	$1.25	$1.06
February 2010	$1.22	$1.05
March 2010	$1.66	$1.12
April 2010	$1.37	$1.22

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

Annual and Extraordinary Meetings of Shareholders

The board of directors must convene an annual general meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  In addition, the board of directors must convene a special general meeting of shareholders upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.  See this Item 10B.  “Additional Information - Memorandum and articles of association- Rights Attached to Shares-Voting Rights.”

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

The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a “control block.”  Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a “control block.”  The requirement for a tender offer does not apply if there is already another holder of a “control block”.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company.  These requirements do not apply if:

•
the acquisition was made in a private placement the object of which was to confer to the acquirer a “control block” where there is no holder of a "control block", or to confer to the acquirer more than 45% of the voting rights in the company where there is no holder of more than 45% of the voting rights in the company, and the private placement received the general meeting's  approval; or

•	the acquisition was from the holder of a "control block" and resulted in the acquirer becoming the holder of a “control block”; or

•	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

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

Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the acquiring company. A merger is not subject to the approval of the shareholders of the acquiring company if:

•	the merger does not require the alteration of the memorandum or articles of association of the acquiring company;

•
the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the acquiring company, on a fully diluted basis;

•	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the acquiring company; and

•	there is no person that holds 25% or more of the means of control in both companies.

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership in the records of the Israeli Companies Registrar.

Changes in Our Capital

Changes in our capital are subject to the approval of a simple majority of shareholders present and voting at any shareholders meeting

C.           Material Contracts

On May 29, 2007, we entered into a lease agreement with respect to our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, which are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five-year term upon six months’ prior notice.  In the years ended December 31, 2009 and 2008, we recorded $755,000 and $796,000, respectively, of rent expenses for these premises. During 2009, the lessor sold all its rights, title and interest in the premises to a new owner pursuant to receivership proceedings and the lease for the facilities was assigned to such new owner.

Kubatronik leases its executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, under a lease agreement signed in June 2002, as extended in December 2007.  The lease for the facilities expires on June 30, 2013.  In the years ended December 31, 2009 and 2008, Kubatronik paid an aggregate of approximately Euro 72,000 ($101,000) and Euro 76,000, respectively, in rent for these premises.

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are subject to “corporate tax” on their worldwide income.  The applicable rate for 2009 was 26%.  The rate was reduced to 25% in 2010, and will be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.   However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise” or a “benefited enterprise” (as further discussed below) may be lower.  See Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

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

A company that owns a benefited enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the “alternative benefits track.”  The tax benefits of a benefited enterprise include lower tax rates or no tax depending on the area and the track chosen, lower tax rates on dividends and accelerated depreciation.  In order to receive benefits in the grant track or the alternative benefit track, the industrial enterprise must contribute to the economic independence of the Israeli economy, be competitive and contribute to the gross local product in one of the manners stipulated in the Investment Law.  Tax benefits would be available, subject to certain conditions (described below), to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market.

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

Taxation of Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 20% (or 25% as described above), 12.5% for dividends not generated by a benefited enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power for a designated period, and 15% for dividends generated by a benefited enterprise applies, unless a different rate is provided for based on a treaty between Israel and the shareholder's country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%.  However, under the Investment Law, dividends generated by an approved enterprise or benefited enterprise are, generally, taxed at the rate of 15%.

Subject to certain conditions, non-Israeli residents will be tax exempt on capital gain derived from investments in Israeli companies without derogating from any other capital gain tax exemption applying to non-Israeli resident under Israeli law or under any applicable double tax treaty.

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	regulated investment companies or real estate investment trusts,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise of employee stock options or otherwise as compensation for services,

•	investors who actually or constructively own, or have owned, 10 percent or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

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

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
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

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

Foreign Currency Exchange Risk

Our reporting currency is the U.S dollar.  Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros.  As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition.  In addition, the NIS value of our U.S. dollar and Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 9.4% higher in 2009 than 2008 and the average exchange rate for the NIS against the Euro was 3.8% higher in 2009 than 2008, which had a positive impact on our operating results in 2009.  The average exchange rate for the NIS against the dollar was 12.7% lower in 2008 than in 2007 and the average exchange rate for the NIS against the Euro was 6.4% lower in 2008 than 2007, which had a significant adverse effect on our operating results in 2008.

We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $180,000 in our operating income.

We have engaged external consultants to assist us to manage our foreign exchange risk.  From time to time in the past we have engaged in hedging transactions in order to partially protect ourselves from currency fluctuation and inflation risks and may use hedging instruments from time to time in the future.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2009, the cost of raw materials used in production was $11.7 million.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $117,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  A hypothetical increase of 1% in the interest rates would result in an increase of approximately $84,000 in our financial expenses.

A hypothetical increase of 1% in the Israeli consumer price index would result in an increase of approximately $4,000 in our financial expenses.

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

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2009, our internal control over financial reporting is effective.

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

Fees Paid to Independent Registered Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accountants, Somekh Chaikin, a member firm of KPMG International. All of such fees were pre-approved by our Audit Committee.

Services Rendered	2009	2008
Audit (1)	$122,000	$151,000
Tax (2)	13,000	22,000
Total	$135,000	$173,000
______________
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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we nor any affiliated purchaser has purchased any of our securities during 2009.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

On June 9, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350 with respect to the following NASDAQ rules:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

•
The requirements regarding the directors’ nominations process.  Under Israeli law and practice our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 6C. – “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

•
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

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (1)
4.1	Form of Indemnification Agreement between Registrant and its officers and directors (3)
4.2	2000 Stock Option Plan (4)

4.3	Share Purchase Agreement, dated June 10, 2002, by and among En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat, Mr. Thomas Kubat and Ms. Heike Heidenreich (5)
4.4	Extension of Put/Call Option Agreement, dated May 4, 2005, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (6)
4.5	Second Extension of Put/Call Option Agreement Provisions under the Share Purchase Agreement, dated December 28, 2007, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (7)
4.6	English Translation of Lease Agreement dated June 26, 2002, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (8)
4.7	Addendum to Lease Agreement dated May 13, 2007, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (9)
4.8	Amendment and Supplement to a Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat.
4.9	English Translation of Letter of Extension dated December 18, 2007 to Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat.
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, a member firm of KPMG International, Independent Registered Public Accounting Firm
        _____________________

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, and incorporated herein by reference.
(2)	Filed as Exhibit 3.2 to our Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.
(3)	Filed as Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(4)	Filed as Exhibit 10.4 to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(5)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.
(6)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.
(7)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.
(8)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(9)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

Eltek Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Eltek Ltd.:

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and Subsidiaries (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

As discussed in Note 1T to the consolidated financial statements, the Company adopted the provisions originally issued as Statement of Financial Accounting Standards Board (“FASB”) No. 157, Fair Value Measurements, included in ASC Topic 820, Fair Value Measurements and Disclosures, as of January 1, 2008, for fair value measurements of all financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.

As discussed in Note 1U to the consolidated financial statements, the Company adopted the provisions originally issued as Statement of Financial Accounting Standards Board (“FASB”) No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, included in ASC Topic 810, Consolidation, as of January 1, 2009.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel,
May 13, 2010

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2009	2008
		$ in thousands
Assets

Current assets

Cash and cash equivalents	2	1,258	1,556
Trade accounts receivable, net of allowance for doubtful accounts		6,932	7,248
Inventories	3	3,938	4,429
Prepaid expenses and other current assets		463	410

Total current assets		12,591	13,643

Assets held for employees' severance benefits	9	1,432	1,166

Fixed assets, net	4	9,175	10,090

Goodwill	5	573	554

Total assets		23,771	25,453

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2009	2008
		$ in thousands
Liabilities and shareholders’ equity

Current liabilities
Short-term credit and current maturities of long-term debt	6	5,638	5,898
Accounts payable:
Trade		4,666	5,381
Related parties	16	713	561
Other	7	3,558	3,684

Total current liabilities		14,575	15,524

Long-term liabilities
Long-term debt, excluding current maturities	8	2,617	2,607
Employee severance benefits	9	1,440	1,363

Total long-term liabilities		4,057	3,970

Commitments and contingent liabilities	10

Shareholders’ equity	11
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares, issued and outstanding 6,610,107 shares as of December 31, 2009and 2008		1,384	1,384
Additional paid-in capital		14,328	14,328
Cumulative translation adjustment related to reporting currency		2,635	2,596
Cumulative foreign currency translation adjustments		309	268
Capital reserves		695	695
Accumulated deficit		(14,522)	(13,642)

Total Eltek Ltd. shareholders’ equity		4,829	5,629

Non-controlling interest		310	330

Total equity		5,139	5,959

Total liabilities, shareholders’ equity and non-controlling interest		23,771	25,453

/s/ Arieh Reichart	/s/ Amnon Shemer	/s/ Nissim Gilam
Arieh Reichart	Amnon Shemer	Nissim Gilam
President, Chief Executive Officer	Vice President, Finance and Chief Financial Officer	Chairman of the Board of Directors

Date: May 13, 2010

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Operations

		Year ended December 31
	Note	2009	2008	2007
		$ in thousands
		(except loss per share data)
Revenues	12	36,442	43,138	37,476
Cost of revenues	16B	(30,882)	(37,282)	(31,879)

Gross profit		5,560	5,856	5,597

Operating expenses
Research and development, gross		-	-	167
Government grants		-	(100)	(93)
Research and development expenses (income), net		-	(100)	74
Selling, general and administrative expenses		6,016	7,199	5,683
Impairment on goodwill		-	379	-

Operating loss		(456)	(1,622)	(160)
Financial expenses, net	13	(424)	(826)	(145)
Other income, net		4	1	8

Loss before income tax expense		(876)	(2,447)	(297)
Income tax expense	14	(34)	-	-

Net loss		(910)	(2,447)	(297)
Net (profit) loss attributable to non-controlling interest		30	1	(4)

Net loss attributable to Eltek Ltd.		(880)	(2,446)	(301)

Basic and diluted net loss per ordinary share attributable to Eltek Ltd. shareholders		(0.13)	(0.37)	(0.05)

Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share attributable to Eltek Ltd. shareholders		6,610,107	6,610,107	6,246,904

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss)

	Company's shareholders
				Accumulated
			Additional	other			Non -
	Ordinary shares		paid-in	comprehensive	Capital	Accumulated	controlling
	Shares	Amount	capital	income	reserves	deficit	interest	Total
	($ thousands, except number of shares)
Balance as of December 31, 2006	5,624,011	1,236	14,152	2,087	695	(10,895)	353	7,628

Changes during the year
Translation adjustment related to change in reporting currency	-	-	-	741	-	-	(35)	706
Foreign currency translation adjustments	-	-	-	35	-	-	(11)	24
Net profit (loss)	-	-	-	-	-	(301)	4	(297)
Comprehensive income (loss)	-	-	-	-	-	-	(42)	433
Convertible note and accrued interest thereon converted into ordinary shares	985,796	148	176	-	-	-	-	324

Balance as of December 31, 2007	6,609,807	1,384	14,328	2,863	695	(11,196)	311	8,385

Changes during the year
Translation adjustment related to reporting currency	-	-	-	183	-	-	(37)	146
Foreign currency translation adjustments	-	-	-	(182)	-	-	57	(125)
Net loss	-	-	-	-	-	(2,446)	(1)	(2,447)
Comprehensive income (loss)	-	-	-	-	-	-	19	(2,426)
Exercise of employee stock option	300	*	*	-	-	-	-	*

Balance as of December 31, 2008	6,610,107	1,384	14,328	2,864	695	(13,642)	330	5,959

Changes during the year
Translation adjustment related to reporting currency	-	-	-	39	-	-	21	60
Foreign currency translation adjustments	-	-	-	41	-	-	(11)	30
Net loss	-	-	-	-	-	(880)	(30)	(910)
Comprehensive loss	-	-	-	-	-	-	(20)	(820)

Balance as of December 31, 2009	6,610,107	1,384	14,328	2,944	695	(14,522)	310	5,139

*  Less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2009	2008	2007
	$ thousands
Cash flows from operating activities:
Net loss	(880)	(2,446)	(301)

Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	2,030	2,224	2,264
Impairment of goodwill	-	379	-
Capital gain on disposal of fixed assets, net	-	-	(3)
Non-controlling interest of subsidiary's net results	(30)	(1)	4
Interest payment on convertible note	-	-	(128)
Increase (decrease) in employee severance benefits, net	(104)	65	3
Decrease in trade receivables	391	894	342
Decrease (increase) in other receivables and prepaid expenses	(35)	553	(422)
Decrease (increase) in inventories	510	(140)	(106)
Increase (decrease) in trade payables	(763)	(885)	152
Increase (decrease) in other liabilities and accrued expenses	(169)	531	(271)
Other, net	13	13	(124)

Net cash provided by operating activities	963	1,187	1,410

Cash flows from investing activities:
Purchase of fixed assets	(600)	(797)	(3,257)
Proceeds from sale of fixed assets	-	-	3

Net cash used in investing activities	(600)	(797)	(3,254)

Cash flows from financing activities:
Increase (decrease) in short- term credit	648	(7)	1,300
Repayment of long-term loans	(2,468)	(1,592)	(1,837)
Proceeds from long-term loans	1,341	669	3,048
Proceeds from exercise of employee stock options	-	*	-
Repayment of credit from fixed asset payables	(140)	(542)	(206)

Net cash provided by (used in) financing activities	(619)	(1,472)	2,305

Effect of translation adjustments	(42)	171	(24)

Net increase (decrease) in cash and cash equivalents	(298)	(911)	437
Cash and cash equivalents at beginning of the year	1,556	2,467	2,030

Cash and cash equivalents at end of the year	1,258	1,556	2,467

Supplemental cash flow information:
Interest paid	336	571	457

Non-cash activities:
Conversion of convertible note and accrued interest thereon into share capital	-	-	324

Purchase of fixed assets not yet paid	306	387	1,030

*           Less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies

A.           General

Eltek Ltd. ("the Parent”) was incorporated in Israel in 1970, and the Parent’s shares have been publicly traded on the NASDAQ Capital Market since 1997. Eltek Ltd. and its Subsidiaries (see below) are collectively referred to as “the Company”.

The Company manufactures and supplies advanced printed circuit boards (“PCB”), complex multi-layer back-panels, flex and flex rigid circuit boards for electronic equipment.  The principal markets of the Company are in Israel, Europe and North America.

The Company markets its product mainly to the medical technology, defense and aerospace, industrial telecommunications equipment and industries and its business is subject to numerous risks. The major risks include, but are not limited to, (1) the impact of currency exchange rates (mainly NIS/$US), (2) the Company’s success in implementing its sales and manufacturing plans, (3) the impact of competition from other companies, and (4) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment. Further, the Company’s liquidity position, as well as its operating performance, may be negatively affected by current economic and industry conditions and by other financial business factors, many of which are beyond its control. Although the Company anticipates that its existing capital resources, including availability of its lines of credit, supplier financing and cash flows from operations, will be adequate to satisfy its liquidity requirements through calendar year 2010, its liquidity could be negatively affected by a decrease in demand for its products, including the impact of changes in customer buying, general economic downturn, stability of the US dollar/ New Israel Shekel exchange rate, its results of operations, its suppliers’ payment terms and its customers’ demand for extending their payment terms and other risk factors beyond the Company’s control. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they come due, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2010. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

The Company has developed a work plan for 2010. The budget is based on the assumption that the Company’s revenues will increase in 2010, partly due to the improvement in the electronics industry and the PCB industry in particular following the global crisis, which started in the fourth quarter of 2008, the ripening of its marketing efforts in the United States and Europe and its receipt of the International Traffic in Arms Regulations Registration from the U.S. State Department, which certifies it to sell certain products to the U.S. defense market.  The budget is also based on a reduction of costs, partly due to a manufacturing program that the Company has implemented, which includes efficiency measures such as reduced headcount and improved yield.  The budget is based on a U.S. dollar/NIS exchange rate of 3.7, which has remained as such or above over the course of 2009. The Company expects that it will be in compliance with such covenants at December 31, 2010, however, its ability to be in compliance is dependent on factors such as the stability of the US dollar/NIS exchange rate, the demand for its products, including the impact of changes in customer buying, the conditions in the PCB industry, its manufacturing process, and other factors, thus it cannot assure compliance with such covenants nor that its financial condition will not worsen.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

A.           General (cont’d)

Kubatronik Leiterplatten GmbH

In June 2002, the Parent established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH (“Kubatronik”).

On June 10, 2002, the Parent acquired 76% of the shares of Kubatronik for the consideration of € 2.6 million ($2.4 million as of the date of acquisition).

The acquisition resulted in the recognition of goodwill in the amount of €1.1 million ($1 million as of the date of acquisition) - see Note 5. Goodwill has subsequently been impaired by approximately a half million dollars and its balance as of December 31, 2009 is $573.

Pursuant to the agreement, the seller has until December 31, 2012, which period is automatically extended for additional consecutive two-year periods unless otherwise notified in writing by either party upon at least six months prior notice, the right to require the Parent to purchase ("Put Option"), and the Parent has the right to require the seller to sell to the Parent ("Call Option"), the seller’s remaining 24% interest in Kubatronik. The exercise price for the seller’s remaining holdings in Kubatronik under the Put Option is Euro 552  ($796), and the exercise price for the seller’s remaining holdings in Kubatronik  under the Call Option is Euro 582 ($840). Through the date of these financial statements the seller has not approached the Parent to exercise the Put Option.  The fair value of the above options is calculated based on the Binomial model and recorded in accounts payable in the balance sheet.

Eltek USA Inc.

In 2007, the Parent established a wholly-owned subsidiary, Eltek USA Inc. for the purpose of sales, promotion and marketing in the North American market. Eltek USA Inc. commenced operations in 2008.

Eltek Europe GmbH

In 2008, the Parent established a wholly-owned subsidiary, Eltek Europe GmbH for the purpose of sales promotion and marketing to certain customers in Europe.  Eltek Europe GmbH commenced operations in 2009.

B.           Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The consolidated financial statements include the accounts of the Parent and its subsidiaries (EN-Eltek, Kubatronik, Eltek USA Inc. and Eltek Europe GmbH).

All intercompany transactions and balances were eliminated in consolidation.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

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

D.	Translation of foreign entity operations

The financial statements of foreign subsidiaries are translated into the functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders’ equity.

E.           Exchange rates and linkage bases

1.	Balances linked to the Israeli Consumer Price Index (“CPI”) are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.           Details of the CPI and the representative exchange rates are as follows:

	Israeli	Exchange rate	Exchange rate
	CPI	of one US dollar	of one Euro
	Points	NIS	NIS
For the year ended:
December 31, 2007	191.15	3.846	5.659
December 31, 2008	198.42	3.802	5.297
December 31, 2009	206.19	3.775	5.442
	%	%	%
Changes during the year ended:
December 31, 2007	3.5	(8.97)	1.71
December 31, 2008	3.8	(1.12)	(6.39)
December 31, 2009	3.9	(0.71)	2.73

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

F.           Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumption include the useful lives of fixed assets, allowance for doubtful accounts, valuation of derivatives, deferred tax assets, inventory, goodwill, income tax uncertainties and other contingencies.  Actual results could differ from these estimates.

G.           Cash and cash equivalents

Cash equivalents are highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not restricted by a lien.

H.           Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio.

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2009 is as follows:

	Year ended December 31
	2009	2008	2007
	$ thousands
Opening balance	555	565	477
Additions during the year	20	20	48
Write-offs charged against the allowance	(256)	(36)	(7)
Foreign currency translation adjustments	28	6	47

Closing balance	347	555	565

I.             Inventories

Inventories are recorded at the lower of cost or market value. Cost is determined on the weighted average basis for raw materials and finished goods, and on the basis of actual manufacturing costs for work in progress.

Eltek Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

J.           Assets held for employees' severance payments

Assets held for employees' severance payments represent contributions to insurance policies and deposits to a central severance pay fund, and are recorded at their current redemption value.

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

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall, (previously FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

L.           Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other (previously Statement No. 142, Goodwill and Other Intangible Assets). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performs its annual impairment review of goodwill on an annual basis and when a triggering event occurs between annual impairment tests.

In 2009 and 2007, the Company concluded that there was no impairment of goodwill. In 2008, following the Company’s annual impairment test of goodwill, a goodwill impairment charge of $379 was recorded.

M.          Taxes on income

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, included in FASB ASC Subtopic 740-10 - Income Taxes - Overall, as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  Prior to the adoption of Interpretation 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

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

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

O.           Research and development

Research and development costs, net of grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (“OCS”), are expensed as incurred.

The OCS grants are contingent upon the Company submission of periodic reports prepared in accordance with the requirement of the OCS and are not subject to royalties or any future payments to be made by the Company. The Company has been in compliance with such OCS requirements. There are currently no OCS programs in effect.

P.	Stock compensation plans to employees and directors

The Company accounts for its employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock-based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model.

As of December 31, 2009, the Company has no outstanding options.

Q.           Loss per ordinary share

Diluted earnings per ordinary share calculation is similar to basic earnings per share except that the weighed average of ordinary shares outstanding is increased to include the number of additional ordinary shares that would have been outstanding if the outstanding options had been exercised, to the extent that these options had a diluted effect. The effect of such dilutive instruments is not material.

R.           Derivative financial instruments

The Company accounts for derivative financial instruments in accordance with FASB ASC Topic 815, Derivatives and Hedging (previously Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended), which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. Derivatives that are not hedges are adjusted to fair value through income.

Changes in fair value are recognized in the consolidated statements of operations as a financing item.

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

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

S.           Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in Israel, Europe and the United States.

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base and the Company's policy of requiring collateral or security with respect to certain receivables, and purchase of insurance for certain other receivables.

T.           Fair value measurements

On January 1, 2008, the Company adopted the provisions originally issued as FASB Statement No. 157, Fair Value Measurements, included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

On January 1, 2009, the Company adopted the provisions of ASC Topic 820  to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

U.           Accounting pronouncements adopted in 2009

On January 1, 2009, the Company adopted the provisions originally issued as FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,  included in ASC Topic 810, Consolidation, which requires certain changes to the presentation of the financial statements. This amendment requires noncontrolling interests (previously referred to as “minority interest”) to be classified in the consolidated statements of income as part of consolidated net earnings ($30 and $1 for the years ended December 31, 2009 and 2008, respectively) and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of total equity ($310 and $330 at December 31, 2009 and December 31, 2008, respectively). The amount previously reported as net loss is now presented as net loss attributable to Eltek Ltd. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 2 - Cash and Cash Equivalents

	December 31
	2009	2008
Denominated in U.S. dollars	437	373
Denominated in NIS	266	697
Denominated in Euro	555	486

	1,258	1,556

Note 3 - Inventories

	December 31
	2009	2008
Raw materials	1,842	2,091
Work-in-process	1,373	1,401
Finished products	723	937

	3,938	4,429

Finished products are presented net of allowance for inventory obsolescence in the amounts of $1,660 and $1,527 as of December 31, 2009 and 2008, respectively.

Note 4 - Fixed Assets, Net

	December 31
	2009	2008
Machinery and equipment	33,665	32,789
Leasehold improvements	8,084	7,843
Motor vehicles	142	162
Office furniture and equipment	1,652	1,583

Fixed assets	43,543	42,377

Accumulated depreciation and amortization	(34,368)	(32,287)

Fixed assets less accumulated depreciation and amortization	9,175	10,090

Depreciation and amortization expense for the years ended December 31, 2009, 2008 and 2007 were $2,030, $2,224 and $2,264, respectively.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 5 - Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

	December 31
	2009	2008
Balance at the beginning of the year	554	1,009
Impairment	-	(379)
Effect of translation adjustments	19	(76)

	573	554

Note 6 - Short-Term Credit and Current Maturities of Long-Term Debt

	Annual
	interest rate at
	December 31	December 31
	2009	2009	2008
	%
In NIS (unlinked)	4.5 - 5.25	4,252	3,525
In U.S. dollars	3.8	110	110
Current maturities of long-term debts from banks (Note 8)		1,276	2,263
		5,638	5,898

Note 7 - Accounts Payable - Other

	December 31
	2009	2008
Accrued payroll and related benefits	1,032	1,009
Provision for vacation and other employee benefits	1,196	1,121
Net written put option (Note 1A) (*)	240	187
Accrued expenses	801	1,094
Derivative instruments (Note 13)	14	-
Other liabilities	275	273

	3,558	3,684

(*)
The change in the fair value of the option (excluding translation adjustments) as of December 31, 2009 in the amount of $47 was charged to general and administrative expenses in the statement of operations.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 8 - Long-Term Debt, Excluding Current Maturities

         Banks and others

	Annual
	interest rate at
	December 31	December 31
	2009	2009	2008
	%
Linkage terms

U.S. dollar	2.13 - 2.56	809	1,200
NIS – linked to the CPI	4.5 - 6.5	417	648
Euro	2.17 - 3	268	174
NIS	3.5 - 8.4	2,496	3,085

		3,990	5,107
Less - current maturities		(1,373)	(2,500)

		2,617	2,607

Long-term debt includes capital leases in the amounts of $268 and $349 for the years ended December 31, 2009 and 2008, respectively.

Financial covenants in respect of the Company’s credit facilities and long-term debt with one of the Company’s banks require the Company to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.6 million) or 17% of the Company’s consolidated total assets. For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums). As of December 31, 2009, the Company was not in compliance with this covenant. However, in April 2010, the bank granted the Company a waiver, stating that the bank would not take any measures against the Company arising from the breach of said covenant, before the release of its audited financial statements for the year ending December 31, 2010, at which time the Company must return to compliance. The bank further clarified that compliance with the financial covenant would be measured annually with respect to the Company’s audited financial statements for December 31 each year.

Financial covenants in respect of the Company’s credit facilities and long-term debt with another bank required the Company to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 24 million ($6.4 million) or 23% of the Parent’s total assets (on a non-consolidated basis). As of December 31, 2009, the Company was not in compliance with this covenant. However, in April 2010, the bank modified the covenant to the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums) of NIS 16 million ($4.2 million) or 17% of the Parent’s total assets (on a non-consolidated basis). At December 31, 2009, the Company was in compliance with these modified terms. The bank further clarified that compliance with this financial covenant would be measured annually with respect to the December 31 audited financial statements.

There can be no assurance that the Company will maintain compliance with its covenants in the future.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 8 - Long-Term Debt, Excluding Current Maturities (cont'd)

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2009 and thereafter are as follows:

First year (current maturities)	1,373

Second year	1,744
Third year	576
Fourth year	204
Fifth year	80
Sixth year and thereafter	13

2,617

3,990

As to pledges securing the loans, see Note 10A.

Note 9 - Employee Severance Benefits

Under Israeli law and labor agreements, the Parent is required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.
The majority of the Parent’s non-management employees participate in a pension plan. 72% of the liability in respect of such employees is discharged by making regular deposits with a pension fund. The amount deposited with the pension fund is based on salary components as prescribed in the existing labor agreement.  The custody and management of the amounts so deposited are independent of the Parent and accordingly, such amounts funded and related liabilities are not reflected in the balance sheet.

In addition, occasionally, the Parent deposits with a Central Severance Pay Fund (“CSPF”) in respect of those obligations under the Israeli Severance Pay Law which may not be covered in full by the above arrangements.

2.
In respect of certain employees, the Parent has an approval from the Israeli Ministry of Labor and Social Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the current deposits in the pension fund and/or with the insurance company exempt it from any additional obligation to the employees for whom such depository payments were made.

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

Note 9 - Employee Severance Benefits (cont'd)

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

5.	Expenses recorded in respect of employee severance payments for the years ended December 31, 2009, 2008 and 2007 are $77, $83 and $79, respectively.

Note 10 - Commitments and Contingent Liabilities

A.	Pledges and guarantees

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its indebtedness with banks, as well as floating liens on all of its remaining assets in favor of the banks.

2.
The Company has pledged certain items of its equipment as a guarantee for the implementation of its benefited enterprise. The Company is in compliance with the conditions of the approval (see Note 14A).

3.	The Company has also pledged a machine and a computer system to secure its indebtedness to certain suppliers.

B.	Operating leases and other agreements

1.	The premises occupied by the Parent and Kubatronik are leased under two operating agreements that expire in February 2017 and June 2013, respectively.

2.	The parking area that serves Israeli employees is leased under an operating agreement that expires in December 2012.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont’d)

B.	Operating leases and other agreements (cont'd)

3.	The Parent has signed several lease and maintenance agreements for production equipment with suppliers of equipment. Of such agreements, the main principal agreement expired in March 2010.

4.	Several production machines are leased by Kubatronik under operating agreements which will expire in August 2012 and March 2013.

5.	The Parent has signed several other maintenance agreements for production equipment and software.

6.	The majority of the Parent’s motor vehicles are leased under three year operating agreements.

7.	Minimum future payments at December 31, 2009 due under the above agreements over the next five years and thereafter are as follows:

	Premises	Other
	leases	agreements
First year	833	578
Second year	833	355
Third year	833	207
Fourth year	786	8
Fifth year	721	-
Sixth year and thereafter	1,560	-

	5,566	1,148

Payments required under these agreements are charged to expense by the straight-line method over the periods of the respective leases.

Expenses recorded under these agreements for the years ended December 31, 2009, 2008 and 2007 were $1,360, $1,477 and $1,205 respectively.

C.           Indemnification agreement

The Parent entered into an indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer. Such indemnification amount is limited to the lesser of $2,000 or 25% of the Parent’s shareholders' equity.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont'd)

D.           Contingent Liabilities

On March 15, 2009, the Parent received a notice from the Public Council for the Prevention of Noise and Pollution in Israel (the “Public Council”), regarding several alleged environmental damages caused by the Parent with respect to industrial waste water.  Following extensive correspondence with the Public Council, the Parent requested to meet with their representative in order to demonstrate its plans for compliance with the regulatory requirements.  On March 22, 2010, the legal counsel of the Public Council advised the Parent that the Public Council has decided to file a law suit and private criminal charges against the Parent, and will consider filing a preliminary injunction to cause the Parent to immediately refrain from discharging wastewater.  On March 25, 2010, the Parent’s legal counsel responded in writing explaining that the Parent had invested significant amounts and efforts in programs to reduce the concentrations of pollutants in the wastewater, reiterating its request for a meeting to present such programs and asking the Public Council to withdraw its notice that they had decided to file such claims.

On May 4, 2010, the Parent received legal notice from the Magistrate's Court that the Public Council had filed a law suit against it and certain of its directors regarding several alleged environmental damages caused by the Parent with respect to its release of industrial waste water. The Parent has 30 days to file a statement of defense. In its claim, the Public Council is seeking to compel the Parent

-	to disconnect from municipal sewer system and to refrain from discharging contaminated wastewater into the sewer system.
-
until the requested repairs are completed , to dispose of  the wastewater that is deviating from the standards set by law to a permitted site and to allow the Public Council’s representatives to inspect such disposal.

-
to refrain from discharging wastewater into the municipal sewer system until  receipt of the Public Council’s approval or an approval from the Israeli Ministry of Environment that the Company has conducted the required repairs in order to conform the quality of the wastewater to legal requirements.

-	to enable the Public Council’s representatives to visit the Parent’s plant and to inspect the quality of the wastewater that is discharged into the municipal sewer system.
-          to pay all legal expenses and to be responsible for the Public Council’s legal counsel’s  fee

Alternatively the Public Council requested the Court to provide any legal remedy it deems appropriate under the circumstances and in its discretion.

At this preliminary stage it is impossible for the Parent to assess the probability of the outcome of the lawsuit or to reasonably estimate its effect on the Parent’s activities and financial results. If the court rules against the Parent, it could be liable for costs and expenses of remedial actions and may be forced to halt production until the alleged violations are remediated.  The impact of such actions could have a material adverse affect on its financial condition and results of operations.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont'd)

D.           Contingent Liabilities (cont’d)

On August 25, 2009, the Parent received a notice from the Petach Tikva Municipality claiming that random automatic wastewater sampling in proximity of its plant indicates high levels of metal concentrations which exceed the amounts permitted by law.  The Municipality requested explanations to such alleged violation and further informed the Parent that its environmental department has determined that it shall initiate procedures against any plant that is not in compliance with the permitted concentrations.  On September 16, 2009, the Parent sent a letter to the Municipality explaining that the Parent has invested extensive funds and resources each year in order to comply with all environmental legal requirements.  The Parent further indicated that it has been engaged in several projects to reduce salt and metal concentrations in the plant’s wastewater and that the Parent constantly updates its procedures with respect to environmental matters.  In addition, the Parent has proposed to collaborate with the Municipality and conduct mutual tests to ensure maximum possible protection of the environment.  To the financial statements date, the Parent has not received any response from the Municipality to its letter dated September 16, 2009. At this stage it is impossible for the Parent to assess the likelihood that a lawsuit will eventually be filed against it, and if so, its outcome and its effect on the Parent’s activities and financial results.

If the Company is found to be in violation of environmental laws, it could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct its business or any part thereof.  Any such liability or revocation could have a material adverse effect on its business, financial condition and results of operations.

Note 11 - Shareholders' Equity

A.           Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31	December 31
	2008 and 2009	2009	2008
Number of shares:
Ordinary shares of par value NIS 0.6 each	50,000,000	6,610,107	6,610,107

Amount in US$
Ordinary shares of par value NIS 0.6 each	7,800,312	1,384,318	1,384,318

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 11 - Shareholders' Equity

B.           Stock based compensation

In August 2000, the Parent adopted the Eltek Ltd. 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan authorized the issuance of options to purchase an aggregate of 750,000 ordinary shares. The options generally expire on the fifth anniversary of the date of grant, vest ratably over a three-year period and may not be exercised for a period of one year from the date of grant. The exercise prices of these options are equal to the market price of the underlying stock on the date of the grant.

As of December 31, 2009, 2008 and 2007, options to purchase 0, 10,000 and 20,000 ordinary shares, respectively, with an exercise price of $1.14 per share were outstanding under the 2000 Plan.

A summary of the Parent’s 2000 Plan and the options that were granted to the Parent’s employees and to the Chairman of the board of directors is presented below:

			Weighted
		Number of	average
		options	exercise price
			US$
Balance as at December 31, 2007		20,000	1.14
	Granted	-	-
	Exercised	300	1.14
	Expired	(9,700)	1.14
Balance as at December 31, 2008		10,000	1.14

	Granted	-	-
	Exercised	-	-
	Expired	(10,000)	1.14

Balance as at December 31, 2009		-	-

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 12 - Revenues

A.           Revenues by activities

	Year ended December 31
	2009	2008	2007
Sales of manufactured products	36,022	41,300	36,997
Sales of non- manufactured products	265	1,521	266
Commissions	155	317	213

	36,442	43,138	37,476

Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31
	2009	2008	2007
Customer A * - Sales of manufactured products	13.3%	15.7%	15.2%

*           Consisting of two affiliated companies

B.           Revenues by geographic areas

	Year ended December 31,
	2009	2008	2007
Israel	17,043	20,893	18,505
Europe	9,600	13,195	13,602
North America	7,282	6,766	4,341
Rest of the world	2,517	2,284	1,028

	36,442	43,138	37,476

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 13 - Financial Expenses, Net

	Year ended December 31
	2009	2008	2007

Interest and exchange rate expenses on long-term loans	192	375	336
Expenses on short-term credit and bank charges	245	306	210
Effect of exchange rate differences on other expenses and net gain (loss) from derivative instruments	(14)	153)	(386)
Other financing expenses (income), net	1	(8)	(15)

	424	826	145

The Company uses forward contracts and options to manage its foreign exchange rate exposures. Contracts with notional amounts of $3,400 and $1,200 and with estimated fair values that totaled ($14) and $127, at December 31, 2009 and 2007, respectively, were not designated as hedging instruments for accounting purposes. The changes in fair value of these contracts of ($14) and $124 for the years ended December 31, 2009 and 2007 have been recognized in finance income for these years. The periodic net cash (receipts) settlements totaled $50, $13 and $380 for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts have been recorded as reductions or additions to finance expense in those years.

Note 14 - Taxes on Income

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law")

1.
Certain of the Parent’s investment programs for the expansion of its production facilities in Israel were granted "approved enterprise" status or qualify for “benefited enterprise” status in accordance with the above Law.  As of the date of these financial statements, one benefited investment program is applicable to the Parent.

The Parent’s investment program is based on the Alternative Benefits track and provides for tax benefits as follows: a zero tax rate on the Parent’s undistributed income arising from the profit that is derived from the "approved enterprise", for a period of two years, starting with the year in which the "approved enterprise" first earns taxable income.  The income so derived in the five subsequent years will be subject to tax at a reduced rate of 25%.  The tax benefits relating to the "benefited enterprise" program that is applicable to the Parent have not yet commenced, and will expire no later than 2016.

Entitlement to the above benefits is conditional upon the Parent complying with the conditions stipulated by the Law and the regulations promulgated thereunder, as well as the criteria set forth in the approval for the specific investment in the "benefited enterprise".  In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Parent may be required to refund the amount of the cancelled benefits, together with CPI linkage adjustment and interest.  See Note 10A2 for a pledge registered in this respect.

The period of tax benefits described above is limited to 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law") (cont'd)

The Law also grants entitlement to claim accelerated depreciation for tax purposes on machinery and equipment used by the "approved enterprise" or “benefited enterprise”.

Income of the Parent not derived from the "approved enterprise" is subject to the regular corporate tax rate, which is 26% in 2009.

Dividends paid out of income derived from an "approved enterprise" (or out of dividends received from a company whose income is derived from an "approved enterprise") are generally subject to withholding tax at the rate of 15%.  The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter.  A company which elects the Alternative Benefits track will be subject to corporate tax at a rate of 25% in respect of the gross amount of the dividend if the dividend is paid of exempt income derived from its "approved enterprise".

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law") (cont'd)

2.	Amendments to the Law (cont'd)

5.
For an expansion, a company is required to invest within three years the greater of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendments to the Law does not retroactively apply for investment programs having an "approved enterprise" approval certificate from the Investment Center issued prior to December 31, 2004.  Therefore, the amendments do not impact an existing "approved enterprise" which received prior written approval.  The new tax regime applies for new "approved enterprise" and for an "approved enterprise" expansions for which the first year of benefits is 2004 or thereafter.

B.           Amendments to the Income Tax Ordinance

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147) - 2005, which provides, inter-alia, for a gradual reduction in the company tax rate to 25% as from the 2010 tax year.

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter-alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: in the 2009 tax year- 26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the company tax rate will be 18%.

C.	Taxation under Inflationary Conditions

The Israeli Income Tax Law (Inflationary Adjustments) - 1985 (hereinafter – "the Inflationary Adjustments Law") is effective from the 1985 tax year. The Inflationary Adjustments Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis.  The various adjustments required by the Inflationary Adjustments Law are designed to achieve taxation of income on a real basis. However, the earnings adjusted according to the Inflationary Adjustments Law are not identical to the earnings reported according to the accounting standards. As a result, differences arise between the reported income in the financial statements and the adjusted income for tax purposes.

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

D.           Tax loss carryforwards

As of December 31, 2009, the Parent’s tax loss carryforwards were approximately $17,500 and Kubatronik’s tax loss carryforwards were $1,030.

The Parent and Kubatronik’s tax loss carryforwards do not have expiration dates.

E.           Income tax assessments

In Israel, the Parent has received final tax assessments through the 1995 tax year. Assessments through the 2004 tax year are considered final due to statute of limitations.

Kubatronik has received final tax assessments through the 2006 tax year.

The Company’s other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

F.	Loss before income tax expense included in the statement of operations

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2009	2008	2007
Loss before income tax expense:
Israel	(807)	(2,462)	(347)
Foreign jurisdictions	(69)	15	50

Total	(876)	(2,447)	(297)

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont’d)

G.	Reconciliation of the theoretical income tax expense to the actual income tax expense

A reconciliation of the theoretical income tax expense (benefit), assuming all income (loss) is taxable at the statutory rates applicable in Israel, and the actual income tax expense (benefit), is as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2009	2008	2007

Loss before income taxes as reported in the consolidated statements of operations	(876)	(2,447)	(297)

Statutory tax rates	26%	27%	29%

Theoretical tax benefit calculated	(228)	(661)	(86)
Differences between the definition of capital andassets for tax purposes, goodwill impairment and other	32	299	(556)
Change in valuation allowance	(912)	365	641
Effective change in corporate tax rates	1,113	-	-
Foreign tax rate differential in subsidiaries	29	(3)	1

Total	262	661	86

Income tax expense	34	-	-

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont’d)

H.           Deferred tax assets and liabilities

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31	December 31
	2009	2008
Deferred tax assets:

Tax loss carryforwards (in Israel)	3,218	4,060
Tax loss carryforwards (outside Israel)	300	235
Severance benefits	2	51
Provision for vacation pay	275	278
Allowance for doubtful accounts	80	144

Total gross deferred tax assets	3,875	4,768

Less valuation allowance	(3,031)	(3,943)

Net deferred tax assets	844	825

Deferred tax liabilities:

Fixed assets - differences in depreciation	(844)	(825)

Total gross deferred tax liabilities	(844)	(825)

Net deferred tax assets	-	-

The valuation allowance for deferred tax assets as of January 1, 2009 and 2008, was $3,031 and $3,943, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2009, 2008 and 2007, was an increase (decrease) of ($912), $365 and $641, respectively. The valuation allowance at 2009 and 2008 was primarily related to domestic and foreign net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont’d)

I.           Accounting for uncertainty in income taxes

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

For the 12-month periods ended December 31, 2009, 2008 and 2007, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Parent files its income tax return in Israel and Kubatronik files its income tax return in Germany. The Israeli tax returns of the Parent are open to examination by the Israeli Tax Authorities for the tax years beginning in 2005 while the German tax returns of Kubatronik remain subject to audit for the tax years beginning in 2007.

Note 15 - Financial Instruments and Risk Management

The Company's financial instruments include cash and cash equivalents, trade accounts receivable, other current assets, short-term bank credit, trade and other payables, long-term debt and derivative instruments.

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

The fair value of the option as described in Note 1A calculated based on the Binomial model on a recurring basis totals $240 as of December 31, 2009 and generated a loss of $47 for the year then ended. Significant inputs used in this model use Kubatronik’s fair value as discussed above under the fair value impairment.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 - Financial Instruments and Risk Management (cont’d)

Long-term bank loans (including current maturities of bank loans) in the amount of $3,721 as of December 31, 2009, are stated at amortized cost plus accrued interest. The fair value of these liabilities to banks assuming current market inputs as of December 31, 2009 for similar loans is $3,465.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

None of the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009, were measured using significant unobservable inputs (Level 3) as defined in ASC Topic 820 for the year ended December 31, 2009, except for the fair value of the option as described in Note 1A which is calculated based on the Binomial model.

The financial statements as of and for the year ended December 31, 2009 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of ASC Topic 820.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 16 - Related Party Balances and Transactions

The Company carries out transactions with related party as detailed below.  The Company’s principal shareholder is also the principal shareholder of an affiliated supplier.  The Company’s transactions with related party are carried out on an arm’s-length basis.

A.	Balances with related parties

	December 31
	2009	2008
	US$ thousands	US$ thousands
Trade accounts payable	713	561

B.	Transactions with related parties

	Year ended December 31
	2009	2008	2007
	US$ thousands	US$ thousands	US$ thousands
Cost of revenues (*)	1,842	1,628	1,940

(*)	The Company’s purchases from such supplier accounted for 15.9%, 11.3% and 15.0% of its raw material costs in 2009, 2008 and 2007, respectively.

Note 17 - Subsequent Events

In April 2010, two of the Company’s banks agreed to a deferral of all the principal payments due for the months April through July 2010 and 80% of the principal payments due for the months August through December 2010. The Company is obligated to repay the deferred payment amounts to one bank over a three-year period and to the other bank over a two to three-year period, beginning January 2011. Interest will be payable regularly. A third bank reduced the Company’s line of credit by approximately $400 over the course of 2010.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD.

By:	/s/ Arieh Reichart
Name: Arieh Reichart
Title: President and Chief Executive Officer

By:	/s/ Amnon Shemer
Name: Amnon Shemer
Title: Vice President, Finance and Chief Financial Officer

Dated: May 13, 2010

68