Form 20-F
period 2010-12-31
ELTEK LTD
filed 2011-05-31
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...........

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

6,610,107 Ordinary Shares, par value NIS 0.6 per share (as of December 31, 2010)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐                      No  ☒

INTRODUCTION

Eltek Ltd., incorporated in 1970 under the laws of the State of Israel, manufactures, markets and sells custom made printed circuit boards, or PCBs, including high density interconnect, or HDI, flex-rigid and multi-layered boards.  Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market. As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

Our functional currency is New Israeli Shekel, or NIS, while our reporting currency is the U.S. dollar.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP and our reporting currency is the U.S. dollar.  The consolidated financial statements appearing in this annual report are translated into U.S. dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into U.S. dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of December 31 of each year ($1.00= NIS 3.549 as of December 31, 2010, as published by the Bank of Israel), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

TABLE OF CONTENTS

Page No.
PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	14
A.	History and Development of the Company	14
B.	Business Overview	14
C.	Organizational Structure	18
D.	Property, Plants and Equipment	18
ITEM 4A.	UNRESOLVED STAFF COMMENTS	19
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	19
A.	Operating Results	19
B.	Liquidity and Capital Resources	26
C.	Research and Development, Patents and Licenses	29
D.	Trend Information	29
E.	Off-Balance Sheet Arrangements	29
F.	Tabular Disclosure of Contractual Obligations	29
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	30
A.	Directors and Senior Management	30
B.	Compensation	34
C.	Board Practices	34
D.	Employees	42
E.	Share Ownership	43
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
A.	Major Shareholders	44
B.	Related Party Transactions	45
C.	Interests of Experts and Counsel	45
ITEM 8.	FINANCIAL INFORMATION	45
A.	Consolidated Statements and Other Financial Information	45
B.	Significant Changes	47
ITEM 9.	THE OFFER AND LISTING	47
A.	Offer and Listing Details	47
B.	Plan of Distribution	48
C.	Markets	48
D.	Selling Shareholders	48
E.	Dilution	48
F.	Expense of the Issue	48

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2006 to 2010.  The selected consolidated financial data as of December 31, 2010 and 2009 and for each of the three years ended December 31, 2010, 2009 and 2008 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  The selected consolidated financial data as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been prepared in accordance with U.S. GAAP, and have been derived from our previously published audited consolidated financial statements, which are not included in this annual report.  The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA :
	Year Ended December 31,
	2010	2009	2008	2007	2006
	($ and share data in thousands, except per share data)
Revenues	$37,514	$36,442	$43,138	$37,476	$39,045
Cost of revenues	(32,690)	(30,882)	(37,282)	(31,879)	(30,557)
Gross profit	4,824	5,560	5,856	5,597	8,488
Research and development (expenses) income, net	--	--	100	(74)	(154)
Selling, general and administrative expenses	(6,033)	(6,016)	(7,199)	(5,683)	(5,580)
Impairment on goodwill	--	--	(379)	--	(473)
Total operating expenses	(6,033)	(6,016)	(7,478)	(5,757)	(6,207)
Operating profit (loss)	(1,209)	(456)	(1,622)	(160)	2,281
Financial expenses, net	(609)	(424)	(826)	(145)	(538)
Other income, net	2	4	1	8	5
Profit (loss) before income tax expense	(1,816)	(876)	(2,447)	(297)	1,748
Income tax expense	(19)	(34)	--	--	(158)
Net profit (loss)	(1,835)	(910)	(2,447)	(297)	1,590
Net profit (loss) attributable to non-controlling interest	113	30	1	(4)	60
Net profit (loss) attributable to Eltek Ltd. shareholders	(1,722)	(880)	(2,446)	(301)	1,650
Basic net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders	(0.26)	(0.13)	(0.37)	(0.05)	0.29
Diluted net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders	(0.26)	(0.13)	(0.37)	(0.05)	0.24
Weighted average number of ordinary shares used to compute basic net profit (loss) per ordinary share	6,610	6,610	6,610	6,247	5,617
Weighted average number of ordinary shares used to compute diluted net profit (loss) per ordinary share	6,610	6,610	6,610	6,247	6,954

CONSOLIDATED BALANCE SHEETS DATA:
	As at December 31,
	2010	2009	2008	2007	2006
	($ and share data in thousands)
Working capital (deficit)	$(4,064)	$(1,984)	$(1,881)	$733	$1,689
Total assets	23,837	23,771	25,453	29,182	24,108
Long-term liabilities	2,849	4,057	3,970	5,631	4,255
Total Eltek Ltd. shareholders’ equity	3,149	4,829	5,629	8,074	7,275
Number of issued and outstanding shares	6,610	6,610	6,610	6,610	5,624

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

Risks Relating to Our Business and Market

We have a history of operating losses and may not be able to achieve and sustain profitable operations.  We may not have sufficient resources to fund our working capital requirements in the future.

We incurred operating losses in the last four fiscal years and we may not be able to achieve and sustain profitable operations in the future.  Even if we return to profitability, our future net income may not offset our cumulative losses. Our losses in 2010 are primarily attributable to higher cost of revenues, mainly as a result of the depreciation of the U.S. dollar against the NIS, and increased financial expenses.  Our losses in 2009 are primarily attributable to the decline in revenues, mainly as a result of the global economic crisis.  Our losses in 2008 are primarily attributable to the depreciation of the U.S. dollar against the NIS, which adversely affected the NIS value of our U.S. dollar denominated revenues, the decline in sales in the last quarter of 2008 arising from the reduction in capital spending by our customers in reaction to the turmoil in the global marketplace and a goodwill impairment loss that we incurred in such period.  In past years, our losses were also attributable to increased costs for raw materials, increased energy costs, increased other manufacturing expenses and competition from other manufacturers.  To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We will require additional capital in the future, which may not be available to us.

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

As of December 31, 2010, we had revolving lines of credit aggregating $5.0 million with our banks, all of which were utilized as of such date.  As of December 31, 2010, we also had $3.0 million of long-term loans.  These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate the repayment of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.9 million) or 17% of our consolidated total assets.  For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums).  Our compliance with the financial covenants is measured annually based on the audited financial statements for December 31, each year.  As of December 31, 2010, we were not in compliance with such covenants.  However, in May 2011, the bank granted us a waiver, stating that the bank would not take any measures against us arising from the breach of such covenants until the release of our financial statements for the year ending December 31, 2011, at which time we must return to compliance.  We have initiated discussions with this bank in order to modify the financial covenants and to agree to terms which we believe will be able to meet at year end.  However, we may not be able to return to compliance or reach an agreement with the bank on new covenant terms.  Failure to reach an agreement on new covenant terms or to obtain additional financing, if required, may have a material adverse effect on our business, results of operations and financial position.  Financial covenants in respect of our credit facilities and long-term debt with another bank require us to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 16.0 million ($4.5 million) or 17% of our total assets (on a non-consolidated basis).  As of December 31, 2010, we were not in compliance with such covenants.  However, in May 2011, the bank modified the covenant terms, reducing the requirements to the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10.0 million ($2.8 million) or 11% of our total assets (on a non-consolidated basis), effective from the December 31, 2010 financial statements.  The foregoing NIS amounts have been translated for convenience into U.S. dollars at the representative rate of exchange on December 31, 2010 of $1.00= NIS 3.549, as published by the Bank of Israel.  As a result of the uncertainty regarding the successful completion of our discussions with one of the banks and of returning to compliance with our financial covenants at December 31, 2011, we have reclassified our long-term bank debt to short-term debt at March 31, 2011, in accordance with the requirements of U.S. GAAP, until an agreement on new covenant terms is reached and compliance with our financial covenants  is anticipated.  We may not be able to maintain compliance with such covenants in the future.

To the extent that the funds generated from our operations and from our existing capital resources are insufficient to fund our operating and financial requirements, we will be required to raise additional funds through public or private financing or other sources.  Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us.  Any equity financing may cause dilution to our then current shareholders.  If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders will be diluted.  We do not have any committed sources of additional financing, and additional financing, if necessary, may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The crisis in the financial and credit markets in the United States, Europe and Asia during 2008 and 2009 led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  Although global economic conditions have stabilized or improved, many of the markets in which we operate have not fully recovered.  If the economies in the countries in which we operate continue to be uncertain or weaken further, the demand for our products may continue to be under pressure and may not recover fully as a result of continued constraints on capital spending by our customers.  In addition, this could result in longer sales cycles, slower acceptance of new products and increased competition for our products, which in turn could cause us to reduce prices for our products resulting in reduced gross margins.  Furthermore, the value of our investment in Kubatronik Leiterplatten GmbH may decrease further as a result of the weak economy and as a result, we may record additional goodwill impairment losses in the future.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, especially in our key markets, remain uncertain or weaken further, our business, operating results and financial condition may be materially adversely affected.

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

The global PCB industry is highly fragmented and intensely competitive.  It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. (which acquired the PCB segment of Melta Ltd. in late 2010) and also compete with major international PCB exporters, mainly from South-East Asia, Europe and the United States.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Printca (Denmark), Cistelaier and Somacis (Italy),  Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.   In the United States market we mainly compete with DDI Corp, KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and TTM Technologies Inc. and certain other American companies.  Many of these competitors have significantly greater financial and marketing resources than us.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose significant market share.

We depend on our key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

In the years ended December 31, 2010, 2009 and 2008, our ten largest customers accounted for 50%, 54% and 50% of our revenues, respectively, of which one customer (consisting of two affiliated companies) accounted for 13.7%, 13.3% and 15.7% of our total revenues, respectively.  We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.  If we are unable to retain our key customers or if we are unable to attract sufficient new business to compensate for the loss of any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be harmed by currency fluctuations.

Our reporting currency is the U.S. dollar.  Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros.  As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition.  The NIS value of our U.S. dollar and Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 4.9% lower in 2010 than 2009 and the average exchange rate for the NIS against the Euro was 9.5% lower in 2010 than 2009, which had a negative impact on our operating results in 2010.  The average exchange rate for the NIS against the U.S. dollar was 9.4% higher in 2009 than 2008 and the average exchange rate for the NIS against the Euro was 3.8% higher in 2009 than 2008, which had a positive impact on our operating results in 2009.

We have recently encountered difficulties in obtaining lines of credits from our banks to perform hedging transactions in order to protect ourselves from currency fluctuations.  If we were to determine that it is in our best interests to enter into any other hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Our quarterly operating results fluctuate significantly.

Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate significantly in the future.  Our future operating results will depend on many factors, including (but not limited to) the following:

•	the size and timing of significant orders and their fulfillment;

•	demand for our products and the mix of products purchased by our customers;

•	competition from lower priced manufacturers;

•	fluctuations in foreign currency exchange rates, primarily the NIS against the U.S. dollar and the Euro;

•	manufacturing yield;

•	plant utilization;

•	availability of raw materials;

•	plant or line shutdowns to repair or replace malfunctioning manufacturing equipment;

•	the length of our sales cycles;

•	changes in our strategy;

•	the number of working days in the quarter;

•	changes in seasonal trends; and

•	general domestic and international economic and political conditions.

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

Quarterly sales and operating results are also difficult to forecast because quarterly sales and results are dependent, almost exclusively, on the volume and timing of orders during the quarter and our customers generally operate with a short delivery cycle and expect delivery of a significant portion of our production within 30 working days.  The delivery of such orders is subject to the number of available working days during the quarter, which can fluctuate significantly from quarter to quarter due to holidays and vacations.  Certain prototype and pre-production runs require even shorter turn-around times stemming from customers’ product launches and design changes.  In addition, there might be sudden increases, decreases or cancellations of orders for which there are commitments, which further characterize the electronics industry and the companies that operate in it.  The industry practice is to make such changes without any penalties, except for the time and materials expended on the order.

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

We have in the past been, and currently are, subject to claims and litigation relating to environmental matters.  If we are found to be in violation of environmental laws, we could be liable for damages and costs of remediation and may be subject to a halt in production, which may adversely affect our business, operating results and financial condition.

We have in the past been, and currently are, subject to claims and litigation relating to environmental matters.  We may be subject to further environmental claims by governmental, municipal and other organizations alleging that we are in violation of environmental laws.  If we are unsuccessful in such claims and other future claims and litigations or if actual results are not consistent with our assumptions and judgments, we may be exposed to losses that could be material to our company.

On August 25, 2009, we received a notice from the Petach Tikva Municipality claiming that random automatic wastewater sampling in proximity of our plant indicates high levels of metal concentrations which exceed the amounts permitted by law.  The Municipality requested our explanations to such alleged violation and further informed us that its environmental department has determined to initiate procedures against any plant that is not in compliance with the permitted concentrations.  On September 16, 2009, we sent a letter to the Municipality explaining that we have invested extensive funds and resources each year in order to comply with all environmental legal requirements.  We further indicated that we have been and are still engaged in several projects to reduce salt and metal concentrations in our plant wastewater and that we constantly update our procedures with respect to environmental matters.  In addition, we proposed to collaborate with the Municipality and conduct mutual tests to ensure maximum protection of the environment.  To date, we have not received any response from the Municipality to our letter dated September 16, 2009.  If we are found to be in violation of environmental laws, we could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.

We may not succeed in our efforts to expand into the U.S. defense market, and if we are unsuccessful our investments may be lost and our 2011 budget and future revenues and profitability would be adversely affected.

In January 2009, we received International Traffic in Arms Regulations registration from the U.S. Department of State, which certifies us to sell our PCBs to the U.S. defense market.  Our business plan and budget for the year 2011 assume an increase in revenues to the U.S. defense market based on our receipt of this certification.  However, our efforts to enter into to the U.S. defense market may not succeed and sales to the defense and aerospace industries may be affected by cutbacks in U.S. government spending, and this may not become a substantial market for us.  If we are unsuccessful in such efforts, our investments may be lost and our 2011 budget and future revenues and profitability would be adversely affected.

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

We currently obtain our key raw materials from a select number of suppliers.  We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all.  Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products.  As the majority of PCB manufacturing is centered in the Far East, raw material suppliers may focus their attention and give higher priority to manufacturers in the Far East, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time.  During the years ended December 31, 2010, 2009 and 2008, our purchases from one supplier accounted for 16.1%, 15.9% and 11.3% of our total consolidated raw material costs, respectively.  We may not be able to identify and integrate alternative sources of supply in a timely fashion.  Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.  Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

We have manufacturing facilities in Israel and Germany and generate a large percentage of our sales in Europe and North America.  Our sales in Europe for the years ended December 31, 2010, 2009 and 2008 accounted for 27.0%, 26.4% and 30.6% of our consolidated revenues, respectively, of which 10.5%, 11.3% and 13.6% was generated in Germany, respectively.  Our sales in North America for the years ended 2010, 2009 and 2008 accounted for 17.6%, 20.0% and 15.7% of our consolidated revenues, respectively.  We intend to increase our business in the United States, including sales to U.S. military contractors.  However contracts with U.S. military agencies, as well as military equipment manufacturers in Europe, are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

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

If we fail to maintain NASDAQ’s continued listing requirement of a minimum bid price of at least $1.00 per share for a period of 30 consecutive business days, our shares may be delisted from The NASDAQ Capital Market.

Our ordinary shares are listed on The NASDAQ Capital Market under the symbol “ELTK.”  To continue to be listed on NASDAQ, we need to satisfy a number of conditions, including a minimum bid price for our ordinary shares of $1.00 per share for a period of 30 consecutive business days.  If we fail to comply with such requirement, we would have a period of 180 calendar days to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days (and in some cases, NASDAQ may require a company to maintain a bid price of at least $1.00 per share for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days).  If we are not deemed in compliance before the expiration of the 180 day compliance period, NASDAQ may afford us an additional 180 day compliance period, provided that on the 180th day of the first compliance period we have demonstrated that we meet all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) based on our most recent public filings and market information.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.00 threshold requirement for continued trading.  In 2010, the price of our ordinary shares ranged from $0.84 (low) to $1.82 (high).  The closing price of our ordinary shares on May 23, 2011 was $1.18 per share.  If we fail to meet the minimum bid price requirement, our share may be delisted from the NASDAQ Capital Market.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  Since September 2000, there has been an increase in unrest and terrorist activity in Israel of varying levels of severity.  In recent years, there has been an escalation in violence among Israel, Hamas, Hezbollah, the Palestinian Authority and other groups.  Moreover, recently there have been violent riots in Egypt, Syria and other neighboring Arab countries seeking the replacement of existing leadership.  As a result, countries in the region have experienced political instability, the effects of which are currently difficult to assess.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon, Egypt or Iran, armed conflicts, terrorist activities or political instability in the region may have a material adverse effect on our business, financial conditions and results of operations.

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

Some of our employees, directors and officers in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service.  Any disruption in our operations could adversely affect our business.

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

We are incorporated under Israeli law.  The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a controlling shareholder of an Israeli company, or a shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, has a duty of fairness toward the company.  However, Israeli law currently does not define the substance of this duty of fairness.  Because Israeli corporate law has undergone in recent years and is currently undergoing extensive revision, there is relatively little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Listing Rules.  We follow Israeli law and practice instead of The NASDAQ Listing Rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, compensation of officers and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company

We were incorporated under the laws of the State of Israel on January 1, 1970.  We are a public limited liability company under the Israeli Companies Law 5759-1999 and operate under that law and associated legislation.  Our registered offices and principal place of business are located at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva 49101, Israel, and our telephone number is +972-3-9395025.  Our website is www.eltekglobal.com.  The information on our website is not incorporated by reference into this annual report.

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

We design and develop innovative manufacturing solutions pursuant to complex interconnect requirements of original equipment manufacturers, and provide our customers with a wide range of custom designed PCBs, including complex rigid, double-sided and multi-layer PCBs as well as flexible circuitry (flex and flex-rigid boards) made of several types of high-performance base material.  To complement our quick-turnaround, prototype, pre-production and low to medium volume production capability and provide our customers with single source service, we also act as an agent for the importation of PCBs from the Far East when customers require high volume production runs, although such activity was not significant in 2010.

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

During the three years ended December 31, 2010, we invested approximately $2.0 million in the expansion of our facilities and infrastructure and for the purchase of equipment.  In 2011, we expect to invest approximately $1.5 million in capital expenditures, primarily for our operations in Israel and Germany, mainly in manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities.  We intend to finance these expenditures with suppliers’ credit, cash flow from operations and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

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

Rigid PCBs.  Rigid PCBs are the core product of the industry and can be found in virtually every electronics device.  The layer count of these products generally ranges from two to 30 layers, although some PCBs are composed of 42 layers.

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

Manufacturing and Engineering Processes

In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness.  During the three years ended December 31, 2010, we invested approximately $1.3 million in machinery and equipment for that purpose.

Manufacturing Capabilities.  We have the capability to manufacture PCBs with layer counts in excess of 36 layers, blind and buried vias and designs using materials as thin as 0.001 inches.  We established our HDI advanced capabilities after a two-year period of research and development, followed by a significant investment in HDI production capacity.  In August 2000, we began to supply HDI products to selected customers.  We are able to produce short runs of five to 30 units of simple type PCBs within four to five working days, and a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits.  During 2007, we applied new technologies to enable us to manufacture “via-in-pad” multilayer PCBs, microvia filling, through hole via filling and copper overplating.  These technologies enable us to offer our customers solutions and participate in bids in which we were not able to participate in the past.  We are continuing to develop this technology to comply with new specifications and requirements of our customers and potential customers.  In the year ended December 31, 2010, approximately 23% of our manufactured products were ordered for delivery in less than 20 working days, of which approximately 4% were ordered for delivery within six to ten working days and approximately 5% in five or less working days.

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

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2010, 2009 and 2008, the primary industries for which we produced PCBs were defense and aerospace equipment (43%, 50% and 49% of production, respectively), medical equipment (23%, 20% and 21% of production, respectively), industrial equipment (21%, 20% and 18% of production, respectively) and telecom and networking equipment (5%, 4%and 3% of production, respectively).  To a lesser degree we produce PCBs for distributors, contract electronic manufacturers and others (8%, 6% and 9% of production, respectively).

Customers.  During the year ended December 31, 2010, we provided PCBs to approximately 153 customers in Israel and approximately 284 customers outside of Israel (including Kubatronik’s customers).  Our customers outside of Israel are located primarily in the United States, Italy, the Netherlands, Germany, Scandinavia, India and France.  Sales to non-Israeli customers were $20.4 million (54.2% of revenues) for the year ended December 31, 2010, $19.4 million (53.2% of revenues) for the year ended December 31, 2009 and $22.2 million (51.6% of revenues) for the year ended December 31, 2008.

In the years ended December 31, 2010, 2009 and 2008 our ten largest customers accounted for 49.7, 54.0% and 50.0% of our revenues, respectively, of which one customer accounted for 13.7%, 13.3% and 15.7% of our total revenues, respectively.  We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and agreements with PCB trading and manufacturing companies.  Our sales personnel currently consist of 12 persons, of which seven persons are in Israel, two persons are in the United States employed by our U.S. subsidiary, Eltek USA Inc., one person is employed by our European subsidiary, Eltek Europe GmbH, and two persons are employed by our German subsidiary, Kubatronik, and we also have sales representatives in Germany and Sweden.  In the Netherlands and Italy, PCB trading and manufacturing companies act as distributors of our products.  In the United States we market and sell our products through our U.S. subsidiary, as well as through eight independent local sales representatives and a PCB manufacturing company.  In India we market our products through a local sales representative.  We maintain technical support services for our customers world-wide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of 12 persons, of which six persons are in Israel, one person is in the United States employed by our U.S. subsidiary, Eltek USA Inc. and five persons are employed by our German subsidiary, Kubatronik.

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

Materials and Supplies

The materials used in the manufacture of PCBs are primarily laminates (copper clad, with an isolating core separating them), prepregs, photo-chemical films, chemicals and inks.  The materials we use are manufactured in Europe, the United States and the Far East.  Some of the materials are purchased directly from the manufacturer, while others are purchased from local distributors.

During 2010, the significant increase in oil and energy costs and commodity prices (such as copper, gold and glass fibers) put pressure on our suppliers to increase their prices for most of our principal raw materials.  We expect prices to increase in 2011.  During recent years, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers, however we may not continue to be successful in such negotiations in the future.  We have also faced pressure to raise our prices for our products to compensate for these price increases and although we have managed to date to maintain our sales prices with moderate price increases, we may not be able to so in the future.  Future price changes for raw materials may materially affect our future profitability.

Competition

The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue.  The global PCB industry is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. (which acquired the PCB segment of Melta Ltd. in late 2010 and also compete with major PCB exporters, mainly from the Far East, United States and Europe.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Printca (Denmark), Cistelaier and Somacis (Italy),  Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the United States market we mainly compete with DDI Corp, Endicott Interconnect Technologies Inc, KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and TTM Technologies Inc.  Many of these competitors have significantly greater financial, technical and marketing resources than us.  Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose market share and reduce prices.

Environmental Matters

Since May 2003, our environmental management system has been ISO 14001 certified.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

PCB manufacturing requires the use of metals and chemicals classified as hazardous substances.  Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems.  We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities.  There is no assurance, however, that violations will not occur in the future.  We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations.  Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial.  Environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption.  Over the years, we have undertaken various actions to reduce the use of water in our manufacturing facilities.  From 2008 through 2010, we invested in improving our effluent wastewater treatment system to lower the amounts of inorganic salts and copper concentration in the discharged water.  All our actions were coordinated with the Israeli Ministry of Environment and in August 2008, we received a waiver for a period of two years that enables us to increase the amount of minerals disposed of by wastewater, and in July 2010, the waiver was extended until August 2012.  During 2011, we expect to invest in reducing the amount of metal concentrations in our wastewater to the permitted levels.  A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

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

C.           Organizational Structure

In May 2002, we established En-Eltek Netherlands 2002 B.V., a wholly-owned subsidiary organized in the Netherlands, for the purpose of our acquisition of a 76% interest in Kubatronik.  Kubatronik is a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment, and computer and data storage equipment as well as contract electronic manufacturers.  Mr. Alois Kubat, Kubatronik’s founder, holds the remaining 24%  interest in Kubatronik.  Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik.  The price for Mr. Kubat’s remaining holdings in Kubatronik under the put option is Euro 552,000 ($737,000).  The price for Mr. Kubat’s remaining holdings in Kubatronik under the call option is Euro 582,000 ($777,000).

In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing activities in the North American market.  Eltek USA Inc. commenced operations in 2008.  In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

D.           Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five year term upon six months prior notice.  In the year ended December 31, 2010, we recorded $814,000 of rent expenses for these premises.

Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany.  The lease for the facilities expires on June 30, 2013.  In the year ended December 31, 2010, Kubatronik paid an aggregate of approximately 78,000 Euro ($103,000) in rent for these premises.

We also lease office space in New Hampshire for our U.S. subsidiary.  The lease for the facilities expires on November 30, 2011, and we have an option to extend the lease for an additional two years period, upon three months prior notice.  In the year ended December 31, 2010, we paid an aggregate of $24,000 in rent for these premises.

Leased Equipment

We lease manufacturing equipment under an operating lease agreement, pursuant to which as of December 31, 2010 we were obligated to pay a total amount of $420,000 through March 2015.  Our monthly lease expense under this agreement is $7,000.

Kubatronik leases manufacturing equipment under three operating lease agreements, which as of December 31, 2010 required us to pay a total of 124,668 Euros ($166,431) through February 2013.  Our monthly lease expense under these agreements is approximately 5,293 Euros ($7,066).

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

We develop, manufacture, market and sell PCBs, including high density interconnect (HDI) multi-layered and flex-rigid boards for the defense and aerospace, medical technology, telecommunications and electronics industries.  Our principal customers include manufacturers of medical equipment, defense and aerospace equipment, industrial equipment, and telecom and networking equipment, as well as contract electronic manufacturers.

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

Our business is subject to the effects of general global economic conditions.  As a result of our loss in 2010, we were not in compliance with the covenants of our banks as of December 31, 2010.  However, in May 2011 one bank modified the financial covenants terms, reducing the requirements to the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10.0 million ($2.8 million) or 11% of our total assets (on a non-consolidated basis), effective from the December 31, 2010 financial statements.  Another bank provided us with a temporary waiver stating that the bank would not take any measures against us arising from the breach of such covenants until the release of our financial statements for the year ending/ December 31, 2011, at which time we must return to compliance.  We have initiated discussions with such bank in order to modify the financial covenants and to agree to terms which we believe will be able to meet.  However, we may not be able to return to compliance with our financial covenants or reach an agreement on new covenant terms with the bank.  Failure to reach an agreement on new covenant terms or to return to compliance with our financial covenants may have a material adverse effect on our business, results of operations and financial position.  Our ability to be in compliance is dependent on factors that are out of our control, such as the stability of the U.S. dollar/NIS exchange rate, the demand for our products, including the impact of changes in customer buying, conditions in the PCB industry, our manufacturing process and other factors detailed in Item 3D “Key Information - Risk Factors.”  Therefore, we cannot assure compliance with such covenants in the future nor that our financial condition will not worsen.  In addition, we have developed a work plan for 2011, which is based on the assumption that our revenues will increase in 2011, partly due to the acquisition of Melta Ltd. by PCB Technologies in December 2010, as a result of which the competition in the PCB market in Israel has been reduced from three main manufacturers to two (including us), which may have a positive impact on our revenues, as well as due to the improvement in the PCB industry, the ripening of our marketing efforts in the United States and Europe and our receipt of the International Traffic in Arms Regulations Registration from the U.S. State Department, which certifies us to sell certain products to the U.S. defense market.  Our budget is also based on a reduction in raw materials and labor hours per PCB panel due to a manufacturing program that we have implemented, which should result in improved production efficiency.  The budget is based on a U.S. dollar/NIS exchange rate of $1 = NIS 3.65.

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

Impairment in Value of Assets

We account for long-lived assets and certain intangible assets in accordance with the provisions of the Financial Accounting Standards Board, or the FASB, Accounting Standards Codification, or ASC, Subtopic 360-10, “Property, Plant, and Equipment - Overall.”  FASB ASC Subtopic 360-10 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or the asset group.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination.  Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value.  An indication of goodwill impairment exists if the fair value of the reporting unit is less than its carrying value, and the enterprise must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805, Business Combinations.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.  Fair value of the reporting unit is determined using a discounted cash flow analysis.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  We have concluded that as at December 31, 2010, we did not have any reporting units that were at risk of failing step one of the goodwill impairment test.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2010	2009	2008
Revenues	100.0%	100.0%	100.0%
Cost of revenues	(87.1)	(84.7)	(86.4)
Gross profit	12.9	15.3	13.6
Research and development (expenses) income, net	0.0	0.0	0.2
Selling, general and administrative expenses	(16.1)	(16.5)	(16.7)
Impairment on goodwill	0.0		(0.9)
Total operating expenses	(16.1)	(16.5)	(17.4)
Operating profit (loss)	(3.2)	(1.2)	(3.8)
Financial expenses, net	(1.6)	(1.2)	(1.9)
Other income, net	*	*	*
Profit (loss) before income tax expense and non-controlling interest	(4.8)	(2.4)	(5.7)
Income tax expense	(0.1)	(0.1)	--
Net profit (loss)	(4.9)	(2.5)	(5.7)
Net profit (loss) attributable to non-controlling interest	0.3	0.1	*
Net loss attributed to shareholders	(4.6)	(2.4)	(5.7)
___________________
* Less than 0.1%

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues.  Revenues increased by 3.0% to $37.5 million for the year ended December 31, 2010 from $36.4 million for the year ended December 31, 2009.  The increase in revenues is primarily attributable to the recovery of the global PCB markets.

Cost of Revenues.  Cost of revenues increased by 5.8% to $32.7 million for the year ended December 31, 2010 from $30.9 million for the year ended December 31, 2009.  The increase in cost of revenues is primarily attributable to the increase in revenues and the appreciation of the NIS against the U.S. dollar in 2010, which increased the U.S. dollar value of our NIS denominated expenses.  Cost of revenues as a percentage of revenues increased by 2.4% to 87.1% for the year ended December 31, 2010 from 84.7% for the year ended December 31, 2009.  The increase in cost of revenues as a percentage of revenues is primarily attributable to the appreciation of the NIS against the U.S. dollar in 2010, as a result of which the U.S. dollar value of our NIS denominated costs increased.  We expect that our cost of revenues as a percentage of revenues will decrease in 2011 as a result of an anticipated increase in revenues in 2011, while a portion of our expenses are fixed or are expected to increase to a lesser degree than our revenues.

Gross Profit.  Gross profit decreased by 14.3% to $4.8 million for the year ended December 31, 2010 from $5.6 million for the year ended December 31, 2009.  The decrease in gross profit is primarily due to the increase in cost of revenues.  Gross profit as a percentage of revenues decreased to 12.9% for the year ended December 31, 2010 from 15.3% for the year ended December 31, 2009.  The decrease in gross profit as a percentage of revenues is primarily attributable to depreciation of the U.S. dollar against the NIS in 2010, which increased the U.S. dollar value of our NIS denominated expenses.  We expect that our gross profit as a percentage of revenues will increase in 2011 as a result of an anticipated increase in revenues in 2011, while a portion of our expenses are fixed or are expected to increase to a lesser degree than our revenues.

Research and Development (Expenses) Income, Net. We generally do not engage in significant research and development efforts and did not have any research and development expenses or income in 2010 and 2009.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses remained constant at approximately $6.0 million for the years ended December 31, 2010 and 2009.  We expect that our selling, general and administrative expenses will increase in 2011due to an anticipated increase in sales in 2011, which will result in increased commissions payable to sales representatives.

Operating Loss (Profit).  As a result of the foregoing, our operating loss was $1.2 million for the year ended December 31, 2010 compared to an operating loss of $456,000 for the year ended December 31, 2009.

Financial Expenses, Net.  Financial expenses, net increased to $609,000 for the year ended December 31, 2010 from $424,000 for the year ended December 31, 2009.  These financial expenses were primarily attributable to interest paid on short-term and long-term debt and the impact of the NIS exchange rate on outstanding U.S. dollar and Euro denominated balances of our creditors and debtors, as well as gains or losses on hedging transactions.  The increase in financial expenses is primarily attributable to the impact of the NIS exchange rate on outstanding U.S. dollar and Euro denominated balances of our creditors and debtors.

Other Income, Net.  We had other income, net of $2,000 for the year ended December 31, 2010, compared with other income, net of $4,000 for the year ended December 31, 2009, both of which are attributable to gains recorded on the disposal of fixed assets.

Income Tax Expense.  During the years ended December 31, 2010 and 2009, we recorded income tax expenses of $19,000 and $34,000, respectively, attributable to our subsidiaries in the United States and Germany.  During the years ended December 31, 2010 and 2009, we did not record a net deferred tax asset and related tax benefit with respect to our net operating losses generated in Israel due to uncertainty about our ability to utilize such losses in the foreseeable future.  Such uncertainty is primarily due to continued losses resulting from fluctuations of the NIS against the U.S. dollar, which may have an adverse impact on our financial results, the global economic climate, the fluctuations of the PCB industry and our history of losses.  For the years ended December 31, 2010 and 2009, we did not record a net deferred tax asset and related tax benefit with respect to the net operating losses of Kubatronik due to uncertainty about its ability to utilize such losses in the foreseeable future.

Non-controlling interest.  Non-controlling interest reflects the $113,000 minority share in Kubatronik’s net loss for the year ended December 31, 2010, as compared to the $30,000 minority share in Kubatronik’s net loss for the year ended December 31, 2009.

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

Gross Profit.  Gross profit decreased by 5.0% to $5.6 million for the year ended December 31, 2009 from $5.9 million for the year ended December 31, 2008.  The decrease in gross profit is primarily due the reduction in sales.  Gross profit as a percentage of revenues increased to 15.3% for the year ended December 31, 2009 from 13.6% for the year ended December 31, 2008.  The increase in gross profit as a percentage of revenues is primarily attributable to a decrease in raw material consumption and in payroll expense for our manufacturing employees.

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

Other Income, Net.  We had other income, net of $4,000 for the year ended December 31, 2009, compared with other income, net of $1,000 for the year ended December 31, 2008, both of which are attributable to the gains we recorded on the disposal of fixed assets.

Income Tax Expense.  During the year ended December 31, 2009, we recorded income tax expenses of $34,000 attributable to our subsidiary in the United States.  During the years ended December 31, 2008 and 2009, we did not record a net deferred tax asset and related tax benefit with respect to our net operating losses generated in Israel due to uncertainty about our ability to utilize such losses in the foreseeable future.  Such uncertainty is primarily due to continued losses resulting from fluctuations of the NIS against the U.S. dollar, which may have an adverse impact on our financial results, the weak global economic climate, the fluctuations of the PCB industry and our history of losses.  For the years ended December 31, 2008 and 2009, we did not record a net deferred tax asset and related tax benefit with respect to the net operating losses of Kubatronik due to uncertainty about its ability to utilize such losses in the foreseeable future.

Non-controlling interest.  Non-controlling interest reflects the $30,000 minority share in Kubatronik’s net loss for the year ended December 31, 2009, as compared to the $1,000 minority share in Kubatronik’s net loss for the year ended December 31, 2008.

Impact of Currency Fluctuations and Inflation

Our reporting currency is the U.S dollar.  Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros.  As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition.  In addition, the NIS value of our U.S. dollar or Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 4.9% lower in 2010 than 2009 and the average exchange rate for the NIS against the Euro was 9.5% lower in 2010 than 2009, which had a negative impact on our operating results in 2010.  The average exchange rate for the NIS against the U.S. dollar was 9.4% higher in 2009 than 2008 and the average exchange rate for the NIS against the Euro was 3.8% higher in 2009 than 2008, which had a positive impact on our operating results in 2009.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the U.S. dollar and Euro, between December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2010	2009	2008	2007	2006
U.S. dollar	(6.0)%	(0.7)%	(1.1)%	(9.0)%	(8.2)%
Euro	(12.9)%	2.7%	(6.4)%	1.7%	2.1%
Israeli consumer price index	2.7%	3.9%	3.8%	3.4%	(0.1)%

We have engaged external consultants to assist us to manage our foreign exchange risk.  From time to time in the past we have used currency hedging instruments in order to partially protect ourselves from currency fluctuation and may use hedging instruments from time to time in the future.  However, we have recently encountered difficulties in obtaining lines of credits from our banks to perform such hedging transactions.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, the Organization for Economic Co-operation and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.  In June 2010, Israel joined the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income.  The applicable rate for 2010 was 25%.  The rate was reduced to 24% in 2011, and will be further reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

However, one of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended.  Subject to certain time limitations, income derived from such benefited enterprise will be subject to lower tax rates of up to 25%.  For additional information see Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” and Note 14 to our consolidated financial statements.

As of December 31, 2010, we had approximately $19.7 million in tax loss carryforwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2004 tax years are considered final due to the statute of limitations.  Our principal foreign subsidiary, Kubatronik has received final tax assessments through the 2006 tax year, and as of December 31, 2010 had approximately Euro 1.1 million (approximately $1.5 million, based on the U.S. dollar/Euro exchange rate as at December 31, 2010) in tax loss carryforwards in Germany.  We do not believe, on a “more likely than not” basis, that we will be able to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to our loss carry-forwards in the foreseeable future.  Therefore we have recorded a full valuation allowance on the deferred tax asset in respect of these differences and loss carry-forwards.

Recently Issued Accounting Standards

In December 2010, the FASB issued Accounting Standards Update, or ASU, 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A).  ASU 2010-28 modifies step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary.  The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit.  ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 for a public company.  We expect that the adoption of ASU 2010-28 in 2011 will not have a material impact on our consolidated financial statements.

B.           Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million).

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2010	2009	2008
	($ in thousands)
Net cash provided by operating activities	$1,504	$963	$1,187
Net cash used in investing activities	(451)	(600)	(797)
Net cash used in financing activities	(815)	(619)	(1,472)
Effect of translation adjustments	17	(42)	171
Net increase (decrease) in cash and cash equivalents	255	(298)	(911)
Cash and cash equivalents at beginning of year	1,258	1,556	2,467
Cash and cash equivalents at end of year	1,513	1,258	1,556

Net cash provided by operating activities was $1.5 million for the year ended December 31, 2010.  This amount was primarily attributable to fixed asset depreciation and amortization of $2.1 million, an increase in current assets, net of $146,000 (comprised of an increase in trade receivables of $186,000, a decrease in other receivables and prepaid expenses of $178,000 and an increase in inventories of $138,000), an increase in trade payables of $1.2 million, an increase in other liabilities and accrued expenses of $203,000 and an increase in employee severance benefits, net of $45,000.  This amount was partially offset by a net loss of $1.7 million ($1.8 million less minority share of subsidiary's net loss of $113,000) and revaluation of long-term loans of $49,000.  Net cash provided by operating activities was $963,000 for the year ended December 31, 2009.  This amount was primarily attributable to fixed asset depreciation and amortization of $2.0 million and a decrease in current assets, net of $866,000 (comprised of a decrease in trade receivables of $391,000, an increase in other receivables and prepaid expenses of $35,000 and a decrease in inventories of $510,000).  This amount was offset in part by a net loss of $880,000, a decrease in trade payables of $763,000, a decrease in other liabilities and accrued expenses of $169,000 and a decrease in employee severance benefits, net of $104,000.  Net cash provided by operating activities was $1.2 million for the year ended December 31, 2008.  This amount was primarily attributable to fixed asset depreciation of $2.2 million, a goodwill impairment charge of $379,000, a decrease in trade receivables of $894,000, a decrease in other receivables and prepaid expenses of $553,000 and an increase in other liabilities and accrued expenses of $531,000.  This amount was partially offset by a net loss of approximately $2.5 million, an increase in trade payables of $885,000 and an increase of $140,000 in inventories.

Net cash used in investing activities was $451,000 for the year ended December 31, 2010, $600,000 for the year ended December 31, 2009 and $797,000 for the year ended December 31, 2008.  Net cash used in investing activities for the years ended December 31, 2010, 2009 and 2008 was primarily for the purchase of fixed assets for our production lines, expansion of our manufacturing facilities, including leasehold improvements, and information technology equipment.

Net cash used in financing activities was $815,000 for the year ended December 31, 2010, which was primarily attributable to repayments of long-term loans, net of $1.2 million and the repayment of credit received from fixed assets suppliers of $400,000, which amounts were partially offset by an increase in short-term bank credit of $355,000 and new long-term bank loans of $452,000.  Net cash used in financing activities was $619,000 for the year ended December 31, 2009, which was primarily attributable to repayments of long-term loans, net of $1.1 million and the repayment of credit from fixed assets payable of $140,000, which amounts were partially offset by an increase in short-term bank credit of $648,000.  Net cash used in financing activities was $1.5 million for the year ended December 31, 2008, which was primarily attributable to the repayment of $1.6 million of long-term loans and the repayment of $542,000 of credit from fixed asset payables, which amount was partially offset by new long-term loans of $669,000 from our banks.

As of December 31, 2010, we had $1.5 million in cash and cash equivalents, and working capital deficit of $4.1 million, as compared to $1.3 million in cash and cash equivalents, and working capital deficit of $2.0 million at December 31, 2009 and $1.6 million in cash and cash equivalents, and working capital deficit of $1.9 million at December 31, 2008.

As of December 31, 2010, the following revolving lines of credit were outstanding:

•	a revolving line of credit of approximately $1.5 million with Bank Hapoalim B.M. Of such amount, $110,000 is linked to the U.S. dollar and $1.4 million is not linked.

•
a revolving line of credit of approximately $2.8 million with Israel Discount Bank Ltd, which is not linked. In January 2011, the bank converted $450,000 of such amount to a long-term loan, linked to the U.S. dollar.

•
a revolving line of credit of approximately $676,000 with First International  Bank of Israel Ltd, which is not linked.  In the first quarter of 2011, we repaid $113,000 of such amount and agreed to repay an additional $225,000 during the second and the third quarters of 2011.

As of December 31, 2010, the following long-term banks loans were outstanding:

•
long-term loans from Bank Hapoalim B.M. aggregating $1.2 million.  Of such amount, $324,000 is linked to the U.S. dollar, $177,000 is linked to the Israeli consumer price index and $724,000 is not linked.

•
long-term loans from Israel Discount Bank Ltd. in the aggregate amount of $1.8 million.  Of such amount, $27,000 is linked to the Israeli consumer price index, $564,000 is linked to the U.S. dollar and $1.2 million is not linked.

As a result of the uncertainty regarding the successful completion of our discussions with one of the banks regarding new covenant terms and of returning to compliance with our financial covenants at the 2011 year-end financial statements, we have reclassified our long-term bank debt to short-term debt, starting from the financial statements for March 31, 2011, in accordance with the requirements of U.S. GAAP, until an agreement on new covenant terms is reached and compliance with our financial covenants  is anticipated.

As of December 31, 2010, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $70,000, which is linked to the Euro.

Our credit lines and short-term loans bear annual interest as follows:

•	linked to the Prime rate - from Prime+1.75% to Prime+3.5%

•	linked to the U.S. dollar - from LIBOR+3.55% to LIBOR+4.15%

Our long-term bank loans bear annual interest as follows:

•	linked to the Israeli consumer price index - from 4.5% to 6.5%

•	linked to the U.S. dollar - from LIBOR+1.88% to LIBOR+3.6%

•	linked to the Prime rate - from Prime+0.75% to Prime+2.0%

•	non-linked - from 7.6% to 8.4%

The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements with our banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.  Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.9 million) or 17% of our consolidated total assets.  For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums).  Our compliance with the financial covenants is measured annually based on the audited financial statements for December 31, each year.  As of December 31, 2010, we were not in compliance with such covenants.  However, in May 2011, the bank granted us a waiver, stating that the bank would not take any measures against us arising from the breach of such covenants until the release of our financial statements for the year ending December 31, 2011, at which time we must return to compliance.  We have initiated discussions with this bank in order to modify the financial covenants and to agree to terms which we believe will be able to meet at year end.  However, we may not be able to return to compliance or reach an agreement with the bank on new covenant terms.  Failure to reach an agreement on new covenant terms or to obtain additional financing, if required, may have a material adverse effect on our business, results of operations and financial position.  Financial covenants in respect of our credit facilities and long-term debt with another bank require us to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 16.0 million ($4.5 million) or 17% of our total assets (on a non-consolidated basis).  As of December 31, 2010, we were in not compliance with such covenants.  However, in May 2011, the bank modified the financial covenant terms, reducing the requirements to the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10.0 million ($2.8 million) or 11% of our total assets (on a non-consolidated basis), effective from the December 31, 2010 financial statements.  The foregoing NIS amounts have been translated for convenience into U.S. dollars at the representative rate of exchange on December 31, 2010 of $1.00= NIS 3.549, as published by the Bank of Israel.  We may not be able to maintain compliance with such covenants in the future.  As a result of the uncertainty regarding the successful completion of our discussions with one of the banks and of returning to compliance with our financial covenants at December 31, 2011, we have reclassified such debt from long-term to short-term debt at March 31, 2011, in accordance with the requirements of U.S. GAAP, until an agreement on new covenant terms is reached and compliance with our covenant terms is anticipated.  See Item 5A. “Operating and Financial Review and Prospects - Operating Results – Overview.”  We cannot assure you that we will be able to maintain compliance with such covenants in the future.

Capital expenditures on a cash flow basis for the years ended December 31, 2010 and 2009 were approximately $489,000 and $600,000, respectively.  Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and leasehold improvements.  As of December 31, 2010 we had existing commitments for capital expenditures in the aggregate amount of $144,000.  We intend to finance our 2011 capital expenditures mainly with suppliers’ credit and from operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us. Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

We expect to finance our 2011 budget from operational cash flow, revolving bank credit lines and long-term bank loans, and supplier financing.  In April 2010, two of our banks agreed to a deferral of all the principal payments due for the months April through July 2010 and 80% of the principal payments due for the months August through December 2010.  We are obligated to repay the deferred payment amounts over a three-year period with one bank, and a two to three-year period with another bank, beginning January 2011.  Interest is payable and has been paid regularly.  A third bank reduced our line of credit by approximately $430,000 over the course of 2010, and by an additional $340,000 over the course of 2011.

Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2011, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the U.S. dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2011.  Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.           Research and Development, Patents and Licenses

We generally do not engage in significant research and development.

In 2005, we were granted membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS.  OptiPac was created specifically to develop generic optical packaging technologies for the microelectronics sector, technologies that are critically important to the communications industry.  The OptiPac program was concluded in July 2007.  In connection with the conclusion of the OptiPac consortium and the distribution of reserve funds held by the OCS, we received a final reimbursement of $100,000 in 2008.

D.           Trend Information

From the fourth quarter of 2008 through 2009, the crisis in the financial and credit markets that evolved into a global recession had an impact on customers’ inventory management and capital spending, which had an adverse affect on our revenues in the fourth quarter of 2008 and in 2009.  In 2010, our revenues slightly increased primarily due to the improvement in the global PCB markets.

Our backlog at December 31, 2010 was approximately $8.4 million compared to a backlog of approximately $6.5 million at December 31, 2009.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 45 days.  For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2010.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Short-term bank credit (1)	5,013	5,013	-	-	-
Long-term debt obligations (1)	3,102	1,849	1,183	70	-
Operating lease	5,335	916	1,780	1,624	1,015
Other contractual obligations	1,439	519	529	391	-
Purchase obligations	1,958	1,702	256	-	-
Other short-term liabilities reflected on the company’s balance sheet (2)	3,973	3,973	-	-	-
Other long-term liabilities reflected on the company’s balance sheet	1,596	-	-	-	1,596
Estimate of interest payments on long-term debt obligations (3)	131	131	-	-	-
Total	22,547	14,103	3,748	2,085	2,611
_________________________
(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

(2)
Includes the estimated net value of our liability attributable to Mr. Kubat’s put option relating to his 24% ownership interest in Kubatronik under the agreement relating to the acquisition of our 76% ownership interest in Kubatronik in June 2002.  Under U.S. GAAP, such an arrangement gives rise to a derivative instrument, which must be marked to market every reporting period.

(3)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2010 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 8 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Erez Meltzer	53	Chairman of the Board of Directors
David Banitt(1)(2)	59	Independent Director
Eytan Barak(1)(2)	66	Outside Director
Yaron Malka	37	Director
Amit Mantsur	40	Director
Ophira Rosolio-Aharonson(1)(2)	61	Outside Director
Joseph Yerushalmi	72	Director
__________________________
(1) Member of the Executive Committee
(2) Member of the Audit Committee

Professor Joseph Yerushalmi, a Class I director, will serve as a director until our 2012 annual general meeting of shareholders.  Mr. David Banitt, a Class II director, will serve as a director until our 2013 annual general meeting of shareholders.  Messrs. Amit Mantsur, Yaron Malka and Erez Meltzer, Class III directors, will serve as directors until our 2011 annual general meeting of shareholders.  Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2009 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Ms. Rosolio-Aharonson as an outside director may be renewed for an additional three year period.  Mr. Eytan Barak was elected to serve as an outside director at our 2008 annual general meeting of shareholders for an initial three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for two additional three-year terms.

Erez Meltzer has served the Chairman of our Board of Directors since April 1, 2011 and has served as a director since August 2009.  Mr. Meltzer has served as the Chief Executive Officer of Gadot Chemical Tankers and Terminals Ltd., or Gadot, a wholly-owned subsidiary of Ampal-American Israel Corporation, or Ampal, since November 2008.  Mr. Meltzer also serves as a director of Ampal and Ericom Software Ltd.  From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps. (reserves).  Mr. Meltzer has served as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University, and is a graduate of the Advanced Management Program at Harvard Business School.

David Banitt, an independent director, has served as a director since March 1997 and is a member of our audit committee and executive committee.  Since September 2010, Mr. Banitt has been self-employed, providing consulting services in marketing and business development.  From January 2009 until September 2010, Mr. Banitt founded and served as the chief executive officer of Lautus and Meitech, companies engaged in industrial wastewater treatment.  From January 2007 until January 2009 Mr. Banitt founded and served as the chief operating officer of HelioFocus Ltd., a company that develops solar thermal energy generation products.  From January 2006 until January 2007, Mr. Banitt served as the chief executive officer of YDesign Ltd., a company that he co-founded, involved in the development of consumer products.  From July 2005 until January 2006, Mr. Banitt was self-employed, providing consulting services in marketing, primarily in the PCB market.  From August 2001 until July 2005, Mr. Banitt served as chief executive officer and member of the board of directors of Nano-OR Ltd., an Israeli start-up company engaged in the development of electro-optics systems.  Prior to joining Nano-OR Technology Ltd. and from January 2001, Mr. Banitt was self-employed.  From September 1997 until January 2001, Mr. Banitt served as President and member of the board of directors of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems for the printed circuit boards industry.  From 1993 until 1997, Mr. Banitt served as general manager of Nitzanim Initiative Center.  From 1985 until 1992, Mr. Banitt served as Vice President of Marketing of Optrotech Ltd., an Israeli company that provided optical inspection systems to the PCB industry.  Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.

Eytan Barak was elected to serve as an outside director (within the meaning of the Israeli Companies Law) in December 2008 and is a member of our audit committee and executive committee.  He is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., a company that provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various companies, including Mer Telemanagement Solutions Ltd. (listed on the NASDAQ Capital Market (NASD:MTSL)), Elgo Irrigation Ltd (listed on the Tel Aviv Stock Exchange), Menora–Mivtachim Mutual Funds, Meshulam Levinstein Contracting & Engineering Ltd. (listed on the Tel Aviv Stock Exchange) and Spectronix Ltd. (listed on the Tel Aviv Stock Exchange).  From 1997 to 2006, Mr. Barak served as a member of the board of directors, audit committee and investment committee of various Israeli companies.  From 1973 to 1997, Mr. Barak was with The Israel Corporation Ltd., initially serving as its chief financial officer and corporate controller, and also served as chairman or member of the boards of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in Accounting and social science from Tel Aviv University and a degree in Accounting from the Hebrew University of Jerusalem and has been a certified public accountant (Israel) since 1971.

Yaron Malka has served as a director since May 2010.  Mr. Malka has served as Executive Assistant to the chief executive officer of the Merhav - Ampal Group since December 2009 and as the Head of the European operations of La-Mark Vision Ltd. since April 2011.  Previously, Mr. Malka served as the Chief Financial Officer and General Counsel of Aniboom Ltd.  Between 2006 and 2008, Mr. Malka served as the Legal Counsel and Company Secretary of Metalink Ltd. (NASDAQ: MTLK).  Prior to that and from February 2003, Mr. Malka was an associate at Zellermayer Pelossof & Co., an Israeli law firm.  Between 1998 and 2003, Mr. Malka was a senior associate at Nachum, Deutch and Co., an Israeli accounting firm.  Mr. Malka holds an LLB degree from Tel Aviv University, a B.A. degree in Accounting and Economics from the Hebrew University of Jerusalem and a B.A. degree in Political Sciences from Haifa University.  Mr. Malka is a certified public accountant (Israel) and a member of the Israel Bar Association.

Amit Mantsur has served as a director since August 2009.  Mr. Mantsur has served as the Vice President – Investments of  Ampal since March 2003.  From September 2000 to December 2002, Mr. Mantsur served as Strategy and Business Development Manager at Alrov Group.  From February 1997 to September 2000, Mr. Mantsur was a projects manager at the Financial Advisory Services of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International.  Mr. Mantsur holds a B.A. degree in Economics and Accounting and an M.B.A. degree, both from Ben-Gurion University, and is a certified public accountant (Israel).

Ophira Rosolio-Aharonson was elected to serve as an outside director (within the meaning of the Israeli Companies Law) in December 2006 and is a member of our audit committee and executive committee.  Ms. Rosolio-Aharonson is a co-founder of Seagull Tech Inc. and KeyScan Inc.  In addition, Ms. Rosolio-Aharonson serves as an executive director of several private and publicly traded companies, a strategic business consultant to high-technology companies and an advisor to venture capital firms in Israel and the United States.  Among others, Ms. Rosolio-Aharonson serves as a director of Cimatron Ltd and Scailex Corp.  From 1992 through 1999, Ms. Rosolio-Aharonson served as the chief executive officer of Terra Computers, Inc. in the United States.  From 1980 to 1989, Ms. Rosolio-Aharonson served as a senior executive, holding managerial positions, at Clal Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, including director, chief executive officer, chief operations officer and vice president of sales and marketing of Clal Ltd.’s subsidiaries.  Ms. Rosolio-Aharonson holds a B.Sc. degree in applied mathematics and physics, and has completed courses required for a M.Sc. degree in bio-medical engineering, both from the Technion – Israel Institute of Technology and is a graduate of the executive business and management program of Tel Aviv University.

Professor Joseph Yerushalmi has served as a director since December 2003.  Since January 1996, Professor Yerushalmi has served as a senior vice president in charge of the projects of Merhav M.N.F Ltd.  Professor Yerushalmi serves as a member of the board of directors of Ampal.  From 1992 to 1996, Professor Yerushalmi served as vice president, projects development at Israel Chemicals Ltd., Israel’s largest chemical concern.  Between 1989 and 1992, Professor Yerushalmi was a visiting professor at the University of Pittsburgh.  In 1980, Professor Yerushalmi founded PAMA (Energy Resources Development) Ltd. in Israel with the goal of commercial utilization of Israel oil shale reserves, and he served as its General Manager until 1989.  From 1977 to 1980, Professor Yerushalmi was Technical Manager of the Coal Gasification Program of the Electric Power Research Institute (EPRI) in Palo Alto, California.  Between 1969 and 1977, Professor Yerushalmi was a professor of Chemical Engineering at the City College of New York where he pioneered in research in the field of alternative energy.  Professor Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Arieh Reichart	57	President and Chief Executive Officer
Amnon Shemer	52	Vice President, Finance and Chief Financial Officer
Dan Eshed	60	General Manager, Kubatronik
Eli Dvora	54	Vice President, Operations
Shay Shahar	49	Vice President, Marketing and Sales
Roberto Tulman	52	Vice President, Technologies and Chief Technology Officer
Shlomo Danino	48	Vice President, Engineering
Vardit Dekel	47	Vice President, Human Resources
Avi Gal	48	Vice President, 5S and Chief Information Officer
Eva Zilberleib	59	Vice President, Quality Assurance and Product Marketing Director
James Barry	52	President of Eltek USA Inc.
Axel Herrmann	53	General Manager, Eltek Europe

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

Dan Eshed joined us in April 1987 as a production manager.  During his employment with our company, Mr. Eshed has served as operation manager, senior vice president – technology and infrastructure and was appointed as general manager, Kubatronik in February 2005.  Mr. Eshed holds a B.Sc. degree in Management and Industrial Engineering from Ben Gurion University.

Eli Dvora joined us in 1993 after our merger with TPC Ltd. and served as our comptroller until August 1997.  From September 1997 until February 1998, Mr. Dvora was self-employed.  In March 1998, Mr. Dvora rejoined our company and in September 1999, was appointed as our vice president - operations.  Mr. Dvora holds a B.A. degree in Economics and an M.B.A. degree, both from Bar Ilan University.

Shay Shahar was appointed as our vice president, marketing and sales in December 2009.  Mr. Shahar joined Eltek in July 1992 and since such time has held various positions in our marketing and sales department, from Regional Sales Manager to Corporate Sales Director, and was appointed to his current position of vice president, marketing and sales in December 2009.  Mr. Shahar holds an Electronic Practical Engineer degree from Ort Technology College in Israel, a B.Sc. degree in General Business from Champlain College, Burlington, Vermont and an M.S.M. degree in Management from the Polytechnic University, New York.

Roberto Tulman joined us in August 2005 as vice president, technologies and chief technology officer.  During the 22 years prior to joining our company, Mr. Tulman served in the electronic research department of the Israel Defense Forces, where he held various research and development and management positions, and managed the printed circuits division during his last eight years of service.  Mr. Tulman holds a B.Sc. degree (Cum Laude) in Chemistry, an M.Sc degree in Chemistry (Electrochemistry) and an M.B.A. degree, all from Tel-Aviv University.

Shlomo Danino joined us in August 1985.  During his employment with our company, Mr. Danino has served as product engineering manager and was appointed as vice president, engineering in February 2000.  Mr. Danino holds a B.Sc. degree in Mechanics from Ort Technology College in Israel and a B.Sc. degree in general business from Champlain College, in Burlington, Vermont.

Vardit Dekel joined us in August 2005 as vice president, human resources.  From May 2001 until July 2005, Ms. Dekel served as Human Resources manager of Chefa Ltd., an Israeli group engaged in food services for airlines, business and industry companies.  During the 12 years prior to joining Chefa Ltd., Ms. Dekel served at Israel Elwyn’s Residential Center for people with special needs, where she served in several management positions, including human resources and training manager and as its manager.  Ms. Dekel holds a B.A degree in special education and an M.A. degree in organizational sociology and organizational counseling, both from The Hebrew University of Jerusalem.

Avi Gal was appointed as our vice president, 5S and chief information officer in December 2009.  Mr. Gal joined us in August 1986 as an Industrial engineer in shop floor control department.  In 1988, Mr. Gal established our IT department and led the adaptation of a generic ERP system to the PCB sector.  Between 1994 and 2005, Mr. Gal managed his own business, mainly in developing and implementing an ERP System for maintenance, repair and overhaul for the aviation sector.  In 2005, Mr. Gal returned to our company as chief information officer.  Mr. Gal holds a B.Sc. degree in Management and Industrial Engineering from the Technion - Israel Institute of Technology.

Eva Zilberleib was appointed as our vice president, quality assurance and product marketing director in December 2009.  Ms. Zilberleib joined us in January 1979 and during her over 30 years of employment with our company, she has served as final inspection and quality assurance lab manager and technical customer support manager.  Ms Zilberleib holds B. Sc. degree in Chemistry from the Hebrew University of Jerusalem.

James Barry joined us in September 2008 as the president of Eltek USA Inc.  Prior to that and from May 2003, Mr. Barry served as a consultant to us in a sales, marketing and applications engineering role.  Mr. Barry has over 30 years experience within the PCB industry.  Mr. Barry has held management positions within engineering, sales and operations for some of the top PCB producers.  Mr. Barry attended Northern Essex Community College.

Axel Herrmann joined us in March 2006 as commercial manager of Kubaronik, our German subsidiary and was appointed as general manager, Eltek Europe in August 2009. From July 2003 until February 2006, Mr. Herrmann served as commercial manager for Heinrich Heiland GmbH, a supplier for the automotive industry.  From October 2000 until June 2003, Mr. Herrmann worked as commercial manager for Helukabel GmbH, a company that produces and sells cables and wires.  From July1989 until September 2000, Mr. Herrmann worked at Pfisterer, a producer of electrical devices for power plants, initially as a department head in bookkeeping, advanced to commercial manager and his last position was managing director.  Mr. Herrmann holds a B.A. degree in economics from Hohenheim University in Stuttgart, Germany.

There are no family relationships between any of our directors and executive officers.

B.           Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2010.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (then consisting of 19 persons)*	$2,132,000	$188,000
___________
* Includes Mr. Nissim Gilam, the former chairman of our board of directors, who retired in October 2010.

During the year ended December 31, 2010, we paid each of our outside and independent directors an annual fee of $9,700 and a per meeting attendance fee of $600.  Prior to the retirement in October 2010 of Mr. Nissim Gilam, the former chairman of our board of directors, we paid Mr. Gilam a management fee of $5,000 per month and reimbursed him for various expenses that he incurred in connection with his service as chairman of the board of directors in an annual amount of $2,900.  We also provided Mr. Gilam with a company car and paid all expenses in connection therewith.  At our 2010 annual general meeting of shareholders, our shareholders approved the award of the following retirement compensation to Mr. Gilam: (i) a one-time retirement payment of $10,000 (equal to payment for two months of Mr. Gilam’s service as the Chairman of our Board of Directors); (ii) the use of a company car until December 31, 2010 and all expenses in connection with such use of a company car.  In 2010, we paid Mr. Gilam an aggregate amount of $71,000.

As of December 31, 2010, none of our directors and executive officers held any options.

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

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or the Amendment, which implements a comprehensive reform in the corporate governance of Israeli companies.  Most of the provisions of the Amendment became effective on May 15, 2011 (some provisions will become effective on September 15, 2011).

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

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Mr. Eytan Barak (an outside director within the meaning of the Israeli Companies Law) has the requisite “accounting and financial expertise.”

We do not follow the requirements of the NASDAQ Listing Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 16G. “Corporate Governance.”

Outside and Independent Directors

Outside Directors.  Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Israeli Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; and (iv) if such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the outside director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of spouse or spouse of any of the above.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder excluding service as an outside director of a company that is offering its shares to the public for the first time.  In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors who are not the controlling shareholders or their relatives, are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

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

Outside directors are elected by shareholders.  The shareholders voting in favor of their election must include at least a majority of the shares of the non-controlling shareholders (and those who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) of the company who voted on the matter (not including abstaining votes).  This majority approval requirement need not be met if the total shareholdings of those non-controlling shareholders (and those who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) who vote against their election represent 2% or less of all of the voting rights in the company.  Outside directors serve for a three-year term, which may be renewed for two additional three year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint outside directors for their initial term; or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company on the matter, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relationship with any controlling shareholder, provided that the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholders voted in favor of the reelection of the nominee constitute more than 2% of the voting rights in the company.

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

Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2006 annual general meeting of shareholders for an initial three-year term and was elected to serve as an outsider director at our 2009 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Ms. Rosolio-Aharonson as an outside director may be renewed for one additional three year term.  Mr. Eytan Barak was elected to serve as an outside director at our 2008 annual general meeting of shareholders for an initial three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for two additional three-year terms.

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  However, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Listing Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  (See Item 16G. “Corporate Governance.”)  In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

Pursuant to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will be comprised of individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  We have not included such a provision in our articles of association.

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

In accordance with the Amendment, effective as of September 2011: (A) the majority of the members of the audit committee must be “independent directors,” which are defined as: (i) an outside director; or (ii) a director who complies with the following requirements: (y) he is eligible for nomination as an outside director and the audit committee has approved such eligibility; and (z) he has not acted as a director of the company for a period exceeding nine consecutive years; (B) the audit committee may not include the chairman of the board of directors, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his income from the controlling shareholder; (C) the chairman of the audit committee must be an outside director; and (D) a majority of the members of the audit committee will constitute a quorum, provided that the majority of the members present at the meeting are independent directors (within the meaning of the Israeli Companies Law) and at least one outside director is present at the meeting.

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

In accordance with the Amendment, effective as of September 2011, in the event the audit committee has discovered a material defect in the company’s business operations, it must hold at least one meeting regarding such defect, at which the internal auditor or the independent accountants must be present and office holders who are not members of the audit committee may not participate in the meeting, except for the presentation of their position.

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

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. However, such arrangements may be approved by a compensation committee instead of the audit committee, provided that all provisions that apply to the audit committee apply to such compensation committee.  The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved.  In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required.  Any person who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.  In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.  In addition, an officer who has a personal interest in a certain transaction may be present during the deliberations regarding such transaction for purposes of its presentation, if the chairman of the audit committee or the chairman of the board of directors has determined that such presence is required for the presentation of the transaction.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders in that order.  The shareholder approval for such a transaction must include at least a majority of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions).  The transaction can be approved by shareholders without this majority approval requirement if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than two percent of the voting rights in the company.  Any such extraordinary transaction whose term is more than three years requires the approval as described above every three years, unless the audit committee approves that a longer term is reasonable under the circumstances.

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

In accordance with the Amendment, effective as of September 2011, the chief executive officer of a public company or his relative may not act as the chairman of the board of directors of such public company unless the shareholders have approved such nomination.  The shareholders voting in favor of such nomination must include at least two-thirds of the shares of the non-controlling shareholders (and who do not have a personal interest in approving the nomination) who voted on the matter (not including abstaining votes).  This two-thirds approval requirement need not be met if the total shareholdings of those non-controlling shareholders (who do not have a personal interest in approving the nomination) who vote against their election represent 2% or less of all of the voting rights in the company.  In addition, any person subordinated to the chief executive officer will be prohibited from serving as chairman of the board of directors.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a full tender offer for all of the outstanding shares or a class of shares.  In such event, if less than 5% of the outstanding shares are not tendered in such full tender offer, all of the outstanding shares or class of shares will be transferred to the acquirer.  The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer.  The acquirer may elect that any shareholder tendering his shares will not be entitled to appraisal rights (such election must be specified in the tender offer).  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

We have agreed to indemnify our office holders to the fullest extent permitted by law.  The aggregate amount we may pay our office holders pursuant to our indemnification undertaking may not exceed, jointly and in the aggregate, $2 million and in any event not more than 25% of our company’s net equity. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million.  Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

D.            Employees

As of December 31, 2010, we employed 312 full-time employees in Israel, of which 208 were employed in manufacturing services, 37 in process and product engineering, 37 in quality assurance and control, 12 in sales and marketing and 18 in finance, accounting, information service and administration.

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

In addition, Kubatronik, our subsidiary in Germany, employed 41 full-time employees and three part-time employees as of December 31, 2010, compared to 37 full-time employees and seven part-time employees as of December 31, 2009 and 40 full-time employees and seven part-time employees as of December 31, 2008.

Eltek USA, a wholly-owned subsidiary incorporated in Delaware in July 2007, employed four full-time employees as of December 31, 2010, 4 full-time employees as of December 31, 2009 and three full-time employees as of December 31, 2008.

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause, equivalent to a one month salary for each year of employment with the company.  Most of our employees are covered by pension plans providing customary benefits including retirement and severance benefits.  Some of our employees are covered by life and pension insurance policies providing similar benefits.  We contribute 6.0% of base salaries to the employees’ pension funds (for employees who are covered by pension funds) and 8.33% of base salaries to the employees’ life pension insurance policies to cover our liability for severance pay.  We expect to increase our contribution from 6.0% to 8.33% of base salaries to the employees’ pension funds (for employees who are covered by pension funds) commencing May 2011.  Pursuant to Section 14 of the Israeli Severance Pay Law, if a company contributes to an employee’s pension fund or severance fund, then the employee is entitled only to the severance amounts accumulated in such fund(s) upon resignation from the company, and the company is not obligated to make additional payments to the employee upon termination of employment with the company.

With respect to pension benefits, we contribute between 6.0% to 7.5% of base salaries to the employees’ pension plans or life insurance policies, and the employees contribute between 5.0% to 7.0% of base salaries.

We also contribute 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and others and such employees contribute 2.5% of base salaries.  Our contribution and employee contributions are not limited; however, a company’s contribution above certain specified maximum amounts are taxable income to the employee.

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 5.9% of the salary and the employee contribution to the National Insurance Institute is at the rate of 12.0% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum salary, which was NIS 76,830 in 2010 (approximately $20,600 based on the average NIS/U.S. dollar exchange rate for 2010) and was reduced to NIS 73,422 (approximately $20,700 based on the NIS/U.S. dollar exchange rate for December 31, 2010) from January 2011.  In the year ended December 31, 2010, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.2% of the salaries.

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of May 26, 2011 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Erez Meltzer	-	-
Arieh Reichart	85,515	1.3%
Amnon Shemer	-	-
Dan Eshed	-	-
Eli Dvora	-	-
Shay Shahar		-
Roberto Tulman	-	-
Shlomo Danino	-	-
Vardit Dekel	-	-
Avi Gal	-	-
Eva Zilberleib	-	-
James Barry	-	-
Axel Herrmann	-	-
Amit Mantzur	-	-
Yaron Malka	-	-
David Banitt	-	-
Eytan Barak	-	-
Ophira Rosolio-Aharonson	-	-
Joseph Yerushalmi	-	-
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

(2)	The percentages shown are based on 6,610,107 ordinary shares issued and outstanding as of May 26, 2011.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of May 26, 2011 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 6,610,107 ordinary shares issued and outstanding as of May 26, 2011.

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

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the percentage ownership of any major shareholder during the past three years.

Major Shareholders Voting Rights

Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

Based on the information provided to us by our transfer agent, as of May 25,  2011, there were 18 holders of record of our ordinary shares, of which 12 record holders holding approximately 67% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 74.8% of our outstanding ordinary shares as of such date).

B.            Related Party Transactions

During the period from December 2007 through August 2008, our principal shareholder Mr. Maiman (though entities under his control) acquired Gadot Chemical Tankers and Terminals Ltd., or Gadot, one of our major raw material suppliers.  Our transactions with Gadot are carried out on an arm’s-length basis.  For the years ended December 31, 2010, 2009 and 2008, we purchased from Gadot raw materials in the aggregate amount of $2.0 million, $1.8 million and $1.6 million, respectively.  As of December 31, 2010, 2009 and 2008, our accounts payable to Gadot amounted to $742,000, $713,000 and $561,000, respectively.

In connection with the retirement in October 2010 of Mr. Nissim Gilam, the former chairman of our board of directors, at our 2010 annual general meeting of shareholders, our shareholders approved the award of the following retirement compensation to Mr. Gilam: (i) a one-time retirement payment of $10,000 (equal to payment for two months of Mr. Gilam’s service as the Chairman of our Board of Directors); (ii) the use of a company car until December 31, 2010 and all expenses in connection with such use of a company car.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 18 hereof and incorporated herein by this reference.

Legal Proceedings

Environmental Related Matters

On August 25, 2009, we received a notice from the Petach Tikva Municipality claiming that random automatic wastewater sampling in proximity of our plant indicates high levels of metal concentrations which exceed the amounts permitted by law.  The Municipality requested our explanations to such alleged violation and further informed us that its environmental department has determined to initiate procedures against any plant that is not in compliance with the permitted concentrations.  On September 16, 2009, we sent a letter to the Municipality explaining that we have invested extensive funds and resources each year in order to comply with all environmental legal requirements.  We further indicated that we have been and are still engaged in several projects to reduce salt and metal concentrations in our plant wastewater and that we constantly update our procedures with respect to environmental matters.  In addition, we proposed to collaborate with the Municipality and conduct mutual tests to ensure maximum protection of the environment.  To date, we have not received any response from the Municipality to our letter dated September 16, 2009.  If we are found to be in violation of environmental laws, we could be liable for damages and costs of remedial actions and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.

On May 4, 2010, we received a notice from the Rishon Le-Zion Magistrate’s Court that the Public Council for the Prevention of Noise and Pollution in Israel, or the Public Council, has filed a lawsuit against us and certain of our directors regarding several alleged environmental damages caused by us arising from our release of industrial waste water.  The Public Council is a public organization established to promote issues concerning quality of life and the environment and is legally authorized to act to preserve the public interest, including the right to file lawsuits to such extent.  In its claim, the Public Council sought to compel us: (i) to disconnect from the municipal sewer system and to refrain from discharging contaminated wastewater into the sewer system; (ii) until the requested repairs are completed, to dispose of  the wastewater that is allegedly being disposed of in a manner that does not comply with legal standards to a permitted site and to allow the Public Council’s representatives to inspect such disposal; (iii) to refrain from discharging wastewater into the municipal sewer system until receipt of the Public Council’s approval or an approval from the Israeli Ministry of Environment that we have conducted the required repairs in order to conform the quality of the wastewater to legal requirements; (iv) to enable the Public Council’s representatives to visit our plant and to inspect the quality of the wastewater that is discharged into the municipal sewer system; (v) to pay all legal expenses and to be responsible for the Public Council’s legal counsel’s fee.  Alternatively the Public Council requested the Court to provide any legal remedy it deems appropriate under the circumstances and in its discretion.  On July 15, 2010 we filed our answer to the complaint as well as a motion to dismiss.  In January, 2011, the Public Council submitted its response to the motion to dismiss and on February 28, 2011, we submitted a reply to the Public Counsel’s response.  On March 22, 2011, we also received a letter from the Public Council indicating that the Public Council was considering filing a private criminal prosecution (a procedure recognized by Israeli law) in connection with the same matter and enclosed a draft private criminal indictment seeking monetary fines against us.  We entered into discussions with the Public Council in an attempt to reach a settlement and on May 3, 2011, we and our directors entered into a settlement agreement with the Public Council.  The settlement agreement recognizes the significant improvement in the quality of our wastewater and the contribution of the Public Council to this effort.  The Public Council undertook to not take any action (civil, criminal, or administrative) against us or file any complaint with any regulatory agency regarding the matter for a one year period from the date on which the court approves the settlement.  We undertook to pay the Public Council NIS 75,000 ($22,000) (plus applicable V.A.T.) for its expenses.  On May 4, 2011, the court approved the settlement agreement and the settlement was given the effect of a judgment.

Employee Related Matters

On May 6, 2008, we received a notice from the Magistrate Court in Kiryat-Gat informing us that one of our employees had filed a lawsuit against us alleging that he suffered a personal injury during his employment with us.  The plaintiff is seeking financial compensation in the amount of NIS 202,000 (approximately $57,000) for past damages and additional damages for future lost income, pain and suffering in such amount as the court may determine.  We submitted the claim to our insurance company, which has confirmed that it will assume the defense for the lawsuit, without prejudicing its rights to deny coverage.

On January 13, 2011, we received a notice from the Magistrate Court in Tel-Aviv informing us that a former employee had filed a lawsuit against us alleging that he suffered a personal injury during his employment with us. The plaintiff is seeking financial compensation in the amount of NIS 625,000 (approximately $176,000) for past damages and additional damages for future lost income in such amount as the court may determine.  We submitted the claim to our insurance company, which has confirmed that it will assume the defense for the lawsuit, without prejudicing its rights to deny coverage.

Other than the above, we are not involved in any legal proceedings nor are we subject to any threatened litigation that are material to our business or financial condition.

Dividend Distribution Policy

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

B.           Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.           Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2006	$5.35	$2.87
2007	$4.92	$2.35
2008	$3.10	$0.50
2009	$1.70	$0.66
2010	$1.82	$0.84

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
2009
First Quarter	$1.10	$0.66
Second Quarter	$1.56	$0.76
Third Quarter	$1.70	$1.05
Fourth Quarter	$1.28	$0.91

2010
First Quarter	$1.66	$1.05
Second Quarter	$1.82	$1.03
Third Quarter	$1.36	$0.84
Fourth Quarter	$1.69	$0.90

2011
First Quarter	$1.55	$1.04

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
Month
November 2010	$1.56	$1.08
December 2010	$1.65	$1.17
January 2011	$1.55	$1.31
February 2011	$1.44	$1.16
March 2011	$1.35	$1.04
April 2011	$1.15	$1.07

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

The quorum required for a shareholder meeting consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital.  A meeting adjourned for lack of a quorum is adjourned by three business days, at the same time and place, or any time and place as the board of directors unanimously designate in a notice to the shareholders.  The requisite quorum at an adjourned general meeting will be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Israeli Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and (ii) in any other case - one or more shareholders, present in person or by proxy, holding at least one share.  We do not follow the requirements of the NASDAQ Listing Rules regarding the quorum at shareholder meetings.  See Item 16G. “Corporate Governance.”

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

Tender Offer.  A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a full tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be.  If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  However, the shareholders may petition the court to determine the consideration for the acquisition if the consideration is less than the shares’ fair value (unless the acquirer has specified in the tender offer that any shareholder tendering his shares will not be entitled to such appraisal rights).  If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

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

Under the Israeli Companies Law and our articles of association, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present and voting, in person or by proxy or by written ballot, at the general meeting convened to approve the transaction.  If one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies, or a substantial shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a substantial shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled thereby, is sufficient to reject the merger transaction. Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company and (ii) the right to appoint a director of a company. If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company. The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company.  In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

A merger transaction in which the controlling shareholder has personal interest, requires (i) the affirmative vote of at least a majority of the votes cast by shareholders who have no personal interest in the merger transaction; or (ii) that the votes cast by shareholders who have no personal interest in the merger transaction and voted against the merger transaction must not represent more than 2% of the voting rights in the company.

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

Changes in Our Capital

Changes in our capital are subject to the approval of a simple majority of shareholders present and voting at any shareholders meeting

C.           Material Contracts

On May 29, 2007, we entered into a lease agreement with respect to our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, which are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five-year term upon six months’ prior notice.  In the years ended December 31, 2010, 2009 and 2008, we recorded $814,000, $755,000 and $796,000, respectively, of rent expenses for these premises.  During 2009, the lessor sold all its rights, title and interest in the premises to a new owner pursuant to receivership proceedings and the lease for the facilities was assigned to such new owner.

Kubatronik leases its executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, under a lease agreement signed in June 2002, as extended in December 2007.  The lease for the facilities expires on June 30, 2013.  In the years ended December 31, 2010 2009 and 2008, Kubatronik paid an aggregate of approximately Euro 78,000 ($103,000), Euro 72,000 and Euro 76,000, respectively, in rent for these premises.

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are subject to “corporate tax” on their worldwide income.  The applicable rate for 2010 was 25%.  The rate was reduced to 24% in 2011, and will be further reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise” or a “benefited enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

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

Prior to January 1, 2011, the tax laws and regulations dealing with the adjustment of taxable income for local inflation provided that Industrial Enterprises, such as us, were eligible for special rates of depreciation deductions.  These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and generally range from 20% to 40% on a straight-line basis, a 30% to 50% on a declining balance basis for equipment first put into operation on or after June 1, 1989 (instead of the regular rates which are applied on a straight-line basis).  The applicable regulations were valid until December 31, 2010 and have not been extended to date.

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

Tax Benefits Under The Law for the Encouragement of Capital Investments, 1959

General

One of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended in 2005, or the Investment Law, which provides certain tax benefits to investment programs of an “approved enterprise” or “benefited enterprise.”  Our benefited enterprise was converted from a previously approved enterprise program pursuant to the approval of the Israel Tax Authority that we received in September 2006.  The period of tax benefits for the benefited enterprise has not yet commenced and will expire no later than 2016 (as further discussed below).  In the past certain of our production facilities were granted approved enterprise status pursuant to the Investment Law; however, the benefit periods for such approved enterprises expired in 2005.

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

Amendment to Investment Law

In December 2010, the Israeli Parliament passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011.  The amendment introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law).  The new tax benefits (described below) would be available, subject to certain conditions, to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market.  A “Preferred Company” is defined in the amendment as either (i) a company incorporated in Israel and not wholly-owned by the government or (ii) a partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all of its partners are companies incorporated in Israel, but not all of them are fully owned by the government and such companies or partnerships have, among other conditions, Preferred Enterprise status and are controlled and managed from Israel.

In accordance with the amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to income derived by its Preferred Enterprise in 2011-2012, unless it is located in a certain development zone, in which case the rate will be 10%.  Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively.

Under the amendment, dividends distributed out of income attributed to a Preferred Enterprise are subject to withholding tax at source at the rate of 15% (or lower, under an applicable tax treaty).  However, upon the distribution of a dividend to an Israeli company, no withholding tax will be remitted.

The amendment applies to income generated as of January 1, 2011.  Under the transitional orders of the amendment, we may decide to irrevocably implement the amendment to the Investment Law while waiving benefits provided under the Investment Law as in effect prior to the amendment or to remain subject to the Investment Law as in effect prior to the amendment.  We may elect to implement the amendment at any time.  We are currently examining the possible effect of the amendment on our financial statements, if at all, and have not yet decided whether to apply the amendment.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2012 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, you would be required to file an annual return on IRS Form 8621 and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund”, or a QEF election, or to “mark-to-market” your ordinary shares, as described below:

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

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

We are exposed to a variety of market risks, including foreign currency fluctuations and changes in interest rates affecting primarily the interest on short-term credit lines and long-term loans.

Foreign Currency Exchange Risk

Our reporting currency is the U.S dollar.  Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros.  As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition.  In addition, the NIS value of our U.S. dollar and Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 4.9% lower in 2010 than 2009 and the average exchange rate for the NIS against the Euro was 9.5% lower in 2010 than 2009, which had a negative impact on our operating results in 2010.  The average exchange rate for the NIS against the U.S. dollar was 9.4% higher in 2009 than 2008 and the average exchange rate for the NIS against the Euro was 3.8% higher in 2009 than 2008, which had a positive impact on our operating results in 2009.

We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $200,000 in our operating income.

We have engaged external consultants to assist us to manage our foreign exchange risk.  From time to time in the past we have engaged in hedging transactions in order to partially protect ourselves from currency fluctuation risks and may use hedging instruments from time to time in the future. We have recently encountered difficulties in obtaining lines of credits from our banks to perform hedging transactions in order to protect ourselves from currency fluctuations.  If we were to determine that it is in our best interests to enter into any other hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2010, the cost of raw materials used in production was $12.2 million.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $122,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  A hypothetical increase of 1% in the interest rates would result in an increase of approximately $70,000 in our financial expenses.

A hypothetical increase of 1% in the Israeli consumer price index would result in an increase of approximately $3,000 in our financial expenses and an increase of approximately $5,000 in our operational expenses.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2010, our internal control over financial reporting is effective.

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

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accountants, Somekh Chaikin, a member firm of KPMG International. All of such fees were pre-approved by our Audit Committee.

Services Rendered	2010	2009
Audit (1)	$90,000	$122,000
Tax (2)	$5,000	$13,000
Total	$95,000	$135,000
______________
(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance in 2009 and 2010. Tax fees for 2009 also relate to international tax transfer pricing studies performed in 2009.

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

Neither we nor any affiliated purchaser has purchased any of our securities during 2010.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Listing Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

On June 9, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350 with respect to the following NASDAQ rules:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Listing Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

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

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (1)
4.1	Form of Indemnification Agreement between Registrant and its officers and directors (3)
4.2	2000 Stock Option Plan (4)
4.3	Share Purchase Agreement, dated June 10, 2002, by and among En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat, Mr. Thomas Kubat and Ms. Heike Heidenreich (5)
4.4	Extension of Put/Call Option Agreement, dated May 4, 2005, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (6)
4.5	Second Extension of Put/Call Option Agreement Provisions under the Share Purchase Agreement, dated December 28, 2007, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (7)
4.6	English Translation of Lease Agreement dated June 26, 2002, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (8)
4.7	Addendum to Lease Agreement dated May 13, 2007, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (9)
4.8	Amendment and Supplement to a Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat. (10)
4.9	English Translation of Letter of Extension dated December 18, 2007 to Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat. (11)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

_____________________
(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, and incorporated herein by reference.

(2)	Filed as Exhibit 3.2 to our Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(4)	Filed as Exhibit 10.4 to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(5)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(6)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(7)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(8)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(9)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(10)	Filed as Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference.

(11)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference.

Eltek Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Eltek Ltd.

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel,
May 26, 2011

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2010	2009
		$ in thousands

Assets

Current assets

Cash and cash equivalents	2	1,513	1,258
Trade accounts receivable, net of allowance for doubtful accounts		7,490	6,932
Inventories	3	4,282	3,938
Prepaid expenses and other current assets		315	463

Total current assets		13,600	12,591

Assets held for employees' severance benefits	9	1,545	1,432

Fixed assets, net	4	8,162	9,175

Goodwill	5	530	573

Total assets		23,837	23,771

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2010	2009
		$ in thousands

Liabilities and shareholders’ equity

Current liabilities
Short-term credit and current maturities of long-term debt	6	6,862	5,638
Accounts payable:
Trade		6,087	4,666
Related parties	16	742	713
Other	7	3,973	3,558

Total current liabilities		17,664	14,575

Long-term liabilities
Long-term debt, excluding current maturities	8	1,253	2,617
Employee severance benefits	9	1,596	1,440

Total long-term liabilities		2,849	4,057

Commitments and contingent liabilities	10

Shareholders’ equity	11
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares, issued and
outstanding 6,610,107 shares as of December 31, 2010
and 2009		1,384	1,384
Additional paid-in capital		14,328	14,328
Cumulative foreign currency translation adjustments		2,986	2,944
Capital reserves		695	695
Accumulated deficit		(16,244)	(14,522)

Total Eltek Ltd. shareholders’ equity		3,149	4,829

Non-controlling interest		175	310

Total equity		3,324	5,139

Total liabilities, shareholders’ equity and non- controlling interest		23,837	23,771

/s/ Arieh Reichart	/s/ Amnon Shemer	/s/ Erez Meltzer
Arieh Reichart	Amnon Shemer	Erez Meltzer
President, Chief Executive Officer	Vice President, Finance and Chief Financial Officer	Chairman of the Board of Directors

Date: May 26, 2011

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Operations

		Year ended December 31
	Note	2010	2009	2008
		$ in thousands
		(except loss per share data)

Revenues	12	37,514	36,442	43,138
Cost of revenues	16B	(32,690)	(30,882)	(37,282)

Gross profit		4,824	5,560	5,856

Operating expenses
Research and development income, net		-	-	100
Selling, general and administrative expenses		(6,033)	(6,016)	(7,199)
Impairment on goodwill		-	-	(379)

Operating loss		(1,209)	(456)	(1,622)
Financial expenses, net	13	(609)	(424)	(826)
Other income, net		2	4	1

Loss before income tax expense		(1,816)	(876)	(2,447)
Income tax expense	14	(19)	(34)	-

Net loss		(1,835)	(910)	(2,447)
Net loss attributable to non-controlling interest		113	30	1

Net loss attributable to Eltek Ltd.		(1,722)	(880)	(2,446)

Basic and diluted net loss per ordinary share attributable to Eltek Ltd. shareholders		(0.26)	(0.13)	(0.37)

Weighted average number of ordinary shares used to compute basic and diluted net
loss per ordinary share attributable to Eltek Ltd. shareholders		6,610,107	6,610,107	6,610,107

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss)

	Company's shareholders
				Accumulated
			Additional	other			Non -
	Ordinary shares		paid-in	comprehensive	Capital	Accumulated	controlling
	Shares	Amount	capital	income	reserves	deficit	interest	Total
	($ thousands, except number of shares)

Balance as of January 1, 2008	6,609,807	1,384	14,328	2,863	695	(11,196)	311	8,385

Changes during the year
Foreign currency translation adjustments	-	-	-	1	-	-	20	21
Net profit (loss)	-	-	-	-	-	(2,446)	(1)	(2,447)

Comprehensive income (loss)	-	-	-	-	-	-	19	(2,426)
Exercise of employee stock option	300	*	*	-	-	-	-	*

Balance as of December 31, 2008	6,610,107	1,384	14,328	2,864	695	(13,642)	330	5,959

Changes during the year
Foreign currency translation adjustments	-	-	-	80	-	-	10	90
Net loss	-	-	-	-	-	(880)	(30)	(910)

Comprehensive loss	-	-	-	-	-	-	(20)	(820)

Balance as of December 31, 2009	6,610,107	1,384	14,328	2,944	695	(14,522)	310	5,139

Changes during the year
Foreign currency translation adjustments	-	-	-	42	-	-	(22)	20
Net loss	-	-	-	-	-	(1,722)	(113)	(1,835)

Comprehensive loss	-	-	-	-	-	-	(135)	(1,815)

Balance as of December 31, 2010	6,610,107	1,384	14,328	2,986	695	(16,244)	175	3,324

*	Less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2010	2009	2008
	$ thousands

Cash flows from operating activities:
Net loss	(1,835)	(910)	(2,447)

Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	2,054	2,030	2,224
Impairment of goodwill	-	-	379
Capital gain on disposal of fixed assets, net	(18)	-	-
Revaluation of long term loans	49	13	13
Increase (decrease) in employee severance benefits, net	45	(104)	65
Decrease (increase) in trade receivables	(186)	391	894
Decrease (increase) in other receivables and prepaid expenses	178	(35)	553
Decrease (increase) in inventories	(138)	510	(140)
Increase (decrease) in trade payables	1,152	(763)	(885)
Increase (decrease) in other liabilities and accrued expenses	203	(169)	531

Net cash provided by operating activities	1,504	963	1,187

Cash flows from investing activities:
Purchase of fixed assets	(489)	(600)	(797)
Proceeds from sale of fixed assets	38	-	-

Net cash used in investing activities	(451)	(600)	(797)

Cash flows from financing activities:
Increase (decrease) in short- term credit	355	648	(7)
Repayment of long-term loans	(1,222)	(2,468)	(1,592)
Proceeds from long-term loans	452	1,341	669
Proceeds from exercise of employee stock options	-	-	*
Repayment of credit from fixed asset payables	(400)	(140)	(542)

Net cash used in financing activities	(815)	(619)	(1,472)

Effect of translation adjustments	17	(42)	171

Net increase (decrease) in cash and cash equivalents	255	(298)	(911)
Cash and cash equivalents at beginning of the year	1,258	1,556	2,467

Cash and cash equivalents at end of the year	1,513	1,258	1,556

Supplemental cash flow information:
Interest paid	421	336	571

Non-cash activities:

Purchase of fixed assets not yet paid	124	306	387

*	Less than one thousand.

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

The Company manufactures, markets and sells custom made printed circuit boards (“PCBs”), including high density interconnect, flex-rigid and multi-layered boards.  The principal markets of the Company are in Israel, Europe and North America.

The Company markets its product mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment, as well as to contract electronic manufacturers, among other industries, and its business is subject to numerous risks. The major risks include, but are not limited to, (1) the impact of currency exchange rates (mainly NIS/US$), (2) the Company’s success in implementing its sales and manufacturing plans, (3) the impact of competition from other companies, (4) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (5) domestic and global economic conditions and industry conditions, and (6) compliance with environmental laws and regulations. Further, the Company’s liquidity position, as well as its operating performance, may be negatively affected by other financial business factors, many of which are beyond its control. Although the Company anticipates that its existing capital resources, including availability of its lines of credit, supplier financing and cash flows from operations, will be adequate to satisfy its liquidity requirements through calendar year 2011, its liquidity could be negatively affected by a decrease in demand for its products, including the impact of changes in customer buying, general economic downturn, stability of the US dollar/ New Israel Shekel exchange rate, its results of operations, its suppliers’ payment terms and its customers’ demand for extending their payment terms and other risk factors beyond the Company’s control. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they come due, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2011. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

As of December 31, 2010, the Company was not in compliance with financial covenants in respect of its credit facilities and long-term debt with its banks. However, in May 2011, one of the banks modified the covenant terms, reducing the requirements to a compliance level effective from the December 31, 2010 financial statements, while another bank granted the Company a waiver, stating that the bank would not take any measures against it arising from the breach of the covenants before the release of its financial statements for the year ending December 31, 2011, at which time it must return to compliance. The Company has initiated discussions with this bank in order to modify the financial covenants and to agree to terms which the Company believes it will be able to meet. There can be no assurance that the Company will return to compliance or new covenant terms will be agreed upon with the bank.

Failure to reach an agreement on new covenant terms or to obtain additional financing, if required, may have a material adverse effect on the Company’s business, results of operations and financial position.

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

The acquisition resulted in the recognition of goodwill in the amount of €1.1 million ($1 million as of the date of acquisition) - see Note 5. Goodwill has subsequently been impaired by approximately $0.5 million and its balance as of December 31, 2010 is $530.

Pursuant to the acquisition agreement, the seller has until December 31, 2012, which period is automatically extended for additional consecutive two-year periods unless otherwise notified in writing by either party upon at least six months prior notice, the right to require the Parent to purchase ("Put Option"), and the Parent has the right to require the seller to sell to the Parent ("Call Option"), the seller’s remaining 24% interest in Kubatronik. The exercise price for the seller’s remaining holdings in Kubatronik under the Put Option is Euro 552 ($737), and the exercise price for the seller’s remaining holdings in Kubatronik under the Call Option is Euro 582 ($777). Through the date of these financial statements the seller has not approached the Parent to exercise the Put Option.  The fair value of the above options is calculated based on the Binomial model and recorded in accounts payable in the balance sheet.

Eltek USA Inc.

In 2007, the Parent established a wholly-owned subsidiary, Eltek USA Inc. for the purpose of sales, promotion and marketing in the North American market. Eltek USA Inc. commenced operations in 2008.

Eltek Europe GmbH

In 2008, the Parent established a wholly-owned subsidiary, Eltek Europe GmbH for the purpose of sales, promotion and marketing to certain customers in Europe.  Eltek Europe GmbH commenced operations in 2009.

B.	Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

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

The Parent’s functional currency is the New Israeli Shekel (“NIS”). Transactions denominated in foreign currencies are translated into NIS using the prevailing exchange rates at the date of the transactions.  Gains and losses from the translation of foreign currency transactions are recorded in financial income or expenses.

The Company’s reporting currency is the U.S. dollar. Assets and liabilities are translated to the reporting currency using the exchange rate at the end of the year. Revenues and expenses are translated to the reporting currency using the average exchange rate for each quarter. Translation adjustments are reported separately as a component of accumulated other comprehensive income.

D.	Translation of foreign entity operations

The financial statements of foreign subsidiaries are translated into the functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders’ equity.

E.	Exchange rates and linkage bases

1.	Balances linked to the Israeli Consumer Price Index (“CPI”) are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

	Israeli	Exchange rate	Exchange rate
	CPI	of one US dollar	of one Euro
	Points	NIS	NIS

For the year ended:
December 31, 2010	211.67	3.549	4.738
December 31, 2009	206.19	3.775	5.442
December 31, 2008	198.42	3.802	5.297

	%	%	%

Changes during the year ended:
December 31, 2010	2.7	(5.99)	(12.94)
December 31, 2009	3.9	(0.71)	(2.73)
December 31, 2008	3.8	(1.12)	(6.39)

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2010 is as follows:

	Year ended December 31
	2010	2009	2008
	$ thousands

Opening balance	347	555	565
Additions during the year	10	20	20
Receipts charged against the allowance	(20)	(256)	(36)
Foreign currency translation adjustments	3	28	6

Closing balance	340	347	555

I.	Inventories

Inventories are recorded at the lower of cost or market value. Cost is determined on the weighted average basis for raw materials, and on the basis of actual manufacturing costs for work in progress and finished goods.

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

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall, long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

L.	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

L.	Goodwill (cont'd)

Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performs its impairment review of goodwill on an annual basis and when a triggering event occurs between annual impairment tests.

In 2010 and 2009, the Company concluded that there was no impairment of goodwill. In 2008, following the Company’s annual impairment test of goodwill, a goodwill impairment charge of $379 was recorded.

M.	Taxes on income

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expense.

N.	Revenue recognition

The Company recognizes revenue upon shipment of the product and after the customer takes ownership and assumes risk of loss, collection of the corresponding receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Commission income is accounted for on the accrual basis.

O.	Research and development

In 2005, the Company was granted membership in OptiPac, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, (the “OCS”).  OptiPac was created specifically to develop generic optical packaging technologies for the microelectronics sector, technologies that are critically important to the communications industry.  The OptiPac program was concluded in July 2007.  In connection with the conclusion of the OptiPac consortium and the distribution of reserve funds held by the OCS, the Company received a final reimbursement of $100 in 2008.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

P.	Stock compensation plans to employees and directors

The Company accounts for its employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock-based compensation be recognized as a cost in the financial statements and that for equity-classified awards such cost be measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model.

As of December 31, 2010, the Company has no outstanding options.

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

The Company accounts for derivative financial instruments in accordance with FASB ASC Topic 815, Derivatives and Hedging, which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. Derivatives that are not hedges are adjusted to fair value through income.

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

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base, and the Company’s policy of obtaining credit evaluations of the financial condition of certain customers, requiring collateral or security with respect to certain receivables, or purchase of insurance for certain other receivables.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

T.	Fair value measurements

On January 1, 2008, the Company adopted the provisions included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

U.	Recently issued accounting standards

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A).  ASU 2010-28 modifies step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit.  ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 for a public company.   The Company expects that the adoption of ASU 2010-28 in 2011 will not have a material impact on its consolidated financial statements.

Note 2 - Cash and Cash Equivalents

	December 31
	2010	2009

Denominated in U.S. dollars	331	437
Denominated in NIS	616	266
Denominated in Euro	566	555

	1,513	1,258

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 3 - Inventories

	December 31
	2010	2009

Raw materials	1,894	1,842
Work-in-process	1,736	1,373
Finished products	652	723

	4,282	3,938

Finished products are presented net of allowance for inventory obsolescence in the amounts of $1,635 and $1,660 as of December 31, 2010 and 2009, respectively.

Note 4 - Fixed Assets, Net

	December 31
	2010	2009

Machinery and equipment	35,658	33,665
Leasehold improvements	8,625	8,084
Motor vehicles	107	142
Office furniture and equipment	1,596	1,652

Fixed assets	45,986	43,543

Accumulated depreciation and amortization	(37,824)	(34,368)

Fixed assets less accumulated depreciation and amortization	8,162	9,175

Depreciation and amortization expense for the years ended December 31, 2010, 2009 and 2008 were $2,054, $2,030 and $2,224, respectively.

Note 5 - Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

	December 31
	2010	2009

Balance at the beginning of the year	573	554
Effect of translation adjustments	(43)	19

	530	573

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 6 - Short-Term Credit and Current Maturities of Long-Term Debt

Banks

	Annual
	interest rate at
	December 31	December 31
	2010	2010	2009
	%

In NIS (linked to the Prime rate)	5.25 - 7.0	4,903	4,252
In U.S. dollars	3.81 - 4.41	110	110
Current maturities of long-term debt from banks (Note 8)		1,849	1,276

		6,862	5,638

Note 7 - Accounts Payable - Other

	December 31
	2010	2009

Accrued payroll and related benefits	1,123	1,032
Provision for vacation and other employee benefits	1,336	1,196
Net written put option (Note 1A) (*)	299	240
Accrued expenses	900	801
Derivative instruments (Note 13)	-	14
Other liabilities	315	275

	3,973	3,558

(*)	The change in the fair value of the option (excluding translation adjustments) as of December 31, 2010 in the amount of $42 was charged to financial expenses in the statement of operations.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 8 - Long-Term Debt, Excluding Current Maturities

Banks and others

	Annual
	interest rate at
	December 31	December 31
	2010	2010	2009
	%
Linkage terms
U.S. dollar	2.14 - 3.86	888	809
NIS - linked to the CPI	4.5 - 6.5	204	417
Euro	2.17 - 3	140	268
NIS - linked to the Prime rate	4.25 - 5.5	1,898	2,234
NIS - not linked	7.6 - 8.4	42	262

		3,172	3,990
Less - current maturities		(1,919)	(1,373)

		1,253	2,617

Long-term debt includes capital leases in the amounts of $70 and $268 for the years ended December 31, 2010 and 2009, respectively.

Financial covenants in respect of the Company’s credit facilities and long-term debt with one of the Company’s banks require the Company to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.9 million) or 17% of the Company’s consolidated total assets. For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums). As of December 31, 2010, the Company was not in compliance with such covenants. However, in May 2011 the bank granted the Company a waiver, stating that the bank would not take any measures against the Company arising from the breach of such covenants, before the release of its audited financial statements for the year ending December 31, 2011, at which time the Company must return to compliance.

Financial covenants in respect of the Company’s credit facilities and long-term debt with another bank required the Company to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 16 million ($4.5 million) or 17% of the Parent’s total assets (on a non-consolidated basis). As of December 31, 2010, the Company was not in compliance with such covenants. However, in May 2011, the bank modified the financial covenant terms, reducing the requirements to the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10.0 million ($2.8 million) or 11% of our total assets (on a non-consolidated basis) effective from the December 31, 2010 financial statements.

As to pledges securing the loans, see Note 10A.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 9 - Employee Severance Benefits

Under Israeli law and labor agreements, the Parent is required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.
The majority of the Parent’s non-management employees participate in a pension plan. 72% of the Parent’s liability for severance obligations for such employees is discharged by making regular deposits with a pension fund. The amount deposited with the pension fund is based on salary components as prescribed in the existing labor agreement.  The custody and management of the amounts so deposited are independent of the Parent and accordingly, such amounts funded and related liabilities are not reflected in the balance sheet.

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

The liability for severance pay for the portion that is not funded pursuant to Section 14 is calculated on the basis of the latest monthly salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by a provision for unfunded amounts.

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

5.	Expenses recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2010, 2009 and 2008 are $157, $77 and $83, respectively

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

2.
The Company has pledged certain items of its equipment as a guarantee for the implementation of its benefited enterprise. The Company believes it is in compliance with the conditions of the approval (see Note 14A).

3.	The Company has also pledged a machine to secure its indebtedness to a certain supplier.

B.	Operating leases and other agreements

1.	The premises occupied by the Parent and Kubatronik are leased under two operating agreements that expire in February 2017 and June 2013, respectively.

2.	The parking area that serves Israeli employees is leased under an operating agreement that expires in December 2012.

3.	The Parent has signed several lease and maintenance agreements for production equipment with suppliers of equipment. Of such agreements, the main principal agreement expires in January 2015.

4.	Several production machines are leased by Kubatronik under operating agreements which will expire in August 2012 and March 2013.

5.	The Parent has signed several maintenance agreements for production equipment and software.

6.	The Parent’s motor vehicles are leased under operating lease agreements, mainly for three year terms.

7.	Minimum future payments at December 31, 2010 due under the above agreements over the next five years and thereafter are as follows:

	Premises	Other
	leases	agreements

First year	916	519
Second year	916	322
Third year	864	207
Fourth year	812	196
Fifth year and thereafter	1,827	195

	5,335	1,439

Payments required under these agreements are charged to expense by the straight-line method over the periods of the respective leases.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont'd)

B.	Operating leases and other agreements (cont'd)

Expenses recorded under these agreements for the years ended December 31, 2010, 2009 and 2008 were $1,330, $1,360 and $1,477 respectively.

C.	Indemnification agreement

The Parent entered into an indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer. Such indemnification amount is limited to the lesser of $2,000 or 25% of the Parent’s shareholders' equity.

D.	Contingent Liabilities

On August 25, 2009, the Parent received a notice from the Petach Tikva Municipality claiming that random automatic wastewater sampling in proximity of its plant indicates high levels of metal concentrations which exceed the amounts permitted by law.  The Municipality requested explanations to such alleged violation and further informed the Parent that its environmental department has determined that it will initiate procedures against any plant that is not in compliance with the permitted concentrations.  On September 16, 2009, the Parent sent a letter to the Municipality explaining that the Parent has invested extensive funds and resources each year in order to comply with all environmental legal requirements.  The Parent further indicated that it has been engaged in several projects to reduce salt and metal concentrations in the plant’s wastewater and that the Parent constantly updates its procedures with respect to environmental matters.  In addition, the Parent has proposed to collaborate with the Municipality and conduct mutual tests to ensure maximum possible protection of the environment. The Parent has not received any response from the Municipality to its letter dates September 16, 2009.

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

On May 4, 2010, the Parent received legal notice from the Magistrate's Court that the Public Council for the Prevention of Noise and Pollution in Israel (the “Public Council”) had filed a law suit against it and certain of its directors regarding several alleged environmental damages caused by the Parent with respect to its release of industrial waste water.  In its claim, the Public Council sought to compel the Parent

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont'd)

D.	Contingent Liabilities (cont’d)

-	to enable the Public Council’s representatives to visit the Parent’s plant and to inspect the quality of the wastewater that is discharged into the municipal sewer system.

-	to pay all legal expenses and to be responsible for the Public Council’s legal fees.

Alternatively the Public Council requested the Court to provide any legal remedy it deems appropriate under the circumstances and in its discretion.

On July 15, 2010 the Parent filed its answer to the complaint as well as a motion to dismiss.  In January, 2011, the Public Council submitted its response to the motion to dismiss and on February 28, 2011, the Parent submitted a reply to the Public Counsel’s response.  On March 22, 2011, the Parent also received a letter from the Public Council indicating that the Public Council was considering filing a private criminal prosecution (a procedure recognized by Israeli law) in connection with the same matter and enclosed a draft private criminal indictment seeking monetary fines against the Parent.  The Parent entered into discussions with the Public Council in an attempt to reach a settlement and on May 3, 2011, the Parent and its directors entered into a settlement agreement with the Public Council.  The settlement agreement recognizes the significant improvement in the quality of the Parent’s wastewater and the contribution of the Public Council to this effort.  The Public Council undertook to not take any action (civil, criminal, or administrative) against the Parent or file any complaint with any regulatory agency regarding the matter for a one year period from the date on which the court approves the settlement.  The Parent undertook to pay the Public Council NIS 75,000 ($22,000) (plus applicable V.A.T.) for its expenses.  On May 4, 2011, the court approved the settlement agreement and the settlement was given the effect of a judgment.

On January 13, 2011, the Parent received a legal notice from the Magistrate Court in Tel-Aviv that one of its former employees had filed a lawsuit against it regarding personal injury that he allegedly had suffered during his employment with the Parent, seeking financial compensation in the amount of NIS 625,000 (approximately $176,000) for past damages and an additional amount for future lost income in such amount as the court may determine. The Parent submitted the claim to its insurance company, which has confirmed that it will assume the defense for the lawsuit, without prejudicing its rights to deny coverage.

On May 6, 2008, the Parent received a legal notice from the Magistrate Court in Kiryat-Gat that one of its employees had filed a lawsuit against it regarding personal injury that he allegedly had suffered during his employment with it, seeking financial compensation in the amount of NIS 202,000 (approximately $57,000) for past damages and additional undisclosed amount for future lost income, pain and suffer, as the court may determine. The Parent submitted the claim to its insurance company, which has confirmed that it will assume the defense for the lawsuit, without prejudicing its rights to deny coverage.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 11 - Shareholders' Equity

A.	Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31	December 31
	2009 and 2010	2010	2009

Number of shares:
Ordinary shares of par value NIS 0.6 each	50,000,000	6,610,107	6,610,107

Amount in US$
Ordinary shares of par value NIS 0.6 each	7,800,312	1,384,318	1,384,318

B.	Stock based compensation

In August 2000, the Parent adopted the Eltek Ltd. 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan authorized the issuance of options to purchase an aggregate of 750,000 ordinary shares. The options generally expired on the fifth anniversary of the date of grant, vested ratably over a three-year period and could not be exercised for a period of one year from the date of grant. The exercise prices of the options were equal to the market price of the underlying stock on the date of the grant.

As of December 31, 2010, 2009 and 2008, options to purchase 0, 0 and 10,000 ordinary shares, respectively, with an exercise price of $1.14 per share were outstanding under the 2000 Plan.

A summary of the Parent’s 2000 Plan and the options that were granted to the Parent’s employees and to the Chairman of the board of directors is presented below:

Weighted
		Number of	average
		options	exercise price
US$

Balance as at December 31, 2008		10,000	1.14
	Granted	-	-
	Exercised	-	-
	Expired	(10,000)	1.14

Balance as at December 31, 2009 and 2010		-	-

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 12 - Revenues

A.	Revenues by activities

	Year ended December 31
	2010	2009	2008

Sales of manufactured products	37,173	36,022	41,300
Sales of non- manufactured products	341	265	1,521
Commissions	-	155	317

	37,514	36,442	43,138

Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31
	2010	2009	2008

Customer A - Sales of manufactured products	13.7%	13.3%	15.7%

B.	Revenues by geographic areas

	Year ended December 31,
	2010	2009	2008

Israel	17,182	17,043	20,893
Europe	10,119	9,600	13,195
North America	6,623	7,282	6,766
Rest of the world	3,590	2,517	2,284

	37,514	36,442	43,138

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 13 - Financial Expenses, Net

	Year ended December 31
	2010	2009	2008

Interest and exchange rate expenses on long-term loans	159	192	375
Expenses on short-term credit and bank charges	342	245	306
Effect of exchange rate differences on other
expenses and net loss (gain) from derivative instruments	109	(14)	153
Other financing expenses (income), net	(1)	1	(8)

	609	424	826

The Company uses forward contracts and options to manage its foreign exchange rate exposures. Contracts with notional amounts of 0 and $3,400 and with estimated fair value, that totaled 0, and ($14), at December 31, 2010 and 2009, respectively, were not designated as hedging instruments for accounting purposes. The changes in fair value of these contracts of 0, and ($14) for the year ended December 31, 2010 and 2009, respectively, have been recognized in finance income for the year than ended. The periodic net cash (receipts) settlements totaled $(66), $50 and $13 for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts have been recorded as reductions or additions to finance expense in those years.

Note 14 - Taxes on Income

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law")

1.
One of the Parent’s production facilities in Israel qualifies as a “benefited enterprise” in accordance with the Law, as amended in 2005, which provides certain tax benefits to investment programs of an “approved enterprise” or “benefited enterprise.” The Parent’s benefited enterprise was converted from a previously “approved enterprise” program pursuant to the approval of the Israel Tax Authority that the Parent received in September 2006.  The period of tax benefits for the benefited enterprise has not yet commenced and will expire no later than 2016 (as further discussed below).  In the past certain of the Parent’s production facilities were granted approved enterprise status pursuant to the Law; however, the benefit periods for such approved enterprises expired in 2005.

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law") (cont’d)

On September 20, 2006, the Parent received a pre-ruling from the Israeli Tax Authority confirming that our most recent investment program will be deemed a “benefited enterprise” instead of its former “approved enterprise” status.  Pursuant to such pre-ruling, the former approved enterprise status of that investment plan was terminated by the Investment Center.  The benefited enterprise status granted to the Parent’s investment program provides for a tax exemption on undistributed earnings derived from the program for two years and a reduced tax rate for the remainder of the benefit period (see below).  The benefit period with respect to such program has not yet commenced, and will expire no later than 2016.

If, (i) only a part of a company’s taxable income is derived from an approved enterprise or a benefited enterprise, as in the Parent’s case; or (ii) a company owns more than one approved enterprise or benefited enterprise, the resulting effective corporate tax rate of the company represents the weighted combination of the various applicable rates.  A company owning a “mixed enterprise” (which is a company that derives income from one or more sources in addition to an approved enterprise or benefited enterprise) generally may not distribute a dividend that is attributable only to the approved enterprise or benefited enterprise.

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

Dividends paid out of income derived from an approved enterprise or benefited enterprise (or out of dividends received from a company whose income is derived from an approved enterprise or benefited enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source).  The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter.  A company which elects the alternative benefits track will be subject to corporate tax at the otherwise applicable rate of 25% (or lower in the case of a qualified foreign investor’s company which is at least 49% owned by non-Israeli residents) in respect of the gross amount of the dividend if it pays a dividend out of income derived from its approved enterprise or benefited enterprise during the tax exemption period.  Dividends paid to a qualifying non-resident out of the profits of a benefited enterprise subject to 11.5% corporate tax are subject to withholding tax at the rate of 4%.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law") (cont’d)

The tax benefits available to a benefited enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Law and its regulations and the terms of the pre-ruling that the Parent received from the Israeli Tax Authority.  If the Parent fails to comply with these conditions, the tax and other benefits may be discontinued, in whole or in part, and the Parent might be required to pay the monetary equivalent of the tax benefits it received, plus Israeli consumer price index linkage differences and interest

A company that qualifies as a foreign investor’s company is entitled to further tax benefits relating to its benefited enterprises.  Subject to certain conditions, a foreign investor company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors), and of whose combined share and loan capital, is owned, directly or indirectly, by persons who are not residents of Israel.  Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved and benefited enterprises (up to ten years) and further tax benefits (a reduced corporate tax rate of 10%-20%) should the foreign investment reach or exceed 49%.  The rate of 15% applicable to dividends is effective for an unlimited period.  No assurance can be given that the Parent currently qualifies or will qualify in the future as a foreign investor’s company.

The termination or substantial reduction of any of the benefits available under the Law could have a material adverse effect on the Parent’s future investments in Israel, and could adversely affect the Parent’s results of operations and financial condition.

2.	Amendment to the Law

In December 2010, the Israeli Parliament passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Law, effective as of January 1, 2011.  The amendment introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Law).  The new tax benefits (described below) would be available, subject to certain conditions, to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market. A “Preferred Company” is defined in the amendment as either (i) a company incorporated in Israel and not wholly- owned by the government or (ii) a partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all of its partners are companies incorporated in Israel, but not all of them are wholly- owned by the government and such companies or partnerships have, among other conditions, Preferred Enterprise status and are controlled and managed from Israel.

In accordance with the amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to income derived by its Preferred Enterprise in 2011-2012, unless it is located in a certain development zone, in which case the rate will be 10%.  Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law") (cont’d)

2.	Amendment to the Law (cont'd)

Under the amendment, dividends distributed out of income attributed to a Preferred Enterprise are subject to withholding tax at source at the rate of 15% (or lower, under an applicable tax treaty).  However, upon the distribution of a dividend to an Israeli company, no withholding tax will be remitted.

The amendment applies to income generated as of January 1, 2011.  Under the transitional orders of the amendment, the Parent may decide to irrevocably implement the amendment to the Law while waiving benefits provided under the Law as in effect prior to the amendment or to remain subject to the Law as in effect prior to the amendment.  The Parent may elect to implement the amendment at any time.  The Parent is currently examining the possible effect of the amendment on its financial statements, if at all, and has not yet decided whether to apply the amendment.

B.	Amendments to the Income Tax Ordinance

On July 25, 2005 the Israeli parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147) - 2005, which provides, among other things, for a gradual reduction in the company tax rate to 25% as from the 2010 tax year.

On July 14, 2009, the Israeli parliament passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provides, among other things, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the Parent tax rates applicable as from the 2009 tax year are as follows: in the 2009 tax year- 26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the company tax rate will be 18%.

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

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law is no longer applicable subsequent to the 2007 tax year, except for the transitional provisions whose objectives are to prevent distortion of the income tax calculations.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

C.	Taxation under Inflationary Conditions (cont'd)

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

D.	Tax loss carryforwards

As of December 31, 2010, the Parent’s tax loss carryforwards were approximately $19,700 and Kubatronik’s tax loss carryforwards were $1,500.

The Parent and Kubatronik’s tax loss carryforwards do not have expiration dates.

E.	Income tax assessments

In Israel, the Parent has received final tax assessments through the 1995 tax year. Assessments through the 2005 tax year are considered final due to statute of limitations.

Kubatronik has received final tax assessments through the 2006 tax year.

The Company’s other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

F.	Loss before income tax expense included in the statement of operations

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2010	2009	2008

Loss before income tax expense:
Israel	(1,460)	(807)	(2,462)
Foreign jurisdictions	(356)	(69)	15

Total	(1,816)	(876)	(2,447)

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

G.	Reconciliation of the theoretical income tax expense to the actual income tax expense

A reconciliation of the theoretical income tax expense (benefit), assuming all income (loss) is taxable at the statutory rates applicable in Israel, and the actual income tax expense (benefit), is as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2010	2009	2008

Loss before income taxes as reported in the consolidated statements of operations	(1,816)	(876)	(2,447)

Statutory tax rates	25%	26%	27%

Theoretical tax benefit calculated	(454)	(228)	(661)
Differences between the definition of capital and assets for tax purposes,
goodwill impairment and other	(44)	32	299
Change in valuation allowance	500	(912)	365
Effective change in corporate tax rates	-	1,113	-
Foreign tax rate differential in subsidiaries	17	29	(3)

Total	473	262	661

Income tax expense	19	34	-

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

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31	December 31
	2010	2009

Deferred tax assets:

Tax loss carryforwards (in Israel)	3,547	3,218
Tax loss carryforwards (outside Israel)	435	300
Severance benefits	4	2
Provision for vacation pay	276	275
Allowance for doubtful accounts	75	80

Total gross deferred tax assets	4,337	3,875

Less valuation allowance	(3,531)	(3,031)

Net deferred tax assets	806	844

Deferred tax liabilities:

Fixed assets - differences in depreciation	(806)	(844)

Total gross deferred tax liabilities	(806)	(844)

Net deferred tax assets	-	-

The valuation allowance for deferred tax assets as of December 31, 2010 and 2009, was $3,531 and $3,031, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2010, 2009 and 2008, was an increase (decrease) of $500, ($912) and $365, respectively. The valuation allowance at 2010 and 2009 was primarily related to domestic and foreign net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

I.	Accounting for uncertainty in income taxes

For the 12-month periods ended December 31, 2010, 2009 and 2008, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Parent files its income tax return in Israel, Kubatronik and Eltek Europe file their income tax returns in Germany and Eltek USA files its income tax return in the United States. The Israeli tax returns of the Parent may be audited by the Israeli Tax Authorities for the tax years beginning in 2006.  The tax returns of Kubatronik and Eltek Europe remain subject to audit for the tax years beginning in 2007 the tax returns of Eltek USA remain subject to audit for the tax years beginning in 2008.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 - Financial Instruments and Risk Management

The Company's financial instruments include cash and cash equivalents, trade accounts receivable, other current assets, short-term credit provided by financial institutions, trade and other payables, long-term debt and derivative instruments.

During the ordinary course of business, the Company is exposed to credit, interest and currency risks. To reduce these risks, the Company uses derivative instruments.

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

The fair value of the option as described in Note 1A calculated based on the Binomial model on a recurring basis totals $299 as of December 31, 2010 and generated an expense of $42 for the year then ended. Significant inputs used in this model use Kubatronik’s fair value as discussed above under the fair value impairment.

The Company uses forward contracts and options to manage its foreign exchange rate exposures as described in Note 13. Fair value is determined based on observable US$/NIS exchange rate at the balance sheet date. Changes in fair value of these contracts and gains or losses realized upon using these instruments have been recognized in finance income for the year then ended.

Long-term bank loans (including current maturities of bank loans) in the amount of $3,032 as of December 31, 2010, are stated at amortized cost plus accrued interest. The fair value of these liabilities to banks assuming current market inputs as of December 31, 2009 for similar loans is $2,865.

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 - Financial Instruments and Risk Management (cont’d)

None of the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010, were measured using significant unobservable inputs (Level 3) as defined in ASC Topic 820 for the year ended December 31, 2010, except for the fair value of the put and call options as described in Note 1A which is calculated based on the Binomial model.

The financial statements as of and for the year ended December 31, 2010 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of ASC Topic 820.

Note 16 - Related Party Balances and Transactions

The Company carries out transactions with related party as detailed below.  The Company’s principal shareholder is also the principal shareholder of an affiliated supplier.  The Company’s transactions with related party are carried out on an arm’s-length basis.

A.	Balances with related parties

	December 31
	2010	2009
	US$ thousands	US$ thousands

Trade accounts payable	742	713

B.	Transactions with related parties

	Year ended December 31
	2010	2009	2008
	US$ thousands	US$ thousands	US$ thousands

Cost of revenues (*)	1,963	1,842	1,628

(*)	The Company’s purchases from such supplier accounted for 16.1% 15.9% and 11.3% of its raw material costs in 2010, 2009 and 2008, respectively.

Note 17 - Subsequent Events

In April 2011, one of the Company's banks has announced that it will reduce the Company’s line of credit by approximately $340 over the course of 2011. Management has taken into consideration the implications of the reduced line of credit in the Company's work plan for 2011.

In May 2011, a settlement was reached for approximately $22,000 with regards to a lawsuit submitted by the Public Council for the Prevention of Noise and Pollution in Israel against the Parent, see Note 10D.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD

By:	/s/ Arieh Reichart
Name: Arieh Reichart
Title: President and Chief Executive Officer

By:	/s/ Amnon Shemer
Name: Amnon Shemer
Title: Vice President, Finance and Chief Financial Officer

Dated: May 26, 2011