Form 20-F
period 2011-12-31
ELTEK LTD
filed 2012-04-02
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

6,610,107 Ordinary Shares, par value NIS 0.6 per share (as of December 31, 2011)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐   No  ☒

INTRODUCTION

Eltek Ltd., incorporated in 1970 under the laws of the State of Israel, manufactures, markets and sells custom made printed circuit boards, or PCBs, including high density interconnect, or HDI, flex-rigid and rigid, with high layer count boards.  Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market. As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

Our functional currency is New Israeli Shekel, or NIS, while our reporting currency is the U.S. dollar.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP and our reporting currency is the U.S. dollar.  The consolidated financial statements appearing in this annual report are translated into U.S. dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into U.S. dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of December 31 of each year as published by the Bank of Israel ($1.00 = NIS 3.821 as of December 30, 2011), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

TABLE OF CONTENTS

Page No.
PART I1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	14
A.	History and Development of the Company	14
B.	Business Overview	14
C.	Organizational Structure	18
D.	Property, Plants and Equipment	18
ITEM 4A.	UNRESOLVED STAFF COMMENTS	19
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	19
A.	Operating Results	19
B.	Liquidity and Capital Resources	26
C.	Research and Development, Patents and Licenses	29
D.	Trend Information	29
E.	Off-Balance Sheet Arrangements	29
F.	Tabular Disclosure of Contractual Obligations	29
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	30
A.	Directors and Senior Management	30
B.	Compensation	34
C.	Board Practices	34
D.	Employees	41
E.	Share Ownership	43
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	43
A.	Major Shareholders	43
B.	Related Party Transactions	44
C.	Interests of Experts and Counsel	45
ITEM 8.	FINANCIAL INFORMATION	45
A.	Consolidated Statements and Other Financial Information	45
B.	Significant Changes	46
ITEM 9.	THE OFFER AND LISTING	46
A.	Offer and Listing Details	46
B.	Plan of Distribution	47
C.	Markets	47
D.	Selling Shareholders	47
E.	Dilution	47
F.	Expense of the Issue	47

ITEM 10.	ADDITIONAL INFORMATION	47
A.	Share Capital	47
B.	Memorandum and Articles of Association	48
C.	Material Contracts	51
D.	Exchange Controls	51
E.	Taxation	52
F.	Dividends and Paying Agents	61
G.	Statement by Experts	61
H.	Documents on Display	61
I.	Subsidiary Information	62
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	62
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	63
PART II	63
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	63
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	63
ITEM 15.	CONTROLS AND PROCEDURES	63
ITEM 16.	[RESERVED]	64
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	64
ITEM 16B.	CODE OF ETHICS	64
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	65
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	65
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	65
ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	65
ITEM 16G.	CORPORATE GOVERNANCE	65
ITEM 16H.	MINE SAFETY DISCLOSURE	66
ITEM 17.	FINANCIAL STATEMENTS	66
ITEM 18.	FINANCIAL STATEMENTS	66
ITEM 19.	EXHIBITS	67

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for the five years ended December 31, 2011.  The selected consolidated financial data as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  The selected consolidated financial data as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 have been derived from our previously published audited consolidated financial statements, which are not included in this annual report.  The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA :

	Year Ended December 31,
	2011	2010	2009	2008	2007
	($ and share data in thousands, except per share data)
Revenues	$46,830	$37,514	$36,442	$43,138	$37,476
Cost of revenues	(38, 101)	(32,690)	(30,882)	(37,282)	(31,879)
Gross profit	8,729	4,824	5,560	5,856	5,597
Research and development (expenses) income, net		--	--	100	(74)
Selling, general and administrative expenses	(6,155)	(6,033)	(6,016)	(7,199)	(5,683)
Impairment on goodwill	-	--	--	(379)	--
Total operating expenses	(6,155)	(6,033)	(6,016)	(7,478)	(5,757)
Operating profit (loss)	2,574	(1,209)	(456)	(1,622)	(160)
Financial expenses, net	(740)	(609)	(424)	(826)	(145)
Other income, net	12	2	4	1	8
Profit (loss) before income tax expense	1,846	(1,816)	(876)	(2,447)	(297)
Income tax expense	(31)	(19)	(34)	--	--
Net profit (loss)	1,815	(1,835)	(910)	(2,447)	(297)
Net profit (loss) attributable to non-controlling interest	31	113	30	1	(4)
Net profit (loss) attributable to Eltek Ltd. shareholders	1,846	(1,722)	(880)	(2,446)	(301)
Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd.	0.28	(0.26)	(0.13)	(0.37)	(0.05)
Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share	6,610	6,610	6,610	6,610	6,247

CONSOLIDATED BALANCE SHEETS DATA :
	As at December 31,
	2011	2010	2009	2008	2007
	($ and share data in thousands)
Working capital (deficit)	(1,787)	(4,064)	(1,984)	(1,881)	$733
Total assets	22,869	23,837	23,771	25,453	29,182
Long-term liabilities	1,754	2,849	4,057	3,970	5,631
Total shareholders’ equity	4,631	3,149	4,829	5,629	8,074
Number of issued and outstanding shares	6,610	6,610	6,610	6,610	6,610

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

Risks Relating to Our Business and Market

We have a history of operating losses and may not be able to achieve and sustain profitable operations.  We may not have sufficient resources to fund our operations in the future.

Although we returned to profitability in 2011 after four years of losses, there can be no assurance that we will continue to operate profitably in the future. To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We will require additional capital in the future, which may not be available to us.

Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) the purchase of new equipment; (iii) the build-up of inventories; (iv)  the payment terms offered to our customers; (v) the payment terms offered by our suppliers; and (vi) approval of the current or additional lines of credit and long-term loans from banks.

As of December 31, 2011, we had revolving lines of credit aggregating $3.9 million with our banks, all of which were utilized as of such date, and $2.8 million of long-term loans, including supplier credits.  These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate the repayment of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.8 million) or 17% of our consolidated total assets.  For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums).  Our compliance with the financial covenants is measured annually based on the audited financial statements for December 31, each year.  As of December 31, 2011, we were not in compliance with such covenants.  However, in February 2012, the bank granted us a waiver stating it would not take any measures against us arising from the breach of the covenants before the date of release of our financial statements for the year ending December 31, 2012, which we expect to  release no later than April 30, 2013, by which time we must return to compliance. We have initiated discussions with this bank in order to modify the financial covenants and to agree to terms which we believe we will be able to meet. Our failure to reach compliance with the bank covenants, or negotiate an agreement with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position.  Financial covenants in respect of our credit facilities and long-term debt with another bank require us to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10.0 million ($2.6 million) or 11% of our total assets (on a non-consolidated basis), and as of December 31, 2011 we were in compliance with such covenants.

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

Economic downturns and disruptions in financial markets can adversely affect our business and results of operations.

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally.  Worsening economic conditions, such as the continued European sovereign debt uncertainty, may result in diminished demand for our products and in decreased sales volumes.  Recessionary environments adversely affect the demand for our products as a result of constraints on capital spending by our customers.  In addition, this could result in longer sales cycles, slower acceptance of new products and increased competition for our products, which in turn could cause us to reduce prices for our products resulting in reduced gross margins.  Furthermore, the value of our investment in Kubatronik Leiterplatten GmbH may decrease further as a result of the weak economy and as a result, we may record additional goodwill impairment losses in the future.  Any of these events would likely harm our business, operating results and financial condition.

Natural disasters or breaches of network or information technology security could have an adverse effect on our business.

Natural disasters, cyber-attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt our systems and operations.  Cyber attacks or attempts to gain unauthorized access into our network system are detected and blocked from time to time.  While we operate under IT general control standards and we use firewall and anti-virus systems, there is no assurance that such attempts will always be blocked or discovered, and as a result, we may encounter damages to our computer network servers, manipulation of our data (including production, financial and other information), and inability to operate our facilities, that may result in significant expenses and/or loss of market share to other competitors in the PCB market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  Any of these occurrences could adversely affect our results of operations and financial condition.

Rapid changes in the Israeli and international electronics industries and recessionary pressure may adversely affect our business.

Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  The electronics industry is subject to rapid technological changes and products obsolescence.  Discontinuance or modification of products containing printed circuit boards, or PCBs, manufactured by us could have a material adverse effect on us.  In addition, the electronics industry is subject to sharp economic cycles.  Increased or excess production capacity by our competitors in the PCB industry and recessionary pressure in major electronics industry segments may result in intensified price competition and reduced margins.  As a result, our financial condition and results of operations may be adversely affected.  A decline in the Israeli and international electronic markets may adversely affect our operating results and financial condition in the future.

Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

The global PCB industry is highly fragmented and intensely competitive.  It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. (which acquired the PCB segment of Melta Ltd. in late 2010) and also compete with major international PCB exporters, mainly from South-East Asia, Europe and North America.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Printca (Denmark), Cistelaier and Somacis (Italy),  Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.   In the North American market we mainly compete with DDI Corp, KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and TTM Technologies Inc. and certain other American companies.  Many of these competitors have significantly greater financial and marketing resources than us.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose significant market share.

We depend on our key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

In the years ended December 31, 2011, 2010 and 2009, our ten largest customers accounted for 55%, 50% and 54% of our revenues, respectively, of which one customer (consisting of two affiliated companies) accounted for 14.9%, 13.7% and 13.3% of our total revenues, respectively.  We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.  If we are unable to retain our key customers or if we are unable to attract sufficient new business to compensate for the loss of any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be harmed by currency fluctuations.

Our revenues and expenses are denominated in the NIS, U.S. dollar and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition.  The NIS value of our U.S. dollar and Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 4.1% lower in 2011 than in 2010, which had a negative impact on our operating results in 2011.  In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected.

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

Our business involves highly complex manufacturing processes that are subject to periodic failure.  Process failures have occurred in the past and have resulted in delays in product shipments, and process failures may occur in the future.  Further, our expenses are, in significant part, relatively fixed in the short-term.  If revenue levels fall below expectations, our net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the expenses varies with our revenues.  We may not be able to be profitable on a quarterly or annual basis in the future.  An ongoing pattern of cancellations, reductions in orders and delays could have a material adverse effect on our results of operations.  Due to all of the foregoing, it is very difficult to predict revenues for any future quarter with any significant degree of accuracy.  Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

We are subject to environmental laws and regulations.  Compliance with those laws and regulations requires us to incur costs and we are subject to fines or other sanctions for non-compliance.

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

We may not succeed in our efforts to expand into the U.S. defense market.  If we are unsuccessful, our future revenues and profitability would be adversely affected.

In January 2009, we received International Traffic in Arms Regulations (ITAR) registration from the U.S. Department of State, which certifies us to sell our PCBs to the U.S. defense market.  Our business plan   assumes an increase in revenues to the U.S. defense market based on our receipt of this certification.  However, our efforts to enter into to the U.S. defense market may not succeed and sales to the defense and aerospace industries may be affected by cutbacks in U.S. government spending, and this may not become a substantial market for us.  If we are unsuccessful in such efforts, our future revenues and profitability would be adversely affected.  In addition, in the event of a change in control of our company, the U.S Department of State may investigate the transfer of control and oppose the transaction.  In such an event we may lose our ITAR certification, which could adversely affect our future revenues and profitability.

Our operating margins may be affected as a result of price increases for our principal raw materials.

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

We currently obtain our key raw materials from a select number of suppliers.  We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all.  Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products.  As the majority of PCB manufacturing is centered in the Far East, raw material suppliers may focus their attention and give higher priority to manufacturers in the Far East, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time.  During the years ended December 31, 2011, 2010 and 2009, our purchases from one supplier accounted for 18.4%, 16.1% and 15.9% of our total consolidated raw material costs, respectively.  We may not be able to identify and integrate alternative sources of supply in a timely fashion.  Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.  Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

We have manufacturing facilities in Israel and Germany and generate a large percentage of our sales in Europe and North America.  Our sales in Europe for the years ended December 31, 2011, 2010 and 2009 accounted for 28.6%, 27% and 26.4% of our consolidated revenues, respectively, of which 12%, 10.5% and 11.3% was generated in Germany, respectively.  Our sales in North America for the years ended 2011, 2010 and 2009 accounted for 11.5%, 17.6% and 20% of our consolidated revenues, respectively.  We intend to increase our business in North America, including sales to U.S. military contractors.  However contracts with U.S. military agencies, as well as military equipment manufacturers in Europe, are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

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

The sale of our products may entail the risk of product liability claims, which are likely to be substantial in light of the use of our products in business-critical applications.  Over the years we have been involved in claims or litigations relating to allegedly defective products.  If such suits are brought against us in the future, our business, results of operations and financial condition may be adversely affected.

A significant portion of our workforce is represented by a labor union, and we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

In November 2011 we were notified by the Histadrut ( General Federation of Labor in Israel) that more than one-third of our employees in Israel had decided to join the Histadrut and that they have established an employees’ union committee. The union has made several demands that could result in a significant increase in our labor costs.  We continue to be engaged in negotiations with the union and depending on the course of these negotiations, we could incur additional costs and/or experience work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

Technological change may adversely affect the market acceptance of our products.

Technological change in the PCB industry is rapid and continual.  To satisfy customers’ needs for increasingly complex products, PCB manufacturers must continue to develop improved manufacturing processes, provide innovative solutions and invest in new facilities and equipment.  To the extent we determine that new technologies and equipment are required to remain competitive, the acquisition and implementation of such technologies and equipment are likely to require significant capital investment.  We expect that we will need to invest large amounts in the next few years to replace or refurbish old equipment and to remain competitive in the market.  This capital may not be available to us in the future for such purposes and any new manufacturing processes developed by us may not become or remain commercially viable.  As a result, we may not be able to maintain our current technological position.  Furthermore, the PCB industry may in the future encounter competition from new technologies that may reduce demand for PCBs or may render existing technology less competitive or obsolete.  Our future process development efforts may not be successful or the emergence of new technologies, industry standards or customer requirements may render our technology, equipment or processes obsolete or uncompetitive.

We may encounter difficulty in realizing the potential financial or strategic benefits of future business acquisitions and investments.

We believe that the acquisition of and the investment in new subsidiaries could assist us in reaching our goals of focusing on the high end flex-rigid and specialty PCB market, and in expanding our exports mainly into Europe and North America.  Any acquisition or investment would present risks commonly encountered in the acquisition of or investment in other businesses.  The following are examples of such risks, one or more of which may apply to any such acquisition or investment:

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.00 threshold requirement for continued trading.  In 2011, the price of our ordinary shares ranged from $0.91 to $1.85 and the closing price of our ordinary shares on December 31, 2011 was $1.30 per share.  If we fail to meet the minimum bid price requirement, our share may be delisted from the NASDAQ Capital Market.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

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

We are incorporated under the laws of, and our principal executive offices, production or manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Also, during 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  To date, these matters have not had a material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may have a material adverse effect on our business, financial condition and results of operations.

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

Changes in the Israeli tax regime may adversely affect our results of operations.

In 2011, a special committee (the Trachtenberg Committee) was appointed by the Israeli government in order to find ways to reduce the high cost of living in Israel.  The report of such committee was approved by the government on October 9, 2011.  The committee's recommendations include, among other things, certain revisions to the Israeli tax regime, customs reductions and the implementation of regulations to increase competition in the Israeli market.  The committee's recommendations regarding certain revisions to the Israeli tax regime were approved by the Israeli parliament on December 6, 2011 (see Item 5A “Operating and Financial Review and Prospects – Operating Results – Effective Corporate Tax Rate” and Item 9E – “The Offer and Listing – Taxation”).  The implementation of such recommendations may have an adverse impact on our operations and financial results.

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

We are incorporated under Israeli law.  The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a controlling shareholder of an Israeli company, or a shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, has a duty of fairness toward the company.  Currently there is not a clear definition of the duty of fairness under Israeli law.  However, a recent decision by a District Court provided that in addition to the duty to act in fairness towards the company, a controlling shareholder holds a direct duty of fairness towards the minority shareholders in a going-private merger transaction.  Israeli corporate law has in recent years undergone and is currently undergoing extensive revision and there is relatively little case law available to assist in understanding the implications of these provisions that govern the rights and responsibilities of shareholders.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of The NASDAQ Stock Market Rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, compensation of officers and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We manufacture and supply technologically advanced, custom made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe and North America.  PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries.  Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs.

We design and develop innovative manufacturing solutions pursuant to complex interconnect requirements of original equipment manufacturers, and provide our customers with a wide range of custom designed PCBs, including complex rigid, double-sided and multi-layer PCBs as well as flexible circuitry (flex and flex-rigid boards) made of several types of high-performance base material.  To complement our quick-turnaround, prototype, pre-production and low to medium volume production capability and provide our customers with single source service, we also act as an agent for the importation of PCBs from the Far East when customers require high volume production runs, although such activity was not significant in 2011.

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

During the three years ended December 31, 2011, we invested approximately $2.2 million in the expansion of our facilities and infrastructure and for the purchase of equipment.  In 2012, we expect to invest approximately $2.0 million in capital expenditures, primarily for our operations in Israel and Germany, mainly in manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities.  We intend to finance these expenditures with suppliers’ credit, cash flow from operations and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition may be adversely affected.

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

PCB manufacturers can generally be classified based on two parameters, product sophistication and service sophistication.  Product sophistication is evident in the capability of a PCB manufacturer to offer products with higher layer counts and more complex construction, as well as in the line width and the spacing of lines on the circuit boards.  The state-of-the-art HDI technology enables manufacturers to produce PCBs with line width and spaces as narrow as 2-3 mils and hole diameters of 6 to 10 mils.

Manufacturing and Engineering Processes

In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness.  During the three years ended December 31, 2011, we invested approximately $0.9 million in machinery and equipment for that purpose.

Manufacturing Capabilities.  We have the capability to manufacture PCBs with layer counts in excess of 36 layers, blind and buried vias and designs using materials as thin as 1 mil.  We established our HDI advanced capabilities after a two-year period of research and development, followed by a significant investment in HDI production capacity.  In August 2000, we began to supply HDI products to selected customers.  We are able to produce short runs of five to 30 units of simple type PCBs within four to five working days, and a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits.  During 2007, we applied new technologies to enable us to manufacture “via-in-pad” multilayer PCBs, microvia filling, through hole via filling and copper overplating.  These technologies enable us to offer our customers solutions and participate in bids in which we were not able to participate in the past.  We are continuing to develop this technology to comply with new specifications and requirements of our customers and potential customers.  In the year ended December 31, 2011, approximately 21% of our revenues from manufactured products were ordered for delivery in less than 20 working days, of which approximately 4% were ordered for delivery within six to ten working days and approximately 5% in five or less working days.

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

Quality, Environmental and Safety Standards.  Our quality management system has been ISO 9001:2008 certified since July 2002 (and prior to such date, was ISO 9002 certified from January 1995).  Such certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards.  We have obtained United States Department of Defense Qualified Product List approval (MIL-PRF-55110G and MIL-P-50884E) for our products.  Since 1976, our rigid glass epoxy (FR4 and FR5) and flex-rigid boards have been UL 94V-0 certified by Underwriters Laboratories Inc. (a standards organization that offers product safety testing and certification of product safety).  Our environmental management system has been ISO 14001:2004 certified since 2005 (and prior to such date was ISO 14001 certified from 2003).  We are OHSAS 18001:2007 certified for occupation health and safety management systems since December 2007.  In November 2009, we became certified to the AS 9100B quality management standard for the aerospace industry.

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2011, 2010 and 2009, the primary industries for which we produced PCBs were defense and aerospace equipment (52%, 43% and 50% of production, respectively), medical equipment (19%, 23% and 20% of production, respectively), industrial equipment (19%, 21% and 20% of production, respectively) and telecom and networking equipment (4%, 5% and 4% of production, respectively).  To a lesser degree we produce PCBs for distributors, contract electronic manufacturers and others (6%, 8% and 6% of production, respectively).

       Customers.  During the year ended December 31, 2011, we provided PCBs to approximately 150 customers in Israel and approximately 250 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, Italy, the Netherlands, Germany, Scandinavia, India, China and Switzerland. Sales to non-Israeli customers were $23.9 million (50.9% of revenues) for the year ended December 31, 2011, $20.4 million (54.2% of revenues) for the year ended December 31, 2010 and $19.4 million (53.2% of revenues) for the year ended December 31, 2009.

In the years ended December 31, 2011, 2010 and 2009 our ten largest customers accounted for 55.3%, 49.7% and 54.0% of our revenues, respectively, of which one customer accounted for 14.9%, 13.7% and 13.3% of our total revenues, respectively.  We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies.  We currently have 13 persons involved in sales, of which eight (8) persons are in Israel, two (2) persons are in the United States employed by our U.S. subsidiary, Eltek USA Inc., one (1) person is employed by our European subsidiary, Eltek Europe GmbH and two (2) persons are employed by our German subsidiary, Kubatronik.  We also have sales representatives in Germany and Sweden.  In the Netherlands and Italy, PCB trading and manufacturing companies act as distributors of our products.  In North America we market and sell our products through Eltek USA Inc., our U.S. subsidiary, as well as through eight independent local sales representatives and a PCB manufacturing company.  In India we market our products through a local sales representative.  We maintain technical support services for our customers world-wide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of 13 persons, of which seven (7) persons are in Israel, one (1) person is in the United States employed by our U.S. subsidiary, Eltek USA Inc. and five (5) persons are employed by our German subsidiary, Kubatronik.

Our strategy is to focus on the high end of the PCB market, mainly in flex-rigid PCBs, in which margins are better.  We are currently focusing our marketing efforts on the defense and medical industries.  To penetrate the U.S. defense market, we applied for International Traffic in Arms Regulations, or ITAR, registration from the U.S. Department of State, Bureau of Political-Military Affairs, which we received in January 2009.  ITAR regulates the manufacture, export and transfer of defense articles, information and services.  ITAR is a set of U.S. government regulations that controls the export and import of certain defense-related articles and services.  The regulations restrict sensitive information and technologies only to be shared with U.S. persons, unless special approval is acquired.  To qualify for ITAR registration, we met strict requirements for corporate structure, security, record keeping and procedures to allow us to sell our PCBs for use in U.S. defense products.  In November 2009, we became certified to the AS 9100B quality management standard for the avionic industry in order to strengthen our position in the avionic and aerospace market in North America and Europe.

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

Materials and Supplies

The materials used in the manufacture of PCBs are primarily laminates (copper clad, with an isolating core separating them), prepregs, photo-chemical films, chemicals and inks.  The materials we use are manufactured in Europe, North America and the Far East.  Some of the materials are purchased directly from the manufacturer, while others are purchased from local distributors.

During 2011, the significant increase in oil and energy costs and some commodity prices (such as gold and glass fibers) put pressure on our suppliers to increase their prices for most of our principal raw materials.  We expect prices to further increase in 2012.  During recent years, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers; however we may not continue to be successful in such negotiations in the future.  We have also faced pressure to raise our prices for our products to compensate for these price increases and although we have managed to date to maintain our sales prices with moderate price increases, we may not be able to so in the future.  Future price changes for raw materials may materially affect our future profitability.

Competition

The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue.  The global PCB industry is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. (which acquired the PCB segment of Melta Ltd. in late 2010) and also compete with major PCB exporters, mainly from the Far East, North America and Europe.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Printca (Denmark), Cistelaier and Somacis (Italy),  Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market we mainly compete with DDI Corp, Endicott Interconnect Technologies Inc, KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and TTM Technologies Inc.  Many of these competitors have significantly greater financial, technical and marketing resources than us.  Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose market share and reduce prices.

Environmental Matters

 Since May 2003, our environmental management system has been ISO 14001 certified.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

PCB manufacturing requires the use of metals and chemicals classified as hazardous substances.  Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems.  We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities.  There is no assurance, however, that violations will not occur in the future.  We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations.  Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial.  Environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption.  Over the years, we have undertaken various actions to reduce the use of water in our manufacturing facilities.  From 2008 through 2011, we invested in improving our effluent wastewater treatment system to lower the amounts of inorganic salts and copper concentration in the discharged water.  All our actions were coordinated with the Israeli Ministry of Environment and in August 2008, we received a waiver for a period of two years that enables us to increase the amount of minerals disposed of by wastewater, and in July 2010, the waiver was extended until August 2012.  During 2012, we expect to further invest in reducing the amount of metal concentrations in our wastewater to the permitted levels.  A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

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

C.            Organizational Structure

In May 2002, we established En-Eltek Netherlands 2002 B.V., a wholly-owned subsidiary organized in the Netherlands, for the purpose of our acquisition of a 76% interest in Kubatronik.  Kubatronik is a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment, and computer and data storage equipment as well as contract electronic manufacturers. In 2011, we transferred our interest in Kubatronik to our company so that the ownership interest will be held directly by us.  Mr. Alois Kubat, Kubatronik’s founder, holds the remaining 24% interest in Kubatronik.  Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik.  The price for Mr. Kubat’s remaining holdings in Kubatronik under the put option is Euro 552,000 ($715,000).  The price for Mr. Kubat’s remaining holdings in Kubatronik under the call option is Euro 582,000 ($754,000).  In January 2012, Mr. Kubat sent us a notice that he is exercising his option with respect to 3% of his remaining shares of Kubatronik for approximately Euro 69,000 ($89,000) for such shares.

In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing activities in the North American market.  Eltek USA Inc. commenced operations in 2008.  In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

D.            Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five year term upon six months prior notice.  In the year ended December 31, 2011, we incurred $847,000 of rent expenses for these premises.

Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany, owned by the wife of the former owner of Kubatronik.  The lease for the facilities expires on June 30, 2013.  In the year ended December 31, 2011, Kubatronik paid an aggregate of approximately Euro 78,000 ($108,000) in rent for these premises.

We also lease office space in New Hampshire for our U.S. subsidiary.  The lease for the facilities will expire on November 30, 2013.  In the year ended December 31, 2011, we paid an aggregate of $24,000 in rent for these premises and from 2012 we are expected to pay $26,000 per year.

Leased Equipment

We lease manufacturing equipment under an operating lease agreement, pursuant to which as of December 31, 2011 we were obligated to pay a total amount of $420,000 through March 2015.  Our monthly lease expense under this agreement is $7,000.

Kubatronik leases manufacturing equipment under six operating lease agreements, which as of December 31, 2011 require us to pay a total of Euro 194,606 ($251,500) through December 2014.  Our monthly lease expense under these agreements is approximately Euro 9,185 ($11,870).

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

Our business is subject to the effects of general global economic conditions.  As a result of our loss in prior years, we were not in compliance with the covenants of one of our banks as of December 31, 2011.  However, in February 2012, such bank granted us a waiver until the release of our audited financial statements for December 31, 2012 (no later than April 30, 2013).  Our failure to reach compliance with the bank covenants, or negotiate an agreement with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position.  Financial covenants in respect of our credit facilities and long-term debt with another bank require us to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10.0 million ($2.6 million) or 11% of our total assets (on a non-consolidated basis), and as of December 31, 2011 we were in compliance with such covenants.  Our ability to be in compliance is dependent on factors that are out of our control, such as the stability of the U.S. dollar/NIS exchange rate, the demand for our products, including the impact of changes in customer buying, conditions in the PCB industry, our manufacturing process and other factors detailed in Item 3D “Key Information - Risk Factors.”

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

Impairment in Value of Assets

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or the asset group.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination.  Goodwill is reviewed for impairment at least annually.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value.  An indication of goodwill impairment exists if the fair value of the reporting unit is less than its carrying value, and the enterprise must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.  Fair value of the reporting unit is determined using a discounted cash flow analysis.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  Following an evaluation performed for our investment in Kubatronik, we concluded that as at December 31, 2011, our investment in Kubatronik exceeded step one of the goodwill impairment test, as the evaluated fair value of Kubatronik exceeded its carrying value by 4.3%. The amount of goodwill allocated to Kubatronik is $518,000 at December 31, 2011. The fair value of an asset is estimated using estimated future cash flows of the asset discounted by a rate commensurate with the risk involved with such asset while incorporating marketplace assumptions. The estimate of future cash flows requires management to make certain assumptions and to apply judgment, including forecasting future sales, PCB market prices, raw material consumption, labor and other manufacturing expenses, and the useful lives of the assets. We exercise our best judgment based on the most current facts and circumstances surrounding our business when applying these impairment rules.  The estimates used in these calculations are based upon our historical experience, knowledge of the PCB industry and by incorporating third-party data. Nevertheless, changes in the assumptions used could have an impact on our assessment of recoverability. For example, changing the terminal growth rate from 2% to 1% will result in a net change of Euro 60,000 in the fair value of Kubatronik (and Euro 46,000 for our 76% holding). Changing the discount rate from 13.9% to 15% will result in a net change of Euro 103,000 in the fair value of Kubatronik (and Euro 78,000 for our 76% holding). Changing the short term revenue growth by 1% each year until 2016 will result in a net change of Euro 97,000 in the fair value of Kubatronik (and Euro 74,000 for our 76% holding).

Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, valuation of derivatives, deferred tax assets, inventory, goodwill, put/call option, income tax uncertainties and other contingencies.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties that are probable of realization are separately recorded as assets, and are not offset against the related environmental liability.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environment remediation obligations are not discounted to their present value.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2011	2010	2009
Revenues	100%	100.0%	100.0%
Cost of revenues	(81.4)	(87.1)	(84.7)
Gross profit	18.6	12.9	15.3
Selling, general and administrative expenses	(13.1)	(16.1)	(16.5)
Operating profit (loss)	5.5	(3.2)	(1.2)
Financial expenses, net	(1.6)	(1.6)	(1.2)
Other income, net	*	*	*
Profit (loss) before income tax expense and non-controlling interest	3.9	(4.8)	(2.4)
Income tax expense	(0.1)	(0.1)	(0.1)
Net profit (loss)	3.8	(4.9)	(2.5)
Net profit (loss) attributable to non-controlling interest	0.1	0.3	0.1
Net loss attributed to shareholders	3.9	(4.6)	(2.4)
___________________
* Less than 0.1%

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010 (Oz)

Revenues.  Revenues increased by 24.8% to $46.8 million for the year ended December 31, 2011 from $37.5 million for the year ended December 31, 2010.  The increase in revenues is primarily attributable to an improvement in our manufacturing process, which enabled us to translate the increased demand into increased revenues and reduced manufacturing capacity in the local market.

Cost of Revenues.  Cost of revenues increased by 16.5% to $38.1 million for the year ended December 31, 2011 from $32.7 million for the year ended December 31, 2010.  The increase in cost of revenues is primarily attributable to the increase in revenues.  Cost of revenues as a percentage of revenues declined to 81.4% for the year ended December 31, 2011 from 87.1% for the year ended December 31, 2010.  The reduction in cost of revenues as a percentage of revenues is primarily attributable to the increase in revenues in 2011, while our expenses increased at a lesser rate than the increase in our revenues.

Gross Profit.  Gross profit increased by 80.9% to $8.7 million for the year ended December 31, 2011 from $4.8 million for the year ended December 31, 2010.  The increase in gross profit is primarily due to the increase in revenues.  Gross profit as a percentage of revenues increased to 18.6% for the year ended December 31, 2011 from 12.9% for the year ended December 31, 2010.  The increase in gross profit as a percentage of revenues is primarily attributable to the reduction in cost of revenues as a percentage of revenues, since our expenses increased at a lesser rate than the increase in our revenues.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased by 2% to $6.2 million for the year ended December 31, 2011 from $6.0 million for the year ended December 31, 2010.

Operating Profit (Loss).  As a result of the foregoing, we recorded operating profit of $2.6 million for the year ended December 31, 2011 compared to an operating loss of $1.2 million for the year ended December 31, 2010.

Financial Expenses, Net.  Financial expenses, net, increased by 21.5% to $740,000 for the year ended December 31, 2011 from $609,000 for the year ended December 31, 2010.  Our financial expenses in 2011 were primarily attributable to interest paid on short-term and long-term debt and the impact of the NIS exchange rate on outstanding U.S. dollar and Euro denominated balances of our creditors and debtors, as well as gains and losses on hedging transactions.  The increase in financial expenses compared to 2010 is primarily attributable to losses on hedging transactions.

Other Income, Net.  We had other income, net of $12,000 for the year ended December 31, 2011, compared with other income, net of $2,000 for the year ended December 31, 2010, both of which are attributable to gains recorded on the disposal of fixed assets.

Income Tax Expense.  During the years ended December 31, 2011 and 2010, we recorded income tax expenses of $31,000 and $19,000, respectively, attributable to our subsidiaries in the United States and Germany.  During the years ended December 31, 2011 and 2010, we did not record a net deferred tax asset and related tax benefit with respect to our net operating losses generated in Israel due to uncertainty about our ability to utilize such losses in the foreseeable future.  Such uncertainty is primarily due to the global economic climate, the fluctuations of the PCB industry, possible fluctuations of the NIS against the U.S. dollar, which may have an adverse impact on our financial results and our history of losses.  For the years ended December 31, 2011 and 2010, we did not record a net deferred tax asset and related tax benefit with respect to the net operating losses of Kubatronik due to uncertainty about its ability to utilize such losses in the foreseeable future.

Non-controlling interest.  Non-controlling interest reflects the $31,000 minority share in Kubatronik’s net loss for the year ended December 31, 2011, as compared to the $113,000 minority share in Kubatronik’s net loss for the year ended December 31, 2010.

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

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, U.S. dollar and Euros.   Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition.  In addition, the NIS value of our U.S. dollar or Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 4.1% lower in 2011 than 2010 and the average exchange rate for the NIS against the Euro was 0.6% higher in 2011 than 2010, which had a negative impact on our operating results in 2011.  The average exchange rate for the NIS against the U.S. dollar was 4.9% lower in 2010 than 2009 and the average exchange rate for the NIS against the Euro was 9.5% lower in 2010 than 2009, which had a negative impact on our operating results in 2010.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the U.S. dollar and Euro, between December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2011	2010	2009	2008	2007
U.S. dollar	7.7%	(6.0)%	(0.7)%	(1.1)%	(9.0)%
Euro	4.2%	(12.9)%	2.7%	(6.4)%	1.7%
Israeli consumer price index	2.2%	2.7%	3.9%	3.8%	3.4%

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income.  The applicable rate for 2011 was 24% and under the Income Tax Ordinance was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  However following the recommendations of Trachtenberg Committee, at the end of 2011 the Israeli parliament  passed an amendment to the Income Tax Ordinance pursuant to which the gradual reduction in the tax rate was abolished, and the 2010 corporate tax rate of 25% was reinstated for an indefinite period, commencing on January 1, 2012.

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

As of December 31, 2011, we had approximately $16.3 million in tax loss carryforwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2005 tax years are considered final due to the statute of limitations.  Our principal foreign subsidiary, Kubatronik has received final tax assessments through the 2006 tax year, and as of December 31, 2011 had approximately Euro 1.0 million (approximately 1.3 million) in tax loss carryforwards in Germany for corporate tax and Euro 1.2 million ($1.6 million) for municipal corporate tax.  We do not believe, on a “more likely than not” basis, that we will be able to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to our loss carry-forwards in the foreseeable future.  Therefore we have recorded a full valuation allowance on the deferred tax asset in respect of these differences and loss carry-forwards.

Recently Issued Accounting Standards

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, according to which an entity is permitted to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount, before applying the two-step goodwill impairment test.  If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it does not need to perform the two-step impairment test.  The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted.  We plan to implement the provisions of ASU 2011-08 as of January 1, 2012.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The new standards provide guidance about how fair value should be applied where it is required or permitted under IFRS or U.S. GAAP.  For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.  ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS).  The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required.  We plan to implement the provisions of ASU 2011-11 as of January 1, 2013.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements.  The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity.  An entity should apply the ASU retrospectively.  In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05.  We plan to implement the provisions of ASU 2011-05 in 2012.

B.            Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million).

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2011	2010	2009
	($ in thousands)
Net cash provided by operating activities	$2,414	$1,504	$963
Net cash used in investing activities	(882)	(451)	(600)
Net cash used in financing activities	(2,002)	(815)	(619)
Effect of translation adjustments	(151)	17	(42)
Net increase (decrease) in cash and cash equivalents	(621)	255	(298)
Cash and cash equivalents at beginning of year	1,513	1,258	1,556
Cash and cash equivalents at end of year	892	1,513	1,258

Net cash provided by operating activities was $2.4 million for the year ended December 31, 2011.  This was primarily attributable to net income of $1.8 million, fixed asset depreciation and amortization of $2.1 million, revaluation of long-term loans of $58,000 and an increase in current assets, net of $1.6 million (comprised of an increase in trade receivables of $2.0 million, an increase in other receivables and prepaid expenses of $68,000,  an increase in inventories of $487,000, an increase in trade payables of $621,000, an increase in other liabilities and accrued expenses of $324,000 and an increase in employee severance benefits, net of $68,000).  Net cash provided by operating activities was $1.5 million for the year ended December 31, 2010.  This amount was primarily attributable to fixed asset depreciation and amortization of $2.1 million, an increase in current assets, net of $146,000 (comprised of an increase in trade receivables of $186,000, a decrease in other receivables and prepaid expenses of $178,000 and an increase in inventories of $138,000), an increase in trade payables of $1.2 million, an increase in other liabilities and accrued expenses of $203,000 and an increase in employee severance benefits, net of $45,000.  This amount was partially offset by a net loss of $1.7 million ($1.8 million less minority share of subsidiary's net loss of $113,000) and revaluation of long-term loans of $49,000.  Net cash provided by operating activities was $963,000 for the year ended December 31, 2009.  This amount was primarily attributable to fixed asset depreciation and amortization of $2.0 million and a decrease in current assets, net of $866,000 (comprised of a decrease in trade receivables of $391,000, an increase in other receivables and prepaid expenses of $35,000 and a decrease in inventories of $510,000).  This amount was offset in part by a net loss of $880,000, a decrease in trade payables of $763,000, a decrease in other liabilities and accrued expenses of $169,000 and a decrease in employee severance benefits, net of $104,000.

Net cash used in investing activities was $882,000 for the year ended December 31, 2011, $451,000 for the year ended December 31, 2010 and $600,000 for the year ended December 31, 2009.  Net cash used in investing activities for the years ended December 31, 2011, 2010 and 2009 was primarily for the purchase of fixed assets for our production lines, expansion of our manufacturing facilities, including leasehold improvements, and information technology software and hardware.

Net cash used in financing activities was $2.0 million for the year ended December 31, 2011, which was primarily attributable to repayments of long-term loans, net of $1.1 million, repayments of short-term credit of $802,000 and the repayment of credit received from fixed asset suppliers of $539,000, which amounts were partially offset by new long-term bank loans of $474,000 in lieu of the reduced short-term credit of a similar amount.  Net cash used in financing activities was $815,000 for the year ended December 31, 2010, which was primarily attributable to repayments of long-term loans, net of $1.2 million and the repayment of credit received from fixed assets suppliers of $400,000, which amounts were partially offset by an increase in short-term bank credit of $355,000 and new long-term bank loans of $452,000.  Net cash used in financing activities was $619,000 for the year ended December 31, 2009, which was primarily attributable to repayments of long-term loans, net of $1.1 million and the repayment of credit from fixed assets payable of $140,000, which amounts were partially offset by an increase in short-term bank credit of $648,000.

As of December 31, 2011, we had $892,000 in cash and cash equivalents, and working capital deficit of $1.8 million, as compared to $1.5 million in cash and cash equivalents, and working capital deficit of $4.1 million at December 31, 2010 and $1.3 million in cash and cash equivalents, and working capital deficit of $2.0 million at December 31, 2009.

As of December 31, 2011, the following revolving lines of credit were outstanding:

•	a revolving line of credit of approximately $1.4 million with Bank Hapoalim B.M. Of such amount, $110,000 is linked to the U.S. dollar and $1.3 million is not linked.

•	a revolving line of credit of approximately $2.2 million with Israel Discount Bank Ltd., which is not linked.

•	a revolving line of credit of approximately $288,000 with First International Bank of Israel Ltd., which is not linked.

As of December 31, 2011, the following long-term banks loans were outstanding:

•	long-term loans from Bank Hapoalim B.M. aggregating $665,000. Of such amount, $236,000 is linked to the U.S. dollar, $57,000 is linked to the Israeli consumer price index and $371,000 is not linked.

•	long-term loans from Israel Discount Bank Ltd. in the aggregate amount of $1.6 million. Of such amount, $631,000 is linked to the U.S. dollar and $930,000 is not linked.

As of December 31, 2011, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $330,000, which is linked to the Euro.

Our credit lines and short-term loans bear annual interest as follows:

•	linked to the Prime rate - from Prime+1.75% to Prime+3.5%

•	linked to the U.S. dollar - from LIBOR+2.3% to LIBOR+4.0%

Our long-term bank loans bear annual interest as follows:

•	linked to the Israeli consumer price index - from 4.5% to 6.5%

•	linked to the U.S. dollar - from LIBOR+1.88% to LIBOR+4%

•	linked to the Prime rate - from Prime+0.9% to Prime+3.0%

•	non-linked - from 5.3% to 8.3%

The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements with our banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.  Financial covenants in respect of our credit facilities and long-term debt with one of our banks require us to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.6 million) or 17% of our consolidated total assets. For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums).  Our compliance with the financial covenants is measured annually based on the audited financial statements for December 31, each year. As of December 31, 2011, we were not in compliance with such covenants.  However, in February 2012, the bank granted us a waiver stating that it would not take any measures against us arising from the breach of the covenants before the date of release of our financial statements for the year ending December 31, 2012, which is expected to be released no later than April 30, 2013, by which time we must return to compliance. We have initiated discussions with this bank in order to modify the financial covenants and to agree to terms which we believe we will be able to meet.

Capital expenditures on a cash flow basis for the years ended December 31, 2011 and 2010 were approximately $882,000 and $489,000, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2011 amounted to $1.3 million. Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and leasehold improvements.  As of December 31, 2011 we had existing commitments to purchase capital expenditures in the aggregate amount of $286,000.  We intend to finance our 2012 capital expenditures mainly with suppliers’ credit and from operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us. Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

We expect to finance our 2012 budget from operational cash flow, revolving bank credit lines and long-term bank loans, and supplier financing.  In April 2010, two of our banks agreed to a deferral of all the principal payments due for the months April through July 2010 and 80% of the principal payments due for the months August through December 2010.  We are obligated to repay the deferred payment amounts over a three-year period with one bank, and a two to three-year period with another bank, beginning January 2011.  Interest is payable and has been paid regularly.  A third bank reduced our line of credit by approximately $360,000 over the course of 2011, and by an additional $210,000 over the course of 2012.

Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2012, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the U.S. dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2012.  Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.            Research and Development, Patents and Licenses

We generally do not engage in research and development.

D.            Trend Information

Following a decline in revenues caused by the global financial crisis in 2008 and 2009, our revenues began to increase in 2010 and further increased in 2011, primarily due to the improvement in the PCB market, both globally and domestically, along with improvements in our manufacturing process, which enabled us to translate the increased demand into additional revenues.

Our backlog at December 31, 2011 was approximately $8.3 million compared to a backlog of approximately $8.4 million at December 31, 2010.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months, although the majority of the backlog typically is scheduled for delivery within 45 days.  For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2011.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
Short-term bank credit (1)	3,905	3,905
Long-term debt obligations (1)	2,779	1,175	1,421	76	107
Operating lease	4,109	855	1,557	1,697
Other contractual obligations	1,164	406	422	336
Purchase obligations	1,530	1,530
Other short-term liabilities reflected on the company’s balance sheet (2)	3,995	3,995
Other long-term liabilities reflected on the company’s balance sheet	150				150
Estimate of interest payments on long-term debt obligations (3)	121	49	72
Total	17,753	11,915	3,472	2,109	257
_________________________

(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

(2)
Includes the estimated net value of our liability attributable to Mr. Kubat’s put option relating to his 24% ownership interest in Kubatronik under the agreement relating to the acquisition of our 76% ownership interest in Kubatronik in June 2002.  Under U.S. GAAP, such an arrangement gives rise to a derivative instrument, which must be marked to market every reporting period.

(3)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2011 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 8 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Erez Meltzer	54	Chairman of the Board of Directors
David Banitt(1)(2)	60	Independent Director
Eytan Barak(1)(2)	67	Outside Director
Amit Mantsur	41	Director
Ophira Rosolio-Aharonson(1)(2)	62	Outside Director
Joseph Yerushalmi	73	Director
__________________________
(1) Member of the Executive Committee
(2) Member of the Audit Committee

Professor Joseph Yerushalmi, a Class I director, will serve as a director until our 2012 annual general meeting of shareholders.  Mr. David Banitt, a Class II director, will serve as a director until our 2013 annual general meeting of shareholders.  Messrs. Amit Mantsur and Erez Meltzer, Class III directors, will serve as directors until our 2014 annual general meeting of shareholders.  Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2009 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Ms. Rosolio-Aharonson as an outside director may be renewed for an additional three year period.  Mr. Eytan Barak was elected to serve as an outside director at our 2011 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for one additional three-year term.

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

Eytan Barak was elected to serve as an outside director (within the meaning of the Israeli Companies Law) in December 2008 and is a member of our audit committee and executive committee.  He is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., a company that provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various companies, including Mer Telemanagement Solutions Ltd. (NASDAQ:MTSL)), Elgo Irrigation Ltd (listed on the Tel Aviv Stock Exchange), Menora–Mivtachim Mutual Funds, Meshulam Levinstein Contracting & Engineering Ltd. (listed on the Tel Aviv Stock Exchange) and Spectronix Ltd. (listed on the Tel Aviv Stock Exchange).  From 1997 to 2006, Mr. Barak served as a member of the board of directors, audit committee and investment committee of various Israeli companies.  From 1973 to 1997, Mr. Barak was with The Israel Corporation Ltd., initially serving as its chief financial officer and corporate controller, and also served as chairman or member of the boards of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in Accounting and social science from Tel Aviv University and a degree in Accounting from the Hebrew University of Jerusalem and has been a certified public accountant (Israel) since 1971.

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

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Arieh Reichart	58	President and Chief Executive Officer
Amnon Shemer	53	Vice President, Finance and Chief Financial Officer
Dan Eshed	61	General Manager, Kubatronik
Eli Dvora	55	Vice President, Operations
Shay Shahar	50	Vice President, Marketing and Sales
Roberto Tulman	53	Vice President, Technologies and Chief Technology Officer
Shlomo Danino	49	Vice President, Engineering
Hagay Ackerman	43	Vice President, Human Resources
Avi Gal	48	Vice President, 5S and Chief Information Officer
Eva Zilberleib	60	Vice President, Quality Assurance and Product Marketing Director
James Barry	53	President of Eltek USA Inc.
Axel Herrmann	54	General Manager, Eltek Europe

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

Shay Shahar was appointed as our vice president, marketing and sales in December 2009.  Mr. Shahar joined us in July 1992 and since such time has held various positions in our marketing and sales department, from Regional Sales Manager to Corporate Sales Director, and was appointed to his current position of vice president, marketing and sales in December 2009.  Mr. Shahar holds an Electronic Practical Engineer degree from Ort Technology College in Israel, a B.Sc. degree in General Business from Champlain College, Burlington, Vermont and an M.S.M. degree in Management from the Polytechnic University, New York.

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

Hagay Ackerman joined us in November 2011 as vice president, human resources.  Prior to joining us, from February 2004 to April 2011, Mr. Ackerman was human resources manager and management member at Neviot – Teva Hagalil Ltd, a leading manufacturer and distributor of natural mineral water in Israel.  From April 2003 to February 2004, Mr. Ackermann served as human resources manager at Solel Solar Systems Ltd, and from November 2001 to December 2002 he served as hi-tech department placement manager at Keinan-Sheffy Group.  Mr. Ackerman holds a B.A. degree in Psychology & Communication from Haifa University and an M.B.A. degree, majoring in human resources management & organizational development consulting, from Ono Academic College.

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

Axel Herrmann joined us in March 2006 as commercial manager of Kubatronik, our German subsidiary and was appointed as general manager, Eltek Europe in August 2009. From July 2003 until February 2006, Mr. Herrmann served as commercial manager for Heinrich Heiland GmbH, a supplier for the automotive industry.  From October 2000 until June 2003, Mr. Herrmann worked as commercial manager for Helukabel GmbH, a company that produces and sells cables and wires.  From July1989 until September 2000, Mr. Herrmann worked at Pfisterer, a producer of electrical devices for power plants, initially as a department head in bookkeeping, advanced to commercial manager and his last position was managing director.  Mr. Herrmann holds a B.A. degree in economics from Hohenheim University in Stuttgart, Germany.

There are no family relationships between any of our directors and executive officers.

B.            Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2011.

	Salaries, fees, commissions and bonuses		Pension, retirement and similar benefits
All directors and executive officers as a group (then consisting of 19 persons)	$2,323,000	(1)	$204,000	(2)
___________

(1)
During the year ended December 31, 2011, we paid each of our outside and independent directors an annual fee of $10,400 and a per meeting attendance fee of $640.  These fees are included in the above amount.

(2)	The benefit amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

As of December 31, 2011, none of our directors and executive officers held any options.

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

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 16G. “Corporate Governance.”

Outside and Independent Directors

Outside Directors.  Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Israeli Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; (iv) such person is an employee of the Israeli securities authority or stock exchange; and (v) such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the outside director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of spouse or spouse of any of the above.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder excluding service as an outside director of a company that is offering its shares to the public for the first time.  In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors who are not the controlling shareholders or their relatives, are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

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

Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2006 annual general meeting of shareholders for an initial three-year term and was elected to serve as an outsider director at our 2009 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Ms. Rosolio-Aharonson as an outside director may be renewed for one additional three year term.  Mr. Eytan Barak was elected to serve as an outside director at our 2011 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for one additional three-year term.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  However, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  (See Item 16G. “Corporate Governance.”)  In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

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

In accordance with Amendment No. 16 to the Israeli Companies Law, or the Amendment, adopted in March 2011, (A) the majority of the members of the audit committee must be “independent directors,” which are defined as: (i) an outside director; or (ii) a director who complies with the following requirements: (y) he is eligible for nomination as an outside director and the audit committee has approved such eligibility; and (z) he has not acted as a director of the company for a period exceeding nine consecutive years; (B) the audit committee may not include the chairman of the board of directors, the controlling shareholder (or any of the controlling shareholder's relatives), any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his income from the controlling shareholder; (C) the chairman of the audit committee must be an outside director; and (D) a majority of the members of the audit committee will constitute a quorum, provided that the majority of the members present at the meeting are independent directors (within the meaning of the Israeli Companies Law) and at least one outside director is present at the meeting.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

In accordance with the Amendment, in the event the audit committee has discovered a material defect in the company’s business operations, it must hold at least one meeting regarding such defect, at which the internal auditor or the independent accountants must be present and office holders who are not members of the audit committee may not participate in the meeting, except for the presentation of their position.

Our audit committee consists of three members of our board of directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Banitt and Barak and Ms. Rosolio-Aharonson. The audit committee meets at least once each quarter.

Internal Audit

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  The internal auditor must meet certain statutory requirements of independence.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Mr. Gali Gana, Certified Public Accountant (Israel), serves as our internal auditor.

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

Among other things, the Amendment added to the Israeli Companies Law a requirement that an engagement with a controlling shareholder, including with an entity controlled by the controlling shareholder or his or her relative, regarding the provision of services to the company by such person or entity, be approved by the audit committee, the board of directors and a special majority of the shareholders (in that order).  In accordance with the Amendment, any such transaction must be presented to the shareholders for approval prior to three years from the date of the original approval of the transaction by the shareholders (if previously approved by the shareholders), and every three years thereafter (if such engagement is for a period of more than three years).  Under the Israeli Companies Law as in effect prior to the Amendment, only an “extraordinary transaction” of a public company with a controlling shareholder, or an “extraordinary transaction” of a public company with another person in which the controlling shareholder has a personal interest, required the approval of a special majority at the shareholders meeting (following audit committee and board of directors approval).

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

In accordance with the Amendment, the chief executive officer of a public company or his relative may not act as the chairman of the board of directors of such public company unless the shareholders have approved such nomination (which nomination shall not exceed a period of three years).  The shareholders voting in favor of such nomination must include at least two-thirds of the shares of the non-controlling shareholders (and who do not have a personal interest in approving the nomination) who voted on the matter (not including abstaining votes).  This two-thirds approval requirement need not be met if the total shareholdings of those non-controlling shareholders (who do not have a personal interest in approving the nomination) who vote against their election represent 2% or less of all of the voting rights in the company.  In addition, any person subordinated to the chief executive officer will be prohibited from serving as chairman of the board of directors.

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

We have agreed to indemnify our office holders to the fullest extent permitted by law.  The aggregate amount we may pay our office holders pursuant to our indemnification undertaking may not exceed, jointly and in the aggregate, $2 million but in any event not more than 25% of our company’s net equity. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million.  Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

D.            Employees

As of December 31, 2011, we employed 335 full-time employees in Israel, of which 215 were employed in manufacturing services, 39 in process and product engineering, 43 in quality assurance and control, 15 in sales and marketing and 23 in finance, accounting, information service and administration.

As of December 31, 2010, we employed 312 full-time employees in Israel, of which 203 were employed in manufacturing services, 37 in process and product engineering, 37 in quality assurance and control, 12 in sales and marketing and 23 in finance, accounting, information service and administration.

As of December 31, 2009, we employed 317 full-time employees in Israel, of which 212 were employed in manufacturing services, 38 in process and product engineering, 37 in quality assurance and control, 13 in sales and marketing and 17 in finance, accounting, information service and administration.

In addition, Kubatronik, our subsidiary in Germany, employed 46 full-time employees and five part-time employees as of December 31, 2011, compared to employed 41 full-time employees and three part-time employees as of December 31, 2010 and 37 full-time employees and seven part-time employees as of December 31, 2009.

Eltek USA, a wholly-owned subsidiary incorporated in Delaware in July 2007, employed four full-time employees as of December 31, 2011, the same as of December 31, 2010 and 2009.

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

In November 2011 we were notified by the Histadrut (General Federation of Labor in Israel) that more than one-third of our employees in Israel had decided to join the Histadrut and that they have established an employees’ union committee. The union has made several demands that could result in a significant increase in our labor costs.  We continue to be engaged in negotiations with the union and depending on the course of these negotiations, we could incur additional costs and/or experience work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

In addition, certain of our officers, key employees and other employees are party to individual employment agreements.  We have entered into a non-disclosure and non-competition agreement with some of our executive officers.  All of our officers and employees are subject to confidential and proprietary information provisions set forth in our Code of Business Conduct and Ethics.

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause, equivalent to a one month salary for each year of employment with the company.  Most of our employees are covered by pension plans providing customary benefits including retirement and severance benefits.  Some of our employees are covered by life and pension insurance policies providing similar benefits.  We contribute 8.33% of base salaries to the employees’ pension funds or life pension insurance policies to cover our liability for severance pay.  Pursuant to Section 14 of the Israeli Severance Pay Law, if a company contributes to an employee’s pension fund or severance fund, then the employee is entitled only to the severance amounts accumulated in such fund(s) upon resignation from the company, and the company is not obligated to make additional payments to the employee upon termination of employment with the company.

With respect to pension benefits, we contribute between 6.0% to 7.5% of base salaries to the employees’ pension plans and 5.7% to those employees who have life insurance policies.  The employees who have pension plans contribute between 5.5% to 7.0% of base salaries to their pension plans, and the employees who have life insurance policies contribute 5.0% of their base salaries to their policies.

We also contribute 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and others and such employees contribute 2.5% of base salaries.

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 5.9% of the salary and the employee contribution to the National Insurance Institute is at the rate of 12.0% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum salary, which was NIS 73,422 in 2011 (approximately $19,200 based on the average NIS/U.S. dollar exchange rate for 2011) and was reduced to NIS 41,850 (approximately $11,000 based on the NIS/U.S. dollar exchange rate for December 31, 2011) from January 2012.  In the year ended December 31, 2011, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.3% of the salaries.

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 1, 2012 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Erez Meltzer	-	-
David Banitt	-	-
Eytan Barak	-	-
Ophira Rosolio-Aharonson	-	-
Joseph Yerushalmi	-	-
Amit Mantsur	-	-
Arieh Reichart	85,515	1.3%
Amnon Shemer	-	-
Dan Eshed	-	-
Eli Dvora	-	-
Shay Shahar	-	-
Roberto Tulman	-	-
Shlomo Danino	-	-
Hagay Ackerman	-	-
Avi Gal	-	-
Eva Zilberleib	-	-
James Barry	-	-
Axel Herrmann	-	-
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

(2)	The percentages shown are based on 6,610,107 ordinary shares issued and outstanding as of April 1, 2012.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of April 1, 2012 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Josef Maiman	1,589,440	(3)	24.1%
Merhav M.N.F. Ltd.	989,696	(4)	15.0%
Integral International Inc.	599,744	(5)	9.1%
___________
The number of shares held by Merhav M.N.F. Ltd and Integral International Inc. are included in the number of shares held by Josef Maiman.

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

(2)	The percentages shown are based on 6,610,107 ordinary shares issued and outstanding as of April 1, 2012.

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

Record Holders

Based on the information provided to us by our transfer agent, as of March 26,  2012, there were 38 holders of record of our ordinary shares, of which 12 record holders holding approximately 75.1% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 74.7% of our outstanding ordinary shares as of such date).

B.            Related Party Transactions

During the period from December 2007 through August 2008, our principal shareholder, Mr. Maiman (through entities under his control) acquired Gadot Chemical Tankers and Terminals Ltd., or Gadot, one of our major raw material suppliers.  Our transactions with Gadot are carried out on an arm’s-length basis.  For the years ended December 31, 2011, 2010 and 2009, we purchased from Gadot raw materials in the aggregate amount of $2.7 million, $2.0 million and $1.8 million, respectively.  As of December 31, 2011, 2010 and 2009, our accounts payable to Gadot amounted to $1.0 million, $742,000 and $713,000, respectively.  The nature of our business relationship with Gadot did not change following the acquisition of Gadot by Mr. Maiman, nor did the scope of our annual purchases of alternative raw materials, other than to the extent that the amount of our purchases has increased as our use of raw materials has increased.  Pursuant to the Israeli Companies Law prior to the Amendment, our engagement with Gadot did not require shareholder approval as a result of Mr. Maiman’s acquisition, as the transaction is not deemed an “extraordinary transaction” within the meaning of the Israeli Companies Law.  Following the Amendment, however, we were required to present the transaction for the approval of our shareholders, and it was approved in our 2011 annual general meeting of shareholders.

In connection with the retirement of Mr. Nissim Gilam, the former chairman of our board of directors, in October 2010, at our 2010 annual general meeting of shareholders, our shareholders approved the award of the following retirement compensation to Mr. Gilam: (i) a one-time retirement payment of $10,000 (equal to payment for two months of Mr. Gilam’s service as the Chairman of our Board of Directors); (ii) the use of a company car until December 31, 2010 and all expenses in connection with such use of a company car.

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

On May 4, 2010, we received a notice from the Rishon Le-Zion Magistrate’s Court that the Public Council for the Prevention of Noise and Pollution in Israel, or the Public Council, has filed a lawsuit against us and certain of our directors regarding several alleged environmental damages caused by us arising from our release of industrial waste water.  On May 3, 2011, we and our directors entered into a monetary settlement agreement with the Public Council to cover its expenses of $22,000  and the Public Council undertook not to take any action (civil, criminal, or administrative) against us or file any complaint with any regulatory agency regarding the matter for a one year period from the date on which the court approved the settlement.  The settlement agreement recognizes the significant improvement in the quality of our wastewater in recent years and the contribution of the Public Council to this effort.  On May 4, 2011, the court approved the settlement agreement, and the settlement was given the effect of a judgment.

Employee Related Matters

Three lawsuits have been filed against us by one current employee and two former employees alleging that they had suffered personal injuries during their employment with us and are seeking aggregate financial compensation of approximately $270,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.  We submitted the claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

From time to time we are involved in legal proceedings arising from the operation of our business.  Based on the advice of our legal counsel, management believes such current proceedings, if any, will not have a material adverse effect on our financial position or results of operations.

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

B.            Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.            Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2007	$4.92	$2.35
2008	$3.10	$0.50
2009	$1.70	$0.66
2010	$1.82	$0.84
2011	$1.85	$0.91

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
2010
First Quarter	$1.66	$1.05
Second Quarter	$1.82	$1.03
Third Quarter	$1.36	$0.84
Fourth Quarter	$1.69	$0.90

2011
First Quarter	$1.55	$1.04
Second Quarter	$1.85	$1.07
Third Quarter	$1.54	$0.91
Fourth Quarter	$1.59	$0.94

2012
First Quarter	$1.69	$1.21

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
Month
September 2011	$1.21	$0.91
October 2011	$1.29	$0.94
November 2011	$1.59	$1.09
December 2011	$1.44	$1.13
January 2012	$1.39	$1.21
February 2012	$1.64	$1.28
March 2012	$1.69	$1.43

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

The quorum required for a shareholder meeting consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital.  A meeting adjourned for lack of a quorum is adjourned by three business days, at the same time and place, or any time and place as the board of directors unanimously designate in a notice to the shareholders.  The requisite quorum at an adjourned general meeting will be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Israeli Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and (ii) in any other case - one or more shareholders, present in person or by proxy, holding at least one share.  We do not follow the requirements of the NASDAQ Stock Market Rules regarding the quorum at shareholder meetings.  See Item 16G. “Corporate Governance.”

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

Changes in Our Capital

Changes in our capital are subject to the approval of a simple majority of shareholders present and voting at any shareholders meeting

C.            Material Contracts

On May 29, 2007, we entered into a lease agreement with respect to our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, which are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five-year term upon six months’ prior notice.  In the years ended December 31, 2011, 2010 and 2009, we recorded $1.1 million, $814,000 and  $755,000, respectively, of rent expenses for these premises.  During 2009, the lessor sold all its rights, title and interest in the premises to a new owner pursuant to receivership proceedings and the lease for the facilities was assigned to such new owner.

Kubatronik leases its executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, under a lease agreement signed in June 2002, as extended in December 2007.  The lease for the facilities expires on June 30, 2013.  In the years ended December 31, 2011, 2010 and 2009, Kubatronik paid an aggregate of approximately Euro 77,860 ($108,400), Euro 78,000 and  Euro 72,000, respectively, in rent for these premises.

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The applicable rate for 2011 was 24% and under the Income Tax Ordinance was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  However following the recommendations of Trachtenberg Committee, at the end of 2011 the Israeli parliament  passed an amendment to the Income Tax Ordinance pursuant to which the gradual reduction in the tax rate was abolished, and the 2010 corporate tax rate of 25% was reinstated for an indefinite period, commencing on January 1, 2012.

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

Prior to January 1, 2011, the tax laws and regulations dealing with the adjustment of taxable income for local inflation provided that Industrial Enterprises, such as us, were eligible for special rates of depreciation deductions.  These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and generally range from 20% to 40% on a straight-line basis, a 30% to 50% on a declining balance basis for equipment first put into operation on or after June 1, 1989 (instead of the regular rates which are applied on a straight-line basis).  The applicable regulations are valid until December 31, 2013.

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

Dividends paid out of income derived from an approved enterprise or benefited enterprise (or out of dividends received from a company whose income is derived from an approved enterprise or benefited enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source).  The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter.  A company which elects the alternative benefits track will be subject to corporate tax at the otherwise applicable rate of not more than 25% (or lower in the case of a qualified foreign investor’s company which is at least 49% owned by non Israeli residents) in respect of the gross amount of the dividend if it pays a dividend out of income derived from its approved enterprise or benefited enterprise during the tax exemption period.  Dividends paid to a qualifying non-resident out of the profits of a benefited enterprise subject to 11.5% corporate tax are subject to withholding tax at the rate of 4%.

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

Amendment to Investment Law

In December 2010, the Israeli Parliament passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011.  The amendment introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law).  The new tax benefits (described below) would be available, subject to certain conditions, to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market.  A “Preferred Company” is defined in the amendment as either (i) a company incorporated in Israel and not wholly-owned by the government or (ii) a partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all of its partners are companies incorporated in Israel, but not all of them are fully owned by the government and such companies or partnerships have, among other conditions, Preferred Enterprise status and are controlled and managed from Israel.

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

The amendment applies to income generated as of January 1, 2011.  Under the transitional provisions of the amendment, we may decide to irrevocably implement the amendment to the Investment Law while waiving benefits provided under the Investment Law as in effect prior to the amendment or to remain subject to the Investment Law as in effect prior to the amendment.  We may elect to implement the amendment at any time.  We are currently examining the possible effect of the amendment to our financial statements, if at all, and have not yet decided whether to apply the amendment

The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on our future investments in Israel, and could adversely affect our results of operations and financial condition.

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

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 was passed by the Israeli parliament. According to the amendment, the inflationary adjustments law will no longer applicable subsequent to the 2007 tax year accept for the transitional provisions whose objectives are to prevent distortion of the income tax calculations.

In addition, according to the amendment commencing in the 2008 tax year, the adjustment of the income for the effects of inflation for tax purposes will no longer be calculated.  Additionally, depreciation on the protected assets and tax loss carryforward will no longer be linked to the Consumer Price Index, or the CPI, subsequent to the 2007 tax year, and the balances that have been linked to the CPI through the end of 2007 tax year, will be used going forward.  As a result, our carryforward tax loss will no longer be linked to the Israeli CPI.

Taxation of Gains Upon Disposition of, and Dividends Paid on, our Ordinary Shares

Taxation of Israeli Resident Shareholders

Israeli law imposes a capital gains tax on the sale of capital assets.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale.  Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus will be computed on the basis of the devaluation of the NIS against such foreign currency.  The real gain is the excess of the total capital gain over the inflationary surplus.  The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Subject to certain transitional provisions relating to capital gains derived from the sale of assets, including our shares, purchased prior to January 1, 2003, the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange and on dividends, is generally a uniform rate of 25% for individuals and corporate bodies and 30% for substantial individual shareholders (who are, generally, shareholders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months before the sale).  Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from a benefited enterprise or stems from income derived or accrued outside of Israel.

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

If the shares were sold by Israeli residents, then (i) for the period ending December 31, 2002 their sale would be tax exempt so long as (1) the shares were listed on a stock exchange, such as, in our case, the NASDAQ Capital Market, which is recognized by the Israeli Ministry of Finance on December 31, 2002, and (2) we qualified as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes) 1969, at the relevant times as provided by the Income Tax Ordinance [New Version], 1961, which we believe we so qualified and (ii) for the period commencing January 1, 2003, the sale of the shares would be, generally, subject to a 25% tax if sold by non-substantial individual shareholders and corporate bodies and 30% tax if sold by a substantial individual shareholders.  We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an Industrial Company at the relevant times.

On the distribution of dividends other than bonus shares (stock dividends) to individual Israeli residents shareholders or to non-Israeli shareholders, income tax applies at the rate of 25% or 30%, as described above, but is generally withheld at source at the rate of 20% (for as long as we are listed) or the lower rate payable with respect to dividends received out of income derived from a benefited enterprise (see “Law for the Encouragement of Capital Investments, 1959”), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence which provides for a lower tax rate in Israel on dividends.  The Convention between the State of Israel and the Government of the United States relating to relief from double taxation provides for a maximum tax of 25% on dividends paid to a resident of the United States.  Dividends paid to an Israeli company by another Israeli company are not subject to corporate tax, unless received out of income derived from a benefited enterprise or unless the dividend stems from income produced or accrued abroad.

Taxation of Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% or 30% as described above), 12.5% for dividends not generated by a benefited enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power for a designated period, and 15% for dividends generated by a benefited enterprise applies, unless a different rate is provided for based on a treaty between Israel and the shareholder's country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%.  However, under the Investment Law, dividends generated by an approved enterprise or benefited enterprise are, generally, taxed at the rate of 15%.

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

United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular investor circumstances or U.S. Holders subject to special rules, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	regulated investment companies or real estate investment trusts,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise of employee stock options or otherwise as compensation for services,

•	investors who actually or constructively own, or have owned, 10 percent or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

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

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation, or other entity treated for tax purposes as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

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

Subject to complex limitations set out in the Code, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive income for United States foreign tax credit purposes.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

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

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any taxable year.

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

Additional Tax on Investment Income

In addition to the taxes on dividends and dispositions of our ordinary shares described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income, which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals which, under current law, is (currently) 28%.  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Beginning with the 2011 tax year, U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. Federal income tax return. Such form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non- U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non- U.S. institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares may be subject to certain additional United States information reporting requirements.

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

Foreign Currency Exchange Risk

Our reporting currency is the U.S dollar.  Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros.  As a result, fluctuations in rates of exchange between NIS and non-NIS currencies may affect our operating results and financial condition.  In addition, the NIS value of our U.S. dollar and Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 4.1% lower in 2011 than 2010 and the average exchange rate for the NIS against the Euro was 6.0% higher in 2011 than 2010, which had a negative impact on our operating results in 2011.  The average exchange rate for the NIS against the U.S. dollar was 4.9% lower in 2010 than 2009 and the average exchange rate for the NIS against the Euro was 9.5% lower in 2010 than 2009, which had a negative impact on our operating results in 2010.

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

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2011, the cost of raw materials used in production was $14.3 million.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $143,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  A hypothetical increase of 1% in the interest rates would result in an increase of approximately $60,000 in our financial expenses.

A hypothetical increase of 1% in the Israeli consumer price index would result in an increase of approximately $1,000 in our financial expenses and an increase of approximately $8,000 in our operational expenses.

Credit Risk

We may be subject to significant concentrations of credit risk consisting principally of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in Israel, Europe and the United States.

We perform ongoing credit evaluations of the financial condition of our customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the our customer base, and our policy of obtaining credit evaluations of the financial condition of certain customers, purchase of insurance for certain receivables, or requiring collateral or security with respect to certain other receivables.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2011, our internal control over financial reporting is effective.

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

Services Rendered	2011	2010
Audit (1)	$105,000	$104,400
Tax (2)	9,253	5,000
Total	$114,253	$109,400
______________
(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance in 2010 and 2011.

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

Neither we nor any affiliated purchaser has purchased any of our securities during 2011.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

On June 9, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350 with respect to the following NASDAQ rules:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

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

ITEM 16H.	MINE SAFETY DISCLOSURE

                Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit                Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant, as amended (2)

2.1	Specimen of Share Certificate (1)

4.1	Form of Indemnification Agreement between Registrant and its officers and directors (3)

4.2	2000 Stock Option Plan (4)

4.3	Share Purchase Agreement, dated June 10, 2002, by and among En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat, Mr. Thomas Kubat and Ms. Heike Heidenreich (5)

4.4	Extension of Put/Call Option Agreement, dated May 4, 2005, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (6)

4.5	Second Extension of Put/Call Option Agreement Provisions under the Share Purchase Agreement, dated December 28, 2007, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (7)

4.6	English Translation of Lease Agreement dated June 26, 2002, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (8)

4.7	Addendum to Lease Agreement dated May 13, 2007, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (9)

4.8	Amendment and Supplement to a Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat. (10)

4.9	English Translation of Letter of Extension dated December 18, 2007 to Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat. (11)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document. (12)
101.SCH*	XBRL Taxonomy Extension Schema Document. (12)
101.PRE*	XBRL Taxonomy Presentation Linkbase Document. (12)
101.CAL*	XBRL Taxonomy Calculation Linkbase Document. (12)
101.LAB*	XBRL Taxonomy Label Linkbase Document. (12)
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document. (12)
_____________________
*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, and incorporated herein by reference.

(2)	Filed as Exhibit 3.2 to our Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(4)	Filed as Exhibit 10.4 to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(5)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(6)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(7)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(8)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(9)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(10)	Filed as Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference.

(11)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference.

(12)	To be filed by amendment to this Annual Report on Form 20-F for the year ended December 31, 2011.

Eltek Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Eltek Ltd.

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and its Subsidiaries (the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel,
April 2, 2012

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2011	2010
		$ in thousands
Assets

Current assets

Cash and cash equivalents	2	892	1,513
Trade accounts receivable, net of allowance for doubtful
accounts		8,885	7,490
Inventories	3	4,434	4,282
Prepaid expenses and other current assets		355	315

Total current assets		14,566	13,600

Assets held for employees' severance benefits	9	39	1,545

Fixed assets, net	4	7,746	8,162

Goodwill	5	518	530

Total assets		22,869	23,837

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2011	2010
		$ in thousands
Liabilities and shareholders’ equity

Current liabilities
Short-term credit and current maturities of long-term debt	6	4,856	6,862
Accounts payable:
Trade		6,456	6,087
Related parties	16	1,046	742
Other current liabilities	7	3,995	3,973

Total current liabilities		16,353	17,664

Long-term liabilities
Long-term debt, excluding current maturities	8	1,604	1,253
Employee severance benefits	9	150	1,596

Total long-term liabilities		1,754	2,849

Commitments and contingent liabilities	10

Shareholders’ equity	11
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares, issued and
outstanding 6,610,107 shares as of December 31, 2011
and 2010		1,384	1,384
Additional paid-in capital		14,328	14,328
Cumulative foreign currency translation adjustments		2,622	2,986
Capital reserves		695	695
Accumulated deficit		(14,398)	(16,244)

Total Eltek Ltd. shareholders’ equity		4,631	3,149

Non-controlling interest		131	175

Total equity		4,762	3,324

Total liabilities, shareholders’ equity and non-
controlling interest		22,869	23,837

/s/ Arieh Reichart	/s/ Amnon Shemer	/s/ Erez Meltzer
Arieh Reichart	Amnon Shemer	Erez Meltzer
President, Chief Executive Officer	Vice President, Finance and Chief Financial Officer	Chairman of the Board of Directors

Date: April 2, 2012

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Operations

		Year ended December 31
	Note	2011	2010	2009
		$ in thousands
		(except loss per share data)
Revenues	12	46,830	37,514	36,442
Cost of revenues	16B	(38,101)	(32,690)	(30,882)

Gross profit		8,729	4,824	5,560

Operating expenses

Selling, general and administrative expenses		(6,155)	(6,033)	(6,016)

Operating profit (loss)		2,574	(1,209)	(456)
Financial expenses, net	13	(740)	(609)	(424)
Other income, net		12	2	4

Profit (loss) before income tax expense		1,846	(1,816)	(876)
Income tax expense	14	(31)	(19)	(34)

Net profit (loss)		1,815	(1,835)	(910)
Net loss attributable to non-controlling
interest		31	113	30

Net profit (loss) attributable to Eltek Ltd.		1,846	(1,722)	(880)

Basic and diluted net profit (loss) per ordinary
share attributable to Eltek Ltd. shareholders		0.28	(0.26)	(0.13)

Weighted average number of ordinary
shares used to compute basic and diluted net
profit (loss) per ordinary share attributable to
Eltek Ltd. shareholders		6,610,107	6,610,107	6,610,107

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss)

			Company’s shareholders
							Equity
				Accumulated			attributed to
				Other			Eltek	Non-
	Ordinary		Additional	comprehensive	Capital	Accumulated	Ltd. and	controlling
	shares	Amount	Paid-in capital	income	reserves	deficit	Subsidiaries	interest	Total
	($ thousands, except number of shares)
Balance as of January 1, 2009	6,610,107	1,384	14,328	2,864	695	(13,642)	5,629	330	5,959

Changes during the year
Foreign currency translation adjustments	-	-	-	80	-	-	80	10	90
Net loss	-	-	-	-	-	(880)	(880)	(30)	(910)

Comprehensive loss	-	-	-	-	-	-	(800)	(20)	(820)

Balance as of December 31, 2009	6,610,107	1,384	14,328	2,944	695	(14,522)	4,829	310	5,139

Changes during the year
Foreign currency translation adjustments	-	-	-	42	-	-	42	(22)	20
Net loss	-	-	-	-	-	(1,722)	(1,722)	(113)	(1,835)

Comprehensive loss	-	-	-	-	-	-	(1,680)	(135)	(1,815)

Balance as of December 31, 2010	6,610,107	1,384	14,328	2,986	695	(16,244)	3,149	175	3,324

Changes during the year
Foreign currency translation adjustments	-	-	-	(364)	-	-	(364)	(13)	(377)
Net profit (loss)	-	-	-	-	-	1,846	1,846	(31)	1,815

Comprehensive income (loss)	-	-	-	-	-	-	1,482	(44)	1,438

Balance as of December 31, 2011	6,610,107	1,384	14,328	2,622	695	(14,398)	4,631	131	4,762

*           Less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2011	2010	2009
	$ thousands
Cash flows from operating activities:
Net income (loss)	1,815	(1,835)	(910)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation	2,091	2,054	2,030
Capital gain on disposal of fixed assets, net	-	(18)	-
Revaluation of long term loans	58	49	13

Increase (decrease) in employee severance benefits, net	68	45	(104)
Decrease (increase) in trade receivables	(2,016)	(186)	391
Decrease (increase) in other receivables and prepaid expenses	(68)	178	(35)
Decrease (increase) in inventories	(487)	(138)	510
Increase (decrease) in income tax payable	8	-	-
Increase (decrease) in trade payables	621	1,152	(763)
Increase (decrease) in other liabilities and accrued expenses	324	203	(169)

Net cash provided by operating activities	2,414	1,504	963

Cash flows from investing activities:
Purchase of fixed assets	(882)	(489)	(600)
Proceeds from sale of fixed assets	-	38	-

Net cash used in investing activities	(882)	(451)	(600)

Cash flows from financing activities:
Increase (decrease) in short- term credit	(802)	355	648
Repayment of long-term loans	(1,135)	(1,222)	(2,468)
Proceeds from long-term loans	474	452	1,341
Repayment of credit from fixed asset payables	(539)	(400)	(140)

Net cash used in financing activities	(2,002)	(815)	(619)

Effect of translation adjustments	(151)	17	(42)

Net increase (decrease) in cash and cash equivalents	(621)	255	(298)
Cash and cash equivalents at beginning of the year	1,513	1,258	1,556

Cash and cash equivalents at end of the year	892	1,513	1,258

Supplemental cash flow information:
Income tax paid	55	-	-
Interest paid	480	421	336

Non-cash activities:

Purchase of fixed assets not yet paid	1,377	124	306

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

The Company markets its product mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment, as well as to contract electronic manufacturers, among other industries, and its business is subject to numerous risks. The major risks include, but are not limited to, (1) the impact of currency exchange rates (mainly NIS/US$), (2) the Company’s success in implementing its sales and manufacturing plans, (3) the impact of competition from other companies, (4) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (5) domestic and global economic conditions and industry conditions, and (6) compliance with environmental laws and regulations. Further, the Company’s liquidity position, as well as its operating performance, may be negatively affected by other financial business factors, many of which are beyond its control. Although the Company anticipates that its existing capital resources, including availability of its lines of credit, supplier financing and cash flows from operations, will be adequate to satisfy its liquidity requirements through calendar year 2012, its liquidity could be negatively affected by a decrease in demand for its products, including the impact of changes in customer buying, general economic downturn, instability of the US dollar/ New Israel Shekel exchange rate, its results of operations, its suppliers’ payment terms and its customers’ demand for extending their payment terms and other risk factors beyond the Company’s control. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they come due, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2012. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

As of December 31, 2011, the Company was not in compliance with financial covenants in respect of its credit facilities and long-term debt with one of its banks. However, in February 2012, such bank granted the Company a waiver, stating that the bank would not take any measures against it arising from the breach of the covenants before the date of the release of its audited financial statements for the year ending December 31, 2012, which is expected to be released no later than April 30, 2013, by which time it must return to compliance. The Company has initiated discussions with this bank in order to modify the financial covenants and to agree to terms which the Company believes it will be able to meet. There can be no assurance that the Company will return to compliance or new covenant terms will be agreed upon with the bank.

Failure to reach compliance through operating results, or reach an agreement on new covenant terms or to obtain additional financing, if required, may have a material adverse effect on the Company’s business, results of operations and financial position.

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

The acquisition resulted in the recognition of goodwill in the amount of €1.1 million ($1 million as of the date of acquisition) - see Note 5. Goodwill has subsequently been impaired by approximately $0.5 million and its balance as of December 31, 2011 is $518.

Pursuant to the acquisition agreement, the seller has until December 31, 2012, (at which time the period is automatically extended for additional consecutive two-year periods unless otherwise notified in writing by either party upon at least six months prior notice) the right to require the Parent to purchase ("Put Option"), and the Parent has the right to require the seller to sell to the Parent ("Call Option") the seller’s remaining 24% interest in Kubatronik. The exercise price for the seller’s remaining holdings in Kubatronik under the Put Option is Euro 552 ($715), and the exercise price for the seller’s remaining holdings in Kubatronik under the Call Option is Euro 582 ($754). In January 2012, the seller submitted to the Company an exercise notice to sell to the Company 3% of the shares of Kubatronik for approximately Euro 69 ($89). The fair value of the above options is calculated based on the Binomial model.  Changes in fair value are recorded in the Consolidated Statement of Operations. See Note 15.
.
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

The Parent sells goods through its subsidiaries that function as distributors.

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

D.	Translation of foreign entity operations

The financial statements of foreign subsidiaries are translated into the functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders’ equity.

E.           Exchange rates and linkage bases

1.	Balances linked to the Israeli Consumer Price Index (“CPI”) are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.            Details of the CPI and the representative exchange rates are as follows:

	Israeli	Exchange rate	Exchange rate
	CPI	of one US dollar	of one Euro
	Points	NIS	NIS
For the year ended:
December 31, 2011	216.26	3.821	4.938
December 31, 2010	211.67	3.549	4.738
December 31, 2009	206.19	3.775	5.442
	%	%	%
Changes during the year ended:
December 31, 2011	2.2	7.66	4.22
December 31, 2010	2.7	(5.99)	(12.94)
December 31, 2009	3.9	(0.71)	(2.73)

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

F.            Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, valuation of derivatives, deferred tax assets, inventory, goodwill, put/call options, income tax uncertainties and other contingencies.

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2011 is as follows:

	Year ended December 31
	2011	2010	2009
	$ thousands
Opening balance	340	347	555
Additions during the year	14	10	20
Write off of allowance	(263)	(20)	(256)
Foreign currency translation adjustments	2	3	28

Closing balance	93	340	347

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

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

L.            Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

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

In 2011 and 2010, the Company concluded that there was no impairment of goodwill.

M.           Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expense.

N.           Revenue recognition

The Company recognizes revenue upon shipment of the product and after the customer takes ownership and assumes risk of loss, collection of the corresponding receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Commission income is accounted for on the accrual basis.

O.           Earnings (loss) per ordinary share

Diluted earnings per ordinary share calculation is similar to basic earnings per share except that the weighted average of ordinary shares outstanding is increased to include the number of additional ordinary shares that would have been outstanding if the outstanding options had been exercised, to the extent that these options had a diluted effect. The Company does not presently have any such dilutive instruments.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

P.           Derivative financial instruments

The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. The Company also holds put/call options with the minority shareholder of Kubatronik for the purchase/sale of the minority holding in Kubatronik (see Note 15). Derivatives and the put/call options are adjusted to fair value through income.

Changes in fair value are recognized in the consolidated statements of operations as a financing item.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

Q.           Concentration of credit risk

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

R.           Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

S.            Fair value measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The provisions of the ASU were effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, the reporting entity shall not be required to provide the disclosures required for any previous periods presented for comparative purposes. The Company adopted the provisions of the ASU in 2010, except for the requirements to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which were adopted in 2011. The adoption of ASU 2010-06 did not have a material effect on the Company’s consolidated financial statements. See Note 15 to the Consolidated Financial Statements.

T.            Recently issued accounting standards

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company will implement the provisions of ASU 2011-08 as of January 1, 2012.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

T.            Recently issued accounting standards (cont’d)

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company plans to implement the provisions of ASU 2011-05 in 2012.

Note 2 - Cash and Cash Equivalents

	December 31
	2011	2010
Denominated in U.S. dollars	204	331
Denominated in NIS	196	616
Denominated in Euro	492	566

	892	1,513

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 3 - Inventories

	December 31
	2011	2010
Raw materials	2,185	1,894
Work-in-process	1,475	1,736
Finished products	774	652

	4,434	4,282

Finished products are presented net of allowance for inventory obsolescence in the amounts of $2,422 and $1,635 as of December 31, 2011, and 2010, respectively.

Note 4 - Fixed Assets, Net

	December 31
	2011	2010
Machinery and equipment	34,678	35,658
Leasehold improvements	8,149	8,625
Motor vehicles	99	107
Office furniture and equipment	1,481	1,596

Fixed assets	44,407	45,986

Accumulated depreciation	(36,661)	(37,824)

Fixed assets less accumulated depreciation	7,746	8,162

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 were $2,091, $2,054 and $2,030 respectively.

Note 5 - Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

	December 31
	2011	2010
Balance at the beginning of the year	530	573
Effect of translation adjustments	(12)	(43)

	518	530

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 6 - Short-Term Credit and Current Maturities of Long-Term Debt

Banks

	Annual
	interest rate at
	December 31	December 31
	2011	2011	2010
	%
In NIS (linked to the Prime rate)	5.25 - 7.0	3,795	4,903
In U.S. dollars	3.81 - 4.41	110	110
Current maturities of long-term
debt from banks (Note 8)		951	1,849

		4,856	6,862

Note 7 – Other Current Liabilities

	December 31
	2011	2010
Accrued payroll and related benefits	1,064	1,123
Provision for vacation and other employee benefits	1,321	1,336
Net written put option (Note 1A)	366	299
Accrued expenses	1,022	900
Other liabilities	222	315

	3,995	3,973

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 8 - Long-Term Debt, Excluding Current Maturities

Banks and others

	Annual
	interest rate at
	December 31	December 31
	2011	2011	2010
	%
Linkage terms
U.S. dollar	2.14 - 3.86	950	888
NIS - linked to the CPI	4.5 - 6.5	57	204
Euro	2.17 - 3	554	140
NIS - linked to the Prime rate	P+0.9-P+3	472	1,898
NIS - not linked	7.6 - 8.4	746	42

		2,779	3,172
Less - current maturities		(1,175)	(1,919)

		1,604	1,253

Minimum future payments at December 31, 2011 due under the long term debt is as follows:

Long-Term
Loan
First year	1,175
Second year	1,325
Third year and onwards	279

2,779

Long-term debt includes capital leases in the amounts of $330 and $70 for the years ended December 31, 2011 and 2010, respectively.

Financial covenants in respect of the Company’s credit facilities and long-term debt with one of the Company’s banks require the Company to maintain the higher of shareholders’ equity of NIS 17.5 million ($4.9 million) or 17% of the Company’s consolidated total assets. For this purpose, shareholders’ equity excludes certain intangible assets and prepaid expenses (except insurance premiums). As of December 31, 2011, the Company was not in compliance with such covenants. However, in February 2012 the bank granted the Company a waiver, stating that the bank would not take any measures against the Company arising from the breach of such covenants, before the date of the release of its audited financial statements for the year ending December 31, 2012, which are expected to be released no later than April 30, 2013, by which time the Company must return to compliance.

Financial covenants in respect of the Company’s credit facilities and long-term debt with another bank require the Company to maintain the higher of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10 million ($2.6 million), or 11% of the Parent’s total assets (on a non-consolidated basis). As of December 31, 2011, the Company was in compliance with such covenants.

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

2.
The Parent’s employees participate in a pension plan or individual insurance policies are purchased. The Parent’s liability for severance obligations for the employees employed for one year or more is discharged by making regular deposits with a pension fund or the insurance policies. Under Israeli law, there is no liability for severance pay in respect of employees who have not completed one year of employment. The amount deposited with the pension fund or the insurance policies is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the Parent and accordingly, such amounts funded and related liabilities are not reflected in the balance sheet.

For the non-management employees, the Parent deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon completion of one year of employment with the Parent, it makes a one-time deposit with the pension fund for the remaining balance.

In 2011, the Parent made a transfer of funds from a central severance fund to individual funds in the name of the employees for the unfunded liability in respect of the employees, which pursuant to Section 14 of the Israeli Severance Pay Law, it discharged its liability in respect of such employees severance pay. As a result, the balance of assets held for employees severance pay was reduced, and the liability was reduced accordingly.

3.
Kubatronik owns an insurance policy and makes regular deposits with an insurance company for securing pension rights on behalf of one of its key employees.  Such amounts deposited and the related liabilities are reflected in the consolidated balance sheet.

In respect of its other employees, Kubatronik does not make any deposits for pension or retirement rights, since such deposits are not required under the German law.

4.	Expenses recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2011, 2010, and 2009 are $102, $157 and $77, respectively.

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

3.	The Company has also pledged machines to secure its indebtedness to certain suppliers.

B.	Operating leases and other agreements

1.	The premises occupied by the Parent and Kubatronik are leased under two operating agreements that expire in February 2017 and June 2013, respectively.

2.	The parking area that serves Israeli employees is leased under an operating agreement that expires in December 2012.

3.
The Parent has signed several lease and maintenance agreements for production equipment with suppliers of equipment and software. Of such agreements, the main principal agreement expires in January 2015.

4.	Several production machines are leased by Kubatronik under operating agreements which will expire in June 2014.

5.	The Parent’s motor vehicles are leased under operating lease agreements, mainly for three-year terms.

6.	Minimum future payments at December 31, 2011 due under the above agreements over the next five years and thereafter are as follows:

	Premises	Other
	leases	agreements
First year	855	406
Second year	803	233
Third year	754	189
Fourth year	754	196
Fifth year and thereafter	943	140

	4,109	1,164

Payments required under these agreements are charged to expense by the straight-line method over the periods of the respective leases.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont'd)

B.	Operating leases and other agreements (cont'd)

Expenses recorded under these agreements for the years ended December 31, 2011, 2010, and 2009 were $1,519, $1,330, and $1,360, respectively.

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

The Company has taken several measures to improve the concentration of hazardous minerals and metals in its affluent waste water and see positive results. If the Company is found to be in violation of environmental laws, it could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct its business or any part thereof.  Any such liability or revocation could have a material adverse effect on its business, financial condition and results of operations.

On May 4, 2010, the Parent received legal notice from the Magistrate's Court that the Public Council for the Prevention of Noise and Pollution in Israel (the “Public Council”) had filed a lawsuit against it and certain of its directors regarding several alleged environmental damages caused by the Parent with respect to its release of industrial waste water.  The Parent entered into discussions with the Public Council in an attempt to reach a settlement and on May 3, 2011, the Parent and its directors entered into a settlement agreement with the Public Council.  The settlement agreement recognizes the significant improvement in the quality of the Parent’s wastewater and the contribution of the Public Council to this effort.  The Public Council undertook to not take any action (civil, criminal, or administrative) against the Parent or file any complaint with any regulatory agency regarding the matter for a one year period from the date on which the Court approves the settlement.  The Parent undertook to pay the Public Council NIS 75 ($22) (plus applicable V.A.T.) for its expenses.  On May 4, 2011, the Court approved the settlement agreement and the settlement was given the effect of a judgment.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont'd)

D.           Contingent Liabilities (cont’d)

Three lawsuits had been filed against the Parent by one employee and two former employees regarding personal injury that they allegedly had suffered during their employment with the Parent, seeking financial compensation of approximately $270 for past damages and an additional amount for future lost income, pain and suffering in such amount as the Court may determine. The Parent submitted the claims to its insurance company, which informed the Parent that it is reviewing the statement of claim without prejudicing its rights to deny coverage.

The Company did not accrue for any of the above contingencies in its Consolidated Financial Statements, since it believes that such claims will be covered by its insurance company.

Note 11 - Shareholders' Equity

Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31	December 31
	2010 and 2011	2011	2010
Number of shares:
Ordinary shares of par value NIS 0.6 each	50,000,000	6,610,107	6,610,107

Amount in US$
Ordinary shares of par value NIS 0.6 each		1,384,318	1,384,318

Note 12 - Revenues

A.           Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31
	2011	2010	2009
Customer A (consisting of two affiliated companies) - Sales of
manufactured products	14.9%	13.7%	13.3%

B.           Revenues by geographic areas

	Year ended December 31,
	2011	2010	2009
Israel	22,866	17,182	17,043
Europe	13,400	10,119	9,600
North America	5,400	6,623	7,282
Rest of the world	5,164	3,590	2,517

	46,830	37,514	36,442

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 12 - Revenues (cont'd)

C.            Assets by geographic areas

	Year ended December 31,
	2011	2010	2009
Israel	7,233	7,769	8,595
Europe	503	379	566
North America	10	14	14

	7,746	8,162	9,175

Note 13 - Financial Expenses, Net

	Year ended December 31
	2011	2010	2009
Interest and exchange rate expenses on
long-term loans	166	159	192
Expenses on short-term credit and bank charges	464	342	245
Effect of exchange rate differences on other
expenses and net loss (gain) from derivative
Instruments	110	109	(14)
Other financing expenses (income), net	-	(1)	1

	740	609	424

The Company uses forward contracts and options to manage its foreign exchange rate exposures. Such transactions were not designated as hedging instruments for accounting purposes.

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

On September 20, 2006, the Parent received a pre-ruling from the Israeli Tax Authority confirming that its most recent investment program will be deemed a “benefited enterprise” instead of its former “approved enterprise” status.  Pursuant to such pre-ruling, the former approved enterprise status of that investment plan was terminated by the Investment Center.  The benefited enterprise status granted to the Parent’s investment program provides for a tax exemption on undistributed earnings derived from the program for two years and a reduced tax rate for the remainder of the benefit period (see below).  The benefit period with respect to such program has not yet commenced, and will expire no later than 2016.

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

The tax benefits available to benefited enterprises are: (1) benefited enterprise situated in zone A may choose between (a) limited corporate tax rate of 11.5%; and (b) tax exemption from corporate tax on undistributed income; (2) a benefited enterprises qualified as a “strategic investment” is entitled to a tax exemption; (3) benefited enterprises situated in zone B or elsewhere (“zone C”) are entitled to tax exemption on undistributed income for six or two years, respectively, and to beneficial tax rate (25% or less in the case of a qualified foreign investor’s company that is at least 49% owned by non-Israeli residents) for the remainder of the applicable period of benefits.  The Parent’s plant is located in zone C.

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

B.            Amendments to the Income Tax Ordinance

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) - 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012. The change in the tax rates is not expected to have a material effect on the financial statements.

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

D.            Tax loss carryforwards

As of December 31, 2011, the Parent’s tax loss carryforwards were approximately $16,300 and Kubatronik’s tax loss carryforwards were $1,500.

The Parent and Kubatronik’s tax loss carryforwards do not have expiration dates.

E.             Income tax assessments

In Israel, the Parent has received final tax assessments through the 1995 tax year. Assessments through the 2006 tax year are considered final due to statute of limitations.

Kubatronik has received final tax assessments through the 2007 tax year.

The Company’s other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

F.             Profit (loss) before income tax expense included in the statement of operations

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2011	2010	2009
Profit (loss) before income tax expense:
Israel	2,136	(1,460)	(807)
Foreign jurisdictions	(290)	(356)	(69)

Total	1,846	(1,816)	(876)

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

G.            Reconciliation of the theoretical income tax expense to the actual income tax expense

A reconciliation of the theoretical income tax expense (benefit), assuming all income (loss) is taxable at the statutory rates applicable in Israel, and the actual income tax expense (benefit), is as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2011	2010	2009
Profit (loss) before income taxes as
reported in the consolidated statements of
operations	1,846	(1,816)	(876)

Statutory tax rates	24%	25%	26%

Theoretical tax benefit calculated	443	(454)	(228)
Differences between the definition of
capital and assets for tax purposes,
goodwill impairment and other	14	(44)	32
Change in valuation allowance	669	500	(912)
Effective change in corporate tax rates	(1,103)	-	1,113
Foreign tax rate differential in subsidiaries	8	17	29

Total	(412)	473	262

Income tax expense	31	19	34

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

H.            Deferred tax assets and liabilities

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31	December 31
	2011	2010
Deferred tax assets:

Tax loss carryforwards (in Israel)	4,071	3,547
Tax loss carryforwards (outside Israel)	484	435
Severance benefits	16	4
Provision for vacation pay	315	276
Allowance for doubtful accounts	23	75

Total gross deferred tax assets	4,909	4,337

Less valuation allowance	(4,200)	(3,531)

Net deferred tax assets	709	806
Deferred tax liabilities:

Fixed assets - differences in depreciation	(709)	(806)

Total gross deferred tax liabilities	(709)	(806)

Net deferred tax assets	-	-

The valuation allowance for deferred tax assets as of December 31, 2011 and 2010, was $4,200 and $3,531, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2011, 2010 and 2009, was an increase (decrease) of $669, $500 and ($912), respectively. The valuation allowance at 2011 and 2010 was primarily related to domestic and foreign net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

I.             Accounting for uncertainty in income taxes

For the twelve-month periods ended December 31, 2011, 2010 and 2009, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Parent files its income tax return in Israel, Kubatronik and Eltek Europe file their income tax returns in Germany and Eltek USA files its income tax return in the United States. The Israeli tax returns of the Parent may be audited by the Israeli Tax Authorities for the tax years beginning in 2007.  The tax returns of Kubatronik and Eltek Europe remain subject to audit for the tax years beginning in 2008, and the tax returns of Eltek USA remain subject to audit for the tax years beginning in 2009.

Note 15 - Financial Instruments and Risk Management

The Company measures its long-term bank loans, net written put option (see Note 1A), and foreign currency derivative contracts at fair value. In accordance with ASC 820-10, the Company’s long-term bank loans and foreign currency derivative contracts are classified within Level 2, because they are valued utilizing market observable inputs. The net written put option is classified within Level 3 because it is valued using a Binomial model which utilizes significant inputs that are unobservable in the market such as expected stock price volatility, risk-free interest rate and the dividend yield, and remaining period of time the options will be outstanding before they expire.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 - Financial Instruments and Risk Management (cont’d)

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, aggregated by the level in the fair-value hierarchy within which those measurements fall:

			Quoted prices	Significant
	December 31,		in active	other	Significant
	2011	December 31,	markets for	observable	unobservable
	Carrying	2011	identical assets	inputs	inputs
	amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign currency
derivative
contracts, net	5	5	-	5	-

Total	5	5	-	5	-

Liabilities :

Long-term debt	2,226	2,102	-	2,102	-

Net written put
option	366	366	-	-	366

Total	2,592	2,468	-	2,102	366

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 - Financial Instruments and Risk Management (cont’d)

			Quoted prices	Significant
	December 31,		in active	other	Significant
	2010	December 31	markets for	observable	unobservable
	Carrying	2010	identical assets	inputs	inputs
	amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Liabilities :

Long-term debt	3,032	2,865	-	2,865	-

Net written put
option	299	299	-	-	299

Total	3,331	3,164	-	2,865	299

In addition to the above, the Company's financial instruments at December 31, 2011 and 2010, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, short-term credit provided by financial institutions, and trade and other payables. The carrying amounts of all the aforementioned financial instruments, at face value or cost plus accrued interest, approximate fair value due to the short maturity of these instruments.

The changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the years ended December 31, 2011 and 2010 were changes in the fair value of the net written put option charged to financial expense in the Consolidated Statement of operations of $79 and $42, respectively, and translation adjustments included in financial income in the Consolidated Statement of operations of $12 and $17, respectively.

These Consolidated Financial Statements do not include any nonrecurring fair value measurements relating to assets and liabilities for which the Company has adopted the provisions of ASC Topic 820.

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

A.            Balances with related parties

	December 31
	2011	2010
Trade accounts payable	1,046	742

B.            Transactions with related parties

	Year ended December 31
	2011	2010	2009
Cost of revenues (*)	2,674	1,963	1,842

(*)	The Company’s purchases from such supplier accounted for 18.4%, 16.1% and 15.9% of its raw material costs in 2011, 2010 and 2009, respectively.

Note 17 - Subsequent Events

In January 2012, the shareholder of 24% of Kubatronik submitted to the Company an exercise notice for the sale to the Company of 3% of the shares of Kubatronik for approximately Euro 69 ($89).

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

Dated: April 2, 2012