Form 20-F
period 2012-12-31
ELTEK LTD
filed 2013-04-30
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

6,610,107 Ordinary Shares, par value NIS 0.6 per share (as of December 31, 2012)

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

Our functional currency is New Israeli Shekel while our reporting currency is the U.S. dollar.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into U.S. dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into U.S. dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of December 31 of each year as published by the Bank of Israel ($1.00 = NIS 3.733 as of December 31, 2012), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

TABLE OF CONTENTS

Page No.

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	14
A.	History and Development of the Company	14
B.	Business Overview	15
C.	Organizational Structure	19
D.	Property, Plants and Equipment	19
ITEM 4A.	UNRESOLVED STAFF COMMENTS	19
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	20
A.	Operating Results	20
B.	Liquidity and Capital Resources	26
C.	Research and Development, Patents and Licenses	29
D.	Trend Information	29
E.	Off-Balance Sheet Arrangements	29
F.	Tabular Disclosure of Contractual Obligations	30
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	30
A.	Directors and Senior Management	30
B.	Compensation	34
C.	Board Practices	34
D.	Employees	40
E.	Share Ownership	41
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	41
A.	Major Shareholders	41
B.	Related Party Transactions	42
C.	Interests of Experts and Counsel	43
ITEM 8.	FINANCIAL INFORMATION	43
A.	Consolidated Statements and Other Financial Information	43
B.	Significant Changes	44
ITEM 9.	THE OFFER AND LISTING	44
A.	Offer and Listing Details	44
B.	Plan of Distribution	45
C.	Markets	45
D.	Selling Shareholders	45
E.	Dilution	45
F.	Expense of the Issue	45
ITEM 10.	ADDITIONAL INFORMATION	45
A.	Share Capital	45
B.	Memorandum and Articles of Association	46
C.	Material Contracts	49
D.	Exchange Controls	49
E.	Taxation	49
F.	Dividends and Paying Agents	59

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for the five years ended December 31, 2012.  The selected consolidated financial data as of December 31, 2012 and 2011 and for each of the three years ended December 31, 2012, have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  The selected consolidated financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our previously published audited consolidated financial statements, which are not included in this annual report.  The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA :

	Year Ended December 31,
	2012	2011	2010	2009	2008
	($ and share data in thousands, except per share data)
Revenues	45,646	$46,830	$37,514	$36,442	$43,138
Cost of revenues	(37,836)	(38, 101)	(32,690)	(30,882)	(37,282)
Gross profit	7,810	8,729	4,824	5,560	5,856
Research and development (expenses) income, net			--	--	100
Selling, general and administrative expenses	(6,040)	(6,155)	(6,033)	(6,016)	(7,199)
Impairment on goodwill	(481)	-	--	--	(379)
Total operating expenses	(6,521)	(6,155)	(6,033)	(6,016)	(7,478)
Operating profit (loss)	1,289	2,574	(1,209)	(456)	(1,622)
Financial expenses, net	(543)	(740)	(609)	(424)	(826)
Other income, net	2	12	2	4	1
Profit (loss) before income tax expense	748	1,846	(1,816)	(876)	(2,447)
Income tax expense	(52)	(31)	(19)	(34)	--
Net profit (loss)	696	1,815	(1,835)	(910)	(2,447)
Net profit (loss) attributable to non-controlling interest	6	(31)	(113)	(30)	1
Net profit (loss) attributable to Eltek Ltd. shareholders	690	1,846	(1,722)	(880)	(2,446)
Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd.	0.1	0.28	(0.26)	(0.13)	(0.37)
Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share	6,610	6,610	6,610	6,610	6,610

CONSOLIDATED BALANCE SHEETS DATA :

	As at December 31,
	2012	2011	2010	2009	2008
	($ and share data in thousands)
Working capital (deficit)	(2,712)	(1,787)	(4,064)	(1,984)	(1,881)
Total assets	23,449	22,869	23,837	23,771	25,453
Long-term liabilities	943	1,754	2,849	4,057	3,970
Total shareholders’ equity	5,412	4,631	3,149	4,829	5,629
Number of issued and outstanding shares	6,610	6,610	6,610	6,610	6,610

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

Although we were profitable in the past two years after four years of losses, there can be no assurance that we will continue to operate profitably in the future.   To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

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

As of December 31, 2012, we had revolving lines of credit aggregating $3.9 million with our banks, all of which were fully utilized as of such date, and $2.2 million of long-term loans, including supplier credits.  These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate the repayment of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

During the last several years we were unable to fully fund our technological development requirements due to our losses and limited financial resources. In order to remain competitive, we will be required to acquire new equipment and implement new technologies, which are likely to require significant capital investment that may not be available to us. To the extent that the funds generated from our operations and from our existing capital resources are insufficient to fund our operating and financial requirements, we will be required to raise additional funds through public or private financing or other sources.  Any equity financing may cause dilution to our then current shareholders.  If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders will be diluted.  We do not have any committed sources of additional financing, and additional financing, if necessary, may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

We may not be in compliance with banks’ covenants in the future.

We are subject to financial covenants from the banks that provide us with our credit facilities and long-term loans. The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

Both of our banks require us to maintain a specific set of covenants for each fiscal year. Our compliance with the financial covenants is measured annually based on our audited financial statements for December 31. In recent years, including the year ended December 31, 2011, we were forced to seek waivers of certain of these covenants. Both banks have the right to demand immediate repayment of the loans and lines of credit in the event of a change of control in our company, if such a change occurred without their prior approval.  Our failure to remain in compliance with each of the banks’ covenants, obtain waivers, negotiate agreements with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position.

Economic downturns and disruptions in financial markets can adversely affect our business and results of operations.

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally.  Worsening economic conditions, such as the continued European sovereign debt uncertainty, may result in diminished demand for our products and in decreased sales volumes.  Recessionary environments adversely affect the demand for our products as a result of constraints on capital spending by our customers.  In addition, this could result in longer sales cycles, slower acceptance of new products and increased competition for our products, which in turn could cause us to reduce prices for our products resulting in reduced gross margins.  Furthermore, the value of our investment in our Germany-based subsidiary, Kubatronik Leiterplatten GmbH, or Kubatronik, may decrease further as a result of the weak economy and as a result, we may record impairment losses in the future.  Any of these events would likely harm our business, operating results and financial condition.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations.  Although we have not experienced any of these events as of the date of this annual report, we expect that our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the global PCB industry. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  Any of these occurrences could adversely affect our results of operations and financial condition.

In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years.  We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.  While we use firewall and anti-virus systems, there is no assurance that cyber attacks will always be blocked or discovered, and as a result, we may encounter damages to our computer network servers, manipulation of our data (including production, financial and other information).

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

The global PCB industry is highly fragmented and intensely competitive.  It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. and major international PCB exporters, mainly from South East Asia, Europe and North America.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy),  Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.   In the North American market we mainly compete with Viasystems North America, Inc. (previously known as DDi Corp.), KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and TTM Technologies Inc. and certain other American companies.  Many of these competitors have significantly greater financial and marketing resources than us.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in South East Asia (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose significant market share.

We depend on our key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

In the years ended December 31, 2012, 2011 and 2010, our ten largest customers accounted for 59.7%, 55% and 50% of our revenues, respectively, of which one customer (consisting of two affiliated companies) accounted for 17.2%, 14.9% and 13.7% of our total revenues, respectively.  We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.  If we are unable to retain our key customers or if we are unable to attract sufficient new business to compensate for the loss of any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be harmed by currency fluctuations.

Our revenues and expenses are denominated in the NIS, U.S. dollar and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The NIS value of our U.S. dollar and Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 7.8% higher in 2012 than in 2011, which had a positive impact on our operating results in 2012.  In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected.

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

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that there will be significant differences between the results of one quarter to another.

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

We have in the past been, and currently are, subject to claims and litigation relating to environmental matters.  We may be subject to further environmental claims alleging that we are in violation of environmental laws.  If we are unsuccessful in such claims and other future claims and litigations or if actual results are not consistent with our assumptions and judgments, we may be exposed to losses that could be material to our company.

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

Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs.

Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim.  Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology.  We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all.  We also may not be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering the product.  Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

A supplier of one of our software packages requested to conduct an audit of our operation to verify that we do not breach any intellectual property rights he allegedly owns.  We believe that we have fully, diligently and timely complied with our obligation toward the supplier. We also believe that the supplier has no right to conduct any audit of our products or services and such audit may cause us to breach confidentiality obligations to other entities.  If we are found to be in violation of such supplier's intellectual property rights, we could be liable for compensation and costs of an unknown amount.  Such liability could have a material adverse effect on our business, financial condition and results of operations.

We may not succeed in our efforts to expand into the U.S. defense market.  If we are unsuccessful, our future revenues and profitability would be adversely affected.

In January 2009, we received International Traffic in Arms Regulations (ITAR) registration from the U.S. Department of State, which certifies us to sell our PCBs to the U.S. defense market.  Our business plan assumes an increase in revenues to the U.S. defense market based on our receipt of this certification.  However, our efforts to enter into to the U.S. defense market may not succeed and sales to the defense and aerospace industries may be affected by cutbacks in U.S. government spending, and this may not become a substantial market for us.  If we are unsuccessful in such efforts, our future revenues and profitability would be adversely affected.  In addition, in the event of a change in control of our company, the U.S. Department of State may investigate the transfer of control and oppose the transaction.  In such an event we may lose our ITAR certification, which could adversely affect our future revenues and profitability.

We are dependent upon a select number of suppliers of key raw materials and the loss of one or more of these suppliers would adversely affect our manufacturing ability.  If these suppliers delay or discontinue the manufacture or supply of these raw materials, we may experience delays in production and shipments, increased costs and cancellation of orders for our products.

We currently obtain our key raw materials from a select number of suppliers.  We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all.  Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products.  One of our major raw material suppliers is Gadot Chemical Tankers and Terminals Ltd., or Gadot, which was owned by our controlling shareholder until December 2012.  In December 2012, a receiver was appointed for Gadot.  No assurances can be given that the appointment of a receiver will not affect Gadot’s operations or its ability to deliver raw materials to us; in such event our operations may be materially and adversely affected.

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time.  During the years ended December 31, 2012, 2011 and 2010, our purchases from one supplier accounted for 24.5%, 18.4% and 16.1% of our total consolidated raw material costs, respectively.  We may not be able to identify and integrate alternative sources of supply in a timely fashion.  Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.  Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

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

We have manufacturing facilities in Israel and Germany and generate a large percentage of our sales in Europe and North America.  Our sales in Europe for the years ended December 31, 2012, 2011 and 2010 accounted for 25.4%, 28.6% and 27% of our consolidated revenues, respectively, of which 9.4%, 12% and 10.5% was generated in Germany, respectively.  Our sales in North America for the years ended 2012, 2011 and 2010 accounted for 16.8%, 11.5% and 17.6% of our consolidated revenues, respectively.  We intend to increase our business in North America, including sales to U.S. military contractors.  However contracts with U.S. military agencies, as well as military equipment manufacturers in Europe, are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

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

If our workforce will be represented by a labor union we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

In November 2011, we were notified by the General Federation of Labor in Israel, or the Histadrut, that more than one-third of our employees in Israel had decided to join the Histadrut and that they have established an employees’ union committee. In 2012, a significant portion of our employees decided to resign their membership in the Histadrut, which then ceased to represent our employees. If our employees decide to re-join the Histadrut, we could incur additional costs and/or experience work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

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

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

The uncertainty surrounding the continued ownership of our shares by our principal shareholder may result in a change in control and our operations and share price may be adversely affected.

Mr. Josef Maiman, through Merhav M.N.F. Ltd. and Integral International Inc., holds 24.1% of our shares and exercises a substantial influence over our management. Mr. Maiman is currently facing financial difficulties and should he divest all or a significant portion of his interest in us, it may result in a change in control and in our management and our operations could be adversely affected. As a result, we are currently investigating the possible sale of our company or substantially all of its assets. The uncertainty arising from this situation may negatively affect our operations as well as the market price for our shares.

If we fail to maintain NASDAQ’s continued listing requirement of a minimum bid price of at least $1.00 per share for a period of 30 consecutive business days, our shares may be delisted from the NASDAQ Capital Market.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “ELTK.”  To continue to be listed on NASDAQ, we need to satisfy a number of requirements, including a minimum bid price for our ordinary shares of $1.00 per share for a period of 30 consecutive business days.  If we fail to comply with such requirement, we would have a period of 180 calendar days to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days.  If we are not deemed in compliance before the expiration of the 180 day compliance period, NASDAQ may afford us an additional 180 day compliance period, provided that on the 180th day of the first compliance period we have demonstrated that we meet all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) based on our most recent public filings and market information.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.00 threshold requirement for continued trading.  In 2012, the price of our ordinary shares ranged from $0.87 to $1.69 and the closing price of our ordinary shares on December 31, 2012 was $1.10 per share.  If we fail to meet the minimum bid price requirement, our share may be delisted from the NASDAQ Capital Market.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions, including Egypt and Syria, have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of the NASDAQ Stock Market Rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, compensation of officers and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We design and develop innovative manufacturing solutions pursuant to complex interconnect requirements of original equipment manufacturers, and provide our customers with a wide range of custom designed PCBs, including complex rigid, double-sided and multi-layer PCBs as well as flexible circuitry (flex and flex-rigid boards) made of several types of high-performance base material.  To complement our quick-turnaround, prototype, pre-production and low to medium volume production capability and provide our customers with single source service, we also act as an agent for the importation of PCBs from South East Asia when customers require high volume production runs, although such activity was not significant in recent years.

In June 2002, we acquired our majority-owned European manufacturing and marketing subsidiary, Kubatronik, located in Geislingen, Germany.  In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing in the North American market.  In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

During the three years ended December 31, 2012, we invested approximately $5.2 million in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $2.2 million in capital expenditures in 2013, primarily for our operations in Israel and Germany, mainly in manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities.  We intend to finance these expenditures with suppliers’ credit, cash flow from operations and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition may be adversely affected.

B.           Business Overview

Industry Overview

PCBs are constructed from a variety of base raw materials.  PCBs can be double-sided or multi-layered and made of rigid, flexible, flex-rigid or high-frequency materials.  In essence, they are platforms that conduct electrical signals among active and passive microelectronics components, microprocessors, memories, resistors and capacitors.  Photolithographic type processes transfer the images of the electrical circuit onto the layers, and chemical processes etch these lines on the boards.  There are several broad categories of PCBs:

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

PCB manufacturers can generally be classified based on two parameters, product sophistication and service sophistication.  Product sophistication is evident in the capability of a PCB manufacturer to offer products with higher layer counts and more complex construction, as well as in the line width and the spacing of lines on the circuit boards.  The state-of-the-art HDI technology enables manufacturers to produce PCBs with line width and spaces as narrow as 2-3 mils and hole diameters of 4 to 6 mils.

Manufacturing and Engineering Processes

In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness.  During the three years ended December 31, 2012, we invested approximately $4.7 million in machinery and equipment for that purpose.

Manufacturing Capabilities.  We have the capability to manufacture PCBs with layer counts in excess of 36 layers, flex-rigid boards, blind and buried vias and designs using materials as thin as 1 mil.  We are able to produce short runs of five to 30 units of simple type PCBs within four to five working days, and a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits.  During 2007, we applied new technologies to enable us to manufacture “via-in-pad” multilayer PCBs, microvia filling, through hole via filling and copper overplating.  In July 2012, we purchased a new Orbotech Paragon™ Laser Direct Imaging, or LDI, system for increasing capacity and shortening production time and improving product time-to-market.  We acquired and installed a new Hakuto Cut-Sheet-Laminator and the latest Chemplate Indubond model, both purchased during 2012.  These new pieces of equipment improve our technological capabilities. These machines improve the outer layer accuracy and the registration between the inner-layers, enabling us to offer our customers solutions and participate in bids in which we were not able to participate in the past.

We continue to develop advanced registration technologies and to improve the copper etching accuracy to comply with new specifications and requirements of our customers and potential customers.  In the year ended December 31, 2012, approximately 15% of our revenues from manufactured products were for orders for delivery in less than 20 working days, of which approximately 3% were for orders for delivery within six to ten working days and approximately 4% in five or less working days.

Computer Aided Design/Computer Aided Manufacturing (CAD/CAM).  We utilize a state-of-the-art CAD system developed by Frontline PCB Solutions Ltd., an Israeli-based company, and can receive CAD data by electronic data transmission.  Our CAD workstations perform design rule checks on transmitted designs, incorporate any customer-specific design modifications and perform manufacturability enhancements that increase PCB quality.

Advanced Finishing Capabilities for Dense Packaging Designs.  We provide a wide assortment of alternative surface finishes, including hot air solder leveling, electroless gold over nickel, immersion silver, outsource nickel/palladium/gold and immersion tin, for the attachment of components to PCBs.

Other Advanced Process Capabilities.  We provide fabrication of dense multi-layer PCBs.  We use an advanced inner-layer production line, a laser direct imaging system, mechanical and laser drilling equipment and clean room environments (ISO-7) to produce technologically advanced products.

Quality, Environmental and Safety Standards.  Our quality management system has been ISO 9001:2008 certified since July 2002 (and prior to such date, was ISO 9002 certified from January 1995).  Such certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards.  We have obtained United States Department of Defense Qualified Product List approval (MIL-PRF-55110G and MIL-P-50884E) for our products.  Since 1976, our rigid glass epoxy (FR4 and FR5) and flex-rigid boards have been UL 94V-0 certified by Underwriters Laboratories Inc. (a standards organization that offers product safety testing and certification of product safety).  Our environmental management system has been ISO 14001:2004 certified since 2005 (and prior to such date was ISO 14001 certified from 2003).  We are OHSAS 18001:2007 certified for occupation health and safety management systems since December 2007.  In November 2009, we became certified to the AS 9100B quality management standard for the aerospace industry and in August 2012 we were upgraded to AS 9100C.

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2012, 2011 and 2010, the primary industries for which we produced PCBs were defense and aerospace equipment (48%, 52% and 43% of production, respectively), medical equipment (24%, 19% and 23% of production, respectively), industrial equipment (18%, 19% and 21% of production, respectively) and telecom and networking equipment (2%, 4% and 5% of production, respectively).  To a lesser degree we produce PCBs for distributors, contract electronic manufacturers and others (8%, 6% and 8% of production, respectively).

Customers.  During the year ended December 31, 2012, we provided PCBs to approximately 148 customers in Israel and approximately 235 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, Germany, the Netherlands, China, Switzerland, Italy and India. Sales to non-Israeli customers were $23.7 (51.9% of revenues) for the year ended December 31, 2012, $23.9 million (50.9% of revenues) for the year ended December 31, 2011 and $20.4 million (54.2% of revenues) for the year ended December 31, 2010.

In the years ended December 31, 2012, 2011 and 2010 our ten largest customers accounted for 59.7%, 55.3% and 49.7% of our revenues, respectively, of which one customer accounted for 17.2%, 14.9% and 13.7% of our total revenues, respectively.  We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies.  We currently have eleven persons involved in sales, of which seven persons are in Israel, two persons are in the United States employed by our U.S. subsidiary, Eltek USA Inc. and two persons are employed by our German subsidiary, Kubatronik.  We also have sales representatives in Germany and Sweden.  In the Netherlands and Italy, PCB trading and manufacturing companies act as distributors of our products.  In North America we market and sell our products through Eltek USA Inc. as well as through two independent local sales representatives and a PCB manufacturing company.  In India we market our products through a local sales representative.  We maintain technical support services for our customers world-wide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of fifteen persons, of which seven persons are in Israel, one person is employed by our U.S. subsidiary, Eltek USA Inc. and seven persons are employed by our German subsidiary, Kubatronik.

Our strategy is to focus on the high end of the PCB market, mainly in flex-rigid PCBs, in which margins are better.  We are currently focusing our marketing efforts on the defense and medical industries.  To penetrate the U.S. defense market, we applied for ITAR registration from the U.S. Department of State, Bureau of Political-Military Affairs, which we received in January 2009.  ITAR regulates the manufacture, export and transfer of defense articles, information and services.  ITAR is a set of U.S. government regulations that controls the export and import of certain defense-related articles and services.  The regulations restrict sensitive information and technologies only to be shared with U.S. persons, unless special approval is acquired.  To qualify for ITAR registration, we met strict requirements for corporate structure, security, record keeping and procedures to allow us to sell our PCBs for use in U.S. defense products.  In November 2009, we became certified to the AS 9100B quality management standard for the avionic industry in order to strengthen our position in the avionic and aerospace market in North America and Europe. In June 2012, we expanded our sales network with the appointment of Endicott Interconnect Technologies, Inc. as a sales partner in the United States.  We believe that Endicott Interconnect Technologies, one of the world's leading providers of full turnkey services for printed circuit board and integrated circuits assembly, will strengthen our presence in the U.S. market.

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

Materials and Supplies

The materials used in the manufacture of PCBs are primarily laminates (copper clad, with an isolating core separating them), prepregs, photo-chemical films, chemicals and inks.  The materials we use are manufactured in Europe, North America and South East Asia.  Some of the materials are purchased directly from the manufacturer, while others are purchased from local distributors.

Other than the price of gold, there were no significant price increases for our principal raw materials in 2012. We expect some suppliers will seek to increase their prices in 2013, especially for chemicals.  During recent years, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers; however we may not continue to be successful in such negotiations in the future.  We have also faced pressure to raise our prices for our products to compensate for these price increases and although we have managed to date to maintain our sales prices with moderate price increases, we may not be able to so in the future.  Future price changes for raw materials may materially affect our future profitability.

Competition

The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue.  The global PCB industry is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. and major PCB exporters, mainly from South East Asia, North America and Europe.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy),  Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market we mainly compete with Viasystems North America, Inc (previously known as DDi Corp), KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and TTM Technologies Inc.  Many of these competitors have significantly greater financial, technical and marketing resources than us.  Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose market share and reduce prices.

Environmental Matters

Since May 2003, our environmental management system has been ISO 14001 certified.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

PCB manufacturing requires the use of metals and chemicals classified as hazardous substances.  Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems.  We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities.  There is no assurance, however, that violations will not occur in the future.  We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations.  Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial.  Environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption.  Over the years, we have undertaken various actions to reduce the use of water in our manufacturing facilities.  From 2008 through 2011, we invested in improving our effluent wastewater treatment system to lower the amounts of inorganic salts and copper concentration in the discharged water.  All our actions were coordinated with the Israeli Ministry of Environment and in August 2008, we received a waiver for a period of two years that enabled us to increase the amount of minerals disposed of by wastewater.  The waiver was subsequently extended until August 2014.  During 2013, we expect to further invest in reducing the amount of metal concentrations in our wastewater to the permitted levels.  A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

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

C.           Organizational Structure

In May 2002, we acquired a 76% interest in Kubatronik.  Kubatronik is a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment, and computer and data storage equipment as well as contract electronic manufacturers. Mr. Alois Kubat, Kubatronik’s founder, holds the remaining 21% interest in Kubatronik.  Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik. In May 2012, Mr. Kubat exercised his option with respect to 3% of his remaining shares of Kubatronik for approximately Euro 69,000 and reduced his ownership percentage from 24% to 21%. The price for Mr. Kubat’s remaining holdings in Kubatronik under the put option is Euro 483,000, while the price for such holdings under the call option is Euro 513,000.

In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing activities in the North American market.  Eltek USA Inc. commenced operations in 2008.

In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

D.           Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five year term upon six months prior notice.  In the year ended December 31, 2012, we incurred $775,000 of rent expenses for these premises.

Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany, owned by the wife of the former owner of Kubatronik.  The lease for the facilities expires on June 30, 2014.  In the year ended December 31, 2012, Kubatronik paid an aggregate of approximately Euro 87,000 ($114,000) in rent for these premises.

Our U.S. subsidiary, Eltek USA Inc., leases approximately 950 square feet office space in New Hampshire.  The lease for the facilities will expire on November 30, 2013.  In the year ended December 31, 2012, we paid $27,000 in rent for these premises and expect to pay the same amount on a pro-rated basis in 2013.

Leased Equipment

We lease manufacturing equipment under an agreement that obligates us to pay a total of $1.3 million through June 2017.  Our monthly lease expense under this agreement is $33,000 in 2013.

Kubatronik leases manufacturing equipment under six lease agreements, which as of December 31, 2012 require Kubatronik to pay a total of Euro 33,000 through May 2015.  Kubatronik’s monthly lease expense under these agreements is approximately Euro 3,835 ($5,000).

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

Mr. Josef Maiman, through Merhav M.N.F. Ltd. and Integral International Inc., holds 24.1% of our shares and exercises a substantial influence over our management. Mr. Maiman is currently facing financial difficulties and should he divest all or a significant portion of his interest in us, it may result in a change in control and in our management, and our operations could be adversely affected. As a result, we are currently investigating the possible sale of our company or substantially all of its assets.

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

Revenue Recognition. We recognize revenues when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixable or determinable.  Commission income is accounted for on the accrual basis.

Inventories. Inventories are recorded at the lower of cost or market value. Cost is determined on the weighted average basis for raw materials. For work in progress and finished goods, the cost is determined based on calculation of accumulated actual direct and indirect costs.

Allowance for doubtful accounts receivable. The allowance for doubtful accounts receivable is calculated on the basis of specific identification of customer balances.  The allowance is determined based on management’s estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and the volume of their operations.

Fixed assets. Assets are recorded at cost.  Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets.  Machinery and equipment purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception.  Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Impairment in Value of Assets.  Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or the asset group.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill.  Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination.  Goodwill is reviewed for impairment at least annually.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value.  An indication of goodwill impairment exists if the fair value of the reporting unit is less than its carrying value, and the enterprise must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.  Fair value of the reporting unit is determined using a discounted cash flow analysis.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Following an evaluation performed for our investment in Kubatronik, we determined that the value of our investment in Kubatronik decreased and that as a result, goodwill in the amount of $481,000 relating to our investment in Kubatronik had been impaired. As a result, for the year ended December 31, 2012, we recorded a goodwill impairment loss of $481,000.  We did not record any impairment of goodwill for the years ended December 31, 2011 and 2010.

The fair value of an asset is estimated using estimated future cash flows of the asset discounted by a rate commensurate with the risk involved with such asset while incorporating marketplace assumptions. The estimate of future cash flows requires management to make certain assumptions and to apply judgment, including forecasting future sales, PCB market prices, raw material consumption, labor and other manufacturing expenses, and the useful lives of the assets. We exercise our best judgment based on the most current facts and circumstances surrounding our business when applying these impairment rules.  The estimates used in these calculations are based upon our historical experience, knowledge of the PCB industry and by incorporating third-party data. Nevertheless, changes in the assumptions used could have an impact on our assessment of recoverability. For example, changing the terminal growth rate from 2% to 1% will result in a net change of Euro 23,000 in the fair value of Kubatronik (and Euro 18,000 for our 79% holding). Changing the discount rate from 15.31% to 17% will result in a net change of Euro 60,000 in the fair value of Kubatronik (and Euro 47,000 for our 79% holding). Changing the short term revenue growth by 1% each year until 2017 will result in a net change of Euro 199,000 in the fair value of Kubatronik (and Euro 157,000 for our 79% holding).

Use of estimates.  The preparation of the consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, valuation of derivatives, deferred tax assets, inventory, goodwill, put/call option, income tax uncertainties and other contingencies.

Commitments and contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties that are probable of realization are separately recorded as assets, and are not offset against the related environmental liability.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environment remediation obligations are not discounted to their present value.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2012	2011	2010
Revenues	100%	100%	100.0%
Cost of revenues	(82.9)	(81.4)	(87.1)
Gross profit	17.1	18.6	12.9
Selling, general and administrative expenses	(13.2)	(13.1)	(16.1)
Impairment loss on goodwill	(1)	-	-
Operating profit (loss)	2.8	5.5	(3.2)
Financial expenses, net	(1.2)	(1.6)	(1.6)
Other income, net	*	*	*
Profit (loss) before income tax expense and non-controlling interest	1.6	3.9	(4.8)
Income tax expense	(0.1)	(0.1)	(0.1)
Net profit (loss)	1.5	3.8	(4.9)
Net profit (loss) attributable to non-controlling interest	*	0.1	0.3
Net profit (loss) attributed to shareholders	1.5	3.9	(4.6)
___________________
* Less than 0.1%

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues.  Revenues decreased by 2.5% to $45.6 million for the year ended December 31, 2012 from $46.8 million for the year ended December 31, 2011.  The decrease in revenues is primarily attributable to a temporary production line problem, which reduced our revenues in the third quarter of 2012.

Cost of Revenues.  Cost of revenues decreased by 0.7% to $37.8 million for the year ended December 31, 2012 from $38.1 million for the year ended December 31, 2011.  The decrease in cost of revenues is primarily attributable to the decrease in revenues.  Cost of revenues as a percentage of revenues increased to 82.9% for the year ended December 31, 2012 from 81.4% for the year ended December 31, 2011.  The increase in cost of revenues as a percentage of revenues is primarily attributable to the decrease in revenues in 2012, without a corresponding reduction in the fixed portion of our cost of sales.

Gross Profit.  Gross profit decreased by 10.5% to $7.8 million for the year ended December 31, 2012 from $8.7 million for the year ended December 31, 2011.  The decrease in gross profit is primarily due to the decrease in revenues.  Gross profit as a percentage of revenues decreased to 17.1% for the year ended December 31, 2012 from 18.6% for the year ended December 31, 2011.  The decrease in gross profit as a percentage of revenues is primarily attributable to decrease in revenues in 2012, without corresponding reduction in the fixed portion of our cost of sales

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased by 1.9% to $6 million for the year ended December 31, 2012 from $6.2 million for the year ended December 31, 2011.  The decrease in selling, general and administrative expenses is mainly attributable to commissions paid to sales representatives.

Impairment loss on goodwill.  We recorded a goodwill impairment loss of $481,000 in 2012 following our annual impairment test of goodwill, in which we determined that the value of our investment in Kubatronik had decreased by that amount.  We did not record any impairment of goodwill for the year ended December 31, 2011.

Operating Profit (Loss)).  As a result of the foregoing, we recorded operating profit of $1.3 million for the year ended December 31, 2012 compared to an operating profit of $2.6 million for the year ended December 31, 2011.

Financial Expenses, Net.  Financial expenses, net, decreased by 26.6% to $543,000 for the year ended December 31, 2012 from $740,000 for the year ended December 31, 2011.  Our financial expenses in 2012 were primarily attributable to interest paid on short-term and long-term debt, the impact of the NIS exchange rate on outstanding U.S. dollar and Euro denominated balances of our creditors and debtors, gains and losses on hedging transactions and changes in the fair value of the put/call option held by the owner of 21% interest in Kubatronik.  The decrease in financial expenses compared to 2011 is primarily attributable to a decrease in interest expenses, mainly as a result of loan repayments to our banks.

Other Income, Net.  We had other income, net of $2,000 for the year ended December 31, 2012, compared with other income, net of $12,000 for the year ended December 31, 2011, both of which are attributable to gains recorded on the disposal of fixed assets.

Income Tax Expense.  During the years ended December 31, 2012 and 2011, we recorded income tax expenses of $52,000 and $31,000, respectively, attributable to our subsidiaries in the United States and Germany.  During the years ended December 31, 2012 and 2011, we did not record a deferred tax asset and related tax benefit with respect to our net operating losses generated in Israel due to uncertainty about our ability to utilize such losses in the foreseeable future.  Such uncertainty is primarily due to the global economic climate, the fluctuations of the PCB industry, possible fluctuations of the NIS against the U.S. dollar, which may have an adverse impact on our financial results and our history of losses.  For the years ended December 31, 2012 and 2011, we did not record a deferred tax asset and related tax benefit with respect to the net operating losses of Kubatronik due to uncertainty about its ability to utilize such losses in the foreseeable future.

Non-controlling interest.  Non-controlling interest reflects the $6,000 other shareholder’s proportionate share in Kubatronik’s net profit for the year ended December 31, 2012, as compared to the $31,000 minority share in Kubatronik’s net loss for the year ended December 31, 2011.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

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

Operating Profit (Loss)).  As a result of the foregoing, we recorded operating profit of $2.6 million for the year ended December 31, 2011 compared to an operating loss of $1.2 million for the year ended December 31, 2010.

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

Non-controlling interest.  Non-controlling interest reflects the $31,000 other shareholders propionate share in Kubatronik’s net loss for the year ended December 31, 2011, as compared to the $113,000 minority share in Kubatronik’s net loss for the year ended December 31, 2010.

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, U.S. dollar and Euros.   Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  In addition, the NIS value of our U.S. dollar or Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 7.8% higher in 2012 than 2011 and the average exchange rate for the NIS against the Euro was 0.5% lower in 2012 than 2011, and in total, these changes had a positive impact on our operating results in 2012.  The average exchange rate for the NIS against the U.S. dollar was 4.1% lower in 2011 than 2010 and the average exchange rate for the NIS against the Euro was 0.6% higher in 2011 than 2010, which had a negative impact on our operating results in 2011.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the U.S. dollar and Euro, between December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index, or the CPI.

	Year Ended December 31,
	2012	2011	2010	2009	2008
U.S. dollar	(2.3)%	7.7%	(6.0)%	(0.7)%	(1.1)%
Euro	(0.4)%	4.2%	(12.9)%	2.7%	(6.4)%
Israeli CPI	1.6%	2.2%	2.7%	3.9%	3.8%

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.  Israel is also a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income under the Income Tax Ordinance.  The applicable rate for 2012 was 25% and is expected to remain the same for the foreseeable future.  However, one of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended.  Subject to certain time limitations, income derived from such benefited enterprise will be subject to lower tax rates of up to 25%.  For additional information see Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” and Note 14 to our consolidated financial statements.

As of December 31, 2012, we had approximately $14.5 million in tax loss carry forwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2007 tax years are considered final due to the statute of limitations.  Our foreign subsidiaries, Kubatronik and Eltek Europe, have received final tax assessments through the 2010 tax year. As of December 31, 2012, Kubatronik  had approximately Euro 973,000 ($1.3 million) in tax loss carryforwards in Germany for corporate tax and Euro 1.1 million ($1.4 million) for municipal corporate tax.  Our other foreign subsidiaries have not yet received any final tax assessments since their incorporation. We do not believe, on a “more likely than not” basis, that we will be able to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to our loss carry-forwards in the foreseeable future.  Therefore we have recorded a full valuation allowance on the deferred tax asset in respect of these differences and loss carry-forwards.

Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, or ASU 2011-11.  ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. We will implement the provisions of ASU 2011-11 as of January 1, 2013.

B.           Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million).

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2012	2011	2010
	($ in thousands)
Net cash provided by operating activities	4,772	2,414	1,504
Net cash used in investing activities	(1,234)	(882)	(451)
Net cash used in financing activities	(2,390)	(2,002)	(815)
Effect of translation adjustments	(107)	(151)	17
Net increase (decrease) in cash and cash equivalents	1,041	(621)	255
Cash and cash equivalents at beginning of year	892	1,513	1,258
Cash and cash equivalents at end of year	1,933	892	1,513

Net cash provided by operating activities was $4.8 million for the year ended December 31, 2012.  This amount was primarily attributable to our net income of $696,000, adjustments for non-cash items (consisting of depreciation and amortization) of $2.3 million, a decrease in trade receivables of $2.3 million since we received $1.3 million from two large customers, a decrease in other liabilities and accrued expenses of $281,000, a decrease in employee severance benefits, net of $53,000 and a revaluation of long term loans of $25,000. This amount was offset in part by a $670,000 increase in inventories for production in the first quarter of 2013, a decrease in trade payables of $147,000 and an increase in other receivables and prepaid expenses of $58,000.

Net cash provided by operating activities was $2.4 million for the year ended December 31, 2011.  This was primarily attributable to net income of $1.8 million, adjustments for non-cash items (consisting of fixed asset depreciation and amortization) of $2.1 million, revaluation of long-term loans of $58,000 and an increase in current assets, net of $1.6 million (comprised of an increase in trade receivables of $2.0 million, an increase in other receivables and prepaid expenses of $68,000,  an increase in inventories of $487,000, an increase in trade payables of $621,000, an increase in other liabilities and accrued expenses of $324,000 and an increase in employee severance benefits, net of $68,000).  Net cash provided by operating activities was $1.5 million for the year ended December 31, 2010.  This amount was primarily attributable to fixed asset depreciation and amortization of $2.1 million, an increase in current assets, net of $146,000 (comprised of an increase in trade receivables of $186,000, a decrease in other receivables and prepaid expenses of $178,000 and an increase in inventories of $138,000), an increase in trade payables of $1.2 million, an increase in other liabilities and accrued expenses of $203,000 and an increase in employee severance benefits, net of $45,000.  This amount was partially offset by a net loss of $1.7 million ($1.8 million less minority share of subsidiary's net loss of $113,000) and revaluation of long-term loans of $49,000.

Net cash used in investing activities was $1.2 million for the year ended December 31, 2012, $882,000 for the year ended December 31, 2011 and $451,000 for the year ended December 31, 2010.  Net cash used in investing activities for the years ended December 31, 2012, 2011 and 2010 was primarily for the purchase of fixed assets for our production lines, expansion of our manufacturing facilities, including leasehold improvements, and the purchase of information technology software and hardware.

Net cash used in financing activities was $2.4 million for the year ended December 31, 2012, which was primarily attributable to repayments of long-term loans, net of $1.1 million, a repayment of credit from fixed assets payable of $1.0 million and a decrease of $192,000 in short term credit.  Net cash used in financing activities was $2.0 million for the year ended December 31, 2011, which was primarily attributable to repayments of long-term loans, net of $1.1 million, repayments of short-term credit of $802,000 and the repayment of credit received from fixed asset suppliers of $539,000, which amounts were partially offset by new long-term bank loans of $474,000 in lieu of the reduced short-term credit of a similar amount.  Net cash used in financing activities was $815,000 for the year ended December 31, 2010, which was primarily attributable to repayments of long-term loans, net of $1.2 million and the repayment of credit received from fixed assets suppliers of $400,000, which amounts were partially offset by an increase in short-term bank credit of $355,000 and new long-term bank loans of $452,000.

As of December 31, 2012, we had $1.9 million in cash and cash equivalents, and a working capital deficit of $2.7 million, as compared to $892,000 in cash and cash equivalents, and a working capital deficit of $1.8 million at December 31, 2011.

As of December 31, 2012, the following revolving lines of credit were outstanding:

•	a revolving line of credit of approximately $1.4 million with Bank Hapoalim B.M. Of such amount, $110,000 is linked to the U.S. dollar and $1.3 million is not linked.

•	a revolving line of credit of approximately $2.4 million with Israel Discount Bank Ltd., which is not linked to the U.S. dollar.

•	a revolving line of credit of approximately $54,000 with First International Bank of Israel Ltd., which is not linked to the U.S. dollar.

As of December 31, 2012, the following long-term banks loans were outstanding:

•	long-term loans from Bank Hapoalim B.M. aggregating $304,000. Of such amount, $118,000 is linked to the U.S. dollar, and $186,000 is not linked.

•	long-term loans from Israel Discount Bank Ltd. in the aggregate amount of $992,000. Of such amount, $198,000 is linked to the U.S. dollar and $794,000 is not linked.

As of December 31, 2012, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $718,000. Of such amount, $95,000 is linked to the Euro and $623,000 is linked to the U.S. dollar.

Our credit lines and short-term loans bear annual interest as follows:

•	linked to the Prime rate - from Prime+1.75% to Prime+3.5%

•	linked to the U.S. dollar - from LIBOR+2.3% to LIBOR+4.0%

Our long-term bank loans bear annual interest as follows:

•	linked to the CPI - from 4.5% to 6.5%

•	linked to the U.S. dollar - from LIBOR+1.88% to LIBOR+.5%

•	linked to the Prime rate - from Prime+0.9% to Prime+3.0%

•	non-linked - from 7.6% to 8.4%

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

One of our banks requires us to maintain a specific set of covenants for each fiscal year.  For the year ended December 31, 2012, we were required to maintain all of the following financial covenants: (i) maintaining the greater of adjusted shareholders’ equity of $2.1 million or 9% of our consolidated total assets; (ii) EBITDA of $3.0 million; and (iii) a coverage ratio of 1.5.  For this purpose, shareholders’ equity excludes leasehold improvements and certain intangible assets. Coverage ratio is defined as annual EBITDA divided by annual repayments of debt including interest. As of December 31, 2012, we were in compliance with the set covenants.  For the year ending December 31, 2013 we must meet the following: (i) maintaining the greater of adjusted shareholders’ equity of $2.6 million or 12% of our consolidated total assets; (ii) EBITDA of $3.4 million; and (iii) a coverage ratio of 1.5. These amounts increase every year until December 31, 2016 when we must meet the following targets: (i) maintaining the greater of adjusted shareholders’ equity of $4.2 million or 20% of our consolidated total assets, (ii) EBITDA of $4.0 million and (iii) coverage ratio of 1.5.

Financial covenants in respect of our credit facilities and long-term debt with another bank require us to maintain the greater of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10.0 million ($2.6 million) or 11% of our total assets on a non-consolidated basis. As of December 31, 2012 we were in compliance with such covenants. As part of our discussions for obtaining new lines of credits from this bank, the financial covenants may be amended, including a possible requirement of  our subsidiaries, Eltek Europe GmbH and Eltek USA Inc. to pledge all their assets towards, and to sign a letter of guaranty in favor of the bank.

Capital expenditures on a cash flow basis for the years ended December 31, 2012 and 2011 were approximately $1.2 million and $882,000, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2012 amounted to $1.2 million. Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and leasehold improvements.  As of December 31, 2012 we had existing commitments to purchase $413,000 of equipment.  We intend to finance our 2013 capital expenditures mainly with suppliers’ credit and from operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us. Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

We expect to finance our 2013 budget from operational cash flow, revolving bank credit lines and long-term bank loans, and supplier financing.  In April 2010, two of our banks agreed to a deferral of all the principal payments due for the months April through July 2010 and 80% of the principal payments due for the months August through December 2010.  We are obligated to repay the deferred payment amounts over a three-year period with one bank, and a two to three-year period with another bank, beginning January 2011.  Interest is payable and has been paid regularly.  A third bank reduced our line of credit by approximately $360,000 over the course of 2011, and by an additional $240,000 over the course of 2012.

Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2013, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the U.S. dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2013.  Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

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

Our backlog at December 31, 2012 was approximately $14.9 million compared to a backlog of approximately $8.3 million at December 31, 2011.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months. For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2012.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
Short-term bank credit (1)	3,884	3,884
Long-term debt obligations (1)	2,208	1,480	447	281
Operating lease	4,508	1,077	2,000	1,245	186
Other contractual obligations	1,794	704	769	321
Purchase obligations	2,539	2,539
Other short-term liabilities reflected on the company’s balance sheet (2)	4,419	4,419
Other long-term liabilities reflected on the company’s balance sheet	215				215
Estimate of interest payments on long-term debt obligations (3)	107	72	35
Total	19,674	14,175	3,251	1,847	401
_________________________
(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

(2)
Includes the estimated net value of our liability attributable to Mr. Kubat’s put option relating to his 21% ownership interest in Kubatronik under the agreement relating to the acquisition of our 76% ownership interest in Kubatronik in June 2002, which increased to 79% in May 2012.  Under U.S. GAAP, such an arrangement gives rise to a derivative instrument, which must be marked to market every reporting period.

(3)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2012 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 8 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Erez Meltzer	55	Chairman of the Board of Directors
David Banitt (1)(2)	61	Independent Director
Eytan Barak (1)(2)	68	Outside Director
Amit Mantsur	42	Director
Ophira Rosolio-Aharonson(1)(2)	63	Outside Director
Irit Eluz	45	Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

Mr. David Banitt and Ms. Irit Eluz, Class II directors, will serve as directors until our 2013 annual general meeting of shareholders.  Messrs. Amit Mantsur and Erez Meltzer, Class III directors, will serve as directors until our 2014 annual general meeting of shareholders.  Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2012 annual general meeting of shareholders for a third three-year term, pursuant to the provisions of the Israeli Companies Law.  Mr. Eytan Barak was elected to serve as an outside director at our 2011 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for one additional three-year term.

Mr. Yaron Malka submitted his resignation as a director in February 2012. Professor Joseph Yerushalmi submitted his resignations as a director in November 2012. Mr. Itamar Levy submitted his resignation as a director in April 2013.

Erez Meltzer has served the Chairman of our Board of Directors since April 1, 2011 and has served as a director since August 2009.  Mr. Meltzer has served as the Chief Executive Officer of Gadot, a wholly-owned subsidiary of Ampal-American Israel Corporation, or Ampal, since November 2008.  Mr. Meltzer also serves as a director of Ampal and Ericom Software Ltd.  From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps. (reserves).  Mr. Meltzer has served as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University, and is a graduate of the Advanced Management Program at Harvard Business School.

David Banitt, an independent director, has served as a director since March 1997 and is a member of our audit committee and executive committee.  Since June 2011, Mr. Banitt has served  as the chief executive officer of Newco2fuels, a start-up company he founded, developing an innovative product using solar energy to produce liquid fuels for transportation out of carbon dioxide and water.  Between September 2010 and June 2011, Mr. Banitt was self-employed, providing consulting services in marketing and business development, as well as preparing for the launch of Newco2fuels.    From January 2009 until September 2010, Mr. Banitt founded and served as the chief executive officer of Lautus and Meitech, companies engaged in industrial wastewater treatment.  From January 2007 until January 2009 Mr. Banitt founded and served as the chief operating officer of HelioFocus Ltd., a company that develops solar thermal energy generation products.  From January 2006 until January 2007, Mr. Banitt served as the chief executive officer of YDesign Ltd., a company that he co-founded, involved in the development of consumer products.  From July 2005 until January 2006, Mr. Banitt was self-employed, providing consulting services in marketing, primarily in the PCB market.  From August 2001 until July 2005, Mr. Banitt served as chief executive officer and member of the board of directors of Nano-OR Ltd., an Israeli start-up company engaged in the development of electro-optics systems.  Prior to joining Nano-OR Technology Ltd. and from January 2001, Mr. Banitt was self-employed.  From September 1997 until January 2001, Mr. Banitt served as President and member of the board of directors of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems for the printed circuit boards industry.  From 1993 until 1997, Mr. Banitt served as general manager of Nitzanim Initiative Center.  From 1985 until 1992, Mr. Banitt served as Vice President of Marketing of Optrotech Ltd., an Israeli company that provided optical inspection systems to the PCB industry.  Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.

Eytan Barak was elected to serve as an outside director (within the meaning of the Israeli Companies Law) in December 2008 and is a member of our audit committee and executive committee.  He is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., a company that provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various companies, including Mer Telemanagement Solutions Ltd. (NASDAQ:MTSL), Menora–Mivtachim Mutual Funds, Meshulam Levinstein Contracting & Engineering Ltd. (listed on the Tel Aviv Stock Exchange) and Spectronix Ltd. (listed on the Tel Aviv Stock Exchange).  From 1997 to 2006, Mr. Barak served as a member of the board of directors, audit committee and investment committee of various Israeli companies.  From 1973 to 1997, Mr. Barak was with The Israel Corporation Ltd., initially serving as its chief financial officer and corporate controller, and also served as chairman or member of the boards of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in Accounting and social science from Tel Aviv University and a degree in Accounting from the Hebrew University of Jerusalem and has been a certified public accountant (Israel) since 1971.

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

Irit Eluz was elected to serve as a director in December 2012. Ms. Eluz has served as the Chief Financial Officer and Senior Vice President – Finance and Treasurer of Ampal-American Israel Corporation since October 2004.  From May 2002 until October 2004, Ms. Eluz was Chief Financial Officer and Vice President – Finance and Treasurer of Ampal-American Israel Corporation.  Prior to that, Ms. Eluz was the Associate Chief Financial Officer of Merhav and the Chief Financial Officer of Kamor Group. Ms. Eluz serves as a director of Ampal-American Israel Corporation and Gadot Chemical Tankers and Terminals Ltd.  Since July 2006, Ms. Eluz has been an external director of Kamor Ltd.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Arieh Reichart	59	President and Chief Executive Officer
Amnon Shemer	54	Vice President, Finance and Chief Financial Officer
Dan Eshed	62	General Manager, Kubatronik
Eli Dvora	56	Vice President, Operations
Shay Shahar	51	Vice President, Marketing and Sales
Roberto Tulman	54	Vice President, Technologies and Chief Technology Officer
Shlomo Danino	50	Vice President, Engineering
Galit Odded	41	Vice President, Human Resources
Avi Gal	49	Vice President, 5S and Chief Information Officer
Eva Zilberleib	61	Vice President, Quality Assurance and Product Marketing Director
James Barry	54	President of Eltek USA Inc.
Axel Herrmann	55	General Manager, Eltek Europe

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

Galit Odded joined us in December 2012 as vice president, human resources. Prior to joining us, from 1999 to 2012, Ms. Odded held training and organizational development positions in the following companies: Intel Corp (from 1999 to 2006); Eltek Ltd. (from February 2007 to July 2010); and Siemens (from September 2010 to October 2012), where she gained experience in training, employee and talent development, organizational change, recruiting, team building and employee integration. Ms. Odded holds a B.Sc degree in Biology and Nutrition Science from the Hebrew University of Jerusalem and an M.A degree in Labor Studies from the Tel Aviv University, graduated with honors.

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

Eva Zilberleib was appointed as our vice president, quality assurance and product marketing director in December 2009.  Ms. Zilberleib joined us in January 1979 and during her over 30 years of employment with our company, she has served as final inspection and quality assurance lab manager and technical customer support manager.  Ms. Zilberleib holds B. Sc. degree in Chemistry from the Hebrew University of Jerusalem.

James Barry joined us in September 2008 as the president of Eltek USA Inc.  Prior to that and from May 2003, Mr. Barry served as a consultant to us in a sales, marketing and applications engineering role.  Mr. Barry has over 30 years’ experience within the PCB industry.  Mr. Barry has held management positions within engineering, sales and operations for some of the top PCB producers.  Mr. Barry attended Northern Essex Community College.

Axel Herrmann joined us in March 2006 as commercial manager of Kubatronik, our German subsidiary and was appointed as general manager, Eltek Europe in August 2009. From July 2003 until February 2006, Mr. Herrmann served as commercial manager for Heinrich Heiland GmbH, a supplier for the automotive industry.  From October 2000 until June 2003, Mr. Herrmann worked as commercial manager for Helukabel GmbH, a company that produces and sells cables and wires.  From July 1989 until September 2000, Mr. Herrmann worked at Pfisterer, a producer of electrical devices for power plants, initially as a department head in bookkeeping, advanced to commercial manager and his last position was managing director.  Mr. Herrmann holds a B.A. degree in economics from Hohenheim University in Stuttgart, Germany.

There are no family relationships between any of our directors and executive officers.

B.           Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2012.

	Salaries, fees, commissions and bonuses		Pension, retirement and similar benefits
All directors and executive officers as a group (then consisting of 19 persons)	$2,311,000	(1)(2)	$197,000
___________

(1) During the year ended December 31, 2012, we paid each of our outside and independent directors an annual fee of $9,800 and a per meeting attendance fee of $600.  These fees are included in the above amount.

(2) The salaries amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

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

Election of Directors

Our articles of association provide for a board of directors consisting of no less than three and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders, and the number of directors must be odd.  Our board of directors is currently composed of six directors after the resignation of Mr. Itamar Levy on April 25, 2013. We intend to fill this vacancy promptly.

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

Outside and Independent Directors

Outside Directors.  Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Israeli Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; (iv) such person is an employee of the Israeli securities authority or stock exchange; and (v) such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the outside director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of spouse or spouse of any of the above.  The term “affiliation” includes an employment relationship, a material business or professional relationship maintained on a regular and continuous basis, control and service as an office holder excluding service as an outside director of a company that is offering its shares to the public for the first time.  In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors who are not the controlling shareholders or their relatives, are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

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

Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2012 annual general meeting of shareholders for a third three-year term, pursuant to the provisions of the Israeli Companies Law.  Mr. Eytan Barak was elected to serve as an outside director at our 2011 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for one additional three-year term.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC.  However, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, as previously discussed.    In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.

Also, pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an outside director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Our board of directors has determined that each of Messrs. Banitt and Barak and Ms. Rosolio-Aharonson qualifies as an independent director under the requirements of the SEC and NASDAQ. Our outside directors, Mr. Barak and Ms. Rosolio-Aharonson also qualify as independent directors under the Israeli Companies Law.

Committees of the Board of Directors

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors, must include all of the outside directors and must have a majority of independent directors.

The audit committee may not include the chairman of the board of directors, the controlling shareholder (or any of the controlling shareholder's relatives), any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his income from the controlling shareholder.  The chairman of the audit committee must be an outside director.  A majority of the members of the audit committee constitutes a quorum, provided that the majority of the members present at the meeting are independent directors (within the meaning of the Israeli Companies Law) and at least one outside director is present at the meeting.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee meets at least once each quarter.  Our audit committee assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.  The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

In the event the audit committee has discovered a material defect in the company’s business operations, it must hold at least one meeting regarding such defect, at which the internal auditor or the independent accountants must be present and office holders who are not members of the audit committee may not participate in the meeting, except for the presentation of their position.

Our audit committee consists of three members of our board of directors who satisfy the respective requirements of the SEC, NASDAQ and Israeli law for the composition of the audit committee.  Our audit committee is currently composed of Messrs. Banitt and Barak and Ms. Rosolio-Aharonson.

Compensation Committee

Effective December 2012, Israeli law requires our Board of Directors to appoint a compensation committee, composed of at least three members, and can include only those persons who are eligible to serve as a member of the audit committee. All of our outside directors must be members of the Compensation Committee and must constitute the majority of the committee. The committee’s chairman must be an outside director. The compensation of the committee's members shall be as prescribed by Israeli law for outside directors.

The compensation committee is required to recommend a compensation policy to the Board of Directors by September 2013.  The policy must describe the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification. The policy must be approved every three years by the Board of Directors, after having considered the recommendations of the compensation committee and by a majority of our shareholders, provided that (i) such majority includes at least a majority of the shares of the non-controlling shareholders (and those who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) of the company who voted on the matter (not including abstaining votes), or (ii) the total shares of the non-controlling shareholders (and those who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) who vote against the policy, represent 2% or less of all voting rights in the company. Even in the absence of such shareholders' approval, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for specified reasons.

Our compensation committee is currently composed of Ms. Rosolio-Aharonson (Chairman of the committee) and Messrs. Banitt and Barak.

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

Under the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, an office holder (other than the chief executive officer) must be approved by the company’s compensation committee and board of directors and, if such office holder is a director, also by the company’s shareholders. Exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, the chief executive officer must be approved by the company’s compensation committee, board of directors and by a special majority of the shareholders.

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

D.           Employees

As of December 31, 2012, we employed 343 full-time employees in Israel, of which 221 were employed in manufacturing services, 39 in process and product engineering, 43 in quality assurance and control, 15 in sales and marketing and 25 in finance, accounting, information service and administration.  As of December 31, 2011, we employed 335 full-time employees in Israel, of which 215 were employed in manufacturing services, 39 in process and product engineering, 43 in quality assurance and control, 15 in sales and marketing and 23 in finance, accounting, information service and administration. As of December 31, 2010, we employed 312 full-time employees in Israel, of which 203 were employed in manufacturing services, 37 in process and product engineering, 37 in quality assurance and control, 12 in sales and marketing and 23 in finance, accounting, information service and administration.

In addition, Kubatronik, our subsidiary in Germany, employed 45 full-time employees and five part-time employees as of December 31, 2012, compared to employed 46 full-time employees and five part-time employees as of December 31, 2011 and 41 full-time employees and three part-time employees as of December 31, 2010.

Eltek USA, a wholly-owned Delaware subsidiary, employed 4 full-time employees as of December 31, 2012, the same as of December 31, 2011 and 2010.

Our relationships with our employees in Israel are governed by Israeli labor law, extension orders of the Israeli Ministry of Labor and personal employment agreements.  We are subject to various Israeli labor laws, general collective bargaining agreements entered into, from time to time, between the Histadrut and the Manufacturers Association, as well as specific and local agreements and arrangements.  Such laws, agreements, and arrangements cover the wages and employment conditions of our employees, including length of the workday, minimum daily wages for professional workers, contribution to pension fund, insurance for work related accidents, procedures for dismissing employees, determination of severance pay, benefit programs and annual leave.  We generally provide our Israeli employees with benefits and working conditions beyond the minimums required by law.

In November 2011, we were notified by the Histadrut that more than one-third of our employees in Israel had decided to join the Histadrut and that they have established an employees’ union committee. In 2012, a significant portion of our employees decided to resign their membership in the Histadrut, which then ceased to represent our employees.

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

With respect to pension benefits, we contribute between 6.0% to 7.5% of base salaries to the employees’ pension plans and 6.0% to those employees who have life insurance policies.  The employees who have pension plans contribute between 5.5% to 7.0% of base salaries to their pension plans, and the employees who have life insurance policies contribute 5.0% of their base salaries to their policies.

We also contribute 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and others and such employees contribute 2.5% of base salaries. For non-management employees who have completed 10 years of service with us, we contribute between 1% to 5% of their base salaries, based on their tenure, while such employees have to match such contribution, up to 2.5% of base salaries.

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 6.5% of the salary (5.9% in 2012) and the employee contribution to the National Insurance Institute is at the rate of 12.0% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 42,435 (approximately $ 11,360) in 2013, NIS 41,850 in 2012 (approximately $10,850), and NIS 73,422 in 2011.  In the year ended December 31, 2012, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.2% of the salaries.

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

As of April 29, 2013, our directors and executive officers as a group held 85,515 (1.3%) of our ordinary shares, all of which shares were held by Mr. Arieh Reichart.

As of December 31, 2012, none of our directors and executive officers held any options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of April 29, 2013 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Josef Maiman	1,589,440	(3)	24.1%
Merhav M.N.F. Ltd.	989,696	(4)	15.0%
Integral International Inc.	599,744	(5)	9.1%
___________
The number of shares held by Merhav M.N.F. Ltd. and Integral International Inc. are included in the number of shares held by Josef Maiman.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 6,610,107 ordinary shares issued and outstanding as of April 29, 2013.

(3)
Based upon a Schedule 13D/A filed with the SEC on May 29, 2007 and other information available to the company.  Includes 989,696 ordinary shares held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman and 599,744 ordinary shares held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman.  Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Merhav M.N.F. Ltd. and Integral International Inc.

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

Record Holders

Based on the information provided to us by our transfer agent, as of April 15, 2013, there were 18 holders of record of our ordinary shares, of which 12 record holders holding approximately 75% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 74% of our outstanding ordinary shares as of such date).

B.           Related Party Transactions

Until December 2012, our principal shareholder, Mr. Maiman (through entities under his control) owned Gadot, one of our major raw material suppliers.  For the years ended December 31, 2012, 2011 and 2010, we purchased from Gadot raw materials in the aggregate amount of $3.3 million, $2.7 million and $2.0 million, respectively.  As of December 31, 2012, 2011 and 2010, our accounts payable to Gadot amounted to $1.3 million, $1.0 million and $742,000, respectively.  Our transactions with Gadot are carried out on an arm’s-length basis.  The nature of our business relationship with Gadot did not change following the acquisition of Gadot by Mr. Maiman in 2008, nor did the scope of our annual purchases of alternative raw materials, other than to the extent that the amount of our purchases has increased as our use of raw materials has increased.  According to the Israeli Companies Law, we were required to present the transaction for the approval of our shareholders, and it was approved in our 2011 annual general meeting of shareholders.

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

Legal Proceedings

From time to time we are involved in legal proceedings arising from the operation of our business.  Based on the advice of our legal counsel, management believes that except for the proceedings discussed below, such current proceedings, if any, will not have a material adverse effect on our financial position or results of operations.

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

Employee Related Matters

Three lawsuits have been filed against us by a current employee and two former employees alleging that they had suffered personal injuries during their employment with us and are seeking aggregate financial compensation of approximately $330,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified us that they allegedly suffered personal injuries during their employment with us. Of these four employees, one is seeking compensation of $150,000 and the others did not state their claim amount. We submitted the claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

Software License

A supplier of one of our software packages requested to conduct an audit of our operation to verify that we are not in breach of any intellectual property rights he allegedly owns.  We believe that we have fully, diligently and timely complied with our obligation toward the supplier. We also believe that the supplier has no right to conduct any audit of our products or services and such audit may cause us to breach confidentiality obligations to other entities. If a claim is made and we are found to be in violation of such supplier's intellectual property rights, we could be liable for compensation and costs of an unknown amount. Such liability could have a material adverse effect on our business, financial condition and results of operations.

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

B.           Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.           Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2008	$3.10	$0.50
2009	$1.70	$0.66
2010	$1.82	$0.84
2011	$1.85	$0.91
2012	$1.69	$0.87

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
2011
First Quarter	$1.55	$1.04
Second Quarter	$1.85	$1.07
Third Quarter	$1.54	$0.91
Fourth Quarter	$1.59	$0.94

2012
First Quarter	$1.69	$1.21
Second Quarter	$1.67	$1.14
Third Quarter	$1.52	$1.03
Fourth Quarter	$1.39	$0.87

2013
First Quarter	$1.40	$1.09

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
Month
September 2012	$1.20	$1.03
October 2012	$1.14	$1.00
November 2012	$1.39	$0.87
December 2012	$1.28	$1.06
January 2013	$1.31	$1.09
February 2013	$1.33	$1.15
March 2013	$1.40	$1.15
April 2013 (thorough April 26, 2013)	$1.40	$1.14

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

Unless otherwise required by law or our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon.

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The applicable rate for 2012 was 25% and under the Income Tax Ordinance is scheduled to remain for an indefinite period.  However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise” or a “benefited enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

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

Tax Benefits

The tax benefits available to benefited enterprises are: (1) benefited enterprise situated in zone A may choose between (a) limited corporate tax rate of 11.5%; and (b) tax exemption from corporate tax on undistributed income; (2) benefited enterprises situated in zone B or elsewhere (“zone C”) are entitled to tax exemption on undistributed income for six or two years, respectively, and to beneficial tax rate (25% or less in the case of a qualified foreign investor’s company that is at least 49% owned by non-Israeli residents) for the remainder of the applicable period of benefits. Our plant is located in zone C.

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

The tax benefits available to a benefited enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Investment Law and its regulations and the terms of the pre-ruling that we received from the Israeli Tax Authority.  If we fail to comply with these conditions, the tax and other benefits may be discontinued, in whole or in part, and we might be required to pay the monetary equivalent of the tax benefits we received, plus CPI linkage differences and interest

A company that qualifies as a foreign investor’s company is entitled to further tax benefits relating to its benefited enterprises.  Subject to certain conditions, a foreign investor company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors), and of whose combined share and loan capital, is owned, directly or indirectly, by persons who are not residents of Israel.  Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved and benefited enterprises (up to ten years) and further tax benefits (a reduced corporate tax rate of 10%-20%) should the foreign investment reach or exceed 49%.  The rate of 15% applicable to dividends is effective for an unlimited period.  No assurance can be given that we currently qualify or will qualify in the future as a foreign investor’s company.

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

The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets.  Where shareholders’ equity, as defined in the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustment Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit).  If the depreciated cost of such fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the CPI.

Pursuant to the Inflationary Adjustments Law to which we are subject, results for tax purposes are measured in real terms in accordance with the changes in the CPI.

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

In addition, according to the amendment commencing in the 2008 tax year, the adjustment of the income for the effects of inflation for tax purposes will no longer be calculated.  Additionally, depreciation on the protected assets and tax loss carryforward will no longer be linked to the CPI, subsequent to the 2007 tax year, and the balances that have been linked to the CPI through the end of 2007 tax year, will be used going forward.  As a result, our carryforward tax loss will no longer be linked to the Israeli CPI.

Taxation of Gains Upon Disposition of, and Dividends Paid on, our Ordinary Shares

Taxation of Israeli Resident Shareholders

Israeli law imposes a capital gains tax on the sale of capital assets.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the CPI between the date of purchase and the date of sale.  Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus will be computed on the basis of the devaluation of the NIS against such foreign currency.  The real gain is the excess of the total capital gain over the inflationary surplus.  The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder in tax years beginning after December 31, 2012 will be subject to tax at a reduced maximum tax rate of 20 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 20 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

If we are treated as a PFIC for any taxable year, you may be required to file IRS Form 8621. If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate discussed above and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," or a QEF election, or to "mark to market" your ordinary shares, as described below:

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

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

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

F.            Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file quarterly reports and financial statements.  However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.eltekglobal.com) promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.  The Exchange Act file number for our SEC filings is 0-28884.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

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

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar.  Our revenues are primarily denominated in the U.S. dollar, while our expenses are primarily denominated in NIS, U.S. dollars and Euros.  As a result, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  In addition, the NIS value of our U.S. dollar and Euro denominated revenues are negatively impacted by the depreciation of the U.S. dollar and the Euro against the NIS.  The average exchange rate for the NIS against the U.S. dollar was 7.8% higher in 2012 than 2011 and the average exchange rate for the NIS against the Euro was 0.5% lower in 2012 than 2011, which had a positive impact on our operating results in 2012.  The average exchange rate for the NIS against the U.S. dollar was 4.1% lower in 2011 than 2010 and the average exchange rate for the NIS against the Euro was 0.6% higher in 2011 than 2010, which had a negative impact on our operating results in 2011.

We estimate that a devaluation of 1% of the U.S. dollar against the NIS would result in a decrease of approximately $220,000 in our operating income.  As of December 31, 2012, we estimate that a devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

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

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2012, the cost of raw materials used in production was $14.3 million, compared to $14.5 million in 2011.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $143,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  A hypothetical increase of 1% in the interest rates would result in an increase of approximately $46,000 in our financial expenses. A hypothetical increase of 1% in the CPI would not have a material impact on our financial and operational expenses.

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

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2012, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.                 AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Eytan Barak, an outside director, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief listing of Mr. Barak’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

Services Rendered	2012	2011
Audit (1)	$105,000	$105,000
Audit Related Fees	--	--
Tax (2)	$5,000	$9,253
Total	$110,000	$114,253
______________
(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.

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

Neither we nor any affiliated purchaser has purchased any of our securities during 2012.

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

On June 9, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350 with respect to the following NASDAQ rules:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, we have the mandated three independent directors, within the meaning of the rules of the SEC and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (1)
4.1	Form of Indemnification Agreement between Registrant and its officers and directors (3)
4.2	Share Purchase Agreement, dated June 10, 2002, by and among En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat, Mr. Thomas Kubat and Ms. Heike Heidenreich (4)
4.3	Extension of Put/Call Option Agreement, dated May 4, 2005, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (5)
4.4	Second Extension of Put/Call Option Agreement Provisions under the Share Purchase Agreement, dated December 28, 2007, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (6)
4.5	English Translation of Lease Agreement dated June 26, 2002, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (7)
4.6	Addendum to Lease Agreement dated May 13, 2007, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (8)
4.7	Amendment and Supplement to a Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat. (9)
4.8	English Translation of Letter of Extension dated December 18, 2007 to Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat. (10)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document. (11)
101.SCH*	XBRL Taxonomy Extension Schema Document. (11)
101.PRE*	XBRL Taxonomy Presentation Linkbase Document. (11)
101.CAL*	XBRL Taxonomy Calculation Linkbase Document. (11)
101.LAB*	XBRL Taxonomy Label Linkbase Document. (11)
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document. (11)

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

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, and incorporated herein by reference.

(2)	Filed as Exhibit 3.2 to our Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(4)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(5)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(6)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(7)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(8)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

(9)	Filed as Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference.

(10)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference.

(11)	To be filed by amendment to this Annual Report on Form 20-F for the year ended December 31, 2012.

Consolidated Financial Statements as of December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Eltek Ltd.

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and its Subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel,
April 29, 2013

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2012	2011
		$ in thousands

Assets

Current assets

Cash	2	1,935	892
Trade accounts receivable, net of allowance for doubtful
accounts		6,662	8,885
Inventories	3	5,244	4,434
Prepaid expenses and other current assets		417	355

		14,258	14,566

Assets held for employees' severance benefits	9	47	39

Fixed assets, net	4	9,075	7,746

Goodwill	5	69	518

Total assets		23,449	22,869

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2012	2011
		$ in thousands
Liabilities and shareholders’ equity

Current liabilities
Short-term credit and current maturities of long-term debt	6	5,105	4,856
Accounts payable:
Trade		6,110	6,456
Related parties	16	1,336	1,046
Other current liabilities	7	4,419	3,995

		16,970	16,353

Long-term liabilities
Long-term debt, excluding current maturities	8	728	1,604
Employee severance benefits	9	215	150

Total long-term liabilities		943	1,754

Commitments and contingent liabilities	10

Shareholders’ equity	11
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares, issued and
outstanding 6,610,107 shares as of December 31, 2012
and 2011		1,384	1,384
Additional paid-in capital		14,328	14,328
Cumulative foreign currency translation adjustments		2,713	2,622
Capital reserves		695	695
Accumulated deficit		(13,708)	(14,398)

Total Eltek Ltd. shareholders’ equity		5,412	4,631

Non-controlling interest		124	131

Total equity		5,536	4,762

Total liabilities, shareholders’ equity and non-
controlling interest		23,449	22,869

/s/ Arieh Reichart	/s/ Amnon Shemer	/s/ Erez Meltzer
Arieh Reichart	Amnon Shemer	Erez Meltzer
President, Chief Executive Officer	Vice President, Finance and Chief Financial Officer	Chairman of the Board of Directors

Date: April 30, 2013

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

		Year ended December 31
	Note	2012	2011	2010
		$ in thousands
		(except loss per share data)
Revenues	12	45,646	46,830	37,514
Cost of revenues	16B	(37,836)	(38,101)	(32,690)

Gross profit		7,810	8,729	4,824

Operating expenses

Selling, general and administrative expenses		(6,040)	(6,155)	(6,033)
Impairment on goodwill		(481)	-	-

Operating profit (loss)		1,289	2,574	(1,209)
Financial expenses, net	13	(543)	(740)	(609)
Other income, net		2	12	2

Profit (loss) before income tax expense		748	1,846	(1,816)
Income tax expense	14	(52)	(31)	(19)

Net profit (loss)		696	1,815	(1,835)
Net (profit) loss attributable to non-controlling
Interest		(6)	31	113

Net profit (loss) attributable to Eltek Ltd.		690	1,846	(1,722)

Basic and diluted net profit (loss) per ordinary
share attributable to Eltek Ltd. shareholders		0.1	0.28	(0.26)

Weighted average number of ordinary
shares used to compute basic and diluted net
profit (loss) per ordinary share attributable to
Eltek Ltd. shareholders		6,610,107	6,610,107	6,610,107

Other comprehensive income (loss):
Foreign currency translation adjustments		78	(377)	20
Comprehensive income (loss)		774	1,438	(1,815)

Comprehensive income (loss) attributable to
non-controlling interest		(7)	(44)	(135)

Comprehensive income (loss) attributable to
Eltek Ltd.		781	1,482	(1,680)

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

			Company’s shareholders
							Equity
				Accumulated			attributed to
				Other			Eltek	Non-
	Ordinary		Additional	comprehensive	Capital	Accumulated	Ltd. and	controlling
	shares	Amount	Paid-in capital	income	reserves	deficit	Subsidiaries	interest	Total
	($ thousands, except number of shares)
Balance as of January 1, 2010	6,610,107	1,384	14,328	2,944	695	(14,522)	4,829	310	5,139

Changes during the year
Foreign currency translation adjustments	-	-	-	42	-	-	42	(22)	20
Net loss	-	-	-	-	-	(1,722)	(1,722)	(113)	(1,835)

Comprehensive loss	-	-	-	-	-	-	(1,680)	(135)	(1,815)

Balance as of December 31, 2010	6,610,107	1,384	14,328	2,986	695	(16,244)	3,149	175	3,324

Changes during the year
Foreign currency translation adjustments	-	-	-	(364)	-	-	(364)	(13)	(377)
Net loss	-	-	-	-	-	1,846	1,846	(31)	1,815

Comprehensive income ( loss)	-	-	-	-	-	-	1,482	(44)	1,438

Balance as of December 31, 2011	6,610,107	1,384	14,328	2,622	695	(14,398)	4,631	131	4,762

Changes during the year
Foreign currency translation adjustments	-	-	-	91	-	-	91	(13)	78
Net profit (loss)	-	-	-	-	-	690	690	6	696

Comprehensive income (loss)	-	-	-	-	-	-	781	(7)	774

Balance as of December 31, 2012	6,610,107	1,384	14,328	2,713	695	(13,708)	5,412	124	5,536

*           Less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2012	2011	2010
	$ thousands
Cash flows from operating activities:
Net profit (loss)	696	1,815	(1,835)

Adjustments to reconcile net profit (loss) to net
cash flows provided by operating activities:
Depreciation and Amortization	2,253	2,091	2,054
Capital gain on disposal of fixed assets, net		-	(18)
Revaluation of long term loans	25	58	49

Increase in employee severance benefits, net	53	68	45
Decrease (increase) in trade receivables	2,339	(2,016)	(186)
Decrease (increase) in other receivables and prepaid
expenses	(58)	(68)	178
Increase in inventories	(670)	(487)	(138)
Increase in income tax payable	-	8	-
Increase (decrease) in trade payables	(147)	621	1,152
Increase in other liabilities and accrued expenses	281	324	203

Net cash provided by operating activities	4,772	2,414	1,504

Cash flows from investing activities:
Purchase of fixed assets	(1,234)	(882)	(489)
Proceeds from sale of fixed assets	-	-	38

Net cash used in investing activities	(1,234)	(882)	(451)

Cash flows from financing activities:
Increase (decrease) in short- term credit	(192)	(802)	355
Repayment of long-term loans	(1,149)	(1,135)	(1,222)
Proceeds from long-term loans	-	474	452
Repayment of credit from fixed asset payables	(1,049)	(539)	(400)

Net cash used in financing activities	(2,390)	(2,002)	(815)

Effect of translation adjustments	(105)	(151)	17

Net increase (decrease) in cash	1,043	(621)	255
Cash at beginning of the year	892	1,513	1,258

Cash at end of the year	1,935	892	1,513

Supplemental cash flow information:
Income tax paid	43	55	-
Interest paid	386	480	421

Non-cash activities:
Purchase of fixed assets not yet paid	1,212	1,377	124

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

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

A.           General (cont’d)

Kubatronik Leiterplatten GmbH

In June 2002, the Parent established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH (“Kubatronik”).

On June 10, 2002, the Parent acquired 76% of the shares of Kubatronik for the consideration of € 2.6 million ($2.4 million as of the date of acquisition). The acquisition resulted in the recognition of goodwill in the amount of €1.1 million ($1 million as of the date of acquisition) - see Note 5. Goodwill has subsequently been impaired by approximately $1 million and its balance as of December 31, 2012 is $69.

Pursuant to the acquisition agreement, the seller has until December 31, 2014, (at which time the period is automatically extended for additional consecutive two-year periods unless otherwise notified in writing by either party upon at least six months prior notice) the right to require the Parent to purchase ("Put Option"), and the Parent has the right to require the seller to sell to the Parent ("Call Option") the seller’s remaining 24% interest in Kubatronik. In May 2012, the seller exercised his option with respect to 3% of his remaining shares of Kubatronik for approximately Euro 69 ($89) for such shares and reduced his share in Kubatronik from 24% to 21%. The exercise price for the seller’s 21% interest in Kubatronik under the Put Option is Euro 483 ($628), and the exercise price for the seller’s remaining holdings in Kubatronik under the Call Option is Euro 513 ($667). The fair value of the above options is calculated based on the Binomial model. Changes in fair value are recorded in the Consolidated Statement of Operations. See Note 15.

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

The consolidated financial statements include the accounts of the Parent and its subsidiaries.

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

D.           Translation of foreign entity operations

The financial statements of foreign subsidiaries are translated into the Parent's functional currency as follows:

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

E.            Exchange rates and linkage bases

1.	Balances linked to the Israeli Consumer Price Index (“CPI”) are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

	Israeli	Exchange rate	Exchange rate
	CPI	of one US dollar	of one Euro
	Points	NIS	NIS
For the year ended:
December 31, 2012	219.80	3.733	4.9206
December 31, 2011	216.26	3.821	4.938
December 31, 2010	211.67	3.549	4.738

	%	%	%

Changes during the year ended:
December 31, 2012	1.6	(2.30)	(0.35)
December 31, 2011	2.2	7.66	4.22
December 31, 2010	2.7	(5.99)	(12.94)

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

H.           Trade accounts receivable (cont’d)

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2012 is as follows:

	Year ended December 31
	2012	2011	2010
	$ thousands
Opening balance	93	340	347
Additions during the year	1	14	10
Write off of allowance	-	(263)	(20)
Foreign currency translation adjustments	1	2	3

Closing balance	95	93	340

I.             Inventories

Inventories are recorded at the lower of cost or market value. Cost is determined on the weighted average basis for raw materials. For work in progress and finished goods, the cost is determined pursuant to calculation of accumulated actual direct and indirect costs.

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

K.           Fixed assets (cont’d)

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

L.            Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2011.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

The Company performs its impairment review of goodwill on an annual basis and if a triggering event occurs between annual impairment tests. For 2012, the Company performed a qualitative assessment of goodwill based on a valuation for the Kubatronik, utilizing a forecast of expected cash inflows and cash outflows and determined that the fair value of Kubatronik was lower than its carrying value. As a result, the Company recorded an impairment loss of $481 in 2012. Based on a similar qualitative assessment of Kubatronik, no impairment loss was recorded for 2011.  See Note 5.

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

O.           Earnings (loss) per ordinary share

Diluted earnings per ordinary share calculation is similar to basic earnings per share except that the weighted average of ordinary shares outstanding is increased to include the number of additional ordinary shares that would have been outstanding if the outstanding options had been exercised, to the extent that these options had a diluted effect. The Company does not presently have such dilutive instruments.

P.           Derivative financial instruments

The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. The Company holds put/call options with the minority shareholder of Kubatronik for the purchase/sale of the minority holding in Kubatronik (see Note 15). Derivatives and the put/call options are adjusted to fair value through income.

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

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it is already required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The ASU also requires additional disclosures for nonpublic entities to provide quantitative information about significant unobservable inputs used for all Level 3 measurements and a description of the valuation process used. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2011.  The Company adopted the provisions of the ASU in 2012.  The adoption of ASU 2011-04 did not have a material effect on the Company’s consolidated financial statements. See Note 15.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

T.           Recently issued accounting standards (cont’d)

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company does not expect the new standards to have a significant impact on its consolidated financial statements.

Note 2 - Cash

	December 31
	2012	2011
Denominated in U.S. dollars	431	204
Denominated in NIS	872	196
Denominated in Euro	632	492

	1,935	892

Note 3 - Inventories

	December 31
	2012	2011
Raw materials	2,078	2,185
Work-in-process	2,270	1,475
Finished products	896	774

	5,244	4,434

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 4 - Fixed Assets, Net

	December 31
	2012	2011
Machinery and equipment	36,424	34,678
Leasehold improvements	8,558	8,149
Motor vehicles	102	99
Office furniture and equipment	1,530	1,481

Fixed assets	46,614	44,407

Accumulated depreciation	(37,539)	(36,661)

Fixed assets less accumulated depreciation	9,075	7,746

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 were $1,772, $2,091 and $2,054 respectively.

Note 5 - Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

	December 31
	2012	2011
Balance at the beginning of the year	518	530
Increase due to increase in holding	20	-
Impairment on goodwill	(481)	-
Effect of translation adjustments	12	(12)

	69	518

Note 6 - Short-Term Credit and Current Maturities of Long-Term Debt

Banks

	Annual
	interest rate at
	December 31	December 31
	2012	2012	2011
	%
In NIS (linked to the Prime rate)	5.25 - 7.0	3,774	3,795
In U.S. dollars	3.81 - 4.41	110	110
Current maturities of long-term
debt from banks (Note 8)		1,221	951

		5,105	4,856

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 7 – Other Current Liabilities

	December 31
	2012	2011
Accrued payroll and related benefits	1,177	1,064
Provision for vacation and other employee benefits	1,642	1,321
Net written put option (Note 1A)	497	366
Accrued expenses	859	1,022
Other liabilities	244	222

	4,419	3,995

Note 8 - Long-Term Debt, Excluding Current Maturities

Banks and others

	Annual
	interest rate at
	December 31	December 31
	2012	2012	2011
	%
Linkage terms
U.S. dollar	1.88 - 5	1,133	950
NIS - linked to the CPI	4.5 - 6.5	-	57
Euro	2.17 - 3	95	554
NIS - linked to the Prime rate	P+0.9 - P+3	980	472
NIS - not linked	7.6 - 8.4	-	746

		2,208	2,779
Less - current maturities (banks and others)		(1,480)	(1,175)

		728	1,604

Minimum future payments at December 31, 2012 due under the long term debt is as follows:

Long-Term
Loan
First year	1,480
Second year	259
Third year and thereafter	469

2,208

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 8 - Long-Term Debt, Excluding Current Maturities (cont’d)

Long-term debt (excluding current maturities) includes capital leases in the amounts of $650 and $330 for the years ended December 31, 2012 and 2011, respectively.

For the year ended December 31, 2012, financial covenants in respect of the Company’s credit facilities and long-term debt with one of the Company’s banks require the Company to maintain all of the following financial covenants: (i) maintaining the greater of adjusted shareholders’ equity of $2.1 million or 9% of its consolidated total assets; (ii) EBITDA of $3.0 million; and (iii) a debt service ratio of 1.5.  For this purpose, shareholders’ equity excludes leasehold improvements and certain intangible assets. Debt service ratio is defined as annual EBITDA divided by annual repayments of debt including interest. As of December 31, 2012, the Company was in compliance with such covenants. For the year ending December 31, 2013 the Company must meet the following: (i) maintaining the greater of adjusted shareholders’ equity of $2.6 million or 12% of its consolidated total assets; (ii) EBITDA of $3.4 million; and (iii) a debt service ratio of 1.5. These amounts increase every year until December 31, 2016 when the Company must meet the following targets: (i) maintaining the greater of adjusted shareholders’ equity of $4.2 million or 20% of its consolidated total assets, (ii) EBITDA of $4.0 million and (iii) debt service ratio of 1.5.

Financial covenants in respect of the Company’s credit facilities and long-term debt with another bank require the Company to maintain the greater of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10 million ($2.6 million), or 11% of the Parent’s total assets (on a non-consolidated basis). As of December 31, 2012, the Company was in compliance with such covenants. As part of the Company's discussions with this bank for obtaining new lines of credits, the financial covenants may be amended including a possible requirement of the Parent's subsidiaries, Eltek Europe GmbH and Eltek USA Inc. to pledge all their assets towards, and to sign a letter of guaranty in favor of the bank.

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

Note 9 - Employee Severance Benefits (cont’d)

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

3.
Kubatronik owns an insurance policy and makes regular deposits with an insurance company for securing pension rights on behalf of one of its key employees.  Such amounts deposited and the related liabilities are reflected in the consolidated balance sheet. In December 2012 the employee resigned from Kubatronik, however his pension entitlement up to the end of his employment with the Company continues.

In respect of its other employees, Kubatronik does not make any deposits for pension or retirement rights, since such deposits are not required under the German law.

4.	Expenses recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2012, 2011, and 2010 are $57 $102 and $157, respectively.

Note 10 - Commitments and Contingent Liabilities

A.	Pledges and guarantees

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its indebtedness with banks, as well as floating liens on all of its remaining assets in favor of the banks.

2.
The Company has pledged certain items of its equipment as a guarantee for the implementation of its benefited enterprise. The Company has determined that it is in compliance with the conditions of the approval (see Note 14A).

3.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing to such equipment.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont’d)

B.	Operating leases and other agreements

1.	The premises occupied by the Parent and Kubatronik are leased under two operating agreements that expire in February 2017 and June 2014, respectively.

2.
The Parent has signed several lease and maintenance agreements for production equipment with suppliers of equipment and software. Of such agreements, the main principal agreement expires in January 2015.

3.	Several production machines are leased by Kubatronik under operating agreements which will expire in June 2014.

4.	The Parent’s motor vehicles are leased under operating lease agreements, mainly for three-year terms.

5.	Minimum future payments at December 31, 2012 due under the above agreements over the next five years and thereafter are as follows:

	Premises	Other
	leases	agreements
First year	1,077	704
Second year	1,025	476
Third year	975	293
Fourth year	975	212
Fifth year and thereafter	456	109

	4,508	1,794

Payments required under these agreements are charged to expense by the straight-line method over the periods of the respective leases.

Expenses recorded under these agreements for the years ended December 31, 2012, 2011, and 2010 were $ 1,183, $1,519, and $1,330, respectively.

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont’d)

D.           Contingent Liabilities

Environmental Related Matters

On August 25, 2009, the Parent received a notice from the Petach Tikva Municipality claiming that random automatic wastewater samplings in proximity of its plant indicate high levels of metal concentrations which exceed the amounts permitted by law.  The Municipality requested an explanation of such alleged violation and further informed the Parent that its environmental department had determined to initiate procedures against any plant that is not in compliance with the permitted concentrations.  On September 16, 2009, the Parent sent a letter to the Municipality explaining that it had invested significant funds and resources each year in order to comply with all environmental legal requirements.  The Parent further indicated that it had been and continued to be engaged in several projects to reduce salt and metal concentrations in its plant wastewater and that it constantly updates its procedures with respect to environmental matters.  In addition, the Parent proposed to collaborate with the Municipality and conduct mutual tests to ensure maximum protection of the environment.  To date, the Parent has not received a response from the Municipality to its letter dated September 16, 2009.  If the Parent is found to be in violation of environmental laws, it could be liable for damages and costs of remedial actions and could also be subject to revocation of the permits necessary to conduct its business.  Any such liability or revocation could have a material adverse effect on the Company’s business, financial condition and results of operations.

On May 4, 2010, the Parent received legal notice from the Magistrate's Court that the Public Council for the Prevention of Noise and Pollution in Israel (the “Public Council”) had filed a lawsuit against it and certain of its directors regarding several alleged environmental damages caused by its release of industrial waste water. On May 3, 2011, the Parent and its directors entered into a settlement agreement with the Public Council.  The settlement agreement recognizes the significant improvement in the quality of the Parent’s wastewater and the contribution of the Public Council to this effort.  The Public Council undertook not to take any action (civil, criminal, or administrative) against the Parent and its directors or file any complaint with any regulatory agency regarding the matter for a one year period from the date on which the Court approves the settlement.  The Parent undertook to pay the Public Council NIS 75 ($22) (plus applicable V.A.T.) for its expenses.  On May 4, 2011, the Court approved the settlement agreement and the settlement was given the effect of a judgment.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont’d)

D.           Contingent Liabilities (cont’d)

Employee Related Matters

Three lawsuits were filed against the Parent by an employee and two former employees regarding personal injuries that they allegedly had suffered during their employment with the Parent, seeking financial compensation of approximately $330 for past damages and an additional amount for future lost income, pain and suffering in such amount as the Court may determine. Four other employees notified the Parent that they also allegedly suffered personal injuries during their employment. Of these four employees, one is seeking compensation of $150 and the others did not state their claim amount.  The Parent submitted the claims to its insurance company, which informed the Parent that it is reviewing the statements of claims without prejudicing its rights to deny coverage.

Note 11 - Shareholders' Equity

Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31	December 31
	2011 and 2012	2012	2011
Number of shares:
Ordinary shares of par value NIS 0.6 each	50,000,000	6,610,107	6,610,107

Amount in US$
Ordinary shares of par value NIS 0.6 each		1,384,318	1,384,318

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 12 - Revenues

A.           Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31
	2012	2011	2010
Customer A - Sales of
manufactured products	17.2%	14.9%	13.7%

B.           Revenues by geographic areas

	Year ended December 31
	2012	2011	2010
Israel	21,965	22,866	17,182
Europe	11,583	13,400	10,119
North America	7,664	5,400	6,623
Rest of the world	4,434	5,164	3,590

	45,646	46,830	37,514

C.           Fixed assets, net by geographic areas

	Year ended December 31
	2012	2011	2010
Israel	8,617	7,233	7,769
Europe	445	503	379
North America	13	10	14

	9,075	7,746	8,162

Note 13 - Financial Expenses, Net

	Year ended December 31
	2012	2011	2010
Interest and exchange rate expenses on
long-term loans	126	166	159
Expenses on short-term credit and bank
charges	281	464	342
Effect of exchange rate differences on other
expenses and net loss (gain) from derivative
instruments	137	110	109
Other financing expenses (income), net	(1)	-	(1)

	543	740	609

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

Subject to certain provisions concerning income subject to the alternative

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont’d)

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law") (cont’d)

2.	Amendment to the Law (cont’d)

Subject to certain provisions concerning income subject to the alternative.

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

B.           Amendments to the Income Tax Ordinance

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) - 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012. The change in the tax rates had no material effect on the financial statements.

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

As of December 31, 2012, the Parent’s tax loss carryforwards were approximately $14.5 million and Kubatronik’s tax loss carryforwards were Euro 973,000 ($1.3 million) for corporate tax and Euro 1.1 million ($1.4 million) for municipal corporate tax.

The Parent and Kubatronik’s tax loss carryforwards do not have expiration dates.

E.	Income tax assessments

In Israel, the Parent has received final tax assessments through the 1995 tax year. Assessments through the 2007 tax year are considered final due to statute of limitations.

Kubatronik and Eltek Europe have received final tax assessments through the 2010 tax year.

The Company’s other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

The Parent files its income tax return in Israel, Kubatronik and Eltek Europe file their income tax returns in Germany and Eltek USA files its income tax return in the United States. The Israeli tax returns of the Parent may be audited by the Israeli Tax Authorities for the tax years beginning in 2008.  The tax returns of Kubatronik and Eltek Europe remain subject to audit for the tax years beginning in 2011, and the tax returns of Eltek USA remain subject to audit for the tax years beginning in 2009.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

F.	Profit (Loss) before income tax expense included in the statement of operations

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2012	2011	2010
Profit (loss) before income tax
expense: Israel	495	1,867	(1,460)
Foreign jurisdictions	253	(21)	(356)

Total	748	1,846	(1,816)

G.	Reconciliation of the theoretical income tax expense to the actual income tax expense

A reconciliation of the theoretical income tax expense (benefit), assuming all income (loss) is taxable at the statutory rates applicable in Israel, and the actual income tax expense (benefit), is as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2012	2011	2010
Profit (loss) before income taxes as
reported in the consolidated
statements of operations	748	1,846	(1,816)

Statutory tax rates	25%	24%	25%

Theoretical tax benefit calculated	187	443	(454)

Differences between the definition
of capital and assets for tax
purposes, goodwill impairment and
other	14	14	(44)

Change in valuation allowance	(148)	669	500
Effective change in corporate tax
rates	-	(1,103)	-
Foreign tax rate differential in
subsidiaries	(1)	8	17

Total	(135)	(412)	473

Income tax expense	52	31	19

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

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31	December 31
	2012	2011
Deferred tax assets:

Tax loss carryforwards (in Israel)	3,885	4,071
Tax loss carryforwards (outside Israel)	485	484
Severance benefits	17	16
Provision for vacation pay	363	315
Allowance for doubtful accounts	24	23

Total gross deferred tax assets	4,774	4,909

Less valuation allowance	(4,052)	(4,200)

Net deferred tax assets	722	709

Deferred tax liabilities:

Fixed assets - differences in depreciation	(722)	(709)

Total gross deferred tax liabilities	(722)	(709)

Net deferred tax assets	-	-

Despite the Company's accumulated profits in Israel during the years ended December 31, 2012 and 2011, the Company recorded a full valuation allowance for deferred tax assets with respect to its net operating losses generated in Israel due to uncertainty about its ability to utilize such losses in the foreseeable future.  Such uncertainty is primarily due to fluctuations of the NIS against the U.S. dollar, which may have an adverse impact on the Company's financial results in such periods, the concentrated risk of a high volume of revenue from small number of customers, the fluctuations of the PCB industry and the Company's history of losses. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

The valuation allowance for deferred tax assets as of December 31, 2012 and 2011, was $4,052 and $4,200, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2012, 2011 and 2010, was an increase (decrease) of $(148), $669 and $500, respectively.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

I.	Accounting for uncertainty in income taxes

For the twelve-month periods ended December 31, 2012, 2011 and 2010, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Note 15 - Financial Instruments and Risk Management

The Company measures its long-term bank loans, net written put option (see Note 1A) at fair value. In accordance with ASC 820-10, the Company’s long-term bank loans and foreign currency derivative contracts are classified within Level 2, because they are valued utilizing market observable inputs. The net written put option is classified within Level 3 because it is valued using a Binomial model which utilizes significant inputs that are unobservable in the market such as expected stock price volatility, risk-free interest rate and the dividend yield, and remaining period of time the options will be outstanding before they expire.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011, aggregated by the level in the fair-value hierarchy within which those measurements fall:

			Quoted prices	Significant
	December 31,	December 31,	in active	other	Significant
	2012	2012	markets for	observable	unobservable
	Carrying		identical assets	inputs	inputs
	Amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Liabilities :

Long-term debt	1,296	1,271	-	1,271	-

Net written put
option	497	497	-	-	497

Total	1,793	1,768	-	1,271	497

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 - Financial Instruments and Risk Management (cont’d)

			Quoted prices	Significant
	December 31,	December 31,	in active	other	Significant
	2011	2011	markets for	observable	unobservable
	Carrying		identical assets	inputs	inputs
	Amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Liabilities :

Long-term debt	2,226	2,102	-	2,102	-

Net written put
option	366	366	-	-	366

Total	2,592	2,468	-	2,102	366

In addition to the above, the Company's financial instruments at December 31, 2012 and 2011, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, short-term credit provided by financial institutions, and trade and other payables. The carrying amounts of all the aforementioned financial instruments, at face value or cost plus accrued interest, approximate fair value due to the short maturity of these instruments.

The changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the years ended December 31, 2012 and 2011 were changes in the fair value of the net written put option charged to financial expense in the Consolidated Statement of Comprehensive Income (Loss) of $135 and $79, respectively, and translation adjustments included in financial income in the Consolidated Statement of Comprehensive Income (Loss) $(9) and $12, respectively.

These Consolidated Financial Statements do not include any nonrecurring fair value measurements relating to assets and liabilities for which the Company has adopted the provisions of ASC Topic 820.

Note 16 - Related Party Balances and Transactions

The Company carries out transactions with related party as detailed below.  The Company’s principal shareholder is also the principal shareholder of an affiliated supplier. In December 2012, a receiver was appointed for such supplier. The Company’s transactions with related party are carried out on an arm’s-length basis.

A.           Balances with related parties

	December 31
	2012	2011
Trade accounts payable	1,336	1,046

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 16 - Related Party Balances and Transactions (cont’d)

B.           Transactions with related parties

	Year ended December 31
	2012	2011	2010
Cost of revenues (*)	3,287	2,674	1,963

(*)	The Company’s purchases from such supplier accounted for 24.5%, 18.4% and 16.1% of its raw material costs in 2012, 2011 and 2010, respectively.

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

Dated: April 29, 2013