Form 20-F/A
period 2012-12-31
ELTEK LTD
filed 2013-05-28
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
Amendment No.1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐      No  ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Eltek Ltd. amends the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 that was filed with the Securities and Exchange Commission on April 30, 2013 (the “Original 20-F”).  This Amendment does not reflect a change in the results of operations of the registrant or in any information in the Original 20-F other than to furnish Exhibit 101 to the Original 20-F, which contains the XBRL Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T.  This Amendment does not reflect events occurring after the filing of the Original 20-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendment discussed above.  Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of Exhibit 101 of the Original 20-F in its entirety is attached to this Amendment.

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
April 30, 2013

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

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on Form 20-F/A on its behalf.

ELTEK LTD.

By:	/s/ Arieh Reichart
Name:	Arieh Reichart
Title:	President and Chief Executive Officer

By:	/s/ Amnon Shemer
Name:	Amnon Shemer
Title:	Vice President, Finance and Chief Financial Officer

Dated: May 28, 2013