Form 20-F/A
period 2012-12-31
ELTEK LTD
filed 2013-05-29
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
Amendment No.2

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐      No  ☒

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) to the Annual Report on Form 20-F of Eltek Ltd. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 that was filed with the Securities and Exchange Commission (“SEC”) on April 30, 2013 (the “Original 20-F”), as amended by Amendment No. 1 to Original 20-F, filed with the SEC on May 28, 2013.

This Amendment does not reflect a change in the results of operations of the Company or in any information in the Original 20-F other than to correct a typographical error contained in the Report of Independent Registered Public Accounting Firm of Somekh Chaikin regarding the Company’s consolidated financial statements appearing in the Original 20-F (page F-1 of the financial statements). The report inadvertently showed the date April 29, 2013 instead of the date April 30, 2013, consistent with the manually signed report.

In order to comply with certain requirements of the SEC’s rules in connection with the filing of this Amendment No. 2, this Amendment No. 2 includes Item 18 “Financial Statements.” Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 2 are attached as exhibits to this Amendment No. 2. The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Original 20-F is their date.

This Amendment does not reflect events occurring after the filing of the Original 20-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendments discussed above.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Dated: May 29, 2013