Form 20-F
period 2013-12-31
ELTEK LTD
filed 2014-04-29
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

4 Drezner Street, Sgoola Industrial Zone, P.O. Box 159, Petach Tikva 4910101, Israel
(Address of principal executive offices)

Amnon Shemer, +972-3-9395025 (phone), +972-3- 9342584 (fax)
4 Drezner Street, Sgoola Industrial Zone, P.O. Box 159, Petach Tikva 4910101, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.6 Nominal Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to section 15(d) of the act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

10,142,762 Ordinary Shares, nominal value NIS 0.6 per share (as of December 31, 2013)

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

Our functional currency is New Israeli Shekel while our reporting currency is the U.S. dollar.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of December 31 of each year as published by the Bank of Israel ($1.00 = NIS 3.471 as of December 31, 2013), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for the five years ended December 31, 2013.  The selected consolidated financial data as of December 31, 2013 and 2012 and for each of the three years ended December 31, 2013 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  The selected consolidated financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been derived from our previously published audited consolidated financial statements, which are not included in this annual report.  The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Year ended December 31,	2013	2012	2011	2010	2009
	($ and share data in thousands, except per share data)
Revenues	50,235	45,646	$46,830	$37,514	$36,442
Cost of revenues	(42,242)	(37,836)	(38,101)	(32,690)	(30,882)
Gross profit	7,933	7,810	8,729	4,824	5,560

Selling, general and administrative expenses	(6,722)	(6,040)	(6,155)	(6,033)	(6,016)
Impairment on goodwill	-	(481)	-	-	-
Total operating expenses	(6,722)	(6,521)	(6,155)	(6,033)	(6,016)
Operating profit (loss)	1,271	1,289	2,574	(1,209)	(456)
Financial expenses, net	(439)	(543)	(740)	(609)	(424)
Other income, net	(26)	2	12	2	4
Profit (loss) before income tax expense	806	748	1,846	(1,816)	(876)
Income tax (expense) benefit	2,975	(52)	(31)	(19)	(34)

Net profit (loss)	3,781	696	1,815	(1,835)	(910)
Net profit (loss) attributable to non-controlling interest	42	6	(31)	(113)	(30)
Net profit (loss) attributable to Eltek Ltd. shareholders	3,823	690	1,846	(1,722)	(880)
Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd.	0.53	0.1	0.28	(0.26)	(0.13)
Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share	7,199	6,610	6,610	6,610	6,610

CONSOLIDATED BALANCE SHEETS DATA :

	As at December 31,
	2013	2012	2011	2010	2009
	($ and share data in thousands)
Working capital (deficit)	1,997	(2,712)	(1,787)	(4,064)	(1,984)
Total assets	31,454	23,449	22,869	23,837	23,771
Long-term liabilities	1,749	943	1,754	2,849	4,057
Total shareholders’ equity	13,251	5,412	4,631	3,149	4,829
Number of issued and outstanding shares	10,143	6,610	6,610	6,610	6,610

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Business and Market

One key customer accounts for a significant portion of our revenues. The loss of this customer or other key customers would have an adverse impact on our business results.

In the years ended December 31, 2013, 2012 and 2011, one customer (consisting of two affiliated companies) accounted for 18.4%, 17.2%, and 14.9% of our total revenues, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers or if we are unable to attract sufficient new business to compensate for the loss of any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be harmed by currency fluctuations.

Our revenues and expenses are denominated in NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 6.4% lower in 2013 than in 2012, which had a negative impact on our operating results in 2013.  In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected.

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

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally.  Worsening economic conditions, such as the ongoing Eurozone crisis, may result in diminished demand for our products and in decreased sales volumes.  Recessionary environments adversely affect the demand for our products as a result of constraints on capital spending by our customers.  In addition, this could result in longer sales cycles, slower acceptance of new products and increased competition for our products, which in turn could cause us to reduce prices for our products resulting in reduced gross margins.  Furthermore, the value of our investment in our Germany-based subsidiary, Kubatronik Leiterplatten GmbH, or Kubatronik, may decrease further as a result of a weak economy and as a result, we may record impairment losses in the future. Any of these events would likely harm our business, operating results and financial condition.

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

On August 25, 2009, we received a notice from the Petach Tikva Municipality claiming that random automatic wastewater sampling in proximity of our plant indicates high levels of metal concentrations which exceed the amounts permitted by law. The Municipality requested our explanations to such alleged violation and further informed us that its environmental department has determined to initiate procedures against any plant that is not in compliance with the permitted concentrations. On September 16, 2009, we sent a letter to the Municipality explaining that we have invested extensive funds and resources each year in order to comply with all environmental legal requirements. We further indicated that we have been and are still engaged in several projects to reduce salt and metal concentrations in our plant wastewater and that we constantly update our procedures with respect to environmental matters.  In addition, we proposed to collaborate with the Municipality and conduct mutual tests to ensure maximum protection of the environment. To date, we have not yet received any response from the Municipality to our letter dated September 16, 2009.

On January 1, 2014, we received a notice dated December 31, 2013, from Meitav, the water company of the Petach Tikva municipality, requesting payment of fees totaling NIS 962,186 ($273,000) excluding VAT, for alleged discharges of "forbidden" industrial wastewater into the municipal sewage system, on the basis of three samplings conducted by Meitav on Eltek’s premises during 2013. These samplings covered water consumption of 35,000 cubic meters of water out of 55,000 cubic meters consumed in 2013, thus we may be subject to an additional potential payment request of NIS 500,000 ($142,000).  We are currently reviewing and assessing the demand of payment. Based on current information, we dispute the method of samplings conducted (Grab Samplings instead of Complex Samplings) and the location the samples were retrieved from. We will also examine the legitimacy of Meitav’s Wastewater Monitoring Plan and the legality of its execution. We also believe that the new suggested Water and Sewage Corporations Rules (discharge of Industrial Wastewater into the Sewage System), 5774 - 2013 draft, published by the Water Authority, supports our argument as to the method of samplings conducted on our premises. We will also exercise our right of hearing and intend to appeal, if necessary, to the proper forum. In addition, one of the remedies requested in a petition held in the Israeli Supreme Court of Justice filed by the Manufacturers Association of Israel against the Water Authority, is a cancelation of all pending demands of payment. At the same time, we are involved in discussion with Meitav, presenting our plans to invest in its Wastewater Treatment Facility, in order to eliminate the demand for payment. Management believes that that we have good arguments against such demand for payment and believes that we will not be liable to pay to Meitav any additional amounts beyond the amounts provided for in the financial statements.

If we are found to be in violation of environmental laws, then in addition to fees, we could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.

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

We currently obtain our key raw materials from a select number of suppliers. We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all. Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products. One of our major raw material suppliers is Gadot Sales and Distribution Ltd., or Gadot, which according to recent publications was sold to the Tene Investments Fund. No assurances can be given that the sale of Gadot will not affect Gadot’s operations or its ability to deliver raw materials to us; in such event our operations may be materially and adversely affected.

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us. In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the years ended December 31, 2013, 2012 and 2011, our purchases from one supplier accounted for 23.1%, 24.5%, and 18.4% of our total consolidated raw material costs, respectively.  We may not be able to identify and integrate alternative sources of supply in a timely fashion.  Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.  Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

We may not succeed in our efforts to expand into the U.S. defense market.  If we are unsuccessful, our future revenues and profitability would be adversely affected.

In January 2009, we received International Traffic in Arms Regulations (ITAR) registration from the U.S. Department of State, which certifies us to sell our PCBs to the U.S. defense market.  Our business plan assumes an increase in revenues to the U.S. defense market. However, our efforts to enter into to the U.S. defense market may not succeed and sales to the defense and aerospace industries may be affected by cutbacks in U.S. government spending, and this may not become a substantial market for us.  If we are unsuccessful in such efforts, our future revenues and profitability would be adversely affected.  In the event of a change in control of our company, the U.S. Department of State may investigate the transfer of control and oppose the transaction.  In such an event we may lose our ITAR certification, which could adversely affect our future revenues and profitability. In November 2013, Nistec Ltd., or Nistec, an Israeli private company controlled by Mr. Yitzhak Nissan, acquired a controlling interest in our company. While the U.S. Department of State did not object to this change in our control, we cannot assure you that such transaction may not be opposed in the future.

We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

We have manufacturing facilities in Israel and Germany and generate a large percentage of our sales in Israel, Europe and North America. We intend to increase our business in North America, including sales to U.S. military contractors.  However, contracts with U.S. military agencies, as well as military equipment manufacturers in Europe, are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

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

We may not be successful in achieving the potential benefits of our new relationship with Nistec.

In November 2013, Nistec acquired a controlling interest in our company. We believe that the synergies arising from our new relationship with Nistec and our intention to acquire and  invest  in new subsidiaries could assist us in reaching our goal of expanding our exports mainly into Europe and North America while focusing on the high end flex-rigid and specialty PCB markets. Acquisition transactions are subject to a variety of risks that could seriously harm our business, financial condition, results of operations, and share price. These risks include, among others:

•	incurrence of unexpected expenses associated with acquisitions and their integration into our company;
•	difficulties in the assimilation and integration of operations, personnel, technologies, products, and information systems of the companies;
•	diversion of management’s attention from other business concerns;
•	contractual disputes;
•	entering geographic and business markets in which we have no or only limited prior experience;
•	potential loss of key employees;
•	incompatible business cultures;
•	difficulties in implementing and maintaining uniform standards, controls and policies;
•	the impairment of relationships with employees and customers as a result of integration of new personnel; and
•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel.

Compliance with the conditions of a new business permit may be costly.

In connection with the change of control of our company that resulted from Nistec’s acquisition of a controlling stake in our company, Israeli law requires us to obtain a new business permit in order to continue operating our business. We have submitted an application for this permit, but we have not yet received the new permit. The new permit is expected to be subject to certain conditions, especially conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly.

We had a history of operating losses and may not be able to achieve and sustain profitable operations.  We may not have sufficient resources to fund our operations in the future.

Although we were profitable in the past three years after four years of losses, there can be no assurance that we will continue to operate profitably in the future.   To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

Our quarterly operating results fluctuate significantly. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate significantly in the future.  Our future operating results will depend on many factors, including (but not limited to) the following:

•	the size and timing of significant orders and their fulfillment;
•	demand for our products and the mix of products purchased by our customers;

•	competition from lower priced manufacturers;
•	fluctuations in foreign currency exchange rates, primarily the NIS against the dollar and the Euro;
•	manufacturing yield;
•	plant utilization;
•	availability of raw materials;
•	plant or line shutdowns to repair or replace malfunctioning manufacturing equipment;
•	the length of our sales cycles;
•	changes in our strategy;
•	the number of working days in the quarter;
•	changes in seasonal trends; and
•	general domestic and international economic and political conditions.

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

We may not be in compliance with financial covenants in our loan agreements in the future.

We are subject to financial covenants in the loan agreements from the banks that provide us with our credit facilities and long-term loans. The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

Both of our banks require us to be in compliance with certain financial covenants in each fiscal year. Our compliance with the financial covenants is measured annually based on our annual audited financial statements. In recent years, including the year ended December 31, 2011, we were forced to seek waivers of certain of these covenants. Both banks have the right to demand immediate repayment of the loans and lines of credit in the event of a change of control in our company, if such a change occurred without their prior approval. Our failure to remain in compliance with each of the banks’ covenants, obtain waivers, negotiate agreements with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position.

Our products and related manufacturing processes are often highly complex and therefore we may be delayed in product shipment. Also our products may at times contain manufacturing defects, which may subject us to product liability and warranty claims.

Our business involves highly complex manufacturing processes that are subject to periodic failure.  Process failures have occurred in the past and have resulted in delays in product shipments, and process failures may occur in the future.  Further, we face an inherent business risk of exposure to warranty and product liability claims, which are likely to be substantial in light of the use of our products in business-critical applications.  Our products may fail to perform as expected or may be alleged to result in bodily injury or property damage. If we were to manufacture and deliver products to our customers that contain defects, whether caused by a design, manufacturing or component failure, or by deficiencies in the manufacturing processes, it may result in delayed shipments to customers and reduced or cancelled customer orders. In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall of such products. Over the years we have been involved in claims or litigation relating to allegedly defective products. A successful warranty or product liability claim against us in excess of our established warranty and legal reserves or available insurance coverage, or a requirement that we participate in a product recall may have a material adverse effect on our business, financial condition, results of operations or cash flows and may harm our business reputation, which could lead to customer cancellations or non-renewals.

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

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, pandemics, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations.  Although we have not experienced any of these events as of the date of this annual report, we expect that our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the global PCB industry. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  Any of these occurrences could adversely affect our results of operations and financial condition.

In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.  While we use firewall and anti-virus systems, there is no assurance that cyber-attacks will always be blocked or discovered, and as a result, we may encounter damages to our computer network servers, manipulation of our data (including production, financial and other information).

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

As of December 31, 2013, we had revolving lines of credit aggregating $1.6 million with our banks, all of which were fully utilized as of such date, and $2.1 million of long-term loans, including supplier credits.  These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate the repayment of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

During the last several years we were unable to fully fund our technological development requirements due to our losses and limited financial resources. In order to remain competitive, we will be required to acquire new equipment and implement new technologies, which are likely to require significant capital investment that may not be available to us. In November 2013, we raised $4.2 million from Nistec, which is now our controlling shareholder. To the extent that the funds generated from this investment, from our operations and from our existing capital resources are insufficient to fund our operating and financial requirements, we will be required to raise additional funds through public or private financing or other sources.  If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders will be diluted.  We do not have any committed sources of additional financing, and additional financing, if necessary, may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

If our workforce will be represented by a labor union we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

In November 2011, we were notified by the General Federation of Labor in Israel, or the Histadrut, that more than one-third of our employees in Israel had decided to join the Histadrut and that they established an employees’ union committee. In 2012, a significant portion of our employees decided to resign their membership in the Histadrut, which then ceased to represent our employees. If our employees are represented by a union in the future, we could incur additional costs, experience work stoppages, either of which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

New requirements related to conflict-free minerals may disrupt our operations, cause us to incur additional expenses, create challenges with our customers, or result in other significant adverse effects.

In August 2012, the SEC adopted new due diligence, disclosure and reporting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, regarding the use of certain minerals and derivative metals referred to collectively as “conflict minerals”. Conflict minerals include tantalum, tin, gold, and tungsten. We use some of such minerals as component parts in our products. We have implemented procedures to investigate whether any such minerals that we manufacture or use in our products originated in the Democratic Republic of the Congo or adjoining countries. Our first report under these requirements will be due by June 2, 2014.

Complying with these new SEC rules will be both time-consuming and costly. In addition, these rules could harm the sourcing, supply, and price of raw materials that we use in our products. If we cannot timely verify the sources of all conflict minerals used in our products, or if we cannot replace any conflict minerals sourced from the Democratic Republic of the Congo or adjoining countries with acceptable alternatives, we may face reputational damage or be unable to satisfy customers who require all of the components of our products to be certified as “conflict-free”. If we cannot meet such customer requirements, our customers may choose not to purchase our products, and our results of operations would be materially adversely affected.

Increased regulation associated with climate change and greenhouse gas emissions could impose significant additional costs on operations.

Various governments and governmental agencies have adopted or are contemplating statutory and regulatory changes in response to the potential impacts of climate change and emissions of greenhouse gases. International treaties or agreements may also result in increasing regulation of climate change and greenhouse gas emissions, including the introduction of greenhouse gas emissions trading mechanisms. Any such law or regulation regarding climate change and greenhouse gas emissions could impose significant costs on our operations and on the operations of our customers and suppliers, including increased energy, capital equipment, environmental monitoring, reporting and other compliance costs. The potential costs of “allowances,” “offsets” or “credits” that may be part of potential cap-and-trade programs or similar proposed regulatory measures are still uncertain. Any adopted future climate change and greenhouse gas laws or regulations could negatively impact our ability, and that of our customers and suppliers, to compete with companies situated in areas not subject to such laws or regulations. These statutory and regulatory initiatives, if enacted, may impact our operations directly or indirectly through our suppliers or customers. Until the timing, scope and extent of any future law or regulation becomes known, we cannot predict the effect on our business, financial condition, results of operations or cash flows.

We depend on key personnel for the success of our business.

Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel. In addition, there is significant competition for employees with technical expertise in our industry. In order to succeed we would need to be able to:

•	retain our executive officers and key technical personnel;
•	attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and
•	attract and retain highly skilled operations, marketing and financial personnel.

We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

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

We will need to compete with PCB manufacturers in Asia whose manufacturing costs are lower than ours.

In recent years, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool. According to N.T. Information LTD, approximately 58% of the world’s PCB production was forecasted to come from China, Hong Kong and Taiwan in 2013. The continued outsourcing of production to China is likely to result in additional commercial market share potential for PCB manufacturers with a strong presence and reputation in China. Accordingly, we will need to compete with PCB manufacturers whose costs of production may be substantially lower than ours. This competition may limit our ability to price our products profitably, which could significantly harm our financial condition and results of operations.

The measures we take in order to protect our intellectual property may not be effective or sufficient.

Our success depends in part on our proprietary techniques and manufacturing expertise, particularly in the area of complex multi-layer and flex-rigid PCBs. We currently rely on a combination of trade secrets, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. Like many companies in the PCB industry, we do not hold any patents.  We believe that, because of the rapid pace of technological change in the electronics industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services that we provide.

        We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit the access to and the distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Further, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. Substantial unauthorized use of our products could have a material adverse effect on our business. We cannot make assurances that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs.

While we do not believe that our products and proprietary rights infringe upon the proprietary rights of others, third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim.  Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology.  We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all.  We also may not be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering the product.  Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

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

Our products and product components need to meet certain industry standards.

Our products and product components need to meet certain standards for the aerospace, defense, and other industries to which we market our products. In addition, new industry standards in the aviation and defense industries could cause some or all of our products and services to become obsolete and unmarketable, which would adversely affect our results of operations. Noncompliance with any of these standards could limit our sales and adversely affect our business, financial condition, and results of operations.

We may be required to make payments to satisfy our indemnification obligations.

We have agreements with our directors and senior officers which may require us, subject to Israeli law and certain limitations in the agreements, to indemnify our directors and senior officers for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Israeli Companies Law 5759-1999. These liabilities may include  financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent.

In addition, as part of the transaction in which Nistec acquired a controlling stake in our company, we agreed to indemnify Nistec for any losses or liabilities occasioned by the breach of any representations or warranties that we made in the investment agreement.  If we are found to have breached any of these representations or warranties, we could be required to expend significant amounts of cash to meet our indemnification obligations.

Payment pursuant to such indemnification obligations may materially adversely affect our financial condition.

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

The interest of our controlling shareholder, Nistec, with a 50.5% voting interest, may conflict with the interests of other shareholders.

As of April 24, 2014, Nistec beneficially owns 50.5% of our outstanding ordinary shares. Accordingly, Nistec has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions. Nistec may make decisions regarding Eltek and our business that are opposed to other shareholders' interests or with which other shareholders may disagree. Nistec's voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.00 threshold requirement for continued trading.  In 2013, the price of our ordinary shares ranged from $1.07 to $3.95 and the closing price of our ordinary shares on December 31, 2013 was $2.40 per share.  If we fail to meet the minimum bid price requirement, our share may be delisted from the NASDAQ Capital Market.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

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

We are incorporated under the laws of, and our principal executive offices, production or manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. In November 2012, Israel was engaged in an armed conflict with a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions, including Egypt and Syria, have led to severe political instability in several neighboring states and to a decline in the regional security situation. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition clauses in the employment agreements of most of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli labor courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company’s intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that we would be harmed.

There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”).

For U.S. federal income tax purposes, we may be classified as a passive foreign investment company, or PFIC, for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income.  Based upon our current and projected income, assets and activities, we do not believe that at this time we are a passive foreign investment company for U.S. federal income tax purposes, but there can be no assurance that we will not be classified as such in the future. Such classification may have significant tax consequences for U.S. Holders. One method that a U.S. Holder may use to avoid such tax consequences is making a “mark-to-market” election for each taxable year in which our company is a PFIC. For further explanation, including the definition of U.S. Holder, see Item 10E. “Additional Information - Taxation - United States Federal Income Taxation - Passive Foreign Investment Companies.” You are advised to consult with your own tax advisor regarding the particular tax consequences related to the ownership and disposition of our ordinary shares under your own particular factual circumstances.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore impact the price of our shares.

Provisions of Israeli corporate and tax laws may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us or all or a significant portion of our assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

These laws may have the effect of delaying or deterring a change in control of our company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our company’s securities. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law.  The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a controlling shareholder of an Israeli company, or a shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, has a duty of fairness toward the company.  Currently there is not a clear definition of the duty of fairness under Israeli law.  There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of the NASDAQ Stock Market Rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice regarding, for example, the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the State of Israel on January 1, 1970.  We are a public limited liability company under the Israeli Companies Law 5759-1999 and operate under that law and associated legislation.  Our registered offices and principal place of business are located at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva 4910101, Israel, and our telephone number is +972-3-9395025.  Our website is www.eltekglobal.com.  The information on our website is not incorporated by reference into this annual report.

We manufacture and supply technologically advanced custom made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe and North America.  PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries.  Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs.

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

In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company.

During the three years ended December 31, 2013, we invested approximately $6.7 million in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $ 5 million in capital expenditures in 2014, primarily for our operations in Israel and Germany, mainly in manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities.  We intend to finance these expenditures with suppliers’ credit, cash flow from operations and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.

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

Industry Trends

We believe that several trends are impacting the PCB manufacturing industry. These trends include:

Shorter electronic product life cycles. Continual advances in technology have shortened the life cycles of complex commercial electronic products, placing greater pressure on manufacturers to quickly bring new products to market. The accelerated time-to-market and ramp-to-volume needs of manufacturers for high-end commercial equipment create opportunities for PCB manufacturers that can offer engineering support in the prototype stage and manufacturing scalability throughout the production life cycle.

Increasing complexity of electronic products. Manufacturers continue to design higher performance electronic products which take advantage of advances in semiconductor technology. This in turn requires technologically complex PCBs that can accommodate higher speeds and component densities, including HDI, flexible and substrate PCBs. These complex PCBs can require very high layer counts, miniaturized circuit connections, advanced manufacturing processes and materials, and high-mix production capabilities, which involve processing small lots in a flexible manufacturing environment. Manufacturers increasingly rely upon larger PCB manufacturers, which possess the financial resources necessary to invest in advanced manufacturing process technologies and sophisticated engineering staff, often to the exclusion of smaller PCB manufacturers that do not possess such technologies or resources.

Increasing concentration of global PCB production in Asia. In recent years, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool. In particular, the trend has favored China, which had the largest PCB market in terms of both revenue and number of suppliers in 2012 according to Prismark Partners and N.T. Information LTD. The overall technical capability of suppliers in China has improved dramatically in recent years, and China has emerged as a global production center for cellular phones, smartphones, tablet PCs, computers and computer peripherals, and high-end consumer electronics. According to N.T. Information LTD, approximately 58% of the world’s PCB production was forecasted to come from China, Hong Kong and Taiwan in 2013. The continued outsourcing of production to China should result in additional commercial market share potential for PCB manufacturers with a strong presence and reputation in China.

Decreased reliance on multiple PCB manufacturers. Manufacturers traditionally have relied on multiple PCB manufacturers to provide different services as an electronic product moves through its life cycle. The transfer of a product among different PCB manufacturers often results in increased costs and inefficiencies due to incompatible technologies and manufacturing processes and production delays. In addition, manufacturers generally find it easier and less costly to manage fewer PCB manufacturers. As a result, manufacturers are reducing the number of PCB manufacturers and backplane assembly service providers on which they rely, presenting an opportunity for those that can offer one-stop manufacturing capabilities — from prototype to volume production.

Increased requirements for aerospace and defense products. The aerospace and defense market is characterized by increasingly time-consuming and complex certification processes, long product life cycles, and a demand for leading-edge technology with extremely high reliability and durability. While the U.S. Department of Defense (DoD) budget faces increasing scrutiny as part of overall US budget deficit reduction efforts, we anticipate that a continued DoD commitment to new product development and upgrades — incorporating leading-edge PCB technology in products for intelligence, surveillance and reconnaissance, communications and weapon systems — combined with Foreign Military Sales (FMS) programs and a recovering global commercial aerospace industry will support a significant long-term market for these products.

Manufacturing and Engineering Processes

In the PCB industry, significant investments in equipment are necessary to maintain technological competitiveness.  During the three years ended December 31, 2013, we invested approximately $1.9 million in machinery and equipment for that purpose.

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

We continue to utilize advanced registration technologies and to improve the copper etching accuracy to comply with new specifications and requirements of our customers and potential customers.  We receive orders for production with turnaround times of generally between several days to two months.

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

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2013, 2012 and 2011, the primary industries for which we produced PCBs were defense and aerospace equipment (51.8%, 48%, and 52% of production, respectively), medical equipment (15.8%, 24%, and 19% of production, respectively), industrial equipment (12.1%, 18%, and 19% of production, respectively) and telecom and networking equipment (1.1%, 2%, and 4% of production, respectively).  To a lesser degree we produce PCBs for distributors, contract electronic manufacturers and others (19.2%, 8%, and 6% of production, respectively).

Customers.  During the year ended December 31, 2013, we provided PCBs to approximately 150 customers in Israel and approximately 226 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, Germany, the Netherlands, China, Switzerland, Italy and India. Sales to non-Israeli customers were $22.2 million (44.3% of revenues) for the year ended December 31, 2013, $23.7 million (51.9% of revenues) for the year ended December 31, 2012, and $23.9 million (50.9% of revenues) for the year ended December 31, 2011.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies.  We currently have eleven persons involved in sales, of which seven persons are in Israel, two persons are in the United States employed by our U.S. subsidiary, Eltek USA Inc. and two persons are employed by our German subsidiary, Kubatronik.  We also have sales representatives in Germany, Sweden, Finland, France and Spain.  In the Netherlands, Italy, and South Africa, PCB trading and manufacturing companies act as distributors of our products.  In North America we market and sell our products through Eltek USA Inc. as well as through two independent local sales representatives and a PCB manufacturing company.  In India, we market our products through a local sales representative.  We maintain technical support services for our customers world-wide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of twelve persons, of which seven persons are in Israel, one person is employed by our U.S. subsidiary, Eltek USA Inc. and four persons are employed by our German subsidiary, Kubatronik.

Our strategy is to focus on the high end of the PCB market, mainly in flex-rigid PCBs, in which margins are better.  We are currently focusing our marketing efforts on the defense and medical industries.  To penetrate the U.S. defense market, we applied for ITAR registration from the U.S. Department of State, Bureau of Political-Military Affairs, which we received in January 2009.  ITAR regulates the manufacture, export and transfer of defense articles, information and services.  ITAR is a set of U.S. government regulations that controls the export and import of certain defense-related articles and services.  The regulations restrict sensitive information and technologies only to be shared with U.S. persons, unless special approval is acquired.  To qualify for ITAR registration, we met strict requirements for corporate structure, security, record keeping and procedures to allow us to sell our PCBs for use in U.S. defense products.  In November 2009, we became certified to the AS 9100B quality management standard for the avionic industry in order to strengthen our position in the avionic and aerospace market in North America and Europe. In January 2014, we received accreditation from Nadcap, a global cooperative accreditation program for aerospace engineering and related industries, for our advanced circuitry solutions, including rigid and flex-rigid printed circuit boards.

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

Materials and Supplies

The materials used in the manufacture of PCBs are primarily laminates (copper clad, with an isolating core separating them), prepreg composite materials, photo-chemical films, chemicals and inks. The materials we use are manufactured in Europe, North America and South East Asia.  Some of the materials are purchased directly from the manufacturer, while others are purchased from local distributors.

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

Backlog

We estimate that our backlog of unfilled orders as of December 31, 2013, was approximately $10.1 million compared to a backlog of approximately $14.9 million at December 31, 2012.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  Because unfilled orders may be cancelled prior to delivery, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Environmental Matters

Since May 2003, our environmental management system has been ISO 14001 certified.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

PCB manufacturing requires the use of metals and chemicals classified as hazardous substances.  Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems.  We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities.  There is no assurance, however, that violations will not occur in the future.  We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations.  Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial.  Environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption.  Over the years, we have undertaken various actions to reduce the use of water in our manufacturing facilities.  From 2008 through 2011, we invested in improving our effluent wastewater treatment system to lower the amounts of inorganic salts and copper concentration in the discharged water.  All our actions were coordinated with the Israeli Ministry of Environment and in August 2008, we received a waiver for a period of two years that enabled us to increase the amount of minerals disposed of by wastewater.  The waiver was subsequently extended until August 2014.  During 2014, we expect to further invest in reducing the amount of metal concentrations in our wastewater to the permitted levels.  A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

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

In June 2002, we acquired a 76% interest in Kubatronik.  Kubatronik is a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment, and computer and data storage equipment as well as contract electronic manufacturers. Mr. Alois Kubat, Kubatronik’s founder, holds the remaining 21% interest in Kubatronik (after we acquired from him an additional 3% of shares of Kubatronik in May 2012).  Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik. In May 2012, Mr. Kubat exercised his option with respect to 3% of the shares of Kubatronik for approximately Euro 69,000 and reduced his ownership percentage from 24% to 21%. The price for Mr. Kubat’s remaining holdings in Kubatronik under the put option is Euro 483,000, while the price for such holdings under the call option is Euro 513,000.

In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing activities in the North American market.  Eltek USA Inc. commenced operations in 2008.

In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

In November 2013, Nistec acquired a controlling 50.5% stake in our company and gained control of our company.

D.	Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five year term upon six months’ prior notice.  In the year ended December 31, 2013, we incurred $1 million of rent expenses for these premises.

Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany, owned by the wife of the former owner of Kubatronik.  The lease for the facilities expires on December 31, 2018.  We are currently negotiating a renewal agreement for the lease. In the year ended December 31, 2013, Kubatronik paid an aggregate of approximately Euro 85,000 ($113,000) in rent for these premises.

Our U.S. subsidiary, Eltek USA Inc., leases approximately 950 square feet office space in New Hampshire.  The lease for the facilities will expire on November 30, 2015.  In the year ended December 31, 2013, we paid $28,000 in rent for these premises and expect to pay the same amount on a pro-rated basis in 2014.

Leased Equipment

We lease manufacturing equipment under an agreement that obligates us to pay a total of $921,000 through June 2017.  Our monthly lease expense in 2014 under this agreement is $29,000.

Kubatronik leases manufacturing equipment under six lease agreements, which as of December 31, 2013 require Kubatronik to pay a total of Euro 88,000 through June 2017.  Kubatronik’s monthly lease expense under these agreements is approximately Euro 3,450 ($5,000).

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

In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company.

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

Our consolidated financial statements appearing in this annual report are prepared in dollars in accordance with U.S. GAAP.  Our functional currency is the NIS.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of December 31 of each year (as published by the Bank of Israel), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

The fair value of an asset is estimated using estimated future cash flows of the asset discounted by a rate commensurate with the risk involved with such asset while incorporating marketplace assumptions. The estimate of future cash flows requires management to make certain assumptions and to apply judgment, including forecasting future sales, PCB market prices, raw material consumption, labor and other manufacturing expenses, and the useful lives of the assets. We exercised our best judgment based on the most current facts and circumstances surrounding our business when applying these impairment rules.

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

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2013	2012	2011
Revenues	100%	100%	100%
Cost of revenues	(84.1)	(82.9)	(81.4)
Gross profit	15.9	17.1	18.6
Selling, general and administrative expenses	(13.4)	(13.2)	(13.1)
Impairment loss on goodwill	-	(1)	-
Operating profit	2.5	2.8	5.5
Financial expenses, net	(0.9)	(1.2)	(1.6)
Other income, net	*	*	*
Profit before income tax expense and non-controlling interest	1.6	1.6	3.9
Income tax (expense) benefit	6.0	(0.1)	(0.1)
Net profit	7.6	1.5	3.8
Net profit (loss) attributable to non-controlling interest	*	*	0.1
Net profit (loss) attributed to shareholders	7.6	1.5	3.9
___________________
* Less than 0.1%

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenues.  Revenues increased by 10.0% to $50.2 million in the year ended December 31, 2013, from $45.6 million in the year ended December 31, 2012.  The increase in revenues is primarily attributable to increased demand for our products, mainly from military customers.

Cost of Revenues.  Cost of revenues increased by 11.6% to $42.2 million for the year ended December 31, 2013, from $37.8 million for the year ended December 31, 2012.  The increase in cost of revenues is primarily attributable to increased revenues and devaluation of the dollar compared to the NIS, which increased the dollar value of our NIS denominated costs.  Cost of revenues as a percentage of revenues increased to 84.1% for the year ended December 31, 2013, from 82.9% for the year ended December 31, 2012.  The increase in cost of revenues as a percentage of revenues is primarily attributable to devaluation of the dollar compared to the NIS, which increased the dollar value of our NIS denominated costs.

Gross Profit.  Gross profit increased by 2.3% to $8 million for the year ended December 31, 2013, from $7.8 million for the year ended December 31, 2012.  The increase in gross profit is primarily due to the increase in revenues which was partly offset by the increase in cost of sales.  Gross profit as a percentage of revenues decrease to 15.9% for the year ended December 31, 2013, from 17.1% for the year ended December 31, 2012.  The decrease in gross profit as a percentage of revenues is primarily attributable to the increase in revenues which was partly offset by the increase in cost of sales.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased by 11.3% to $6.7 million in the year ended December 31, 2013, from $6 million in the year ended December 31, 2012.  The increase in selling, general and administrative expenses is mainly attributable to the devaluation of the US dollar compared to the NIS, which increased the dollar value of the NIS denominated expenses (mainly salaries) and directors' fees for meetings in connection with the Nistec investment in our company.

Impairment loss on goodwill. We did not record a goodwill impairment loss in 2013. We recorded a goodwill impairment loss of $481,000 in 2012 following our annual impairment test of goodwill, in which we determined that the value of our investment in Kubatronik had decreased by that amount.

Operating Profit.  As a result of the foregoing, we recorded operating profit of $1.3 million in the year ended December 31, 2013, compared to operating profit of $1.3 million in the year ended December 31, 2012.

Financial Expenses, Net.  Financial expenses, net decreased by 19.2% to $439,000 in the year ended December 31, 2013, from $543,000 in the year ended December 31, 2012.  Our financial expenses in 2013 were primarily attributable to interest paid on short-term and long-term debt and the impact of the NIS exchange rate on outstanding dollar and Euro denominated balances of our receivables from customers and debt to our suppliers. The decrease in financial expenses compared to 2012 is primarily attributable to the decrease in our financial liabilities.

Other Income, Net.  We had other loss, net of $26,000 in the year ended December 31, 2013, compared to other income, net of $2,000 in the year ended December 31, 2012, primarily as a result of the  loss recorded on the disposal of fixed assets.

Income Tax (Expense) Benefit.  During the year ended December 31, 2013 we recorded a tax benefit of $3 million compared to tax expense of $52,000 in 2012. In 2013 we determined that certain of our deferred tax assets were more likely than not to be realized in future years, based on three years of consistent profits.  Accordingly, we reversed the valuation allowances, in the amount of $2.5 million. Nevertheless, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The tax expense in 2012 was attributable to our subsidiaries in the United States and Germany.  During the year ended December 31, 2012, we did not record a deferred tax asset and related tax benefit with respect to our net operating losses generated in Israel due to uncertainty about our ability to utilize such losses in the foreseeable future.  For the years ended December 31, 2013 and 2012, we did not record a deferred tax asset and related tax benefit with respect to the net operating losses of Kubatronik due to uncertainty about its ability to utilize such losses in the foreseeable future.

Non-controlling interest.  Non-controlling interest of $42,000 reflects the other shareholder’s proportionate share in Kubatronik’s net loss for the year ended December 31, 2013, as compared to $6,000 in Kubatronik’s net profit for the year ended December 31, 2012.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues.  Revenues decreased by 2.5% to $45.6 million in the year ended December 31, 2012 from $46.8 million in the year ended December 31, 2011.  The decrease in revenues was primarily attributable to a temporary production line problem, which reduced our revenues in the third quarter of 2012.

Cost of Revenues.  Cost of revenues decreased by 0.7% to $37.8 million in the year ended December 31, 2012 from $38.1 million in the year ended December 31, 2011.  The decrease in cost of revenues is primarily attributable to the decrease in revenues.  Cost of revenues as a percentage of revenues increased to 82.9% in the year ended December 31, 2012 from 81.4% in the year ended December 31, 2011.  The increase in cost of revenues as a percentage of revenues is primarily attributable to the decrease in revenues in 2012, without a corresponding reduction in the fixed portion of our cost of sales.

Gross Profit.  Gross profit decreased by 10.5% to $7.8 million in the year ended December 31, 2012 from $8.7 million in the year ended December 31, 2011.  The decrease in gross profit is primarily due to the decrease in revenues.  Gross profit as a percentage of revenues decreased to 17.1% in the year ended December 31, 2012 from 18.6% in the year ended December 31, 2011.  The decrease in gross profit as a percentage of revenues is primarily attributable to decrease in revenues in 2012, without a corresponding reduction in the fixed portion of our cost of sales.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased by 1.9% to $6 million in the year ended December 31, 2012 from $6.2 million in the year ended December 31, 2011.  The decrease in selling, general and administrative expenses is mainly attributable to decreased commissions paid to sales representatives.

Impairment loss on goodwill.  We recorded a goodwill impairment loss of $481,000 in 2012 following our annual impairment test of goodwill, in which we determined that the value of our investment in Kubatronik had decreased by that amount.  We did not record any impairment of goodwill for the year ended December 31, 2011.

Operating Profit.  As a result of the foregoing, we recorded operating profit of $1.3 million in the year ended December 31, 2012 compared to operating profit of $2.6 million in the year ended December 31, 2011.

Financial Expenses, Net.  Financial expenses, net, decreased by 26.6% to $543,000 in the year ended December 31, 2012 from $740,000 in the year ended December 31, 2011.  Our financial expenses in 2012 were primarily attributable to interest paid on short-term and long-term debt, the impact of the NIS exchange rate on outstanding dollar and Euro denominated balances of our receivables from customers and debt to our suppliers.  gains and losses on hedging transactions and changes in the fair value of the put/call option held by the owner of a 21% interest in Kubatronik.  The decrease in financial expenses compared to 2011 is primarily attributable to a decrease in interest expenses, mainly as a result of loan repayments to our banks.

Other Income, Net.  We had other income, net of $2,000 in the year ended December 31, 2012, compared with other income, net of $12,000 in the year ended December 31, 2011, which income is attributable to gains recorded on the disposal of fixed assets.

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

Non-controlling interest.  Non-controlling interest reflects the $6,000 of a minority shareholder’s proportionate share in Kubatronik’s net profit in the year ended December 31, 2012, as compared to the $31,000 minority share in Kubatronik’s net loss in the year ended December 31, 2011.

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros.   Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  In addition, the NIS value of our dollar or Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 6.4% lower in 2013 than 2012 and the average exchange rate for the NIS against the Euro was 3.2% lower in 2013 than 2012, and in total, these changes had a negative impact on our operating results in 2013. The average exchange rate for the NIS against the dollar was 7.8% higher in 2012 than 2011 and the average exchange rate for the NIS against the Euro was 0.5% lower in 2012 than 2011, and in total, these changes had a positive impact on our operating results in 2012.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the dollar and Euro, between December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index, or the CPI.

	Year Ended December 31,
	2013	2012	2011	2010	2009
Dollar	(7)%	(2.3)%	7.7%	(6.0)%	(0.7)%
Euro	(2.8)%	(0.4)%	4.2%	(12.9)%	2.7%
Israeli CPI	1.8%	1.6%	2.2%	2.7%	3.9%

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

Conditions in Israel

We are incorporated under the laws of, and our executive offices, principal production facilities and research and development facilities are located in, the State of Israel.  See Item 3D. “Key Information – Risk Factors – Risks Relating to Our Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income under the Income Tax Ordinance.  The applicable rate for 2013 was 25%. As of January 1, 2014 the Israeli corporate tax rate is 26.5%.  However, one of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended.  Subject to certain time limitations, a certain portion of our income derived from such benefited enterprise will be subject to a zero tax rate, while the remainder will be taxed at a rate of up to 26.5%.  Alternatively we may select a "preferred enterprise" status, which will allow us to be taxed at a rate of 16% on all of our income. For additional information see Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” and Note 14 to our consolidated financial statements.

As of December 31, 2013, we had approximately $15.9 million in tax operating losses and $4.4 million in capital losses carry forwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2008 tax years are considered final due to the statute of limitations.  Our foreign subsidiaries, Kubatronik and Eltek Europe, have received final tax assessments through the 2010 tax year. As of December 31, 2013, Kubatronik had approximately Euro 840,000 ($1.2 million) in tax loss carry forwards in Germany for corporate tax and Euro 775,000 ($1.1 million) for municipal corporate tax.  Our other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

During the fourth quarter, we determined that a portion of our deferred tax assets were more likely than not to be realized in future years, based on three years of consistent profits.  Accordingly, we reversed the valuation allowance in the amount of $2.5 million. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

Recently Issued Accounting Standards

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted.  The Company will implement the provisions of ASU 2013-11 as of January 1, 2014.

B.	Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million).

As of December 31, 2013, we had $2.5 million in cash and cash equivalents and working capital of $2.5 million, compared to $1.9 million in cash and cash equivalents and working capital deficit of $2.7 million at December 31, 2012.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	($ in thousands)
Year ended December 31,	2013	2012	2011

Net cash provided by operating activities	1,618	4,772	2,414
Net cash used in investing activities	(950)	(1,234)	(882)
Net cash used in financing activities	(113)	(2,390)	(2,002)
Effect of translation adjustments	24	(105)	(151)
Net increase (decrease) in cash and cash equivalents	579	1,043	(621)
Cash and cash equivalents at beginning of year	1,935	892	1,513
Cash and cash equivalents at end of year	2,514	1,935	892

The amounts of changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is NIS and our reporting currency is the dollar.

Net cash provided by operating activities was $1.6 million in the year ended December 31, 2013.  This amount was primarily attributable to our net income of $3.8 million, adjustments for non-cash item of depreciation and amortization of $1.7 million, an increase in trade payables of $655,000, an increase in other liabilities and accrued expenses of $147,000, decrease of other receivables and prepaid expenses of $46,000 and a change in employee severance benefits, net of $217,000. This amount was offset in part by an increase in deferred tax benefits of $3 million, an increase in trade receivables of $1.5 million, and a $451,000 increase in inventories (mainly finished goods and work in process).

Net cash provided by operating activities was $4.8 million for the year ended December 31, 2012.  This amount was primarily attributable to our net income of $696,000, adjustments for non-cash items (consisting of depreciation and amortization) of $2.3 million, a decrease in trade receivables of $2.3 million resulting from payments of $1.3 million from two large customers, a decrease in other liabilities and accrued expenses of $281,000, a decrease in employee severance benefits, net of $53,000 and a revaluation of long term loans of $25,000. This amount was offset in part by a $670,000 increase in inventories, a decrease in trade payables of $147,000 and an increase in other receivables and prepaid expenses of $58,000.

Net cash provided by operating activities was $2.4 million in the year ended December 31, 2011.  This was primarily attributable to net income of $1.8 million, adjustments for non-cash items (consisting of fixed asset depreciation and amortization) of $2.1 million, revaluation of long-term loans of $58,000 and an increase in current assets, net of $1.6 million (comprised of an increase in trade receivables of $2.0 million, an increase in other receivables and prepaid expenses of $68,000, an increase in inventories of $487,000, an increase in trade payables of $621,000, an increase in other liabilities and accrued expenses of $324,000 and an increase in employee severance benefits, net of $68,000).

Net cash used in investing activities was $950,000 in the year ended December 31, 2013, $1.2 million in the year ended December 31, 2012, and $882,000 in the year ended December 31, 2011.  Net cash used in investing activities in the years ended December 31, 2013, 2012, and 2011 was primarily for the purchase of fixed assets for our production lines, expansion of our manufacturing facilities, including leasehold improvements, and the purchase of information technology software and hardware.

Net cash used in financing activities was $113,000 in the year ended December 31, 2013, which was primarily attributable to our major shareholder’s $3.5 million investment in our company.  Such investment was partly offset by a decrease in short-term credit of $2.6 million, repayment of long term loans of $564,000, and repayment of credit from fixed assets payable of $515,000. Net cash used in financing activities was $2.4 million in the year ended December 31, 2012, which was primarily attributable to repayments of long-term loans, net of $1.1 million, repayment of credit from fixed assets payable of $1.0 million and a decrease of $192,000 in short term credit.  Net cash used in financing activities was $2.0 million in the year ended December 31, 2011, which was primarily attributable to repayments of long-term loans, net of $1.1 million, repayments of short-term credit of $802,000 and the repayment of credit received from fixed asset suppliers of $539,000, which amounts were partially offset by new long-term bank loans of $474,000 in lieu of the reduced short-term credit of a similar amount.

As of December 31, 2013, we had a revolving line of credit of approximately $1.6 million with Bank Hapoalim B.M.  Of such amount, $110,000 is linked to the dollar and $1.5 million is not linked.

As of December 31, 2013, the following long-term banks loans were outstanding:

•	long-term loans from Bank Hapoalim B.M. aggregating $68,000 which were not linked.

•	long-term loans from Israel Discount Bank Ltd. in the aggregate amount of $720,000 which were linked to the Libor.

As of December 31, 2013, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $1.3 million. Of such amount, $454,000 is linked to the Euro and $615,000 is linked to the dollar and $225,000 is not linked.

Our credit lines and short-term loans bear annual interest as follows:

•	linked to the prime rate - prime+3.5%.

•	linked to the dollar - LIBOR+3.5%

Our long-term bank loans and loan from fixed asset suppliers bear annual interest as follows:

•	linked to the dollar - from LIBOR+4% to LIBOR+4.5%

•	linked to the prime rate - from prime+0.9%

•	linked to the Euro – from 2.17% to 3.86%.

•	NIS not linked 6%

•	linked to the dollar - from 5.89%-8.56%.

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

Bank Hapoalim requires us to maintain a specific set of covenants each fiscal year. In April 2014, we signed a new financial undertakings letter, effective for the financial statements for the year ended December 31, 2013 and onward, pursuant to which we are required to meet all of the following financial covenants: (i) maintaining adjusted shareholders’ equity equal to the greater of $4.5 million or 17% of our consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders’ equity excludes certain intangible and other assets. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. As of December 31, 2013, we were in compliance with these covenants.

Financial covenants in respect of our credit facilities and long-term debt with Israel Discount Bank require us to maintain the greater of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10.0 million ($2.6 million) or 11% of our total assets on a non-consolidated basis. As of December 31, 2013 we were in compliance with such covenants.

As part of our discussions for obtaining new lines of credits from the banks, the financial covenants may be amended.

Capital expenditures on a cash flow basis for the years ended December 31, 2013 and 2012 were approximately $950,000 and $1.2 million, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2013 amounted to $514,000. Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and leasehold improvements.  As of December 31, 2013 we had existing commitments to purchase $325,000 of equipment.  We intend to finance our 2014 capital expenditures mainly with bank loans, suppliers’ credit and operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us. Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

In April 2010, two of our banks agreed to a deferral of all the principal payments due for the months April through July 2010 and 80% of the principal payments due for the months August through December 2010.  We were obligated to repay the deferred payment amounts over a three-year period with one bank, and a two to three-year period with another bank, beginning January 2011.  Interest is payable and has been paid regularly.  A third bank reduced our line of credit by approximately $360,000 over the course of 2011, and by an additional $240,000 over the course of 2012. In 2013, we completely repaid all of our debt to the third bank.

We expect to finance our 2014 budget from operational cash flow, revolving bank credit lines and long-term bank loans, and supplier financing. Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2014, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D. “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2014.  Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.	Research and Development, Patents and Licenses

We generally do not engage in research and development.

In 2014, we were granted membership in Printel, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS.  Printel was created specifically to develop printed electronic technologies that are an alternative innovative technology for the electronics industry.  Under the terms of the consortium, each member of the consortium received an advance for its research and development costs for a specific research and development project assigned to it by the consortium.  The Office of the Chief Scientist reimburses 66% of the approved research and development expenses, less certain consortium expenses.  These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the OCS.  We are not required to pay the OCS royalties with respect to this grant.  The Printel program is expected to begin in 2014. The Printel program has received a preliminary approval by the OCS, and we expect to receive an approval for our participation in a three year program.

D.	Trend Information

Following a decline in revenues caused by the global financial crisis in 2008 and 2009, our revenues began to increase in 2010 and 2011, slightly declined in 2012 and further increased in 2013, primarily due to the improvement in the PCB market, both globally and domestically, along with improvements in our manufacturing process, which enabled us to translate the increased demand into additional revenues.

Our backlog at December 31, 2013 was approximately $10.1 million compared to a backlog of approximately $14.9 million at December 31, 2012.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months. For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2013.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
Short-term bank credit (1)	1,818	1,818	-	-	-
Long-term debt obligations (1)	2,082	670	1,039	373
Operating lease	3,772	1,152	2,145	475	-
Other contractual obligations	1,479	663	701	115
Purchase obligations	421	421
Other short-term liabilities reflected on the company’s balance sheet (2)	5,311	5,311
Other long-term liabilities reflected on the company’s balance sheet	337				337
Estimate of interest payments on long-term debt obligations (3)	101	31	55	15
Total	15,321	10,066	3,940	978	337

_________________________
(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

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

(3)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2013 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 8 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	64	Chairman of the Board of Directors
Mordechai Marmorstein (1)(2)	67	Director
Gavriel David Meron	61	Director
David Rubner	74	Director
Erez Meltzer	56	Director
Eytan Barak (1)(2)	69	External Director
Ophira Rosolio-Aharonson(1)(2)(3)	64	External Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee (established in March 2014)

Ms. Ophira Rosolio-Aharonson was elected to serve as an external director at our 2012 annual general meeting of shareholders for a third three-year term, pursuant to the provisions of the Israeli Companies Law.  Mr. Eytan Barak was elected to serve as an external director at our 2011 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an external director may be renewed for one additional three-year term. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, and David Rubner were elected to serve as directors at our 2013 annual general meeting of shareholders on October 22, 2013 until our 2014 shareholders meeting. Erez Meltzer was re-elected to serve as a director at our 2011 annual general meeting of shareholders on November 9, 2011 until our 2014 annual general meeting of shareholders.

Yitzhak Nissan was elected to serve on our Board of Directors in October 2013. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985.  Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. Mr. Nissan has a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein was elected to serve on our Board of Directors in October 2013 and is a member of our Compensation Committee. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works.  Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

Gavriel David Meron was elected to serve on our Board of Directors in October 2013. Mr. Meron has served as the president and chief executive officer of novoGI Inc. since September 2011 and as the chairman and chief executive officer of M.G.D. Management Services & Investments Ltd. since November 2006. Mr. Meron also served as the chairman and chief executive officer of Spirocor Ltd. between September 2008 and December 2010 and was the founder, president and chief executive officer of Given Imaging Ltd. from 1998 to 2006. Mr. Meron holds a B.A. degree in Economics and Statistics from the Hebrew University of Jerusalem and an MBA degree in International Business from Tel Aviv University.

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Check Point Software Ltd., Radware Ltd., Elbit Imaging Ltd., Telemessage International Ltd. and several private companies. He also serves on the boards of trustees and executive council of Bar-Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

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

Eytan Barak was elected to serve as an external director (within the meaning of the Israeli Companies Law) in December 2008 and is a member of our audit committee and compensation committee.  He is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., a company that provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various companies, including Mer Telemanagement Solutions Ltd. (NASDAQ:MTSL), Menora–Mivtachim Mutual Funds, Meshulam Levinstein Contracting & Engineering Ltd. (listed on the Tel Aviv Stock Exchange) and Spectronix Ltd. (listed on the Tel Aviv Stock Exchange).  From 1997 to 2006, Mr. Barak served as a member of the board of directors, audit committee and investment committee of various Israeli companies.  From 1973 to 1997, Mr. Barak was affiliated with The Israel Corporation Ltd., initially serving as its chief financial officer and corporate controller, and also served as chairman or member of the boards of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in Accounting and social science from Tel Aviv University and a degree in Accounting from the Hebrew University of Jerusalem and has been a certified public accountant (Israel) since 1971.

Ophira Rosolio-Aharonson was elected to serve as an external director (within the meaning of the Israeli Companies Law) in December 2006 and is a member of our audit committee and compensation committee.  Ms. Rosolio-Aharonson is a co-founder of Seagull Tech Inc. and KeyScan Inc.  In addition, Ms. Rosolio-Aharonson serves as an executive director of several private and publicly traded companies, a strategic business consultant to high-technology companies and an advisor to venture capital firms in Israel and the United States.  Among others, Ms. Rosolio-Aharonson served as a director of Cimatron Ltd and Scailex Corp.  From 1992 through 1999, Ms. Rosolio-Aharonson served as the chief executive officer of Terra Computers, Inc. in the United States.  From 1980 to 1989, Ms. Rosolio-Aharonson served as a senior executive, holding managerial positions, at Clal Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, including director, chief executive officer, chief operations officer and vice president of sales and marketing of Clal Ltd.’s subsidiaries.  Ms. Rosolio-Aharonson holds a B.Sc. degree in applied mathematics and physics, and has completed courses required for a M.Sc. degree in bio-medical engineering, both from the Technion – Israel Institute of Technology and is a graduate of the executive business and management program of Tel Aviv University.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Arieh Reichart	60	President and Chief Executive Officer
Amnon Shemer	55	Vice President, Finance and Chief Financial Officer
Eliyahu Dvora	57	Vice President, Operations
Shay Shahar	52	Vice President, Marketing and Sales
Roberto Tulman	55	Vice President, Technologies and Chief Technology Officer
Shlomo Danino	51	Vice President, Engineering
Galit Odded	42	Vice President, Human Resources
Avraham Gal	50	Vice President, 5S and Chief Information Officer, General Manager of Kubatronik
Eva Zilberleib	62	Vice President, Quality Assurance and Product Marketing Director
James Barry	55	President of Eltek USA Inc.
Axel Herrmann	56	General Manager, Eltek Europe
Udo Vogt	57	General Manager of Kubatronik

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

Galit Odded joined us in December 2012 as vice president, human resources. Prior to joining us, from 1999 to 2012, Ms. Odded held training and organizational development positions in the following companies: Intel Corp (from 1999 to 2006); Eltek Ltd. (from February 2007 to July 2010); and Siemens (from September 2010 to October 2012), where she gained experience in training, employee and talent development, organizational change, recruiting, team building and employee integration. Ms. Odded holds a B.Sc degree in Biology and Nutrition Science from the Hebrew University of Jerusalem and an M.A degree in Labor Studies from the Tel Aviv University.

Avi Gal was appointed as our vice president, 5S and chief information officer in December 2009 and was appointed as General Manager of Kubatronik in July 2013.  Mr. Gal joined us in August 1986 as an Industrial engineer in shop floor control department.  In 1988, Mr. Gal established our IT department and led the adaptation of a generic ERP system to the PCB sector.  Between 1994 and 2005, Mr. Gal managed his own business, mainly in developing and implementing an ERP System for maintenance, repair and overhaul for the aviation sector.  In 2005, Mr. Gal returned to our company as chief information officer.  Mr. Gal holds a B.Sc. degree in Management and Industrial Engineering from the Technion - Israel Institute of Technology.

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

Udo Vogt joined us in January 2014 and was appointed as General Manager of Kubatronik, our German subsidiary in March 2014. Mr. Vogt has over 17 years of experience as a general manager. From September 2012 to March 2013, Mr. Vogt served as general manager of Wodtke GmbH, a provider of pellet stoves. From August 2005 to August 2012, Mr. Vogt served as general manager of ITW MORLOCK GmbH, a manufacturer of pad printing and ink-jet machines, and associated consumable material. From October 1995 to July 2005, Mr. Vogt served as general manager of the Pfullingen plant of Ruwel AG (now Ruwel International GmbH), a PCB producer. From August 1985 to September 1995, Mr. Vogt worked for Wandel & Goltermann GmbH & Co., a manufacturer of electronic measurement instruments. Mr. Vogt holds an engineering diploma from the University of Stuttgart (M.S. equivalent).

There are no family relationships between any of our directors and executive officers.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2013.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (then consisting of 19 persons)	$2.4 million (1)(2)	$219,000
___________

(1)
During the year ended December 31, 2013, we paid each of our outside and independent directors an annual fee of $10,675 and an attendance fee of $634 per meeting.  These fees are included in the above amount.

(2)	The salaries amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

C.	Board Practices

Introduction

According to the Israeli Companies Law, the role of the board of directors is to formulate a company's policy and to supervise the chief executive officer' exercise of his roles and operations.  According to our articles of association, our chief executive officer has the power to appoint our other executive officers who, together with our chief executive officer, are responsible for our day-to-day management.  The board of directors may exercise any power of the  company which was not assigned to another organ of the company by law or by the articles of association.  The executive officers have individual duties as determined by our chief executive officer and board of directors.

Election of Directors

Our articles of association provide for a board of directors consisting of no less than three and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders.  Our board of directors is currently composed of seven directors.

Generally, at each annual meeting of shareholders, directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting.  All the members of our board of directors (except the external directors as detailed below) may be reelected upon completion of their term of office.  Directors (other than external directors) may be removed earlier from office by a resolution passed at a general meeting of our shareholders.  Our board of directors may temporarily fill vacancies in the board or add to their body until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Mr. Eytan Barak (an external director within the meaning of the Israeli Companies Law) has the requisite “accounting and financial expertise.”

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 16G. “Corporate Governance.”

External and Independent Directors

External directors.  Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Israeli Companies Law), at the time of his appointment, to the chairman of the Company's board of directors, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; (iv) such person is an employee of the Israeli securities authority or an Israeli stock exchange; and (v) such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons mentioned in subsection (ii) above, even if such relations are not maintained on a regular basis. The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of spouse or spouse of any of the above.  The term “affiliation” includes an employment relationship, a material business or professional relationship maintained on a regular and continuous basis, control and service as an office holder excluding service as an external director of a company that is offering its shares to the public for the first time.  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed all members of the board of directors who are not the controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  Our external director, Mr. Eytan Barak, has “accounting and financial expertise” and our other external director, Ms. Ophira Rosolio-Aharonson, has “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

External directors are elected by shareholders.  The shareholders voting in favor of their election must include at least a majority of the shares of the non-controlling shareholders (and those who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) of the company voting on the matter (not including abstaining votes).  This majority approval requirement need not be met if the total shareholdings of those non-controlling shareholders (and those who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) voting against their election represent 2% or less of all of the voting rights in the company.  External directors serve for a three-year term, which may be renewed for two additional three year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term; or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company on the matter, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relationship with any controlling shareholder and excluding abstentions, provided that the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholders voted in favor of the reelection of the nominee constitute more than 2% of the voting rights in the company, and provided further that at the time of such nomination or in the two years preceding such nomination, such external director or his relative are neither the shareholder who proposed such nomination, or a shareholder holding 5% or more of the company's issued share capital or voting power, in each case who, or whose controlling shareholder or any entity controlled by them (i) has business relations with the company, or (ii) is a competitor of the company.

External directors cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director has breached the external director´s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director has breached his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.  Each committee that is authorized to exercise powers that are usually vested in the board of directors must include at least one external director and the audit committee and compensation committee must each include all of the external directors.  An external director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Ms. Ophira Rosolio-Aharonson was elected to serve as an external director at our 2012 annual general meeting of shareholders for a third three-year term, and Mr. Eytan Barak was elected to serve as an external director at our 2011 annual general meeting  for a second three-year term.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC.  However, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Israeli Companies Law, as previously discussed.    In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.

Also, pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an external director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years. For this purpose, a hiatus of less than two years of  service will not be deemed to be an  interruption in the continuation of service.

Our Audit Committee is comprised only of directors who are independent under the requirements of the Israeli Companies Law and also meet the independence requirements under the NASDAQ and the SEC rules.

Committees of the Board of Directors

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors.

The audit committee may not include the chairman of the board of directors, the controlling shareholder (or any of the controlling shareholder's relatives), any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, any director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his or her income from the controlling shareholder.  The chairman of the audit committee must be an external director.  A majority of the members of the audit committee constitutes a quorum, provided that the majority of the members present at the meeting are independent directors (within the meaning of the Israeli Companies Law) and at least one external director is present at the meeting.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee meets at least once each quarter.  Under the Israeli Companies Law, the roles of the  audit committee are (i) to identify deficiencies in the management of our business, including in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such deficiencies; (ii) to define whether certain acts and transactions that involve conflicts of interest are material or and to define whether transactions that involve interested parties are extraordinary or not, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis); (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee;  (iv) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (v) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the company’s size and special needs, and to review his annual plan and approve it should the company's articles of association require the approval of the Board for such plan; and (vi) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control and (vi) to set procedures for handling of complaints made by company’s employees in connection with management deficiencies and the protection to be provided to such employees.

The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

In the event the audit committee has discovered a material deficiency in the company’s business operations, it must hold at least one meeting regarding such deficiency, at which the internal auditor or the independent accountants must be present and in which office holders who are not members of the audit committee may not participate, except for the presentation of their position.

Our audit committee consists of three members of our board of directors who satisfy the respective requirements of the SEC, NASDAQ and Israeli law for the composition of the audit committee.  Our audit committee is currently composed of Messrs. Barak and Marmorstein and Ms. Rosolio-Aharonson.

Compensation Committee

Effective December 2012, Israeli law requires our Board of Directors to appoint a compensation committee which must be comprised of at least three directors, including all of the external directors, which shall be a majority of the members of the compensation committee and one of whom must serve as chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a controlling party, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the non-Israeli jurisdiction where the company’s securities are traded. Other than the external directors, the rest of the members of the compensation committee shall be directors who will compensation for their role as directors only in accordance with Israeli Companies Law regulations applicable to the compensation of external directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage.

On January 9, 2014, our shareholders approved a compensation policy for our company.  The compensation policy must be approved every three years by our compensation committee, board of directors and shareholders, voting with a special majority (in that order). The compensation policy is based on and references certain matters and provisions set forth in the Israeli Companies Law, which include: (i) promoting our company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for our company’s office holders, considering, among other things, our company’s risk management policy; (iii) our company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of our company’s profits, with a long-term view and in accordance with his or her position. For further details, see our proxy statement for a special general meeting held on January 9, 2014, which we filed with the SEC on December 5, 2013 under Form 6-K.

Our compensation committee is currently composed of Ms. Rosolio-Aharonson (Chairman of the committee) and Messrs. Marmorstein and Barak.

Banking Committee

In March 2014, our Board of Directors established a banking committee, which was authorized to adopt resolutions on behalf of the Board in respect of banking activities, including opening of new accounts and signing credit agreements of up to $9 million.

Our banking committee is currently composed of Mr. Nissan and Ms. Rosolio-Aharonson.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty.   If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care with respect to distributions.

Our articles of association allow us to exculpate any office holder from his or her liability to us for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. We provided an exemption letter to each of our directors and officers, and agreed to provide the same to our future office holders.

Insurance of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with  respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holder’s duty of care to the company or to another person; (ii) a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not prejudice the company’s interests; or (iii) a monetary liability imposed upon the office holder in favor of another person.

Our articles of association provide that, subject to any restrictions imposed by applicable law, we may procure, and/or undertake to procure, insurance covering any past or present or future office holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

Without derogating from the above, we may enter into a contract to insure the liability of an office holder for an obligation imposed on such office holder in consequence of an act or omission done in such office holder’s capacity as an office holder, in the following case: expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law of 1968 (as amended), or the “Securities Law”, or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

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

Our articles of association provide that we may indemnify an office holder retroactively for certain obligations or expenses imposed on such office holder in consequence of an act or omission done in such office holder’s capacity as an officer in our company. These obligations and expenses include:

i.
a monetary obligation imposed on the office holder in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

ii.
reasonable litigation expenses, including advocates’ professional fees, incurred by the office holder pursuant to an investigation or a proceeding commenced against the office holder by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on the office holder in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on the office holder in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction;

iii.
reasonable litigation expenses, including advocates’ professional fees, incurred by the office holder or which the office holder is ordered to pay by a court, in proceedings filed against the office holder by the company or on its behalf or by another person, or in a criminal indictment in which the office holder is acquitted, or in a criminal indictment in which the office holder is convicted of an offence that does not require proof of criminal intent;

iv.
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law; and

v.	payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

Our articles of association also provide that we may undertake to indemnify in advance an office holder, in accordance with the conditions set under applicable law, in respect of the obligations or expenses specified in (i)-(v) above, provided that such undertaking is limited to types of events which in the board of directors’ opinion may be anticipated, in light of our company’s activities, at the time of granting the indemnity undertaking, and to an amount or criteria which the board of directors determines is reasonable in the circumstances of the case, both of which are to be specified in the indemnification undertaking.

According to our compensation policy, the total amount of indemnification that our company undertakes towards all persons whom it has resolved to indemnify, jointly and in the aggregate, shall not exceed an amount equal to $2 million but in no event more than twenty five percent (25%) of the net equity of our company.

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

We have agreed to indemnify our office holders for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Israeli Companies Law 5759-1999, including financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent, all subject to Israeli law and certain limitations in the agreements. The aggregate amount we may pay our office holders pursuant to our indemnification undertaking may not exceed, jointly and in the aggregate, $2 million but in any event not more than 25% of our company’s net equity. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million.  Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

D.	Employees

As of December 31, 2013, we employed 345 full-time employees in Israel, of which 220 were employed in manufacturing services, 40 in process and product engineering, 46 in quality assurance and control, 15 in sales and marketing and 24 in finance, accounting, information service and administration. As of December 31, 2012, we employed 343 full-time employees in Israel, of which 221 were employed in manufacturing services, 39 in process and product engineering, 43 in quality assurance and control, 15 in sales and marketing and 25 in finance, accounting, information service and administration.  As of December 31, 2011, we employed 335 full-time employees in Israel, of which 215 were employed in manufacturing services, 39 in process and product engineering, 43 in quality assurance and control, 15 in sales and marketing and 23 in finance, accounting, information service and administration.

In addition, Kubatronik, our subsidiary in Germany, employed 44 full-time employees and five part-time employees as of December 31, 2013, 45 full-time employees and five part-time employees as of December 31, 2012, and 46 full-time employees and five part-time employees as of December 31, 2011.

Eltek USA, a wholly-owned Delaware subsidiary, employed three full-time employees as of December 31, 2013 and four employees as of December 31, 2012 and 2011.

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause, equivalent to a one month salary for each year of employment with the company.  Most of our employees are covered by pension plans providing customary benefits including retirement and severance benefits.  Some of our employees are covered by life and pension insurance policies providing similar benefits.  We contribute 8.33% of base salaries to the employees’ pension funds or life pension insurance policies to cover our liability for severance pay.  Pursuant to Section 14 of the Israeli Severance Pay Law, if a company contributes to an employee’s pension fund or severance fund, then the employee is entitled only to the severance amounts accumulated in such fund(s) upon resignation from the company or termination by the company, and the company is not obligated to make additional payments to the employee upon termination of employment with the company.

With respect to pension benefits, we contribute between 6.0% to 7.5% of base salaries to the employees’ pension plans and between 6.0% to 7.5% to those employees who have life insurance policies.  The employees who have pension plans contribute between 5.5% to 7.0% of base salaries to their pension plans, and the employees who have life insurance policies contribute 5.0% of their base salaries to their policies.

We also contribute between 1% to 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and certain others and such employees have to match such contribution, up to 2.5% of their base salaries.

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 6.75% of the salary (6.5% in 2013) and the employee contribution to the National Insurance Institute is at the rate of 12.0% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 43,240 (approximately $12,350) in 2014, the same as in 2013, and NIS 41,850 in 2012 (approximately $10,850).  In the year ended December 31, 2013, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.4% of the salaries.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 24, 2014 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Yitzhak Nissan	5,122,095	50.5%

Arieh Reichart	85,515	0.8%

All executive officers and directors as a group (19 persons)*	5,207,610	51.3%
__________

*As of April 24, 2014, except for Messrs. Nissan and Reichart , none of our directors or executive officers held any ordinary shares or options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information as of April 24, 2014 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Ltd. (3)	5,122,095	50.5%
Yitzhak Nissan (3)	5,122,095	50.5%
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

(2)	The percentages shown are based on 10,142,762 ordinary shares issued and outstanding as of April 24, 2014.

(3)	Nistec Ltd. is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec.

Significant Changes in the Ownership of Major Shareholders

On August 19, 2013, we entered into an agreement to issue and sell 3,532,655 ordinary shares of our company, nominal value NIS 0.6 each, to Nistec for $4.2 million. Nistec is controlled by Yitzhak Nissan, who beneficially owns all of the shares owned by Nistec. Also on August 19, 2013, Nistec purchased 1,589,440 of our ordinary shares from Merhav M.N.F. Ltd., which at the time held 24.1% of our outstanding ordinary shares. The total consideration paid by Nistec in the two transactions was $6.5 million. Nistec obtained a portion of those funds from a loan extended by Bank Leumi Le’Israel, and the shares that Nistec acquired constitute collateral for the loan.

As a result of these transactions, which were closed on November 1, 2013, Nistec acquired 50.5% of our ordinary shares, which constitute 50.5% of our issued share capital on a fully diluted basis, and Nistec gained control of our company. Several of our directors resigned, and four new directors were nominated and elected, including Yitzhak Nissan, who was elected Chairman of our Board of Directors. We also approved compensation terms for the directors, indemnification agreements between our company and our new directors, granted exculpation letters to our directors and officers, granted waiver and release letters to our then-current directors and officers, and purchased a run-off insurance policy for our then-current directors and officers. We also amended our Articles of Association along with our issuance of the shares to Nistec. Nistec and Yitzhak Nissan have the shared power to vote, dispose of, direct the vote of, and direct the disposition of the 5,122,095 ordinary shares of our company beneficially owned by Nistec.

Major Shareholders Voting Rights

Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

Based on the information provided to us by our transfer agent, as of April 22, 2014, there were 17 holders of record of our ordinary shares, of which 12 record holders holding approximately 48.6% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 48.3% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

Until November 2013, our former principal shareholder Mr. Josef Maiman (through entities under his control) owned Gadot, one of our major raw material suppliers. For the periods ended October 31, 2013 and December 31, 2012 and 2011, we purchased raw materials from Gadot in the aggregate amount of $3.4 million, $3.3 million, and $2.7 million, respectively.  As of December 31, 2012 and 2011, our accounts payable to Gadot amounted to $1.3 million, and $1.0 million, respectively. As of December 31, 2013, Gadot was not a related party to us.  Our transactions with Gadot are carried out on an arm’s-length basis.  The nature of our business relationship with Gadot did not change following the acquisition of Gadot by Mr. Maiman in 2008, nor did the scope of our annual purchases of alternative raw materials, other than to the extent that the amount of our purchases has increased as our use of raw materials has increased.  According to the Israeli Companies Law, we were required to present the transaction for the approval of our shareholders, and it was approved in our 2011 annual general meeting of shareholders.

In connection with our investment agreement signed in August 2013 with Nistec for Nistec’s acquisition of a controlling stake in our company, we entered into several transactions with Nistec and undertook several undertakings in favor of Mr. Yitzhak Nissan, who is the owner of Nistec, and other directors who were elected pursuant to Nistec’s acquisition of a controlling stake in our company. These transactions and undertakings included, among others:

•	A registration rights agreement with Nistec;

•	A management agreement with Nistec;

•	A finder’s fee to be paid to Merhav M.N.F. Ltd.; and

•	Approvals of compensation, indemnification, exculpation, waiver and release, run-off insurance, and directors’ and officers’ insurance policies, in favor of directors of our company.

For details regarding these transactions, see the proxy statement we filed with the SEC under Form 6-K on September 12, 2013.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 18 hereof.

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

On January 1, 2014, we received notice dated December 31, 2013, from Meitav, the water company of the Petach Tikva municipality, requesting payment of fees totaling NIS 962,186 ($273,000) excluding VAT, for alleged discharges of "forbidden" industrial wastewater into the municipal sewage system, on the basis of three samplings conducted by Meitav on Eltek’s premises during 2013. These samplings covered water consumption of 35,000 cubic meters of water out of 55,000 cubic meters consumed in 2013, thus we may be subject to an additional potential payment request of NIS 500,000 ($142,000).  We are currently reviewing and assessing the demand of payment. Based on current information, we dispute the method of samplings conducted (Grab Samplings instead of Complex Samplings) and the location the samples were retrieved from. We will also examine the legitimacy of Meitav’s Wastewater Monitoring Plan and the legality of its execution. We also believe that the new suggested Water and Sewage Corporations Rules (discharge of Industrial Wastewater into the Sewage System), 5774 - 2013 draft, published by the Water Authority, supports our argument as to the method of samplings conducted on our premises. We will also exercise our right of hearing and intend to appeal, if necessary, to the proper forum. In addition, one of the remedies requested in a petition held in the Israeli Supreme Court of Justice filed by the Manufacturers Association of Israel against the Water Authority, is a cancelation of all hanging demands of payment. At the same time, we are involved in discussion with Meitav, presenting our plans to invest in its Wastewater Treatment Facility, in order to eliminate the demand for payment. Management believes that that we have good arguments against such demand for payment and believes that we will not be liable to pay to Meitav any additional amounts beyond the amounts provided for in the financial statements.

If we are found to be in violation of environmental laws, then in addition to fees, we could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.

In addition, in connection with the change of control of our company that resulted from Nistec’s acquisition of a controlling stake in our company, Israeli law requires us to obtain a new business permit in order to continue operating our business. We have submitted an application for this permit, but we have not yet received the new permit. The new permit is expected to be subject to certain conditions, especially certain conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly.

Employee Related Matters

Two lawsuits have been filed against us in May 2008 and in March 2012 by two employees alleging that they had suffered personal injuries during their employment with us and are seeking aggregate financial compensation of approximately $180,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Five other employees notified us between January 2011 and July 2013 that they allegedly suffered personal injuries during their employment with us. Of these four employees, one is seeking compensation of $170,000 and the others did not state their claim amount. We submitted the claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

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

According to the Israeli Companies Law, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due.  Notwithstanding the foregoing, dividends may be paid even if not out of profits, with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due.  Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event cash dividends are declared, such dividends will be paid in NIS.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low
2009	$1.70	$0.66
2010	$1.82	$0.84
2011	$1.85	$0.91
2012	$1.69	$0.87
2013	$3.95	$1.07

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

2012
First Quarter	$1.69	$1.21
Second Quarter	$1.67	$1.14
Third Quarter	$1.52	$1.03
Fourth Quarter	$1.39	$0.87

2013
First Quarter	$1.40	$1.09
Second Quarter	$1.40	$1.07
Third Quarter	$1.80	$1.08
Fourth Quarter	$3.95	$1.23

2014
First Quarter	$2.87	$2.18

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
Month
September 2013	$1.4	$1.23
October 2013	$1.3	$1.23
November 2013	$3.95	$1.23
December 2013	$2.88	$2.13
January 2014	$2.87	$2.23
February 2014	$2.47	$2.18
March 2014	$2.80	$2.20
April 2014 (through April 22, 2014)	$2.44	$2.10

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, a director cannot vote on a proposal, arrangement or contract in which he or she is has personal interest in, nor be present in the discussion relating to such transaction is considered.  In addition, our directors' compensation is approved through special procedures prescribed in the Israeli Companies Law. In general, with respect to a director’s compensation, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority (in that order).

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

Generally, at each annual meeting of shareholders, directors are elected by a vote of the holders of a majority of the voting power represented and voting on the matter.  All the members of our board of directors (except our external directors) may be reelected upon completion of their term of office.  For information regarding the election of our external directors, see Item 6C. “Directors, Senior Management and Employees – Board Practices – External and Independent Directors.”

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

Annual and Extraordinary Meetings of Shareholders

The board of directors must convene an annual general meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  In addition, the board of directors must convene a special general meeting of the shareholders upon the demand of any of: two of the directors, 25% of the nominated directors; one or more shareholders holding at least 5% of our company's issued and outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders holding at least 5% of the voting power in our company.  See this Item 10B.  “Additional Information - Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

The quorum required for a shareholders meeting consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital.  A meeting adjourned for lack of a quorum is adjourned by seven business days, at the same time and place, or any later time and place as the board of directors designate in a notice to the shareholders.  The requisite quorum at an adjourned general meeting will be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Israeli Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and (ii) in any other event - one or more shareholders, present in person or by proxy, holding at least one share.  We do not follow the requirements of the NASDAQ Stock Market Rules regarding the quorum at shareholder meetings.  See Item 16G. “Corporate Governance.”

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

Full Tender Offer.  A person wishing to acquire shares of a publicly traded Israeli company who would as a result hold over 90% of the company’s issued and outstanding share capital, or of a certain class of shares, is required by the Israeli Companies Law to make a full tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be.  If (i) the shareholders who do not accept the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, and the majority of shareholders having no personal interest in the offer accepted it; or (ii) shareholders who do not accept the offer hold less than 2% of the issued share capital of the company; then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  However, the shareholders may petition the court to determine the consideration for the acquisition if the consideration is less than the shares’ fair value (unless the acquirer has specified in the tender offer that any shareholder tendering his shares will not be entitled to such appraisal rights).  If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

Special Tender Offer. The Israeli Companies Law provides that an acquisition of control bloc of shares in a public Israeli company must be made by means of a special tender offer if as a result of the transaction the acquirer could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law (as described below) is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. Such exemptions include: (a) acquisition of shares issued pursuant to a private placement approved by a general meeting of the company as a private placement intended to provide the purchaser with holdings of 25% or more of the voting rights in the company, if there is no other shareholder of the company who holds more than 25% of the voting rights in the company, or with holdings of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, (b) acquisition of shares from a holder of 25% or more of the voting rights in the company following which the purchaser will hold 25% or more of the voting rights in the company, or (c) acquisition of shares from a holder of 45% or more of the voting rights in the company following which the purchaser will hold 45% or more of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (disregarding holders who control the offeror and who have a personal interest in the acceptance of the offer or the holder of 25% or more of the voting rights of the company, any of their relatives, or corporations controlled by any of the above).

If a special tender offer is accepted, then the purchaser, any corporation controlled by it, or any person or entity controlling it or under common control with the purchaser may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.  The Israeli Companies Law permits merger transactions between Israeli companies, if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened with prior notice of at least 35 days. A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

    Since our company was incorporated prior to the entry into effect of the Companies Law, a merger transaction requires the approval of a special majority of 75% or more of the shareholders voting on the matter (disregarding abstentions For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting (disregarding abstentions) that are held by any of (1) parties other than the other party to the merger, (2) parties who hold 25% or more of the voting rights or any means of control or the right to appoint 25% or more of the directors of the other party, or (3) anyone on such parties’ behalf, including relatives of such parties and corporations controlled them, vote against the merger. If, however, the merger involves a merger with a company’s own controlling party or if the controlling party has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling parties.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated until at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the acquiring company. A merger is not subject to the approval of the shareholders of the acquiring company in any of the following events:

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

•
neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the acquiring company and there is no person that holds 25% or more of the means of control in both companies.

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

August 2013 Investment Agreement. On August 19, 2013, we entered into an agreement to issue and sell 3,532,655 ordinary shares of our company, nominal value NIS 0.6 each, to Nistec for $4.2 million. Nistec is controlled by Yitzhak Nissan, who beneficially owns all of the shares owned by Nistec. Also on August 19, 2013, Nistec purchased 1,589,440 of our ordinary shares from Merhav M.N.F. Ltd, which at the time held 24.1% of our outstanding ordinary shares. The total consideration paid by Nistec in the two transactions was $6,500,000. Nistec obtained a portion of those funds from a loan extended by Bank Leumi Le’Israel in the amount of approximately $4,755,165 (based on the exchange rate between the NIS and the dollar published by the Bank of Israel on the date of the transactions), and the shares that Nistec acquired constitute collateral for the loan. As a result of these transactions, Nistec acquired 50.5% of our ordinary shares, which constitute 50.5% of our issued share capital on a fully diluted basis, and Nistec gained control of our company. Several of our directors resigned, and four new directors were nominated and elected, including Yitzhak Nissan, who was elected Chairman of our Board of Directors. We also amended our Articles of Association along with our issuance of the shares to Nistec. Nistec and Yitzhak Nissan have the shared power to vote, dispose of, direct the vote of, and direct the disposition of the 5,122,095 ordinary shares of our company beneficially owned by Nistec.

Registration Rights Agreement. In connection with our investment agreement with Nistec, on August 19, 2013 we entered into a registration rights agreement with Nistec, pursuant to which we agreed to register under the Securities Act of 1933 some or all of the ordinary shares sold to Nistec upon its “demand,” at any time after one year following the consummation of the sale. Nistec is entitled to an aggregate of four demand registrations, subject to certain conditions. We also agreed to grant Nistec “piggyback” registration rights that allow it to include its ordinary shares in any public offering of equity securities initiated by us. We may postpone or withdraw the filing or the effectiveness of a piggyback registration at any time in our sole discretion. Under the registration rights agreement, we also agreed to indemnify Nistec against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell ordinary shares, unless such liability arose in reliance upon information furnished in writing by Nistec. We will pay all expenses incurred by our company in connection with any such registrations in addition to reasonable fees and disbursements of counsel to Nistec. The selling expenses relating to the ordinary shares owned by Nistec will be borne and paid by Nistec.

Management Agreement. Under the terms of the investment agreement with Nistec and as a condition thereof, and since Nistec has significant experience and skills in the markets in which we operate, on August 19, 2013 we entered into a management agreement with Nistec which became effective as of the closing of the investment agreement. Under the management agreement, Mr. Yitzhak Nissan, the owner of Nistec, will serve as the chairman of our Board of Directors. As such, Mr. Nissan will  provide us with the following services: (a) coordination of the activities of our Board of Directors with respect to the development  of the long term strategy for our company; (b) guidance to our Board of Directors with respect to the implementation by management of its strategy, work plans and budget, as shall be determined from time to time by our Board of Directors; (c) coordination of the activities of our Board of Directors with respect to the regulation and implementation of proper corporate governance practices; (d) coordination of the activities of our Board of Directors for the purpose of the approval of quarterly and annual financial statements and reports; (e) development and retention of relations with current and future strategic investors; (f) general guidance and management of the activities of our Board of Directors; (g) advancement of our company’s efforts with respect to the realization of its business development strategy, including the pursuit of mergers and acquisition opportunities in cooperation with the chief executive officer of our company; (h) coordination of the activities of our Board of Directors with respect to the definition of strategic financial targets and in attaining said targets; and (i) guidance in the optimization and steps to be taken to increase the efficiency of our company’s production and operation systems. In consideration for performing the above services, we agreed to pay Nistec a monthly fixed fee of NIS 90,000, plus applicable VAT. Reimbursement of expenses will be subject to our company’s policy approved in advance by the Audit Committee and shall not exceed an aggregate amount of NIS 10,000 per calendar quarter. The management agreement will be in force for a term of three years, subject to any applicable law.

Finder’s Fee. Also in connection with our investment agreement with Nistec, on August 19, 2013 we agreed to pay a one-time finder’s fee of $200,000 (plus applicable VAT) to Merhav, for introducing Nistec to us and facilitating the transaction contemplated by the investment agreement.

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel for 2012 -2013 was 25% and was increased to 26.5% in 2014 and onwards.  However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise” or a “benefited enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

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

Prior to January 1, 2011, the tax laws and regulations dealing with the adjustment of taxable income for local inflation provided that Industrial Enterprises, such as us, were eligible for special rates of depreciation deductions.  These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and generally range from 20% to 40% on a straight-line basis, a 30% to 50% on a declining balance basis for equipment first put into operation on or after June 1, 1989 (instead of the regular rates which are applied on a straight-line basis).  The applicable regulations are valid for machinery whose first operation was not later than December 31, 2013.

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

Eligibility for benefits under the Industry Law is not contingent upon the prior approval of any Government agency.  There can be no assurance that we will continue to so qualify, or will be able to avail ourselves of any benefits under the Industry Law in the future.

Tax Benefits Under The Law for the Encouragement of Capital Investments, 1959

General

One of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended in 2005, or the Investment Law, which provides certain tax benefits to investment programs of an “approved enterprise” or “benefited enterprise.”  Our benefited enterprise was converted from a previously approved enterprise program pursuant to the approval of the Israel Tax Authority that we received in September 2006.  The period of tax benefits for the benefited enterprise has not yet commenced and will expire no later than 2016 (as further discussed below). We have elected 2012 as the base year for the second benefited period.

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

A company that owns an approved enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the “alternative benefits track.”  The tax benefits of a benefited enterprise include lower tax rates or no tax depending on the area and the track chosen, lower tax rates on dividends and accelerated depreciation.  In order to receive benefits in the grant track or the alternative benefit track, the industrial enterprise must contribute to the economic independence of the Israeli economy, be competitive and contribute to the gross local product in one of the manners stipulated in the Investment Law.  Tax benefits would be available, subject to certain conditions (described below), to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market.

On September 20, 2006, we received a pre-ruling from the Israeli Tax Authority confirming that our most recent investment program will be deemed a “benefited enterprise” instead of its former “approved enterprise” status.  Pursuant to such pre-ruling, the former approved enterprise status of that investment plan was terminated by the Investment Center.  The benefited enterprise status granted to our investment program provides for a tax exemption on undistributed earnings derived from the program for two years and a reduced tax rate for the remainder of the benefit period (see below).  The benefit period with respect to such program has not yet commenced, and will expire no later than 2016. The second benefited period with a respect to such program has not yet commenced, and will expire no later than 2023.

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

Dividends paid out of income derived from an approved enterprise or benefited enterprise (or out of dividends received from a company whose income is derived from an approved enterprise or benefited enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source).  The rate of 20% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter.  A company which elects the alternative benefits track will be subject to corporate tax at the otherwise applicable rate of not more than 25% (or lower in the case of a qualified foreign investor’s company which is at least 49% owned by non-Israeli residents) in respect of the gross amount of the dividend if it pays a dividend out of income derived from its approved enterprise or benefited enterprise during the tax exemption period.  Dividends paid to a qualifying non-resident out of the profits of a benefited enterprise subject to 11.5% corporate tax are subject to withholding tax at the rate of 4%.

The tax benefits available to a benefited enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Investment Law and its regulations and the terms of the pre-ruling that we received from the Israeli Tax Authority.  If we fail to comply with these conditions, the tax and other benefits may be discontinued, in whole or in part, and we might be required to pay the monetary equivalent of the tax benefits we received, plus CPI linkage differences and interest

A company that qualifies as a foreign investor’s company is entitled to further tax benefits relating to its benefited enterprises.  Subject to certain conditions, a foreign investor company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors), and of whose combined share and loan capital, is owned, directly or indirectly, by persons who are not residents of Israel.  Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved and benefited enterprises (up to a total period of ten years, compared to a normal period of seven years) and further tax benefits (a reduced corporate tax rate of 10%-20%) should the foreign investment reach or exceed 49%.  The rate of 15% applicable to dividends is effective for an unlimited period.  No assurance can be given that we currently qualify or will qualify in the future as a foreign investor’s company.

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

In accordance with the amendment and a further amendment made during 2013, a Preferred Enterprise is entitled to a reduced corporate tax rate of 15% with respect to income derived by its Preferred Enterprise in 2011-2012, unless it is located in a certain development zone, in which case the rate will be 10%.  Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was raised to 16% and 9% in 2014 and thereafter, respectively.

Under the amendments, dividends distributed out of income attributed to a Preferred Enterprise are subject to withholding tax at source at the rate of 20% (or lower, under an applicable tax treaty).  However, upon the distribution of a dividend to an Israeli company, no withholding tax will be remitted.

The 2010 amendment applies to income generated as of January 1, 2011.  Under the transitional provisions of the amendment, we may decide to irrevocably implement the amendment to the Investment Law while waiving benefits provided under the Investment Law as in effect prior to the amendment or to remain subject to the Investment Law as in effect prior to the amendment.  We may elect to implement the amendment by May 31 of any year, with regard to that tax year and the following tax years. Electing to implement the amendment is irreversible.

We comply with the conditions provided in the amendment to the Law for the Encouragement of Capital Investments for inclusion in the scope of the tax benefits track. We intend to implement the Amendment in future tax year. Therefore, the deferred tax balance as of December 31, 2013 was calculated based on the rate provided by the Amendment.

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

Subject to certain transitional provisions relating to capital gains derived from the sale of assets, including our shares, purchased prior to January 1, 2003, the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange and on dividends, is generally a uniform rate of 25% for individuals (and 26.5% for corporate bodies) and 30% for substantial individual shareholders (who are, generally, shareholders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months before the sale).  Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from a benefited enterprise or stems from income derived or accrued outside of Israel.

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

Taxation of Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% or 30% as described above), 12.5% for dividends not generated by a benefited enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power for a designated period, and 15% for dividends generated by a benefited enterprise applies, unless a different rate is provided, based on a treaty between Israel and the shareholder's country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%.  However, under the Investment Law, dividends generated by an approved enterprise (which approved plan was approved before January 1, 2014) or benefited enterprise are, generally, taxed at the rate of 15%.

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

United States Federal Income Taxation

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	regulated investment companies or real estate investment trusts,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	taxpayers whose functional currency is not the dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise of employee stock options or otherwise as compensation for services,

•	investors who actually or constructively own, or have owned, 10 percent or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or a conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Taxation of Distributions

Subject to the discussion, below, under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as capital gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a dollar amount calculated by reference to the exchange rate in effect on the day such dividends are distributed, regardless of whether the payment is in fact converted into dollars. A U.S. Holder who receives payment in NIS and converts NIS into dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS and converting NIS into dollars.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign income tax that is eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against U.S. income tax in determining such tax liability). The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally are treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for purposes of computing the U.S. foreign tax credit. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The U.S. rules relating to the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently a maximum of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The reduced rate does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The reduced rate also does not apply to dividends received from a passive foreign investment company (see discussion below), in respect of certain hedged positions, or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such sale of other disposition. A cash basis U.S. Holder who receives payment in NIS and converts NIS into dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to foreign currency gain or loss realized on a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer for this purpose (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of our ordinary shares. Any foreign currency gain or loss a U.S. Holder realizes will generally be U.S. source ordinary income or loss.

The U.S. rules relating to foreign currency gains and losses are complex, and you should consult with your tax advisor to determine whether and to what extent you would have to recognize such foreign currency gains or losses.

Passive Foreign Investment Companies

If we were to be classified as a ‘‘passive foreign investment company’’, or a PFIC, in any taxable year, a U.S. Holder would be subject to special rules intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be treated as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to you as a U.S. Holder of ordinary shares, whether you own your ordinary shares  directly or indirectly. Accordingly, you are urged to consult your own tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC in any future taxable year.

If we are treated as a PFIC for any taxable year, dividends on our ordinary shares would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect to "mark to market" your ordinary shares, as described below:

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•
the amount allocated to the current taxable year, and to any taxable years in your holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income in the current year, and

•
the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

If we are a PFIC and any of our non-U.S. subsidiaries is also a PFIC, you will generally be treated as owning a proportionate amount (by value) of the underlying shares of each such subsidiary PFIC.

A U.S. Holder you may make a mark-to-market election only if our ordinary shares are “regularly traded” on a “qualified exchange”.  In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the NASDAQ. However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if you make a mark-to-market election you may continue to be subject to the PFIC rules with respect to your indirect interest in any PFICs we own.

If you elect to mark to market your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of your ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Your adjusted tax basis in your ordinary shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election has been made, in a year in which we are classified as a PFIC, would be treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years) And the source of such gain or loss will be U.S.-source for purposes of the foreign tax credit limitation.  Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, would be capital gain or loss.

If you own our ordinary shares during any year in which we are a PFIC, you may be required file an IRS Form 8621 with respect to our company, typically with your federal income tax return for that year.  U.S. Holders should consult their own tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules to them, including the application of the mark-to-market election.

Net Investment Income Tax

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a financial institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ordinary shares.

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

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at Sgoola Industrial Zone, Petach Tikva 4910101, Israel.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to a variety of market risks, including foreign currency fluctuations and changes in interest rates affecting primarily the interest on short-term credit lines and long-term loans.

Foreign Currency Exchange Risk

Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar and NIS, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS. In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was 6.4% lower in 2013 than 2012 and the average exchange rate for the NIS against the Euro was 3.2% lower in 2013 than 2012, which had a negative impact on our operating results in 2013. The average exchange rate for the NIS against the dollar was 7.8% higher in 2012 than 2011 and the average exchange rate for the NIS against the Euro was 0.5% lower in 2012 than 2011, which had a positive impact on our operating results in 2012.

We estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $200,000 in our operating income.  As of December 31, 2013, we estimate that a devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

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

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2013, the cost of raw materials used in production was $16.3, compared to $14.3 million in 2012.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $160,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  Based on our loans balance at December 31, 2013, a hypothetical increase of 1% in the interest rates would result in an increase of approximately $50,000 in our financial expenses. A hypothetical increase of 1% in the CPI would not have a material impact on our financial and operational expenses.

Credit Risk

We may be subject to significant concentrations of credit risk consisting principally of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in Israel, Europe and the United States.

We perform ongoing credit evaluations of the financial condition of our customers, if such information is available to us.  The risk of collection associated with trade receivables is reduced by the geographical dispersion of our customer base, and our policy of obtaining credit evaluations of the financial condition of certain customers, purchase of insurance for certain receivables, or requiring collateral or security with respect to certain other receivables. However, our business involves selling products to customers for whose credit we do not have full insurance coverage, and we are exposed to risk with respect to our receivables from them.

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

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our company’s principal executive and principal financial officers and effected by our company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2013, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Eytan Barak, an external director, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief listing of Mr. Barak’s relevant experience, see Item 6A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

Services Rendered	2013	2012
Audit (1)	$108,000	$105,000
Audit Related Fees	-	-
Tax (2)	$5,000	$5,000
Total	$113,000	$110,000
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

Neither we nor any affiliated purchaser has purchased any of our securities during 2013.

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

We have notified NASDAQ that we do not comply with the following NASDAQ requirements, and instead follow Israeli law and practice in respect of such requirements:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, we have the mandated three independent directors, within the meaning of the rules of the SEC and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - External and Independent Directors.”

•
The requirements regarding the directors’ nominations process.  Under Israeli law and practice our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 6C. – “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

•
The requirement regarding the quorum for any meeting of shareholders.  Instead, we follow Israeli law and practice which provides that, unless otherwise provided by a company’s articles of association, the quorum required for a general meeting of shareholders is at least two shareholders present who hold, in the aggregate, 25% of the company’s voting rights.  Our articles of association provide that the quorum required for a shareholder meeting consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 33% of the voting rights of the issued share capital.  See Item 10A. “Additional Information - Share Capital - Annual and Extraordinary Meetings of Shareholders.”

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.        EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (1)
4.1	Share Purchase Agreement, dated June 10, 2002, by and among En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat, Mr. Thomas Kubat and Ms. Heike Heidenreich (4)
4.2	Extension of Put/Call Option Agreement, dated May 4, 2005, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (5)
4.3	Second Extension of Put/Call Option Agreement Provisions under the Share Purchase Agreement, dated December 28, 2007, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (6)
4.4	English Translation of Lease Agreement dated June 26, 2002, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (7)
4.5	Addendum to Lease Agreement dated May 13, 2007, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (8)
4.6	Amendment and Supplement to a Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat. (9)
4.7	English Translation of Letter of Extension dated December 18, 2007 to Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat. (10)
4.8	Compensation Policy dated November 28, 2013, approved on January 9, 2014. (11)
4.9	Form of Director and Officer Indemnity Agreement (2)
4.10	Investment Agreement, dated August 19, 2013, by and between the Registrant and Nistec Ltd. (2)
4.11	Bank Hapoalim B.M. Agreements: Summary of Economic Terms; Irrevocable Undertakings (12)
4.12	Israel Discount Bank Ltd. Agreements: Summary of Economic Terms; Irrevocable Undertakings (12)
8.1	List of Subsidiaries of the Registrant (12)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (12)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended. (12)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (12)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (12)

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.PRE*	XBRL Taxonomy Presentation Linkbase Document.
101.CAL*	XBRL Taxonomy Calculation Linkbase Document.
101.LAB*	XBRL Taxonomy Label Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
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

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, and incorporated herein by reference.
(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.
(3)	Filed as Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(4)	Filed as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.
(5)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.
(6)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.
(7)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(8)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.
(9)	Filed as Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference.
(10)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference.
(11)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on December 5, 2013 and incorporated herein by reference.
(12)	Filed herewith.

ELTEK LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Eltek Ltd.

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and its Subsidiaries (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

April 27, 2014

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2013	2012
		$ in thousands
Assets

Current assets

Cash	2	2,514	1,935
Trade accounts receivable, net of allowance for doubtful
accounts		9,127	6,662
Inventories	3	6,109	5,244
Prepaid expenses and other current assets		605	417

		18,355	14,258

Assets held for employees' severance benefits	9	53	47

Fixed assets, net	4	10,108	9,075

Deferred tax assets, long-term	14	2,863	-

Goodwill	5	75	69

Total assets	31,454	23,449

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Balance Sheets

		December 31
	Note	2013	2012
		$ in thousands
Liabilities and shareholders’ equity

Current liabilities
Short-term credit and current maturities of long-term
debt	6	1,818	5,105
Accounts payable:
Trade		9,229	6,110
Related parties	16	-	1,336
Other current liabilities	7	5,311	4,419
		16,358	16,970

Long-term liabilities
Long-term debt, excluding current maturities	8	1,412	728
Employees' severance benefits	9	337	215

Total long-term liabilities		1,749	943

Commitments and contingent liabilities	10

Shareholders’ equity	11
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares, issued and
outstanding 10,142,762 shares as of December 31, 2013
and 6,610,107 as of December 31, 2012		1,985	1,384
Additional paid-in capital		17,270	14,328
Cumulative foreign currency translation adjustments		3,186	2,713
Capital reserves		695	695
Accumulated deficit		(9,885)	(13,708)

Total Eltek Ltd. shareholders’ equity		13,251	5,412

Non-controlling interest		96	124

Total equity		13,347	5,536

Total liabilities, shareholders’ equity and non-
controlling interest		31,454	23,449

/s/ Arieh Reichart	/s/ Amnon Shemer	/s/ Yitzhak Nissan
Arieh Reichart	Amnon Shemer	Yitzhak Nissan
President, Chief Executive Officer	Vice President, Finance and Chief Financial Officer	Chairman of the Board of Directors

Date: April 27, 2014

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Comprehensive Income

		Year ended December 31
	Note	2013	2012	2011
		$ in thousands
		(except profit per share data)
Revenues	12	50,235	45,646	46,830
Cost of revenues	16B	(42,242)	(37,836)	(38,101)

Gross profit		7,993	7,810	8,729

Operating expenses

Selling, general and administrative expenses		(6,722)	(6,040)	(6,155)
Impairment of goodwill		-	(481)	-

Operating profit		1,271	1,289	2,574
Financial expenses, net	13	(439)	(543)	(740)
Other income (loss), net		(26)	2	12

Profit before income tax (expense) benefit		806	748	1,846
Income tax (expense) benefit	14	2,975	(52)	(31)

Net profit		3,781	696	1,815
Net (profit) loss attributable to non-controlling
interest		42	(6)	31

Net profit attributable to Eltek Ltd.		3,823	690	1,846

Other comprehensive income (loss):
Foreign currency translation adjustments	487	78	(377)

Comprehensive income	4,268	774	1,438

Comprehensive loss attributable to
non-controlling interest	(28)	(7)	(44)

Comprehensive income attributable to
Eltek Ltd.	4,296	781	1,482

Basic and diluted net profit per ordinary
share attributable to Eltek Ltd. shareholders	0.53	0.1	0.28

Weighted average number of ordinary
shares used to compute basic and diluted
net profit per ordinary share attributable
to Eltek Ltd. shareholders	7,198,883	6,610,107	6,610,107

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

			Company’s shareholders
							Equity
				Accumulated			attributed to
			Additional	other			Eltek	Non-
	Ordinary		Paid-in	comprehensive	Capital	Accumulated	Ltd. and	controlling
	shares	Amount	capital	income	reserves	deficit	Subsidiaries	interest	Total
	($ thousands, except number of shares)
Balance as of January 1, 2011	6,610,107	1,384	14,328	2,986	695	(16,244)	3,149	175	3,324

Changes during the year
Foreign currency translation adjustments	-	-	-	(364)	-	-	(364)	(13)	(377)
Net profit (loss)	-	-	-	-	-	1,846	1,846	(31)	1,815

Comprehensive income (loss)	-	-	-	-	-	-	1,482	(44)	1,438

Balance as of December 31, 2011	6,610,107	1,384	14,328	2,622	695	(14,398)	4,631	131	4,762

Changes during the year
Foreign currency translation adjustments	-	-	-	91	-	-	91	(13)	78
Net profit	-	-	-	-	-	690	690	6	696

Comprehensive income ( loss)	-	-	-	-	-	-	781	(7)	774

Balance as of December 31, 2012	6,610,107	1,384	14,328	2,713	695	(13,708)	5,412	124	5,536

Changes during the year
Foreign currency translation adjustments	-	-	-	473	-	-	473	14	487
Net profit (loss)	-	-	-	-	-	3,823	3,823	(42)	3,781

Comprehensive income (loss)	-	-	-	-	-	-	4,296	(28)	4,268
Issuance of shares, net of costs	3,532,655	601	2,942	-	-	-	3,543	-	3,543

Balance as of December 31, 2013	10,142,762	1,985	17,270	3,186	695	(9,885)	13,251	96	13,347

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2013	2012	2011
	$ thousands
Cash flows from operating activities:
Net profit	3,781	696	1,815

Adjustments to reconcile net profit to net
cash flows provided by operating activities:
Depreciation and amortization of goodwill	1,739	2,253	2,091
Capital loss on disposal of fixed assets, net	26	-	-
Revaluation of long term loans	1	25	58
Increase in deferred tax benefit	(3,012)	-	-
Changes in employee severance benefits, net	217	53	68

Decrease (increase) in trade receivables	(1,531)	2,339	(2,016)
Decrease (increase) in other receivables and prepaid
expenses	46	(58)	(68)
Increase in inventories	(451)	(670)	(487)
Increase in income tax payable	-	-	8
Increase (decrease) in trade payables	655	(147)	621
Increase in other liabilities and accrued
Expenses	147	281	324

Net cash provided by operating activities	1,618	4,772	2,414

Cash flows from investing activities:
Purchase of fixed assets, net	(950)	(1,234)	(882)

Net cash used in investing activities	(950)	(1,234)	(882)

Cash flows from financing activities:
Decrease in short- term credit	(2,577)	(192)	(802)
Repayment of long-term loans	(564)	(1,149)	(1,135)
Proceeds from long-term loans	-	-	474
Proceeds from issuance of shares	3,543	-	-
Repayment of credit from fixed asset payables	(515)	(1,049)	(539)

Net cash used in financing activities	(113)	(2,390)	(2,002)

Effect of translation adjustments	24	(105)	(151)

Net increase (decrease) in cash	579	1,043	(621)
Cash at beginning of the year	1,935	892	1,513

Cash at end of the year	2,514	1,935	892

Supplemental cash flow information:
Income tax paid	110	43	55
Interest paid	356	386	480

Non-cash activities:
Purchase of fixed assets not yet paid	514	1,212	1,377

The accompanying notes are an integral part of these consolidated financial statements.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies

A.           General

Eltek Ltd. ("the Parent”) was organized in Israel in 1970, and the Parent’s shares have been publicly traded on the NASDAQ Capital Market since 1997. Eltek Ltd. and its subsidiaries (see below) are collectively referred to as “the Company”.

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

On August 19, 2013, the Parent entered into an agreement to issue and sell 3,532,655 ordinary shares of the Parent, nominal value NIS 0.6 each, to Nistec Ltd. (“Nistec”), a private company organized under the laws of the State of Israel, for $4.2 million. Nistec is controlled by Yitzhak Nissan, who owns all of the shares of Nistec. Also on August 19, 2013, Nistec purchased 1,589,440 of the Parent’s ordinary shares from Merhav M.N.F. Ltd. , a company owned by Mr. Yosef Maiman, which at the time held 24.1% of the Parent’s outstanding ordinary shares. The total consideration paid by Nistec in the two transactions was $6.5 million, $2.3 directly to Merhav M.N.F Ltd. and $4.2 million to the Parent. Nistec financed a portion of those funds from a loan extended by Bank Leumi Le’Israel, and the shares that Nistec acquired constitute collateral for the loan.

As a result of these transactions, which closed on November 1, 2013, Nistec acquired 50.5% of the Parent’s ordinary shares, which constitute 50.5% of the Parent’s issued share capital on a fully diluted basis, and Nistec gained control of the Parent.

Kubatronik Leiterplatten GmbH

In June 2002, the Parent established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH (“Kubatronik”).

On June 10, 2002, the Parent acquired 76% of the shares of Kubatronik for ˆ 2.6 million ($2.4 million as of the date of acquisition). The acquisition resulted in the recognition of goodwill in the amount of ˆ1.1 million ($1 million as of the date of acquisition) - see Note 5.

The Parent subsequently incurred a goodwill impairment of approximately $1 million and the goodwill balance as of December 31, 2013and 2012 was $75 and $69, respectively.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

A.           General (cont’d)

Pursuant to the acquisition agreement, the seller has until December 31, 2014, (at which time the period is automatically extended for additional consecutive two-year periods unless otherwise notified in writing by either party upon at least six months prior notice) the right to require the Parent to purchase ("Put Option"), and the Parent has the right to require the seller to sell to the Parent ("Call Option") the seller’s remaining 24% interest in Kubatronik. In May 2012, the seller exercised his option with respect to 3% of his remaining shares of Kubatronik for approximately Euro 69 ($89) for such shares and reduced his share in Kubatronik from 24% to 21%. The exercise price for the seller’s 21% interest in Kubatronik under the Put Option is Euro 483 ($665), and the exercise price for the seller’s remaining holdings in Kubatronik under the Call Option is Euro 513 ($706). The fair value of the above options is calculated based on the Binomial model. Changes in fair value are recorded in the Consolidated Statement of Comprehensive income. See Note 15.

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

D.	Translation of foreign entity operations

The financial statements of foreign subsidiaries are translated into the Parent's functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders’ equity.

E.           Exchange rates and linkage bases

1.	Balances linked to the Israeli Consumer Price Index (“CPI”) are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

	Israeli	Exchange rate	Exchange rate
	CPI	of one US dollar	of one Euro
	Points	NIS	NIS
For the year ended:
December 31, 2013	220.20	3.471	4.7819
December 31, 2012	219.80	3.733	4.9206
December 31, 2011	216.26	3.821	4.9380
	%	%	%
Changes during the year ended:
December 31, 2013	1.8	(7.02)	(2.82)
December 31, 2012	1.6	(2.30)	(0.35)
December 31, 2011	2.2	7.66	4.22

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

G.           Cash and cash equivalents

Cash and cash equivalents are highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not restricted by a lien.

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2013 is as follows:

	Year ended December 31
	2013	2012	2011
	$ thousands
Opening balance	95	93	340
Additions during the year	-	1	14
Write off of allowance	(9)	-	(263)
Foreign currency translation adjustments	(4)	1	2

Closing balance	82	95	93

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

L.           Goodwill (cont’d)

The Company performs its annual impairment review of goodwill at the beginning of the following year, and when a triggering event occurs between annual impairment tests. The Company recorded an impairment loss of $481 in 2012. See note 5. For 2013, the Company performed a qualitative assessment of goodwill and determined that it is not more likely than not that the fair values of its reporting units are less than the carrying amounts.  Accordingly, no impairment loss was recorded in 2013. See Note 5.

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

O.           Earnings per ordinary share

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

Changes in fair value are recognized in the consolidated statements of comprehensive income as a financing item.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

Q.           Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. Cash is deposited with major financial institutions in Israel, Europe and the United States.

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

See Note 15.

T.           Recently issued accounting standards

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted.  The Company does not expect the provisions of this ASU to have a material effect on the financial statements.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 2 - Cash and Cash Equivalents

	December 31
	2013	2012
Denominated in U.S. dollars	886	431
Denominated in NIS	1,304	872
Denominated in Euro	324	632

	2,514	1,935

Note 3 - Inventories

	December 31
	2013	2012
Raw materials	2,168	2,078
Work-in-process	2,616	2,270
Finished products	1,325	896

	6,109	5,244

Note 4 - Fixed Assets, Net

	December 31
	2013	2012
Machinery and equipment	40,347	36,424
Leasehold improvements	9,321	8,558
Motor vehicles	114	102
Office furniture and equipment	1,653	1,530

Fixed assets	51,435	46,614

Accumulated depreciation	(41,327)	(37,539)

Fixed assets less accumulated depreciation	10,108	9,075

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 were $1,739, $1,772 and $2,091 respectively.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 5 - Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 are as follows:

	December 31
	2013	2012
Balance at the beginning of the year	69	518
Increase due to increase in holding	-	20
Impairment on goodwill	-	(481)
Effect of translation adjustments	6	12

	75	69

Note 6 - Short-term Credit and Current Maturities of Long-term Debt

Banks

	Annual
	interest rate at
	December 31	December 31
	2013	2013	2012
	%
In NIS (linked to the Prime rate)	5.75 - 6.75	1,469	3,774
In U.S. dollars	3.81 - 4.41	110	110
Current maturities of long-term
debt from banks (Note 8)		239	1,221

		1,818	5,105

Note 7 – Other Current Liabilities

	December 31
	2013	2012
Accrued payroll and related benefits	1,134	1,177
Provision for vacation and other employee benefits	1,973	1,642
Net written put option (Note 1A)	554	497
Accrued expenses	812	859
Employees' severance benefits (Note 9D)	115	-
Provision for contingent liabilities (Note 10D)	202	-
Other liabilities	521	244

	5,311	4,419

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 8 - Long-term Debt, Excluding Current Maturities

Banks and others

	Annual
	interest rate at
	December 31	December 31
	2013	2013	2012
	%
Linkage terms
U.S. dollar	5.89 - 8.56	615	1,133
NIS - not linked	6	225	-
Euro	2.17 - 3.86	454	95
NIS - linked to the Prime rate	P+0.9	68	980
U.S. dollar linked to Libor	4-4.5	720	-

		2,082	2,208
Less - current maturities (banks and others)		(670)	(1,480)

		1,412	728

Minimum future payments at December 31, 2013 due under the long-term debt is as follows:

Long-term
Loan
First year	670
Second year	545
Third year and thereafter	867

2,082

Long-term debt (excluding current maturities) includes capital leases in the amounts of $892 and $650 for the years ended December 31, 2013 and 2012, respectively.

For the year ended December 31, 2013 and onward, the Company’s banks require the Company to maintain certain financial covenants. In April 2014, the Company signed a new financial undertakings letter, effective for the financial statements for the year ended December 31, 2013 and onward, pursuant to which it is required to maintain: (i) adjusted shareholders’ equity equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders’ equity excludes certain intangible and other assets. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. As of December 31, 2013, the Company was in compliance with such covenants.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 8 - Long-term Debt, Excluding Current Maturities (cont’d)

Financial covenants in respect of the Company’s credit facilities and long-term debt with another bank require the Company to maintain the greater of shareholders’ equity, excluding certain intangible assets and prepaid expenses (except insurance premiums), of NIS 10 million ($2.6 million), or 11% of the Parent’s total assets (on a non-consolidated basis). As of December 31, 2013, the Company was in compliance with such covenants.

As part of the Company's discussions with the banks for obtaining new lines of credits, the financial covenants may be amended.

As to pledges securing the loans, see Note 10A.

Note 9 - Employee Severance Benefits

Under Israeli law and labor agreements, the Parent is required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

A.
The Parent has an approval from the Israeli Ministry of Labor and Social Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the current deposits in the pension fund and/or with the insurance company exempt it from any additional obligation to the employees for whom such depository payments were made.

B.
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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 9 - Employee Severance Benefits (cont’d)

C.
Kubatronik owns an insurance policy and makes regular deposits with an insurance company for securing pension rights on behalf of one of its former employees.  Such amounts deposited and the related liabilities are reflected in the consolidated balance sheet. In December 2012 the employee resigned from Kubatronik, however his pension entitlement up to the end of his employment with the Company continues.

In respect of its other employees, Kubatronik does not make any deposits for pension or retirement rights, since such deposits are not required under German law.

D.	Total liability for employees’ severance benefits as at December 31, 2013 amounted to $ 452 thousand. The current portion amounting to $115 thousand is recorded in the short-term liabilities.

Expenses recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2013, 2012, and 2011 are $231, $57 and $102, respectively.

Note 10 - Commitments and Contingent Liabilities

A.	Pledges

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

3.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing to such equipment.

B.	Operating leases and other agreements

1.	The premises occupied by the Parent and Kubatronik are leased under two operating agreements that expire in February 2017 and June 2015, respectively.

2.	The Parent has signed several lease and maintenance agreements for production equipment with suppliers of equipment and software. Of such agreements, the main principal agreement expires in June 2017.

3.	Several production machines are leased by Kubatronik under operating agreements which will expire in June 2017.

4.	The Parent’s motor vehicles are leased under operating lease agreements, mainly for three-year terms.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont’d)

B.	Operating leases and other agreements (cont’d)

5.	Minimum future payments at December 31, 2013 due under the above agreements over the next five years and thereafter are as follows:

	Premises	Other
	leases	agreements
First year	1,152	663
Second year	1,099	424
Third year	1,046	277
Fourth year	288	115
Fifth year and thereafter	187	-

	3,772	1,479

Payments required under these agreements are charged to expense by the straight-line method over the periods of the respective leases.

Expenses recorded under these agreements for the years ended December 31, 2013, 2012, and 2011 were $ 1,471, $1,183, and $1,519, respectively.

C.           Indemnification agreement

The Parent entered into an indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer. Such indemnification amount is limited to the lesser of $2,000 or 25% of the Parent’s shareholders' equity.

The Israeli Companies Law provides that an Israeli company cannot exculpate an officer from liability with respect to a breach of his or her duty of loyalty.   If permitted by its articles of association, a company may exculpate in advance an officer from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care with respect to distributions.

The Company’s articles of association allow it to exculpate any officer from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. The Company provided an exemption letter to each of our directors and officers, and agreed to provide the same to future officers.

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

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 10 - Commitments and Contingent Liabilities (cont’d)

D.           Contingent Liabilities (cont’d)

On January 1, 2014, the Parent received a notice dated December 31, 2013, from Meitav, the water company of the Petach Tikva municipality, requesting payment of fees totaling NIS 962 ($273) (plus applicable V.A.T.), for alleged discharges of "forbidden" industrial wastewater into the municipal sewage system, on the basis of three samplings conducted by Meitav on Eltek’s premises during 2013. These samplings covered water consumption of 35,000 cubic meters of water out of 55,000 cubic meters consumed in 2013, thus the Parent may be subject to a potential payment request of approximately NIS 500 ($142).  The Parent is currently reviewing and assessing the demand of payment. Based on current information, the Parent disputes the method of samplings conducted (Grab Samplings instead of Complex Samplings) and the location the samples were retrieved from. The Parent will also examine the legitimacy of Meitav’s Wastewater Monitoring Plan and the legality of its execution. The Parent also believes that the new suggested Water and Sewage Corporations Rules (discharge of Industrial Wastewater into the Sewage System), 5774 - 2013 draft, published by the Water Authority, supports its argument as to the method of samplings conducted on its premises. The Parent will also exercise its right of hearing and intends to appeal, if necessary, to the proper forum. In addition, one of the remedies requested in a petition held in the Israeli Supreme Court of Justice filed by the Manufacturers Association of Israel against the Water Authority, is a cancelation of all pending demands of payment. At the same time, the Parent is involved in discussion with Meitav, presenting its plans to invest in its Wastewater Treatment Facility, in order to eliminate the demand for payment.  Management believes that the Parent has good arguments against such demand for payment and believes that the Parent will not be liable to pay to Meitav any additional amounts beyond the amounts provided for in these financial statements.

If the Parent is found to be in violation of environmental laws, it could be liable for damages and costs of remedial actions and could also be subject to revocation of permits necessary to conduct its business or any part thereof.  Any such liability or revocation could have a material adverse effect on the business, financial condition and results of operations.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)
.
Note 10 - Commitments and Contingent Liabilities (cont’d)

D.           Contingent Liabilities (cont’d)

Employee Related Matters

Two lawsuits have been filed in May 2008 and in March 2012 against the Parent by two employees alleging that they had suffered personal injuries during their employment with the Parent and are seeking aggregate financial compensation of approximately $180 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

In addition, five other employees notified the Parent between January 2011 and July 2013 that they allegedly suffered personal injuries during their employment with the Parent. Of these four employees, one is seeking compensation of $170 and the others did not state their claim amount. The Parent submitted the claims to its insurance company, which informed the Parent that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

Note 11 - Shareholders' Equity

Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31	December 31
	2012 and 2013	2013	2012
Number of shares:
Ordinary shares of par value NIS 0.6 each	50,000,000	10,142,762	6,610,107

Amount in US$
Ordinary shares of par value NIS 0.6 each		1,985,280	1,384,318

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 12 - Revenues

A.           Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31
	2013	2012	2011
Customer A - Sales of
manufactured products	18.4%	17.2%	14.9%

B.           Revenues by geographic areas

	Year ended December 31
	2013	2012	2011
Israel	27,992	21,965	22,866
Europe	10,623	11,583	13,400
North America	6,227	7,664	5,400
Rest of the world	5,393	4,434	5,164

	50,235	45,646	46,830

C.           Fixed assets, net by geographic areas

	Year ended December 31
	2013	2012	2011
Israel	9,534	8,617	7,233
Europe	561	445	503
North America	13	13	10

	10,108	9,075	7,746

Note 13 - Financial Expenses, Net

	Year ended December 31
	2013	2012	2011
Interest and exchange rate expenses on
long-term loans	106	126	166
Expenses on short-term credit and bank
charges	284	281	464
Effect of exchange rate differences on other
expenses and net loss from derivative
instruments	19	137	110
Other financing expenses (income), net	30	(1)	-

	439	543	740

The Company uses forward contracts and options to manage some of its foreign exchange rate exposures. Such transactions were not designated as hedging instruments for accounting purposes.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law")

1.           Beneficiary enterprise

The Parent has production facilities in Israel qualified as “Beneficiary Enterprises” in accordance with the Law, as amended in 2005, which provides certain tax benefits to investment programs of an “Approved Enterprise” or “Beneficiary Enterprise.” The Parent’s first Beneficiary Enterprise was converted from a previously “Approved Enterprise” program pursuant to the approval of the Israel Tax Authority that the Parent received in September 2006. In the past certain of the Parent’s production facilities were granted approved enterprise status pursuant to the Law; however, the benefit periods for such approved enterprises expired in 2005. Additionally, the Parent has elected 2012 as the year of election.

The income generated by the “Beneficiary Enterprise” is exempt from tax over a period of two years, beginning with the year in which the Parent first had taxable income. The period of tax benefit of the first Beneficiary Enterprise has not yet commenced and will expire not later than 2016. The period of tax benefit of the second beneficiary enterprise has not yet commenced and will expire not later than 2023. The benefits are contingent upon compliance with the terms of the Encouragement Law (export rate, etc.). The Parent is currently in compliance with these terms.

A company having a Beneficiary Enterprise that distributes a dividend from exempt income, will be required in the tax year of the dividend distribution to pay company tax on the amount of the dividend distributed (including the company tax required as a result of the distribution) at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax. The Parent did not have exempt income from the above "Beneficiary Enterprise".

2.	Amendment to the Law

On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – “the Amendment”). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment.

Companies can choose not to be included in the scope of the amendment to the Encouragement Law and to stay in the scope of the law before its amendment until the end of the benefits period of its approved/beneficiary enterprise. The 2012 tax year was the last year companies could have chosen as the year of election, providing that the minimum qualifying investment began in 2010.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont’d)

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law") (cont’d)

2.	Amendment to the Law (cont’d)

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland” track and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, which cancelled the planned tax reduction so that as from the 2014 tax year the tax rate on preferred income will be 9% for Development Area A and 16% for the rest of the country.

The Amendment also provides that no income tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties. The Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013 raised to 20% the tax rate on a dividend distributed to an individual and foreign resident out of preferred income as from January 1, 2014.

Furthermore, the Amendment provides relief with respect to the non-payment of tax on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment and the dividend is distributed after the date of the notice (hereinafter – “the relief”). Furthermore, a distribution from profits of the exempt enterprise will be subject to tax by the distributing company.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont’d)

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law") (cont’d)

2.	Amendment to the Law (cont’d)

The Parent complies with the conditions provided in the amendment to the Law for the Encouragement of Capital Investments for inclusion in the scope of the tax benefits track. The Parent intends to implement the Amendment in future tax years. Therefore, the deferred tax balance as of December 31, 2013 was calculated based on the rate provided by the Amendment.

B.           Corporate tax rate

Presented hereunder are the tax rates relevant to the Parent in the years 2011-2013:

2011 – 24%
2012 – 25%
2013 – 25%

On August 5, 2013,the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

Current taxes for the reported periods are calculated according to the tax rates presented above.

C.	Tax losses and tax credits carryforwards

As of December 31, 2013, the Parent’s tax loss carryforwards were approximately $15.9 million operating losses and $4.4 million capital losses and Kubatronik’s tax loss carryforwards were Euro 840 ($1.2 million) for corporate tax and Euro 775 ($1.1 million) for municipal corporate tax. Additionally, the Parent's tax credits carryforward was $952.

The Parent’s tax loss carryforward and tax credits carryforward do not have expiration dates. Kubatronik's tax loss carryforward may be subject to restrictions if a change of control in Kubatronik occurs.

D.	Income tax assessments

The Parent files its income tax return in Israel, Kubatronik and Eltek Europe file their income tax returns in Germany and Eltek USA files its income tax return in the United States.

In Israel, the Parent has received final tax assessments through the 1995 tax year. Assessments through the 2008 tax year are considered final due to statute of limitations. The Israeli tax returns of the Parent may be audited by the Israeli Tax Authorities for the tax years beginning in 2009.

Kubatronik and Eltek Europe have received final tax assessments through the 2010 tax year. The tax returns of Kubatronik and Eltek Europe remain subject to audit for the tax years beginning in 2011. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2009.

The Parent's other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

E.	Profit before tax and income tax expense (benefit) included in the consolidated statements of comprehensive income

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2013	2012	2011
Profit before income tax expense:
Israel	782	495	1,867
Foreign jurisdictions	24	253	(21)

	806	748	1,846
Current tax expense (benefit):
Israel	(41)	-	-
Foreign jurisdictions	78	52	31

	37	52	31
Deferred taxes:
Israel	(3,079)	-	-
Foreign jurisdictions	67	-	-

	(3,012)	-	-

Income tax expense (benefit)	(2,975)	52	31

The deferred tax assets utilized in 2012 and 2011 were $1.1 million and $2.7 million respectively.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

F.	Reconciliation of the theoretical income tax expense (benefit) to the actual income tax expense

A reconciliation of the theoretical income tax expense (benefit), assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2013	2012	2011
Profit before income tax expense (benefit) as
reported in the consolidated
statements of comprehensive income	806	748	1,846

Statutory tax rates	25%	25%	24%
Theoretical tax expense calculated	202	187	443

Other	(118)	15	14
Changed in liability for undistributed income of subsidiaries	132	-	-
Change in valuation allowance	(2,540)	1,095	(492)
Loss on investment in subsidiaries	-	(1,098)	-
Adjustment to net loss carryforward	142
Change in effective corporate tax
rates	(757)	-	287
Tax benefit arising from
“Beneficiating and Preferred
enterprises” (*)	(70)	(146)	(229)
Foreign tax rate differential in
subsidiaries	34	(1)	8

Total	(3,177)	(135)	(412)

Income tax expense (benefit)	(2,975)	52	31

(*) Net earnings per share – amounts of the benefit resulting from the Approved and Preferred Enterprises: 2013- $0.01, 2012- $0.02, 2011- $0.03

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

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31	December 31
	2013	2012
Deferred tax assets:

Net operating loss carryforwards (in Israel)	2,543	1,865
Net operating loss carryforwards (outside Israel)	343	485
Capital loss carryforwards (in Israel)	1,252	1,098
Severance benefits	32	8
Provision for vacation pay	280	174
Tax credit carryforward	952	840
Allowance for doubtful accounts	13	11

Total gross deferred tax assets	5,415	4,481

Less valuation allowance	(1,595)	(4,135)

Net deferred tax assets	3,820	346

Deferred tax liabilities:

Undistributed income of subsidiaries	(134)	-
Fixed assets - differences in depreciation	(635)	(346)

Total gross deferred tax liabilities	(769)	(346)

Net deferred tax assets	3,051	-

Deferred tax assets, short-term (in other current assets)	188	-

Deferred tax assets, long-term	2,863	-

Despite the Company's accumulated profits in Israel during the years ended December 31, 2012 and 2011, the Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 14 - Taxes on Income (cont'd)

               G.             Deferred tax assets and liabilities (cont’d)

During the year, the Parent determined that the deferred tax assets were more likely than not to be realized in future years, based on three years of consistent profits.  Accordingly, the Company reversed the valuation allowance, in the amount of $2.5 million. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. The valuation allowance for deferred tax assets as of December 31, 2013 and 2012, was $1,595 and $4,135 respectively. The net change in the total valuation allowance for each of the years ended December 31, 2013, 2012 and 2011, was an increase (decrease) of $(2,540), $ 1,095 and $(492), respectively.

Certain comparative figures in note 14F and 14G have been changed to reflect changes in the deferred tax assets and liabilities and related valuation allowance.

H.           Accounting for uncertainty in income taxes

For the twelve-month periods ended December 31, 2013, 2012 and 2011, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Note 15 - Financial Instruments and Risk Management

The Company measures its long-term bank loans and net written put option (see Note 1A) at fair value. In accordance with ASC 820-10, the Company’s long-term bank loans and foreign currency derivative contracts are classified within Level 2, because they are valued utilizing market observable inputs. The net written put option is classified within Level 3 because it is valued using a Binomial model which utilizes significant inputs that are unobservable in the market such as expected stock price volatility, risk-free interest rate and the dividend yield, and remaining period of time the options will be outstanding before they expire.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 15 - Financial Instruments and Risk Management (cont’d)

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012, aggregated by the level in the fair-value hierarchy within which those measurements fall:

			Quoted prices	Significant
	December 31,	December 31,	in active	other	Significant
	2013	2013	markets for	observable	unobservable
	Carrying		identical assets	inputs	inputs
	Amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Liabilities :

Long-term debt	788	704	-	704	-

Net written put option	554	554	-	-	554

Total	1,342	1,258	-	704	554

			Quoted prices	Significant
	December 31,	December 31,	in active	other	Significant
	2012	2012	markets for	observable	unobservable
	Carrying		identical assets	inputs	inputs
	Amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Liabilities :

Long-term debt	1,296	1,271	-	1,271	-

Net written put
option	497	497	-	-	497

Total	1,793	1,768	-	1,271	497

In addition to the above, the Company's financial instruments at December 31, 2013 and 2012, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, short-term credit provided by financial institutions, and trade and other payables. The carrying amounts of all the aforementioned financial instruments, at face value or cost plus accrued interest, approximate fair value due to the short maturity of these instruments.

The changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the years ended December 31, 2013 and 2012 were changes in the fair value of the net written put option charged to financial expense in the Consolidated Statement of Comprehensive Income of $35 and $135, respectively, and translation adjustments included in financial income in the Consolidated Statement of Comprehensive Income $(15) and $9, respectively.

These Consolidated Financial Statements do not include any nonrecurring fair value measurements relating to assets and liabilities for which the Company has adopted the provisions of ASC Topic 820.

Eltek Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

(All amounts in thousands of $, except where otherwise stated)

Note 16 - Related Party Balances and Transactions

The Company carries out transactions with related parties as detailed below.  Until November 2013, the Company’s principal shareholder was also the principal shareholder of an affiliated supplier.

One of the Company’s customers, Nistec, became a related party in November 2013. The Company sells products to Nistec and pays management fees to Nistec.

The Company’s transactions with its related parties were carried out on an arm’s-length basis.

A.           Balances with related parties

	December 31
	2013	2012
Trade accounts receivable	26	-
Trade accounts payable	-	1,336

B.           Transactions with related parties

	Year ended December 31
	2013	2012	2011
Cost of revenues (*)	3,402	3,287	2,674
Selling, general and administrative expenses	52	-	-

(*)	The Company’s purchases from such supplier accounted for 23.1%, 24.5% and 18.4% of its raw material costs in 2013, 2012 and 2011, respectively.

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

Dated: April 29, 2014