Form 20-F
period 2014-12-31
ELTEK LTD
filed 2015-04-02
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4927920, Israel
(Address of principal executive offices)

Amnon Shemer, +972-3-9395025 (phone), +972-3- 9342584 (fax)
20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4927920, Israel
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

10,142,762 Ordinary Shares, nominal value NIS 0.6 per share (as of December 31, 2014)

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

Our functional currency is New Israeli Shekel while our reporting currency is the U.S. dollar.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of December 31 of each year as published by the Bank of Israel ($1.00 = NIS 3.889 as of December 31, 2014), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

i

TABLE OF CONTENTS

Page No.

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	18
A.	History and Development of the Company	18
B.	Business Overview	19
C.	Organizational Structure	23
D.	Property, Plants and Equipment	24
ITEM 4A.	UNRESOLVED STAFF COMMENTS	24
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
A.	Operating Results	25
B.	Liquidity and Capital Resources	32
C.	Research and Development, Patents and Licenses	34
D.	Trend Information	35
E.	Off-Balance Sheet Arrangements	35
F.	Tabular Disclosure of Contractual Obligations	35
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	36
A.	Directors and Senior Management	36
B.	Compensation	39
C.	Board Practices	40
D.	Employees	47
E.	Share Ownership	48
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	49
A.	Major Shareholders	49
B.	Related Party Transactions	50
C.	Interests of Experts and Counsel	51
ITEM 8.	FINANCIAL INFORMATION	51
A.	Consolidated Statements and Other Financial Information	51
B.	Significant Changes	52

ii

Page No.

ITEM 9.	THE OFFER AND LISTING	53
A.	Offer and Listing Details	54
B.	Plan of Distribution	54
C.	Markets	54
D.	Selling Shareholders	54
E.	Dilution	54
F.	Expense of the Issue	54
ITEM 10.	ADDITIONAL INFORMATION	54
A.	Share Capital	54
B.	Memorandum and Articles of Association	54
C.	Material Contracts	58
D.	Exchange Controls	59
E.	Taxation	59
F.	Dividends and Paying Agents	69
G.	Statement by Experts	69
H.	Documents on Display	69
I.	Subsidiary Information	69
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	70
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	71
PART II		71
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	71
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	71
ITEM 15.	CONTROLS AND PROCEDURES	71
ITEM 16.	[RESERVED]	72
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	72
ITEM 16B.	CODE OF ETHICS	72
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	72
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	73
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	73
ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	73
ITEM 16G.	CORPORATE GOVERNANCE	73
ITEM 16H.	MINE SAFETY DISCLOSURE	74
ITEM 17.	FINANCIAL STATEMENTS	74
ITEM 18.	FINANCIAL STATEMENTS	74
ITEM 19.	EXHIBITS	75

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for the five years ended December 31, 2014.  The selected consolidated financial data as of December 31, 2014 and 2013 and for each of the three years ended December 31, 2014 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  The selected consolidated financial data as of December 31, 2012 and  2011 and for the year ended December 31, 2010 have been derived from our previously published audited consolidated financial statements, which are not included in this annual report.  The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

1

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Year ended December 31,	2014	2013	2012	2011	2010
	($ and share data in thousands, except per share data)
Revenues	46,626	50,235	45,646	$46,830	$37,514
Cost of revenues	(40,604)	(42,242)	(37,836)	(38,101)	(32,690)
Gross profit	6,022	7,933	7,810	8,729	4,824

R&D expenses	(72)
Selling, general and administrative expenses	(6,773)	(6,722)	(6,040)	(6,155)	(6,033)
Impairment on goodwill	(80)	-	(481)	-	-
Total operating expenses	(6,925)	(6,722)	(6,521)	(6,155)	(6,033)
Operating profit (loss)	(903)	1,271	1,289	2,574	(1,209)

Financial expenses, net	(356)	(439)	(543)	(740)	(609)
Other income, net	38	(26)	2	12	2
Profit (loss) before income tax expense	(1,221)	806	748	1,846	(1,816)

Income tax (expense) benefit	(1,634)	2,975	(52)	(31)	(19)
Net profit (loss)	(2,855)	3,781	696	1,815	(1,835)
Net profit (loss) attributable to non-controlling interest	190	42	6	(31)	(113)
Net profit (loss) attributable to Eltek Ltd. shareholders	(2,665)	3,823	690	1,846	(1,722)
Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd.	(0.26)	0.53	0.1	0.28	(0.26)
Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share	10,143	7,199	6,610	6,610	6,610

CONSOLIDATED BALANCE SHEETS DATA:
	As at December 31,
	2014	2013	2012	2011	2010
	($ and share data in thousands)
Working capital (deficit)	(72)	1,997	(2,712)	(1,787)	(4,064)
Total assets	26,266	31,454	23,449	22,869	23,837
Long-term liabilities	2,087	1,749	943	1,754	2,849
Total shareholders’ equity	9,307	13,251	5,412	4,631	3,149
Number of issued and outstanding shares	10,143	10,143	6,610	6,610	6,610

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the years ended December 31, 2014, 2013 and 2012, one customer (consisting of ten affiliated companies) accounted for 20.6%, 18.4% and 17.2% of our total revenues, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be adversely affected by currency fluctuations.

Our revenues and expenses are denominated in NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 1.3% lower in 2014 than in 2013, which had a negative impact on our operating results in 2014.  In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected.

 We are currently not engaged in hedging transactions. If we were to decide to enter into any hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we  may not be successful in our hedging efforts, or such transactions, if entered into may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. Such hedging transactions may not necessarily mitigate the longer-term impact of currency fluctuations on the operating costs of our business operations, and may result in additional expenses.

Economic downturns and disruptions in financial markets can adversely affect our business and results of operations.

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally.  Worsening economic conditions, such as the ongoing Eurozone crisis, may result in diminished demand for our products and in decreased sales volumes.  Recessionary environments adversely affect the demand for our products as a result of constraints on capital spending by our customers.  In addition, this could result in longer sales cycles, slower acceptance of new products and increased competition for our products, which in turn could cause us to reduce prices for our products resulting in reduced gross margins.  Any of these events may adversely affect our business, operating results and financial condition.

Continued losses of our Germany-based subsidiary, Kubatronik, could adversely affect our financial results

Our Germany-based subsidiary, Kubatronik Leiterplatten GmbH, or Kubatronik, has incurred losses in recent years. During the fiscal year 2014, we have financed Kubatronik's operational losses in the aggregate amount of 657,000 Euros ($863,000) such that Kubatronik's intercompany debt as of December 31, 2014 amounted to approximately 737,000 Euros ($895,000). In the event Kubatronik is unable to repay its debt to us, we may be required to record this inter-company debt as a loss. In the event the performance of Kubatronik does not improve,  we may need to record impairment losses in respect of our investment. Also, continued losses by Kubatronik may have an adverse impact on our cash flows and financial results.

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

Our customers are also required to comply with various government regulations, legal requirements and industry standards, including many of the industry-specific regulations discussed above. Our customers' failure to comply could affect their businesses, which in turn would affect our sales to them. In addition, if our customers are required by regulation or other requirements to make changes in their product lines, these changes could significantly disrupt particular programs for these customers and create inefficiencies in our business.

Rapid changes in the Israeli and international electronics industries and recessionary pressure may adversely affect our business.

Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  The electronics industry is subject to rapid technological changes and products obsolescence.  Discontinuance or modification of products containing printed circuit boards, or PCBs, manufactured by us could have a material adverse effect on us.  In addition, the electronics industry is subject to sharp economic cycles.  Increased or excess production capacity by our competitors in the PCB industry and recessionary pressure in major electronics industry segments may result in intensified price competition and reduced margins.  As a result, our financial condition and results of operations may be adversely affected.  A decline in the Israeli and international electronic markets may cause a decline in our revenues and adversely affect our operating results and financial condition in the future.

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

In January 2014 and in July 2014, we received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 1.4 million ($400,000) excluding VAT, for discharges of industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system. The payment demands were made on the basis of four samplings conducted by Meitav in our premises during 2013.

 We presented to Meitav our plans for a new wastewater treatment facility, in an effort to have Meitav  rescind or reduce its demand for payment. Management believes that that we have good arguments against such demand for payment and that we will not be required to pay to Meitav any amounts exceeding the amounts provided for in our financial statements.

In July 2014, we entered into an agreement with Elad Technologies (L.S) Ltd., pursuant to which, Elad Technologies will build and operate a wastewater treatment facility for our use. The new wastewater treatment facility is expected to be completed in the second half of 2015.

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

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us. In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the years ended December 31, 2014, 2013 and  2012, our purchases from one supplier accounted for 24.1% 23.1%  and 24.5% of our total consolidated raw material costs, respectively.   We may not be able to identify and integrate alternative sources of supply in a timely fashion.  Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.  Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

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

We had a history of operating losses and may not be able to achieve and sustain long term profitable operations.  We may not have sufficient resources to fund our operations in the future.

We have not maintained consistent profitable operations in the past, and there can be no assurance that we will be able to operate profitably in the future.   To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

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

Both of our banks require us to be in compliance with certain financial covenants in each fiscal year. Our compliance with the financial covenants is measured annually based on our annual audited financial statements. In recent years, we were forced to seek waivers of certain of these covenants. Both banks have the right to demand immediate repayment of the loans and lines of credit in the event of a change of control in our company, if such a change occurred without their prior approval. Our failure to remain in compliance with each of the banks’ covenants, obtain waivers, negotiate agreements with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position.

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

Obstacles in our transition to a new enterprise resource planning (“ERP”) system may adversely affect our business and results of operations and the effectiveness of our internal control over financial reporting .

In the third quarter of 2014, we began the implementation of a new ERP system that will deliver a new generation of work processes and information systems. ERP implementations are complex and time-consuming projects and involve substantial expenditures. ERP implementations also require transformation of business and financial processes. We expect to complete the implementation of our new ERP system in 2015. If we do not effectively implement the new ERP system as planned or if the system does not operate as intended, it could adversely affect our financial reporting systems, our ability to produce financial reports and the effectiveness of our internal control over financial reporting.

We will require additional capital in the future, which may not be available to us.

Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build-up of inventories; (v)  the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) approval of the current or additional lines of credit and long-term loans from banks.

As of December 31, 2014, we had revolving lines of credit aggregating - $2.7 million with our banks, all of which were fully utilized as of such date, and $2.3million of long-term loans, including supplier credits.  These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

During the last several years we were unable to fully fund our technological development requirements due to our losses and limited financial resources. In order to remain competitive, we will be required to acquire new equipment and implement new technologies, which are likely to require significant capital investment that may not be available to us. In November 2013, we raised $4.2 million from Nistec ,which is now our controlling shareholder, in a private placement of our ordinary shares. To the extent that the funds generated from our operations and from our existing capital resources are insufficient to fund our operating and financial requirements, we will be required to raise additional funds through public or private financing or other sources.  If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current shareholders will be diluted.  We do not have any committed sources of additional financing, and additional financing, if necessary, may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

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

In August 2012, the SEC adopted new due diligence, disclosure and reporting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, regarding the use of certain minerals and derivative metals referred to collectively as “conflict minerals”. Conflict minerals include tantalum, tin, gold, and tungsten. We use some of such minerals as component parts in our products. We have implemented procedures to investigate whether any such minerals that we manufacture or use in our products originated in the Democratic Republic of the Congo or adjoining countries. Our first report under these requirements was due by June 2, 2014, and was filed on May 27, 2014. Complying with these new SEC rules will be both time-consuming and costly. In addition, these rules could harm the sourcing, supply, and price of raw materials that we use in our products. If we cannot timely verify the sources of all conflict minerals used in our products, or if we cannot replace any conflict minerals sourced from the Democratic Republic of the Congo or adjoining countries with acceptable alternatives, we may face reputational damage or be unable to satisfy customers who require all of the components of our products to be certified as “conflict-free”. If we cannot meet such customer requirements, our customers may choose not to purchase our products, and our results of operations would be materially adversely affected.

In addition to SEC regulations, industry standards and our customers may require us to comply with their own social responsibility, conflict minerals, quality or other business policies or standards, which may be more restrictive than current laws and regulations and our pre-existing policies, before they commence, or continue, doing business with us. Such policies or standards may be customer-driven, established by the industries in which we operate, or imposed by third party organizations. Our compliance with these policies, standards and third-party certification requirements could be costly, and our failure to comply could adversely affect our operations, customer relationships, reputation and profitability.

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

In recent years, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool. The continued outsourcing of production to the Far-East is likely to result in additional commercial market share potential for PCB manufacturers with a strong presence and reputation in such markets. Accordingly, we will need to compete with PCB manufacturers whose costs of production may be substantially lower than ours. This competition may limit our ability to price our products profitably, which could significantly harm our financial condition and results of operations.

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

We have agreements with our directors and senior officers which may require us, subject to Israeli law and certain limitations in the agreements, to indemnify our directors and senior officers for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Israeli Companies Law 5759-1999. These liabilities may include  financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent. In addition, we agreed to exculpate our directors and officers with respect to a breach of their duty of care towards our company.

In addition, as part of the transaction in which Nistec acquired a controlling stake in our company, we agreed to indemnify Nistec for any losses or liabilities occasioned by the breach of any representations or warranties that we made in the investment agreement.  If we are found to have breached any of these representations or warranties, we could be required to expend significant amounts of cash to meet our indemnification obligations. Payments made pursuant to such indemnification obligations may materially adversely affect our financial condition

Risk Factors Related to Our Ordinary Shares

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

The 50.5% voting interest of Nistec, our controlling shareholder, may conflict with the interests of other shareholders.

As of March 31, 2015, Nistec beneficially owns 50.5% of our outstanding ordinary shares. Accordingly, Nistec has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions. Nistec may make decisions regarding Eltek and our business that are opposed to other shareholders' interests or with which other shareholders may disagree. Nistec's voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.00 threshold requirement for continued trading. In 2014, the price of our ordinary shares ranged from $1.14 to $2.87 and the closing price of our ordinary shares on December 31, 2014 was $1.17 per share.  If we fail to meet the minimum bid price requirement, our share may be delisted from the NASDAQ Capital Market.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014. Since early July 2014, there has been a significant increase in hostilities between Hamas, an Islamist organization governing the Gaza Strip, and Israel, including missiles launched by Hamas from the Gaza Strip into Israel and airstrikes and ground operations conducted by Israel in the Gaza Strip. On July 21, 2014, all U.S. airlines and most major airlines of other nationalities suspended their flights to Israel’s Ben-Gurion International Airport for several days after a missile landed approximately 1.5 km away. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions, including Egypt and Syria, have led to severe political instability in several neighboring states and to a decline in the regional security situation. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon.

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

We were incorporated under the laws of the State of Israel on January 1, 1970.  We are a public limited liability company under the Israeli Companies Law 5759-1999 and operate under that law and associated legislation.  Our registered offices and principal place of business are located at 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4927920, and our telephone number is +972-3-9395025.  Our website is www.nisteceltek.com.  The information on our website is not incorporated by reference into this annual report.

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

In June 2002, we acquired a majority ownership interest in Kubatronik, a European manufacturing and marketing subsidiary located in Geislingen, Germany.  In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing in the North American market. In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company.

During the three years ended December 31, 2014, we invested approximately $7.6 million in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $2.2 million in capital expenditures in 2015, primarily for our operations in Israel and Germany, mainly for  manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities.  We intend to finance these expenditures with suppliers’ credit, cash flow from operations and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.

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

Increasing concentration of global PCB production in Asia. In recent years, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool. In particular, the trend has favored China, which according to industry sources  had the largest PCB market in terms of both revenue and number of suppliers in 2012  The overall technical capability of suppliers in China has improved dramatically in recent years, and China has emerged as a global production center for cellular phones, smartphones, tablet PCs, computers and computer peripherals, and high-end consumer electronics. According to N.T. Information LTD, approximately 58% of the world’s PCB production was forecasted to come from China, Hong Kong and Taiwan in 2013. The continued outsourcing of production to China should result in additional commercial market share potential for PCB manufacturers with a strong presence and reputation in China.

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

Increased requirements for aerospace and defense products. The aerospace and defense market is characterized by increasingly time-consuming and complex certification processes, long product life cycles, and a demand for leading-edge technology with extremely high reliability and durability. While the U.S. Department of Defense (DoD) budget faces increasing scrutiny as part of overall U.S. budget deficit reduction efforts, we anticipate that a continued DoD commitment to new product development and upgrades — incorporating leading-edge PCB technology in products for intelligence, surveillance and reconnaissance, communications and weapon systems — combined with Foreign Military Sales (FMS) programs and a recovering global commercial aerospace industry will support a significant long-term market for these products.

Manufacturing and Engineering Processes

Significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry.  During the three years ended December 31, 2014, we invested approximately $6.9 million in machinery and equipment for that purpose.

Manufacturing Capabilities.  We have the capability to manufacture PCBs having in excess of 36 layers, flex-rigid boards, blind and buried vias and designs using materials as thin as 1 mil.  We are able to produce short runs of five to 30 units of simple type PCBs within four to five working days, and a few hundred units within ten working days and are capable of producing such number of boards within five working days when production line scheduling permits.  During 2007, we applied new technologies to enable us to manufacture “via-in-pad” multilayer PCBs, microvia filling, through hole via filling and copper overplating.  In July 2012, we purchased a new Orbotech Paragon™ Laser Direct Imaging, or LDI, system for increasing capacity and shortening production time and improving product time-to-market.  In 2012, we also  acquired and installed a new Hakuto Cut-Sheet-Laminator and the latest Chemplate Indubond model.  In 2014 and in the beginning of 2015 we acquired a complete set of two Lauffer hot presses and one cold press, a line for outer layer surface preparation, a laser router and a second Hakuto cut-sheet-laminator (refurbished). These new pieces of equipment are expected to improve our technological capabilities. These machines improve the outer layer accuracy and the registration between the inner-layers, enabling us to offer our customers solutions and participate in bids in which we were not able to participate in the past.

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

Enterprise Resources Planning (ERP) Software. In 2014 we acquired a new ERP system dedicated to the PCB industry from Proms. We expect to install and implement the system in 2015.

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2014, 2013 and 2012, the primary industries for which we produced PCBs were defense and aerospace equipment (46.4%, 51.8% and  48% of production, respectively), medical equipment (13.4%, 15.8% and  24% of production, respectively), industrial equipment (4.5%, 12.1% and 18% of production, respectively), distributors, contract electronic manufacturers and others (34.3%, 19.2% and 8% of production, respectively).

Customers.  During the year ended December 31, 2014, we provided PCBs to approximately 199 customers in Israel and approximately 258 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, Germany, the Netherlands, China, Switzerland, Italy and India. Sales to non-Israeli customers were $21.9 million (47% of revenues) for the year ended December 31, 2014, $22.2 million (44.3% of revenues) for the year ended December 31, 2013 and $23.7 million (51.9% of revenues) for the year ended December 31, 2012.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies.  We currently have eleven persons involved in sales, of which six persons are in Israel, two persons are in the United States employed by our U.S. subsidiary, Eltek USA Inc. and three persons are employed by our German subsidiary, Kubatronik.  We also have sales representatives in Germany, Sweden, Finland, France and Spain.  In the Netherlands, Italy, and South Africa, PCB trading and manufacturing companies act as distributors of our products.  In North America we market and sell our products through Eltek USA Inc. as well as through independent local sales representatives.  In India, we market our products through a local sales representative.  We maintain technical support services for our customers world-wide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of eleven persons, of which seven persons are in Israel, one person is employed by our U.S. subsidiary, Eltek USA Inc. and three persons are employed by Kubatronik.

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

Backlog

We estimate that our backlog of unfilled orders as of December 31, 2014, was approximately $5.7million compared to a backlog of approximately $10.1 million at December 31, 2013.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  Because unfilled orders may be cancelled prior to delivery, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Environmental Matters

 Since May 2003, our environmental management system has been ISO 14001 certified.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

PCB manufacturing requires the use of metals and chemicals classified as hazardous substances.  Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems.  We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities.  There is no assurance, however, that violations will not occur in the future.  We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations.  Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial.  Environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption.  Over the years, we have undertaken various actions to reduce the use of water in our manufacturing facilities.  From 2008 through 2011, we invested in improving our effluent wastewater treatment system to lower the amounts of inorganic salts and copper concentration in the discharged water.  All our actions were coordinated with the Israeli Ministry of Environment and in August 2008, we received a waiver for a period of two years that enabled us to increase the amount of minerals disposed of by wastewater.  The waiver was subsequently extended until  December 2016.  During 2014, we entered into an agreement with Elad Technologies, pursuant to which Elad Technologies will build and operate a wastewater treatment facility, which we expect to be operational in the second half of 2015. The facility is expected to reduce the amount of metal concentrations in our wastewater to the permitted levels.

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

In June 2002, we acquired a 76% interest in Kubatronik,  a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment, and computer and data storage equipment as well as contract electronic manufacturers. Mr. Alois Kubat, Kubatronik’s founder, holds the remaining 21% interest in Kubatronik (after we acquired from him an additional 3% of shares of Kubatronik in May 2012).  Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik. In May 2012, Mr. Kubat exercised his option with respect to 3% of the shares of Kubatronik for approximately Euro 69,000 and reduced his ownership percentage from 24% to 21%. The price for Mr. Kubat’s remaining holdings in Kubatronik under the put option is Euro 483,000, while the price for such holdings under the call option is Euro 513,000.  In recent years, Kubatronik has incurred losses, which were partially financed by Eltek Ltd., and we expect that its continued operations will require additional financing by Eltek. As at December 31, 2014 Kubatronik's debt to Eltek was EUR737,000 ($895,000).

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

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five year term upon six months’ prior notice.  In the year ended December 31, 2014, we incurred $849,000 of rent expenses for these premises.

Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany, owned by the wife of the former owner of Kubatronik.  The lease for the facilities expires on December 31, 2018.  In the year ended December 31, 2014, Kubatronik paid an aggregate of approximately Euro 83,000 ($111,000) in rent for these premises.

Our U.S. subsidiary, Eltek USA Inc., leases approximately 950 square feet office space in New Hampshire.  In the year ended December 31, 2014, we paid $30,000 in rent for these premises. In February 2015, we signed a new lease agreement for 1,682- square feet in New Hampshire, which expires in February 2020, instead of the current facility.

Leased Equipment

We lease manufacturing equipment under an agreement that obligates us to pay a total of $667,000 through June 2017.  Our monthly lease expense in 2015 under this agreement is $29,000.

Kubatronik leases manufacturing equipment under ten lease agreements, which as of December 31, 2014 require Kubatronik to pay a total of Euro 99,000 through May 2019.  Kubatronik’s monthly lease expense under these agreements is approximately Euro 3,000 ($4,000).

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

Intangible assets. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other." Intangible assets were amortized based on the straight-line method or acceleration method.

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

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2014	2013	2012
Revenues	100%	100%	100%
Cost of revenues	(87.1)	(84.1)	(82.9)
Gross profit	12.9	15.9	17.1
R&D expenses	(0.1)	-	-
Selling, general and administrative expenses	(14.5)	(13.4)	(13.2)
Impairment loss on goodwill	(0.2)	-	(1)
Operating profit	(1.9)	2.5	2.8
Financial expenses, net	(0.8)	(0.9)	(1.2)
Other income, net	0.1	*	*
Profit before income tax expense and non-controlling interest	(2.6)	1.6	1.6
Income tax (expense) benefit	(3.5)	6.0	(0.1)
Net profit	(6.1)	7.6	1.5
Net profit (loss) attributable to non-controlling interest	(0.4)	*	*
Net profit (loss) attributed to shareholders	(5.7)	7.6	1.5
___________________
* Less than 0.1%

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues.  Revenues decreased by 7.2% to $46.6 million in the year ended December 31, 2014, from $50.2 million in the year ended December 31, 2013.  The decrease in revenues is primarily attributable to decreased demand for our products, mainly from military customers.

Cost of Revenues.  Cost of revenues decreased by 3.9% to $40.6 for the year ended December 31, 2014, from $42.2 million for the year ended December 31, 2013.  The decrease in cost of revenues is primarily attributable to decreased revenues and to savings in manufacturing costs. Cost of revenues as a percentage of revenues increased to 87.1% for the year ended December 31, 2014, from 84.1% for the year ended December 31, 2013.  The increase in cost of revenues as a percentage of revenues is primarily attributable to the decrease in revenues which was at a greater percentage than the reduction in costs.

Gross Profit.  Gross profit decreased by 24.7% to $6 million for the year ended December 31, 2014, from $8 million for the year ended December 31, 2013.  The decrease in gross profit is primarily due to the decrease in revenues and  the increase in cost of sales as a percentage of sales.  Gross profit as a percentage of revenues decreased to 12.9% for the year ended December 31, 2014, from 15.9% for the year ended December 31, 2013.  The decrease in gross profit as a percentage of revenues is primarily attributable to to the decrease in revenues and  the increase in cost of sales as a percentage of sales.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased by  0.8% to $6.8 million in the year ended December 31, 2014, from $6.7 million in the year ended December 31, 2013.

R&D expenses. In 2014 we recorded R&D expenses of $72,000 in connection with our participation in the Printel program, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or the OCS. We did not record R&D expenses in 2013.

Impairment loss on goodwill. In 2014 we recorded a goodwill impairment loss of $80,000. We did not record a goodwill impairment loss in 2013.

Operating Profit (Loss).  As a result of the foregoing, we recorded operating loss of $903,000 in the year ended December 31, 2014, compared to operating profit of $1.3 million in the year ended December 31, 2013.

Financial Expenses, Net.  Financial expenses, net decreased by 18.9% to $356,000 in the year ended December 31, 2014, from $439,000 in the year ended December 31, 2013.  Our financial expenses in 2014 were primarily attributable to interest paid on short-term and long-term debt and the impact of the NIS exchange rate on outstanding dollar and Euro denominated balances of our receivables from customers and debt to our suppliers. The decrease in financial expenses in 2014 compared to 2013 is primarily attributable to the decrease in our financial liabilities and to a lower interest rate we paid on our loans.

Other Income (Loss), Net.  We had other income, net of $38,000 in the year ended December 31, 2014, compared to other loss, net of $26,000 in the year ended December 31, 2013, primarily as a result of sale and disposal of fixed assets.

Income Tax (Expense) Benefit.  During the year ended December 31, 2014 we recorded a tax expense of $1.6 million compared to a tax benefit of $3 million in 2013. In 2014 we reduced certain of our deferred tax assets due to changes in the market conditions affecting the PCB markets and increased uncertainty about our ability to utilize these tax assets in the foreseeable future. Such uncertainty results from a reduced demand for our products, a change in the PCB buying patterns of our domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and possible devaluation of the U.S. dollar against the NIS, all of which may adversely affect our future profitability. Other tax expenses in 2014 were attributable to our subsidiaries in the United States and Germany. In 2013 we determined that certain of our deferred tax assets were more likely than not to be realized in future years, based on three years of consistent profits.  Accordingly, we reversed the valuation allowances, in the amount of $2.5 million. The amount of the deferred tax assets considered realizable could be further reduced in the near term if estimates of future taxable income during the carryforward period are reduced.  For the years ended December 31, 2014 and 2013, we did not record a deferred tax asset and related tax benefit with respect to the net operating losses of Kubatronik due to uncertainty about its ability to utilize such losses in the foreseeable future.

Non-controlling interest.  Non-controlling interest of $190,000 reflects the other shareholder’s proportionate share in Kubatronik’s net loss for the year ended December 31, 2014, as compared to $42,000 in Kubatronik’s net profit for the year ended December 31, 2013.

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

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased by 11.3% to $6.7 million in the year ended December 31, 2013, from $6 million in the year ended December 31, 2012.  The increase in selling, general and administrative expenses is mainly attributable to the devaluation of the U.S. dollar compared to the NIS, which increased the dollar value of the NIS denominated expenses (mainly salaries) and directors' fees for meetings in connection with the Nistec investment in our company.

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

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros.   Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  In addition, the NIS value of our dollar or Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 1.3% lower in 2014 than 2013 and the average exchange rate for the NIS against the Euro was 1.1% lower in 2014 than 2013, and in total, these changes had a negative impact on our operating results in 2014. The average exchange rate for the NIS against the dollar was 6.4% lower in 2013 than 2012 and the average exchange rate for the NIS against the Euro was 3.2% lower in 20123than 2012, and in total, these changes had a negative impact on our operating results in 2013.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the dollar and Euro, between December 31 each year and December 31 of the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index, or the CPI.

	Year Ended December 31,
	2014	2013	2012	2011	2010
Dollar	12%	(7)%	(2.3)%	7.7%	(6.0)%
Euro	(1.2)%	(2.8)%	(0.4)%	4.2%	(12.9)%
Israeli CPI	(0.2)%	1.8%	1.6%	2.2%	2.7%

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income under the Income Tax Ordinance.  The applicable rate for 2014 was 26.5%.  However, one of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 1959, as amended.  Subject to certain time limitations, a certain portion of our income derived from such benefited enterprise will be subject to a zero tax rate, while the remainder will be taxed at a rate of up to 26.5%.  Alternatively we may select a "preferred enterprise" status, which will allow us to be taxed at a rate of 16% on all of our income. For additional information see Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” and Note 14 to our consolidated financial statements.

As of December 31, 2014, we had approximately $14.1 million in tax operating losses and $4.2 million in capital losses carry forwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2008 tax years are considered final due to the statute of limitations.  Our European subsidiaries, Kubatronik and Eltek Europe, have received final tax assessments through the 2010 tax year. As of December 31, 2014, Kubatronik had approximately Euro 1.5 million ($1.8 million) in tax loss carry forwards in Germany for corporate tax and Euro 1.5 million ($1.8 million) for municipal corporate tax.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation.

During 2013, we determined that a portion of our deferred tax assets were more likely than not to be realized in future years, based on three years of consistent profits.  Accordingly, we reversed the valuation allowance in the amount of $2.5 million. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

Recently Issued Accounting Standards

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The new standard is to be applied prospectively but retrospective application is permitted.  We implemented the provisions of ASU 2013-11 as of January 1, 2014.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. If such conditions or events exist, an entity should disclose that there is substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Disclosure should include the principal conditions or events that raise substantial doubt, management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations, and management’s plans that are intended to mitigate those conditions or events. ASU 2014-15 will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter.

B.	Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million).

As of December 31, 2014, we had $1.1 million in cash and cash equivalents and working capital of $3,000 compared to $2.5 million in cash and cash equivalents and working capital of $2.5 million at December 31, 2013.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	($ in thousands)
Year ended December 31,	2014	2013	2012

Net cash provided by operating activities	79	1,618	4,772
Net cash used in investing activities	(2,643)	(950)	(1,234)
Net cash used in financing activities	1,248	(113)	(2,390)
Effect of translation adjustments	(69)	24	(105)
Net increase (decrease) in cash and cash equivalents	(1,385)	579	1,043
Cash and cash equivalents at beginning of year	2,514	1,935	892
Cash and cash equivalents at end of year	1,129	2,514	1,935

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

Net cash provided by operating activities was $79,000 in the year ended December 31, 2014.  This amount was primarily attributable to our net loss of $2.9 million, adjustments for non-cash item of depreciation and amortization of $1.9 million, a $101,000 capital loss with respect to fixed assets, an increase in other liabilities and accrued expenses of $445,000, a decrease in deferred tax benefits of $1.5 million,  and a $848,000 decrease in inventories (mainly work in process). This amount was offset in part by an increase of other receivables and prepaid expenses of $319,000, a decrease in trade payables of $1.4 million, a change in the severance benefits of $59,000 and an increase in trade receivables of $78,000.

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

Net cash used in investing activities was $2.6 million in the year ended December 31, 2014 compared to $950,000 in the year ended December 31, 2013 and $1.2 million in the year ended December 31, 2012.  Net cash used in investing activities in the years ended December 31, 2014, 2013, and 2012 was primarily for the purchase of fixed assets for our production lines, expansion of our manufacturing facilities, including leasehold improvements, and the purchase of information technology software and hardware.

Net cash used in financing activities was $1.2 million in the year ended December 31, 2014, which was primarily attributable to a decrease in short-term credit of $ 1.4 million, repayment of long term loans of $806,000,  and the repayment of credit from fixed assets payable of $477,000. These amounts were partially offset by proceeds from a long term loan of $1.2 million.Net cash used in financing activities was $113,000 in the year ended December 31, 2013, which was primarily attributable to our major shareholder’s $3.5 million investment in our company, which was offset by a decrease in short-term credit of $2.6 million, repayment of long term loans of $564,000, and repayment of credit from fixed assets payable of $515,000. Net cash used in financing activities was $2.4 million in the year ended December 31, 2012, which was primarily attributable to repayments of long-term loans, net of $1.1 million, repayment of credit from fixed assets payable of $1.0 million and a decrease of $192,000 in short term credit.

As of December 31, 2014, we had a revolving line of credit of approximately $360,000 with Bank Hapoalim B.M., a revolving line of credit of approximately $2.3 million with Bank Leumi B.M. and a long-term loan from Bank Hapoalim B.M. of $1.2 million.

As of December 31, 2014, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $1.2 million. Of such amount, $659,000 is linked to the Euro, $403,000 is linked to the dollar and $128,000 is not linked.

Our credit lines and short-term loans bear annual interest at Prime+ 0.9%.

Our long-term bank loans and loan from fixed asset suppliers bear annual interest as follows:

•	linked to the dollar - from LIBOR+4% to LIBOR+4.5%

•	linked to the Prime rate - Prime+0.9%

•	linked to the Euro – from 2.17% to 3.86%.

•	NIS not linked 6%

•	linked to the dollar - from 5.89% to 8.56%.

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

Bank Hapoalim and Bank Leumi require us to maintain a specific set of covenants each fiscal year. We are required to meet all of the following financial covenants: (i) maintaining adjusted shareholders’ equity equal to the greater of $4.5 million or 17% of our consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders’ equity excludes certain intangible and other assets. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. As of December 31, 2014, we were in compliance with these covenants.

Capital expenditures on a cash flow basis for the years ended December 31, 2014 and 2013 were approximately $2.6 million and $950,000, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2014 amounted to $523,000 Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements.  As of December 31, 2014 we had existing commitments to purchase $113,000 of equipment.  We intend to finance our 2015 capital expenditures mainly with bank loans, suppliers’ credit and operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us. Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

We expect to finance our 2015 budget from operational cash flow, revolving bank credit lines and long-term bank loans, and supplier financing. Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2015, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D. “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2015.  Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

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

Following a decline in revenues caused by the global financial crisis in 2008 and 2009, our revenues began to increase in 2010 and 2011, slightly declined in 2012, increased in 2013 and declined again in 2014, primarily due to a reduced demand for our products, mainly by the defense sector.

Our backlog at December 31, 2014 was approximately $5.7 million compared to a backlog of approximately $10.1 million at December 31, 2013.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months. The decline in our backlog was primarily due to the decline in demand for our products, mainly from military customers. For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, substantially all of our backlog may be subject to cancellation without penalty.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2014.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
Short-term bank credit (1)	2,722	2,722	-	-	-
Long-term debt obligations (1)	2,347	509	1,134	704
Operating lease	2,567	1,016	1,281	270	-
Other contractual obligations	1,258	639	614	5
Purchase obligations	445	445
Other short-term liabilities reflected on the company’s balance sheet (2)	5,156	5,156
Other long-term liabilities reflected on the company’s balance sheet	249				249
Estimate of interest payments on long-term debt obligations (3)	139	48	72	19
Total	14,883	10,535	3,101	998	249
_________________________
(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

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

(3)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2014 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 8 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	65	Chairman of the Board of Directors and CEO
Mordechai Marmorstein (1)(2)	68	Director
Gavriel David Meron	62	Director
David Rubner	74	Director
Erez Meltzer	57	Director
Gad Dovev(1)(2)	68	External Director
Ophira Rosolio-Aharonson(1)(2)(3)	65	External Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee (established in March 2014)

Ms. Ophira Rosolio-Aharonson was elected to serve as an external director at our 2012 annual general meeting of shareholders for a third three-year term, pursuant to the provisions of the Israeli Companies Law.  Mr. Gad Dovev was elected to serve as an external director at our 2014 annual general meeting of shareholders for a three-year term. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer were re-elected to serve as a directors at our 2014 annual general meeting of shareholders on October 7, 2014 until our the next annual general meeting of shareholders.

Yitzhak Nissan was elected to serve on our Board of Directors and was appointed Chairman in November 2013 and as of October 2014, serves also as our Chief Executive Officer. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985.  Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein was elected to serve on our Board of Directors in October 2013 and is a member of our audit and compensation committees. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works.  Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

Gavriel David Meron was elected to serve on our Board of Directors in October 2013. Mr. Meron currently serves as the chairman and the chief executive officer of hygieacare Inc.,  and has served as the chairman and chief executive officer of M.G.D. Management Services & Investments Ltd. since November 2006. Mr. Meron was the founder, president and chief executive officer of Given Imaging Ltd. from 1998 to 2006. Mr. Meron holds a B.A. degree in Economics and Statistics from the Hebrew University of Jerusalem and an MBA degree in International Business from Tel Aviv University.

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Check Point Software Ltd., Radware Ltd., Telemessage International Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

Erez Meltzer has served as the Chairman of our Board of Directors from 2011 to 2013 and has served as a director since 2009.  Mr. Meltzer is the Executive Chairman of Hadassah Medical Center and the chairman of MIS Implants Technologies Ltd.  Mr. Meltzer also serves as a director of Ericom Software Ltd.  From 2008 to 2013, Mr. Meltzer has served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served is a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University, and is a graduate of the Advanced Management Program at Harvard Business School.

Ophira Rosolio-Aharonson was elected to serve as an external director (within the meaning of the Israeli Companies Law) in December 2006 and is a member of our audit, compensation  and banking committees.  Ms. Rosolio-Aharonson is a co-founder of Seagull Tech Inc. and KeyScan Inc.  In addition, Ms. Rosolio-Aharonson serves as an executive director of several private and publicly traded companies, a strategic business consultant to high-technology companies and an advisor to venture capital firms in Israel and the United States.  Among others, Ms. Rosolio-Aharonson served as a director of Cimatron Ltd and Scailex Corp.  From 1992 through 1999, Ms. Rosolio-Aharonson served as the chief executive officer of Terra Computers, Inc. in the United States.  From 1980 to 1989, Ms. Rosolio-Aharonson served as a senior executive, holding managerial positions, at Clal Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, including director, chief executive officer, chief operations officer and vice president of sales and marketing of certain of Clal Ltd.’s subsidiaries.  Ms. Rosolio-Aharonson holds a B.Sc. degree in applied mathematics and physics, and has completed courses required for a M.Sc. degree in bio-medical engineering, both from the Technion – Israel Institute of Technology and is a graduate of the executive business and management program of Tel Aviv University.

Gad Dovev was elected to serve as an external director (within the meaning of the Israeli Companies Law) in October 2014 and is a member of our audit and compensation committees. Mr. Dovev retired from the Israeli Ministry of Defense in August 2012. Mr. Dovev served as head of the Israeli Ministry of Defense Mission to the United States from August 2008 to August 2011. From August 2005 to August 2008, Mr. Dovev served as head of the Israeli Ministry of Defense Mission to Germany. Prior to that, from 2001 to 2005, Mr. Dovev acted as Deputy General Manager of the Israeli Ministry of Defense and Head of the Rehabilitation Department. From 1993 to 2001, Mr. Dovev served as Director of the Finance Department and the Financial Comptroller of the Israeli Ministry of Defense. Mr. Dovev served as member of the Board of Directors of Bank Otsar Ha-Hayal Ltd., IMI-Israel Military Industries Ltd., Shekem Ltd. and Gapim Ltd. Mr. Dovev holds a BSc in Financial and Agricultural Administration from the Hebrew University of Jerusalem.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Yitzhak Nissan(1)	65	Chief Executive Officer
Roberto Tulman	56	Deputy CEO, and Chief Technology Officer
Amnon Shemer	55	Vice President, Finance and Chief Financial Officer
Eliyahu Dvora	58	Vice President, Operations
Avraham Gal	51	Vice President, 5S and Chief Information Officer, General Manager of Kubatronik
James Barry	56	President of Eltek USA Inc.
Axel Herrmann	56	General Manager, Eltek Europe

(1)
Mr. Arieh Reichart’s engagement as our Chief Executive Officer was terminated on July 29, 2014. Mr. Roberto Tulman served as interim Chief Executive Officer until October 7, 2014, when our shareholders approved the appointment of our Chairman, Mr. Yitzhak Nissan, also as Chief Executive Officer.

Roberto Tulman joined us in August 2005 as vice president, technologies and chief technology officer, and was appointed as our Deputy CEO in October 2014.  During the 22 years prior to joining our company, Mr. Tulman served in the electronic research department of the Israel Defense Forces, where he held various research and development and management positions, and managed the printed circuits division during his last eight years of service.  Mr. Tulman holds a B.Sc. degree (Cum Laude) in Chemistry, an M.Sc degree in Chemistry (Electrochemistry) and an M.B.A. degree, all from Tel-Aviv University.

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

Avi Gal was appointed as our vice president, 5S and chief information officer in December 2009 and was appointed as General Manager of Kubatronik in July 2013.  Mr. Gal joined us in August 1986 as an industrial engineer in our shop floor control department.  In 1988, Mr. Gal established our IT department and led the adaptation of a generic ERP system to the PCB sector.  Between 1994 and 2005, Mr. Gal managed his own business, mainly in developing and implementing an ERP System for maintenance, repair and overhaul for the aviation sector.  In 2005, Mr. Gal returned to our company as chief information officer.  Mr. Gal holds a B.Sc. degree in Management and Industrial Engineering from the Technion - Israel Institute of Technology.

James Barry joined us in September 2008 as the president of Eltek USA Inc.  Prior to that and from May 2003, Mr. Barry served as a consultant to us in a sales, marketing and applications engineering role.  Mr. Barry has over 30 years’ experience within the PCB industry.  Mr. Barry has held management positions within engineering, sales and operations for some major PCB producers.  Mr. Barry attended Northern Essex Community College.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2014.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group ( then consisting of 19 persons)	$2.7 million(1)(2)(3)	$221,000
___________

(1)	The compensation amount does not include $530,000 recorded as a provision in respect of future settlements with officers whose employment terms ended in 2014.
(2)
During the year ended December 31, 2014, we paid each of our external and independent directors an annual fee of $13,894 and an attendance fee of $695 per meeting.  These fees are included in the above amount.

(3)	The salaries amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

For as long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to the chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than on an aggregate basis. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2014. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2014.

Name of Officer	Position of Officer	Holdings	Compensation for services (USD)(1)
			Base salary	Benefits(2)	Cash bonuses	Equity- based	Total compensation
Yitzhak Nissan	Chief Executive Officer	50.5%	303,271		-	-	303,271
Arieh Reichart	Former CEO	-	256,069	102,252		-	358,321
James Barry	President of Eltek USA Inc	-	211,234	28,777	-	-	238,459
Shay Shahar	Former Vice President, Sales and Marketing	-	179,586	54,698	-	-	234,284
Amnon Shemer	Vice President, Finance and Chief Financial Officer	-	166,670	65,890	-	-	232,560

(1)	Cash compensation amounts denominated in NIS were converted into U.S.dollars at the rate of NIS 3.5612 per $1 (the average exchange rate in 2014).

(2)	Benefits include car related expenses, managers' insurance and pesnsion funds, payments to the National Insurance Institute, advanced education funds, vacation allowance and other customary benefits.

C.	Board Practices

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

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Mr. Gad Dovev (an external director within the meaning of the Israeli Companies Law) has the requisite “accounting and financial expertise.”

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 16G. “Corporate Governance.”

External and Independent Directors

External directors.  Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Israeli Companies Law), at the time of his appointment, to the chairman of the  board of directors, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; (iv) such person is an employee of the Israeli securities authority or an Israeli stock exchange; and (v) such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons mentioned in subsection (ii) above, even if such relations are not maintained on a regular basis. The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of spouse or spouse of any of the above.  The term “affiliation” includes an employment relationship, a material business or professional relationship maintained on a regular and continuous basis, control and service as an office holder excluding service as an external director of a company that is offering its shares to the public for the first time.  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed all members of the board of directors who are not the controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  Our external director, Mr. Gad Dovev, has “accounting and financial expertise” and our other external director, Ms. Ophira Rosolio-Aharonson, has “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

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

(ii)
a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company on the matter, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relationship with any controlling shareholder and excluding abstentions, provided that the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholders voted in favor of the reelection of the nominee constitute more than 2% of the voting rights in the company, and provided further that at the time of such nomination or in the two years preceding such nomination, such external director or his relative are neither the shareholder who proposed such nomination, or a shareholder holding 5% or more of the company's issued share capital or voting power, in each case who, or whose controlling shareholder or any entity controlled by them (i) has business relations with the company, or (ii) is a competitor of the company; or

(iii)
such external director nominates himself or herself for each such additional term and his or her election is approved at a shareholders meeting by the same disinterested majority as required for the election of an external director nominated by a 1% or more shareholder (as described above).

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

Ms. Ophira Rosolio-Aharonson was elected to serve as an external director at our 2012 annual general meeting of shareholders for a third three-year term, and Mr. Gad Dovev was elected to serve as an external director at our 2014 annual general meeting for a three-year term.

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

Chairman of the Board

        Our articles of association provide that the chairman of the board is appointed by the members of the board of directors. Under the Israeli Companies Law, the chief executive officer (referred to as a "general manager" under the Companies Law) or a relative of the chief executive officer may not serve as the chairman of the board of directors of a public company, and the chairman or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either (i) such majority includes at least two-thirds of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the Chief Executive Officer; and the chairman of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

On October 7, 2014, our shareholders approved the appointment of our chairman of the board to also serve as our Chief Executive Officer. This dual office term will be for three years and can be extended for additional three-year terms, subject to shareholder approval.

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

Our audit committee consists of three members of our board of directors who satisfy the respective requirements of the SEC, NASDAQ and Israeli law for the composition of the audit committee.  Our audit committee is currently composed of Messrs. Dovev and Marmorstein and Ms. Rosolio-Aharonson.

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

On January 9, 2014, our shareholders approved a compensation policy for our company.  The compensation policy must be approved every three years by our compensation committee, board of directors and shareholders, voting with a special majority (in that order). The compensation policy is based on and references certain matters and provisions set forth in the Israeli Companies Law, which include: (i) promoting our company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for our company’s office holders, considering, among other things, our company’s risk management policy; (iii) our company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of our company’s profits, with a long-term view and in accordance with his or her position. For further details, see our proxy statement for a special general meeting held on January 9, 2014, which we furnished to the SEC on December 5, 2013 under Form 6-K.

Our compensation committee is currently composed of Ms. Rosolio-Aharonson (Chairman of the committee) and Messrs. Marmorstein and Dovev.

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

As of December 31, 2014, we employed 325 full-time employees in Israel, of which 208 were employed in manufacturing services, 39 in process and product engineering, 43 in quality assurance and control, 13 in sales and marketing and 22 in finance, accounting, information service and administration. As of December 31, 2013, we employed 345 full-time employees in Israel, of which 220 were employed in manufacturing services, 40 in process and product engineering, 46 in quality assurance and control, 15 in sales and marketing and 24 in finance, accounting, information service and administration. As of December 31, 2012, we employed 343 full-time employees in Israel, of which 221 were employed in manufacturing services, 39 in process and product engineering, 43 in quality assurance and control, 15 in sales and marketing and 25 in finance, accounting, information service and administration.

In addition, Kubatronik, our subsidiary in Germany, employed 38 full-time employees and 2 part-time employees as of December 31, 2014, 44 full-time employees and five part-time employees as of December 31, 2013, and 45 full-time employees and five part-time employees as of December 31, 2012.

Eltek USA, a wholly-owned Delaware subsidiary, employed three full-time employees as of December 31, 2013 and 2014 and four employees as of December 31, 2012.

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

With respect to pension benefits, we contribute between 6.0% to 7.5% of base salaries to the employees’ pension plans and between 6.2% to 6.8% to those employees who have life insurance policies.  The employees who have pension plans contribute between 5.5% to 7.0% of base salaries to their pension plans, and the employees who have life insurance policies contribute 5.0% of their base salaries to their policies. In addition, we contribute between 6% to 8.33% for severance pay into the employees' life insurance policies, pension plans or similar funds of their choice.

We also contribute between 1% to 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and certain others and such employees have to match such contribution, up to 2.5% of their base salaries.

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.25% of the salary (6.75% in 2014) and the employee contribution to the National Insurance Institute is at the rate of 12.0% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 43,240 (approximately $12,350) in 2015, the same as in 2014 and 2013.  In the year ended December 31, 2014, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.4% of the salaries.

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 31, 2015 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Yitzhak Nissan*	5,122,095	50.5%

All executive officers and directors as a group (19 persons)*	5,122,095	50.5%
                __________

* Except for Mr. Nissan, none of our directors or executive officers held any ordinary shares or options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information as of March 31, 2015 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 10,142,762 ordinary shares issued and outstanding as of March 31,2015.

(3)	Nistec Ltd. is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec.

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

Record Holders

Based on the information provided to us by our transfer agent, as of March 30, 2015, there were 13 holders of record of our ordinary shares, of which 8 record holders holding approximately 0.2% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 48.8% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

Until November 2013, our former principal shareholder Mr. Josef Maiman (through entities under his control) owned Gadot, one of our major raw material suppliers. For the periods ended October 31, 2013 and December 31, 2012 and 2011, we purchased raw materials from Gadot in the aggregate amount of $3.4 million, $3.3 million, and $2.7 million, respectively.  As of December 31, 2012 and 2011, our accounts payable to Gadot amounted to $1.3 million, and $1.0 million, respectively. As of December 31, 2013, Gadot was no longer  a related party..  Our transactions with Gadot are carried out on an arm’s-length basis.  The nature of our business relationship with Gadot did not change following the acquisition of Gadot by Mr. Maiman in 2008, nor did the scope of our annual purchases of alternative raw materials, other than to the extent that the amount of our purchases has increased as our use of raw materials has increased.  According to the Israeli Companies Law, we were required to present the transaction for the approval of our shareholders, and it was approved in our 2011 annual general meeting of shareholders.

In connection with our investment agreement signed in August 2013 with Nistec for Nistec’s acquisition of a controlling stake in our company, we entered into several transactions with Nistec and undertook several undertakings in favor of Mr. Yitzhak Nissan, who is the owner of Nistec, and other directors who were elected pursuant to Nistec’s acquisition of a controlling interest in our company. These transactions and undertakings included, among others:

•	A registration rights agreement with Nistec;

•	A management agreement with Nistec;

•	A finder’s fee paid to Merhav M.N.F. Ltd.; and

•	Approvals of compensation, indemnification, exculpation, waiver and release, run-off insurance, and directors’ and officers’ insurance policies, in favor of directors and officers of our company.

For details regarding these transactions, see the proxy statement we furnished to the SEC under Form 6-K on September 12, 2013.

On April 27, 2014 our Audit Committee and Board of Directors approved: (i) our engagement with Nistec in a shared insurance purchase transaction; and (ii) the distribution of costs of a shared insurance consultant. For details regarding these transactions, see the notice regarding purchase of joint insurance with Nistec furnished to the SEC under Form 6-K on May 27, 2014.

The Israeli Companies Law requires that extraordinary transactions of a company with its controlling shareholders shall be subject to shareholder approval at a special majority. Under a recent amendment to the Israeli Companies Law, the Audit Committee is required to classify a related party transaction as extraordinary, ordinary or negligible. The classification can be based on pre-set parameters that shall apply for a one year term. On June 30, 2014 and on July 3, 2014, the Audit Committee and the Board of Directors, respectively, approved such parameters that shall be used for the classifications of transactions of our company with Nistec, as ordinary or negligible transactions.

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

In January 2014 and in July 2014, we received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 1.4 million ($390,000) excluding VAT, for discharges of  industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system. The payment demands were made on the basis of four samplings conducted by Meitav in our premises during 2013.  We presented to Meitav our plans for a new wastewater treatment facility, in an effort to have Meitav  rescind or reduce its demand for payment. Management believes that that we have good arguments against such demand for payment and that we will not be required to pay to Meitav any amounts exceeding the amounts provided for in our financial statements.  In July 2014, we entered into an agreement with Elad Technologies (L.S) Ltd., pursuant to which Elad Technologies will build and operate  a wastewater treatment facility for our company. We expect the facility to become operational in the second half of 2015.

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

Employee Related Matters

Three lawsuits were filed against us in May 2008, in March 2012 and in December 2014 by three employees alleging that they had suffered personal injuries during their employment with us and are seeking aggregate financial compensation of approximately $200,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified us between January 2011 and July 2013 that they allegedly suffered personal injuries during their employment with us. Of these four employees, one is seeking compensation of $170,000 and the others did not state their claim amount. We submitted the claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

In January 2015 and February 2015 two former employees demanded additional payments in connection with their employment with the company and subsequent termination. The aggregate amount claimed is approximately $380,000.

On April 1, 2015 a former employee submitted to the Company a demand letter for additional payments in connection with his employment with the company and subsequent termination. The total amount claimed is approximately $212,000.

Software License

A supplier of one of our software packages asked to conduct an audit of our operation to verify that we are not in breach of any intellectual property rights he allegedly owns.  We believe that we have fully, diligently and timely complied with our obligation toward the supplier. We also believe that the supplier has no right to conduct any audit of our products or services and such audit may cause us to breach confidentiality obligations to other entities. If a claim is made and we are found to be in violation of such supplier's intellectual property rights, we could be liable for compensation and costs of an unknown amount. Such liability could have a material adverse effect on our business, financial condition and results of operations.

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

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low

2010	$1.82	$0.84
2011	$1.85	$0.91
2012	$1.69	$0.87
2013	$3.95	$1.07
2014	$2.87	$1.14

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

2013
First Quarter .	$1.40	$1.09
Second Quarter	$1.40	$1.07
Third Quarter .	$1.80	$1.08
Fourth Quarter	$3.95	$1.23

2014
First Quarter .	$2.87	$2.18
Second Quarter	$2.44	$1.26
Third Quarter .	$1.78	$1.40
Fourth Quarter	$2.35	$1.14

2015
First Quarter (through March 31, 2015)	$1.30	1.02

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
Month
September 2014	$1.78	$1.45
October 2014	$2.35	$1.45
November 2014	$1.68	$1.38
December 2014	$1.53	$1.14
January 2015	$1.23	$1.02
February 2015	$1.30	$1.13
March 2015 (through March 31, 2015)	$1.29	$1.12

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Rights Attached to Shares

Our authorized share capital consists of NIS 30,000,000 divided into 50,000,000 ordinary shares, nominal value of NIS 0.6 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the ordinary shares are as follows:

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

Annual and Extraordinary Meetings of Shareholders

The board of directors must convene an annual general meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  In addition, the board of directors must convene a special general meeting of the shareholders upon the demand of any of: two of the directors; 25% of the nominated directors; one or more shareholders holding at least 5% of our company's issued and outstanding share capital and at least 1% of the voting power in the company; or, one or more shareholders holding at least 5% of the voting power in our company.  See this Item 10B.  “Additional Information - Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

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

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (disregarding holders who control the offeror or have a personal interest in the acceptance of the offer or holders of 25% or more of the voting rights of the company, any of their relatives, or corporations controlled by any of the above).

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel for 2013 was 25% and was increased to 26.5% in 2014 and onwards.  However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise” or a “benefited enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

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

We comply with the conditions provided in the amendment to the Law for the Encouragement of Capital Investments for inclusion in the scope of the tax benefits track. We intend to implement the Amendment in future tax year. Therefore, the deferred tax balance as of December 31, 2014 was calculated based on the rate provided by the Amendment.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Taxation of Distributions

Subject to limitations, including the discussion, below, under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as capital gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in our ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

A U.S. Holder may make a mark-to-market election only if our ordinary shares are “regularly traded” on a “qualified exchange”.  In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the NASDAQ. However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if you make a mark-to-market election you may continue to be subject to the PFIC rules with respect to your indirect interest in any PFICs we own.

If you elect to mark to market your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of your ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Your adjusted tax basis in your ordinary shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election has been made, in a year in which we are classified as a PFIC, would be treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years), and the source of such gain or loss will be U.S.-source for purposes of the foreign tax credit limitation.  Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, would be capital gain or loss.

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

We are subject to certain of the reporting requirements of the Exchange Act as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file quarterly reports and financial statements.  However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.nisteceltek.com) promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

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

Foreign Currency Exchange Risk

Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS. In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was 1.3% lower in 2014 than 2013 and the average exchange rate for the NIS against the Euro was 1.1% lower in 2014 than 2013, which had a negative impact on our operating results in 2014. The average exchange rate for the NIS against the dollar was 6.4% lower in 2013 than 2012 and the average exchange rate for the NIS against the Euro was 3.2% lower in 2013 than 2012, which had a negative impact on our operating results in 2013.

We estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $200,000 in our operating income. As of December 31, 2014, we estimate that a devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

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

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2014, the cost of raw materials used in production was $13.0 million compared to $16.3 million in 2013.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $130,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  Based on our loans balance at December 31, 2014, a hypothetical increase of 1% in the interest rates would result in an increase of approximately $44,000 in our financial expenses. A hypothetical increase of 1% in the CPI would not have a material impact on our financial and operational expenses.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2014, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Gad Dovev, an external director, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief listing of Mr. Dovev’s relevant experience, see Item 6A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer and all senior financial employees of our company, including the chief financial officer and the comptroller.  The code of ethics is publicly available on our website at www.nisteceltek.com.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accountants. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, serve as our principal independent registered public accounting firm since October 2014. Somekh Chaikin, a member firm of KPMG International, has served as our independent registered public accounting firm prior to the appointment of Kost Forer Gabbay & Kasierer.

All of such fees were pre-approved by our Audit Committee.

Services Rendered.	2014	2013
Audit (1)	$70,000	$108,000
Audit Related Fees	-	-
Tax (2)	$3,000	$5,000
All other Fees (3)	$12,000

Total	$85,000	$113,000
______________
(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.
(3)	Other fees are fees for professional services other than audit or tax related fees.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay and Kasierer, a member of Ernst and Young Global.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser has purchased any of our securities during 2014.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Previous independent registered public accounting firm.

On October 7, 2014, our shareholders elected Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, as our independent registered public accounting firm, replacing Somekh Chaikin, a member of KPMG International. This action was approved by our shareholders following the recommendation of our Board of Directors and Audit Committee.

The reports of Somekh Chaikin on the Company’s consolidated financial statements for the fiscal years ended December 31, 2013 and December 31, 2012 did not contain any adverse opinion or a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2013 and December 31, 2013 and through October 7, 2014, there were no disagreements with Somekh Chaikin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Somekh Chaikin, would have caused it to make reference thereto in its reports on the Company’s financial statements for such fiscal years.

During the Company’s fiscal years ended December 31, 2013 and December 31, 2012 and through October 7, 2014, there were no reportable events as described in Item 16F(a)(1)(V) of Form 20-F.

        A letter from Somekh Chaikin is attached as Exhibit 15.1 to this Form 20-F.

(b) New independent registered public accounting firm.

On October 7, 2014, Kost Forer Gabbay & Kasierer, a Member of Ernst and Young Global, was engaged as the independent registered public accounting firm for the Company.  The engagement of Kost Forer Gabbay & Kasierer was approved by our shareholders following the recommendation by the Board of Directors and the Audit Committee.  During the Company’s fiscal years ended December 31, 2013 and December 31, 2012 and through October 7, 2014, the Company did not consult with Kost Forer Gabbay & Kasierer regarding any of the matters or events set forth in Item 16F(a)(1)(V) of Form 20-F.

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

We have notified NASDAQ that we do not comply with the following NASDAQ requirements, and instead follow Israeli law and practice in respect of such requirements:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  We do have the mandated three independent directors, within the meaning of the rules of the SEC and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - External and Independent Directors.”

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant(1)

1.2	Articles of Association of the Registrant, as amended (2)

2.1	Specimen of Share Certificate(1)

4.1	Share Purchase Agreement, dated June 10, 2002, by and among En-Eltek Netherlands 2000 B.V., Kubatronik-Leiterplatten GmbH, Mr. Alois Kubat, Mr. Thomas Kubat and Ms. Heike Heidenreich (4)

4.2	Extension of Put/Call Option Agreement, dated May 4, 2005, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (5)

4.3	Second Extension of Put/Call Option Agreement Provisions under the Share Purchase Agreement, dated December 28, 2007, by and between En-Eltek Netherlands 2000 B.V. and Mr. Alois Kubat (6)

4.4	English Translation of Lease Agreement dated June 26, 2002, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (7)

4.5	Addendum to Lease Agreement dated May 13, 2007, by and between the Registrant and A.Z. Baranovitz – Assets and Rental Ltd. (8)

4.6	Amendment and Supplement to a Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat. (9)

4.7	English Translation of Letter of Extension dated December 18, 2007 to Lease Agreement dated June 7, 2002, by and between Kubatronik Leiterplatten GmbH and Ms. Karin Kubat. (10)

4.8	Compensation Policy dated November 28, 2013, approved on January 9, 2014.(11)

4.9	Form of Director and Officer Indemnity Agreement (2)

4.10	Investment Agreement, dated August 19, 2013, by and between the Registrant and Nistec Ltd. (2)

4.11	Bank Hapoalim B.M. Agreement dated April 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (12)

4.12	Bank Leumi B.M. Agreement dated May 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (12)

4.13	English summary of terms of Wasterwater Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (12)

8.1	List of Subsidiaries of the Registrant(12)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (12)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended. (12)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (12)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (12)

15.1	Letter of Somekh Chaikin, former independent registered public accounting firm (12)

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.PRE*	XBRL Taxonomy Presentation Linkbase Document.

101.CAL*	XBRL Taxonomy Calculation Linkbase Document.

101.LAB*	XBRL Taxonomy Label Linkbase Document.

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

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

US DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT
TO THE SHAREHOLDERS OF
ELTEK LTD.

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and its Subsidiaries (the "Company") as of December 31, 2014 and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2015	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Eltek Ltd.

We have audited the accompanying consolidated balance sheet of Eltek Ltd. and its Subsidiaries (the “Company”) as of December 31, 2013 and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

April 27, 2014

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2014	2013
	Note	US Dollars in thousands

ASSETS

Current Assets

Cash	2	1,129	2,514
Trade accounts receivable, net of allowance for doubtful accounts	1h	8,227	9,127
Inventories	3	4,670	6,109
Prepaid expenses and other current assets		857	605

Total current assets		14,883	18,355

Assets held for employees' severance benefits	9	49	53

Fixed assets, net	4	10,070	10,108

Deferred tax assets, long-term	14	1,056	2,863

Intangible asset		208	-

Goodwill	5	-	75

Total assets		26,266	31,454

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2014	2013
	Note	US Dollars in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Short-term credit and current maturities of long-term debt	6	2,722	1,818

Accounts payable:
Trade		7,077	9,229
Other current liabilities	7	5,156	5,311

Total Current liabilities		14,955	16,358

Long-term liabilities

Long-term debt, excluding current maturities	8	1,838	1,412
Employees' severance benefits	9	249	337

Total long-term liabilities		2,087	1,749

COMMITMENTS AND CONTINGENT LIABILITIES	10

SHAREHOLDERS' EQUITY	11

Ordinary shares, NIS 0.6 par value Authorized 50,000,000 shares, issued and outstanding 10,142,762 shares as of December 31, 2014 and 10,142,762 as of December 31, 2013		1,985	1,985
Additional paid-in capital		17,270	17,270
Cumulative foreign currency translation adjustments		1,907	3,186
Capital reserves		695	695
Accumulated deficit		(12,550)	(9,885)

Total Eltek Ltd. shareholders' equity		9,307	13,251

Non-controlling interest		(83)	96

Total equity		9,224	13,347

Total liabilities, shareholders' equity and non- controlling interest		26,266	31,454

The accompanying notes are an integral part of these consolidated financial statements.

April 1, 2015	/s/ Amnon Shemer	/s/ Yitzhak Nissan
Date of approval of the	Amnon Shemer	Yitzhak Nissan
financial statements	Vice President, Finance and Chief Financial Officer	Chairman of the Board of Directors and Chief Executive Officer

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
		2014	2013	2012
	Note	US Dollars in thousands (except profit per share data)

REVENUES	12	46,626	50,235	45,646
Cost of revenues	16B	(40,604)	(42,242)	(37,836)

Gross profit		6,022	7,993	7,810

Operating expenses
R&D expenses		(72)	-	-
Selling, general and administrative expenses		(6,773)	(6,722)	(6,040)
Impairment of goodwill		(80)	-	(481)

Operating profit (loss)		(903)	1,271	1,289
Financial expenses, net	13	(356)	(439)	(543)
Other income (loss), net		38	(26)	2

Profit (loss) before income tax (expense) benefit		(1,221)	806	748
Income tax (expense) benefit	14	(1,634)	2,975	(52)

Net profit (loss)		(2,855)	3,781	696
Net (profit) loss attributable to non-controlling interest		190	42	(6)

Net profit (loss) attributable to Eltek Ltd.		(2,665)	3,823	690

Other comprehensive income (loss):
Foreign currency translation adjustments		(1,268)	487	78

Comprehensive income (loss)		(4,123)	4,268	774

Comprehensive loss attributable to non-controlling interest		(179)	(28)	(7)

Comprehensive income(loss) attributable to Eltek Ltd.		(3,944)	4,296	781

Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders		(0.26)	0.53	0.1

Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders		10,142,762	7,198,883	6,610,107

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Equity attributed to Eltek Ltd. and subsidiaries	Non controlling interest	Total
	US Dollars in thousands (except profit per share data)

Balance as of January 1, 2012	6,610,107	1,384	14,328	2,622	695	(14,398)	4,631	131	4,762

Changes during the year
Foreign currency translation adjustments	-	-	-	91	-	-	91	(13)	78
Net profit		-	-	-	-	690	690	6	696

Comprehensive income ( loss)	-	-	-	-	-	-	781	(7)	774

Balance as of December 31, 2012	6,610,107	1,384	14,328	2,713	695	(13,708)	5,412	124	5,536

Changes during the year
Foreign currency translation adjustments	-	-	-	473	-	-	473	14	487
Net profit (loss)	-	-	-	-	-	3,823	3,823	(42)	3,781

Comprehensive income (loss)	-	-	-	-	-	-	4,296	(28)	4,268
Issuance of shares, net of costs	3,532,655	601	2,942	-	-	-	3,543	-	3,543

Balance as of December 31, 2013	10,142,762	1,985	17,270	3,186	695	(9,885)	13,251	96	13,347

Changes during the year
Foreign currency translation adjustments	-	-	-	(1,279)	-	-	(1,279)	11	(1,268)
Net loss	-	-	-	-	-	(2,665)	(2,665)	(190)	(2,855)
Comprehensive loss	-	-	-	(1,279)	-	(2,665)	(3,944)	(179)	(4,123)

Balance as of December 31, 2014	10,142,762	1,985	17,270	1,907	695	(12,550)	9,307	(83)	9,224

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2014	2013	2012
	US Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)	(2,855)	3,781	696

Adjustments to reconcile net profit to net cash flows provided by operating activities:
Depreciation and goodwill amortization	1,893	1,739	2,253
Capital loss on disposal of fixed assets	101	26	-
Revaluation of long term loans	16	1	25
Increase (decrease) in deferred tax benefit	1,528	(3,012)	-
Changes in employee severance benefits, net	(59)	217	53
Decrease (increase) in trade receivables	(78)	(1,531)	2,339
Decrease (increase) in other receivables and prepaid expenses	(319)	46	(58)
Decrease (increase) in inventories	848	(451)	(670)
Increase (decrease) in trade payables	(1,441)	655	(147)
Increase in other liabilities and accrued expenses	445	147	281

Net cash provided by operating activities	79	1,618	4,772

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(212)	-	-
Purchase of fixed assets, net	(2,431)	(950)	(1,234)

Net cash used in investing activities	(2,643)	(950)	(1,234)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short- term credit	1,352	(2,577)	(192)
Repayment of long-term loans	(806)	(564)	(1,149)
Proceeds from long-term loans	1,179	-	-
Proceeds from issuance of shares	-	3,543	-
Repayment of credit from fixed asset payables	(477)	(515)	(1,049)

Net cash provided by (used in) financing activities	1,248	(113)	(2,390)

Effect of exchange rate on cash and cash equivalents	(69)	24	(105)

Net increase (decrease) in cash	(1,385)	579	1,043
Cash at beginning of the year	2,514	1,935	892

Cash at end of the year	1,129	2,514	1,935

SUPPLEMENTAL CASH FLOW INFORMATION:
Income tax paid	40	110	43
Interest paid	146	356	386

Non-cash activities:
Purchase of fixed assets not yet paid	523	514	1,212

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	General:

Eltek Ltd. ("the Parent") was organized in Israel in 1970, and the Parent's shares have been publicly traded on the NASDAQ Capital Market since 1997. Eltek Ltd. and its subsidiaries (see below) are collectively referred to as "the Company".

The Company manufactures, markets and sells custom made printed circuit boards ("PCBs"), including high density interconnect, flex-rigid and multi-layered boards.  The principal markets of the Company are in Israel, Europe and North America.

The Company markets its product mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment, as well as to contract electronic manufacturers, among other industries, and its business is subject to numerous risks. The major risks include, but are not limited to, (1) the impact of currency exchange rates (mainly NIS/US$ ), (2) the Company's success in implementing its sales and manufacturing plans, (3) the impact of competition from other companies, (4) the Company's ability to receive regulatory clearance or approval to market its products, (5)  changes in regulatory environment, (6) domestic and global economic conditions and industry conditions, and (7) compliance with environmental laws and regulations. Further, the Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

On August 19, 2013, the Parent entered into an agreement to issue and sell 3,532,655 of its ordinary shares, par value NIS 0.6 each, to Nistec Ltd. ("Nistec"), a private company organized under the laws of the State of Israel, for $ 4.2 million. Nistec is controlled by Yitzhak Nissan, who owns all of the shares of Nistec. Also, on August 19, 2013, Nistec purchased 1,589,440 of the Parent's ordinary shares from Merhav M.N.F. Ltd., a company owned by Mr. Yosef Maiman, which at the time held 24.1% of the Parent's outstanding ordinary shares. The total consideration paid by Nistec in the two transactions was $ 6.5 million, $ 2.3 directly to Merhav M.N.F Ltd. and $ 4.2 million to the Parent. Nistec financed a portion of those funds from a loan extended by Bank Leumi Le'Israel, and the shares that Nistec acquired constitute collateral for the loan.

As a result of these transactions, which closed on November 1, 2013, Nistec acquired 50.5% of the Parent's ordinary shares on a fully diluted basis, and Nistec gained control of the Parent.

Kubatronik Leiterplatten GmbH

In June 2002, the Parent established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH ("Kubatronik").

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On June 10, 2002, the Parent acquired 76% of the shares of Kubatronik for € 2.6 million ($ 2.4 million as of the date of acquisition). The acquisition resulted in the recognition of goodwill in the amount of € 1.1 million ($ 1 million as of the date of acquisition)  see Note 5.

The Parent subsequently incurred a goodwill impairment of approximately $ 1 million and the goodwill balance was nil as of December 31, 2014 and $75 as of December 31, 2013.

Pursuant to the Kubatronik acquisition agreement, the seller had until December 31, 2014, (at which time the period is automatically extended for additional consecutive two-year periods unless otherwise notified in writing by either party upon at least six months prior notice) the right to require the Parent to purchase ("Put Option"), and the Parent has the right to require the seller to sell to the Parent ("Call Option") the seller's remaining 24% interest in Kubatronik. In May 2012, the seller exercised his option with respect to 3% of his remaining shares of Kubatronik for approximately Euro 69 ($ 89) and reduced his share in Kubatronik from 24% to 21%. The exercise price for the seller's 21% interest in Kubatronik under the Put Option is Euro 483 ($ 587), and the exercise price for the seller's remaining holdings in Kubatronik under the Call Option is Euro 513 ($ 623). As of December 31, 2014 the option is presented at the maximum exercise price in the amount of $587 in the short term liabilities. Changes in fair value are recorded in the Consolidated Statement of Comprehensive income. See Note 15.

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

b.	Basis of presentation:

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

The consolidated financial statements include the accounts of the Parent Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

Changes in the Parent Company's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Functional and reporting currency:

The Parent's functional currency is the New Israeli Shekel ("NIS"). Transactions denominated in foreign currencies are translated into NIS using the prevailing exchange rates at the date of the transaction.  Gains and losses from the translation of foreign currency transactions are recorded in financial income or expenses.

The Company's reporting currency is the U.S. dollar. Assets and liabilities are translated to the reporting currency using the exchange rate at the end of the year. Revenues and expenses are translated into the reporting currency using the average exchange rate for each quarter. Translation adjustments are reported separately as a component of accumulated other comprehensive income.

d.	Translation of foreign entity operations:

The financial statements of foreign subsidiaries are translated into the Parent's functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders' equity.

e.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI") are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Details of the CPI and the representative exchange rates are as follows:

		Exchange rate	Exchange rate
	Israeli CPI	of one US dollar	of one Euro
	Points	NIS	NIS

December 31, 2014	219.80	3.889	4.7246
December 31, 2013	220.20	3.471	4.7819
December 31, 2012	219.80	3.733	4.9206

	%

December 31, 2014	(0.2)	12.2	(1.2)
December 31, 2013	1.8	(7.02)	(2.82)
December 31, 2012	1.6	(2.30)	(0.35)

f.	Use of estimates:

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

g.	Cash and cash equivalents:

Cash and cash equivalents are highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not restricted by a lien.

h.	Trade accounts receivable:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio.

The allowance for doubtful accounts receivable is calculated on the basis of specific identification of customer balances. The allowance is determined based on management's estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and volume of their operations.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The activity in the allowance for doubtful accounts for the three years ended December 31, 2014 is as follows:

	Year ended December 31,
	2014	2013	2012
	US Dollars in thousands

Opening balance	82	95	93
Additions during the year	21	-	1
Write off of allowance	(32)	(9)	-
Foreign currency translation adjustments	(9)	(4)	1

Closing balance	62	82	95

i.	Inventories:

Inventories are recorded at the lower of cost or market value. Cost is determined on the weighted average basis for raw materials. For work in progress and finished goods, the cost is determined pursuant to calculation of accumulated actual direct and indirect costs.

j.	Assets held for employees' severance payments:

Assets held for employees' severance payments represent contributions to insurance policies and deposits to a central severance pay fund, and are recorded at their current redemption value.

k.	Fixed assets:

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

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

l.	intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other." Intangible assets were amortized based on the straight-line method or acceleration method.

The Parent acquired software technology which will be amortized during 2015.

Intangible assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful life of 10 years.

m.	Goodwill:

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. In September 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2011.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

The Company performs an annual impairment review of goodwill at the beginning of the following year, and when a triggering event occurs between annual impairment tests. Due to ongoing losses of Kubatronik, the Company recorded impairment losses of $80 in 2014 and $481 in 2012. See Note 5. For 2013, the Company performed a qualitative assessment of goodwill and determined that it is not more-likely-than-not that the fair values of its reporting units are less than the carrying amounts. Accordingly, no impairment loss was recorded in 2013.

As of December 31, 2014, the Company had no goodwill balance. See Note 5.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The Company recognizes the effect of income tax positions only if those positions are more-likely–than- not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

o.	Revenue recognition:

The Company recognizes revenue upon shipment of the product and after the customer takes ownership and assumes risk of loss, collection of the corresponding receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. -

p.	Earnings per ordinary share:

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

q.	Derivative financial instruments:

The Company may utilize derivative financial instruments principally to manage its exposure resulting from fluctuations in foreign currency exchange rates. The Company holds put/call options with the minority shareholder of Kubatronik for the purchase/sale of the minority holding in Kubatronik (see Note 15).

Changes in fair value are recognized in the consolidated statements of comprehensive income as a financing item.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Concentration of credit risk:

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. Cash is deposited with major financial institutions in Israel, Europe and the United States.

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base, and the Company's policy of obtaining credit evaluations of the financial condition of certain customers, requiring collateral or security with respect to certain receivables, or purchase of insurance for certain other receivables.

s.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred.

t.	Commitments and contingencies:

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

u.	Fair value measurements:

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

See Note 15.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Recently issued accounting standards:

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. If such conditions or events exist, an entity should disclose that there is substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Disclosure should include the principal conditions or events that raise substantial doubt, management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations, and management’s plans that are intended to mitigate those conditions or events. ASU 2014-15 will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter.

In May 2014, the FASB  issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", a comprehensive new revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS ("ASU 2014-09"). ASU 2014-09's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 204-09 is effective for annual periods beginning after December 15, 2016, including interim periods within that period. Early adoption is not permitted under US GAAP.

NOTE 2:-	CASH AND CASH EQUIVALENTS

	December 31,
	2014	2013
	US Dollars in thousands

Denominated in U.S. dollars	773	886
Denominated in NIS	150	1,304
Denominated in Euro	206	324

	1,129	2,514

NOTE 3:-	INVENTORIES

	December 31,
	2014	2013
	US Dollars in thousands

Raw materials	1,954	2,168
Work-in-process	1,686	2,616
Finished products	1,030	1,325

	4,670	6,109

Raw materials inventory is net of $59 and $87 of obsolete items as of December 31, 2014, and 2013, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 4:-	FIXED ASSETS, NET

	December 31,
	2014	2013
	US Dollars in thousands
Cost:
Machinery and equipment	36,735	40,347
Leasehold improvements	8,542	9,321
Motor vehicles	45	114
Office furniture and equipment	1,472	1,653

	46,794	51,435
Accumulated depreciation:

Machinery and equipment	(28,896)	(32,897)
Leasehold improvements	(6,469)	(6,842)
Motor vehicles	(33)	(98)
Office furniture and equipment	(1,326)	(1,490)
	(36,724)	(41,327)

Depreciated cost	10,070	10,108

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 were $ 1,813,      $ 1,827 and $ 1,772, respectively.

NOTE 5:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
	US Dollars in thousands

Balance at the beginning of the year	75	69
Impairment on goodwill	(80)	-
Effect of translation adjustments	5	6

	-	75

NOTE 6:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Annual interest
	rate at
	December 31	December 31,
	2014	2014	2013
	%	US Dollars in thousands

In NIS (linked to the Prime rate)	3.5 - 6.75	2,674	1,469
In U.S. dollars	3.81 - 4.41	-	110
Current maturities of long-term debt from banks (Note 8)		48	239

		2,722	1,818

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 7:-	OTHER CURRENT LIABILITIES

	December 31,
	2014	2013
	US Dollars in thousands

Accrued payroll and related benefits	1,129	1,134
Provision for vacation and other employee benefits	1,416	1,973
Net written put option (Note 1A)	587	554
Accrued expenses	871	812
Employees' severance benefits (Note 9D)	401	115
Provision for contingent liabilities (Note 10D)	298	202
Other liabilities	454	521

	5,156	5,311

NOTE 8:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

Banks and others

	Annual interest
	rate at
	December 31	December 31,
	2014	2014	2013
	%	US Dollars in thousands
Linkage terms
U.S. dollar	5.89 - 8.56	403	615
NIS - not linked	6	128	225
Euro	2.17 - 3.86	659	454
NIS - linked to the Prime rate	P+0.9	1,157	68
U.S. dollar linked to Libor	4-4.5	-	720

		2,347	2,082
Less - current maturities (banks and others)		(509)	(670)

		1,838	1,412

Minimum future payments at December 31, 2014 due under the long-term (including capital lease) debt are as follows:

Long-term loan

First year	509
Second year	674
Third year	460
Forth year	420
Fifth year and thereafter	284

2,347

Long-term debt (excluding current maturities) includes capital leases in the amounts of $308 and $ 892 for the years ended December 31, 2014 and 2013, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 8:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES (Cont.)

For the year ended December 31, 2013 and onward, the Company's banks require the Company to maintain certain financial covenants. In April 2014, the Company signed a new financial undertakings letter, with one of the banks and in May 2014 with the other bank effective for the financial statements for the year ended December 31, 2013 and onward, pursuant to which it is required to maintain: (i) adjusted shareholders' equity equal to the greater of $ 4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. For this purpose, adjusted shareholders' equity excludes certain intangible and other assets. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. As of December 31, 2014, the Company was in compliance with such covenants.

As to pledges securing the loans, see Note 10a.

NOTE 9:-	EMPLOYEE SEVERANCE BENEFITS

Under Israeli law and labor agreements, the Parent is required to make severance and pension payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

a.
The Parent has an approval from the Israeli Ministry of Labor and Social Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the current deposits in the pension fund and/or with the insurance company exempt it from any additional severance obligations to the employees for whom such depository payments were made.

b.
The Parent's employees participate in a pension plan or individual insurance policies are purchased for them. The Parent's liability for severance obligations for the employees employed for one year or more is discharged by making regular deposits with a pension fund or the insurance policies. Under Israeli law, there is no liability for severance pay in respect of employees who have not completed one year of employment. The amount deposited with the pension fund or the insurance policies is based on salary components as prescribed in the employment agreement. The custody and management of the amounts so deposited are independent of the Parent and accordingly, such amounts funded and related liabilities are not reflected in the balance sheet.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 9:-	EMPLOYEE SEVERANCE BENEFITS (Cont.)

For the non-management employees, the Parent deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon completion of one year of employment with the Parent, it makes a one-time deposit with the pension fund for the remaining balance.

In 2011, the Parent made a transfer of funds from a central severance fund to individual funds in the name of the employees for the unfunded liability in respect of the employees, which pursuant to Section 14 of the Israeli Severance Pay Law, it discharged its liability in respect of such employees' severance pay. As a result, the balance of assets held for employees severance pay was reduced, and the liability was reduced accordingly.

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

d.	Total liability for employees' severance benefits as at December 31, 2014 amounted to $ 617. The current portion amounting to $ (84) is recorded in the short-term liabilities.

Expenses recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2014, 2013, and 2012 were $ 284, $ 231 and $ 57, respectively.

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its indebtedness to banks, as well as placed floating liens on all of its remaining assets in favor of the banks.

2.
The Company has pledged certain items of its equipment as a guarantee for the implementation of its benefited enterprise for tax proposes. The Company has determined that it is in compliance with the conditions of the approval (see Note 14a).

3.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Operating leases and other agreements:

1.	The premises occupied by the Parent and Kubatronik are leased under two operating agreements that expire in February 2017 and May 2019, respectively.

2.	The Parent has signed several lease and maintenance agreements for production equipment with suppliers of equipment and software. Of such agreements, the main principal agreement expires in June 2017.

3.	Several production machines are leased by Kubatronik under operating agreements which will expire in May 2019.

4.	The Parent's motor vehicles are leased under operating lease agreements, mainly for three-year terms.

5.	Minimum future payments at December 31, 2014 due under the above agreements over the next five years and thereafter are as follows:

	Premises leases	Other agreements
	US Dollars in thousands

First year	1,016	639
Second year	1,016	436
Third year	265	178
Fourth year	115	2
Fifth year and thereafter	155	3

	2,567	1,258

Payments required under these agreements are charged to expense by the straight-line method over the periods of the respective leases.

Expenses recorded under these agreements for the years ended December 31, 2014, 2013, and 2012 were $1,480, $ 1,471 and $ 1,183, respectively.

c.	Indemnification agreement:

The Parent entered into an indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer. Such indemnification amount is limited to the lesser of $ 2,000 or 25% of the Parent's shareholders' equity.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

The Company's articles of association allow it to exculpate any officer from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. The Parent provided an exculpation letter to each of its directors and officers, and agreed to provide the same to future officers.

d.	Contingent Liabilities:

Environmental Related Matters

In January, 2014 and in July 2014, the Company received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 1.4 million ($390,000) excluding VAT, for discharges of  industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system. The payment demands were made on the basis of four samplings conducted by Meitav on Eltek’s premises during 2013.  The Company presented to Meitav its plans for a new wastewater treatment facility, in order to revoke or reduce the demand for payment. The Company believes that we have good arguments against such demand for payment and that it will not be liable to pay to Meitav any amounts exceeding the amounts provided for in its financial statements.  In July 2014, the Company entered into an agreement with Elad Technologies (L.S) Ltd., pursuant to which, Elad Technologies will build and operate a wastewater treatment facility for the Company. The Company expects the facility to become operational in the second half of 2015.

If the Company is found to be in violation of environmental laws, then in addition to fees, it could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on its business, financial condition and results of operations.

In connection with the change of control of our company that resulted from Nistec’s acquisition of a controlling stake in the Company, Israeli law requires it to obtain a new business permit in order to continue operating its business. The Company submitted an application for this permit, but has not yet received the new permit. The new permit is expected to be subject to certain conditions, especially certain conditions imposed by the Israeli Ministry for Environmental Protection. The cost of complying with such conditions may be significant.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Employee Related Matters

Three lawsuits were filed against the Company in May 2008, in March 2012 and in December 2014 by three employees alleging that they had suffered personal injuries during their employment with the Company. The employees are seeking aggregate financial compensation of approximately $200,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified the Company between January 2011 and July 2013 that they allegedly suffered personal injuries during their employment with the Company. Of these four employees, one is seeking compensation of $170,000 and the others did not state their claim amount.

The Company submitted all these claims to its insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

In January 2015 and February 2015 two former employees informed the Company that they demand additional payments in connection with their employment with the Company and their termination. Their aggregate amount claimed is approximately $380,000.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 11:-	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31,
	2014 and 2013	2014	2013
	Number of shares

Ordinary shares of par value NIS 0.6 each	50,000,000	10,142,762	10,142,762

Amount in US$
Ordinary shares of par value NIS 0.6 each		1,985,280	1,985,280

NOTE 12:-        REVENUES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2014	2013	2012
	US Dollars in thousands

Customer A - Sales of manufactured products	20.6%	18.4%	17.2%

b.	Revenues by geographic areas:
	Year ended December 31,
	2014	2013	2012
	US Dollars in thousands

Israel	24,807	27,992	21,965
Europe	9,383	10,623	11,583
North America	5,892	6,227	7,664
India	5,240	3,294	1,280
Rest of the world	1,304	2,099	3,154

	46,626	50,235	45,646

c.	Fixed assets, net by geographic areas:

	Year ended December 31,
	2014	2013	2012
	US Dollars in thousands

Israel	9,161	9,534	8,617
Europe	901	561	445
North America	8	13	13

	10,070	10,108	9,075

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 13:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2014	2013	2012
	US Dollars in thousands

Interest and exchange rate expenses on long-term loans	95	106	126
Expenses on short-term credit and bank charges	54	284	281
Effect of exchange rate differences on other expenses and net loss from derivative instruments	117	19	137
Other financing expenses (income), net	90	30	(1)

	356	439	543

The Company uses forward contracts and options to manage some of its foreign exchange rate exposures. Such transactions were not designated as hedging instruments for accounting purposes.

NOTE 14:-	TAXES ON INCOME

a.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"):

1.	Beneficiary enterprise:

The Parent has production facilities in Israel qualified as "Beneficiary Enterprises" in accordance with the Law, as amended in 2005, which provides certain tax benefits to investment programs of an "Approved Enterprise" or "Beneficiary Enterprise." The Parent's first Beneficiary Enterprise was converted from a previously "Approved Enterprise" program pursuant to the approval of the Israel Tax Authority that the Parent received in September 2006. In the past, certain of the Parent's production facilities were granted approved enterprise status pursuant to the Law; however, the benefit periods for such approved enterprises expired in 2005. Additionally, the Parent has elected 2012 as the year of election.

The income generated by the "Beneficiary Enterprise" is exempt from tax over a period of two years, beginning with the year in which the Parent first had taxable income. The period of tax benefit of the first Beneficiary Enterprise has not yet commenced and will expire not later than 2016. The period of tax benefit of the second beneficiary enterprise has not yet commenced and will expire not later than 2023. The benefits are contingent upon compliance with the terms of the Encouragement Law (export rate, etc.). The Parent is currently in compliance with these terms.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 14:-	TAXES ON INCOME (Cont.)

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

2.	Amendment to the Law:

On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – "the Amendment"). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment.

Companies can choose not to be included in the scope of the amendment to the Encouragement Law and to stay in the scope of the law before its amendment until the end of the benefits period of its approved/beneficiary enterprise. The 2012 tax year was the last year companies could have chosen as the year of election, providing that the minimum qualifying investment began in 2010.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the "Ireland" track and the "Strategic" track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company's income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. On August 5, 2013 the Knesset passed the Law for the Change in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, which cancelled the planned tax reduction so that as from the 2014 tax year the tax rate on preferred income will be 9% for Development Area A and 16% for the rest of the country.

The Amendment also provides that no income tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties. The Law for the Change in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013 raised to 20% the tax rate on a dividend distributed to an individual and foreign resident out of preferred income as from January 1, 2014.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 14:-	TAXES ON INCOME (Cont.)

Furthermore, the Amendment provides relief with respect to the non-payment of tax on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment and the dividend is distributed after the date of the notice (hereinafter – "the relief"). Furthermore, a distribution from profits of the exempt enterprise will be subject to tax by the distributing company.

The Parent complies with the conditions provided in the amendment to the Law for the Encouragement of Capital Investments for inclusion in the scope of the tax benefits track. The Parent intends to implement the Amendment in future tax years. Therefore, the deferred tax balance as of December 31, 2013 was calculated based on the rate provided by the Amendment.

b.	Corporate tax rate:

Presented hereunder are the tax rates relevant to the Parent in the years 2012-2014:
2013 and 2012 - 25%, 2014 - 26.5%.

On August 5, 2013, the Knesset passed the Law for the Change in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

Current taxes for the reported periods are calculated according to the tax rates presented above.

c.	Tax losses and tax credits carryforwards:

As of December 31, 2014, the Parent's tax loss carryforwards were approximately $ 14.1 million of operating losses and $ 4.2 million of capital losses and Kubatronik's tax loss carryforwards were Euro 1.5 million ($ 1.8 million) for corporate tax and Euro 1.5 million ($ 1.8 million) for municipal corporate tax. Additionally, the Parent's tax credits carryforward was $ 869.

The Parent's tax loss carryforward and tax credits carryforward do not have expiration dates. Kubatronik's tax loss carryforward may be subject to restrictions if a change of control in Kubatronik occurs.

d.	Income tax assessments:

The Parent files its income tax return in Israel. Kubatronik and Eltek Europe file their income tax returns in Germany and Eltek USA files its income tax return in the United States.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 14:-	TAXES ON INCOME (Cont.)

In Israel, the Parent has received final tax assessments through the 1995 tax year. Assessments through the 2009 tax year are considered final due to statute of limitations. The Israeli tax returns of the Parent may be audited by the Israeli Tax Authorities for the tax years beginning in 2010.

Kubatronik and Eltek Europe have received final tax assessments through the 2010 tax year. The tax returns of Kubatronik and Eltek Europe remain subject to audit for the tax years beginning in 2011. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2009.

The Parent's other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

e.	Profit before tax and income tax expense (benefit) included in the consolidated statements of comprehensive income:

	Year ended December 31,
	2014	2013	2012
	US Dollars in thousands

Profit (loss) before income tax expense:
Israel	(483)	782	495
Foreign jurisdictions	(738)	24	253
	(1,221)	806	748

Current tax expense (benefit):
Israel	-	(41)	-
Foreign jurisdictions	19	78	52

	19	37	52

Deferred taxes:
Israel	1,581	(3,079)	-
Foreign jurisdictions	34	67	-
	1,615	(3,012)	-

Income tax expense (benefit)	1,634	(2,975)	52

The deferred tax assets utilized in 2013 and 2012 were $ 299,000 and $ 1.1 million respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 14:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical income tax expense (benefit) to the actual income tax expense:

A reconciliation of the theoretical income tax expense (benefit), assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2014	2013	2012
	US Dollars in thousands

Profit (loss) before income tax expense (benefit) as reported in the consolidated statements of comprehensive income	(1,221)	806	748

Statutory tax rates	26.5%	25%	25%

Theoretical tax expense calculated	(324)	202	187

Other	182	(118)	15
Changed in liability for undistributed income of subsidiaries	29	132	-
Change in valuation allowance	1,724	(2,540)	1,095
Loss on investment in subsidiaries	-	-	(1,098)
Adjustment to net loss carryforward	-	142
Change in effective corporate tax rates	-	(757)	-
Tax benefit arising from "Beneficiating and Preferred enterprises" (*)	40	(70)	(146)
Foreign tax rate differential in subsidiaries	(17)	34	(1)

Total	1,958	(3,177)	(135)

Income tax expense (benefit)	1,634	(2,975)	52

(*)	Net earnings per share - amounts of the benefit resulting from the Approved and Preferred Enterprises: 2014 - $0.01 2013- $ 0.01, 2012- $ 0.02.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 14:-	TAXES ON INCOME (Cont.)

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2014	2013
	US Dollars in thousands

Deferred tax assets:

Net operating loss carryforwards (in Israel)	2,532	2,543
Net operating loss carryforwards (outside Israel)	530	343
Capital loss carryforwards (in Israel)	1,113	1,252
Severance benefits	29	32
Provision for vacation pay	199	280
Tax credit carryforward	869	952
Allowance for doubtful accounts	10	13

Total gross deferred tax assets	5,282	5,415

Less valuation allowance	(3,319)	(1,595)

Net deferred tax assets	1,963	3,820

Deferred tax liabilities:
Undistributed income of subsidiaries	(29)	(134)

Fixed assets - differences in depreciation	(721)	(635)

Total gross deferred tax liabilities	(750)	(769)

Net deferred tax assets	1,213	3,051

Deferred tax assets, short-term (in other current assets)	157	188

Deferred tax assets, long-term	1,056	2,863

Despite the Company's accumulated profits in Israel during the years ended December 31, 2014 and 2013, the Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future.

During the year ended December 31, 2014 the Company recorded a tax expense of $1.6 million compared to a tax benefit of $3 million in 2013. In 2014, the Company reduced certain of its deferred tax assets due to changes in the PCB market conditions and increased uncertainty about its ability to utilize these tax assets in the foreseeable future. Such uncertainty results from a reduced demand for the Company's products, a change in the PCB buying patterns by domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and the possible devaluation of the US Dollar against the NIS, all of which may adversely affect the Company’s future profitability. Other tax expenses in 2014 were attributable to subsidiaries in the United States and Germany.

In 2013, the Parent determined that the deferred tax assets were more-likely–than-not to be realized in future years, based on three years of consistent profits. Accordingly, the Company reversed the valuation allowance, in the amount of $ 2.5 million. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. The valuation allowance for deferred tax assets as of December 31, 2014 and 2013, was $3,319 and $ 1,595 respectively. The net change in the total valuation allowance for each of the years ended December 31, 2014, 2013 and 2012, was an increase (decrease) of $1,724, $(2,540) and $1,095, respectively.

Certain comparative figures in Note 14F and 14G have been changed to reflect changes in the deferred tax assets and liabilities and related valuation allowance.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 14:-	TAXES ON INCOME (Cont.)

h.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2014, 2013 and 2012, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

NOTE 15:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company measures its long-term bank loans and net written put option (see Note 1A) at fair value. In accordance with ASC 820-10, the Company's long-term bank loans and foreign currency derivative contracts are classified within Level 2, because they are valued utilizing market observable inputs. The net written put option is classified within Level 3 because it is valued using a Binomial model which utilizes significant inputs that are unobservable in the market such as expected stock price volatility, risk-free interest rate and the dividend yield, and remaining period of time the options will be outstanding before they expire.

The Company’s outstanding loan as of December 31, 2014 was received at the year-end and accordingly is presented at its fair value.

In addition to the above, the Company's financial instruments at December 31, 2014 and 2013, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, short-term credit provided by financial institutions, and trade and other payables. The carrying amounts of all the aforementioned financial instruments, at face value or cost plus accrued interest, approximate fair value due to the short maturity of these instruments.

The changes in the Company's liabilities measured at fair value using significant unobservable inputs (Level 3), during the years ended December 31, 2014 and 2013 were changes in the fair value of the net written put option charged to financial expense in the Consolidated Statement of Comprehensive Income of $ 93 and $ 35 and, respectively, and translation adjustments included in financial income in the Consolidated Statement of Comprehensive Income $ 60 and $ (15), respectively.

These Consolidated Financial Statements do not include any nonrecurring fair value measurements relating to assets and liabilities for which the Company has adopted the provisions of ASC Topic 820.

ELTEK LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 16:-	RELATED PARTY BALANCES AND TRANSACTIONS

The Company carries out transactions with related parties as detailed below.  Until November 2013, the Company's principal shareholder was also the principal shareholder of an affiliated supplier.

One of the Company's customers, Nistec, became a related party in November 2013. The Company sells products to Nistec and pays management fees to Nistec. The Company's transactions with its related parties were carried out on an arm's-length basis.

a.	Balances with related parties:

	December 31,
	2014	2013
	US Dollars in thousands

Trade accounts receivable	74	26
Trade accounts payable	32	-

b.	Transactions with related parties:

	Year ended December 31,
	2014	2013	2012
	US Dollars in thousands

Cost of revenues (*)	-	3,402	3,287
Selling, general and administrative expenses	302	52	-

(*)	The Company's purchases from such supplier accounted for 23.1% and 24.5% of its raw material costs in 2013 and 2012, respectively.

NOTE 17:-	SUBSEQUENT EVENTS

On April 1, 2015 a former employee submitted to the Company a demand for additional payments related to his employment with the Company and his termination. The total amount claimed is approximately $212,000. Due to the early stage of this claim, the Company has not yet assessed the chances of its success.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD.

By:	/s/ Yitzhak Nissan
Name: Yitzhak Nissan
Title: Chairman and Chief Executive Officer

By:	/s/ Amnon Shemer
Name: Amnon Shemer
Title: Vice President, Finance and Chief Financial Officer

Dated: April 2, 2015