Form 20-F
period 2015-12-31
ELTEK LTD
filed 2016-03-23
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

10,142,762 Ordinary Shares, nominal value NIS 0.6 per share (as of December 31, 2015)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐      No ☒

INTRODUCTION

Eltek Ltd., incorporated  in 1970 under the laws of the State of Israel, manufactures, markets and sells technologically advanced custom made printed circuit boards, or PCBs, including high density interconnect, or HDI, flex-rigid and rigid, with high layer count boards.  Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market.  As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

Our functional currency is New Israeli Shekel while our reporting currency is the U.S. dollar.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of December 31 of each year as published by the Bank of Israel ($1.00 = NIS 3.9020 as of December 31, 2015), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

i

ii

Page No.
ITEM 9.	THE OFFER AND LISTING	53
A.	Offer and Listing Details	53
B.	Plan of Distribution	54
C.	Markets	54
D.	Selling Shareholders	54
E.	Dilution	54
F.	Expense of the Issue	54
ITEM 10.	ADDITIONAL INFORMATION	54
A.	Share Capital	54
B.	Memorandum and Articles of Association	54
C.	Material Contracts	58
D.	Exchange Controls	59
E.	Taxation	59
F.	Dividends and Paying Agents	69
G.	Statement by Experts	69
H.	Documents on Display	69
I.	Subsidiary Information	70
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	70
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	71
PART II		71
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	71
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	71
ITEM 15.	CONTROLS AND PROCEDURES	71
ITEM 16.	[RESERVED]	72
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	72
ITEM 16B.	CODE OF ETHICS	72
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	72
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	73
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	73
ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	73
ITEM 16G.	CORPORATE GOVERNANCE	74
ITEM 16H.	MINE SAFETY DISCLOSURE	74
ITEM 17.	FINANCIAL STATEMENTS	74
ITEM 18.	FINANCIAL STATEMENTS	74
ITEM 19.	EXHIBITS	75

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for the five years ended December 31, 2015.  The selected consolidated financial data as of December 31, 2015 and 2014 and for each of the three years ended December 31, 2015 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  The selected consolidated financial data as of December 31, 2013 and  2012 and for the year ended December 31, 2011 have been derived from our previously published audited consolidated financial statements, which are not included in this annual report.  The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Year ended December 31,	2015	2014	2013	2012	2011
	($ and share data in thousands, except per share data)
Revenues	41,350	46,626	50,235	45,646	$46,830
Cost of revenues	(34,802)	(40,604)	(42,242)	(37,836)	(38,101)
Gross profit	6,548	6,022	7,933	7,810	8,729

R&D expenses	(90)	(72)	--	-	-
Selling, general and administrative expenses	(4,961)	(6,773)	(6,722)	(6,040)	(6,155)
Impairment on goodwill	-	(80)	-	(481)	-
Total operating expenses	(5,051)	(6,925)	(6,722)	(6,521)	(6,155)
Operating profit (loss)	1,497	(903)	1,271	1,289	2,574

Financial expenses, net	(259)	(356)	(439)	(543)	(740)
Other income, net	6	38	(26)	2	12
Profit (loss) before income tax expense	1,244	(1,221)	806	748	1,846

Income tax (expense) benefit	(218)	(1,634)	2,975	(52)	(31)
Net profit (loss)	1,026	(2,855)	3,781	696	1,815
Net profit (loss) attributable to non-controlling interest	17	190	42	6	(31)
Net profit (loss) attributable to Eltek Ltd. shareholders	1,043	(2,665)	3,823	690	1,846
Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd.	0.1	(0.26)	0.53	0.1	0.28
Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share	10,143	10,143	7,199	6,610	6,610

CONSOLIDATED BALANCE SHEETS DATA :

	As at December 31,
	2015	2014	2013	2012	2011
	($ and share data in thousands)
Working capital (deficit)	1,982	(72)	1,997	(2,712)	(1,787)
Total assets	25,419	26,266	31,454	23,449	22,869
Long-term liabilities	3,194	2,087	1,749	943	1,754
Total shareholders’ equity	10,335	9,307	13,251	5,412	4,631
Number of issued and outstanding shares	10,143	10,143	10,143	6,610	6,610

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the years ended December 31, 2015, 2014 and 2013, a group of 10 affiliated companies  accounted for 17.9%, 20.6%, and 18.4% of our total revenues, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be adversely affected by currency fluctuations.

Our revenues and expenses are denominated in NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 8.6% higher in 2015 than in 2014, which had a positive impact on our operating results in 2015.  In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected.

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

Continued losses of our Germany-based subsidiary, Kubatronik, could adversely affect our financial results

Our Germany-based subsidiary, Kubatronik Leiterplatten GmbH (“Kubatronik”), has incurred losses in recent years.  During the fiscal year 2015 and 2014, we have financed Kubatronik's operational losses in the aggregate amount of  232,000 Euros ($258,000) and 657,000 Euros ($863,000) respectively.  Kubatronik's intercompany debt as of December 31, 2015 amounted to approximately 969,000 Euros ($1.1 million).  In the event Kubatronik is unable to repay its debt to us, we may be required to record this inter-company debt as a loss.  In the event the performance of Kubatronik does not improve, we may need to record impairment losses in respect of our investment.   Continued losses by Kubatronik may have an adverse impact on our cash flows and financial results.

We are subject to environmental laws and regulations.  Compliance with those laws and regulations requires us to incur costs and we are subject to fines or other sanctions for non-compliance.

Our operations are regulated under various environmental laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials.  Compliance with these laws and regulations is a major consideration for PCB manufacturers because metals and chemicals classified as hazardous substances are used in the manufacturing process.  Since May 2003, our environmental management system has been ISO 14001 certified.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Standards Institution of Israel.  If, in the future, we are found to be in violation of environmental laws or regulations, we could be liable for damages, costs of remedial actions, may be subject to criminal prosecution including a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.  Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation.  A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

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

In January 2014, July 2014, September 2015 and February 2016, we received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 3.8 million ($980,000) excluding VAT, for discharges of industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system.  The payment demands were made on the basis of several samplings conducted by Meitav in our premises during 2013-2015.

In December 2015 we completed the construction of a new wastewater treatment facility. The first sample of wastewater inspected by Meitav in January 2016 showed that we were in compliance with applicable standards. We are awaiting Meitav's response to our request to rescind or reduce its demand for payment.

In October 2015, we filed an application for an emissions permit with the Israeli Ministry of Environmental Protection (the “Ministry”).  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete, and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. Following communications with the Ministry, we committed to submit an amended application by April 2016.

If we are found to be in violation of environmental laws, then in addition to fines, we could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to a shutting down of our factory. Such sanctions could have a material adverse effect on our business, financial condition and results of operations.

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

The global PCB industry is highly fragmented and intensely competitive.  It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. and major international PCB exporters, mainly from South East Asia, Europe and North America.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy), Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market we mainly compete with TTM, Inc. (previously known as DDi Corp. and Viasystems), KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and certain other American companies.  Many of these competitors have significantly greater financial and marketing resources than us.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in South East Asia (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose significant market share.

In addition, these competitors may respond more quickly to new or emerging technologies or adapt more quickly to changes in customer requirements than we do. We must continually develop improved manufacturing processes to meet our customers’ needs for complex products, and our manufacturing process technology is generally not subject to significant proprietary protection. During recessionary periods in the electronics industry, our strategy of providing quick-turn services, an integrated manufacturing solution, and responsive customer service may take on reduced importance to our customers. As a result, we may need to compete more on the basis of price, which would cause our gross margins to decline.

We are dependent upon a select number of suppliers for timely delivery of key raw materials and the loss of one or more of these suppliers would adversely affect our manufacturing ability.  If these suppliers delay or discontinue the manufacture or supply of these raw materials, we may experience delays in production and shipments, increased costs and cancellation of orders for our products.

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

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time.  During the years ended December 31, 2015, 2014 and 2013, our purchases from one supplier accounted for 17.9%, 24.1% and 23.1% of our total consolidated raw material costs, respectively.  We may not be able to identify and integrate alternative sources of supply in a timely fashion.  Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

If a raw material or component supplier fails to satisfy our product quality standards, including standards relating to “conflict minerals” it could harm our customer relationships. Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products. See “—New requirements related to conflict-free minerals may disrupt our operations, cause us to incur additional expenses, create challenges with our customers, or result in other significant adverse effects.”,

We may not succeed in our efforts to expand into the U.S. defense market.  If we are unsuccessful, our future revenues and profitability would be adversely affected.

In January 2009, we received International Traffic in Arms Regulations (ITAR) registration from the U.S. Department of State, which certifies us to sell our PCBs to the U.S. defense market.  In January 2016, Eltek USA Inc. received an extension of such registration through January 2017. Our business plan assumes an increase in revenues to the U.S. defense market.  However, our efforts to enter into to the U.S. defense market may not succeed and sales to the defense and aerospace industries may be affected by cutbacks in U.S. government spending, and this may not become a substantial market for us.  If we are unsuccessful in such efforts, our future revenues and profitability would be adversely affected.  In the event of a change in control of our company, the U.S. Department of State may investigate the transfer of control and oppose the transaction.  In such an event we may lose our ITAR certification, which could adversely affect our future revenues and profitability. In November 2013, Nistec Ltd., or Nistec, an Israeli private company controlled by Mr. Yitzhak Nissan, acquired a controlling interest in our company.  While the U.S. Department of State did not object to this change in our control, we cannot assure you that such transaction may not be opposed in the future.

We may be subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite to our ability to work on classified contracts for the U.S. government.

A facility security clearance is required in order to be awarded and perform on classified contracts for the U.S. Department of Defense ( the “DoD”) and certain other agencies of the U.S. government. To become a cleared entity, we must comply with the requirements of the National Industrial Security Program Operating Manual (“NISPOM”), and any other applicable U.S. government industrial security regulations. Further, due to the fact that a significant portion of our voting equity is owned by a non-U.S. entity, we are required to be governed by and operate in accordance with the terms and requirements of a Special Security Agreement (the “SSA”).

If we were to violate the terms and requirements of the SSA, the NISPOM, or any other applicable U.S. government industrial security regulations (which may apply to us under the terms of classified contracts), we could lose our security clearance. We cannot be certain that we will be able to maintain our security clearance. If for some reason our security clearance is invalidated or terminated, we may not be able to continue to perform on classified contracts and would not be able to enter into new classified contracts, which could materially adversely affect our business, financial condition, and results of operations.

We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

We have manufacturing facilities in Israel and Germany and generate a large percentage of our sales in Israel, Europe, North America and Asia.  We intend to increase our business in North America, including sales to U.S. military contractors.  However, contracts with U.S. military agencies, as well as military equipment manufacturers in Europe, are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

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

In connection with the change of control of our company that resulted from Nistec’s acquisition of a controlling stake in our company, Israeli law requires us to obtain a new business permit in order to continue operating our business. We have submitted an application for this permit, but we have not yet received the new permit. The new permit is expected to be subject to certain conditions, especially conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly. If we are unable to comply with such requirements, certain sanctions may be imposed, including significant fines and possibly an order shutting down the factory

We had a history of operating losses and may not be able to achieve and sustain long term profitable operations.  We may not have sufficient resources to fund our operations in the future.

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

Our business involves highly complex manufacturing processes that are subject to periodic failure.  Process failures have occurred in the past and have resulted in delays in product shipments, and process failures may occur in the future.  Furthermore, we face an inherent business risk of exposure to warranty and product liability claims, which are likely to be substantial in light of the use of our products in business-critical applications.  Our products may fail to perform as expected or may be alleged to result in bodily injury or property damage.  If we were to manufacture and deliver products to our customers that contain defects, whether caused by a design, manufacturing or component failure, or by deficiencies in the manufacturing processes, it may result in delayed shipments to customers and reduced or cancelled customer orders.  In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall of such products.  Over the years we have been involved in claims or litigation relating to allegedly defective products.  A successful warranty or product liability claim against us in excess of our established warranty and legal reserves or available insurance coverage, or a requirement that we participate in a product recall may have a material adverse effect on our business, financial condition, results of operations or cash flows and may harm our business reputation, which could lead to customer cancellations or non-renewals.

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

In the third quarter of 2014, we began the implementation of a new ERP system that will deliver a new generation of work processes and information systems.  ERP implementations are complex and time-consuming projects and involve substantial expenditures.  ERP implementations also require transformation of business and financial processes.  We expect to complete the implementation of our new ERP system in 2016.  If we do not effectively implement the new ERP system as planned or if the system does not operate as intended, it could adversely affect our financial reporting systems, our ability to produce financial reports and the effectiveness of our internal control over financial reporting.

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

As of December 31, 2015, we had revolving lines of credit aggregating NIS 13 million ($3.3 million) with our banks, of which $589,000 were utilized as of such date, and $4.2 million of long-term loans, including supplier credits.  These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

In November 2013, we raised $4.2 million from Nistec, which is now our controlling shareholder, in a private placement of our ordinary shares.  During the three years ended December 31, 2015, we invested approximately $6.7 million in new equipment and the expansion of our facilities and infrastructure. To the extent that the funds generated from our operations and our existing capital resources are insufficient to fund our operating, financial and capital investment requirements, we will need to raise additional funds through public or private financing or other sources.  Additional financing may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

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

In August 2012, the SEC adopted new due diligence, disclosure and reporting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, regarding the use of certain minerals and derivative metals referred to collectively as “conflict minerals”.  Conflict minerals include tantalum, tin, gold, and tungsten. We use some of such minerals as component parts in our products.  We have implemented procedures to investigate whether any such minerals that we manufacture or use in our products originated in the Democratic Republic of the Congo or adjoining countries. Our recent report under these requirements was filed on May 19, 2015.  Complying with these new SEC rules may be both time-consuming and costly.  In addition, these rules could harm the sourcing, supply, and price of raw materials that we use in our products.  If we cannot timely verify the sources of all conflict minerals used in our products, or if we cannot replace any conflict minerals sourced from the Democratic Republic of the Congo or adjoining countries with acceptable alternatives, we may face reputational damage or be unable to satisfy customers who require all of the components of our products to be certified as “conflict-free”. If we cannot meet such customer requirements, our customers may choose not to purchase our products, and our results of operations would be materially adversely affected.

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

In recent years, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool.  The continued outsourcing of production to the Far-East is likely to result in additional commercial market share potential for PCB manufacturers with a strong presence and reputation in such markets.  Accordingly, we will need to compete with PCB manufacturers whose costs of production may be substantially lower than ours.  This competition may limit our ability to price our products profitably, which could significantly harm our financial condition and results of operations. In addition, we distinguish ourselves by focusing on developing cutting edge technologies for high-end products, in order to serve our sophisticated defense, aerospace and medical customers. This may limit our ability to reach certain clientele, which demands lower-end products in order to reduce its costs.

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

We have agreements with our directors and senior officers which may require us, subject to Israeli law and certain limitations in the agreements, to indemnify our directors and senior officers for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”).  These liabilities may include  financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent.  Furthermore, we agreed to exculpate our directors and officers with respect to a breach of their duty of care towards our company.

In addition, as part of the transaction in which Nistec acquired a controlling stake in our company, we agreed to indemnify Nistec for any losses or liabilities occasioned by the breach of any representations or warranties that we made in the investment agreement.  If we are found to have breached any of these representations or warranties, we could be required to expend significant amounts of cash to meet our indemnification obligations. Payments made pursuant to such indemnification obligations may materially adversely affect our financial condition.

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

As of March 31, 2015, Nistec, controlled by Mr. Yitzhak Nissan, our Chairman of the Board and CEO, beneficially owns 50.5% of our outstanding ordinary shares.  Accordingly, Nistec has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions.  Nistec may make decisions regarding Eltek and our business that are opposed to other shareholders' interests or with which other shareholders may disagree.  Nistec's voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.00 threshold requirement for continued trading. On June 23, 2015 we received notice from the Listing Qualifications Department of Nasdaq advising us that we were not in compliance with the $1.00 threshold requirement for continued trading.  On August 26, 2015, we received notice from the Listing Qualifications Department of Nasdaq advising us that we have regained compliance with the listing rules, and the matter was then closed.  In 2015, the price of our ordinary shares ranged from $0.81 to $1.65 and the closing price of our ordinary shares on December 31, 2015 was $1.27 per share.  If we fail to meet the minimum bid price requirement again in the future, our share may be delisted from the NASDAQ Capital Market.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

For U.S. federal income tax purposes, we may be classified as a PFIC, for any taxable year in which either: (i) 75% or more of our gross income is passive income; or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income.  Based upon our current and projected income, assets and activities, we do not believe that for the tax year ending December 31, 2015 we are a PFIC for U.S. federal income tax purposes, but there can be no assurance that we will not be classified as such in the future.  Such classification may have significant tax consequences for U.S. Holders. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  U.S. residents should carefully read Item 10E. “Additional Information - Taxation - United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We do not expect to distribute dividends in the foreseeable future.

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain our current and any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.  According to the Companies Law, a company may distribute dividends out of its profits (as defined by the Companies Law), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court. In the event cash dividends are declared, such dividends will be paid in NIS.  The declaration of dividends is subject to the discretion of our board of directors and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.  You should not rely on an investment in our company if you require dividend income from your investment.

Risks Relating to Our Operations in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices, production or manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries.  Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital.  In recent years, these have included hostilities between Israel and Hezbollah in Lebanon, and Israel and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Israel also faces threats from more distant neighbors, in particular, Iran. .  In addition,, the Islamic State of Iraq and Syria (ISIS), a violent jihadist group, is involved in hostilities in Syria and its stated purpose is to take control of the Middle East, including Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our business, financial condition and results of operations, and could make it more difficult for us to raise capital.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our operations.

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

Furthermore, several countries  and companies restrict business with Israel and Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

We were incorporated under the laws of the State of Israel on January 1, 1970.  We are a public limited liability company under the Companies Law, and operate under that law and associated legislation.  Our registered offices and principal place of business are located at 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4927920, and our telephone number is +972-3-9395025.  Our website is www.nisteceltek.com.  The information on our website is not incorporated by reference into this annual report.

We manufacture and supply technologically advanced custom made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe, North America and Asia. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries.  Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs.

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

In June 2002, we acquired a majority ownership interest in Kubatronik, a European manufacturing and marketing subsidiary located in Geislingen, Germany.  In July 2007, we established Eltek USA Inc. (“Eltek USA”), a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing in the North American market.  In June 2015, we relocated Eltek USA into a new and better-located facility.  In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company.

During the three years ended December 31, 2015, we invested approximately $6.7 million in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $2.3 million in capital expenditures in 2016, primarily for our operations in Israel and Germany, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities.  We intend to finance these expenditures with suppliers’ credit, cash flow from operations and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.

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

Increasing concentration of global PCB production in Asia.  In recent years, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool.  In particular, the trend has favored China, which according to industry sources has the largest PCB market in terms of both revenue and number of suppliers.  The overall technical capability of suppliers in China has improved dramatically in recent years, and China has emerged as a global production center for cellular phones, smartphones, tablet PCs, computers and computer peripherals, and high-end consumer electronics.  According to N.T. Information LTD, approximately 58% of the world’s PCB production was forecasted to come from China, Hong Kong and Taiwan in 2013.  The continued outsourcing of production to China should result in additional commercial market share potential for PCB manufacturers with a strong presence and reputation in China.

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

Increased requirements for aerospace and defense products.  The aerospace and defense market is characterized by increasingly time-consuming and complex certification processes, long product life cycles, and a demand for leading-edge technology with extremely high reliability and durability.  While the DoD budget faces increasing scrutiny as part of overall U.S. budget deficit reduction efforts, we anticipate that a continued DoD commitment to new product development and upgrades — incorporating leading-edge PCB technology in products for intelligence, surveillance and reconnaissance, communications and weapon systems — combined with Foreign Military Sales (the “FMS”) programs and a recovering global commercial aerospace industry will support a significant long-term market for these products.

Reduction in backlog. Due to the costs involved, our customers are increasingly reluctant to maintain inventory and refrain from placing orders significant time in advance. As a result, we experience a reduction in order backlog and uncertainty in respect of future orders.

Manufacturing and Engineering Processes

Significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry.  During the three years ended December 31, 2015, we invested approximately $6.1 million  in machinery and equipment for that purpose.

Manufacturing Capabilities.  We have the capability to manufacture PCBs having in excess of 36 layers, flex-rigid boards, blind and buried vias and designs using materials as thin as 1 mil.  We are able to produce short runs of five to 30 units of simple type PCBs within four to five working days, and a few hundred units within ten working days, and are capable of producing such number of boards within five working days when production line scheduling permits.  During 2007, we applied new technologies to enable us to manufacture “via-in-pad” multilayer PCBs, microvia filling, through hole via filling and copper overplating.  In July 2012, we purchased a new Orbotech Paragon™ Laser Direct Imaging, or LDI, system for increasing capacity and shortening production time and improving product time-to-market.  In 2012, we also acquired and installed a new Hakuto Cut-Sheet-Laminator and the latest Chemplate Indubond model.  In 2014 and in the beginning of 2015 we acquired a complete set of two Lauffer hot presses and one cold press, a line for outer layer surface preparation, a laser router and a second Hakuto cut-sheet-laminator (refurbished). These machines improve the outer layer accuracy and the registration between the inner-layers. During 2015, we installed the new Orbotech Diamond DI for solder mask imaging, which improves the solder mask registration and accuracy.  Our new equipment enables us to offer our customers solutions and participate in bids in which we were not able to participate in the past.

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

Enterprise Resources Planning (ERP) Software. In 2014 we acquired a new ERP system dedicated to the PCB industry from Proms.  We expect to install and implement the system in 2016.

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2015, 2014 and 2013, the primary industries for which we produced PCBs were defense and aerospace equipment (42.4%, 46.4% and 51.8% of production, respectively), medical equipment (12.1%, 13.4% and 15.8% of production, respectively), industrial equipment (9.8%, 4.5% and 12.1% of production, respectively), distributors, contract electronic manufacturers and others (35.7%, 34.3% and 19.2% of production, respectively).

Customers.  During the year ended December 31, 2015, we provided PCBs to approximately 219 customers in Israel and approximately 238 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, Germany, the Netherlands, China, Switzerland, Italy , India , Finland and South Africa.  Sales to non-Israeli customers were $20.7 million (50.0% of revenues) for the year ended December 31, 2015, $21.9 million (47% of revenues) for the year ended December 31, 2014 and $22.2 million (44.3% of revenues) for the year ended December 31, 2013.  In the years ended December 31, 2015, 2014 and 2013, a group of 10 affiliated companies  accounted for 17.9%, 20.6%, and 18.4% of our total revenues, respectively.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies.  We currently have ten persons involved in sales, of which six persons are in Israel, two persons are in the United States employed by our U.S. subsidiary, Eltek USA, and two person are employed by our German subsidiary, Kubatronik.  We also have sales representatives in Germany, Sweden, Finland, France and Spain.  In the Netherlands, Italy, and South Africa, PCB trading and manufacturing companies act as distributors of our products.  In North America we market and sell our products through Eltek USA as well as through independent local sales representatives.  In India, we market our products through a local sales representative.  We maintain technical support services for our customers world-wide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of eleven persons, of which seven persons are in Israel, one person is employed by our U.S. subsidiary, Eltek USA, and three persons are employed by Kubatronik.

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

Competition

The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue.  The global PCB industry is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. and major PCB exporters, mainly from South East Asia, North America and Europe.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy),  Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market we mainly compete with TTM, Inc. (previously known as DDi Corp and Viasystems), KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and Many of these competitors have significantly greater financial, technical and marketing resources than us.  Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose market share and reduce prices.

Backlog

We estimate that our backlog of unfilled orders as of December 31, 2015, was approximately $6.5 million compared to a backlog of approximately $5.7 million at December 31, 2014.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  Because unfilled orders may be cancelled prior to delivery, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Environmental Matters

Since May 2003, our environmental management system has been ISO 14001 certified.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

PCB manufacturing requires the use of metals and chemicals classified as hazardous substances.  Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems.  We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities.  There is no assurance, however, that violations will not occur in the future.  We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations.  Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial.  Environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption.  Over the years, we have undertaken various actions to reduce the use of water in our manufacturing facilities.  From 2008 through 2011, we invested in improving our effluent wastewater treatment system to lower the amounts of inorganic salts and copper concentration in the discharged water.  In January 2016 we completed the construction of a new wastewater treatment facility, which based on a recent sample, reduces the amount of metal concentrations in our wastewater to the permitted levels.

A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

In October 2015, we filed an application for an emissions permit with the Israeli Ministry of Environmental Protection (the “Ministry”).  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete, and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. Following communications with the Ministry, we committed to submit an amended application by April 2016.

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

In June 2002, we acquired a 76% interest in Kubatronik, a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  Its customers include companies engaged in the production of industrial equipment, defense and aerospace equipment, telecom and networking equipment, and computer and data storage equipment as well as contract electronic manufacturers.  Mr. Alois Kubat, Kubatronik’s founder, holds the remaining 21% interest in Kubatronik (after we acquired from him an additional 3% of shares of Kubatronik in May 2012).  Mr. Kubat has the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik.  In May 2012, Mr. Kubat exercised his option with respect to 3% of the shares of Kubatronik for approximately Euro 69,000 and reduced his ownership percentage from 24% to 21%.  The price for Mr. Kubat’s remaining holdings in Kubatronik under the put option is Euro 483,000, while the price for such holdings under the call option is Euro 513,000.  In recent years, Kubatronik has incurred losses, which were financed by us. We have taken measures to improve Kubatronik's results, but we cannot assure that we will be successful in our efforts. In such case we may be required to provide additional financing to Kubatronik.   As at December 31, 2015 Kubatronik's debt to Eltek was Euro 969,000 ($1.1 million]) -.

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

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  The lease for such facilities expires in February 2017 and we have an option to extend the lease for an additional five year term upon six months prior notice.  In the year ended December 31, 2015, we incurred $780,000of rent expenses for these premises.

Kubatronik’s executive offices as well as its design, production, storage and shipping facilities, aggregating approximately 15,000 square feet, are located in an industrial building in Geislingen, Germany, owned by the wife of the former owner of Kubatronik.  The lease for the facilities expires on December 31, 2018.  In the year ended December 31, 2015, Kubatronik paid an aggregate of approximately Euro 74,000 ($82,000) in rent for these premises.

In June, 2015, our U.S. subsidiary, Eltek USA Inc., relocated, and now leases approximately 1,682 square feet office space in New Hampshire. The lease for the facilities expires in February, 2020.  In the year ended December 31, 2015, we paid an aggregate of $29,000 for rent of the new and old premises.

Leased Equipment

We lease manufacturing equipment under an agreement that obligates us to pay a total of $1.1 million through October 2020.  Our monthly lease expense in 2016 under this agreement is $41,000.

Kubatronik leases manufacturing equipment under 62,000 Euro lease agreements, which as of December 31, 2015 require Kubatronik to pay a total of Euro 44,000 through May 2019 .  Kubatronik’s monthly lease expense under these agreements is approximately Euro 3,300($3,600).

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

Overview

We were incorporated under the laws of the State of Israel in 1970.  Following our initial public offering in January 1997, our ordinary shares were listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market.  We have production facilities in Israel and Germany and marketing subsidiaries in Germany and the United States.

In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company.

We develop, manufacture, market and sell PCBs, including high density interconnect (HDI) multi-layered and flex-rigid boards for electronic devices.  Our principal customers include manufacturers of medical equipment, defense and aerospace equipment, industrial equipment, and telecom and networking equipment, as well as contract electronic manufacturers.

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

Intangible assets.  Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, “Intangibles - Goodwill and Other.”  Intangible assets were amortized based on the straight-line method or acceleration method.

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

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2015	2014	2013
Revenues	100%	100%	100%
Cost of revenues	(84.2)	(87.1)	(84.1)
Gross profit	15.8	12.9	15.9
R&D expenses	(0.2)	(0.1)	-
Selling, general and administrative expenses	(12)	(14.5)	(13.4)
Impairment loss on goodwill	-	(0.2)	-
Operating profit	3.6	(1.9)	2.5
Financial expenses, net	(0.6)	(0.8)	(0.9)
Other income, net	*	0.1	*
Profit before income tax expense and non-controlling interest	3.0	(2.6)	1.6
Income tax (expense) benefit	(0.5)	(3.5)	6.0
Net profit	2.5	(6.1)	7.6
Net profit (loss) attributable to non-controlling interest	*	(0.4)	*
Net profit (loss) attributed to shareholders	2.5	(5.7)	7.6
___________________
* Less than 0.1%

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues.  Revenues decreased by 11.3% to $41.4 million in the year ended December 31, 2015, from $46.6 million in the year ended December 31, 2014.  The decrease in revenues is primarily attributable to decreased demand for our products, mainly from military customers.

Cost of Revenues.  Cost of revenues decreased by 14.3% to $34.8 for the year ended December 31, 2015, from $40.6 million for the year ended December 31, 2014.  The decrease in cost of revenues is primarily attributable to decreased revenues and to savings in manufacturing costs.  Cost of revenues as a percentage of revenues decreased to 84.2% for the year ended December 31, 2015, from 87.1% for the year ended December 31, 2014.  The increase in cost of revenues as a percentage of revenues is primarily attributable to savings in manufacturing costs.

Gross Profit.  Gross profit increased by 8.7% to $6.5 million for the year ended December 31, 2015, from $6 million for the year ended December 31, 2014.  The increase in gross profit is primarily due to the decrease in cost of sales.  Gross profit as a percentage of revenues increased to 15.8% for the year ended December 31, 2015, from 12.9% for the year ended December 31, 2014.  The increase in gross profit as a percentage of revenues is primarily attributable to the decrease in cost of sales as a percentage of sales.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased by 26.7% to $6 million in the year ended December 31, 2015, from $6.8 million in the year ended December 31, 2014. The decrease in Selling, general and administrative expenses is primarily attributable to cutting expenses and to the decrease in revenues, which reduced the sales commission paid to our sales agents.

R&D expenses. In 2015 we recorded R&D expenses of $90,000 in connection with our participation in the Printel program, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Economy and Industry of the State of Israel, or the OCS. We recorded $72,000 R&D expenses in 2014.

Impairment loss on goodwill.  We did not record a goodwill impairment loss in 2015. In 2014 we recorded a goodwill impairment loss of $80,000 associated with the acquisition of Kubatronik in 2002.

Operating Profit (Loss).  We recorded operating profit of $1.5 million in the year ended December 31, 2015, compared to operating loss of $903,000 million in the year ended December 31, 2014. The improved operating results are mainly attributable to reduced costs in 2015.

Financial Expenses, Net.  Financial expenses, net decreased by 27.2% to $259,000 in the year ended December 31, 2015, from $356,000 in the year ended December 31, 2014.  Our financial expenses in 2015 were primarily attributable to interest paid on short-term and long-term debt and the impact of the NIS exchange rate on outstanding dollar and Euro denominated balances of our receivables from customers and debt to our suppliers. The decrease in financial expenses in 2015 compared to 2014 is primarily attributable to the decrease in our financial liabilities.

Other Income (Loss), Net.  We had other income, net of $6,000 in the year ended December 31, 2015, compared to other loss, net of $38,000 in the year ended December 31, 2014, primarily as a result of sale and disposal of fixed assets.

Income Tax (Expense) Benefit.  During the year ended December 31, 2015 we recorded a tax expense of $218,000 compared to a tax expense of $1.6 million in 2014. In 2014 we reduced certain of our deferred tax assets due to changes in the market conditions affecting the PCB markets and increased uncertainty about our ability to utilize these tax assets in the foreseeable future.  Such uncertainty results from a reduced demand for our products, a change in the PCB buying patterns of our domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and possible devaluation of the U.S. dollar against the NIS, all of which may adversely affect our future profitability.  Other tax expenses in 2015 were attributable to our subsidiaries in the United States and Germany. The amount of the deferred tax assets considered realizable could be further reduced in the near term if estimates of future taxable income during the carryforward period are reduced.  For the years ended December 31, 2015 and 2014, we did not record a deferred tax asset and related tax benefit with respect to the net operating losses of Kubatronik due to uncertainty about its ability to utilize such losses in the foreseeable future.

Non-controlling interest.  Non-controlling interest of $17,000 reflects the other shareholder’s proportionate share in Kubatronik’s net loss for the year ended December 31, 2015, as compared to Non-controlling interest of $190,000 in Kubatronik’s net loss for the year ended December 31, 2014.

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

Gross Profit.  Gross profit decreased by 24.7% to $6 million for the year ended December 31, 2014, from $8 million for the year ended December 31, 2013.  The decrease in gross profit is primarily due to the decrease in revenues and  the increase in cost of sales as a percentage of sales.  Gross profit as a percentage of revenues decreased to 12.9% for the year ended December 31, 2014, from 15.9% for the year ended December 31, 2013.  The decrease in gross profit as a percentage of revenues is primarily attributable to the decrease in revenues and  the increase in cost of sales as a percentage of sales.

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

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  For example, the NIS value of our dollar or Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 8.6% higher in 2015 than 2014 and the average exchange rate for the NIS against the Euro was 9.2% lower in 2015 than 2014, and in total, these changes had a positive impact on our operating results in 2015.  The average exchange rate for the NIS against the dollar was 0.9% lower in 2014 than 2013 and the average exchange rate for the NIS against the Euro was 1.1% lower in 2014 than 2013, and in total, these changes had a negative impact on our operating results in 2014.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the dollar and Euro, between December 31 each year and December 31 of the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index, or the CPI.

	Year Ended December 31,
	2015	2014	2013	2012	2011
Dollar	0.3%	12%	(7)%	(2.3)%	7.7%
Euro	(10.1)%	(1.2)%	(2.8)%	(0.4)%	4.2%
Israeli CPI	0.6%	(0.2)%	1.8%	1.6%	2.2%

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  In addition, Israel has been granted preferences under the Generalized System of Preferences from Australia and Canada.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.  Israel is also a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.

Israel and the European Union Community, known now as the European Union, concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligated Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union.  In June 2014, Israel joined the  European Union's Horizon 2020 Research and Innovation program.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income under the Income Tax Ordinance, 5721-1961.  The applicable rate for 2015 was 26.5%.  However, one of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended.  Subject to certain time limitations, a certain portion of our income derived from such benefited enterprise will be subject to a zero tax rate, while the remainder will be taxed at a rate of up to 26.5%.  Alternatively we may select a “preferred enterprise” status, which will allow us to be taxed at a rate of 16% on all of our income.  For additional information see Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959” and Note 14 to our consolidated financial statements.

As of December 31, 2015, we had approximately $14.6 million in tax operating loss carryforwards  and $4.2 million in capital loss carry forwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2008 tax years are considered final due to the statute of limitations.  Our European subsidiaries, Kubatronik and Eltek Europe, have received final tax assessments through the 2010 tax year.  As of December 31, 2015, Kubatronik had approximately Euro 1.5 million ($1.7 million) in tax loss carry forwards in Germany for corporate tax and Euro 1.5 million ($1.7 million) for municipal corporate tax.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation.

During 2015, we recorded tax expenses of $218,000 for profits generated in the year. In the 2014, we reduced a portion of our deferred tax assets based on our estimation of the amount that could be realized in the foreseeable future. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

Recently Issued Accounting Standards

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued.  If such conditions or events exist, an entity should disclose that there is substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued.  Disclosure should include the principal conditions or events that raise substantial doubt, management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations, and management’s plans that are intended to mitigate those conditions or events.  ASU 2014-15 will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter.

In January 2015, the FASB issued Accounting Standards Update No. 2015-01, Income Statement – Extraordinary and Unusual items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (ASU 2015-01). The amendment eliminates from U.S. GAAP the concept of extraordinary items. This guidance is effective for the Company in the first quarter of fiscal 2017. Early adoption is permitted and allows the Company to apply the amendment prospectively or retrospectively. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and prior interim periods and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior periods have been retrospectively adjusted.

B.	Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million).

As of December 31, 2015, we had $1 million in cash and cash equivalents and working capital of $2.1 million compared to $1.1 million in cash and cash equivalents and working capital of $300,000 at December 31, 2014.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	($ in thousands)
Year ended December 31,	2015	2014	2013

Net cash provided by operating activities	1,720	79	1,618
Net cash used in investing activities	(866)	(2,643)	(950)
Net cash used in financing activities	(1,068)	1,248	(113)
Effect of translation adjustments	123	(69)	24
Net increase (decrease) in cash and cash equivalents	(91)	(1,385)	579
Cash and cash equivalents at beginning of year	1,129	2,514	1,935
Cash and cash equivalents at end of year	1,038	1,129	2,514

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

Net cash provided by operating activities was $1.7 million in the year ended December 31, 2015.   This amount was primarily attributable to our net profit of $1.0 million, adjustments for a non-cash item of depreciation of $1.7 million, a $85,000 capital loss with respect to fixed assets, a decrease in trade receivables of $171,000, a decrease in other receivables and prepaid expenses of $249,000, a decrease in inventories of $213,000, a change in the severance benefits of $41,000, a decrease in deferred tax benefits of $133,000 and the revaluation of a long term loan of $10,000. This amount was offset in part by a decrease in trade payable of $1.4 million and a decrease in other liabilities and accrued expenses of $543,000.

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

Net cash used in investing activities was $866,000 in the year ended December 31, 2015 compared to $2.6 million in the year ended December 31, 2014 and $950,000 in the year ended December 31, 2013.  Net cash used in investing activities in the years ended December 31, 2015, 2014, and 2013 was primarily for the purchase of fixed assets for our production lines, expansion of our manufacturing facilities, including leasehold improvements, and the purchase of information technology software and hardware.

Net cash used in financing activities was $1.1 million in the year ended December 31, 2015, which was primarily attributable to a decrease in short-term credit of $2.1 million, repayments of long term loans of $207,000 and repayments of credit from fixed asset payables of $505,000.  These amounts were partially offset by proceeds from a long term loan of $1.7 million.

Net cash used in financing activities was $1.2 million in the year ended December 31, 2014, which was primarily attributable to a decrease in short-term credit of $ 1.4 million, repayment of long term loans of $806,000, and the repayment of credit from fixed assets payable of $477,000. These amounts were partially offset by proceeds from a long term loan of $1.2 million.

Net cash used in financing activities was $113,000 in the year ended December 31, 2013, which was primarily attributable to our major shareholder’s $3.5 million investment in our company, which was offset by a decrease in short-term credit of $2.6 million, repayment of long term loans of $564,000, and repayment of credit from fixed assets payable of $515,000.

As of December 31, 2015, we had a revolving line of credit of approximately $200,000 with Bank Hapoalim B.M., a revolving line of credit of approximately $385,000 with Bank Leumi B.M. and a long-term loan from Bank Hapoalim B.M. of $1.9 million and a long-term loan of $837,000 from Bank Leumi B.M. .

As of December 31, 2015, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $1.5 million.  Of such amount, $394,000 is linked to the Euro, $844,000 is linked to the dollar and $55,000 is not linked.

Our credit lines and short-term loans bear annual interest at Prime+ 0.85% - 0.9%.

Our long-term bank loans and loan from fixed asset suppliers bear annual interest as follows:

•	linked to the dollar - from 5 % to 8.56%.

•	linked to the Euro – from 2.17% .

•	NIS not linked 5%-6%.

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

Bank Hapoalim and Bank Leumi require us to maintain a specific set of covenants each fiscal year. We are required to meet all of the following financial covenants: (i) maintaining adjusted shareholders’ equity equal to the greater of $4.5 million or 17% of our consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders’ equity excludes certain intangible and other assets.  Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses.  As of December 31, 2015, we were in compliance with these covenants.

Capital expenditures on a cash flow basis for the years ended December 31, 2015 and 2014 were approximately $866,000 and $2.6 million, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2015 amounted to $100,000.  Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements.  We intend to finance our 2016 capital expenditures mainly with bank loans, suppliers’ credit and operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us. Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

We expect to finance our 2016 budget from operational cash flow, revolving bank credit lines and long-term bank loans, and supplier financing.  Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2016, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D. “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2016.  Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.	Research and Development, Patents and Licenses

We generally do not engage in research and development.  In 2014, we were granted membership in Printel, a consortium within the framework of the MAGNET program of the Office of the Chief Scientist of the Ministry of Economy and Industry of the State of Israel, or the OCS.  Printel was created specifically to develop printed electronic technologies that are an alternative innovative technology for the electronics industry.  Under the terms of the consortium, each member of the consortium received an advance for its research and development costs for a specific research and development project assigned to it by the consortium.  The OCS reimburses 66% of the approved research and development expenses, less certain consortium expenses.  These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the OCS.  We are not required to pay the OCS royalties with respect to this grant.

D.	Trend Information

Following a decline in revenues caused by the global financial crisis in 2008 and 2009, our revenues began to increase in 2010 and 2011, slightly declined in 2012, increased in 2013, declined again in 2014 and declined in 2015, primarily due to a reduced demand for our products, mainly by military customers.

Our backlog at December 31, 2015 was approximately $6.5 million compared to a backlog of approximately $5.7 million at December 31, 2014.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  The increase in our backlog was primarily due to the increase in demand for our products.  For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, a substantial portion of our backlog may be subject to cancellation without penalty.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2015.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
Short-term bank credit (1)	1,275	1,275	-	-	-
Long-term debt obligations (1)	4,199	1,337	1,964	898	-
Operating lease	1,518	1,007	367	144	-
Other contractual obligations	1,600	755	632	141	72
Purchase obligations	220	220	-	-	-
Other short-term liabilities reflected on the company’s balance sheet (2)	4,594	4,594
Other long-term liabilities reflected on the company’s balance sheet	289				289
Estimate of interest payments on long-term debt obligations (3)	295	130	136	28	1
Total	13,990	9,318	3,099	1,211	362
_________________________

(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

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

(3)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2015 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 8 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	66	Chairman of the Board of Directors and CEO
Mordechai Marmorstein (1)(2)	69	Director
Gavriel David Meron	63	Director
David Rubner	76	Director
Erez Meltzer	58	Director
Gad Dovev(1)(2)(3)	69	External Director
Yodfat Harel Buchris(1)(2)(3)	43	External Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee

Ms. Yodfat Harel Buchris was elected to serve as an external director at our 2015 annual general meeting of shareholders for a three-year term, pursuant to the provisions of the Companies Law.  Mr. Gad Dovev was elected to serve as an external director at our 2014 annual general meeting of shareholders for a three-year term. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer were re-elected to serve as a directors at our 2015 annual general meeting of shareholders on October 27, 2015 until our the next annual general meeting of shareholders.

Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013, and is a member of our Banking Committee.  As of October 2014, Mr. Nissan serves also as our Chief Executive Officer. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985.  Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012.  Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel.  In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality.  Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on our Board of Directors since October 2013 and is a member of our audit and compensation committees.  From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd.  Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works.  Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000.  Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

Gavriel David Meron was elected to serve on our Board of Directors in October 2013.  Mr. Meron currently serves as the chairman and the chief executive officer of Hygieacare Inc., and provides managerial services to numerous companies as the chairman and chief executive officer of M.G.D. Management Services & Investments Ltd. since November 2006.  Mr. Meron was the founder, president and chief executive officer of Given Imaging Ltd. from 1998 to 2006.  Mr. Meron holds a B.A. degree in Economics and Statistics from the Hebrew University of Jerusalem and an MBA degree in International Business from Tel Aviv University.

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

Gad Dovev has served as an external director (within the meaning of the Companies Law) in October 2014 and is a member of our audit, compensation and banking committees.  Mr. Dovev retired from the Israeli Ministry of Defense in August 2012.  Mr. Dovev served as head of the Israeli Ministry of Defense Mission to the United States from August 2008 to August 2011.  From August 2005 to August 2008, Mr. Dovev served as head of the Israeli Ministry of Defense Mission to Germany.  Prior to that, from 2001 to 2005, Mr. Dovev acted as Deputy General Manager of the Israeli Ministry of Defense and Head of the Rehabilitation Department.  From 1993 to 2001, Mr. Dovev served as Director of the Finance Department and the Financial Comptroller of the Israeli Ministry of Defense.  Mr. Dovev served as member of the Board of Directors of Bank Otsar Ha-Hayal Ltd., IMI-Israel Military Industries Ltd., Shekem Ltd. and Gapim Ltd.  Mr. Dovev holds a BSc in Financial and Agricultural Administration from the Hebrew University of Jerusalem.

Yodfat Harel Buchris was elected to serve as an external director (within the meaning of the Companies Law) in October 2015 and is a member of our audit and compensation committees.  Ms. Harel Buchris has since 2014 served as an employer representative in Israel's National Labor Court.  Since October 2013, Ms. Harel Buchris is a partner at YP Partners, a private consulting and investment banking company.  From 2006 to September 2013, Ms. Harel Buchris served as a managing director of Tamares Capital Ltd.  From 2004-2006, Ms. Harel Buchris served as a corporate director of Orbotech Ltd.  From 1994 to 2003, Ms. Harel Buchris served as a managing director in Harel-Hertz Invetment House Ltd.  Ms. Harel Buchris serves as a member of the Board of Directors of Protalix Biotherapeutics Inc., and has served as a member of the Board of Directors of British Israel LTD, El Al Airlines, Halman – Aldubi Provident Founds Ltd., BioView Ltd., Advance Vision Technologies AVT, and Mapal Plastic Products Israel.  Ms. Harel Buchris holds a B.A. degree in Communication and Political Sciences from Bar-Ilan University, and an MBA degree from Bradforf University, U.K.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Yitzhak Nissan	66	Chief Executive Officer
Roberto Tulman	57	Deputy CEO, and Chief Technology Officer
Amnon Shemer	57	Vice President, Finance and Chief Financial Officer
Eliyahu Dvora	59	Vice President, Operations
Avraham Gal	52	Vice President, Chief Information Officer and General Manager of Kubatronik and Eltek Europe.
James Barry	57	President of Eltek USA Inc.
Axel Herrmann	58	General Manager, Eltek Europe

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

Avraham Gal was appointed as our vice president and chief information officer in December 2009, as General Manager of Kubatronik in July 2013 and as General Manager of Eltek Europe in May 2015.  Mr. Gal joined us in August 1986 as an industrial engineer in our shop floor control department.  In 1988, Mr. Gal established our IT department and led the adaptation of a generic ERP system to the PCB sector.  Between 1994 and 2005, Mr. Gal managed his own business, mainly in developing and implementing an ERP System for maintenance, repair and overhaul for the aviation sector.  In 2005, Mr. Gal returned to our company as chief information officer.  Mr. Gal holds a B.Sc. degree in Management and Industrial Engineering from the Technion - Israel Institute of Technology.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2015.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group ( then consisting of 15 persons)	$1.5 million (1)(2)(3)	$280,000
___________

(1)	The compensation amount includes $297,688 paid to our former CEO in respect of termination of his employment.
(2)
During the year ended December 31, 2015, we paid each of our external and independent directors an annual fee of $10,030 and an attendance fee of $637 per meeting.  Other directors received an annual fee of $7,539 and an attendance fee of $279 per meeting.  These fees are included in the above amount.

(3)	The salaries amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

For as long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to the chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than on an aggregate basis.  Nevertheless, a recent amendment to the regulations promulgated under the Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas.  Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.  The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting.  Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2015.

Name of Officer	Position of Officer	Holdings	Compensation for services (USD)(1)
			Base salary		Benefits(2)		Cash bonuses	Equity- based	Total compensation
Arieh Reichart	Former CEO	-	296,430	(3)	1,258	(3)			297,688
Yitzhak Nissan	Chief Executive Officer	50.5%	278,069	(4)					278,069
James Barry	President of Eltek USA Inc	-	218,625		40,476				259,101
Roberto Tulman	Deputy CEO	-	151,799		57,899				209,698
Amnon Shemer	Vice President, Finance and Chief Financial Officer	-	132,076		53,882				185,958

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.884 per $1.00 (the average exchange rate in 2015).
(2)
Benefits include car related expenses, managers' insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits.

(3)	paid to our former CEO in respect of termination of his employment in 2014.
(4)	paid to Nistec as management fees.

C.	Board Practices

Introduction

According to the Companies Law, the role of the board of directors is to formulate a company's policy and to supervise the chief executive officer' exercise of his roles and operations.  According to our articles of association, our chief executive officer has the power to appoint our other executive officers who, together with our chief executive officer, are responsible for our day-to-day management.  The board of directors may exercise any power of the company which was not assigned to another organ of the company by law or by the articles of association.  The executive officers have individual duties as determined by our chief executive officer and board of directors.

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

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Companies Law.  Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Mr. Gad Dovev (an external director within the meaning of the Companies Law) has the requisite “accounting and financial expertise.”

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 16G. “Corporate Governance.”

External and Independent Directors

External directors.  Under the Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors.  The Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman of the board of directors, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; (iv) such person is an employee of the Israeli Securities Authority or an Israeli stock exchange; and (v) such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons mentioned in subsection (ii) above, even if such relations are not maintained on a regular basis.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of spouse or spouse of any of the above.  The term “affiliation” includes an employment relationship, a material business or professional relationship maintained on a regular and continuous basis, control and service as an office holder excluding service as an external director of a company that is offering its shares to the public for the first time.  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed all members of the board of directors who are not the controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.  Our external director, Mr. Gad Dovev, has “accounting and financial expertise” and our other external director, Ms. Yodfat Harel Buchris, has “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

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

External directors cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director has breached the external director´s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director has breached his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.  Each committee that is authorized to exercise powers that are usually vested in the board of directors must include at least one external director and the audit committee and compensation committee must each include all of the external directors.  An external director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Ms. Yodfat Harel Buchris was elected to serve as an external director at our 2015 annual general meeting of shareholders for a three-year term, and Mr. Gad Dovev was elected to serve as an external director at our 2014 annual general meeting for a three-year term.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC.  However, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Companies Law, as previously discussed.  In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.

Also, pursuant to the Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an external director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years. For this purpose, a hiatus of less than two years of service will not be deemed to be an interruption in the continuation of service.

Our Audit Committee is comprised only of directors who are independent under the requirements of the Companies Law and also meet the independence requirements under the NASDAQ and the SEC rules.

Chairman of the Board

Our articles of association provide that the chairman of the board is appointed by the members of the board of directors.  Under the Companies Law, the chief executive officer (referred to as a “general manager” under the Companies Law) or a relative of the chief executive officer may not serve as the chairman of the board of directors of a public company, and the chairman or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either (i) such majority includes at least two-thirds of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

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

Committees of the Board of Directors

Audit Committee

Under the Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors.

The audit committee may not include the chairman of the board of directors, the controlling shareholder (or any of the controlling shareholder's relatives), any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, any director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his or her income from the controlling shareholder.  The chairman of the audit committee must be an external director.  A majority of the members of the audit committee constitutes a quorum, provided that the majority of the members present at the meeting are independent directors (within the meaning of the Companies Law) and at least one external director is present at the meeting.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee meets at least once each quarter.  Under the Companies Law, the roles of the  audit committee are (i) to identify deficiencies in the management of our business, including in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such deficiencies; (ii) to define whether certain acts and transactions that involve conflicts of interest are material or and to define whether transactions that involve interested parties are extraordinary or not, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis); (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee;  (iv) to determine whether to approve related party transactions, that are subject to the audit committee's approval according to the Companies Law; (v) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (vi) in companies where the internal auditor's work plan is subject to Board of Directors approval, to examine and propose revisions to the internal auditor's work plan before it is presented to the Board of Directors; (vii) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the company’s size and special needs, and to review his annual plan and approve it should the company's articles of association require the approval of the Board for such plan; (viii) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control; and (ix) to set procedures for handling of complaints made by company’s employees in connection with management deficiencies and the protection to be provided to such employees.

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

Our audit committee consists of three members of our board of directors who satisfy the respective requirements of the SEC, NASDAQ and Israeli law for the composition of the audit committee.  Our audit committee is currently composed of Messrs. Dovev (Chairman), Marmorstein and Ms. Harel Buchris.

Compensation Committee

Effective December 2012, Israeli law requires our Board of Directors to appoint a compensation committee which must be comprised of at least three directors, including all of the external directors, which shall be a majority of the members of the compensation committee and one of whom must serve as chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a controlling party, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the non-Israeli jurisdiction where the company’s securities are traded.  Other than the external directors, the rest of the members of the compensation committee shall be directors who will compensation for their role as directors only in accordance with Companies Law regulations applicable to the compensation of external directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage.

On January 9, 2014, our shareholders approved a compensation policy for our company.  The compensation policy must be approved every three years by our compensation committee, board of directors and shareholders, voting with a special majority (in that order).  The compensation policy is based on and references certain matters and provisions set forth in the Companies Law, which include: (i) promoting our company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for our company’s office holders, considering, among other things, our company’s risk management policy; (iii) our company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of our company’s profits, with a long-term view and in accordance with his or her position. For further details, see our proxy statement for a special general meeting held on January 9, 2014, which we furnished to the SEC on December 5, 2013 under Form 6-K.

Our compensation committee is currently composed of Ms. Harel Buchris and Messrs. Marmorstein and Dovev.

Banking Committee

In March 2014, our Board of Directors established a banking committee, which was authorized to adopt resolutions on behalf of the Board of Directors in respect of banking activities, including opening of new accounts and signing credit agreements of up to $9 million. Our banking committee is currently composed of Mr. Nissan and Mr. Dovev.

Internal Audit

The Companies Law also requires the Board of Directors of a public company to appoint an internal auditor nominated by the audit committee.  The internal auditor must meet certain statutory requirements of independence.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.

Mr. Gali Gana, Certified Public Accountant (Israel), has resigned his position as our internal auditor in February 2016 in circumstances not involving any disagreements with management. We appointed Doron Cohen of Fahn Kanne as our new internal auditor commencing March 2016.

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

Insurance of Office Holders

The Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holder’s duty of care to the company or to another person; (ii) a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not prejudice the company’s interests; and (iii) a monetary liability imposed upon the office holder in favor of another person.

Our articles of association provide that, subject to any restrictions imposed by applicable law, we may procure, and/or undertake to procure, insurance covering any past or present or future office holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

Without derogating from the above, we may enter into a contract to insure the liability of an office holder for an obligation imposed on such office holder in consequence of an act or omission done in such office holder’s capacity as an office holder, in the following case: (i) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law, 5728-1968 (as amended), or the “Securities Law”, or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law; and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

Indemnification of Office Holders

The Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for liabilities or expenses imposed on him or her, or incurred by him or her concerning acts or omissions performed by the office holder in such capacity for: (i) a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court; (ii) reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without an indictment against the office holder but with the imposition of a monetary liability on the office holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (iii) reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company’s behalf, or by another person, against the office holder, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

The Companies Law provides that a company’s articles of association may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified.  It also provides that a company’s articles of association may permit the company to undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances.

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

According to our compensation policy, the total amount of indemnification that our company undertakes towards all persons whom it has resolved to indemnify, jointly and in the aggregate, shall not exceed an amount equal to $2 million but in no event more than 25% of the net equity of our company.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following: (i) a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company; (ii) a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (iii) any act or omission committed with intent to derive an unlawful personal gain; and (iv) any fine or forfeiture imposed on the office holder.

Under the Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, an office holder (other than the chief executive officer) must be approved by the company’s compensation committee and board of directors and, if such office holder is a director, also by the company’s shareholders.  Exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, the chief executive officer must be approved by the company’s compensation committee, board of directors and by a special majority of the shareholders.

We have agreed to indemnify our office holders for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Companies Law, including financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent, all subject to Israeli law and certain limitations in the agreements.  The aggregate amount we may pay our office holders pursuant to our indemnification undertaking may not exceed, jointly and in the aggregate, $2 million but in any event not more than 25% of our company’s net equity.  We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million.  Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

D.	Employees

As of December 31, 2015, we employed 349 full-time employees in Israel, of which 222 were employed in manufacturing services, 41 in process and product engineering, 51 in quality assurance and control, 16 in sales and marketing and 19 in finance, accounting, information service and administration. As of December 31, 2014, we employed 325 full-time employees in Israel, of which 208 were employed in manufacturing services, 39 in process and product engineering, 43 in quality assurance and control, 13 in sales and marketing and 22 in finance, accounting, information service and administration. As of December 31, 2013, we employed 345 full-time employees in Israel, of which 220 were employed in manufacturing services, 40 in process and product engineering, 46 in quality assurance and control, 15 in sales and marketing and 24 in finance, accounting, information service and administration.

In addition, Kubatronik, our subsidiary in Germany, employed 37 full-time employees and 4 part-time employees as of December 31, 2015, 38 full-time employees and 2 part-time employees as of December 31, 2014, and 44 full-time employees and five part-time employees as of December 31, 2013.

Eltek USA, a wholly-owned Delaware subsidiary, employed 3 full-time employees as of December 31, 2015, 2014 and 2013.

Our relationships with our employees in Israel are governed by Israeli labor law, extension orders of the Israeli Ministry of Economy and Industry and personal employment agreements.  We are subject to various Israeli labor laws, general collective bargaining agreements entered into, from time to time, between the Histadrut and the Manufacturers Association, as well as specific and local agreements and arrangements.  Such laws, agreements, and arrangements cover the wages and employment conditions of our employees, including length of the workday, minimum daily wages for professional workers, contribution to pension fund, insurance for work related accidents, procedures for dismissing employees, determination of severance pay, benefit programs and annual leave.  We generally provide our Israeli employees with benefits and working conditions beyond the minimums required by law.

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause, equivalent to a one month salary for each year of employment with the company.  Most of our employees are covered by pension plans providing customary benefits including retirement and severance benefits.  Some of our employees are covered by life and pension insurance policies providing similar benefits.  We contribute 8.33% of base salaries to the employees’ pension funds or life pension insurance policies to cover our liability for severance pay.  Pursuant to Section 14 of the Israeli Severance Pay Law, 5729-1963, if a company contributes to an employee’s pension fund or severance fund, then the employee is entitled only to the severance amounts accumulated in such fund(s) upon resignation from the company or termination by the company, and the company is not obligated to make additional payments to the employee upon termination of employment with the company.

With respect to pension benefits, we contribute between 6.0% to 7.5% of base salaries to the employees’ pension plans and between 6.2% to 7.5% to those employees who have life insurance policies.  The employees who have pension plans contribute between 5.5% to 7.0% of base salaries to their pension plans, and the employees who have life insurance policies contribute 5.0% of their base salaries to their policies.  In addition, we contribute 8.33% for severance pay into the employees' life insurance policies, pension plans or similar funds of their choice.

We also contribute between 1% to 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and certain others and such employees have to match one third of such contribution, up to 2.5% of their base salaries.

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute of Israel, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.5% of the salary (7.25% in 2015) and the employee contribution to the National Insurance Institute is at the rate of 12.0% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 43,240 (approximately $11,140) in 2015, the same as in 2014 and 2013.  In the year ended December 31, 2015, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.4% of the salaries.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 22, 2016 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

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

The following table sets forth certain information as of March 22, 2016 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 10,142,762 ordinary shares issued and outstanding as of March 22, 2016.
(3)	Nistec Ltd. is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec.

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

Record Holders

Based on the information provided to us by our transfer agent, as of March 21, 2016, there were 12 holders of record of our ordinary shares, of which 8 record holders holding approximately 0.16% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 49.2% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

Until November 2013, our former principal shareholder Mr. Josef Maiman (through entities under his control) owned Gadot, one of our major raw material suppliers.  From January 1, 2013 through October 31, 2013 we purchased raw materials from Gadot in the aggregate amount of $3.4 million.  As of December 31, 2013, Gadot was no longer a related party.  Our transactions with Gadot were carried out on an arm’s-length basis.

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

The Companies Law requires that extraordinary transactions of a company with its controlling shareholders shall be subject to shareholder approval at a special majority.  Under a recent amendment to the Companies Law, the Audit Committee is required to classify a related party transaction as extraordinary, ordinary or negligible. The classification can be based on pre-set parameters that shall apply for a one year term. On June 30, 2014 and on July 3, 2014, the Audit Committee and the Board of Directors, respectively, approved such parameters that shall be used for the classifications of transactions of our company with Nistec, as ordinary or negligible transactions.

On October 27, 2015, our shareholders approved five related party transactions, following approval by our Audit Committee and Board of Directors:

(i)	the employment of Ms. Cohen-Tzemach, the daughter of our Chairman, Chief Executive Officer and controlling shareholder, as an assistant to the Chief Executive Officer;

(ii)	an Imported PCB Purchase Agreement with Nistec;

(iii)	a PCB Purchase Procedure with Nistec;

(iv)	a Soldering and Assembly Services Procedure with Nistec; and

(v)	terms and conditions for sharing expenses with Nistec.

For details regarding these transactions, see the notice furnished to the SEC under Form 6-K on September 16, 2015.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Environmental Related Matters

In January 2014, July 2014 and September 2015, we received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 3.8 million ($980,000) excluding VAT, for discharges of  industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system.  The payment demands were made on the basis of several samplings conducted by Meitav in our premises during 2013-2015.  We presented to Meitav our plans for a new wastewater treatment facility, in an effort to have Meitav rescind or reduce its demand for payment.  Our management believes that that we have good arguments against such demand for payment and that we will not be required to pay to Meitav any amounts exceeding the amounts provided for in our financial statements.  In December 2015, our new wastewater treatment facility was completed.  The first sample of our plant's wastewater that was tested by the Ministry in January 2016, indicated that we were in compliance with the environmental laws and regulations.

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

In October 2015, we filed an application for an emissions permit with the Ministry.  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete, and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. Following communications with the Ministry, we committed to submit an amended application by April 2016

Employee Related Matters

Three lawsuits were filed against us in May 2008, in December 2014 and in August 2015 by three employees alleging that they had suffered personal injuries during their employment with us and are seeking aggregate financial compensation of approximately $173,000  for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

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

In September 2015, in November 2015, in January 2016, and in February 2016, four former employees filed law suits seeking additional payments in connection with their employment with the company and subsequent termination.  The aggregate amount claimed is approximately $1.0 million.

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

According to the Companies Law, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due.  Notwithstanding the foregoing, dividends may be paid even if not out of profits, with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due.  Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses.  In the event cash dividends are declared, such dividends will be paid in NIS.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low

2011	$1.85	$0.91
2012	$1.69	$0.87
2013	$3.95	$1.07
2014	$2.87	$1.14
2015	$1.65	$0.81

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low

2014
First Quarter	$2.87	$2.18
Second Quarter	$2.44	$1.26
Third Quarter	$1.78	$1.40
Fourth Quarter	$2.35	$1.14

2015
First Quarter	$1.30	$1.02
Second Quarter	$1.21	$0.84
Third Quarter	$1.39	$0.81
Fourth Quarter	$1.65	$1.08

2016
First Quarter (through March 21, 2016) .	$1.34	$1.05

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
Month

October 2015	$1.26	$1.08
November 2015	$1.65	$1.15
December 2015	$1.35	$1.19
January 2016	$1.27	$1.09
February 2016	$1.29	$1.05
March 2015 (through March 21, 2016)	$1.34	$1.23

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Set out below is a description of certain provisions of our memorandum of association and articles of association and of the Companies Law related to such provisions.  This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum of association and articles of association, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

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

The Powers of the Directors

Under the provisions of the Companies Law and our articles of association, a director cannot vote on a proposal, arrangement or contract in which he or she is has personal interest in, nor be present in the discussion relating to such transaction is considered.  In addition, our directors' compensation is approved through special procedures prescribed in the Companies Law.  In general, with respect to a director’s compensation, approval is required by the (i) compensation committee; (ii) board of directors; and (iii) company’s shareholders with a regular majority (in that order).

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

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of its profits, as defined under the Companies Law.  See Item 8A. “Financial Information – Consolidated and Other Financial Information – Dividend Distributions Policy.”  If after 30 days a dividend has been declared and it is still unclaimed, the dividend may be invested or otherwise used by us for our own account, as we deem fit, until such dividend is claimed; and we will not be deemed a trustee in respect thereof.  We are not obliged to pay, and may not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fail to collect the same or to provide us the necessary information for the payment thereof, or if we are for any other reason unable to pay the dividend to such shareholder.

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

Annual and Extraordinary Meetings of Shareholders

The board of directors must convene an annual general meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  In addition, the board of directors must convene a special general meeting of the shareholders upon the demand of any of: (1) two of the directors; (ii) 25% of the nominated directors; (iii) one or more shareholders holding at least 5% of our company's issued and outstanding share capital and at least 1% of the voting power in the company; or (iv) one or more shareholders holding at least 5% of the voting power in our company.  See this Item 10B. “Additional Information - Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

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

Provisions Restricting Change in Control of Our Company

Full Tender Offer.  A person wishing to acquire shares of a publicly traded Israeli company who would as a result hold over 90% of the company’s issued and outstanding share capital, or of a certain class of shares, is required by the Companies Law to make a full tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be.  If: (i) the shareholders who do not accept the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, and the majority of shareholders having no personal interest in the offer accepted it; or (ii) shareholders who do not accept the offer hold less than 2% of the issued share capital of the company; then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  However, the shareholders may petition the court to determine the consideration for the acquisition if the consideration is less than the shares’ fair value (unless the acquirer has specified in the tender offer that any shareholder tendering his shares will not be entitled to such appraisal rights).  If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

Special Tender Offer.  The Companies Law provides that an acquisition of control bloc of shares in a public Israeli company must be made by means of a special tender offer if as a result of the transaction the acquirer could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Companies Law (as described below) is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions in the Companies Law is met.  Such exemptions include: (a) acquisition of shares issued pursuant to a private placement approved by a general meeting of the company as a private placement intended to provide the purchaser with holdings of 25% or more of the voting rights in the company, if there is no other shareholder of the company who holds more than 25% of the voting rights in the company, or with holdings of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, (b) acquisition of shares from a holder of 25% or more of the voting rights in the company following which the purchaser will hold 25% or more of the voting rights in the company, or (c) acquisition of shares from a holder of 45% or more of the voting rights in the company following which the purchaser will hold 45% or more of the voting rights in the company.

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

Merger.  The Companies Law permits merger transactions between Israeli companies, if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened with prior notice of at least 35 days.  A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

Since our company was incorporated prior to the entry into effect of the Companies Law, a merger transaction requires the approval of a special majority of 75% or more of the shareholders voting on the matter (disregarding abstentions for purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting (disregarding abstentions) that are held by any of: (1) parties other than the other party to the merger; (2) parties who hold 25% or more of the voting rights or any means of control or the right to appoint 25% or more of the directors of the other party; or (3) anyone on such parties’ behalf, including relatives of such parties and corporations controlled them, vote against the merger.  If, however, the merger involves a merger with a company’s own controlling party or if the controlling party has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling parties.

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

Disclosure of Shareholders Ownership

The Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership in the records of the Israeli Companies Registrar.

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

Registration Rights Agreement. In connection with our investment agreement with Nistec, on August 19, 2013 we entered into a registration rights agreement with Nistec, pursuant to which we agreed to register under the Securities Act some or all of the ordinary shares sold to Nistec upon its “demand,” at any time after one year following the consummation of the sale.  Nistec is entitled to an aggregate of four demand registrations, subject to certain conditions.  We also agreed to grant Nistec “piggyback” registration rights that allow it to include its ordinary shares in any public offering of equity securities initiated by us. We may postpone or withdraw the filing or the effectiveness of a piggyback registration at any time in our sole discretion.  Under the registration rights agreement, we also agreed to indemnify Nistec against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell ordinary shares, unless such liability arose in reliance upon information furnished in writing by Nistec.  We will pay all expenses incurred by our company in connection with any such registrations in addition to reasonable fees and disbursements of counsel to Nistec.  The selling expenses relating to the ordinary shares owned by Nistec will be borne and paid by Nistec.

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel for 2015 is 26.5% and was reduced to 25% for 2016 onwards.  However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise” or a “benefited enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959.”

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 5729-1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, a company qualifies as an “Industrial Company” if it is a resident of Israel, was incorporated in Israel and at least 90% of its income in any tax year (exclusive of income raising from certain governmental security loans)  is derived from an “Industrial Enterprise” it owns, which is located in Israel.  An “Industrial Enterprise” is defined for purposes of the Industry Law as an enterprise whose principal activity in a given tax year is production.

We believe that we are currently an Industrial Company.  An Industrial Company is entitled to certain tax benefits, including a deduction of the purchase price of patents or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise at the rate of 12.5% per annum, commencing the year in which such rights were first exercised.

Prior to January 1, 2011, the tax laws and regulations dealing with the adjustment of taxable income for local inflation provided that Industrial Enterprises, such as us, were eligible for special rates of depreciation deductions.  These rates vary in the case of plant and equipment.  With respect to equipment, the applicable rates of depreciation are determined according to the number of shifts in which the equipment is being operated and generally range from 20% to 40% on a straight-line basis, a 30% to 50% on a declining balance basis for equipment first put into operation on or after June 1, 1989 (instead of the regular rates which are applied on a straight-line basis).  The applicable regulations are valid for equipment whose first operation was not later than December 31, 2013.

Moreover, companies which own Industrial Enterprises that are approved enterprises or benefited enterprises (see below) can choose, with respect to income deriving from such enterprises, between (a) the special depreciation rates referred to above or (b) accelerated regular rates of depreciation applied on a straight-line basis in respect of property and equipment, generally ranging from 200% (for equipment) to 400% (for buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum, multiplied by the applicable adjustment rate.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the prior approval of any Government agency.  There can be no assurance that we will continue to so qualify, or will be able to avail ourselves of any benefits under the Industry Law in the future.

Tax Benefits under the Law for the Encouragement of Capital Investments, 5719-1959

General

One of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended in 2005, or the Investment Encouragement Law, which provides certain tax benefits to investment programs of an “approved enterprise” or “benefited enterprise.”  Our benefited enterprise was converted from a previously approved enterprise program pursuant to the approval of the Israel Tax Authority that we received in September 2006.  As of yet, it was not necessary for us to utilize these tax benefits.  In the event that we do not commence use of the tax benefits until the 2017 tax year (the “Expiration Date”), the tax benefits granted to our benefited enterprise shall expire.

The Investment Encouragement Law stipulates certain criteria which need be met with respect to investment programs carried out by an enterprise, in order for such an enterprise to be classified as a “benefited enterprise”.  Israeli resident companies which own benefited enterprise are generally classified as Benefited Companies. Benefited Companies may claim tax benefits (as further discussed below) granted by the Investment Encouragement Law in its tax returns (and there is no need to obtain prior approval to qualify for such benefits).  There is no requirement to file reports with the Investment Center.  Audits are the responsibility of the Israeli Income Tax Authority as part of their tax audits.  Companies may also approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Encouragement Law.

A company that owns an approved enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the “previous alternative benefits track”.  The tax benefits of an approved enterprise include lower tax rates or no tax depending on the area and the track chosen, lower tax rates on dividends and accelerated depreciation.  In order to receive benefits in the grant track or the alternative benefit track, the industrial enterprise must contribute to the economic independence of the Israeli economy, be competitive and contribute to the gross local product in one of the manners stipulated in the Investment Encouragement Law.  Tax benefits would be available, subject to certain conditions (described below), to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market.

On September 20, 2006, we received a pre-ruling from the Israeli Tax Authority confirming that our most recent investment program will be deemed a “benefited enterprise” instead of its former “approved enterprise” status.  Pursuant to such pre-ruling, the former approved enterprise status of that investment plan was terminated by the Investment Center.  The benefited enterprise status granted to our investment program provides for a tax exemption on undistributed earnings derived from the program for two years and a reduced tax rate for five additional years (i.e., a total benefits period of seven years).  However, the benefits period with respect to such program has not yet commenced, and therefore will expire on the Expiration Date, unless such period commences prior to the Expiration Date In the event that the benefits period commences prior to the Expiration Date, such period will lapse no later than the end of the 2024 tax year.

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

Subject to certain provisions concerning income subject to the alternative benefits track with respect to a benefited enterprise (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate represents the weighted combination of the various applicable tax rates.  A company may elect to attribute dividends distributed by it only to income not subject to the alternative benefits track.

Tax Benefits

The tax benefits available to benefited enterprises are: (1) benefited enterprise situated in zone A may choose between (a) reduced corporate tax at the rate of 11.5% (“Ireland Track”); or (b) tax exemption from corporate tax on undistributed income; (2) benefited enterprises situated in zone B or elsewhere (“Zone C”) are entitled to tax exemption on undistributed income for six or two years, respectively, and to beneficial tax rate (generally 25% or less in the case of a qualified foreign investor’s company that is at least 49% owned by non-Israeli residents) for the remainder of the applicable period of benefits. Our plant is located in Zone C.

Dividends paid out of income derived from an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the rate of 15%.  Dividends paid out of income derived from a benefited enterprise (or out of dividends received from a company whose income is derived from a benefited enterprise) are generally subject to withholding tax at the rate of 20%.  The rate of 20% with respect to dividends paid from income derived from a benefited enterprise, as set forth above, is limited to dividends distributed out of income derived during the benefits period and actually paid at any time up to 12 years following the lapse of the benefits period (the “12 Years Limitation”), excluding in the event of dividends paid by foreign investor's company, as provided below.  A company which elects the alternative benefits track and pays a dividend out of income derived from its benefited enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed at the rate otherwise applicable to the company in the year the income was earned (the applicable tax rate is generally 25%, or lower in the case of a qualified foreign investor’s company which is at least 49% owned by non-Israeli residents) on an amount consisting of such dividend grossed up by the otherwise applicable corporate tax rate. .  Dividends paid to a qualifying non-resident out of the profits of a benefited enterprise which is subject to the Ireland Track (i.e., subject to 11.5% corporate tax) are generally subject to withholding tax at the rate of 4%.

The tax benefits available to a benefited enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Investment Law and its regulations and the terms of the pre-ruling that we received from the Israeli Tax Authority.  If we fail to comply with these conditions, the tax and/or other benefits may be discontinued, in whole or in part, and we might be required to refund the amount of tax benefits, adjusted to the consumer price index (“CPI”) and interest, or other monetary penalty, as the case may be.

A company that qualifies as a foreign investor’s company is entitled to further tax benefits relating to its benefited and/or approved enterprises.  Subject to certain conditions, a foreign investor company is generally a company that more than 25% of each of the rights of the company (in terms of shares, rights to profits, voting and appointment of directors), is owned, directly or indirectly, by persons who are not residents of Israel.  Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved and benefited enterprises (up to a total period of ten years, compared to a normal period of seven years) and further tax benefits (a reduced corporate tax rate of 10%-20%) should the foreign investment reach or exceed 49%. In addition, dividends distributed by a foreign investor’s company from income attributed to its benefited enterprise shall be subject to a rate  of 20%, regardless to the date on which such dividend is distributed (i.e., the 12 Years Limitation shall not apply).  No assurance can be given that we currently qualify or will qualify in the future as a foreign investor’s company.

Amendment to Investment Encouragement Law

In December 2010, the Israeli Parliament passed the Law for Economic Policy for the Years 2011 and 2012 (Amended Legislation), 5771-2011, which prescribes, among other things, amendments to the Investment Encouragement Law, effective as of January 1, 2011 (the “2011 Amendment”).  The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Encouragement Law), if certain criteria are met.  The new tax benefits (described below) would be available, subject to certain conditions, to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market, or, to competitive facilities in the field of renewable energy.  A “Preferred Company” is defined in the amendment as either (i) a company incorporated in Israel and not wholly-owned by governmental entities; or (ii) a partnership (a) that was registered under the Israeli Partnerships Ordinance; and (b) all of its partners are companies incorporated in Israel, but not all of them are fully owned by governmental entities and such companies or partnerships own, among other conditions, Preferred Enterprises and are controlled and managed from Israel.

In accordance with the 2011 Amendment and a further amendment made during 2013, a Preferred Company is entitled to reduced corporate tax with respect to income derived by it Preferred Enterprise (and subject to certain conditions) at the rate of 15% in 2011-2012, unless it is located in a certain development zone, in which case the rate will be 10%.  Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was raised to 16% and 9% in 2014 and thereafter, respectively.

Under the amendments, dividends distributed out of income which is generally attributed to a Preferred Enterprise are subject to withholding tax at the rate of 20% (or lower, under an applicable tax treaty).  However, upon distribution of a dividend attributed to income generated in Israel, to an Israeli company , no withholding tax will apply.

The 2011 Amendment applies to income generated as of January 1, 2011.  Under the transitional provisions of the 2011 Amendment, we may elect to irrevocably implement the 2011 Amendment to the Investment Encouragement Law while waiving benefits provided under the Investment Encouragement Law as in effect prior to the 2011 Amendment or to remain subject to the Investment Encouragement Law as in effect prior to the 2011 Amendment.  We may elect to implement the 2011 Amendment by May 31 of any year, and such an election shall apply as of the tax year following the year on which the company's tax return (and the election) was filed.  Electing to implement the 2011 Amendment is irreversible.

We qualify for the status of a “Preferred Company” pursuant to the 2011 Amendment.  We intend to implement the 2011 Amendment in future tax year.  Therefore, the deferred tax balance as of December 31, 2014 was calculated based on the rate provided by the 2011 Amendment.

The termination or substantial reduction of any of the benefits available under the Investment Encouragement Law could have a material adverse effect on our future investments in Israel, and could adversely affect our results of operations and financial condition.

Taxation Under Inflationary Conditions

The Income Tax (Inflationary Adjustments) Law, 5745-1985, or the Inflationary Adjustments Law, is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses.  This law applies a supplementary set of inflationary adjustments to the nominal taxable profits computed under regular historical cost principles.

The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets.  In the event that the "equity summary", as defined in the Inflationary Adjustments Law, exceeds, in general, the depreciated cost of fixed assets (as defined in the Inflationary Adjustment Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit).  If the depreciated cost of such fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.  In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the CPI.

Pursuant to the Inflationary Adjustments Law to which we are subject, results for tax purposes are measured in real terms in accordance with the changes in the CPI.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20), 5768-– 2008 was passed by the Israeli parliament.  According to the amendment, the inflationary adjustments law will no longer be applicable following the 2007 tax year, excluding certain Sections as provided in  the transitional provisions whose objectives are to prevent distortion of the income tax calculations.

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

Subject to certain provisions relating to the linear calculation method applicable to the determination of the capital gain tax pertaining to capital gains derived from the sale of assets, purchased prior to January 1, 2003, or prior to January 1, 2012 (with respect to sale of assets or securities not listed in a stock exchange prior to 1.1.2012), the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange and on dividends, is generally 25% for individuals (and 26.5% for corporations) and 30% for substantial individual shareholders (that are, generally, holders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months period preceding such sale).  Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from a benefited enterprise, or an approved enterprise, or stems from income derived or accrued outside of Israel.

Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will generally not apply to the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty.  However, this exemption will not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the qualified U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions.  In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable under Israeli domestic law.  However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

For residents of other countries, the purchaser of the shares may be required to withhold capital gains tax on all amounts paid by it for the purchase of shares for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Notwithstanding the above, the capital gain from the sale of our shares by non-Israeli residents would be tax exempt as long as our shares are listed on the NASDAQ Capital Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided that certain other conditions are met. The most relevant conditions are as follows: (i) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, and (ii) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign Exchange.

If the shares were sold by Israeli residents, then (i) for the period ending December 31, 2002 their sale would generally be tax exempt so long as (1) the shares were listed on a stock exchange, such as, in our case, the NASDAQ Capital Market, which is recognized by the Israeli Ministry of Finance on December 31, 2002, and (2) we qualified as an Industrial Company or Industrial Holding Company under the law for Industry Encouragement Law,, at the relevant times as provided by the Income Tax Ordinance [New Version], 5721-1961, which we believe we so qualified and (ii) for the period commencing January 1, 2003, the sale of the shares would be, generally, subject to a 25% tax if sold by non-substantial individual shareholders and corporate bodies and 30% tax if sold by a substantial individual shareholders.  We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an Industrial Company at the relevant times.

On the distribution of dividends other than bonus shares (stock dividends) to individual Israeli residents shareholders or to non-Israeli shareholders, income tax applies at the rate of 25% or 30%, as described above, or the lower rate payable with respect to dividends received out of income derived from a preferred or benefited enterprise (see the Investment Encouragement Law), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence which provides for a lower tax rate in Israel on dividends.  The Convention between the State of Israel and the Government of the United States relating to relief from double taxation provides for a maximum tax of 25% on dividends paid to a resident of the United States.  As set forth above, dividends paid to an Israeli company by another Israeli company are not subject to corporate tax, unless received out of income derived from a benefited enterprise or unless the dividend stems from income produced or accrued abroad.

Taxation of Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  Distributions of dividends other than bonus shares or stock dividends, are subject to income tax at the rate of 25% or 30% pursuant to Israeli domestic law as described above.  However, under the Investment Encouragement Law, dividends generated by an approved enterprise are, generally, taxed at the rate of 15%, and dividends generated by a benefited enterprise are generally subject to tax at a rate of 20%.

Pursuant to the Convention between the State of Israel and the Government of the United States relating to relief from double taxation, the maximum tax rate on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%.  However, dividends which are not generated by an approved enterprise will generally be subject to Israeli tax at a rate of 12.5% if paid to a U.S. corporation which holds 10% of our voting power for a designated period and provided that not more than 25% of our gross income for such period consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an approved enterprise are generally subject to a withholding tax rate of 15% for such a U.S. corporation shareholder (which meets both conditions set forth above).

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares.  This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.  This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares.  This summary does not account for the specific circumstances of any particular investor, such as:

•	broker dealers,
•	financial institutions,
•	certain insurance companies,
•	regulated investment companies or real estate investment trusts,
•	investors liable for alternative minimum tax,
•	tax exempt organizations,
•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,
•	persons who hold the ordinary shares through partnerships or other pass-through entities,
•	persons who acquire their ordinary shares through the exercise of employee stock options or otherwise as compensation for services,
•	investors who actually or constructively own, or have owned, 10 percent or more of our voting shares, and
•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or a conversion transaction.

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

Taxation of Distributions

Subject to limitations, including the discussion below, under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you.  Dividends are included in gross income as ordinary income.  Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as capital gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains.  Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are distributed, regardless of whether the payment is in fact converted into dollars.  A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss.  U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS and converting NIS into U.S. dollars.

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

Subject to certain limitations, including the 3.8% net investment  tax, discussed below, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently a maximum of 20%).  Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty, or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable.  The reduced rate does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The reduced rate also does not apply to dividends received from a PFIC (see discussion below), in respect of certain hedged positions, or in certain other situations.  The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in our ordinary shares.  Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition.  Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently a maximum of 20%).  In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation and any losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such sale of other disposition.  A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss.

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

Passive Foreign Investment Companies

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be treated as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income.  Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value.  If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to you as a U.S. Holder of ordinary shares, whether you own your ordinary shares directly or indirectly.  Accordingly, you are urged to consult your own tax advisors regarding the application of such rules.

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

•
If we are a PFIC and any of our non-U.S. subsidiaries is also a PFIC, you will generally be treated as owning a proportionate amount (by value) of the underlying shares of each such subsidiary PFIC. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.

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

If you own our ordinary shares during any year in which we are a PFIC, you will generally be required file an IRS Form 8621 with respect to our company, typically with your federal income tax return for that year.  U.S. Holders should consult their own tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules to them, including the application of the mark-to-market election.

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

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding its reporting obligation.

Any U.S. Holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional U.S. information reporting requirements.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file quarterly reports and financial statements.  However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

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

The SEC maintains a website at  that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

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

Foreign Currency Exchange Risk

Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was 8.6% higher in 2015 than 2014 and the average exchange rate for the NIS against the Euro was 9.2% lower in 2015 than 2014, and in total, these changes had a positive impact on our operating results in 2015.  The average exchange rate for the NIS against the dollar was 0.9% lower in 2014 than 2013 and the average exchange rate for the NIS against the Euro was 1.1% lower in 2014 than 2013, and in total, these changes had a negative impact on our operating results in 2014. We estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $200,000  in our operating income.  As of December 31, 2015, we estimate that a devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2015, the cost of raw materials used in production was $12.0 million compared to $13.0 million in 2014.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $120,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  Based on our loans balance at December 31, 2015, a hypothetical increase of 1% in the interest rates would result in an increase of approximately $23,000 in our financial expenses.  A hypothetical increase of 1% in the CPI would not have a material impact on our financial and operational expenses.

Credit Risk

We may be subject to significant concentrations of credit risk consisting principally of cash and cash equivalents and trade accounts receivable.  Cash and cash equivalents are deposited with major financial institutions in Israel, Europe and the United States.

The risk of collection associated with trade receivables is reduced by the geographical dispersion of our customer base. However, our business involves selling products to customers for whose credit we do not have insurance coverage, and we are exposed to risk with respect to our receivables from them.

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

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act as a process designed by, or under the supervision of, our company’s principal executive and principal financial officers and effected by our company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2015, our internal control over financial reporting is effective.

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

We have adopted a code of ethics that applies to our chief executive officer and all senior financial employees of our company, including the chief financial officer and the comptroller.  The code of ethics is publicly available on our website.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

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

All of such fees were pre-approved by our Audit Committee.

Services Rendered.	2015	2014	2013
Audit (1)	$67,000	$67,000	$108,000
Audit Related Fees	-	-	-
Tax (2)	3,000	$3,000	$5,000
All other Fees (3)	12,000	$12,000
Total	82,000	$82,000	$113,000
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

Neither we nor any affiliated purchaser has purchased any of our securities during 2015.

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

We have notified NASDAQ that we do not comply with the following NASDAQ requirements, and instead follow Israeli law and practice in respect of such requirements:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Companies Law, to our board of directors.  We do have the mandated three independent directors, within the meaning of the rules of the SEC and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - External and Independent Directors.”

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

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.               EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (1)
4.1	Compensation Policy dated November 28, 2013, approved on January 9, 2014. (3)
4.2	Bank Hapoalim B.M. Agreement dated April 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (4)
4.3	Bank Leumi B.M. Agreement dated May 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (4)
4.4	English summary of terms of Wasterwater Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (4)
8.1	List of Subsidiaries of the Registrant (5)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (5)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended. (5)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (5)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (5)

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.PRE*	XBRL Taxonomy Presentation Linkbase Document.
101.CAL*	XBRL Taxonomy Calculation Linkbase Document.
101.LAB*	XBRL Taxonomy Label Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
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

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, and incorporated herein by reference.

(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.

(3)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on December 5, 2013 and incorporated herein by reference.

(4)	Filed as Exhibits 4.11 - 4.13 to our Annual Report on form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

(5)	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

US DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

  AUDITORS' REPORT

  TO THE SHAREHOLDERS OF
ELTEK LTD.

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and its Subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the two years in the period ended  December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 23, 2016	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Eltek Ltd.

We have audited the accompanying consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the year ended December 31, 2013 of Eltek Ltd. and its Subsidiaries (the “Company”). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

April 27, 2014

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2015	2014
	Note	US Dollars in thousands

ASSETS

Current Assets

Cash and cash equivalents	2	1,038	1,129
Trade accounts receivable, net of allowance for doubtful accounts	1h	8,015	8,227
Inventories	3	4,450	4,670
Prepaid expenses and other current assets		460	857

Total current assets		13,963	14,883

Severance pay fund	9	49	49

Fixed assets, net	4	10,067	10,070

Deferred tax assets, net	14	1,064	1,056

Intangible assets		276	208

Total assets		25,419	26,266

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2015	2014
	Note	US Dollars in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Short-term credit and current maturities of long-term debt	6	1,275	2,722

Accounts payable:
Trade		6,112	7,077
Other current liabilities	7	4,594	5,156

Total Current liabilities		11,981	14,955

Long-term liabilities

Long-term debt, excluding current maturities	8	2,905	1,838
Employees' severance benefits	9	289	249

Total long-term liabilities		3,194	2,087

COMMITMENTS AND CONTINGENT LIABILITIES	10

SHAREHOLDERS' EQUITY	11

Ordinary shares, NIS 0.6 par value Authorized 50,000,000 shares, issued and outstanding 10,142,762 shares as of December 31, 2015 and 10,142,762 as of December 31, 2014		1,985	1,985
Additional paid-in capital		17,270	17,270
Cumulative foreign currency translation adjustments		1,892	1,907
Capital reserves		695	695
Accumulated deficit		(11,507)	(12,550)

Total Eltek Ltd. shareholders' equity		10,335	9,307

Non-controlling interest		(91)	(83)

Total equity		10,244	9,224

Total liabilities, shareholders' equity and non- controlling interest		25,419	26,266

The accompanying notes are an integral part of these consolidated financial statements.

March 23, 2016	/s/ Amnon Shemer	/s/ Yitzhak Nissan
Date of approval of the	Amnon Shemer	Yitzhak Nissan
financial statements	Vice President, Finance and Chief Financial Officer	Chairman of the Board of Directors and Chief Executive Officer

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
		2015	2014	2013
	Note	US Dollars in thousands (except profit per share data)

REVENUES	12	41,350	46,626	50,235
Cost of revenues	16B	(34,802)	(40,604)	(42,242)

Gross profit		6,548	6,022	7,993

Operating expenses
R&D expenses		(90)	(72)	-
Selling, general and administrative expenses		(4,961)	(6,773)	(6,722)
Impairment of goodwill		-	(80)	-

Operating profit (loss)		1,497	(903)	1,271
Financial expenses, net	13	(259)	(356)	(439)
Other income (loss), net		6	38	(26)

Profit (loss) before income tax (expense) benefit		1,244	(1,221)	806
Income tax (expense) benefit	14	(218)	(1,634)	2,975

Net profit (loss)		1,026	(2,855)	3,781
Net loss attributable to non-controlling
interest		17	190	42

Net profit (loss) attributable to Eltek Ltd.		1,043	(2,665)	3,823

Other comprehensive income (loss):
Foreign currency translation adjustments		(6)	(1,268)	487

Comprehensive income (loss)		1,020	(4,123)	4,268

Comprehensive loss attributable to non-controlling interest		(8)	(179)	(28)

Comprehensive income (loss) attributable to Eltek Ltd.		1,028	(3,944)	4,296

Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders		0.1	(0.26)	0.53

Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders		10,142,762	10,142,762	7,198,883

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Equity attributed to Eltek Ltd. and subsidiaries	Non controlling interest	Total
	US Dollars in thousands (except profit per share data)

Balance as of January 1, 2013	6,610,107	1,384	14,328	2,713	695	(13,708)	5,412	124	5,536

Changes during the year
Foreign currency translation adjustments	-	-	-	473	-	-	473	14	487
Net profit		-	-	-	-	3,823	3,823	(42)	3,781

Comprehensive income	-	-	-	-	-	-	4,296	(28)	4,268
Issuance of shares, net of costs	3,532,655	601	2,942	-	-	-	3,543	-	3,543
Balance as of December 31, 2013	10,142,762	1,985	17,270	3,186	695	(9,885)	13,251	96	13,347

Changes during the year
Foreign currency translation adjustments	-	-	-	(1,279)	-	-	(1,279)	11	(1,268)
Net profit (loss)	-	-	-	-	-	(2,665)	(2,665)	(190)	(2,855)

Comprehensive loss	-	-	-	(1,279)	-	(2,665)	(3,944)	(179)	(4,123)

Balance as of December 31, 2014	10,142,762	1,985	17,270	1,907	695	(12,550)	9,307	(83)	9,224

Changes during the year
Foreign currency translation adjustments	-	-	-	(15)	-	-	(15)	9	(6)
Net income ( loss)	-	-	-	-	-	1,043	1,043	(17)	1,026
Comprehensive income (loss)	-	-	-	(15)	-	1,043	1,028	(8)	1,020

Balance as of December 31, 2015	10,142,762	1,985	17,270	1,892	695	(11,507)	10,335	(91)	10,244

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2015	2014	2013
	US Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)	1,026	(2,855)	3,781

Adjustments to reconcile net profit to net cash flows provided by operating activities:
Depreciation and goodwill amortization	1,731	1,893	1,739
Capital loss on disposal of fixed assets	85	101	26
Revaluation of long term loans	10	16	1
Decrease (increase) in deferred tax benefit	133	1,528	(3,012)
Changes in employee severance benefits, net	41	(59)	217
Decrease (increase) in trade receivables	171	(78)	(1,531)
Decrease (increase) in other receivables and prepaid expenses	249	(319)	46
Decrease (increase) in inventories	213	848	(451)
Increase (decrease) in trade payables	(1,396)	(1,441)	655
Increase (decrease) in other liabilities and accrued expenses	(543)	445	147

Net cash provided by operating activities	1,720	79	1,618

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(69)	(212)	-
Purchase of fixed assets, net	(797)	(2,431)	(950)

Net cash used in investing activities	(866)	(2,643)	(950)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short- term credit	(2,063)	1,352	(2,577)
Repayment of long-term loans	(207)	(806)	(564)
Proceeds from long-term loans	1,707	1,179	-
Proceeds from issuance of shares	-	-	3,543
Repayment of credit from fixed asset payables	(505)	(477)	(515)

Net cash provided by (used in) financing activities	(1,068)	1,248	(113)

Effect of exchange rate on cash and cash equivalents	123	(69)	24

Net increase (decrease) in cash	(91)	(1,385)	579
Cash at beginning of the year	1,129	2,514	1,935

Cash at end of the year	1,038	1,129	2,514

SUPPLEMENTAL CASH FLOW INFORMATION:
Income tax paid	43	40	110
Interest paid	175	146	356

Non-cash activities:
Purchase of fixed assets	984	523	514

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	General:

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

The Company markets its product mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment, as well as to contract electronic manufacturers, among other industries. The Company’s business is subject to numerous risks including, but not limited to, (1) the impact of currency exchange rates (mainly NIS/US$ ), (2) the Company's success in implementing its sales and manufacturing plans, (3) the impact of competition from other companies, (4) the Company's ability to receive regulatory clearance or approval to market its products, (5)  changes in regulatory environment, (6) domestic and global economic conditions and industry conditions, and (7) compliance with environmental laws and regulations. Further, the Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

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

The Parent subsequently incurred a goodwill impairment of approximately $ 1 million and the goodwill balance was nil as of December 31, 2015 and December 31, 2014.

Pursuant to the Kubatronik acquisition agreement, the seller has the right to require the Parent to purchase ("Put Option"), and the Parent has the right to require the Seller to sell to the Parent ("Call Option") the Seller's remaining 24% interest in Kubatronik. The options periods are   until December 31, 2016, and are automatically extended for additional consecutive two-year periods unless otherwise notified in writing by either party upon at least six months prior notice. In May 2012, the seller exercised his option with respect to 3% of the shares of Kubatronik for approximately Euro 69 ($ 89) and reduced his share in Kubatronik from 24% to 21%. The exercise price for the seller's 21% interest in Kubatronik under the Put Option is Euro 483 ($ 587), and the exercise price for the seller's remaining holdings in Kubatronik under the Call Option is Euro 513 ($ 623). As of December 31, 2015 the option is presented at the maximum exercise price of $587 in the short term liabilities. Changes in fair value are recorded in the Consolidated Statement of Comprehensive Income. The fair value of the above options is calculated based on the Binomial model. Changes in fair value are recorded in the Consolidated Statement of Comprehensive income. See Note 15

Eltek USA Inc.

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

d.	Translation of foreign entity operations:

The financial statements of foreign subsidiaries are translated into the Parent's functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders' equity.

e.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI") are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Details of the CPI and the representative exchange rates are as follows:

		Exchange rate	Exchange rate
	Israeli CPI	of one US dollar	of one Euro
	Points	NIS	NIS

December 31, 2015	221.13	3.902	4.2468
December 31, 2014	219.80	3.889	4.7246
December 31, 2013	220.20	3.471	4.7819

	%

December 31, 2015	0.6	0.3	(10.1)
December 31, 2014	(0.2)	12.2	(1.2)
December 31, 2013	1.8	(7.02)	(2.82)

f.	Use of estimates:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The activity in the allowance for doubtful accounts for the three years ended December 31, 2015 is as follows:

	Year ended December 31,
	2015	2014	2013
	US Dollars in thousands

Opening balance	62	82	95
Additions during the year	19	21	-
Write off of allowance	-	(32)	(9)
Foreign currency translation adjustments	5	(9)	(4)

Closing balance	86	62	82

i.	Inventories:

Inventories are recorded at the lower of cost or market value. Cost is determined on the weighted average basis for raw materials. For work in progress and finished goods, the cost is determined pursuant to calculation of accumulated actual direct and indirect costs.
In the years ended December 31, 2013, 2014 and 2015, the Company wrote off inventories in the amount of $219, $519 and $376, respectively.

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

Impairment of long-lived assets:

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

As of December 31, 2015 and 2014, the Company had equipment under capital leases of $2.5 and $1.4 million, respectively, net of accumulated depreciation of $174 and $215.

The future minimum payments under capital leases at December 31, 2015 were as follows:

Long-term

2016	651
2017	344
2018	249
2019	185
2020	35
Total minimum capital lease payments	1,464

l.
Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other."The Parent acquired software technology during 2014-2015 which is expected to be amortized starting in 2016.

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

The Company performs an annual impairment review of goodwill at the beginning of the following year, and when a triggering event occurs between annual impairment tests. For 2013, the Company performed a qualitative assessment of goodwill and determined that it is not more-likely-than-not that the fair values of its reporting units are less than the carrying amounts. Accordingly, no impairment loss was recorded in 2013. Due to ongoing losses of Kubatronik, the Company recorded impairment losses of $80 in 2014.

As of December 31, 2015, the Company had no goodwill balance.

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

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and prior interim periods  and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company early adopted this standard in the fourth quarter of 2015 on a prospective basis.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	CASH AND CASH EQUIVALENTS

	December 31,
	2015	2014
	US Dollars in thousands

Denominated in U.S. dollars	537	773
Denominated in NIS	362	150
Denominated in Euro	139	206

	1,038	1,129

NOTE 3:-	INVENTORIES

	December 31,
	2015	2014
	US Dollars in thousands

Raw materials	1,928	1,954
Work-in-process	1,844	1,686
Finished products	678	1,030

	4,450	4,670

Raw materials inventory is net of $120 and $59 of obsolete items as of December 31, 2015, and 2014, respectively.

NOTE 4:-	FIXED ASSETS, NET

	December 31,
	2015	2014
	US Dollars in thousands
Cost:
Machinery and equipment	35,604	36,735
Leasehold improvements	8,525	8,542
Motor vehicles	45	45
Office furniture and equipment	1,356	1,472

	45,530	46,794
Accumulated depreciation:
Machinery and equipment	(27,489)	(28,896)
Leasehold improvements	(6,695)	(6,469)
Motor vehicles	(35)	(33)
Office furniture and equipment	(1,244)	(1,326)
	(35,463)	(36,724)

Depreciated cost	10,067	10,070

Depreciation expense for the years ended December 31, 2015, 2014 and 2013 were $1,731, $1,813 and $1,827, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
	US Dollars in thousands

Balance at the beginning of the year	-	75
Impairment on goodwill	-	(80)
Effect of translation adjustments	-	5

	-

NOTE 6:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Annual interest
	rate at
	December 31	December 31,
	2015	2015	2014
	%	US Dollars in thousands

In NIS (linked to the Prime rate)	2.45% – 2.5%	589	2,674

Current maturities of long-term debt from banks (Note 8)		686	48

		1,275	2,722

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	OTHER CURRENT LIABILITIES

	December 31,
	2015	2014
	US Dollars in thousands

Accrued payroll including amounts due to government authorities	1,066	1,129
Provision for vacation and other employee benefits	1,455	1,416
Written put option (Note 1A)	526	587
Accrued expenses	600	871
Employees' severance benefits (Note 9D)	69	401
Provision for contingent liabilities (Note 10D)	363	298
Other liabilities	515	454

	4,594	5,156

NOTE 8:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

Banks and others

	Annual interest
	rate at
	December 31	December 31,
	2015	2015	2014
	%	US Dollars in thousands
Linkage terms
U.S. dollar	5 - 8.56	844	403
NIS - not linked	5 - 6	55	128
Euro	2.17	394	659
NIS - linked to the Prime rate	P+0.9	2,906	1,157
		4,199	2,347
Less - current maturities (banks and others)		(1,294)	(509)

		2,905	1,838

Minimum future payments at December 31, 2015 due under the long-term (including capital lease) debt are as follows:

Long-term loan

First year	1,337
Second year	1,029
Third year	934
Forth year	846
Fifth year and thereafter	53

4,199

Long-term debt  includes capital leases in the amounts of $1,464 and $ 1,190 and current maturities of long-term debt of $492 and $431 at December 31, 2015 and 2014, respectively. The current maturities are classified to the trade payable balance as of December 31, 2015 and 2014, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES (Cont.)

In April 2014, the Company signed a new financial undertakings letter with one bank and in May 2014 with another bank, effective for the financial statements for the year ended December 31, 2013 and onward. The Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $ 4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. As of December 31, 2015, the Company was in compliance with such covenants.

As to pledges securing the loans, see Note 10a.

NOTE 9:-	EMPLOYEE SEVERANCE BENEFITS

Under Israeli law and labor agreements, the Parent is required to make severance and pension payments to retired, dismissed or resigned employees.

a.
The Parent has an approval from the Israeli Ministry of Labor and Social Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the Parent's current deposits in the pension fund and/or with the insurance company exempt it from any additional severance obligations to the employees for whom such depository payments were made.

b.
The Parent's employees participate in a pension plan or individual insurance policies that are purchased by them. The Parent's liability for severance obligations for the employees employed for one year or more is discharged by making regular deposits with a pension fund or the insurance policies. Under Israeli law, there is no liability for severance pay in respect of employees who have not completed one year of employment. The amount deposited with the pension fund or the insurance policies is based on salary components as prescribed in the employment agreement. The custody and management of the amounts so deposited are independent of the Parent and accordingly, such amounts funded and related liabilities are not reflected in the balance sheet.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	EMPLOYEE SEVERANCE BENEFITS (Cont.)

For non-management employees, the Parent deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon completion of one year of employment with the Parent, it makes a one-time deposit with the pension fund for the remaining balance.

In 2011, the Parent, pursuant to Section 14 of the Israeli Severance Pay Law, made a transfer of funds from a central severance fund to individual funds in the name of the employees for the unfunded liability and discharged its liability in respect of such employees' severance pay.

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

d.	Total liability for employees' severance benefits as at December 31, 2015 amounted to $ 217. The current portion amounting to $ 17 is recorded in the short-term liabilities.

Expenses recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2015, 2014, and 2013 were $ 40, $ 284 and $ 231, respectively.

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

3.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Operating leases and other agreements:

1.	The premises occupied by the Parent and Kubatronik are leased under two operating agreements that expire in December 2022 and May 2019, respectively.

2.
The Parent has signed several lease and maintenance agreements for production equipment with suppliers of equipment and software. Of such agreements, the main principal agreement expires in September 2017.

3.	Several production machines are leased by Kubatronik under operating agreements which will expire in May 2019.

4.	The Parent has an obligation to purchase inventory that is held by a supplier in the total amount of $412.

5.	The Parent's motor vehicles are leased under operating lease agreements, mainly for three-year terms.

6.	Minimum future payments at December 31, 2015 due under the above agreements over the next five years and thereafter are as follows:

	Premises leases	Other agreements
	US Dollars in thousands

First year	1,007	755
Second year	258	467
Third year	109	165
Fourth year	36	112
Fifth year and thereafter	108	101

	1,518	1,600

Payments required under these agreements are charged to expense by the straight-line method over the periods of the respective leases.

Expenses recorded under these agreements for the years ended December 31, 2015, 2014, and 2013 were $1,463, $ 1,480 and $ 1,471, respectively.

c.	Indemnification agreement:

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

d.	Contingent Liabilities: Environmental Related Matters

In January 2014, July 2014, September 2015 and February 2016, the Parent received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling $980 excluding VAT, for discharges of industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system.  The payment demands were made on the basis of four samplings conducted by Meitav in its premises during the years 2013 through 2015.  In December 2015, the Parent's new wastewater treatment facility was completed.  The first sample of the plant's wastewater, tested by the Israeli Ministry for Environmental Protection (the "Ministry") in January 2016, indicated that the Parent was in compliance with the environmental laws and regulations.

If the Parent is found to be in violation of environmental laws, then in addition to fines, it could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to a shutting down of its factory. Such sanctions could have a material adverse effect on its business, financial condition and results of operations.

In connection with the change of control of the Parent that resulted from Nistec’s acquisition of a controlling stake in the Parent, Israeli law requires it to obtain a new business permit in order to continue operating its business. The Parent has submitted an application for this permit, but has not yet received the new permit.  The new permit is expected to be subject to certain conditions, especially certain conditions imposed by the Ministry . If the Parent is unable to comply with such requirements, certain sanctions may be imposed, including significant fines and possibly an order shutting down the factory.

In October 2015, the Parent filed an application for an emissions permit with the Ministry.  In January 2016, the Parent received a notice of non-compliance from the Ministry, stating that the application was incomplete and that the Parent is in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. Following communications with the Ministry, the Parent committed to submit an amended application by April 2016.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Employee Related Matters

Three lawsuits were filed against the Parent in May 2008, in December 2014 and in August 2015 by three employees alleging that they had suffered personal injuries during their employment and are seeking aggregate financial compensation of approximately $173 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified the Parent, between January 2011 and July 2013, that they allegedly suffered personal injuries during their employment with the Company. Of these four employees, one is seeking compensation of $150 and the others did not state their claim amount.

The Parent submitted all these claims to its insurance company, which informed the Parent that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

In September 2015, in November 2015, in January 2016, and in February 2016, four former employees have filed law suits seeking additional payments in connection with their employment with the Parent and subsequent termination. The aggregate amount claimed is approximately $1.0 million.

NOTE 11:-	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31,
	2015 and 2014	2015	2014
	Number of shares

Ordinary shares of par value NIS 0.6 each	50,000,000	10,142,762	10,142,762

Amount in US$
Ordinary shares of par value NIS 0.6 each		1,985,280	1,985,280

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2015	2014	2013
	US Dollars in thousands

Customer A - Sales of manufactured products	17.9%	20.6%	18.4%

b.	Revenues by geographic areas:

	Year ended December 31,
	2015	2014	2013
	US Dollars in thousands

Israel	20,647	24,807	27,992
Europe	8,382	9,383	10,623
North America	7,504	5,892	6,227
India	4,135	5,240	3,294
Rest of the world	682	1,304	2,099

	41,350	46,626	50,235

c.	Fixed assets, net by geographic areas:

	Year ended December 31,
	2015	2014	2013
	US Dollars in thousands

Israel	9,388	9,161	9,534
Europe	675	901	561
North America	4	8	13

	10,067	10,070	10,108

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2015	2014	2013
	US Dollars in thousands

Interest and exchange rate expenses on long-term loans	134	95	106
Expenses on short-term credit and bank charges	143	54	284
Effect of exchange rate differences on other expenses and net loss from derivative instruments	(59)	117	19
Other financing expenses (income), net	41	90	30

	259	356	439

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

The income generated by the "Beneficiary Enterprise" is exempt from tax over a period of two years, beginning with the year in which the Parent first had taxable income. The period of tax benefit of the first Beneficiary Enterprise has not yet commenced and will expire not later than 2017. The period of tax benefit of the second beneficiary enterprise has not yet commenced and will expire not later than 2024. The benefits are contingent upon compliance with the terms of the Encouragement Law (export rate, etc.). The Parent is currently in compliance with these terms.

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

Presented hereunder are the tax rates relevant to the Parent in the years 2012-2014:
2013 and 2012 - 25%, 2014 - 26.5%.

On August 5, 2013, the Knesset passed the Law for the Change in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, by which, among other things, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

On January 4, 2016 the Knesset approved the Economic Policy Law for 2015 that includes a decrease in the tax rate by 1.5% to 25%.

The deferred tax balances included in the financial statements as of December 31, 2015 are calculated according to the tax rates that were in effect as of the reporting date and do not take into account the potential effects of the reduction in the tax rate. Said effects will be included in the financial statements that will be issued starting from the date on which the new tax rate is substantially enacted, namely in the first quarter of 2016.

Current taxes for the reported periods are calculated according to the tax rates presented above.

c.	Tax losses and tax credits carryforwards:

As of December 31, 2015, the Parent's tax loss carryforwards were approximately $14.6 million of operating losses and $ 4.2 million of capital losses and Kubatronik's tax loss carryforwards were Euro 1.5 million ($ 1.7 million) for corporate tax and Euro 1.5 million ($ 1.7 million) for municipal corporate tax. Additionally, the Parent's tax credits carryforward was $ 905.

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

In Israel, the Parent has received final tax assessments through the 1995 tax year. Assessments through the 2010 tax year are considered final due to statute of limitations. The Israeli tax returns of the Parent may be audited by the Israeli Tax Authorities for the tax years beginning in 2011.

Kubatronik and Eltek Europe have received final tax assessments through the 2011 tax year. The tax returns of Kubatronik and Eltek Europe remain subject to audit for the tax years beginning in 2012. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2010. The Parent's other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

ELTEK LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	TAXES ON INCOME (Cont.)

e.	Profit before tax and income tax expense (benefit) included in the consolidated statements of comprehensive income:

	Year ended December 31,
	2015	2014	2013
	US Dollars in thousands

Profit (loss) before income tax expense:
Israel	1,038	(483)	782
Foreign jurisdictions	206	(738)	24
	1,244	(1,221)	806

Current tax expense (benefit):
Israel	(3)	-	(41)
Foreign jurisdictions	72	19	78

	69	19	37

Deferred taxes:
Israel	149	1,581	(3,079)
Foreign jurisdictions	-	34	67
	149	1,615	(3,012)

Income tax expense (benefit)	218	1,634	(2,975)

The deferred tax assets utilized in 2015 and in 2013 were $ 181 and $ 299 respectively.

ELTEK LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical income tax expense (benefit) to the actual income tax expense:

A reconciliation of the theoretical income tax expense (benefit), assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2015	2014	2013
	US Dollars in thousands

Profit (loss) before income tax expense (benefit) as reported in the consolidated statements of comprehensive income	1,244	(1,221)	806

Statutory tax rates	26.5%	26.5%	25%

Theoretical tax expense calculated	330	(324)	202

Other	36	182	(118)
Changed in liability for undistributed income of subsidiaries	38	29	132
Change in valuation allowance	(92)	1,724	(2,540)
Adjustment to net loss carryforward	-	-	142
Change in effective corporate tax rates	-	-	(757)
Tax benefit arising from "Beneficiating and Preferred enterprises" (*)	(109)	40	(70)
Foreign tax rate differential in subsidiaries	15	(17)	34

Total	(112)	1,958	(3,177)

Income tax expense (benefit)	218	1,634	(2,975)

ELTEK LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	TAXES ON INCOME (Cont.)

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2015	2014
	US Dollars in thousands

Deferred tax assets:

Net operating loss carryforwards (in Israel)	2,350	2,532
Net operating loss carryforwards (outside Israel)	492	530
Capital loss carryforwards (in Israel)	1,110	1,113
Severance benefits	27	29
Provision for vacation pay	200	199
Tax credit carryforward	905	869
Allowance for doubtful accounts	14	10

Total gross deferred tax assets	5,098	5,282

Less valuation allowance	(3,100)	(3,192	)**

Net deferred tax assets	1,998	2,090	**

Deferred tax liabilities:
Undistributed income of subsidiaries	(197)	(156	)**

Fixed assets - differences in depreciation	(737)	(721)

Total gross deferred tax liabilities	(934)	(877	)**

Net deferred tax assets	1,064	1,213

Despite the Company's accumulated profits in Israel during the years ended December 31, 2015 and 2014, the Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future.

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

The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. The valuation allowance for deferred tax assets as of December 31, 2015 and 2014 was $3,100 and $ 3,192 respectively. The net change in the total valuation allowance for each of the years ended December 31, 2015, 2014 and 2013, was an increase (decrease) of $(192), $1,597 and $(2,540), respectively

Certain comparative figures in Notes 14F and 14G have been changed to reflect changes in the deferred tax assets and liabilities and related valuation allowance in order to confirm with current period presentation.

h.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2015, 2014 and 2013, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

NOTE 15:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company measures its written put option (see Note 1A) at fair value. In accordance with ASC 820-10, foreign currency derivative contracts are classified within Level 2, because they are valued utilizing market observable inputs. The written put option is classified within Level 3 because it is valued using a B&S model which utilizes significant inputs that are unobservable in the market such as expected stock price volatility, risk-free interest rate and the dividend yield, and remaining period of time the options will be outstanding before they expire.

The Company’s outstanding loans as of December 31, 2015 were received during 2014 and 2015, and are presented at book value.

In addition to the above, the Company's financial instruments at December 31, 2015 and 2014, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, short-term credit provided by financial institutions, and trade and other payables. The carrying amounts of all the aforementioned financial instruments, at face value or cost plus accrued interest, approximate fair value due to the short maturity of these instruments.

The changes in the Company's liabilities measured at fair value using significant unobservable inputs (Level 3) during the years ended December 31, 2015 and 2014, were changes in the fair value of the net written put option charged to financial expense in the Consolidated Statement of Comprehensive Income, of nil and $ 93, respectively, and translation adjustments included in financial income in the Consolidated Statement of Comprehensive Income of $ (59) and $ 60, respectively.

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

One of the Company's customers, Nistec, became a related party in November 2013. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with its related parties were carried out on an arm's-length basis.

a.	Balances with related parties:

	December 31,
	2015	2014
	US Dollars in thousands

Trade accounts receivable	173	74
Trade accounts payable	37	32

b.	Transactions with related parties:

	Year ended December 31,
	2015	2014	2013
	US Dollars in thousands

Revenues	644	370	6
Cost of revenues (*)	-	-	3,402

Selling, general and administrative expenses	340	339	52

Insurance Expenditures - the Company may share with Nistec costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec reduces the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in proportions indicated by the insurer for each of the Company and Nistec, had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee and the Board of Directors of Parent.

Employees Social Activities - the Company may purchase social activities for the benefit of its employees together with Nistec. The cost of such activities will be divided between the Company and Nistec in accordance with the ratio of the number of Company's employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

Marketing Activities - the Company may purchase services together with Nistec. Marketing costs will be divided between the Company and Nistec as follows: (i) to the extent the portion of the marketing material applicable to the Company can be quantified, costs will be divided accordingly; (ii) in the event that such costs cannot be quantified, each of Nistec and the Company will bear 50% of the marketing costs.

(*)	The Company's purchases from such supplier accounted for 23.1% of its raw material costs in 2013.

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

Dated: March 23, 2016