Form 20-F
period 2016-12-31
ELTEK LTD
filed 2017-03-27
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...........

Commission file number 0‑28884

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

10,142,762 Ordinary Shares, nominal value NIS 0.6 per share (as of December 31, 2016)

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

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

Our functional currency is New Israeli Shekel while our reporting currency is the U.S. dollar.  All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date as published by the Bank of Israel ($1.00 = NIS 3.8450 as of December 30, 2016 the last published exchange rate in 2016)., and except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders' equity.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are "forward‑looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate" and similar expressions are intended to identify forward‑looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward‑looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. "Key Information- Risk Factors."

i

TABLE OF CONTENTS

		Page No.
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	19
A.	History and Development of the Company	19
B.	Business Overview	19
C.	Organizational Structure	24
D.	Property, Plants and Equipment	25
ITEM 4A.	UNRESOLVED STAFF COMMENTS	26
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A.	Operating Results	25
B.	Liquidity and Capital Resources	33
C.	Research and Development, Patents and Licenses	35
D.	Trend Information	35
E.	Off-Balance Sheet Arrangements	35
F.	Tabular Disclosure of Contractual Obligations	36
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	36
A.	Directors and Senior Management	36
B.	Compensation	39
C.	Board Practices	40
D.	Employees	47
E.	Share Ownership	49
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	49
A.	Major Shareholders	49
B.	Related Party Transactions	50
C.	Interests of Experts and Counsel	51
ITEM 8.	FINANCIAL INFORMATION	51
A.	Consolidated Statements and Other Financial Information	51
ii

B.	Significant Changes	53
ITEM 9.	THE OFFER AND LISTING	53
A.	Offer and Listing Details	53
B.	Plan of Distribution	54
C.	Markets	54
D.	Selling Shareholders	54
E.	Dilution	54
F.	Expense of the Issue	54
ITEM 10.	ADDITIONAL INFORMATION	54
A.	Share Capital	54
B.	Memorandum and Articles of Association	54
C.	Material Contracts	58
D.	Exchange Controls	59
E.	Taxation	59
F.	Dividends and Paying Agents	69
G.	Statement by Experts	69
H.	Documents on Display	69
I.	Subsidiary Information	70
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	69
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	70
PART II		70
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	70
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	70
ITEM 15.	CONTROLS AND PROCEDURES	70
ITEM 16.	[RESERVED]	71
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	71
ITEM 16B.	CODE OF ETHICS	71
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	72
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	72
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	72
ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT	72
ITEM 16G.	CORPORATE GOVERNANCE	72
ITEM 16H.	MINE SAFETY DISCLOSURE	73
ITEM 17.	FINANCIAL STATEMENTS	73
ITEM 18.	FINANCIAL STATEMENTS	73
ITEM 19.	EXHIBITS	74

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for the five years ended December 31, 2016.  The selected consolidated financial data as of December 31, 2016 and 2015 and for each of the three years ended December 31, 2016 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, "Financial Statements."  The selected consolidated financial data as of December 31, 2014 and  2013 and for the year ended December 31, 2012 have been derived from our previously published audited consolidated financial statements, which are not included in this annual report.  The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Year ended December 31,	2016	2015	2014	2013	2012
	($ and share data in thousands, except per share data)
Revenues	37,065	41,350	46,626	50,235	45,646
Cost of revenues	(34,248)	(34,802)	(40,604)	(42,242)	(37,836)
Gross profit	2,817	6,548	6,022	7,933	7,810

R&D expenses	(117)	(90)	(72)	--	-
Selling, general and administrative expenses	(4,699)	(4,961)	(6,773)	(6,722)	(6,040)
Impairment of goodwill	-	-	(80)	-	(481)
Total operating expenses	(4,816)	(5,051)	(6,925)	(6,722)	(6,521)
Operating profit (loss)	(1,999)	1,497	(903)	1,271	1,289

Financial expenses, net	(309)	(259)	(356)	(439)	(543)
Other income (loss), net	(259)	6	38	(26)	2
Profit (loss) before income tax expense	(2,567)	1,244	(1,221)	806	748

Income tax (expense) benefit	(1,158)	(218)	(1,634)	2,975	(52)

Net profit (loss)	(3,725)	1,026	(2,855)	3,781	696
Net profit (loss) attributable to non-controlling interest	101	17	190	42	6
Net profit (loss) attributable to Eltek Ltd. shareholders	(3,624)	1,043	(2,665)	3,823	690
Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd.	(0.36)	0.1	(0.26)	0.53	0.1

Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share	10,143	10,143	10,143	7,199	6,610

CONSOLIDATED BALANCE SHEETS DATA :

	As at December 31,
	2016	2015	2014	2013	2012
	($ and share data in thousands)

Working capital (deficit)	(93)	1,982	(72)	1,997	(2,712)

Total assets	20,145	25,419	26,266	31,454	23,449

Long-term liabilities	2,098	3,194	2,087	1,749	943

Total shareholders' equity	6,634	10,335	9,307	13,251	5,412

Number of issued and outstanding shares	10,143	10,143	10,143	10,143	6,610

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

We incurred a net loss of $3.6 million in the year ended December 31, 2016 and have not maintained consistent profitable operations in the past. There can be no assurance that we will be able to operate profitably in the future.  To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We will require additional capital in the future, which may not be available to us.

As of December 31, 2016, we had $ $1.2 million in cash and cash equivalents and had a working capital deficit of $93,000. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v)  the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) approval of the current or additional lines of credit and long-term loans from banks.

As of December 31, 2016, we had revolving lines of credit aggregating NIS 13 million ($3.3 million) with our banks, of which $1.3 million was utilized as of such date, and $2.9 million of long-term loans, including supplier credits.  These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

During the three years ended December 31, 2016, we invested approximately $5.5 million in new equipment and the expansion of our facilities and infrastructure. To the extent that the funds generated from our operations and our existing capital resources are insufficient to fund our operating, financial and capital investment requirements, we will need to raise additional funds through public or private financing or other sources.  Additional financing may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

One key customer accounts for a significant portion of our revenues. The loss of this customer or other key customers would have an adverse impact on our business results.

In the years ended December 31, 2016, 2015 and 2014, a group of 9 affiliated companies accounted for 16.3%, 17.9%, and 20.6% of our total revenues, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be adversely affected by currency fluctuations.

Our revenues and expenses are denominated in NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 1.1% lower in 2016 than in 2015, which had a negative impact on our operating results in 2016.  In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected.

We are currently not engaged in hedging transactions.  If we were to decide to enter into any hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be successful in our hedging efforts, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  Such hedging transactions may not necessarily mitigate the longer-term impact of currency fluctuations on the operating costs of our business operations, and may result in additional expenses.

Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

Worsening economic conditions, such as the continued European sovereign debt uncertainty, may result in diminished demand for our products and in decreased sales volumes.  Although global economic conditions have stabilized or improved since the 2008 financial crisis, many of the markets in which we operate have not fully recovered.  If the economies in the countries in which we operate continue to be uncertain or weaken further, the demand for our products and technology may decrease as a result of constraints on capital spending by our customers.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom as well as for the governments of other EU member states to consider withdrawal.

In the United States, the new Trump Administration has called for substantial change to fiscal, tax and trade policies that may adversely affect our business. We cannot predict the impact, if any, of these changes to our business. However, it is possible that these changes could adversely affect our business.

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.

If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken further, our business, operating results and financial condition may be adversely affected.

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

During 2014, 2015 and 2016, we received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 3.8 million ($980,000) excluding VAT, for discharges of industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system.  The payment demands were made on the basis of several samplings conducted by Meitav in our premises during 2013-2015.

In December 2015, we completed the construction of a new wastewater treatment facility. In 2016, six wastewater samples were inspected by Meitav and were found to be in compliance with applicable standards. We reached a settlement with Meitav in July 2016.

In October 2015, we filed an application for an emissions permit with the Israeli Ministry of Environmental Protection (the "Ministry").  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete, and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. During 2016 we submitted amended application and conducted several discussions with the Ministry. In January 2017 we received a draft of an emissions permit for our review. In February 2017 we provided the Ministry with our responses to the draft. In April 2017, the Ministry is expected to publish the draft for public comments for 45 days, after which the permit is expected to be issued to us.

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

In addition, these competitors may respond more quickly to new or emerging technologies or adapt more quickly to changes in customer requirements than we do. We must continually develop improved manufacturing processes to meet our customers' needs for complex products, and our manufacturing process technology is generally not subject to significant proprietary protection. During recessionary periods in the electronics industry, our strategy of providing quick-turn services, an integrated manufacturing solution, and responsive customer service may take on reduced importance to our customers. As a result, we may need to compete more on the basis of price, which would cause our gross margins to decline.

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

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time.  During the years ended December 31, 2016, 2015 and 2014, our purchases from one supplier accounted for 22.4%, 17.9% and 24.1% of our total consolidated raw material costs, respectively.  We may not be able to identify and integrate alternative sources of supply in a timely fashion.  Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

If a raw material or component supplier fails to satisfy our product quality standards, including standards relating to "conflict minerals" it could harm our customer relationships.  Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products. See "—New requirements related to conflict-free minerals may disrupt our operations, cause us to incur additional expenses, create challenges with our customers, or result in other significant adverse effects."

We may not succeed in our efforts to expand into the U.S. defense market.  If we are unsuccessful, our future revenues and profitability would be adversely affected.

Our business plan assumes an increase in revenues to the U.S. defense market.  However, our efforts to increase sales to the U.S. defense market may not succeed and sales to the defense and aerospace industries may be affected by cutbacks in U.S. government spending, and this may not become a substantial market for us.  If we are unsuccessful in such efforts, our future revenues and profitability would be adversely affected.  In order to sell PCBs to the U.S. defense market we were required to obtain International Traffic in Arms Regulations (ITAR) registration from the U.S. Department of State, which is subject to periodic extension.  There can be no assurance that we will be able to retain our ITAR certification. In the event of a change in control of our company, the U.S. Department of State may investigate the transfer of control and oppose the transaction.  The loss of our ITAR certification could adversely affect our future revenues and profitability.

We may be subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite to our ability to work on classified contracts for the U.S. government.

A facility security clearance is required in order to be awarded and perform classified contracts for the U.S. Department of Defense (the "DoD") and certain other agencies of the U.S. government. To become a cleared entity, we must comply with the requirements of the National Industrial Security Program Operating Manual (the "NISPOM"), and any other applicable U.S. government industrial security regulations. Further, due to the fact that a significant portion of our voting equity is owned by a non-U.S. entity, we are required to be governed by and operate in accordance with the terms and requirements of a Special Security Agreement (the "SSA").

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

We have manufacturing facilities in Israel and generate a large percentage of our sales in Israel, Europe, North America and Asia.  We intend to increase our business in North America, including sales to U.S. military contractors.  However, contracts with U.S. military agencies, as well as military equipment manufacturers in Europe, are subject to certain regulatory restrictions and approvals, which we may not be able to comply with or obtain.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so, our business, operating results and financial condition may be adversely affected.

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

In connection with the change of control of our company that resulted from Nistec's acquisition of a controlling stake in our company, Israeli law requires us to obtain a new business permit in order to continue operating our business. We have submitted an application for this permit, but we have not yet received the new permit. The new permit is expected to be subject to certain conditions, especially conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly. If we are unable to comply with such requirements, certain sanctions may be imposed, including significant fines and possibly an order shutting down the factory.

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

Quarterly sales and operating results are also difficult to forecast because they are dependent almost exclusively on the volume and timing of orders during the quarter and our customers generally operate with a short delivery cycle and expect delivery of a significant portion of the order within 30 working days.  The delivery of such orders is subject to the number of available working days during the quarter, which can fluctuate significantly from quarter to quarter due to holidays and vacations.  Certain prototype and pre-production runs require even shorter turn-around times stemming from customers' product launches and design changes.  In addition, there might be sudden increases, decreases or cancellations of orders for which there are commitments, which further characterize the electronics industry and the companies that operate in it.  The industry practice is to make such changes without any penalties, except for the time and materials expended on the order.

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

We are subject to financial covenants in our loan agreements with the banks that provide us with our credit facilities and long-term loans.  Our compliance with the financial covenants is measured annually based on our annual audited financial statements. As of December 31, 2016 we were not in compliance with these covenants; however, the banks granted us a waiver for such non-compliance. The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks' consent.

Both banks have the right to demand immediate repayment of the loans and lines of credit in the event of a change of control in our company, if such a change occurred without their prior approval.  Our failure to remain in compliance with each of the banks' covenants, obtain waivers, negotiate agreements with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position.

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

In recent years, our suppliers have increased their prices for most of our principal raw materials.  We have faced pressure to raise our prices for our products to compensate for supplier price increases in order to maintain our operating margins, and we may not be able to maintain moderate price increases as we have in the past.  Future price increases for our principal raw materials may materially affect our operating margins and future profitability.

Obstacles in our transition to a new enterprise resource planning ("ERP") system may adversely affect our business and results of operations and the effectiveness of our internal control over financial reporting.

We are currently engaged in a multi-year process of conforming the majority of our operations onto one global enterprise resource planning system ("ERP"). The ERP is designed to improve the efficiency of our supply chain and financial transaction processes, accurately maintain our books and records, and provide information important to the operation of the business to our management team. The implementation of the ERP will continue to require significant investment of human and financial resources, and we may experience significant delays, increased costs and other difficulties as a result. Any significant disruption or deficiency in the design and implementation of the ERP could have a material adverse effect on our ability to fulfill and invoice customer orders, apply receipts, place purchase orders with suppliers, and make disbursements, and could negatively impact data processing and electronic communications among business locations, which may have a material adverse effect on our business, consolidated financial condition or results of operations. While we have invested significant resources in planning and project management, significant implementation issues may arise.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Breaches of network or information technology (IT) security, natural disasters, pandemics, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations.  Although we have not become aware of any of these events as of the date of this annual report, we expect that our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the global PCB industry.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  Any of these occurrences could adversely affect our results of operations and financial condition.

In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been become aware that we were subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.  While we use firewall and anti-virus systems, there is no assurance that cyber-attacks will always be blocked or discovered, and as a result, we may encounter damages to our computer network servers, manipulation of our data (including production, financial and other information).

If our workforce will be represented by a labor union we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

In November 2011, we were notified by the General Federation of Labor in Israel, or the Histadrut, that more than one-third of our employees in Israel had decided to join the Histadrut and that they established an employees' union committee.  In 2012, a significant portion of our employees decided to resign their membership in the Histadrut, which then ceased to represent our employees. If our employees are represented by a union in the future, we could incur additional costs, experience work stoppages, either of which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

We are required to comply with "conflict minerals" rules promulgated by the SEC, which impose costs on us, may make our supply chain more complex, and could adversely impact our business.

In August 2012, the Securities and Exchange Commission, or the SEC, adopted a rule requiring disclosure by public companies of the origin, source and chain of custody of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured by us. The rule requires companies to obtain sourcing data from suppliers, engage in supply chain due diligence, and file annually with the SEC a specialized disclosure report on Form SD covering the prior calendar year. Implementation of our conflict minerals policy could limit our ability to source at competitive prices and to secure sufficient quantities of certain minerals used in the manufacture of our products, specifically tantalum, tin, gold and tungsten, as the number of suppliers that provide conflict-free minerals may be limited. In addition, we have incurred, and may continue to incur, material costs associated with complying with the conflict minerals rule, such as costs related to the determination of the origin, source and chain of custody of the minerals used in our products, the adoption of conflict minerals -related governance policies, processes and controls, and possible changes to products or sources of supply as a result of such activities. Within our supply chain, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the data collection and due diligence procedures that we implement, which may harm our reputation. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor's products. We continue to investigate the presence of conflict materials within our supply chain.

Increased regulation associated with climate change and greenhouse gas emissions could impose significant additional costs on operations.

Various governments and governmental agencies have adopted or are contemplating statutory and regulatory changes in response to the potential impacts of climate change and emissions of greenhouse gases. International treaties or agreements may also result in increasing regulation of climate change and greenhouse gas emissions, including the introduction of greenhouse gas emissions trading mechanisms.  Any such law or regulation regarding climate change and greenhouse gas emissions could impose significant costs on our operations and on the operations of our customers and suppliers, including increased energy, capital equipment, environmental monitoring, reporting and other compliance costs.  The potential costs of "allowances," "offsets" or "credits" that may be part of potential cap-and-trade programs or similar proposed regulatory measures are still uncertain.  Any adopted future climate change and greenhouse gas laws or regulations could negatively impact our ability, and that of our customers and suppliers, to compete with companies situated in areas not subject to such laws or regulations. These statutory and regulatory initiatives, if enacted, may impact our operations directly or indirectly through our suppliers or customers.  Until the timing, scope and extent of any future law or regulation becomes known, we cannot predict the effect on our business, financial condition, results of operations or cash flows.

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

Several years ago, a supplier of one of our software packages requested to conduct an audit of our operations to verify that we do not breach any intellectual property rights it allegedly owns.  We believe that we have fully, diligently and timely complied with our obligation toward the supplier.  We also believe that the supplier has no right to conduct any audit of our products or services and such audit may cause us to breach confidentiality obligations to other entities, and therefore replied that there were no grounds for his request.  If we are found to be in violation of such supplier's intellectual property rights, we could be liable for compensation and costs of an unknown amount.  Such liability could have a material adverse effect on our business, financial condition and results of operations.

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

We have agreements with our directors and senior officers which may require us, subject to Israeli law and certain limitations in the agreements, to indemnify our directors and senior officers for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Israeli Companies Law, 5759-1999 (the "Companies Law").  These liabilities may include  financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent.  Furthermore, we agreed to exculpate our directors and officers with respect to a breach of their duty of care towards our company.

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

The  voting interest of Mr. Nissan, individually and through Nistec, our controlling shareholder,  may conflict with the interests of other shareholders.

As of March , 2017, Mr. Yitzhak Nissan, our Chairman of the Board and CEO, beneficially owns 56.6% of our outstanding ordinary shares.  On June 2, 2016, Mr. Nissan personally acquired on the market 620,142 ordinary shares of the Company, increasing his direct and indirect voting interest from 50.5% to 56.6%. Accordingly, Nistec and Mr. Nissan have the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions.  Nistec and Mr. Nissan may make decisions regarding Eltek and our business that are opposed to other shareholders' interests or with which other shareholders may disagree.  Nistec's and Mr. Nissan's voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders.

If we fail to maintain NASDAQ's continued listing requirement of a minimum bid price of at least $1.00 per share for a period of 30 consecutive business days, our shares may be delisted from the NASDAQ Capital Market.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol "ELTK."  To continue to be listed on NASDAQ, we need to satisfy a number of requirements, including a minimum bid price for our ordinary shares of $1.00 per share for a period of 30 consecutive business days.  On December 28, 2016 we received a notice from the Listing Qualifications Department of Nasdaq advising the Company that we were not in compliance with Nasdaq's requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the Nasdaq Listing Rules. We have a 180 days' period, until June 26, 2017, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days' period, the closing bid price of the Company's security is at least $1.00 for a minimum of ten consecutive business days, the Company will regain compliance and the matter will be closed. If we fail to comply with such requirement, we would have a period of 180 calendar days to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days.  If we are not deemed in compliance before the expiration of the 180 day compliance period, NASDAQ may afford us an additional 180 day compliance period, provided that on the 180th day of the first compliance period we have demonstrated that we meet all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) based on our most recent public filings and market information.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.00 threshold requirement for continued trading. On June 23, 2015 we received notice from the Listing Qualifications Department of Nasdaq advising us that we were not in compliance with the $1.00 threshold requirement for continued trading.  On August 26, 2015, we received notice from the Listing Qualifications Department of Nasdaq advising us that we have regained compliance with the listing rules, and the matter was then closed.  On December 28, 2016, for the second time, we received notice from the Listing Qualifications Department of Nasdaq advising us that we were not in compliance with the $1.00 threshold requirement for continued trading.  According to the notice, we must regain compliance by June 26, 2017. In the event Eltek does not regain compliance, we may be eligible for an additional 180 calendar day extension, if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will provide written notice to the Listing Qualifications Department of Nasdaq of our intention to cure the deficiency during the second 180 calendar day extension, by effecting a reverse stock split, if necessary. If we fail to meet the required conditions by the deadline, our shares may be delisted from the NASDAQ Capital Market.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.  In 2016, the price of our ordinary shares ranged from $0.72 to $1.47 and the closing price of our ordinary shares on December 30, 2016 was $0.79 per share.

Penny stock rules will limit the ability of our stockholders to sell their stock.

The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. If we lose our listing on NASDAQ Capital Market our securities will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell our stock.

In addition to the penny stock rules described above, FINRA has adopted rules that require that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit their ability to buy and sell our shares and have an adverse effect on the market for our shares

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

For U.S. federal income tax purposes, we may be classified as a PFIC, for any taxable year in which either: (i) 75% or more of our gross income is passive income; or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income.  Based upon our current and projected income, assets and activities, we do not believe that for the tax year ending December 31, 2016 we are a PFIC for U.S. federal income tax purposes, but there can be no assurance that we will not be classified as such in the future.  Such classification may have significant tax consequences for U.S. Holders. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  U.S. residents should carefully read Item 10E. "Additional Information - Taxation - United States Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

We are incorporated under the laws of, and our principal executive offices, production or manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries.  Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital.  In recent years, these have included hostilities between Israel and Hezbollah in Lebanon, and Israel and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Israel also faces threats from more distant neighbors, in particular, Iran.  In addition, the Islamic State of Iraq and Syria (ISIS), a violent jihadist group, is involved in hostilities in Syria and its stated purpose is to take control of the Middle East, including Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our business, financial condition and results of operations, and could make it more difficult for us to raise capital.

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

We currently have non-competition clauses in the employment agreements of most of our employees.  The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors.  Recently, Israeli labor courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property).  In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that we would be harmed.

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

These laws may have the effect of delaying or deterring a change in control of our company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our company's securities.  This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We follow Israeli law and practice instead of NASDAQ rules regarding the composition of the board of directors, director nomination process and quorum at shareholders' meetings.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of the NASDAQ Stock Market Rules regarding the composition of the board of directors, director nomination process and quorum at shareholders' meetings.  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice regarding, for example, the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.            History and Development of the Company

We were incorporated under the laws of the State of Israel on January 1, 1970.  We are a public limited liability company under the Companies Law, and operate under that law and associated legislation.  Our registered offices and principal place of business are located at 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4927920, Israel and our telephone number is +972-3-9395025.  Our website is www.nisteceltek.com.  The information on our website is not incorporated by reference into this annual report.

We manufacture and supply technologically advanced custom made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe, North America and Asia. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high‑technology industries.  Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs.

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

In June 2002, we acquired a majority ownership interest in Kubatronik-Leiterplatten HmbH ("Kubatronik"), a European manufacturing and marketing subsidiary located in Geislingen, Germany.  In December 2016, we sold all our shares of Kubatronik to Mr. Alois Kubat, Kubatronik's only other shareholder and founder.  For additional information see Item 4C "Organizational Structure".

In July 2007, we established Eltek USA Inc. ("Eltek USA"), a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing in the North American market.  In June 2015, we relocated Eltek USA into a new and better-located facility.  In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company.In June 2016, Mr. Nissan, the controlling shareholder of Nistec, and our Chairman and CEO, acquired in the market 620,142 ordinary shares of the Company, increasing his direct and indirect voting interest to from 50.5% to 56.6%.

During the three years ended December 31, 2016, we invested approximately $5 million in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $600,000 in capital expenditures in 2017, primarily for our operations in Israel, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities.  We intend to finance these expenditures with suppliers’ credit, cash flow from operations and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.

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

Flexible and flex‑rigid PCBs.  Flexible boards are thin, light-weight circuits used to interconnect other circuit boards and electronic devices within electronic equipment.  Flex-rigid boards are composed of rigid parts and flexible layers.  They generally range from two to 30 layers.  Flex-rigid boards provide solutions for electronic systems that impose space and shape restrictions and for systems in which reliability of connectivity is crucial.  These products are often found in military applications (primarily avionics), medical and measurement equipment and the automotive industry, among other uses.

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

Increasing concentration of global PCB production in Asia.  In recent years, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool.  In particular, the trend has favored China, which according to industry sources has the largest PCB market in terms of both revenue and number of suppliers.  The overall technical capability of suppliers in China has improved dramatically in recent years, and China has emerged as a global production center for cellular phones, smartphones, tablet PCs, computers and computer peripherals, and high-end consumer electronics.  According to N.T. Information LTD, approximately [58%] of the world's PCB production was forecasted to come from China, Hong Kong and Taiwan in [2013].[Need to update - The continued outsourcing of production to China should result in additional commercial market share potential for PCB manufacturers with a strong presence and reputation in China.

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

Increased requirements for aerospace and defense products.  The aerospace and defense market is characterized by increasingly time-consuming and complex certification processes, long product life cycles, and a demand for leading-edge technology with extremely high reliability and durability.  While the DoD budget faces increasing scrutiny as part of overall U.S. budget deficit reduction efforts, we anticipate that a continued DoD commitment to new product development and upgrades — incorporating leading-edge PCB technology in products for intelligence, surveillance and reconnaissance, communications and weapon systems — combined with Foreign Military Sales (the "FMS") programs and a recovering global commercial aerospace industry will support a significant long-term market for these products.

Reduction in backlog. Due to the costs involved, our customers are increasingly reluctant to maintain inventory and refrain from placing orders significant time in advance. As a result, we experience a reduction in order backlog and uncertainty in respect of future orders.

Manufacturing and Engineering Processes

Significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry.  During the three years ended December 31, 2016, we invested approximately $5 million in machinery and equipment for that purpose.

Manufacturing Capabilities.  We have the capability to manufacture PCBs having in excess of 36 layers, flex-rigid boards, blind and buried vias and designs using materials as thin as 1 mil.  We are able to produce short runs of five to 30 units of simple type PCBs within four to five working days, and a few hundred units within ten working days, and are capable of producing such number of boards within five working days when production line scheduling permits.  During 2007, we applied new technologies to enable us to manufacture "via-in-pad" multilayer PCBs, microvia filling, through hole via filling and copper overplating.  In July 2012, we purchased a new Orbotech Paragon™ Laser Direct Imaging, or LDI, system for increasing capacity and shortening production time and improving product time-to-market.  In 2012, we also acquired and installed a new Hakuto Cut-Sheet-Laminator and the latest Chemplate Indubond model.  In 2014 and in the beginning of 2015 we acquired a complete set of two Lauffer hot presses and one cold press, a line for outer layer surface preparation, a laser router and a second Hakuto cut-sheet-laminator (refurbished). These machines improve the outer layer accuracy and the registration between the inner-layers.  During 2015, we installed the new Orbotech Diamond DI for solder mask imaging, which improves the solder mask registration and accuracy.  Our new equipment enables us to offer our customers solutions and participate in bids in which we were not able to participate in the past.

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

Enterprise Resources Planning (ERP) Software.  We are currently engaged in a multi-year process of conforming the majority of our operations onto one global enterprise resource planning system ("ERP"). The ERP system is designed to improve the efficiency of our supply chain and financial transaction processes, accurately maintain our books and records, and provide information important to the operation of the business to our management team. In 2014 we acquired a new ERP system dedicated to the PCB industry from Proms.  We expect to complete the implementation of the system in 2017.

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2016, 2015 and 2014, the primary industries for which we produced PCBs were defense and aerospace equipment ( 44.8%, 42.4% and 46.4% of production, respectively), medical equipment (16%, 12.1% and 13.4% of production, respectively), industrial equipment (9.2%, 9.8% and 4.5% of production, respectively), distributors, contract electronic manufacturers and others (30%, 35.7% and 34.3% of production, respectively).

Customers.  During the year ended December 31, 2016, we provided PCBs to approximately 175customers in Israel and approximately 229customers outside of Israel.  Our customers outside of Israel are located primarily in [North America, Germany, the Netherlands, China, Switzerland, Italy and India , Finland, South Africa].  Sales to non-Israeli customers were $19.5 million (53% of revenues) for the year ended December 31, 2016, $20.7 million (50.0% of revenues) for the year ended December 31, 2015 and $21.9 million (47.0% of revenues) for the year ended December 31, 2014.  In the years ended December 31, 2016, 2015 and 2014, a group of [ten] affiliated companies accounted for 16.3%, 17.9%, and 20.6% of our total revenues, respectively.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies.  We currently have nine persons involved in sales, of which six persons are in Israel and three persons are in the United States.  We also have sales representatives in Germany, Finland and Spain.  In the Netherlands, Italy, and South Africa, PCB trading and manufacturing companies act as distributors of our products.  In North America we market and sell our products through Eltek USA as well as through independent local sales representatives.  In India, we market our products through a local sales representative.  We maintain technical support services for our customers world-wide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of eight persons, of which seven persons are in Israel, and one person is employed by our U.S. subsidiary.

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

Competition

The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue.  The global PCB industry is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. and major PCB exporters, mainly from South East Asia, North America and Europe.  In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy),  Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market we mainly compete with TTM, Inc. (previously known as DDi Corp and Viasystems), KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne. Many of these competitors have significantly greater financial, technical and marketing resources than us.  Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose market share and reduce prices.

Backlog

We estimate that our backlog of unfilled orders as of December 31, 2016, was approximately $4.5 million compared to a backlog of approximately $6.5 million at December 31, 2015.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  Because unfilled orders may be cancelled prior to delivery, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Environmental Matters

 Since May 2003, our environmental management system has been ISO 14001 certified.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

PCB manufacturing requires the use of metals and chemicals classified as hazardous substances.  Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems.  We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities.  There is no assurance, however, that violations will not occur in the future.  We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations.  Environmental laws and regulations could become more stringent over time, and the costs of compliance with more stringent laws could be substantial.  Environmental regulations enacted in Israel in September 2000 provide that a company that is found to have discharged water containing contaminates will be liable for quadruple the amount normally charged for its water consumption.  Over the years, we have undertaken various actions to reduce the use of water in our manufacturing facilities, and invested in improving our effluent wastewater treatment system to lower the amounts of inorganic salts and copper concentration in the discharged water.  In 2016, six wastewater samples  were inspected by Meitav and found to be in compliance with applicable standards.

A shortage of water in Israel may reduce the allocation of water available to manufacturing plants, including ours, which could affect the concentrations of pollutants in our wastewater, making it harder to comply with the foregoing regulations, in which event we would be required to invest additional funds to improve our wastewater treatment systems.

In October 2015, we filed an application for an emissions permit with the Israeli Ministry of Environmental Protection (the "Ministry").  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete, and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. Following communications with the Ministry, we submitted an amended application and in February 2017 we received a draft of an emissions permit for our review. A modified permit is expected to be published for the public comments in April 2017 for 45 days, following which a permit is expected to granted to us.

For information regarding environmental claims, see Item 8A. "Financial Information – Consolidated and Other Financial Information – Legal Proceedings."

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

C.            Organizational Structure

In June 2002, we acquired a 76% interest in Kubatronik, a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  Mr. Alois Kubat, Kubatronik's founder, held the remaining 21% interest in Kubatronik (after we acquired from him an additional 3% of shares of Kubatronik in May 2012).  Mr. Kubat had the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik.  In May 2012, Mr. Kubat exercised his option with respect to 3% of the shares of Kubatronik for approximately Euro 69,000 and reduced his ownership percentage from 24% to 21%.  The price for Mr. Kubat's remaining holdings in Kubatronik under the put option was Euro 483,000, while the price for such holdings under the call option was Euro 513,000.  In recent years, Kubatronik has incurred losses, which were financed by us. Although we took measures to improve Kubatronik's results, we were not successful in our efforts. Therefore, on December 19, 2016, we sold all of the Kubatronik shares held by us to Mr. Kubat.  As part of the transaction, we paid Mr. Kubat Euro 483,000 on account of his option and provided Kubatronik with an Euro 110,000 advance, to support its cash flow.  This advance, together with Kubatronik's debt to Eltek in the amount of Euro 1,031,000, was forgiven as part of the transaction.  In consideration for the sale, Eltek is entitled to contingent consideration equal to 20% of Kubatronik's net profit in 2017, and 10% of Kubatronik's net profit in each of 2018 and 2019. We and Kubatronik further agreed that until the end of 2017, the two parties will offer a 10% discount on sales of their corresponding products to one another and pay a 10% commission on sales each party effects to customers introduced by the other. Kubatronik will continue to manage Eltek Europe GmbH. Mr. Avi Gal, our CIO, will continue to serve as Kubatronik's CEO, on a part-time basis until the end of 2017.

In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing activities in the North American market.  Eltek USA Inc. commenced operations in 2008.

In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

In November 2013, Nistec acquired a controlling 50.5% stake in our company and gained control of our company.  In June 2016, Mr. Nissan, the controlling shareholder of Nistec, and our Chairman and CEO, acquired on the market 620,142 ordinary shares of the Company, increasing his direct and indirect voting interest from 50.5% to 56.6%.

D.            Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  In 2017, we exercised our option to extend the lease for an additional five years period, which will expire in February 2022. In the year ended December 31, 2016, we incurred $786,000 of rent expenses for these premises.

Our U.S. subsidiary, Eltek USA Inc., leases approximately 1,682 square feet of office space in New Hampshire under a lease that expires in February 2020.  In the year ended December 31, 2016, we paid an aggregate of $23,000 for rent of these premises.

Leased Equipment

We lease manufacturing equipment under an agreement that obligates us to pay a total of $611,000 through October 2020.  Our monthly lease expense in 2017 under this agreement is $24,000.

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

Overview

We were incorporated under the laws of the State of Israel in 1970.  Following our initial public offering in January 1997, our ordinary shares were listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market.  We develop, manufacture, market and sell PCBs, including high density interconnect (HDI) multi-layered and flex-rigid boards for electronic devices.  Our principal customers include manufacturers of medical equipment, defense and aerospace equipment, industrial equipment, and telecom and networking equipment, as well as contract electronic manufacturers.  We have production facilities in Israel and marketing subsidiaries in the United States and Germany.

In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company. In June 2016, Mr. Nissan, the controlling shareholder of Nistec, and our Chairman and CEO, acquired on the market 620,142 ordinary shares of the Company, increasing his direct and indirect voting interest from 50.5% to 56.6%.

Our consolidated financial statements appearing in this annual report are prepared in dollars in accordance with U.S. GAAP.  Our functional currency is the NIS.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date (as published by the Bank of Israel), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders' equity.

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

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2016	2015	2014
Revenues	100%	100%	100%
Cost of revenues	(92.4)	(84.2)	(87.1)
Gross profit	7.6	15.8	12.9
R&D expenses	(0.3)	(0.2)	(0.1)
Selling, general and administrative expenses	(12.7)	(12)	(14.5)
Impairment of goodwill	-	-	(0.2)
Operating profit	(5.4)	3.6	(1.9)
Financial expenses, net	(0.8)	(0.6)	(0.8)
Other income (loss), net	(0.7)	*	0.1
Profit (loss) before income tax (expense) benefit	(6.9)	3.0	(2.6)
Income tax (expense)	(3.1)	(0.5)	(3.5)
Net profit (loss)	(10)	2.5	(6.1)
Net profit (loss) attributable to non-controlling interest	0.2	*	(0.4)
Net profit (loss) attributable to Eltek Ltd.	(9.8)	2.5	(5.7)
___________________
* Less than 0.1%

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues.  Revenues decreased by 10.4% to $37 million in the year ended December 31, 2016, from $41.4 million in the year ended December 31, 2015.  The decrease in revenues is primarily attributable to decreased demand for our products, mainly from military customers.

Cost of Revenues.  Cost of revenues decreased by 1.6% to $34.2 million for the year ended December 31, 2016, from $34.8 million for the year ended December 31, 2015.  The decrease in cost of revenues is primarily attributable to decreased revenues.  Cost of revenues as a percentage of revenues increased to 92.4% for the year ended December 31, 2016, from 84.2% for the year ended December 31, 2015.  The increase in cost of revenues as a percentage of revenues is primarily attributable to our inability to reduce fixed costs to the extent necessary to offset the reduction in revenues in 2016.

Gross Profit.  Gross profit decreased by 57% to $2.8 million for the year ended December 31, 2016, from $6.5 million for the year ended December 31, 2015.  The decrease in gross profit is primarily due to the decrease in revenues.  Gross profit as a percentage of revenues decreased to 7.6%% for the year ended December 31, 2016, from 15.8% for the year ended December 31, 2015.  The decrease in gross profit as a percentage of revenues is primarily attributable to the decrease in revenues.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased by 5.3% to $4.7 million in the year ended December 31, 2016, from $5 million in the year ended December 31, 2015. The decrease in selling, general and administrative expenses is primarily attributable to cost-cutting measures and lower sales commission paid to our sales agents as a result of the decrease in sales.

R&D Expenses. In 2016 we recorded R&D expenses of $117,000  in connection with our participation in the Printel program, a consortium within the framework of the MAGNET program of the Israeli National Authority for Technological Innovation (previously known as the Office of the Chief Scientist in the Israeli Ministry of Economy and Industry of the State of Israel) (the "NATI"). We recorded $90,000 of R&D expenses in 2015.

Operating Profit (Loss).  We recorded an operating loss of $2.0 million in the year ended December 31, 2016, compared to operating profit of $1.5 million in the year ended December 31, 2015. The operating loss is primarily attributable to the decrease in our revenues.

Financial Expenses, Net.  Financial expenses, net increased by 19.7% to $309,000 in the year ended December 31, 2016, from $259,000 in the year ended December 31, 2015.  Our financial expenses in 2016 were primarily attributable to interest paid on short-term and long-term debt and the impact of the NIS exchange rate on outstanding dollar and Euro denominated balances of our receivables from customers and debt to our suppliers. The increase in financial expenses in 2016 compared to 2015 is primarily attributable to the increase in our financial liabilities.

Other Income (Loss), Net.  We had other loss, net of $259,000 in the year ended December 31, 2016, compared to other income, net of $6,000 in the year ended December 31, 2015, primarily as a result of sale of our interest in Kubatronik.

Income Tax Expense.  During the year ended December 31, 2016 we recorded a tax expense of $1.2 million compared to a tax expense of $218,000 in 2015. In 2016, we wrote-off the entire amount of our deferred tax assets based on uncertainty about our ability to realize it in the foreseeable future. Such uncertainty resulted from a reduced demand for our products, a change in the PCB buying patterns of our domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and possible devaluation of the U.S. dollar against the NIS, all of which may adversely affect our future profitability. Other tax expenses in 2016 were attributable to our subsidiary in the United States. In 2015, we reduced certain of our deferred tax assets due to changes in the market conditions affecting the PCB markets and increased uncertainty about our ability to utilize these tax assets in the foreseeable future.

Net Loss Attributable to Non-Controlling Interest.  Net loss attributable to non-controlling interest of $101,000 in the year ended December 31, 2016  reflects the other shareholder's proportionate share in Kubatronik's net loss, as compared to net loss attributable to non -controlling interest of $17,000 in Kubatronik's net loss for the year ended December 31, 2015.  We sold our entire interest in Kubatronik in December 2016. For additional information see Item 4C "Organizational Structure".

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

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased by 26.7% to $6 million in the year ended December 31, 2015, from $6.8 million in the year ended December 31, 2014. The decrease in selling, general and administrative expenses is primarily attributable to cost-cutting measures and to the decrease in revenues, which reduced the sales commission paid to our sales agents.

R&D Expenses. In 2015 we recorded R&D expenses of $90,000 in connection with our participation in the Printel program, a consortium within the framework of the MAGNET program of the NATI. We recorded $72,000 R&D expenses in 2014.

Impairment  of goodwill.  We did not record a goodwill impairment loss in 2015. In 2014 we recorded a goodwill impairment loss of $80,000 associated with the goodwill recorded in connection with the acquisition of Kubatronik in 2002.

Operating Profit (Loss).  We recorded operating profit of $1.5 million in the year ended December 31, 2015, compared to an operating loss of $903,000 in the year ended December 31, 2014. The improved operating results are mainly attributable to reduced costs in 2015.

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

Other Income (Loss), Net.  We had other income, net of $6,000 in the year ended December 31, 2015, compared to other income of $38,000 in the year ended December 31, 2014, primarily as a result of sale and disposal of fixed assets.

Income Tax Expense.  During the year ended December 31, 2015 we recorded a tax expense of $218,000 compared to a tax expense of $1.6 million in 2014. In 2014, we reduced certain of our deferred tax assets due to changes in the market conditions affecting the PCB markets and increased uncertainty about our ability to utilize these tax assets in the foreseeable future.  Such uncertainty results from a reduced demand for our products, a change in the PCB buying patterns of our domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and possible devaluation of the U.S. dollar against the NIS, all of which may adversely affect our future profitability.  Other tax expenses in 2015 were attributable to our subsidiaries in the United States and Germany.  For the years ended December 31, 2015 and 2014, we did not record a deferred tax asset and related tax benefit with respect to the net operating losses of Kubatronik due to uncertainty about its ability to utilize such losses in the foreseeable future.

Net Loss Attributable to Non-Controlling Interest.  Net loss attributable to non-controlling interest of $17,000 reflects the other shareholder's proportionate share in Kubatronik's net loss for the year ended December 31, 2015, as compared to such shareholder's  $190,000 share in Kubatronik's net loss for the year ended December 31, 2014.

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  For example, the NIS value of our dollar or Euro denominated revenues are negatively impacted in case of a depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 1.1% lower in 2016 than 2015 and the average exchange rate of the NIS against the Euro was 1.5% lower in 2016 than 2015, and in total, these changes had a negative impact on our operating results in 2016.  The average exchange rate of the NIS against the dollar was 8.6% higher in 2015 than 2014 and the average exchange rate for the NIS against the Euro was 9.2% lower in 2015 than 2014, and in total, these changes had a positive impact on our operating results in 2015.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the dollar and Euro, between December 31 each year and December 31 of the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index, or the CPI.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Dollar	1.5	0.3%	12%	(7%)	(2.3%)
Euro	(4.8)	(10.1)%	(1.2)%	(2.8)%	(0.4)%
Israeli CPI	(0.4)	0.6%	(0.2)%	1.8%	1.6%

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

Conditions in Israel

We are incorporated under the laws of, and our executive offices, principal production facilities and research and development facilities are located in, the State of Israel.  See Item 3D. "Key Information – Risk Factors – Risks Relating to Our Operations in Israel" for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  In addition, Israel has been granted preferences under the Generalized System of Preferences from Australia and Canada.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.  Israel is also a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD's main goal is to promote policies that will improve the economic and social well-being of people around the world.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income under the Income Tax Ordinance, 5721-1961.  The regular corporate tax rate in Israel for 2016 was 25% and for the years 2015 and 2014 was 26.5%. {update]  However, one of our production facilities qualifies as a "benefited enterprise" under the Law for the Encouragement of Capital Investments, 5719-1959, as amended.  Subject to certain time limitations, a certain portion of our income derived from such benefited enterprise will be subject to a zero tax rate, while the remainder will be taxed at a rate of up to 26.5%.  Alternatively we may select a "preferred enterprise" status, which will allow us to be taxed at a rate of 16% on all of our income.  For additional information see Item 10E. "Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959" and Note 14 to our consolidated financial statements.

As of December 31, 2016, we had approximately $17 million in tax operating loss carryforwards  and $7.9 million in capital loss carry forwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2008 tax years are considered final due to the statute of limitations.  Our European subsidiary, Eltek Europe, has received final tax assessments through the 2010 tax year.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation.

During 2016, we recorded tax expenses of $1.2 million, mainly due to the write-off of the entire amount of our deferred tax assets based on uncertainty about our ability to realize it in the foreseeable future . Such uncertainty results from a reduced demand for our products, a change in the PCB buying patterns of our domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and possible devaluation of the U.S. dollar against the NIS, all of which may adversely affect our future profitability. Other tax expenses in 2016 were attributable to our subsidiary in the United States.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In July 2015, FASB deferred the effective date by one year to December 15, 2017 and permitting early adoption of the standard, but not before the original effective date of December 15, 2016. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company is still evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures

In 2014, the FASB issued ASU 15-2014, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of uncertainties about an entity's ability to continue as a Going Concern, which defines management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The update is effective for annual period ending 15 December 2016.

B.            Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million). In August 2013, we entered into a definitive investment agreement with Nistec pursuant to which Nistec purchased 3,532,655 of our ordinary shares (approximately 34.8% of our issued share capital on a fully diluted basis) in consideration of $4.2 million.

As of December 31, 2016, we had $1.2 million in cash and cash equivalents and a working capital deficit of $29,000 compared to $1 million in cash and cash equivalents and working capital of $2.1 million at December 31, 2015.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	($ in thousands)
Year ended December 31,	2016	2015	2014

Net cash provided by operating activities	165	1,720	79
Net cash used in investing activities	(750)	(866)	(2,643)
Net cash used in financing activities	473	(1,068)	1,248
Net cash from Proceeds from sale of investments	(271)	-	-
Effect of translation adjustments	37	123	(69)
Net increase (decrease) in cash and cash equivalents	196	(91)	(1,385)
Cash and cash equivalents at beginning of year	1,038	1,129	2,514
Cash and cash equivalents at end of year	1,234	1,038	1,129

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

- Net cash provided by operating activities was $165,000 in the year ended December 31, 2016.   This amount was primarily attributable to our net loss of $3.6 million, adjustments for a decrease in trade receivables of $2.1 million, a non-cash item of depreciation of $1.9 million, a decrease in deferred tax benefits of $1.1 million, and the decrease in inventories of $289,000. This amount was offset in part by a decrease in trade payable of $561,000, an increase of $97,000 in other receivables and prepaid expenses, a decrease in other liabilities and accrued expenses of $664,000 and a change in severance benefits of $150,000.

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

Net cash used in investing activities was $750,000 in the year ended December 31, 2016 compared to $866,000 in the year ended December 31, 2015 and $2.6 million in the year ended December 31, 2014.  Net cash used in investing activities in the years ended December 31, 2016, 2015, and 2014 was primarily for the purchase of fixed assets for our production lines, expansion of our manufacturing facilities, including leasehold improvements, and the purchase of information technology software and hardware.

Net cash provided by financing activities was $473,000 in the year ended December 31, 2016, which was primarily attributable to, repayments of long term loans of $680,000 and repayments of credit from fixed asset payables of $671,000.  These amounts were partially offset by an increase in short-term credit of $1.6 million proceeds from a long term loan of $235,000.

Net cash used in financing activities was $1.1 million in the year ended December 31, 2015, which was primarily attributable to a decrease in short-term credit of $2.1 million, repayments of long term loans of $207,000 and repayments of credit from fixed asset payables of $505,000.  These amounts were partially offset by proceeds from a long term loan of $1.7 million.

Net cash used in financing activities was $1.2 million in the year ended December 31, 2014, which was primarily attributable to a decrease in short-term credit of $1.4 million, repayment of long term loans of $806,000, and the repayment of credit from fixed assets payable of $477,000. These amounts were partially offset by proceeds from a long term loan of $1.2 million.

As of December 31, 2016, we had revolving lines of credit of approximately $1.4 million with Bank Hapoalim B.M and $740,000 with Bank Leumi B.M. and long-term loans of $1.5 million from Bank Hapoalim B.M. and $880,000 from Bank Leumi B.M.

As of December 31, 2016, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $603,000.  Of such amount, $13,000 is linked to the Euro, $448,000 is linked to the dollar and $142,000 is not linked.

Our credit lines and short-term loans bear annual interest at Prime+ [0.85% - 0.9%].

Our long-term bank loans and loan from fixed asset suppliers bear annual interest as follows:

•	linked to the dollar - from [5% to 8.56%].

•	linked to the Euro – from [2.17%].

•	NIS not linked [5%-6%].

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

Bank Hapoalim and Bank Leumi require us to maintain a specific set of covenants each fiscal year.  We are required to meet all of the following financial covenants: (i) maintaining adjusted shareholders' equity equal to the greater of $4.5 million or 17% of our consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders' equity excludes certain intangible and other assets.  Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses.  As of December 31, 2016, we were not in compliance with the covenants of debt service ratio of 1.5; however, the banks provided us with a waiver for this year with respect to these covenants.

Capital expenditures on a cash basis for the years ended December 31, 2016 and 2015 were approximately $750,000 and $866,000, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2016 amounted to $90,000.  Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements.  We intend to finance our 2017 capital expenditures mainly with bank loans, suppliers' credit and operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us.  Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers' credit and operating leases.

We expect to finance our 2017 budget from operational cash flow, revolving bank credit lines and long-term bank loans, and supplier financing.  Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2017, our liquidity could be negatively affected by a continued decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers' payment terms, our customers' demand for extending their payment terms and other factors detailed in Item 3D. "Key Information - Risk Factors."  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2017.  Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.            Research and Development, Patents and Licenses

We generally do not engage in research and development.  In 2014, we were granted membership in Printel, a consortium within the framework of the MAGNET program of the NATI .  Printel was created specifically to develop printed electronic technologies that are an alternative innovative technology for the electronics industry.  Under the terms of the consortium, each member of the consortium received an advance for its research and development costs for a specific research and development project assigned to it by the consortium.  The NATI reimburses 66% of the approved research and development expenses, less certain consortium expenses.  These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the NATI.  We are not required to pay the NATI royalties with respect to this grant.

D.            Trend Information

Following a decline in revenues caused by the global financial crisis in 2008 and 2009, our revenues declined in 2012, increased in 2013, declined again in 2014, 2015 and 2016,  primarily due to a reduced demand for our products, mainly by local customers.

Our backlog at December 31, 2016 was approximately $4.5 million compared to a backlog of approximately $6.5 million at December 31, 2015.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  The decrease in our backlog was primarily due to the decrease in demand for our products.  For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, a substantial portion of our backlog may be subject to cancellation without penalty.

E.             Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2016.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
Short-term bank credit (1)	2,868	2,868	-	-	-
Long-term debt obligations (1)	2,933	979	950	935	69
Operating lease	368	188	36	36	108
Other contractual obligations	898	457	205	133	103
Purchase obligations	771	771
Other short-term liabilities reflected on the company's balance sheet)	1,594	1,594
Other long-term liabilities reflected on the company's balance sheet	144				144
Estimate of interest payments on long-term debt obligations (2)	89	59	30	-	-
Total	9,665	6,916	1,221	1,104	424
_________________________
(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

(2)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2016 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 8 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	67	Chairman of the Board of Directors and CEO
Mordechai Marmorstein (1)(2)	70	Director
Gavriel David Meron	64	Director
David Rubner	77	Director
Erez Meltzer	59	Director
Gad Dovev(1)(2)(3)	70	External Director
Yodfat Harel Buchris(1)(2)(3)	44	External Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee

Ms. Yodfat Harel Buchris was elected to serve as an external director at our 2015 annual general meeting of shareholders for a three-year term, pursuant to the provisions of the Companies Law.  Mr. Gad Dovev was elected to serve as an external director at our 2014 annual general meeting of shareholders for a three-year term. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer were re-elected to serve as a directors at our 2016 annual general meeting of shareholders on December 29, 2016 until our the next annual general meeting of shareholders.

Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013, and is a member of our Banking Committee.  As of October 2014, Mr. Nissan serves also as our Chief Executive Officer. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985.  Mr. Nissan served as a member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) Presidential Board between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012.  Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel.  In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality.  Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

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

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Yitzhak Nissan	67	Chief Executive Officer
Roberto Tulman	58	Deputy CEO, and Chief Technology Officer
Amnon Shemer	58	Vice President, Finance and Chief Financial Officer
Avraham Gal	53	Vice President, Chief Information Officer and General Manager of Kubatronik and Eltek Europe.
James Barry	58	President of Eltek USA Inc.
Axel Herrmann	59	General Manager, Eltek Europe

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

James Barry joined us in September 2008 as the president of Eltek USA Inc.  Prior to that and from May 2003, Mr. Barry served as a consultant to us in a sales, marketing and applications engineering role.  Mr. Barry has over 30 years' experience within the PCB industry.  Mr. Barry has held management positions within engineering, sales and operations for some major PCB producers.  Mr. Barry attended Northern Essex Community College.

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

	Salaries, fees, commissions and bonuses		Pension, retirement and similar benefits
All directors and executive officers as a group (then consisting of 15 persons)	$1.4 million	(1)(2)]	$284,000
___________
(1)   During the year ended December 31, 2016, we paid each of our directors an annual fee of $7,550 and an attendance fee of $480 per meeting.    These fees are included in the above amount.
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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2016. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2016.

Name of Officer	Position of Officer	Holdings	Compensation for services (USD)(1)
			Base salary		Benefits(2)	Cash bonuses	Equity-based	Total compensation
Avraham Gal	Chief Information Officer and General Manager of Kubatronik	-	133,870		57,270	98,160		289,300
Yitzhak Nissan	Chief Executive Officer	56.6%	281,210	(3)				281,210	(3)
James Barry	President of Eltek USA Inc	-	248,300		19,000			267,300
Roberto Tulman	Deputy CEO	-	153,160		60,910			214,070
Amnon Shemer	Vice President, Finance and Chief Financial Officer	-	133,310		56,420			189,730

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.8405 per $1.00 (the average exchange rate in 2016).
(2)
Benefits include car related expenses, managers' insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits.

(3)	Paid to Nistec as management fees.

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

The board of directors of an Israeli public company is required to determine that at least one or more directors will have "accounting and financial expertise," as defined by regulations promulgated under the Companies Law.  Our board of directors determined, accordingly, that at least one director must have "accounting and financial expertise."  Our board of directors has further determined that Mr. Gad Dovev (an external director within the meaning of the Companies Law) has the requisite "accounting and financial expertise."

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 16G. "Corporate Governance."

External and Independent Directors

External directors.  Under the Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors.  The Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman of the board of directors, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; (iv) such person is an employee of the Israeli Securities Authority or an Israeli stock exchange; and (v) such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons mentioned in subsection (ii) above, even if such relations are not maintained on a regular basis.  The term "relative" means a spouse, sibling, parent, grandparent, child or child, sibling or parent of spouse or spouse of any of the above.  The term "affiliation" includes an employment relationship, a material business or professional relationship maintained on a regular and continuous basis, control and service as an office holder excluding service as an external director of a company that is offering its shares to the public for the first time.  In addition, no person may serve as an external director if the person's position or other activities create or may create a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director.  If, at the time an external director is appointed all members of the board of directors who are not the controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the external directors elected must have "accounting and financial expertise" and any other external director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Companies Law.  Our external director, Mr. Gad Dovev, has "accounting and financial expertise" and our other external director, Ms. Yodfat Harel Buchris, has "professional qualification," as such terms are defined by regulations promulgated under the Companies Law.

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

External directors cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director has breached the external director's fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director has breached his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.  Each committee that is authorized to exercise powers that are usually vested in the board of directors must include at least one external director and the audit committee and compensation committee must each include all of the external directors.  An external director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Ms. Yodfat Harel Buchris was elected to serve as an external director at our 2015 annual general meeting of shareholders for a three-year term, and Mr. Gad Dovev was elected to serve as an external director at our 2014 annual general meeting for a three-year term.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the SEC.  However, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Companies Law, as previously discussed.  In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.

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

Chairman of the Board

Our articles of association provide that the chairman of the board is appointed by the members of the board of directors.  Under the Companies Law, the chief executive officer (referred to as a "general manager" under the Companies Law) or a relative of the chief executive officer may not serve as the chairman of the board of directors of a public company, and the chairman or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either (i) such majority includes at least two-thirds of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

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

On December 29, 2016, our shareholders approved the appointment of our chairman of the board to also serve as our Chief Executive Officer.  This dual office term will be for three years and can be extended for additional three-year terms, subject to shareholder approval.

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

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee meets at least once each quarter.  Under the Companies Law, the roles of the  audit committee are (i) to identify deficiencies in the management of our business, including in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such deficiencies; (ii) to define whether certain acts and transactions that involve conflicts of interest are material or and to define whether transactions that involve interested parties are extraordinary or not, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis); (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee;  (iv) to determine whether to approve related party transactions, that are subject to the audit committee's approval according to the Companies Law; (v) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (vi) in companies where the internal auditor's work plan is subject to Board of Directors approval, to examine and propose revisions to the internal auditor's work plan before it is presented to the Board of Directors; (vii) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the company's size and special needs, and to review his annual plan and approve it should the company's articles of association require the approval of the Board for such plan; (viii) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control; and (ix) to set procedures for handling of complaints made by company's employees in connection with management deficiencies and the protection to be provided to such employees.

The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

In the event the audit committee has discovered a material deficiency in the company's business operations, it must hold at least one meeting regarding such deficiency, at which the internal auditor or the independent accountants must be present and in which office holders who are not members of the audit committee may not participate, except for the presentation of their position.

Our audit committee consists of three members of our board of directors who satisfy the respective requirements of the SEC, NASDAQ and Israeli law for the composition of the audit committee.  Our audit committee is currently composed of Messrs. Dovev (Chairman) and Marmorstein and Ms. Harel Buchris.

Compensation Committee

Effective December 2012, Israeli law requires our Board of Directors to appoint a compensation committee which must be comprised of at least three directors, including all of the external directors, which shall be a majority of the members of the compensation committee and one of whom must serve as chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a controlling party, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the non-Israeli jurisdiction where the company's securities are traded.  Other than the external directors, the rest of the members of the compensation committee shall be directors who will compensation for their role as directors only in accordance with Companies Law regulations applicable to the compensation of external directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage.

On December 29, 2016, our shareholders approved an amended compensation policy for our company.  The compensation policy must be approved every three years by our compensation committee, board of directors and shareholders, voting with a special majority (in that order).  The compensation policy is based on and references certain matters and provisions set forth in the Companies Law, which include: (i) promoting our company's goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for our company's office holders, considering, among other things, our company's risk management policy; (iii) our company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder's contribution to achieving company objectives and maximization of our company's profits, with a long-term view and in accordance with his or her position. For further details, see our proxy statement for the general meeting held on December 29, 2016, which we furnished to the SEC on November 17, 2016 under Form 6-K.

Our compensation committee is currently composed of Ms. Harel Buchris and Messrs. Dovev and Marmorstein.

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

In March 2016, we appointed Mr. Doron Cohen of Fahn Kanne as our internal auditor.

Directors' Service Contracts

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

Insurance of Office Holders

The Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holder's duty of care to the company or to another person; (ii) a breach of the office holder's duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not prejudice the company's interests; and (iii) a monetary liability imposed upon the office holder in favor of another person.

Our articles of association provide that, subject to any restrictions imposed by applicable law, we may procure, and/or undertake to procure, insurance covering any past or present or future office holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

Without derogating from the above, we may enter into a contract to insure the liability of an office holder for an obligation imposed on such office holder in consequence of an act or omission done in such office holder's capacity as an office holder, in the following case: (i) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law, 5728-1968 (as amended), or the "Securities Law", or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law; and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

Indemnification of Office Holders

The Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for liabilities or expenses imposed on him or her, or incurred by him or her concerning acts or omissions performed by the office holder in such capacity for: (i) a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; (ii) reasonable litigation expenses, including attorney's fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without an indictment against the office holder but with the imposition of a monetary liability on the office holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (iii) reasonable litigation expenses, including attorneys' fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company's behalf, or by another person, against the office holder, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

The Companies Law provides that a company's articles of association may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified.  It also provides that a company's articles of association may permit the company to undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company's board of directors deems foreseeable considering the company's actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances.

Our articles of association provide that we may indemnify an office holder retroactively for certain obligations or expenses imposed on such office holder in consequence of an act or omission done in such office holder's capacity as an officer in our company.  These obligations and expenses include:

i.
a monetary obligation imposed on the office holder in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

ii.
reasonable litigation expenses, including advocates' professional fees, incurred by the office holder pursuant to an investigation or a proceeding commenced against the office holder by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on the office holder in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on the office holder in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction;

iii.
reasonable litigation expenses, including advocates' professional fees, incurred by the office holder or which the office holder is ordered to pay by a court, in proceedings filed against the office holder by the company or on its behalf or by another person, or in a criminal indictment in which the office holder is acquitted, or in a criminal indictment in which the office holder is convicted of an offence that does not require proof of criminal intent;

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

Our articles of association also provide that we may undertake to indemnify in advance an office holder, in accordance with the conditions set under applicable law, in respect of the obligations or expenses specified in (i)-(v) above, provided that such undertaking is limited to types of events which in the board of directors' opinion may be anticipated, in light of our company's activities, at the time of granting the indemnity undertaking, and to an amount or criteria which the board of directors determines is reasonable in the circumstances of the case, both of which are to be specified in the indemnification undertaking.

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

Under the Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, an office holder (other than the chief executive officer) must be approved by the company's compensation committee and board of directors and, if such office holder is a director, also by the company's shareholders.  Exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, the chief executive officer must be approved by the company's compensation committee, board of directors and by a special majority of the shareholders.

We have agreed to indemnify our office holders for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Companies Law, including financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent, all subject to Israeli law and certain limitations in the agreements.  The aggregate amount we may pay our office holders pursuant to our indemnification undertaking may not exceed, jointly and in the aggregate, $2 million but in any event not more than 25% of our company's net equity.  We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million.  Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

D.            Employees

As of December 31, 2016, we employed 354 full-time employees in Israel, of which 228 were employed in manufacturing services, 39 in process and product engineering, 54 in quality assurance and control, 14 in sales and marketing and 19 in finance, accounting, information service and administration.

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

In addition, Eltek USA, a wholly-owned Delaware subsidiary, employed 4 full-time employees as of December 31, 2016, and 3 full-time employees as of December 31, 2015 and 2014.

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

In November 2011, we were notified by the Histadrut that more than one-third of our employees in Israel had decided to join the Histadrut and that they have established an employees' union committee.  In 2012, a significant portion of our employees decided to resign their membership in the Histadrut, which then ceased to represent our employees.

In addition, certain of our officers, key employees and other employees are party to individual employment agreements.  We have entered into a non-disclosure and non-competition agreement with some of our executive officers.  All of our officers and employees are subject to confidential and proprietary information provisions set forth in our Code of Business Conduct and Ethics.

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause, equivalent to a one month salary for each year of employment with the company.  Most of our employees are covered by pension plans providing customary benefits including retirement and severance benefits.  Some of our employees are covered by life and pension insurance policies providing similar benefits.  We contribute 8.33%  of base salaries to the employees' pension funds or life pension insurance policies to cover our liability for severance pay.  Pursuant to Section 14 of the Israeli Severance Pay Law, 5729-1963, if a company contributes to an employee's pension fund or severance fund, then the employee is entitled only to the severance amounts accumulated in such fund(s) upon resignation from the company or termination by the company, and the company is not obligated to make additional payments to the employee upon termination of employment with the company.

With respect to pension benefits, we contribute between 6.5% to 7.5% of base salaries to the employees' pension plans and 7.5% to those employees who have life insurance policies.  The employees who have pension plans contribute between 6% to 7% of base salaries to their pension plans, and the employees who have life insurance policies contribute 6% of their base salaries to their policies.  In addition, we contribute 8.33% for severance pay into the employees' life insurance policies, pension plans or similar funds of their choice.

We also contribute between 1% to 7.5% of base salaries to certain "professional advancement" funds for managers, engineers and certain others and such employees have to match one third of such contribution, up to 2.5% of their base salaries.

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute of Israel, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.5% of the salary ( same in 2016) and the employee contribution to the National Insurance Institute is at the rate of 12% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 43,240 (approximately $11,260) in 2016, the same as in 2015 and 2014.  In the year ended December 31, 2016, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.4% of the salaries.

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of [March 22], 2017 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Yitzhak Nissan*	5,742,237	56.6%

All executive officers and directors as a group (19 persons)*	5,742,237	56.6%

__________

* Except for Mr. Nissan, none of our directors or executive officers held any ordinary shares or options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of [March 22], 2017 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Ltd. (3)	5,122,095	50.5%
Yitzhak Nissan (3)(4)	5,742,237	56.6%
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

(2)	The percentages shown are based on 10,142,762 ordinary shares issued and outstanding as of [March 22], 2017.
(3)	Nistec Ltd. is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec.

Significant Changes in the Ownership of Major Shareholders

On August 19, 2013, we entered into an agreement to issue and sell 3,532,655 ordinary shares of our company, nominal value NIS 0.6 each, to Nistec for $4.2 million.  Nistec is controlled by Yitzhak Nissan, who beneficially owns all of the shares owned by Nistec.  On the same date, Nistec purchased 1,589,440 of our ordinary shares from Merhav M.N.F. Ltd., which at the time held 24.1% of our outstanding ordinary shares.  The total consideration paid by Nistec in the two transactions was $6.5 million.  Nistec obtained a portion of those funds from a loan extended by Bank Leumi Le'Israel, and the shares that Nistec acquired constitute collateral for the loan.

As a result of these transactions, which were closed on November 1, 2013, Nistec acquired 50.5% of our ordinary shares, which constitute 50.5% of our issued share capital on a fully diluted basis, and Nistec gained control of our company.  Several of our directors resigned, and four new directors were nominated and elected, including Yitzhak Nissan, who was elected Chairman of our Board of Directors.  We also approved compensation terms for the directors, indemnification agreements between our company and our new directors, granted exculpation letters to our directors and officers, granted waiver and release letters to our then-current directors and officers, and purchased a run-off insurance policy for our then-current directors and officers.  We also amended our Articles of Association along with our issuance of the shares to Nistec.  On June 2, 2016, Mr. Nissan acquired  620,142 ordinary shares of the Company, at a price of $0.94 per share, or $582,933 in total, in market transactions. Nistec and Yitzhak Nissan have the shared power to vote, dispose of, direct the vote of, and direct the disposition of the 5,742,237 ordinary shares of our company, 5,122,095 of which are beneficially owned by Nistec and 620,142 are owned directly by Mr. Nissan.

Major Shareholders Voting Rights

Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

Based on the information provided to us by our transfer agent, as of [March 21], 2017, there were [12] holders of record of our ordinary shares, of which [8] record holders holding approximately [0.16]% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately [49.2]% of our outstanding ordinary shares as of such date).

B.            Related Party Transactions

In connection with our investment agreement signed in August 2013 with Nistec for Nistec's acquisition of a controlling stake in our company, we entered into several transactions with Nistec and undertook several undertakings in favor of Mr. Yitzhak Nissan, who is the owner of Nistec, and other directors who were elected pursuant to Nistec's acquisition of a controlling interest in our company.  These transactions and undertakings included, among others:

•	A registration rights agreement with Nistec;

•	A management agreement with Nistec;

•	A finder's fee paid to Merhav M.N.F. Ltd.; and

•	Approvals of compensation, indemnification, exculpation, waiver and release, run-off insurance, and directors' and officers' insurance policies, in favor of directors and officers of our company.

In November 2016, our Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the following transactions:

i.	The extension and amendment of the Management Agreement with Nistec Ltd. as follows:

a.
Commencing in 2017 and each calendar year thereafter, in the event that the Company's Consolidated Financial Statements reflect that the Company has reached both sales and profit targets as set for the applicable year in the Company's Officers Bonus Plan, Nistec Ltd. shall be entitled to a bonus equal to two percent (2%) of the Company's annual profit before taxes for such year, up to NIS 200,000 per year;

b.
In accordance with the Company's policy approved by the Audit Committee, Mr. Nissan shall receive reimbursement, against receipts, of travel expenses paid directly by him (other than food and beverage expenses) while traveling internationally on behalf of the Company provided that such reimbursement shall not exceed an aggregate amount of NIS 10,000 per calendar quarter.

c.
Mr. Nissan shall receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 5732-1972.

d.
For as long as Mr. Nissan shall serve as both the Company's Chief Executive Officer and Chairman of the Board of Directors, the Company shall pay for the lease of a car for Mr. Nissan with a list price not to exceed NIS 250,000.

ii.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.

These transactions were approved by our shareholders in the annual general meeting, held on December 29, 2016.

On October 27, 2015, our shareholders approved five related party transactions, following approval by our Audit Committee and Board of Directors:

(i)	the employment of Ms. Cohen-Tzemach, the daughter of our Chairman, Chief Executive Officer and controlling shareholder, as an assistant to the Chief Executive Officer;

(ii)	an Imported PCB Purchase Agreement with Nistec;

(iii)	a PCB Purchase Procedure with Nistec;

(iv)	a Soldering and Assembly Services Procedure with Nistec; and

(v)	terms and conditions for sharing expenses with Nistec.

For details regarding these transactions, see the notice furnished to the SEC under Form 6-K on September 16, 2015.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Environmental Related Matters

In January 2014, July 2014 and September 2015, we received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 3.8 million ($980,000) excluding VAT, for discharges of  industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system.  The payment demands were made on the basis of several samplings conducted by Meitav in our premises during 2013-2015.  We presented to Meitav our plans for a new wastewater treatment facility, in an effort to have Meitav rescind or reduce its demand for payment.  In December 2015 we completed the construction of a new wastewater treatment facility. In 2016, six wastewater samples were inspected by Meitav and were found to be in compliance with applicable standards. In July 2016, we reached a settlement agreement with Meitav, according to which we paid them NIS 200,000 ($50,000).

If we are found to be in violation of environmental laws in the furtue, we could be liable for fees, damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.

In connection with the change of control of our company that resulted from Nistec's acquisition of a controlling stake in our company, Israeli law requires us to obtain a new business permit in order to continue operating our business. We have submitted an application for this permit, but we have not yet received the new permit.  The new permit is expected to be subject to certain conditions, especially certain conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly.

In October 2015, we filed an application for an emissions permit with the Ministry.  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete, and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. During 2016, we submitted an amended application and conducted several discussions with the Ministry. In January 2017, we received a draft of an emissions permit for our review. In February 2017, we provided the Ministry our responses to the draft. In April 2017, the Ministry is expected to publish the draft for public comments for 45 days, after which the permit is expected to be issued to us.

Employee Related Matters

Three lawsuits were filed against us in May 2008, in December 2014 and in August 2015 by three employees alleging that they had suffered personal injuries during their employment with us and are seeking aggregate financial compensation of approximately $175,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified us between January 2011 and July 2013 that they allegedly suffered personal injuries during their employment with us.  Of these four employees, one is seeking compensation of $155,000 and the others did not state their claim amount.  We submitted the claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

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

B.            Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.            Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low

2012	$1.69	$0.87
2013	$3.95	$1.07
2014	$2.87	$1.14
2015	$1.65	$0.81
2016	$1.47	$0.72

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
2015
First Quarter	$1.30	$1.02
Second Quarter	$1.21	$0.84
Third Quarter	$1.39	$0.81
Fourth Quarter	$1.65	$1.08

2016
First Quarter	$1.47	$1.05
Second Quarter	$1.35	$0.85
Third Quarter	$1.43	$0.97
Fourth Quarter	$1.12	$0.72

2017
First Quarter (through March 24, 2017)	$0.99	$0.73

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
Month

October 2016	$1.12	$0.97
November 2016	$1.08	$0.72
December 2016	$0.98	$0.78
January 2017	$0.99	$0.79
February 2017	$0.89	$0.80
March 2017 through March 24, 2017)	$0.83	$0.73

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

The Powers of the Directors

Under the provisions of the Companies Law and our articles of association, a director cannot vote on a proposal, arrangement or contract in which he or she is has personal interest in, nor be present in the discussion relating to such transaction is considered.  In addition, our directors' compensation is approved through special procedures prescribed in the Companies Law.  In general, with respect to a director's compensation, approval is required by the (i) compensation committee; (ii) board of directors; and (iii) company's shareholders with a regular majority (in that order).

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

Dividend rights.  Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of its profits, as defined under the Companies Law.  See Item 8A. "Financial Information – Consolidated and Other Financial Information – Dividend Distributions Policy."  If after 30 days a dividend has been declared and it is still unclaimed, the dividend may be invested or otherwise used by us for our own account, as we deem fit, until such dividend is claimed; and we will not be deemed a trustee in respect thereof.  We are not obliged to pay, and may not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fail to collect the same or to provide us the necessary information for the payment thereof, or if we are for any other reason unable to pay the dividend to such shareholder.

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

Generally, at each annual meeting of shareholders, directors are elected by a vote of the holders of a majority of the voting power represented and voting on the matter.  All the members of our board of directors (except our external directors) may be reelected upon completion of their term of office.  For information regarding the election of our external directors, see Item 6C. "Directors, Senior Management and Employees – Board Practices – External and Independent Directors."

Rights to share in our profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.  See this Item 10B. "Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights."

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

Annual and Extraordinary Meetings of Shareholders

The board of directors must convene an annual general meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  In addition, the board of directors must convene a special general meeting of the shareholders upon the demand of any of: (1) two of the directors; (ii) 25% of the nominated directors; (iii) one or more shareholders holding at least 5% of our company's issued and outstanding share capital and at least 1% of the voting power in the company; or (iv) one or more shareholders holding at least 5% of the voting power in our company.  See this Item 10B. "Additional Information - Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights."

The quorum required for a shareholders meeting consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital.  A meeting adjourned for lack of a quorum is adjourned by seven business days, at the same time and place, or any later time and place as the board of directors designate in a notice to the shareholders.  The requisite quorum at an adjourned general meeting will be: (i) if the original meeting was convened upon requisition by shareholders pursuant to the Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and (ii) in any other event - one or more shareholders, present in person or by proxy, holding at least one share.  We do not follow the requirements of the NASDAQ Stock Market Rules regarding the quorum at shareholder meetings.  See Item 16G. "Corporate Governance."

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

Full Tender Offer.  A person wishing to acquire shares of a publicly traded Israeli company who would as a result hold over 90% of the company's issued and outstanding share capital, or of a certain class of shares, is required by the Companies Law to make a full tender offer to all of the company's shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be.  If: (i) the shareholders who do not accept the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, and the majority of shareholders having no personal interest in the offer accepted it; or (ii) shareholders who do not accept the offer hold less than 2% of the issued share capital of the company; then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  However, the shareholders may petition the court to determine the consideration for the acquisition if the consideration is less than the shares' fair value (unless the acquirer has specified in the tender offer that any shareholder tendering his shares will not be entitled to such appraisal rights).  If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company's issued and outstanding share capital, or of the relevant class of shares.

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

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company's outstanding shares, regardless of how many shares are tendered by shareholders.  A special tender offer may be consummated only if (1) at least 5% of the voting power attached to the company's outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (disregarding holders who control the offeror or have a personal interest in the acceptance of the offer or holders of 25% or more of the voting rights of the company, any of their relatives, or corporations controlled by any of the above).

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

Merger.  The Companies Law permits merger transactions between Israeli companies, if approved by each party's board of directors and, unless certain requirements described under the Companies Law are met, the majority of each party's shares voted on the proposed merger at a shareholders meeting convened with prior notice of at least 35 days.  A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

Since our company was incorporated prior to the entry into effect of the Companies Law, a merger transaction requires the approval of a special majority of 75% or more of the shareholders voting on the matter (disregarding abstentions) for purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting (disregarding abstentions) that are held by any of: (1) parties other than the other party to the merger; (2) parties who hold 25% or more of the voting rights or any means of control or the right to appoint 25% or more of the directors of the other party; or (3) anyone on such parties' behalf, including relatives of such parties and corporations controlled them, vote against the merger.  If, however, the merger involves a merger with a company's own controlling party or if the controlling party has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling parties.

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

None

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

ISRAELI TAX CONSIDERATIONS

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel for 2016 is 25%. However, the effective rate of tax payable by a company which is qualified under Israeli law as an "Industrial Company" and/or which derives income from an "approved enterprise" or a "benefited enterprise" (as further discussed below) may be lower.  See this Item 10E. "Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959."

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 5729-1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, a company qualifies as an "Industrial Company" if it is a resident of Israel, was incorporated in Israel and at least 90% of its income in any tax year (exclusive of income raising from certain governmental security loans) is derived from an "Industrial Enterprise" it owns, which is located in Israel.  An "Industrial Enterprise" is defined for purposes of the Industry Law as an enterprise whose principal activity in a given tax year is production.

We believe that we are currently an Industrial Company.  An Industrial Company is entitled to certain tax benefits, including a deduction of the purchase price of patents or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise at the rate of 12.5% per annum, commencing the year in which such rights were first exercised.

The tax laws and regulations dealing with the adjustment of taxable income for local inflation provided that Industrial Enterprises, such as us, were eligible for special rates of depreciation deductions.  These rates vary in the case of plant and equipment.  With respect to equipment, the applicable rates of depreciation are determined according to the number of shifts in which the equipment is being operated and generally range from 20% to 40% on a straight-line basis, a 30% to 50% on a declining balance basis for equipment first put into operation on or after June 1, 1989 (instead of the regular rates which are applied on a straight-line basis).  The applicable regulations are valid for equipment whose date of first operation was not later than December 31, 2016.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 5719-1959

General

One of our production facilities qualifies as a "benefited enterprise" under the Law for the Encouragement of Capital Investments, 5719-1959, as amended in 2005, or the Investment Encouragement Law, which provides certain tax benefits to investment programs of an "approved enterprise" or "benefited enterprise."  Our benefited enterprise was converted from a previously approved enterprise program pursuant to the approval of the Israel Tax Authority that we received in September 2006.  As of yet, it was not necessary for us to utilize these tax benefits.  In the event that we do not commence use of the tax benefits until the 2017 tax year (the "Expiration Date"), the tax benefits granted to our benefited enterprise shall expire.

The Investment Encouragement Law stipulates certain criteria which need be met with respect to investment programs carried out by an enterprise, in order for such an enterprise to be classified as a "benefited enterprise".  Israeli resident companies which own benefited enterprise are generally classified as Benefited Companies. Benefited Companies may claim tax benefits (as further discussed below) granted by the Investment Encouragement Law in its tax returns (and there is no need to obtain prior approval to qualify for such benefits).  There is no requirement to file reports with the Investment Center.  Audits are the responsibility of the Israeli Income Tax Authority as part of their tax audits.  Companies may also approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Encouragement Law.

A company that owns an approved enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the "previous alternative benefits track".  The tax benefits of an approved enterprise include lower tax rates or no tax depending on the area and the track chosen, lower tax rates on dividends and accelerated depreciation.  In order to receive benefits in the grant track or the alternative benefit track, the industrial enterprise must contribute to the economic independence of the Israeli economy, be competitive and contribute to the gross local product in one of the manners stipulated in the Investment Encouragement Law.  Tax benefits would be available, subject to certain conditions (described below), to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market.

On September 20, 2006, we received a pre-ruling from the Israeli Tax Authority confirming that our most recent investment program will be deemed a "benefited enterprise" instead of its former "approved enterprise" status.  Pursuant to such pre-ruling, the former approved enterprise status of that investment plan was terminated by the Investment Center.  The benefited enterprise status granted to our investment program provides for a tax exemption on undistributed earnings derived from the program for two years and a reduced tax rate for five additional years (i.e., a total benefits period of seven years).  However, the benefits period with respect to such program has not yet commenced, and therefore will expire on the Expiration Date, unless such period commences prior to the Expiration Date In the event that the benefits period commences prior to the Expiration Date, such period will lapse no later than the end of the 2024 tax year.

If, (i) only a part of a company's taxable income is derived from an approved enterprise or a benefited enterprise, as in our case; or (ii) a company owns more than one approved enterprise or benefited enterprise, the resulting effective corporate tax rate of the company represents the weighted combination of the various applicable rates.  A company owning a "mixed enterprise" (which is a company that derives income from one or more sources in addition to an approved enterprise or benefited enterprise) generally may not distribute a dividend that is attributable only to the approved enterprise or benefited enterprise.

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

Tax Benefits

The tax benefits available to benefited enterprises are: (1) benefited enterprise situated in zone A may choose between (a) reduced corporate tax at the rate of 11.5% ("Ireland Track"); or (b) tax exemption from corporate tax on undistributed income; (2) benefited enterprises situated in zone B or elsewhere ("Zone C") are entitled to tax exemption on undistributed income for six or two years, respectively, and to beneficial tax rate (generally 25% or less in the case of a qualified foreign investor's company that is at least 49% owned by non-Israeli residents) for the remainder of the applicable period of benefits.  Our plant is located in Zone C.

Dividends paid out of income derived from an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the rate of 15%.  Dividends paid out of income derived from a benefited enterprise (or out of dividends received from a company whose income is derived from a benefited enterprise) are generally subject to withholding tax at the rate of 20%.  However, dividends paid out of income generated from our benefited enterprise are generally subject to withholding tax of 15%. The rate of 15% with respect to dividends paid from income derived from a benefited enterprise, as set forth above, is limited to dividends distributed out of income derived during the benefits period and actually paid at any time up to 12 years following the lapse of the benefits period (the "12 Years Limitation"), excluding in the event of dividends paid by foreign investor's company, as provided below.  A company which elects the alternative benefits track and pays a dividend out of income derived from its benefited enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed at the rate otherwise applicable to the company in the year the income was earned (the applicable tax rate is generally 25%, or lower in the case of a qualified foreign investor's company which is at least 49% owned by non-Israeli residents) on an amount consisting of such dividend grossed up by the otherwise applicable corporate tax rate. Dividends paid to a qualifying non-resident out of the profits of a benefited enterprise which is subject to the Ireland Track (i.e., subject to 11.5% corporate tax) are generally subject to withholding tax at the rate of 4%.

The tax benefits available to a benefited enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Encouragement Investment Law and its regulations and the terms of the pre-ruling that we received from the Israeli Tax Authority.  If we fail to comply with these conditions, the tax and/or other benefits may be discontinued, in whole or in part, and we might be required to refund the amount of tax benefits, adjusted to the consumer price index ("CPI") and interest, or other monetary penalty, as the case may be.

A company that qualifies as a foreign investor's company is entitled to further tax benefits relating to its benefited and/or approved enterprises.  Subject to certain conditions, a foreign investor company is generally a company that more than 25% of each of the rights of the company (in terms of shares, rights to profits, voting and appointment of directors), is owned, directly or indirectly, by persons who are not residents of Israel.  Such a company with a foreign investment of over 25% will be eligible for an extension of the period of tax benefits for its approved and benefited enterprises (up to a total period of ten years, compared to a normal period of seven years) and further tax benefits (a reduced corporate tax rate of 10%‑20%) should the foreign investment reach or exceed 49%. In addition, dividends distributed by a foreign investor's company from income attributed to its benefited enterprise shall be subject to a rate of 15%, regardless to the date on which such dividend is distributed (i.e., the 12 Years Limitation shall not apply).  No assurance can be given that we currently qualify or will qualify in the future as a foreign investor's company.

Amendment to Investment Encouragement Law

In December 2010, the Israeli Parliament passed the Law for Economic Policy for the Years 2011 and 2012 (Amended Legislation), 5771-2011, which prescribes, among other things, amendments to the Investment Encouragement Law, effective as of January 1, 2011 (the "2011 Amendment").  The 2011 Amendment introduced new benefits for income generated by a "Preferred Company" through its Preferred Enterprise (as such terms are defined in the Investment Encouragement Law), if certain criteria are met.  The new tax benefits (described below) would be available, subject to certain conditions, to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market, or, to competitive facilities in the field of renewable energy.  A "Preferred Company" is defined in the amendment as either (i) a company incorporated in Israel and not wholly-owned by governmental entities; or (ii) a partnership (a) that was registered under the Israeli Partnerships Ordinance; and (b) all of its partners are companies incorporated in Israel, but not all of them are fully owned by governmental entities and such companies or partnerships own, among other conditions, Preferred Enterprises and are controlled and managed from Israel.

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

Under the amendments, dividends distributed out of income which is generally attributed to a Preferred Enterprise are subject to withholding tax at the rate of 20% (or lower, under an applicable tax treaty).  However, upon distribution of a dividend attributed to income generated in Israel, to an Israeli company, no withholding tax will apply.

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

We qualify for the status of a "Preferred Company" pursuant to the 2011 Amendment.  We are contemplating the implementation of the 2011 Amendment in future tax years.  In 2016, we wrote-off the entire amount of our deferred tax assets based on uncertainty about our ability to realize them in the foreseeable future.

The termination or substantial reduction of any of the benefits available under the Investment Encouragement Law could have a material adverse effect on our future investments in Israel, and could adversely affect our results of operations and financial condition.

Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 5745-1985, or the Inflationary Adjustments Law, is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses.  This law applies a supplementary set of inflationary adjustments to the nominal taxable profits computed under regular historical cost principles.

The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation‑resistant) assets and non‑fixed assets.  In the event that the "equity summary", as defined in the Inflationary Adjustments Law, exceeds, in general, the depreciated cost of fixed assets (as defined in the Inflationary Adjustment Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit).  If the depreciated cost of such fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.  In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the CPI.

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

Taxation of Gains Upon Disposition of, and Dividends Paid on, our Ordinary Shares

Taxation of Israeli Resident Shareholders

Israeli law imposes a capital gains tax on the sale of capital assets.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the CPI between the date of purchase and the date of sale.  Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus will be computed on the basis of the devaluation of the NIS against such foreign currency.  The real gain is the excess of the total capital gain over the inflationary surplus.  The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Subject to certain provisions relating to the linear calculation method applicable to the determination of the capital gain tax pertaining to capital gains derived from the sale of assets, purchased prior to January 1, 2003, or prior to January 1, 2012 (with respect to sale of assets or securities not listed in a stock exchange prior to 1.1.2012), the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange and on dividends, is generally 25% for individuals and corporations and 30% for substantial individual shareholders (that are, generally, holders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months period preceding such sale).  Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from a benefited enterprise, or an approved enterprise, or stems from income derived or accrued outside of Israel.

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

Notwithstanding the above, the capital gain from the sale of our shares by non-Israeli residents would be tax exempt as long as our shares are listed on the NASDAQ Capital Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided that certain other conditions are met. The most relevant conditions are as follows: (i) the capital gain is not attributed to the foreign resident's permanent establishment in Israel, and (ii) the shares were acquired by the foreign resident after the company's shares had been listed for trading on the foreign Exchange.

If the shares were sold by Israeli residents, then (i) for the period ending December 31, 2002 their sale would generally be tax exempt so long as (1) the shares were listed on a stock exchange, such as, in our case, the NASDAQ Capital Market, which is recognized by the Israeli Ministry of Finance on December 31, 2002, and (2) we qualified as an Industrial Company or Industrial Holding Company under the law for Industry Encouragement Law, at the relevant times as provided by the Income Tax Ordinance [New Version], 5721-1961, which we believe we so qualified and (ii) for the period commencing January 1, 2003, the sale of the shares would be, generally, subject to a 25% tax if sold by non-substantial individual shareholders and corporate bodies and 30% tax if sold by a substantial individual shareholders.  We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an Industrial Company at the relevant times.

On the distribution of dividends other than bonus shares (stock dividends) to individual Israeli residents shareholders or to non-Israeli shareholders, income tax applies at the rate of 25% or 30%, as described above, or the lower rate payable with respect to dividends received out of income derived from a preferred or benefited enterprise (see the Investment Encouragement Law), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence which provides for a lower tax rate in Israel on dividends.  The Convention between the State of Israel and the Government of the United States relating to relief from double taxation provides for a maximum tax of 25% on dividends paid to a resident of the United States.  As set forth above, dividends paid to an Israeli company by another Israeli company are not subject to corporate tax, unless received out of income derived from a benefited enterprise, or an approved enterprise or unless the dividend stems from income produced or accrued abroad.

Taxation of Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  Distributions of dividends other than bonus shares or stock dividends, are subject to income tax at the rate of 25% or 30% pursuant to Israeli domestic law as described above.  However, under the Investment Encouragement Law, dividends generated by an approved enterprise or by our benefited enterprise are, generally, taxed at the rate of 15%.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation.  In addition, this summary does not include any discussion of state, local or non-U.S. taxation.  You are urged to consult your tax advisors regarding the non-U.S.  and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Taxation of Distributions

Subject to limitations, including the discussion below, under the heading "—Passive Foreign Investment Companies," the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you.  Dividends are included in gross income as ordinary income.  Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as capital gain from the sale of ordinary shares. See "—Disposition of Ordinary Shares" below for a discussion of the taxation of capital gains.  Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, some of which vary depending upon the U.S. Holder's circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign income tax that is eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against U.S. income tax in determining such tax liability).  The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally are treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for purposes of computing the U.S. foreign tax credit.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below).

The U.S. rules relating to the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, including the 3.8% net investment  tax, discussed below, "qualified dividend income" received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently a maximum of 20%).  Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty, or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable.  The reduced rate does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The reduced rate also does not apply to dividends received from a PFIC (see discussion below), in respect of certain hedged positions, or in certain other situations.  The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in our ordinary shares.  Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition.  Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently a maximum of 20%).  In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation and any losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

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

A U.S. Holder may make a mark-to-market election only if our ordinary shares are "regularly traded" on a "qualified exchange".  In general, our ordinary shares will be treated as "regularly traded" for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the NASDAQ.  However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if you make a mark-to-market election you may continue to be subject to the PFIC rules with respect to your indirect interest in any PFICs we own.

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

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own "specified foreign financial assets" with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be "specified foreign financial assets". Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding its reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.             Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file quarterly reports and financial statements.  However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.  The Exchange Act file number for our SEC filings is 0-28884.

The SEC maintains a website at https://www.sec.gov/edgar/searchedgar/companysearch.html that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

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

Foreign Currency Exchange Risk

Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was 1.1% lower in 2016 than 2015 and the average exchange rate for the NIS against the Euro was 1.5% lower in 2016 than 2015, and in total, these changes had a negative impact on our operating results in 2016.  The average exchange rate for the NIS against the dollar was 8.6% higher in 2015 than 2014 and the average exchange rate for the NIS against the Euro was 9.2% lower in 2015 than 2014, and in total, these changes had a positive impact on our operating results in 2015. We estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $205,000  in our operating income.  As of December 31, 2016, we estimate that a devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2016, the cost of raw materials used in production was $11.1 millioncompared to $12 million in 2015.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $[111,000]

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. "Operating and Financial Review and Prospects - Liquidity and Capital Resources."  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  Based on our loans balance at December 31, 2016, a hypothetical increase of 1% in the interest rates would result in an increase of approximately $17,000]  in our financial expenses.  A hypothetical increase of 1% in the CPI would not have a material impact on our financial and operational expenses.

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

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act as a process designed by, or under the supervision of, our company's principal executive and principal financial officers and effected by our company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2016, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Gad Dovev, an external director, meets the definition of an audit committee financial expert, as defined by rules of the SEC.  For a brief listing of Mr. Dovev's relevant experience, see Item 6A. "Directors, Senior Management and Employees - Directors and Senior Management."

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

All of such fees were pre-approved by our Audit Committee.

Services Rendered.	2016	2015	2014
Audit (1)	$74,500	$67,000	$67,000
Audit Related Fees	-	-	-
Tax (2)	$3,000	$3,000	$3,000
All other Fees (3)	$11,300	$12,000	$12,000
Total	$85,800	$82,000	$82,000
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

ITEM 16F.    CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

We have notified NASDAQ that we do not comply with the following NASDAQ requirements, and instead follow Israeli law and practice in respect of such requirements:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Companies Law, to our board of directors.  We do have the mandated three independent directors, within the meaning of the rules of the SEC and NASDAQ, on our audit committee.  See Item 6C. "Directors, Senior Management and Employees - Board Practices - External and Independent Directors."

•
The requirements regarding the directors' nominations process.  Under Israeli law and practice our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 6C. – "Directors, Senior Management and Employees - Board Practices - Election of Directors."

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

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.             EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant(1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (1)
4.1	Compensation Policy dated November 15, 2016, approved on December 29, 2016. (3)
4.2	Bank Hapoalim B.M. Agreement dated April 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (4)
4.3	Bank Leumi B.M. Agreement dated May 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (4)
4.4	English summary of terms of Waste Water Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (4)
8.1	List of Subsidiaries of the Registrant (5)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (5)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended. (5)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (5)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (5)

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.PRE*	XBRL Taxonomy Presentation Linkbase Document.
101.CAL*	XBRL Taxonomy Calculation Linkbase Document.
101.LAB*	XBRL Taxonomy Label Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
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

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, and incorporated herein by reference.

(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.

(3)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on November 17, 2016 and incorporated herein by reference.

(4)	Filed as Exhibits 4.11 - 4.13 to our Annual Report on form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

(5)	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

US DOLLARS IN THOUSANDS

ELTEK LTD. AND ITS SUBSIDIARIES

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT

TO THE SHAREHOLDERS OF

ELTEK LTD.

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and its Subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended  December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2017	A Member of Ernst & Young Global

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2016	2015
	Note	US Dollars in thousands

ASSETS

Current Assets

Cash and cash equivalents	2	1,234	1,038
Trade accounts receivable, net of allowance for doubtful accounts	1h	5,704	8,015
Inventories	3	3,926	4,450
Prepaid expenses and other current assets		456	460

Total current assets		11,320	13,963

Severance pay fund	8	50	49

Fixed assets, net	4	8,453	10,067

Deferred tax assets, net	13	-	1,064

Intangible assets		322	276

Total assets		20,145	25,419

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2016	2015
	Note	US Dollars in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term credit and current maturities of long-term debt	5	2,868	1,275

Accounts payable:
Trade		4,727	6,112
Other current liabilities	6	3,818	4,594

Total current liabilities		11,413	11,981

LONG-TERM LIABILITIES

Long-term debt, excluding current maturities	7	1,954	2,905
Employees' severance benefits	8	144	289

Total long-term liabilities		2,098	3,194

COMMITMENTS AND CONTINGENT LIABILITIES	9

SHAREHOLDERS' EQUITY	10

Ordinary shares, NIS 0.6 par value Authorized 50,000,000 shares, issued and outstanding 10,142,762 shares as of December 31, 2015 and 10,142,762 as of December 31, 2016		1,985	1,985
Additional paid-in capital		17,270	17,270
Cumulative foreign currency translation adjustments		1,815	1,892
Capital reserves		695	695
Accumulated deficit		(15,131)	(11,507)

Total Eltek Ltd. shareholders' equity		6,634	10,335

Non-controlling interest		-	(91)

Total equity		6,634	10,244

Total liabilities, shareholders' equity and non-controlling interest		20,145	25,419

The accompanying notes are an integral part of these consolidated financial statements.

March 26, 2017
Date of approval of the	Amnon Shemer	Yitzhak Nissan
financial statements	Vice President, Finance and Chief Financial Officer	Chairman of the Board of Directors and Chief Executive Officer

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
		2016	2015	2014
	Note	US Dollars in thousands (except profit per share data)

REVENUES	11B	37,065	41,350	46,626
Cost of revenues		(34,248)	(34,802)	(40,604)

Gross profit		2,817	6,548	6,022

Operating expenses
R&D expenses		(117)	(90)	(72)
Selling, general and administrative expenses		(4,699)	(4,961)	(6,773)
Impairment of goodwill		-	-	(80)

Operating profit (loss)		(1,999)	1,497	(903)
Financial expenses, net	12	(309)	(259)	(356)
Other income (loss), net	1A	(259)	6	38

Profit (loss) before income tax (expense) benefit		(2,567)	1,244	(1,221)
Income tax expense	13	(1,158)	(218)	(1,634)

Net profit (loss)		(3,725)	1,026	(2,855)
Net loss attributable to non-controlling interest		101	17	190

Net profit (loss) attributable to Eltek Ltd.		(3,624)	1,043	(2,665)

Other comprehensive loss:
Foreign currency translation adjustments		115	(6)	(1,268)

Comprehensive income (loss)		(3,610)	1,020	(4,123)

Comprehensive income (loss) attributable to non-controlling interest		91	(8)	(179)

Comprehensive income (loss) attributable to Eltek Ltd.		(3,701)	1,028	(3,944)

Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders		(0.36)	0.1	(0.26)

Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders		10,142,762	10,142,762	10,142,762

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Equity attributed to Eltek Ltd. and subsidiaries	Non controlling interest	Total
	US Dollars in thousands (except profit per share data)

Balance as of January 1, 2014	10,142,762	1,985	17,270	3,186	695	(9,885)	13,251	96	13,347

Changes during the year
Foreign currency translation adjustments	-	-	-	(1,279)	-	-	(1,279)	11	(1,268)
Net profit	-	-	-	-	-	(2,665)	(2,665)	(190)	(2,855)

Comprehensive income	-	-	-	(1,279)	-	(2,665)	(3,944)	(179)	(4,123)

Balance as of December 31, 2014	10,142,762	1,985	17,270	1,907	695	(12,550)	9,307	(83)	9,224

Changes during the year
Foreign currency translation adjustments	-	-	-	(15)	-	-	(15)	9	(6)
Net profit (loss)	-	-	-	-	-	1,043	1,043	(17)	1,026

Comprehensive income (loss)	-	-	-	(15)	-	1,043	1,028	(8)	1,020

Balance as of December 31, 2015	10,142,762	1,985	17,270	1,892	695	(11,507)	10,335	(91)	10,244

Changes during the year
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	199	-	-	199		199
Reclassification of foreign currency translation reserve upon disposal of a subsidiary				(276)			(276)	91	(185)
Net loss	-	-	-	-	-	(3,624)	(3,624)		(3,624)
Comprehensive income (loss)	-	-	-	(77)	-	(3,624)	(3,701)	91	(3,610)

Balance as of December 31, 2016	10,142,762	1,985	17,270	1,815	695	(15,131)	6,634	-	6,634

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2016	2015	2014
	US Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)	(3,725)	1,026	(2,855)

Adjustments to reconcile net profit to net cash flows provided by operating activities:
Depreciation and goodwill amortization	1,856	1,731	1,893
Capital (gain) loss on disposal of fixed assets	(12)	85	101
Revaluation of long term loans	1	10	16
Decrease (increase) in deferred tax benefit	1,083	133	1,528
Changes in employee severance benefits, net	(150)	41	(59)
Decrease (increase) in trade receivables	2,145	171	(78)
Decrease (increase) in other receivables and prepaid expenses	(97)	249	(319)
Decrease (increase) in inventories	289	213	848
Increase (decrease) in trade payables	(561)	(1,396)	(1,441)
Increase (decrease) in other liabilities and accrued expenses	(664)	(543)	445

Net cash provided by operating activities	165	1,720	79

Proceeds from sale of investment in previously consolidated subsidiary:
The subsidiary's assets and liabilities at date of sale:

Trade accounts receivable, net	289	-	-
Inventories	298	-	-
Prepaid and other current assets	107	-	-
Property, plant and equipments	537	-	-
Trade account payables	(604)	-	-
Other liabilities and accrued expenses	(159)	-	-
Long-term debts, including current maturities	(112)	-	-
Reclassification of foreign currency translation reserve upon disposal of a subsidiary.	(276)	-	-
Non-controlling interest	191	-	-
	271	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(42)	(69)	(212)
Purchase of fixed assets	(708)	(797)	(2,431)

Net cash used in investing activities	(750)	(866)	(2,643)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short- term credit	1,589	(2,063)	1,352
Repayment of long-term loans	(680)	(207)	(806)
Proceeds from long-term loans	235	1,707	1,179
Repayment of credit from fixed asset payables	(671)	(505)	(477)

Net cash provided by (used in) financing activities	473	(1,068)	1,248

Effect of exchange rate on cash and cash equivalents	37	123	(69)

Net increase (decrease) in cash	196	(91)	(1,385)
Cash at beginning of the year	1,038	1,129	2,514

Cash at end of the year	1,234	1,038	1,129

SUPPLEMENTAL CASH FLOW INFORMATION:
Income tax paid		43	40
Interest paid	155	175	146

Non-cash activities:
Purchase of fixed assets	90	984	523

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	General:

Eltek Ltd. ("the Parent") was organized in Israel in 1970, and its shares have been publicly traded on the NASDAQ Capital Market since 1997. Eltek Ltd. and its subsidiaries (see below) are collectively referred to as "the Company".

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

On August 19, 2013, the Parent entered into an agreement to issue and sell 3,532,655 of its ordinary shares, par value NIS 0.6 each, to Nistec Ltd. ("Nistec"), a private company organized under the laws of the State of Israel, for $ 4.2 million. Nistec is controlled by Mr. Yitzhak Nissan, who owns all of the shares of Nistec. On the same date, Nistec purchased 1,589,440 of the Parent's ordinary shares from Merhav M.N.F. Ltd., a company owned by Mr. Yosef Maiman, which at the time held 24.1% of the Parent's outstanding ordinary shares. The total consideration paid by Nistec in the two transactions was $ 6.5 million, $ 2.3 directly to Merhav M.N.F Ltd. and $ 4.2 million to the Parent. Nistec financed a portion of those funds from a loan extended by Bank Leumi Le'Israel, and the shares that Nistec acquired constitute collateral for the loan.

As a result of these transactions, which closed on November 1, 2013, Nistec acquired 50.5% of the Parent's ordinary shares on a fully diluted basis, and Nistec gained control of the Parent.

On June 2, 2016, Mr. Yitzhak Nissan, the Company's Chairman of the Board, CEO and controlling shareholder, acquired 620,142 ordinary shares of the Company in market transactions and  increased his direct and indirect voting interest from 50.5% to 56.6%.

Kubatronik Leiterplatten GmbH

In June 2002, the Parent established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of acquiring control of Kubatronik Leiterplatten GmbH ("Kubatronik").

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On June 10, 2002, the Parent acquired 76% of the shares of Kubatronik for € 2.6 million ($ 2.4 million as of the date of acquisition). The acquisition resulted in the recognition of goodwill in the amount of € 1.1 million ($ 1 million as of the date of acquisition).

The Parent subsequently incurred a goodwill impairment of approximately $ 1 million and the goodwill balance was nil as of December 31, 2015 and December 31, 2014.

Pursuant to the Kubatronik acquisition agreement, the seller had the right to require the Parent to purchase ("Put Option"), and the Parent had the right to require the Seller to sell it ("Call Option") the Seller's remaining 24% interest in Kubatronik.. In May 2012, the seller exercised his option with respect to 3% of the shares of Kubatronik for approximately Euro 69 ($ 89) and reduced his share in Kubatronik from 24% to 21%. The exercise price for the seller's 21% interest in Kubatronik under the Put Option was Euro 483 ($ 587), and the exercise price for the seller's remaining holdings in Kubatronik under the Call Option was Euro 513 ($ 623). As of December 31, 2015 the option was presented at the maximum exercise price of Euro 483($587) in the short term liabilities.

On December 19, 2016, the Parent sold all of its Kubatronik shares to the seller. As part of the transaction, the Parent: (i) paid the seller Euro 483 ($508) on account of his option, as described above; and (ii) provided Kubatronik with an Euro 110 ($116) advance, to support its cash flow.  This advance, together with Kubatronik's outstanding debt to Eltek in the amount of Euro 1.031 million ($1.084 million) was forgiven as part of the transaction. In consideration for the sale, the Parent is entitled to contingent consideration equal to 20% of Kubatronik's net profit in 2017, and 10% of Kubatronik's net profit in each of 2018 and 2019. The Parent and Kubatronik further agreed that until the end of 2017, they will offer a 10% discount on sales of their products to one another, and pay a 10% commission on sales each party effects to consumers introduced by the other. Until the end of 2017, Kubatronik will continue to manage Eltek Europe GmbH, and the former CEO of Kubatronik and the CIO of the Parent will continue to serve as Kubatronik's CEO, on a part-time basis. Following consummation of the transaction, Eltek recognized a loss of $271.

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

The Parent sells goods through its subsidiaries that function as distributors. All intercompany transactions and balances were eliminated in consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

Changes in the Parent company's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses.

A change in the parents’ ownership interest in a subsidiary that causes a loss of control results in a deconsolidation of the subsidiary. Gain or loss is recognized upon the deconsolidation of a subsidiary, as the difference between (1) the sum of the fair value of any consideration received, the fair value of any retained non- controlling investment in the former subsidiary at the date the subsidiary is deconsolidated, and the carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is deconsolidated, and (2) the carrying amount of the former subsidiary's assets and liabilities.

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

The Parent's reporting currency is the U.S. dollar. Assets and liabilities are translated to the reporting currency using the exchange rate at the end of the year. Revenues and expenses are translated into the reporting currency using the average exchange rate for each quarter. Translation adjustments are reported separately as a component of accumulated other comprehensive income.

d.	Translation of foreign entity operations:

The financial statements of foreign subsidiaries are translated into the Parent's functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders' equity.

e.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI") are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

		Exchange rate	Exchange rate
	Israeli CPI	of one US dollar	of one Euro
	Points	NIS	NIS

December 31, 2016	220.24	3.845	4.044
December 31, 2015	221.13	3.902	4.2468
December 31, 2014	219.80	3.889	4.7246

	%

December 31, 2016	(0.4)	(1.5)	(4.8)
December 31, 2015	0.6	0.3	(10.1)
December 31, 2014	(0.2)	12.2	(1.2)

f.	Use of estimates:

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2016 is as follows:

	Year ended December 31,
	2016	2015	2014
	US Dollars in thousands

Opening balance	86	62	82
Additions during the year	69	19	21
Write-off of allowance	-	-	(32)
Foreign currency translation adjustments	5	5	(9)

Closing balance	160	86	62

i.	Inventories:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Fixed assets:

Fixed assets are stated at cost net of accumulated depreciation and impairment losses. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and equipment	5-33
Leasehold improvements	6-14
Motor vehicles	15
Office furniture and equipment	6-33

Machinery and equipment purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception.  Such assets and leasehold improvements are depreciated and amortized respectively, using the straight- line method over the shorter of the lease term or estimated useful life of the asset.

Impairment of long-lived assets:

Long‑lived assets, fixed assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long‑lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long‑lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third‑party independent appraisals, as considered necessary.

As of December 31, 2016 and 2015, the Company had equipment under capital leases of $603 and $1,400, respectively, net of accumulated depreciation of $205 and $500 respectively.

The future minimum payments under capital leases at December 31, 2016 the Company were as follows:

Long-term

2017	206
2018	176
2019	185
2021	36
Total minimum capital lease payments	603

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other". The Parent acquired software technology during 2014-2015 which is expected to be amortized starting in end 2017.

Intangible assets are stated at cost net of accumulated amortization.

Amortization is computed by the straight-line method over the estimated useful life of 10 years.

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

The Company recorded impairment losses of $80 in 2014.  No impairment losses were recorded in 2015 or 2016.

As of December 31, 2016, the Company had no goodwill balance.

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

Diluted earnings per ordinary share calculation is similar to basic earnings per share effect. The Company does not presently have such dilutive instruments. except that the weighted average of ordinary shares outstanding is increased to include the number of additional ordinary shares that would have been outstanding if the outstanding options had been exercised, to the extent that these options had a diluted.

q.	Concentration of credit risk:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred.

s.	Commitments and contingencies:

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

t.	Fair value measurements:

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

See Note 14.

u.	Recently issued accounting standards:

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which will replace the existing. guidance in ASC 840, “Leases". The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods, early adoption is permitted and modified retrospective application is required. We are in the process of evaluating this guidance to determine the impact it will have on our financial statements and related disclosures.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In July 2015, FASB deferred the effective date by one year to December 15, 2017 and permitting early adoption of the standard, but not before the original effective date of December 15, 2016. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company is still evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures

In 2014, the FASB issued ASU 15-2014, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of uncertainties about an entity’s ability to continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The update is effective for annual period ending 15 December 2016.

NOTE 2:-	CASH AND CASH EQUIVALENTS

	December 31,
	2016	2015
	US Dollars in thousands

Denominated in U.S. dollars	954	537
Denominated in NIS	60	362
Denominated in Euro	220	139

	1,234	1,038

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	INVENTORIES

	December 31,
	2016	2015
	US Dollars in thousands

Raw materials	1,732	1,928
Work-in-progress	1,538	1,844
Finished goods	656	678

	3,926	4,450

 In the years ended December 31, 2014, 2015 and 2016, the Company wrote off inventories in the amount of $519, $376 and $511, respectively.

 Raw materials inventory is net of $78 and $120 of obsolete items as of December 31, 2016, and 2015, respectively.

NOTE 4:-	FIXED ASSETS, NET

	December 31,
	2016	2015
	US Dollars in thousands
Cost:
Machinery and equipment	32,751	35,604
Leasehold improvements	8,124	8,525
Motor vehicles	46	45
Office furniture and equipment	234	1,356

	41,155	45,530
Accumulated depreciation:

Machinery and equipment	(25,890)	(27,489)
Leasehold improvements	(6,598)	(6,695)
Motor vehicles	(37)	(35)
Office furniture and equipment	(177)	(1,244)
	(32,702)	(35,463)

Depreciated cost	8,453	10,067

Depreciation expense for the years ended December 31, 2016, 2015 and 2014 were $1,856, $ 1,731 and $ 1,813, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Annual interest
	rate at
	December 31	December 31,
	2016	2016	2015
	%	US Dollars in thousands

In NIS linked to the Israel central bank interest rate (Prime)	2.5% – 2.6%	2,094	589

Current maturities of long-term debt from banks (Note 7)		774	686

		2,868	1,275

NOTE 6:-	OTHER CURRENT LIABILITIES

	December 31,
	2016	2015
	US Dollars in thousands

Accrued payroll including amounts due to government authorities	887	1,066
Provision for vacation and other employee benefits	1,500	1,455
Written put option (Note 1A)	-	526
Accrued expenses	548	600
Employees' severance benefits (Note 8D)	64	69
Provision for contingent liabilities (Note 9D)	267	363
Other liabilities	552	515

	3,818	4,594

NOTE 7:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

Banks and others

	Annual interest
	rate at
	December 31	December 31,
	2016	2016	2015
	%	US Dollars in thousands
Linkage terms:
U.S. dollar	5 - 8.56	448	844
NIS - Fix interest rate	5 - 6	142	55
Euro	2.17	13	394
NIS - linked to the Prime rate	P+0.9	2,330	2,906
		2,933	4,199
Less - current maturities (banks and trade payables)		(979)	(1,294)

		1,954	2,905

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES (Cont.)

Minimum future payments at December 31, 2016 due under the long-term (including capital lease) debt are as follows:

Long-term loan

First year	979
Second year	950
Third year	935
Fourth year	69

2,933

Long-term debt includes capital leases in the amounts of $603 and $ 1,464 and current maturities of long-term debt of $205 and $492 at December 31, 2016 and 2015, respectively. The current maturities are classified to the trade payable balance as of December 31, 2016 and 2015, respectively.

In April 2014, the Company signed a new financial undertakings letter with one bank and in May 2014 with another bank. Under these undertaking the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $ 4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2016  the Company was not in compliance with these covenants, however the banks granted the Company a waiver for such non-compliance for year ended 2016.

As to pledges securing the loans, see Note 9a.

NOTE 8:-	EMPLOYEE SEVERANCE BENEFITS

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	EMPLOYEE SEVERANCE BENEFITS (CONT.)

b.
The Parent's employees participate in a pension plan or individual insurance policies that are purchased by them. The Parent's liability for severance obligations for the employees employed for one year or more is discharged by making regular deposits with a pension fund or the insurance policies. Under Israeli law, there is no liability for severance pay in respect of employees who have not completed one year of employment. The amount deposited with the pension fund or the insurance policies is based on salary components as prescribed in the employment agreement. The custody and management of the amounts so deposited are independent of the Parent and accordingly, such amounts funded and related liabilities are not reflected in the balance sheet. For non-management employees, the Parent deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon completion of one year of employment with the Parent, it makes a one-time deposit with the pension fund for the remaining balance. The Company deposited $1.6 million to individual severance fund according section 14 of the Israeli severance pay law.

In 2011, the Parent, pursuant to Section 14 of the Israeli Severance Pay Law, made a transfer of funds from a central severance fund to individual funds in the name of the employees for the unfunded liability and discharged its liability in respect of such employees' severance pay.

c.	Total liability for employees' severance benefits as at December 31, 2016 amounted to $ 144.

Expenses recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2016, 2015, and 2014 were $ (142), $ 40 and $ 284, respectively.

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks. See note 7.

2.
The Company has pledged certain items of its equipment as a guarantee for the implementation of its benefited enterprise for tax proposes. The Company has determined that it is in compliance with the conditions of the approval (see Note 14a).

3.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

b.	Operating leases and other agreements:

1.	The premises occupied by the Parent are leased under two operating agreements that expire in February 2022 and October 2020, respectively.

2.	The Parent has signed several lease and maintenance agreements for production equipment with suppliers of equipment and software. Of such agreements, the main principal agreement expires in June 2017.

3.	The Parent has an obligation to purchase inventory that is held by a supplier in the total amount of $415.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.	The Parent's motor vehicles are leased under operating lease agreements, mainly for three-year terms.

6.	Minimum future payments at December 31, 2016 due under the above agreements over the next five years and thereafter are as follows:

	Premises leases	Other agreements
	US Dollars in thousands

First year	188	457
Second year	36	205
Third year	36	133
Fourth year	36	103
Fifth year and thereafter	72	-

	368	898

Payments required under these agreements are charged to expense under the straight-line method over the periods of the respective leases.

Expenses recorded under these agreements for the years ended December 31, 2016, 2015, and 2014 were $1,447, $ 1,463 and $ 1,480, respectively

c.	Indemnification agreement:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Contingent Liabilities:

Environmental Related Matters

In January 2014, July 2014, September 2015 and February 2016, the Parent received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling $980 excluding VAT, for discharges of industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system.  The payment demands were made on the basis of four samplings conducted by Meitav in its premises during the years 2013 through 2015.  In December 2015, the Parent's new wastewater treatment facility was completed.  The first sample of the plant's wastewater, tested by the Israeli Ministry for Environmental Protection (the "Ministry") in January 2016, indicated that the Parent was in compliance with the environmental laws and regulations. In July 2016 the Company reached a settlement agreement with Meitav, which amount was not significant.

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

In October 2015, the Parent filed an application for an emissions permit with the Ministry.  In January 2016, the Parent received a notice of non-compliance from the Ministry, stating that the application was incomplete and that the Parent is in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. During 2016 the Company submitted amended application and conducted several discussions with the Ministry. In January 2017 the Company received a draft of an emissions permit for the Company review. In February 2017 the Company provided its responses to the draft to the Ministry. The Ministry is expected to publish the draft for public comments for 45 days, after which the permit is expected to be issued to the Company.

Employee Related Matters

Three lawsuits were filed against the Parent in May 2008, in December 2014 and in August 2015 by three employees alleging that they had suffered personal injuries during their employment and are seeking aggregate financial compensation of approximately $175 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified the Parent in January 2011 and July 2013, that they allegedly suffered personal injuries during their employment with the Company. Of these four employees, one is seeking compensation of $155 and the others did not state their claim amount.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Parent submitted all these claims to its insurance company, which informed the Parent that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

In September and November 2015 and in January and February 2016, four former employees filed law suits seeking additional payments in connection with their employment with the Parent and subsequent termination. The aggregate amount claimed is approximately $1.0 million. The Company recorded a provision according to the legal advisors opinion.

NOTE 10:-	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31,
	2016and 2015	2016	2015
	Number of shares

Ordinary shares of par value NIS 0.6 each	50,000,000	10,142,762	10,142,762

Amount in US$
Ordinary shares of par value NIS 0.6 each		1,985,280	1,985,280

 NOTE 11:-    ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2016	2015	2014
	US Dollars in thousands

Customer A - Sales of manufactured products	16.3%	17.9%	20.6%

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-     ENTITY WIDE DISCLOSURES (Cont.)

b.	Revenues by geographic areas:

	Year ended December 31,
	2016	2015	2014
	US Dollars in thousands

Israel	17,535	20,647	24,807
Europe	8,125	8,382	9,383
North America	7,863	7,504	5,892
India	3,100	4,135	5,240
Rest of the world	442	682	1,304

	37,065	41,350	46,626

c.	Fixed assets, net by geographic areas:

	Year ended December 31,
	2016	2015	2014
	US Dollars in thousands

Israel	8,448	9,388	9,161
Europe	-	675	901
North America	5	4	8

	8,453	10,067	10,070

NOTE 12:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2016	2015	2014
	US Dollars in thousands

Interest and exchange rate expenses on long-term loans	146	134	95
Expenses on short-term credit and bank charges	158	143	54
Effect of exchange rate differences on other expenses and net loss from derivative instruments	(31)	(59)	117
Other financing expenses, net	36	41	90

	309	259	356

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME

a.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"):

1.	Beneficiary enterprise:

The Parent has production facilities in Israel qualified as "Beneficiary Enterprises" in accordance with the Law, as amended in 2005, which provides certain tax benefits to investment programs of an "Approved Enterprise" or "Beneficiary Enterprise." The Parent's first Beneficiary Enterprise was converted from a previously "Approved Enterprise" program pursuant to the approval of the Israel Tax Authority that the Parent received in September 2006. In the past, certain of the Parent's production facilities were granted approved enterprise status pursuant to the Law; were over, the benefit periods for such approved enterprises expired in 2005. Additionally, the Parent has elected 2012 as the year of election.

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

On January 4, 2016 the Knesset approved the Economic Policy Law for 2015 that included a decrease in the tax rate by 1.5% to 25%.

On December, 2016 the Knesset approved the Economic Policy Law for 2016 that included a decrease in the tax rate to 24% in 2017, and to 23% starting January 1st, 2018.

Current taxes and deferred tax for the reported periods are calculated according to the tax rates presented above.

b.	Tax losses and tax credits carryforwards:

As of December 31, 2016, the Parent's tax loss carryforwards were approximately $17 million of operating losses and $ 7.9 million of capital.

The Parent's tax loss carryforward and tax credits carryforward do not have expiration dates.

c.	Income tax assessments:

The Parent files its income tax return in Israel. Eltek Europe file its income tax returns in Germany and Eltek USA files its income tax return in the United States.

In Israel, the Parent has received final tax assessments through the 1995 tax year. Assessments through the 2011 tax year are considered final due to statute of limitations. The Israeli tax returns of the Parent may be audited by the Israeli Tax Authorities for the tax years beginning in 2012.

Eltek Europe has received final tax assessments through the 2012 tax year. The tax returns of Eltek Europe remain subject to audit for the tax years beginning in 2013. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2011. The Parent's other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Profit before tax and income tax expense (benefit) included in the consolidated statements of comprehensive income:

	Year ended December 31,
	2016	2015	2014
	US Dollars in thousands

Profit (loss) before income tax expense:
Israel	(2,767)	1,038	(483)
Foreign jurisdictions	200	206	(738)
	(2,567)	1,244	(1,221)

Current tax expense (benefit):
Israel	-	(3)	-
Foreign jurisdictions	73	72	19

	73	69	19

Deferred taxes:
Israel	1,085	149	1,581
Foreign jurisdictions		-	34
	1,085	149	1,615

Income tax expense	1,158	218	1,634

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

e.	Reconciliation of the theoretical income tax (expense) benefit to the actual income tax expense:

A reconciliation of the theoretical income tax (expense) benefit, assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2016	2015	2014
	US Dollars in thousands

Profit (loss) before income tax expense (benefit) as reported in the consolidated statements of comprehensive income	(2,567)	1,244	(1,221)

Statutory tax rates	25%	26.5%	26.5%

Theoretical tax expense (benefit) calculated	(642)	330	(324)

Other	(138)	36	182
Changed in liability for undistributed income of subsidiaries	37	38	29
Change in valuation allowance	(2,075)	(92)	1,724
Increase in capital loss for tax purposes	915
Change in effective on corporate tax rate	(17)	-	-
Changes in deferred tax of carryforward losses due to sale of investment in previously consolidated subsidiaries	492	-	-
Tax benefit arising from "Beneficiating and Preferred enterprises"	250	(109)	40
Foreign tax rate differential in subsidiaries	20	15	(17)

Total	(516)	(112)	1,958

Income tax (expense)benefit	(1,158)	218	1,634

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences were been the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2016	2015
	US Dollars in thousands

Deferred tax assets:

Net operating loss carryforwards (in Israel)	2,772	2,350
Net operating loss carryforwards (outside Israel)	-	492
Capital loss carryforwards (in Israel)	1,957	1,110
Severance benefits	23	27
Provision for vacation pay	202	200
Tax credit carryforward	926	905
Allowance for doubtful accounts	26	14

Total gross deferred tax assets	5,906	5,098

Less valuation allowance	(5,175)	(3,100)

Net deferred tax assets	731	1,998

Deferred tax liabilities:
Undistributed income of subsidiaries	(197)	(197)

Fixed assets - differences in depreciation	(534)	(737)

Total gross deferred tax liabilities	(731)	(934)

Net deferred tax assets	-	1,064

During the year ended December 31, 2016 the Company recorded a tax expense of $1.2 million due to uncertainty about its ability to utilize these tax assets in the foreseeable future.

Despite the Company's accumulated profits in Israel during the years ended December 31, 2016 and 2015, the Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future.  The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. The valuation allowance for deferred tax assets as of December 31, 2016 and 2015 was $5,175 and $ 3,100 respectively. The net change in the total valuation allowance for each of the years ended December 31, 2016, 2015 and 2014, was an increase (decrease) of $(2,075), $(192) and $1,597, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

g.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2016, 2015 and 2014, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

NOTE 14:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company measured the written put option related to Kubatronik acquisition (see Note 1A) at fair value. In accordance with ASC 820-10, foreign currency derivative contracts are classified within Level 2, because they are valued utilizing market observable inputs. The written put option is classified within Level 3 because it is valued using a B&S model which utilizes significant inputs that are unobservable in the market such as expected stock price volatility, risk-free interest rate and the dividend yield, and remaining period of time the options will be outstanding before they expire.

As of December 31, 2016 the Company has no put/call option or any other derivatives instruments.

The Company’s outstanding loans as of December 31, 2016 were received during 2016, 2015 and 2014, and are presented at book value.

In addition to the above, the Company's financial instruments at December 31, 2016 and 2015, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, short-term credit provided by financial institutions, and trade and other payables. The carrying amounts of all the aforementioned financial instruments, at face value or cost plus accrued interest, approximate fair value due to the short maturity of these instruments linked to the Israeli central bank rate.

The changes in the Company's liabilities measured at fair value using significant unobservable inputs (Level 3) during the years ended December 31, 2016 and 2015, were changes in the fair value of the net written put option charged to financial expense in the Consolidated Statement of Comprehensive Income, of nil in both years, and translation adjustments included in financial income in the Consolidated Statement of Comprehensive Income (Loss) of $ (31) and $ (59), respectively.

These Consolidated Financial Statements do not include any nonrecurring fair value measurements relating to assets and liabilities for which the Company has adopted the provisions of ASC Topic 820.

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS

One of the Company's customers, Nistec, became a related party in November 2013. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with its related parties were carried out on an arm's-length basis.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

a.	Balances with related parties:

	December 31,
	2016	2015
	US Dollars in thousands

Trade accounts receivable	227	173
Trade accounts payable	1	37

b.	Transactions with related parties:

	Year ended December 31,
	2016	2015	2014
	US Dollars in thousands

Revenues	508	644	370

Selling, general and administrative expenses	336	340	339

Insurance Expenditures - the Company may share with Nistec costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec reduces the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided ere been the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in proportions indicated by the insurer for each of the Company and Nistec, had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee and the Board of Directors of Parent.

Employees Social Activities - the Company may purchase social activities for the benefit of its employees together with Nistec. The cost of such activities will be divided were been the Company and Nistec in accordance with the ratio of the number of Company's employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

Marketing Activities - the Company may purchase services together with Nistec. Marketing costs will be divided were been the Company and Nistec as follows: (i) to the extent the portion of the marketing material applicable to the Company can be quantified, costs will be divided accordingly; (ii) in the event that such costs cannot be quantified, each of Nistec and the Company will bear 50% of the marketing costs.

Managements fees- Eltek pays Nistec monthly managements fees.

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

Dated: March 26, 2017