Form 20-F
period 2017-12-31
ELTEK LTD
filed 2018-04-30
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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
 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4927920, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 3.00 Nominal Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to section 15(d) of the act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

2,028,552 Ordinary Shares, nominal value NIS 3.00 per share (as of December 31, 2017)

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

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Emerging growth company ☐	Non-accelerated filer ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Our functional currency is New Israeli Shekel while our reporting currency is the U.S. dollar.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date as published by the Bank of Israel ($1.00 = NIS 3.467 as of December 29, 2017), and except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward‑looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward‑looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward‑looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

TABLE OF CONTENTS
Page No.

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	20
A.	History and Development of the Company	20
B.	Business Overview	21
C.	Organizational Structure	25
D.	Property, Plants and Equipment	26
ITEM 4A.	UNRESOLVED STAFF COMMENTS	26
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A.	Operating Results	26
B.	Liquidity and Capital Resources	33
C.	Research and Development, Patents and Licenses	36
D.	Trend Information	36
E.	Off-Balance Sheet Arrangements	36
F.	Tabular Disclosure of Contractual Obligations	37
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	37
A.	Directors and Senior Management	37
B.	Compensation	40
C.	Board Practices	41
D.	Employees	49
E.	Share Ownership	50
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A.	Major Shareholders	50
B.	Related Party Transactions	51
C.	Interests of Experts and Counsel	52
ITEM 8.	FINANCIAL INFORMATION	53
A.	Consolidated Statements and Other Financial Information	53

ii

B.	Significant Changes	54
ITEM 9.	THE OFFER AND LISTING	54
A.	Offer and Listing Details	54
B.	Plan of Distribution	55
C.	Markets	55
D.	Selling Shareholders	55
E.	Dilution	56
F.	Expense of the Issue	56
ITEM 10.	ADDITIONAL INFORMATION	56
A.	Share Capital	56
B.	Memorandum and Articles of Association	56
C.	Material Contracts	60
D.	Exchange Controls	60
E.	Taxation	60
F.	Dividends and Paying Agents	70
G.	Statement by Experts	70
H.	Documents on Display	70
I.	Subsidiary Information	70
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	70
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	71
PART II		71
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	71
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	71
ITEM 15.	CONTROLS AND PROCEDURES	72
ITEM 16.	[RESERVED]	73
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	73
ITEM 16B.	CODE OF ETHICS	73
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	73
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	73
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	74
ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	74
ITEM 16G.	CORPORATE GOVERNANCE	74
ITEM 16H.	MINE SAFETY DISCLOSURE	74
ITEM 17.	FINANCIAL STATEMENTS	74
ITEM 18.	FINANCIAL STATEMENTS	75
ITEM 19.	EXHIBITS	76

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for the five years ended December 31, 2017.  The selected consolidated financial data as of December 31, 2017 and 2016 and for each of the three years ended December 31, 2017 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  The selected consolidated financial data as of December 31, 2015 and  2014 and for the year ended December 31, 2013 have been derived from our previously published audited consolidated financial statements, which are not included in this annual report.  The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Year ended December 31,	2017	2016	2015	2014	2013
	($ and share data in thousands, except per share data)

Revenues	32,754	37,065	41,350	46,626	50,235
Cost of revenues	(31,427)	(34,248)	(34,802)	(40,604)	(42,242)
Gross profit	1,327	2,817	6,548	6,022	7,933

R&D expenses	(41)	(117)	(90)	(72)	-
Selling, general and administrative expenses	(4,704)	(4,699)	(4,961)	(6,773)	(6,722)
Impairment of goodwill	-	-	-	(80)	-
Total operating expenses	(4,744)	(4,816)	(5,051)	(6,925)	(6,722)
Operating profit (loss)	(3,418)	(1,999)	1,497	(903)	1,271

Financial expenses, net	(298)	(309)	(259)	(356)	(439)
Other income (loss), net	15	(259)	6	38	(26)
Profit (loss) before income tax expense	(3,701)	(2,567)	1,244	(1,221)	806

Income tax (expense) benefit	(74)	(1,158)	(218)	(1,634)	2,975
Net profit (loss)	(3,775)	(3,725)	1,026	(2,855)	3,781
Net profit (loss) attributable to non-controlling interest	-	101	17	190	42
Net profit (loss) attributable to Eltek Ltd. shareholders	(3,775)	(3,624)	1,043	(2,665)	3,823
Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd.	(1.48)	(1.82)	0.51	(0.26)	0.53
Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share	2,029	2029	2029	2029	7,199

CONSOLIDATED BALANCE SHEETS DATA :

	As at December 31,
	2017	2016	2015	2014	2013
	($ and share data in thousands)
Working capital (deficit)	(4,565)	(93)	1,982	(72)	1,997
Total assets	22,145	20,145	25,419	26,266	31,454
Long-term liabilities	911	2,098	3,194	2,087	1,749
Total shareholders’ equity	3,459	6,634	10,335	9,307	13,251
Number of issued and outstanding shares	2,029	2,029	2,029	2,029	2,029

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

We incurred a net loss of $3.8 million in the year ended December 31, 2017 and have not maintained consistent profitable operations in the past. There can be no assurance that we will be able to operate profitably in the future.  To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We will require additional capital in the future, which may not be available to us.

As of December 31, 2017, we had $887,000 in cash and cash equivalents and had a working capital deficit of $3.7 million. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v)  the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) approval of the current or additional lines of credit and long-term loans from banks.

As of December 31, 2017, we had revolving lines of credit aggregating NIS 5.9 million ($1.6 million) with our banks, of which $5.2 million was utilized as of such date, and $2.5 million of long-term loans, including supplier credits.  These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

In June 2017, we obtained a loan of NIS5.0 million (approximately $1.4 million) from Nistec Ltd., our controlling shareholder. The terms of the loan were amended on March 26, 2018. For additional information, see Item 5, “Operating and Financial Review and Prospects”. In March 2018, we obtained another loan from Nistec of NIS 4.0 million (approximately $1.1 million). In April 2018, Nistec provided us a letter of commitment to provide us additional financing in the amount of up to $2.5 million, valid until one year following the date of financial statements approval. The Company’s Board of Directors approved such additional funding from Nistec or a bank loan guaranteed by Nistec.

During the three years ended December 31, 2017, we invested approximately $980,000 million in new equipment and the expansion of our facilities and infrastructure. To the extent that the funds generated from our operations and our existing capital resources are insufficient to fund our operating, financial and capital investment requirements, we will need to raise additional funds through public or private financing or other sources.  Additional financing may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected. For bank covenants see Item 3D “Risk Factors.”

We may not be in compliance with financial covenants in our loan agreements

We are subject to financial covenants in our loan agreements with the banks that provide us with our credit facilities and long-term loans.  Our compliance with the financial covenants is measured annually based on our annual audited financial statements. As of December 31, 2017 and December 31, 2016 we were not in compliance with these covenants; however, one bank granted us a waiver for such non-compliance until the publication of financial statements as of December 31, 2018, and another bank granted us a waiver until the publication financial statements as of June 30, 2018. As a result, long term bank loans in the amount of $911,000  were reclassified from long term to short term,  The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

Both banks have the right to demand immediate repayment of the loans and lines of credit in the event of non-compliance with the financial covenants or a change of control in our company, if such a change occurred without their prior approval.  Our failure to remain in compliance with each of the banks’ covenants, obtain waivers, negotiate agreements with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position. There is considerable doubt that we will retain compliance with the bank covenants during 2018.

We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

The proper function of our manufacturing equipment is an important element for effectively operating our business. We own and use several unique manufacturing machines, some of which are ageing, and sometimes malfunction, causing disruptions and occasionally even cessation of our manufacturing activities, which adversely affects our business. It is possible that substantial funds may be required to repair or replace our unique machinery, which may not be available to us. Further, the replacement of certain machinery could be a long process. Machinery failure could cause a cessation of our manufacturing activities for a significant period of time, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

One key customer accounts for a significant portion of our revenues. The loss of this customer or other key customers would have an adverse impact on our business results.

In the years ended December 31, 2017, 2016 and 2015, a group of 9 affiliated companies accounted for 14.6%, 16.3%, and 17.9% of our total revenues, respectively and another group of 4 affiliated companies accounted for 10.2%, 5.9%, and 7.3% of our total revenue, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be adversely affected by currency fluctuations.

Our revenues and expenses are denominated in NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 6.3% lower in 2017 than in 2016, which had a negative impact on our operating results in 2017.  In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected.
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

During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. The global and domestic economies continue to face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.

Significant portions of our operations are conducted outside the markets in which our products and solutions are manufactured or generally sold, and accordingly, we often export a substantial number of products into such markets. We may, therefore, be denied access to potential customers or suppliers or denied the ability to ship products from any of our subsidiaries into the countries in which we currently operate or wish to operate, as a result of economic, legislative, political and military conditions, including hostilities and acts of terrorism, in such countries.

We may also be required in the future to increase our reserves for doubtful accounts.  In addition, the fair value of some of our assets may decrease as a result of an uncertain economy and as a result, we may be required to record impairment charges in the future.  If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

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

In October 2015, we filed an application for an emissions permit with the Israeli Ministry of Environmental Protection, or the Ministry.  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. Throughout 2016 and 2017 we submitted amended applications and conducted several discussions with the Ministry. We received the emissions permit in July 2017.

If we are found to be in violation of environmental laws, then in addition to fines, we could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to a shutdown of our factory. Such sanctions could have a material adverse effect on our business, financial condition and results of operations.

Rapid changes in the Israeli and international electronics industries and recessionary pressure may adversely affect our business.

Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  The electronics industry is subject to rapid technological changes and products obsolescence.  Discontinuance or modification of products containing PCBs manufactured by our company could have a material adverse effect on us.  In addition, the electronics industry is subject to sharp economic cycles.  Increased or excess production capacity by our competitors in the PCB industry and recessionary pressure in major electronics industry segments may result in intensified price competition and reduced margins.  As a result, our financial condition and results of operations may be adversely affected.  A decline in the Israeli and international electronic markets may cause a decline in our revenues and adversely affect our operating results and financial condition in the future.

Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

The global PCB industry is highly fragmented and intensely competitive.  It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. and major international PCB exporters, mainly from South East Asia, Europe and North America. In March 2018 it was published that PCB Technologies signed an agreement for a significant investment of NIS 124.2 million (approximately $35 million) investment in the company, which could improve its competitiveness.

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

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time.  During the years ended December 31, 2017, 2016 and 2015, our purchases from one supplier accounted for 22.6%, 22.4% and 17.9% of our total consolidated raw material costs, respectively.  We may not be able to identify and integrate alternative sources of supply in a timely fashion.  Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

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

Our business plan assumes an increase in revenues to the U.S. market.  However, our efforts to increase sales to the U.S. market may not succeed and sales to the medical, defense and aerospace industries may be affected by several factors, including cutbacks in U.S. government spending, and this may not become a substantial market for us.  If we are unsuccessful in such efforts, our future revenues and profitability would be adversely affected.  In order to sell PCBs to the U.S. defense market we were required to obtain International Traffic in Arms Regulations (ITAR) registration from the U.S. Department of State, which is subject to periodic extension.  There can be no assurance that we will be able to retain our ITAR certification. In the event of a change in control of our company, the U.S. Department of State may investigate the transfer of control and oppose the transaction.  The loss of our ITAR certification could adversely affect our future revenues and profitability.

We may be subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite to our ability to work on classified contracts for the U.S. government.

A facility security clearance is required in order to be awarded and perform classified contracts for the U.S. Department of Defense, or the DoD, and certain other agencies of the U.S. government. To become a cleared entity, we must comply with the requirements of the National Industrial Security Program Operating Manual, or the NISPOM, and any other applicable U.S. government industrial security regulations. Further, due to the fact that a significant portion of our voting equity is owned by a non-U.S. entity, we are required to be governed by and operate in accordance with the terms and requirements of a Special Security Agreement, or the SSA.

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

     International operations are subject to inherent risks, including the following:

•	the impact of possible recessionary environments or economic instability in multiple foreign markets;

•	changes in regulatory requirements and complying with a wide variety of foreign laws;

•	tariffs and other trade barriers;

•	the imposition of exchange or price controls or other restrictions on the conversion of foreign currencies; and

•	difficulties and costs of staffing and managing foreign operations.

Significant political developments could also have a materially adverse effect on us. In the United States, potential or actual changes in fiscal, defense appropriations, tax and labor policies could have uncertain and unexpected consequences that materially impact our business, results of operations and financial condition. In the U.K., “Brexit,” the referendum in which voters approved an exit from the European Union, or E.U., could lead to legal uncertainty and potentially divergent national laws and regulations which could adversely affect our business and financial condition. While the U.K. and the E.U. are expected to reach an agreement by 2019 regarding the U.K.’s formal exit from the E.U., political changes in the U.K. following the “Brexit” referendum and other factors leave it unclear when exactly the U.K. will exit and on what terms.

Compliance with the conditions of a new business permit may be costly.

In connection with the change of control of our company that resulted from Nistec’s acquisition of a controlling stake in our company, Israeli law requires us to obtain a new business permit in order to continue operating our business. We received a temporary permit until January 2019. The temporary permit contains certain conditions, including conditions imposed by the Israeli Ministry for Environmental Protection, and a building permit, which includes additional conditions., which we are required to comply with as a condition for its renewal. Compliance with these conditions may be costly. If we are unable to comply with such requirements, certain sanctions may be imposed, including significant fines and possibly an order shutting down the factory.

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

In recent years, our suppliers have increased their prices for most of our principal raw materials. We have faced pressure to raise our prices for our products to compensate for supplier price increases in order to maintain our operating margins, which we may not be able to achieve due to the competitive market Future price increases for our principal raw materials may materially affect our operating margins and future profitability.

Obstacles in our transition to a new enterprise resource planning system may adversely affect our business and results of operations and the effectiveness of our internal control over financial reporting.

We have engaged in a multi-year process of conforming the majority of our operations onto one global enterprise resource planning system, or ERP. The ERP is designed to improve the efficiency of our supply chain and financial transaction processes, accurately maintain our books and records, and provide information important to the operation of the business to our management team. In the third quarter of 2017 we decided, due to lack of human and financial resources and unfavorable cost-benefit, to withhold implementation of ERP system. The ERP system was then fully amortized. The implementation of the ERP may continue in the future, which will require significant investment of human and financial resources, and we may experience significant delays, increased costs and other difficulties as a result. Any significant disruption or deficiency in the design and implementation of the ERP could have a material adverse effect on our ability to fulfill and invoice customer orders, apply receipts, place purchase orders with suppliers, and make disbursements, and could negatively impact data processing and electronic communications among business locations, which may have a material adverse effect on our business, consolidated financial condition or results of operations. While we have invested significant resources in planning and project management, significant implementation issues may arise.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Breaches of network or information technology (IT) security, natural disasters, pandemics, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations.  Although we have not become aware of any of these events as of the date of this annual report , we expect that our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the global PCB industry.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  Any of these occurrences could adversely affect our results of operations and financial condition.

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

We are required to comply with “conflict minerals” rules which impose costs on us, may make our supply chain more complex, and could adversely impact our business.

We are subject to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to perform due diligence, disclose and report whether our products contain conflict minerals. President Trump’s administration has indicated that the Dodd-Frank Act will be under further scrutiny and some of the provisions of the Dodd-Frank Act may be revised, repealed or amended. In April 2017, the U.S. Securities and Exchange Commission, or the SEC, announced that it was suspending enforcement of portions of the conflict minerals regulations enacted under the Dodd-Frank Act following a ruling by the U.S. Court of Appeals for the District of Columbia Circuit. The implementation of these requirements and any changes effected by the Trump administration could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will likely incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to our products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to alter our products, processes or sources of supply to avoid use of such materials. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor’s products.

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

During the last several years, a supplier of one of our software packages has requested to conduct an audit of our operations to verify that we do not breach any intellectual property rights it allegedly owns.  We believe that we have fully, diligently and timely complied with our obligation toward the supplier.  We also believe that the supplier has no right to conduct any audit of our products or services and such audit may cause us to breach confidentiality obligations to other entities, and therefore replied that there were no grounds for his request.  If we are found to be in violation of such supplier’s intellectual property rights, we could be liable for compensation and costs of an unknown amount.  Such liability could have a material adverse effect on our business, financial condition and results of operations.

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

We have agreements with our directors and senior officers which may require us, subject to Israeli law and certain limitations in the agreements, to indemnify our directors and senior officers for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Israeli Companies Law, 5759-1999, or the Israeli Companies Law.  These liabilities may include  financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent.  Furthermore, we agreed to exculpate our directors and officers with respect to a breach of their duty of care towards our company. On October 17, 2017, our shareholders approved an updated indemnification agreement to be entered to with our directors and officers.

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

As of April 29, 2018, Mr. Yitzhak Nissan, our Chairman of the Board and CEO, beneficially owns 56.6% of our outstanding ordinary shares.  On June 2, 2016, Mr. Nissan personally acquired on the market 124,028 of our ordinary shares increasing his direct and indirect voting interest from 50.5% to 56.6%. Accordingly, Nistec and Mr. Nissan have the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions.  Nistec and Mr. Nissan may make decisions regarding Eltek and our business that are opposed to other shareholders’ interests or with which other shareholders may disagree.  Nistec’s and Mr. Nissan’s voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders.

If we fail to maintain compliance with NASDAQ’s continued listing requirements our shares may be delisted from the NASDAQ Capital Market.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “ELTK.”  To continue to be listed on NASDAQ, we need to satisfy a number of requirements, including a minimum bid price for our ordinary shares of $1.00 per share for 30 consecutive business days and shareholders’ equity of at least $2.5 million.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.00 threshold requirement for continued trading. On June 23, 2015 we received notification from Nasdaq advising us that we were not in compliance with the $1.00 threshold requirement for continued trading.  On August 26, 2015, we have regained compliance with the listing rules, and the matter was then closed.  On December 28, 2016, for the second time, we received notification from Nasdaq advising us that we were not in compliance with the $1.00 threshold requirement for continued trading.  Following a reverse split of our ordinary shares, on November 22, 2017, we regained compliance with Listing Rule 5550(a)(2) and our shares continue to be listed on the NASDAQ Capital Market.

Our shareholders' equity as of December 31, 2017 was $3.5 million. If in the future, our shareholders’ equity declines below $2.5 million or our share price drops again and remains under $1.00 for 30 consecutive business days, and if we are ultimately delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

Penny stock rules will limit the ability of our stockholders to sell their stock.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. If we lose our listing on NASDAQ Capital Market our securities will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell our stock.

In addition to the penny stock rules described above, FINRA has adopted rules that require that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit their ability to buy and sell our shares and have an adverse effect on the market for our shares

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” (“PFIC”).  Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in Item 10E. “Additional Information – Taxation” ) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2017 taxable year.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We do not expect to distribute dividends in the foreseeable future.

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain our current and any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.  According to the Israeli Companies Law, a company may distribute dividends out of its profits, provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court. In the event cash dividends are declared, such dividends will be paid in NIS.  The declaration of dividends is subject to the discretion of our board of directors and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.  You should not rely on an investment in our company if you require dividend income from your investment.

Risks Relating to Our Operations in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices, production, manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Conflicts in North Africa and the Middle East, including in Egypt and Syria which border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.  However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of the NASDAQ Stock Market Rules regarding the composition of the board of directors, director nomination process and quorum at shareholders’ meetings.  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice regarding, for example, the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC, or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.            History and Development of the Company

We were incorporated under the laws of the State of Israel on January 1, 1970.  We are a public limited liability company under the Israeli Companies Law, and operate under that law and associated legislation.  Our registered offices and principal place of business are located at 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4927920, Israel and our telephone number is +972-3-9395025.  Our website is www.nisteceltek.com.  The information on our website is not incorporated by reference into this annual report.

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

In June 2002, we acquired a majority ownership interest in Kubatronik-Leiterplatten GmbH (“Kubatronik”), a European manufacturing and marketing subsidiary located in Geislingen, Germany.  In December 2016, we sold all our shares of Kubatronik to Mr. Alois Kubat, Kubatronik’s only other shareholder and founder.  For additional information see Item 4C “Organizational Structure”.

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

In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company. In June 2016, Mr. Nissan, the controlling shareholder of Nistec, and our Chairman and CEO, acquired in the market 124,028 ordinary shares of the, increasing his direct and indirect voting interest to from 50.5% to 56.6%.

During the three years ended December 31, 2017, we invested approximately $980,000 in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $2.1 million in capital expenditures in 2018, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities.  We intend to finance these expenditures with suppliers’ credit, cash flow from operations and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.

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

Introduction of new disruptive technologies. Semi-additive and Fully-additive technologies are arising and will be affecting the conventional industries in the future.

Manufacturing and Engineering Processes

Significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry.  During the three years ended December 31, 2017, we invested approximately $703,000 in machinery and equipment for that purpose.

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

Enterprise Resources Planning (ERP) Software.  We had  been engaged in a multi-year process of conforming the majority of our operations onto one global enterprise resource planning system ("ERP"). The ERP system is designed to improve the efficiency of our supply chain and financial transaction processes, accurately maintain our books and records, and provide information important to the operation of the business to our management team. In 2014 we acquired a new ERP system dedicated to the PCB industry from Proms.  In the third quarter of 2017 we decided, due to lack of human and financial resources and unfavorable cost-benefit, to withhold implementation of ERP system. The ERP system was then fully amortized..

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2017, 2016 and 2015, the primary industries for which we produced PCBs were defense and aerospace equipment (48.0%, 44.8% and 42.4% of production, respectively), medical equipment (14.3%, 16% and 12.1% of production, respectively), industrial equipment (4.2%, 9.2% and 9.8% of production, respectively), distributors, contract electronic manufacturers and others (33.6%, 30% and 35.7% of production, respectively).

Customers.  During the year ended December 31, 2017, we provided PCBs to approximately 195 customers in Israel and approximately 101 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, , the Netherlands, India, Italy, Romania, Uruguay, China, and South Africa.  Sales to non-Israeli customers were $13.1 million (39.9% of revenues) for the year ended December 31, 2017, $19.5 million (53.0% of revenues) for the year ended December 31, 2016 and $20.7 million (50.0% of revenues) for the year ended December 31, 2015. In the years ended December 31, 2017, 2016 and 2015 a group of 9 affiliated companies accounted for 14.6%, 16.3%, and 17.9% of our total revenues, respectively, and another group of four affiliated companies accounted for 10.2%, 5.9%, and 7.3% of our total revenue, respectively.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies.  We currently have nine persons involved in sales, of which six persons are in Israel and three persons are in the United States.  We also have sales representatives in Germany, Finland and Spain.  In the Netherlands, Italy, and South Africa, PCB trading and manufacturing companies act as distributors of our products.  In North America, we market and sell our products through Eltek USA as well as through independent local sales representatives.  In India, we market our products through a local sales representative.  We maintain technical support services for our customers worldwide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of seven persons.

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

 We have ongoing programs to upgrade our processes by implementing high-quality standards, employee training and special training activities for clients.  Marketing efforts include recruiting independent sales representatives in various geographic areas, the distribution of promotional materials, seminars for engineers, and the supply of technical information to business publications.

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

During recent years, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers; however, we may not continue to be successful in such negotiations in the future.  We have also faced pressure to raise our prices for our products to compensate for these price increases and although we have managed to date to maintain our sales prices with moderate price increases, we may not be able to so in the future. Last year the price for raw materials increased drastically due to the Copper demand in the world and the price rise for resin and glass.

Competition

The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue.  The global PCB industry is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid multi-layer PCBs.  In the Israeli market, we mainly compete with major PCB exporters, mainly from South East Asia, North America and Europe, and the Israeli firm PCB Technologies Ltd. In March 2018, it was reported that PCB Technologies signed an agreement with a local fund for significant investment in PCB Technologies Ltd. which could improve its competitiveness. In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy),  Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market, we mainly compete with TTM, Inc. (previously known as DDi Corp and Viasystems), KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne. Many of these competitors have significantly greater financial, technical and marketing resources than us.  Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose market share and reduce prices.

Backlog

We estimate that our backlog of unfilled orders as of December 31, 2017, was approximately $9.1 million compared to a backlog of approximately $4.5 million at December 31, 2016.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  Because unfilled orders may be cancelled prior to delivery, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

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

In October 2015, we filed an application for an emissions permit with the Ministry.  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete, and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. Following communications with the Ministry, we submitted an amended application and received our emissions permit in July 2017.

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

C.             Organizational Structure

In June 2002, we acquired a 76% interest in Kubatronik, a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  Mr. Alois Kubat, Kubatronik’s founder, held the remaining 21% interest in Kubatronik (after we acquired from him an additional 3% of shares of Kubatronik in May 2012).  Mr. Kubat had the right to require us to purchase, and we have the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik.  In May 2012, Mr. Kubat exercised his option with respect to 3% of the shares of Kubatronik for approximately Euro 69,000 and reduced his ownership percentage from 24% to 21%.  The price for Mr. Kubat’s remaining holdings in Kubatronik under the put option was Euro 483,000, while the price for such holdings under the call option was Euro 513,000.  In recent years, Kubatronik has incurred losses, which were financed by us. Although we took measures to improve Kubatronik’s results, we were not successful in our efforts. Therefore, on December 19, 2016, we sold all of the Kubatronik shares held by us to Mr. Kubat.  As part of the transaction, we paid Mr. Kubat Euro 483,000 on account of his option and provided Kubatronik with an Euro 110,000 advance, to support its cash flow.  This advance, together with Kubatronik’s debt to Eltek in the amount of Euro 1,031,000, was forgiven as part of the transaction.  In consideration for the sale, Eltek is entitled to contingent consideration equal to 20% of Kubatronik’s net profit in 2017, and 10% of Kubatronik’s net profit in each of 2018 and 2019. We and Kubatronik further agreed that until the end of 2017, the two parties would offer a 10% discount on sales of their corresponding products to one another and pay a 10% commission on sales each party effects to customers introduced by the other. Kubatronik will continue to manage Eltek Europe GmbH. Mr. Avi Gal, our CIO, has served as Kubatronik’s CEO, on a part-time basis until the end of 2017.

In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing activities in the North American market.  Eltek USA Inc. commenced operations in 2008.

In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

In November 2013, Nistec acquired a controlling 50.5% stake in our company.  In June 2016, Mr. Nissan, our Chairman and CEO  and the controlling shareholder of Nistec, acquired 124,028 additional ordinary shares of our company, increasing his direct and indirect voting interest from 50.5% to 56.6%.

D.            Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  In 2017, we exercised our option to extend the lease for an additional five years period, which will expire in February 2022. In the year ended December 31, 2017, we incurred $812,000 of leasing expenses for these premises.

Our U.S. subsidiary, Eltek USA Inc., leases approximately 1,682 square feet of office space in New Hampshire under a lease that expires in February 2020.  In the year ended December 31, 2017, we paid an aggregate of $25,000 in lease payments for these premises.

Leased Equipment

We lease manufacturing equipment under an agreement that obligates us to pay a total of $1.5 million through December 2022.  Our monthly lease expense in 2018 under this agreement is $41,000.

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

Overview

We were incorporated under the laws of the State of Israel in 1970.  Following our initial public offering in January 1997, our ordinary shares were listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market.  We develop, manufacture, market and sell PCBs, including HDI multi-layered and flex-rigid boards for electronic devices.  Our principal customers include manufacturers of medical equipment, defense and aerospace equipment, industrial equipment, and telecom and networking equipment, as well as contract electronic manufacturers.  We have production facilities in Israel and marketing subsidiaries in the United States and Germany.

In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company. In June 2016, Mr. Nissan, our Chairman and CEO and the controlling shareholder of Nistec, acquired 124,028 additional ordinary shares of our company in the open market, increasing his direct and indirect voting interest from 50.5% to 56.6%.

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

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2017	2016	2015
Revenues	100%	100%	100%
Cost of revenues	(95.9)	(92.4)	(84.2)
Gross profit	4.1	7.6	15.8
R&D expenses	(0.1)	(0.3)	(0.2)
Selling, general and administrative expenses	(14.4)	(12.7)	(12)
Operating profit	(10.4)	(5.4)	3.6
Financial expenses, net	(0.1)	(0.8)	(0.6)
Other income (loss), net	*	(0.7)	*
Profit (loss) before income tax (expense) benefit	(11.3)	(6.9)	3.0
Income tax (expense)	0.2	(3.1)	(0.5)
Net profit (loss)	(11.5)	(10)	2.5
Net profit (loss) attributable to non-controlling interest	*	0.2	*
Net profit (loss) attributable to Eltek Ltd.	(11.5)	(9.8)	2.5
___________________
* Less than 0.1%

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues.  Revenues decreased by 11.7% to $32.8 million in the year ended December 31, 2017, from $37 million in the year ended December 31, 2016 ($33.2 million excluding Kubatronik).  The decrease in revenues excluding Kubatronik is primarily attributable to manufacturing obstacles and to decreased demand for our products, mainly from foreign customers.

Cost of Revenues.  Cost of revenues decreased by 8.3% to $31.4 million for the year ended December 31, 2017, from $34.2 million for the year ended December 31, 2016 ($30.4 million excluding Kubatronik).  The decrease in cost of revenues is primarily attributable to the exclusion of Kubatronik's results and the decreased revenues.  Cost of revenues as a percentage of revenues increased to 95.9% for the year ended December 31, 2017, from 92.4% for the year ended December 31, 2016.  The increase in cost of revenues as a percentage of revenues is primarily attributable to our inability to reduce fixed costs to the extent necessary to offset the reduction in revenues in 2017.

Gross Profit.  Gross profit decreased by 51.2% to $1.3 million for the year ended December 31, 2017, from $2.8 million for the year ended December 31, 2016.  The decrease in gross profit is primarily due to the decrease in revenues.  Gross profit as a percentage of revenues decreased to 4.1% for the year ended December 31, 2017, from 7.6% for the year ended December 31, 2016 ($2.8 million or 8.3% of revenues excluding Kubatronik).  The decrease in gross profit as a percentage of revenues is primarily attributable to the decrease in revenues, and the negative impact of the decline of the dollar exchange rate.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $4.7 million in the year ended December 31, 2017, similar to the $4.7 million in the year ended December 31, 2016 ($4.2 million excluding Kubatronik) . The increase in selling, general and administrative expenses excluding Kubatronik is primarily attributable to a lower exchange rate of the dollar. .

R&D Expenses. In 2017 we recorded R&D expenses of $41,000  in connection with our participation in the Printel program, a consortium within the framework of the MAGNET program of the Israeli National Authority for Technological Innovation (previously known as the Office of the Chief Scientist in the Israeli Ministry of Economy and Industry of the State of Israel) (the “NATI”). We recorded $117,000 of R&D expenses in 2016.

Operating Loss.  We recorded an operating loss of $3.4 million in the year ended December 31, 2017, compared to operating loss of $2 million in the year ended December 31, 2016 ($1.6 million excluding Kubatronik)  . The operating loss is primarily attributable to the decrease in our revenues.

Financial Expenses, Net.  Financial expenses, net decreased by 4% to $298,000 in the year ended December 31, 2017, from $309,000 in the year ended December 31, 2016 ($253,000 excluding Kubatronik).  Our financial expenses in 2017 were primarily attributable to interest paid on short-term and long-term debt and the impact of the NIS exchange rate on outstanding dollar and Euro denominated balances of our receivables from customers and debt to our suppliers. The increase in financial expenses in 2017 compared to 2016 excluding Kubatronik is primarily attributable to the increase in our financial liabilities, and the impact of the NIS exchange rate on outstanding dollar and Euro denominated balances of our receivables from customers and debts to our suppliers.

Other Income (Loss), Net.  We had other income, net of $15,000 in the year ended December 31, 2017, compared to other loss, net of $259,000 in the year ended December 31, 2016, primarily as a result of the sale of our interest in Kubatronik .

Income Tax Expense.  During the year ended December 31, 2017 we recorded a tax expense of $74,000 million compared to a tax expense of $1.2 million in 2016. Tax expenses in 2017 were mainly attributable to our subsidiary in the United States. In 2016, we wrote-off the entire amount of our deferred tax assets based on uncertainty about our ability to realize it in the foreseeable future. Such uncertainty resulted from a reduced demand for our products, a change in the PCB buying patterns of our domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and possible devaluation of the U.S. dollar against the NIS, all of which may adversely affect our future profitability.

Net Loss Attributable to Non-Controlling Interest.  We did not have any loss attributable to non-controlling interest in 2017 since we sold our interest in Kubatronik at the end of 2016. Net loss attributable to non-controlling interest of $101,000 in the year ended December 31, 2016  reflects the other shareholder’s proportionate share in Kubatronik’s net loss. We sold our entire interest in Kubatronik in December 2016. For additional information see Item 4C “Organizational Structure”.

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

R&D Expenses. In 2016 we recorded R&D expenses of $117,000  in connection with our participation in the Printel program, a consortium within the framework of the MAGNET program of the Israeli National Authority for Technological Innovation (previously known as the Office of the Chief Scientist in the Israeli Ministry of Economy and Industry of the State of Israel) (the “NATI”). We recorded $90,000 of R&D expenses in 2015.

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

Net Loss Attributable to Non-Controlling Interest.  Net loss attributable to non-controlling interest of $101,000 in the year ended December 31, 2016  reflects the other shareholder’s proportionate share in Kubatronik’s net loss, as compared to net loss attributable to non -controlling interest of $17,000 in Kubatronik’s net loss for the year ended December 31, 2015.  We sold our entire interest in Kubatronik in December 2016. For additional information see Item 4C “Organizational Structure”.

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  For example, the NIS value of our dollar or Euro denominated revenues are negatively impacted in case of a depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 6.3% lower in 2017 than 2016 and the average exchange rate of the NIS against the Euro was 4.4% lower in 2017 than 2016, and in total, these changes had a negative impact on our operating results in 2017.  The average exchange rate of the NIS against the dollar was 1.1% lower in 2016 than 2015 and the average exchange rate for the NIS against the Euro was 1.5% lower in 2016 than 2015, and in total, these changes had a negative impact on our operating results in 2016.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the dollar and Euro, between December 31 each year and December 31 of the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index, or the CPI.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Dollar	(9.8)%	(1.5)%	0.3%	12%	(7)%
Euro	2.7%	(4.8)%	(10.1)%	(1.2)%	(2.8)%
Israeli CPI	0.4%	(0.2)%	(1.0)%	(0.2)%	1.8%

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

Israel and the E.U. concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligated Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the E.U., which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the E.U..  In June 2014, Israel joined the E.U.’s Horizon 2020 Research and Innovation program.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income under the Income Tax Ordinance, 5721-1961.  The regular corporate tax rate in Israel for 2016 and 2017 was 25% and for the years 2015 and  2014 was 26.5%. The regular corporate tax rate in Israel for 2018 was reduced to 23%.  However, one of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended.  Subject to certain time limitations, a certain portion of our income derived from such benefited enterprise will be subject to a zero tax rate, while the remainder will be taxed at a rate of up to 26.5%.  Alternatively we may select a “preferred enterprise” status, which will allow us to be taxed at a rate of 16% on all of our income.  For additional information see Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959” and Note 14 to our consolidated financial statements.

As of December 31, 2017, we had approximately $22.6 million in tax operating loss carryforwards and $6.5 million in capital loss carry forwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2008 tax years are considered final due to the statute of limitations.  Our European subsidiary, Eltek Europe, has received final tax assessments through the 2010 tax year.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation.

During 2017, we recorded tax expenses of $74,000, mainly in respect of our subsidiary in the United States. In 2016, we wrote-off the entire amount of our deferred tax assets based on uncertainty about our ability to realize it in the foreseeable future. Such uncertainty resulted from a reduced demand for our products, a change in the PCB buying patterns of our domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and possible devaluation of the U.S. dollar against the NIS, all of which may adversely affect our future profitability.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard will become effective for us starting January 1, 2019. Early adoption of the standard is allowed. We are in the process of evaluating this guidance to determine the impact it will have on our financial statements and related disclosures

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In July 2015, FASB deferred the effective date by one year to December 15, 2017 and permitting early adoption of the standard, but not before the original effective date of December 15, 2016. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method).

In November 2017, FASB issued ASU No. 2017-14, Income Statement—Reporting Comprehensive, Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). ASU No. 2017-14 incorporates into the Accounting Standards Codification recent Securities Exchange Commission ("SEC") guidance related to revenue recognition. ASU No. 2017-14 was effective upon issuance.

We are still evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures.

We had reviewed the effects of the adoption of ASC-606 and do not expect any material effects on the financial statement of we.

B.             Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million). In August 2013, we entered into a definitive investment agreement with Nistec pursuant to which Nistec purchased 706,531 of our ordinary shares  (approximately 34.8% of our issued share capital on a fully diluted basis) in consideration of $4.2 million.

As of December 31, 2017, we had $887,000 in cash and cash equivalents and a working capital deficit of $3.7 million compared to $1.2 million in cash and cash equivalents and working capital deficit of $29,000 at December 31, 2016.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	($ in thousands)
Year ended December 31,	2017	2016	2015

Net cash provided by (used in) operating activities	(3,444)	165	1,720
Net cash used in investing activities	275	(750)	(866)
Net cash used in (provided by) financing activities	3,244	473	(1,068)
Net cash from Proceeds from sale of investments	-	271	-
Effect of translation adjustments	128	37	123
Net increase (decrease) in cash and cash equivalents	(347)	196	(91)
Cash and cash equivalents at beginning of year	1,234	1,038	1,129
Cash and cash equivalents at end of year	887	1,234	1,038

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

Net cash used in operating activities was $3.4 million in the year ended December 31, 2017.   This amount was primarily attributable to our net loss of $3.8 million, an increase in other receivables of $1.2 million, an increase in trade receivables of $597,000, a decrease in trade payable of $330,000 and a decrease in other liabilities and accrued expenses of $107,000. This amount was partially offset by a depreciation of fixed assets of $1.7 million, an amortization of intangible asset of $348,000, a decrease in inventories of $471,000, a change in employee severance benefits of $69,000 and a revaluation of long term loans of $17,000.

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

Net cash used in investing activities was $275,000 in the year ended December 31, 2017 compared to $750,000 in the year ended December 31, 2016 and $866,000 in the year ended December 31, 2015.  Net cash used in investing activities in the years ended December 31, 2017, 2016, and 2015 was primarily for the purchase of fixed assets for our production lines, and leasehold improvements.

Net cash provided by financing activities was $3.2 million in the year ended December 31, 2017, which was primarily attributable to increase in short-term credit of $2.8 million, an increase in short- term shareholder loan of 1.4 million and proceeds from long term loans of $167,000. These amounts were partially offset by a repayment of long term loan of $870,000, and a repayment of credit from fixed asset payables of $216,000.

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

As of December 31, 2017, we had revolving lines of credit of approximately $2.2 million with Bank Hapoalim B.M , $2.2 million with Bank Leumi B.M. and 865,000 with Bank Hamizrahi B.M and long-term loans of $1.2 million from Bank Hapoalim B.M, $654,000 from Bank Leumi B.M.

As of December 31, 2017, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $688,000.  Of such amount, , $289,000 is linked to the dollar and $399,000 is not linked.

Our credit lines and short-term loans bear annual interest at Prime + 0.85% - 1.7%.

Our long-term bank loans and loan from fixed asset suppliers bear annual interest as follows:

•	linked to the dollar - from 5% to 8.56%.

•	NIS not linked 5%-5.6%.

The loans from the banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements with the banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

Bank Hapoalim and Bank Leumi require us to maintain a specific set of covenants each fiscal year.  We are required to meet all of the following financial covenants: (i) maintaining adjusted shareholders’ equity equal to the greater of $4.5 million or 17% of our consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders’ equity excludes certain intangible and other assets.  Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses.  As of December 31, 2017, we were not in compliance with the covenants; however, one bank granted us a waiver for such non-compliance until the publication of the financial statements for December 31, 2018 and another bank granted us a waiver until the publication of the financial statements for June 30, 2018. As a result, long term bank loans in the amount of $911,000  were reclassified from long term to short term,  As of December 31, 2016, we were not in compliance with the covenants of debt service ratio of 1.5; however, the banks provided us with a waiver for this year with respect to these covenants.

In June 2017, we obtained a loan of NIS 5.0 million (approximately $1.4 million) from Nistec, our controlling shareholder. On April 29, 2018, the loan terms were amended. Following the amendment, the main terms of the loan, with retroactive effect to June 2017, are:

•	interest at a rate of 2.6% per annum;
•
principal shall be repaid in eight (8) equal installments, over a period of two (2) years, and interest shall be repaid on a quarterly basis, as of the date of its extension. Notwithstanding anything to the contrary, the Company shall not be obligated to repay the loan and the applicable interest if the banks who have lent monies to the Company do not approve such repayment; and

•	prepayment is at the Company’s discretion.

In July 2017, we received a line of credit dedicated to a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank HaPoalim, guaranteed by Nistec Ltd., for a period of up to one year.

In November 2017, we obtained a loan of NIS 3 million (approximately $840,000) from Mizrahi-Tefahot Bank, guaranteed by Nistec Ltd.

In March 2018, we obtained another loan from Nistec of NIS 4.0 million (approximately $1.1 million).

In April 2018, Nistec provided us a letter of commitment to provide us additional financing in the amount of up to $2.5 million, valid until one year following the date of the approval of our financial statements for December 31, 2017 (the “Commitment Letter”).

In April 2018, our Board of Directors approved the additional funding extended by Nistec in March 2018 and the Commitment Letter, either through a bank loan guaranteed by Nistec, a loan extended directly by Nistec to our company, or a combination thereof. In the event that Nistec will provide us with a loan, its terms will either be back-to-back to the terms at which Nistec obtains its financing, or, at Nistec’s discretion, such loan shall bear no interest, but will be linked to the Israeli Consumer Price Index.

 Capital expenditures on a cash basis for the years ended December 31, 2017 and 2016 were approximately $275,000 and $750,000, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2017 amounted to $185,000.  Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements.  We intend to finance our 2018 capital expenditures mainly with bank loans, suppliers’ credit and operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us.  Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

We expect to finance our 2018 budget from operational cash flow, revolving bank credit lines and long-term bank loans, supplier financing and loans provided by our controlling shareholder, Nistec, in an amount of  up to $2.5 million, which were committed to the Company.  Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2018, our liquidity could be negatively affected by a continued operational difficulties in our manufacturing and a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D. “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2018.  Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

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

D.            Trend Information

In recent years, we faced a reduced demand for our products, and we experienced operational difficulties in 2016 and 2017.

Our backlog at December 31, 2017 was approximately $9.1 million compared to a backlog of approximately $4.5 million at December 31, 2016.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  The decrease in our backlog was primarily due to the decrease in demand for our products.  For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, a substantial portion of our backlog may be subject to cancellation without penalty.

E.             Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2017.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
Short-term bank credit (1)	8,505	8,505	-	-	-
Long-term debt obligations (1)	688	300	388	-	-
Operating lease	230	46	94	90	-
Other contractual obligations	1,840	687	1,009	144	-
Purchase obligations	848	848	-	-	-
Other short-term liabilities reflected on the company’s balance sheet	4,111	4,111	-	-	-
Other long-term liabilities reflected on the company’s balance sheet	231	-	-	-	231
Estimate of interest payments on long-term debt obligations (2)	126	83	43	-	-
Total	16,579	14,580	1,534	234	231

_________________________
(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

(2)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2017 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 7 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	68	Chairman of the Board of Directors and CEO
Mordechai Marmorstein (1)(2)	71	Director
Gavriel David Meron	65	Director
David Rubner(4)	78	Director
Erez Meltzer(4)	60	Director
Gad Dovev(1)(2)(3)(4)	71	External Director
Lian Goldstein(1)(2)(3)(4)	43	External Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee
(4) Member of the Special Independent Committee for M&A purposes

Ms. Yodfat Harel Buchris’ resigned as external director on October 30, 2017. At our 2017 annual general meeting of shareholders held on October 17, 2017,  our shareholders elected Ms. Lian Goldstein to serve as an external director for an initial three-year term, re-elected Mr. Gad Dovev to serve as an external director for a second three-year term and re-elected Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to serve as a directors until our 2018 annual general meeting of shareholders.

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

Erez Meltzer has served as the Chairman of our Board of Directors from 2011 to 2013 and has served as a director since 2009.  Mr. Meltzer is the Executive Chairman of Hadassah Medical Center.  Mr. Meltzer also serves as a director of Ericom Software Ltd.  From 2008 to 2013, Mr. Meltzer has served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served is a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University, and is a graduate of the Advanced Management Program at Harvard Business School.

Gad Dovev was re-elected to serve as an external director in October 2017 and is a member of our audit, compensation and banking committees.  Mr. Dovev retired from the Israeli Ministry of Defense in August 2012.  Mr. Dovev served as head of the Israeli Ministry of Defense Mission to the United States from August 2008 to August 2011.  From August 2005 to August 2008, Mr. Dovev served as head of the Israeli Ministry of Defense Mission to Germany.  Prior to that, from 2001 to 2005, Mr. Dovev acted as Deputy General Manager of the Israeli Ministry of Defense and Head of the Rehabilitation Department.  From 1993 to 2001, Mr. Dovev served as Director of the Finance Department and the Financial Comptroller of the Israeli Ministry of Defense.  Mr. Dovev served as member of the Board of Directors of Bank Otsar Ha-Hayal Ltd., IMI-Israel Military Industries Ltd., Shekem Ltd. and Gapim Ltd.  Mr. Dovev holds a BSc in Financial and Agricultural Administration from the Hebrew University of Jerusalem.

Lian Goldstein, was elected to serve as an external director in October 2017 and is a member of our audit and compensation committees.  Ms. Goldstein  is a CFO and consultant, providing external CFO and financial services to a diverse range of companies since 2009. Ms. Goldstein is also an external director with financial expertise and a member of the audit committee in Shagrir Vehicle Group and at User Trend companies. Ms. Goldstein has served as CFO of Worldmate Ltd, a global software development company, since 2014. From 2008 to 2009, Ms. Goldstein served as the CFO of Magal Security Systems Ltd. (NASDAQ: MAGS). Ms. Goldstein served as chief financial officer of Johnson & Johnson Medical Israel Ltd. from 2002 to 2007. Ms. Goldstein served as a senior audit manager with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Ms. Goldstein holds an MBA degree and a B.A. degree in Accounting and Business from the Israel College of Management and has been a Certified Public Accountant (Israel) since 2000.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Yitzhak Nissan	68	Chief Executive Officer
Roberto Tulman	59	Deputy CEO, and Chief Technology Officer
Amnon Shemer	59	Vice President, Finance and Chief Financial Officer
Avraham Gal	54	Vice President, Operations and Chief Information Officer, and General Manager of Eltek Europe GmbH.
Kathy Nargi-Toth	62	President of Eltek USA Inc.
Axel Herrmann	60	General Manager, Eltek Europe GmbH

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

Avraham Gal was appointed as our vice president and chief information officer in December 2009, as General Manager of Kubatronik in July 2013, as General Manager of Eltek Europe in May 2015, and vice president, Operations in June 2017.  Mr. Gal joined us in August 1986 as an industrial engineer in our shop floor control department.  In 1988, Mr. Gal established our IT department and led the adaptation of a generic ERP system to the PCB sector.  Between 1994 and 2005, Mr. Gal managed his own business, mainly in developing and implementing an ERP System for maintenance, repair and overhaul for the aviation sector.  In 2005, Mr. Gal returned to our company as chief information officer.  Mr. Gal holds a B.Sc. degree in Management and Industrial Engineering from the Technion - Israel Institute of Technology.

Kathy Nargi-Toth joined us in June 2017, as the President of Eltek USA Inc. Prior to joining Eltek, Ms. Nargi-Toth served as the vice president of technology for NCAB Group USA, a bare board supply chain management company. During her over 25 years of experience in the electronics industry, Ms. Nargi-Toth has held a number of managerial positions in R&D and technical marketing. Her teams  dealt  with innovative technology introductions such as permanganate desmear, additive electroless copper processing, direct metallization and aqueous photoimageable dielectric for HDI applications. Ms. Nargi-Toth was a member of the National Academies Board on Manufacturing and Engineering Design and a key contributor to the National Academy of Sciences publication, “Linkages: Manufacturing Trends in Electronic Interconnection Technology”. She served on the board of directors for ITRI (Interconnection Technology Research Institute) and is active with both the IPC and SMTA organizations. Ms. Nargi-Toth holds a B. Sc. degree in Chemistry and Marketing from the University of Maryland. She is a lean six-sigma black belt and certified IPC instructor.

Axel Herrmann joined us in March 2006 as commercial manager of Kubatronik, formerly our German subsidiary and was appointed as general manager, Eltek Europe in August 2009.  From July 2003 until February 2006, Mr. Herrmann served as commercial manager for Heinrich Heiland GmbH, a supplier for the automotive industry.  From October 2000 until June 2003, Mr. Herrmann worked as commercial manager for Helukabel GmbH, a company that produces and sells cables and wires.  From July 1989 until September 2000, Mr. Herrmann worked at Pfisterer, a producer of electrical devices for power plants, initially as a department head in bookkeeping, advanced to commercial manager and his last position was managing director.  Mr. Herrmann holds a B.A. degree in economics from Hohenheim University in Stuttgart, Germany.

There are no family relationships between any of our directors and executive officers.

B.             Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2017.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (then consisting of 13 persons)	$1.2 million (1)(2)	$214,000
___________

(1)	During the year ended December 31, 2017, we paid each of our directors an annual fee of $8,100 and an attendance fee of $514 per meeting. These fees are included in the above amount.
(2)	The salaries amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

For as long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to the chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than on an aggregate basis.  Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas.  Under the regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.  The Israeli Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting.  Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2017. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2017.

Name of Officer	Position of Officer	Holdings	Compensation for services (USD)(1)
			Base salary	Benefits(2)	Cash bonuses	Equity- based	Total compensation
Yitzhak Nissan (3)	Chief Executive Officer	56.6%	323,300				323,300
Avraham Gal	Vice President, Operations Information Technology, and Chief Information Officer	-	173,600	58,100			231,700
Roberto Tulman	Deputy CEO	-	163,300	60,800			224,100
James Barry	Former President of Eltek USA Inc	-	203,500	19,800			223,300
Amnon Shemer	Vice President, Finance and Chief Financial Officer	-	142,100	59,300			201,400
Kathy Nargi-Toth	President of Eltek USA Inc	-	132,100	16,200			148,300

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.5997 per $1.00 (the average exchange rate in 2017).
(2)
Benefits include car related expenses, managers' insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits.

(3)	Paid to Nistec as management fees.

C.            Board Practices

Introduction

According to the Israeli Companies Law, the role of the board of directors is to formulate a company’s policy and to supervise the chief executive officer’ exercise of his roles and operations.  According to our articles of association, our chief executive officer has the power to appoint our other executive officers who, together with our chief executive officer, are responsible for our day-to-day management.  The board of directors may exercise any power of the company which was not assigned to another organ of the company by law or by the articles of association.  The executive officers have individual duties as determined by our chief executive officer and board of directors.

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

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by Israeli Companies Law regulations.  Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that our external director, Mr. Gad Dovev, has the requisite “accounting and financial expertise.”

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 16G. “Corporate Governance.”

External and Independent Directors

External directors.  Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors.  A person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Israeli Companies Law), at the time of his appointment, to the chairman of the board of directors, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; (iv) such person is an employee of the Israeli Securities Authority or an Israeli stock exchange; and (v) such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons mentioned in subsection (ii) above, even if such relations are not maintained on a regular basis.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of spouse or spouse of any of the above.  The term “affiliation” includes an employment relationship, a material business or professional relationship maintained on a regular and continuous basis, control and service as an office holder excluding service as an external director of a company that is offering its shares to the public for the first time.  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed all members of the board of directors who are not the controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by Israeli Companies Law regulations. We have determined that our external directors, Mr. Gad Dovev and Ms. Lian Goldstein, have the requisite “accounting and financial expertise”.

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

External directors cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director has breached the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director has breached his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.  Each committee that is authorized to exercise powers that are usually vested in the board of directors must include at least one external director and the audit committee and compensation committee must each include all of the external directors.  An external director is entitled to compensation as provided pursuant to Israeli Companies Law regulations and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Following Ms. Yodfat Harel Buchris’ resignation, due to other commitments, effective October 30, 2017, at our 2017 annual general meeting of shareholders, our shareholders elected Ms. Lian Goldstein to serve as an external director, effective November 1, 2017, for a three-year term. At the same meeting, Mr. Gad Dovev was re-elected, for a second three-year term, to serve as an external director.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC. As permitted by NASDAQ home country rules, we do not maintain a majority of independent directors on our Board, but instead we choose to follow Israeli law and practice which requires that we appoint at least two external directors, as discussed above. Our Audit Committee however is comprised of three directors, all of whom are independent directors under the requirements of the Israeli Companies Law, the NASDAQ and the SEC rules.

Chairman of the Board

        Our articles of association provide that the chairman of the board is appointed by the members of the board of directors.  The chief executive officer (referred to as a “general manager” under the Israeli Companies Law) or a relative of the chief executive officer may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either (i) such majority includes at least two-thirds of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company. Abstaining shareholders shall not be counted as part of the non-controlling shareholders, or shareholders with no personal interest.

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

On December 29, 2016, our shareholders approved the appointment of our Chairman of the Board to also serve as our Chief Executive Officer.  This dual office term will remain in effect for three years and can be extended for additional three-year terms, subject to the requisite shareholder majority approval.

Committees of the Board of Directors

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors.

The audit committee may not include the chairman of the board of directors, the controlling shareholder (or any of the controlling shareholder’s relatives), any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, any director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his or her income from the controlling shareholder.  The chairman of the audit committee must be an external director.  A majority of the members of the audit committee constitutes a quorum, provided that the majority of the members present at the meeting are independent directors (within the meaning of the Israeli Companies Law) and at least one external director is present at the meeting.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee meets at least once each quarter.  Under the Israeli Companies Law, the roles of the  audit committee are (i) to identify deficiencies in the management of our business, including in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such deficiencies; (ii) to define whether certain acts and transactions that involve conflicts of interest are material or and to define whether transactions that involve interested parties are extraordinary or not, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis); (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee;  (iv) to determine whether to approve related party transactions, that are subject to the audit committee's approval according to the Israeli Companies Law; (v) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (vi) in companies where the internal auditor's work plan is subject to Board of Directors approval, to examine and propose revisions to the internal auditor's work plan before it is presented to the Board of Directors; (vii) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the company’s size and special needs, and to review his annual plan and approve it should the company's articles of association require the approval of the Board for such plan; (viii) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control; and (ix) to set procedures for handling of complaints made by company’s employees in connection with management deficiencies and the protection to be provided to such employees.

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

Our audit committee consists of three members of our board of directors who satisfy the respective requirements of the SEC, NASDAQ and Israeli law for the composition of the audit committee.  Our audit committee is currently composed of Messrs. Dovev (Chairman) and Marmorstein and Ms. Goldstein.

Compensation Committee

Effective December 2012, Israeli law requires our Board of Directors to appoint a compensation committee which must be comprised of at least three directors, including all of the external directors, which shall be a majority of the members of the compensation committee and one of whom must serve as chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a controlling party, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Israeli Companies Law composition requirements, as well as the requirements of the non-Israeli jurisdiction where the company’s securities are traded.  Other than the external directors, the rest of the members of the compensation committee shall be directors who will compensation for their role as directors only in accordance with Israeli Companies Law regulations applicable to the compensation of external directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage.

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

On October 17, 2017, our shareholders approved an updated indemnification agreement to be granted or entered into with our current and future directors and officers.

Our compensation committee is currently composed of Ms. Goldstein and Messrs. Dovev and Marmorstein.

Banking Committee

In March 2014, our Board of Directors established a banking committee, which was authorized to adopt resolutions on behalf of the Board of Directors in respect of banking activities, including opening of new accounts and signing credit agreements of up to $9 million. Our banking committee is currently composed of Mr. Nissan and Mr. Dovev.

Special Independent Committee for M&A purposes

In November 2017, our Board of Directors established a Special Independent Committee, separate and independent from our controlling shareholder, Mr. Nissan. The Special Independent Committee received the Board’s mandate to examine and review any issue that may arise with respect to a possible consummation of an M&A transaction, at the Special Independent Committee’s sole discretion, including, among other things, the authority to retain and consult with financial and legal advisors, negotiate such transaction and recommend to our Board of Directors, which retains the authority on the decision of final execution of such agreement. For the avoidance of any doubt, the Special Independent Committee may determine that the company will not be party to an M&A Transaction. The Special Independent Committee is currently composed of Mr. Dovev, Ms. Goldstein, Mr. Rubner and Mr. Meltzer.

Internal Audit

The Israeli Companies Law requires the Board of Directors of a public company to appoint an internal auditor nominated by the audit committee.  The internal auditor must meet certain statutory requirements of independence.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.

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

Without derogating from the above, we may enter into a contract to insure the liability of an office holder for an obligation imposed on such office holder in consequence of an act or omission done in such office holder’s capacity as an office holder, in the following case: (i) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law, 5728-1968 (as amended), or the “Israeli Securities Law”, or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Israeli Securities Law; and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law.

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

ii.
reasonable litigation expenses, including advocates’ professional fees, incurred by the office holder pursuant to an investigation or a proceeding commenced against the office holder by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on the office holder in exchange for a criminal procedure (as such terms are defined in the Israeli Companies Law), or that was terminated without an indictment but with a monetary charge imposed on the office holder in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction;

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

iv.
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Israeli Securities Law; and

v.	payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law.

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

According to our compensation policy, the total amount of indemnification that our company undertakes towards all persons whom it has resolved to indemnify, jointly and in the aggregate, shall not exceed an amount equal 25% of the net equity of our company.

On October 17, 2017, our shareholders approved an updated indemnification agreement to be entered into with our directors and officers.

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

We have agreed to indemnify our office holders for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders, including financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent, all subject to Israeli law and certain limitations in the agreements.  The aggregate amount we may pay our office holders pursuant to our indemnification undertaking may not exceed, jointly and in the aggregate, $2 million but in any event not more than 25% of our company’s net equity.  We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million.  Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

D.            Employees

As of December 31, 2017, we employed 329 full-time employees in Israel, of which 206 were employed in manufacturing services, 40 in process and product engineering, 51 in quality assurance and control, 14 in sales and marketing and 18 in finance, accounting, information service and administration.

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

In addition, Eltek USA, a wholly-owned Delaware subsidiary, employed 4 full-time employees as of December 31, 2017 and December 31, 2016, and 3 full-time employees as of December 31, 2015.

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

With respect to pension benefits, we contribute between 6.5% to 7.5% of base salaries to the employees’ pension plans and 7.5% to those employees who have life insurance policies.  The employees who have pension plans contribute between 6% to 7% of base salaries to their pension plans, and the employees who have life insurance policies contribute 6% of their base salaries to their policies.  In addition, we contribute 8.33% for severance pay into the employees’ life insurance policies, pension plans or similar funds of their choice.

We also contribute between 1% to 7.5% of base salaries to certain “professional advancement” funds for managers, engineers and certain others and such employees have to match one third of such contribution, up to 2.5% of their base salaries.

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute of Israel, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.5% of the salary (same in 2017) and the employee contribution to the National Insurance Institute is at the rate of 12% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum salary of NIS 43,370 (approximately $12,050) in 2017, (NIS 43,240 in 2016 and 2015).  In the year ended December 31, 2017, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 4.4% of the salaries.

E.             Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 29, 2018 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Yitzhak Nissan*	1,148,447	56.6%

All executive officers and directors as a group (19 persons)*	1,148,447	56.6%

__________

* Except for Mr. Nissan, none of our directors or executive officers held any ordinary shares or options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of April 29, 2018 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Ltd. (3)	1,024,419	50.5%
Yitzhak Nissan (3)(4)	124,028	56.6%
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

(2)	The percentages shown are based on 2,028,552 ordinary shares issued and outstanding as of April 29, 2018.
(3)	Nistec Ltd. is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec.

Significant Changes in the Ownership of Major Shareholders

All of the share price information provided below has been adjusted to give effect to a 1 share for 5 shares reverse share split effected on November 22, 2017.

On August 19, 2013, we entered into an agreement to issue and sell 706,531 ordinary shares of our company, nominal value NIS 3.0 each, to Nistec for $4.2 million.  Nistec is controlled by Yitzhak Nissan, who beneficially owns all of the shares owned by Nistec.  On the same date, Nistec purchased 317,888 of our ordinary shares from Merhav M.N.F. Ltd., which at the time held 24.1% of our outstanding ordinary shares.  The total consideration paid by Nistec in the two transactions was $6.5 million.  Nistec obtained a portion of those funds from a loan extended by Bank Leumi Le’Israel, and the shares that Nistec acquired constitute collateral for the loan.

As a result of these transactions, which were closed on November 1, 2013, Nistec acquired 50.5% of our ordinary shares, which constitute 50.5% of our issued share capital on a fully diluted basis, and Nistec gained control of our company.  Several of our directors resigned, and four new directors were nominated and elected, including Yitzhak Nissan, who was elected Chairman of our Board of Directors.  We also approved compensation terms for the directors, indemnification agreements between our company and our new directors, granted exculpation letters to our directors and officers, granted waiver and release letters to our then-current directors and officers, and purchased a run-off insurance policy for our then-current directors and officers.  We also amended our Articles of Association along with our issuance of the shares to Nistec.  On June 2, 2016, Mr. Nissan acquired 124,028 of our ordinary shares in market transactions.  Nistec and Yitzhak Nissan have the shared power to vote, dispose of, direct the vote of, and direct the disposition of the 1,148,447 ordinary shares of our company, 1,024,419 of which are beneficially owned by Nistec and 124,028 are owned directly by Mr. Nissan.

Major Shareholders Voting Rights

Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

Based on the information provided to us by our transfer agent, as of April 30, 2018, there were 5 holders of record of our ordinary shares, of which 4 record holders holding approximately 49.50% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 49.23% of our outstanding ordinary shares as of such date).

B.             Related Party Transactions

In connection with our investment agreement signed in August 2013 with Nistec for Nistec’s acquisition of a controlling stake in our company, we entered into several transactions with Nistec and undertook several undertakings in favor of Mr. Yitzhak Nissan, who is the owner of Nistec, and other directors who were elected pursuant to Nistec’s acquisition of a controlling interest in our company.  These transactions and undertakings included, among others:

•	A registration rights agreement with Nistec;

•	A management agreement with Nistec;

•	A finder’s fee paid to Merhav M.N.F. Ltd.; and

•	Approvals of compensation, indemnification, exculpation, waiver and release, run-off insurance, and directors’ and officers’ insurance policies, related to directors and officers of our company.

In August 2017, our Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the following transactions:

i.	The amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment;

ii.	The amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the Soldering and Assembly Services Procedure with Nistec Ltd.; and

iii.	The amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the PCB Purchase Procedure with Nistec Ltd.

These transactions were approved by our shareholders in the annual general meeting, held on October 17, 2017. For details regarding these transactions, see the notice furnished to the SEC under Form 6-K on September 6, 2017.

In November 2016, our Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the following transactions:

i.	The extension and amendment of the Management Agreement with Nistec Ltd. as follows:

a.
Commencing in 2017 and each calendar year thereafter, in the event that the Company’s Consolidated Financial Statements reflect that the Company has reached both sales and profit targets as set for the applicable year in the Company’s Officers Bonus Plan, Nistec Ltd. shall be entitled to a bonus equal to two percent (2%) of the Company’s annual profit before taxes for such year, up to NIS 200,000 per year;

b.
In accordance with the Company’s policy approved by the Audit Committee, Mr. Nissan shall receive reimbursement, against receipts, of travel expenses paid directly by him (other than food and beverage expenses) while traveling internationally on behalf of the Company provided that such reimbursement shall not exceed an aggregate amount of NIS 10,000 per calendar quarter.

c.
Mr. Nissan shall receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 5732-1972.

d.
For as long as Mr. Nissan shall serve as both the Company’s Chief Executive Officer and Chairman of the Board of Directors, the Company shall pay for the lease of a car for Mr. Nissan with a list price not to exceed NIS 250,000.

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

If we are found to be in violation of environmental laws in the future, we could be liable for fees, damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.

In October 2015, we filed an application for an emissions permit with the Ministry.  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete, and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. During 2016, we submitted an amended application and conducted several discussions with the Ministry. In January 2017, we received a draft of an emissions permit for our review. In February 2017, we provided the Ministry our responses to the draft, and in July 2017 we received the emissions permit.

In connection with the change of control of our company that resulted from Nistec’s acquisition of a controlling stake in our company, Israeli law requires us to obtain a new business permit in order to continue operating our business. We submitted an application for this permit, and received a temporary permit until January 2019.  The new permit is expected to be subject to certain conditions, especially certain conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly.

Employee Related Matters

Three lawsuits were filed against us in May 2008, December 2014 and in August 2015 by three employees alleging that they had suffered personal injuries during their employment with us. One lawsuit was settled by our insurance company. The plaintiffs in the remaining two lawsuits are seeking aggregate financial compensation of approximately $164,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified us between January 2011 and July 2013 that they allegedly suffered personal injuries during their employment with us.  Of these four employees, one is seeking compensation of $165,000 and the others did not state their claim amount.  We submitted the claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period September 2015 through July 2017, five former employees filed law suits seeking additional payments in connection with their employment with our company and subsequent termination. One lawsuit was settled in 2017 and the remaining four lawsuits are still pending. The aggregate amount of the pending claims is approximately $1.0 million. In April 2018 we reached a settlement agreement with one of the claimant which amount was not significant.

Software License

A supplier of one of our software packages asked to conduct an audit of our operation to verify that we are not in breach of any intellectual property rights he allegedly owns.  We believe that we have fully, diligently and timely complied with our obligation toward the supplier.  We also believe that the supplier has no right to conduct any audit of our products or services and such audit may cause us to breach confidentiality obligations to other entities.  If a claim is made and we are found to be in violation of such supplier’s intellectual property rights, we could be liable for compensation and costs of an unknown amount.  Such liability could have a material adverse effect on our business, financial condition and results of operations.

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

A.            Offer and Listing Details

All of the share price information provided below has been adjusted to give effect to a 1 share for 5 shares reverse share split effected on November 22, 2017.

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

Year	High	Low

2013	$19.75	$5.35
2014	$14.35	$5.70
2015	$8.25	$4.05
2016	$7.35	$3.60
2017	$8.95	$2.65

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
2016
First Quarter .	$7.35	$5.25
Second Quarter	$6.75	$4.25
Third Quarter .	$7.15	$4.85
Fourth Quarter	$5.60	$3.60

2017
First Quarter .	$4.95	$3.25
Second Quarter	$3.60	$2.75
Third Quarter .	$7.25	$2.95
Fourth Quarter	$8.95	$2.65

2018
First Quarter .	$5.95	$3.46

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
Month
October 2017	$4.15	$3.10
November 2017	$8.95	$2.65
December 2017	$5.82	$3.30
January 2018	$5.95	$4.01
February 2018	$4.24	$3.46
March 2018	$4.74	$3.52
April 2018 (through April 23, 2018)	$4.19	$3.50

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, a director cannot vote on a proposal, arrangement or contract in which he or she is has personal interest in, nor be present in the discussion relating to such transaction is considered.  In addition, our directors’ compensation is approved through special procedures prescribed in the Israeli Companies Law.  In general, with respect to a director’s compensation, approval is required by the (i) compensation committee; (ii) board of directors; and (iii) company’s shareholders with a regular majority (in that order).

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, the service of directors in office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Following our 1-for-5 reverse stock split in November 2017, our authorized share capital consists of NIS 30,000,000 divided into 10,000,000 ordinary shares, nominal value of NIS 3.00 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the ordinary shares are as follows:

Dividend rights.  Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of its profits.  See Item 8A. “Financial Information – Consolidated and Other Financial Information – Dividend Distributions Policy.”  If after 30 days a dividend has been declared and it is still unclaimed, the dividend may be invested or otherwise used by us for our own account, as we deem fit, until such dividend is claimed; and we will not be deemed a trustee in respect thereof.  We are not obliged to pay, and may not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fail to collect the same or to provide us the necessary information for the payment thereof, or if we are for any other reason unable to pay the dividend to such shareholder.

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

Annual and Extraordinary Meetings of Shareholders

The board of directors must convene an annual general meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  In addition, the board of directors must convene a special general meeting of the shareholders upon the demand of any of: (1) two of the directors; (ii) 25% of the nominated directors; (iii) one or more shareholders holding at least 5% of our company’s issued and outstanding share capital and at least 1% of the voting power in the company; or (iv) one or more shareholders holding at least 5% of the voting power in our company.  See this Item 10B. “Additional Information - Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

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

Special Tender Offer.  An acquisition of control bloc of shares in a public Israeli company must be made by means of a special tender offer if as a result of the transaction the acquirer could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.  Similarly, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions is met.  Such exemptions include: (a) acquisition of shares issued pursuant to a private placement approved by a general meeting of the company as a private placement intended to provide the purchaser with holdings of 25% or more of the voting rights in the company, if there is no other shareholder of the company who holds more than 25% of the voting rights in the company, or with holdings of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, (b) acquisition of shares from a holder of 25% or more of the voting rights in the company following which the purchaser will hold 25% or more of the voting rights in the company, or (c) acquisition of shares from a holder of 45% or more of the voting rights in the company following which the purchaser will hold 45% or more of the voting rights in the company.

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

Merger.  The Companies Law permits merger transactions between Israeli companies, if approved by each party’s board of directors and, unless certain requirements are met, the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened with prior notice of at least 35 days.  A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

Since our company was incorporated prior to the entry into effect of the Israeli Companies Law, a merger transaction requires the approval of a special majority of 75% or more of the shareholders voting on the matter (disregarding abstentions) for purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting (disregarding abstentions) that are held by any of: (1) parties other than the other party to the merger; (2) parties who hold 25% or more of the voting rights or any means of control or the right to appoint 25% or more of the directors of the other party; or (3) anyone on such parties’ behalf, including relatives of such parties and corporations controlled them, vote against the merger.  If, however, the merger involves a merger with a company’s own controlling party or if the controlling party has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling parties.

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel for 2017 is 24% and for 2018 is 23%. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise,” “benefited enterprise,” “preferred enterprise” or “preferred technological enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959.”

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 5719-1959

General

One of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended in 2005, or the Investment Encouragement Law, which provides certain tax benefits to investment programs of an “approved enterprise” or “benefited enterprise.”  Our benefited enterprise was converted from a previously approved enterprise program pursuant to the approval of the Israel Tax Authority that we received in September 2006.  As of yet, it was not necessary for us to utilize these tax benefits.  In the event that we do not commence to use the tax benefits until the 2023 tax year (the “Expiration Date”), the tax benefits granted to our benefited enterprise shall expire.

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

On September 20, 2006, we received a pre-ruling from the Israeli Tax Authority confirming that our most recent investment program will be deemed a “benefited enterprise” instead of its former “approved enterprise” status.  Pursuant to such pre-ruling, the former approved enterprise status of that investment plan was terminated by the Investment Center.  The benefited enterprise status granted to our investment program provides for a tax exemption on undistributed earnings derived from the program for two years and a reduced tax rate for five additional years (i.e., a total benefits period of seven years).  However, the benefits period with respect to such program has not yet commenced, and therefore will expire on the Expiration Date, unless such period commences prior to the Expiration Date. In the event that the benefits period commences prior to the Expiration Date, such period will lapse no later than the end of the 2030 tax year.

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

Amendment to 68 Investment Encouragement Law

In December 2010, the Israeli Parliament passed the Law for Economic Policy for the Years 2011 and 2012 (Amended Legislation), 5771-2011, which prescribes, among other things, amendments to the Investment Encouragement Law, effective as of January 1, 2011 (the “2011 Amendment”).  The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Encouragement Law), if certain criteria are met.  The new tax benefits (described below) would be available, subject to certain conditions, to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market, or, to competitive facilities in the field of renewable energy.  A “Preferred Company” is defined in the amendment as either (i) a company incorporated in Israel and not wholly-owned by governmental entities; or (ii) a partnership (a) that was registered under the Israeli Partnerships Ordinance; and (b) all of its partners are companies incorporated in Israel, which are in general not transparent for Israeli tax purposes and that not all of them are fully owned by governmental entities and such companies or partnerships own, among other conditions, Preferred Enterprises and are controlled and managed from Israel.

In accordance with the 2011 Amendment and further amendments made in 2013 and in 2017, a Preferred Company is entitled to reduced corporate tax with respect to income derived by it Preferred Enterprise (and subject to certain conditions) at the rate of 15% in 2011-2012, unless it is located in a certain development zone, in which case the rate will be 10%.  Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013, was raised to 16% and 9% (respectively) in 2014 and was reduced in 2017 to 16% and 7.5%, respectively.

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

Subject to certain provisions relating to the linear calculation method applicable to the determination of the capital gain tax pertaining to capital gains derived from the sale of assets, purchased prior to January 1, 2003, or prior to January 1, 2012 (with respect to sale of assets or securities not listed in a stock exchange prior to 1.1.2012), the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange and on dividends, is generally 25% for individuals and 30% for substantial individual shareholders (that are, generally, holders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months period preceding such sale).  The tax rate for capital gains generated by corporations is 24% (in 2017). Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from a benefited enterprise, or an approved enterprise, or stems from income derived or accrued outside of Israel.

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

If the shares were sold by Israeli residents, then (i) for the period ending December 31, 2002 their sale would generally be tax exempt so long as (1) the shares were listed on a stock exchange, such as, in our case, the NASDAQ Capital Market, which is recognized by the Israeli Ministry of Finance on December 31, 2002, and (2) we qualified as an Industrial Company or Industrial Holding Company under the law for Industry Encouragement Law, at the relevant times as provided by the Income Tax Ordinance [New Version], 5721-1961, which we believe we so qualified and (ii) for the period commencing January 1, 2003, the sale of the shares would be, generally, subject to a 25% tax if sold by non-substantial individual shareholders and 30% tax if sold by a substantial individual shareholders.  The tax rate for corporate shareholders for the sale of the shares is 24% (in 2017).We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an Industrial Company at the relevant times.

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

Taxation of Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  Distributions of dividends other than bonus shares or stock dividends, are subject to income tax at the rate of 25% or 30% (for individuals), or 24% (for corporations in 2017) pursuant to Israeli domestic law as described above.  However, under the Investment Encouragement Law, dividends generated by an approved enterprise or by our benefited enterprise are, generally, taxed at the rate of 15%.

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

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the "Code") Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of our ordinary shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant to a U.S. Holder of ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;

•	financial institutions or financial services entities;

•      certain insurance companies;

•	investors liable for alternative minimum tax;

•	regulated investment companies, real estate investment trusts, or grantor trusts;

•      dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	retirement plans;

•	S corporations:

•	pension funds;

•	certain former citizens or long-term residents of the United States;

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

•	persons who hold ordinary shares through partnerships or other pass-through entities;

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	direct, indirect or constructive owners of investors that actually or constructively own at least 10% of the total combined voting power of our shares or at least 10% of our shares by value; or

•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

 If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation.

For purposes of this summary the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of ordinary shares who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•
a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

Unless otherwise indicated, it is assumed for the purposes of this discussion that the Company is not, and will not become, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income at ordinary income rates, unless such dividends constitute "qualified dividend income," as set forth in more detail below. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and any amount in excess of your tax basis would be treated as gain from the sale of ordinary shares. See “—Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains.  Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, may be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends paid with respect to our common stock generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex.  You should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (possibly including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder may be subject to tax at the lower long-term capital gain rates (currently, a maximum rate of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate if we are a “qualified foreign corporation,” as defined in Code section 1(h)(11)(C). We will be a qualified foreign corporation if either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, if you sell or otherwise dispose of our ordinary shares (other than with respect to certain non-recognition transactions), you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, based on any appreciation or depreciation in the value of NIS against the U.S. dollar, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment of currency exchange gain or loss required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder is required to calculate the value of the proceeds as of the "trade date" and may have a foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of NIS prevailing on the trade date and on the settlement date. Any such currency gain or loss generally would be treated as U.S.- source ordinary income or loss and would be subject to tax in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2017 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their ordinary shares.

In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) fall within certain exempt categories and demonstrate the fact when required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that (i) own “specified foreign financial assets” (as defined in Section 6038D of the Code and the regulations thereunder) with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and (ii) are required to file U.S. federal income tax returns generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. In addition, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more of our ordinary shares by vote or value may be subject to certain additional U.S. information reporting requirements.

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

Foreign Currency Exchange Risk

Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was 6.3% lower in 2017 than 2016 and the average exchange rate for the NIS against the Euro was 4.4% lower in 2017 than 2016, and in total, these changes had a negative impact on our operating results in 2017.  The average exchange rate for the NIS against the dollar was 1.1% lower in 2016 than 2015 and the average exchange rate for the NIS against the Euro was 1.4% lower in 2016 than 2015, and in total, these changes had a negative impact on our operating results in 2016. We estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $225,000  in our operating income.  As of December 31, 2017, we estimate that a devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2017, the cost of raw materials used in production was $9.8 million compared to $11.1 million in 2016.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $310,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  Based on our loans balance at December 31, 2017, a hypothetical increase of 1% in the interest rates would result in an increase of approximately $90,000  in our financial expenses.  A hypothetical increase of 1% in the CPI would not have a material impact on our financial and operational expenses.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our company’s principal executive and principal financial officers and effected by our company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2017, our internal control over financial reporting is effective.

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

All of such fees were pre-approved by our Audit Committee.

Services Rendered.	2017	2016	2015
Audit (1)	$82,000	$74,500	$67,000
Audit Related Fees	-	-	-
Tax (2)	$3,000	$3,000	$3,000
All other Fees (3)	$13,500	$11,300	$12,000
Total	$98,500	$85,800	$82,000
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

We have notified NASDAQ that we choose not to comply with the following NASDAQ requirements, and instead follow Israeli law and practice in respect of such requirements:

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

•
The requirements regarding the directors’ nominations process.  Under Israeli law and practice, our board of directors is authorized to recommend to our shareholders director nominees for election.  See Item 6C. – “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.                EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
3.1	Form of Director and Officer Indemnification Agreement (5)
2.1	Specimen of Share Certificate (1)
4.1	Compensation Policy dated November 15, 2016, approved on December 29, 2016. (3)
4.2	Bank Hapoalim B.M. Agreement dated April 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (4)
4.3	Bank Leumi B.M. Agreement dated May 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (4)
4.4	English summary of terms of Waste Water Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (4)
8.1	List of Subsidiaries of the Registrant (6)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (6)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended. (6)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (6)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (6)

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.PRE*	XBRL Taxonomy Presentation Linkbase Document.
101.CAL*	XBRL Taxonomy Calculation Linkbase Document.
101.LAB*	XBRL Taxonomy Label Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
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

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-5770, as amended, and incorporated herein by reference.

(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.

(3)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on November 17, 2016 and incorporated herein by reference.

(4)	Filed as Exhibits 4.11 - 4.13 to our Annual Report on form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

(5)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 6, 2017 and incorporated herein by reference.

(6)	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

US DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT

To the Shareholders and Board of Directors of Eltek Ltd

We have audited the accompanying consolidated balance sheets of Eltek Ltd and its Subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 2017  (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2014.
Tel-Aviv, Israel
April 29, 2018

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2017	2016
	Note	US Dollars in thousands

ASSETS

Current Assets

Cash and cash equivalents	2	887	1,234
Trade accounts receivable, net of allowance for doubtful accounts	1h	6,963	5,704
Inventories	3	3,871	3,926
Prepaid expenses and other current assets		1,781	456

Total current assets		13,502	11,320

Severance pay fund	8	57	50

Fixed assets, net	4	8,586	8,453

Intangible assets		-	322

Total assets		22,145	20,145

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2017	2016
	Note	US Dollars in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term credit and current maturities of long-term debt	5	7,063	2,868
Short-term credit from related party	15	1,442	-
Accounts payable:
Trade		5,451	4,727
Other current liabilities	6	4,111	3,818

Total current liabilities		18,067	11,413

LONG-TERM LIABILITIES

Long-term debt, excluding current maturities	7	388	1,954
Employees' severance benefits	8	231	144

Total long-term liabilities		619	2,098

COMMITMENTS AND CONTINGENT LIABILITIES	9

SHAREHOLDERS' EQUITY	10

Ordinary shares, NIS 3.0 par value Authorized 10,000,000 shares, issued and outstanding 2,028,552 shares as of December 31, 2017 and 2,028,552 as of December 31, 2016		1,985	1,985
Additional paid-in capital		17,270	17,270
Cumulative foreign currency translation adjustments		2,415	1,815
Capital reserves		695	695
Accumulated deficit		(18,906)	(15,131)

Total equity		3,459	6,634

Total liabilities, shareholders' equity		22,145	20,145

The accompanying notes are an integral part of these consolidated financial statements.

April 29, 2018
Date of approval of the	Amnon Shemer	Yitzhak Nissan
financial statements	Vice President, Finance and Chief Financial Officer	Chairman of the Board of Directors and Chief Executive Officer

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
		2017	2016	2015
	Note	US Dollars in thousands (except profit per share data)

REVENUES	11B	32,754	37,065	41,350
Cost of revenues		(31,427)	(34,248)	(34,802)

Gross profit		1,327	2,817	6,548

Operating expenses
R&D expenses		(41)	(117)	(90)
Selling, general and administrative expenses		(4,704)	(4,699)	(4,961)

Operating profit (loss)		(3,418)	(1,999)	1,497
Financial expenses, net	12	(298)	(309)	(259)
Other income (loss), net	1A	15	(259)	6

Profit (loss) before income tax expense		(3,701)	(2,567)	1,244
Income tax expense	13	(74)	(1,158)	(218)

Net profit (loss)		(3,775)	(3,725)	1,026
Net loss attributable to non-controlling interest		-	101	17

Net profit (loss) attributable to Eltek Ltd.		(3,775)	(3,624)	1,043

Other comprehensive loss:
Foreign currency translation adjustments		600	115	(6)

Comprehensive income (loss)		(3,175)	(3,610)	1,020

Comprehensive income (loss) attributable to non-controlling interest		-	91	(8)

Comprehensive income (loss) attributable to Eltek Ltd.		(3,175)	(3,701)	1,028

Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders		(*)(1.58)	(*)(1.82)	(*)0.51

Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd. shareholders		2,028,552	2,028,552	2,028,552

(*)Respectively adjusted to reflect reverse split of shares.

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

				Company's shareholders
	Ordinary shares		Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Equity attributed to Eltek Ltd. and subsidiaries	Non controlling interest	Total
	US Dollars in thousands (except profit per share data)

Balance as of January 1, 2015	2,028,552	(*)	1,985	17,270	1,907	695	(12,550)	9,307	(83)	9,224

Changes during the year
Foreign currency translation adjustments	-		-	-	(15)	-	-	(15)	9	(6)
Net profit (loss)	-		-	-	-	-	1,043	1,043	(17)	1,026

Comprehensive income (loss)	-		-	-	(15)	-	1,043	1,028	(8)	1,020
Balance as of December 31, 2015	2,028,552	(*)	1,985	17,270	1,892	695	(11,507)	10,335	(91)	10,244

Changes during the year
Other comprehensive income:
Reclassification of foreign currency translation reserve upon disposal of a subsidiary					(276)			(276)	91	(185)
Foreign currency translation adjustments	-		-	-	199	-	-	199		199
Net profit (loss)	-		-	-	-	-	(3,624)	(3,624)		(3,624)

Comprehensive income (loss)	-		-	-	(77)	-	(3,624)	(3,701)	91	(3,610)

Balance as of December 31, 2016	2,028,552	(*)	1,985	17,270	1,815	695	(15,131)	6,634	-	6,634

Changes during the year
Other comprehensive income:
Foreign currency translation adjustments	-		-	-	600	-	-	600		600
Net loss	-		-	-	-	-	(3,775)	(3,775)	-	(3,775)
Comprehensive income (loss)	-		-	-	600	-	(3,775)	(3,175)		3,175

Balance as of December 31, 2017	2,028,552	(*)	1,985	17,270	2,415	695	(18,906)	3,459	-	3,459

(*)Respectively adjusted to reflect reverse split of shares.

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2017	2016	2015
	US Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)	(3,775)	(3,725)	1,026

Adjustments to reconcile net profit to net cash flows provided by operating activities:
Depreciation	1,722	1,856	1,731
Capital (gain) loss on disposal of fixed assets	(13)	(12)	85
Revaluation of long term loans	17	1	10
Amortization of Intangible asset	348	-	-
Decrease in deferred tax	-	1,083	133
Changes in employee severance benefits, net	69	(150)	41
Decrease (increase) in trade receivables	(597)	2,145	171
Decrease (increase) in other receivables and prepaid expenses	(1,249)	(97)	249
Decrease in inventories	471	289	213
Decrease in trade payables	(330)	(561)	(1,396)
Decrease in other liabilities and accrued expenses	(107)	(664)	(543)

Net cash provided by (used in) operating activities	(3,444)	165	1,720

Proceeds from sale of investment in previously consolidated subsidiary:
The subsidiary's assets and liabilities at date of sale:

Trade accounts receivable, net	-	289	-
Inventories	-	298	-
Prepaid and other current assets	-	107	-
Property, plant and equipments	-	537	-
Trade account payables	-	(604)	-
Other liabilities and accrued expenses	-	(159)	-
Long-term debts, including current maturities	-	(112)	-
Reclassification of foreign currency translation reserve upon disposal of a subsidiary.	-	(276)	-
Non-controlling interest	-	191	-
	-	271	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	-	(42)	(69)
Purchase of fixed assets	(275)	(708)	(797)

Net cash used in investing activities	(275)	(750)	(866)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short- term credit	2,756	1,589	(2,063)
Increase in short- term shareholder loan	1,430	-	-
Repayment of long-term loans	(870)	(680)	(207)
Proceeds from long-term loans	167	235	1,707
Repayment of credit from fixed asset payables	(239)	(671)	(505)

Net cash provided by (used in) financing activities	3,244	473	(1,068)

Effect of exchange rate on cash and cash equivalents	128	37	123

Net increase (decrease) in cash	(347)	196	(91)
Cash at beginning of the year	1,234	1,038	1,129

Cash at end of the year	887	1,234	1,038

SUPPLEMENTAL CASH FLOW INFORMATION:
Income tax paid	-	-	43
Interest paid	185	155	175

Non-cash activities:
Purchase of fixed assets	340	90	984

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	General:

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

On November 22, 2017, the Company effected a reverse stock split, due to failure to comply with the $1.00 threshold requirement for continued trading. Pursuant to the reverse split, each 5 Ordinary Shares, NIS 0.6 nominal value per share, was converted into one Ordinary Share, NIS 3.00 nominal value per share. Accordingly, 10,142,762 Ordinary Shares outstanding prior to the reverse split, were consolidated into 2,028,552 Ordinary Shares outstanding post the reverse split.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2017, due to continued losses and the Company's limited ability to obtain additional loans from the banks, the Company obtained a loan of NIS 5.0 million (approximately $1.4 million) from Nistec, the Company's controlling shareholder. On April 29, 2018, the loan terms were amended. Following the amendment, the main terms of the loan, with retroactive effect to June 2017, are:

•
Interest at a rate of 2.6% per annum;

principal will be repaid in eight (8) equal installments, over a period of two (2) years, and interest will be repaid on a quarterly basis, as of the date of its extension. Notwithstanding anything to the contrary, the Company will not be obligated to repay the loan and the applicable interest if the banks who have lent monies to the Company do not approve such repayment; and

•	Prepayment is at the Company's discretion.

In July 2017, the Company received a line of credit dedicated to a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank HaPoalim, guaranteed by Nistec Ltd., for a period of up to one year.

In November 2017, the Company obtained a loan of NIS 3 million (approximately $840,000) from Mizrahi-Tefahot Bank, guaranteed by Nistec Ltd.

In March 2018, the Company obtained another loan from Nistec of NIS 4.0 million (approximately $1.1 million).

In April 2018, Nistec provided the Company a letter of commitment to provide the Company with additional financing in the amount of up to $2.5 million, valid for one year following the date of financial statements approval (the "Commitment Letter").

In April 2018, the Company’s Board of Directors approved the additional funding extended by Nistec in March 2018 and the Commitment Letter, either through a bank loan guaranteed by Nistec, a loan extended directly by Nistec to the Company, or a combination thereof. In the event that Nistec will provide the Company with a loan, its terms will either be back-to-back to the terms at which Nistec obtains its financing, or, at Nistec’s discretion, such loan will bear no interest, but will be linked to the Israeli Consumer Price Index.

In April 2014, the Company signed a new financial undertakings letter with one bank and in May 2014 with another bank. Under these undertaking the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $ 4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2017 the Company was not in compliance with these covenants, however, one bank granted the Company a waiver for such non-compliance until the publication of the financial statements for December 31, 2018 and another bank granted the Company a waiver until the publication of the financial statements for June 30, 2018. As a result, long term bank loans in the amount of $911 were reclassified from long term to short term.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2016, the Company was not in compliance with the covenants of debt service ratio of 1.5; however, the banks provided the Company with a waiver for such year end with respect to these covenants.

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

On December 19, 2016, the Parent sold all of its Kubatronik shares to the seller. As part of the transaction, the Parent: (i) paid the seller Euro 483 ($508) on account of his option, as described above; and (ii) provided Kubatronik with an Euro 110 ($116) advance, to support its cash flow.  This advance, together with Kubatronik’s outstanding debt to Eltek in the amount of Euro 1.031 million ($1.084 million) was forgiven as part of the transaction. In consideration for the sale, the Parent is entitled to contingent consideration equal to 20% of Kubatronik’s net profit in 2017, and 10% of Kubatronik’s net profit in each of 2018 and 2019. The Parent and Kubatronik further agreed that until the end of 2017, they will offer a 10% discount on sales of their products to one another, and pay a 10% commission on sales each party effects to consumers introduced by the other. Kubatronik continues to manage Eltek Europe GmbH. Until the end of 2017, the former CEO of Kubatronik and the CIO of the Parent continued to serve as Kubatronik’s CEO, on a part-time basis. Following consummation of the transaction, Eltek recognized a loss of $271.

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

d.	Translation of foreign entity operations:

The financial statements of foreign subsidiaries are translated into the Parent's functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders' equity.

e.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI") are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

		Exchange rate	Exchange rate
	Israeli CPI	of one US dollar	of one Euro
	Points	NIS	NIS

December 31, 2017	221.57	3.467	4.1526
December 31, 2016	220.24	3.845	4.044
December 31, 2015	221.13	3.902	4.2468

	%

December 31, 2017	0.6	(0.1)	2.7
December 31, 2016	(0.4)	(1.5)	(4.8)
December 31, 2015	0.6	0.3	(10.1)

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Use of estimates:

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, deferred tax assets, inventory, income tax uncertainties and other contingencies.

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

The allowance for doubtful accounts receivable is calculated on the basis of specific identification of customer balances, and a general allowance according to the Company's policy. The allowance is determined based on management's estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and volume of their operations.

The activity in the allowance for doubtful accounts for the three years ended December 31, 2017 is as follows:

	Year ended December 31,
	2017	2016	2015
	US Dollars in thousands

Opening balance	160	86	62
Additions during the year	90	69	19
Foreign currency translation adjustments	(16)	5	5

Closing balance	234	160	86

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Inventories:

Inventories are recorded at the lower of cost or net-realizable  value. Cost is determined on the weighted average basis for raw materials. For work in progress and finished goods, the cost is determined pursuant to calculation of accumulated actual direct and indirect costs.

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

As of December 31, 2017 and 2016, the Company had equipment under capital leases of $688 and $603, respectively, net of accumulated depreciation of $301 and $205 respectively.

The future minimum payments under capital leases at December 31, 2017 the Company were as follows:

Long-term

2017	301
2018	293
2019	94
2021	-
Total minimum capital lease payments	688

l.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other". The Parent acquired software technology during 2014-2015 which was fully amortized during 2017.

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

o.         Revenue recognition:

The Company recognizes revenue upon delivery of the product and after the customer takes ownership and assumes risk of loss, collection of the corresponding receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. For customers financed R&D project, the Company recognizes revenue according to the proportionate accumulated costs in the project.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Earnings per ordinary share:

Diluted earnings per ordinary share calculation is similar to basic earnings per share effect. The Company does not presently have such dilutive instruments. except that the weighted average of ordinary shares outstanding is increased to include the number of additional ordinary shares that would have been outstanding if the outstanding options had been exercised, to the extent that these options have a dilutive effect..

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard becomes effective for the Company beginning January 1, 2019. Early adoption of the standard is allowed.. . The Company is in the process of evaluating this guidance to determine the impact it will have on the Company's financial statements and related disclosures

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In July 2015, FASB deferred the effective date by one year to December 15, 2017 and permitting early adoption of the standard, but not before the original effective date of December 15, 2016. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method).

In November 2017, FASB issued ASU No. 2017-14, Income Statement—Reporting Comprehensive, Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). ASU No. 2017-14 incorporates into the Accounting Standards Codification recent Securities Exchange Commission ("SEC") guidance related to revenue recognition. ASU No. 2017-14 was effective upon issuance.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is still evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures.

The Company had reviewed the effects of the adoption of ASC-606 and do not expect any material effects on the financial statement of the Company.

NOTE 2:-	CASH AND CASH EQUIVALENTS

	December 31,
	2017	2016
	US Dollars in thousands

Denominated in U.S. dollars	677	954
Denominated in NIS	33	60
Denominated in Euro	177	220

	887	1,234

NOTE 3:-	INVENTORIES

	December 31,
	2017	2016
	US Dollars in thousands

Raw materials	1,616	1,732
Work-in-progress	1,638	1,538
Finished goods	617	656

	3,871	3,926

In the years ended December 31, 2015, 2016 and 2017, the Company wrote off inventories in the amount of $376, $511 and $388, respectively.

Raw materials inventory is net of $78 and $285 of obsolete items as of December 31, 2016, and 2017, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FIXED ASSETS, NET

	December 31,
	2017	2016
	US Dollars in thousands
Cost:
Machinery and equipment	36,890	32,751
Leasehold improvements	9,044	8,124
Motor vehicles	74	46
Office furniture and equipment	260	234

	46,268	41,155
Accumulated depreciation:

Machinery and equipment	(29,805)	(25,890)
Leasehold improvements	(7,625)	(6,598)
Motor vehicles	(48)	(37)
Office furniture and equipment	(204)	(177)
	(37,682)	(32,702)

Depreciated cost	8,586	8,453

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 were $2,080, $1,856 and $1,731, respectively.

NOTE 5:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Annual interest
	rate at
	December 31	December 31,
	2017	2017	2016
	%	US Dollars in thousands

In NIS linked to the Israel central bank interest rate (Prime+0.85%-1.7%)	2.45% – 4.3%	5,207	2,094

Long-term debt from banks linked to the Prime rate (*)	P+0.9	1,856	774

		7,063	2,868

(* ) An amount of  $911 has been reclassified from long term debt as of December 31, 2017.  For further information see Note 7.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OTHER CURRENT LIABILITIES

	December 31,
	2017	2016
	US Dollars in thousands

Accrued payroll including amounts due to government authorities	983	887
Provision for vacation and other employee benefits	1,584	1,500
Accrued expenses	600	548
Employees' severance benefits	-	64
Provision for contingent liabilities (Note 9D)	274	267
Other liabilities	670	552

	4,111	3,818

NOTE 7:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

Banks and others

	Annual interest
	rate at
	December 31	December 31,
	2017	2017	2016
	%	US Dollars in thousands
Linkage terms:
U.S. dollar	5	290	448
NIS - Fix interest rate	5 – 5.6	398	142
Euro	2.17	-	13
NIS - linked to the Prime rate	P+0.9	-	2,330
		688	2,933
Less - current maturities (trade payables)		(300)	(979)

		388	1,954

Minimum future payments at December 31, 2017 due under the long-term (including capital lease) debt are as follows:

Long-term loan

First year	300
Second year	294
Third year	94
Fourth year	-

688

Long-term debt includes capital leases in the amounts of $688 and $1,603 and current maturities of long-term debt of $301 and $205 at December 31, 2017 and 2016, respectively. The current maturities are classified to the trade payable balance as of December 31, 2017 and 2016, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES (Cont.)

In April 2014, the Company signed a new financial undertakings letter with one bank and in May 2014 with another bank. Under these undertaking the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2017 the Company was not in compliance with these covenants, however, one bank granted the Company a waiver for such non-compliance until the publication of the financial statements for December 31, 2018 and another bank granted the Company a waiver until the publication of financial statements for June 30, 2018. As of December 31, 2016, the Company was not in compliance with the covenants of debt service ratio of 1.5; however, the banks provided the Company with a waiver for such year end with respect to these covenants.

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	EMPLOYEE SEVERANCE BENEFITS (Cont.)

c.	Total liability for employees' severance benefits as at December 31, 2017 amounted to $ 174.

Expenses recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2017, 2016, and 2015 were $ 87, $ 94 and $ (142), respectively.

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks. See note 7.

2.
The Company has pledged certain items of its equipment as a guarantee for the implementation of its benefited enterprise for tax proposes. The Company has determined that it is in compliance with the conditions of the approval (see Note 13a).

3.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

b.	Operating leases and other agreements:

1.	The premises occupied by the Parent are leased under two lease agreements that expire in August 2022 and December 2022, respectively.

2.	The Parent has an obligation to purchase inventory that is held by a supplier in the total amount of $415.

3.	The Parent's motor vehicles are leased under operating lease agreements, mainly for three-year terms.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.	Minimum future payments at December 31, 2017 due under the above agreements over the next five years and thereafter are as follows:

	Premises leases	Other agreements
	US Dollars in thousands

First year	36	698
Second year	36	599
Third year	36	431
Fourth year	36	97
Fifth year and thereafter	36	65

	180	1,890

Payments required under these agreements are charged to expense under the straight-line method over the periods of the respective leases.

Expenses recorded under these agreements for the years ended December 31, 2017, 2016, and 2015 were $1,444, $ 1,447 and $ 1,463, respectively.

c.	Indemnification agreement:

The Parent entered into an indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer. Such indemnification amount is limited to 25% of the Parent's shareholders' equity.

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

In connection with the change of control of the Parent that resulted from Nistec’s acquisition of a controlling stake in the Parent, Israeli law requires it to obtain a new business permit in order to continue operating its business. The Parent has submitted an application for this permit and received a temporary permit until January 2019.  The new permit is expected to be subject to certain conditions, especially certain conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly. .

In October 2015, the Parent filed an application for an emissions permit with the Ministry.  In January 2016, the Parent received a notice of non-compliance from the Ministry, stating that the application was incomplete and that the Parent is in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. Throughout 2016 and 2017 the Parent submitted amended application and conducted several discussions with the Ministry. The Parent received the emissions permit in July 2017.

Employee Related Matters

Three lawsuits were filed against the Parent in May 2008, in December 2014 and in August 2015 by three employees alleging that they had suffered personal injuries during their employment. One lawsuit was settled by the Parent's insurance company and the remaining two are seeking aggregate financial compensation of approximately $164 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified the Parent in January 2011 and July 2013, that they allegedly suffered personal injuries during their employment with the Company. Of these four employees, one is seeking compensation of $165 and the others did not state their claim amount.

The Parent submitted all these claims to its insurance company, which informed the Parent that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period September 2015 through July 2017, five former employees filed law suits seeking additional payments in connection with their employment with the Parent and subsequent termination. The aggregate amount claimed is approximately $1.0 million. The Company recorded a provision according to the legal advisors opinion. In April 2018 the Parent reached a settlement agreement with one of the claimant which amount was not significant.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31,(*)
	2017 and 2016	2017	2016
	Number of shares

Ordinary shares of par value NIS 3.0 each	10,000,000	2,028,552	2,028,552

Amount in US$
Ordinary shares of par value NIS 3.0 each		397,056	397,056

(*)Respectively adjusted to reflect reverse split of shares.

NOTE 11:-      ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2017	2016	2015
	US Dollars in thousands

Customer A - Sales of manufactured products	14.6%	16.3%	17.9%

b.	Revenues by geographic areas:

	Year ended December 31,
	2017	2016	2015
	US Dollars in thousands

Israel	19,730	17,535	20,647
Europe	4,423	8,125	8,382
North America	5,219	7,863	7,504
India	2,362	3,100	4,135
Rest of the world	1,020	442	682

	32,754	37,065	41,350

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2017	2016	2015
	US Dollars in thousands

Interest and exchange rate expenses on long-term loans	88	146	134
Expenses on short-term credit and bank charges	174	158	143
Effect of exchange rate differences on other expenses and net loss from derivative instruments	-	(31)	(59)
Other financing expenses, net	36	36	41

	298	309	259
.
NOTE 13:-	TAXES ON INCOME

a.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"):

1.	Beneficiary enterprise:

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

The Amendment also provides that no income tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% will apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties. The Law for the Change in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013 raised to 20% the tax rate on a dividend distributed to an individual and foreign resident out of preferred income as from January 1, 2014.

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

As of December 31, 2016, the Parent's tax loss carryforwards were approximately $22.5 million of operating losses and $ 4.7 million of capital.

The Parent's tax loss carryforward and tax credits carryforward do not have expiration dates.

c.	Income tax assessments:

The Parent files its income tax return in Israel. Eltek Europe file its income tax returns in Germany and Eltek USA files its income tax return in the United States.

In Israel, the Parent has received final tax assessments through the 1995 tax year. Assessments through the 2012 tax year are considered final due to statute of limitations. The Israeli tax returns of the Parent may be audited by the Israeli Tax Authorities for the tax years beginning in 2013.

Eltek Europe has received final tax assessments through the 2013 tax year. The tax returns of Eltek Europe remain subject to audit for the tax years beginning in 2014. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2012. The Parent's other foreign subsidiaries have not yet received any final tax assessments since their incorporation.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Profit before tax and income tax expense (benefit) included in the consolidated statements of comprehensive income:

	Year ended December 31,
	2017	2016	2015
	US Dollars in thousands

Profit (loss) before income tax expense:
Israel	(3,701)	(2,767)	1,038
Foreign jurisdictions	-	200	206
	(3,701)	(2,567)	1,244

Current tax expense (benefit):
Israel	-	-	(3)
Foreign jurisdictions	74	73	72

	74	73	69

Deferred taxes:
Israel	-	1,085	149
Foreign jurisdictions	-	-	-
	-	1,085	149

Income tax expense	74	1,158	218

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

e.	Reconciliation of the theoretical income tax (expense) benefit to the actual income tax expense:

A reconciliation of the theoretical income tax (expense) benefit, assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2017	2016	2015
	US Dollars in thousands

Profit (loss) before income tax expense (benefit) as reported in the consolidated statements of comprehensive income	(3,701)	(2,567)	1,244

Statutory tax rates	24%	25%	26.5%

Theoretical tax expense (benefit) calculated	(888)	(642)	330

Other	574	(138)	36
Changed in liability for undistributed income of subsidiaries	29	37	38
Change in valuation allowance	(80)	(2,075)	(92)
Increase in capital loss for tax purposes	0	915	-
Change in effective on corporate tax rate	(49)	(17)	-
Changes in deferred tax of carryforward losses due to sale of investment in previously consolidated subsidiaries:	-	492	-
Tax benefit (expense) arising from "Beneficiating and Preferred enterprises"	296	250	(109)
Foreign tax rate differential in subsidiaries	44	20	15

Total	814	(516)	(112)

Income tax (expense) benefit	(74)	(1,158)	218

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences were been the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2017	2016
	US Dollars in thousands

Deferred tax assets:

Net operating loss carryforwards (in Israel)	3,614	2,772
Capital loss carryforwards (in Israel)	1,170	1,957
Severance benefits	28	23
Provision for vacation pay	218	202
Tax credit carryforward	1,065	926
Allowance for doubtful accounts	37	26

Total gross deferred tax assets	6,132	5,906

Less valuation allowance	(5,256)	(5,175)

Net deferred tax assets	876	731

Deferred tax liabilities:
Undistributed income of subsidiaries	(275)	(197)

Fixed assets - differences in depreciation	(601)	(534)

Total gross deferred tax liabilities	(876)	(731)

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

During the year ended December 31, 2016 the Company recorded a tax expense of $1.2 million due to uncertainty about its ability to utilize these tax assets in the foreseeable future.

The Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future.  The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. The valuation allowance for deferred tax assets as of December 31, 2016 and 2015 was $5,255 and $ 5,175 respectively. The net change in the total valuation allowance for each of the years ended December 31, 2016, 2015 and 2014, was an increase (decrease) of 80, $(2,075) and $(192), respectively.

g.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2017, 2016 and 2015, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

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

a.	Balances with related parties:

	December 31,
	2017	2016
	US Dollars in thousands

Trade accounts receivable	231	227
Trade accounts payable	73	1
Controlling shareholder loans	1,442	-

b.	Transactions with related parties:

	Year ended December 31,
	2017	2016	2015
	US Dollars in thousands

Revenues	604	508	644

Purchases ,Selling, general and administrative expenses	469	336	340
Loans from Controlling shareholder	1,442	-	-

PCB purchases by Nistec - Nistec may purchase PCBs from the Company solely to provide assembled boards to its customers and not for re-sale. The Company's quote will be based on its standard price list, and may be subject to a discount of up to ten percent (10%). Should the order be for PCBs imported by the Company, the quote will reflect the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Soldering and Assembly Services - The Company may acquire soldering services and/or purchasing services. Nistec’s pricing for its soldering services will be its standard price list (the “Price List”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Price List will be negotiated by the parties in good faith (without participation of Mr. Nissan, the Company's controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCBs, it may ask Nistec to provide it with a quote for such services. Nistec may charge for design and/or design services in accordance its standard price list for such services, less a five percent (5%) discount. The Company’s purchases of services under the Soldering, Assembly and Design  Services Procedure may not exceed NIS 300 per annum.

Insurance Expenditures - The Company may share with Nistec costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec will  reduce the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in the proportions indicated by the insurer for each of the Company and Nistec had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee and the Board of Directors of the Parent.

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

Managements fees - Eltek pays Nistec monthly managements fees.

In November 2016, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the following transactions:

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The extension and amendment of the Management Agreement with Nistec Ltd. as follows:

a.
Commencing in 2017 and each calendar year thereafter, in the event that the Company’s Consolidated Financial Statements reflect that the Company has reached both sales and profit targets as set for the applicable year in the Company’s Officers Bonus Plan, Nistec Ltd. will be entitled to a bonus equal to two percent (2%) of the Company’s annual profit before taxes for such year, up to NIS 200 per year;

b.
In accordance with the Company’s policy approved by the Audit Committee, Mr. Nissan will receive reimbursement, against receipts, of travel expenses paid directly by him (other than food and beverage expenses) while traveling internationally on behalf of the Company provided that such reimbursement will not exceed an aggregate amount of NIS 10 per calendar quarter,

c.
Mr. Nissan will receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 5732-1972.

d.
For as long as Mr. Nissan will serve as both the Company’s Chief Executive Officer and Chairman of the Board of Directors, the Company will pay for the lease of a car for Mr. Nissan with a list price not to exceed NIS 250.

ii.          The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.

These transactions were approved by the Company's shareholders in the annual general meeting, held on December 29, 2016.

Employment of Yitzhak Nissan's daughter - Mr. Yitzhak Nissan's daughter is employed by the Company as assistant to the Chief Executive Office.

Loans and guarantees from Nistec –
(a). In June  2017, the Company obtained a loan of NIS 5 million (approximately $1.4 million) from Nistec Ltd., the Company’s controlling shareholder. On April 29, 2018, the Company’s Board of Directors and Audit Committee approved an amendment to the loan. Following such amendment, the principal terms of the loan are:

•	The loan will bear interest at a rate of 2.6% per annum;

•
The loan and the applicable interest will be repaid in eight (8) equal installments, over a period of two (2) years, as of the date of its extension. Notwithstanding anything to the contrary, the Company will not be obligated to repay the loan and the applicable interest at any time, if the banks who have lent monies to the Company do not approve such repayment; and

•	The loan (or any part thereof) may be repaid at any time at the Company’s discretion.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

(b). In July 2017, the Company received a line of credit dedicated for a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank HaPoalim, guaranteed by Nistec Ltd, for a period of up to one year.

(c). In November 2017, the Company obtained a loan of NIS 3 million (approximately $840,000) from Mizrahi-Tefahot Bank, guaranteed by Nistec Ltd.

(d). In March 2018, the Company obtained another loan from Nistec of NIS 4.0 million (approximately $1.1 million).

In April 2018, Nistec provided the Company a letter of commitment to provide additional financing in the amount of up to $2.5 million, valid for one year following the date of financial statements approval.

On April 29, 2018, the Company’s Board of Directors approved such additional funding from Nistec, either through a bank loan guaranteed by Nistec, a loan extended directly by Nistec to the Company, or a combination thereof. In the event that Nistec will provide the

Company with a loan, its terms will either be back-to-back to the terms at which Nistec obtains its financing, or, at Nistec’s discretion, such loan will bear no interest, but will be linked to the Israeli Consumer Price Index. Management has authority to pursue this additional financing for a period of 3 months before the issue being reevaluated.

NOTE 16:-       SUBSEQUENT EVENTS

In March 2018, the Company obtained another loan from Nistec of NIS 4.0 million (approximately $1.1 million).

In April 2018, Nistec provided the Company a letter of commitment to provide additional financing in the amount of up to $2.5 million, valid until one year following the date of financial statements approval.

In April 2018, the Company’s Board of Directors approved such additional funding from Nistec, either through a bank loan guaranteed by Nistec, a loan extended directly by Nistec to the Company, or a combination thereof. In the event that Nistec will provide the Company with a loan, its terms will either be back-to-back to the terms at which Nistec obtains its financing, or, at Nistec’s discretion, such loan will bear no interest, but will be linked to the Israeli Consumer Price Index. Management has authority to pursue this additional financing for a period of 3 months before the issue being reevaluated.

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

Dated: April 29, 2018