Form 20-F
period 2018-12-31
ELTEK LTD
filed 2019-04-18
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Alon Mualem, +972-3-9395025 (phone), +972-3- 9342584 (fax)
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

                2,028,552 Ordinary Shares, nominal value NIS 3.00 per share (as of December 31, 2018)

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

Our functional currency is New Israeli Shekel while our reporting currency is the U.S. dollar.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date as published by the Bank of Israel ($1.00 = NIS 3.748 as of December 31, 2018), and except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

TABLE OF CONTENTS
Page No.

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	21
A.	History and Development of the Company	21
B.	Business Overview	22
C.	Organizational Structure	27
D.	Property, Plants and Equipment	28
ITEM 4A.	UNRESOLVED STAFF COMMENTS	28
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
A.	Operating Results	28
B.	Liquidity and Capital Resources	35
C.	Research and Development, Patents and Licenses	38
D.	Trend Information	38
E.	Off-Balance Sheet Arrangements	39
F.	Tabular Disclosure of Contractual Obligations	39
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	39
A.	Directors and Senior Management	39
B.	Compensation	42
C.	Board Practices	43
D.	Employees	51
E.	Share Ownership	52
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53
A.	Major Shareholders	53
B.	Related Party Transactions	54
C.	Interests of Experts and Counsel	56
ITEM 8.	FINANCIAL INFORMATION	56
A.	Consolidated Statements and Other Financial Information	56

ii

B.	Significant Changes	57
ITEM 9.	THE OFFER AND LISTING	57
A.	Offer and Listing Details	57
B.	Plan of Distribution	57
C.	Markets	57
D.	Selling Shareholders	57
E.	Dilution	57
F.	Expense of the Issue	57
ITEM 10.	ADDITIONAL INFORMATION	57
A.	Share Capital	57
B.	Memorandum and Articles of Association	58
C.	Material Contracts	61
D.	Exchange Controls	61
E.	Taxation	62
F.	Dividends and Paying Agents	71
G.	Statement by Experts	71
H.	Documents on Display	71
I.	Subsidiary Information	72
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	72
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	73
PART II		73
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	73
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	73
ITEM 15.	CONTROLS AND PROCEDURES	73
ITEM 16.	[RESERVED]	74
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	74
ITEM 16B.	CODE OF ETHICS	74
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	74
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	75
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	75
ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	75
ITEM 16G.	CORPORATE GOVERNANCE	75
ITEM 16H.	MINE SAFETY DISCLOSURE	76
ITEM 17.	FINANCIAL STATEMENTS	76
ITEM 18.	FINANCIAL STATEMENTS	76
ITEM 19.	EXHIBITS	77

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for the five years ended December 31, 2018.  The selected consolidated financial data as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  Our selected consolidated financial data as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 have been derived from audited consolidated financial statements not included in this annual report. The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Year ended December 31,	2018	2017	2016	2015	2014
	($ and share data in thousands, except per share data)
Revenues	33,939	32,754	37,065	41,350	46,626
Cost of revenues	(31,342)	(31,427)	(34,248)	(34,802)	(40,604)
Gross profit	2,597	1,327	2,817	6,548	6,022

R&D expenses	-	(41)	(117)	(90)	(72)
Selling, general and administrative expenses	(4,669)	(4,704)	(4,699)	(4,961)	(6,773)
Impairment of goodwill	-	-	-	-	(80)
Total operating expenses	(4,669)	(4,744)	(4,816)	(5,051)	(6,925)
Operating profit (loss)	(2,072)	(3,418)	(1,999)	1,497	(903)

Financial expenses, net	(475)	(298)	(309)	(259)	(356)
Other income (loss), net	3	15	(259)	6	38
Profit (loss) before income tax expense	(2,544)	(3,701)	(2,567)	1,244	(1,221)

Income tax (expense) benefit	(63)	(74)	(1,158)	(218)	(1,634)
Net profit (loss)	(2,607)	(3,775)	(3,725)	1,026	(2,855)
Net profit (loss) attributable to non-controlling interest	-	-	101	17	190
Net profit (loss) attributable to Eltek Ltd. shareholders	(2,607)	(3,775)	(3,624)	1,043	(2,665)
Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd.	(1.28)	(1.58)	(1.82)	0.51	(0.26)

Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share	2,029	2,029	2,029	2,029	2,029

CONSOLIDATED BALANCE SHEETS DATA :
	As at December 31,
	2018	2017	2016	2015	2014
	($ and share data in thousands)
Working capital (deficit)	(5,314)	(4,565)	(93)	1,982	(72)
Total assets	18,160	22,145	20,145	25,419	26,266
Long-term liabilities	519	911	2,098	3,194	2,087
Total shareholders’ equity	882	3,459	6,634	10,335	9,307
Number of issued and outstanding shares	2,029	2,029	2,029	2,029	2,029

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

Risks Related to Our Business and Our Industry

We have a history of operating losses and may not be able to achieve and sustain long term profitable operations.  We may not have sufficient resources to fund our operations in the future.

                In the year ended December 31, 2018, we incurred a net loss of $2.6 million, and have not maintained consistent profitable operations in the past. We have incurred an accumulated deficit of approximately $21.5 million since inception and our working capital deficiency amounted to $5.3 million as of December 31, 2018. There can be no assurance that we will be able to operate profitably in the future.  To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We will require additional capital in the future, which may not be available to us.

As of December 31, 2018, we had $1.0 million in cash and cash equivalents and had a working capital deficit of $5.3 million. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) approval of the current or additional lines of credit and long-term loans from banks.

As of December 31, 2018, we had revolving lines of credit aggregating NIS 27.5 million (approximately $7.3 million) with our banks and from a non-banking financial institution, of which $5.8 million was utilized as of such date, and $1.6 million of long-term loans (including current maturities) from banks and fixed assets suppliers. In addition, as of December 31, 2018 we had shareholders’ loans in the amount of NIS 10 million ($2.7 million) not including accrued interest, from entities within the Nistec group controlled by the Chairman of our Board of Directors, Yitzhak Nissan.  As of April 16, 2019 the total principal amounts of the loans received by us from Nistec is NIS 12 million (approximately $ 3.3 million). As of December 31, 2018, we were not in compliance with our banks’ covenants. As a result, long term bank loans in the amount of $34,000 were reclassified from long term to short term. These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

In November 2017, Nistec Ltd. provided a guarantee for a NIS 3.0 million (approximately $840,000) loan from a bank, and in August 2018 it also provided a guarantee for a NIS 7.0 million (approximately $ 1,930,000) loan from a non-banking financial institution. In the event that such guarantees will be exercised by the bank or by the non-banking financial institution, we will be required to repay Nistec Golan (the successor to Nistec Ltd.) by May 1, 2020. In addition, Nistec Golan guaranteed NIS 2.0 million (approximately $530,000) of our existing line of credit to a bank, which we are required to repay by April 30, 2019. During February 2019, our audit committee approved the exercise of the option that Nistec Golan will repay the debt owed to the bank, and in such event, the guarantee will convert into a loan from Nistec Golan. which is due on May 1, 2020. In February 2019, Nistec Golan (which acquired the loans issued by and assumed the guarantees of Nistec Ltd.) informed us that it intends to convert approximately $2.5 million of these loans in connection with a planned rights offering. Subsequently, we were informed that instead of the conversion of debt owed to it, Nistec Golan would participate in the rights offering by way of a cash investment of at least $2.5 million.

In March 2019, we issued at no charge to the holders of our ordinary shares subscription rights to purchase up to an aggregate of 3,380,920 shares, such that each shareholders received five (5) subscription rights for every three (3) ordinary shares owned on the record date, at a price of $1.464 per ordinary share. We raised $3.4 million in gross proceeds from this offering (the “Rights Offering”).  The proceeds of the Rights Offering will be used  for the repayment of the NIS 3.0 million (approximately $840,000) loan from Mizrahi Bank and the repayment of the NIS 2.0 million (approximately $530,000) line of credit from Bank Leumi, as well as for working capital and other general corporate purposes, including the possible investment in plant and equipment.

We are not in compliance with financial covenants in our loan agreements

We are subject to financial covenants in our loan agreements with the banks that provide us with our credit facilities and long-term loans. Our compliance with the financial covenants is measured annually based on our annual audited financial statements. As of December 31 of each of the three years ended December 31, 2018, we were not in compliance with these covenants; however, one bank granted us a waiver for such non-compliance until the publication of financial statements as of December 31, 2018. As of December 31, 2018, we were not in compliance with our bank covenants. As a result, long term bank loans in the amount of $34,000 were reclassified from long term to short term. On February 2019, the banks granted us a waiver from such non-compliance. We are required by one bank to meet these covenants in our financial statements for December 31, 2019 (to be issued no later than May 1, 2020) and the other bank granted us a waiver from such non-compliance, and adjusted the financial covenants, to be met in our financial statements for December 31, 2019 (to be issued not later than 120 days from December 31, 2019).

These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are encumbered as security for our liabilities to our banks, whose consents are required for any future pledge of such assets. The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

Both banks have the right to demand immediate repayment of the loans and lines of credit in the event of non-compliance with the financial covenants or a change of control in our company, if such a change occurred without their prior approval. Our failure to remain in compliance with each of the banks’ covenants, obtain waivers, negotiate agreements with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position. There is considerable doubt that we will retain compliance with the bank covenants during 2019.

We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

The proper function of our manufacturing equipment is an important element for effectively operating our business. We own and use several unique manufacturing machines, some of which are aging and sometimes malfunction, causing disruptions and occasionally even cessation of our manufacturing activities, which adversely affects our business. It is possible that substantial funds may be required to repair or replace our unique machinery, which may not be available to us. Further, the replacement of certain machinery could be a long process. Machinery failure could cause a cessation of our manufacturing activities for a significant period of time, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Key customers account for a significant portion of our revenues. The loss of a key customer would have an adverse impact on our business results.

In the years ended December 31, 2018, 2017 and 2016, a group of nine (9) affiliated companies accounted for 12.0%, 14.6%, and 16.3% of our total revenues, respectively and another group of four (4) affiliated companies accounted for 9.3%, 10.2%, and 5.9% of our total revenue, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be adversely affected by currency fluctuations.

Our revenues and expenses are denominated in NIS, dollars and euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The NIS value of our dollar and euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS. The average exchange rate for the NIS against the dollar was 0.1% lower in 2018 than in 2017, which had a minor impact on our operating results in 2018.  In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected.

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

Significant portions of our business are conducted outside the markets in which our products and solutions are manufactured or generally sold, and accordingly, we often export a substantial number of products into such markets. We may, therefore, be denied access to potential customers or suppliers or denied the ability to ship products from any of our subsidiaries into the countries in which we currently operate or wish to operate, as a result of economic, legislative, political and military conditions, including hostilities and acts of terrorism, in such countries.

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

Our customers are also required to comply with various government regulations, legal requirements and industry standards, including many of the industry-specific regulations discussed above.  Our customers’ failure to comply could affect their businesses, which in turn would affect our sales to them.  In addition, if our customers are required by regulation or other requirements to make changes in their product lines, these changes could significantly disrupt particular programs for these customers and create inefficiencies in our business.

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

In October 2015, we filed an application for an emissions permit with the Israeli Ministry of Environmental Protection, or the Ministry.  In January 2016, we received a notice of non-compliance from the Ministry stating that the application was incomplete and that we are in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. We submitted amended applications and conducted several discussions with the Ministry in 2016 and 2017 and received the emissions permit in July 2017.

If we are found to be in violation of environmental laws, then in addition to fines, we could be liable for damages, costs of remedial actions and a range of potential penalties, and could also be subject to a shutdown of our factory. Such sanctions could have a material adverse effect on our business, financial condition and results of operations.

Rapid changes in the Israeli and international electronics industries and recessionary pressures may adversely affect our business.

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

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the years ended December 31, 2017, 2016 and 2015, our purchases from one supplier accounted for 22.6%, 22.4% and 17.9% of our total consolidated raw material costs, respectively. During the year ended December 31, 2018, our purchases from two (2) suppliers accounted for 24.7% and 19.4% of our total of consolidated raw material costs, respectively. We may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

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

                Significant political developments could also have a materially adverse effect on us. In the United States, potential or actual changes in fiscal, defense appropriations, tax and labor policies could have uncertain and unexpected consequences that materially impact our business, results of operations and financial condition. In the U.K., “Brexit,” the referendum in which voters approved an exit from the European Union, or E.U., could lead to legal uncertainty and potentially divergent national laws and regulations which could adversely affect our business and financial condition. While the U.K. and the E.U. are expected to reach an agreement in 2019 regarding the U.K.’s formal exit from the E.U., political changes in the U.K. following the “Brexit” referendum and other factors leave it unclear when exactly the U.K. will exit and on what terms.

Compliance with the conditions of a new business permit we received in 2018 may be costly.

                In connection with the change of control of our company that resulted from Nistec Ltd.’s acquisition of a controlling stake in our company, Israeli law required us to obtain a new business permit in order to continue operating our business. We received a new permit in 2018 for the period ending December 31, 2099. We are currently in the process of contacting the municipality in which our plant is located to review the necessity of amending the new business permit as a result of the transfer of shares from Nistec Ltd. to Nistec Golan. The permit contains certain conditions, including conditions imposed by the Israeli Ministry for Environmental Protection, and a building permit, which includes additional conditions, which we are required to comply with as a condition for its renewal. Compliance with these conditions may be costly. If we are unable to comply with such requirements, certain sanctions may be imposed, including significant fines and possibly an order shutting down the factory.

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

                In recent years, our suppliers have increased their prices for most of our principal raw materials. We have faced pressure to raise our prices for our products to compensate for supplier price increases in order to maintain our operating margins, which we may not be able to achieve due to the competitive market. We have been taking steps to increase our prices since the third quarter of 2018, however, such price increases may result in reduced orders for our products. Additional price increases for our principal raw materials may materially affect our operating margins and future profitability.

Obstacles in our transition to a new enterprise resource planning system may adversely affect our business and results of operations and the effectiveness of our internal control over financial reporting.

                We have engaged in a multi-year process of conforming the majority of our operations onto one global enterprise resource planning system, or ERP. The ERP is designed to improve the efficiency of our supply chain and financial transaction processes, accurately maintain our books and records, and provide information important to the operation of the business to our management team. In the third quarter of 2017 we decided, due to lack of human and financial resources and unfavorable cost-benefits, to withhold implementation of ERP system. The ERP system was then fully amortized and is not fully supported. In addition, we were notified that the hardware that the ERP  runs on, will not be supported after the end of 2019. In addition the operating system of the hardware is at high risk of not being supported in the near future. The implementation of the ERP may continue in the future, which will require significant investment of human and financial resources, and we may experience significant delays, increased costs and other difficulties as a result. Any significant disruption or deficiency in the design and implementation of the ERP could have a material adverse effect on our ability to fulfill and invoice customer orders, apply receipts, place purchase orders with suppliers, and make disbursements, and could negatively impact data processing and electronic communications among business locations, which may have a material adverse effect on our business, consolidated financial condition or results of operations. While we have invested significant resources in planning and project management, significant implementation issues may arise.

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

We compete with PCB manufacturers in Asia whose manufacturing costs are lower than ours.

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

Risks Related to Our Ordinary Shares

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

                Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	announcements by governmental or regulatory authorities of significant investigations or proceedings against us;

•	additions or departures of key personnel;

•	changes in our cost structure due to factors beyond our control, such as new laws or regulations relating to environmental matters and employment;

•	future sales of our ordinary shares;

•	our involvement in litigation;

•	general stock market price and volume fluctuations;

•	changes in the prices of our products and services; and

•	devaluation of the dollar against the NIS.

Domestic and international stock markets often experience extreme price and volume fluctuations.  Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

                Low trading volume may also increase the price volatility of our ordinary shares. A thin trading market could cause the price of our ordinary shares to fluctuate significantly more than the stock market as a whole.

The voting interest of Mr. Nissan, individually and through Nistec Golan, our controlling shareholder, may conflict with the interests of other shareholders.

Mr. Yitzhak Nissan, our Chairman of the Board, beneficially owns 69.9% of our outstanding ordinary shares. In December 2018, Mr. Nissan transferred the shares of our company held by Nistec Ltd. to Nistec Golan., a company beneficially held by him. In March 2019, Nistec Golan exercised its rights in the Rights Offering and purchased 1,707,364 additional ordinary shares. Mr. Nissan also owns 330,740 of our ordinary shares in his own name, which he acquired in the market in 2016 and in the Rights Offering. Accordingly, Mr. Nissan and Nistec Golan have the ability to exercise a significant influence over our business and affairs and generally have the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions.  Mr. Nissan and Nistec Golan may make decisions regarding Eltek and our business that are opposed to other shareholders’ interests or with which other shareholders may disagree. Nistec Golan’s and Mr. Nissan’s voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders.

We were not in compliance with NASDAQ’s continued listing requirements until recently, and if we fail to maintain compliance with NASDAQ’s continued listing requirements our shares may be delisted from the NASDAQ Capital Market.

                Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “ELTK.”  To continue to be listed on NASDAQ, we need to satisfy a number of requirements, including a minimum bid price for our ordinary shares of $1.00 per share for 30 consecutive business days and shareholders’ equity of at least $2.5 million, or $35 million market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

                Our ordinary shares have experienced significant market price and volume fluctuations in the past and for certain periods have traded below the $1.00 threshold requirement for continued trading. On June 23, 2015 we received notification from Nasdaq advising us that we were not in compliance with the $1.00 threshold requirement for continued trading.  On August 26, 2015, we regained compliance with the listing rules, and the matter was then closed.  On December 28, 2016, for the second time, we received notification from Nasdaq advising us that we were not in compliance with the $1.00 threshold requirement for continued trading.  Following a reverse split of our ordinary shares, on November 22, 2017, we regained compliance with Listing Rule 5550(a)(2) and our shares continue to be listed on the NASDAQ Capital Market.

                On October 2, 2018, we received notification from Nasdaq advising us that as of October 1, 2018, we did not maintain stockholders’ equity of $2.5 million, nor did we meet the alternatives of market value of listed securities or net income from continuing operations, and therefore were not in compliance with the stockholders’ equity listing rule. On December 7, 2018, we received a notice from Nasdaq advising that we were granted an extension of time to regain compliance with the shareholders’ equity requirement until March 31, 2019. As a result of the receipt of approximately $2.5 million from our Rights Offering prior to March 31, 2019, we regained compliance with Listing Rule 5550(b)(1) and our shares continue to be listed on the NASDAQ Capital Market. Nasdaq has advised us that it will continue to monitor our ongoing compliance with the shareholders’ equity requirement and, if at the time of our next periodic report we do not evidence compliance, we may be subject to delisting. If we are ultimately delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

Penny stock rules may limit the ability of our stockholders to sell their stock.

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

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our stock.

In addition to the penny stock rules described above, FINRA has adopted rules that require that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit their ability to buy and sell our shares and have an adverse effect on the market for our shares.

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

                U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” (“PFIC”).  Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations”) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2018 tax year.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read “Material U.S. Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

Risks Related to Our Incorporation and Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices, production, manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Conflicts in North Africa and the Middle East, including Syria which border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

                Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face.  In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.  Furthermore, several countries and companies restrict business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

Our operations may be affected by negative labor conditions in Israel.

                Strikes and work stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work stoppages and such strikes or work stoppages occur, these may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers in a timely manner.

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

The termination or reduction of tax and other incentives that the Israeli government provides to domestic companies may increase the costs involved in operating a company in Israel.

                The Israeli government currently provides tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities have indicated that the government may in the future further reduce or eliminate the benefits of those programs. We have taken in the past and may take advantage of these benefits and programs again in the future, however, there is no assurance that such benefits and programs will continue to be available to us in the future. If such benefits and programs were terminated or further reduced, it could have an adverse effect on our business, operating results and financial condition. The government tax benefits that we currently are entitled to receive require us to meet several conditions and may be terminated or reduced in the future.

                Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we are profitable. If we do not meet the requirements for maintaining these benefits, they may be reduced or canceled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2018 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefited Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs.

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

In June 2002, we acquired a majority ownership interest in Kubatronik-Leiterplatten GmbH (“Kubatronik”), a European manufacturing and marketing company located in Geislingen, Germany.  In December 2016, we sold all our shares of Kubatronik to Kubatronik’s only other shareholder and founder.  For additional information see Item 4C “Organizational Structure”.

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

In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company. In June 2016, Mr. Nissan, the controlling shareholder of Nistec, and our Chairman and CEO, acquired in the market 124,028 ordinary shares of our company, increasing his direct and indirect voting interest from 50.5% to 56.6%.

 In December 2018, Nistec Ltd., transferred its ownership interest in our company to Nistec Golan Ltd. Nistec Golan and Nistec Ltd. are privately held companies indirectly controlled by Mr. Nissan, through Nistec Holdings Ltd.

In March 2019, we issued at no charge to the holders of our ordinary shares subscription rights to purchase up to an aggregate of 3,380,920 shares, such that each shareholder received five (5) subscription rights for every three (3) ordinary shares owned on the record date, at a price of $1.464 per share.  Our shareholders purchased 2,351,701 ordinary shares, for an aggregate of $3.4 million.  Of such shares, Nistec acquired 1,707,364 shares and Mr. Nissan individually acquired 206,712 of our ordinary shares, increasing his direct and indirect voting interest from 56.6% to 69.9%.

During the three years ended December 31, 2018, we cash invested approximately $619,000 in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $1.2 million in capital expenditures in 2019, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities.  We intend to finance these expenditures with suppliers’ credit, cash flow from operations and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.

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

Reduction in backlog. Due to the costs involved, our customers are increasingly reluctant to maintain inventory and refrain from placing orders significantly in advance. As a result, we have experiences a reduction in order backlog and uncertainty in respect of future orders.

Introduction of new disruptive technologies. Semi-additive and fully-additive technologies are arising and are expected to  affect conventional industries in the future.

Manufacturing and Engineering Processes

Significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry.  During the three years ended December 31, 2018, we cash invested approximately $1.6 million in machinery and equipment for that purpose.

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

During 2018 we incurred water damage to a major piece of equipment in our production facility. We replaced the damaged machine with a new Nuvogo™ LDI machine shortly thereafter, utilizing $500,000 received from our insurance company as an advance payment. The advance payment was recorded as a deduction in the cost of acquiring the new machine and to offset some of the loss incurred as a result of the damage. We are negotiating a final resolution with the insurance company. While we believe that we will receive additional funds from the insurance company on our claims, we cannot be sure that such negotiations will be successfully completed.

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

Quality, Environmental and Safety Standards.  Our quality management system has been ISO 9001:2008 certified since July 2002.  Such certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards.  We have obtained United States Department of Defense Qualified Product List approval (MIL-PRF-55110G and MIL-P-50884E) for our products.  Since 1976, our rigid glass epoxy (FR4 and FR5) and flex-rigid boards have been UL 94V-0 certified by Underwriters Laboratories Inc. (a standards organization that offers product safety testing and certification of product safety).  Our environmental management system has been ISO 14001:2004 certified since 2005 (and prior to such date was ISO 14001 certified from 2003).  We are OHSAS 18001:2007 certified for occupation health and safety management systems since December 2007.  In November 2009, we became certified to the AS 9100B quality management standard for the aerospace industry and in August 2012 we were upgraded to AS 9100C.

Enterprise Resources Planning (ERP) Software. During 2017 we withheld the implementation process of the enterprise resource planning system ("ERP") which we previously had been engaged in.. In 2014 we acquired a new ERP system dedicated to the PCB industry from Proms.  In the third quarter of 2017 we decided, due to lack of human and financial resources and unfavorable cost-benefit, to withhold implementation of ERP system. The ERP system was then fully amortized.

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2018, 2017 and 2016, the primary industries for which we produced PCBs were defense and aerospace equipment (43.1%, 48.0% and 44.8% of production, respectively), medical equipment (9.5%, 14.3% and 16% of production, respectively), industrial equipment (6.0%, 4.2% and 9.2% of production, respectively), distributors, contract electronic manufacturers and others (41.4%, 33.6% and 30.0% of production, respectively).

Customers.  During the year ended December 31, 2018, we provided PCBs to approximately 154 customers in Israel and approximately 99 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, the Netherlands, India, Italy, Romania, Uruguay, China, and South Africa.  Sales to non-Israeli customers were $15.0 million (44.2% of revenues) for the year ended December 31, 2018, $13.0 million (39.8% of revenues) for the year ended December 31, 2017 and $19.5 million (52.7% of revenues) for the year ended December 31, 2016. In the years ended December 31, 2018, 2017 and 2016, a group of nine affiliated companies accounted for 12.0%, 14.6%, and 16.3% of our total revenues, respectively, and another group of four affiliated companies accounted for 9.3%, 10.2%, and 5.9% of our total revenue, respectively.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies.  We currently have nine persons involved in sales, of which six persons are located in Israel and three persons are located in the United States. In North America, we market and sell our products through Eltek USA as well as through independent local sales representatives. We also have sales representatives in Germany, Finland and Spain.  PCB trading and manufacturing companies act as distributors of our products in the Netherlands, Italy, and South Africa.  In India, we market our products through a local sales representative.  We maintain technical support services for our customers worldwide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of seven persons.

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

Backlog

We estimate that our backlog of unfilled orders as of December 31, 2018, was approximately $7.0 million compared to a backlog of approximately $9.1 million at December 31, 2017.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months. The backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Environmental Matters

Our environmental management system has been ISO 14001 certified since May 2003.  This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

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

In January 2014, July 2014 and September 2015, we received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 3.8 million ($980,000) excluding VAT, for discharges of  industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system.  The payment demands were made on the basis of several samplings conducted by Meitav on our premises during 2013-2015.  We presented plans for a new wastewater treatment facility to Meitav in an effort to have Meitav rescind or reduce its demand for payment.

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

In October 2015, we filed an application for an emissions permit with the Ministry.  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete and that we were in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. Following communications with the Ministry, we submitted an amended application and received our emissions permit in July 2017.

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

C.            Organizational Structure

In June 2002, we acquired a 76% interest in Kubatronik, a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  The founder held the remaining 21% interest in Kubatronik (after we acquired an additional 3% of shares of Kubatronik from him in May 2012).  The founder had the right to require us to purchase, and we had the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik.  In May 2012, the founder exercised his option with respect to 3% of the shares for approximately Euro 69,000 and reduced his ownership percentage from 24% to 21%.  The price for the remaining holdings in Kubatronik under the put option was Euro 483,000, while the price for such holdings under the call option was Euro 513,000. Subsequently, Kubatronik incurred losses which were financed by us. Although we took measures to improve Kubatronik’s results, we were not successful in our efforts. Therefore, on December 19, 2016, we sold all of the Kubatronik shares held by us to the founder.  As part of the transaction, we paid him Euro 483,000 on account of his option and provided Kubatronik with an Euro 110,000 advance, to support its cash flow.  This advance, together with Kubatronik’s debt to us in the amount of Euro 1,031,000, was forgiven as part of the transaction.  In consideration for the sale, we are entitled to certain contingent consideration.. Kubatronik will continue to manage Eltek Europe GmbH.

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

In December 2018, Nistec Ltd., transferred its ownership interest in our company to Nistec Golan Ltd. Nistec Golan and Nistec Ltd., are privately held companies indirectly controlled by Mr. Nissan, through Nistec Holdings Ltd.

In March 2019, we distributed at no charge to the holders of our ordinary shares subscription rights to purchase up to an aggregate of 3,380,920 shares, such that each shareholder received five (5) subscription rights for every three (3) ordinary shares owned on the record date, at a price of $1.464 per share. Nistec acquired 1,707,364 additional ordinary shares and Mr. Nissan directly acquired 206,712 additional ordinary shares, increasing his beneficial ownership from 56.6% to 69.9%.

D.            Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  In 2017, we exercised our option to extend the lease for an additional five years period, which will expire in February 2022. In the year ended December 31, 2018, we incurred $903,000 of leasing expenses for these premises.

Our U.S. subsidiary, Eltek USA Inc., leases approximately 1,682 square feet of office space in New Hampshire under a lease that expires in February 2020.  During February 2019 we entered into amendment to the lease contract in which we reduced the lease space to 938 square feet of office space commencing March 1,2019  through February 2024.  In the year ended December 31, 2018, we paid an aggregate of $24,000 in lease payments for these premises.

Leased Equipment

We lease manufacturing equipment under an agreement that obligates us to pay a total of $1.2 million through October 2024.  Our monthly lease expense in 2018 under this agreement was $49,000.

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

In November 2013, Nistec Ltd. acquired 50.5% of our issued share capital and gained control of our company. In June 2016, Mr. Nissan, our Chairman and CEO and the controlling shareholder of Nistec, acquired 124,028 additional ordinary shares of our company in the open market, increasing his direct and indirect voting interest from 50.5% to 56.6%.  In December 2018, Nistec Ltd. transferred its ownership interest in our company to Nistec Golan Ltd. Nistec Golan and Nistec Ltd. are privately held companies indirectly controlled by Mr. Nissan, through Nistec Holdings Ltd.

In March 2019, we distributed, at no charge, to the holders of our ordinary shares, subscription rights to purchase up to an aggregate of 3,380,920 shares, such that each shareholder received five (5) subscription rights for every three (3) ordinary shares owned on the record date, at a price of $1.464 per share. Nistec acquired 1,707,364 additional ordinary shares and Mr. Nissan directly acquired 206,712 additional ordinary shares, increasing his beneficial ownership interest from 56.6% to 69.9%.

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

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2018	2017	2016
Revenues	100%	100%	100%
Cost of revenues	(92.3)	(95.9)	(92.4)
Gross profit	7.7	4.1	7.6
R&D expenses	-	(0.1)	(0.3)
Selling, general and administrative expenses	(13.8)	(14.4)	(12.7)
Operating loss	(6.1)	(10.4)	(5.4)
Financial expenses, net	(1.4)	(0.1)	(0.8)
Other income (loss), net	*	*	(0.7)
Loss before income tax (expense) benefit	(7.5)	(11.3)	(6.9)
Income tax (expense)	(0.2)	(0.2)	(3.1)
Net loss	(7.7)	(11.5)	(10)
Net loss attributable to non-controlling interest	-	-	0.2
Net loss attributable to Eltek Ltd.	(7.7)	(11.5)	(9.8)
___________________
* Less than 0.1%

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Revenues.  Revenues increased by 3.4% to $33.9 million in the year ended December 31, 2018, from $32.8 million in the year ended December 31, 2017. The increase in revenues is primarily attributable to increased demand for our products, mainly from international customers.

Cost of Revenues.  Cost of revenues decreased by 0.3% to $31.3 million for the year ended December 31, 2018, from $31.4 million for the year ended December 31, 2017.  The decrease in cost of revenues is primarily attributable to cost savings measures we made during the second half of the year.  Cost of revenues as a percentage of revenues decreased to 92.3% for the year ended December 31, 2018, from 95.9% for the year ended December 31, 2017.  The decrease in cost of revenues as a percentage of revenues is primarily attributable to the increase in revenues and our efforts to reduce fixed costs.

Gross Profit.  Gross profit increased by 100% to $2.6 million for the year ended December 31, 2018, from $1.3 million for the year ended December 31, 2017.  Gross profit as a percentage of revenues increased to 7.7% for the year ended December 31, 2018, from 4.1% for the year ended December 31, 2017.  The increase in gross profit is primarily due to the increase in revenues and reduction in fixed costs.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $4.7 million in the year ended December 31, 2018 and 2017. Selling, general and administrative expenses primarily consist of labor-related costs, marketing and sales activities and other consulting and administrative expenses.

R&D Expenses. We did not incur R&D expenses in 2018. In 2017, we recorded R&D expenses of $41,000  in connection with our participation in the Printel program, a consortium within the framework of the MAGNET program of the Israeli National Authority for Technological Innovation (previously known as the Office of the Chief Scientist in the Israeli Ministry of Economy and Industry of the State of Israel) (the “NATI”).

Operating Loss.  We recorded an operating loss of $2.1 million in the year ended December 31, 2018 compared to an operating loss of $3.4 million in the year ended December 31, 2017. The decrease in our operating loss is primarily attributable to the increase in revenues and cost savings in our operations.

Financial Expenses, Net.  Financial expenses, net increased by $177,000 to $475,000 in the year ended December 31, 2018, from $298,000 in the year ended December 31, 2017.  The increase in financial expenses in 2018 compared to 2017 is primarily attributable to the increase in our financial liabilities and the impact of the NIS exchange rate on outstanding dollar and Euro denominated balances of our receivables from customers and debts to our suppliers.

Other Income, Net.  We had other income, net of $3,000 in the year ended December 31, 2018, compared to other income, net of $15,000 in the year ended December 31, 2017.

Income Tax Expense.  During the year ended December 31, 2018 we recorded a tax expense of $63,000 compared to a tax expense of $74,000 in 2017. Tax expenses in 2018 were mainly attributable to our subsidiary in the United States.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues.  Revenues decreased by 11.7% to $32.8 million in the year ended December 31, 2017, from $37 million in the year ended December 31, 2016 ($33.2 million excluding Kubatronik).  The decrease in revenues (excluding Kubatronik) is primarily attributable to manufacturing obstacles we encountered and to decreased demand for our products, mainly from foreign customers.

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

Gross Profit.  Gross profit decreased by 51.2% to $1.3 million for the year ended December 31, 2017, from $2.8 million for the year ended December 31, 2016.  The decrease in gross profit is primarily due to the decrease in revenues.  Gross profit as a percentage of revenues decreased to 4.1% for the year ended December 31, 2017, from 7.6% for the year ended December 31, 2016 ($2.8 million or 8.3% of revenues excluding Kubatronik).  The decrease in gross profit as a percentage of revenues is primarily attributable to the decrease in revenues and the negative impact of the decline of the dollar exchange rate.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $4.7 million in the year ended December 31, 2017, similar to the $4.7 million in the year ended December 31, 2016 ($4.2 million excluding Kubatronik). The increase in selling, general and administrative expenses excluding Kubatronik is primarily attributable to a lower exchange rate of the dollar.

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

Operating Loss.  We recorded an operating loss of $3.4 million in the year ended December 31, 2017, compared to an operating loss of $2 million in the year ended December 31, 2016 ($1.6 million excluding Kubatronik). The operating loss is primarily attributable to the decrease in our revenues.

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

Other Income (Loss), Net.  We had other income, net of $15,000 in the year ended December 31, 2017, compared to other loss, net of $259,000 in the year ended December 31, 2016, primarily as a result of the sale of our interest in Kubatronik in 2016.

Income Tax Expense.  During the year ended December 31, 2017 we recorded a tax expense of $74,000 compared to a tax expense of $1.2 million in 2016. Tax expenses in 2017 were mainly attributable to our subsidiary in the United States. In 2016, we wrote off the entire amount of our deferred tax assets based on uncertainty about our ability to realize it in the foreseeable future. Such uncertainty resulted from a reduced demand for our products, a change in the PCB buying patterns of our domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and possible devaluation of the U.S. dollar against the NIS.

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

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  For example, the NIS value of our dollar or Euro denominated revenues are negatively impacted in case of a depreciation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was 0.1% lower in 2018 than 2017 and the average exchange rate of the NIS against the Euro was 4.5% higher in 2018 than 2017, and in total, these changes had a minor positive impact on our operating results in 2018.  The average exchange rate for the NIS against the dollar was 6.3% lower in 2017 than 2016 and the average exchange rate of the NIS against the Euro was 4.4% lower in 2017 than 2016, and in total, these changes had a negative impact on our operating results in 2017.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the dollar and Euro, between December 31 each year and December 31 of the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index, or the CPI.

	Year Ended December 31,
	2018	2017	2016	2015	2014
Dollar	8.1%	(9.8)%	(1.5)%	0.3%	12%
Euro	3.3%	2.7%	(4.8)%	(10.1)%	(1.2)%
Israeli CPI	0.8%	0.4%	(0.2)%	(1.0)%	(0.2)%

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

Israel and the E.U. concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligated Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the E.U., which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the E.U.  In June 2014, Israel joined the E.U.’s Horizon 2020 Research and Innovation program.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income under the Income Tax Ordinance, 5721-1961.  The regular corporate tax rate in Israel for 2018 and 2019 is 23% and for the years 2016 and 2017 was 25% and 24%, respectively. However, one of our production facilities qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended.  Subject to certain time limitations, a certain portion of our income derived from such benefited enterprise will be subject to a zero tax rate, while the remainder will be taxed at a rate of up to 23%.  Alternatively we may select a “preferred enterprise” status, which will allow us to be taxed at a rate of 16% on all of our income.  For additional information see Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959” and Note 14 to our consolidated financial statements.

As of December 31, 2018, we had approximately $24.3 million in tax operating loss carryforwards and $9.3 million in capital loss carry forwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2008 tax years are considered final due to the statute of limitations.  Our European subsidiary, Eltek Europe, has received final tax assessments through the 2010 tax year.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation.

During 2018, we recorded tax expenses of $63,000. In 2017, we recorded tax expenses of $74,000, mainly in respect of our subsidiary in the United States. In 2016, we wrote-off the entire amount of our deferred tax assets based on uncertainty about our ability to realize it in the foreseeable future. Such uncertainty resulted from a reduced demand for our products, a change in the PCB buying patterns of our domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and possible devaluation of the U.S. dollar against the NIS, all of which may adversely affect our future profitability.

Recently Issued Accounting Standards

In February 2016, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The Company has elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company also expects to elect certain relief options offered in ASU 2016-02 including certain available transitional practical expedients. The standard has become effective for us on January 1, 2019. We are in the process of evaluating this guidance to determine the impact it will have on our financial statements and related disclosures

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In July 2015, FASB deferred the effective date by one year to December 15, 2017 and permitting early adoption of the standard, but not before the original effective date of December 15, 2016. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method).

In November 2017, FASB issued ASU No. 2017-14, Income Statement—Reporting Comprehensive, Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). ASU No. 2017-14 incorporates into the Accounting Standards Codification recent Securities Exchange Commission ("SEC") guidance related to revenue recognition. ASU No. 2017-14 was effective upon issuance. We reviewed the effects of the adoption of ASC-606 and do not expect material effects on the consolidated financial statement.

In August 2018, the FASB issued Accounting Standards Update 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract (“ASU 2018-15”). The amendments in ASU 2018-15 provide guidance to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The new guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements

In June 2018, the FASB issued ASU 2018-07 to expand the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. We are evaluating the effects of this standard on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. We are evaluating the effect that this guidance will have on our consolidated financial statements.

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

As of December 31, 2018, we had $992,000 in cash and cash equivalents and a working capital deficit of $5.3 million compared to $887,000 in cash and cash equivalents and a working capital deficit of $3.7 million at December 31, 2017.

In March 2019, we distributed at no charge to the holders of our ordinary shares subscription rights to purchase up to an aggregate of 3,380,920 shares, such that each shareholders received five (5) subscription rights for every three (3) ordinary shares owned on the record date at a price of $1.464 per share. Our shareholders purchased 2,351,701 ordinary shares, for aggregate gross proceeds of $3.4 million received from this offering.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	($ in thousands)
Year ended December 31,	2018	2017	2016

Net cash provided by (used in) operating activities	(813)	(3,444)	165
Net cash used in investing activities	(619)	(275)	(750)
Net cash provided by financing activities	1,527	3,244	473
Net cash from proceeds from sale of investments	-	-	271
Effect of translation adjustments	10	128	37
Net increase (decrease) in cash and cash equivalents	105	(347)	196
Cash and cash equivalents at beginning of year	887	1,234	1,038
Cash and cash equivalents at end of year	992	887	1,234

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

Net cash used in operating activities was $813,000 in the year ended December 31, 2018. This amount was primarily attributable to our net loss of $2.6 million, a decrease in trade payables of $871,000, and a decrease in other liabilities and accrued expenses of $443,000. This amount was partially offset by a depreciation of fixed assets of $1.6 million, a decrease in trade receivables of $790,000 and a decrease in other accounts receivables and prepaid expenses of $467,000.

Net cash used in operating activities was $3.4 million in the year ended December 31, 2017.  This amount was primarily attributable to our net loss of $3.8 million, an increase in other receivables of $1.2 million, an increase in trade receivables of $597,000, a decrease in trade payables of $330,000 and a decrease in other liabilities and accrued expenses of $107,000. This amount was partially offset by a depreciation of fixed assets of $1.7 million, an amortization of intangible asset of $348,000, a decrease in inventories of $471,000, a change in employee severance benefits of $69,000 and a revaluation of long term loans of $17,000.

Net cash provided by operating activities was $165,000 in the year ended December 31, 2016.  This amount was primarily attributable to our net loss of $3.6 million, adjustments for a decrease in trade receivables of $2.1 million, a non-cash item of depreciation of $1.9 million, a decrease in deferred tax benefits of $1.1 million, and the decrease in inventories of $289,000. This amount was offset in part by a decrease in trade payables of $561,000, an increase of $97,000 in other receivables and prepaid expenses, a decrease in other liabilities and accrued expenses of $664,000 and a change in severance benefits of $150,000.

Net cash used in investing activities was $619,000 in the year ended December 31, 2018 compared to $275,000 in the year ended December 31, 2017 and $750,000 in the year ended December 31, 2016.  Net cash used in investing activities in the years ended December 31, 2018, 2017, and 2016 was primarily for the purchase of fixed assets for our production lines, and leasehold improvements.

Net cash provided by financing activities was $1.5 million in the year ended December 31, 2018, which was primarily attributable to increase in short-term credit of $986,000, an increase in a short- term shareholder loan of $1.4 million and proceeds from long term loans of $378,000. These amounts were partially offset by a repayment of long term loan of $910,000, and a repayment of credit from fixed asset payables of $317,000.

Net cash provided by financing activities was $3.2 million in the year ended December 31, 2017, which was primarily attributable to an increase in short-term credit of $2.8 million, an increase in short-term shareholder loan of $1.4 million and proceeds from long term loans of $167,000. These amounts were partially offset by a repayment of long term loans of $870,000, and a repayment of credit from fixed asset payables of $239,000.

Net cash provided by financing activities was $473,000 in the year ended December 31, 2016, which was primarily attributable to repayments of long term loans of $680,000 and repayments of credit from fixed asset payables of $671,000.  These amounts were partially offset by an increase in short-term credit of $1.6 million, and proceeds from a long term loan of $235,000.

As of December 31, 2018, we had revolving lines of credit of approximately $2.6 million with Bank Hapoalim B.M, $2.1 million with Bank Leumi B.M, $800,000 with Bank Hamizrahi B.M and $1.9 million with non-banking institutions, and long-term loans of $532,000 from Bank Hapoalim B.M, and $311,000 from Bank Leumi B.M. As of December 31, 2018, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $724,000.  Of such amount, $503,000 is linked to the dollar and $213,000 is not linked.

Our credit lines and short-term loans bear annual interest at Prime + 0.85% - 2.7%.

Our long-term bank loans and loan from fixed asset suppliers bear annual interest as follows:

•	linked to the dollar - from 0% to 5.0%.

•	NIS not linked 2.6% to 5.6%.

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

Bank Hapoalim and Bank Leumi require us to maintain a specific set of covenants each fiscal year.  We are required to meet all of the following financial covenants: (i) maintaining adjusted shareholders’ equity equal to the greater of $4.5 million or 17% of our consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders’ equity excludes certain intangible and other assets.  Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses.  As of December 31, 2018, we were not in compliance with the covenants; however, one bank granted us a waiver from such non-compliance. We will be required to meet these covenants in our financial statements for December 31, 2019 (to be issued no later than May 1, 2020) and the other bank granted us a waiver from such non-compliance, and adjusted the financial covenants, to be met in our financial statements for December 31, 2019 (to be issued not later than 120 days from December 31, 2019). The adjusted covenants include: (i) adjusted shareholders' equity (excluding certain intangible and other assets) of at least $ 2.5 million; and (ii) positive EBITDA (greater than zero).

In June 2017, we obtained a loan of NIS 5.0 million (approximately $1.4 million) from Nistec, our controlling shareholder. On April 29, 2018, the loan terms were amended. Following the amendment, the main terms of the loan, with retroactive effect to June 2017, are:

•	interest at a rate of 2.6% per annum;

•
principal shall be repaid in eight (8) equal installments, over a period of two (2) years, and interest shall be repaid on a quarterly basis, as of the date of its extension. Notwithstanding anything to the contrary, we shall not be obligated to repay the loan and the applicable interest if the banks who have lent monies to us do not approve such repayment; and

•	prepayment is at our discretion.

In July 2017, we received a line of credit dedicated to a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank HaPoalim, guaranteed by Nistec Ltd., for a period of up to one year.

In November 2017, we obtained a loan of NIS 3 million (approximately $840,000) from Mizrahi-Tefahot Bank, guaranteed by Nistec Ltd.

In March 2018, we obtained another loan from Nistec Ltd. of NIS 4.0 million (approximately $1.1 million).

In April 2018, Nistec Ltd. provided a letter of commitment to us to provide additional financing in the amount of up to $2.5 million, valid until one year following the date of the approval of our financial statements for December 31, 2017 (the “Commitment Letter”).

In April 2018, our Board of Directors approved the additional funding extended by Nistec Ltd.  in March 2018 and the Commitment Letter, either through a bank loan guaranteed by Nistec Ltd., a loan extended directly by Nistec Ltd. to our company, or a combination thereof. In July 2018, we obtained another loan from Nistec Ltd. of NIS 1.0 million (approximately $270,000). Nistec Ltd. is beneficially controlled by the Chairman of our Board of Directors, Yitzhak Nissan.

In August 2018 Nistec Ltd. also provided a guarantee for a  NIS 7.0 million loan (approximately $ 1,930,000) from a non-banking financial institution.

In December 2018, the loans, together with Nistec Ltd.’s shares, were transferred within the Nistec group to Nistec Golan.  In January 2019, Nistec Golan guaranteed NIS 2.0 million (approximately $530,000) of our existing line of credit to a bank, which is payable on April 30, 2019. During February 2019, our audit committee approved the exercise of the option that Nistec will repay the debt owed to the bank, and in such event, the guarantee will convert into a loan to us, which will be due on May 1, 2020.

In February 2019, Nistec Golan informed us that it intended to convert approximately $2.5 million of these loans as part of the Rights Offering. In March 2019, Nistec Golan informed us that instead of converting the debt owed to it, it will participate in the rights offering by way of a cash investment of $2.5 million.

A portion of the proceeds of the Rights Offering were used for the repayment of the NIS 3.0 million (approximately $840,000) loan from Mizrahi Bank and will be used for the repayment of the NIS 2.0 million (approximately $530,000) line of credit from Bank Leumi.

As of April 16, 2019 the total principal amount of the loans payable by us to Nistec was NIS 12.0 million (approximately $3.3 million).

Capital expenditures on a cash basis for the years ended December 31, 2018 and 2017 were approximately $619,000 and $275,000, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2018 amounted to $118,000.  Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements.  We intend to finance our 2019 capital expenditures mainly with bank loans, suppliers’ credit and operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us.  Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

We expect to finance our 2019 budget from the remaining proceeds of the Rights Offering, operational cash flow, revolving bank credit lines and long-term bank loans, supplier financing and loans provided by our controlling shareholder, Nistec, in an amount of  up to $3.3 million, which were committed to the Company.  Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2019, our liquidity could be negatively affected by a continued operational difficulties in our manufacturing and a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D. “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2019.  Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.            Research and Development, Patents and Licenses

We generally do not engage in research and development.  In 2014, we were granted membership in Printel, a consortium within the framework of the MAGNET program of the NATI. Printel was created specifically to develop printed electronic technologies that are an alternative innovative technology for the electronics industry.  Under the terms of the consortium, each member of the consortium received an advance for its research and development costs for a specific research and development project assigned to it by the consortium.  The NATI reimburses 66% of the approved research and development expenses, less certain consortium expenses.  These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the NATI. We are not required to pay the NATI royalties with respect to this grant.

D.            Trend Information

In recent years, we faced a reduced demand for our products, and experienced operational difficulties in 2017 and 2018.  Our backlog at December 31, 2018 was approximately $7.0 million compared to a backlog of approximately $9.1 million at December 31, 2017.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  The decrease in our backlog was primarily due to the decrease in demand for our products.  For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, a substantial portion of our backlog may be subject to cancellation without penalty.

E.             Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2018.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
Short-term bank credit (1)	9,274	9,274	-	-	-
Long-term debt obligations (1)	724	416	308	-	-
Operating lease	2,852	883	1,766	203	-
Other contractual obligations	1,538	581	652	305	-
Purchase obligations	848	848	-	-	-
Other short-term liabilities reflected on the company’s balance sheet)	3,377	3,377	-	-	-
Other long-term liabilities reflected on the company’s balance sheet	211	-	-	-	211
Estimate of interest payments on long-term debt obligations (2)	52	42	10	-	-
Total	18,876	15,421	2,736	508	211
_________________________
(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

(2)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2018 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 7 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	69	Chairman of the Board of Directors
Mordechai Marmorstein (1)(2)	72	Director
Gavriel David Meron	66	Director
David Rubner(4)	79	Director
Erez Meltzer(4)	61	Director
Gad Dovev(1)(2)(3)(4)	72	External Director
Ilana Lurie (1)(2)(3)(4)	46	External Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee
(4) Member of the Special Independent Committee for M&A purposes

Ms. Lian Goldstein resigned as external director, effective July 20, 2018. At our 2018 annual general meeting of shareholders held on September 6, 2018, our shareholders elected Ms. Ilana Lurie to serve as an external director for an initial three-year term, re-elected Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to serve as a directors until our 2019 annual general meeting of shareholders. Mr. Gad Dovev was elected to serve as an external director for a second three-year term, at our 2017 meeting of shareholders held on October 17, 2017.

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

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors Radware Ltd., Telemessage International Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

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

Ms. Ilana Lurie was elected to serve as an external director in September 2018 and is a member of our audit and compensation committees. Ms. Lurie has over 15 years of experience in international finance and operations, predominantly in management positions within large, regulated technology companies. Since 2012, Ms. Lurie has been CFO of NovelSat, a world leader in satellite transmission technology. Prior to her tenure at NovelSat, in 2012, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ).  From 2006 to 2011, Ms. Lurie held a number of financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Earlier in her career, from 2001 to 2006, Ms. Lurie served as Controller for Amdocs (NASDAQ:DOX). Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Eli Yaffe	64	Chief Executive Officer
Alon Mualem	51	Chief Financial Officer
Gill Riff	43	VP Quality Assurance
Shmuel Wider	60	VP of Sales and Marketing
Yitzhak Zemach	43	Director of Operations
Assaf Bachar	51	Procurement and Chief Information Officer
Axel Herrmann	60	General Manager, Eltek Europe GmbH

Eli Yaffe joined us in July 2018, as our Chief Executive Officer. Prior to joining our company, Mr. Yaffe was the CEO of Carmel Forge Ltd. (Aerospace) from August 1996 to May 2012. Prior thereto Mr. Yaffe served as the CEO of Urdan Industries Ltd. (Defense). Previously, Mr. Yaffe served as VP of Business Development & Strategic Planning, responsible for strategy, M&A, and business development at Ormat Industries Ltd., including a number of years in the U.S. Mr. Yaffe holds a B.Sc. degree (with distinction) from the Technion- Israel Institute of Technology, M.Sc. degree in Mechanical Engineering from Tel Aviv University and an MBA degree (with distinction) in Finance & Marketing from Bar Ilan University.

Alon Mualem joined us in January 2019, as our Chief Financial Officer. Mr. Mualem served as the CFO of Mer Telemanagement Solutions Ltd., a company traded on NASDAQ, from 2007 to 2018. Prior thereto, between 2005 and 2007, Mr. Mualem served as the CFO of Xfone, Inc. (AMEX and TASE: XFN), an international communications services company and its subsidiary, Xfone 018 Ltd. Previously, Mr. Mualem served as a controller and CFO of hi-tech companies, and as an audit manager at Somekh-Chaikin – KPMG. Mr. Mualem holds a B.A. degree in Accounting and Economics from Tel Aviv University, and is a licensed CPA (Israel).

Gil Riff joined us in November 2018 as VP Quality Assurance and Continuous Improvement. Mr. Riff previously served as the Director of Process Engineering and Printed Circuits Boards of the aviation division of Elbit Systems from June 2013 until October 2018 and prior thereto he was a factory technologist in Elbit System’s printed circuits boards department from August 2008 to May 2013. Previously, Mr. Riff was a printed circuits boards technologist for Melta Printed Circuits Boards and was a senior process engineer for Tower Semiconductors. Mr. Riff holds a B.Sc. degree in chemical engineering from the Technion- Israel Institute of Technology and an MBA degree from the Open University of Israel.

Shmuel Wider joined us in August 2019 as our VP of Sales. Previously, Mr. Wider served as the COO and CBO of Bio-Nexus Ltd. from May 2017 to August 2018 and prior thereto he served as the Vice President of Sales of AudioCodes Ltd. from January 2005 to May 2017. Previously, Mr. Wider served as Director of Sales APAC in ECI – Innowave Ltd. Mr. Wider holds a Practical Engineering degree from the Technion- Israel Institute of Technology.

Yitzhak Zemach joined us in September 2019 as Director of Operations. Previously, Mr. Zemach served as the Plant Manager of Kahane Group Ltd. from February 2011 to September 2018 and prior thereto he served as the VP Operations of Bental Electronics Systems Ltd. Previously, Mr. Zemach served as Plant Manager of Aladdin Knowledge Systems and prior thereto he served as the Production Manager of the Nistec group. Mr. Zemach holds a B.Sc. degree in Electronic Engineering from Ariel University and an MBA degree with distinction in IT from Bar Ilan University.

Assaf Bachar joined us as Information Technology Officer and Procurement Officer in October 2018.
Prior to joining us, Mr. Bachar worked at Comtal Group as a CIO from 2010 to 2018 and at the Trans Innovation group as a CIO from 2001 to 2010. From 1993 to 2001 Mr. Bachar worked our company in various positions. Mr. Bachar holds a BA degree in economics from Bar Ilan University and an Executive MBA degree in Finance & Marketing from Bradford University.

 Axel Herrmann joined us in March 2006 as commercial manager of Kubatronik, formerly our German subsidiary and was appointed as general manager of Eltek Europe in August 2009.  From July 2003 until February 2006, Mr. Herrmann served as commercial manager for Heinrich Heiland GmbH, a supplier for the automotive industry.  From October 2000 until June 2003, Mr. Herrmann worked as commercial manager for Helukabel GmbH, a company that produces and sells cables and wires.  From July 1989 until September 2000, Mr. Herrmann worked at Pfisterer, a producer of electrical devices for power plants, initially as a department head in bookkeeping, advanced to commercial manager and his last position was managing director.  Mr. Herrmann holds a B.A. degree in economics from Hohenheim University in Stuttgart, Germany.

There are no family relationships between any of our directors and executive officers.

B.            Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2018.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (then consisting of 17 persons)	$1.2 million (1)	$302,000	(2)

(1)	During the year ended December 31, 2018, we paid each of our directors an annual fee of $8,100 and an attendance fee of $261 per meeting. These fees are included in the above amount.

(2)	The benefits amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

As of December 31, 2018, options to purchase 60,857 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $4.17 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2018. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2018.
Name of Officer	Position of Officer	Holdings	Compensation for services (USD)(1)
			Base salary	Benefits(2)	Cash bonuses	Equity-Based (3)	Total compensation
Yitzhak Nissan (4)	Chairman of the Board and Former Chief Executive Officer	56.6%	300,250	11,850			312,100
Kathy Nargi-Toth	Former President of Eltek USA Inc	-	222,247	15,066	-	-	237,313
Eli Yaffe	Chief Executive Officer	-	110,826	48,747	-	56,569	216,142
Amnon Shemer	Former Chief Financial Officer	-	142,339	62,834	-	-	205,173
Avraham Gal	Former VP Operations Information Technology, and Chief Information Officer	-	125,847	32,376	-	-	158,223
Roberto Tulman	Former Deputy CEO	-	103,940	25,137	-	-	129,077

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.597 per $1.00 (the average exchange rate in 2018).

(2)
Benefits include car related expenses, managers’ insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits.

(3)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2018 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(4)	Paid to Nistec as management fees.

C.            Board Practices

Introduction

According to the Israeli Companies Law, the role of the board of directors is to formulate a company’s policy and to supervise the chief executive officer’s exercise of his roles and operations.  According to our articles of association, our chief executive officer has the power to appoint our other executive officers who, together with our chief executive officer, are responsible for our day-to-day management.  The board of directors may exercise any power of the company which was not assigned to another organ of the company by law or by the articles of association.  The executive officers have individual duties as determined by our chief executive officer and board of directors.

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

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by Israeli Companies Law regulations. We have determined that our external directors, Mr. Gad Dovev and Ms. Ilana Lurie, have the requisite “accounting and financial expertise”.

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

Following Ms. Lian Goldstein’s resignation  due to other commitments, which was effective as of July 20, 2018, at our 2018 annual general meeting of shareholders, our shareholders elected Ms. Ilana Lurie to serve as an external director, effective September 6, 2018, for a three-year term. At the 2017 annual general meeting of shareholders, Mr. Gad Dovev was re-elected, for a second three-year term, to serve as an external director.

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

On December 29, 2016, our shareholders approved that our Chairman of the Board would also serve as our Chief Executive Officer.  In July 2018, Mr. Eli Yaffe was appointed Chief Executive Officer and  Mr. Nissan  continues to serve as the Chairman of the Board of Directors of our company.

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

Our audit committee consists of three members of our board of directors who satisfy the respective requirements of the SEC, NASDAQ and Israeli law for the composition of the audit committee.  Our audit committee is currently composed of Messrs. Dovev (Chairman) and Marmorstein and Ms. Lurie.

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

On September 6, 2018, our shareholders approved an amended compensation policy for our company.  The compensation policy must be approved every three years by our compensation committee, board of directors and shareholders, voting with a special majority (in that order).  The compensation policy is based on and references certain matters and provisions set forth in the Israeli Companies Law, which include: (i) promoting our company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for our company’s office holders, considering, among other things, our company’s risk management policy; (iii) our company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of our company’s profits, with a long-term view and in accordance with his or her position.

Our compensation committee is currently composed of Ms. Lurie and Messrs. Dovev and Marmorstein.

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

Special Independent Committee for M&A purposes

In November 2017, our Board of Directors established a Special Independent Committee, separate and independent from our controlling shareholder, Mr. Nissan. The Special Independent Committee received the Board’s mandate to examine and review any issue that may arise with respect to a possible consummation of an M&A transaction, at the Special Independent Committee’s sole discretion, including, among other things, the authority to retain and consult with financial and legal advisors, negotiate such transaction and recommend to our Board of Directors, which retains the authority on the decision of final execution of such agreement. For the avoidance of any doubt, the Special Independent Committee may determine that the company will not be party to an M&A Transaction. The Special Independent Committee is currently composed of Mr. Dovev, Ms. Lurie, Mr. Rubner and Mr. Meltzer.

Special Independent Committee for the Rights Offering

In December 2018, our Board of Directors established a committee, which received the Board’s mandate to examine, review and recommend to the Board the terms including the price per share to be offered to the Company’s shareholders in the Rights Offering. The Committee, which was composed of Mr. Dovev, Ms. Lurie, and Mr. Meltzer., was dissolved after the completion of the Rights Offering.

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

On September 6, 2018, our shareholders approved the D&O Policy described in Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on July 26, 2018, including the order of payment, for the benefit of the directors and officers of the Company (excluding its controlling shareholder), currently serving and as may serve from time to time.

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

D.            Employees

As of December 31, 2018, we employed 316 full-time employees in Israel, of which 195 were employed in manufacturing services, 40 in process and product engineering, 48 in quality assurance and control, 15 in sales and marketing and 18 in finance, accounting, information service and administration.

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

In addition, Eltek USA, a wholly-owned Delaware subsidiary, employed 4 full-time employees as of December 31, 2018, as of December 31, 2017 and December 31, 2016.

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

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute of Israel, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.5% of the salary (same in 2017) and the employee contribution to the National Insurance Institute is at the rate of 12% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum monthly salary of NIS 43,370 (approximately $12,100) in 2018, NIS 43,370 in 2017 and NIS 43,240 in 2016).  In the year ended December 31, 2018, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 5.1% of the salaries.

E.             Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 16, 2019 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (2)
Yitzhak Nissan (1)	3,062,523	69.9%

All executive officers and directors as a group (19 persons) (3)	3,062,523	69.9%
__________

(1)    Except for Mr. Nissan, none of our directors or executive officers holds any of our ordinary shares. Mr. Nissan is the beneficial owner of 2,731,783 shares held by Nistec Golan, a company controlled by him and holds 330,740 shares as an individual.

(2)    The percentages shown are based on 4,380,268 ordinary shares issued and outstanding as of April 16, 2019.

(3)    Our Chief Executive Officer, Mr. Eli Yaffe, holds  options to purchase 60,857 of our ordinary shares and Mr. Alon Mualem, our Chief Financial Officer holds options to purchase 10,500 of our ordinary shares. None of the options are within 60 days of the date of this report.

Stock Option Plan

  Our 2018 share incentive plan authorized the grant of options to purchase shares and restricted shares unites to officers, employees, directors and consultants of the company and its subsidiaries. Awards granted under the plan to participants in various jurisdictions may be subject to specific terms and conditions for such grants as may be approved by our board from time to time.

Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option or the expiration dates of the option plan. The options primarily vest gradually over four years of employment.

During 2018, 60,857 options were granted under the plan and no options were exercised. At December 31, 2018, options to purchase 60,857 ordinary shares were outstanding under the plan, exercisable at an average exercise price of $4.17 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of April 16, 2019 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Golan Ltd. (3)	2,731,783	62.4%
Yitzhak Nissan (3)(4)	330,740	7.5%
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

(2)	The percentages shown are based on 4,380,268 ordinary shares issued and outstanding as of April 16, 2019.

(3)
Nistec Ltd. transferred it shares to Nistec Golan in December 2018. Nistec Golan is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec.

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

As a result of these transactions, which were closed on November 1, 2013, Nistec acquired 50.5% of our ordinary shares, which constitute 50.5% of our issued share capital on a fully diluted basis, and Nistec gained control of our company.  Several of our directors resigned, and four new directors were nominated and elected, including Yitzhak Nissan, who was elected Chairman of our Board of Directors.  We also approved compensation terms for the directors, indemnification agreements between our company and our new directors, granted exculpation letters to our directors and officers, granted waiver and release letters to our then-current directors and officers, and purchased a run-off insurance policy for our then-current directors and officers.  We also amended our Articles of Association along with our issuance of the shares to Nistec.  On June 2, 2016, Mr. Nissan acquired 124,028 of our ordinary shares in market transactions.  In December 2018, Nistec Ltd., transferred its ownership interest in our company to Nistec Golan Ltd. Nistec Golan and Nistec Ltd., are privately held companies indirectly controlled by Mr. Nissan, through Nistec Holdings Ltd.

In March 2019, we distributed, at no charge to the holders of our ordinary shares subscription rights to purchase up to an aggregate of 3,380,920 shares. Nistec acquired 1,707,364 additional ordinary shares of our company and Mr. Nissan acquired 206,712 additional ordinary shares of our company in the Rights Offering. Nistec and Mr. Yitzhak Nissan have the shared power to vote, dispose of, direct the vote of, and direct the disposition of the 3,062,523 ordinary shares of our company, of which 2,731,783 shares are held by Nistec and 330,740 are owned directly by Mr. Nissan.

Major Shareholders Voting Rights

Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

Based on the information provided to us by our transfer agent, as of April 16, 2019, there were 13 holders of record of our ordinary shares, of which 10 record holders holding approximately 37.6% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 37.5% of our outstanding ordinary shares as of such date).

B.            Related Party Transactions

In connection with our investment agreement signed in August 2013 with Nistec for Nistec’s acquisition of a controlling stake in our company, we entered into several transactions with Nistec and undertook several undertakings in favor of Mr. Yitzhak Nissan, who is the owner of Nistec, and other directors who were elected pursuant to Nistec’s acquisition of a controlling interest in our company. These transactions and undertakings included, among others:

i.	A registration rights agreement with Nistec;

ii.	A management agreement with Nistec;

iii.	A finder’s fee paid to Merhav M.N.F. Ltd.; and

iv.	Approvals of compensation, indemnification, exculpation, waiver and release, run-off insurance, and directors’ and officers’ insurance policies, related to directors and officers of our company.

In November 2016, our Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the following transactions:

v.	The extension and amendment of the Management Agreement with Nistec Ltd. as follows:

a.	Nistec shall receive a monthly management fee of NIS 90,000 (approximately $25,000).

b.
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

c.
In accordance with the Company’s policy approved by the Audit Committee, Mr. Nissan shall receive reimbursement, against receipts, of travel expenses paid directly by him (other than food and beverage expenses) while traveling internationally on behalf of the Company provided that such reimbursement shall not exceed an aggregate amount of NIS 10,000 per calendar quarter.

d.
Mr. Nissan shall receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 5732-1972.

e.
For as long as Mr. Nissan shall serve as both the Company’s Chief Executive Officer and Chairman of the Board of Directors, the Company shall pay for the lease of a car for Mr. Nissan with a list price not to exceed NIS 250,000. Mr. Nissan ceased to serve as the Company CEO on June 2018.

vi.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.

These transactions were approved by our shareholders in the annual general meeting, held on December 29, 2016.

In August 2017, our Audit Committee, Compensation Committee and Board of Directors, as applicable, approved:

i.	The extension of the Amended PCB Purchase Procedure with Nistec Ltd.;

ii.	The extension of the amended general engagement terms, processes and restrictions of the Soldering and Assembly Services Procedure with Nistec Ltd.;

iii.	The extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd. related to employees social activities, marketing services and insurance; and

iv.	The extension to the exculpation letter granted to Mr. Yitzhak Nissan.

These transactions were approved by our shareholders at our annual general meeting, held on September 6, 2018. For details regarding these transactions, see the notice furnished to the SEC under Form 6-K on July 26, 2018.

In August 2017, our Audit Committee, Compensation Committee and Board of Directors, as applicable, also approved the following transactions:

v.	The amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment;

vi.	The amended general engagement terms, processes and restrictions of the Soldering and Assembly Services Procedure with Nistec Ltd.; and

vii.	The amended general engagement terms, processes and restrictions of the PCB Purchase Procedure with Nistec Ltd.

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

Employee Related Matters

In May 2008, a lawsuit was filed by one of a former employee alleging that he had suffered personal injuries during his employment and he is seeking aggregate financial compensation of approximately $71,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine. Four other employees notified us between January 2011 and July 2013 that they allegedly suffered personal injuries during their employment with us.  Of these four employees, one is seeking compensation of $162,000 and the others did not state their claim amount.  We submitted the claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period November 2015 through March 2019, four former employees filed law suits seeking additional payments in connection with their employment with the Company and subsequent termination. On August 2018 a court decision was provided for one of the labor suits, and a provision was recorded accordingly. On October 2018, both we and this former employee appealed on the labor court’s previous decision. The aggregate amount claimed for the above mention labor suits is approximately $900,000. The Company recorded a provision according to its legal advisor's opinion.

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

A.            Offer and Listing Details

Our ordinary shares are traded on the NASDAQ Capital Market under the ticker symbol “ELTK.”

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel for 2017 was 24% and for 2018 and 2019 is 23%. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise,” “benefited enterprise,” “preferred enterprise” or “preferred technological enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959.”

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

Amendments to Investment Encouragement Law

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

Subject to certain provisions relating to the linear calculation method applicable to the determination of the capital gain tax pertaining to capital gains derived from the sale of assets, purchased prior to January 1, 2003, or prior to January 1, 2012 (with respect to sale of assets or securities not listed in a stock exchange prior to 1.1.2012), the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange and on dividends, is generally 25% for individuals and 30% for substantial individual shareholders (that are, generally, holders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months period preceding such sale).  The tax rate for capital gains generated by corporations is 23% (in 2018 and 2019). Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from a benefited enterprise, or an approved enterprise, or stems from income derived or accrued outside of Israel.

If the shares were sold by Israeli residents, then (i) for the period ending December 31, 2002 their sale would generally be tax exempt so long as (1) the shares were listed on a stock exchange, such as, in our case, the NASDAQ Capital Market, which is recognized by the Israeli Ministry of Finance on December 31, 2002, and (2) we qualified as an Industrial Company or Industrial Holding Company under the law for Industry Encouragement Law, at the relevant times as provided by the Income Tax Ordinance [New Version], 5721-1961, which we believe we so qualified and (ii) for the period commencing January 1, 2003, the sale of the shares would be, generally, subject to a 25% tax if sold by non-substantial individual shareholders and 30% tax if sold by a substantial individual shareholders.  The tax rate for corporate shareholders for the sale of the shares is 23% (in 2018).We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an Industrial Company at the relevant times.

Taxation of Non-Israeli Resident Shareholders

Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will generally not apply to the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States.  However, this exemption will not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the qualified U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions.  In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable under Israeli domestic law.  However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

For residents of other countries, the purchaser of the shares may be required to withhold capital gains tax on all amounts paid by it for the purchase of shares for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax.

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

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  Distributions of dividends other than bonus shares or stock dividends, are subject to income tax at the rate of 25% or 30% (for individuals), or 23% (for corporations in 2018 and 2019) pursuant to Israeli domestic law as described above.  However, under the Investment Encouragement Law, dividends generated by an approved enterprise or by our benefited enterprise are, generally, taxed at the rate of 15%.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2018 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their ordinary shares.

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

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC.

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4910101, Israel.

I.              Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to a variety of market risks, including foreign currency fluctuations and changes in interest rates affecting primarily the interest on short-term credit lines and long-term loans.

Foreign Currency Exchange Risk

Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was 0.1% lower in 2018 than 2017 and the average exchange rate for the NIS against the Euro was 4.5% higher in 2018 than 2017, and in total, these changes had a minor positive impact on our operating results in 2018.  The average exchange rate for the NIS against the dollar was 6.3% lower in 2017 than 2016 and the average exchange rate for the NIS against the Euro was 4.4% lower in 2017 than 2016, and in total, these changes had a negative impact on our operating results in 2017.  We estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $200,000 in our operating income.  As of December 31, 2018, we estimate that a devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2018, the cost of raw materials used in production was $10.3 million compared to $9.8 million in 2017.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $317,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  Based on our loans balance at December 31, 2018, a hypothetical increase of 1% in the interest rates would result in an increase of approximately $100,000 in our financial expenses.  A hypothetical increase of 10% in the CPI would not have a material impact on our financial and operational expenses.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2018, our internal control over financial reporting is effective.

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

All of such fees were pre-approved by our Audit Committee.

Services Rendered.	2018	2017	2016
Audit (1)	$85,000	$82,000	$74,500
Audit Related Fees	$55,000	-	-
Tax (2)	-	$3,000	$3,000
All other Fees (3)	$6,700	$13,500	$11,300
Total	$146,700	$98,500	$85,800
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

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
3.1	Form of Director and Officer Indemnification Agreement (5)
2.1	Specimen of Share Certificate (1)
4.1	Compensation Policy dated September 6, 2018. (3)
4.2	Bank Hapoalim B.M. Agreement dated April 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (4)
4.3	Bank Leumi B.M. Agreement dated May 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (4)
4.4	English summary of terms of Waste Water Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (4)
8.1	List of Subsidiaries of the Registrant (6)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (6)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended. (6)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (6)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (6)

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.PRE*	XBRL Taxonomy Presentation Linkbase Document.
101.CAL*	XBRL Taxonomy Calculation Linkbase Document.
101.LAB*	XBRL Taxonomy Label Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
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

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333- 229740, as amended, and incorporated herein by reference.

(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.

(3)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on July 26, 2018 and incorporated herein by reference.

(4)	Filed as Exhibits 4.11 - 4.13 to our Annual Report on form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

(5)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 16, 2017 and incorporated herein by reference.

(6)	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELTEK LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and its subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2014.
Tel-Aviv, Israel
April 18, 2019

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2018	2017

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	2	992	887
Trade receivables (net of allowance for doubtful accounts of $170 and $234 at December 31, 2018 and December 31, 2017, respectively)	1h	5,682	6,963
Inventories	4	3,611	3,871
Other accounts receivable and prepaid expenses	3	1,160	1,781

Total current assets		11,445	13,502

LONG-TERM ASSETS:

Severance pay fund	9	53	57
Long term prepaid expenses		39	-

Total long-term assets		92	57

PROPERTY AND EQUIPMENT, NET	5	6,623	8,586

Total assets		18,160	22,145

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2018	2017

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term credit and current maturities of long-term debt	6	6,606	7,063
Short-term credit from related party	17	2,668	1,442
Trade payables		4,108	5,451
Other accounts payable and accrued expenses	7	3,377	4,111

Total current liabilities		16,759	18,067

LONG-TERM LIABILITIES:

Long-term debt, excluding current maturities	8	308	388
Accrued severance pay	9	211	231

Total long-term liabilities		519	619

COMMITMENTS AND CONTINGENT LIABILITIES	10

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at December 31, 2018 and December 31, 2017; Issued and outstanding: 2,028,552 shares at December 31, 2018 and December 31, 2017		1,985	1,985
Additional paid-in capital		17,270	17,270
Foreign currency translation adjustments		2,340	2,415
Capital reserves		800	695
Accumulated deficit		(21,513)	(18,906)

Total shareholders' equity	11	882	3,459

Total liabilities and shareholders' equity		18,160	22,145

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2018	2017	2016

Revenues	13b	33,939	32,754	37,065
Cost of revenues		(31,342)	(31,427)	(34,248)

Gross profit		2,597	1,327	2,817

Operating expenses:
Research and development, net		-	(41)	(117)
Selling, general and administrative		(4,669)	(4,704)	(4,699)

Operating loss		(2,072)	(3,418)	(1,999)
Financial expenses, net	14	(475)	(298)	(309)
Other income (loss), net		3	15	(259)

Loss before income taxes		(2,544)	(3,701)	(2,567)
Taxes on income	15	(63)	(74)	(1,158)

Loss		(2,607)	(3,775)	(3,725)

Less - loss attributable to non-controlling interests		-	-	101

Loss attributable to Eltek Ltd. shareholders		(2,607)	(3,775)	(3,624)

Other comprehensive income (loss):
Foreign currency translation adjustments		(75)	600	115

Total comprehensive loss		(2,682)	(3,175)	(3,610)

Comprehensive loss attributable to non-controlling interest		-	-	(91)

Comprehensive loss attributable to Eltek Ltd. shareholders'		(2,682)	(3,175)	(3,701)

Basic and diluted loss per ordinary share attributable to Eltek Ltd. shareholders	12	(1.28)	*) (1.58)	*) (1.82)

Weighted average number of ordinary shares used to compute basic and diluted loss per ordinary share attributable to Eltek Ltd. shareholders		2,028,552	2,028,552	2,028,552

*)          Respectively adjusted to reflect reverse split of shares.

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Equity attributed to Eltek Ltd. and subsidiaries	Non controlling interest	Total

Balance as of January 1, 2016	*) 2,028,552	1,985	17,270	1,892	695	(11,507)	10,335	(91)	10,244

Comprehensive income (loss):
Reclassification of foreign currency translation reserve upon disposal of a subsidiary	-	-	-	(276)	-	-	(276)	91	(185)
Foreign currency translation adjustments	-	-	-	199	-	-	199	-	199
Loss	-	-	-	-	-	(3,624)	(3,624)	-	(3,624)

Balance as of December 31, 2016	*) 2,028,552	1,985	17,270	1,815	695	(15,131)	6,634	-	6,634

Comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	600	-	-	600	-	600
Loss	-	-	-	-	-	(3,775)	(3,775)	-	(3,775)

Balance as of December 31, 2017	*) 2,028,552	1,985	17,270	2,415	695	(18,906)	3,459	-	3,459

Stock-based compensation	-	-	-	-	56	-	56	-	56
Transaction with controlling shareholder	-	-	-	-	49	-	49	-	49
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	(75)	-	-	(75)	-	(75)
Loss	-	-	-	-	-	(2,607)	(2,607)	-	(2,607)

Balance as of December 31, 2018	2,028,552	1,985	17,270	2,340	800	(21,513)	882	-	882

*)          Respectively adjusted to reflect reverse split of shares.

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:

Loss	(2,607)	(3,775)	(3,725)

Adjustments required to reconcile loss to net cash flows provided by (used in) operating activities:
Depreciation	1,649	1,722	1,856
Gain on sale of property and equipment	101	(13)	(12)
Revaluation of long term loans	29	17	1
Amortization of Intangible asset	-	348	-
Stock based compensation	56	-	-
Transaction with controlling shareholder	49	-	-
Decrease in deferred income taxes	-	-	1,083
Accrued severance pay, net	(3)	69	(150)
Decrease (increase) in trade receivables, net	790	(597)	2,145
Decrease (increase) in other accounts receivables and prepaid expenses	467	(1,249)	(97)
Increase (decrease) in inventories	(30)	471	289
Decrease in trade payables	(871)	(330)	(561)
Decrease in other accounts payables and accrued expenses	(443)	(107)	(664)

Net cash provided by (used in) operating activities	(813)	(3,444)	165

Proceeds from sale of investment in previously consolidated subsidiary:
The subsidiary's assets and liabilities at date of sale:
Trade receivables, net	-	-	289
Inventories	-	-	298
Prepaid and other current assets	-	-	107
property and equipment	-	-	537
Trade payables	-	-	(604)
Other accounts payables and accrued expenses	-	-	(159)
Long-term debts, including current maturities	-	-	(112)
Reclassification of foreign currency translation reserve upon disposal of a subsidiary	-	-	(276)
Non-controlling interest	-	-	191
	-	-	271

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	-	-	(42)
Purchase of property and equipment	(619)	(275)	(708)

Net cash used in investing activities	(619)	(275)	(750)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short- term bank credit, net	986	2,756	1,589
Short- term shareholder loan	1,390	1,430	-
Repayment of long-term loans	(910)	(870)	(680)
Proceeds from long-term loans	378	167	235
Repayment of property and equipment payables	(317)	(239)	(671)

Net cash provided by financing activities	1,527	3,244	473

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Effect of exchange rate on cash and cash equivalents	10	128	37

Increase (decrease) in cash and cash equivalents	105	(347)	196
Cash and cash equivalents at the beginning of the year	887	1,234	1,038

Cash and cash equivalents at end of the year	992	887	1,234

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid during the year for:
Interest	212	185	155

Non-cash activities:
Purchase of property and equipment	118	340	90

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

a.	General:

-
Eltek Ltd. ("the Company") was organized in Israel in 1970, and its shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company".

-
The Company manufactures, markets and sells custom made printed circuit boards ("PCBs"), including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

-
The Company markets its product mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment, as well as to contract electronic manufacturers, among other industries.

The Company is controlled by Nistec Golan Ltd ("Nistec Golan"). Nistec Golan is controlled indirectly by Mr. Yitzhak Nissan, who owns, indirectly through Nistec Holdings Ltd., all of the shares of Nistec Ltd and Nistec Golan (Nistec Holdings Ltd. and/or any of its subsidiaries are referred to as "Nistec").

-
The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations. Due to these conditions and other financial and business factors, the Company's liquidity position, as well as its operating performance, was negatively affected. As a result, the Company incurred net losses and suffered negative cash flows from its operating activities. As of December 31, 2018, the Company's working capital deficiency amounted to $5.3 million and its accumulated deficit amounted to approximately $21.4 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

-
In June 2017, due to continued losses and the Company's limited ability to obtain additional loans from the banks, the Company obtained a loan of NIS 5.0 million (approximately $ 1.4 million) from Nistec. The terms of the loan were amended in April 2018, with retroactive effect as of June 2017.

In July 2017, the Company received a line of credit dedicated to a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank HaPoalim, guaranteed by Nistec Ltd., for a period of up to one year. In July 2018 Bank HaPoalim extended the dedicated line of credit. In January 2019 the Company reduced the line of credit to NIS 2.25 million (approximately $ 620).

In November 2017, the Company obtained a loan of NIS 3 million (approximately $ 840) from Mizrahi-Tefahot Bank, guaranteed by Nistec. The bank required a repayment of this loan until April 15, 2019 and therefore, as part of the rights offering the Company's Audit Committee and Board of Directors approved that the Company will repay on April 2019 the debt owed to the bank from the proceeds of the rights offering.

In March 2018, the Company obtained another loan from Nistec of NIS 4.0 million (approximately $ 1.1 million). In July 2018, in accordance with the Commitment Letter, the Company obtained another loan from Nistec of NIS 1.0 million (approximately $ 275).

In April 2018, Nistec provided the Company a letter of commitment to provide the Company with additional financing in the amount of up to $ 2.5 million, valid for one year following the date of 2017 financial statements approval (the "Commitment Letter").

In April 2018, the Company’s Board of Directors approved the additional funding extended by Nistec in March 2018 and approved to receive a Commitment Letter from Nistec for providing the Company with financing, either through a bank loan guaranteed by Nistec, a loan extended directly by Nistec to the Company, or a combination thereof. In the event that Nistec will provide the Company with a loan, its terms will either be back-to-back to the terms at which Nistec obtains its financing, or, at Nistec’s discretion, such loan will bear no interest, but will be linked to the Israeli Consumer Price Index.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In August 2018, the Company obtained a credit facility of NIS 7 million (approximately $ 1,930) from a non-banking financial institution, guaranteed by Nistec.

In January 2019, Nistec provided the Company with an additional loan of NIS 2.0 million (approximately $530), due on April 30, 2019. However, the Company exercised an option to extend the term of the loan until May 1, 2020 as approved by Company's Audit Committee that determined that such extension is required for the Company’s orderly operations.

On October 2, 2018, the Company received notification from NASDAQ advising the Company that as of October 1, 2018, the Company did not maintain stockholders’ equity of $2.5 million, nor does not meet the alternatives of market value of listed securities or net income from continuing operations, and therefore is not in compliance with the stockholders’ equity listing rule (the “Listing Rule”). On December 7, 2018, the Company received a notice from NASDAQ advising that the Company had been granted an extension of time to regain compliance with the shareholders’ equity requirement until March 31, 2019. Therefore, the Company's Board of Directors decided to execute a right offering.

As of January 2019, the total principal amounts of the loans received by the Company from Nistec (as described above) was NIS 12 million (approximately $ 3.3 million). In February 2019, Nistec provided the Company with a letter of commitment that in event that its loans amounted NIS 12 million (approximately $ 3.3 million) will not be converted into ordinary shares of the Company, these loans will become due on or after May 1, 2020. Nistec also provided the Company a commitment that in the eventthat the rights offering will not be consummated and the Company will be expected not to be incompliance with the minimum adjusted equity covenant, Nistec will convert the debt owed to it by the Company into equity in terms to be agreed in good faith between the Company and Nistec, in order to enable the Company to meet its financial covenants. Nistec has also agreed that in the event that the guarantees that it provided to a bank and to the non-banking institution will be exercised by the bank or the non-banking financial institution, the amount due by the Company to Nistec as a result of the guarantee will be due by May 1, 2020.

In addition, during January 2019 Nistec guaranteed NIS 2.0 million (approximately US$530) of the Company's existing debt to Bank Leumi, which is due to be repaid by April 30, 2019. During March 2019 and as part of the rights offering the Company's Audit Committee and Board of Directors approved that the Company will repay the debt owed to Bank Leumi from the proceeds of the rights offering.

-
In February 2019, Nistec Golan informed the Company that it was committed to exercise its subscription rights by converting approximately $2.5 million of debt owed to it by the Company into the Company’s ordinary shares. In March 2019, Nistec informed the Company that instead of converting the debt owed to it, it would participate in the rights offering by means of a cash investment in an amount of at least $2.5 million.

As a result of the receipt of approximately $2.5 million from the rights offering prior to March 31, 2019, the Company regained compliance with the Listing Rule and its shares continue to be listed on the NASDAQ Capital Market.

NASDAQ has advised that it will continue to monitor the Company’s ongoing compliance with the shareholders’ equity requirement and, if at the time of the Company next periodic report the Company does not evidence compliance, the Company may be subject to delisting.

In April 2014, the Company signed a new financial undertakings letter with one bank and in May 2014 with another bank. Under these undertakings the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $ 4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2018, the Company was not in compliance with these covenants.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

After the balance sheet date, one bank granted the Company a waiver from such non-compliance. The Company is required to meet these covenants in its financial statements for December 31, 2019 (to be issued no later than May 1, 2020) and the other bank granted the Company a waiver from such non-compliance and adjusted the financial covenants, to be met in the Company's financial statements for December 31, 2019 (to be issued not later than 120 days from December 31, 2019). The adjusted covenants include: (i) adjusted shareholders' equity (excluding certain intangible and other assets) of at least $ 2.5 million; and (ii) positive EBITDA (greater than zero).

The Company believes that in the event that its business plans for the year 2019 will not be realized, it will not meet the above-mentioned financial covenants. Nistec has agreed that in the event that the guarantees that it provided to Bank Mizrahi-Tefahot and to the non-banking institution will be exercised by Bank Mizrahi-Tefahot and the non-banking financial institution, the amount due to Nistec from the Company as a result of the exercise of the guarantees will be due by May 1, 2020.

In March 2019, the Company's rights offering prospectus became effective. The subscription period ended on April 9, 2019 and the Company had a participation of 69.6% of its shareholders in the rights offering, which provided gross proceeds of $3.4 million (before deducting expenses related to the rights offering). The Company anticipates that it will use the net proceeds received from this offering to repay a NIS 3.0 million (approximately US$840) loan from Mizrahi Bank (guaranteed by Nistec) and a NIS 2.0 million (approximately US$530) line of credit from Bank Leumi (for which Nistec provided a guarantee). The remainder will be used for working capital and other general corporate purposes, including the possible investment in plant and equipment.

The Company's management believes that its current business plans and the commitments from Nistec will enable the Company to continue to operate for a period of at least one year from the date of the approval of these financial statements. In the event the Company will not be successful in generating sufficient cash from its current operations, the Company may be required to obtain additional financing from external sources. There is no assurance that such financing will be obtained.

b.	Sale of a wholly owned subsidiary - Kubatronik Leiterplatten GmbH:

In June 2002, the Company established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of acquiring control of Kubatronik Leiterplatten GmbH ("Kubatronik").

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

On December 19, 2016, the Company sold all of its Kubatronik shares to the founder of Kubatronik. In consideration for the sale, the Company is entitled to contingent consideration equal to 20% of Kubatronik's net profit in 2017, and 10% of Kubatronik's net profit in each of 2018 and 2019. The Company and Kubatronik further agreed that until the end of 2017, they will offer a 10% discount on sales of their products to one another and pay a 10% commission on sales each party effects to consumers introduced by the other. Kubatronik continues to manage Eltek Europe GmbH. Following consummation of the transaction in 2017, Eltek recognized a loss of $271.

c.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis, unless otherwise stated.

The Company sells goods through its subsidiaries that function as distributors. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

Changes in Company’s ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses.

A change in the Company's ownership interest in a subsidiary that causes a loss of control results in a deconsolidation of the subsidiary. Gain or loss is recognized upon the deconsolidation of a subsidiary, as the difference between (1) the sum of the fair value of any consideration received, the fair value of any retained non- controlling investment in the former subsidiary at the date the subsidiary is deconsolidated, and the carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is deconsolidated, and (2) the carrying amount of the former subsidiary's assets and liabilities.

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

d.	Functional and reporting currency:

The Company’s functional currency is the New Israeli Shekel ("NIS"). Transactions denominated in foreign currencies are translated into NIS using the prevailing exchange rates at the date of the transaction.  Gains and losses from the translation of foreign currency transactions are recorded in financial income or expenses.

In accordance with U.S. Securities and Exchange Commission Regulation S-X, Rule 3-20, the Company has determined its reporting currency to be the U. S. dollar. The measurement process of Rule 3-20 is conceptually consistent with that of ASC 830.

Assets and liabilities are translated to the reporting currency using the exchange rate at the end of the year. Revenues and expenses are translated into the reporting currency using the average exchange rate for each quarter. Translation adjustments are reported separately as a component of accumulated other comprehensive income.

The functional currency of the Company's foreign subsidiaries is the local currency in which each subsidiary operates. The financial statements of foreign subsidiaries are translated into the Parent's functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders' equity.

e.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI") are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

		Exchange rate	Exchange rate
	Israeli CPI	of one US dollar	of one Euro
	Points	NIS	NIS

December 31, 2018	101.2	3.748	4.292
December 31, 2017	100.4	3.467	4.153
December 31, 2016	98.9	3.845	4.044

	%

December 31, 2018	0.8	8.1	3.3
December 31, 2017	1.5	(0.1)	2.7
December 31, 2016	(0.4)	(1.5)	(4.8)

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Use of estimates:

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2018 is as follows:

	Year ended December 31,
	2018	2017	2016

Opening balance	234	160	86
Doubtful debt expenses during the year	86	147	114
Customers write-offs/collection during the year	(134)	(91)	(30)
Foreign currency translation adjustments	(16)	18	(10)

Closing balance	170	234	160

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Inventories:

Inventories are recorded at the lower of cost or net-realizable value. Cost is determined on the weighted average basis for raw materials. For work in progress and finished goods, the cost is determined pursuant to calculation of accumulated actual direct and indirect costs.

The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts.

During the years ended December 31, 2018, 2017 and 2016, the Company recorded inventory write-offs in the amounts of $ 828, $ 673 and $ 589, respectively. Such write-offs were included in cost of revenues.

j.	Severance pay and assets held for employees' severance payments:

The Company's liability for its Israeli employees severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date (the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment or a portion thereof.

Assets held for employees' severance payments represent contributions to insurance policies and deposits to a central severance pay fund, and are recorded at their current redemption value.

k.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third‑party independent appraisals, as considered necessary. During the years ended December 2018, 2017 and 2016, the Company did not record any impairment charges attributable to long-lived assets.

l.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other". The Company acquired software technology during 2014-2015, which was fully amortized during 2017.

Intangible assets are stated at cost net of accumulated amortization.

Amortization is computed by the straight-line method over the estimated useful life of 10 years.

m.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes." This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company establishes reserves for uncertain tax positions based on an evaluation of whether the tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.         Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation".

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). The Company adopted ASU 2016-09 during the first quarter of 2017, at which time it changed its accounting policy to account for forfeitures as they occur. There was no material impact of the adoption of this standard on the Company's financial statements.

During the year ended December 31, 2018, the Company recognized stock-based compensation expenses related to employee stock options in the amount of $56 (no expenses were recorded in 2017 and 2016).

The Company estimates the fair value of stock options granted under ASC 718 using the Binomial model. The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The following assumptions were used in the Binomial option pricing model for the year ended December 31, 2018 (no options were granted in 2017 and 2016):

2018

Dividend yield	0%
Expected volatility	71%
Risk-free interest	2.89%
Contractual term	10 years
Forfeiture rate	0%

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.         Revenue recognition:

The Company generates its revenues mainly from sales of custom made printed circuit boards ("PCBs"). The Company also generates revenues from a financed R&D project.

Revenues from the Company's contracts are recognized using the five-step model in ASC 606 - "Revenue from Contracts with Customers" ("ASC 606"). At first, the Company determines if an agreement with a customer is considered to be a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods that will be transferred to the customer is considered as probable. The Company then assesses the transaction price for a contract in order to determine the consideration the Company expects to receive for satisfying the performance obligations called for in the contract.

For the Company's financed R&D project, where the Company's performance does not create an asset with an alternative use, the Company recognizes revenue over performance time because of continuous transfer of control to the customer. For these performance obligations that are satisfied over time, the Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort and the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged, the manner, and the terms of settlement, including in cases of termination for convenience. Project costs includes mainly related labor. Estimated gross profit from the project may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and include mainly revenues from the sales custom made printed circuit boards ("PCBs"). The Company generally does not provide a right of return to its customers. For performance obligations that are satisfied at a point in time, the Company evaluates the point in time when the customer can direct the use of, and obtain the benefits from, the products. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.         Revenue recognition (Cont.):

Unbilled accounts receivables
Unbilled accounts receivables decreased by $390, compared to the beginning balance of $361 as of January 1, 2018. The decrease was primarily as a result of $984 of billings. This was offset by an increase of $606 due to the amounts of recognized revenues in advance of contractual billing during the year. The above resulted in ending balance of deferred revenues of $29 as of December 31, 2018.

p.	Earnings per ordinary share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Certain of the Company's outstanding stock options have been excluded from the calculation of the diluted earnings per share because such options are anti-dilutive.

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

t.	Fair value measurements:

ASC 820, "Fair Value Measurement and Disclosure" clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Significant other observable inputs based on market data obtained from sources independent of the reporting entity.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

As of December 31, 2018, 2017 and 2016, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

 u.         Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income".  ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity (deficiency) during the period except those resulting from investments by, or distributions to, shareholders.

The Company has determined that its items of comprehensive income (loss) relate to unrealized gain (loss) from foreign currency translation adjustments.

The total accumulated other comprehensive loss, net was comprised as follows:

	December 31,
	2018	2017	2016

Foreign currency translation adjustments	(75)	600	115

Total accumulated other comprehensive loss	(75)	600	115

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Impact of recently issued and adopted accounting standards:

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). This new standard clarifies certain aspects of the statement of cash flows and also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows. The Company adopted the standard effective as of January 1, 2018, and the adoption of this standard did not have an impact on the Company's consolidated financial statements

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update provide a more robust framework to use in determining when a set of assets and activities is a business. The amendments provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. The Company adopted the standard effective as of January 1, 2018, and the adoption of this standard did not have an impact on the Company's consolidated financial statements.

On January 1, 2018, the Company adopted ASC Topic 606 using the modified retrospective method and applied the standard to those contracts, which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the previous accounting under Topic 605. The adoption of this standard did not have an impact on the Company's consolidated financial statements and no cumulative-effect adjustment was recoded. The results of the Company's operations for the year ended December 31, 2018 under the previous standard are not materially different compared to the results under ASC 606. See Note 1o.

x.	New accounting pronouncements not yet effective:

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. This ASU is effective for annual periods beginning after December 15, 2018. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued Accounting Standards Update 2018-11, Leases (Topic 842). This update provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented.

The Company has elected to apply the guidance at the beginning of the period of adoption and not restate comparative periods. In addition, the company elected the available practical expedients on adoption.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

x.	New accounting pronouncements not yet effective (Cont.):

The Company expects to record right-of-use leased assets and corresponding liabilities of approximately $2,500 to $4,000, at the beginning of first quarter 2019.

In August 2018, the FASB issued Accounting Standards Update 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract (“ASU 2018-15”). The amendments in ASU 2018-15 provide guidance to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The new guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements

In June 2018, the FASB issued ASU 2018-07 to expand the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effects of this standard on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is evaluating the effect that this guidance will have on the Company’s consolidated financial statements.

 y.        Reclassifications:

Certain amounts in the notes to prior years financial statements have been reclassified to conform with current year presentation. The reclassification had no effect on previously reported balance sheet, net loss and cash flows.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	CASH AND CASH EQUIVALENTS

	December 31,
	2018	2017

Denominated in U.S. dollars	315	677
Denominated in NIS	280	33
Denominated in Euro	397	177

	992	887

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2018	2017

Prepaid expenses	292	254
Government authorities	68	35
Employees	21	18
Others	779	1,474

	1,160	1,781

NOTE 4:-	INVENTORIES

	December 31,
	2018	2017

Raw materials	1,436	1,616
Work-in-progress	1,283	1,638
Finished goods	892	617

	3,611	3,871

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017
Cost:
Machinery and equipment	33,048	36,890
Leasehold improvements	8,169	9,044
Motor vehicles	68	74
Office furniture and equipment	704	260

	41,989	46,268
Accumulated depreciation:

Machinery and equipment	(27,689)	(29,805)
Leasehold improvements	(7,089)	(7,625)
Motor vehicles	(49)	(48)
Office furniture and equipment	(539)	(204)
	(35,366)	(37,682)

Depreciated cost	6,623	8,586

Depreciation expense for the years ended December 31, 2018, 2017 and 2016 were $1,649, and $2,080 and $1,856, respectively.

NOTE 6:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Annual interest rate at
	December 31,	December 31,
	2018	2018	2017

In NIS bears interest rate of Prime+0.85% to Prime+2.7%	2.6% - 4.45%	4,229	5,207
Short term credit from others	4.15%	1,534	-
Long-term debt from banks in NIS bears interest of Prime rate *)	2.75%	843	1,856

		6,606	7,063

*)
The amounts of $ 34 and $ 911 have been classified from long term debt as of December 31, 2018 and December 31, 2017, respectively since the Company is not in compliance with its banks covenants as of those dates..

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER ACCOUNT PAYABLE AND ACCRUED EXPENSES

	December 31,
	2018	2017

Accrued payroll including amounts due to government authorities	938	983
Provision for vacation and other employee benefits	1,315	1,584
Accrued expenses	458	600
Provision for contingent liabilities (Note 10d)	191	274
Other liabilities	475	670

	3,377	4,111

NOTE 8:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

Others

	Annual interest
	rate at
	December 31	December 31,
	2018	2018	2017
Linkage terms:
U.S. dollar	5%	503	290
NIS - Fix interest rate	5.6%	221	398
		724	688
Less - current maturities (trade payables)		(416)	(300)

		308	388

Minimum future payments at December 31, 2018 due under the long-term (includes liabilities associated with equipment purchasing) debt are as follows:

Long-term loan

2019	416
2020	308

724

Long-term debt includes liabilities associated with equipment purchase in the amounts of $724 and $688 and current maturities of long-term debt of $416 and $300 at December 31, 2018 and 2017, respectively. The current maturities are classified to the trade payable balance as of December 31, 2018 and 2017, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES (Cont.)

In April 2014, the Company signed a new financial undertakings letter with one bank and in May 2014 with another bank. Under these undertaking the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company's annual audited financial statements. As of December 31, 2017 the Company was not in compliance with these covenants, however, one bank granted the Company a waiver for such non-compliance until the publication of the financial statements for December 31, 2018 and another bank granted the Company a waiver until the publication of financial statements for June 30, 2018.

As of December 31, 2018, the Company was not in compliance with those covenants; however, after the balance sheet date, one bank granted the Company a waiver from such non-compliance. The Company is requiring to meet these covenants in its financial statements for December 31, 2019 (to be issued no later than May 1, 2020). The other bank granted the Company a waiver from such non-compliance, and adjusted the financial covenants, to be met in the Company's financial statements for December 31, 2019 (to be issued not later than 120 days from December 31, 2019). The adjusted covenants include: (i) adjusted shareholders' equity (excluding certain intangible and other assets) of at least $ 2.5 million; and (ii) Positive EBITDA (greater than zero).

As to pledges securing the loans, see Note 10a.

NOTE 9:-	EMPLOYEE SEVERANCE BENEFITS

Under Israeli law and labor agreements, the Company is required to make severance and pension payments to retired, dismissed or resigned employees.

a.
The Company has an approval from the Israeli Ministry of Labor and Social welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the Company's current deposits in the pension fund and/or with the insurance company exempt it from any additional severance obligations to the employees for whom such depository payments were made.

b.
The Company's employees participate in a pension plan or individual insurance policies that are purchased by them. The Company's liability for severance obligations for the employees employed for one year or more is discharged by making regular deposits with a pension fund or the insurance policies. Under Israeli law, there is no liability for severance pay in respect of employees who have not completed one year of employment. The amount deposited with the pension fund or the insurance policies is based on salary components as prescribed in the employment agreement. The custody and management of the amounts so deposited are independent of the Company and accordingly, such amounts funded and related liabilities are not reflected in the balance sheet. For non-management employees, the Company deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon completion of one year of employment with the Company, it makes a one-time deposit with the pension fund for the remaining balance. The Company deposited $723 to individual severance fund according section 14 of the Israeli severance pay law.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	EMPLOYEE SEVERANCE BENEFITS (Cont.)

In 2011, the Company, pursuant to Section 14 of the Israeli Severance Pay Law, made a transfer of funds from a central severance fund to individual funds in the name of the employees for the unfunded liability and discharged its liability in respect of such employees' severance pay.

c.	Total liability for employees' severance benefits as at December 31, 2018 amounted to $ 211.

Expenses (income) recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2018, 2017, and 2016 were $(20), $ 87 and $ 94, respectively.

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks.

2.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

b.	Operating leases and other agreements:

1.	The premises occupied by the Company are leased under three lease agreements that expire in February 2022, December 2022 and February 2024.

2.	The Company's motor vehicles are leased under operating lease agreements, mainly for three-year terms.

3.	Minimum future payments at December 31, 2018 due under the above agreements over the next five years and thereafter are as follows:

	Premises leases	Other agreements
First year	883	581
Second year	883	439
Third year	883	213
Fourth year	189	145
Fifth year and thereafter	14	160

	2,852	1,538

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Payments required under these agreements are charged to expense on a straight-line method over the periods of the respective leases.

Expenses recorded under these agreements for the years ended December 31, 2018, 2017 and 2016 were $ 1,766, $1,444 and $ 1,447, respectively.

c.	Indemnification agreement:

The Company entered into an indemnification agreement with each of its directors and officers and undertook to enter into the same agreement with future directors and officers. Such indemnification amount is limited to 25% of the Company's shareholders' equity.

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

The Company's articles of association allow it to exculpate any officer from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. The Company provided an exculpation letter to each of its directors and officers, and agreed to provide the same to future officers.

d.	Contingent Liabilities:

Environmental Related Matters

In connection with the change of control of the Company that resulted from Nistec’s acquisition of a controlling stake in the Company, Israeli law requires it to obtain a new business permit in order to continue operating its business. The Company submitted an application for this permit and received a permit until 2099.

The new permit is subject to certain conditions, especially certain conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly.

In October 2015, the Company filed an application for an emissions permit with the Ministry. In January 2016, the Company received a notice of non-compliance from the Ministry, stating that the application was incomplete and that the Company is in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. The Company submitted amended application and conducted discussions with the Ministry throughout 2016 and 2017. The Company received the emissions permit in July 2017.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Employee related matters

In May 2008, a lawsuit was filed by one of the Company’s former employees alleging that he had suffered personal injuries during his employment and he is seeking aggregate financial compensation of approximately $ 71 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified the Company in January 2011 and July 2013, that they allegedly suffered personal injuries during their employment with the Company. Of these four employees, one is seeking compensation of $ 162 and the others did not state their claim amount.

The Company submitted all of these claims to its insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period November 2015 through March 2019, four former employees filed law suits seeking additional payments in connection with their employment with the Company and subsequent termination. On August 2018 a court decision was provided for one of the labor suits and a provision was recorded accordingly. On October 2018, both the Company and this former employee appealed the Labor Court’s decision. The aggregate amount claimed for the above mention labor suits is approximately $ 900. The Company recorded a provision according to its legal advisor's opinion.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31,
	2018 and 2017	2018	2017*)
	Number of shares

Ordinary shares of par value NIS 3.0 each	10,000,000	2,028,552	2,028,552

Ordinary shares of par value NIS 3.0 each amount in US$		397,056	397,056

*)	Respectively adjusted to reflect reverse split of shares.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Stock Option Plan:

The Company’s 2018 Share Incentive Plan (the "Plan") authorized the grant of options to purchase shares and restricted shares unites (“RSUs”) to officers, employees, directors and consultants of the Company and its Subsidiaries. Awards granted under the Plan to participants in various jurisdictions may be subject to specific terms and conditions for such grants as may be approved by the Company’s board from time to time.

Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option or the expiration dates of the option plan. The options primarily vest gradually over four years of employment.

During July 2018 the Company granted 60,857 options to the Company’s CEO to acquire 60,857 Ordinary shares under the Plan. The total fair value of the options granted was $183 to be recognized over four years vesting period. The stock-based compensation expense related to employees' equity-based awards, recognized during 2018 was $56.

A summary of employee option activity under the Plan as of December 31, 2018 and changes during the year ended December 31, 2018 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2018	-	-	-	-
Granted	60,857	4.17

Outstanding at December 31, 2018	60,857	4.17	114	-

Exercisable at December 31, 2018	-	-	-	-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2018 were $ 4.17. No options were granted in 2017 and 2016. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2018 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. As of December 31, 2018, there was approximately $ 127 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. This cost is expected to be recognized over a period of up to 3.5 years.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2018 are follows:

Number of options outstanding as of December 31, 2018	Exercise price	Weighted average remaining contractual life	Number of options exercisable as of December 31, 2018
		(In months)

60,857	4.17	114	-

NOTE 12:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2018	2017	2016
Numerator:
Loss attributable to Eltek Ltd shareholders'	(2,607)	(3,775)	(3,624)

Denominator:
Denominator for basic loss per share weighted-average number of shares outstanding	2,028,552	2,028,552	2,028,552
Effect of diluting securities:
Employee stock options	-	-	-

Denominator for diluted loss per share - adjusted weighted average shares and assumed exercises	2,028,552	2,028,552	2,028,552

NOTE 13:-      ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2018	2017	2016

Customer A - Sales of manufactured products	12.0%	14.6%	16.3%

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-      ENTITY WIDE DISCLOSURES (Cont.)

b.	Revenues by geographic areas:

	Year ended December 31,
	2018	2017	2016

Israel	18,940	19,730	17,535
North America	6,973	5,219	5,811
Netherlands	3,302	2,407	2,052
Europe	1,997	2,016	8,125
India	2,239	2,362	3,100
Others	488	1,020	442

	33,939	32,754	37,065

NOTE 14:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2018	2017	2016

Interest on long-term banks	152	54	67
Bank charges and short-term credit	232	118	64
Effect of exchange rate differences on other expenses and net loss from derivative instruments	-	-	(31)
Foreign exchange loss, net	24	75	145
Other financing expenses, net	67	51	64

	475	298	309

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME

a.	Tax laws applicable to the Company:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli CPI.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Adjustments relating to capital gains such as for sale of property (betterment) and securities continue to apply until disposal. Since 2008, the amendment to the law includes, among others, the cancellation of the inflationary additions and deductions and the additional deduction for depreciation (in respect of depreciable assets purchased after the 2007 tax year).

The Law for the Encouragement of Capital Investments, 1959:

According to the Law, companies are entitled to various tax benefits by virtue of the "approved enterprise" and/or "beneficiary enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

Tax benefits and reduced tax rates:

Following the enactment of Amendment No. 60 to the Law, subsequent to April 1, 2005, the income qualifying for tax benefits under the tax benefits track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary company"), and which is derived from an industrial enterprise. In respect of plant expansions executed following Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election.

The Company has production facilities in Israel qualified as "Beneficiary Enterprises" in accordance with the Law. The Company's first Beneficiary Enterprise was converted from a previously "Approved Enterprise" program pursuant to the approval of the Israel Tax Authority that the Parent received in September 2006. In the past, certain of the Company's production facilities were granted approved enterprise status pursuant to the Law; were over, the benefit periods for such approved enterprises expired in 2005. Additionally, the Company has elected 2012 as the year of election. The income generated by the "Beneficiary Enterprise" is exempt from tax over a period of two years, beginning with the year in which the Company first had taxable income. The period of tax benefit of the first Beneficiary Enterprise has not yet commenced and was expired not later than 2017. The period of tax benefit of the second beneficiary enterprise has not yet commenced and will expire not later than 2024. The benefits are contingent upon compliance with the terms of the Encouragement Law (export rate, etc.). The Company is currently in compliance with these terms.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011 ("the Amendment"), which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The Amendment became effective as of January 1, 2011. According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income under its status as a privileged company with a preferred enterprise. Commencing from the 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates. The tax rates under the Amendment are: 2011 and 2012 - 15% (in development area A - 10%) and in 2013 - 12.5% (in development area A - 7%).

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%). As for changes in tax rates resulting from the enactment of Amendment 73 to the Law, see below.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 73):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the Amendment") was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The Company intends to implement the Amendment in future tax years. Therefore, the deferred tax balance as of December 31, 2013 was calculated based on the rate provided by the Amendment.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

Accelerated depreciation:

By virtue of the Law, the Company is eligible for deduction of accelerated depreciation on equipment used by the approved enterprise / beneficiary enterprise from the first year of the asset's operation.

The Law for the Encouragement of Industry (Taxation), 1969:

The Company has the status of an "industrial company", as defined by this law. According to this status and by virtue of regulations published thereunder, the Company is entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law. The Company is also entitled to amortize a patent or rights to use a patent or intellectual property that are used in the enterprise's development or advancement, to deduct issuance expenses for shares listed for trading, and to file consolidated financial statements under certain conditions.

b.	Tax rates applicable to the Group:

1.	The Israeli regular corporate tax rate for Israeli companies was 25% in 2016, 24% in 2017 and 23% in 2018.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law") was enacted. The Law includes, among others, provisions for the taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of foreign assets. As of the date of approval of these financial statements, these regulations have not been published.

These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014.

2.	The tax rates of the Company's non-Israeli subsidiaries range between 29.5%-30%.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

3.          Tax Reform in U.S.:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Act"), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

c.	Tax losses and tax credits carryforwards:

As of December 31, 2018, the Company's tax loss carryforwards were approximately $24.3 million of operating losses and $ 9.3 million of capital. As of December, 2018 the balance of tax credits carryforward was $992.

The Company's tax loss carryforward and tax credits carryforward do not have expiration dates.

d.	Income tax assessments:

The Company files its income tax return in Israel. Eltek Europe file its income tax returns in Germany and Eltek USA files its income tax return in the United States.

In Israel, the Company has received final tax assessments through the 1995 tax year. Assessments through the 2013 tax year are considered final due to statute of limitations. The Israeli tax returns of the Company may be audited by the Israeli Tax Authorities for the tax years beginning in 2014.

Eltek Europe has received final tax assessments through the 2013 tax year. The tax returns of Eltek Europe remain subject to audit for the tax years beginning in 2014. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2012.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

e.	Profit before tax and income tax expense included in the consolidated statements of comprehensive income:

	Year ended December 31,
	2018	2017	2016

Loss before income tax expense:
Israel	(2,663)	(3,701)	(2,767)
Foreign jurisdictions	119	-	200

	(2,544)	(3,701)	(2,567)

Current tax expense:
Israel	14	-	-
Foreign jurisdictions	49	74	73

	63	74	73

Deferred taxes:
Israel	-	-	1,085

	-	-	1,085

Income tax expense	63	74	1,158

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical income tax benefit to the actual income tax expense:

A reconciliation of the theoretical income tax benefit, assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2018	2017	2016

Loss before income tax expense as reported in the consolidated statements of comprehensive income	(2,544)	(3,701)	(2,567)

Statutory tax rates	23%	24%	25%

Theoretical tax benefit calculated	(585)	(888)	(642)

Changed in liability for undistributed income of subsidiaries	-	29	37
Losses and other items for which a valuation allowance was provided	271	1,218	1,160
Change in effective on corporate tax rate	-	(49)	(17)
Changes in deferred tax of carryforward losses due to sale of investment in previously consolidated subsidiaries	-	-	492
Tax benefit (expense) arising from "Preferred enterprises"	189	296	250
Foreign tax rate differential in subsidiaries	22	44	20
Other	166	(576)	(142)

Total	648	962	1,800

Income tax expense	63	74	1,158

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences were been the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2018	2017

Deferred tax assets:

Net operating loss carryforwards (in Israel)	3,892	3,614
Capital loss carryforwards (in Israel)	2,137	1,170
Severance benefits	25	28
Provision for vacation	174	218
Tax credit carryforward	992	1,065
Allowance for doubtful accounts	29	37

Total gross deferred tax assets	7,249	6,132

Less valuation allowance	(6,418)	(5,256)

Net deferred tax assets	831	876

Deferred tax liabilities:
Undistributed income of subsidiaries	(275)	(275)

Fixed assets - differences in depreciation	(556)	(601)

Total gross deferred tax liabilities	(831)	(876)

During the year ended December 31, 2016 the Company recorded a tax expense of $1.2 million due to uncertainty about its ability to utilize these tax assets in the foreseeable future.

The Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future.  The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. The valuation allowance for deferred tax assets as of December 31, 2018 and 2017 was $6,418 and $ 5,256 respectively. The net change in the total valuation allowance for each of the years ended December 31, 2018, 2017 and 2016, was an increase of $271, $1,218 and $1,160, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

h.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2018, 2017 and 2016, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

NOTE 16:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In addition to the above, the Company's financial instruments at December 31, 2018 and 2017, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, short-term credit provided by financial institutions, and trade and other payables. The carrying amounts of all the aforementioned financial instruments, at face value or cost plus accrued interest, approximate fair value due to the short maturity of these instruments linked to the Israeli central bank rate.

These Consolidated Financial Statements do not include any nonrecurring fair value measurements relating to assets and liabilities for which the Company has adopted the provisions of ASC Topic 820.

NOTE 17:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, the controlling shareholder of the Company, is also a customer of the Company. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with its related parties were carried out on an arm's-length basis.

a.	Balances with related parties:

	December 31,
	2018	2017

Trade accounts receivable	158	231
Trade accounts payable	170	73
Controlling shareholder loans	2,668	1,442

b.	Transactions with related parties:

	Year ended December 31,
	2018	2017	2016

Revenues	821	604	508
Purchases, general and administrative expenses	313	469	336
Interest from Loans from controlling shareholder	113	-	-

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers and not for re-sale. The Company's quote is based on its standard price list, and may be subject to a discount of up to ten percent (10%). Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

Soldering and assembly services - The Company may acquire soldering services and/or purchasing services from Nistec. Nistec’s pricing for its soldering services will be its standard price list (the “Price List”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Price List will be negotiated by the parties in good faith (without participation of Mr. Nissan, the Company's controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCBs, it may ask Nistec to provide it with a quote for such services. Nistec may charge for design and/or design services in accordance its standard price list for such services, less a five percent (5%) discount. The Company’s purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 300 per annum.

Insurance expenditures - The Company may share with Nistec costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec will reduce the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in the proportions indicated by the insurer for each of the Company and Nistec had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee and the Board of Directors of the Company.

Employees social activities - The Company may purchase social activities for the benefit of its employees together with Nistec. The cost of such activities will be divided between the Company and Nistec in accordance with the ratio of the number of Company's employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

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

Managements fees - Eltek pays Nistec monthly managements fees of NIS 90 ($25). In November 2016, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the following transactions:

The extension and amendment of the Management Agreement with Nistec Ltd. as follows:

1.
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

2.
In accordance with the Company’s policy approved by the Audit Committee, Mr. Nissan will receive reimbursement, against receipts, of travel expenses paid directly by him (other than food and beverage expenses) while traveling internationally on behalf of the Company provided that such reimbursement will not exceed an aggregate amount of NIS 10 per calendar quarter,

3.
Mr. Nissan will receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses), 1972.

4.
During the period Mr. Nissan served as both the Company’s Chief Executive Officer and Chairman of the Board of Directors, the Company will pay for the lease of a car for Mr. Nissan with a list price not to exceed NIS 250. Mr. Nissan ceased to serve as the Company CEO on June 2018.

5.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.

These transactions were approved by the Company's shareholders in the annual general meeting, held on December 29, 2016.

Employment of Yitzhak Nissan's daughter - Mr. Yitzhak Nissan's daughter is employed by the Company as assistant to the Chief Executive Office.

Loans and guarantees from Nistec -  see Note 1.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD.

By:	/s/ Eli Yaffe
Name:	Eli Yaffe
Title:	Chief Executive Officer

By:	/s/ Alon Mualem
Name:	Alon Mualem
Title:	Chief Financial Officer

Dated: April 18, 2019