Form 20-F
period 2019-12-31
ELTEK LTD
filed 2020-04-27
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4927920, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 3.00 Nominal Value	ELTK	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to section 15(d) of the act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

4,380,268 Ordinary Shares, nominal value NIS 3.00 per share (as of December 31, 2019)

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

Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐       No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statement on Form F-3 File No. 333-233136 and Registration Statement on Form S-8  File No. 333-233958.

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

Our functional currency is New Israeli Shekel while our reporting currency is the U.S. dollar.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date as published by the Bank of Israel ($1.00 = NIS 3.456 as of December 31, 2019), and except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for the five years ended December 31, 2019.  The selected consolidated financial data as of December 31, 2019 and 2018 and for each of the three years ended December 31, 2018 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  Our selected consolidated financial data as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016 have been derived from audited consolidated financial statements not included in this annual report. The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Year ended December 31,	2019	2018	2017	2016	2015
	($ and share data in thousands, except per share data)
Revenues	34,794	33,939	32,754	37,065	41,350
Cost of revenues	(28,787)	(31,342)	(31,427)	(34,248)	(34,802)
Gross profit	6,007	2,597	1,327	2,817	6,548

R&D expenses	(16)	-	(41)	(117)	(90)
Selling, general and administrative expenses	(4,604)	(4,669)	(4,704)	(4,699)	(4,961)
Total operating expenses	(4,620)	(4,669)	(4,744)	(4,816)	(5,051)
Operating profit (loss)	1,387	(2,072)	(3,418)	(1,999)	1,497

Financial expenses, net	(440)	(475)	(298)	(309)	(259)
Other income (loss), net	923	3	15	(259)	6
Profit (loss) before income tax expense	1,870	(2,544)	(3,701)	(2,567)	1,244
Income tax (expense) benefit	(77)	(63)	(74)	(1,158)	(218)

Net profit (loss)	1,793	(2,607)	(3,775)	(3,725)	1,026
Net profit (loss) attributable to non-controlling interest	-	-	-	101	17
Net profit (loss) attributable to Eltek Ltd. shareholders	1,793	(2,607)	(3,775)	(3,624)	1,043
Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd.	0.48	(1.28)	(1.58)	(1.82)	0.51
Weighted average number of ordinary shares used to compute basic and diluted net profit (loss) per ordinary share	3,734	2,029	2,029	2,029	2,029

CONSOLIDATED BALANCE SHEETS DATA:

		As at December 31,
	2019	2018	2017	2016	2015
		($ and share data in thousands)
Working capital (deficit)	(1,248)	(5,314)	(4,565)	(93)	1,982
Total assets	22,829	18,160	22,145	20,145	25,419
Long-term liabilities	1,794	519	911	2,098	3,194
Total shareholders’ equity	6,269	882	3,459	6,634	10,335
Number of issued and outstanding shares	4,380	2,029	2,029	2,029	2,029

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

While we achieved a net profit of $1.8 million in the year ended December 31, 2019, we incurred net losses of $2.6 million, $3.8 million and $3.6 million in the three years ended December 31, 2018 and have not maintained consistent profitable operations in the past. We have incurred an accumulated deficit of approximately $19.7 million since inception and our working capital deficiency amounted to $1.2 million as of December 31, 2019. There can be no assurance that we will be able to operate profitably in the future.  To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We will require additional capital in the future, which may not be available to us.

As of December 31, 2019, we had $1.6 million in cash and cash equivalents and had a working capital deficit of $1.3 million. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future. On April 2019, we concluded a rights offering, in which we raised net proceeds of approximately $3.2 million.  Out of this amount, approximately $1.7 million was used to repay debt and the remainder is being used for working capital and other general corporate purposes, including possible investments in plant and equipment.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) approval of the current or additional lines of credit and long-term loans from banks.

As of December 31, 2019, we had revolving lines of credit aggregating NIS 14.2 million (approximately $4.1 million) with our banks and from a non-banking financial institution, of which $1.9 million was utilized as of such date, and $1.0 million of long-term loans (including current maturities) from banks and fixed assets suppliers. As of December 31, 2019, we were in compliance with our banks’ covenants. These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

In addition, as of December 31, 2019 we had shareholders’ loans in the amount of NIS 12 million ($3.5 million) not including accrued interest, from entities within the Nistec group controlled by the Chairman of our Board of Directors, Yitzhak Nissan. Out of this amount, NIS 2 million (approximately $580,000) will become due on May 1, 2020, subject to the existence of sufficient capital for the repayment of this amount, and the remaining loans aggregating NIS 10 million (approximately $2.9 million) will become due on or after October 1, 2020, subject to the company’s ability to raise additional funds. In April 2020, Nistec provided us with a letter of commitment that in event that our company will not be able to obtain sufficient capital for the repayment of the loans, these loans’ repayment will be extended and the loans will become due on or after May 1, 2021. Nistec has also agreed that in the event that the guarantees that it provided to a non-banking financial institution, or NBFI, will be exercised, the amount due by our company shall be paid by May 1, 2021. Nistec  also provided a guarantee on our behalf for an existing line of credit dedicated to a specific project of up to NIS 2.25 million (approximately $650,000) received from Bank Hapoalim and provided a guarantee for a NIS 6.0 million loan (approximately $ 1.7 million) from an NBFI. In March 2020, the NBFI informed us that due to the coronavirus outbreak, its insurance carrier put on hold any future activity until further notice and therefore this facility may not be available to us going forward.

The lack of sufficient working capital could negatively impact our ability to compete effectively in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing.

Non-compliance with financial covenants in our loan agreements.

We are subject to financial covenants in our loan agreements with the banks that provide us with our credit facilities and long-term loans. Our compliance with the financial covenants is measured annually based on our annual audited financial statements. As of December 31 of each of the three years ended December 31, 2018, we were not in compliance with these covenants; however, one bank granted us a waiver for such non-compliance until the publication of financial statements as of December 31, 2018. As of December 31, 2018, we were not in compliance with our bank covenants. As a result, long term bank loans in the amount of $34,000 were reclassified from long term to short term. On February 2019, the banks granted us a waiver from such non-compliance. We are compliant with our covenants to the banks with respect to our financial statements for December 31, 2019.These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are encumbered as security for our liabilities to our banks, whose consents are required for any future pledge of such assets. The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

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

The spread of novel strain of coronavirus, COVID-19, may adversely affect our business operations and financial condition.

In December 2019, an outbreak of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. This highly contagious disease has spread to over 180 countries in the world and throughout both Israel and the United States, creating a serious impact on our customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a world-wide economic downturn. It has caused a disruption of the normal operations of many businesses, including the temporary closure or scale-back of business operations and the imposition of either quarantine or remote work or meeting requirements for employees, either by government order or on a voluntary basis. The pandemic may adversely affect our customers’ ability to perform their missions and is in many cases disrupting their operations. It may also impact the ability of our subcontractors, partners, and suppliers to operate and fulfill their contractual obligations, and result in an increase in their costs and cause delays in performance. These supply chain effects, and the direct effect of the virus and the disruption on our operations, may negatively impact both our ability to meet customer demand and our revenue and profit margins. Both Israel and the United States have imposed quarantines and restrictions on travel and mass gatherings and curtailed and limited non-essential works in an attempt to slow the spread of the virus. Some of our employees are quarantined and in some cases, are working remotely and using various technologies to perform their functions. We may encounter delays or changes in customer demand, particularly if government funding priorities change. Additionally, the disruption and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital. While the ultimate impact of the spread of COVID-19 is highly uncertain and subject to change, if protective or preventative measures expand, we may experience a material adverse effect on our business operations, revenues and financial condition.

We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

The proper function of our manufacturing equipment is an important element in our effectively operating our business. We own and use several unique manufacturing machines, some of which are aging and sometimes malfunction, causing disruptions and occasionally even cessation of our manufacturing activities, which adversely affects our business. It is possible that substantial funds may be required to repair or replace our unique machinery, which may not be available to us. Further, the repair or replacement of certain machinery could be a long process. In some cases, machinery suppliers stop supporting and repairing such manufacturing equipment. Machinery failure could cause a cessation of our manufacturing activities for a significant period of time, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Key customers account for a significant portion of our revenues. The loss of a key customer would have an adverse impact on our business results.

In the years ended December 31, 2019, 2018 and 2017, a group of affiliated companies accounted for 19.5%, 12.0% and 14.6% of our total revenues, respectively and another group of affiliated companies accounted for 11.5%, 9.3% and 10.2%of our total revenue, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

Our results of operations may be adversely affected by currency fluctuations.

Our revenues and expenses are denominated in NIS, dollars and euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The NIS value of our dollar and euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS. The average exchange rate for the NIS against the dollar was approximately 0.8% lower in 2019 than in 2018, which had a negative impact on our operating results in 2019. In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected.

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

In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries, and new and/or increased tariffs have subjected, and may in the future subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. While the U.S. and China recently signed a “phase one” trade deal on January 15, 2020 to reduce planned increases to tariffs, concerns over the stability of bilateral trade relations remain. In addition, the UK’s exit from the European Union on January 31, 2020, known as Brexit, and the ongoing negotiations of the future trading relationship between the UK and the European Union during the transition period set to end December 31, 2020 have yet to provide clarity on what the outcome will be for the UK or Europe. Changes related to Brexit could subject us to heightened risks in that region, including disruptions to trade and free movement of goods, services and people to and from the UK, disruptions to the workforce of our business partners, increased foreign exchange volatility with respect to the British pound and additional legal, political and economic uncertainty. If these actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

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

The spread of novel strain of coronavirus, COVID-19, may adversely affect our business operations and financial condition.

In December 2019, an outbreak of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. This highly contagious disease has spread to most of the countries in the world and throughout both Israel and the United States, creating a serious impact on our customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a world-wide economic downturn. It has caused a disruption of the normal operations of many businesses, including the temporary closure or scale-back of business operations and the imposition of either quarantine or remote work or meeting requirements for employees, either by government order or on a voluntary basis. The pandemic may adversely affect our customers’ ability to perform their missions and is in many cases disrupting their operations. It may also impact the ability of our subcontractors, partners, and suppliers to operate and fulfill their contractual obligations, and result in an increase in their costs and cause delays in performance. These supply chain effects, and the direct effect of the virus and the disruption on our operations, may negatively impact both our ability to meet customer demand and our revenue and profit margins. Both Israel and the United States have imposed quarantines and restrictions on travel and mass gatherings and curtailed and limited non-essential works in an attempt to slow the spread of the virus. Some of our employees are quarantined and in some cases, are working remotely due either to safety concerns and using various technologies to perform their functions. We may encounter delays or changes in customer demand, particularly if government funding priorities change. Additionally, the disruption and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital. While the ultimate impact of the spread of COVID-19 is highly uncertain and subject to change, if protective or preventative measures expand, we may experience a material adverse effect on our business operations, revenues and financial condition.

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

In October 2015, we filed an application for an emissions permit with the Israeli Ministry of Environmental Protection, or the Ministry.  In January 2016, we received a notice of non-compliance from the Ministry stating that the application was incomplete and that we are in breach of the Clean Air Law, 5768-2008, or the Clean Air Law, and the Licensing of Businesses Law, 5728-1968, or the Licensing of Businesses Law. We submitted amended applications and conducted several discussions with the Ministry in 2016 and 2017 and received the emissions permit in July 2017.

In March 2019, representatives of the Ministry inspected our premises and issued a warning related to an alleged breach of the Clean Air Law and a warning related to the Hazardous Materials Law (1993). Management believes that our company is not in violation of these laws. Following a hearing at the Ministry in August 2019, we believe that this matter will ultimately be resolved but there can be no assurance that our view will be accepted by the Ministry.

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

In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), AT&S Austria Technologie & Systemtechnik AG (Austria), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy), Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market we mainly compete with TTM, Inc. (previously known as DDi Corp. and Viasystems), KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne and certain other American companies.  Many of these competitors have significantly greater financial and marketing resources than us.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in Southeast Asia (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose significant market share.

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

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the year ended December 31, 2017 our purchases from one supplier accounted for 22.6% of our total consolidated raw material costs. During the year ended December 31, 2018, our purchases from two (2) suppliers accounted for 24.7% and 19.4% of our total of consolidated raw material costs, respectively. During the year ended December 31, 2019, our purchases from two (2) suppliers accounted for 26.5% and 23.5% of our total of consolidated raw material costs, respectively. We may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

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

While prior government shutdowns did not have a significant impact on our business, a future government shutdown could result in the suspension of work on contracts in progress or in payment delays which would adversely affect our future revenue and cash flow.

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

Compliance with the conditions of a new business permit issued in 2018 or a new business permit, if required, may be costly. We may become subject to certain sanctions, including significant fines, criminal proceedings and in an unlikely event an order shutting down our factory.

Israeli law required us to obtain a business permit in order to continue operating our business. Obtaining such business permit is a long and expensive process. We received a new permit in 2018 for the period ending December 31, 2099. However, as a result of a new regulation, we expect to receive a notice that the term of the new permit will be for only 10 years. The permit contains certain conditions, including conditions imposed by the Israeli Ministry for Environmental Protection, and a building permit, which includes additional conditions, which we are required to comply with. According to applicable regulation, the authorities may impose new conditions to our existing permit. Compliance with the present and future conditions, if any, may be costly. If we are unable to comply with such requirements, certain sanctions may be imposed, including significant fines, criminal proceedings and in an unlikely event an order shutting down our factory.

We are currently in discussions with the municipality in which our plant is located to review the necessity of obtaining a new business permit as a result of the transfer of shares from Nistec Ltd. to Nistec Golan in December 2018. In the event we will be required to obtain a new business permit, we may be required to comply with new conditions imposed by the authorities, and our compliance with all the existing conditions in the permit may be reexamined. Obtaining a new business permit, if required, will expose us to the above risks and substantial costs.

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

In recent years, our suppliers have increased their prices for most of our principal raw materials. We have faced pressure to raise our prices for our products to compensate for supplier price increases in order to maintain our operating margins, which we may not be able to achieve due to the competitive market. Furthermore, our existing suppliers or new suppliers or sources of materials may pass the increase in sourcing costs due to the coronavirus outbreak to us through price increases, thereby impacting our margins. Material changes in the pricing practices of our suppliers could negatively impact our profitability. We have been taking steps to increase our prices since the third quarter of 2018, however, such price increases may result in reduced orders for our products. Additional price increases for our principal raw materials may materially affect our operating margins and future profitability.

Obstacles in our transition to a new enterprise resource planning system may adversely affect our business and results of operations and the effectiveness of our internal control over financial reporting.

We have engaged in a multi-year process of conforming the majority of our operations onto one global enterprise resource planning system, or ERP. The ERP is designed to improve the efficiency of our supply chain and financial transaction processes, accurately maintain our books and records, and provide information important to the operation of the business to our management team. In the third quarter of 2017 we decided, due to lack of human and financial resources and unfavorable cost-benefits, to withhold implementation of our ERP system. The ERP system was then fully amortized and is not fully supported. In addition, we were notified that the hardware that the ERP runs on and the operating system of the hardware are at high risk of not being supported in the near future. The implementation of the ERP may continue in the future, which will require significant investment of human and financial resources, and we may experience significant delays, increased costs and other difficulties as a result. Any significant disruption or deficiency in the design and implementation of the ERP could have a material adverse effect on our ability to fulfill and invoice customer orders, apply receipts, place purchase orders with suppliers, and make disbursements, and could negatively impact data processing and electronic communications among business locations, which may have a material adverse effect on our business, consolidated financial condition or results of operations. While we have invested significant resources in planning and project management, significant implementation issues may arise.

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

We have agreements with our directors and senior officers which may require us, subject to Israeli law and certain limitations in the agreements, to indemnify our directors and senior officers for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Israeli Companies Law, 5759-1999, or the Israeli Companies Law.  These liabilities may include  financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent.  Furthermore, we agreed to exculpate our directors and officers with respect to a breach of their duty of care towards our company. On October 17, 2017, our shareholders approved an updated indemnification agreement to be entered to with our directors and officers, and our shareholders approved an amendment thereto on December 5, 2019.

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

Mr. Yitzhak Nissan, our Chairman of the Board, beneficially owns 65.4 % of our outstanding ordinary shares. Accordingly, Mr. Nissan and Nistec Golan have the ability to exercise a significant influence over our business and affairs and generally have the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions.  Mr. Nissan and Nistec Golan may make decisions regarding Eltek and our business that are opposed to other shareholders’ interests or with which other shareholders may disagree. Nistec Golan’s and Mr. Nissan’s voting power could have the effect of deterring or preventing a change in control of our Company that might otherwise be beneficial to our other shareholders.

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

On October 2, 2018, we received notification from Nasdaq advising us that as of October 1, 2018, we did not maintain stockholders’ equity of $2.5 million, nor did we meet the alternatives of market value of listed securities or net income from continuing operations, and therefore were not in compliance with the stockholders’ equity listing rule. On December 7, 2018, we received a notice from Nasdaq advising that we were granted an extension of time to regain compliance with the shareholders’ equity requirement until March 31, 2019. With the proceeds of approximately $3.4 million from our rights offering in March 2019, we regained compliance with Listing Rule 5550(b)(1) and our shares continue to be listed on the NASDAQ Capital Market. Nasdaq has advised us that it will continue to monitor our ongoing compliance with the shareholders’ equity requirement and, if at the time of our next periodic report we do not evidence compliance, we may be subject to delisting. If we are ultimately delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” (“PFIC”).  Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations”) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2019 tax year. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read “Material U.S. Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

In addition, Israel faces political instability and a period of political deadlock that led up to 3 elections during the last 12 months. In such circumstances, there is a “transitional government” with limited capabilities and authority which may lead to economic instability.

To date, these matters have not had any material effect on our business and results of operations; however, the internal political situation, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

From time to time, we may be named as a defendant in actions involving the alleged violation of labor laws related to employment practices, wages and benefits.

From time to time we are involved in labor related legal proceedings arising from the operation of our business.  During the last year we recruited a new management team and reduced our overall headcount, which actions may expose our company to increased labor related legal proceedings.

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

During the three years ended December 31, 2019, we invested approximately $1.7 in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $2.0 million in capital expenditures in 2020, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities. We intend to finance these expenditures with suppliers’ credit, cash flow from operations and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.

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

Reduction in backlog. Due to the costs involved, our customers are increasingly reluctant to maintain inventory and refrain from placing orders significantly in advance. As a result, we have experienced a reduction in order backlog and uncertainty in respect of future orders.

Introduction of new disruptive technologies. Semi-additive and fully-additive technologies are arising and are expected to affect conventional industries in the future.

Manufacturing and Engineering Processes

Continued significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry.  During the three years ended December 31, 2019, we invested approximately $1.7 million in machinery and equipment for that purpose.

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

During 2018 we incurred water damage to a major piece of equipment in our production facility. We replaced the damaged machine with a new Nuvogo™ LDI machine shortly thereafter, utilizing $500,000 received from our insurance company as an advance payment. The advance payment was recorded as a deduction in the cost of acquiring the new machine and to offset some of the loss incurred as a result of the damage. In May 2019, we received an additional payment of approximately $1.0 million associated with the damage incurred and the resulting losses arising from this event.

In addition, during 2018 we incurred water damage to two electrical testing systems in our production facility. We are negotiating a final resolution with the insurance company. So far we were not able to reach an agreement for the damage and the payment from the insurance company on our claims, and we cannot be sure that such negotiations or legal proceedings in this matter will be successfully completed.

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

Enterprise Resources Planning (ERP) Software. During 2017 we withheld the implementation process of the enterprise resource planning system ("ERP") which we previously had been engaged in. In 2014 we acquired a new ERP system dedicated to the PCB industry from Proms.  In the third quarter of 2017 we decided, due to lack of human and financial resources and unfavorable cost-benefit, to withhold implementation of ERP system. The ERP system was then fully amortized.

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2019, 2018 and 2017, the primary industries for which we produced PCBs were defense and aerospace equipment (55.2%, 43.1% and 48.0% of production, respectively), medical equipment (9.5%, 9.5% and 14.3% of production, respectively), industrial equipment (2.1%, 6.0% and 4.2% of production, respectively), distributors, contract electronic manufacturers and others (33.2%, 41.4% and 33.6% of production, respectively).

Customers.  During the year ended December 31, 2019, we provided PCBs to approximately 110 customers in Israel and approximately 89 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, the Netherlands, India, Italy, Romania, Uruguay, China, and South Africa.  Sales to non-Israeli customers were $15.1 million (43.5% of revenues) for the year ended December 31, 2019, $15.0 million (44.2% of revenues) for the year ended December 31, 2018 and $13 million (39.8% of revenues) for the year ended December 31, 2017. In the years ended December 31, 2019, 2018 and 2017, a group of affiliated companies accounted for 19.5%, 12.0% and 14.6%, of our total revenues, respectively, and another group of affiliated companies accounted for 11.5%, 9.3% and 10.2% of our total revenue, respectively.

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

During recent years, price negotiations with our suppliers resulted in lower price increases than requested by our suppliers; however, we may not continue to be successful in such negotiations in the future.  We have also faced pressure to raise our prices for our products to compensate for these price increases and although we have managed to date to maintain our sales prices with moderate price increases, we may not be able to so in the future. During recent years the price for raw materials increased due to the Copper demand in the world and the price rise for resin and glass.

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

Backlog

We estimate that our backlog of unfilled orders as of December 31, 2019, was approximately $9.1 million compared to a backlog of approximately $7 million at December 31, 2018.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months. The backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

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

In October 2015, we filed an application for an emissions permit with the Ministry.  In January 2016, we received notice of non-compliance from the Ministry, stating that the application was incomplete and that we were in breach of the Clean Air Law and the Licensing of Businesses Law. Following communications with the Ministry, we submitted an amended application and received our emissions permit in July 2017.

In March 2019, representatives of the Ministry inspected our premises and issued a warning related to an alleged breach of the Clean Air Law and a warning related to the Hazardous Materials Law (1993). Management believes that our company is not in violation of these laws. Following a hearing at the Ministry in August 2019, we believe that this matter will ultimately be resolved but there can be no assurance that our view will be accepted by the Ministry.

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

Intellectual Property Rights

Our success depends in part on our proprietary techniques and manufacturing expertise, particularly in the area of manufacturing complex multi-layer and flex-rigid PCBs.  Like many companies in the PCB industry, we do not hold any patents and rely principally on trade secret protection of our intellectual property.  We believe that, because of the rapid pace of technological change in the electronics industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services that we provide.

C.          Organizational Structure

In June 2002, we acquired a 76% interest in Kubatronik, a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  The founder held the remaining 21% interest in Kubatronik (after we acquired an additional 3% of shares of Kubatronik from him in May 2012).  The founder had the right to require us to purchase, and we had the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik.  In May 2012, the founder exercised his option with respect to 3% of the shares for approximately Euro 69,000 and reduced his ownership percentage from 24% to 21%.  The price for the remaining holdings in Kubatronik under the put option was Euro 483,000, while the price for such holdings under the call option was Euro 513,000. Subsequently, Kubatronik incurred losses which were financed by us. Although we took measures to improve Kubatronik’s results, we were not successful in our efforts. Therefore, on December 19, 2016, we sold all of the Kubatronik shares held by us to the founder.  As part of the transaction, we paid him Euro 483,000 on account of his option and provided Kubatronik with an Euro 110,000 advance, to support its cash flow.  This advance, together with Kubatronik’s debt to us in the amount of Euro 1,031,000, was forgiven as part of the transaction.  In consideration for the sale, we are entitled to certain contingent consideration. Kubatronik will continue to manage Eltek Europe GmbH.

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

In March 2019, we distributed at no charge to the holders of our ordinary shares subscription rights to purchase up to an aggregate of 3,380,920 shares, such that each shareholder received five (5) subscription rights for every three (3) ordinary shares owned on the record date, at a price of $1.464 per share. Nistec acquired 1,707,364 additional ordinary shares and Mr. Nissan directly acquired 206,712 additional ordinary shares, increasing his beneficial ownership from 56.6% to 69.9%. On May 31, 2019 Mr. Nissan sold 200,000 shares, decreasing his beneficial ownership to 65.4%.

D.          Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel.  In 2017, we exercised our option to extend the lease for an additional five years period, which will expire in February 2022. In the year ended December 31, 2019, we incurred $922,000 of leasing expenses for these premises.

Our U.S. subsidiary, Eltek USA Inc., leases approximately 1,682 square feet of office space in New Hampshire under a lease that expires in February 2020.  During February 2019 we entered into amendment to the lease contract in which we reduced the lease space to 938 square feet of office space commencing March 1,2019  through February 2024.  In the year ended December 31, 2019, we paid an aggregate of $15,000 in lease payments for these premises.

Leased Equipment

We leased manufacturing equipment until September 2019.  We have no further obligations under lease of manufacturing equipment agreements. Our lease expense in 2019 under this agreement was $69,000.

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

In March 2019, we distributed, at no charge, to the holders of our ordinary shares, subscription rights to purchase up to an aggregate of 3,380,920 shares, such that each shareholder received five (5) subscription rights for every three (3) ordinary shares owned on the record date, at a price of $1.464 per share. Nistec acquired 1,707,364 additional ordinary shares and Mr. Nissan directly acquired 206,712 additional ordinary shares, increasing his beneficial ownership interest from 56.6% to 69.9%. On May 31, 2019 Mr. Nissan sold 200,000 shares, decreasing his beneficial ownership to 65.4%.

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

Recent Developments

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now spread globally. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and may impact our company in ways that cannot necessarily be foreseen.

The current severity of the pandemic and the uncertainty regarding the length of its effects could have negative consequences for our company.  To date, the effects of the pandemic have not materially affected our company’s operations, which have been deemed an “essential enterprise” by the Israeli government and we are making efforts to operate as normal.

Some of our employees are quarantined and in some cases, are working remotely due to safety concerns, but most of the work is still preformed from our production facility. Our ability to collect money, pay bills, handle customer and consumer communications, schedule production and order raw materials necessary for our production has not been materially impacted. To date, we have not experienced a significant change in our sales or in the timeliness of payments of our invoices and our cash position remains stable with approximately $2.2 million of cash and cash equivalents as of March 31, 2020.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2019	2018	2017
Revenues	100%	100%	100%
Cost of revenues	(82.7)	(92.3)	(95.9)
Gross profit	17.3	7.7	4.1
R&D expenses	*	-	(0.1)
Selling, general and administrative expenses	(13.3)	(13.8)	(14.4)
Operating profit (loss)	4.0	(6.1)	(10.4)
Financial expenses, net	(1.3)	(1.4)	(0.1)
Other income (loss), net	2.7	*	*
Profit (loss) before income tax expense	5.4	(7.5)	(11.3)
Income tax (expense)	(0.2)	(0.2)	(0.2)
Net profit (loss)	5.2	(7.7)	(11.5)
___________________
* Less than 0.1%

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues.  Revenues increased by 2.7% to $34.8 million in the year ended December 31, 2019, from $33.9 million in the year ended December 31, 2018.  The increase in revenues is primarily attributable to increased prices of our products.

Cost of Revenues.  Cost of revenues decreased by 8.0% to $28.8 million for the year ended December 31, 2019, from $31.3 million for the year ended December 31, 2018.  The decrease in cost of revenues is primarily attributable to cost savings measures we made during the year.  Cost of revenues as a percentage of revenues decreased to 82.8% for the year ended December 31, 2019, from 92.3% for the year ended December 31, 2018.  The decrease in cost of revenues as a percentage of revenues is primarily attributable to our efforts to reduce fixed and variable costs.

Gross Profit.  Gross profit increased by 131% to $6.0 million for the year ended December 31, 2018, from $2.6 million for the year ended December 31, 2018.  Gross profit as a percentage of revenues increased to 17.2% for the year ended December 31, 2019, from 7.7% for the year ended December 31, 2018.  The increase in gross profit is primarily due to the reduction of fixed and variable costs and a slight increase in revenues.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $4.6 million in the year ended December 31, 2019 as compared to $4.7 million in the year ended December 31, 2018. Selling, general and administrative expenses primarily consist of labor-related costs, marketing and sales activities and other consulting and administrative expenses.

R&D Expenses. In 2019,  we recorded R&D expenses of $16,000  in connection with our participation in a consortium within the framework of the MAGNET program of the Israeli National Authority for Technological Innovation (previously known as the Office of the Chief Scientist in the Israeli Ministry of Economy and Industry of the State of Israel) (the “NATI”). We did not incur R&D expenses in 2018.

Operating Profit (Loss).  We recorded an operating profit of $1.4 million in the year ended December 31, 2019 compared to an operating loss of $2.1 million in the year ended December 31, 2018. The improvement in our operating profit is primarily attributable to our cost savings efforts.

Financial Expenses, Net.  Financial expenses, net decreased to $440,000 in the year ended December 31, 2019, from $475,000 in the year ended December 31, 2018.  The decrease in financial expenses in 2019 compared to 2018 is primarily attributable to the decrease in our financial liabilities and the impact of such decrease on interest expenses, offset by an increase of expenses attributable to the NIS exchange rate on outstanding dollar and Euro denominated balances of our receivables from customers and debts to our suppliers.

Other Income, Net.  We had other income, net of $923,000 in the year ended December 31, 2019, mainly attributable to receipt of payment on an insurance claim made in 2018 for damage to one of our manufacturing machines and the resulting losses that occurred as a result of this event. We had other income, net of $3,000 in the year ended December 31, 2018.

Income Tax Expense.  During the year ended December 31, 2019 we recorded a tax expense of $77,000 compared to a tax expense of $63,000 in 2018. Tax expenses in 2019 and 2018 were mainly attributable to the increase in deferred tax liability and tax related to our subsidiary in the United States.

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

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  For example, the NIS value of our dollar or Euro denominated revenues are negatively impacted in case of a devaluation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was approximately 0.8% lower in 2019 than 2018 and the average exchange rate of the NIS against the Euro was 6.0% lower in 2019 than 2018, and in total, these changes had a negative impact on our operating results in 2019.  The average exchange rate for the NIS against the dollar was 0.1% lower in 2018 than 2017 and the average exchange rate of the NIS against the Euro was 4.5% higher in 2018 than 2017, and in total, these changes had a minor positive impact on our operating results in 2018.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the dollar and Euro, between December 31 each year and December 31 of the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index, or the CPI.

		Year Ended December 31,
	2019	2018	2017	2016	2015
Dollar	(7.8)%	8.1%	(9.8)%	(1.5)%	0.3%
Euro	(9.6)%	3.3%	2.7%	(4.8)%	(10.1)%
Israeli CPI	0.6%	0.8%	0.4%	(0.2)%	(1.0)%

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

As of December 31, 2019, we had approximately $24.1 million in tax operating loss carryforwards and $9.0 million in capital loss carry forwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2008 tax years are considered final due to the statute of limitations.  Our European subsidiary, Eltek Europe, has received final tax assessments through the 2010 tax year.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation.

During 2019, we recorded tax expenses of $77,000. In 2018, we recorded tax expenses of $63,000, mainly in respect of our subsidiary in the United States. In 2016, we wrote-off the entire amount of our deferred tax assets based on uncertainty about our ability to realize it in the foreseeable future. Such uncertainty resulted from a reduced demand for our products, a change in the PCB buying patterns of our domestic military customers, which shifted some PCB acquisitions overseas, increased competition coupled with reduced prices in the local market, on-going manufacturing challenges, and possible devaluation of the U.S. dollar against the NIS, all of which may adversely affect our future profitability.

Recently Issued Accounting Standards

In February 2016, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. We adopted the standard as of January 1, 2019, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. As a result of the adoption of Topic 842 on January 1, 2019, we recorded operating lease right of use (“ROU”) assets of $3.26 million and operating lease liabilities of $3.25 million. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Company’s beginning retained earnings, or its prior year consolidated statements of income and statements of cash flows.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. We do not expect this standard to have a material effect on its consolidated financial statements.

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

As of December 31, 2019, we had $1.6 million in cash and cash equivalents and a working capital deficit of $1.2 million compared to $992,000 in cash and cash equivalents and a working capital deficit of $5.3 million at December 31, 2018.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

Year ended December 31,	2019	2018	2017
	($ in thousands)
Net cash provided by (used in) operating activities	2,578	(813)	(3,444)
Net cash used in investing activities	(806)	(619)	(275)
Net cash provided by financing activities	(1,132)	1,527	3,244
Effect of translation adjustments	(4)	10	128
Net increase (decrease) in cash and cash equivalents	636	105	(347)
Cash and cash equivalents at beginning of year	992	887	1,234
Cash and cash equivalents at end of year	1,628	992	887

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

Net cash provided by operating activities was $2.6 million in the year ended December 31, 2019. This amount was primarily attributable to our net profit of $1.8 million, depreciation of fixed assets of $1.5 million and a decrease in other accounts receivables and prepaid expenses of $598,000. This amount was partially offset by an increase in trade receivables of $1.3 million and a decrease in other liabilities and accrued expenses of $529,000.

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

Net cash used in investing activities was $806,000 in the year ended December 31, 2019, compared to $619,000 in the year ended December 31, 2018 and compared to $275,000 in the year ended December 31, 2017.  Net cash used in investing activities in the years ended December 31, 2019, 2018 and 2017 was primarily for the purchase of fixed assets for our production lines, and leasehold improvements.

Net cash used in financing activities was $1.1 million in the year ended December 31, 2019, which was primarily attributable to a decrease of $4.2 million in short-term credits, the repayment of a long term loan of $891,000 and the repayment of fixed asset payables of $477,000. These amounts were partially offset by proceeds of $3.3 million from a rights offering of our ordinary shares, an increase in short- term shareholders’ loans of $561,000 and proceeds from long term loans of $558,000.

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

As of December 31, 2019, our cash position (cash and cash equivalents) totaled $1.6 million compared to $1.0 million in cash and cash equivalents as of December 31, 2018. As of December 31, 2019 we had a working capital (excluding short term credit from a related party) of $2.2  million as compared to and a working capital deficit (excluding short term credit from a related party) of $2.6 million as of December 31, 2018.

As of December 31, 2019, we had revolving lines of credit of approximately $1.2 million with Bank Hapoalim B.M, $520,000 with Bank Leumi B.M, and $1.7 million with NBFI, and long-term loans of $18,000 from Bank Hapoalim B.M, and $550,000 from Bank Leumi B.M. As of December 31, 2019, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $477,000.  Of such amount, $382,000 is linked to the dollar and $95,000 is not linked.

Our credit lines and short-term loans bear annual interest at Prime + 0.85% - 2.4%.

Our long-term bank loans and loan from fixed asset suppliers bear annual interest as follows:

•	linked to the dollar - from 3.5% to 5.0%.

•	NIS not linked 2.6% to 5.5%.

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

Bank Hapoalim and Bank Leumi require us to maintain a specific set of covenants each fiscal year.  We are required to meet all of the following financial covenants: (i) maintaining adjusted shareholders’ equity equal to the greater of $4.5 million or 17% of our consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders’ equity excludes certain intangible and other assets.  Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses.  The adjusted covenants include: (i) adjusted shareholders' equity (excluding certain intangible and other assets) of at least $ 2.5 million; and (ii) positive EBITDA (greater than zero). As of December 31, 2019, we were in compliance with the covenants.  As of December 31, 2018, we were not in compliance with the covenants; however, one bank granted us a waiver from such non-compliance.

These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

In June 2017, we received a loan of NIS 5.0 million (approximately $1.4 million) from Nistec, our controlling shareholder. In March 2018, we received additional loans from Nistec, of NIS 4.0 million (approximately $1.2 million) and in July 2018, we received a third loan from Nistec of NIS 1.0 million (approximately $290,000) (together, the “Loans”). In December 2018, the Loans and Nistec’s shares were transferred within the Nistec group to an affiliated company, Nistec Golan Ltd.  We and Nistec Golan renegotiated the term and interest provisions of the Loans aggregating NIS 10 million (approximately $ 2.9 million). On December 5, 2019, our shareholders approved the execution of the renegotiated interest agreement with Nistec Golan (the “Interest Agreement”).  Under the terms of the Interest Agreement, the Loans bear interest, as follows:

•	A loan amount of NIS 5 million bears interest at a rate of Prime + 1%, as of September 26, 2019 and until January 7, 2020.

•	A second loan amount of NIS 5 million bears interest at an annual interest of Prime + 1.75%, as of January 1, 2019, and until repaid in full.

•
The interest is paid on the 10th day of each quarter, for the interest accumulated in the three (3) months prior to such payment date (except with respect to the first interest payment). The first interest payment was paid during the first quarter of 2020.

•
Any amount not paid by the company when due bears an annual interest of Prime + 3%, unless the company has not paid the applicable interest amount due to its requirement to avoid any going concern qualifications, in which event the applicable interest (i.e., Prime+ 1.75%) continues to apply.

In addition to the above loans in January 2019, Nistec Golan provided a NIS 2.0 million (approximately $580,000) guarantee of our existing line of credit to a bank, which was payable on April 30, 2019. In February 2019, our audit committee approved the exercise of the option that Nistec would repay the debt owed to the bank and would be converted into a loan to us which is due on May 1, 2020, subject to our having sufficient financial resources for the repayment of this amount. This loan bears interest of Prime + 1.35% until its repayment.

As of April 24, 2020 the aggregate principal amount of the loans payable to Nistec was NIS 12 million (approximately $3.5 million), of which NIS 2 million (approximately $580,000) will become due on May 1, 2020 subject to our having sufficient financial resources for the repayment of this amount and the remaining loans aggregating NIS 10 million (approximately $2.9 million) will become due on or after October 1, 2020, subject to the company’s ability to raise additional funds and increase its financial resources.

In April 2020, Nistec provided us with a letter of commitment that provided for the repayment of loans aggregating NIS 10 million (approximately $ 2.8 million) will become due on or after May 1, 2021. Nistec also agreed that in the event that we will repay Nistec the amount of NIS 2 million (approximately $ 580) on May 2020, Nistec will provide us with financing of up to this amount until May 1, 2021, as requested by us, through a loan extended directly by Nistec to us. Nistec has also agreed that in the event that the guarantees that it provided to a bank and a NBFI will be exercised, the amount due to Nistec pursuant to the guarantee will be extended to May 1, 2021.

The lack of sufficient working capital could negatively impact our ability to compete effectively in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing.

Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; (vii) the repayment of existing lines of credit and loans; and (viii) approval of the current or additional lines of credit and long-term loans from banks.

In addition, Nistec guaranteed an existing line of credit dedicated to a specific project of up to NIS 2.25 million (approximately $650,000) received from Bank Hapoalim. During April 2020 Bank Hapoalim approved the increase of this line of credit to NIS 4.5 million (approximately $1.3 million) and to make this facility available for use for any purpose and not limited to a specific project.

In November 2017, we obtained a loan of NIS 3 million (approximately $840,000) from Mizrahi-Tefahot Bank, guaranteed by Nistec Ltd. This loan was repaid on April 2019.

Nistec Ltd. also provided a guarantee for a NIS 6.0 million loan (approximately $ 1.7) from a non-banking financial institution.

In March 2019, we issued subscription rights to the holders of our ordinary shares to purchase up to an aggregate of 3,380,920 shares, such that each shareholder received five (5) subscription rights for every three (3) ordinary shares owned on the record date, at a price of $1.464 per ordinary share. We raised $3.4 million in gross proceeds from this offering.  The proceeds of this rights offering were used to reduce our outstanding debt under our lines of credit by NIS 6.0 million (approximately $1.7 million), as well as for working capital and other general corporate purposes, including investment in equipment. Capital expenditures on a cash basis for the years ended December 31, 2019 and 2018 were approximately $806,000 and $619,000, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2019 amounted to $350,000.  Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements.  We intend to finance our 2020 capital expenditures mainly with funds raising, bank loans, suppliers’ credit and operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us.  Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

We expect to finance our 2020 budget from our operational cash flow, revolving bank credit lines and long-term bank loans, supplier financing and fund raising. Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2020, our liquidity could be negatively affected by the outbreak of the Coronavirus which could have an adverse effect on the global markets and on our operations, continued operational difficulties in our manufacturing and a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D. “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2020. Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.           Research and Development, Patents and Licenses

We generally do not engage in research and development.  In 2014, we were granted membership in Printel, a consortium within the framework of the MAGNET program of the Israeli National Authority for Technological Innovation (previously known as the Office of the Chief Scientist in the Israeli Ministry of Economy and Industry of the State of Israel) (the “NATI”). Printel was created specifically to develop printed electronic technologies that are an alternative innovative technology for the electronics industry.  In addition, in 2020 we entered to additional participation in a consortium within the framework of the MAGNET program of the NATI. Under the terms of the consortium, each member of the consortium received an advance for its research and development costs for a specific research and development project assigned to it by the consortium.  The NATI reimburses 66% of the approved research and development expenses, less certain consortium expenses.  These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the NATI. We are not required to pay the NATI royalties with respect to this grant.

D.           Trend Information

In recent years, we faced a reduced demand for our products, and experienced operational difficulties in 2017 and 2018.  Our backlog at December 31, 2019 was approximately $9.1 million compared to a backlog of approximately $7.0 million at December 31, 2018.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  The increase in our backlog was primarily due to the increase of prices of our products.  For a variety of reasons, including the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, backlog as of any particular date may not be a reliable measure of sales for any succeeding period.  Cancellation charges generally vary depending upon the time of cancellation and, therefore, a substantial portion of our backlog may be subject to cancellation without penalty.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2019.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
Short-term bank credit (1)	2,120	2,120	-	-	-
Long-term debt obligations (1)	863	477	290	96	-
Operating lease	2,060	953	1,079	28	-
Other contractual obligations	1,233	616	480	137	-
Purchase obligations	264	264	-	-	-
Other short-term liabilities reflected on the company’s balance sheet)	3,118	3,118	-	-	-
Other long-term liabilities reflected on the company’s balance sheet	313	-	-	-	313
Estimate of interest payments on long-term debt obligations (2)	33	15	11	6	1
Total	10,004	7,563	1,860	267	314
_________________________
(1)	For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

(2)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2019 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 8 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	70	Chairman of the Board of Directors
Mordechai Marmorstein (1)(2)	73	Director
David Rubner(4)	80	Director
Erez Meltzer(4)	62	Director
Gad Dovev(1)(2)(3)(4)	73	External Director
Ilana Lurie (1)(2)(3)(4)	47	External Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee
(4) Member of the Special Independent Committee for M&A purposes

Mr. Gavriel David Meron resigned as a director, effective August 14, 2019. At our 2019 annual general meeting of shareholders held on December 5, 2019, our shareholders re-elected Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to serve as a directors until our 2020 annual general meeting of shareholders. Mr. Gad Dovev was elected to serve as an external director for a second three-year term, at our 2017 meeting of shareholders held on October 17, 2017. Ms. Ilana Lurie was elected to serve as an external director for a second three-year term, at our 2018 meeting of shareholders held on September 6, 2018.

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

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Eli Yaffe	65	Chief Executive Officer
Alon Mualem	52	Chief Financial Officer
Yitzhak Zemach	44	Director of Operations
Assaf Bachar	52	Procurement and Chief Information Officer
Sagi Balter	39	VP Process Engineering
Shmuel Meidan	59	VP Quality Assurance
Axel Herrmann	61	General Manager, Eltek Europe GmbH

Eli Yaffe joined us in July 2018as our Chief Executive Officer. Prior to joining our company, Mr. Yaffe was the CEO of Carmel Forge Ltd. (Aerospace) from August 1996 to May 2012. Prior thereto Mr. Yaffe served as the CEO of Urdan Industries Ltd. (Defense). Previously, Mr. Yaffe served as VP of Business Development & Strategic Planning, responsible for strategy, M&A, and business development at Ormat Industries Ltd., including a number of years in the U.S. Mr. Yaffe holds a B.Sc. degree (with distinction) from the Technion- Israel Institute of Technology, M.Sc. degree in Mechanical Engineering from Tel Aviv University and an MBA degree (with distinction) in Finance & Marketing from Bar Ilan University.

Alon Mualem joined us in January 2019 as our Chief Financial Officer. Mr. Mualem served as the CFO of Mer Telemanagement Solutions Ltd., a company traded on NASDAQ, from 2007 to 2018. Prior thereto, between 2005 and 2007, Mr. Mualem served as the CFO of Xfone, Inc. (AMEX and TASE: XFN), an international communications services company and its subsidiary, Xfone 018 Ltd. Previously, Mr. Mualem served as a controller and CFO of hi-tech companies, and as an audit manager at Somekh-Chaikin – KPMG. Mr. Mualem holds a B.A. degree in Accounting and Economics from Tel Aviv University, and is a licensed CPA (Israel).

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

Assaf Bachar joined us in October 2018 as Information Technology Officer and Procurement Officer. Prior to joining us, Mr. Bachar worked at Comtal Group as a CIO from 2010 to October 2018 and at the Trans Innovation group as a CIO from 2001 to 2010. From 1993 to 2001 Mr. Bachar worked for our company in various positions. Mr. Bachar holds a B.A. degree in Economics from Bar Ilan University and an Executive MBA degree in Finance & Marketing from Bradford University.

Sagi Balter joined us in December 2015 as our electroplating process engineer and became our VP Process Engineering in September 2019. Previously, Mr. Balter served as the senior researcher in the surface physics laboratory of the Weizmann Institute from 2013 to 2015, and prior thereto he served as a R&D engineer at American Aviation Ltd from 2009 to 2014. Mr. Balter holds a Ph.D degree in Chemistry from the Bar-Ilan University.

Shmuel Meidan joined us in March 2020 as our VP Quality Assurance.  Previously, Mr. Meidan served as the Chief Quality Manager of EPS Technology Ltd., a provider of computers and electronic systems to the defense and industrial markets, from 2013 to March 2020, and prior thereto he served as a Quality Manager at Elbit Systems ELOP Ltd. (NASDAQ:ESLT), a developer and supplier of airborne, land and naval systems for defense, from 2001 to 2013. Mr. Meidan holds a B.Sc.T.E degree in Mechanical Engineering from Tel Aviv University and a B.Sc.T.E degree in Mechanical Technology Education for High Schools from Tel-Aviv University.

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

B.           Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2019.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (then consisting of 14 persons)	$1.5 million (1)	$347,000(2)

(1)	During the year ended December 31, 2019, we paid each of our directors an annual fee of approximately $8,100 and an attendance fee of $260 per meeting. These fees are included in the above amount.

(2)	The benefits amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

As of December 31, 2019, options to purchase 98,019 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $4.20 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2019. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2019.

Name of Officer	Position of Officer	Holdings	Compensation for services (USD)(1)
			Base salary	Benefits and Perquisites (2)	Equity- Based (3)	Total compensation
Yitzhak Nissan (4)	Chairman of the Board	65.4%	302,988	-	-	302,988
Eli Yaffe	Chief Executive Officer	-	237,645	241,905	98,492	578,042
Alon Mualem	Chief Financial Officer	-	139,937	93,091	11,445	244,473
Yitzhak Zemach	VP Operations	-	110,738	73,466	4,381	188,585
Shmuel Wider	Former VP Sales and Marketing	-	110,898	47,956	-	158,854

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.5645 per $1.00 (the average exchange rate in 2019).
(2)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable, bonuses, car related expenses, managers’ insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits. Bonuses represent accrued but not yet paid bonus payments for 2019, based on several criteria, including revenues, profit, employees’ safety, yield and on time deliveries.

(3)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2019 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

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

On December 5, 2019, our shareholders approved an amended compensation policy for our company.  The compensation policy must be approved every three years by our compensation committee, board of directors and shareholders, voting with a special majority (in that order).  The compensation policy is based on and references certain matters and provisions set forth in the Israeli Companies Law, which include: (i) promoting our company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for our company’s office holders, considering, among other things, our company’s risk management policy; (iii) our company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of our company’s profits, with a long-term view and in accordance with his or her position.

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

Special Independent Committee for the Rights Offering

In December 2018, our Board of Directors established a committee, which received the Board’s mandate to examine, review and recommend to the Board the terms including the price per share to be offered to the company’s shareholders in a rights offering in March 2019. The committee, which was composed of Mr. Dovev, Ms. Lurie, and Mr. Meltzer, was dissolved after the completion of the rights offering.

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

According to our compensation policy, the total amount of indemnification that our company undertakes towards all persons whom it has resolved to indemnify, jointly and in the aggregate, shall not exceed an amount equal (i) 25% of the net equity of our company according to the audited or reviewed financial statement known at the time the request for indemnification was submitted; or (ii) US$3,000,000, whichever is greater.

On December 5, 2019, our shareholders approved an updated indemnification agreement to be entered into with our directors and officers.

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

D.           Employees

As of December 31, 2019, we employed 283 full-time employees in Israel, of which 217 were employed in manufacturing services, 24 in process and product engineering, 15 in quality assurance and control, 12 in sales and marketing and 15 in finance, accounting, information service and administration.

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

In addition, Eltek USA, a wholly-owned Delaware subsidiary, employed 3 full-time employees as of December 31, 2019, as compared to 4 full-time employees as of December 31, 2018 and December 31, 2017.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 24, 2020 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (2)
Yitzhak Nissan (1)	2,862,523	65.4%

All executive officers and directors as a group (14 persons) (3)	2,899,413	65.6%
__________

(1) Except for Mr. Nissan, none of our directors or executive officers holds any of our ordinary shares. Mr. Nissan is the beneficial owner of 2,731,783 shares held by Nistec Golan, a company controlled by him and holds 130,740 shares as an individual. The principal business address of Nistec Golan is 43 Hasivim Street, Petach Tikva, Israel.

(2) The percentages shown are based on 4,380,268 ordinary shares issued and outstanding as of April 24, 2020.

(3) The number of ordinary shares beneficially owned includes 36,889 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

2018 Share Incentive Plan

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

During 2019, 62,662 options were granted (including an adjustment to options previously granted, to reflect the dilutive effect of the rights offering) under the plan and no options were exercised.  As of December 31, 2019, options to purchase 123,519 ordinary shares were outstanding under the plan, exercisable at an average exercise price of $4.65 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of April 24, 2020 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Golan Ltd. (3)	2,731,783	62.4%
Yitzhak Nissan (3)	130,740	3.0%
XDOOD LLC (4)	228,230	5.21%
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

(2)	The percentages shown are based on 4,380,268 ordinary shares issued and outstanding as of April 24, 2020.
(3)
Nistec Ltd. transferred it shares to Nistec Golan in December 2018. Nistec Golan is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec.

(4)
Based on a Schedule 13D filed on December 6, 2019. The filer reported that XDOOD LLC is a Single Member LLC with Michael McGauley as its Single Member. According to the filing, Michael McGauley controls 100% of XDOOD LLC and its assets. The principal business address of the shareholder is 1400 Hancock Street Fl 9, Quincy MA.

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

In March 2019, we distributed, at no charge to the holders of our ordinary shares, subscription rights to purchase up to an aggregate of 3,380,920 shares. Nistec acquired 1,707,364 additional ordinary shares of our company and Mr. Nissan acquired 206,712 additional ordinary shares of our company in the March 2019 rights offering. Nistec and Mr. Yitzhak Nissan have the shared power to vote, dispose of, direct the vote of, and direct the disposition of the 2,862,523 ordinary shares of our company, of which 2,731,783 shares are held by Nistec and 130,740 are owned directly by Mr. Nissan.

Mr. Michael McGauley reported a 5.21% ownership in the company effective as of November 25, 2019 in a Schedule 13D filing filed on December 6, 2019.

Major Shareholders Voting Rights

Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

Based on the information provided to us by our transfer agent, as of April 24, 2020, there were 8 holders of record of our ordinary shares, of which 6 record holders holding approximately 37.6% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 37.5% of our outstanding ordinary shares as of such date).

B.           Related Party Transactions

In connection with our investment agreement signed in August 2013 with Nistec for Nistec’s acquisition of a controlling stake in our company, we entered into several transactions with Nistec and undertook several undertakings in favor of Mr. Yitzhak Nissan, who is the owner of Nistec, and other directors who were elected pursuant to Nistec’s acquisition of a controlling interest in our company. These transactions and undertakings included, among others:

i.	A registration rights agreement with Nistec;

ii.	A management agreement with Nistec;

iii.	A finder’s fee paid to Merhav M.N.F. Ltd.; and

iv.	Approvals of compensation, indemnification, exculpation, waiver and release, run-off insurance, and directors’ and officers’ insurance policies, related to directors and officers of our company.

v.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.

In November 2013, we entered into a Management Agreement with Nistec Ltd., then its Controlling shareholder. In December 2016, the Company’s shareholders approved the extension and amendment of the Management Agreement. In December 2018, Mr. Nissan, the beneficial owner of Nistec Ltd., transferred the shares of the Company held by Nistec Ltd. to Nistec Golan Ltd., a company beneficially held by him. In accordance with the provisions of the Companies Law, an agreement with a company’s Controlling shareholder (whether directly to indirectly), may not exceed three (3) years and its renewal for any additional period of up to three (3) years, must be approved by the company’s shareholders. On December 5, 2019 our shareholders approved the renewal and amendment of the Management Agreement for an additional three (3) years, effective as of January 1, 2019.

Under the terms of the existing Management Agreement, Mr. Nissan serves as the Chairman of the Company’s Board of Directors. As Chairman of the Board of Directors, Mr. Nissan shall provide the Company with the services listed in the Management Agreement, as follows: (a) coordination of the activities of the Company’s Board of Directors with respect to the development of the long term strategy for Eltek; (b) guidance to the Company’s Board of Directors with respect to the implementation by management of its strategy, work plans and budget, as shall be determined from time to time by the Company’s Board of Directors; (c) coordination of the activities of the Company’s Board of Directors with respect to the regulation and implementation of proper corporate governance practices; (d) coordination of the activities of the Company’s Board of Directors for the purpose of the approval of quarterly and annual financial statements and reports; (e) development and retention of relations with current and future strategic investors; (f) general guidance and management of the activities of the Company’s Board of Directors; (g) advancement of the Company’s efforts with respect to the realization of its business development strategy, including the pursuit of mergers and acquisition opportunities; (h) coordination of the activities of the Company’s Board of Directors with respect to the definition of strategic financial targets and in attaining said targets; and, as additionally agreed in the new Management Agreement, (i) provision of assistance to the Company in cooperation with the Company’s CEO, regarding the Company’s dealings, communications and negotiations with the banks and non-baking financing institutions, including but not limited to, assistance with respect to obtaining financing for the Company’s business activities, and (j) business development services, including the provision to the Company with assistance, in cooperation with the Company’s CEO, in the development and preservation of relationships with the Company’s existing and potential customers.

Under the terms of the amended Management Agreement, Mr. Nissan will dedicate the appropriate attention, time and effort to Company in connection with the provision of the Services. The time dedicated by Mr. Nissan for the provision of the Services shall be as required by the Company from time to time, and in accordance with its needs. This is compared to a scope of 75% of full-time employment in the previous Management Agreement.

In consideration for performing the above services, we have pay Nistec Ltd. a monthly fixed fee of NIS 90,000, plus applicable VAT.  In addition, Nistec Ltd. is entitled to the following compensation:

•
Mr. Nissan shall receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement shall not exceed an aggregate amount of NIS 10,000 per calendar quarter.

•
Mr. Nissan shall receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 5732-1972.

The Company’s Compensation Committee, Board of Directors and shareholders’ Annual General Meeting have resolved to approve the extension and amendment of the Management Agreement.

In September 2018, our shareholders approved:

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

The extension to the exculpation letter granted to Mr. Yitzhak Nissan, which was further extended in December 2019 for an additional three (3) year period ending on December 31, 2022. The further extension of the exculpation letter was approved on December 5, 2019.

In October 2017, our shareholders approved the following transactions:

iv.	The amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment who is the daughter of our Chairman and Controlling shareholder, Mr. Yitzhak Nissan;

v.	The amended general engagement terms, processes and restrictions of the Soldering and Assembly Services Procedure with Nistec Ltd.; and

vi.	The amended general engagement terms, processes and restrictions of the PCB Purchase Procedure with Nistec Ltd.

On December 5, 2019, our shareholders approved an increase of NIS 5,000 to Ms. Cohen-Tzemach’s gross monthly salary, from NIS 13,000 to NIS 18,000. Ms. Cohen-Tzemach will be entitled to 15 vacation days per annum until February 28, 2020, when it will then be increased to 20 vacation days per annum. Ms. Cohen-Tzemach shall be entitled to a 7-seat Company car, valued up to NIS 180,000, including all associated operation and maintenance expenses. Ms. Cohen-Tzemach’s new position will be a special project manager and it was approved that our bonus plan will also apply to her. The term of her employment agreement was extended until August 31, 2022 and she was granted options to purchase 3,000 of our shares, at an exercise price of US$ 6.38. The options shall vest over a period of four (4) years, such that at the first anniversary of grant, 25% of the options will vest, and then in equal amounts, quarterly thereafter.

In June 2017, we received a loan of NIS 5.0 million (approximately $1.4 million) from Nistec, our controlling shareholder. In March 2018, we received additional loans from Nistec, of NIS 4.0 million (approximately $1.2 million), and in July 2018, we received a third loan from Nistec, of NIS 1.0 million (approximately $290,000) (together, the “Loans”). In December 2018, the Loans and Nistec’s shares were transferred internally within the Nistec group to an affiliated company, Nistec Golan Ltd. We and Nistec Golan have entered into discussions to renegotiate the term and interest provisions of the Loans aggregating NIS 10 million (approximately $ 2.9 million). On December 5, 2019, our shareholders approved the execution of the renegotiated interest agreement with Nistec Golan (the “Interest Agreement”).  Under the terms of the Interest Agreement, the Loans bear interest, as follows:

•	A loan amount of NIS 5 million bears interest at a rate of Prime + 1%, as of September 26, 2019 and until January 7, 2020.

•	A second loan amount of NIS 5 million bears interest at an annual interest of Prime + 1.75%, as of January 1, 2019, and until repaid in full.

•
The interest is paid on the 10th day of each quarter, for the interest accumulated in the three (3) months prior to such payment date (except with respect to the first interest payment). The first interest payment for 2019 was paid during the first quarter of 2020.

•
Any amount not paid by the company when due bears an annual interest of Prime + 3%, unless the company has not paid the applicable interest amount due to its requirement to avoid any going concern qualifications, in which event the applicable interest (i.e., Prime+ 1.75%) continues to apply.

Any accrued interest prior to the dates of the Interest Agreement was waived by Nistec Golan.

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

Employee Related Matters

Three of our employees filed lawsuits between May 2008 and November 2019, alleging that they had suffered personal injuries during their employment and they are seeking aggregate financial compensation of approximately $113,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine. Five other employees notified us between January 2011 and December 2019, that they allegedly suffered personal injuries during their employment with the company, but have not filed a lawsuit yet. Of these five employees, two are seeking compensation of $1.6 million and the others did not state their claim amount. We submitted all of these claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period January 2016 through February 2019, two former employees filed law suits seeking additional payments in connection with their employment and subsequent termination. On September 2019 a court decision was provided in one of the labor suits. On October 2019, both we and the former employee appealed the decision. The aggregate amount claimed for the above mention matters is approximately $519,000. We recorded a provision according to our legal advisor's opinion.

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

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel for 2018, 2019 and 2020 is 23%. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise,” “benefited enterprise,” “preferred enterprise” or “preferred technological enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959.”

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2019 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their ordinary shares.

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

Foreign Currency Exchange Risk

Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was approximately 0.8% lower in 2019 than 2018 and the average exchange rate of the NIS against the Euro was 6.0% lower in 2019 than 2018, and in total, these changes had a negative impact on our operating results in 2019.  The average exchange rate for the NIS against the dollar was 0.1% lower in 2018 than 2017 and the average exchange rate of the NIS against the Euro was 4.5% higher in 2018 than 2017, and in total, these changes had a minor positive impact on our operating results in 2018.  As of December 31, 2019, we estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $200,000 in our operating income and devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2019, the cost of raw materials used in production was $9.7 million compared to $10.5 million in 2018.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $325,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  Based on our loans balance at December 31, 2019, a hypothetical increase of 1% in the interest rates would result in an increase of approximately $65,000 in our financial expenses.  A hypothetical increase of 10% in the CPI would not have a material impact on our financial and operational expenses.

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

All of such fees were pre-approved by our Audit Committee.

Services Rendered.	2019	2018	2017
Audit (1)	$85,000	$85,000	$82,000
Audit Related Fees	33,700	55,000	-
Tax (2)	-	-	3,000
All other Fees (3)	7,620	6,700	13,500
Total	$126,320	$146,700	$98,500
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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (3)
2.2	Description of Ordinary Shares(9)
3.1	Form of Director and Officer Indemnity Agreement (4)
4.1	Compensation Policy dated December 5, 2019 (5)
4.2	Bank Hapoalim B.M. Agreement dated April 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (6)
4.3	Bank Leumi B.M. Agreement dated May 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (7)
4.4	English summary of terms of Waste Water Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (8)
8.1	List of Subsidiaries of the Registrant(9)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.(9)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.(9)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(9)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(9)
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. (9)

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

(1)	Filed as Exhibit 1.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.
(3)	Filed as Exhibit 2.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(4)	Included as Exhibit B to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on October 31, 2019 and incorporated herein by reference.
(5)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on October 31, 2019 and incorporated herein by reference.
(6)	Filed as Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(7)	Filed as Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(8)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(9)	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELTEK LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 1w to the consolidated financial statements, the company has changed its method for accounting for leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842).

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

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2014.
Tel-Aviv, Israel
April 27, 2020

ELTEK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2019	2018

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	2	1,628	992
Trade receivables (net of allowance for doubtful accounts of $227 and $170 at December 31, 2019 and December 31, 2018, respectively)	1h	7,480	5,682
Inventories	3	3,735	3,611
Other accounts receivable and prepaid expenses	4	675	1,160

Total current assets		13,518	11,445

LONG-TERM ASSETS:

Severance pay fund	9	60	53
Long term prepaid expenses		-	39
Operating lease right-of-use assets	10	2,490	-

Total long-term assets		2,550	92

PROPERTY AND EQUIPMENT, NET	5	6,761	6,623

Total assets		22,829	18,160

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2019	2018

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term credit and current maturities of long-term debt	6	2,120	6,606
Short-term credit from related party	19a	3,472	2,668
Trade payables		4,673	4,108
Other accounts payable and accrued expenses	7	3,118	3,377
Short-term operating lease liabilities	10	1,383	-

Total current liabilities		14,766	16,759

LONG-TERM LIABILITIES:

Long-term debt, excluding current maturities	8	387	308
Accrued severance pay	9	268	211
Deferred tax liabilities	17	45	-
Long-term operating lease liabilities	10	1,094	-

Total long-term liabilities		1,794	519

COMMITMENTS AND CONTINGENT LIABILITIES	11	-	-

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at December 31, 2019 and December 31, 2018; Issued and outstanding: 4,380,268 and 2,028,552 shares at December 31, 2019 and December 31, 2018, respectively		3,964	1,985
Additional paid-in capital		18,583	17,270
Foreign currency translation adjustments		2,479	2,340
Capital reserves		963	800
Accumulated deficit		(19,720)	(21,513)

Total shareholders' equity	12	6,269	882

Total liabilities and shareholders' equity		22,829	18,160

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2019	2018	2017

Revenues	14b	34,794	33,939	32,754
Cost of revenues		(28,787)	(31,342)	(31,427)

Gross profit		6,007	2,597	1,327

Operating expenses:
Research and development, net		(16)	-	(41)
Selling, general and administrative		(4,604)	(4,669)	(4,704)

Operating income (loss)		1,387	(2,072)	(3,418)
Financial expenses, net	15	(440)	(475)	(298)
Other income, net	16	923	3	15

Income (loss) before income taxes		1,870	(2,544)	(3,701)
Taxes on income	17	(77)	(63)	(74)

Net income (loss)		1,793	(2,607)	(3,775)

Other comprehensive income (loss):
Foreign currency translation adjustments		139	(75)	600

Total comprehensive income (loss)		1,932	(2,682)	(3,175)

Basic and diluted income (loss) per ordinary share attributable to Eltek Ltd. shareholders	13	0.48	(1.28)	*) (1.58)

*)          Adjusted to reflect reverse split of shares.

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2017	*) 2,028,552	1,985	17,270	1,815	695	(15,131)	6,634

Comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	600	-	-	600
Loss	-	-	-	-	-	(3,775)	(3,775)

Balance as of December 31, 2017	*) 2,028,552	1,985	17,270	2,415	695	(18,906)	3,459

Stock-based compensation	-	-	-	-	56	-	56
Transaction with controlling shareholder	-	-	-	-	49	-	49
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	(75)	-	-	(75)
Loss	-	-	-	-	-	(2,607)	(2,607)

Balance as of December 31, 2018	2,028,552	1,985	17,270	2,340	800	(21,513)	882

Issuance of shares in rights offering, net	2,351,701	1,979	1,313	-	-	-	3,292
Stock-based compensation	-	-	-	-	141	-	141
Transaction with controlling shareholder	-	-	-	-	22	-	22
Comprehensive income:
Foreign currency translation adjustments	-	-	-	139	-	-	139
Net income	-	-	-	-	-	1,793	1,793

Balance as of December 31, 2019	4,380,253	3,964	18,583	2,479	963	(19,720)	6,269

*)          Adjusted to reflect reverse split of shares.

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	1,793	(2,607)	(3,775)

Adjustments required to reconcile loss to net cash flows provided by (used in) operating activities:
Depreciation	1,508	1,649	1,722
Loss (gain) on sale of property and equipment	-	101	(13)
Revaluation of long term loans	(38)	29	17
Amortization of Intangible asset	-	-	348
Stock based compensation	141	56	-
Transaction with controlling shareholder	22	49	-
Increase (decrease) in employee severance benefits, net	36	(3)	69
Decrease (increase) in trade receivables, net	(1,277)	790	(597)
Decrease in operating lease right-of-use assets	1,385	-	-
Decrease in operating lease liabilities	(1,388)	-	-
Decrease (increase) in other receivables and prepaid expenses	598	467	(1,249)
Increase (decrease) in inventories	175	(30)	471
Increase (decrease) in trade payables	107	(871)	(330)
Increase (decrease) in deferred tax liabilities	45	-	-
Decrease in other liabilities and accrued expenses	(529)	(443)	(107)

Net cash provided by (used in) operating activities	2,578	(813)	(3,444)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(931)	(619)	(275)
Proceeds from disposals of property and equipment and repayment from insurance	125	-	-

Net cash used in investing activities	(806)	(619)	(275)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(4,181)	986	2,756
Short-term shareholder loan	561	1,390	1,430
Issuance of shares in rights offering, net	3,298	-	-
Repayment of long-term loans	(891)	(910)	(870)
Proceeds from long-term loans	558	378	167
Repayment of property and equipment payables	(477)	(317)	(239)

Net cash provided by (used in) financing activities	(1,132)	1,527	3,244

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Effect of exchange rate on cash and cash equivalents	(4)	10	128

Increase (decrease) in cash and cash equivalents	636	105	(347)
Cash and cash equivalents at the beginning of the year	992	887	1,234

Cash and cash equivalents at end of the year	1,628	992	887

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid during the year for:
Interest	232	212	185

Non-cash activities:
Purchase of property and equipment	350	118	340
Right-of-use asset recognized with corresponding lease liability	$377	$-	$-

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

Business risks and condition:

-
The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations. Due to these conditions and other financial and business factors, the Company's liquidity position, as well as its operating performance, was negatively affected. As a result, during the last years, including the year ended December 31, 2018, the Company incurred net losses and suffered negative cash flows from its operating activities. In the year ended December 31, 2019 the Company had a net income of $1.8 million (compared to a loss of $2.6 million in the year ended December 31, 2018). As of December 31, 2019, the Company's working capital deficiency amounted to $1.3 million and its accumulated deficit amounted to approximately $19.7 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

-
An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now spread globally. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and may impact the company in ways that cannot necessarily be foreseen.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The current severity of the pandemic and the uncertainty regarding the length of its effects could have negative consequences for the company. To date, the effects of the pandemic have not materially affected our company’s operations, which have been deemed “essential enterprise” by the Israeli government and making effort to operate as normal.

Some of the Company’s employees are quarantined and in some cases are working remotely, due to safety concerns. Most of the work is still preformed from the Company's production facility. The Company’s ability to collect money, pay bills, handle customer and consumer communications, schedule production, and order raw materials necessary for production has not been materially impacted. To date, the Company have not experienced a significant change in sales or in the timeliness of payments of invoices and its cash position remains stable with approximately $2.2 million of cash and cash equivalents as of March 31, 2020.

The Coronavirus outbreak in Israel and many other countries, could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect the Company’s operating results.

Loans and credit lines:

-
In June 2017, due to continued losses and the Company's limited ability to obtain additional loans from the banks at that time, the Company obtained a loan of NIS 5.0 million (approximately $ 1.4 million) from Nistec (the “First Loan”). The terms of the loan were amended in April 2018, with retroactive effect as of June 2017.

In July 2017, the Company obtained a line of credit dedicated to a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank HaPoalim, guaranteed by Nistec Ltd., for a period of up to one year. In July 2018 Bank HaPoalim extended the dedicated line of credit and in January 2019 the Company reduced the line of credit to NIS 2.25 million (approximately $ 620).

During April 2020 Bank HaPoalim approved the increase of this line of credit back to NIS 4.5 million (approximately $1.3 million) and to make this facility available to use for any purpose and not just for a specific project.

In November 2017, the Company obtained a loan of NIS 3 million (approximately $ 840) from Mizrahi-Tefahot Bank, guaranteed by Nistec. In April 2019 the Company repaid the debt owed to the bank from the proceeds of the rights offering.

In March 2018, the Company obtained another loan from Nistec of NIS 4.0 million (approximately $ 1.2 million) (the “Second Loan”). In July 2018, in accordance with a commitment letter provided by Nistec, the Company obtained another loan from Nistec of NIS 1.0 million (approximately $ 290) (the “Third Loan,” and together with the First Loan and the Second Loan, the “Loans”).

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company and Nistec Golan have entered into term and interest provisions of the Loans aggregating NIS 10 million (approximately $ 2.8 million). On December 5, 2019, at the Annual General Meeting of the Company, shareholders approved (following the approval of the Company's Audit Committee and Board of Directors) the execution of an Interest Agreement with Nistec Golan. Under the terms of the Interest Agreement, the Loans shall bear interest, as follows:

1.	Interest Amount:

a.
A total aggregate principal loan amount of NIS 5 million (the “First Half of the Loans”) shall bear interest of Prime + 1%, as of September 26, 2019 and until January 7, 2020. As of January 8, 2020, and until repaid, the First Half of the Loans shall bear the interest set forth below.

b.	A total aggregate principal loan amount of NIS 5 million (the “Second Half of the Loans”) shall bear annual interest of Prime + 1.75%, as of January 1, 2019, and until repaid in full.

2.
Payment Schedule: the interest shall be paid on the 10th day of each quarter, for the interest accumulated in the three (3) months prior to such payment date (except with respect to the first interest payment). The first interest payment shall be paid on January 10, 2020, for 2019.

3.
Late Fees: Any amount not paid by the Company when due, shall bear an annual interest of Prime + 3%, unless the Company has not paid the applicable interest amount due to its requirement to avoid any going concern qualifications, in which event the applicable interest (i.e., Prime+ 1.75) shall continue to apply.

In August 2018, the Company obtained a credit facility of NIS 7 million (approximately $ 2.0 million) from a non-banking financial institution. In October 2019, this credit facility was reduced to NIS 6 million (approximately $ 1.7 million). This credit facility is guaranteed by Nistec. In March 2020, the non-banking financial institution informed the Company that due to the coronavirus outbreak, its insurance carrier put on hold any future activity until further notice and therefore this facility may not be available to the Company going forward.

In January 2019, Nistec provided the Company with an additional loan of NIS 2.0 million (approximately $580), due on April 30, 2019. However, the Company exercised an option to extend the term of the loan until May 1, 2020 as approved by Company's Audit Committee that determined that such extension is required for the Company’s orderly operations.

In addition, during January 2019 Nistec guaranteed NIS 2.0 million (approximately  $580) of the Company's existing debt to Bank Leumi, which was due to be repaid by April 30, 2019. During March 2019 and as part of the rights offering (described below) the Company's Audit Committee and Board of Directors authorized the Company to repay the debt owed to Bank Leumi from the proceeds of the rights offering.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

As of December 31, 2019, the total principal amounts of the loans received by the Company from Nistec (as described above) was NIS 12 million (approximately $3.5 million), of which NIS 2 million (approximately $580) is due on May 1, 2020 subject to the existence of sufficient financial resources for the repayment of this amount and the remaining loans aggregating NIS 10 million (approximately $2.9 million) will become due on or after October 1, 2020, subject to the Company’s ability to raise additional funds and increase its financial resources.  In April 2020, Nistec provided the Company with a letter of commitment that the repayment of the Loans aggregating NIS 10 million (approximately $ 2.8 million) will become due on or after May 1, 2021. Nistec has also agreed that in the event that the Company will repay Nistec the amount of NIS 2 million (approximately $ 580) on May 2020, Nistec is committed to provide the Company with financing up to this amount until May 1, 2021, as requested by the Company, through a loan extended directly by Nistec to the Company. Nistec has also agreed that in the event that the guarantees that it provided to a bank and to a non-banking institution will be exercised, the amount due to Nistec as a result of the exercise of the guarantee will be due on May 1, 2021.

On October 2, 2018, the Company received notification from NASDAQ advising the Company that as of October 1, 2018, the Company did not maintain stockholders’ equity of $2.5 million, nor does not meet the alternatives of market value of listed securities or net income from continuing operations, and therefore is not in compliance with the stockholders’ equity listing rule (the “Listing Rule”). On December 7, 2018, the Company received a notice from NASDAQ advising that the Company had been granted an extension of time to regain compliance with the shareholders’ equity requirement until March 31, 2019. Therefore, the Company's Board of Directors decided to commence a right offering.

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

-
In March 2019, the Company's prospectus for the rights offering became effective. The subscription period ended on April 9, 2019 and 69.6% of the Company’s shareholders participated in the rights offering, which provided gross proceeds of $3.4 million (before deducting expenses related to the offering). The Company used the net proceeds from this offering to repay a NIS 3.0 million (approximately $870) loan from Mizrahi Bank (guaranteed by Nistec), repay a NIS 2.0 million (approximately $580) line of credit from Bank Leumi (for which Nistec provided a guarantee) and a NIS 1.0 million (approximately $290) line of credit from Bank Hapoalim. The remainder of the proceeds was used for working capital and other general corporate purposes, including investment in plant and equipment.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

As a result of the receipt of the proceeds from the rights offering, the Company regained compliance with the NASDAQ’s shareholders’ equity requirement and its shares continue to be listed on the NASDAQ Capital Market. NASDAQ has advised that it will continue to monitor the Company’s ongoing compliance with the shareholders’ equity requirement and, if at the time of the Company next periodic report the Company does not evidence compliance, the Company may be subject to delisting.

Financial covenants:

In April 2014, the Company signed a new financial undertakings letter with one bank and in May 2014 with another bank. Under these undertakings the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2019, the Company was in compliance with these covenants.

In February 2019, the other bank granted the Company a waiver from such non-compliance and adjusted the financial covenants, to be met in the Company's financial statements for December 31, 2019 (to be issued not later than 120 days from December 31, 2019). The adjusted covenants include: (i) adjusted shareholders' equity (excluding certain intangible and other assets) of at least $ 2.5 million; and (ii) positive EBITDA (greater than zero). As of December 31, 2019, the Company was in compliance with these covenants. The Company believes that in the event that its business plans for the year 2020 will not be realized, it will not meet the above-mentioned financial covenants.

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

A change in the Company's ownership interest in a subsidiary that causes a loss of control results in a deconsolidation of the subsidiary. Gain or loss is recognized upon the deconsolidation of a subsidiary, as the difference between (1) the sum of the fair value of any consideration received, the fair value of any retained non-controlling investment in the former subsidiary at the date the subsidiary is deconsolidated, and the carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is deconsolidated, and (2) the carrying amount of the former subsidiary's assets and liabilities.

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

In accordance with ASC 830 assets and liabilities are translated to the reporting currency using the exchange rate at the end of the year. Revenues and expenses are translated into the reporting currency using the average exchange rate for each quarter. Translation adjustments are reported separately as a component of accumulated other comprehensive income.

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

The functional currency of the Company's foreign subsidiaries is the local currency in which each subsidiary operates. The financial statements of foreign subsidiaries are translated into the Parent's functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.
3.	The resulting exchange rate differences are classified as a separate item in shareholders' equity.

e.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI") are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

		Exchange rate	Exchange rate
	Israeli CPI	of one US dollar	of one Euro
	Points	NIS	NIS

December 31, 2019	101.8	3.456	3.878
December 31, 2018	101.2	3.748	4.292
December 31, 2017	100.4	3.467	4.153

	%

December 31, 2019	0.6	(7.8)	(10.0)
December 31, 2018	0.8	8.1	3.3
December 31, 2017	1.5	(0.1)	2.7

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Use of estimates:

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, deferred tax assets, inventory write-offs, income tax uncertainties, other contingencies and stock-based compensation costs. Actual results could differ from these estimates.

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2019 is as follows:

	Year ended December 31,
	2019	2018	2017

Opening balance	170	234	160
Doubtful debt expenses during the year	71	86	147
Customers write-offs/collection during the year	(31)	(134)	(91)
Foreign currency translation adjustments	17	(16)	18

Closing balance	227	170	234

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Inventories:

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

j.	Severance pay:

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

Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third‑party independent appraisals, as considered necessary. During the years ended December 2019, 2018 and 2017, the Company did not record any impairment charges attributable to long-lived assets.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Intangible assets:

Intangible assets are stated at cost net of accumulated amortization. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350, "Intangibles - Goodwill and Other". The Company acquired software technology during 2014-2015, which was fully amortized during 2017.

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

The Company includes interest related to tax issues as part of income tax expense in its consolidated financial statements.

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

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an accounting policy election for forfeitures and classification on the statement of cash flows. For public companies, ASU 2016-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company adopted ASU 2016-09 during the first quarter of 2017, at which time it changed its accounting policy to account for forfeitures as they occur. There was no material impact of the adoption of this standard on the Company's financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the year ended December 31, 2019 and 2018, the Company recognized stock-based compensation expenses related to employee stock options in the amount of $141 and $56, respectively (no expenses were recorded in 2017).

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

The following assumptions were used in the Binomial option pricing model for the year ended December 31, 2019 (no options were granted in 2017):

	2019	2018

Dividend yield	0%	0%
Expected volatility	76%	71%
Risk-free interest	1.47%	2.89%
Contractual term	10 years	10 years
Forfeiture rate	0%	0%

o.         Revenue recognition:

The Company generates its revenues mainly from sales of custom made printed circuit boards ("PCBs"). The Company also generates a limited amount of revenues from a financed R&D project.

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

Unbilled accounts receivables

Deferred revenues decreased by $29, compared to the opening balance of $29 as of January 1, 2019. The decrease was as a result of $1,093 of recognized revenues in advance of contractual billing during the year. This was offset by an increase of $1,064 billings. The above resulted in ending balance of deferred revenues of $0 as of December 31, 2019.

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
As of December 31, 2019, 2018 and 2017, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

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

The total accumulated other comprehensive loss, net was comprised as follows:

	December 31,
	2019	2018	2017

Foreign currency translation adjustments	139	(75)	600

Total accumulated other comprehensive income (loss)	139	(75)	600

v.	Leases:

In accordance with ASU No. 2016-02, Leases (ASC 842) the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset.

ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured based on the discounted present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.

Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

w.	Impact of recently issued and adopted accounting standards:

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842). The standard requires the recognition of ROU assets and lease liabilities for most leases. The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application.

The Company adopted the standard as of January 1, 2019, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. The Company adopted the ”package of practical expedients”, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheets as of December 31, 2018 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets, and are not comparative.

As a result of the adoption of Topic 842 on January 1, 2019, the Company recorded operating lease right of use (“ROU”) assets of $3,263 and operating lease liabilities of $3,255. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Company’s beginning retained earnings, or its prior year consolidated statements of income and statements of cash flows.
See also note 10.

x.	New accounting pronouncements not yet effective:

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)". ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company does not expect this standard to have a material effect on its consolidated financial statements.

y.	Reclassifications:

Certain amounts in the notes to prior years consolidated financial statements have been reclassified to conform with current year presentation. The reclassification had no effect on previously reported consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	CASH AND CASH EQUIVALENTS

	December 31,
	2019	2018

Denominated in U.S. dollars	1,034	315
Denominated in NIS	129	280
Denominated in Euro	465	397

	1,628	992

NOTE 3:-	INVENTORIES

	December 31,
	2019	2018

Raw materials	1,860	1,436
Work-in-progress	1,607	1,283
Finished goods	268	892

	3,735	3,611

During the years ended December 31, 2019, 2018 and 2017, the Company recorded inventory write-offs in the amounts of $788, $828 and $673, respectively. Such write-offs were included in cost of revenues.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018

Prepaid expenses	530	292
Government authorities	2	68
Employees	8	21
Others	135	779

	675	1,160

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:
Machinery and equipment	35,999	33,048
Leasehold improvements	8,917	8,169
Motor vehicles	77	68
Office furniture and equipment	799	704

	45,792	41,989
Accumulated depreciation:
Machinery and equipment	(30,349)	(27,689)
Leasehold improvements	(8,019)	(7,089)
Motor vehicles	(59)	(49)
Office furniture and equipment	(604)	(539)

	(39,031)	(35,366)

Depreciated cost	6,761	6,623

Depreciation expense for the years ended December 31, 2019, 2018 and 2017 were $1,508, $1,649 and $1,722, respectively.

NOTE 6:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Annual interest rate at
	December 31,	December 31,
	2019	2019	2018

In NIS bears interest rate of Prime+0.85% to Prime+2.7%	2.6% - 4.45%	1,326	4,229
Short term credit from others	4.15%	612	1,534
Long-term debt from banks in NIS bears interest of Prime rate *)	2.75%	182	843

		2,120	6,606

*)	The amount of $34 has been classified from long term debt as of December 31, 2018 since the Company was not in compliance with its banks covenants as of this date.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER PAYABLE AND ACCRUED EXPENSES

	December 31,
	2019	2018

Accrued payroll including amounts due to government authorities	968	938
Provision for vacation and other employee benefits	1,524	1,315
Accrued expenses	378	458
Provision for contingent liabilities (Note 11d)	42	191
Other liabilities	206	475

	3,118	3,377

NOTE 8:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

Others

	Annual interest
	rate at
	December 31	December 31,
	2019	2019	2018
Linkage terms:
U.S. dollar	3.5% - 5%	381	503
NIS - Fix interest rate	5% - 5.5%	664	221
		1,045	724
Less - current maturities		(658)	(416)

		387	308

Minimum future payments at December 31, 2019 due under the long-term (includes liabilities associated with equipment purchasing) debts are as follows:

Long-term loan

2020	658
2021	145
2022	145
2023	97

1,045

Long-term debt includes liabilities associated with equipment purchase in the amounts of $477 and $724 and current maturities of long-term debt of $477 and $416 at December 31, 2019 and 2018, respectively. The current maturities are classified to the trade payable balance as of December 31, 2019 and 2018, respectively.

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

For non-management employees, the Company deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon completion of one year of employment with the Company, it makes a one-time deposit with the pension fund for the remaining balance. The Company deposited to individual severance fund according to section 14 of the Israeli severance pay law $683 and $723 in 2019 and 2018, respectively.

In 2011, the Company, pursuant to Section 14 of the Israeli Severance Pay Law, made a transfer of funds from a central severance fund to individual funds in the name of the employees for the unfunded liability and discharged its liability in respect of such employees' severance pay.

c.	Expenses (income) recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2019, 2018, and 2017 were $57, $(20) and $87, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LEASES

The Company entered into operating leases primarily for offices and motor vehicles. The leases have remaining lease terms of up to 4.2 years, some of which may include options to extend the leases for up to an additional 3 years.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased motor vehicles.

a.	The components of operating lease costs were as follows:

Year ended December 31, 2019

Operating lease cost	$12,462
Sublease income	(17)

Total net lease costs	$12,445

b.	Supplemental balance sheet information related to operating leases is as follows:

As of December 31, 2019

Operating lease ROU assets	$2,490
Operating lease liabilities, current	$1,383
Operating lease liabilities, long-term	$1,094
Weighted average remaining lease term (in years)	1.49
Weighted average discount rate	3.72%

c.	Future lease payments under operating leases as of December 31, 2019, are as follows:

As of December 31, 2019

2020	$1,203
2021	1,102
2022	242
2023	14
2024	2

Total undiscounted lease payments	$2,563
Less: imputed interest	(86)

Present value of lease liabilities	$2,477

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks.

2.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

c.	Indemnification agreement:

The Company entered into an indemnification agreement with each of its directors and officers and undertook to enter into the same agreement with future directors and officers. Such indemnification amount will not exceed: (i) the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted; or (ii) $3,000,000, whichever is greater.

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

Environmental Related Matters

In connection with the change of control of the Company that resulted from Nistec’s acquisition of a controlling stake in the Company, Israeli law required the Company to obtain a new business permit in order to continue operating its business. The Company submitted an application for this permit and received a permit until 2099. The new permit is subject to certain conditions, especially certain conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly.

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-    COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

In March 2019, representatives of the Israeli Ministry of Environmental Protection, or the Ministry, inspected the Company’s premises and as a result issued a warning of a breach of the Clean Air Law, 5768-2008 and a warning of Hazardous Materials Law (1993). The Company was invited to a hearing at the Ministry during August 2019. The Company believes that during the hearing and after presenting to the Ministry the correction made for some of the findings, the issue will be resolved but there can be no assurance that our standpoint will be accepted.

Employee related matters

In May 2008, June 2019 and November 2019, lawsuits were filed by three of our employees alleging that they had suffered personal injuries during her employment and they are seeking aggregate financial compensation of approximately $ 113 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Five other employees notified the Company in January 2011 and December 2019, that they allegedly suffered personal injuries during their employment with the Company. Of these five employees, two are seeking compensation of $1,619 and the others did not state their claim amount.

The above-mentioned claims were submitted to the insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period January 2016 through February 2019, two former employees filed law suits seeking additional payments in connection with their employment with the Company and subsequent termination. In September 2019 a decision was entered for one of the labor suits, and a provision was recorded accordingly. On October 2019, both the Company and this former employee appealed the Labor Court’s decision. The aggregate amount claimed for the two law suits is approximately $ 519. The Company recorded a provision according to its legal advisor's opinion.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	December 31	December 31,
	2019 and 2018	2019	2018
	Number of shares

Ordinary shares of par value NIS 3.0 each	10,000,000	4,380,268	2,028,552

b.	Stock Option Plan:

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

In July 2018 the Company granted options to acquire 60,857 Ordinary shares under the Plan. During 2019, 62,662 options were granted (including adjustment to options previously granted to reflect the dilutive effect of the rights offering) under the plan and no options were exercised. The total fair value of the options granted is recognized over four years vesting period.

As of December 31, 2019, options to purchase 123,519 ordinary shares were outstanding under the plan, exercisable at an average exercise price of $4.65 per share. The stock-based compensation expense related to employees' equity-based awards, recognized during 2019 and 2018 was $141 and $56, respectively.

A summary of employee option activity under the Plan as of December 31, 2019 and changes during the year ended December 31, 2019 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2019	60,857	4.17	102	-
Granted	62,662	5.12	111	12

Outstanding at December 31, 2019	123,519	4.65	107	12

Exercisable at December 31, 2019	25,022	4.17	102	-

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average fair value of options granted during the years ended December 31, 2019 and 2018 were $5.12 and $4.17, respectively. No options were granted in 2017. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2019 and 2018 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. As of December 31, 2019, there was approximately $205 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. This cost is expected to be recognized over a period of up to 3.7 years.

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2019	2018	2017
Numerator:
Loss attributable to Eltek Ltd shareholders'	1,793	(2,607)	(3,775)

Denominator:
Denominator for basic profit (loss) per share weighted-average number of shares outstanding	3,734,189	2,028,552	2,028,552
Effect of diluting securities:
Employee stock options	128	-	-

Denominator for diluted profit (loss) per share - adjusted weighted average shares and assumed exercises	3,734,317	2,028,552	2,028,552

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-    ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2019	2018	2017

Customer A - Sales of manufactured products	19.5%	12.0%	14.6%
Customer B - Sales of manufactured products	11.5%	9.3%	10.2%

b.	Revenues by geographic areas:

Israel	19,659	18,940	19,730
North America	6,434	6,973	5,219
Netherlands	2,898	3,302	2,407
Europe	1,129	1,997	2,016
India	3,809	2,239	2,362
Others	865	488	1,020

	34,794	33,939	32,754

NOTE 15:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2019	2018	2017

Interest on long-term banks	19	152	54
Bank charges and short-term credit	287	232	118
Foreign exchange loss, net	105	24	75
Other financing expenses, net	29	67	51

	440	475	298

NOTE 16:-	OTHER INCOME (LOSS), NET

During 2018 the Company incurred water damage to major equipment in its production facility. The Company replaced a damaged machine with a new machine shortly thereafter, utilizing a $500 advance payment received from our insurance company. The advance payment was recorded in 2018 as a deduction in the cost of acquiring the new machine and as an offset to some of the loss incurred as a result of the damage. During May 2019, the Company received an additional payment of approximately $1.0 million from the insurance company, relating to the losses that occurred as a result of this event.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TAXES ON INCOME

a.	Tax laws applicable to the Company:

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

The Law for the Encouragement of Capital Investments, 1959:

According to the Law, companies are entitled to various tax benefits by virtue of the "preferred enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

Tax benefits and reduced tax rates:

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

In January 2011, the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011 ("the Amendment"), was enacted. The Amendment prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income under its status as a preferred company with a preferred enterprise. Commencing from the 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates. The tax rates under the Amendment are: 2011 and 2012 - 15% (in development area A - 10%) and in 2013 - 12.5% (in development area A - 7%).

The Company elected to transition to the preferred enterprise track starting from the 2012 tax year and submitted its final decision to the tax authorities. The deferred tax balances were adjusted accordingly on said date.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TAXES ON INCOME (Cont.)

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

Accelerated depreciation:

By virtue of the Law, the Company is eligible for deduction of accelerated depreciation on equipment used by the approved enterprise from the first year of the asset's operation.

Conditions for the entitlement to the benefits:

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. The managements believe that the Company is meeting the aforementioned conditions.

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TAXES ON INCOME (Cont.)

b.	Tax rates applicable to the Group:

1.
In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Israeli corporate income tax rate was 23% in 2019 and 2018, and 24% in 2017.

As the Company has the status of a preferred enterprise, the income tax rate applied is 16% in 2019, 2018 and 2017.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

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

2.	The tax rates of the Company's non-Israeli subsidiaries range between 28% - 30%.

3.	On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Act"), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

c.	Carryforward losses for tax purposes and tax credits carryforwards:

As of December 31, 2019 the Company's carryforward operating losses for tax purposes were approximately $24.1 million. Carryforward capital losses for tax purposes were approximately $9 million. As of December 31, 2019 the balance of tax credits carryforward was $1,085.

The Company's carryforward losses for tax purposes and tax credits carryforward do not have expiration dates.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-    TAXES ON INCOME (CONT.)

d.	Income tax assessments:

The Company files its income tax return in Israel. Eltek Europe files its income tax returns in Germany and Eltek USA files its income tax return in the United States.

In Israel, the Company has received final tax assessments through the 1995 tax year. Assessments through the 2014 tax year are considered final due to statute of limitations. The Israeli tax returns of the Company may be audited by the Israeli Tax Authorities for the tax years beginning in 2015.

Eltek Europe has received final tax assessments through the 2013 tax year. The tax returns of Eltek Europe remain subject to audit for the tax years beginning in 2014. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2012.

e.	Profit before tax and income tax expense included in the consolidated statements of comprehensive income:

	Year ended December 31,
	2019	2018	2017

Income (loss) before income tax expense:
Israel	1,741	(2,663)	(3,701)
Foreign jurisdictions	129	119	-

	1,870	(2,544)	(3,701)

Current tax expense:
Israel	-	14	-
Foreign jurisdictions	32	49	74

	32	63	74

Deferred taxes:
Israel	45	-	-

	45	-	-

Income tax expense	77	63	74

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical income tax benefit to the actual income tax expense:

A reconciliation of the theoretical income tax benefit, assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2019	2018	2017

Income (loss) before income tax expense as reported in the consolidated statements of comprehensive income	1,870	(2,544)	(3,701)

Statutory tax rates	23%	23%	24%

Theoretical tax expense (benefit) calculated	430	(585)	(888)

Losses and other items for which a valuation allowance was provided	(38)	271	1,218
Change in effective on corporate tax rate	-	-	(49)
Realization of carryforward tax losses for which valuation allowance was provided	(250)	-	-
Tax benefit arising from "Preferred enterprises"	(109)	189	296
Foreign tax rate differential in subsidiaries	22	22	44
Non-deductible items and others	22	166	(547)

Total	(353)	648	962

Income tax expense	77	63	74

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TAXES ON INCOME (Cont.)

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2019	2018

Deferred tax assets:

Net operating loss carryforwards (in Israel)	3,851	3,892
Capital loss carryforwards (in Israel)	2,073	2,137
Reserves, operating lease and others	637	228
Tax credit carryforward	1,085	992

Total gross deferred taxes	7,646	7,249

Less valuation allowance	(6,298)	(6,160)

Deferred tax assets, net	1,348	1,089

Deferred tax liabilities:
Undistributed income of subsidiaries	(232)	(212)
Property and equipment, and operating lease	(1,161)	(877)

Total deferred tax liabilities	(1,393)	(1,089)

Net deferred tax liabilities	(45)	-

The Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. The valuation allowance for deferred tax assets as of December 31, 2019 and 2018 was $6,298 and $6,160 respectively. The net change in the total valuation allowance for each of the years ended December 31, 2019, 2018 and 2017, was an increase (decrease) of ($138), $271 and $1,218, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TAXES ON INCOME (Cont.)

h.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2019, 2018 and 2017, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

NOTE 18:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In addition to the above, the Company's financial instruments at December 31, 2019 and 2018, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, short-term credit provided by financial institutions, and trade and other payables. The carrying amounts of all the aforementioned financial instruments, at face value or cost plus accrued interest, approximate fair value due to the short maturity of these instruments linked to the Israeli central bank rate.

These Consolidated Financial Statements do not include any nonrecurring fair value measurements relating to assets and liabilities for which the Company has adopted the provisions of ASC Topic 820.

NOTE 19:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, the controlling shareholder of the Company, is also a customer of the Company. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with its related parties were carried out on an arm's-length basis.

a.	Balances with related parties:

	December 31,
	2019	2018

Trade accounts receivable	47	158
Trade accounts payable	115	170
Controlling shareholder loans	3,472	2,668

b.	Transactions with related parties:

	Year ended December 31,
	2019	2018	2017

Revenues	226	821	604
Purchases, general and administrative expenses	323	313	469
Interest from Loans from controlling shareholder	121	113	-

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

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

Managements fees - In September 2019, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the terms of the amended Management Agreement. This amended Management Agreement was approved by the Company's shareholders in the annual general meeting, held on December 5, 2019. Nistec shall be entitled to the following compensation:

a.	Eltek pays Nistec monthly managements fees of NIS 90 ($26).

b.
Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan shall receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement shall not exceed an aggregate amount of NIS 10 per calendar quarter.

c.
Mr. Nissan shall receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 1972.

In addition, the Company's shareholders in the annual general meeting, held on December 5, 2019 approved the following:

a.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.
b.	The extension of the Exculpation Letter for an additional three (3) year period
c.	The application of the Company’s directors and officers liability insurance policy with respect to Mr. Yitzhak Nissan
d.	The revised terms of employment of Yitzhak Nissan's daughter who is employed by the Company as special project manager.

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

Dated: April 27, 2020