Form 20-F/A
period 2019-12-31
ELTEK LTD
filed 2020-05-21
CIK 1024672

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐       No ☒

EXPLANATORY NOTE

Eltek Ltd. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F, filed on April 27, 2020 (the “Original Form 20-F”), solely to provide certain information that was inadvertently omitted and to correct a typographical error in Item 15 of the Original Form 20-F.

As required by Rule 12b-15 under the Exchange Act, the Company is including in this Amendment certifications from its Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 as exhibits to this Amendment.  We are not including the certifications under Section 906 of the Sarbanes-Oxley Act of 2002 as no financial statements are being filed with this Amendment.

Except as described above, this Amendment does not modify or update disclosures in, or exhibits to, the Original Form 20-F. Furthermore, this Amendment does not change any previously reported financial results, nor does it reflect events occurring after the filing of the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and the Company’s filings with the SEC subsequent to the filing of the Original Form 20-F.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework).  Based on that assessment, our management concluded that as of December 31, 2019, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

ELTEK LTD. By: /s/ Eli Yaffe Name: Eli Yaffe Title: Chief Executive Officer By: /s/ Alon Mualem Name: Alon Mualem Title: Chief Financial Officer

Dated: May 21, 2020