Form 20-F
period 2020-12-31
ELTEK LTD
filed 2021-03-25
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

5,840,357 Ordinary Shares, nominal value NIS 3.00 per share (as of December 31, 2020)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18 ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐       No ☒

INTRODUCTION

Eltek Ltd., incorporated  in 1970 under the laws of the State of Israel, manufactures, markets and sells technologically advanced custom made printed circuit boards, or PCBs, including high density interconnect, or HDI, flex-rigid and rigid, with high layer count boards.  Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently traded on the NASDAQ Capital Market.  As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

Our functional currency is New Israeli Shekel while our reporting currency is the U.S. dollar.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date as published by the Bank of Israel ($1.00 = NIS 3.4424 as of December 31, 2020), and except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

A.          Selected Financial Data

              The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for the five years ended December 31, 2020.  The selected consolidated financial data as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020 have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes included in Item 18, “Financial Statements.”  Our selected consolidated financial data as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016 and 2017 have been derived from audited consolidated financial statements not included in this annual report. The selected financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Year ended December 31,	2020	2019	2018	2017	2016
	($ and share data in thousands, except per share data)
Revenues	36,707	34,794	33,939	32,754	37,065
Cost of revenues	(28,969)	(28,787)	(31,342)	(31,427)	(34,248)
Gross profit	7,738	6,007	2,597	1,327	2,817

R&D expenses	(2)	(16)	-	(41)	(117)
Selling, general and administrative expenses	(4,704)	(4,604)	(4,669)	(4,704)	(4,699)
Total operating expenses	(4,706)	(4,620)	(4,669)	(4,744)	(4,816)
Operating profit (loss)	3,032	1,387	(2,072)	(3,418)	(1,999)

Financial expenses, net	(337)	(440)	(475)	(298)	(309)
Other income (loss), net	(16)	923	3	15	(259)
Profit (loss) before income tax expense	2,679	1,870	(2,544)	(3,701)	(2,567)
Income tax (expense) benefit	(71)	(77)	(63)	(74)	(1,158)
Net profit (loss)	2,608	1,793	(2,607)	(3,775)	(3,725)
Net profit (loss) attributable to non-controlling interest	-	-	-	-	101
Net profit (loss) attributable to Eltek Ltd. shareholders	2,608	1,793	(2,607)	(3,775)	(3,624)

Basic and diluted net profit (loss) per ordinary share attributable to Eltek Ltd.	0.58	0.48	(1.28)	(1.58)	(1.82)
Weighted average number of ordinary shares used to compute basic net profit (loss) per ordinary share	4,495	3,734	2,029	2,029	2,029
Weighted average number of ordinary shares used to compute diluted net profit (loss) per ordinary share	4,501	3,734	2,029	2,029	2,029

CONSOLIDATED BALANCE SHEETS DATA :

	As at December 31,
	2020	2019	2018	2017	2016
		($ and share data in thousands)
Working capital (deficit)	9,119	(1,248)	(5,314)	(4,565)	(93)
Total assets	35,157	22,829	18,160	22,145	20,145
Long-term liabilities	10,189	1,794	519	911	2,098
Total shareholders’ equity	15,267	6,269	882	3,459	6,634
Number of issued and outstanding shares	5,840	4,380	2,029	2,029	2,029

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

              Investing in our ordinary shares involves a high degree of risk and uncertainty.  You should carefully consider the risks and uncertainties described below before investing in our ordinary shares.  Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks.  In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.  These risk factors include:

Risks Related to Our Business and Our Industry

•	We have a history of operating losses and may not be able to achieve and sustain long term profitable operations. We may not have sufficient resources to fund our operations in the future.
•	We will require additional capital in the future, which may not be available to us.
•	The spread of novel strain of coronavirus, COVID-19, may adversely affect our business operations and financial condition.
•	We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

•	Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.
•	Rapid changes in the Israeli and international electronics industries and recessionary pressures may adversely affect our business.
•	Our products and product components need to meet certain industry standards.
•	Key customers account for a significant portion of our revenues. The loss of a key customer would have an adverse impact on our business results.
•
We are dependent upon a select number of suppliers for timely delivery of key raw materials and the loss of one or more of these suppliers or delays in supply of these raw materials would adversely affect our manufacturing ability.  If these suppliers delay or discontinue the manufacture or supply of these raw materials, we may experience delays in production and shipments, increased costs and cancellation of orders for our products.

•	Our results of operations may be adversely affected by currency fluctuations.
•	Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.
•	We are subject to environmental laws and regulations. Compliance with those laws and regulations requires us to incur costs and we are subject to fines or other sanctions for non-compliance.
•
We have in the past been, and currently are, subject to claims and litigation relating to environmental matters.  If we are found to be in violation of environmental laws, we could be liable for damages and costs of remediation and may be subject to a halt in production, which may adversely affect our business, operating results and financial condition.

•	We may fail to be in compliance with financial covenants in our loan agreements.
•	We may not succeed in our efforts to expand our activity in the U.S. market. If we are unsuccessful, our future revenues and profitability would be adversely affected.
•
We may be subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite to our ability to work on classified contracts for the U.S. government.

•	We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.
•
Compliance with the conditions of a new business permit issued to us  in 2018, if required, may be costly. We may become subject to certain sanctions, including significant fines, criminal proceedings and in an unlikely event an order shutting down our factory.

•	Damage to our manufacturing facilities due to fire, natural disaster, or other events could materially adversely affect our business, financial condition, and results of operations.
•	Our quarterly operating results fluctuate significantly. Results of operations in any period should not be considered indicative of the results to be expected for any future period.
•
Our products and related manufacturing processes are often highly complex and therefore we may be delayed in product shipments. Our products may at times contain manufacturing defects, which may subject us to product liability and warranty claims. Our operating margins may be affected as a result of price increases for our principal raw materials.

•
Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance policies may impose additional costs on us or expose us to additional risks.

•	We compete with PCB manufacturers in Asia whose manufacturing costs are lower than ours.
•
We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

•	We are required to comply with “conflict minerals” rules which impose costs on us, may make our supply chain more complex, and could adversely impact our business.
•	Increased regulation associated with climate change and greenhouse gas emissions could impose significant additional costs on operations.
•
Obstacles in our transition to a new enterprise resource planning system may adversely affect our business and results of operations and the effectiveness of our internal control over financial reporting.

•	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.
•	Technological change may adversely affect the market acceptance of our products.
•	The measures we take in order to protect our intellectual property may not be effective or sufficient.
•	Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs.

Risks Related to Our Human Capital

•	If our workforce will be represented by a labor union we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.
•	From time to time, we may be named as a defendant in actions involving the alleged violation of labor laws related to employment practices, wages and benefits.
•
Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

•	We depend on key personnel for the success of our business.
•	Our ability to have access to insurance programs for directors and officers may be curtailed, which may adversely affect our ability to retain and attract directors and officers.

Risks Related to Our Ordinary Shares

•	Our share price has been volatile in the past and may continue to be susceptible to significant market price and volume fluctuations in the future.
•	The voting interest of Mr. Nissan, individually and through Nistec Golan, our controlling shareholder, may conflict with the interests of other shareholders.
•	If we fail to maintain compliance with NASDAQ’s continued listing requirements our shares may be delisted from the NASDAQ Capital Market.
•	Penny stock rules may limit the ability of our stockholders to sell their stock.
•	We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.
•	We do not expect to distribute dividends in the foreseeable future.

Risks Related to Our Organization and Location in Israel

•	Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.
•	Our results of operations may be negatively affected by the obligation of our personnel to perform military reserve service.
•	Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.
•	Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore impact the price of our shares.
•	The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.
•	The termination or reduction of tax and other incentives that the Israeli government provides to domestic companies may increase the costs involved in operating a company in Israel.

Risks Related to Our Business and Our Industry

We have a history of operating losses and may not be able to achieve and sustain long term profitable operations.  We may not have sufficient resources to fund our operations in the future.

While we achieved net profits of $2.6 million and $1.8 million in the years ended December 31, 2020 and 2019, respectively, we have not maintained consistent profitable operations in the past. We have incurred an accumulated deficit of approximately $17.1 million since inception and our working capital amounted to $9.1 million as of December 31, 2020. There can be no assurance that we will be able to operate profitably in the future.  To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We will require additional capital in the future, which may not be available to us.

As of December 31, 2020, we had $2.2 million of outstanding loans from our banks, $4.7 million in cash and cash equivalents and working capital of $9.1 million. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) ability to maintain our current, or obtain additional, lines of credit and long-term loans from banks and other lenders. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future.

As of December 31, 2020, we had revolving lines of credit aggregating NIS 10.5 million (approximately $3.3 million) with our banks, of which approximately $370,000 was utilized as of such date, and $1.9 million of long-term loans (including current maturities) from banks and fixed assets suppliers. As of December 31, 2020, we were in compliance with our banks’ loan covenants. These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

The spread of novel strain of coronavirus, COVID-19, may adversely affect our business operations and financial condition.

In December 2019, an outbreak of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. This highly contagious disease has spread to over 180 countries in the world and throughout both Israel and the United States, seriously impacting our workforce, customers and suppliers, disrupting economies and financial markets, and potentially leading to a world-wide economic downturn. It has caused a disruption of the normal operations of many businesses, including the temporary closure or scale-back of business operations and the imposition of either quarantine or remote work or meeting requirements for employees, either by government order or on a voluntary basis. The pandemic may adversely affect our customers’ ability to perform their missions and is in many cases disrupting their operations. It may also impact the ability of our subcontractors, partners, and suppliers to operate and fulfill their contractual obligations, and result in an increase in their costs and cause delays in performance. These supply chain effects, and the direct effect of the virus and the disruption on our operations, may negatively impact both our ability to meet customer demand and our revenue and profit margins. The COVID-19 pandemic is continuously evolving, and to date has led to both Israel and the United States imposing quarantines and restrictions on travel and mass gatherings and curtailed and limited non-essential work in an attempt to slow the spread of the virus. Some of our employees are quarantined and in some cases, are working remotely and using various technologies to perform their functions. We may encounter delays or changes in customer demand, particularly if government funding priorities change. Additionally, the disruption and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital. The COVID-19 pandemic has adversely impacted our operations in various ways and during the first quarter of 2021, we encountered delays in supply of raw materials which created a slowdown in our production. Therefore, some of our employees were either placed on unpaid leave or paid vacation until this matter is resolved. The supply chain delays have resulted in a disruption in our operations and may negatively impact both our ability to meet customer demand and our revenue and profit during this period of uncertainty. While the ultimate impact of the spread of COVID-19 remains highly uncertain and is subject to change, if additional protective or preventative measures are imposed, on our business operations, revenues and financial condition may be adversely impacted.

We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

The proper function of our manufacturing equipment is an important element in our effectively operating our business. We own and use several unique manufacturing machines, some of which are aging and sometimes malfunction, causing disruptions and occasionally even cessation of our manufacturing activities, which adversely affects our business. It is possible that substantial funds may be required to repair or replace our production machinery, for which replacements or replacement parts may not be readily available to us. Machinery failure could cause a cessation of our manufacturing activities for a significant period of time, which may have a material adverse effect on our business, financial condition and results of operations.

Key customers account for a significant portion of our revenues. The loss of a key customer would have an adverse impact on our business results.

In the years ended December 31, 2020, 2019 and 2018, a group of affiliated companies accounted for 18.9%, 19.5% and 12.0% of our total revenues, respectively, and another group of affiliated companies accounted for 11.6%, 11.5% and 9.3% of our total revenues, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

We are dependent upon a select number of suppliers for timely delivery of key raw materials and the loss of one or more of these suppliers or delays in supply of these raw materials would adversely affect our manufacturing ability.  If these suppliers delay or discontinue the manufacture or supply of these raw materials, we may experience delays in production and shipments, increased costs and cancellation of orders for our products.

We currently obtain our key raw materials from a select number of suppliers.  We do not have long-term supply contracts with our suppliers and our principal suppliers may not continue to supply raw materials to us at current levels or at all.  Any delays in delivery or shortages in these raw materials could interrupt and delay manufacturing of our products and may result in the cancellation of orders for our products.

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the year ended December 31, 2020, our purchases from two (2) suppliers accounted for 25% and 19% of our total of consolidated raw material costs, respectively. In the event such raw materials are not readily available to us. We may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

If a raw material or component supplier fails to satisfy our product quality standards, including standards relating to “conflict minerals” it could harm our customer relationships.  Furthermore, if we are unable to identify an alternative source of supply, we may have to modify our products or a large portion of our production process to use a substitute raw material, which requires customers’ consent of use of such materials and which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

Our results of operations may be adversely affected by currency fluctuations.

Our revenues and expenses are denominated in NIS, dollars and euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The NIS value of our dollar and euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS. The average exchange rate for the NIS against the dollar was approximately 3.4% lower in 2020 than in 2019, which had a negative impact on our operating results in 2020. In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials. If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.

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

Significant portions of our business are conducted outside the markets in which our products and solutions are manufactured or generally sold, and accordingly, we often export a substantial number of products into such markets. We may be denied access to potential customers or suppliers or denied the ability to ship products from any of our subsidiaries into the countries in which we currently operate or wish to operate, as a result of economic, legislative, political and military conditions, including hostilities and acts of terrorism, in such countries.

In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries, and new and/or increased tariffs have subjected, and may in the future subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. While the U.S. and China signed a “phase one” trade deal on January 15, 2020 to reduce planned increases to tariffs, concerns over the stability of bilateral trade relations remain. In addition, the UK’s exit from the European Union known as Brexit, became effective on January 31, 2020. Under the terms of the withdrawal agreement, the UK continued to be subject to the laws and obligations applicable to all EU members during a transitional period which ended on December 31, 2020, including laws related to trade and data privacy and pharmaceuticals, while the future relationship between the UK and the EU was formally negotiated. The UK and the EU have signed a EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and will become formally applicable once ratified by both the UK and the EU. Changes related to Brexit could subject us to heightened risks in that region, including disruptions to trade and free movement of goods, services and people to and from the UK, disruptions to the workforce of our business partners, increased foreign exchange volatility with respect to the British pound and additional legal, political and economic uncertainty. If these actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

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

During the period 2014 to 2016, we received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 3.8 million ($980,000) excluding VAT, for discharges of industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system.  The payment demands were made on the basis of several samplings conducted by Meitav during 2013-2015. In December 2015, we completed the construction of a new wastewater treatment facility. In 2016, six wastewater samples were inspected by Meitav and were found to be in compliance with applicable standards. We reached a settlement with Meitav in July 2016. During 2020 our permit providing for deviations from the standards for discharges into the municipal sewage system expired and we are presently working the with Petach Tikva municipality to extend the permit permitting such deviations, but there can be no assurance that such extension will be granted.

In October 2015, we filed an application for an emissions permit with the Israeli Ministry of Environmental Protection, or the Ministry.  In January 2016, we received a notice of non-compliance from the Ministry stating that the application was incomplete and that we are in breach of the Clean Air Law, 5768-2008, or the Clean Air Law, and the Licensing of Businesses Law, 5728-1968, or the Licensing of Businesses Law. We submitted amended applications and conducted several discussions with the Ministry in 2016 and 2017 and received the emissions permit in July 2017. In 2021 we received a notice of non-compliance from the Ministry stating that we are in breach of the Clean Air Law in our air sampling. The company believes that it is entitled to a permit providing for deviations from the standards and has filed a request for such permit.

In March 2019, representatives of the Ministry inspected our premises and issued a warning related to an alleged breach of the Clean Air Law and a warning related to the Hazardous Materials Law (1993). Management believes that our company is not in violation of these laws. Following a hearing at the Ministry in August 2019, the Ministry conducted two additional tests after which we were asked to take corrective actions. During May 2020 and July 2020, representatives of the Ministry inspected our premises again. In September 2020 the Ministry issued a warning related to an alleged breach of the Clean Air Law, the Hazardous Materials Law (1993), the Water Law and Business Permit Law. We may be subject to fines and sanctions as stated in such laws. According to this letter, we were invited to a hearing at the Ministry on November 9, 2020. Following that hearing meeting, the district manager issued a protocol stating that he will recommend that the Ministry impose fines on our company. We responded and requested the district and Ministry to reconsider, taking into account the corrective measures taken by us. In addition, as part of the Hazardous Materials Law (1993), the Ministry has scheduled ground samples inspection in order to check compliance with applicable standards. We cannot estimate the outcome of such study; if we will be required to take corrective measures and if so, what would be the cost or impact on our business.

If we are found to be in violation of environmental laws, we could be liable, in addition to fines, for damages, costs of remedial actions and a range of potential penalties, and could also be subject to a shutdown of our factory. Such sanctions could have a material adverse effect on our business, financial condition and results of operations.

We may fail to be in compliance with financial covenants in our loan agreements.

We are subject to financial covenants in our loan agreements with the banks that provide us with our credit facilities and long-term loans. Our compliance with the financial covenants is measured annually based on our annual audited financial statements. As of December 31 of each of the three years ended December 31, 2018, we were not in compliance with these covenants and received waivers from our banks. We were compliant with our covenants to the banks with respect to our financial statements for December 31, 2019 and December 31, 2020. These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are encumbered as security for our liabilities to our banks, whose consents are required for any future pledge of such assets. The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreements prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

Both of the banks have the right to demand immediate repayment of the loans and lines of credit in the event of non-compliance with the financial covenants or a change of control in our company, if such a change occurred without their prior approval. Our failure to remain in compliance with each of the banks’ covenants, obtain waivers, negotiate agreements with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position.

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

The global PCB industry is highly fragmented and intensely competitive.  It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. and major international PCB exporters, mainly from South East Asia, Europe and North America. In March 2018, PCB Technologies announced an agreement for a significant investment of NIS 124.2 million (approximately $35 million) in the company, which could improve its competitiveness.

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

We may not succeed in our efforts to expand our activity in the U.S. market.  If we are unsuccessful, our future revenues and profitability would be adversely affected.

Our business plan assumes an increase in revenues from the U.S. market.  However, our efforts to increase sales to the U.S. market may not succeed and sales to the medical, defense and aerospace industries may be affected by several factors, including cutbacks in U.S. government spending, and this may not become a substantial market for us. If we are unsuccessful in such efforts, our future revenues and profitability would be adversely affected. In order to sell PCBs to the U.S. defense market we were required to obtain International Traffic in Arms Regulations (ITAR) registration from the U.S. Department of State, which is subject to periodic extension. There can be no assurance that we will be able to retain our ITAR certification. In the event of a change in control of our company, the U.S. Department of State may investigate the transfer of control and oppose the transaction.  The loss of our ITAR certification could adversely affect our future revenues and profitability.

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

Compliance with the conditions of a new business permit issued to us in 2018, if required, may be costly. We may become subject to certain sanctions, including significant fines, criminal proceedings and in an unlikely event an order shutting down our factory.

Israeli law required us to obtain a business permit in order to continue operating our business. Obtaining such a business permit is a long and expensive process. We received a new permit in 2018 for the period ending December 31, 2099. However, as a result of a new regulation, we expect to receive a notice that the term of the new permit will be for only 10 years. The permit contains certain conditions, including conditions imposed by the Israeli Ministry for Environmental Protection, and a building permit, which includes additional conditions, which we are required to comply with. According to applicable regulation, the authorities may impose new conditions to our existing permit. Compliance with the present and future conditions, if any, may be costly. If we are unable to comply with such requirements, certain sanctions may be imposed, including significant fines, criminal proceedings and in an unlikely event an order shutting down our factory.

We entered into discussions with the municipality in which our plant is located to review the necessity of obtaining a new business permit as a result of the transfer of shares from Nistec Ltd. to Nistec Golan in December 2018. The municipality believes that we should obtain a new business permit. Based on the opinion of our legal advisors, we believe that we are not required to obtain a new business permit as a result of the transfer of shares. During January 2021 the municipality sent us a letter confirming that the business permit that was granted in 2018 is still valid for 10 years, until 2028. We may be required to comply with new conditions imposed by the authorities and our compliance with all the existing conditions in the permit may be reexamined. Obtaining a new business permit, if required, will expose us to the above risks and substantial costs.

Damage to our manufacturing facilities due to fire, natural disaster, or other events could materially adversely affect our business, financial condition, and results of operations.

The destruction or closure of our facility for a significant period of time as a result of fire, explosion, act of war or terrorism, flood, tornado, earthquake, lightning, other natural disasters, required maintenance, or other events could harm us financially, increasing our costs of doing business and limiting our ability to deliver our manufacturing services on a timely basis.

Our insurance coverage with respect to damage to our facility or our customers’ products caused by natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate or continue to be available at commercially reasonable rates and terms.

In the event our facility is closed on a temporary or permanent basis as a result of a natural disaster, required maintenance or other event, our operations could be significantly disrupted. Such events could delay or prevent product manufacturing and shipment for the time required to transfer production or repair, rebuild or replace the affected manufacturing facilities. This time frame could be lengthy and result in significant expenses for repair and related costs. While we have disaster recovery plans in place, there can be no assurance that such plans will be sufficient to allow our operations to continue in the event of disaster, required repair or other extraordinary event. Any extended inability to continue our operations at unaffected facilities following such an event would reduce our revenue and potentially damage our reputation as a reliable supplier.

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

Our expenses are, in significant part, relatively fixed. If revenue levels fall below expectations, our net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the expenses varies with our revenues.  We may not be able to be profitable on a quarterly or annual basis in the future.  An ongoing pattern of cancellations, reductions in orders and delays could have a material adverse effect on our results of operations.  Due to all of the foregoing, it is very difficult to predict revenues for any future quarter with any significant degree of accuracy.  Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Our products and related manufacturing processes are often highly complex and therefore we may be delayed in product shipments. Our products may at times contain manufacturing defects, which may subject us to product liability and warranty claims.

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

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition and price our company’s shares could be materially and adversely affected.

We compete with PCB manufacturers in Asia whose manufacturing costs are lower than ours.

In recent years, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool.  The continued outsourcing of production to Asia is likely to result in additional commercial market share potential for PCB manufacturers with a strong presence and reputation in such markets. Accordingly, we will need to compete with PCB manufacturers whose costs of production may be substantially lower than ours. This competition may limit our ability to price our products profitably, which could significantly harm our financial condition and results of operations. In addition, we distinguish ourselves by focusing on developing cutting edge technologies for high-end products, in order to serve our sophisticated defense, aerospace and medical customers. This may limit our ability to reach certain clientele that demand lower-end products in order to reduce their costs.

Our enterprise resource planning system is no longer being fully supported by its developer and the hardware on which it runs may not be supported in the future; The failure of such system before we transition to a new system may adversely affect our business and results of operations and the effectiveness of our internal control over financial reporting.

Our current enterprise resource planning system (“ERP”) is designed to improve the efficiency of our supply chain and financial transaction processes, accurately maintain our books and records, and provide information important to the operation of the business to our management team. Our system is no longer being fully supported by its developer and the hardware on which the ERP runs on and the operating system of the hardware are at high risk of not being supported in the near future. While we intend to replace the system in the future, there is no immediate plan to do so. Any significant disruption or deficiency in our ERP could have a material adverse effect on our ability to fulfill and invoice customer orders, apply receipts, place purchase orders with suppliers, and make disbursements, and could negatively impact data processing and electronic communications among business locations, which may have a material adverse effect on our business, consolidated financial condition or results of operations.

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

Risks Related to Our Human Capital

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

Our ability to have access to insurance programs for directors and officers may be curtailed, which may adversely affect our ability to retain and attract directors and officers.

In recent years we have experienced difficulties in obtaining directors & officers' insurance on reasonable terms as result of a tightening insurance market. If we are unable to continue to obtain directors & officers’ insurance or in limits of coverage sufficient to satisfy our indemnification obligations to our directors and officers, we may be unable to retain such directors and officers and have limited ability to attract replacements.

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

Mr. Yitzhak Nissan, our Chairman of the Board and the controlling shareholder of Nistec Golan, beneficially owns 69.6% of our outstanding ordinary shares. Accordingly, Mr. Nissan and Nistec Golan have the ability to exercise a significant influence over our business and affairs and generally have the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions.  Mr. Nissan and Nistec Golan may make decisions regarding Eltek and our business that are opposed to other shareholders’ interests or with which other shareholders may disagree. Nistec Golan’s and Mr. Nissan’s voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders.

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

Penny stock rules may limit the ability of our stockholders to sell their ordinary shares.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. If we lose our listing on NASDAQ Capital Market our securities will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our  ordinary shares.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our ordinary shares.

In addition to the penny stock rules described above, FINRA has adopted rules that require that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit their ability to buy and sell our shares and have an adverse effect on the market for our ordinary shares.

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” (“PFIC”).  Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations”) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2020 tax year. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read “Material U.S. Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

Risks Related to Our Organization and Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices, production, manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Conflicts in North Africa and the Middle East, including Syria which borders Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

In addition, Israel faces political instability and a period of political deadlock which led to three elections during the last 18 months. There can be no assurance that continuing political instability will not lead to another election within the next 12 months.

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

              In June 2002, we acquired a majority ownership interest in Kubatronik-Leiterplatten GmbH (“Kubatronik”), a European manufacturing and marketing company located in Geislingen, Germany.  In December 2016, we sold all our shares of Kubatronik to Kubatronik’s only other shareholder and founder.  For additional information see Item 4C “Organizational Structure.”

              In July 2007, we established Eltek USA Inc. (“Eltek USA”), a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing in the North American market.    In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers.

              In November 2013, Nistec acquired 50.5% of our issued share capital and gained control of our company. In June 2016, Mr. Nissan, the controlling shareholder of Nistec, and our Chairman and then CEO, acquired 124,028 ordinary shares of our company in the market, increasing his ownership interest from 50.5% to 56.6%.

               In December 2018, Nistec Ltd., transferred its ownership interest in our company to Nistec Golan Ltd. Nistec Golan and Nistec Ltd. are privately held companies indirectly controlled by Mr. Nissan, through Nistec Holdings Ltd.

              In March 2019, we completed a rights offering to our shareholders of 2,351,716 ordinary shares at a price of $1.464 per share, for an aggregate consideration of $3.4 million.  Of such shares, Nistec acquired 1,707,364 shares and Mr. Nissan individually acquired 206,712 of our ordinary shares, increasing his direct and indirect voting interest from 56.6% to 69.9%.

              In December 2020, we completed a rights offering to our shareholders of 1,460,089 shares at a price of $3.90 per share, for an aggregate consideration of $5.7 million. Of such shares, Nistec acquired 1,159,813 shares, and Mr. Nissan individually acquired 43,576 of our ordinary shares, increasing his direct and indirect voting interest from 65.4% to 69.6%.

              During the three years ended December 31, 2020, we invested approximately $2.5 in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $1.8 million in capital expenditures in 2021, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities. We intend to finance these expenditures with suppliers’ credit, cash flow from operations, fund raising and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.

              In addition, we are considering expanding our business to a new facility within a few years. For this purpose we filed a request to the Ministry of Economics to approve our acquisition of certain property in Nof Hagalil (northern Israel) with exemption from “tender” made by the Israel Land Authority (“ILA”) for land allocation.  The Ministry of Economics approved its recommendation to the ILA to grant us such land with exemption from tender for 24 months. We are at a very early stage in this process and have not yet formulated a final plan or sought approval for a new facility in Nof Hagalil. There is no assurance that we will obtain all the permits necessary for such acquisition and construction of a new plant from the ILA or that we will be able to finance such project.

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

              Increased requirements for aerospace and defense products.  The aerospace and defense markets are characterized by increasingly time-consuming and complex certification processes, long product life cycles, and a demand for leading-edge technology with extremely high reliability and durability.  While the DoD budget faces increasing scrutiny as part of overall U.S. budget deficit reduction efforts, we anticipate that a continued DoD commitment to new product development and upgrades — incorporating leading-edge PCB technology in products for intelligence, surveillance and reconnaissance, communications and weapon systems — combined with Foreign Military Sales (the “FMS”) programs and a recovering global commercial aerospace industry will support a significant long-term market for these products.

Shortage of key raw materials. PCB manufacturers obtain their key raw materials from a select number of suppliers.  Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of PCB products and may result in the cancellation of orders for our products. If a raw material or component supplier fails to satisfy our product quality standards, including standards relating to “conflict minerals” it could harm our customer relationships.  Furthermore, if we are unable to identify an alternative source of raw material or component supplier, we may have to modify our products or a large portion of our production process to use a substitute raw material, which requires customers’ consent of use of such materials and which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products. In addition, price increases for our principal raw materials may materially affect our operating margins and future profitability.

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

Manufacturing and Engineering Processes

              Continued significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry.  During the three years ended December 31, 2020, we invested approximately $2.5 million in machinery and equipment for that purpose.

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

              During 2020 we invested in machinery and equipment, including a new Developing, Etching, Stripping DES line which allows us to meet the current and future requirements of PCB manufacturing and four additional  new laser drilling machines that increases our production capabilities. Our new equipment enables us to offer our customers solutions and participate in bids in which we were not able to participate in the past. The DES line is still under early stage running and we expect to get the permanent license during 2021. We continue to utilize advanced registration technologies and to improve the copper etching accuracy to comply with new specifications and requirements of our customers and potential customers.

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

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2020, 2019 and 2018, the primary industries for which we produced PCBs were defense and aerospace equipment (47.6%, 55.2% and 43.1% of production, respectively), medical equipment (8.3%, 9.5%, and 9.5% of production, respectively), industrial equipment (2.5%, 2.1% and 6.0% of production, respectively), distributors, contract electronic manufacturers and others (41.6%, 33.2% and 41.4% of production, respectively).

Customers.  During the year ended December 31, 2020, we provided PCBs to approximately 108 customers in Israel and approximately 91 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, the Netherlands, India, Italy, Romania, Uruguay, China, and South Africa.  Sales to non-Israeli customers were $16.0 million (43.6% of revenues) for the year ended December 31, 2020, $15.1 million (43.5% of revenues) for the year ended December 31, 2019 and $15.0 million (44.2% of revenues) for the year ended December 31, 2018. In the years ended December 31, 2020, 2019 and 2018, a group of affiliated companies accounted for 18.9%, 19.5% and 12.0%, of our total revenues, respectively, and another group of affiliated companies accounted for 11.6%, 11.5% and 9.3% of our total revenue, respectively.

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

              We like most PCB manufacturers generally obtain our key raw materials from a select number of suppliers.  Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of PCB products and may result in the cancellation of orders for our products. If a raw material or component supplier fails to satisfy our product quality standards, including standards relating to “conflict minerals” it could harm our customer relationships.  Furthermore, if we are unable to identify an alternative source of raw material or component supplier, we may have to modify our products or a large portion of our production process to use a substitute raw material, which requires customers’ consent of use of such materials and which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

              During the first quarter of 2021, we faced delays in obtaining the supply of certain raw materials which created a slowdown in our production. The delays in our supply chain may result in disruption in our operations and may negatively impact both our ability to meet customer demand and our revenue and profit during this period of uncertainty.

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

              Our backlog at December 31, 2020 was approximately $6.8 million compared to a backlog of approximately $9.1 million at December 31, 2019.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months. The backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

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

              In January 2014, July 2014 and September 2015, we received notices from Meitav, the water company of the Petach Tikva municipality, requiring payment of fees totaling NIS 3.8 million (approximately $980,000) excluding VAT, for discharges of  industrial wastewater allegedly not meeting the applicable standards into the municipal sewage system.  The payment demands were made on the basis of several samplings conducted by Meitav on our premises during 2013 to 2015.  We presented plans for a new wastewater treatment facility to Meitav in an effort to have Meitav rescind or reduce its demand for payment.

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

In March 2019, representatives of the Ministry inspected our premises and issued a warning related to an alleged breach of the Clean Air Law and a warning related to the Hazardous Materials Law (1993). Management believes that our company is not in violation of these laws. Following a hearing at the Ministry in August 2019, the Ministry conducted two additional tests after which we were asked to take corrective actions. During May 2020 and July 2020, representatives of the Ministry inspected our premises again. In September 2020, the Ministry issued a warning related to an alleged breach of the Clean Air Law, the Hazardous Materials Law (1993), the Water Law and the Business Permit Law. We attended another hearing at the Ministry on November 9, 2020. Following that hearing, the district manager issued a protocol stating that he will recommend that the Ministry imposes fines on our company. We have responded, and requested the district and Ministry to reconsider, taking into account the corrective measures that we have taken.

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

C.          Organizational Structure

              In June 2002, we acquired a 76% interest in Kubatronik, a PCB manufacturer that specializes in short run and prototype boards, including multi-layer, flex-rigid and HDI boards.  The founder held the remaining 21% interest in Kubatronik (after we acquired an additional 3% of shares of Kubatronik from him in May 2012).  The founder had the right to require us to purchase, and we had the right to require him (or his permitted transferee) to sell to us, his remaining interest in Kubatronik.  In May 2012, the founder exercised his option with respect to 3% of the shares for approximately Euro 69,000 and reduced his ownership percentage from 24% to 21%.  The price for the remaining holdings in Kubatronik under the put option was Euro 483,000, while the price for such holdings under the call option was Euro 513,000. Subsequently, Kubatronik incurred losses which were financed by us. Although we took measures to improve Kubatronik’s results, we were not successful in our efforts. Therefore, on December 19, 2016, we sold all of the Kubatronik shares held by us to the founder.  As part of the transaction, we paid him Euro 483,000 on account of his option and provided Kubatronik with a Euro 110,000 advance, to support its cash flow.  This advance, together with Kubatronik’s debt to us in the amount of Euro 1,031,000, was forgiven as part of the transaction.  In consideration for the sale, we are entitled to certain contingent consideration. Kubatronik will continue to manage Eltek Europe GmbH. In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers. Eltek Europe became inactive in 2019 and during 2020 we started the liquidation process that is expected to be concluded in 2021.

              In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing activities in the North American market.  Eltek USA Inc. commenced operations in 2008.

              In November 2013, Nistec acquired a controlling 50.5% stake in our company.  In June 2016, Mr. Nissan, our Chairman and then CEO and the controlling shareholder of Nistec, acquired 124,028 additional ordinary shares of our company, increasing his direct and indirect voting interest from 50.5% to 56.6%. In December 2018, Nistec Ltd. transferred its ownership interest in our company to Nistec Golan Ltd. Nistec Golan and Nistec Ltd., are privately held companies indirectly controlled by Mr. Nissan, through Nistec Holdings Ltd.

D.          Property, Plants and Equipment

Leased Facilities

              Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel, which will expire in February 2022. In 2020, we signed an amendment to the lease agreement which extend the lease contract until February 2027 with an option to extend the lease for an additional five years period, which will expire in February 2032.  In the year ended December 31, 2020, we incurred $960,000 of leasing expenses for these premises.

              Our U.S. subsidiary, Eltek USA Inc., leases approximately 1,682 square feet of office space in New Hampshire under a lease that expires in February 2024.  In the year ended December 31, 2020, we paid an aggregate of $14,000 in lease payments for these premises.

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

Overview

              We were incorporated under the laws of the State of Israel in 1970.  We develop, manufacture, market and sell PCBs, including HDI multi-layered and flex-rigid boards for electronic devices.  Our principal customers include manufacturers of medical equipment, defense and aerospace equipment, industrial equipment, and telecom and networking equipment, as well as contract electronic manufacturers.  We have production facilities in Israel, marketing subsidiaries in the United States and an inactive subsidiary in Germany.

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

              Inventories.  We are required to state our inventories at the lower of cost or net realizable value.  Cost is determined on the weighted average basis for raw materials.  For work in progress and finished goods, the cost is determined based on calculation of accumulated actual direct and indirect costs. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, and for market prices lower than cost. Any write-off is recognized in our consolidated statements of income as cost of revenues. In addition, if required, we record a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of our forecast of future demand consistent with our valuation of excess and obsolete inventory.

Income taxes. We account for income taxes in accordance with Accounting Standards Codification No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

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

              The severity of the pandemic and the uncertainty regarding the length of its effects could have negative consequences for our company.  Some of our employees are quarantined and in some cases, are working remotely due to safety concerns, but most of the work is still preformed from our production facility.  During 2020, the pandemic did not materially affect our company’s operations, which have been deemed an “essential enterprise” by the Israeli government and we are making efforts to operate as normal.  Our ability to collect money, pay bills, handle customer and consumer communications, schedule production and order raw materials necessary for our production has not been materially impacted, except the delay we were facing in the first quarter of 2021 in supply of certain raw materials, which may negatively impact both our ability to meet customer demand and our revenue and profit during this period of uncertainty. Our cash position remains stable with approximately $5.7 million of cash and cash equivalents as of March 16, 2021.

Results of Operations

              The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2020	2019	2018
Revenues	100%	100%	100%
Cost of revenues	(78.9)	(82.7)	(92.3)
Gross profit	21.1	17.3	7.7

Selling, general and administrative expenses	(12.8)	(13.3)	(13.8)
Operating profit (loss)	8.3	4.0	(6.1)
Financial expenses, net	(0.9)	(1.3)	(1.4)
Other income (loss), net	(0.1)	2.7	*
Profit (loss) before income tax expense	7.3	5.4	(7.5)
Income tax (expense)	(0.2)	(0.2)	(0.2)
Net profit (loss)	7.1	5.2	(7.7)

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

              Revenues.  Revenues increased by 5.5% to $36.7 million in the year ended December 31, 2020, from $34.8 million in the year ended December 31, 2019.  The increase in revenues is primarily attributable to increased revenues in Israel and the Netherlands.

              Cost of Revenues.  Cost of revenues increased by 0.7% to $29.0 million for the year ended December 31, 2020, from $28.8 million for the year ended December 31, 2019.  The increase in cost of revenues is primarily attributable to increase in revenues, offset by a reduction in raw material consumption costs during the year.  Cost of revenues as a percentage of revenues decreased to 78.9% for the year ended December 31, 2020, from 82.7% for the year ended December 31, 2019.  The decrease in cost of revenues as a percentage of revenues is primarily attributable to our efforts to reduce raw material consumption costs and reduced municipality taxes during 2020.

              Gross Profit.  Gross profit increased by 28.3% to $7.7 million for the year ended December 31, 2020, from $6.0 million for the year ended December 31, 2019.  Gross profit as a percentage of revenues increased to 21.1% for the year ended December 31, 2020, from 17.3% for the year ended December 31, 2019.  The increase in gross profit is primarily attributable to the increase in revenues, the reduction in municipality taxes and reduced raw material consumption costs.

              Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $4.7 million in the year ended December 31, 2020 as compared to $4.6 million in the year ended December 31, 2019. Selling, general and administrative expenses, which primarily consist of labor-related costs, marketing and sales activities and other consulting and administrative expenses, did not change significantly between the two years.

              Operating Profit (Loss).  We recorded an operating profit of $3.0 million in the year ended December 31, 2020 compared to an operating profit of $1.4 million in the year ended December 31, 2019. The improvement in our operating profit is primarily attributable to the increase in our revenues as well as our continued cost savings efforts.

              Financial Expenses, Net.  Financial expenses, net decreased to $337,000 in the year ended December 31, 2020, from $440,000 in the year ended December 31, 2019.  The decrease in financial expenses in 2020 compared to 2019 is primarily attributable to the decrease in our financial liabilities and the impact of such decrease on interest expenses, offset by an increase of expenses attributable to the NIS exchange rate on outstanding dollar and Euro denominated balances of our receivables from customers and debts to our suppliers.

              Other Income (Expenses), Net.  We had other expenses, net of $16,000 in the year ended December 31, 2020, mainly attributable to disposal of equipment. We had other income, net of $923,000 in the year ended December 31, 2019, mainly attributable to receipt of payment on an insurance claim made in 2018 for damage to one of our manufacturing machines and the resulting losses that occurred as a result of this event.

Income Tax Expense.  During the year ended December 31, 2020 we recorded a tax expense of $71,000 compared to a tax expense of $77,000 in 2019. Tax expenses in 2020 and 2019 were mainly attributable to the increase in deferred tax liability and tax related to our subsidiary in the United States.

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

              Gross Profit.  Gross profit increased by 131% to $6.0 million for the year ended December 31, 2018, from $2.6 million for the year ended December 31, 2018.  Gross profit as a percentage of revenues increased to 17.3% for the year ended December 31, 2019, from 7.7% for the year ended December 31, 2018.  The increase in gross profit is primarily due to the reduction of fixed and variable costs and an increase in our prices.

              Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $4.6 million in the year ended December 31, 2019 as compared to $4.7 million in the year ended December 31, 2018. Selling, general and administrative expenses primarily consist of labor-related costs, marketing and sales activities and other consulting and administrative expenses.

              R&D Expenses. In 2019, we recorded R&D expenses of $16,000 in connection with our participation in a consortium within the framework of the MAGNET program of the IIA. We did not incur R&D expenses in 2018.

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

Impact of Currency Fluctuations and Inflation

              Our revenues and expenses are denominated in the NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  For example, the NIS value of our dollar or Euro denominated revenues are negatively impacted in case of a devaluation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was approximately 3.4% lower in 2020 than 2019 and the average exchange rate of the NIS against the Euro was 1.7% lower in 2020 than 2019, and in total, these changes had a negative impact on our operating results in 2020.  The average exchange rate for the NIS against the dollar was 0.8% lower in 2019 than 2018 and the average exchange rate of the NIS against the Euro was 6.0% lower in 2019 than 2019, and in total, these changes had a negative impact on our operating results in 2019.

              The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currencies for our business, the dollar and Euro, between December 31 each year and December 31 of the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index, or the CPI.

	Year Ended December 31,
	2020	2019	2018	2017	2016
Dollar	(7.0)%	(7.8)%	8.1%	(9.8)%	(1.5)%
Euro	1.7%	(9.6)%	3.3%	2.7%	(4.8)%
Israeli CPI	(0.7)%	0.6%	0.8%	0.4%	(0.2)%

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

              Israel and the E.U. concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligated Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the E.U., which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the E.U.  In June 2014, Israel joined the E.U.’s Horizon 2020 Research and Innovation program.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and most recently, UAE, and other nations in Eastern Europe and Asia.

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

              As of December 31, 2020, we had approximately $20.6 million in tax operating loss carryforwards and $10.8 million in capital loss carry forwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year and the tax assessments we received for the 1996-2008 tax years are considered final due to the statute of limitations.  Our European subsidiary, Eltek Europe, has received final tax assessments through the 2010 tax year.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation.

              During 2020, we recorded tax expenses of $71,000. In 2019, we recorded tax expenses of $77,000, mainly in respect of our subsidiary in the United States. In 2016, we wrote-off the entire amount of our deferred tax assets based on uncertainty about our ability to realize it in the foreseeable future. Such uncertainty resulted from a reduced demand for our products, a change in the PCB buying patterns of our customers, which shifted some PCB acquisitions overseas, increased competition, on-going manufacturing challenges, the current severity of the pandemic and the uncertainty regarding the length of its effects, the delays in supply of certain raw materials which created slowdown in our production. Which may negatively impact both our ability to meet customer demand and our revenue and profit during this period of uncertainty and possible devaluation of the U.S. dollar against the NIS, all of which may adversely affect our future profitability.

Recently Issued Accounting Standards

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The adoption this standard did not have a material effect on our consolidated financial statements.

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

In June 2017, we received a loan of NIS 5.0 million (approximately $1.4 million) from Nistec and in March 2018, we received additional loans from Nistec in the amount of NIS 4.0 million (approximately $1.2 million). In July 2018, we received a third loan from Nistec of NIS 1.0 million (approximately $290,000). In December 2018, these loans and the shares of our company that were held by Nistec were transferred within the Nistec group to an affiliated company, Nistec Golan Ltd.  We and Nistec Golan subsequently renegotiated the term and interest provisions of these loans aggregating NIS 10 million (approximately $ 2.9 million) and on December 5, 2019, our shareholders approved the execution of the renegotiated interest agreement with Nistec Golan (the “Interest Agreement”).  Under the terms of the Interest Agreement, the Loans carried interest, as follows, until their repayment from the proceeds of the December 2020 rights offering:

•	A loan amount of NIS 5 million carried interest of Prime + 1% from September 26, 2019 until January 7, 2020.

•	A second loan amount of NIS 5 million carried interest of Prime + 1.75%, from January 1, 2019 until it was repaid in full in December 2020.

In addition to the above loans, in January 2019, Nistec Golan provided a NIS 2.0 million (approximately $580,000) guarantee of an existing line of credit to a bank, which was payable on April 30, 2019. In February 2019, our audit committee approved the exercise of the option that Nistec would repay the debt owed to the bank and would be converted into a loan to us, which was repaid on May 1, 2020.

              In June 2020, we obtained a loan of NIS 4 million (approximately $1.2 million) from Mizrahi-Tefahot Bank, guaranteed by Nistec Ltd. The loan is for a period of five years, with preferred terms including  a repayment schedule that starts after a 12 month grace period and carried interest of Prime + 1.50%, which was waived for the first year of the loan.

              In March 2019, we completed a rights offering to our shareholders of 2,351,716 ordinary shares at a price of $1.464 per share, for an aggregate consideration of $3.4 million.  Of such shares, Nistec acquired 1,707,364 shares and Mr. Nissan individually acquired 206,712 of our ordinary shares, increasing his direct and indirect voting interest from 56.6% to 69.9%. The proceeds of this rights offering were used to reduce our outstanding debt under our lines of credit by NIS 6.0 million (approximately $1.7 million), as well as for working capital and other general corporate purposes, including investment in equipment.

              In December 2020, we completed a rights offering to our shareholders of 1,460,089 shares at a price of $3.90 per share, for an aggregate consideration of $5.7 million. Of such shares, Nistec acquired 1,159,813 shares, and Mr. Nissan individually acquired 43,576 of our ordinary shares, increasing his direct and indirect voting interest from 65.4% to 69.6%. The proceeds of this rights offering were used to reduce our outstanding debt of NIS 10.0 million to Nistec (approximately $3.1 million), as well as for working capital and other general corporate purposes, including investment in equipment.

              As of December 31, 2020, we had $4.7 million in cash and cash equivalents and working capital of $9.1 million compared to $1.6 million in cash and cash equivalents and a working capital deficit of $1.2 million at December 31, 2019.

Cash Flows

The following table summarizes our cash flows for the periods presented:

Year ended December 31,	2020	2019	2018
	($ in thousands)
Net cash provided by (used in) operating activities	3,252	2,578	(813)
Net cash used in investing activities	(1,140)	(806)	(619)
Net cash provided by (used in) financing activities	814	(1,132)	1,527
Effect of translation adjustments	181	(4)	10
Net increase in cash and cash equivalents	3,107	636	105
Cash and cash equivalents at beginning of year	1,628	992	887
Cash and cash equivalents at end of year	4,735	1,628	992

              The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

              Net cash provided by operating activities was $3.3 million in the year ended December 31, 2020. This amount was primarily attributable to our net profit of $2.6 million, depreciation of fixed assets of $1.6 million and an increase of $448,000 in other liabilities and accrued expenses. This amount was partially offset by an increase in trade receivables of $956,000, increase in other accounts receivables and prepaid expenses of $556,000 and a decrease in trade payables of $449,000.

              Net cash provided by operating activities was $2.6 million in the year ended December 31, 2019. This amount was primarily attributable to our net profit of $1.8 million, depreciation of fixed assets of $1.5 million and a decrease of $598,000 in other accounts receivables and prepaid expenses. This amount was partially offset by an increase in trade receivables of $1.3 million and a decrease in other liabilities and accrued expenses of $529,000.

              Net cash used in operating activities was $813,000 in the year ended December 31, 2018. This amount was primarily attributable to our net loss of $2.6 million, a decrease in trade payables of $871,000 and a decrease in other liabilities and accrued expenses of $443,000. This amount was partially offset by a depreciation of fixed assets of $1.6 million, a decrease in trade receivables of $790,000 and a decrease in other accounts receivables and prepaid expenses of $467,000.

              Net cash used in investing activities was $1.1 million in the year ended December 31, 2020, compared to $806,000 in the year ended December 31, 2019 and compared to $619,000 in the year ended December 31, 2018.  Net cash used in investing activities in each of the years ended December 31, 2020 was primarily for the purchase of fixed assets for our production lines and leasehold improvements.

              Net cash provided by financing activities was $814,000 in the year ended December 31, 2020, which was primarily attributable to the $5.6 million of proceeds from a rights offering of our ordinary shares and proceeds from long term loans of $1.1 million. These amounts were partially offset by a decrease of $1.6 million in short-term credits and the repayment of short-term shareholder loans of $3.7 million.

              Net cash used in financing activities was $1.1 million in the year ended December 31, 2019, which was primarily attributable to a decrease of $4.2 million in short-term credits, the repayment of a long term loan of $891,000 and the repayment of fixed asset payables of $477,000. These amounts were partially offset by proceeds of $3.3 million from a rights offering of our ordinary shares, an increase in short-term shareholders’ loans of $561,000 and proceeds from long term loans of $558,000.

              Net cash provided by financing activities was $1.5 million in the year ended December 31, 2018, which was primarily attributable to increase in short-term credit of $986,000, an increase in a short-term shareholder loan of $1.4 million and proceeds from long term loans of $378,000. These amounts were partially offset by a repayment of long term loan of $910,000 and a repayment of credit from fixed asset payables of $317,000.

As of December 31, 2020, our cash position (cash and cash equivalents) totaled $4.7 million and we had working capital of $9.1 million.

              As of December 31, 2020, we had revolving lines of credit of approximately $2.7 million with Bank Hapoalim B.M, $560,000 with Bank Leumi B.M, and long-term loans of $1.2 million with Mizrahi-Tefahot Bank and $415,000 from Bank Leumi B.M. As of December 31, 2020, we also had long-term loans from suppliers of fixed assets in the aggregate amount of $206,000 which is linked to the Euro, which bears no interest. Our credit lines and short-term loans bear annual interest at Prime + 1.75% and our long-term NIS bank loans bear annual interest of Prime + interest at range of 1.50% to 1.75%.

              The credit lines and loans from the banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements with the banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

              Bank Hapoalim and Bank Leumi require us to maintain a specific set of covenants each fiscal year.  We are required to meet all of the following financial covenants: (i) maintaining adjusted shareholders’ equity equal to the greater of $4.5 million or 17% of our consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders’ equity excludes certain intangible and other assets.  Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses.  The adjusted covenants include: (i) adjusted shareholders' equity (excluding certain intangible and other assets) of at least $ 2.5 million; and (ii) positive EBITDA (greater than zero). As of December 31, 2020 and 2019, we were in compliance with the covenants.  As of December 31, 2018, we were not in compliance with the covenants; however, one bank granted us a waiver from such non-compliance.

These credit facilities may not remain available to us in the future and under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

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

              In June 2020, we obtained a loan of NIS 4 million (approximately $1.2 million) from Mizrahi-Tefahot Bank, guaranteed by Nistec Ltd. The loan is for a period of five years, with preferred terms, including  repayment schedule that starts after a 12 month grace period  and carried interest of Prime + 1.50%, which was waived for the first year of the loan.

              Capital expenditures on a cash basis for the years ended December 31, 2020, 2019 and 2018 were approximately $1.1 million, $806,000 and $619,000, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2020 amounted to $713,000.  Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements. We intend to finance our 2021 capital expenditures mainly with funds raising, bank loans, suppliers’ credit and operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us.  Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

              We expect to finance our 2021 operations from our cash flow, revolving bank credit lines and long-term bank loans, supplier financing and fund raising. Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2021, our liquidity could be negatively affected by the continuation of the Coronavirus outbreak, which could have an adverse effect on the global markets and on our operations, shortage in raw materials, continued operational difficulties in our manufacturing and a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D. “Key Information - Risk Factors.”  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2021. Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.          Research and Development, Patents and Licenses

We generally do not engage in research and development. In 2014, we were granted membership in Printel, a consortium within the framework of the MAGNET program of the Israeli Innovation Authority IIA. Printel was created specifically to develop printed electronic technologies that are an alternative innovative technology for the electronics industry.  In addition, in 2020 we entered to additional participation in a consortium within the framework of the MAGNET program of the IIA, but this participation was eventually not approved by the IIA. Under the terms of the consortium, each member of the consortium received an advance for its research and development costs for a specific research and development project assigned to it by the consortium.  The IIA reimburses 66% of the approved research and development expenses, less certain consortium expenses.  These reimbursements are contingent upon our submitting periodic reports prepared in accordance with the requirements of the NATI. We are not required to pay the IIA royalties with respect to this grant.

During January 2021 we received approval for grants from the Israeli Investment Authority that will fund 15%-20% of our expected $1.5 million investment in Advanced Manufacturing Equipment fit to Industry 4.0 standards, which focuses on interconnectivity, automation, machine learning, and real-time data. In addition, we received final approval from the Israel Innovation Authority (“IIA”) for a 50% participation in an approximately $250,000 one-year development program, which is set to start in March 2021.  The total R&D program may be extended for a second year, subject to IIA approval. This R&D program is meant to enable Eltek to achieve a significantly faster production rate in certain stages of its manufacturing process, which will also drastically reduce scrap.  There can be no assurance that the R&D program will succeed in achieving its goals or that all pre-defined benefits will be attained. The development program and process is designed to ensure air cleanness in order to meet ISO-14644-1 Standard class ISO 5 for cleanroom measurement.

D.          Trend Information

In recent years, we faced a reduced demand for our products. We include in our backlog all purchase orders scheduled for delivery within the next 12 months..  Our backlog at December 31, 2020 was approximately $6.8 million compared to a backlog of approximately $9.1 million at December 31, 2019 The decrease in our backlog was primarily due to the increase of delivery of our products during the fourth quarter of 2020 and the reluctance of our customers to maintain inventory. As a result, they are refraining from placing orders significantly in advance. As a result, we have experienced a reduction in order backlog and there is greater uncertainty in respect of future orders.

E.          Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.          Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2020.

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
Short-term bank credit (1)	676	676	-	-	-
Long-term debt obligations (1)	1,562	66	1,011	485	-
Operating lease	6,419	1,021	2,059	2,119	1,220
Other contractual obligations	2,761	612	882	737	530
Purchase obligations	1,358	1,358	-	-	-
Other short-term liabilities reflected on the company’s balance sheet)	3,703	3,703	-	-	-
Other long-term liabilities reflected on the company’s balance sheet	410	-	-	-	410
Estimate of interest payments on long-term debt obligations (2)	113	49	54	10	-
Total	17,002	7,485	4,006	3,351	2,160
_________________________
(1)
Long-term debt obligations include current maturities to be paid in the next 12 months. For information on the interest rates of our short-term bank credit and long-term debt obligations, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

(2)
The estimate of interest payments on long-term debt obligations is based on current interest rates as of December 31, 2020 (including current variable rates on the existing long-term debt obligations) and on the current volume of debt obligations, assuming loan repayment in future years as disclosed in Note 8 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Directors

              Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	71	Chairman of the Board of Directors
Mordechai Marmorstein (1)(2)	74	Director
David Rubner(4)	81	Director
Erez Meltzer(4)	63	Director
Gad Dovev(1)(2)(3)(4)	74	External Director
Ilana Lurie (1)(2)(3)(4)	48	External Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee
(4) Member of the Special Independent Committee for M&A purposes

              At our 2020 annual general meeting of shareholders held on October 29, 2020, our shareholders re-elected Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to serve as a directors until our 2021 annual general meeting of shareholders. Mr. Gad Dovev was elected to serve as an external director for a third three-year term, at our 2020 meeting of shareholders held on October 29, 2020. Ms. Ilana Lurie was elected to serve as an external director for a second three-year term, at our 2018 meeting of shareholders held on September 6, 2018.

              Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013, and is a member of our Banking Committee.  From October 2014 to July 2018, Mr. Nissan also served as our Chief Executive Officer. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985.  Mr. Nissan served as a member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) Presidential Board between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012.  Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel.  In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality.  Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

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

              David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Telemessage International Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. degree in Engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

              Erez Meltzer has served as a director since 2009 including as the Chairman of our Board of Directors from 2011 to 2013.  Mr. Meltzer was the Executive Chairman of Hadassah Medical Center until the end of 2020.  Mr. Meltzer also serves as a director of Ericom Software Ltd., Hadasit Bio Holding (HBL) Ltd., GEM Pharma Ltd., Nano-x Imaging Ltd., Plantis Pharma Ltd., Supplant Ltd., Tevel Aerobotics Technologies Ltd., Smart Agro LP. and Rivulis Plastro Ltd.. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served is a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999, and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University, and is a graduate of the Advanced Management Program at Harvard Business School.

              Gad Dovev was re-elected to serve as an external director in October 2020 and is a member of our audit, compensation and banking committees.  Mr. Dovev retired from the Israeli Ministry of Defense in August 2012.  Mr. Dovev served as head of the Israeli Ministry of Defense Mission to the United States from August 2008 to August 2011.  From August 2005 to August 2008, Mr. Dovev served as head of the Israeli Ministry of Defense Mission to Germany.  Prior to that, from 2001 to 2005, Mr. Dovev acted as Deputy General Manager of the Israeli Ministry of Defense and Head of the Rehabilitation Department.  From 1993 to 2001, Mr. Dovev served as Director of the Finance Department and the Financial Comptroller of the Israeli Ministry of Defense.  Mr. Dovev served as member of the Board of Directors of Bank Otsar Ha-Hayal Ltd., IMI-Israel Military Industries Ltd., Shekem Ltd. and Gapim Ltd.  Mr. Dovev holds a BSc. degree in Financial and Agricultural Administration from the Hebrew University of Jerusalem.

Ms. Ilana Lurie was elected to serve as an external director in September 2018 and is a member of our audit and compensation committees. Ms. Lurie has over 15 years of experience in international finance and operations, predominantly in management positions within large, regulated technology companies. From 2012 and 2020 Ms. Lurie has been CFO of NovelSat, a world leader in satellite transmission technology. Prior to her tenure at NovelSat, in 2012, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ).  From 2006 to 2011, Ms. Lurie held a number of financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Earlier in her career, from 2001 to 2006, Ms. Lurie served as Controller for Amdocs (NASDAQ:DOX). Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Eli Yaffe	66	Chief Executive Officer
Alon Mualem	53	Chief Financial Officer
Yitzhak Zemach Oriel Sallary	45 58	Director of Operations VP Sales and Marketing
Sagi Balter	40	VP Process Engineering
Shmuel Meidan	60	VP Quality Assurance

Eli Yaffe joined us in July 2018 as our Chief Executive Officer. Prior to joining our company, Mr. Yaffe was the CEO of Carmel Forge Ltd. (Aerospace) from August 1996 to May 2012. 2012 -2018?  Prior thereto Mr. Yaffe served as the CEO of Urdan Industries Ltd. (Defense). Previously, Mr. Yaffe served as VP of Business Development & Strategic Planning, responsible for strategy, M&A, and business development at Ormat Industries Ltd., including a number of years in the U.S. Mr. Yaffe holds a B.Sc. degree (with distinction) from the Technion- Israel Institute of Technology, M.Sc. degree in Mechanical Engineering from Tel Aviv University and an MBA degree (with distinction) in Finance & Marketing from Bar Ilan University.

Alon Mualem joined us in January 2019 as our Chief Financial Officer. Mr. Mualem served as the CFO of Mer Telemanagement Solutions Ltd., a company traded on NASDAQ, from 2007 to September 2018. Prior thereto, between 2005 and 2007, Mr. Mualem served as the CFO of Xfone, Inc. (AMEX and TASE: XFN), an international communications services company and its subsidiary, Xfone 018 Ltd. Previously, Mr. Mualem served as a controller and CFO of hi-tech companies, and as an audit manager at Somekh-Chaikin – KPMG. Mr. Mualem holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a licensed CPA (Israel).

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

Oriel Sallary joined us in May 2020 as Vice President of Worldwide Sales and Marketing. Mr. Sallary has over 25 years of sales experience in the semiconductor industry. Mr. Sallary served as VP Sales and Marketing at Tritech ltd. a distribution company in Israel from 2010 to April 2020. Previously, Mr. Salary held various positions including VP Sales and Marketing, senior account executive, sales director at Tritech Ltd. Mr. Sallary holds a bachelor’s degree in Business Administration from Ruppin Academic Center and Electronic Engineering from ORT Singalovski College.

Sagi Balter joined us in December 2015 as our electroplating process engineer and became our VP Process Engineering in September 2019. Previously, Mr. Balter served as the senior researcher in the surface physics laboratory of the Weizmann Institute from 2013 to 2015.  Prior thereto, he served as a R&D engineer at American Aviation Ltd from 2009 to 2014. Mr. Balter holds a Ph.D. degree in Chemistry from the Bar-Ilan University.

Shmuel Meidan joined us in March 2020 as our VP Quality Assurance.  Previously, from 2013 to March 2020, Mr. Meidan served as the Chief Quality Manager of EPS Technology Ltd., a provider of computers and electronic systems to the defense and industrial markets. Prior thereto, he served as a Quality Manager at Elbit Systems ELOP Ltd. (NASDAQ:ESLT), a developer and supplier of airborne, land and naval systems for defense, from 2001 to 2013. Mr. Meidan holds a B.Sc.T.E degree in Mechanical Engineering from Tel Aviv University and a B.Sc.T.E degree in Mechanical Technology Education for High Schools from Tel-Aviv University.

              There are no family relationships between any of our directors and executive officers.

B.          Compensation

              The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2019.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (consisting of 12 persons)	$1.6 million (1)	$365,000(2)

(1)	During the year ended December 31, 2020, we paid each of our directors an annual fee of approximately $8,400 and an attendance fee of $270 per meeting. These fees are included in the above amount.

(2)	The benefits amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

              As of December 31, 2020, options to purchase 113,074 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $4.20 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2020. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2020.

Name of Officer	Position of Officer	Compensation for services (USD)(1)
		Base salary	Benefits and Perquisites (2)	Equity- Based (3)	Total compensation
Yitzhak Nissan (4)	Chairman of the Board	314,255	-	-	314,255
Eli Yaffe	Chief Executive Officer	272,723	330,708	40,346	643,777
Alon Mualem	Chief Financial Officer	156,273	148,087	5,722	310,082
Yitzhak Zemach	VP Operations	119,937	100,717	11,758	232,412
Richard Smith	Vice President of Sales, US Western Region	164,051	27,392	-	191,443

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.437 per $1.00 (the average exchange rate in 2020).
(2)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable, bonuses, car related expenses, managers’ insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits. Bonuses represent accrued but not yet paid bonus payments for 2020, based on several criteria, including revenues, profit, employees’ safety, yield and on time deliveries.

(3)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2020 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

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

              At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by Israeli Companies Law regulations. We have determined that our external directors, Mr. Gad Dovev and Ms. Ilana Lurie, have the requisite “accounting and financial expertise.”

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

              Our shareholders elected Ms. Ilana Lurie to serve as an external director, effective September 6, 2018, for a three-year term. At the 2020 annual general meeting of shareholders, Mr. Gad Dovev was re-elected, for a third three-year term, to serve as an external director.

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

              Special Independent Committee for the Rights Offering

              In December 2018, our Board of Directors established a committee, which received the Board’s mandate to examine, review and recommend to the Board the terms including the price per share to be offered to the company’s shareholders in a rights offering in March 2019 and in November 2020. The committee, which was composed of Mr. Dovev, Ms. Lurie, and Mr. Meltzer, was dissolved after the completion of the rights offering.

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

              On October 29, 2020, our shareholders approved the D&O Policy described in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 23, 2020, including the order of payment, for the benefit of the directors and officers of the Company (excluding its controlling shareholder), currently serving and as may serve from time to time.

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

D.          Employees

We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain our employees. We believe that an engaged workforce is key to maintaining our ability to innovate.

We are committed to providing a safe work environment for our employees in compliance with applicable regulations. We have taken necessary precautions in response to the recent COVID-19 outbreak, including offering employees flexibility to work from home and mandatory social distancing requirements in the workplace.

              As of December 31, 2020, we employed 285 full-time employees in Israel, of which 202 were employed in manufacturing services, 38 in process and product engineering, 20 in quality assurance and control, 11 in sales and marketing and 14 in finance, accounting, information service and administration.

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

              In addition, Eltek USA, a wholly-owned Delaware subsidiary, employed 3 full-time employees as of December 31, 2020, as compared to 3 full-time employees as of December 31, 2019, and 4 full-time employees as of December 31, 2018.

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

              Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute of Israel, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.6% of the salary (same in 2019) and the employee contribution to the National Insurance Institute is at the rate of 12% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum monthly salary of NIS 44,020 (approximately $12,800) in 2020, and NIS 43,370 (approximately $12,600) in 2019 and 2018.  In the year ended December 31, 2020, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 5.1% of the salaries.

E.          Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 22, 2021 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (2)
Yitzhak Nissan (1)	4,065,912	69.6%

All executive officers and directors as a group (12 persons) (3)	4,134,105	70.0%
__________

              (1) Except for Mr. Nissan, none of our directors or executive officers holds any of our ordinary shares. Mr. Nissan is the beneficial owner of 3,891,596 shares held by Nistec Golan, a company controlled by him and holds 174,316 shares as an individual. The principal business address of Nistec Golan is 43 Hasivim Street, Petach Tikva, Israel.

              (2) The percentages shown are based on 5,840,357ordinary shares issued and outstanding as of March 22, 2021.

              (3) The number of ordinary shares beneficially owned includes 68,193 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

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

              During 2019, 62,662 options were granted (including an adjustment to options previously granted, to reflect the dilutive effect of the rights offering) under the plan and no options were exercised.  During 2020, 16,014 options were granted (including an adjustment to options previously granted, to reflect the dilutive effect of the rights offering) under the plan and no options were exercised.  As of December 31, 2020, options to purchase 134,533 ordinary shares were outstanding under the plan, exercisable at an average exercise price of $4.55 per share.

              In December 2020, the Company's Compensation Committee and Board of Directors, as applicable, approved the grant options to purchase  100,000 ordinary shares to the Company’s CEO, subject to the next shareholders meeting approval.

              During March 2021 our Compensation Committee and Board of Directors approved the grant of options to purchase  170,200 ordinary shares to our directors, office holders and employees, some of which grants are subject to the approval of the next shareholders meeting.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

              The following table sets forth certain information as of March 22, 2021 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Golan Ltd. (3)	3,891,596	66.63%
Yitzhak Nissan (3)	174,316	2.98%
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

(2)	The percentages shown are based on 5,840,357 ordinary shares issued and outstanding as of March 22, 2021.
(3)
Based on a Schedule 13D/A filed on February 16, 2021. In addition, Nistec Ltd. transferred its shares to Nistec Golan in December 2018. Nistec Golan is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec.

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

              In our March 2019 rights offering to our shareholders,  Nistec acquired 1,707,364 additional ordinary shares of our company and Mr. Nissan acquired 206,712 additional ordinary shares of our company.

              In our December 2020 rights offering to our shareholders, Nistec acquired 1,159,813 shares and Mr. Nissan individually acquired 43,576 of our ordinary shares, increasing his direct and indirect voting interest from 65.4% to 69.6%.

              Mr. Michael McGauley reported a 5.21% ownership in the company effective as of November 25, 2019 in a Schedule 13D filing dated December 6, 2019. Mr. Michael McGauley reported a 4.99% ownership interest  effective as of November 30, 2020 in a Schedule 13D filing dated December 2, 2020.

Major Shareholders Voting Rights

              Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

              Based on the information provided to us by our transfer agent, as of March 22, 2021, there were 8 holders of record of our ordinary shares, of which 6 record holders holding approximately 33.4% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33.4% of our outstanding ordinary shares as of such date).

B.          Related Party Transactions

In December 2016, our shareholders approved the extension and amendment of the management agreement we entered into with Nistec Ltd in November 2013. In December 2018, Mr. Nissan, the beneficial owner of Nistec Ltd., transferred the shares of the Company held by Nistec Ltd. to Nistec Golan Ltd., a company beneficially owned by him. In accordance with the provisions of the Companies Law, an agreement with a company’s controlling shareholder (whether directly to indirectly), may not exceed three (3) years and its renewal for any additional period of up to three (3) years, must be approved by the company’s shareholders. On December 5, 2019 our shareholders approved the renewal and amendment of the management agreement for an additional three (3) years, effective as of January 1, 2019.

Under the terms of the management agreement, Mr. Nissan serves as the Chairman of our Board of Directors.  In that role, Mr. Nissan provides us with various enumerated services, as follows: (a) coordination of the activities of our Board of Directors with respect to the development of the long term strategy for Eltek; (b) guidance to our Board of Directors with respect to the implementation by management of its strategy, work plans and budget, as shall be determined from time to time by our Board of Directors; (c) coordination of the activities of our Board of Directors with respect to the regulation and implementation of proper corporate governance practices; (d) coordination of the activities of our  Board of Directors for the purpose of the approval of quarterly and annual financial statements and reports; (e) development and retention of relations with current and future strategic investors; (f) general guidance and management of the activities of our Board of Directors; (g) advancement of the our company’s efforts with respect to the realization of its business development strategy, including the pursuit of mergers and acquisition opportunities; (h) coordination of the activities of our Board of Directors with respect to the definition of strategic financial targets and in attaining such targets (i) provision of assistance to our company in cooperation with our CEO, regarding our company’s dealings, communications and negotiations with the banks and non-banking financing institutions, including but not limited to, assistance with respect to obtaining financing for our company’s business activities, and (j) business development services, including assistance, in cooperation with our CEO, in the development and preservation of relationships with our company’s existing and potential customers.

Under the terms of the amended management agreement, Mr. Nissan will dedicate the appropriate attention, time and effort to our company in connection with the provision of the enumerated services. The time dedicated by Mr. Nissan for the provision of such services will be as required by our company from time to time, and in accordance with its needs.

In consideration for performing the above services, we pay Nistec Ltd. a monthly fixed fee of NIS 90,000, plus applicable VAT.  In addition, Nistec Ltd. is entitled to the following compensation:

•
Mr. Nissan will receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of our company, provided that such reimbursement shall not exceed an aggregate amount of NIS 10,000 per calendar quarter.

•
Mr. Nissan will receive reimbursement of food and beverage expenses while traveling internationally on behalf of our company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 5732-1972.

Our Compensation Committee, Board of Directors and shareholders at an Annual General Meeting resolved to approve the extension and amendment of the management agreement.

In September 2018, our shareholders approved:

i.	The extension of the Amended PCB Purchase Procedure with Nistec Ltd.;

Nistec purchases PCBs from our company solely to provide assembled boards to its customers. Our sales to Nistec are based on our standard pricing, which may be subject to a discount of up to ten percent (10%). Should the order be for imported PCBs, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs that are being sold from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

ii.	The extension of the amended general engagement terms, processes and restrictions of the Soldering and Assembly Services Procedure with Nistec Ltd.;

We may acquire soldering services and/or purchasing services from Nistec. Nistec’s pricing for its soldering services will be its standard pricing less a five percent (5%) discount. Nistec may charge for purchasing services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not  subject to Nistec’s standard pricing will be negotiated by the parties in good faith (without participation of Mr. Nissan or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. In addition to requesting Nistec to provide    us with a quote for soldering and assembly services, in the event that we require design and/or design services for production of PCBs, we may ask Nistec to provide a quote for such services. Nistec may charge for design and/or design services in accordance with its standard pricing for such services, less a five percent (5%) discount. Out purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 300,000 (approximately $93,000) per annum.

iii.	The extension of the procedure under which we and Nistec Ltd. may jointly acquire certain services related to employees social activities, marketing services and insurance.

We may share with Nistec costs of insurance consulting and insurance premiums in the event we determine that a joint insurance policy with Nistec will reduce our costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the our companies as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by our two companies in the preceding year; (ii) the joint insurance premiums will be divided in the proportions indicated by the insurer for each of our two companies had they purchased the insurance separately. We will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of our Audit Committee and our Board of Directors.

We may purchase social activities for the benefit of our employees together with Nistec. The cost of such activities will be divided between us in accordance with the ratio of the number of our employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

We may purchase services together with Nistec. Marketing costs will be divided between us as follows: (i) to the extent the portion of the marketing material applicable to our company can be quantified, costs will be divided accordingly; (ii) in the event that such costs cannot be quantified, we and Nistec will each bear 50% of the marketing costs.

In December 2019, the exculpation letter granted to Mr. Yitzhak Nissan was further extended in December 2019 for an additional three (3) year period ending on December 31, 2022.

On October 29, 2020, our shareholders approved, effective as of August 1, 2020: (i) an increase in the gross monthly salary of Ms. Cohen-Tzemach, the daughter of Mr. Nissan, from NIS 18,000 to NIS 20,000 0; and (ii) that Ms. Cohen-Tzemach will be entitled to three (3) additional vacation days per year, such that she will be entitled to 23 vacation days per year. Other than as described above, the terms of Ms. Cohen-Tzemach’s employment will remain the same, including that Ms. Cohen-Tzemach shall be entitled to the use of a 7-seat company car, valued up to NIS 180,000, including all associated operation and maintenance expenses. Ms. Cohen-Tzemach’s new position will be a special project manager and it was approved that our bonus plan will also apply to her. The term of her employment agreement was extended until August 31, 2022 and she was granted options to purchase 3,000 of our shares, at an exercise price of US$ 6.38. The options vest over a period of four (4) years, such that at the first anniversary of grant, 25% of the options will vest, and then in equal amounts, quarterly thereafter. In addition, On October 29, 2020, the shareholders approved a grant of a bonus of up to NIS 50,000 to Ms. Cohen-Tzemach, to cover her tuition, in accordance with the Company's the Amended Compensation Policy.

•
In June 2017, we received a loan of NIS 5.0 million (approximately $1.4 million) from Nistec. In March 2018, we received additional loans from Nistec, of NIS 4.0 million (approximately $1.2 million), and in July 2018, we received a third loan from Nistec, of NIS 1.0 million (approximately $290,000) (together, the “Loans”). In December 2018, the Loans and Nistec’s shares were transferred internally within the Nistec group to an affiliated company, Nistec Golan Ltd.  On December 5, 2019, our shareholders approved the execution of an amended  interest agreement with Nistec Golan (the “Interest Agreement”).  Under the terms of the Interest Agreement (any accrued interest prior to the date of the Interest Agreement was waived by Nistec Golan), the Loans, which were repaid from the proceeds of our December 2020 rights offering, carried interest, as follows: A loan in the amount of NIS 5 million carried interest of Prime + 1%, from September 26, 2019 until January 7, 2020.

•	A second loan amount of NIS 5 million carried interest of Prime + 1.75%, from January 1, 2019 until December 2020.

On October 29, 2020, our shareholders approved an amendment to the Interest Agreement (the Amended Interest Agreement), such that in the event that the guarantees that Nistec provided to a bank and a NBFI will be exercised, Nistec would repay such loans to the lenders and we would pay Nistec interest on such amounts, equal to the interest rate agreed between us and the non-banking financial institution, plus 0.5% annually.

In addition to the above loans, in January 2019, Nistec Golan provided a NIS 2.0 million (approximately $580,000) guarantee of an existing line of credit to a bank, which was payable on April 30, 2019. In February 2019, our audit committee approved the exercise of the option that Nistec would repay the debt owed to the bank and would be converted into a loan to us, which was repaid on May 1, 2020.

In June 2020, we obtained a loan of NIS 4 million (approximately $1.2 million) from Mizrahi-Tefahot Bank, guaranteed by Nistec Ltd.

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

Employee Related Matters

Three of our employees filed lawsuits between May 2008 and November 2019, alleging that they had suffered personal injuries during their employment and they are seeking aggregate financial compensation of approximately $121,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine. Five other employees notified us between January 2011 and December 2019, that they allegedly suffered personal injuries during their employment with the company, but have not filed a lawsuit yet. Of these five employees, two are seeking compensation of approximately $1.7 million and the others did not state their claim amount. We submitted all of these claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

              During the period February 2019 through October 2020, two former employees filed law suits seeking additional payments in connection with their employment and subsequent termination. The aggregate amount claimed for the above mention matters is approximately $246,000. We recorded a provision according to our legal advisor's opinion.

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

B.          Plan of Distribution

              Not applicable.

C.          Markets

              Our ordinary shares have been listed on the NASDAQ Stock Market since our initial public offering on January 22, 1997. The listing of our ordinary shares was transferred from  the NASDAQ National Market to the NASDAQ Capital Market (symbol: ELTK) in May 1999.

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

Israeli Tax Considerations

General Corporate Tax Structure

              Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel for 2019, 2020 and 2021 is 23%. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise,” “benefited enterprise,” “preferred enterprise” or “preferred technological enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959.”

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

The Investment Encouragement Law stipulates certain criteria which need be met with respect to investment programs carried out by an enterprise, in order for such an enterprise to be classified as a “benefited enterprise.”  Israeli resident companies which own benefited enterprise are generally classified as Benefited Companies. Benefited Companies may claim tax benefits (as further discussed below) granted by the Investment Encouragement Law in its tax returns (and there is no need to obtain prior approval to qualify for such benefits).  There is no requirement to file reports with the Investment Center.  Audits are the responsibility of the Israeli Income Tax Authority as part of their tax audits.  Companies may also approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Encouragement Law.

A company that owns an approved enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the “previous alternative benefits track”  The tax benefits of an approved enterprise include lower tax rates or no tax depending on the area and the track chosen, lower tax rates on dividends and accelerated depreciation.  In order to receive benefits in the grant track or the alternative benefit track, the industrial enterprise must contribute to the economic independence of the Israeli economy, be competitive and contribute to the gross local product in one of the manners stipulated in the Investment Encouragement Law.  Tax benefits would be available, subject to certain conditions (described below), to production facilities that generally derive more than 25% of their annual revenue from export, or that do not derive 75% or more of their annual revenue in a single market.

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

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, may be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends paid with respect to our ordinary shares generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex.  You should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

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

Foreign Currency Exchange Risk

              Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was approximately 3.4% lower in 2020 than 2019 and the average exchange rate of the NIS against the Euro was 1.7% lower in 2020 than 2019, and in total, these changes had a negative impact on our operating results in 2020.  The average exchange rate for the NIS against the dollar was approximately 0.8% lower in 2019 than 2018 and the average exchange rate of the NIS against the Euro was 6.0% lower in 2019 than 2018, and in total, these changes had a negative impact on our operating results in 2019.  As of December 31, 2020, we estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $200,000 in our operating income and devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

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

Commodity Price Risk

              Cost of raw materials is a significant component of our cost of revenues.  In 2020, the cost of raw materials used in production was $9.4 million compared to $9.7 million in 2019.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $358,000.

Interest Rate Risk

              Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  Based on our loans balance at December 31, 2020, a hypothetical increase of 1% in the interest rates would result in an increase of approximately $20,000 in our financial expenses.  A hypothetical increase of 10% in the CPI would not have a material impact on our financial and operational expenses.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2020, our internal control over financial reporting is effective.

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

Independent Registered Public Accounting Firm Fees -

              The following table sets forth, for the three years ended December 31, 2020, the fees billed by our independent registered public accountants. Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, have served as our principal independent registered public accounting firm since December 2020.  Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our principal independent registered public accounting firm prior to the appointment of Brightman Almagor Zohar & Co.

              All of such fees were pre-approved by our Audit Committee.

Services Rendered.	2020	2019	2018
Audit (1)	$75,000	$85,000	$85,000
Audit Related Fees	27,500	33,700	55,000
Tax (2)	-	-	-
All other Fees (3)	5,600	7,620	6,700
Total	$108,100	$126,320	$146,700
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

Pre-Approval Policies and Procedures

              Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

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

On October 29, 2020, our shareholders elected Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm, replacing Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global. This action was approved by our shareholders following the recommendation of our Board of Directors and Audit Committee.

The reports of Kost Forer Gabbay & Kasierer on the Company’s consolidated financial statements for the fiscal years ended December 31, 2018 and December 31, 2019, did not contain any adverse opinion or a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2018 and December 31, 2019, and through October 29, 2020, there were no disagreements with Kost Forer Gabbay & Kasierer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kost Forer Gabbay & Kasierer, would have caused it to make reference thereto in its reports on the Company’s financial statements for such fiscal years.

During the Company’s fiscal years ended December 31, 2018 and December 31, 2019 and through October 29, 2020, there were no reportable events as described in Item 16F(a)(1)(V) of Form 20-F.

A letter from Kost Forer Gabbay & Kasierer is attached as Exhibit 16 to this Form 20-F.

(b) New independent registered public accounting firm.

On December 5, 2020 Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, was engaged as the independent registered public accounting firm for the Company.  The engagement of Brightman Almagor Zohar & Co., was approved by our shareholders following the recommendation by the Board of Directors and the Audit Committee.  During the Company’s fiscal years ended December 31, 2018 and 2019  and through October 29, 2020, we did not consult with Brightman Almagor Zohar & Co. regarding any of the matters or events set forth in Item 16F(a)(1)(V) of Form 20-F.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

Page

Reports of Independent Registered Public Accounting Firms	F - 1

Consolidated Balance Sheets	F - 4

Consolidated Statements of Comprehensive Income (loss)	F - 6

Consolidated Statements of Changes in Shareholders’ Equity	F - 7

Consolidated Statements of Cash Flows	F - 8 - F - 9

Notes to the Consolidated Financial Statements	F - 10 - F - 43

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (3)
2.2	Description of Ordinary Shares(9)
3.1	Form of Director and Officer Indemnity Agreement (4)
4.1	Compensation Policy dated December 5, 2019 (5)
4.2	Bank Hapoalim B.M. Agreement dated April 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (6)
4.3	Bank Leumi B.M. Agreement dated May 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (7)
4.4	English summary of terms of Waste Water Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (8)
8.1	List of Subsidiaries of the Registrant(9)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.(9)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.(9)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(9)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(9)
15.1	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network(9)
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (9)
16	Letter from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (9)
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

(1)	Filed as Exhibit 1.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.
(3)	Filed as Exhibit 2.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(4)	Included as Exhibit B to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on October 31, 2019 and incorporated herein by reference.
(5)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on October 31, 2019 and incorporated herein by reference.
(6)	Filed as Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(7)	Filed as Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(8)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(9)	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELTEK LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Eltek Ltd. and subsidiaries (the "Company") as of December 31, 2020, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows, for the year than ended, and the related notes (collectively referred to as the "financial statements").

 In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories – Write-offs of Excess and Obsolete Inventories – Refer to Notes 2G and 4 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company’s inventories are stated at weighted average cost and accumulated actual costs, subject to lower of cost or net realizable value.  The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. For the year ended December 31, 2020, the Company recorded inventory write-offs in the amount of $588,000 for excess and obsolete inventory.

We identified the excess and obsolescence write offs as a critical audit matter because of the judgments management makes to estimate these write offs as well as the efforts invested in the audit. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the methodology and the reasonableness of the excess and obsolescence write offs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimate of the Company’s excess and obsolete write offs included the following procedures, among others:

•
We obtained an understanding of the process and assumptions used by management to develop the inventory excess and obsolete write offs, through inquiries of the Company's personnel and evaluation of the Company's methodology for determining inventory that is excess or obsolete.

•
We evaluated the assumptions used by the Company to define what is considered aged inventory by assessing historical trends in the Company’s product life cycle as well as evaluating the underlying calculations applied to the aged inventory.

•
For a sample of inventory items with an associated write off for excess and obsolescence, we evaluated whether the write-off for each selection was reasonable by obtaining and evaluating evidence of past usage and aging of the inventory item.

•
We tested the accuracy of the Company’s inventory valuation calculations utilizing its defined methodology and evaluated the completeness, accuracy, and relevance of the underlying data used in management's estimate.

•
We compared management’s prior-year inventory reserve estimate to the amount of inventory written off or otherwise disposed of during the current year to consider potential bias in the determination of the inventory reserves.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network
Tel Aviv, Israel
March 25, 2021
We have served as the Company's auditor since 2020.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELTEK LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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
Tel-Aviv, Israel
April 27, 2020

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2020	2019

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	4,735	1,628
Trade receivables (net of allowance for doubtful accounts of $214 and $227 at December 31, 2020 and December 31, 2019, respectively)	1f	9,062	7,480
Inventories	4	3,704	3,735
Other accounts receivable and prepaid expenses	5	1,319	675

Total current assets		18,820	13,518

LONG-TERM ASSETS:

Severance pay fund	10	64	60
Restricted deposit		62	-
Operating lease right-of-use assets	11	8,948	2,490

Property and equipment, net	6	7,263	6,761

Total long-term assets		16,337	9,311

Total assets		35,157	22,829

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2019

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term credit and current maturities of long-term debt	7	676	2,120
Short-term loan from related party	20a	-	3,472
Trade payables		4,452	4,673
Other accounts payable and accrued expenses	8	3,831	3,118
Short-term operating lease liabilities	11	742	1,383

Total current liabilities		9,701	14,766

LONG-TERM LIABILITIES:

Long-term debt, excluding current maturities	9	1,495	387
Accrued severance pay	10	338	268
Deferred tax liabilities	18	84	45
Long-term operating lease liabilities	11	8,272	1,094

Total long-term liabilities		10,189	1,794

COMMITMENTS AND CONTINGENT LIABILITIES	12	-	-

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at December 31, 2020 and December 31, 2019; Issued and outstanding: 5,840,357 and 4,380,268 shares at December 31, 2020 and December 31, 2019, respectively		5,296	3,964
Additional paid-in capital		22,846	18,583
Foreign currency translation adjustments		3,153	2,479
Capital reserves		1,084	963
Accumulated deficit		(17,112)	(19,720)

Total shareholders' equity	13	15,267	6,269

Total liabilities and shareholders' equity		35,157	22,829

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2020	2019	2018

Revenues	15b	36,707	34,794	33,939
Cost of revenues		(28,969)	(28,787)	(31,342)

Gross profit		7,738	6,007	2,597

Operating expenses:
Research and development, net		(2)	(16)	-
Selling, general and administrative		(4,704)	(4,604)	(4,669)

Operating income (loss)		3,032	1,387	(2,072)
Financial expenses, net	16	(337)	(440)	(475)
Other income (expenses), net	17	(16)	923	3

Income (loss) before income taxes		2,679	1,870	(2,544)
Taxes on income	18	(71)	(77)	(63)

Net income (loss)		2,608	1,793	(2,607)

Other comprehensive income (loss):
Foreign currency translation adjustments		674	139	(75)

Total comprehensive income (loss)		3,282	1,932	(2,682)

Basic and diluted income (loss) per ordinary share attributable to Eltek Ltd. shareholders	14	0.58	0.48	(1.28)

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2018	2,028,552	1,985	17,270	2,415	695	(18,906)	3,459

Stock-based compensation	-	-	-	-	56	-	56
Transaction with controlling shareholder	-	-	-	-	49	-	49
Comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	(75)	-	-	(75)
Net loss	-	-	-	-	-	(2,607)	(2,607)

Balance as of December 31, 2018	2,028,552	1,985	17,270	2,340	800	(21,513)	882

Issuance of shares in rights offering, net	2,351,716	1,979	1,313	-	-	-	3,292
Stock-based compensation	-	-	-	-	141	-	141
Transaction with controlling shareholder	-	-	-	-	22	-	22
Comprehensive income:
Foreign currency translation adjustments	-	-	-	139	-	-	139
Net income	-	-	-	-	-	1,793	1,793

Balance as of December 31, 2019	4,380,268	3,964	18,583	2,479	963	(19,720)	6,269

Issuance of shares in rights offering, net	1,460,089	1,332	4,263				5,595
Stock-based compensation					121		121
Comprehensive income:
Foreign currency translation adjustments				674			674
Net income						2,608	2,608

Balance as of December 31, 2020	5,840,357	5,296	22,846	3,153	1,084	(17,112)	15,267

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	2,608	1,793	(2,607)

Adjustments required to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation	1,592	1,508	1,649
Lost (gain) on sale of property and equipment	(2)	-	101
Exchange rate of long term loans	2	(38)	29
Stock-based compensation	121	141	56
Transaction with controlling shareholder	-	22	49
Increase (decrease) in employee severance benefits, net	47	36	(3)
Decrease (increase) in trade receivables, net	(956)	(1,277)	790
Increase (decrease) in operating lease right-of-use assets	(5,868)	1,385	-
Decrease (increase) in operating lease liabilities	5,942	(1,388)	-
Decrease (increase) in other receivables and prepaid expenses	(556)	598	467
Increase (decrease) in inventories	290	175	(30)
Increase (decrease) in trade payables	(449)	107	(871)
Increase in deferred tax liabilities	33	45	-
Increase (decrease) in other liabilities and accrued expenses	448	(529)	(443)

Net cash provided by (used in) operating activities	3,252	2,578	(813)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,082)	(931)	(619)
Proceeds from disposals of property and equipment and repayment from insurance	(58)	125	-

Net cash used in investing activities	(1,140)	(806)	(619)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(1,600)	(4,181)	986
Repayment of short-term loan from shareholder	(3,661)	561	1,390
Issuance of shares in rights offering, net	5,594	3,298	-
Repayment of long-term loans	(183)	(891)	(910)
Proceeds from long-term loans	1,141	558	378
Repayment of property and equipment payables	(477)	(477)	(317)

Net cash provided by (used in) financing activities	814	(1,132)	1,527

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Effect of exchange rate on cash and cash equivalents	181	(4)	10

Increase in cash and cash equivalents	3,107	636	105
Cash and cash equivalents at the beginning of the year	1,628	992	887

Cash and cash equivalents at end of the year	4,735	1,628	992

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid during the year for:
Interest	163	232	212

Non-cash activities:
Purchase of property and equipment in credit	666	350	118
Right-of-use asset recognized with corresponding lease liability	$-	$377	$-

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL

a.	General:

-
Eltek Ltd. ("the Company") was established in Israel in 1970, and its ordinary shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company".  As of December 31, 2020, Eltek Europe GmbH is inactive.

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

In July 2017, the Company obtained a line of credit dedicated to a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank HaPoalim, guaranteed by Nistec for a period of up to one year. In July 2018, Bank HaPoalim extended the dedicated line of credit and, in January 2019, the Company reduced the line of credit to NIS 2.25 million (approximately $ 620).

During April 2020, Bank HaPoalim approved the increase of this line of credit back to NIS 4.5 million (approximately $1.3 million) and to make this facility available to use for any purpose and not just for a specific project.

In November 2017, the Company obtained a loan of NIS 3 million (approximately $ 840) from Mizrahi-Tefahot Bank, guaranteed by Nistec. In April 2019, the Company repaid the loan owed to the Mizrahi-Tefahot Bank from the proceeds of the 2019 rights offering.

In March 2018, the Company obtained another loan from Nistec of NIS 4.0 million (approximately $ 1.2 million) (the “Second Loan”). In July 2018, in accordance with a commitment letter provided by Nistec, the Company obtained another loan from Nistec of NIS 1.0 million (approximately $ 290) (the “Third Loan,” and together with the First Loan and the Second Loan, the “Loans”).

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL (CONT.)

The Company and Nistec Golan have entered into term and interest provisions relating to  the Loans aggregating NIS 10 million (approximately $ 2.8 million). On December 5, 2019, at the Annual General Meeting of the Company, shareholders approved (following the approval of the Company's Audit Committee and Board of Directors) the execution of an Interest Agreement with Nistec Golan. Under the terms of the Interest Agreement, the Loans carried interest, as follows:

1.	Interest Amount:

a.
A total aggregate principal loan amount of NIS 5 million (the “First Half of the Loans”) carried interest of Prime + 1%, as of September 26, 2019 and until January 7, 2020. As of January 8, 2020, and until repaid, the First Half of the Loans shall bear the interest set forth below.

b.	A total aggregate principal loan amount of NIS 5 million (the “Second Half of the Loans”) carried interest of Prime + 1.75%, as of January 1, 2019 until repaid in December 2020.

2.
Payment Schedule: the interest was payable on the 10th day of each quarter, for the interest accumulated in the three (3) months prior to such payment date (except with respect to the first interest payment). The first interest payment was payable on January 10, 2020, for 2019.

In August 2018, the Company obtained a credit facility of NIS 7 million (approximately $ 2.0 million) from a non-banking financial institution. In October 2019, this credit facility was reduced to NIS 6 million (approximately $ 1.7 million). This credit facility was guaranteed by Nistec. In August 2020, the Company repaid the  credit facility.

In January 2019, Nistec provided the Company with an additional loan of NIS 2.0 million (approximately $580), due on April 30, 2019. However, the Company exercised an option to extend the term of the loan until May 1, 2020 as approved by Company's Audit Committee, based on the determination that such extension was required for the Company’s orderly operations.

In addition, during January 2019, Nistec guaranteed NIS 2.0 million (approximately $580) of the Company's existing debt to Bank Leumi, which was due to be repaid by April 30, 2019. During March 2019 and as part of the rights offering (described below) the Company's Audit Committee and Board of Directors authorized the Company to repay the debt owed to Bank Leumi from the proceeds of the 2019 rights offering.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL (CONT.)

In February 2019, Nistec Golan informed the Company that it was committed to exercise the subscription rights it received in a rights offering to the Company’s shareholders by converting approximately $2.5 million of debt owed to it by the Company into the Company’s ordinary shares. In March 2019, Nistec informed the Company that instead of converting the debt owed to it, it would participate in the 2019 rights offering by means of a cash investment in an amount of at least $2.5 million.

In March 2019, the Company's prospectus for the 2019 rights offering became effective. The subscription period ended on April 9, 2019 and 69.6% of the Company’s shareholders participated in the rights offering, which provided gross proceeds of $3.4 million (before deducting expenses related to the rights offering). The Company used the net proceeds from this rights offering to repay a NIS 3.0 million (approximately $870) loan from Mizrahi-Tefahot Bank (guaranteed by Nistec), repay a NIS 2.0 million (approximately $580) line of credit from Bank Leumi (for which Nistec provided a guarantee) and a NIS 1.0 million (approximately $290) line of credit from Bank Hapoalim. The remainder of the proceeds was used for working capital and other general corporate purposes, including investment in plant and equipment.

In June 2020, the Company obtained a loan of NIS 4.0 million (approximately $1.2 million) from Mizrahi-Tefahot Bank, guaranteed by Nistec. The loan is for a period of 5 years, with preferred terms of a repayment schedule that starts after a 12 month period (grace period) and carried interest of Prime + 1.50%, which is waived for the first year of the loan.

In November 2020, the Company's prospectus for its 2020 rights offering became effective. The subscription period ended on December 2, 2020 and the  offering  was oversubscribed resulting in 100% of the offered shares being purchased in this rights offering, which provided gross proceeds of $5.7 million (before deducting expenses related to the rights offering in the amount of $99). The Company used the net proceeds from this rights offering to repay in full a loan of NIS 10.0 million (approximately $3.1 million) to Nistec Golan during December 2020. The remainder of the proceeds may be used for working capital and other general corporate purposes, including investment in plant and equipment.

As of December 31, 2020, the Company had no unpaid loans payable to Nistec (as described above).

On October 2, 2018, the Company received notification from NASDAQ advising the Company that as of October 1, 2018, the Company did not maintain stockholders’ equity of $2.5 million, nor did it meet the alternatives of market value of listed securities or net income from continuing operations, and therefore was not in compliance with the stockholders’ equity listing standard (the “Listing Standard”). On December 7, 2018, the Company received a notice from NASDAQ advising that the Company had been granted an extension of time to regain compliance with the shareholders’ equity standard until March 31, 2019. Therefore, the Company's Board of Directors decided to commence a right offering.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL (CONT.)

As a result of the receipt of the proceeds from the 2019 rights offering, the Company regained compliance with the NASDAQ’s shareholders’ equity standard and its shares continue to be listed on the NASDAQ Capital Market. NASDAQ has advised that it will continue to monitor the Company’s ongoing compliance with the shareholders’ equity requirement and, if at the time of the Company next periodic report the Company does not evidence compliance, the Company may be subject to delisting.

Financial covenants:

In April 2014, the Company signed a new financial undertakings letter with a bank and in May 2014 with a second bank. Under these undertakings, the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2020 and 2019, the Company was in compliance with these covenants.

In February 2019, the second bank granted the Company a waiver from such non-compliance and adjusted the financial covenants, to be met in the Company's financial statements for December 31, 2019. The adjusted covenants include: (i) adjusted shareholders' equity (excluding certain intangible and other assets) of at least $ 2.5 million; and (ii) positive EBITDA (greater than zero). As of December 31, 2020, and 2019, the Company was in compliance with these covenants. The Company believes that in the event that its business plans for the year 2021 will not be realized, it may not meet the above-mentioned financial covenants.

Business risks and condition:

-
The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations. Due to these conditions and other financial and business factors, the Company's liquidity position, as well as its operating performance, was negatively affected in the past. In the year ended December 31, 2018, the Company incurred a net loss of $2.6 million and suffered negative cash flows from its operating activities. In the year ended December 31, 2020, the Company had net income of $2.6 million as compared to net income of $1.8 million in the year ended December 31, 2019.  As of December 31, 2020, the Company's working capital amounted to $8.6 million and its accumulated deficit amounted to approximately $17.1 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL (CONT.)

-
An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now spread globally. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and impacted and may impact the company in ways that cannot necessarily be foreseen.

The current severity of the pandemic and the uncertainty regarding the length of its effects could have negative consequences for the Company. During 2020, the effects of the pandemic did not materially affected the Company’s operations, which have been deemed an “essential enterprise” by the Israeli government and the sought to operate as normal.

Some of the Company’s employees were quarantined and in some cases are working remotely, due to safety concerns. Most of the work is still preformed from the Company's production facility. The Company’s ability to collect money, pay bills, handle customer and consumer communications, were not materially impacted. During 2020, the Company did not experience a significant change in revenues or in the timeliness of payments of invoices and its cash position remained stable. However, during January and February 2021, the pandemic negatively impacted our operations, caused delays in supply of raw materials, created slowdown in our production and has impacted our revenues during that period.

The Coronavirus outbreak in Israel and many other countries, could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect the Company’s operating results.

The Company's management believes that its current business plans will enable the Company to continue to operate for a period of at least one year from the date of the approval of these financial statements. In the event the Company will not be successful in generating sufficient cash from its current operations, the Company may be required to obtain additional financing from external sources. There is no assurance that such financing will be obtained.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

The Company sells goods through its subsidiaries that function as distributors. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

B.	Functional and reporting currency:

The Company’s functional currency is the New Israeli Shekel ("NIS"). Transactions denominated in foreign currencies are translated into NIS using the prevailing exchange rates at the date of the transaction. Gains and losses from the translation of foreign currency transactions are recorded in financial income or expenses.

In accordance with ASC 830, assets and liabilities are translated to the reporting currency using the exchange rate at the end of the year. Revenues and expenses are translated into the reporting currency using the average exchange rate for each quarter. Translation adjustments are reported separately as a component of accumulated other comprehensive income.

The functional currency of the Company's foreign subsidiaries is the local currency in which each subsidiary operates. The financial statement of the foreign subsidiaries are translated into the Eltek Ltd.'s functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.
2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.
3.	The resulting exchange rate differences are classified as a separate item in shareholders' equity.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

C.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI"), based on 2016 average prices, are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

		Exchange rate	Exchange rate
	Israeli CPI	of one US dollar	of one Euro
	Points	NIS	NIS

December 31, 2020	101.1	3.215	3.944
December 31, 2019	101.8	3.456	3.878
December 31, 2018	101.2	3.748	4.292

	%

December 31, 2020	(0.7)	(7.0)	1.7
December 31, 2019	0.6	(7.8)	(10.0)
December 31, 2018	0.8	8.1	3.3

D.	Use of estimates:

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the useful lives of property and equipment, allowance for doubtful accounts, deferred tax assets, inventory write-offs, other contingencies and share-based compensation costs. Actual results could differ from these estimates.

E.	Cash and cash equivalents:

Cash and cash equivalents are highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not restricted by a lien.

F.	Trade accounts receivable:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The activity in the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2020	2019	2018

Opening balance	227	170	234
Provision for doubtful accounts	81	71	86
Customers write-offs/collection during the year	(111)	(31)	(134)
Foreign currency translation adjustments	17	17	(16)

Closing balance	214	227	170

 G.       Inventories:

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

H.	Severance pay:

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

For certain non-management employees, the Company deposits 72% of its liability for severance obligations with a pension fund for such employees Assets held for employees' severance payments represent contributions to insurance policies and deposits to a central severance pay fund, and are recorded at their current redemption value.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

I.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and equipment	5-33
Leasehold improvements	6-33
Motor vehicles	10-15
Office furniture and equipment	6-15

Machinery and equipment purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third‑party independent appraisals, as considered necessary. During the years ended December 2020, 2019 and 2018, the Company did not record any impairment charges attributable to long-lived assets.

K.	Income taxes:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.        Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation".

ASC 718 requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the stock-based payment award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

The Company recognizes compensation expenses for the value of its stock-based payment awards, which have graded vesting, based on the accelerated attribution method over the vesting period.

During the year ended December 31, 2020, 2019 and 2018, the Company recognized stock-based compensation expenses related to employee stock options in the amount of $121, $141 and $56, respectively.

The Company estimates the fair value of stock options granted under ASC 718 using the simplified Black and Scholes (“B&S”) model. The B&S model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the B&S model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. Since we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we base our expected term on the simplified method, generally calculated as the mid-point between the vesting date and the end of the contractual term; Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The following assumptions were used in the B&S option pricing model for the year ended December 31, 2020.

	2020	2019	2018

Dividend yield	0%	0%	0%
Expected volatility	86%	76%	71%
Risk-free interest	0.51%	1.47%	2.89%
Contractual term	10 years	10 years	10 years
Forfeiture rate	0%	0%	0%

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M.       Revenue recognition:

The Company generates its revenues mainly from sales of custom made PCB. The Company also generates a limited amount of revenues from a financed R&D project.

Revenues from the Company's contracts with customers are recognized using the five-step model in ASC 606 - "Revenue from Contracts with Customers" ("ASC 606"). At first, the Company determines if an agreement with a customer is considered to be a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods that will be transferred to the customer is considered as probable. The Company then assesses the transaction price for a contract in order to determine the consideration the Company expects to receive for satisfying the performance obligations called for in the contract.

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

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and include mainly revenues from the sales custom made PCB. The Company generally does not provide a right of return to its customers. For performance obligations that are satisfied at a point in time, the Company evaluates the point in time when the customer can direct the use of, and obtain the benefits from, the products. Shipping and handling costs are not considered performance obligations and are included in cost of revenues as incurred.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Unbilled accounts receivables

Deferred revenues increased by $206, compared to the opening balance of $0 as of January 1, 2020. The increase was as a result of $445 of recognized revenues in advance of contractual billing during the year. This was offset by an increase of $239 in billings. The above resulted in ending balance of deferred revenues of $206 as of December 31, 2020.

N.	Earnings per ordinary share:

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

O.	Concentration of credit risk:

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

P.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred.

Q.	Commitments and contingencies:

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

R.	Fair value measurements:

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

As of December 31, 2020, 2019 and 2018, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

S.	Comprehensive income (loss):

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

The total accumulated other comprehensive loss, net was comprised as follows:

	Year ended December 31,
	2020	2019	2018

Foreign currency translation adjustments	674	139	(75)

Total accumulated other comprehensive income (loss)	674	139	(75)

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

T.	Leases:

In accordance with ASU No. 2016-02, Leases (ASC 842), the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset.

ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. ROU assets are initially measured at amounts, which represent the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured based on the discounted present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The implicit rate within the operating leases is generally not reasonably determinable, therefore, the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.

Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

U.
Impact of recently issued and adopted accounting standards:

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)". ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The standard did not have an effect on the Company's consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

V.
New accounting pronouncements not yet effective:

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard will be effective for the Company beginning January 1, 2021 and must be applied on a modified retrospective basis. This standard will not have a material impact on the Company's financial statements and disclosures.

W.	Reclassifications:

Certain amounts in the notes to prior years consolidated financial statements have been reclassified to conform with current year presentation. The reclassification had no effect on previously reported consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows.

NOTE 3:-	CASH AND CASH EQUIVALENTS

	December 31,
	2020	2019

Denominated in U.S. dollars	3,920	1,034
Denominated in NIS	166	129
Denominated in Euro	649	465

	4,735	1,628

NOTE 4:-	INVENTORIES

	December 31,
	2020	2019

Raw materials	1,821	1,860
Work-in-progress	1,348	1,607
Finished goods	535	268

	3,704	3,735

During the years ended December 31, 2020, 2019 and 2018, the Company recorded inventory write-offs in the amounts of $588, $788 and $828, respectively. Such write-offs were included in cost of revenues.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2019

Prepaid expenses	619	530
Receivables from government authorities	568	2
Receivables from employees	6	8
Others	126	135

	1,319	675

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:
Machinery and equipment	40,268	35,999
Leasehold improvements	9,656	8,917
Motor vehicles	81	77
Office furniture and equipment	869	799

	50,874	45,792
Accumulated depreciation:
Machinery and equipment	(33,892)	(30,349)
Leasehold improvements	(8,991)	(8,019)
Motor vehicles	(56)	(59)
Office furniture and equipment	(672)	(604)

	(43,611)	(39,031)

Depreciated cost	7,263	6,761

Depreciation expense for the years ended December 31, 2020, 2019 and 2018 were $1,591, $1,508 and $1,649, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Annual interest rate at
	December 31,	December 31,
	2020	2020	2019

In NIS bears interest rate of Prime+0.85%	2.45%	373	1,326
Short term credit from others	4.15%	-	612
Long-term debt from banks in NIS bears interest of Prime+1.5% to Prime+1.75%	3.1% - 3.35%	303	182

		676	2,120

NOTE 8:-	OTHER PAYABLE AND ACCRUED EXPENSES

	December 31,
	2020	2019

Accrued payroll including amounts due to government authorities	994	968
Provision for vacation and other employee benefits	1,872	1,524
Accrued expenses	441	378
Provision for contingent liabilities (Note 12c)	117	42
Other liabilities	407	206

	3,831	3,118

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

	Annual interest
	rate at
	December 31	December 31,
	2020	2020	2019
Linkage terms:
U.S. dollar	3.5% - 5%	-	381
NIS	3.1% - 3.35%	1,659	664
Euro		206	-
		1,865	1,045
Less - current maturities		(370)	(658)

		1,495	387

Minimum future payments as of December 31, 2020 due under the long-term (includes liabilities associated with equipment purchasing) debts are as follows:

Long-term loan

2021	369
2022	526
2023	485
2024	321
2025	164

1,865

Long-term debt includes liabilities associated with equipment purchases in the amounts of $206 and $477  as of December 31, 2020 and 2019 , respectively,  and current maturities of long-term debt of $67 and $477 as of December 31, 2020 and 2019, respectively. The current maturities are classified to the trade payable balance as of December 31, 2020 and 2019, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	EMPLOYEE SEVERANCE BENEFITS

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

For non-management employees, the Company deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon completion of one year of employment with the Company, it makes a one-time deposit with the pension fund for the remaining balance. The Company deposited to individual severance fund according to section 14 of the Israeli severance pay law $708 and $683 in 2020 and 2019, respectively.

In 2011, the Company, pursuant to Section 14 of the Israeli Severance Pay Law, made a transfer of funds from a central severance fund to individual funds in the name of the employees for the unfunded liability and discharged its liability in respect of such employees' severance pay.

c.	Expenses (income) recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2020, 2019, and 2018 were $57, $(20) and $87, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LEASES

The Company entered into operating leases primarily for offices and motor vehicles. The leases have remaining lease terms of up to 6.2 years, some of which may include options to extend the leases for up to an additional 5 years. On June 30, 2020, the Company signed a new agreement for its current office facilities lease which originally was to end in 2022. The new agreement is for five years starting in 2022 with an option to extend the lease by another five years until 2032. The Company treated the new agreement as an extension and a modification of its current operating lease as it does not grant the Company any additional right of use. In addition, the Company is of the opinion that it is reasonably certain that it will exercise the additional five years option starting in 2027. Accordingly, the Company remeasured the lease liability based on the remaining lease term as of the modification date using the incremental borrowing rate at the effective date of the modification.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased motor vehicles.

a.	The components of operating lease costs were as follows:

Year ended December 31, 2020

Operating lease cost	$1,260
Sublease income	(-)

Total net lease costs	$1,260

b.	Supplemental balance sheet information related to operating leases is as follows:

As of December 31, 2020

Operating lease ROU assets	$8,948
Operating lease liabilities, current	$742
Operating lease liabilities, long-term	$8,272
Weighted average remaining lease term (in years)	3.99
Weighted average discount rate	5.30%

c.	Future lease payments under operating leases as of December 31, 2020, are as follows:

As of December 31, 2020

2021	$1,211
2022	1,187
2023	1,080
2024	1,049
2032- 2025	7,647

Total undiscounted lease payments	$12,174
Less: imputed interest	(3,160)

Present value of lease liabilities	$9,014

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

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

The Company's articles of association allow it to exculpate any officer holder from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. The Company provided an exculpation letter to each of its directors and officers, and agreed to provide the same to future officers.

c.	Contingent Liabilities:

Environmental Related Matters

In connection with the change of control of the Company that resulted from Nistec’s acquisition of a controlling stake in the Company, Israeli law required the Company to obtain a new business permit in order to continue operating its business. The Company submitted an application for this permit and received a permit until 2099. The new permit is subject to certain conditions, especially certain conditions imposed by the Israeli Ministry of Environmental Protection. Compliance with these conditions may be costly.

In October 2015, the Company filed an application with the Ministry of Environmental Protection for an emissions permit. In January 2016, the Company received a notice of non-compliance from the Ministry of Environmental Protection, stating that the application was incomplete and that the Company is in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. The Company submitted an amended application and conducted discussions with the Ministry of Environmental Protection throughout 2016 and 2017. The Company received the emissions permit in July 2017.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

In March 2019, representatives of the Ministry of Environmental Protection inspected the Company’s premises and as a result issued a warning of a breach of the Clean Air Law, 5768-2008 and a warning of a breach of the Hazardous Materials Law (1993). The Company was invited to a hearing at the Ministry during August 2019. During May 2020 and July 2020, representatives of the Ministry inspected the premises again. In September 2020 the Ministry issued a warning related to an alleged breach of the Clean Air Law, the Hazardous Materials Law (1993), the Water Law and the Business Permit Law. The Company attended another hearing at the Ministry on November 9, 2020. Following that hearing, the district manager issued a protocol stating that he will recommend that the Ministry impose fines on the Company. The Company requested that the district manager and Ministry reconsider the district manager’s decision, taking into account the corrective measures the Company has taken.

The Company believes that the issue will be resolved but there can be no assurance that its position will be accepted. If the Company is found to be in violation of environmental laws in the future, it could be liable for fees, damages, costs of remedial actions and a range of potential penalties, and could also be subject to revocation of permits necessary to conduct our business or any part thereof.

Employee related matters

In May 2008, June 2019 and November 2019, lawsuits were filed by three employees alleging that they had suffered personal injuries during their employment and they are seeking aggregate financial compensation of approximately $ 121 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Five other employees notified the Company in January 2011 and December 2019, that they allegedly suffered personal injuries during their employment with the Company. Of these five employees, two are seeking compensation of $1,740 and the others did not state their claim amount.

The above-mentioned claims were submitted to the Company’s insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period February 2019 through October 2020, two former employees filed law suits seeking additional payments in connection with their employment with the Company and subsequent termination. The aggregate amount claimed in the two law suits is approximately $246. The Company recorded a provision according to its legal advisor's opinion.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY

Stock Option Plan:

The Company’s 2018 Share Incentive Plan (the "Plan") authorizes the grant of options to purchase shares and restricted shares units (“RSUs”) to officers, employees, directors and consultants of the Company and its subsidiaries. Awards granted under the Plan to participants in various jurisdictions may be subject to specific terms and conditions for such grants as may be approved by the Company’s board from time to time.

Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option or the expiration dates of the option plan. The options primarily vest gradually over four years of employment.

In July 2018, the Company granted options to acquire 60,857 ordinary shares under the Plan. During 2019, 62,662 options were granted (including adjustment to options previously granted to reflect the dilutive effect of the 2019 rights offering) under the Plan and no options were exercised. During 2020, 16,014 options were granted (including adjustment to options previously granted to reflect the dilutive effect of the 2020 rights offering) under the Plan and no options were exercised. The total fair value of the options granted is recognized over a four year vesting period.

As of December 31, 2020, options to purchase 134,533 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $4.55 per share. The stock-based compensation expense related to employees' equity-based awards, recognized during 2020, 2019 and 2018 was $121, $141 and $56, respectively.

In December 2020, the Company's Compensation Committee and Board of Directors, as applicable, approved the grant of an additional 100,000 options with an exercise price of 4.75 to the Company’s CEO, subject to shareholder approval at the next shareholders meeting.

A summary of employee option activity under the Plan as of December 31, 2020 and changes during the year ended December 31, 2020 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2020	123,519	4.65	95	12
Granted	16,014	4.35	106	-
Exercised	-	-	-	-
Forfeited	(5,000)	6.38	107	-

Outstanding at December 31, 2020	134,533	4.55	96	108

Exercisable at December 31, 2020	65,021	4.37	93	56

(*) As of December 31, 2020 and 2019 none of the Company's stock options had expired.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (CONT.)

The weighted-average fair value of options granted during the years ended December 31, 2020, 2019 and 2018 were $4.35, $5.12 and $4.17, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2020 and 2019 and the exercise price, multiplied by the number of in-the-money options). This amount changes, based on the fair market value of the Company's stock. As of December 31, 2020, there was approximately $93 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. This cost is expected to be recognized over a period of up to 3.3 years.

NOTE 14:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2020	2019	2018
Numerator:
Profit (loss) attributable to Eltek Ltd shareholders'	2,608	1,793	(2,607)

Denominator:
Denominator for basic profit (loss) per share weighted-average number of shares outstanding	4,495,329	3,734,189	2,028,552
Effect of diluting securities:
Employee stock options	5,815	128	-

Denominator for diluted profit (loss) per share - adjusted weighted average shares and assumed exercises	4,501,144	3,734,317	2,028,552

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-    ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2020	2019	2018

Customer A - Sales of manufactured products	18.9%	19.5%	12.0%
Customer B - Sales of manufactured products	11.6%	11.5%	9.3%

b.	Revenues by geographic areas:

Israel	20,792	19,659	18,940
North America	6,009	6,434	6,973
Netherlands	3,808	2,898	3,302
India	3,292	3,809	2,239
Others	2,806	1,994	488

	36,707	34,794	33,939

NOTE 16:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2020	2019	2018

Interest on long-term banks	16	19	152
Bank charges and short-term credit	178	287	232
Foreign exchange loss, net	127	105	24
Other financing expenses, net	16	29	67

	337	440	475

NOTE 17:-	OTHER INCOME (LOSS), NET

During 2020, the Company had other expenses, net of $16, mainly attributable to disposal of equipment.

During 2018, the Company incurred water damage to major equipment in its production facility. The Company replaced a damaged machine with a new machine shortly thereafter, utilizing a $500 advance payment received from its insurance company. The advance payment was recorded in 2018 as a deduction in the cost of acquiring the new machine and as an offset to some of the loss incurred as a result of the damage. During May 2019, the Company received an additional payment of approximately $1.0 million from the insurance company, relating to the losses that occurred as a result of this event.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME

a.	Tax laws applicable to the Company:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME (CONT.)

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME (CONT.)

b.	Tax rates applicable to the Group:

1.
In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Israeli corporate income tax rate was 23% in 2020, 2019 and 2018.

As the Company has the status of a preferred enterprise, the income tax rate applied is 16% in 2020, 2019 and 2018.

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

As of December 31, 2020 the Company's carryforward operating losses for tax purposes were approximately $20.6 million. Carryforward capital losses for tax purposes were approximately $10.8 million. As of December 31, 2020 the balance of tax credits carryforward was $1,171.

The Company's carryforward losses for tax purposes and tax credits carryforward do not have expiration dates.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-    TAXES ON INCOME (CONT.)

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

e.	Profit before tax and taxes on income included in the consolidated statements of comprehensive income:

	Year ended December 31,
	2020	2019	2018

Income (loss) before income tax expense:
Israel	2,504	1,741	(2,663)
Foreign jurisdictions	175	129	119

	2,679	1,870	(2,544)

Current tax expense:
Israel	-	-	14
Foreign jurisdictions	38	32	49

	38	32	63

Deferred taxes:
Israel	33	45	-

	33	45	-

Income tax expense	71	77	63

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME (CONT.)

f.	Reconciliation of the theoretical income tax benefit to the actual income tax expense:

A reconciliation of the theoretical income tax benefit, assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2020	2019	2018

Income (loss) before income tax expense as reported in the consolidated statements of comprehensive income	2,679	1,870	(2,544)

Statutory tax rates	23%	23%	23%

Theoretical tax expense (benefit) calculated	616	430	(585)

Losses and other items for which a valuation allowance was provided	419	(38)	271
Change in effective on corporate tax rate		-	-
Realization of carryforward tax losses for which valuation allowance was provided	(692)	(250)	-
Tax benefit arising from "Preferred enterprises"	(303)	(109)	189
Foreign tax rate differential in subsidiaries	(3)	22	22
Non-deductible items and others	34	22	166

Total	(545)	(353)	648

Income tax expense	71	77	63

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME (CONT.)

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2020	2019

Deferred tax assets:

Net operating loss carryforwards (in Israel)	3,284	3,851
Capital loss carryforwards (in Israel)	2,485	2,073
Operating lease	1,442	396
Tax credit carryforward	1,171	1,085
Reserves and other	241	241

Total gross deferred taxes	8,623	7,646

Less valuation allowance	(6,195)	(6,298)

Deferred tax assets, net	2,428	1,348

Deferred tax liabilities:
Undistributed income of subsidiaries	(263)	(232)
Operating lease	(1,432)	(398)
Property and equipment	(817)	(763)

Total deferred tax liabilities	(2,512)	(1,393)

Net deferred tax liabilities	(84)	(45)

The Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. The valuation allowance for deferred tax assets as of December 31, 2020 and 2019 was $6,195 and $6,298 respectively. The net change in the total valuation allowance for each of the years ended December 31, 2020, 2019 and 2018, was an increase (decrease) of $103, ($138) and $271, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME (CONT.)

h.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2020, 2019 and 2018, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

NOTE 19:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In addition to the above, the Company's financial instruments at December 31, 2020 and 2019, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, short-term credit provided by financial institutions, and trade and other payables. The carrying amounts of all the aforementioned financial instruments, at face value or cost plus accrued interest, approximate fair value due to the short maturity of these instruments linked to the Israeli central bank rate.

These Consolidated Financial Statements do not include any nonrecurring fair value measurements relating to assets and liabilities for which the Company has adopted the provisions of ASC Topic 820.

NOTE 20:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, the controlling shareholder of the Company, is also a customer of the Company. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with Nistec were carried out on an arm's-length basis.

a.	Balances with related parties:

	December 31,
	2020	2019

Trade accounts receivable	92	47
Trade accounts payable	61	115
Controlling shareholder loans	-	3,472

b.	Transactions with related parties:

	Year ended December 31,
	2020	2019	2018

Revenues	514	226	821
Purchases, general and administrative expenses	314	323	313
Interest on loans from controlling shareholder	102	121	113

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers. The Company sells to Nistec based on its standard pricing, which may be subject to a discount of up to ten percent (10%). Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

Soldering and assembly services - The Company may acquire soldering services and/or purchasing services from Nistec. Nistec’s pricing for its soldering services will be its standard pricing (the “Pricing”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Pricing will be negotiated by the parties in good faith (without participation of Mr. Nissan, the Company's controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCBs, it may ask Nistec to provide it with a quote for such services. Nistec may charge for design and/or design services in accordance its standard pricing for such services, less a five percent (5%) discount. The Company’s purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 300 per annum.

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

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

a.	Eltek pays Nistec monthly managements fees of NIS 90 ($28).

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

In addition, the Company's shareholders in the annual general meetings held on December 5, 2019 and October 29, 2020 approved the following:

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

Loans and guarantees from Nistec - see Note 1.

NOTE 21:-    SUBSEQUENT EVENTS

During March 2021 the Company’s Compensation Committee and Board of Directors approved the grant of a total of 170,200 options to its directors, office holders and employees, some of which are subject to the approval of the next shareholders meeting.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD. By: /s/ Eli Yaffe Name: Eli Yaffe Title: Chief Executive Officer By: /s/ Alon Mualem Name: Alon Mualem Title: Chief Financial Officer

Dated: March 25, 2021