Form 20-F
period 2021-12-31
ELTEK LTD
filed 2022-03-23
CIK 1024672

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

For the fiscal year ended December 31, 2021

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...........

Commission file number 0-28884

ELTEK LTD.

(Exact name of Registrant as specified in its charter

and translation of Registrant's name into English)

Israel

(Jurisdiction of incorporation or organization)

20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4927920, Israel

(Address of principal executive offices)

Ron Freund, +972-3-9395025 (phone), +972-3- 9342584 (fax)

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

5,840,357 Ordinary Shares, nominal value NIS 3.00 per share (as of December 31, 2021)

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

Yes ☐    No ☒

INTRODUCTION

We manufacture, market and sell technologically advanced custom made printed circuit boards, or PCBs, including high density interconnect, or HDI, flex-rigid and rigid, with high layer count boards.  Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  We were incorporated in 1970 under the laws of the State of Israel. Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently traded on the NASDAQ Capital Market.  As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

Our functional currency is the New Israeli Shekel while our reporting currency is the U.S. dollar.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date as published by the Bank of Israel ($1.00 = NIS 3.11 as of December 31, 2021), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

TABLE OF CONTENTS

Page No.

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	[RESERVED]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4.	INFORMATION ON THE COMPANY	23
A.	History and Development of the Company	23
B.	Business Overview	24
C.	Organizational Structure	29
D.	Property, Plants and Equipment	30
ITEM 4A.	UNRESOLVED STAFF COMMENTS	30
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
A.	Operating Results	30
B.	Liquidity and Capital Resources	35
C.	Research and Development, Patents and Licenses	38
D.	Trend Information	38
E.	Critical Accounting Estimates	38
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	39
A.	Directors and Senior Management	39
B.	Compensation	42
C.	Board Practices	43
D.	Employees	51
E.	Share Ownership	52
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	54
A.	Major Shareholders	54
B.	Related Party Transactions	54
C.	Interests of Experts and Counsel	57
ITEM 8.	FINANCIAL INFORMATION	57
A.	Consolidated Statements and Other Financial Information	57
B.	Significant Changes	58

ii

Page No.

ITEM 9.	THE OFFER AND LISTING	58
A.	Offer and Listing Details	58
B.	Plan of Distribution	58
C.	Markets	59
D.	Selling Shareholders	59
E.	Dilution	59
F.	Expense of the Issue	59
ITEM 10.	ADDITIONAL INFORMATION	59
A.	Share Capital	59
B.	Memorandum and Articles of Association	59
C.	Material Contracts	60
D.	Exchange Controls	60
E.	Taxation	60
F.	Dividends and Paying Agents	68
G.	Statement by Experts	68
H.	Documents on Display	69
I.	Subsidiary Information	69
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	69
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	70
PART II		70
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	70
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	70
ITEM 15.	CONTROLS AND PROCEDURES	70
ITEM 16.	[RESERVED]	71
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	71
ITEM 16B.	CODE OF ETHICS	71
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	72
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	72
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	72
ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	72
ITEM 16G.	CORPORATE GOVERNANCE	73
ITEM 16H.	MINE SAFETY DISCLOSURE	73
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	73
ITEM 17.	FINANCIAL STATEMENTS	73
ITEM 18.	FINANCIAL STATEMENTS	73
ITEM 19.	EXHIBITS	74

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness Not applicable.

C.	Reasons for the Offer and Use of Proceeds Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Our Industry

•	We have a history of operating losses and may not be able to achieve and sustain long term profitable operations. We may not have sufficient resources to fund our operations in the future.

•	We may require additional capital in the future, which may not be available to us.

•	The spread of novel strain of coronavirus, COVID-19, may adversely affect our business operations and financial condition.

•	We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

•	Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

•	Rapid changes in the Israeli and international electronics industries and recessionary pressures may adversely affect our business.

•	Our products and product components need to meet certain industry standards.

•	Key customers account for a significant portion of our revenues. The loss of a key customer would have an adverse impact on our business results.

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

•	We may fail to be in compliance with financial covenants in our loan agreements.

•	We may not succeed in our efforts to expand our activity in the U.S. and other foreign markets. If we are unsuccessful, our future revenues and profitability would be adversely affected.

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

While we achieved net profits of $5.0 million, $2.6 million and $1.8 million in the years ended December 31, 2021, 2020 and 2019, respectively, we have not maintained consistent profitable operations in the past. We have incurred an accumulated deficit of approximately $12.1 million since inception. There can be no assurance that we will be able to operate profitably in the future.  To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We may require additional capital in the future, which may not be available to us.

As of December 31, 2021, we had $9.3 million in cash and cash equivalents and working capital of $13.3 million. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future or to expand our production facilities. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) ability to maintain our current, or obtain additional, lines of credit and long-term loans from banks and other lenders. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future.

As of December 31, 2021, we had $4.6 million of outstanding long-term loans from banks (including current maturities) and unutilized revolving lines of credit aggregating NIS 8.7 million (approximately $2.8 million). As of December 31, 2021, we were in compliance with our banks’ loan covenants. These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

Epidemics and pandemics, such as the COVID-19 pandemic, could materially disrupt the company’s business and have a negative impact on the company’s financial results and financial condition

We are vulnerable to the general economic effects of epidemics, pandemics and other public health crises, such as the COVID-19 pandemic. Due to the recent outbreak of COVID-19, there has been a substantial curtailment of travel and business activities, which is causing significant disruptions to the global economy. The extent to which COVID-19 impacts our results will depend primarily on future developments, which are highly uncertain and cannot be predicted with confidence, including the severity and duration of the crisis, the speed and effectiveness of vaccine, out employees willingness to get vaccinated, and treatment developments and deployment, potential mutations of COVID-19, and the impact of actions taken and that will be taken to contain COVID-19 or treat its impact, among others. For example, if COVID-19 continues to spread, we may need to limit operations or implement additional restrictions as a result of widespread government restrictions.

Unlike other industries, as a manufacture of physical products, we cannot rely on our main work force to be working from home. Israel and other countries have previously enforced quarantines and shutdowns to slow the spread of COVID-19, and restricted international travel during this pandemic. While prior government shutdowns did not have a significant impact on our business, a future government shutdown could result in the suspension of work in progress and delivery delays which would adversely affect our future revenue and cash flow.

We are continuing to closely monitor COVID-related impacts on all aspects of our business and geographies, including on our workforce, supply chain and customers. On September 9, 2021, President Biden announced a COVID-19 action plan, including an executive order, the Safer Workforce Task Force guidance issued on September 24, 2021 and the Force Health Protection guidance. This executive order and guidance (as amended) requires U.S. based federal contractors’ employees to have had their final vaccination dose by January 4, 2022, with exceptions including where an employee is legally entitled to an accommodation.

The Israeli government is regularly taking actions related to the pandemic, imposing varying requirements on our industry. We are continuing to evaluate these evolving requirements. We cannot at this stage predict the various impacts they may have on our workforce, our suppliers, or our Company. These evolving government requirements, along with broader impacts of the continuing pandemic, could impact our workforce and performance, as well as those of our suppliers.

Our future results of operations and liquidity could be adversely impacted by delays in payments of outstanding receivable amounts beyond normal payment terms, supply chain disruptions and operational challenges faced by our customers. Continued outbreaks of COVID-19 could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn or a global recession that could cause significant volatility or decline in the trading price of our securities, affect our ability to execute strategic business activities, affect demand for our products and likely impact our operating results. These may further limit or restrict our ability to access capital on favorable terms, or at all, lead to consolidation that negatively impacts our business, weaken demand, increase competition, cause us to reduce our capital spend further, or otherwise disrupt our business.

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

In the years ended December 31, 2021, 2020 and 2019, a group of affiliated companies accounted for 21.2%, 18.9% and 19.5% of our total revenues, respectively, and another group of affiliated companies accounted for 7.9%, 11.6% and 11.5% of our total revenues, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

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

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the year ended December 31, 2021, our purchases from two (2) suppliers accounted for 21% and 23% of our total of consolidated raw material costs, respectively. In the event such raw materials are not readily available to us. We may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

During the beginning of 2021, one of our main suppliers (DuPont), including through its Israeli distributer, failed to supply the Company with Pyralux AP, a key material necessary for the manufacturing of our products, which created a slowdown in our production, such that we were not able to supply certain orders, and others were delayed. During the second and third quarters we were able to obtain authorizations from some of our customers to use alternative raw materials. Nonetheless, not all of our clients have authorized us to use alternative raw materials provided by the new supplier. As of year-end the supply of this material by DuPont returned to normal capacity. Future delays in our supply chain may result in disruption in our operations and may negatively impact both our ability to meet customer demand and our revenue and profit during this period of uncertainty.

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

Our revenues and expenses are denominated in NIS, US dollars and euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The NIS value of our dollar and euro denominated revenues are negatively impacted by the devaluation of the dollar and the euro against the NIS. The average exchange rate for the NIS against the dollar was approximately 6.2% lower in 2021 than in 2020, which had a negative impact on our operating results in 2021. In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials. If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar or other foreign currencies.

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

In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries, and new and/or increased tariffs have subjected, and may in the future subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. While the U.S. and China signed a “phase one” trade deal on January 15, 2020 to reduce planned increases to tariffs, concerns over the stability of bilateral trade relations remain. In addition, the UK’s exit from the European Union known as Brexit, became effective on January 31, 2020. Under the terms of the withdrawal agreement, the UK continued to be subject to the laws and obligations applicable to all EU members during a transitional period which ended on December 31, 2020, including laws related to trade and data privacy and pharmaceuticals, while the future relationship between the UK and the EU was formally negotiated. The UK and the EU have signed a EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and has entered into force on May 1, 2021. Changes related to Brexit could subject us to heightened risks in that region, including disruptions to trade and free movement of goods, services and people to and from the UK, disruptions to the workforce of our business partners, increased foreign exchange volatility with respect to the British pound and additional legal, political and economic uncertainty. If these actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

In response to the to the invasion of the Ukraine by Russia in February 2022, the U.S. and other countries, have imposed various sanctions against Russia  including restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. The U.S. and other countries could impose wider sanctions and take other actions. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts in the Middle East and worldwide and adverse effects on macroeconomic conditions, currency exchange rates and financial markets, all of which could impact our business, financial condition and results of operations.

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

We have in the past been, and currently are, subject to claims and litigation relating to environmental matters.  If we are found to be in violation of environmental laws, we might be liable for damages and costs of remediation and may be subject to a halt in production, which may adversely affect our business, operating results and financial condition.

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

In March 2019, representatives of the Ministry inspected our premises and issued a warning related to an alleged breach of the Clean Air Law and a warning related to the Hazardous Materials Law (1993). Management believes that our company is not in violation of these laws. Following a hearing at the Ministry in August 2019, the Ministry conducted two additional tests after which we were asked to take corrective actions. During May 2020 and July 2020, representatives of the Ministry inspected our premises again. In September 2020 the Ministry issued a warning related to an alleged breach of the Clean Air Law, the Hazardous Materials Law (1993), the Water Law and Business Permit Law. We may be subject to fines and sanctions as stated in such laws. According to this letter, we were invited to a hearing at the Ministry on November 9, 2020. Following that hearing meeting, the district manager issued a protocol stating that he will recommend that the Ministry impose fines on our company. We responded and requested the district and Ministry to reconsider, taking into account the corrective measures taken by us. On August 2021 we got a letter from the ministry and were asked about our Company's sales turnover in order to determine the amount of the fine that will be imposed in regard to the breach of the Hazardous Materials Law (1993).  In addition, as part of the Hazardous Materials Law (1993), the Ministry has scheduled ground samples inspection in order to check compliance with applicable standards. We cannot estimate the outcome of such study; if we will be required to take corrective measures and if so, what would be the cost or impact on our business.

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

We are subject to financial covenants in our loan agreements with the banks that provide us with our credit facilities and long-term loans. Our compliance with the financial covenants is measured annually based on our annual audited financial statements. As of December 31 of each of the three years ended December 31, 2018, we were not in compliance with these covenants and received waivers from our banks. We were compliant with our covenants to the banks with respect to our financial statements for each of the three years ended December 31, 2021. These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are encumbered as security for our liabilities to our banks, whose consents are required for any future pledge of such assets. The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreements prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

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

We may not be able to receive Israeli governmental grants in the future.

The Company was awarded a grant from the Israeli Investment Authority that will fund 15% of our expected $1.5 million investment in Advanced Manufacturing Equipment compliant with Industry 4.0 standards, which focuses on interconnectivity, automation, machine learning, and real-time data. The grant also provides for potential future grants covering an additional 5% of these capital investments, as soon as we demonstrate improvements in certain of our operational indicators. There is no guarantee that we will demonstrate such improvements or be awarded the additional grant.

We received final approval from the Israel Innovation Authority (“IIA”) for a 50%, royalty bearing participation in an approximately $250,000 one-year development program, which started in March 2021.  The total R&D program may be extended for a second year, subject to IIA approval. This R&D program is meant to enable us to achieve a significantly faster production rate in certain stages of our manufacturing process, which will also drastically reduce scrap.  There can be no assurance that the R&D program will succeed in achieving its goals or that all pre-defined benefits will be attained, thus any additional grants are not guaranteed.

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

We may not succeed in our efforts to expand our activity in the U.S. and other foreign markets.  If we are unsuccessful, our future revenues and profitability would be adversely affected.

Our business plan assumes an increase in revenues from the U.S. and other market.  However, our efforts to increase sales to such markets may not succeed. Sales to the medical, defense and aerospace industries may be affected by several factors, including with respect mainly to the U.S., cutbacks in government spending.  If we are unsuccessful in such efforts, our future revenues and profitability would be adversely affected.

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

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access, which could also impact the operation of our products and services. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the global PCB industry. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. During the third quarter of 2021, an unusual activity was detected on our computer network systems. We immediately took a number of actions that led to the removal of the potential threat. The event ended without the need to disable our systems or any other impact. We believe  that the attempt was aimed at  extracting information and not for a ransom demand. Following the incident, we took steps to strengthen our computer infrastructure protection systems. Due to our quick response, we did not have a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure that such measures will provide absolute security, that we will be able to react in a timely manner in the future, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

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

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that there will be significant differences between the results from one quarter to another.

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

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our solutions.

The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes disclosure requirements regarding the use in components of our products of “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries, whether the components of our products are manufactured by us or third parties. These requirements could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. Although the U.S. Securities and Exchange Commission, or the SEC, has provided guidance with respect to a portion of the conflict mineral filing requirements that may somewhat reduce our reporting practices, there are costs associated with complying with the disclosure requirements and customer requests, such as costs related to our due diligence to determine the source of any conflict minerals used in our products.  Because of the complexity of our supply chain, we may face reputational challenges if we are unable to sufficiently verify the origins of the subject minerals. Moreover, we are likely to encounter challenges to satisfy those customers who require that all of the components of our products are certified as “conflict free.” If we cannot satisfy these customers, they may choose a competitor’s products.

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

Technological change in the PCB industry is rapid and continual.  To satisfy customers’ needs for increasingly complex products, PCB manufacturers must continue to develop improved manufacturing processes, provide innovative solutions and invest in new facilities and equipment.  To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment are likely to require significant capital investment.  We expect that we will need to invest large amounts in the next few years to replace or refurbish old equipment and to remain competitive in the market.  This capital may not be available to us in the future for such purposes and any new manufacturing processes developed by us may not become or remain commercially viable.  As a result, we may not be able to maintain our current technological position.  Furthermore, the PCB industry may in the future encounter competition from new technologies that may reduce demand for PCBs or may render existing technology less competitive or obsolete.  Our future process development efforts may not be successful or the emergence of new technologies, industry standards or customer requirements may render our technology, equipment or processes obsolete or uncompetitive.

The measures we take in order to protect our intellectual property may not be effective or sufficient.

Our success depends in part on our proprietary techniques and manufacturing expertise, particularly in the area of complex multi-layer and flex-rigid PCBs.  We currently rely on a combination of trade secrets, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products.  Like many companies in the PCB industry, we currently do not hold any patents.  We believe that, because of the rapid pace of technological change in the electronics industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services that we provide.

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

During the last several years, a supplier of one of our software packages requested us  to conduct an audit of our operations to verify that we do not breach any intellectual property rights it allegedly owns.  We believe that we have fully, diligently and timely complied with our obligation toward the supplier. We also believe that the supplier has no right to conduct any audit of our products or services and such audit may cause us to breach confidentiality obligations to other entities, and therefore replied that there were no grounds for his request.  If we are found to be in violation of such supplier’s intellectual property rights, we could be liable for compensation and costs of an unknown amount.  Such liability could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Human Capital

If our workforce will be represented by a labor union we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

Our employees have previously presented us with the possibility of establishing an employees’ union committee, which was soon after dissolved. If our employees are represented by a union in the future, we could incur additional costs, experience work stoppages, either of which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers. Strikes and work stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work stoppages and such strikes or work stoppages occur, these may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers in a timely manner.

From time to time, we may be named as a defendant in actions involving the alleged violation of labor laws related to employment practices, wages and benefits.

From time to time we are involved in labor related legal proceedings arising from the operation of our business.  During the last years we recruited a new management team and reduced our overall headcount, which actions may expose our company to increased labor related legal proceedings.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” (“PFIC”).  Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations”) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2021 tax year. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read “Material U.S. Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

In March 2019, we completed a rights offering to our shareholders of 2,351,716 ordinary shares at a price of $1.464 per share, for an aggregate consideration of $3.4 million.  Of such shares, Nistec acquired 1,707,364 shares and Mr. Nissan individually acquired 206,712 of our ordinary shares, increasing his direct and indirect voting interest from 56.6% to 65.4%.

In December 2020, we completed a rights offering to our shareholders of 1,460,089 shares at a price of $3.90 per share, for an aggregate consideration of $5.7 million. Of such shares, Nistec acquired 1,159,813 shares, and Mr. Nissan individually acquired 43,576 of our ordinary shares, increasing his direct and indirect voting interest from 65.4% to 69.6%.

During the three years ended December 31, 2021, we invested approximately $3.5 in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $2.4 million in capital expenditures in 2022, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities. We intend to finance these expenditures with suppliers’ credit, cash flow from operations, fund raising and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.

In addition, we are considering expanding our business to a new facility within a few years. For this purpose we filed a request to the Ministry of Economics to approve our acquisition of certain property in Nof Hagalil (northern Israel) with exemption from “tender” made by the Israel Land Authority (“ILA”) for land allocation.  The Ministry of Economics approved its recommendation to the ILA to grant us such land with exemption from tender for 24 months. We have applied to the ILA for the necessary permits in order to finalize the terms of a long term pre-paid lease. We are at a very early stage in this process and have not yet formulated a final plan or sought approval for a new facility in Nof Hagalil. There is no assurance that we will obtain all the permits necessary for such acquisition and construction of a new plant from the ILA or that we will be able to finance such project.

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

Domestic production. Many PCB users are concerned that their designs will be copied by overseas producers. As PCB's become more complex and more critical to the end design, there are raising concerns over IP theft and security. This results in increased market share of domestic PCB producers.

Manufacturing and Engineering Processes

Continued significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry.  During the three years ended December 31, 2021, we invested approximately $3.5 million in machinery and equipment for that purpose.

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

During 2018 we incurred water damage to two electrical testing systems in our production facility. We were not able to reach an agreement for the damage and the payment from the insurance company on our insurance claim; therefore we filed a claim with the Israeli court. We cannot be sure that such legal proceedings in this matter will be successfully completed.

During 2021 we invested in machinery and equipment, including a new Inspecta (X-ray drilling and measuring system),a  new Laser drilling machine, a new plasma machine and  two additional mechanical drilling machines that are still under verification process .

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

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2021, 2020 and 2019, the primary industries for which we produced PCBs were defense and aerospace equipment (41.2%, 47.6% and 55.2% of production, respectively), medical equipment (8.8%, 8.3%, and 9.5% of production, respectively), industrial equipment (4.4%, 2.5% and 2.1% of production, respectively), distributors, contract electronic manufacturers and others (45.6%, 41.6% and 33.2% of production, respectively).

Customers.  During the year ended December 31, 2021, we provided PCBs to approximately 149 customers in Israel and approximately 76 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, the Netherlands, India, Italy, Romania, Uruguay, China and South Africa.  Sales to non-Israeli customers were $14.9 million (43.9% of revenues) for the year ended December 31, 2021, $16.0 million (43.6% of revenues) for the year ended December 31, 2020 and $15.1 million (43.5% of revenues) for the year ended December 31, 2019. In the years ended December 31, 2021, 2020 and 2019, a group of affiliated companies accounted for 21.2%, 18.9% and 19.5%, of our total revenues, respectively, and another group of affiliated companies accounted for 7.9%, 11.6% and 11.5% of our total revenue, respectively.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies.  We currently have eight persons involved in sales, of which four persons are located in Israel and four persons are located in the United States. In North America, we market and sell our products through Eltek USA as well as through independent local sales representatives.  PCB trading and manufacturing companies act as distributors of our products in the Netherlands, Italy, and South Africa.  In India, we market our products through a local sales representative.  We maintain technical support services for our customers worldwide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of four persons.

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

During 2021 we established a sales team for commercial activities which cooperate with reliable PCB manufacturers from the Far East.

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

We, like most PCB manufacturers, generally obtain our key raw materials from a select number of suppliers. Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of PCB products and may result in the cancellation of orders for our products. If a raw material or component supplier fails to satisfy our product quality standards, including standards relating to “conflict minerals” it could harm our customer relationships.  Furthermore, if we are unable to identify an alternative source of raw material or component supplier, we may have to modify our products or a large portion of our production process to use a substitute raw material, which requires customers’ consent of use of such materials and which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

In 2021, one of our main suppliers (DuPont), including through its Israeli distributer, failed to supply the Company with Pyralux AP, a key material necessary for the manufacturing of our products, which created a slowdown in our production, such that we were not able to supply certain orders, and others were delayed. During the second and third quarters we were able to obtain authorizations from some of our customers to use alternative raw materials. Nonetheless, not all of our clients have authorized us to use alternative raw materials provided by the new supplier. As of year-end, the supply of this material by DuPont returned to normal capacity. Future delays in our supply chain may result in disruption in our operations and may negatively impact both our ability to meet customer demand and our revenue and profit during this period of uncertainty.

Competition

The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue.  The global PCB industry is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements.  We compete principally in the market for complex, flex-rigid multi-layer PCBs.  In the Israeli market, we mainly compete with major PCB exporters, mainly from South East Asia, North America and Europe, and the Israeli firm PCB Technologies Ltd. In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy),  Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market, we mainly compete with TTM, Inc. (previously known as DDi Corp and Viasystems), KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc., Teledyne. Many of these competitors have significantly greater financial, technical and marketing resources than us.  Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights.  Our current competition in the rigid PCB segment is mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose market share and reduce prices.

Backlog

Due to the costs involved, our customers are increasingly reluctant to maintain inventory and refrain from placing orders significantly in advance. Accordingly, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Our backlog at December 31, 2021 was approximately $10.0 million compared to a backlog of approximately $6.8 million at December 31, 2020.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.

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

In March 2019, representatives of the Ministry of Environmental Protection inspected our premises and issued a warning related to an alleged breach of the Clean Air Law and a warning related to the Hazardous Materials Law (1993). Following a hearing at the Ministry in August 2019, the Ministry conducted two additional tests after which we were asked to take corrective actions. During May 2020 and July 2020, representatives of the Ministry inspected our premises again. In September 2020, the Ministry issued a warning related to an alleged breach of the Clean Air Law, the Hazardous Materials Law (1993), the Water Law and the Business Permit Law. We attended another hearing at the Ministry on November 9, 2020. Following that hearing, the district manager issued a protocol stating that he will recommend that the Ministry imposes fines on our company. On August 5, 2021, we received a letter from the Ministry entitled "Requirement for details of annual sales turnover under the Hazardous Materials Law." According to the letter, such information is required for the purpose of determining the financial sanction that will be imposed on our company due to violation of conditions in the toxins permit, as observed during inspection of our plant in May 2020.

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

C.          Organizational Structure

In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary organized in Germany, to manage our sales and marketing activities for certain European customers. Eltek Europe became inactive in 2019 and during 2020 we started the liquidation process that is expected to be concluded in 2022.

In July 2007, we established Eltek USA Inc., a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing activities in the North American market.  Eltek USA Inc. commenced operations in 2008.

In November 2013, Nistec acquired a controlling 50.5% stake in our company.  In June 2016, Mr. Nissan, our Chairman and then CEO and the controlling shareholder of Nistec, acquired 124,028 additional ordinary shares of our company, increasing his direct and indirect voting interest from 50.5% to 56.6%. In December 2018, Nistec Ltd. transferred its ownership interest in our company to Nistec Golan Ltd. Nistec Golan and Nistec Ltd., are privately held companies indirectly controlled by Mr. Nissan, through Nistec Holdings Ltd.  In March 2019, as part of a rights offering, Nistec acquired 1,707,364 shares and Mr. Nissan individually acquired 206,712 of our ordinary shares, increasing his direct and indirect voting interest from 56.6% to 65.4%. In our second rights offering in In December 2020, Nistec acquired 1,159,813 shares, and Mr. Nissan individually acquired 43,576 of our ordinary shares, increasing his direct and indirect voting interest from 65.4% to 69.6%.

D.        Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach Tikva, Israel. In 2020, we signed an amendment to the lease agreement which extend the lease contract until February 2027 with a 7% increase in rent, with an option to extend the lease for an additional five years period with an additional 3% increase in rent, which will expire in February 2032.  In the year ended December 31, 2021, we incurred $1 million of leasing expenses for these premises.

We are considering expanding our business to a new facility within a few years. For this purpose we filed a request to the Ministry of Economics to approve our acquisition of certain property in Nof Hagalil (northern Israel) with exemption from “tender” made by the Israel Land Authority (“ILA”) for land allocation.  The Ministry of Economics approved its recommendation to the ILA to grant us such land with exemption from tender for 24 months. We have applied to the ILA for the necessary permits in order to finalize the terms of a long term pre-paid lease. We are at a very early stage in this process and have not yet formulated a final plan or sought approval for a new facility in Nof Hagalil. There is no assurance that we will obtain all the permits necessary for such acquisition and construction of a new plant from the ILA or that we will be able to finance such project.

Our U.S. subsidiary, Eltek USA Inc., leases approximately 1,682 square feet of office space in New Hampshire under a lease that expires in February 2024.  In the year ended December 31, 2021, we paid an aggregate of $14,000 in lease payments for these premises.

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

Recent Developments

Although the effects of the COVID-19 pandemic on the local economy and most relevant economies worldwide have mostly subsided or significantly improved and the worldwide vaccination process is in progress, it is not clear that new infection waves will not arise, given the appearance of continued or new virus mutations.  During 2021, the pandemic did not materially affect our company’s operations, which have been deemed an “essential enterprise” by the Israeli government and we are making efforts to operate as normal.  Our ability to collect money, pay bills, handle customer and consumer communications, schedule production and order raw materials necessary for our production has not been materially impacted, except the delay we were facing in the first quarter of 2021 in supply of certain raw materials, which may negatively impact both our ability to meet customer demand and our revenue and profit during this period of uncertainty.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2021	2020	2019

Revenues	100%	100%	100%
Cost of revenues	(79.6)	(78.9)	(82.7)
Gross profit	20.4	21.1	17.3

Research and development expenses	(0.2)	-	-
Selling, general and administrative expenses	(14.4)	(12.8)	(13.3)
Operating profit	5.8	8.3	4.0
Financial expenses, net	(1.4)	(0.9)	(1.3)
Other income (loss), net	0.1	(0.1)	2.7
Profit before income tax expense	4.5	7.3	5.4
Income tax benefit (expense)	10.4	(0.2)	(0.2)
Net profit	14.9	7.1	5.2

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenues.  Revenues decreased by 8% to $33.8 million in the year ended December 31, 2021, from $36.7 million in the year ended December 31, 2020.  The decrease in revenues is primarily attributable to shortage of a key raw material during the year.

Cost of Revenues.  Cost of revenues decreased by 7% to $26.9 million for the year ended December 31, 2021, from $29.0 million for the year ended December 31, 2020.  The decrease in cost of revenues is primarily attributable to decrease in revenues.

Gross Profit.  Gross profit decreased by 10.9% to $6.9 million for the year ended December 31, 2021, from $7.7 million for the year ended December 31, 2020.  Gross profit as a percentage of revenues decrease to 20.4% for the year ended December 31, 2021, from 21.1% for the year ended December 31, 2020.  The decrease in gross profit is primarily attributable to the decrease in revenues, and the devaluation of the US Dollar against the NIS.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $4.9 million in the year ended December 31, 2021 as compared to $4.7 million in the year ended December 31, 2020. The increase of $0.2 million is primarily attributable to increased rates of D&O insurance.

Operating Profit.  We recorded an operating profit of $1.9 million in the year ended December 31, 2021 compared to an operating profit of $3.0 million in the year ended December 31, 2020.The decrease is primarily attributable to the decrease in revenues and the devaluation of the US Dollar against the NIS.

Financial Expenses, Net.  Financial expenses, net increased to $0.5 million in the year ended December 31, 2021, from $0.3 million in the year ended December 31, 2020.  The increase in financial expenses in 2021 compared to 2020 is primarily attributable to the devaluation of the US Dollar against the NIS and its impact on our cash balances during the year.

Other Income (Expenses), Net.  We had other income, net of $41,000 in the year ended December 31, 2021, mainly attributable to compensation received for an insurance claim we filed with the insurance company. We had other expenses, net of $16,000 in the year ended December 31, 2020, mainly attributable to the disposal of equipment.

Income Tax Expense.  During the year ended December 31, 2021 we released the tax loss carryforwards valuation allowance recorded in prior years. This release resulted in a tax benefit of $3.5 million in the year ended December 31, 2021. Tax expenses in 2020 and 2019 were mainly attributable to the increase in deferred tax liability and tax related to our subsidiary in the United States.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Please see Item 5A of our Form 20-F for the year ended December 31, 2020 filed on March 25, 2021, for this comparison.

Change in policy for recognizing stock-based compensation expense

In the fourth quarter of 2021, the Company changed its policy for recognizing stock-based compensation expense for graded-vesting awards with service conditions only, from the accelerated attribution method to the straight-line attribution method. The Company views these awards as single awards and believes that the straight-line attribution method more accurately reflects the pattern of service provided by the employees versus the accelerated attribution method which significantly front loads the stock-based compensation expense and does not appropriately match the expense with the services provided. In addition, based on research and analysis, the Company believes the straight-line attribution method for stock-based compensation expense for service condition-only awards is the predominant method used in its industry. The Company has concluded that the straight-line attribution method for stock-based compensation is a preferable accounting policy in accordance with ASC 250, Accounting Changes and Error Corrections and has applied this change retrospectively. The impact from the change in accounting policy for periods prior to January 1, 2021 was immaterial. Set forth are the restated 2021 quarterly results of operations (the change had no impact on the Company balance sheet or shareholders equity for these [periods):

	Three months period ended
Year ended December 31,	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
	($ in thousands)

Revenues	7,205	9,132	7,965	9,521
Cost of revenues	(6,063)	(6,743)	(6,555)	(7,565)
Gross profit	1,142	2,389	1,410	1,956

Selling, general and administrative
Expenses	1,000	1,332	1,228	1,310
R&D expenses, net	-	10	45	23
Operating profit	142	1,047	137	623
Financial income (expenses), net	104	(84)	(121)	(387)
Other income (loss), net	(2)	-	44	(1)
Profit before income tax expense	244	963	60	235
Income tax (expense)	(15)	(35)	(14)	3,601
Net Profit	229	928	46	3,836

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  For example, the NIS value of our dollar or Euro denominated revenues are negatively impacted in case of a devaluation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was approximately 6.16% lower in 2021 than 2020 and the average exchange rate of the NIS against the Euro was 2.54% lower in 2021 than 2020 and in total, these changes had a negative impact on our operating results in 2021.  The average exchange rate for the NIS against the dollar was 3.43% lower in 2020 than 2019 and the average exchange rate of the NIS against the Euro was 1.73% lower in 2020 than 2019, and in total, these changes had a negative impact on our operating results in 2020.

The following table sets forth, for the periods indicated, devaluation or appreciation of the NIS against the most important currencies for our business, the Dollar and Euro, between December 31 each year and December 31 of the year before.

	Year Ended December 31,
	2021	2020	2019	2018	2017

Dollar	(3.27)%	(6.97)%	(7.79)%	8.10%	(9.83)%
Euro	(10.76)%	1.7%	(9.63)%	3.35%	2.69%

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

Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the Israeli and foreign governmental policy and regulations, and movements in exchange rates and interest rates. The Israeli national consumer price index, which is an indicator of the inflation, was 2.8%, (0.7%) and 0.6% in 2021, 2020 and 2019, respectively. Inflation rates may increase in the future. If inflation rates rise, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in Israel, and worldwide, may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income under the Income Tax Ordinance, 5721-1961.  The regular corporate tax rate in Israel has been 23% since 2018. However, our production facility qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended.  We may select a “preferred enterprise” status, which will allow us to be taxed at a rate of 16% on all of our income.  For additional information see Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959” and Note 18 to our consolidated financial statements.

As of December 31, 2021, we had approximately $20.4 million in tax operating loss carryforwards and $11.1 million in capital loss carry forwards in Israel, which can be offset against future income in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year.  Tax assessments through the 2016 tax year are considered final due to the statute of limitations.  Our European subsidiary, Eltek Europe, has received final tax assessments through the 2013 tax year.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation.

In 2021, we reversed the valuation allowance recorded in past years due to our conclusion that it is more likely than not that the Company will realize its deferred tax losses in the future and recorded a tax benefit of $3.5 million. In 2020, we recorded tax expenses of $71,000, mainly in respect of our subsidiary in the United States.

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

In June 2017, we received a loan of NIS 5.0 million (approximately $1.4 million) from Nistec and in March 2018, we received additional loans from Nistec in the amount of NIS 4.0 million (approximately $1.2 million). In July 2018, we received a third loan from Nistec of NIS 1.0 million (approximately $290,000). In December 2018, these loans and the shares of our company that were held by Nistec were transferred within the Nistec group to an affiliated company, Nistec Golan Ltd.  We and Nistec Golan subsequently renegotiated the term and interest provisions of these loans aggregating NIS 10 million (approximately $ 2.9 million) and on December 5, 2019, our shareholders approved the execution of the renegotiated interest agreement with Nistec Golan (the “Interest Agreement”).  Under the terms of the Interest Agreement, the loans carried interest ranging from Prime + 1% to Prime + 1.75%.

In addition to the above loans, in January 2019, Nistec Golan provided a NIS 2.0 million (approximately $580,000) guarantee of an existing line of credit to a bank, which was payable on April 30, 2019. In February 2019, our audit committee approved the exercise of the option that Nistec would repay the debt owed to the bank and would be converted into a loan to us from Nistec, which was repaid on May 1, 2020.

In March 2019, we completed a rights offering to our shareholders of 2,351,716 ordinary shares at a price of $1.464 per share, for an aggregate consideration of $3.4 million.  Of such shares, Nistec acquired 1,707,364 shares and Mr. Nissan individually acquired 206,712 of our ordinary shares, increasing his direct and indirect voting interest from 56.6% to 65.4%. The proceeds of this rights offering were used to reduce our outstanding debt under our lines of credit by NIS 6.0 million (approximately $1.7 million), as well as for working capital and other general corporate purposes, including investment in equipment.

In June 2020, we obtained a five-year loan of NIS 4 million (approximately $1.2 million) from Mizrahi-Tefahot Bank, guaranteed by Nistec Ltd. The loan is for a period of five years and has preferred terms including  a repayment schedule that starts after a 12 month grace period and carried interest of Prime + 1.50%, which was waived for the first year of the loan.

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

In May 2021, we obtained a loan of NIS 10 million (approximately $3.1 million) from Bank Leumi, The loan is for a period of ten years, with preferred terms including a repayment schedule that starts after a 12 month grace period and carried interest of Prime + 1.50%, which was waived for the first year of the loan.

As of December 31, 2021, we had $9.3 million in cash and cash equivalents and working capital of $13.3 million compared to $4.7 million in cash and cash equivalents and a working capital deficit of $9.1 million at December 31, 2020.

As of December 31, 2021, we had revolving lines of credit of approximately $2.8 million with Bank Hapoalim B.M. Our credit lines bear annual interest at Prime + 0.85% and our long-term NIS bank loans bear annual interest of Prime + interest at range of 1.50% to 1.75%.

The credit lines and loans from the banks are secured by specific pledge on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed pledge on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements with the banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

Bank Hapoalim and Bank Leumi require us to maintain a specific set of covenants each fiscal year.  We are required to meet all of the following financial covenants: (i) maintaining adjusted shareholders’ equity equal to the greater of $4.5 million or 17% of our consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders’ equity excludes certain intangible and other assets.  Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses.  As of December 31, 2021, 2020 and 2019, we were in compliance with the covenants.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

Year ended December 31,	2021	2020	2019
	($ in thousands)
Net cash provided by operating activities	3,875	3,252	2,578
Net cash used in investing activities	(1,647)	(1,140)	(806)
Net cash provided by (used in) financing activities	2,124	814	(1,132)
Effect of translation adjustments	196	181	(4)
Net increase in cash and cash equivalents	4,548	3,107	636
Cash and cash equivalents at beginning of year	4,735	1,628	992
Cash and cash equivalents at end of year	9,283	4,735	1,628

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

Net cash provided by operating activities was $3.9 million in the year ended December 31, 2021. This amount was primarily attributable to our pre-tax income of $1.5 million, depreciation of fixed assets of $1.8 million and a net increase in working capital items of $0.6 million.

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

Net cash used in investing activities was $1.6 million in the year ended December 31, 2021, compared to $1.1 million in the year ended December 31, 2020 and compared to $0.8 million in the year ended December 31, 2019.  Net cash used in investing activities in each of the three years ended December 31, 2021 was primarily for the purchase of fixed assets for our production lines and leasehold improvements.

Net cash provided by financing activities was $2.1 million in the year ended December 31, 2021, which was primarily attributable to the $3.1 million of proceeds from long term loans. These amounts were partially offset by repayments of short-term credits.

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

Capital expenditures on a cash basis for the years ended December 31, 2021, 2020 and 2019 were approximately $1.5 million, $1.1 million and $0.8 million, respectively.  In addition, purchases of fixed assets not yet paid as at December 31, 2021 amounted to $221,000.  Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements. We intend to finance our 2022 capital expenditures mainly with our cash balances, bank loans, suppliers’ credit and operational cash flow; however, such financing may not be available, or, if available, may not be on terms favorable to us.  Our principal commitments consist of obligations outstanding under our bank loans and credit facilities, suppliers’ credit and operating leases.

We expect to finance our 2022 operations from our cash flow from operations, revolving bank credit lines and long-term bank loans and supplier financing. Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2022, our liquidity could be negatively affected by the continuation of the Coronavirus outbreak, which could have an adverse effect on the global markets and on our operations, shortage in raw materials, continued operational difficulties in our manufacturing and a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D “Key Information - Risk Factors”.  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2022. Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.         Research and Development, Patents and Licenses

During January 2021 we received approval for grants from the Israeli Investment Authority that will fund 15%-20% of our expected $1.5 million investment in Advanced Manufacturing Equipment  compatible with  Industry 4.0 standards, which focuses on interconnectivity, automation, machine learning, and real-time data. In addition, we received final approval from the Israel Innovation Authority (“IIA”) for a 50% participation in an approximately $250,000 one-year development program, which started in March 2021. The total R&D program may be extended for a second year, subject to IIA approval. This R&D program is meant to enable Eltek to achieve a significantly faster production rate in certain stages of its manufacturing process, which will also drastically reduce scrap.  There can be no assurance that the R&D program will succeed in achieving its goals or that all pre-defined benefits will be attained.

D.         Trend Information

In recent years, we faced a reduced demand for our products. We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  Our backlog at December 31, 2021 was approximately $10.0 million compared to a backlog of approximately $6.8 million at December 31, 2020

E.         Critical Accounting Estimates

The preparation of our consolidated financial statements and other financial information appearing in this Annual Report requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate on an on-going basis these estimates, mainly related to inventory, deferred tax assets and share based compensation expenses.

We base our estimates on our experience and on various assumptions that we believe are reasonable under the circumstances. The results of our estimates form the basis for our management’s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included in this annual report:

Inventory

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

We periodically evaluate the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Any write-off is recognized in our consolidated statements of income as cost of revenues. In addition, if required, we record a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of our forecast of future demand consistent with our valuation of excess and obsolete inventory.

The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning future sales potential at which such inventory will be sold in the normal course of business. Incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Given the significant assumptions required and the possibility that actual conditions will differ, we consider the valuations to be a critical accounting estimate.

Recently Issued Accounting Standards

See Note 2v to our 2021 consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	72	Chairman of the Board of Directors
Mordechai Marmorstein (1)(2)	75	Director
David Rubner(4)	82	Director
Erez Meltzer(4)	64	Director
Gad Dovev(1)(2)(3)(4)	75	External Director
Ilana Lurie (1)(2)(3)(4)	49	External Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee
(4) Member of the Special Independent Committee for M&A purposes

At our 2021 annual general meeting of shareholders held on June 3, 2021, our shareholders re-elected Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to serve as a directors until our 2022 annual general meeting of shareholders. Mr. Gad Dovev was elected to serve as an external director for a third three-year term, at our 2020 meeting of shareholders held on October 29, 2020. Ms. Ilana Lurie was elected to serve as an external director for a second three-year term, at our 2021 meeting of shareholders held on June 3, 2021.

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

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and Chairman of the Board of Novelsat Ltd. Previously, he was Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI. Before joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner served on the boards of Check Point Software Ltd., Radware Ltd., Telemessage International Ltd., Koor Industries Ltd., Lipman industries Ltd.  and a number of private companies. He also serves on the boards of trustees and executive councils of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. (Hons) degree in engineering from Queen Mary College, University of London and an M.S. degree from Camegie Mellon University. Mr. Rubner was awarded 14 U.S. Patents and was the recipient of the Israeli Industry Prize for 1995.

Erez Meltzer has served as a director since 2009 including as the Chairman of our Board of Directors from 2011 to 2013.  Mr. Meltzer was the Executive Chairman of Hadassah Medical Center until the end of 2020.  Mr. Meltzer also serves as a director of Ericom Software Ltd., Hadasit Bio Holding (HBL) Ltd., GEM Pharma Ltd., Nano-x Imaging Ltd., Plantis Pharma Ltd., Supplant Ltd., Tevel Aerobotics Technologies Ltd. and Rivulis Plastro Ltd.. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served is a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999, and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University, and is a graduate of the Advanced Management Program at Harvard Business School.

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

Ms. Ilana Lurie was elected to serve as an external director in September 2018 and is a member of our audit and compensation committees. Ilana Lurie is a CFO, COO & Director with vast experience in international finance and operations, within both large technology companies as well as Start-Ups. In a course of last 10 years, Ilana led significant financing rounds, as well as debt restructuring processes. Ms. Lurie played a critical role in transition from R&D to production in NovelSat and she is currently leading this activity in IO Tech, in her capacity as CFO & COO. During 2012- 2020, Ms. Lurie has been CFO of NovelSat, Landa Ventures portfolio company. Prior to her tenure at NovelSat, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ).  From 2006 to 2011, Ms. Lurie held several financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Eli Yaffe	67	Chief Executive Officer
Ron Freund	57	Chief Financial Officer
Yitzhak Zemach	46	Director of Operations
Oriel Sallary	59	VP Sales and Marketing
Sagi Balter	41	VP Process Engineering
Shmuel Meidan	61	VP Quality Assurance

Eli Yaffe joined us in July 2018 as our Chief Executive Officer. Prior to joining our company, Mr. Yaffe was the President of Carmel Forge Ltd. (Aerospace) for almost 16 years since mid-1996.  Prior thereto Mr. Yaffe served as the President of Urdan Industries Ltd. (Defense). Previously, Mr. Yaffe served as VP of Business Development & Strategic Planning, responsible for strategy, M&A, and business development at Ormat Industries Ltd., including 5 years in the USA. Mr. Yaffe holds a B.Sc. degree (with distinction) from the Technion- Israel Institute of Technology, M.Sc. degree in Mechanical Engineering from Tel Aviv University and an MBA degree (with distinction) in Finance & Marketing from Bar Ilan University.

Ron Freund joined us in January 2022 as our Chief Financial Officer. Mr. Freund served as the CFO of Ophir Tours Ltd. from 2015 to 2021. From 2011 to2014, Mr. Freund served as the CFO of Middle East Tube Company Ltd., an Israeli public company, traded on the Tel Aviv Stock Exchange (TASE). In previous roles, Mr. Freund served as Deputy CEO and CFO of Soltam Systems LTD. and as a Senior Partner at Ernst & Young Israel. Mr. Freund holds a B.A. degree in Accounting and Economics from the Hebrew University, Jerusalem, and is a licensed CPA (Israel).

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

Shmuel Meidan joined us in March 2020 as our VP Quality Assurance.  Previously, from 2013 to March 2020, Mr. Meidan served as the Chief Quality Manager of EPS Technology Ltd., a provider of computers and electronic systems to the defense and industrial markets. Prior thereto, he served as a Quality Manager at Elbit Systems ELOP Ltd. (NASDAQ:ESLT), a developer and supplier of airborne, land and naval systems for defense, from 2001 to 2013. Mr. Meidan holds a B.Sc.T.E degree in Mechanical Engineering from Tel Aviv University and graduate B.Sc.T.E in technological educational from Tel-Aviv University.

There are no family relationships between any of our directors and executive officers.

B.        Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2021.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (consisting of 12 persons)	$1.7 million (1)(3)	$407,000(2)(3)

(1)	During the year ended December 31, 2021, we paid each of our directors an annual fee of approximately $9,100 and an attendance fee of $290 per meeting. These fees are included in the above amount.

(2)	The benefits amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

(3)	The amounts indicated above include payments made to the Company's former CFO, Mt. Alon Mualem, which resigned effective January 1, 2022.

As of December 31, 2021, options to purchase 359,074 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $5.16 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2021. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2021.

Name of Officer	Position of Officer	Compensation for services (USD)(1)
		Base salary	Benefits and Perquisites (2)	Equity- Based (3)	Total compensation
Yitzhak Nissan (4)	Chairman of the Board	334,345	-	-	334,345
Eli Yaffe	Chief Executive Officer	312,737	287,381	87,354	687,472
Alon Mualem (5)	Chief Financial Officer	143,088	106,797	14,035	263,920
Yitzhak Zemach	VP Operations	134,847	93,061	18,209	246,117
Oriel Sallary	Vice President of Worldwide Sales and Marketing	123,178	65,927	2,216	191,321

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.23 per $1.00 (the average exchange rate in 2021).
(2)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable, bonuses, car related expenses, managers’ insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits. Bonuses represent accrued but not yet paid bonus payments for 2021, based on several criteria, including revenues, profit, employees’ safety, yield and on time deliveries.

(3)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2021 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(4)	Paid to Nistec as management fees.
(5)	Mr. Mualem resigned as our CFO effective January 1, 2022.

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

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our board members, as well as a particular nominee’s contribution to that mix. Although there are many other factors, the Board seeks individuals with experience in the defense industry, sales and marketing, legal and accounting skills and board experience.

Nasdaq’s Board Diversity Rule requires companies listed on Nasdaq to (i) publicly disclose board-level diversity statistics using a standardized template; and (ii) have, or explain why they do not have, at least two diverse directors. Under the new rule the required disclosure must generally be provided by Nasdaq-listed companies by August 8, 2022. The rule also provides additional flexibility for smaller reporting companies, which can meet the diversity objective by including two female directors, and for all companies with five or fewer directors, which can meet the diversity objective by including one diverse director. Foreign issuers, including foreign private issuers and foreign issuers with principal executive offices located outside the U.S., like our company, must have, or explain why they do not have, at least two board members who are female or have (i) one female director and (ii) one director is LGBTQ+ or an “underrepresented individual” in their home country jurisdiction (i.e., Israel).

The Board Diversity Rule is currently being challenged under constitutional grounds in the U.S. and may be subject to changes.

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

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries. We note that the vesting of options granted to directors, as described below, will stop at termination of their service to the Company.

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

Our articles of association allow us to exculpate any office holder from his or her liability to us for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. We provided an exemption letter, in the form approved by the Company's shareholders on October 17, 2013 to each of our directors and officers, and agreed to provide the same to our future office holders.

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

On December 5, 2019, our shareholders approved an updated indemnification agreement which was entered into with our directors and officers.

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

As of December 31, 2021, we employed 260 full-time employees in Israel, of which 190 were employed in manufacturing services, 21 in process and product engineering, 23 in quality assurance and control, 10 in sales and marketing and 16 in finance, accounting, information service and administration.

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

In addition, Eltek USA, a wholly-owned Delaware subsidiary, employed 4 full-time employees as of December 31, 2021, as compared to 3 full-time employees as of December 31, 2020, and 2019.

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

In the past, our employees have attempted to establish an employees’ union committee, which was later terminated.

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

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute of Israel, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.6% of the salary (same in 2020) and the employee contribution to the National Insurance Institute is at the rate of 12% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum monthly salary of NIS 44,020 (approximately $13,800) in 2021, and NIS 43,370 (approximately $12,600) in 2020 and 2019.  In the year ended December 31, 2021, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 5.3% of the salaries.

E.          Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 16, 2021 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (2)
Yitzhak Nissan (1)	4,065,912	69.5%

All executive officers and directors as a group (12 persons) (3)	4,209,566	72.02%
__________

(1) Except for Mr. Nissan, none of our directors or executive officers holds any of our ordinary shares. Mr. Nissan is the beneficial owner of 3,891,596 shares held by Nistec Golan, a company controlled by him and holds 174,316 shares as an individual. The principal business address of Nistec Golan is 43 Hasivim Street, Petach Tikva, Israel.

(2) The percentages shown are based on 5,849,678 ordinary shares issued and outstanding as of March 20, 2022.

(3) The number of ordinary shares beneficially owned includes 143,654 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

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

During 2019, 62,662 options were granted (including an adjustment to options previously granted, to reflect the dilutive effect of the rights offering) under the plan and no options were exercised.  During 2020, 16,014 options were granted (including an adjustment to options previously granted, to reflect the dilutive effect of the rights offering) under the plan and no options were exercised.  During 2021, 270,200 options were granted.  As of December 31, 2021, options to purchase 404,733 ordinary shares were outstanding under the plan, exercisable at an average exercise price of $5.24 per share.

In December 2020, the Company's Compensation Committee and Board of Directors, as applicable, approved the grant of options to purchase 100,000 ordinary shares to the Company’s CEO. In March 2021 our Compensation Committee and Board of Directors approved the grant of options to purchase 170,200 ordinary shares to our directors, office holders and employees. The grant to our directors included a grant of 20,000 options to each of the Company's directors (100,000 in the aggregate), including the external directors but excluding Yitzhak Nissan. The December 2020 grant to the CEO and March 2021 grant to the directors and to Ms. Revital Cohen Tzemach, the Company's special projects manager and daughter of Mr. Nissan, was approved by the Shareholders at the 2021 General meeting, held on June 3, 2021.

In December 2021, the Company's Compensation Committee and Board of Directors approved the grant of an additional 13,000 options with an exercise price of $4.18 to its new CFO.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

The following table sets forth certain information as of March 22, 2022 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Golan Ltd. (3)	3,891,596	66.53%
Yitzhak Nissan (3)	174,316	2.98%
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

(2)	The percentages shown are based on 5,849,678 ordinary shares issued and outstanding as of March 16, 2022.
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

Record Holders

Based on the information provided to us by our transfer agent, as of March 16, 2022, there were 8 holders of record of our ordinary shares, of which 6 record holders holding approximately 33.5% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33.4% of our outstanding ordinary shares as of such date).

B.          Related Party Transactions

On December 5, 2019 our shareholders approved the renewal and amendment of a management agreement with Nistec Ltd. On June 3, 2021, the Shareholders approved an additional renewal and amendment of a management agreement with Nistec Ltd. effective January 1, 2022, for a period of 3 years. Under the terms of the amended management agreement, Mr. Nissan serves as the Chairman of our Board of Directors.  In that role, Mr. Nissan provides us with various enumerated services, as follows: (a) coordination of the activities of our Board of Directors with respect to the development of the long term strategy for Eltek; (b) guidance to our Board of Directors with respect to the implementation by management of its strategy, work plans and budget, as shall be determined from time to time by our Board of Directors; (c) coordination of the activities of our Board of Directors with respect to the regulation and implementation of proper corporate governance practices; (d) coordination of the activities of our  Board of Directors for the purpose of the approval of quarterly and annual financial statements and reports; (e) development and retention of relations with current and future strategic investors; (f) general guidance and management of the activities of our Board of Directors; (g) advancement of the our company’s efforts with respect to the realization of its business development strategy, including the pursuit of mergers and acquisition opportunities; (h) coordination of the activities of our Board of Directors with respect to the definition of strategic financial targets and in attaining such targets (i) provision of assistance to our company in cooperation with our CEO, regarding our company’s dealings, communications and negotiations with the banks and non-banking financing institutions, including but not limited to, assistance with respect to obtaining financing for our company’s business activities, and (j) business development services, including assistance, in cooperation with our CEO, in the development and preservation of relationships with our company’s existing and potential customers. Mr. Nissan will dedicate the appropriate attention, time and effort to our company in connection with the provision of the enumerated services. The time dedicated by Mr. Nissan for the provision of such services will be as required by our company from time to time, and in accordance with its needs.

In consideration for performing the above services, we pay Nistec Ltd. a monthly fixed fee of NIS 90,000, plus applicable VAT.  In addition, Mr. Nissan is entitled to the following compensation:

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

In December 2019, the exculpation letter granted to Mr. Yitzhak Nissan was further extended in December 2019 for an additional three (3) year period ending on December 31, 2022

On October 29, 2020, our shareholders approved, effective as of August 1, 2020: (i) an increase in the gross monthly salary of Ms. Cohen-Tzemach, the daughter of Mr. Nissan, from NIS 18,000 to NIS 20,000; and (ii) that Ms. Cohen-Tzemach will be entitled to three (3) additional vacation days per year, such that she will be entitled to 23 vacation days per year. Other than as described above, the terms of Ms. Cohen-Tzemach’s employment will remain the same, including that Ms. Cohen-Tzemach shall be entitled to the use of a 7-seat company car, valued up to NIS 180,000, including all associated operation and maintenance expenses. Ms. Cohen-Tzemach’s new position will be a special project manager and it was approved that our bonus plan will also apply to her. The term of her employment agreement was extended until August 31, 2022 and she was granted options to purchase 3,000 of our shares, at an exercise price of US$ 6.38. The options vest over a period of four (4) years, such that at the first anniversary of grant, 25% of the options will vest, and then in equal amounts, quarterly thereafter. On October 29, 2020, the shareholders approved a grant of a bonus of up to NIS 50,000 to Ms. Cohen-Tzemach, to cover her tuition, in accordance with the Company's the Amended Compensation Policy. On June 3, 2020, the shareholders approved a grant of options to purchase 10,000 of the Company’s Ordinary Shares to Ms. Revital Cohen-Tzemach, at an exercise price of US$ US$ 5.52. The options vest over a period of four (4) years, such that at the first anniversary of grant, 25% of the options will vest, and then in equal amounts, quarterly thereafter, and the application of the of the Company's Bonus Plans during the period 2022 to 2024  with respect to her.

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

As of December 31, 2021 we do not have any outstanding loans from Nistec or Nistec Golan.

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

Employee Related Matters

Three of our employees filed lawsuits between May 2008 and November 2019, alleging that they had suffered personal injuries during their employment and they are seeking aggregate financial compensation of approximately $121,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine. Five other employees notified us between January 2011 and December 2019, that they allegedly suffered personal injuries during their employment with the company, but have not filed a lawsuit.. Of these five employees, two are seeking compensation of approximately $1.7 million and the others did not state their claim amount. We submitted all of these claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period February 2019 through October 2020, two former employees filed law suits seeking additional payments in connection with their employment and subsequent termination. The aggregate amount claimed for the above mention matters is approximately $345,000. We recorded a provision according to our legal advisor's opinion.

In March 2022, a lawsuit was filed by a former employee of the Company seeking additional payments in connection with his employment termination. The amount claimed is $125,000.

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel has been 23% since 2018. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise,” “benefited enterprise,” “preferred enterprise” or “preferred technological enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation - Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959.”

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 5719-1959

General

Our production facility qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended in 2005, or the Investment Encouragement Law, which provides certain tax benefits to investment programs of an “approved enterprise” or “benefited enterprise.”  Our benefited enterprise was converted from a previously approved enterprise program pursuant to the approval of the Israel Tax Authority that we received in September 2006.  As of yet, it was not necessary for us to utilize these tax benefits.  In the event that we do not commence to use the tax benefits until the 2023 tax year (the “Expiration Date”), the tax benefits granted to our benefited enterprise shall expire.

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

In accordance with the 2011 Amendment and further amendments, a Preferred Company is entitled to reduced corporate tax with respect to income derived by it Preferred Enterprise (and subject to certain conditions) at the rate of 16%, unless it is located in a certain development zone, in which case the rate will be 7.5%.

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

In 2021, we have reversed the valuation allowance recorded in past years due to our forecast that it is more likely than not that the Company will realize its deferred tax losses in the future.

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

Subject to certain provisions relating to the linear calculation method applicable to the determination of the capital gain tax pertaining to capital gains derived from the sale of assets, purchased prior to January 1, 2003, or prior to January 1, 2012 (with respect to sale of assets or securities not listed in a stock exchange prior to 1.1.2012), the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange and on dividends, is generally 25% for individuals and 30% for substantial individual shareholders (that are, generally, holders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months period preceding such sale).  The tax rate for capital gains generated by corporations is 23% (since 2018). Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from a benefited enterprise, or an approved enterprise, or stems from income derived or accrued outside of Israel.

If the shares were sold by Israeli residents, then (i) for the period ending December 31, 2002 their sale would generally be tax exempt so long as (1) the shares were listed on a stock exchange, such as, in our case, the NASDAQ Capital Market, which is recognized by the Israeli Ministry of Finance on December 31, 2002, and (2) we qualified as an Industrial Company or Industrial Holding Company under the law for Industry Encouragement Law, at the relevant times as provided by the Income Tax Ordinance [New Version], 5721-1961, which we believe we so qualified and (ii) for the period commencing January 1, 2003, the sale of the shares would be, generally, subject to a 25% tax if sold by non-substantial individual shareholders and 30% tax if sold by a substantial individual shareholders.  The tax rate for corporate shareholders for the sale of the shares is 23% (since 2018).We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an Industrial Company at the relevant times.

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

Foreign Currency Exchange Risk

Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was approximately 6.2% lower in 2021 than 2020 and the average exchange rate of the NIS against the Euro was 2.5% lower in 2021 than 2020, and in total, these changes had a negative impact on our operating results in 2021.  The average exchange rate for the NIS against the dollar was approximately 3.4% lower in 2020 than 2019 and the average exchange rate of the NIS against the Euro was 1.7% lower in 2020 than 2019, and in total, these changes had a negative impact on our operating results in 2020.  As of December 31, 2021, we estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $200,000 in our operating income and devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2021, the cost of raw materials used in production was $8.5 million compared to $9.4 million in 2020.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $85,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  Based on our loans balance at December 31, 2021, a hypothetical increase of 1% in the interest rates would result in an increase of approximately $46,000 in our financial expenses.  A hypothetical increase of 1% in the CPI would not have a material impact on our financial and operational expenses.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2021, our internal control over financial reporting is effective.

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

Independent Registered Public Accounting Firm Fees -

The following table sets forth, for the year ended December 31, 2021, the fees billed by our independent registered public accountants. Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, who have served as our principal independent registered public accounting firm since December 2020.  Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our principal independent registered public accounting firm prior to the appointment of Brightman Almagor Zohar & Co.

All of such fees were pre-approved by our Audit Committee.

Services Rendered.	2021	2020
Audit (1)	$75,800	$70,000
Audit Related Fees	21,700	27,500
Tax (2)	5,500	5,000
All other Fees (3)	-	5,600
Total	$103,000	$108,100
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

On December 5, 2020 Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, was engaged as the independent registered public accounting firm for the Company, succeeding of Kost Forer Gabbay & Kasierer.  The engagement of Brightman Almagor Zohar & Co., was approved by our shareholders following the recommendation by the Board of Directors and the Audit Committee.

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

•
The requirement regarding the quorum for any meeting of shareholders.  Instead, we follow Israeli law and practice which provides that, unless otherwise provided by a company’s articles of association, the quorum required for a general meeting of shareholders is at least two shareholders present who hold, in the aggregate, 25% of the company’s voting rights.  Our articles of association provide that the quorum required for a shareholder meeting consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 33% of the voting rights of the issued share capital.  See Item 10B. “Additional Information - Memorandum and Articles of Association- Annual and Extraordinary Meetings of Shareholders.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (3)
2.2	Description of Ordinary Shares(9)
3.1	Form of Director and Officer Indemnity Agreement (4)
4.1	Compensation Policy dated December 5, 2019 (5)
4.2	Bank Hapoalim B.M. Agreement dated April 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (6)
4.3	Bank Leumi B.M. Agreement dated May 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (7)
4.4	English summary of terms of Waste Water Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (8)
8.1	List of Subsidiaries of the Registrant(9)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.(9)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.(9)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(9)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(9)
15.1	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network(9)
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (9)
16	Letter from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (9)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as Exhibit 1.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.
(3)	Filed as Exhibit 2.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(4)	Included as Exhibit B to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on October 31, 2019 and incorporated herein by reference.
(5)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on October 31, 2019 and incorporated herein by reference.
(6)	Filed as Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(7)	Filed as Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(8)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(9)	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

IN U.S. DOLLARS

INDEX

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2

(Firm Name: Brightman Almagor Zohar & Co / PCAOB ID No. 1197)

(Firm Name: KOST FORER GABBAY & KASIERER / PCAOB ID No. 1281)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELTEK LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Eltek Ltd. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows, for the two years ended December 31, 2021, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the two years ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Inventories – Write-offs of Excess and Obsolete Inventories – Refer to Notes 2G and 4 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company’s inventories are stated at weighted average cost and accumulated actual costs, subject to lower of cost or net realizable value. The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. For the year ended December 31, 2021, the Company recorded inventory write-offs in the amount of $530,000 for excess and obsolete inventory.

We identified the excess and obsolescence write offs as a critical audit matter because of the significant judgments management makes to estimate these write offs as well as the efforts invested in the audit. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the methodology and the reasonableness of the excess and obsolescence write offs.

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

March 23, 2022

We have served as the Company's auditor since 2020.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELTEK LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income, shareholders' equity and cash flows of Eltek Ltd. and subsidiaries (the Company) for the year ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 1t to the consolidated financial statements, the company has changed its method for accounting for leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842).

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

Tel-Aviv, Israel

April 27, 2020

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2021	2020

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	9,283	4,735
Trade receivables (net of allowance for doubtful accounts of $173 and $214 at December 31, 2021 and December 31, 2020, respectively)	2f	7,021	9,062
Inventories	4	4,893	3,704
Other accounts receivable and prepaid expenses	5	1,384	1,319

Total current assets		22,581	18,820

LONG-TERM ASSETS:

Severance pay fund	10	66	64
Restricted deposit		226	62
Long-term tax receivables	18	1,013	-
Deferred tax asset, net	18	2,550	-
Operating lease right-of-use assets	11	8,979	8,948
		12,834	9,074

Property and equipment, net	6	7,368	7,263

Total long-term assets		20,202	16,337

Total assets		42,783	35,157

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2021	2020

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term credit and current maturities of long-term debt	7	708	676
Trade payables		4,044	4,452
Other accounts payable and accrued expenses	8	3,577	3,831
Short-term operating lease liabilities	11	931	742

Total current liabilities		9,260	9,701

LONG-TERM LIABILITIES:

Long-term debt, excluding current maturities	9	3,921	1,495
Accrued severance pay	10	344	338
Deferred tax liabilities, net	18	-	84
Long-term operating lease liabilities	11	8,186	8,272

Total long-term liabilities		12,451	10,189

COMMITMENTS AND CONTINGENT LIABILITIES	12	-	-

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at December 31, 2021 and December 31, 2020; Issued and outstanding: 5,840,357 shares at December 31, 2021 and December 31, 2020		5,296	5,296
Additional paid-in capital		22,846	22,846
Foreign currency translation adjustments		3,716	3,153
Capital reserves		1,287	1,084
Accumulated deficit		(12,073)	(17,112)

Total shareholders' equity	13	21,072	15,267

Total liabilities and shareholders' equity		42,783	35,157

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2021	2020	2019

Revenues	15b	33,823	36,707	34,794
Cost of revenues		(26,926)	(28,969)	(28,787)

Gross profit		6,897	7,738	6,007

Operating expenses:
Research and development, net		(78)	(2)	(16)
Selling, general and administrative		(4,870)	(4,704)	(4,604)

Operating income		1,949	3,032	1,387
Financial expenses, net	16	(488)	(337)	(440)
Other income (expenses), net	17	41	(16)	923

Income before income taxes		1,502	2,679	1,870
Income tax benefit (expenses), net	18	3,537	(71)	(77)

Net income		5,039	2,608	1,793

Other comprehensive income:
Foreign currency translation adjustments		563	674	139

Total comprehensive income		5,602	3,282	1,932

Basic and diluted income per ordinary share attributable to Eltek Ltd. shareholders	14	0.86	0.58	0.48

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2019	2,028,552	1,985	17,270	2,340	800	(21,513)	882

Issuance of shares in rights offering, net	2,351,716	1,979	1,313	-	-	-	3,292
Share-based compensation	-	-	-	-	141	-	141
Transaction with controlling shareholder	-	-	-	-	22	-	22
Comprehensive income:
Foreign currency translation adjustments	-	-	-	139	-	-	139
Net income	-	-	-	-	-	1,793	1,793

Balance as of December 31, 2019	4,380,268	3,964	18,583	2,479	963	(19,720)	6,269

Issuance of shares in rights offering, net	1,460,089	1,332	4,263	-	-	-	5,595
Share-based compensation	-	-	-	-	121	-	121
Comprehensive income:
Foreign currency translation adjustments	-	-	-	674	-	-	674
Net income	-	-	-	-	-	2,608	2,608

Balance as of December 31, 2020	5,840,357	5,296	22,846	3,153	1,084	(17,112)	15,267

Share-based compensation	-	-	-	-	203	-	203
Comprehensive income:
Foreign currency translation adjustments	-	-	-	563	-	-	563
Net income	-	-	-	-	-	5,039	5,039

Balance as of December 31, 2021	5,840,357	5,296	22,846	3,716	1,287	(12,073)	21,072

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	5,039	2,608	1,793

Adjustments required to reconcile net income to net cash flows provided by operating activities:
Depreciation	1,781	1,592	1,508
Gain on sale of property and equipment	-	(2)	-
Exchange rate of long term loans	-	2	(38)
Share-based compensation	203	121	141
Transaction with controlling shareholder	-	-	22
Changes in deferred income tax assets, net	(2,550)	33	45
Increase in long-term tax receivables	(1,013)	-	-
Increase (decrease) in employee severance benefits, net	(5)	47	36
Decrease (increase) in trade receivables, net	2,260	(956)	(1,277)
Decrease (increase) in operating lease right-of-use assets	261	(5,868)	1,385
Increase (decrease) in operating lease liabilities	(195)	5,942	(1,388)
Decrease (increase) in other receivables and prepaid expenses	(18)	(556)	598
Decrease (increase) in inventories	(1,023)	290	175
Increase (decrease) in trade payables	(451)	(449)	107
Increase (decrease) in other liabilities and accrued expenses	(414)	448	(529)

Net cash provided by operating activities	3,875	3,252	2,578

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,535)	(1,082)	(931)
Restricted deposit	(156)	(58)	-
Proceeds from disposals of property and equipment and repayment from insurance	44	-	125

Net cash used in investing activities	(1,647)	(1,140)	(806)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(377)	(1,600)	(4,181)
Repayment of short-term loan from shareholder	-	(3,661)	561
Issuance of shares in rights offering, net	-	5,594	3,298
Repayment of long-term loans	(301)	(183)	(891)
Proceeds from long-term loans	3,063	1,141	558
Repayment of property and equipment payables	(261)	(477)	(477)

Net cash provided by (used in) financing activities	2,124	814	(1,132)

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Effect of exchange rate on cash and cash equivalents	196	181	(4)

Increase in cash and cash equivalents	4,548	3,107	636
Cash and cash equivalents at the beginning of the year	4,735	1,628	992

Cash and cash equivalents at end of the year	9,283	4,735	1,628

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid during the year for:
Interest	29	163	232
Income taxes	57	37	43

Non-cash activities:
Purchase of property and equipment in credit	221	666	350
Right-of-use asset recognized with corresponding lease liability	-	-	377

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-DESCRIPTION OF BUSINESS AND GENERAL

a.General:

-Eltek Ltd. ("the Company") was established in Israel in 1970, and its ordinary shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company". As of December 31, 2021, Eltek Europe GmbH is inactive.

-The Company manufactures, markets and sells custom made printed circuit boards ("PCBs"), including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

-The Company markets its products mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment industries, as well as to contract electronic manufacturers.

-The Company is controlled by Nistec Golan Ltd ("Nistec Golan"). Nistec Golan is controlled indirectly by Mr. Yitzhak Nissan, who owns, indirectly through Nistec Holdings Ltd., all of the shares of Nistec Ltd and Nistec Golan (Nistec Holdings Ltd. and/or any of its subsidiaries are referred to as "Nistec").

b.Financial covenants:

The Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2021 and 2020, the Company was in compliance with these covenants.

c.Business risks and condition:

-The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-DESCRIPTION OF BUSINESS AND GENERAL (CONT.)

As of December 31, 2021, the Company's working capital amounted to $13.3 million and its accumulated deficit amounted to approximately $12.1 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

-The coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company's business activities specifically related to possible raw materials shortage, employees' isolation requirements and change in customers' demand for the Company's products. The extent to which the coronavirus may impact the Company's business activities will depend on future developments, such as the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Israel and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time.

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.Basis of presentation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

The Company sells goods directly and through its US subsidiary that function as distributor. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

B.Functional and reporting currency:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The functional currency of the Company's foreign subsidiaries is the local currency in which each subsidiary operates. The financial statements of the foreign subsidiaries are translated into Eltek Ltd.'s functional currency as follows:

1.Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.

2.Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.The resulting exchange rate differences are classified as a separate item in shareholders' equity.

C.Exchange rates and linkage bases:

1.Balances linked to the Israeli Consumer Price Index ("CPI"), are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.Details of the CPI (2016 base) and the representative exchange rates are as follows:

		Exchange rate	Exchange rate
	Israeli CPI	of one US dollar	of one Euro
	Points	NIS	NIS

December 31, 2021	103.9	3.110	3.520
December 31, 2020	101.1	3.215	3.944
December 31, 2019	101.8	3.456	3.878

	%

December 31, 2021	2.8	(3.3)	(10.8)
December 31, 2020	(0.7)	(7.0)	1.7
December 31, 2019	0.6	(7.8)	(10.0)

D.Use of estimates:

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

E.Cash and cash equivalents:

Cash and cash equivalents are highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not restricted by a lien.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.Trade accounts receivable:

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

The activity in the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2021	2020	2019

Opening balance	214	227	170
Provision for doubtful accounts	3	81	71
Customers write-offs/collection during the year	(52)	(111)	(31)
Foreign currency translation adjustments	8	17	17

Closing balance	173	214	227

G.Inventories:

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

H.Severance pay:

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

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company has an approval from the Israeli Ministry of Labor and Social Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the Company's current deposits in the pension fund and/or with the insurance company exempt it from any additional severance obligations to the employees for whom such depository payments were made.

For certain non-management employees, the Company deposits 72% of its liability for severance obligations with a pension fund for such employees. Assets held for employees' severance payments represent contributions to insurance policies and deposits to a central severance pay fund and are recorded at their current redemption value.

I.Property and equipment:

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

Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third‑party independent appraisals, as considered necessary. During the years ended December 2021, 2020 and 2019, the Company did not record any impairment charges attributable to long-lived assets.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

K.Income taxes:

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

L.Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation-Stock Compensation".

ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the share-based payment award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

In the fourth quarter of 2021, the Company changed its policy for recognizing share-based compensation expense for graded-vesting awards with service conditions only, from the accelerated attribution method to the straight-line attribution method. The Company views these awards as single awards and believes that the straight-line attribution method more accurately reflects the pattern of service provided by its employees versus the accelerated attribution method which significantly front loads the share-based compensation expense and does not appropriately match the expense with the services provided. In addition, based on analysis, the Company believes the straight-line attribution method for share-based compensation expense for service condition-only awards is the predominant method used by its peers in the industry and other Israeli companies applying US GAAP. The Company has concluded that the straight-line attribution method for share-based compensation is a preferable accounting policy in accordance with ASC 250, Accounting Changes and Error Corrections and has applied this change prospectively. The impact from the change in accounting policy for periods prior to January 1, 2021 was immaterial.

During the years ended December 31, 2021, 2020 and 2019, the Company recognized share-based compensation expenses related to employee share options in the amounts of $203, $121 and $141, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company calculates the fair value of share options on the date of grant using the Black Scholes option pricing model, whereas the fair value of restricted share units is based on the closing market value of the underlying shares at the date of grant, and the expense is recognized over the requisite service period of each individual grant using the straight-line attribution method. Forfeitures are accounted for as they occur.

The Black-Scholes option-pricing model requires the Company to make several assumptions, including the value of the Company's ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends. The Company evaluates the assumptions used to value option awards upon each grant of share options.

Expected volatility was calculated based on actual historical stock price movements. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. The Company has not paid dividends and has no foreseeable plans to pay dividends. The assumptions used to determine the fair value of the share-based awards are management’s best estimates and involve inherent uncertainties and the application of judgment.

The following assumptions were used in the B&S option pricing model for the three year period ended December 31, 2021:

	2021	2020	2019

Dividend yield	0%	0%	0%
Expected volatility	76%-79%	86%	76%
Risk-free interest	0.7%-1.3%	0.51%	1.47%
Expected term	6.25 years	7 years	7 years
Forfeiture rate	0%	0%	0%

M.Revenue recognition:

The Company generates its revenues mainly from sales of custom-made PCBs. The Company also generates a limited amount of revenues from a financed R&D project.

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

For the Company's financed R&D project, where the Company's performance does not create an asset with an alternative use, the Company recognizes revenue over performance time because of continuous transfer of control to the customer. For these performance obligations that are satisfied over time, the Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort and the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged, the manner, and the terms of settlement, including in cases of termination for convenience. Project costs include mainly related labor.

Estimated gross profit from the project may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Revenues for performance obligations that are not recognized over time are recognized at the point in time when control is transferred to the customer (which is generally upon delivery) and include mainly revenues from the sales of custom-made PCBs. The Company generally does not provide a right of return to its customers. For performance obligations that are satisfied at a point in time, the Company evaluates the point in time when the customer can direct the use of, and obtain the benefits from, the products. Shipping and handling costs are not considered performance obligations and are included in cost of revenues as incurred.

Unbilled accounts receivables

In certain Company contracts, contractual billings do not coincide with revenue recognized on the contract. Unbilled accounts receivables are recorded when revenue recognized on the contract exceeds billings, pursuant to contract provisions, and become billable upon certain criteria being met. Unbilled accounts receivables, for which the Company has the unconditional right to consideration, totaled $378,000 and $206,000 as of December 31, 2021 and 2020, respectively, and are included in the accounts receivable balance.

N.Earnings per ordinary share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Certain of the Company's outstanding

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

share options have been excluded from the calculation of the diluted earnings per share because such options are anti-dilutive.

O.Concentration of credit risk:

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

P.Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are charged to expenses as incurred.

Q.Commitments and contingencies:

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

R.Fair value measurements:

ASC 820, "Fair Value Measurement and Disclosure" clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Significant other observable inputs based on market data obtained from sources independent of the reporting entity.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

As of December 31, 2021, 2020 and 2019, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

S.Comprehensive income (loss):

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

The total accumulated other comprehensive income, net was comprised as follows:

	Year ended December 31,
	2021	2020	2019

Foreign currency translation adjustments	563	674	139

Total accumulated other comprehensive income	563	674	139

T.Leases:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

U.Impact of recently issued and adopted accounting standards:

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard was effective for the Company beginning January 1, 2021 and was applied on a modified retrospective basis. This standard did not have a material impact on the Company's financial statements and disclosures.

V.New accounting pronouncements not yet effective:

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by the discontinuation of the London Interbank Offered Rate (“LIBOR”) or by another reference rate expected to be discontinued because of reference rate reform. The guidance was effective beginning March 12, 2020 and can be applied prospectively through December 31, 2022. In January 2021, the FASB issued Accounting Standards Update 2021-01, “Reference Rate Reform (Topic 848): Scope” (“ASU 2021-01”), which clarified the scope and application of the original guidance. We plan to adopt ASU 2020-04 and ASU 2021-01 when LIBOR is discontinued. We are currently evaluating the potential impact of adopting this guidance, but do not expect it to have a material impact on our consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40). The new ASU addresses issuer’s accounting for certain modifications or exchanges of freestanding equity-classified written call options. This amendment is effective for all entities, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact this new guidance will have on its financial statements

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

W.Reclassifications:

Certain amounts in the notes to prior years consolidated financial statements have been reclassified to conform with current year presentation. The reclassification had no effect on previously reported consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows.

NOTE 3:-CASH AND CASH EQUIVALENTS

	December 31,
	2021	2020

Denominated in U.S. dollars	4,541	3,920
Denominated in NIS	2,546	166
Denominated in Euro	2,196	649

	9,283	4,735

NOTE 4:-INVENTORIES

	December 31,
	2021	2020

Raw materials	2,667	1,821
Work-in-progress	1,867	1,348
Finished goods	359	535

	4,893	3,704

During the years ended December 31, 2021, 2020 and 2019, the Company recorded inventory write-offs in the amounts of $530, $588 and $788, respectively. Such write-offs were included in cost of revenues.

NOTE 5:-OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2021	2020

Prepaid expenses	586	619
Receivables from government authorities	576	568
Receivables from employees	9	6
Others	213	126

	1,384	1,319

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:
Machinery and equipment	43,174	40,268
Leasehold improvements	10,144	9,656
Motor vehicles	84	81
Office furniture and equipment	912	869

	54,314	50,874
Accumulated depreciation:
Machinery and equipment	(36,463)	(33,892)
Leasehold improvements	(9,701)	(8,991)
Motor vehicles	(61)	(56)
Office furniture and equipment	(721)	(672)

	(46,946)	(43,611)

Depreciated cost	7,368	7,263

Depreciation expense for the years ended December 31, 2021, 2020 and 2019 were $1,781, $1,591 and $1,508, respectively.

NOTE 7:-SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Annual interest rate at
	December 31,	December 31,
	2021	2021	2020

In NIS bears interest rate of Prime+0.85%	2.45%	-	373
Long-term debt from banks in NIS bears interest of Prime+1.5% to Prime+1.75%	3.1% - 3.35%	708	303

		708	676

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2021	2020

Accrued payroll including amounts due to government authorities	1,077	994
Provision for vacation and other employee benefits	1,664	1,872
Accrued expenses	355	441
Provision for contingent liabilities (Note 12c)	97	117
Other liabilities	384	407

	3,577	3,831

NOTE 9:-LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

	Annual interest rate at
	December 31,	December 31,
	2021	2021	2020
Linkage terms:
NIS	3.1% - 3.35%	4,644	1,659
Euro		-	206
		4,644	1,865
Less - current maturities		(723)	(370)

		3,921	1,495

Minimum future payments as of December 31, 2021 due under the long-term (includes liabilities associated with equipment purchasing) debts are as follows:

Long-term loan

2022	723
2023	794
2024	686
2025	524
2026 and after	1,917

4,644

Long-term debt includes liabilities associated with equipment purchases in the amounts of $11 and $206 as of December 31, 2021 and 2020, respectively, and current maturities of long-term debt of $15 and $67 as of December 31, 2021 and 2020, respectively. The current maturities are classified to the trade payable balance as of December 31, 2021 and 2020, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-EMPLOYEE SEVERANCE BENEFITS

Under Israeli law and labor agreements, the Company is required to make severance and pension payments to retired, dismissed or resigned employees.

a.The Company has an approval from the Israeli Ministry of Labor and Social Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the Company's current deposits in the pension fund and/or with the insurance company exempt it from any additional severance obligations to the employees for whom such depository payments were made.

b.The Company's employees participate in a pension plan or individual insurance policies that are purchased by them. The Company's liability for severance obligations for the employees employed for one year or more is discharged by making regular deposits with a pension fund or the insurance policies. Under Israeli law, there is no liability for severance pay in respect of employees who have not completed one year of employment. The amount deposited with the pension fund or the insurance policies is based on salary components as prescribed in the employment agreement. The custody and management of the amounts so deposited are independent of the Company and accordingly, such amounts funded and related liabilities are not reflected in the balance sheet.

For non-management employees, the Company deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon completion of one year of employment with the Company, it makes a one-time deposit with the pension fund for the remaining balance. The Company deposited to individual severance fund according to section 14 of the Israeli severance pay law $710 and $708 in 2021 and 2020, respectively.

c.Expenses (income) recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2021, 2020, and 2019 were $5, $57 and $(20), respectively.

NOTE 11:-LEASES

The Company entered into operating leases primarily for offices and motor vehicles. The leases have remaining lease terms of up to 5.2 years, some of which may include options to extend the leases for up to an additional 5 years. On June 30, 2020, the Company signed a new agreement for its current office and manufacturing facilities lease which originally was to end in 2022. The new agreement is for five years starting in 2022 with an option to extend the lease by another five years until 2032. The Company treated the new agreement as an extension and a modification of its current operating lease as it does not grant the Company any additional right of use. In addition, the Company is of the opinion that it is reasonably certain that it will exercise the additional five years option starting in 2027. Accordingly, the Company re-measured the lease liability based on the remaining lease term as of the modification date using the incremental borrowing rate at the effective date of the modification.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-LEASES (CONT.)

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased motor vehicles.

a.The components of operating lease costs were as follows:

	Year ended December 31,
	2021	2020	2019
Operating lease cost	1,397	1,260	1,245
Sublease income	-	-	(17)
Total net lease costs	1,397	1,260	1,228

b.Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2021	2020
Operating lease ROU assets	8,979	8,948
Operating lease liabilities, current	931	742
Operating lease liabilities, long-term	8,186	8,272
Weighted average remaining lease term (in years)	3.90	3.99
Weighted average discount rate	5.23%	5.30%

c.Future lease payments under operating leases as of December 31, 2021, are as follows:

As of December 31, 2021

2022	1,411
2023	1,295
2024	1,147
2025	1,108
2026 -2032	6,987

Total undiscounted lease payments	11,948
Less: imputed interest	(2,831)

Present value of lease liabilities	9,117

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES

a.Pledges:

1.The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks.

2.The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

b.Indemnification agreement:

The Company entered into indemnification agreements with each of its directors and officers and undertook to enter into the same agreement with future directors and officers. Such indemnification amount will not exceed: (i) the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted; or (ii) $3,000,000, whichever is greater.

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

The Company's articles of association allow it to exculpate any office holder from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

c.Contingent Liabilities:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

In March 2019, representatives of the Ministry of Environmental Protection inspected the Company’s premises and as a result issued a warning of a breach of the Clean Air Law, 5768-2008 and a warning of a breach of the Hazardous Materials Law (1993). The Company was invited to a hearing at the Ministry during August 2019. During May 2020 and July 2020, representatives of the Ministry inspected the premises again. In September 2020 the Ministry issued a warning related to an alleged breach of the Clean Air Law, the Hazardous Materials Law (1993), the Water Law and the Business Permit Law. The Company attended another hearing at the Ministry on November 9, 2020. Following that hearing, the district manager issued a protocol stating that he will recommend that the Ministry impose fines on the Company. The Company requested that the district manager and Ministry reconsider the district manager’s decision, taking into account the corrective measures the Company has taken. On August 2021 the Company received a letter from the Ministry and was asked about the Company's sales turnover in order to decide the amount of the fine that will be imposed for the breach of the Hazardous Materials Law (1993).

The Company recorded a provision according to its legal advisor's opinion.

Employee related matters

In May 2008, June 2019 and November 2019, lawsuits were filed by three employees alleging that they had suffered personal injuries during their employment and they are seeking aggregate financial compensation of approximately $ 121 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

In January 2011 and December 2019, five additional employees notified the Company that they allegedly suffered personal injuries during their employment with the Company. Of these five employees, two are seeking compensation of $1.7 million and the others did not state their claim amount.

The above-mentioned claims were submitted to the Company’s insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period February 2019 through October 2020, two former employees filed law suits seeking additional payments in connection with their employment with the Company and subsequent termination. The aggregate amount claimed in the two law suits is approximately $345. The Company recorded a provision according to its legal advisor's opinion.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-SHAREHOLDERS' EQUITY

Share Option Plan:

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

During 2019, 62,662 options were granted (including an adjustment to options previously granted to reflect the dilutive effect of the Company's 2019 rights offering) under the Plan and no options were exercised. During 2020, 16,014 options were granted (including an adjustment to options previously granted to reflect the dilutive effect of the Company's 2020 rights offering) under the Plan and no options were exercised. During 2021, 270,200 options were granted under the Plan and no options were exercised. The total fair value of the options granted is being recognized over a four year vesting period.

As of December 31, 2021, options to purchase 404,733 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $5.24 per share. The share-based compensation expense related to employees' equity-based awards, recognized during 2021, 2020 and 2019 was $203, $121 and $141, respectively.

In December 2021, the Company's Compensation Committee and Board of Directors, as applicable, approved the grant of an additional 13,000 options with an exercise price of $4.18 to an officer.

A summary of employee option activity under the Plan as of December 31, 2021 and changes during the year ended December 31, 2021 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2021	134,533	4.55	96	108
Granted	270,200	5.59	114	-
Exercised	-	-	-	-
Forfeited	-	-	-	-

Outstanding at December 31, 2021	404,733	5.24	105	14

Exercisable at December 31, 2021	120,048	4.51	92	10

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-SHAREHOLDERS' EQUITY (CONT.)

The weighted-average fair value of options granted during the years ended December 31, 2021, 2020 and 2019 were $5.59, $4.35 and $5.12, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fourth quarter of fiscal 2021 and 2020 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company's share. As of December 31, 2021, there was approximately $943 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's share option plans. This cost is expected to be recognized over a period of up to 3.75 years.

NOTE 14:-BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2021	2020	2019
Numerator:
Profit attributable to Eltek Ltd shareholders	5,039	2,608	1,793

Denominator:
Denominator for basic profit per share weighted-average number of shares outstanding	5,840,357	4,495,329	3,734,189
Effect of diluting securities:
Employee share options	28,205	5,815	128

Denominator for diluted profit per share - adjusted weighted average shares and assumed exercises	5,868,562	4,501,144	3,734,317

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-ENTITY WIDE DISCLOSURES

a.Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2021	2020	2019

Customer A - Sales of manufactured products	21.2%	18.9%	19.5%
Customer B - Sales of manufactured products	7.9%	11.6%	11.5%

b.Revenues by geographic areas:

Israel	18,965	20,792	19,659
North America	6,686	6,009	6,434
Netherlands	4,198	3,808	2,898
India	1,825	3,292	3,809
Others	2,149	2,806	1,994

	33,823	36,707	34,794

NOTE 16:-FINANCIAL EXPENSES, NET

	Year ended December 31,
	2021	2020	2019

Interest on long-term bank loans	30	16	19
Bank charges and short-term credit	45	178	287
Foreign exchange loss, net	413	127	105
Other financing expenses, net	-	16	29

	488	337	440

NOTE 17:-OTHER INCOME (LOSS), NET

During 2021, the Company had other income, net of $41, mainly attributable to compensation received relating to an insurance claim.

During 2018, the Company incurred water damage to major equipment in its production facility. The Company replaced a damaged machine with a new machine shortly thereafter, utilizing a $500 advance payment received from its insurance company. The advance payment was recorded in 2018 as a reduction in the cost of acquiring the new machine and as an offset to some of the loss incurred as a result of the damage. During May 2019, the Company received an additional payment of approximately $1.0 million from the insurance company, relating to the losses that occurred as a result of this event.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-TAXES ON INCOME

a.Tax laws applicable to the Company:

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

On August 5, 2013, the Knesset issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%).

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

NOTE 18:-TAXES ON INCOME (CONT.)

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

b.Tax rates applicable to the Company:

1.The Israeli corporate income tax rate is 23%.

As the Company has the status of a preferred enterprise, the income tax rate applied is 16%.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

2.The tax rates of the Company's non-Israeli subsidiaries is 21%.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-TAXES ON INCOME (CONT.)

c.Carryforward losses for tax purposes:

As of December 31, 2021 the Company's carryforward operating losses for tax purposes were approximately $20.4 million. Carryforward capital losses for tax purposes were approximately $11.1 million.

The Company's carryforward losses for tax purposes and tax credits carryforward do not have expiration dates.

d.Income tax assessments:

The Company files its income tax return in Israel. Eltek Europe files its income tax returns in Germany and Eltek USA files its income tax return in the United States.

In Israel, the Company has received final tax assessments through the 1995 tax year. Assessments through the 2016 tax year are considered final due to statute of limitations. The Israeli tax returns of the Company may be audited by the Israeli Tax Authorities for the tax years beginning in 2017.

Eltek Europe has received final tax assessments through the 2013 tax year. The tax returns of Eltek Europe remain subject to audit for the tax years beginning in 2014. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2012.

e.Profit before tax and taxes on income included in the consolidated statements of comprehensive income:

	Year ended December 31,
	2021	2020	2019

Income before income tax expense:
Israel	1,330	2,504	1,741
Foreign jurisdictions	172	175	129

	1,502	2,679	1,870

Current tax expense:
Israel	-	-	-
Foreign jurisdictions	57	38	32

	57	38	32

Deferred taxes (income) expenses:
Israel	(3,594)	33	45

	(3,594)	33	45

Income tax (benefit) expense, net	(3,537)	71	77

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-TAXES ON INCOME (CONT.)

f.Reconciliation of the theoretical income tax benefit to the actual income tax expense:

A reconciliation of the theoretical income tax benefit, assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2021	2020	2019

Income before income tax expense as reported in the consolidated statements of comprehensive income	1,502	2,679	1,870

Statutory tax rates	23%	23%	23%

Theoretical tax expense calculated	345	616	430

Losses and other items for which a valuation allowance was provided (released)	(3,563)	419	(38)
Realization of carryforward tax losses for which valuation allowance was provided	(261)	(692)	(250)
Tax benefit arising from "Preferred enterprises"	(93)	(303)	(109)
Foreign tax rate differential in subsidiaries	17	(3)	22
Non-deductible items and others	18	34	22

Total	(3,882)	(545)	(353)

Income tax (benefit) expense	(3,537)	71	77

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-TAXES ON INCOME (CONT.)

g.Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2021	2020
Deferred tax assets:

Net operating loss carryforwards (in Israel)	3,265	3,284
Capital loss carryforwards (in Israel)	2,549	2,485
Long-term tax receivables	-	1,171
Reserves and other	252	251

Total gross deferred taxes	6,066	7,191

Less valuation allowance	(2,549)	(6,195)

Deferred tax assets, net	3,517	996

Deferred tax liabilities:
Undistributed income of subsidiaries	(290)	(263)
Property and equipment	(677)	(817)

Total deferred tax liabilities	(967)	(1,080)

Net deferred tax assets (liabilities)	2,550	(84)

The Company has net operating loss carryforward for tax purposes of approximately $20.4 million, which may be carried forward indefinitely. For the year ended December 31, 2020 the Company established a valuation allowance for deferred tax assets (see above) as it was unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized. As of December 31, 2021 the Company concluded that realization of net deferred assets is more likely than not as required by ASC 740. The Company considered both positive and negative factors. Positive factors include the Company's profit before tax for 2021 and cumulative positive taxable income in recent years, the fact that losses are indefinite in expiration and to a lesser extent, projections for taxable income in the near term. Negative factors considered include the Company's operating losses in earlier years. Weighing all the above, the Company concluded that it is more likely than not that taxable income will be generated and released entirely the valuation allowance related to the accumulated losses and long-term tax receivables.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-TAXES ON INCOME (CONT.)

h.Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2021, 2020 and 2019, the Company did not have any unrecognized tax positions and thus, no interest and penalties related to unrecognized tax positions were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

NOTE 19:- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments at December 31, 2021 and 2020, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, short-term credit provided by financial institutions, and trade and other payables. The carrying amounts of all the aforementioned financial instruments, at face value or cost-plus accrued interest, approximate fair value due to the short maturity of these instruments linked to the Israeli central bank rate.

These Consolidated Financial Statements do not include any nonrecurring fair value measurements relating to assets and liabilities for which the Company has adopted the provisions of ASC Topic 820.

NOTE 20:-RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, the controlling shareholder of the Company, is also a customer of the Company. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with Nistec were carried out on an arm's-length basis.

a.Balances with related parties:

	December 31,
	2021	2020

Trade accounts receivable	289	92
Trade accounts payable	34	61

b.Transactions with related parties:

	Year ended December 31,
	2021	2020	2019

Revenues	682	514	226
Purchases, general and administrative expenses	334	314	323
Interest on loans from controlling shareholder	-	102	121

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

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

NOTE 20:-RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

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

Managements fees- In September 2019, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the terms of the amended Management Agreement. This amended Management Agreement was approved by the Company's shareholders in the annual general meeting, held on December 5, 2019. Nistec is entitled to a monthly management fee of NIS 90 ($28).

Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan will receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement will not exceed an aggregate amount of NIS 10 per calendar quarter.

Mr. Nissan will be reimbursed for food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 1972.

In addition, the Company's shareholders in the annual general meetings held on December 5, 2019 and October 29, 2020 approved the following:

a.The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.

b.The extension of the Exculpation Letter for an additional three (3) year period

c.The application of the Company’s directors and officers liability insurance policy with respect to Mr. Yitzhak Nissan

d.The revised terms of employment of Yitzhak Nissan's daughter who is employed by the Company as a special project manager.

Loans and guarantees from Nistec - see Note 1.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD.

By:	/s/ Eli Yaffe
Name:	Eli Yaffe
Title:	Chief Executive Officer

By:	/s/ Ron Freund
Name:	Ron Freund
Title:	Chief Financial Officer

Dated: March 23, 2022