Form 20-F
period 2022-12-31
ELTEK LTD
filed 2023-03-23
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

5,849,678 Ordinary Shares, nominal value NIS 3.00 per share (as of December 31, 2022)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐       Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐       No ☒

INTRODUCTION

We manufacture, market and sell technologically advanced custom-made printed circuit boards, or PCBs, including high density interconnect, or HDI, flex-rigid and rigid, with high layer count boards.  Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  We were incorporated in 1970 under the laws of the State of Israel. Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently traded on the NASDAQ Capital Market. As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

Our functional currency is the New Israeli Shekel while our reporting currency is the U.S. Dollar. All references in this annual report to “dollars” or “$” are to U.S. Dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date as published by the Bank of Israel ($1.00 = NIS 3.519 as of December 30, 2022), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

TABLE OF CONTENTS

Page No.

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	[RESERVED]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4.	INFORMATION ON THE COMPANY	23
A.	History and Development of the Company	23
B.	Business Overview	24
C.	Organizational Structure	29
D.	Property, Plants and Equipment	30
ITEM 4A.	UNRESOLVED STAFF COMMENTS	30
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
A.	Operating Results	30
B.	Liquidity and Capital Resources	34
C.	Research and Development, Patents and Licenses	36
D.	Trend Information	37
E.	Critical Accounting Estimates	37
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
A.	Directors and Senior Management	38
B.	Compensation	41
C.	Board Practices	42
D.	Employees	50
E.	Share Ownership	52
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	54
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	54
A.	Major Shareholders	54
B.	Related Party Transactions	55
C.	Interests of Experts and Counsel	58
ITEM 8.	FINANCIAL INFORMATION	58
A.	Consolidated Statements and Other Financial Information	58
B.	Significant Changes	59

ii

ITEM 9.	THE OFFER AND LISTING	59
A.	Offer and Listing Details	59
B.	Plan of Distribution	59
C.	Markets	59
D.	Selling Shareholders	59
E.	Dilution	59
F.	Expense of the Issue	59
ITEM 10.	ADDITIONAL INFORMATION	59
A.	Share Capital	59
B.	Memorandum and Articles of Association	60
C.	Material Contracts	61
D.	Exchange Controls	61
E.	Taxation	61
F.	Dividends and Paying Agents	69
G.	Statement by Experts	69
H.	Documents on Display	69
I.	Subsidiary Information	70
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	70
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	71
PART II		71
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	71
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	71
ITEM 15.	CONTROLS AND PROCEDURES	71
ITEM 16.	[RESERVED]	72
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	72
ITEM 16B.	CODE OF ETHICS	72
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	72
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	73
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	73
ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	73
ITEM 16G.	CORPORATE GOVERNANCE	73
ITEM 16H.	MINE SAFETY DISCLOSURE	74
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	74
ITEM 17.	FINANCIAL STATEMENTS	74
ITEM 18.	FINANCIAL STATEMENTS	74
ITEM 19.	EXHIBITS	75

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness Not applicable.

C.	Reasons for the Offer and Use of Proceeds Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Our Industry

•	We will likely require additional capital in the future, which may not be available to us.

•	We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

•	Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

•	Rapid changes in the Israeli and international electronics industries and recessionary pressures may adversely affect our business.

•	Our products and product components need to meet certain industry standards.

•	Key customers account for a significant portion of our revenues. The loss of a key customer would have an adverse impact on our business results.

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

•
We expect that our business insurance policies will be more limited in scope and our premiums will be higher than in prior years, which could cause us to decrease our insurance coverages. As a result, we may incur uninsured losses.

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

•	We may fail to be in compliance with financial covenants in our loan agreements.

•	While we have been profitable in recent years, we may not be able to sustain long term profitable operations and may not have sufficient resources to fund our operations in the future,

•	We may not succeed in our efforts to expand our activity in the U.S. and other foreign markets. If we are unsuccessful, our future revenues and profitability would be adversely affected.

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

•	Damage to our manufacturing facilities due to fire, natural disaster, or other events could materially adversely affect our business, financial condition, insurance premiums and results of operations.

•	The spread of novel strain of coronavirus, COVID-19, may adversely affect our business operations and financial condition.

•	Our quarterly operating results fluctuate significantly. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

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

•	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

•	Technological change may adversely affect the market acceptance of our products.

•	The measures we take in order to protect our intellectual property may not be effective or sufficient.

•	Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs.

•	We are affected by increasing global inflation and higher interest rates which may increase our cost of goods and services and borrowing costs.

Risks Related to Our Human Capital

•	If our workforce will be represented by a labor union we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

•	From time to time, we may be named as a defendant in actions involving the alleged violation of labor laws related to employment practices, wages and benefits.

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

Risks Related to Our Business and Our Industry

We will likely require additional capital in the future, which may not be available to us.

As of December 31, 2022, we had $7.4 million in cash and cash equivalents and working capital of $12.9 million. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future or to expand our production facilities, including with respect to our investment plans. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) ability to maintain our current, or obtain additional, lines of credit and long-term loans from banks and other lenders. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future.

As of December 31, 2022, we had $3.5 million of outstanding long-term loans from banks (including current maturities) and unutilized revolving lines of credit aggregating NIS 8.7 million (approximately $2.5 million). These credit facilities may not remain available to us in the future. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

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

In the years ended December 31, 2022, 2021 and 2020, a group of affiliated companies accounted for 18.7%, 21.2% and 18.9% of our total revenues, respectively, and another group of affiliated companies accounted for 9.2%, 7.9% and 11.6% of our total revenues, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

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

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the year ended December 31, 2022, our purchases from two (2) suppliers accounted for 29.3% and 18.1% of our total of consolidated raw material costs, respectively. In the event such raw materials are not readily available to us, we may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

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

Our revenues and expenses are denominated in NIS, US dollars and euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The NIS value of our dollar and euro denominated revenues are negatively impacted by the devaluation of the dollar and the euro against the NIS. The average exchange rate for the NIS against the dollar was approximately 4%% higher in 2022 than in 2021, which had a positive impact on our operating results in 2022. In the past, the NIS exchange rate against the dollar and other foreign currencies fluctuated, generally reflecting inflation rate differentials. If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar or other foreign currencies.

We currently do not engage in hedging transactions. If we were to decide to enter into any hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be successful in our hedging efforts, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  Such hedging transactions may not necessarily mitigate the longer-term impact of currency fluctuations on the operating costs of our business operations, and may result in additional expenses.

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

In response to the to the invasion of the Ukraine by Russia in February 2022, the U.S. and other countries have imposed various sanctions against Russia  including restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. The U.S. and other countries could impose wider sanctions and take other actions. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts in the Middle East and worldwide and adverse effects on macroeconomic conditions, currency exchange rates and financial markets, all of which could impact our business, financial condition and results of operations.

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

We expect that our business insurance policies will be more limited in scope and their premiums higher than prior years. As a result, we may incur uninsured losses.

The coverage limits and scope of our insurance policies may not be sufficient to cover future potential claims. The insurance coverage we do obtain may contain large deductibles or insufficient coverage or fail to cover certain risks or potential losses. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms, including with respect to coverage, deductibles or premiums, or at all. If we suffer future machinery deficiency, fires or floods, or product liability claims, we may be unable to maintain applicable insurance at satisfactory rates or with adequate amounts or at all. Such an insurance claim could negatively affect our manufacturing process and therefore, sales, or require a change in the design or manufacturing process, any of which could harm our relationship with our customers and partners, and have a material adverse impact on our reputation and business, financial condition, results of operations and prospects.

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

During 2022, our permit providing for deviations from the standards for discharges into the municipal sewage system was extended.  There can be no assurance that such extension will be granted in the future.

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

In July 2022, we received a notification from the Israeli Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.1 million for an alleged breach of the Hazardous Materials Law (1993). We submitted a response to the notification and asked that the penalty be reduced by 40%.

In January 2023, we received a notification from the Ministry of Environmental Protection that it intends to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. We intend to apply for a reduction in the amount of the penalty in accordance with provisions of the Clean Air Law.

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

We are subject to financial covenants in our loan agreements with the banks that provide us with our credit facilities and long-term loans. Our compliance with the financial covenants is measured annually based on our annual audited financial statements. While we were compliant with our covenants to the banks with respect to our financial statements for each of the three years ended December 31, 2022, we were not in compliance with these covenants in prior years and received waivers from our banks. These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are encumbered as security for our liabilities to our banks, whose consents are required for any future pledge of such assets. The borrowings from our banks are secured by specific liens on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed lien on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreements prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

Both of our banks have the right to demand immediate repayment of the loans and lines of credit in the event of non-compliance with the financial covenants or a change of control in our company, if such a change occurred without their prior approval. Our failure to remain in compliance with each of the banks’ covenants, obtain waivers, negotiate agreements with new covenant terms, or obtain additional financing, if required, may adversely affect our business, results of operations and financial position.

While we have been profitable in recent years, we may not be able to sustain long term profitable operations and may not have sufficient resources to fund our operations in the future

While we achieved net profits in each of the three years ended December 31, 2022, we have not maintained consistent profitable operations in the past. We have incurred an accumulated deficit of approximately $9.9 million since inception. There can be no assurance that we will be able to operate profitably in the future.  To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

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

We received final approval from the Israel Innovation Authority (“IIA”) for a 40%, royalty bearing participation in an approximately $800,000 one-year development program, which started in January 2023.  The total R&D program may be extended for a second year, subject to IIA approval. This R&D program is meant to enable us to achieve a significantly faster production rate in certain stages of our manufacturing process, which will also drastically reduce scrap.  There can be no assurance that the R&D program will succeed in achieving its goals or that all pre-defined benefits will be attained, thus any additional grants are not guaranteed.

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

Damage to our manufacturing facilities due to fire, natural disaster, or other events could materially adversely affect our business, financial condition, insurance premiums and results of operations.

The destruction or closure of our facility for a significant period of time as a result of fire, explosion, act of war or terrorism, flood, tornado, earthquake, lightning, other natural disasters, required maintenance, or other events could harm us financially, increasing our costs of doing business and limiting our ability to deliver our manufacturing services on a timely basis.

Our insurance coverage with respect to damage to our facility or our customers’ products caused by natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate or continue to be available at commercially reasonable rates and terms. In addition, our insurance premiums have risen due to recent events.

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

On June 14, 2022, a fire broke out in one of the production rooms in our plant in Petach-Tikva.  We were able to contain the fire without any injuries and have completed the repair of the damaged line and our manufacturing capacity has returned to normal levels. We are still discussing the amount of compensation to be received from our insurance company.

We are vulnerable to the general economic effects of epidemics, pandemics and other public health crises, such as the COVID-19 pandemic which began in 2020.

Although public health and quarantine conditions appear to have improved in the majority of countries globally, uncertainty remains regarding the emergence of additional strains of COVID-19 and whether governments and health authorities around the globe will be forced to implement the same or similar quarantine measures as utilized previously. The reimplementation of quarantine, lockdowns, or other measures in response to COVID-19 could significantly increase the expenses we incur for precautionary protective measures, as well as the costs we incur due to operational disruptions. For example, we may be required to limit the number of employees working based on our physical space or our production capabilities may suffer due to shortages in raw material.  Any of the foregoing factors could have an adverse effect on our business, financial condition and operating results.

Unlike other industries, as a manufacturer of physical products, we cannot rely on our main work force to be working from home. Israel and other countries have previously enforced quarantines and shutdowns to slow the spread of COVID-19, and restricted international travel during this pandemic. While prior government shutdowns did not have a significant impact on our business, a future government shutdown could result in the suspension of work in progress and delivery delays which would adversely affect our future revenue and cash flow. We are continuing to closely monitor COVID-related impacts on all aspects of our business and geographies, including on our workforce, supply chain and customers.

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

Our enterprise resource planning system is no longer being fully supported by its developer and the hardware on which it runs may not be supported in the future. The failure of such system before we transition to a new system may adversely affect our business and results of operations and the effectiveness of our internal control over financial reporting.

Our current enterprise resource planning system (“ERP”) is designed to improve the efficiency of our supply chain and financial transaction processes, accurately maintain our books and records, and provide information important to the operation of the business to our management team. Our system is no longer being fully supported by its developer and the hardware on which the ERP runs and the operating system of the hardware are at high risk of not being supported in the near future. While we intend to replace the system in the future, there is no immediate plan to do so. Any significant disruption or deficiency in our ERP could have a material adverse effect on our ability to fulfill and invoice customer orders, apply receipts, place purchase orders with suppliers, and make disbursements, and could negatively impact data processing and electronic communications among business locations, which may have a material adverse effect on our business, consolidated financial condition or results of operations.

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

We are affected by increasing global inflation and higher interest rates which may increase our cost of goods and services and borrowing costs.

Global inflation and high interest rates pose a significant risk factor to our company. The rise in inflation may lead to an increase in the cost of goods and services, reducing consumer spending power, and affecting our sales and revenue. High interest rates have increased borrowing costs, which may reduce our ability to finance operations and investments, and potentially impact our financial stability. As a result, we are closely monitoring global economic trends and proactively taking measures to mitigate the impact of inflation and high interest rates on our business operations and financial performance.

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

Mr. Yitzhak Nissan, our Chairman of the Board and the controlling shareholder of Nistec Golan, beneficially owns 69.5% of our outstanding ordinary shares. Accordingly, Mr. Nissan and Nistec Golan have the ability to exercise a significant influence over our business and affairs and generally have the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions.  Mr. Nissan and Nistec Golan may make decisions regarding Eltek and our business that are opposed to other shareholders’ interests or with which other shareholders may disagree. Nistec Golan’s and Mr. Nissan’s voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders.

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” (“PFIC”).  Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations”) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2022 tax year. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read “Material U.S. Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We do not expect to distribute dividends in the foreseeable future.

On November 2022, our board of directors declared the Company’s first cash dividend, in the amount of US$0.17 per share (approximately $1 million in the aggregate). The dividend was paid in US dollars on December 19, 2022 to all of the Company’s shareholders of record as of December 12, 2022. Prior to such distribution, we have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain our current and any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.  According to the Israeli Companies Law, a company may distribute dividends out of its profits, provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court. In the event cash dividends are declared, such dividends will be paid in NIS, and will be subject to applicable Israeli withholding taxes.  The declaration of dividends is subject to the discretion of our board of directors and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.  You should not rely on an investment in our company if you require dividend income from your investment.

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

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. Actual or perceived instability with respect to the current public dispute over changes to the Israeli legal systems or the impact thereof, may individually or in the aggregate adversely affect the Israeli economy and our ability to do business, financial condition, results of operations and growth prospects, and share price.

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

A.           History and Development of the Company

We were incorporated under the laws of the State of Israel on January 1, 1970.  We are a public limited liability company under the Israeli Companies Law, and operate under that law and associated legislation.  Our registered offices and principal place of business are located at 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach-Tikva 4927920, Israel and our telephone number is +972-3-9395025.  Our website is www.nisteceltek.com.  The information on our website is not incorporated by reference into this annual report.

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

In July 2007, we established Eltek USA Inc. (“Eltek USA”), a wholly-owned subsidiary incorporated in Delaware, to manage our sales and marketing in the North American market.  In December 2008, we established Eltek Europe GmbH, a wholly-owned subsidiary that is no longer active, to manage our sales and marketing activities for certain European customers.

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

During the three years ended December 31, 2022, we invested approximately $5.6 million in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $5.5 million in capital expenditures in 2023, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities. We intend to finance these expenditures with suppliers’ credit, cash flow from operations, fund raising and bank loans; however, external financing may not be available, or, if available, may not be on terms favorable to us.

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

Increasing concentration of global PCB production in Asia.  During the past decade, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool.  In particular, the trend has favored China, which according to industry sources has the largest PCB market in terms of both revenue and number of suppliers.  The overall technical capability of suppliers in China has improved dramatically in recent years, and China has emerged as a global production center for cellular phones, smartphones, tablet PCs, computers and computer peripherals, and high-end consumer electronics.  However, in recent years, there has been a growing trend of companies shifting their PCB production back to Western countries. This trend is driven by several factors including increasing labor costs in traditional manufacturing hubs, concerns over supply chain disruptions and quality control, concerns over IP theft and security issues and a desire to enhance supply chain resilience. The trend towards reshoring PCB production presents an opportunity for companies in Western countries, such as ours, to tap into the growing demand for high-quality electronics and capture a share of the global PCB market.

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

Increased requirements for aerospace and defense products.  The aerospace and defense markets are characterized by increasingly time-consuming and complex certification processes, long product life cycles, and a demand for leading-edge technology with extremely high reliability and durability.  While the DoD budget faces increasing scrutiny as part of overall U.S. budget deficit reduction efforts, we anticipate that a continued DoD commitment to new product development and upgrades — incorporating leading-edge PCB technology in products for intelligence, surveillance and reconnaissance, communications and weapon systems — combined with Foreign Military Sales programs and a recovering global commercial aerospace industry will support a significant long-term market for these products. In addition, the current political climate in Europe has led to an increased demand for defense products. This has resulted in heightened interest from countries looking to upgrade their military capabilities and secure their borders. The situation has also sparked a renewed focus on national security, with governments investing more resources towards strengthening their defense systems.

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

Uncertainty in respect of future orders. Due to the costs involved, our customers are increasingly reluctant to maintain inventory and refrain from placing orders significantly in advance. As a result, there is uncertainty in respect of future orders.

Introduction of new disruptive technologies. The traditional PCB production method is the burning method, in which most of the copper is burned onto the surface on the basis of a defined mold, at the end of which the desired processor picture is obtained. It recent years a new technology has been introduced, the mSAP/SAP, an additive method, in which the copper in the photolithographic processes is enlarged on the basis of a predefined mold. The advantage of this production method is the ability to utilize a limited path area on which are compressed a large number of processors with a conductor space/width of less than 25 microns.  These new semi-additive and fully additive technologies for ultra-dense (1/1 mil line/space) topography are gaining traction and are affecting the conventional industries including us. If found to be cost effective and reliable it can require us to adopt such production capabilities in the future.

Manufacturing and Engineering Processes

Continued significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry.  During the three years ended December 31, 2022, we invested approximately $5.6 million in machinery and equipment for that purpose.

Manufacturing Capabilities.  We have the capability to manufacture PCBs having up to 40 layers, flex-rigid boards consists of blind and buried vias and designs using materials as thin as 1 mil.  We receive orders for production with turnaround times of generally between several days to two months. We are able to produce short runs of five to 30 units of simple type PCBs within four to five working days, and a few hundred units within ten working days, and are capable of producing such number of boards within five working days when production line scheduling permits.

During 2018 we incurred water damage to two electrical testing systems in our production facility. We were not able to reach an agreement for the damage and the payment from the insurance company on our insurance claim; therefore we filed a claim with the Israeli court. We cannot be sure that such legal proceedings in this matter will be successful. During 2022, we invested in machinery and equipment, including a new SEICA (flying probe electrical test),a  direct imaging machine for applying a solder mask, a new Additive Printing machine, a new dryer for solder mask application, a new  PCB vacuum plasma treatment machine and  a new laminator.

In the beginning of 2022, we decided to accelerate our investment program in machines and equipment. The program includes investments in new production lines as well as in infrastructure in order to enable us to increase our production capabilities as well as our efficiency. The first phase of the program includes investments of $9 million and is expected to last two years. We expect that this phase will allow us to increase our yearly sales by $5-8 million, based on the continuity of the increased demand for our products. The total program amounts to $15 million. Due to the complexity of the investment program, we may encounter e delays in the schedule and the completion of the investments.

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

Advanced Finishing Capabilities for Dense Packaging Designs.  We provide a wide assortment of alternative surface finishes, including hot air solder leveling, E-less nickel (ENIG), E- less nickel & palladium (ENEPIG), hard& soft electrolytic gold, immersion silver, outsource nickel/palladium/gold and immersion tin, for component soldering .

Other Advanced Process Capabilities.  We provide fabrication of dense multi-layer PCBs.  We use an advanced inner-layer production line, a direct laser imaging system, mechanical and laser drilling equipment and clean room environments (ISO-7) to produce technologically advanced products.

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

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2022, 2021 and 2020, the primary industries for which we produced PCBs were defense and aerospace equipment (48.7%, 41.2% and 47.6% of production, respectively), medical equipment (8.0%, 8.8%, and 8.3% of production, respectively), industrial equipment (7.1%, 4.4% and 2.5% of production, respectively), and distributors, contract electronic manufacturers and others (36.2%, 45.6% and 41.6% of production, respectively).

Customers.  During the year ended December 31, 2022, we provided PCBs to approximately 130 customers in Israel and approximately 81 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, the Netherlands, India, Italy, Romania, Uruguay, China and South Africa.  Sales to non-Israeli customers were $17.5 million 44.2% of revenues) for the year ended December 31, 2022, $14.9 million (43.9% of revenues) for the year ended December 31, 2021 and $16 million (43.6% of revenues) for the year ended December 31, 2020. In the years ended December 31, 2022, 2021 and 2020, a group of affiliated companies accounted for 18.7%, 21.2% and 18.9% of our total revenues, respectively, and another group of affiliated companies accounted for 9.2%, 7.9% and 11.6% of our total revenue, respectively.

Marketing.  We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies.  We currently have eleven persons involved in sales, of which ten persons are located in Israel and two persons are located in the United States. In North America, we market and sell our products through Eltek USA as well as through independent local sales representatives.  PCB trading and manufacturing companies act as distributors of our products in the Netherlands, Italy, and South Africa.  In India, we market our products through a local sales representative.  We maintain technical support services for our customers worldwide.  We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of five persons.

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

Starting in 2021, we have a dedicated sales team for commercial activities which cooperate with reliable PCB manufacturers from the Far East.

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

Our backlog at December 31, 2022 was approximately $16.8 million compared to a backlog of approximately $10 million at December 31, 2021.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.

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

On July 18, 2022, we received a notification from the Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.1 million for an alleged breach of the Hazardous Materials Law (1993). We have filed a request to reduce the amount of the penalty.

In January 2023, we received a notification from the Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. We intend to seek a reduction in the amount of the penalty, in accordance with provisions of the Clean Air Law.

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

D.           Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach-Tikva, Israel. In 2020, we signed an amendment to the lease agreement which extend the lease contract until February 2027 with a 7% increase in rent, with an option to extend the lease for an additional five years period with an additional 3% increase in rent, which will expire in February 2032.  In the year ended December 31, 2022, we incurred $1.3 million of leasing expenses for these premises.

As part of our accelerated investment program, we are considering leasing additional office space in a nearby building in order to move our office space from the existing building to provide additional manufacturing space.

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

Overview

We were incorporated under the laws of the State of Israel in 1970.  We develop, manufacture, market and sell PCBs, including HDI multi-layered and flex-rigid boards for electronic devices.  Our principal customers include manufacturers of medical equipment, defense and aerospace equipment, industrial equipment, and telecom and networking equipment, as well as contract electronic manufacturers.  We have our principal offices and production facilities in Israel and a marketing subsidiary in the United States.

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

Recent Developments

On June 14, 2022, a fire broke out in one of the production rooms in our plant in Petach-Tikva. We were able to contain the fire without any injuries and have completed the repair of the damaged line and our manufacturing capacity has returned to normal levels. We are still discussing the amount of compensation to be received from our insurance company.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2022	2021	2020
Revenues	100%	100%	100%
Cost of revenues	(79.1)	(79.6)	(78.9)
Gross profit	20.9	20.4	21.1

Research and development expenses	(0.2)	(0.2)	-
Selling, general and administrative expenses	(13.1)	(14.4)	(12.8)
Operating profit	7.6	5.8	8.3
Financial expenses, net	2.2	(1.4)	(0.9)
Other income (loss), net	-	0.1	(0.1)
Profit before income tax expense	9.8	4.5	7.3
Income tax benefit (expense)	(1.7)	10.4	(0.2)
Net profit	8.1	14.9	7.1

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenues.  Revenues increased by 17% to $39.6 million in the year ended December 31, 2022, from $33.8 million in the year ended December 31, 2021.  The increase in revenues is primarily attributable to the increased demand for the Company's products and the negative impact of a key raw material shortage during 2021.

Cost of Revenues.  Cost of revenues increased by 16% to $31.4 million for the year ended December 31, 2022, from $26.9 million for the year ended December 31, 2021.  The increase in cost of revenues is primarily attributable to the increase in revenues.

Gross Profit.  Gross profit increased by 20% to $8.3 million for the year ended December 31, 2022, from $6.9 million for the year ended December 31, 2021.  Gross profit as a percentage of revenues increased to 20.9% for the year ended December 31, 2022, from 20.4% for the year ended December 31, 2021.  The increase in gross profit is primarily attributable to the increase in revenues.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $5.2 million in the year ended December 31, 2022, compared to $4.9 million in the year ended December 31, 2021. The increase is primarily attributable to sales incentives paid in regard to the increased sales.

Operating Profit.  We recorded an operating profit of $3.0 million in the year ended December 31, 2022, compared to an operating profit of $1.9 million in the year ended December 31, 2021. The increase is primarily attributable to the increase in revenues.

Financial Expenses, Net.  Financial income, net increased to $0.9 million in the year ended December 31, 2022, from $0.5 million financial expenses in the year ended December 31, 2021.  The increase in 2022 is primarily attributable to the devaluation of the NIS against the US Dollar and its impact on our cash and trade receivable balances during the year.

Income Tax Expense.  Tax expenses were $0.7 million in the year ended December 31, 2022, compared to a tax benefit of $3.5 million in the year ended December 31, 2021. During the year ended December 31, 2021, we released the tax loss carryforwards valuation allowance recorded in prior years. This release resulted in a tax benefit of $3.5 million in the year ended December 31, 2021.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Please see Item 5A of our Form 20-F for the year ended December 31, 2021 filed on March 23, 2022, for this comparison.

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  For example, the NIS value of our dollar or Euro denominated revenues are negatively impacted in case of a devaluation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was approximately 4% higher in 2022 than 2021 and the average exchange rate of the NIS against the Euro was 7.5% lower in 2022 than 2021 and in total, these changes had a positive impact on our operating results in 2022.  The average exchange rate for the NIS against the dollar was approximately 6.2% lower in 2021 than 2020 and the average exchange rate of the NIS against the Euro was 2.5% lower in 2021 than 2020, and in total, these changes had a negative impact on our operating results in 2021.

The following table sets forth, for the periods indicated, devaluation or appreciation of the NIS against the most important currencies for our business, the Dollar and Euro, between December 31 each year and December 31 of the year before.

	Year Ended December 31,
	2022	2021	2020	2019	2018
Dollar	13.15%	(3.27%)	(6.97%)	(7.79%)	8.10%
Euro	6.62%	(10.76%)	1.7%	(9.63%)	3.35%

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

Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the Israeli and foreign governmental policy and regulations, and movements in exchange rates and interest rates. The Israeli national consumer price index, which is an indicator of the inflation, was 5.3%, 2.8% and (0.7%) in 2022, 2021 and 2020, respectively. Inflation rates may increase in the future. If inflation rates rise, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in Israel, and worldwide, may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

As of December 31, 2022, we had approximately $14.3 million in tax operating loss carryforwards which can be offset against future income in Israel without time limitation. In addition, as of December 31, 2022, we had $9.8 million in capital loss carry forwards, which can be offset against future capital gains in Israel without time limitation.   In Israel, we have received final tax assessments through the 1995 tax year.  Tax assessments through the 2017 tax year are considered final due to the statute of limitations.  Our inactive European subsidiary, Eltek Europe, has received final tax assessments through the 2013 tax year.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation. The subsidiary is no longer subject to federal and state examinations for fiscal years before 2019.

In 2022, we recorded tax expense of $0.7 million, mainly in respect of our operations in Israel. In 2021, we reversed the valuation allowance recorded in past years due to our conclusion that it is more likely than not that the Company will realize its deferred tax losses in the future and recorded a tax benefit of $3.5 million. In 2020, we recorded tax expenses of $71,000, mainly in respect of our subsidiary in the United States.

B.           Liquidity and Capital Resources

As of December 31, 2022, we had $7.4 million in cash and cash equivalents and working capital of $12.9 million compared to $9.3 million in cash and cash equivalents and working capital of $13.3 million at December 31, 2021. Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million). In August 2013, we entered into a definitive investment agreement with Nistec pursuant to which Nistec purchased 706,531 of our ordinary shares (approximately 34.8% of our issued share capital on a fully diluted basis) in consideration of $4.2 million.

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

In June 2020, we obtained a five-year loan of NIS 4 million (approximately $1.2 million) from Mizrahi-Tefahot Bank, guaranteed by Nistec Ltd. The loan is for a period of five years and has preferred terms including  a repayment schedule that starts after a 12-month grace period and carried interest of Prime + 1.50%, which was waived for the first year of the loan.

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

In May 2021, we obtained a loan of NIS 10 million (approximately $3.1 million) from Bank Leumi. The loan is for a period of ten years, with preferred terms including a repayment schedule that starts after a 12-month grace period and carried interest of Prime + 1.50%, which was waived for the first year of the loan.

As of December 31, 2022, we had revolving lines of credit of approximately $2.5 million with Bank Hapoalim B.M. Our credit lines bear annual interest at Prime + 0.95% and our long-term NIS bank loans bear annual interest of Prime + interest at range of 1.50% to 1.75%.

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

Bank Hapoalim and Bank Leumi require us to maintain a specific set of covenants each fiscal year.  We are required to meet all of the following financial covenants: (i) maintaining adjusted shareholders’ equity equal to the greater of $4.5 million or 17% of our consolidated total assets; and (ii) a debt service ratio of 1.5.  For this purpose, adjusted shareholders’ equity excludes certain intangible and other assets.  Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses.  As of December 31, 2022, 2021 and 2020, we were in compliance with the covenants.

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

The lack of sufficient working capital could negatively impact our ability to complete our investment plans and to compete effectively in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing.

Cash Flows

The following table summarizes our cash flows for the periods presented:

Year ended December 31,	2022	2021	2020
	($ in thousands)
Net cash provided by operating activities	3,829	3,875	3,252
Net cash used in investing activities	(3,029)	(1,647)	(1,140)
Net cash provided by (used in) financing activities	(1,638)	2,124	814
Effect of translation adjustments	(1,079)	196	181
Net increase (decrease) in cash and cash equivalents	(1,917)	4,548	3,107
Cash and cash equivalents at beginning of year	9,283	4,735	1,628
Cash and cash equivalents at end of year	7,366	9,283	4,735

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

Net cash provided by operating activities was $3.8 million in the year ended December 31, 2022. This amount was primarily attributable to our pre-tax income of $3.9 million, depreciation of fixed assets of $1.5 million and a net increase in working capital items of $1.8 million.

Net cash provided by operating activities was $3.9 million in the year ended December 31, 2021. This amount was primarily attributable to our pre-tax income of $1.5 million, depreciation of fixed assets of $1.8 million and a net increase in working capital items of $0.5 million.

Net cash provided by operating activities was $3.3 million in the year ended December 31, 2020. This amount was primarily attributable to our net profit of $2.6 million, depreciation of fixed assets of $1.6 million and an increase of $0.5 million in other liabilities and accrued expenses. This amount was partially offset by an increase in trade receivables of $1.0 million, increase in other accounts receivables and prepaid expenses of $0.6 million and a decrease in trade payables of $0.5 million.

Net cash used in investing activities was $3.0 million in the year ended December 31, 2022, compared to $1.6 million in the year ended December 31, 2021, and $1.1 million in the year ended December 31, 2020.  Net cash used in investing activities in each of the three years ended December 31, 2022 was primarily for the purchase of fixed assets for our production lines and leasehold improvements.

Net cash used in financing activities was $1.6 million in the year ended December 31, 2022, which was primarily attributable to the $0.7 million of repayment of long-term loans and dividend distribution of $1.0 million.

Net cash provided by financing activities was $2.1 million in the year ended December 31, 2021, which was primarily attributable to the $3.1 million of proceeds from long term loans of $3.1 million. These amounts were partially offset by repayments of short-term credits.

Net cash used in financing activities was $814,000 in the year ended December 31, 2020, which was primarily attributable to the $5.6 million of proceeds from a rights offering of our ordinary shares and proceeds from long term loans of $1.1 million. These amounts were partially offset by a decrease of $1.6 million in short-term credits and the repayment of short-term shareholder loans of $3.7 million

Capital expenditures on a cash basis for the years ended December 31, 2022, 2021 and 2020 were approximately $3.0 million, $1.5 million and $1.1 million, respectively.  Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements.

We expect to finance our 2023 operations from our cash flow from operations, revolving bank credit lines and long-term bank loans and supplier financing. Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2023, our liquidity could be negatively affected by the continuation of the Coronavirus outbreak, which could have an adverse effect on the global markets and on our operations, shortage in raw materials, continued operational difficulties in our manufacturing and a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D “Key Information - Risk Factors”.  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2023. Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.          Research and Development, Patents and Licenses

During January 2021 we received approval for grants from the Israeli Investment Authority that will fund 15%-20% of our expected $1.5 million investment in Advanced Manufacturing Equipment compatible with Industry 4.0 standards, which focuses on interconnectivity, automation, machine learning, and real-time data. In addition, during December 2022, we received final approval from the Israel Innovation Authority (“IIA”) for a 40% participation in an approximately $800,000 one-year development program, which started in January 2023. The total R&D program may be extended for a second year, subject to IIA approval. This R&D program is meant to enable Eltek to achieve a significantly faster production rate in certain stages of its manufacturing process, which will also drastically reduce scrap.  There can be no assurance that the R&D program will succeed in achieving its goals or that all pre-defined benefits will be attained.

D.          Trend Information

We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  Our backlog as of December 31, 2022 was approximately $16.8 million compared to a backlog of approximately $10 million as of December 31, 2021.

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

Recently Issued Accounting Standards

See Note 2v to our 2022 consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	73	Chairman of the Board of Directors
Mordechai Marmorstein (1)(2)	76	Director
David Rubner(4)	83	Director
Erez Meltzer(4)	65	Director
Gad Dovev(1)(2)(3)(4)	76	External Director
Ilana Lurie (1)(2)(3)(4)	50	External Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee
(4) Member of the Special Independent Committee for M&A purposes

At our 2022 annual general meeting of shareholders held on August 31, 2022, our shareholders re-elected Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to serve as a directors until our 2023 annual general meeting of shareholders. Mr. Gad Dovev was elected to serve as an external director for a third three-year term, at our 2020 meeting of shareholders held on October 29, 2020. Ms. Ilana Lurie was elected to serve as an external director for a second three-year term, at our 2021 meeting of shareholders held on June 3, 2021. Our Audit Committee and Board of Directors determined that Mr. Marmorstein has the accounting and financial expertise required under the Companies Law in order to serve as an independent director, and therefor he was nominated as an independent director.

In March 2022, the Board of Directors appointed Ms. Revital Cohen Tzemach,  Yitzhak Nissan's daughter and our Special Projects Manager, as an observer to the Board of Directors.

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

Erez Meltzer has served as a director since 2009 including as the Chairman of our Board of Directors from 2011 to 2013.  Mr. Meltzer was the Executive Chairman of Hadassah Medical Center from 2014 until the end of 2020.  He is currently the CEO and BOD member of Nano-x Imaging Ltd.  Mr. Meltzer also serves as a director of Ericom Software Ltd., Hadasit Bio Holding (HBL) Ltd., Mentfield Ltd. Capital Nature Ltd., GEM Pharma Ltd., Atlasense Ltd., Plantis Pharma Ltd., Supplant Ltd., Tevel Aerobotics Technologies Ltd. and Rivulis (Plastro) Ltd. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999, and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University, and is a graduate of the Advanced Management Program at Harvard Business School.

Gad Dovev was re-elected to serve as an external director in October 2020 and is a member of our audit, compensation and banking committees.  Mr. Dovev retired from the Israeli Ministry of Defense in August 2012.  He served as head of the Israeli Ministry of Defense Mission to the United States from August 2008 to August 2011.  From August 2005 to August 2008, Mr. Dovev served as head of the Israeli Ministry of Defense Mission to Germany.  Prior to that, from 2001 to 2005, Mr. Dovev acted as Deputy General Manager of the Israeli Ministry of Defense and Head of the Rehabilitation Department.  From 1993 to 2001, Mr. Dovev served as Director of the Finance Department and the Financial Comptroller of the Israeli Ministry of Defense.  Mr. Dovev served as member of the Board of Directors of Bank Otsar Ha-Hayal Ltd., IMI-Israel Military Industries Ltd., Shekem Ltd. and Gapim Ltd.  Mr. Dovev holds a BSc. degree in Financial and Agricultural Administration from the Hebrew University of Jerusalem.

Ms. Ilana Lurie was elected to serve as an external director in September 2018 and is a member of our audit and compensation committees. Ilana Lurie is a CFO, COO and Director with significant experience in international finance and operations, within both large technology companies as well as Start-Ups. In a course of last 10 years, Ilana led significant financing rounds, as well as debt restructuring processes. Ms. Lurie played a critical role in transition from R&D to production in NovelSat and she is currently leading this activity in IO Tech, in her capacity as CFO & COO and serving as External Director in Wearable devices (NASDAQ:WLDS). During 2012- 2020, Ms. Lurie has been CFO of NovelSat, Landa Ventures portfolio company. Prior to her tenure at NovelSat, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ).  From 2006 to 2011, Ms. Lurie held several financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Eli Yaffe	68	Chief Executive Officer
Ron Freund	58	Chief Financial Officer
Yitzhak Zemach	47	Director of Operations
Oriel Sallary	60	VP Sales and Marketing
Sagi Balter	42	VP Process Engineering
Shlomi Kisluk	48	VP Quality Assurance

Eli Yaffe joined us in July 2018 as our Chief Executive Officer. Prior to joining our company, Mr. Yaffe was the President of Carmel Forge Ltd. (Aerospace) for almost 16 years.  Prior thereto Mr. Yaffe served as the President of Urdan Industries Ltd. (Defense). Previously, Mr. Yaffe served as VP of Business Development & Strategic Planning, responsible for strategy, M&A, and business development at Ormat Industries Ltd., including 5 years in the USA. Mr. Yaffe holds a B.Sc. degree (with distinction) from the Technion- Israel Institute of Technology, M.Sc. degree in Mechanical Engineering from Tel Aviv University and an MBA degree (with distinction) in Finance & Marketing from Bar Ilan University.

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

Yitzhak Zemach joined us in September 2018 as Director of Operations. Previously, Mr. Zemach served as the Plant Manager of Kahane Group Ltd. from February 2011 to September 2018 and prior thereto he served as the VP Operations of Bental Electronics Systems Ltd. Previously, Mr. Zemach served as Plant Manager of Aladdin Knowledge Systems and prior thereto he served as the Production Manager of the Nistec group. Mr. Zemach holds a B.Sc. degree in Electronic Engineering from Ariel University and an MBA degree with distinction in IT from Bar Ilan University.

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

Sagi Balter joined us in December 2015 as our electroplating process engineer and became our VP Process Engineering in September 2019. Previously, Mr. Balter served as the senior researcher in the surface physics laboratory of the Weizmann Institute from 2013 to 2015.  Prior thereto, he served as a R&D engineer at American Aviation Ltd from 2009 to 2014. Mr. Balter holds a Ph.D. degree (magna cum laude) in Chemistry from the Bar-Ilan University.

Shlomi Kisluk joined us in October 2022 as a quality manager. Prior to joining Eltek, he served as a Quality manager in different startup companies responsible for quality, environment, and safety management system implementation. Between 2010 and 2020 Mr. Kisluk served as a quality manager at IDE Technologies, which is a world leader in water-treatment solutions. Mr. Kisluk holds a B.Sc. in Material Engineering from Ben-Gurion University and an MBA from Bar-Ilan University.

There are no family relationships between any of our directors and executive officers.

B.           Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2022.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (consisting of 12 persons)	$1.9 million (1)	$0.4 million (2)

(1)	During the year ended December 31, 2022, we paid each of our directors an annual fee of approximately $8,600 and an attendance fee of $275 per meeting. These fees are included in the above amount.

(2)	The benefits amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

As of December 31, 2022, options to purchase 395,171 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $5.25 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2022. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2022.

Name of Officer	Position of Officer	Compensation for services (USD)(1)
		Base salary	Benefits and Perquisites (2)	Equity- Based (3)	Total compensation
Yitzhak Nissan (4)	Chairman of the Board	321,467	-	-	321,467
Eli Yaffe	Chief Executive Officer	305,202	338,383	82,964	726,549
Ron Freund	Chief Financial Officer	167,933	125,608	8,040	301,580
Yitzhak Zemach	VP Operations	150,783	118,177	23,308	292,269
Oriel Sallary	Vice President of Worldwide Sales and Marketing	133,054	76,601	2,216	211,871

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.36 per $1.00 (the average exchange rate in 2022).

(2)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable, bonuses, car related expenses, managers’ insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits. Bonuses represent accrued but not yet paid bonus payments for 2022, based on several criteria, including revenues, profit, employees’ safety, yield and on time deliveries.

(3)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2022 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

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

Board Diversity

Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. Since August 2022, the Board Diversity Rule, requires a company that is a “foreign private issuer” (as defined in SEC rules) like Eltek to initially (until August 7, 2023) have, or explain why it does not have, at least one diverse director. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification as of December 31, 2022.

Board Diversity Matrix (As of December 31, 2022)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	6

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

External directors serve for a three-year term, which may be renewed for two additional three-year periods through one of the following mechanisms:

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

At our 2021 meeting of shareholders held on June 3, 2021, our shareholders re-elected Ms. Ilana Lurie for a second three-year term as an external director. At the 2020 annual general meeting of shareholders, Mr. Gad Dovev was re-elected, for a third three-year term as an external director.

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

On August 31, 2022, our shareholders approved an amended and restated compensation policy for our company.  The compensation policy must be approved every three years by our compensation committee, board of directors and shareholders, voting with a special majority (in that order).  The compensation policy is based on and references certain matters and provisions set forth in the Israeli Companies Law, which include: (i) promoting our company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for our company’s office holders, considering, among other things, our company’s risk management policy; (iii) our company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of our company’s profits, with a long-term view and in accordance with his or her position.

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

As of December 31, 2022, we employed 294 full-time employees in Israel, of which 196 were employed in manufacturing services, 36 in process and product engineering, 35 in quality assurance and control, 11 in sales and marketing and 16 in finance, accounting, information service and administration.

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

In addition, Eltek USA, a wholly-owned Delaware subsidiary, employed 2 full-time employees as of December 31, 2022 and 3 full-time employees as of December 31, 2021 and 2020.

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause, equivalent to a one-month salary for each year of employment with the company.  Most of our employees are covered by pension plans providing customary benefits including retirement and severance benefits.  Some of our employees are covered by life and pension insurance policies providing similar benefits.  We contribute 8.33% of base salaries to the employees’ pension funds or life pension insurance policies to cover our liability for severance pay.  Pursuant to Section 14 of the Israeli Severance Pay Law, 5729-1963, if a company contributes to an employee’s pension fund or severance fund, then the employee is entitled only to the severance amounts accumulated in such fund(s) upon resignation from the company or termination by the company, and the company is not obligated to make additional payments to the employee upon termination of employment with the company.

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

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute of Israel, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.6% of the salary (same in 2021) and the employee contribution to the National Insurance Institute is at the rate of 12% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum monthly salary of NIS 47,500 (approximately $13,500) in 2022, NIS 44,020 (approximately $13,800) in 2021, and NIS 43,370 (approximately $12,600) in 2020.  In the year ended December 31, 2022, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 5.3% of the salaries.

E.          Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 20, 2023 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (2)
Principal Shareholders
Yitzhak Nissan (1)	4,065,912	69.5%

Senior Management and Directors
Eli Yaffe (1) (3)	139,350	2.3%
Ron Freund(4)	4,063	*
Yitzhak Zemach(5)	14,907	*
Oriel Sallary(6)	3,926	*
Sagi Balter (7)	9,907	*
Mordechai Marmorstein(8)	7,500	*
David Rubner (9)	7,500	*
Erez Meltzer(10)	7,500	*
Gad Dovev(11)	7,500	*
Ilana Lurie(12)	7,500	*
All executive officers and directors as a group (12 persons) (13)	4,275,564	70.6%
__________

*Less than 1%

(1) Except for Mr. Nissan and Mr. Yaffe, none of our directors or executive officers holds any of our ordinary shares. Mr. Nissan is the beneficial owner of 3,891,596 shares held by Nistec Golan, a company controlled by him and holds 174,316 shares as an individual. The principal business address of Nistec Golan is 43 Hasivim Street, Petach Tikva, Israel. Mr. Yaffe is the beneficial owner of 4,250 shares held by himself.

(2) The percentages shown are based on 5,849,678 ordinary shares issued and outstanding as of March 20, 2023.

(3) The number of ordinary shares beneficially owned includes 135,100 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

(4) The number of ordinary shares beneficially owned includes 4,063 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

(5) The number of ordinary shares beneficially owned includes 14,907 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

(6) The number of ordinary shares beneficially owned includes 3,926 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

(7) The number of ordinary shares beneficially owned includes 9,907 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

(8) The number of ordinary shares beneficially owned includes 7,500 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

(9) The number of ordinary shares beneficially owned includes 7,500 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

(10) The number of ordinary shares beneficially owned includes 7,500 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

(11) The number of ordinary shares beneficially owned includes 7,500 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

(12) The number of ordinary shares beneficially owned includes 7,500 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

(13) The number of ordinary shares beneficially owned includes 205,402 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

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

During 2020, 16,014 options were granted (including an adjustment to options previously granted, to reflect the dilutive effect of the rights offering) under the plan and no options were exercised.  During 2021, 270,200 options were granted (including an adjustment to options previously granted, to reflect the dilutive effect of the rights offering) under the plan and no options were exercised.  During 2022, 28,000 options were granted under the plan.  As of December 31, 2022, options to purchase 395,171 ordinary shares were outstanding under the plan, exercisable at an average exercise price of $5.25 per share.

In December 2020, our Compensation Committee and Board of Directors approved the grant of options to purchase 100,000 ordinary shares to our CEO. In March 2021 our Compensation Committee and Board of Directors approved the grant of options to purchase 170,200 ordinary shares to our directors, office holders and employees. The grant to our directors included a grant of 20,000 options to each of the directors (100,000 in the aggregate), including the external directors but excluding Yitzhak Nissan. The December 2020 grant to the CEO and March 2021 grant to the directors and to Ms. Revital Cohen Tzemach, the daughter of Mr. Nissan, who is our special projects manager, was approved by our shareholders at the 2021 General meeting, held on June 3, 2021.

In December 2021, our Compensation Committee and Board of Directors approved the grant of an additional 13,000 options with an exercise price of $4.18 to our CFO. In December 2022, our Compensation Committee and Board of Directors approved the grant of an additional 15,000 options with an exercise price of $4.06 to Mr. Freund.

We have applied to the Israeli tax authorities for a tax ruling which will enable us according to the 2018 plan, to reduce the exercise price of options granted before the December 19, 2022 dividend distribution. The amount of reduction according to the plan is $0.17 which reflects the dividend payment per share.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of March 20, 2023 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 5,849,678 ordinary shares issued and outstanding as of March 20, 2023.
(3)
Based on a Schedule 13D/A filed on February 16, 2021. Nistec Golan is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec Golan.

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

Record Holders

Based on the information provided to us by our transfer agent, as of March 20, 2023, there were 8 holders of record of our ordinary shares, of which 6 record holders holding approximately 33.5% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33.4% of our outstanding ordinary shares as of such date).

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

In August 2022, the exculpation letter and the indemnification letter granted to Mr. Yitzhak Nissan were further extended for an additional three (3) year period ending on December 31, 2025.

On October 29, 2020, our shareholders approved, effective as of August 1, 2020: (i) an increase in the gross monthly salary of Ms. Cohen-Tzemach, the daughter of Mr. Nissan, from NIS 18,000 to NIS 20,000; and (ii) that Ms. Cohen-Tzemach will be entitled to three (3) additional vacation days per year, such that she will be entitled to 23 vacation days per year. Other than as described above, the terms of Ms. Cohen-Tzemach’s employment will remain the same, including that Ms. Cohen-Tzemach shall be entitled to the use of a 7-seat company car, valued up to NIS 180,000, including all associated operation and maintenance expenses. Ms. Cohen-Tzemach’s new position will be a special project manager and it was approved that our bonus plan will also apply to her. The term of her employment agreement was extended until August 31, 2022 and she was granted options to purchase 3,000 of our shares, at an exercise price of US$ 6.38. The options vest over a period of four (4) years, such that at the first anniversary of grant, 25% of the options will vest, and then in equal amounts, quarterly thereafter. On October 29, 2020, the shareholders approved a grant of a bonus of up to NIS 50,000 to Ms. Cohen-Tzemach, to cover her tuition, in accordance with our Amended and Restated Compensation Policy. On June 3, 2020, the shareholders approved a grant of options to purchase 10,000 of the Company’s Ordinary Shares to Ms. Revital Cohen-Tzemach, at an exercise price of US$ 5.52. The options vest over a period of four (4) years, such that at the first anniversary of grant, 25% of the options will vest, and then in equal amounts, quarterly thereafter, and the application of the of our Bonus Plans during the period 2022 to 2024  with respect to her.

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

As of December 31, 2022 we do not have any outstanding loans from Nistec or Nistec Golan.

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

Employee Related Matters

Three of our employees filed lawsuits between May 2008 and November 2019, alleging that they had suffered personal injuries during their employment and they are seeking aggregate financial compensation of approximately $121,000 for past damages and additional amounts for future lost income, pain and suffering as the court may determine. Five other employees notified us between January 2011 and December 2019, that they allegedly suffered personal injuries during their employment with the company, but have not filed a lawsuit. Of these five employees, two are seeking compensation of approximately $1.7 million and the others did not state their claim amount. We submitted all of these claims to our insurance company, which informed us that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period February 2019 through October 2020, two former employees filed lawsuits seeking additional payments in connection with their employment and subsequent termination. The aggregate amount claimed for the above mention matters is approximately $345,000. We recorded a provision according to our legal advisor's opinion.

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

Dividend Distribution Policy

On November 2022, our board of directors declared the Company’s first cash dividend, in the amount of US$0.17 per share and approximately $1 million in the aggregate.of. The dividend was paid in US dollars on December 19, 2022, to all of the Company’s shareholders of record as of December 12, 2022.

Prior to such distribution, we had never declared or paid any cash dividends to our shareholders.  We currently intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.  Any future dividend policy will be determined by our board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

According to the Israeli Companies Law, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due.  Notwithstanding the foregoing, dividends may be paid even if not out of profits, with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due.  Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses.  In the event cash dividends are declared, such dividends will be paid in NIS, and will be subject to applicable Israeli withholding taxes.

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

Subject to certain provisions relating to the linear calculation method applicable to the determination of the capital gain tax pertaining to capital gains derived from the sale of assets, purchased prior to January 1, 2003, or prior to January 1, 2012 (with respect to sale of assets or securities not listed in a stock exchange prior to 1.1.2012), the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange and on dividends, is generally 25% for individuals and 30% for substantial individual shareholders (that are, generally, holders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months period preceding such sale).  The tax rate for capital gains generated by corporations is 23% (since 2018). Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from a benefited enterprise, or an approved enterprise, or stems from income derived or accrued outside of Israel. In any event the applicable paying company and/or bank withholds at source income tax at the rate of 25% or 30% in the case of a substantial individual shareholders.

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

In any event the applicable paying company and/or bank withholds at source income tax at the rate of 25% or 30% in the case of a substantial individual shareholders.

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

Foreign Currency Exchange Risk

Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was approximately 4% higher in 2022 than 2021 and the average exchange rate of the NIS against the Euro was 7.5% lower in 2022 than 2021, and in total, these changes had a positive impact on our operating results in 2022.  The average exchange rate for the NIS against the dollar was approximately 6.2% lower in 2021 than 2020 and the average exchange rate of the NIS against the Euro was 2.5% lower in 2021 than 2020, and in total, these changes had a negative impact on our operating results in 2021.  As of December 31, 2022, we estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $260,000 in our operating income and devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2022, the cost of raw materials used in production was $10.7 million compared to $8.5 million in 2021.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $107,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term credit lines, short-term loans and long-term loans.  For information on the interest rates of our short-term credit lines, short-term loans and long-term loans, see Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial expenses derived from our short-term credit lines and long-term loans.  Based on our loans balance at December 31, 2022, a hypothetical increase of 1% in the interest rates would result in an increase of approximately $35,000 in our financial expenses.  A hypothetical increase of 1% in the CPI would not have a material impact on our financial and operational expenses.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2022, our internal control over financial reporting is effective.

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

Independent Registered Public Accounting Firm Fees -

The following table sets forth, for the year ended December 31, 2022, the fees billed by our independent registered public accountants. Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, who have served as our principal independent registered public accounting firm since December 2020.

All of such fees were pre-approved by our Audit Committee.

Services Rendered.	2022	2021
Audit (1)	$98,000	$75,800
Audit Related Fees	-	21,700
Tax (2)	$6,000	5,500
All other Fees (3)	-	-
Total	$104,000	$103,000
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

On December 5, 2020 Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, was engaged as the independent registered public accounting firm for the Company, succeeding of Kost Forer Gabbay & Kasierer.  The engagement of Brightman Almagor Zohar & Co. was approved by our shareholders following the recommendation by the Board of Directors and the Audit Committee.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets	F-4
Consolidated Statements of Comprehensive Income (loss)	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to the Consolidated Financial Statements	F-10 - F-38

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (3)
2.2	Description of Ordinary Shares (10)
3.1	Form of Director and Officer Indemnity Agreement (4)
4.1	Compensation Policy dated August 31, 2022 (5)
4.2	Bank Hapoalim B.M. Agreement dated April 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (6)
4.3	Bank Leumi B.M. Agreement dated May 27, 2014: Summary of Economic Terms; Irrevocable Undertakings (7)
4.4	English summary of terms of Waste Water Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (8)
8.1	List of Subsidiaries of the Registrant (9)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.(10)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.(10)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(10)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(10)
15.1	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (10)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
_____________
(1)	Filed as Exhibit 1.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.
(3)	Filed as Exhibit 2.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(4)	Included as Exhibit B to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on October 31, 2019 and incorporated herein by reference.
(5)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on July 27, 2022 and incorporated herein by reference.
(6)	Filed as Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(7)	Filed as Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(8)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(9)	Filed as Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference.
(10)	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELTEK LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Eltek Ltd. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows, for the three years ended December 31, 2022, and the related notes (collectively referred to as the "financial statements").

 In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the three years ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Inventories – Write-offs of Excess and Obsolete Inventories – Refer to Notes 2G and 4 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company’s raw materials are stated at weighted average cost, work in progress and finished goods cost is calculated based on accumulated actual costs and indirect costs, subject to lower of cost or net realizable value. The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. For the year ended December 31, 2022, the Company recorded inventory write-offs in the amount of $49,000 for excess and obsolete inventory.

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

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2022	2021

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	7,366	9,283
Trade receivables (net of allowance for credit losses of $162 and $173 at December 31, 2022 and December 31, 2021, respectively)	2f	10,116	7,021
Inventories	4	5,130	4,893
Other accounts receivable and prepaid expenses	5	786	1,384

Total current assets		23,398	22,581

LONG-TERM ASSETS:

Severance pay fund	10	59	66
Restricted deposit		202	226
Long-term tax receivables	17	899	1,013
Deferred tax asset, net	17	1,597	2,550
Operating lease right-of-use assets	11	7,156	8,979

		9,913	12,834

Property and equipment, net	6	7,674	7,368

Total long-term assets		17,587	20,202

Total assets		40,985	42,783

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2022	2021

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturities of long-term debt	7	702	708
Trade payables		4,793	4,044
Other accounts payable and accrued expenses	8	4,133	3,577
Short-term operating lease liabilities	11	846	931

Total current liabilities		10,474	9,260

LONG-TERM LIABILITIES:

Long-term debt, excluding current maturities	9	2,768	3,921
Accrued severance pay	10	280	344
Long-term operating lease liabilities	11	6,443	8,186

Total long-term liabilities		9,491	12,451

COMMITMENTS AND CONTINGENT LIABILITIES	12	-	-

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at December 31, 2022 and December 31, 2021; Issued and outstanding: 5,849,678 shares at December 31, 2022 and 5,840,357 shares at December 31, 2021		5,305	5,296
Additional paid-in capital		22,862	22,846
Foreign currency translation adjustments		1,189	3,716
Capital reserves		1,537	1,287
Accumulated deficit		(9,873)	(12,073)

Total shareholders' equity	13	21,020	21,072

Total liabilities and shareholders' equity		40,985	42,783

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2022	2021	2020

Revenues	15b	39,650	33,823	36,707
Cost of revenues		(31,380)	(26,926)	(28,969)

Gross profit		8,270	6,897	7,738

Operating expenses:
Research and development, net		(92)	(78)	(2)
Selling, general and administrative		(5,207)	(4,870)	(4,704)

Operating income		2,971	1,949	3,032
Financial income (expenses), net	16	887	(488)	(337)
Other income (expenses), net	17	-	41	(16)

Income before income taxes		3,858	1,502	2,679
Income tax benefit (expenses), net	18	(664)	3,537	(71)

Net income		3,194	5,039	2,608

Other comprehensive income :
Foreign currency translation adjustments		(2,527)	563	674

Total comprehensive income		667	5,602	3,282

Basic and diluted income per ordinary share attributable to Eltek Ltd. shareholders	14	0.55	0.86	0.58

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2020	4,380,268	3,964	18,583	2,479	963	(19,720)	6,269

Issuance of shares in rights offering, net	1,460,089	1,332	4,263	-	-	-	5,595
Share-based compensation	-	-	-	-	121	-	121
Comprehensive income:
Foreign currency translation adjustments	-	-	-	674	-	-	674
Net income	-	-	-	-	-	2,608	2,608

Balance as of December 31, 2020	5,840,357	5,296	22,846	3,153	1,084	(17,112)	15,267

Share-based compensation	-	-	-	-	203	-	203
Comprehensive income:
Foreign currency translation adjustments	-	-	-	563	-	-	563
Net income	-	-	-	-	-	5,039	5,039

Balance as of December 31, 2021	5,840,357	5,296	22,846	3,716	1,287	(12,073)	21,072

Share-based compensation	-	-	-	-	250	-	250
Dividend distribution	-	-	-	-	-	(994)	(994)
Exercise of stock options	9,321	9	16	-	-	-	25
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(2,527)	-	-	(2,527)
Net income	-	-	-	-	-	3,194	3,194

Balance as of December 31, 2022	5,849,678	5,305	22,862	1,189	1,537	(9,873)	21,020

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	3,194	5,039	2,608

Adjustments required to reconcile net income to net cash flows provided by operating activities:
Depreciation	1,541	1,781	1,592
Share-based compensation	250	203	121
Changes in deferred income tax assets, net	583	(2,550)	33
Decrease (increase) in long-term tax receivables	70	(1,013)	-
Increase (decrease) in employee severance benefits, net	(25)	(5)	47
Decrease (increase) in trade receivables, net	(3,941)	2,260	(956)
Decrease (increase) in operating lease right-of-use assets	779	261	(5,868)
Increase (decrease) in operating lease liabilities	(768)	(195)	5,942
Decrease (increase) in other receivables and prepaid expenses	437	(18)	(556)
Decrease (increase) in inventories	(806)	(1,023)	290
Increase (decrease) in trade payables	1,543	(451)	(449)
Increase (decrease) in other liabilities and accrued expenses	972	(414)	448

Net cash provided by operating activities	3,829	3,875	3,252

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,027)	(1,535)	(1,082)
Restricted deposit	(2)	(156)	(58)
Proceeds from disposals of property and equipment and repayment from insurance	-	44	-

Net cash used in investing activities	(3,029)	(1,647)	(1,140)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	-	(377)	(1,600)
Repayment of short-term loan from shareholder	-	-	(3,661)
Issuance of shares in rights offering, net	-	-	5,594
Exercise of options	25	-	-
Dividend distribution	(994)	-	-
Repayment of long-term loans	(669)	(301)	(183)
Proceeds from long-term loans	-	3,063	1,141
Repayment of property and equipment payables	-	(261)	(477)

Net cash provided by (used in) financing activities	(1,638)	2,124	814

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Effect of exchange rate on cash and cash equivalents	(1,079)	196	181

Increase in cash and cash equivalents	(1,917)	4,548	3,107
Cash and cash equivalents at the beginning of the year	9,283	4,735	1,628

Cash and cash equivalents at end of the year	7,366	9,283	4,735

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid during the year for:
Interest	129	29	163
Income taxes	38	57	37

Non-cash activities:
Purchase of property and equipment in credit	324	221	666

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL

a.	General:

-

Eltek Ltd. ("the Company") was established in Israel in 1970, and its ordinary shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company". As of December 31, 2022, Eltek Europe GmbH is inactive.

-

The Company manufactures, markets and sells custom made printed circuit boards ("PCBs"), including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

-	The Company markets its products mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment industries, as well as to contract electronic manufacturers.

-

The Company is controlled by Nistec Golan Ltd ("Nistec Golan"). Nistec Golan is controlled indirectly by Mr. Yitzhak Nissan, who owns, indirectly through Nistec Holdings Ltd., all of the shares of Nistec Ltd and Nistec Golan (Nistec Holdings Ltd. and/or any of its subsidiaries are referred to as "Nistec").

b.	Financial covenants:

The Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2022 and 2021, the Company was in compliance with these covenants.

c.	Business risks and condition:

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

As of December 31, 2022, the Company's working capital amounted to $12.9 million and its accumulated deficit amounted to approximately $9.9 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

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

The functional currency of the Company's foreign subsidiaries is the local currency in which each subsidiary operates. The financial statements of the foreign subsidiaries are translated into the Company's functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date including goodwill arising from the acquisition of the subsidiary.
2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.
3.	The resulting exchange rate differences are classified as a separate item in shareholders' equity.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

C.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI"), are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI (2016 base) and the representative exchange rates are as follows:

	Israeli CPI	Exchange rate of one US dollar	Exchange rate of one Euro
	Points	NIS	NIS

December 31, 2022	109.4	3.519	3.753
December 31, 2021	103.9	3.110	3.520
December 31, 2020	101.1	3.215	3.944

	%

December 31, 2022	5.3	13.2	3.8
December 31, 2021	2.8	(3.3)	(10.8)
December 31, 2020	(0.7)	(7.0)	1.7

D.	Use of estimates:

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the useful lives of property and equipment, allowance for credit losses, deferred tax assets, inventory write-offs, other contingencies and share-based compensation costs. Actual results could differ from these estimates.

E.	Cash and cash equivalents:

Cash and cash equivalents are highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not restricted by a lien.

F.	Trade accounts receivable:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for expected credit losses for estimated losses inherent in its accounts receivable portfolio.

The expected credit loss allowance is calculated on the basis of specific identification of customer balances, and a general allowance according to the Company's policy. The allowance is determined based on management's estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and volume of their operations.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The activity in the expected credit loss allowance is as follows:

	Year ended December 31,
	2022	2021	2020

Opening balance	173	214	227
Provision for credit losses	-	3	81
Customers write-offs/collection during the year	-	(52)	(111)
Foreign currency translation adjustments	(9)	8	17

Closing balance	162	173	214

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

Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. During the years ended December 2022, 2021 and 2020, the Company did not record any impairment charges attributable to long-lived assets.

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

L.        Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation-Stock Compensation".

ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the share-based payment award that ultimately vests is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

The Company recognize share-based compensation expense for graded-vesting awards with service conditions only, using the straight-line attribution method. The Company views these awards as single awards and believes that the straight-line attribution method more accurately reflects the pattern of service provided by its employees.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized share-based compensation expenses related to employee share options in the amounts of $250, $203 and $121, respectively.

The Company calculates the fair value of share options on the date of grant using the Black-Scholes option-pricing model, whereas the fair value of restricted share units is based on the closing market value of the underlying shares at the date of grant, and the expense is recognized over the requisite service period of each individual grant using the straight-line attribution method. Forfeitures are accounted for as they occur.

The Black-Scholes option-pricing model requires the Company to make several assumptions, including the value of the Company's ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends. The Company evaluates the assumptions used to value option awards upon each grant of share options.

Expected volatility was calculated based on actual historical stock price movements. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. The Company has paid dividend in 2022 but has no plans to pay dividends in the foreseeable future. The assumptions used to determine the fair value of the share-based awards are management’s best estimates and involve inherent uncertainties and the application of judgment.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The following assumptions were used in the Black-Scholes option pricing model for the three-year period ended December 31, 2022:

	2022	2021	2020

Dividend yield	0%	0%	0%
Expected volatility	77%-78%	76%-79%	86%
Risk-free interest	1.4%-4.0%	0.7%-1.3%	0.51%
Expected term	6.25 years	6.25 years	7 years
Forfeiture rate	0%	0%	0%

M.       Revenue recognition:

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

Unbilled accounts receivables

In certain Company contracts, contractual billings do not coincide with revenue recognized on the contract. Unbilled accounts receivables are recorded when revenue recognized on the contract exceeds billings, pursuant to contract provisions, and become billable upon certain criteria being met. Unbilled accounts receivables, for which the Company has the unconditional right to consideration, totaled $0 and $378,000 as of December 31, 2022 and 2021, respectively, and are included in the accounts receivable balance.

N.	Earnings per ordinary share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Options to purchase 395,171 shares of common stock at an average price of $5.25 per share were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

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

As of December 31, 2022, 2021 and 2020, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

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

The total accumulated other comprehensive income, net was comprised as follows:

	Year ended December 31,
	2022	2021	2020

Foreign currency translation adjustments	(2,527)	563	674

Total accumulated other comprehensive income	(2,527)	563	674

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

T.	Leases:

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

U.
Impact of recently issued and adopted accounting standards:

In May 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40). The new ASU addresses issuer’s accounting for certain modifications or exchanges of freestanding equity-classified written call options. This amendment is effective for all entities, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. This standard did not have a material impact on the Company's financial statements and disclosures.

V.
New accounting pronouncements not yet effective:

In December 2022, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this ASU defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The ASU is effective upon issuance. The FASB had previously issued 2020-04 - Facilitation of the Effects of Reference Rate Reform on Financial Reporting and related amendments in 2020 to ease the potential burden in accounting for reference rate reform. The amendments in ASU 2020-04 were elective and applied to all entities that have contracts, hedging relationships, and other transactions that reference the London Inter-bank Offer Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform. The Company does not anticipate the adoption of the new ASU will not have an impact on the Company’s consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In June 2022, the Financial Accounting Standards Board (“FASB”) issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies the guidance in Topic 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and requires specific disclosures related to such an equity security. The standard is effective for interim and annual periods beginning after December 15, 2023 for the Company, and is effective for interim and annual periods beginning after December 15, 2024 for the Company’s Affiliates. The Company is evaluating the impact of this standard, however it currently does not expect the adoption to have a material impact on its Consolidated Financial Statements.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. The amendments in this ASU require that a buyer in a supplier finance program disclose sufficient quantitative and qualitative information about its supplier finance programs to allow a user of the financial statements to understand the program’s nature, activity during the period, changes from period to period and potential magnitude. On a retrospective basis, for each annual reporting period, an entity should disclose the key terms of the program, including a description of the payment terms, assets pledged as security or other forms of guarantees, the confirmed amount outstanding that remains unpaid, a description of where the obligations are presented in the balance sheet and a roll-forward of those obligations confirmed as well as the amount of obligations subsequently paid. In each interim reporting period, an entity should disclose the amount of confirmed obligations outstanding. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll-forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption of the amendments in this update is permitted. The Company will adopt ASU 2022-04, effective January 1, 2023, and does not expect adoption to have a material impact on the Company's consolidated financial position or results of operations upon adoption.

W.	Reclassifications:

Certain amounts in the notes to prior years consolidated financial statements have been reclassified to conform with current year presentation. The reclassification had no effect on previously reported consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	CASH AND CASH EQUIVALENTS

	December 31,
	2022	2021

Denominated in U.S. dollars	2,334	4,541
Denominated in NIS	2,620	2,546
Denominated in Euro	2,412	2,196

	7,366	9,283

NOTE 4:-	INVENTORIES

	December 31,
	2022	2021

Raw materials	2,201	2,667
Work-in-progress	2,468	1,867
Finished goods	461	359

	5,130	4,893

During the years ended December 31, 2022, 2021 and 2020, the Company recorded inventory write-offs in the amounts of $49, $530 and $588, respectively. Such write-offs were included in cost of revenues.

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2022	2021

Prepaid expenses	504	586
Receivables from government authorities	94	576
Receivables from employees	17	9
Others	171	213

	786	1,384

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET
	December 31,
	2022	2021
Cost:
Machinery and equipment	39,303	43,174
Leasehold improvements	9,117	10,144
Motor vehicles	74	84
Office furniture and equipment	777	912

	49,271	54,314
Accumulated depreciation:
Machinery and equipment	(32,131)	(36,463)
Leasehold improvements	(8,806)	(9,701)
Motor vehicles	(56)	(61)
Office furniture and equipment	(604)	(721)

	(41,597)	(46,946)

Depreciated cost	7,674	7,368

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 were $1,541, $1,781 and $1,591, respectively.

NOTE 7:-	CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Annual interest rate at
	December 31,	December 31,
	2022	2022	2021

Long-term debt from banks in NIS bears interest of Prime+1.5% to Prime+1.75%	6.25% - 6.5%	702	708

		702	708

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2022	2021

Accrued payroll including amounts due to government authorities	1,029	1,077
Provision for vacation and other employee benefits	1,742	1,664
Accrued expenses	401	355
Provision for contingent liabilities (Note 12c)	297	97
Other liabilities	664	384

	4,133	3,577

NOTE 9:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

	Annual interest
	rate at
	December 31	December 31,
	2021	2022	2021
Linkage terms:
NIS	6.25% - 6.5%	3,470	4,644
Euro		-	-
		3,470	4,644
Less - current maturities		(702)	(723)

		2,768	3,921

Minimum future payments as of December 31, 2021 due under the long-term (includes liabilities associated with equipment purchasing) debts are as follows:

Long-term loan

2023	702
2024	605
2025	463
2026	313
2027 and after	1,387

3,470

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

For non-management employees, the Company deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon completion of one year of employment with the Company, it makes a one-time deposit with the pension fund for the remaining balance. The Company deposited to individual severance fund according to section 14 of the Israeli severance pay law $685 and $710 in 2022 and 2021, respectively.

c.	Expenses (income) recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2022, 2021, and 2020 were $2, $5 and $57, respectively.

NOTE 11:-	LEASES

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LEASES (CONT.)

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased motor vehicles.

a.	The components of operating lease costs were as follows:

	Year ended December 31,
	2022	2021	2020

Operating lease cost	1,340	1,397	1,260
Sublease income	-	-	-
Total net lease costs	1,340	1,397	1,260

b.	Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2022	2021

Operating lease ROU assets	7,156	8,979
Operating lease liabilities, current	846	931
Operating lease liabilities, long-term	6,443	8,186
Weighted average remaining lease term (in years)	4.21	3.90
Weighted average discount rate	5.58%	5.23%

c.	Future lease payments under operating leases as of December 31, 2022, are as follows:

As of December 31, 2022

2023	1,211
2024	1,084
2025	1,007
2026	955
2032- 2027	5,069

Total undiscounted lease payments	9,326
Less: imputed interest	(2,037)

Present value of lease liabilities	7,289

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

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

In March 2019, representatives of the Ministry of Environmental Protection inspected the Company's premises and issued a warning related to an alleged breach of the Clean Air Law and a warning related to the Hazardous Materials Law (1993). Following a hearing at the Ministry in August 2019, the Ministry conducted two additional tests after which the Company was asked to take corrective actions. During May 2020 and July 2020, representatives of the Ministry inspected the Company's premises again. In September 2020, the Ministry issued a warning related to an alleged breach of the Clean Air Law, the Hazardous Materials Law (1993), the Water Law and the Business Permit Law. The Company attended another hearing at the Ministry on November 9, 2020. Following that hearing, the district manager issued a protocol stating that he will recommend that the Ministry imposes fines on our company. On July 18, 2022, the Company received a notification from the Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.1 million for an alleged breach of the Hazardous Materials Law (1993). The Company has filed a request to reduce the amount of the penalty.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-    COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

In January 2023, the Company received a notification from the Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. The Company intends to seek a reduction in the amount of the penalty in accordance with provisions of the Clean Air Law.

The Company recorded a provision according to its legal advisor's opinion.

Employee related matters

In May 2008, June 2019 and November 2019, lawsuits were filed by three employees alleging that they had suffered personal injuries during their employment and they are seeking aggregate financial compensation of approximately $121 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

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

During the period February 2019 through October 2020, two former employees filed lawsuits seeking additional payments in connection with their employment with the Company and subsequent termination. The aggregate amount claimed in the two law suits is approximately $345. The Company recorded a provision according to its legal advisor's opinion.

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

During 2020, 16,014 options were granted (including an adjustment to options previously granted to reflect the dilutive effect of the Company's 2020 rights offering) under the Plan and no options were exercised. During 2021, 270,200 options were granted under the Plan and no options were exercised. During 2022, 28,000 options were granted under the Plan and 9,321 options were exercised. The total fair value of the options granted is being recognized over a four-year vesting period.

As of December 31, 2022, options to purchase 395,171 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $5.25 per share. The share-based compensation expense related to employees' equity-based awards, recognized during 2022, 2021 and 2020 was $250, $203 and $121, respectively.

A summary of employee option activity under the Plan as of December 31, 2022 and changes during the year ended December 31, 2022 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2022	404,733	5.24	105	148
Granted	28,000	4.12	115	-
Exercised	9,321	2.69	-	-
Forfeited	28,241	4.90	-	-

Outstanding at December 31, 2022	395,171	5.25	95	1

Exercisable at December 31, 2022	210,949	5.06	88	-

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (CONT.)

The weighted-average fair value of options granted during the years ended December 31, 2022, 2021 and 2020 were $2.67, $5.59 and $4.35, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fourth quarter of fiscal 2022 and 2021 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company's share. As of December 31, 2022, there was approximately $671 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's share option plans. This cost is expected to be recognized over a period of up to 4 years.

NOTE 14:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2022	2021	2020
Numerator:
Profit attributable to Eltek Ltd shareholders	3,194	5,039	2,608

Denominator:
Denominator for basic profit per share weighted-average number of shares outstanding	5,847,911	5,840,357	4,495,329
Effect of diluting securities:
Employee share options	-	28,205	5,815

Denominator for diluted profit per share - adjusted weighted average shares and assumed exercises	5,847,911	5,868,562	4,501,144

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2022	2021	2020

Customer A - Sales of manufactured products	18.7%	21.2%	18.9%
Customer B - Sales of manufactured products	9.2%	7.9%	11.6%

b.	Revenues by geographic areas:

Israel	21,980	18,965	20,792
North America	6,081	6,686	6,009
Netherlands	3,417	4,198	3,808
India	5,925	1,825	3,292
Others	2,247	2,149	2,806

	39,650	33,823	36,707

NOTE 16:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2022	2022	2021

Interest on long-term bank loans	129	30	16
Bank charges and short-term credit	53	45	178
Foreign exchange loss (gain), net	(1,024)	413	127
Other financing expenses (income), net	(45)	-	16

	(887)	488	337

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TAXES ON INCOME

a.	Tax laws applicable to the Company:

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

b.	Tax rates applicable to the Company:

1.	The Israeli corporate income tax rate is 23%.

As the Company has the status of a preferred enterprise, the income tax rate applied is 16%.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

2.	The tax rates of the Company's non-Israeli subsidiaries is 21%.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-   TAXES ON INCOME (CONT.)

c.	Carryforward losses for tax purposes:

As of December 31, 2022 the Company's carryforward operating losses for tax purposes were approximately $14.2 million. Carryforward capital losses for tax purposes were approximately $9.8 million.

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

Eltek Europe has received final tax assessments through the 2013 tax year. The tax returns of Eltek Europe remain subject to audit for the tax years beginning in 2014. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2019.

e.	Profit before tax and taxes on income included in the consolidated statements of comprehensive income:

	Year ended December 31,
	2022	2021	2020

Income before income tax expense:
Israel	3,682	1,330	2,504
Foreign jurisdictions	176	172	175

	3,858	1,502	2,679

Current tax expense:
Israel	-	-	-
Foreign jurisdictions	35	57	38

	35	57	38

Deferred taxes (income) expenses:
Israel	629	(3,594)	33

	629	(3,594)	33

Income tax (benefit) expense, net	664	(3,537)	71

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TAXES ON INCOME (CONT.)

f.	Reconciliation of the theoretical income tax benefit to the actual income tax expense:

A reconciliation of the theoretical income tax benefit, assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2022	2021	2020

Income before income tax expense as reported in the consolidated statements of comprehensive income	3,858	1,502	2,679

Statutory tax rates	23%	23%	23%

Theoretical tax expense calculated	887	345	616

Losses and other items for which a valuation allowance was provided (released)	-	(3,563)	419
Realization of carryforward tax losses for which valuation allowance was provided	-	(261)	(692)
Tax benefit arising from "Preferred enterprises"	(262)	(93)	(303)
Foreign tax rate differential in subsidiaries	(4)	17	(3)
Non-deductible items and others	43	18	34

Total	(223)	(3,882)	(545)

Income tax (benefit) expense	664	(3,537)	71

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TAXES ON INCOME (CONT.)

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2022	2021

Deferred tax assets:

Net operating loss carryforwards (in Israel)	2,284	3,265
Capital loss carryforwards (in Israel)	2,258	2,549
Reserves and other	274	252

Total gross deferred taxes	4,816	6,066

Less valuation allowance	(2,258)	(2,549)

Deferred tax assets, net	2,558	3,517

Deferred tax liabilities:
Undistributed income of subsidiaries	(326)	(290)
Property and equipment	(635)	(677)

Total deferred tax liabilities	(961)	(967)

Net deferred tax assets (liabilities)	1,597	2,550

The Company has net operating loss carryforwards for tax purposes of approximately $14.5 million, which may be carried forward indefinitely. For the year ended December 31, 2020, the Company established a valuation allowance for deferred tax assets as it was unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized. As of December 31, 2021, the Company concluded that realization of net deferred assets is more likely than not as required by ASC 740. The Company considered both positive and negative factors. Positive factors include the Company's profit before tax for 2021 and cumulative positive taxable income in recent years, the fact that losses are indefinite in expiration and to a lesser extent, projections for taxable income in the near term. Negative factors considered include the Company's operating losses in earlier years. Weighing all the above, the Company concluded that it is more likely than not that taxable  income will be generated and released entirely the valuation allowance related to the  accumulated losses and long-term tax receivables.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TAXES ON INCOME (CONT.)

h.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2022, 2021 and 2020, the Company did not have any unrecognized tax positions and thus, no interest and penalties related to unrecognized tax positions were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

NOTE 18:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments at December 31, 2022 and 2021, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets, long-term loans provided by financial institutions, and trade and other payables. The carrying amounts of the financial instruments, approximate fair value due to either short maturity or in the case of long-term loans, bearing variable interest.

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

a.	Balances with related parties:

	December 31,
	2022	2021

Trade accounts receivable	151	289
Trade accounts payable	30	34

b.	Transactions with related parties:

	Year ended December 31,
	2022	2021	2020

Revenues	618	682	514
Purchases, general and administrative expenses	433	334	314
Interest on loans from controlling shareholder	-	-	102

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

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

Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan receives reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement will not exceed an aggregate amount of NIS 10,000 per calendar quarter.

Mr. Nissan is reimbursed for food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 1972.

In addition, the Company's shareholders in the annual general meetings held on December 5, 2019, October 29, 2020 and August 31, 2022 approved the following:

a.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.

b.	The extension of the Exculpation Letter for an additional three (3) year period

c.	The application of the Company’s directors and officers' liability insurance policy with respect to Mr. Yitzhak Nissan

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

Dated: March 23, 2023