Form 20-F/A
period 2022-12-31
ELTEK LTD
filed 2023-03-29
CIK 1024672

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐       Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐       No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this "Amendment") to the annual report on Form 20-F for the fiscal year ended December 31, 2022 , as filed by Eltek Ltd. (the "Company" or "we") with the Securities and Exchange Commission (the "Commission") on March 23, 2023 (the "Form 20-F"), is being filed solely to correct a clerical error in the date included in the electronic version of the audit report of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, included in the Form 20-F (the "Audit Report").

Therefore, we are filing this Amendment to our Form 20-F to include the corrected date in the Audit Report. In addition, we are including a (i) new currently dated consent of Brightman Almagor Zohar & Co. as Exhibit 15.1 and (ii) filing or furnishing, as indicated herein, as Exhibits 12.1, 12.2, 13.1 and 13.2, currently dated certifications.

This Amendment speaks as of the date of the initial filing of the Form 20-F and, other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F.

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
March 23, 2023

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

Dated: March 29, 2023