Form 20-F
period 2023-12-31
ELTEK LTD
filed 2024-03-26
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

For the fiscal year ended December 31, 2023

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Ron Freund, +972-3-9395025 (phone), +972-3-9342584 (fax)
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

6,020,693 Ordinary Shares, nominal value NIS 3.00 per share (as of December 31, 2023)

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

Our functional currency is the New Israeli Shekel while our reporting currency is the U.S. Dollar. All references in this annual report to “dollars” or “$” are to U.S. Dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date as published by the Bank of Israel ($1.00 = NIS 3.627 as of December 31, 2023), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

i

TABLE OF CONTENTS

Page No.

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	[RESERVED]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4.	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
B.	Business Overview	23
C.	Organizational Structure	28
D.	Property, Plants and Equipment	29
ITEM 4A.	UNRESOLVED STAFF COMMENTS	29
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A.	Operating Results	29
B.	Liquidity and Capital Resources	32
C.	Research and Development, Patents and Licenses	34
D.	Trend Information	34
E.	Critical Accounting Estimates	34
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
A.	Directors and Senior Management	35
B.	Compensation	38
C.	Board Practices	39
D.	Employees	48
E.	Share Ownership	50
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	51
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
A.	Major Shareholders	51
B.	Related Party Transactions	52
C.	Interests of Experts and Counsel	54
ITEM 8.	FINANCIAL INFORMATION	55
A.	Consolidated Statements and Other Financial Information	55
B.	Significant Changes	56
ITEM 9.	THE OFFER AND LISTING	56
A.	Offer and Listing Details	56
B.	Plan of Distribution	56
C.	MARKETS	56
D.	Selling Shareholders	56
E.	Dilution	56
F.	Expense of the Issue	56

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

•
We expect that our business insurance policies will be more limited in scope and our premiums will be higher than in prior years, which could cause us to decrease our insurance coverage. As a result, we may incur uninsured losses.

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

•	We may fail to be in compliance with financial covenants in our unutilized lines of credit.

•	While we have been profitable in recent years, we may not be able to sustain long term profitable operations and may not have sufficient resources to fund our operations in the future,

•	We may not succeed in our efforts to expand our activity in the U.S. and other foreign markets. If we are unsuccessful, our future revenues and profitability would be adversely affected.

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

•	Damage to our manufacturing facilities due to fire, natural disaster, or other events could materially adversely affect our business, financial condition, insurance premiums and results of operations.

•	We are vulnerable to the general economic effects of epidemics, pandemics and other public health crises, such as the COVID-19 pandemic which began in 2020.

•	Our quarterly operating results fluctuate significantly. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

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

•	We depend on key personnel for the success of our business.

•	Our ability to have access to insurance programs for directors and officers may be curtailed, which may adversely affect our ability to retain and attract directors and officers.

Risks Related to Our Ordinary Shares

•	Our share price has been volatile in the past and may continue to be susceptible to significant market price and volume fluctuations in the future.

•	The voting interest of Mr. Nissan, individually and through Nistec Golan, our controlling shareholder, may conflict with the interests of other shareholders.

•	We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

•	We do not guarantee that dividends will continue to be distributed in the foreseeable future.

Risks Related to Our Organization and Location in Israel

•
Political, economic and military instability in Israel, including due to the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

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

As of December 31, 2023, we had $12.1 million in cash and cash equivalents and short-term bank deposits and working capital of $16.1 million. In February 2024, we completed an offering of 625,000 of our ordinary shares and raised $10 million before expenses.  The lack of sufficient working capital in the future could negatively impact our ability to compete effectively in the future or to expand our production facilities, including with respect to our investment plans. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) ability to maintain our current, or obtain additional, lines of credit and long-term loans from banks and other lenders. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future.

As of December 31, 2023, we did not have any outstanding long-term loans from banks and had unutilized revolving lines of credit aggregating NIS 8.7 million (approximately $2.4 million). These credit facilities may not remain available to us in the future. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

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

In the years ended December 31, 2023, 2022 and 2021, a group of affiliated companies accounted for 13.7% 18.7% and 21.2% of our total revenues, respectively, and another group of affiliated companies accounted for 14.0%, 9.2% and 7.9% of our total revenues, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

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

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the year ended December 31, 2023, our purchases from two (2) suppliers accounted for 28% and 26% of our total of consolidated raw material costs, respectively. In the event such raw materials are not readily available to us, we may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

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

Our revenues and expenses are denominated in NIS, US dollars and euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The NIS value of our dollar and euro denominated revenues are negatively impacted by the devaluation of the dollar and the euro against the NIS. The average exchange rate for the NIS against the dollar was approximately 9.7% higher in 2023 than in 2022, which had a positive impact on our operating results in 2023. If NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar or other foreign currencies.

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

The Russian invasion of Ukraine, which began in February 2022 resulted in the imposition of certain sanctions by the U.S., EU, UK and other jurisdictions. Any heightened military conflict, economic impact or persistent geopolitical instability, including heightened operating risks in Russia and Europe, additional sanctions or counter-sanctions, heightened and prolonged inflation, cyber disruptions or attacks, and higher supply chain costs, could lead to further disruption, instability and volatility in global markets and industries that could have a material adverse effect on our operation. We have operations or activities in countries and regions outside Israel and the United States, including Europe, and any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations. To date, we have experienced longer shipping times but which did not have any material adverse effect on our business. If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

We expect that our business insurance policies will be more limited in scope and their premiums higher than prior years. As a result, we may incur uninsured losses.

The coverage limits and scope of our insurance policies may not be sufficient to cover future potential claims. The insurance coverage we do obtain may contain large deductibles or insufficient coverage or fail to cover certain risks or potential losses. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms, including with respect to coverage, deductibles or premiums, or at all. If we suffer future machinery deficiency, fires or floods, or product liability claims, we may be unable to maintain applicable insurance at satisfactory rates or with adequate amounts or at all. Such an insurance claim could negatively affect our manufacturing process and therefore, sales, or require a change in the design or manufacturing process, any of which could harm our relationship with our customers and partners and have a material adverse impact on our reputation and business, financial condition, results of operations and prospects.

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

In 2022, our permit providing for deviations from the standards for discharges into the municipal sewage system was extended.  There can be no assurance that such an extension will be granted in the future.

In July 2022, we received a notification from the Israeli Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.1 million for an alleged breach of the Hazardous Materials Law (1993). We submitted a response to the notification and asked that the penalty be reduced by 40%. In June 2023, the Ministry of Environmental Protection decided to partially accept our request and reduced 20% of the amount of the financial sanction. Following the reduction we have paid the penalty.

In January 2023, we received a notification from the Ministry of Environmental Protection that it intends to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. We have paid this penalty and recorded a relevant expense in our financial statements. We have filed an administrative appeal to reduce the penalty and get a refund for part of the paid penalty. In February 2024, the court hearing the administrative petition ruled on a refund of 10% of the amount of the penalty paid.

In October 2023, we received a notice from the Ministry regarding some suspicion of contamination of the soil from a drilling survey that was done in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited the Company's facility and informed the Company that an additional survey of the soil and groundwater in the facility area would be required.

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

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our company’s shares could be materially and adversely affected.

While we have been profitable in recent years, we may not be able to sustain long term profitable operations and may not have sufficient resources to fund our operations in the future.

While we achieved net profits in each of the three years ended December 31, 2023, we have not maintained consistent profitable operations in the past. We have incurred an accumulated deficit of approximately $4.9 million since inception. There can be no assurance that we will be able to operate profitably in the future.  To the extent that we incur operating losses in the future, we may have insufficient working capital to fund our operations.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

We may not be able to receive Israeli governmental grants in the future.

We received final approval from the Israel Innovation Authority (“IIA”) for a 40%, royalty bearing participation in an approximately $800,000 one-year development program, which started in January 2023. The program was extended for an additional period of 13 months until February 2025. This R&D program is meant to enable us to achieve a significantly faster production rate in certain stages of our manufacturing process, which will also drastically reduce scrap.  There can be no assurance that the R&D program will succeed in achieving its goals or that all pre-defined benefits will be attained, thus any additional grants are not guaranteed.

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

Our business plan assumes an increase in revenues from the U.S. and other markets.  However, our efforts to increase sales to such markets may not succeed. Sales to the medical, defense and aerospace industries may be affected by several factors, including with respect mainly to the U.S., cutbacks in government spending.  If we are unsuccessful in such efforts, our future revenues and profitability would be adversely affected.

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

On June 14, 2022, a fire broke out in one of the production rooms in our plant in Petach-Tikva.  We were able to contain the fire without any injuries and have completed the repair of the damaged line and our manufacturing capacity has returned to normal levels. We received compensation from our insurance company regarding the damages we incurred.

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

Global inflation and high interest rates pose a significant risk factor to our company. The rise in inflation may lead to an increase in the cost of goods and services and to affect our sales and revenues. In addition, higher rates of inflation in Israel and globally, and demand for high-tech personnel in Israel, have impacted, and may continue to impact our costs of labor and the prices at which we are able to acquire goods and services from third-party vendors on which we rely.

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

We have agreements with our directors and senior officers which may require us, subject to Israeli law and certain limitations in the agreements, to indemnify our directors and senior officers for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders as defined in the Israeli Companies Law, 5759-1999, or the Israeli Companies Law.  These liabilities may include financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent.  Furthermore, we agreed to exculpate our directors and officers with respect to a breach of their duty of care towards our company. On October 17, 2017, our shareholders approved an updated indemnification agreement to be entered into with our directors and officers, and our shareholders approved an amendment thereto on December 5, 2019.

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

Mr. Yitzhak Nissan, our Chairman of the Board and the controlling shareholder of Nistec Golan, beneficially owned 51.6% of our outstanding ordinary shares as of March 12, 2024. Accordingly, Mr. Nissan and Nistec Golan have the ability to exercise a significant influence over our business and affairs and generally have the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions.  Mr. Nissan and Nistec Golan may make decisions regarding Eltek and our business that are opposed to other shareholders’ interests or with which other shareholders may disagree. Nistec Golan’s and Mr. Nissan’s voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders.

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” (“PFIC”).  Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations”) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2023 tax year. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read “Material U.S. Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We do not have a dividend policy and cannot assure you that we will continue to pay dividends in the future.

In November 2022, our board of directors declared the Company’s first cash dividend, in the amount of US$0.17 per share and approximately $1 million in the aggregate. The dividend was paid in US dollars on December 19, 2022 to all of the Company’s shareholders of record as of December 12, 2022. In November 2023, our board of directors declared another cash dividend in the amount of $0.22 per share and in the aggregate an amount of approximately $1.3 million. The dividend was paid on December 21, 2023, in US dollars, to all of the Company’s shareholders of record as of December 13, 2023.

Prior to such distributions, we had never declared or paid any cash dividends to our shareholders. We presently do not have a dividend policy and any future dividend policy will be determined by our board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

In addition, the distribution of dividends is limited by the Israeli Companies Law, according to which, a company may distribute dividends out of its profits, provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid even if not out of profit, with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event cash dividends are declared, such dividends will be paid in NIS, and will be subject to applicable Israeli withholding taxes. For additional information, see Item 10E. “Additional Information – Taxation – Taxation of Gains Upon Disposition of, and Dividends Paid on, our Ordinary Shares.”

Risks Related to Our Organization and Location in Israel

Political, economic and military instability in Israel, including due to the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

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

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty. At the same time, and because of the declaration of war against Hamas, the clash between Israel and Hezbollah in Lebanon has escalated and there is a possibility that it will turn into a greater regional conflict in the future.

As of today, these events have had no material impact on our operations. According to the recent guidelines of the Israeli government, our offices are open and functioning as usual. Eltek holds the status of an Essential Enterprise as designated by the Israeli government, granting us permission to operate around the clock, 365 days a year, as needed. However, if the war escalates and expands to the northern border with Lebanon, the Israeli government may potentially impose additional restrictions on movement and travel, and our management and employees’ ability to effectively perform their daily tasks might be temporarily disrupted, which may result in delays in some of our projects.

We currently have a sufficient supply of materials for our regular operations. While there may be some possible delays in supply, we do not currently anticipate such delays to be material to our operations. However, if the war continues for a significant amount of time, this situation may change.

Any hostilities involving Israel, terrorist activities, political instability or violence in the region, or the interruption or curtailment of trade or transport among Israel and its trading partners could make it more difficult for us to raise capital, if needed in the future, and adversely affect our operations and results of operations and the market price of our Ordinary Shares.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East.  Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred.  Any losses or damages incurred by us could have a material adverse effect on our business, financial conditions and results of operations.

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

The intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. However, if the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be harmed. It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial condition. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, and adversely affect our ability to raise additional funds or sell our securities, among other impacts.

Further, Israel has held five general elections between 2019 and 2022, and prior to the Hamas attack in October 2023, the Israeli government had been pursuing legislative changes, which, if adopted, will alter the current state of separation of powers among the three branches of government and, as a result, have sparked a considerable political debate. Many individuals, organizations, and institutions, within and outside of Israel, voiced concerns over the potential negative impacts of such changes and the controversy surrounding them on the business and financial environment in Israel. Such negative impacts may include, among others, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could adversely affect the conditions in which we operate and potentially deter foreign investors and organizations from investing or transacting business with Israeli-based companies. To date, these initiatives have been substantially put on hold, but if such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, or if any of the foregoing negative impacts were to materialize, it may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

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

Many Israeli citizens, including some of our employees, are obligated to perform several days, and in some cases, more, of annual reserve duty in the Israeli Defense Forces until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty for extended periods of time.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service.  Any disruption in our operations could adversely affect our business. In response to the series of attacks on civilian and military targets in October 2023, there have been significant call-ups of military reservists. Currently, only a few of our employees have been called up to military service, none of whom are in management positions. However, if the number of reservists in our company increases and becomes significant, our operations could be disrupted by such call-ups.

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

In February 2024, we completed a public offering of 625,000 shares at a price of $16.00 per share, for an aggregate consideration of $10 million, before expenses.

During the three years ended December 31, 2023, we invested approximately $7 million in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $10 million in capital expenditures in 2024, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities. We intend to finance these expenditures with suppliers’ credit, cash flow from operations, and our cash balances; however, external financing may not be available, or, if available, may not be on terms favorable to us.

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

Decreasing concentration of global PCB production in Asia.  During the past decade, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool.  In particular, the trend has favored China, which according to industry sources has the largest PCB market in terms of both revenue and number of suppliers.  The overall technical capability of suppliers in China has improved dramatically in recent years, and China has emerged as a global production center for cellular phones, smartphones, tablet PCs, computers and computer peripherals, and high-end consumer electronics.  However, in recent years, there has been a growing trend of companies shifting their PCB production back to Western countries. This trend is driven by several factors including increasing labor costs in traditional manufacturing hubs, concerns over supply chain disruptions and quality control, concerns over IP theft and security issues and a desire to enhance supply chain resilience. The trend towards reshoring PCB production presents an opportunity for companies in Western countries, such as ours, to tap into the growing demand for high-quality electronics and capture a share of the global PCB market.

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

Introduction of new disruptive technologies. The traditional PCB production method is the burning method, in which most of the copper is burned onto the surface on the basis of a defined mold, at the end of which the desired processor picture is obtained. In recent years a new technology has been introduced, the mSAP/SAP, an additive method, in which the copper in the photolithographic processes is enlarged on the basis of a predefined mold. The advantage of this production method is the ability to utilize a limited path area on which are compressed a large number of processors with a conductor space/width of less than 25 microns.  These new semi-additive and fully additive technologies for ultra-dense (1/1 mil line/space) topography are gaining traction and are affecting the conventional industries including us. If found to be cost effective and reliable it can require us to adopt such production capabilities in the future.

Manufacturing and Engineering Processes

Continued significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry.  During the three years ended December 31, 2023, we invested approximately $7 million in machinery and equipment for that purpose.

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

During 2018 we incurred water damage to two electrical testing systems in our production facility. We were not able to reach an agreement for the damage and the payment from the insurance company on our insurance claim; therefore, we filed a claim with the Israeli court. We cannot be sure that such legal proceedings in this matter will be successful. During 2023, we invested in machinery and equipment, including UV LED exposure unit for direct imaging of solder mask, two routing machines, CCD equipped routing machine, CCD equipped drilling machine, 2 drilling machine (4 drilling heads each), Laser direct imaging of dry film photoresist (inner & outer layer) and AOI (automatic optical inspection) machine.

In the beginning of 2022, we decided to accelerate our investment program in machines and equipment. The program includes investments in new production lines as well as in infrastructure in order to enable us to increase our production capabilities as well as our efficiency. The program includes investments of $15 million and is expected to last three years. We expect that the program will allow us to increase our yearly sales by $10-15 million, based on the continuity of the increased demand for our products. Due to the complexity of the investment program, we may encounter delays in the schedule and the completion of the investments.

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

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2023, 2022 and 2021, the primary industries for which we produced PCBs were defense and aerospace equipment (50.7%, 48.7% and 41.2% of production, respectively), medical equipment (7.3%, 8.0%, and 8.8% of production, respectively), industrial equipment (14.4%, 7.1% and 4.4% of production, respectively), distributors, contract electronic manufacturers and others (26.7%, 36.2% and 45.6% of production, respectively).

Customers.  During the year ended December 31, 2023, we provided PCBs to approximately 130 customers in Israel and approximately 80 customers outside of Israel.  Our customers outside of Israel are located primarily in North America, the Netherlands, India, Italy, Romania and Uruguay.  Sales to non-Israeli customers were $20 million (43% of revenues) for the year ended December 31, 2023, $17.5 million (44% of revenues) for the year ended December 31, 2022 and $14.9 million (44% of revenues) for the year ended December 31, 2021. In the years ended December 31, 2023, 2022 and 2021, a group of affiliated companies accounted for 13.7%, 18.7% and 21.2%, of our total revenues, respectively, and another group of affiliated companies accounted for 14%, 9.2% and 7.9% of our total revenue, respectively.

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

Starting in 2021, we have a dedicated sales team for commercial activities whose members cooperate with reliable PCB manufacturers from the Far East.

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

Our backlog at December 31, 2023 was approximately $18.1 million compared to a backlog of approximately $16.8 million at December 31, 2022.  We include in our backlog all purchase orders scheduled for delivery within the next 12 months.

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

On July 18, 2022, we received a notification from the Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.1 million for an alleged breach of the Hazardous Materials Law (1993). We have filed a request to reduce the amount of the penalty. In June 2023, the Ministry of Environmental Protection decided to partially accept the company's request, reducing 20% of the amount of the financial sanction. Following the reduction we have paid the penalty.

In January 2023, we received a notification from the Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. We have paid this penalty and recorded a relevant expense in our financial statements. We have filed an administrative appeal to reduce the penalty and get a refund for part of the paid penalty. In February 2024, the court hearing the administrative petition ruled on a refund of 10% of the amount of the penalty paid.

In October 2023, we received a notice from the Ministry regarding some suspicion of contamination of the soil from a drilling survey that was done in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited the Company's facility and informed us that an additional survey of the soil and groundwater in the facility area would be required.

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

D.          Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach-Tikva, Israel. In 2020, we signed an amendment to the lease agreement which extend the lease contract until February 2027 with a 7% increase in rent, with an option to extend the lease for an additional five years period with an additional 3% increase in rent, which will expire in February 2032.  In the year ended December 31, 2023, we incurred $1.2 million of leasing expenses for these premises.

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

Recent Developments

In October 2023, we received a notice from the Ministry of Environmental Protection regarding some suspicion of contamination of the soil from a drilling survey that was done in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited the Company's facility and informed the Company that an additional survey of the soil and groundwater in the facility area would be required.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2023	2022	2021
Revenues	100%	100%	100%
Cost of revenues	(71.9)	(79.1)	(79.6)
Gross profit	28.1	20.9	20.4

Research and development expenses	(0.2)	(0.2)	(0.2)
Selling, general and administrative expenses	(12.3)	(13.1)	(14.4)
Operating profit	15.6	7.6	5.8
Financial income (expenses), net	0.9	2.2	(1.4)
Other income (loss), net	-	-	0.1
Profit before income tax expense	16.5	9.8	4.5
Income tax benefit (expense)	(2.9)	(1.7)	10.4
Net profit	13.6	8.1	14.9

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenues.  Revenues increased by 18% to $46.7 million in the year ended December 31, 2023, from $39.6 million in the year ended December 31, 2022.  The increase in revenues is primarily attributable to the increased demand for the Company's products.

Cost of Revenues.  Cost of revenues increased by 7% to $33.6 million for the year ended December 31, 2023, from $31.4 million for the year ended December 31, 2022.  The increase in cost of revenues is primarily attributable to the increase in revenues.

Gross Profit.  Gross profit increased by 58% to $13.1 million for the year ended December 31, 2023, from $8.3 million for the year ended December 31, 2022.  Gross profit as a percentage of revenues increased to 28.1% for the year ended December 31, 2023, from 20.9% for the year ended December 31, 2022.  The increase in gross profit is primarily attributable to the increase in revenues.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $5.8 million in the year ended December 31, 2023, compared to $5.2 million in the year ended December 31, 2022. The increase is primarily attributable to sales incentives paid in regard to the increased sales and to the increase in our sales and marketing staff.

Operating Profit.  We recorded an operating profit of $7.2 million in the year ended December 31, 2023, compared to an operating profit of $3.0 million in the year ended December 31, 2022. The increase is primarily attributable to the increase in revenues.

Financial Expenses, Net.  Financial income, net decreased to $0.4 million in the year ended December 31, 2023, from $0.9 million financial income in the year ended December 31, 2022.  The decrease in 2023 compared to 2022 is primarily attributable to the devaluation of the Dollar against the NIS and its impact on our cash and trade receivable balances during the year.

Income Tax Expense.  Tax expenses were $1.4 million in the year ended December 31, 2023, compared to $0.7 million in the year ended December 31, 2022. During the year ended December 31, 2021, we released the tax loss carryforwards valuation allowance recorded in prior years. This release resulted in a tax benefit of $3.5 million in the year ended December 31, 2021.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Please see Item 5A of our Form 20-F for the year ended December 31, 2022, as amended, filed on March 29, 2023, for this comparison.

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros.  Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  For example, the NIS value of our dollar or Euro denominated revenues are negatively impacted in case of a devaluation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was approximately 9.7% higher in 2023 than 2022 and the average exchange rate of the NIS against the Euro was 12.8% higher in 2023 than 2022 and in total, these changes had a positive impact on our operating results in 2023.  The average exchange rate for the NIS against the dollar was approximately 4% higher in 2022 than 2021 and the average exchange rate of the NIS against the Euro was 7.5% lower in 2022 than 2021, and in total, these changes had a positive impact on our operating results in 2022.

The following table sets forth, for the periods indicated, devaluation or appreciation of the NIS against the most important currencies for our business, the Dollar and Euro, between December 31 each year and December 31 of the year before.

	Year Ended December 31,
	2023	2022	2021	2020	2019
Dollar	3.1%	13.15%	(3.27)%	(6.97)%	(7.79)%
Euro	6.9%	6.62%	(10.76)%	(1.7)%	(9.63)%

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

Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the Israeli and foreign governmental policy and regulations, and movements in exchange rates and interest rates. The Israeli national consumer price index, which is an indicator of the inflation, was 3%, 5.3% and 2.8% in 2023, 2022 and 2021, respectively. Inflation rates may increase in the future. If inflation rates rise, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in Israel, and worldwide, may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income under the Income Tax Ordinance, 5721-1961.  The regular corporate tax rate in Israel has been 23% since 2018. However, our production facility qualifies as a “benefited enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended.  We may select a “preferred enterprise” status, which will allow us to be taxed at a rate of 16% on all of our income.  For additional information see Item 10E. “Additional Information – Taxation – Tax Benefits under the Law for the Encouragement of Capital Investments, 5719-1959” and Note 18 to our consolidated financial statements.

As of December 31, 2023, we had approximately $5.3 million in tax operating loss carryforwards which can be offset against future income in Israel without time limitation. In addition, as of December 31, 2023, we had $9.5 million in capital loss carry forwards, which can be offset against future capital gains in Israel without time limitation.   In Israel, we have received final tax assessments through the 1995 tax year.  Tax assessments through the 2018 tax year are considered final due to the statute of limitations.  Our inactive European subsidiary, Eltek Europe, has received final tax assessments through the 2013 tax year.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation. The subsidiary is no longer subject to federal and state examinations for fiscal years before 2019.

In 2023, we recorded tax expenses of $1.4 million , mainly in respect of our operations in Israel. In 2022, we recorded tax expenses of $0.7 million, mainly in respect of our operations in Israel. In 2021, we reversed the valuation allowance recorded in past years due to our conclusion that it is more likely than not that the Company will realize its deferred tax losses in the future and recorded a tax benefit of $3.5 million.

B.          Liquidity and Capital Resources

As of December 31, 2023, we had $12.1 million in cash and cash equivalents and short-term bank deposits and working capital of $16.1 million compared to $7.4 million in cash and cash equivalents and working capital of $12.9 million at December 31, 2022.

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities, proceeds from our initial public offering in 1997 (approximately $5.8 million), proceeds of $4.2 million from an investment in our company by Nistec in 2013, and proceeds from rights offerings in March 2019 (approximately $2.5 million) and December 2020 (approximately $5.7 million).

 In February 2024, we completed an underwritten public offering of 625,000 of our ordinary shares at an offering price of $16.00 per share. The gross proceeds from this offering were $10,000,000 before deducting underwriting discounts and other offering expenses. We intend to use the net proceeds to strategically invest in the expansion of its production capabilities and for general corporate purposes, including working capital.

During 2023 we repaid all our bank loans and as of December 31, 2023 we did not have any outstanding  bank debt.

As of December 31, 2023, we had revolving lines of credit of approximately $2.4 million with Bank Hapoalim B.M. The credit lines from the banks are secured by specific pledge on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed pledge on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the agreements with the banks prohibit us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the banks’ consent.

These credit facilities may not remain available to us in the future.  All of our assets are pledged as security for our credit facilities from our banks, whose consents are required for any future pledge of such assets.

Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; and (vi) the payment terms offered by our suppliers.

Cash Flows

The following table summarizes our cash flows for the periods presented:

Year ended December 31,	2023	2022	2021
	($ in thousands)
Net cash provided by operating activities	8,862	3,829	3,875
Net cash used in investing activities	(2,959)	(3,029)	(1,647)
Net cash provided by (used in) financing activities	(3,806)	(1,638)	2,124
Effect of translation adjustments	(185)	(1,079)	196
Net increase (decrease) in cash and cash equivalents	1,912	(1,917)	4,548
Cash and cash equivalents at beginning of year	7,366	9,283	4,735
Cash and cash equivalents at end of year	9,278	7,366	9,283

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

Net cash provided by operating activities was $8.9 million in the year ended December 31, 2023. This amount was primarily attributable to our pre-tax income of $7.7 million, depreciation of fixed assets of $1.3 million and a net increase in working capital items of $0.5 million.

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

Net cash used in investing activities was $3.0 million in the year ended December 31, 2023, compared to $3.0 million in the year ended December 31, 2022, and $1.6 million in the year ended December 31, 2021.  Net cash used in investing activities in each of the three years ended December 31, 2023 was primarily for the purchase of fixed assets for our production lines and leasehold improvements. In 2023 it included also investment in short-term bank deposits in the amount of $2.7 million and a repayment from our insurance company in the amount of $2 million.

Net cash used in financing activities was $3.8 million in the year ended December 31, 2023, which was primarily attributable to the $3.3 million of repayment of long-term loans and dividend distribution of $1.3 million.

Net cash used in financing activities was $1.6 million in the year ended December 31, 2022, which was primarily attributable to the $0.7 million of repayment of long-term loans and dividend distribution of $1.0 million.

Net cash provided by financing activities was $2.1 million in the year ended December 31, 2021, which was primarily attributable to the $3.1 million of proceeds from long term loans of $3.1 million. These amounts were partially offset by repayment of short-term credits.

Capital expenditures on a cash basis for the years ended December 31, 2023, 2022 and 2021 were approximately $2.4 million, $3.0 million and $1.5 million, respectively.  Our capital expenditures in such periods mainly

We expect to finance our 2024 operations from our cash flow from operations and cash balances. Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2024, our liquidity could be negatively affected by the continuation of the Coronavirus outbreak, as well as by Israel’s ongoing war against Hamas and other terrorist organizations, either of which could have an adverse effect on the global markets and on our operations, shortage in raw materials, continued operational difficulties in our manufacturing and a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D “Key Information - Risk Factors”.  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2024. Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.          Research and Development, Patents and Licenses

During January 2021 we received approval for grants from the Israeli Investment Authority that will fund 15%-20% of our expected $1.5 million investment in Advanced Manufacturing Equipment compatible with Industry 4.0 standards, which focuses on interconnectivity, automation, machine learning, and real-time data. In addition, during December 2022, we received final approval from the Israel Innovation Authority (“IIA”) for a 40% participation in an approximately $800,000 one-year development program, which started in January 2023. The program was extended for an additional 13 months until February 2025.  This R&D program is meant to enable Eltek to achieve a significantly faster production rate in certain stages of its manufacturing process, which will also drastically reduce scrap.  There can be no assurance that the R&D program will succeed in achieving its goals or that all pre-defined benefits will be attained.

D.          Trend Information

We include in our backlog all purchase orders scheduled for delivery within the next 12 months.  Our backlog as of December 31, 2023 was approximately $18.1 million compared to a backlog of approximately $16.8 million as of December 31, 2022.

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

We base our estimates on our experience and on various assumptions that we believe are reasonable under the circumstances. The results of our estimates form the basis for our management’s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, which could result in a decline in the trading price of our ordinary shares.

In addition to our results determined in accordance with GAAP, we believe certain non-GAAP financial measures and key metrics may be useful in evaluating our operating performance. We sometimes in our filings present certain non-GAAP financial measures and key performance metrics and intend to continue to present certain non-GAAP financial measures and key performance metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key performance metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares.

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

Recently Issued Accounting Standards

See Note 2v to our 2023 consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	74	Chairman of the Board of Directors
Mordechai Marmorstein (1)(2)	77	Director
David Rubner(4)	83	Director
Erez Meltzer(4)	66	Director
Revital Cohen-Tzemach	40	Director
Gad Dovev(1)(2)(3)(4)	77	External Director
Ilana Lurie (1)(2)(3)(4)	51	External Director
__________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Banking Committee
(4) Member of the Special Independent Committee for M&A purposes

At our 2023 annual general meeting of shareholders held on September 12, 2023, our shareholders re-elected Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer, and elected Ms. Revital Cohen-Tzemach, to serve as a directors until our 2024 annual general meeting of shareholders. At the same annual general meeting of shareholders, Mr. Gad Dovev was elected to serve as an external director for a fourth three-year term. Ms. Ilana Lurie was elected to serve as an external director for a second three-year term, at our 2021 meeting of shareholders held on June 3, 2021. Our Audit Committee and Board of Directors determined that Mordechai Marmorstein has the accounting and financial expertise required under the Companies Law in order to serve as an independent director, and therefor Mr. Marmorstein was nominated as an independent director.

Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013, and is a member of our Banking Committee.  From October 2014 to July 2018, Mr. Nissan also served as our Chief Executive Officer. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985.  Mr. Nissan served as a member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) Presidential Board between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries between 2012 and 2022.  Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel.  In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality.  Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

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

David Rubner has served on our Board of Directors since October 2013. Mr. Rubner is the chairman and chief executive officer of Rubner Technology Ventures Ltd. Previously, he was a partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991 to 2000, Mr. Rubner was the president and chief executive officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI. Before joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner served on the boards of Check Point Software Ltd., Radware Ltd., Telemessage International Ltd., Koor Industries Ltd., Lipman Industries Ltd.  and a number of private companies. He also serves on the boards of trustees and executive councils of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. (Hons) degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University. Mr. Rubner was awarded 14 U.S. Patents and was the recipient of the Israeli Industry Prize for 1995.

Erez Meltzer has served as a director since 2009 including as the Chairman of our Board of Directors from 2011 to 2013.  Mr. Meltzer was the Executive Chairman of Hadassah Medical Center from 2014 until the end of 2020.  He is currently the CEO and BOD member of Nano-x Imaging Ltd.  Mr. Meltzer also serves as a director of Hadasit Bio Holding (HBL) Ltd., Mentfield Ltd. Capital Nature Ltd., GEM Pharma Ltd., Atlasense Ltd., Supplant Ltd., Tevel Aerobotics Technologies Ltd., Xenia Ltd.  and Rivulis (Plastro) Ltd. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer is a teaching Professor on Crisis Management at the Tel Aviv University since 2008.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999.  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Ms. Revital Cohen-Tzemach, Yitzhak Nissan’s daughter, was first elected to the Board of Directors in September 2023. She was employed by the Company from 2015 until 2024, first as a trainee in the office of the CEO and then as an assistant to the CEO and as a special project manager. Since 2022, Ms. Cohen-Tzemach has been attending Board meetings as a non-voting observer. From 2008 until 2014, Ms. Cohen-Tzemach served as a branch manager for Halperin Optics Ltd., a major Israeli optics supplier. Ms. Cohen-Tzemach holds a B.Sc. degree in Optometry and an Executive M.B.A. degree from Bar-Ilan University.

Gad Dovev was re-elected to serve as an external director in September 2023 and is a member of our audit, compensation and banking committees.  Mr. Dovev retired from the Israeli Ministry of Defense in August 2012.  He served as head of the Israeli Ministry of Defense Mission to the United States from August 2008 to August 2011.  From August 2005 to August 2008, Mr. Dovev served as head of the Israeli Ministry of Defense Mission to Germany.  Prior to that, from 2001 to 2005, Mr. Dovev acted as Deputy General Manager of the Israeli Ministry of Defense and Head of the Rehabilitation Department.  From 1993 to 2001, Mr. Dovev served as Director of the Finance Department and the Financial Comptroller of the Israeli Ministry of Defense.  Mr. Dovev served as member of the Board of Directors of Bank Otsar Ha-Hayal Ltd., IMI-Israel Military Industries Ltd., Shekem Ltd. and Gapim Ltd.  Mr. Dovev holds a BSc. degree in Financial and Agricultural Administration from the Hebrew University of Jerusalem.

Ms. Ilana Lurie was re-elected to serve as an external director in June 2021 and is a member of our audit and compensation committees. Ilana Lurie is a CFO, COO and Director with significant experience in international finance and operations, within both large technology companies as well as Start-Ups. In the course of the last 10 years, Ilana led significant financing rounds, as well as debt restructuring processes. Ms. Lurie played a critical role in transition from R&D to production in NovelSat and she is currently leading this activity in IO Tech, in her capacity as CFO & COO and serving as External Director in Wearable devices (NASDAQ:WLDS). During 2012- 2020, Ms. Lurie has been CFO of NovelSat, Landa Ventures portfolio company. Prior to her tenure at NovelSat, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ).  From 2006 to 2011, Ms. Lurie held several financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Eli Yaffe	69	Chief Executive Officer
Ron Freund	59	Chief Financial Officer
Yitzhak Zemach	48	Director of Operations
Oriel Sallary	61	VP Sales and Marketing
Sagi Balter	43	VP Process Engineering
Shlomi Kisluk	49	VP Quality Assurance

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

Ron Freund joined us in January 2022 as our Chief Financial Officer. Mr. Freund served as the CFO of Ophir Tours Ltd. from 2015 to 2021. From 2011 to 2014, Mr. Freund served as the CFO of Middle East Tube Company Ltd., an Israeli public company, traded on the Tel Aviv Stock Exchange (TASE). In previous roles, Mr. Freund served as Deputy CEO and CFO of Soltam Systems LTD. and as a Senior Partner at Ernst & Young Israel. Mr. Freund holds a B.A. degree in Accounting and Economics from the Hebrew University, Jerusalem, and is a licensed CPA (Israel).

Yitzhak Zemach joined us in September 2018 as Vice President of Operations. Previously, Mr. Zemach served as the Plant Manager of Kahane Group Ltd. from February 2011 to September 2018 and prior thereto he served as the VP Operations of Bental Electronics Systems Ltd. Previously, Mr. Zemach served as Plant Manager of Aladdin Knowledge Systems and prior thereto he served as the Production Manager of the Nistec group. Mr. Zemach holds a B.Sc. degree in Electronic Engineering from Ariel University and an MBA degree with distinction in IT from Bar Ilan University.

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

Sagi Balter joined us in December 2015 as our electroplating process engineer and became our VP Process Engineering in September 2019. Previously, Mr. Balter served as a senior researcher in the surface physics laboratory of the Weizmann Institute from 2013 to 2015.  Prior thereto, he served as a R&D engineer at American Aviation Ltd from 2009 to 2014. Mr. Balter holds a Ph.D. degree (magna cum laude) in Chemistry from the Bar-Ilan University.

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

There are no family relationships among any of our directors and executive officers.

B.          Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2023.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (consisting of 13 persons)	$2.1 million (1)	$0.4 million (2)

(1)	During the year ended December 31, 2023, we paid each of our directors an annual fee of approximately $8,000 and an attendance fee of $255 per meeting. These fees are included in the above amount.
(2)	The benefits amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

As of December 31, 2023, options to purchase 375,156 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $6.49 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2023. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2023.

Name of Officer	Position of Officer	Compensation for services (USD)(1)
		Base salary	Benefits and Perquisites (2)	Equity- Based (3)	Total compensation
Yitzhak Nissan (4)	Chairman of the Board	292,937	-	-	292,937
Eli Yaffe	Chief Executive Officer	278,128	311,045	96,691	685,864
Ron Freund	Chief Financial Officer	160,119	120,914	23,188	304,222
Yitzhak Zemach	VP Operations	149,606	135,119	26,728	311,453
Oriel Sallary	Vice President of Worldwide Sales and Marketing	113,793	109,038	6,609	229,440

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.69 per $1.00 (the average exchange rate in 2023).
(2)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable, bonuses, car related expenses, managers’ insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits. Bonuses represent accrued but not yet paid bonus payments for 2023, based on several criteria, including revenues, profit, employees’ safety, yield and on time deliveries.

(3)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2023 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

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

Board Diversity

We are dedicated to ensuring equality and diversity in our Company. Our Board of Directors has no specific policy on director diversity, but it reviews a diversity of viewpoints, backgrounds, experience, accomplishments, education and skills when evaluating nominees. In addition, Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. Since August 2022, the Board Diversity Rule requires a company that is a “foreign private issuer” (as defined in SEC rules) like Eltek to initially have, or explain why it does not have, at least one diverse director. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification as of December 31, 2023.

Board Diversity Matrix (As of December 31, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	7

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

Without derogating from the foregoing, under the Companies Regulations (Relaxations for Companies Listed in a Foreign Stock Exchange), 5760-2000 (the “Relaxation Regulations”), a company whose shares are traded on any of the foreign stock exchanges listed in Section 5A(c) of the Relaxation Regulations, such as the Company, may extend an external director’s term of office for one or more additional three (3) year terms, if: (i) the company’s audit committee and board of directors confirm that such extension is in the company’s best interest, given the external director’s expertise and special contribution to the work of the board of directors and its committees; (ii) the extension is approved by the special vote required under the Companies Law; and (iii) the external director’s overall term of office and the reasons of the audit committee and board of directors for extending it are presented to the shareholders prior to their approval of such extension. In August 2023, the Audit Committee and the Board of Directors have confirmed that extending Mr. Dovev’s term of office for an additional, fourth three (3) year term, is in the best interest of the Company and its shareholders, for the following reasons: Mr. Dovev’s deep knowledge of the Company, gained over his many years of service as an external director, such that he is intimately familiar with both the Company’s past practices as well as its present strategy and affairs; Mr. Dovev’s extensive prior experience as a senior official of the Israeli Ministry of Defense, specifically in charge of different aspects of procurement, by virtue of which he offers unique guidance for Board-level decision-making with respect to one of the Company’s main type of clients – the defense sector, in Israel and abroad; and Mr. Dovev’s faithful attendance of meetings of the Audit Committee and the Compensation Committee and the Board since his appointment as external director.

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

At the 2023 annual general meeting of shareholders, held on September 12, 2023, Mr. Gad Dovev was re-elected, for a fourth three-year term as an external director. At our 2021 meeting of shareholders held on June 3, 2021, our shareholders re-elected Ms. Ilana Lurie for a second three-year term as an external director.

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

Compensation Committee

Effective December 2012, Israeli law requires our Board of Directors to appoint a compensation committee which must be comprised of at least three directors, including all of the external directors, which shall be a majority of the members of the compensation committee and one of whom must serve as chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a controlling party, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Israeli Companies Law composition requirements, as well as the requirements of the non-Israeli jurisdiction where the company’s securities are traded.  Other than the external directors, the rest of the members of the compensation committee shall be directors who will be compensated for their role as directors only in accordance with Israeli Companies Law regulations applicable to the compensation of external directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage.

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

On September 12, 2023, our shareholders approved a second amended and restated compensation policy for our company, required to render it more consistent with the Company’s written policy for recovering incentive-based compensation paid to its current and former executive officers in the event that the Company must prepare an accounting restatement due to its material noncompliance with any financial reporting requirements under securities laws (a “Clawback Policy”). As required under the SEC’s final rule 10D-1, and the Nasdaq’s corresponding corporate governance listing rule 5608, which came into effect on October 2, 2023, our board of directors adopted the Clawback Policy on August 3, 2023.

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

On August 3 and August 20, 2023, our compensation committee and board of directors approved a new D&O Policy, including the order of payment, for the benefit of the directors and officers of the Company (including its controlling shareholder, in his capacity as chairman of our board of directors), currently serving and as may serve from time to time. Our new D&O policy complies with all applicable limitations set forth in our amended and restated compensation policy, which was previously approved by our compensation committee, board of directors and shareholders. In accordance with Section 1B1 of the Israeli Companies Regulations (Relaxations Regarding Interested-Party Transactions), 5760-2000 (the “IPT Regulations”), such D&O policy requires only the approval of the Company’s compensation committee, provided that it is on market terms and would not materially affect the company’s profitability, property or liabilities – as was indeed determined by our compensation committee with respect to our new D&O policy. Furthermore, in accordance with Sections 1A1 and 1B(a)(5), the application of such D&O policy to the Company’s CEO, as well as to the Company’s controlling shareholder, likewise requires only the approval of the Company’s compensation committee and board of directors, provided that its terms are identical for all other directors and officers of the Company – as was also determined by our compensation committee and board of directors.

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

As of December 31, 2023, we employed 333 full-time employees in Israel, of which 229 were employed in manufacturing services, 41 in process and product engineering, 28 in quality assurance and control, 16 in sales and marketing and 19 in finance, accounting, information service and administration.

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

In addition, Eltek USA, a wholly-owned Delaware subsidiary, employed 2 full-time employees as of December 31, 2023, 2 full-time employees as of December 31, 2022, and 3 full-time employees as of December 31, 2021.

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

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute of Israel, which is similar to the United States Social Security Administration.  Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.6% of the salary (same in 2022) and the employee contribution to the National Insurance Institute is at the rate of 12% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum monthly salary of NIS 49,000 (approximately $13,500) in 2023, NIS 47,500 (approximately $13,500) in 2022, and NIS 44,000 (approximately $13,800) in 2021.  In the year ended December 31, 2023, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 5.2% of the salaries.

E.          Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 12, 2024, regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (1)
Principal Shareholders
Yitzhak Nissan (2)	3,456,820	51.6%

jhhsSenior Management and Directors
Eli Yaffe (1), (3)	62,730	*
Ron Freund (4)	36,000	*
Yitzhak Zemach (5)	15,500	*
Oriel Sallary (6)	9,309	*
Sagi Balter (7)	12,084	*
Shlomi Kisluk (8)	8,000	*
Mordechai Marmorstein (9)	20,000	*
David Rubner (10)	20,000	*
Erez Meltzer (11)	30,000	*
Revital Cohen-Tzemach (12)	11,750	*
Gad Dovev (13)	30,000	*
Ilana Lurie (14)	20,000	*
All executive officers and directors as a group (13 persons) (15)	3,732,193	55.7%
_______________

*Less than 1%
(1) The percentages shown are based on 6,704,830 ordinary shares issued and outstanding as of March 12, 2024.
(2) Except for Mr. Nissan and Mr. Yaffe, none of our directors or executive officers holds any of our ordinary shares. Mr. Nissan is the beneficial owner of 3,291,596 shares held by Nistec Golan, a company controlled by him and holds 165,224 shares as an individual. The principal business address of Nistec Golan is 43 Hasivim Street, Petach Tikva, Israel. Mr. Yaffe is the beneficial owner of 4,250 shares held by himself.
(3) The number of ordinary shares beneficially owned includes 58,480 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(4) The number of ordinary shares beneficially owned includes 36,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(5) The number of ordinary shares beneficially owned includes 15,500 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(6) The number of ordinary shares beneficially owned includes 9,309 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(7) The number of ordinary shares beneficially owned includes 12,084 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(8) The number of ordinary shares beneficially owned includes 8,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(9) The number of ordinary shares beneficially owned includes 20,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(10) The number of ordinary shares beneficially owned includes 20,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(11) The number of ordinary shares beneficially owned includes 30,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(12) The number of ordinary shares beneficially owned includes 11,750 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(13) The number of ordinary shares beneficially owned includes 30,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(14) The number of ordinary shares beneficially owned includes 20,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(15) The number of ordinary shares beneficially owned includes 282,305 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

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

During 2021, 270,200 options were granted (including an adjustment to options previously granted, to reflect the dilutive effect of the rights offering) under the plan and no options were exercised.  During 2022, 28,000 options were granted under the plan, and 9,321 options were exercised. During 2023, 151,000 options were granted under the plan, and 171,015 options were exercised. As of December 31, 2023, options to purchase 375,156 ordinary shares were outstanding under the plan, exercisable at an average exercise price of $6.49 per share.

In September 2018, our shareholders approved the grant of options to purchase 60,857 ordinary shares to the CEO, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, July 1, 2018. Following the rights’ offerings issued by the Company in March 2019 and December 2020, these options are effectively exercisable into 78,580 ordinary shares. In June 2021, our shareholders approved an additional grant of options to purchase 100,000 ordinary shares to the CEO, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, December 29, 2020. In September 2023, our shareholders approved an additional grant of options to purchase 25,000 ordinary shares to the CEO, effective as of August 3, 2023.

In June 2021, our shareholders approved the grant of options to purchase 20,000 ordinary shares to  each of the directors (100,000 in the aggregate), including the external directors but excluding Mr. Yitzhak Nissan, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, September 6, 2021. In September 2023, our shareholders approved an additional grant of options to purchase 10,000 ordinary Shares to each of the Company’s directors (50,000 in the aggregate), including the external directors, but excluding Mr. Yitzhak Nissan and Ms. Revital Cohen-Tzemach, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, October 6, 2023.

In March 2021, our Compensation Committee and Board of Directors approved the grant of options to purchase 70,200 ordinary shares to our office holders (other than the CEO and directors) and employees. In December 2021 and December 2022, our Compensation Committee and Board of Directors approved the grant of an additional 28,000 options (in the aggregate) to our CFO. In August 2023, our Compensation Committee and Board of Directors approved the grant of an additional 76,000 options to our office holders (other than the CEO and directors) and employees.

In May 2023, we received a tax ruling from the Israeli tax authorities for a tax ruling, which enables us, according to the 2018 plan, to reduce the exercise price of options granted before the December 19, 2022 dividend distribution by $0.17, which reflects the dividend payment per share, and likewise reduce the exercise price of options granted before the December 23, 2023 dividend distribution by $0.22, which reflects the dividend payment per share.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth certain information as of March 12, 2024 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Golan Ltd. (3)	3,291,596	49.1%
Yitzhak Nissan (3)	165,224	2.5%
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

(2)	The percentages shown are based on 6,704,830 ordinary shares issued and outstanding as of March 12, 2024
(3)
Based on a Schedule 13D/A filed on January 4, 2024. Nistec Golan is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec Golan.

Significant Changes in the Ownership of Major Shareholders

During 2022 and 2023 Nistec Golan and Mr. Nissan sold 609,092 ordinary shares of the Company pursuant to a 10b5-1 plan.

Major Shareholders Voting Rights

Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

Based on the information provided to us by our transfer agent, as of March 12, 2024, there were 9 holders of record of our ordinary shares, of which 6 record holders holding approximately 50.9% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 50.8% of our outstanding ordinary shares as of such date).

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

•
Reimbursement of food and beverage expenses while traveling internationally on behalf of our company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses), 5732-1972.

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

We may share with Nistec costs of insurance consulting and insurance premiums in the event we determine that a joint insurance policy with Nistec will reduce our costs as compared to purchasing insurance separately. Insurance expenditures will be divided between our companies as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by our two companies in the preceding year; (ii) the joint insurance premiums will be divided in the proportions indicated by the insurer for each of our two companies had they purchased the insurance separately. We will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of our Audit Committee and our Board of Directors.

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

In August 2022, the exculpation letter and the indemnification letter granted to Mr. Yitzhak Nissan were further extended for an additional three (3) year period ending on December 31, 2025. In September 2023, our shareholders approved the grant of an exculpation letter and an indemnification letter to Ms. Revital Cohen-Tzemach, daughter of Mr. Nissan, subject to her election by the shareholders to serve on the Board of Directors, for a three (3) year period, ending on September 11, 2026.

On October 29, 2020, our shareholders approved, effective as of August 1, 2020: (i) an increase in the gross monthly salary of Ms. Cohen-Tzemach, the daughter of Mr. Nissan, from NIS 18,000 to NIS 20,000; and (ii) that Ms. Cohen-Tzemach will be entitled to three (3) additional vacation days per year, such that she will be entitled to 23 vacation days per year. Other than as described above, the terms of Ms. Cohen-Tzemach’s employment will remain the same, including that Ms. Cohen-Tzemach shall be entitled to the use of a 7-seat company car, valued up to NIS 180,000, including all associated operation and maintenance expenses. Ms. Cohen-Tzemach’s new position will be a special project manager and it was approved that our bonus plan will also apply to her. The term of her employment agreement was extended until August 31, 2022. On October 29, 2020, the shareholders approved a grant of a bonus of up to NIS 50,000 to Ms. Cohen-Tzemach, to cover her tuition, in accordance with our amended and restated compensation policy. On June 3, 2021, our shareholders approved Ms. Cohen-Tzemach’s participation in the Company’s future annual bonus plans for the years 2022 to 2024 (with the application of the annual bonus plan for the year 2024 being subject to the extension of Ms. Cohen-Tzemach’s employment with the Company). Notwithstanding, due to the structure and discretion of the compensation committee and board of directors in respect of the actual annual bonus amount, the grant to Ms. Cohen-Tzemach of the applicable amount for the year 2022 is also subject to our shareholders’ approval. On September 12, 2023, our shareholders approved the grant of an annual bonus in the amount of NIS80,000 (approximately US$21,700) to Ms. Cohen-Tzemach under the Company’s annual bonus plan for the year 2022. At the same time, the term of Ms. Cohen-Tzemach’s employment agreement was again extended until July 31, 2026, without modification of its terms.

In September 2023, our shareholders approved (a) the grant of options to purchase 8,000 ordinary shares to Ms. Cohen-Tzemach, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, August 3, 2023; and (b) that the following determination be made with respect to any and all options granted to Ms. Cohen-Tzemach’s on or before August 3, 2023 (the “Existing Options”): so long as Ms. Cohen-Tzemach is continuously engaged by the Company as a member of the Board, and notwithstanding whether or not she is also employed by the Company, (a) any and all unvested Existing Options shall continue to vest according to their respective vesting schedules, as set forth in the applicable award letters; (b) any and all vested Existing Options that have not been previously exercised or expired, shall remain exercisable until such time that Ms. Cohen-Tzemach ceases to serve on the Board, and for a period of 90 days thereafter (or any other period as may be determined by the Board in accordance with the Option Plan and subject to our shareholders’ approval), and (c) the grant of an annual bonus in the amount of NIS80,000 (approximately US$21,700) to Ms. Cohen-Tzemach under the Company’s annual bonus plan for the year 2022 (the “2022 Bonus Plan”), consisting of a performance bonus in the amount NIS71,600 and a personal-assessment bonus in an amount equal to thirty percent (30%) thereof, the sum of which was then reduced in accordance with the aggregate bonus amount that Ms. Cohen-Tzemach was eligible to receive under the 2022 Bonus Plan, which was limited to four (4) gross monthly salaries (while the total amount of the annual bonuses granted under the 2022 Bonus Plan was initially smaller than the total amount that could be granted as annual bonuses to all senior employees participating in the 2022 Bonus Plan, which was limited to seven percent (7%) of the Company’s pre-tax profit in the year 2022).

During the years 2017 to 2020 we received loans from Nistec or Nistec Golan. All of these loans were repaid and as of December 31, 2023, we do not have any outstanding loans from Nistec or Nistec Golan.

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

During the period February 2019 through March 2023, three former employees filed lawsuits seeking additional payments in connection with their employment and subsequent termination. The aggregate amount claimed for the above mention matters is approximately $380,000. We recorded a provision according to our legal advisor's opinion.

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

Dividend Distribution Policy

On November 2022, our board of directors declared the Company’s first cash dividend, in the amount of US$0.17 per share and approximately $1 million in the aggregate. The dividend was paid in US dollars on December 19, 2022, to all of the Company’s shareholders of record as of December 12, 2022. In November 2023, our board of directors declared another cash dividend in the amount of $0.22 per share and in the aggregate an amount of approximately $1.3 million. The dividend was paid on December 21, 2023, in US dollars, to all of the Company’s shareholders of record as of December 13, 2023.

Prior to such distributions, we had never declared or paid any cash dividends to our shareholders.   Any future dividend policy will be determined by our board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

In addition, the distribution of dividends is limited by the Israeli Companies Law, according to which, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due.  Notwithstanding the foregoing, dividends may be paid even if not out of profits, with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due.  Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses.  In the event cash dividends are declared, such dividends will be paid in NIS, and will be subject to applicable Israeli withholding taxes. For additional information, see Item 10E. “Additional Information – Taxation – Taxation of Gains Upon Disposition of, and Dividends Paid on, our Ordinary Shares.”

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

Israeli Tax Considerations

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel has been 23% since 2018. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise,” “benefited enterprise,” “preferred enterprise” or “preferred technological enterprise” (as further discussed below) may be lower.  See this Item 10E. “Additional Information – Taxation – Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959.”

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 5729-1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, a company qualifies as an “Industrial Company” if it is a resident of Israel, was incorporated in Israel and at least 90% of its income in any tax year (exclusive of income raising from certain governmental security loans) is derived from an “Industrial Enterprise” it owns, which is located in Israel.  An “Industrial Enterprise” is defined for purposes of the Industry Encouragement Law as an enterprise whose principal activity in a given tax year is production.

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

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the prior approval of any Government agency. There can be no assurance that we will continue to so qualify, or will be able to avail ourselves of any benefits under the Industry Encouragement Law in the future.

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

Foreign Currency Exchange Risk

Our reporting currency is the dollar.  Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros.  As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition.  The average exchange rate for the NIS against the dollar was approximately 9.7% higher in 2023 than 2022 and the average exchange rate of the NIS against the Euro was 12.7% higher in 2023 than 2022, and in total, these changes had a positive impact on our operating results in 2023.  The average exchange rate for the NIS against the dollar was approximately 4.0% higher in 2022 than 2021 and the average exchange rate of the NIS against the Euro was 7.5% lower in 2022 than 2021, and in total, these changes had a positive impact on our operating results in 2022.  As of December 31, 2023, we estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $262,000 in our operating income and devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues.  In 2023, the cost of raw materials used in production was $11.4 million compared to $10.7 million in 2022.  A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $114,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2023, our internal control over financial reporting is effective.

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

Independent Registered Public Accounting Firm Fees -

The following table sets forth, for the year ended December 31, 2023, the fees billed by our independent registered public accountants. Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, who have served as our principal independent registered public accounting firm since December 2020.

All of such fees were pre-approved by our Audit Committee.

Services Rendered.	2023	2022
Audit (1)	$102,000	$98,000
Audit Related Fees	$13,500	-
Tax (2)	$6,000	$6,000
All other Fees (3)	$5,000	-
Total	$126,500	$104,000
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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM16J.	INSIDER TRADING POICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to our company from the fiscal year ending on December 31, 2024.

ITEM16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our Board recognizes the critical importance of maintaining the availability of our data and computer systems which is essential to maintaining the trust and confidence of our business partners and employees. The Audit Committee is responsible for reviewing our policies with respect to cybersecurity risks and relevant contingent liabilities and risks that may be material to the Company, including risks from third parties and business partners.

We generally seek to address cybersecurity risks by implementing security measures on our internal computer systems. These security measures include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are periodically evaluated by our IT manager.

Our Chief Information Officer (CIO) who holds over 25 years of experience in information technology is responsible for implementing protection measures for our information systems from cybersecurity threats and promptly responding to any cybersecurity incidents.

Our management has primary responsibility for our overall cybersecurity risk management and supervises our internal information technology personnel. Our management is responsible for assessing and managing our material risks from cybersecurity threats. The risk assessment occurs on an ongoing basis, or as business needs change, and covers identification of risks that could act against the company's objectives as well as specific risks related to a compromise to the security of data.

As of the date of this report, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3.D. “Risk Factors- Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.”

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms	F - 2

Consolidated Balance Sheets	F - 4-F - 5

Consolidated Statements of Comprehensive Income (loss)	F - 6

Consolidated Statements of Changes in Shareholders’ Equity	F - 7

Consolidated Statements of Cash Flows	F - 8-F - 9

Notes to the Consolidated Financial Statements	F - 10-F - 36

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (3)
2.2	Description of Ordinary Shares(4)
3.1	Form of Director and Officer Indemnity Agreement (5)
4.1	Amended and Restated Compensation Policy dated September 12, 2023 (6)
4.2	English summary of terms of Waste Water Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (7)
4.3	Underwriting Agreement dated February 12, 2024(8)
8.1	List of Subsidiaries of the Registrant(9)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network
97.1*	Clawback Policy dated August 3, 2023
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
_____________________
(1)	Filed as Exhibit 1.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.
(3)	Filed as Exhibit 2.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(4)	Filed as Exhibit 2.2 to our Annual Report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference.
(5)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 6, 2017 and incorporated herein by reference.
(6)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on August 8, 2023 and incorporated herein by reference
(7)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(8)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on August 8, 2023 and incorporated herein by reference
(9)	Filed as Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference.

*	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

ELTEK LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ELTEK LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Inventories – Write-offs of Excess and Obsolete Inventories – Refer to Notes 2G and 5 to the Consolidated Financial Statements

ELTEK LTD. AND ITS SUBSIDIARIES

Critical Audit Matter Description

The Company’s raw materials are stated at weighted average cost, work in progress and finished goods cost is calculated based on accumulated actual costs and indirect costs, subject to lower of cost or net realizable value. The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. For the year ended December 31, 2023, the Company recorded inventory write-offs in the amount of $80 thousand for excess and obsolete inventory.

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
March 26, 2024
We have served as the Company's auditor since 2020.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2023	2022

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	9,278	7,366
Short-term bank deposits	4	2,862	-
Trade receivables (net of allowance for credit losses of $264 and $162 on December 31, 2023 and December 31, 2022, respectively)	2f	10,898	10,116
Inventories	5	6,135	5,130
Other accounts receivable and prepaid expenses	6	934	786

Total current assets		30,107	23,398

LONG-TERM ASSETS:

Severance pay fund	11	57	59
Restricted deposit		-	202
Long-term tax receivables	18	874	899
Deferred tax asset, net	18	224	1,597
Operating lease right-of-use assets	12	6,555	7,156

		7,710	9,913

Property and equipment, net	7	9,354	7,674

Total long-term assets		17,064	17,587

Total assets		47,171	40,985

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONT.)

U.S. dollars in thousands

		December 31,
	Note	2023	2022

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturities of long-term debt	8	-	702
Trade payables		7,503	4,793
Other accounts payable and accrued expenses	9	5,689	4,133
Short-term operating lease liabilities	12	789	846

Total current liabilities		13,981	10,474

LONG-TERM LIABILITIES:

Long-term debt, excluding current maturities	10	-	2,768
Accrued severance pay	11	447	280
Long-term operating lease liabilities	12	5,871	6,443

Total long-term liabilities		6,318	9,491

COMMITMENTS AND CONTINGENT LIABILITIES	13	-	-

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at December 31, 2023 and December 31, 2022; Issued and outstanding: 6,020,693 shares at December 31, 2023 and 5,849,678 shares at December 31, 2022		5,443	5,305
Additional paid-in capital		23,587	22,862
Foreign currency translation adjustments		783	1,189
Capital reserves		1,900	1,537
Accumulated deficit		(4,841)	(9,873)

Total shareholders' equity	14	26,872	21,020

Total liabilities and shareholders' equity		47,171	40,985

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2023	2022	2021

Revenues	16b	46,695	39,650	33,823
Cost of revenues		(33,593)	(31,380)	(26,926)

Gross profit		13,102	8,270	6,897

Operating expenses:
Research and development, net		(85)	(92)	(78)
Selling, general and administrative		(5,722)	(5,207)	(4,870)

Operating income		7,295	2,971	1,949
Financial income (expenses), net	17	422	887	(488)
Other income, net		-	-	41

Income before income taxes		7,717	3,858	1,502
Income tax benefit (expenses), net	18	(1,364)	(664)	3,537

Net income		6,353	3,194	5,039

Other comprehensive income:
Foreign currency translation adjustments		(406)	(2,527)	563

Total comprehensive income		5,947	667	5,602

Basic income per ordinary share attributable to Eltek Ltd. shareholders	15	1.08	0.55	0.86
Diluted income per ordinary share attributable to Eltek Ltd. shareholders	15	1.07	0.55	0.86

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2021	5,840,357	5,296	22,846	3,153	1,084	(17,112)	15,267

Share-based compensation	-	-	-	-	203	-	203
Comprehensive income:
Foreign currency translation adjustments	-	-	-	563	-	-	563
Net income	-	-	-	-	-	5,039	5,039

Balance as of December 31, 2021	5,840,357	5,296	22,846	3,716	1,287	(12,073)	21,072

Share-based compensation	-	-	-	-	250	-	250
Dividend distribution	-	-	-	-	-	(994)	(994)
Exercise of stock options	9,321	9	16	-	-	-	25
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(2,527)	-	-	(2,527)
Net income	-	-	-	-	-	3,194	3,194

Balance as of December 31, 2022	5,849,678	5,305	22,862	1,189	1,537	(9,873)	21,020

Share-based compensation	-	-	-	-	363	-	363
Dividend distribution	-	-	-	-	-	(1,321)	(1,321)
Exercise of stock options	171,015	138	725	-	-	-	863
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(406)	-	-	(406)
Net income	-	-	-	-	-	6,353	6,353

Balance as of December 31, 2023	6,020,693	5,443	23,587	783	1,900	(4,841)	26,872

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	6,353	3,194	5,039

Adjustments required to reconcile net income to net cash flows provided by operating activities:
Depreciation	1,317	1,541	1,781
Share-based compensation	363	250	203
Changes in deferred income tax assets, net	1,327	583	(2,550)
Decrease (increase) in long-term tax receivables	(25)	70	(1,013)
Increase (decrease) in employee severance benefits, net	172	(25)	(5)
Decrease (increase) in trade receivables, net	(1,010)	(3,941)	2,260
Decrease in operating lease right-of-use assets	888	779	261
Decrease in operating lease liabilities	(911)	(768)	(195)
Decrease (increase) in other receivables and prepaid expenses	(169)	437	(18)
Increase in inventories	(1,139)	(806)	(1,023)
Increase (decrease) in trade payables	989	1,543	(451)
Increase (decrease) in other liabilities and accrued expenses	707	972	(414)

Net cash provided by operating activities	8,862	3,829	3,875

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,432)	(3,027)	(1,535)
Investment in short-term bank deposits	(2,719)	-	-
Restricted deposit	192	(2)	(156)
Proceeds from disposals of property and equipment and repayment from insurance	2,000	-	44

Net cash used in investing activities	(2,959)	(3,029)	(1,647)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	-	-	(377)
Exercise of options	863	25	-
Dividend distribution	(1,321)	(994)	-
Repayment of property and equipment payables	-	-	(261)
Proceeds from long-term loans	-	-	3,063
Repayment of long-term loans	(3,348)	(669)	(301)

Net cash provided by (used in) financing activities	(3,806)	(1,638)	2,124

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Effect of exchange rate on cash and cash equivalents	(185)	(1,079)	196

Increase in cash and cash equivalents	1,912	(1,917)	4,548
Cash and cash equivalents at the beginning of the year	7,366	9,283	4,735

Cash and cash equivalents at end of the year	9,278	7,366	9,283

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid during the year for:

Interest	84	129	29
Income taxes	37	38	57

Supplemental Disclosures of non-cash activity:

Purchase of property and equipment in credit	2,125	324	221
Right-of-use assets recognized with corresponding lease liabilities	506	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL

a.	General:

-
Eltek Ltd. ("the Company") was established in Israel in 1970, and its ordinary shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company". As of December 31, 2023, Eltek Europe GmbH is inactive.

-
The Company manufactures, markets and sells custom made printed circuit boards ("PCBs"), including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe, India and North America.

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

The Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2023 the Company had no debt. As of December 31, 2022, the Company was in compliance with these covenants.

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

-
As of December 31, 2023, the Company's working capital amounted to $16.9 million and its accumulated deficit amounted to approximately $4.8 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL (CONT.)

-
On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty. At the same time, and because of the declaration of war against Hamas, the clash between Israel and Hezbollah in Lebanon has escalated and there is a possibility that it will turn into a greater regional conflict in the future. As of March 2024, these events have had no material impact on the Company's operations.

The Company's commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, the Company cannot assure that this government coverage will be maintained or, if maintained, will be sufficient to compensate fully the damages incurred.

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

The Company sells goods directly and through its US subsidiary that functions as distributor. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

B.	Functional and reporting currency:

The Company’s functional currency is the New Israeli Shekel ("NIS"). Transactions denominated in foreign currencies are translated into NIS using the prevailing exchange rates at the date of the transaction. Gains and losses from the translation of foreign currency transactions are recorded in financial income or expenses.

In accordance with ASC 830, assets and liabilities are translated into the reporting currency using the exchange rate at the end of the year. Revenues and expenses are translated into the reporting currency using the average exchange rate for each quarter. Translation adjustments are reported separately as a component of accumulated other comprehensive income.

The functional currency of the Company's foreign subsidiaries is the local currency in which each subsidiary operates.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

C.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI"), are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI (2016 base) and the representative exchange rates are as follows:

		Exchange rate	Exchange rate
	Israeli CPI	of one US dollar	of one Euro
	Points	NIS	NIS

December 31, 2023	112.6	3.627	4.012
December 31, 2022	109.4	3.519	3.753
December 31, 2021	103.9	3.110	3.520

	%

December 31, 2023	3.0	3.1	6.9
December 31, 2022	5.3	13.2	6.6
December 31, 2021	2.8	(3.3)	(10.8)

D.	Use of estimates:

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

The activity in the expected credit loss allowance is as follows:

	Year ended December 31,
	2023	2022	2021

Opening balance	162	173	214
Provision for credit losses	100	-	3
Customers write-offs/collection during the year	-	-	(52)
Foreign currency translation adjustments	2	(9)	8

Closing balance	264	162	173

G.	Inventories:

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

J.	Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third‑party independent appraisals, as considered necessary. During the years ended December 31, 2023, 2022 and 2021, the Company did not record any impairment charges attributable to long-lived assets.

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

During the years ended December 31, 2023, 2022 and 2021, the Company recognized share-based compensation expenses related to employee share options in the amounts of $363, $250 and $203, respectively.

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

Expected volatility was calculated based on actual historical stock price movements. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. The Company paid dividends in 2022 and 2023 but has no plans to pay dividends in the foreseeable future. The assumptions used to determine the fair value of the share-based awards are management’s best estimates and involve inherent uncertainties and the application of judgment.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The following assumptions were used in the Black-Scholes option pricing model for the three-year period ended December 31, 2023:

	2023	2022	2021

Dividend yield	0%	0%	0%
Expected volatility	79%-80%	77%-78%	76%-79%
Risk-free interest	4.2%-4.8%	1.4%-4.0%	0.7%-1.3%
Expected term	6.25 years	6.25 years	6.25 years
Forfeiture rate	0%	0%	0%

M.	Revenue recognition:

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

Unbilled accounts receivables

In certain Company contracts, contractual billings do not coincide with revenue recognized on the contract. Unbilled accounts receivables are recorded when revenue recognized on the contract exceeds billings, pursuant to contract provisions, and become billable upon certain criteria being met. Unbilled accounts receivables, for which the Company has the unconditional right to consideration, totaled $38 and $10 as of December 31, 2023 and 2022, respectively, and are included in the accounts receivable balance.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.	Earnings per ordinary share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Options to purchase 151,000 shares of common stock at an average price of $8.8 per share were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

O.	Concentration of credit risk:

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. Cash is deposited with major financial institutions in Israel and the United States.

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

As of December 31, 2023, 2022 and 2021, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.

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

In accordance with ASU No. 2016-02, Leases (ASC 842), the Company determines if an arrangement is a lease and the classification of that lease at inception is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset.

ROU assets and lease liabilities are recognized at commencement date based on the present value of the remaining lease payments over the lease term. ROU assets are initially measured at amounts, which represent the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured based on the discounted present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The implicit rate within the operating leases is generally not reasonably determinable, therefore, the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.

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

In July 2023, the FASB issued ASU No. 2023-03, Presentation of Financial Statements (Topic 205), Income Statement-Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation-Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280-General Revision of Regulation S-X: Income or Loss Applicable to Common Stock (SEC Update) which enhances the transparency of stock based compensation and material nonpublic information at the time of a grant. The adoption of this ASU in the fourth quarter of fiscal 2023 had no material impact on the Company's consolidated financial statements.

V.	New accounting pronouncements not yet effective:

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

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

NOTE 3:-	CASH AND CASH EQUIVALENTS

	December 31,
	2023	2022

Denominated in U.S. dollars	1,218	2,334
Denominated in NIS	6,270	2,620
Denominated in Euro	1,790	2,412

	9,278	7,366

NOTE 4:-	SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposited in US Dollars and bear interest of 6.24% on average.

NOTE 5:-	INVENTORIES

	December 31,
	2023	2022

Raw materials	3,064	2,201
Work-in-progress	2,537	2,468
Finished goods	534	461

	6,135	5,130

During the years ended December 31, 2023, 2022 and 2021, the Company recorded inventory write-offs in the amounts of $80, $49 and $530, respectively. Such write-offs were included in cost of revenues.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2023	2022

Prepaid expenses	245	504
Receivables from government authorities	387	94
Others	302	188

	934	786

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:
Machinery and equipment	37,147	39,303
Equipment advanced payments	751	-
Leasehold improvements	9,251	9,117
Motor vehicles	72	74
Office furniture and equipment	790	777

	48,011	49,271
Accumulated depreciation:
Machinery and equipment	(29,367)	(32,131)
Leasehold improvements	(8,624)	(8,806)
Motor vehicles	(57)	(56)
Office furniture and equipment	(609)	(604)

	(38,657)	(41,597)

Depreciated cost	9,354	7,674

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 were $1,317, $1,541 and $1,781, respectively.

NOTE 8:-	CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Annual interest rate at
	December 31,	December 31,
	2022	2023	2022

Long-term debt from banks in NIS bears interest of Prime+1.5% to Prime+1.75%	6.25% - 6.5%	-	702

		-	702

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2023	2022

Accrued payroll including amounts due to government authorities	1,090	1,029
Provision for vacation and other employee benefits	1,921	1,742
Accrued expenses	631	401
Provision for contingent liabilities (Note 13c)	-	297
Other liabilities	2,047	664

	5,689	4,133

NOTE 10:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

	Annual interest
	rate at
	December 31	December 31,
	2022	2023	2022
Linkage terms:
NIS	6.25% - 6.5%	-	3,470
Euro		-	-
		-	3,470
Less - current maturities		-	(702)

		-	2,768

NOTE 11:-	EMPLOYEE SEVERANCE BENEFITS

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	EMPLOYEE SEVERANCE BENEFITS (CONT.)

For non-management employees, the Company deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon completion of one year of employment with the Company, it makes a one-time deposit with the pension fund for the remaining balance. The Company deposited to the individual pension fund according to section 14 of the Israeli severance pay law $698 and $685 in 2023 and 2022, respectively.

c.	Expenses (income) recorded in respect of the unfunded liability for employee severance payments for the years ended December 31, 2023, 2022, and 2021 were $3, $2 and $5, respectively.

NOTE 12:-	LEASES

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

a.	The components of operating lease costs were as follows:

	Year ended December 31,
	2023	2022	2021

Operating lease cost	1,188	1,340	1,397
Total net lease costs	1,188	1,340	1,397

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	LEASES (CONT.)

b.	Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2023	2022

Operating lease ROU assets	6,555	7,156
Operating lease liabilities, current	789	846
Operating lease liabilities, long-term	5,871	6,443
Weighted average remaining lease term (in years)	7.92	4.21
Weighted average discount rate	6.16%	5.58%

c.	Future lease payments under operating leases as of December 31, 2023, are as follows:

As of December 31, 2023

2024	1,133
2025	1,082
2026	1,000
2027	984
2028 - 2032	4,149

Total undiscounted lease payments	8,348
Less: imputed interest	(1,688)

Present value of lease liabilities	6,660

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

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

Environmental Related Matters

In connection with the change of control of the Company in 2013 that resulted from Nistec’s acquisition of a controlling stake in the Company, Israeli law required the Company to obtain a new business permit in order to continue operating its business. The Company submitted an application for this permit and received a permit until 2099. The new permit is subject to certain conditions, especially certain conditions imposed by the Israeli Ministry of Environmental Protection. Compliance with these conditions may be costly.

In March 2019, representatives of Israel’s Ministry of Environmental Protection (the “Ministry”) inspected the Company's premises and issued a warning related to an alleged breach of the Clean Air Law and a warning related to the Hazardous Materials Law (1993).

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

In July 2022, the Company received a notification from the Ministry about its intention to impose a penalty of approximately $0.1 million for an alleged breach of the Hazardous Materials Law (1993). Following a Company's response to the notification, the penalty was reduced by 40% and it was paid.

In January 2023, the Company received a notification from the Ministry that it intends to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. The Company paid this penalty and recorded a relevant expense in its financial statements. The Company filed an administrative appeal to reduce the penalty and get a refund for part of the paid penalty.

During 2022, the Company's permit providing for deviations from the standards for discharges into the municipal sewage system was extended. There can be no assurance that such extension will be granted in the future.

In October 2023, the Company received a notice from the Ministry regarding some suspicion of contamination of the soil from a drilling survey that was done in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited the Company's facility and informed the Company that an additional survey of the soil and groundwater in the facility area would be required.

Employee related matters

During 2019, lawsuits were filed by three employees alleging that they had suffered personal injuries during their employment and they are seeking aggregate financial compensation of approximately $121 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

During 2019, five additional employees notified the Company that they allegedly suffered personal injuries during their employment with the Company. Of these five employees, two are seeking compensation of $1.7 million and the others did not state their claim amount.

The above-mentioned claims were submitted to the Company’s insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period February 2019 through April 2023, three former employees filed lawsuits seeking additional payments in connection with their employment with the Company and subsequent termination. The aggregate amount claimed in the three lawsuits is approximately $380. The Company recorded a provision according to its legal advisor's opinion.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY

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

During 2021, 270,200 options were granted under the Plan and no options were exercised. During 2022, 28,000 options were granted under the Plan and 9,321 options were exercised. During 2023, 151,000 options were granted under the Plan and 171,015 options were exercised. The total fair value of the options granted is being recognized over a four-year vesting period.

As of December 31, 2023, options to purchase 375,156 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $6.49 per share. The share-based compensation expense related to employees' equity-based awards, recognized during 2023, 2022 and 2021 was $363, $250 and $203, respectively.

A summary of employee option activity under the Plan as of December 31, 2023 and changes during the year ended December 31, 2023 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2023	395,171	5.25	7.9	1
Granted	151,000	8.88	9.7	-
Exercised	171,015	4.84	5.5	-
Forfeited	-	-	-	-

Outstanding at December 31, 2023	375,156	6.49	8.1	2,799

Exercisable at December 31, 2023	119,625	4.68	6.6	1,108

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (CONT.)

The weighted-average fair value of options granted during the years ended December 31, 2023, 2022 and 2021 were $5.90, $2.67 and $5.59, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fourth quarter of fiscal 2023 and 2022 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company's share. As of December 31, 2023, there was approximately $1,235 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's share option plans. This cost is expected to be recognized over a period of up to 4 years.

NOTE 15:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2023	2023	2022
Numerator:
Profit attributable to Eltek Ltd shareholders	6,353	3,194	5,039

Denominator:
Denominator for basic profit per share weighted-average number of shares outstanding	5,902,447	5,847,911	5,840,357
Effect of diluting securities:
Employee share options	54,041	-	28,205

Denominator for diluted profit per share - adjusted weighted average shares and assumed exercises	5,956,488	5,847,911	5,868,562

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2023	2022	2021

Customer A - Sales of manufactured products	13.7%	18.7%	21.2%
Customer B - Sales of manufactured products	14.0%	9.2%	7.9%

b.	Revenues by geographic areas:

Israel	26,735	21,980	18,965
North America	5,198	6,081	6,686
Netherlands	5,673	3,417	4,198
India	6,480	5,925	1,825
Others	2,609	2,247	2,149

	46,695	39,650	33,823

NOTE 17:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2023	2022	2021

Interest on long-term bank loans	84	129	30
Interest on bank deposits	(148)	-	-
Bank charges	38	53	45
Foreign exchange loss (gain), net	(375)	(1,024)	413
Other financing expenses (income), net	(21)	(45)	-

	(422)	(887)	488

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME

a.	Tax laws applicable to the Company:

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

The Law for the Encouragement of Industry (Taxation), 1969:

The Company has the status of an "industrial company", as defined by this law. According to this status and by virtue of regulations published thereunder, the Company was entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law. The Company is also entitled to amortize a patent or rights to use a patent or intellectual property that are used in the enterprise's development or advancement, to deduct issuance expenses for shares listed for trading, and to file consolidated financial statements under certain conditions.

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

2.	The tax rates of the Company's non-Israeli subsidiaries is 21%.

c.	Carryforward losses for tax purposes:

As of December 31, 2023 the Company's carryforward operating losses for tax purposes were approximately $5.3 million. Carryforward capital losses for tax purposes were approximately $9.5 million.

The Company's carryforward losses for tax purposes and tax credits carryforward do not have expiration dates.

d.	Income tax assessments:

The Company files its income tax return in Israel. Eltek Europe files its income tax returns in Germany and Eltek USA files its income tax return in the United States.

In Israel, the Company has received final tax assessments through the 1995 tax year. Assessments through the 2018 tax year are considered final due to statute of limitations. The Israeli tax returns of the Company may be audited by the Israeli Tax Authorities for the tax years beginning in 2019.

Eltek Europe has received final tax assessments through the 2013 tax year. The tax returns of Eltek Europe remain subject to audit for the tax years beginning in 2015. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2020.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME (CONT.)

e.	Profit before tax and taxes on income included in the consolidated statements of comprehensive income:

	Year ended December 31,
	2023	2022	2021

Income before income tax expense:
Israel	7,557	3,682	1,330
Foreign jurisdictions	160	176	172

	7,717	3,858	1,502

Current tax expense:
Israel	-	-	-
Foreign jurisdictions	41	35	57

	41	35	57

Deferred taxes (income) expenses:
Israel	1,323	629	(3,594)

	1,323	629	(3,594)

Income tax (benefit) expense, net	1,364	664	(3,537)

f.	Reconciliation of the theoretical income tax benefit to the actual income tax expense:

A reconciliation of the theoretical income tax benefit, assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2023	2022	2021

Income before income tax expense as reported in the consolidated statements of comprehensive income	7,717	3,858	1,502

Statutory tax rates	23%	23%	23%

Theoretical tax expense calculated	1,775	887	345

Losses and other items for which a valuation allowance was provided (released)	-	-	(3,563)
Realization of carryforward tax losses for which valuation allowance was provided	-	-	(261)
Tax benefit arising from "Preferred enterprises"	(532)	(262)	(93)
Foreign tax rate differential in subsidiaries	(3)	(4)	17
Non-deductible items and others	124	43	18

Total	(411)	(223)	(3,882)

Income tax (benefit) expense	1,364	664	(3,537)

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME (CONT.)

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2023	2022

Deferred tax assets:

Net operating loss carryforwards (in Israel)	849	2,284
Capital loss carryforwards (in Israel)	2,190	2,258
Reserves and other	99	274

Total gross deferred taxes	3,138	4,816

Less valuation allowance	(2,190)	(2,258)

Deferred tax assets, net	948	2,558

Deferred tax liabilities:

Undistributed income of subsidiaries	(76)	(326)
Property and equipment	(648)	(635)

Total deferred tax liabilities	(724)	(961)

Net deferred tax assets (liabilities)	224	1,597

The Company has net operating loss carryforwards for tax purposes of approximately $5.9 million, which may be carried forward indefinitely. For the year ended December 31, 2020, the Company established a valuation allowance for deferred tax assets as it was unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized. As of December 31, 2021, the Company concluded that realization of net deferred assets is more likely than not as required by ASC 740. The Company considered both positive and negative factors. Positive factors include the Company's profit before tax for 2021 and cumulative positive taxable income in recent years, the fact that losses are indefinite in expiration and to a lesser extent, projections for taxable income in the near term. Negative factors considered include the Company's operating losses in earlier years. Weighing all the above, the Company concluded that it is more likely than not that taxable income will be generated and released entirely the valuation allowance related to the accumulated losses and long-term tax receivables.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	TAXES ON INCOME (CONT.)

h.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2023, 2022 and 2021, the Company did not have any unrecognized tax positions and thus, no interest and penalties related to unrecognized tax positions were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

NOTE 19:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments on December 31, 2023 and 2022, consisted of cash and cash equivalents, short-term bank deposits, trade and other accounts receivable, other current assets, long-term loans provided by financial institutions, and trade and other payables. The carrying amounts of the financial instruments, approximate fair value due to their short maturity.

These consolidated financial statements do not include any nonrecurring fair value measurements relating to assets and liabilities for which the Company has adopted the provisions of ASC Topic 820.

NOTE 20:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, the controlling shareholder of the Company, is also a customer of the Company. The Company sells products to Nistec, pays management fees to Nistec and purchases certain services from Nistec. The Company's transactions with Nistec were carried out on an arm's-length basis.

a.	Balances with related parties:

	December 31,
	2023	2022

Trade accounts receivable	139	151
Trade accounts payable	48	30

b.	Transactions with related parties:

	Year ended December 31,
	2023	2022	2021

Revenues	769	618	682
Purchases, general and administrative expenses	550	433	334

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers. The Company sells PCBs to Nistec based on its standard pricing, which may be subject to a discount of up to ten percent (10%). Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

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

Management fees - In September 2019, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the terms of the amended Management Agreement. This amended Management Agreement was approved by the Company's shareholders in the annual general meeting, held on December 5, 2019. Nistec is entitled to a monthly management fee of NIS 90 ($28).

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

In addition, the Company's shareholders in the annual general meetings held on December 5, 2019, October 29, 2020 and August 31, 2022 approved the following:

a.	The extension of the Directors and Officers' Indemnity Agreement with Mr. Yitzhak Nissan.
b.	The extension of the Exculpation Letter with respect to Mr. Nissan for an additional three (3) year period
c.	The application of the Company’s directors and officers' liability insurance policy with respect to Mr. Nissan
d.	The revised terms of employment of Mr. Nissan's daughter who is employed by the Company as a special project manager.

NOTE 21:-	SUBSEQUENT EVENTS

On February 15, 2024 the Company completed an underwritten public offering of 625,000 ordinary shares at a public offering price of $16.00 per share, for gross proceeds of $10,000,000, before deducting underwriting discounts and offering expenses.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD.

By:	/s/ Eli Yaffe
Name:	Eli Yaffe
Title:	Chief Executive Officer

By:	/s/ Ron Freund
Name:	Ron Freund
Title:	Chief Financial Officer

Dated: March 26, 2024