Form 20-F
period 2024-12-31
ELTEK LTD
filed 2025-04-08
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

For the fiscal year ended December 31, 2024

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

6,714,040 Ordinary Shares, nominal value NIS 3.00 per share (as of December 31, 2024)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐       Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐       No  ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-266346) and on Form S-8 (Registration No. 333-233958).

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

Our functional currency is the New Israeli Shekel while our reporting currency is the U.S. Dollar. All references in this annual report to “dollars” or “$” are to U.S. Dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date as published by the Bank of Israel ($1.00 = NIS 3.647 as of December 31, 2024), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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

i

TABLE OF CONTENTS

		Page No.
PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	[RESERVED]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4.	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
B.	Business Overview	23
C.	Organizational Structure	28
D.	Property, Plants and Equipment	29
ITEM 4A.	UNRESOLVED STAFF COMMENTS	29
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A.	Operating Results	29
B.	Liquidity and Capital Resources	32
C.	Research and Development, Patents and Licenses	34
D.	Trend Information	34
E.	Critical Accounting Estimates	34
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
A.	Directors and Senior Management	35
B.	Compensation	38
C.	Board Practices	39
D.	Employees	37
E.	Share Ownership	38
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	50
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
A.	Major Shareholders	51
B.	Related Party Transactions	51
C.	Interests of Experts and Counsel	54
ITEM 8.	FINANCIAL INFORMATION	54
A.	Consolidated Statements and Other Financial Information	54
B.	Significant Changes	55
ITEM 9.	THE OFFER AND LISTING	55
A.	Offer and Listing Details	55
B.	Plan of Distribution	55
C.	Markets	55
D.	Selling Shareholders	55
E.	Dilution	55
F.	Expense of the Issue	55

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

Risks Related to Our Business and Our Industry

•	We may require additional capital in the future, which may not be available to us.

•	We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

•	Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

•	Rapid changes in the Israeli and international electronics industries and recessionary pressures may adversely affect our business.

•	Our products and product components need to meet certain industry standards.

•	Key customers account for a significant portion of our revenues. The loss of a key customer would have an adverse impact on our financial results.

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

•
We have in the past been subject to claims and litigation relating to environmental matters.  If we are found to be in violation of environmental laws, we could be liable for damages and costs of remediation and may be subject to a halt in production, which may adversely affect our business, operating results and financial condition.

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

•
We may become subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite to our ability to work on classified contracts for the U.S. government.

•	We may encounter difficulties with our international operations and sales that may have a material adverse effect on our sales and profitability.

•
Compliance with the conditions of our business permit issued to us in 2024, may be costly. We may become subject to certain sanctions, including significant fines, criminal proceedings and in an unlikely event an order shutting down our factory.

•	Damage to our manufacturing facilities due to fire, natural disaster, or other events could materially adversely affect our business, financial condition, insurance premiums and results of operations.

•	We are vulnerable to the general economic effects of epidemics, pandemics and other public health crises, such as the COVID-19 pandemic which began in 2020.

•	Our quarterly operating results may fluctuate significantly. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

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

•
We may fail to maintain effective internal control over financial reporting, which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

•	We are required to comply with “conflict minerals” rules which impose costs on us, may make our supply chain more complex, and could adversely impact our business.

•	Increased regulation associated with climate change and greenhouse gas emissions could impose significant additional costs on operations.

•
Obstacles in our planned transition to a new enterprise resource planning system may adversely affect our business and results of operations and the effectiveness of our internal control over financial reporting.

•	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

•	Technological change may adversely affect the market acceptance of our products.

•	The measures we take in order to protect our intellectual property may not be effective or sufficient.

•	Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs.

•	We are affected by increasing global inflation and higher interest rates which may increase our cost of goods and services and borrowing costs.

Risks Related to Our Human Capital

•	If our workforce will be represented by a labor union, we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

•	From time to time, we may be named as a defendant in actions involving the alleged violation of labor laws.

•
Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

•	We depend on key personnel for the success of our business.

•	Our ability to maintain our directors’ and officers’ insurance may be curtailed, which may adversely affect our ability to retain and attract directors and officers.

Risks Related to Our Ordinary Shares

•	Our share price has been volatile in the past and may continue to be susceptible to significant market price and volume fluctuations in the future.

•	The voting interest of our controlling shareholder may conflict with the interests of other shareholders.

•	We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

•	Despite the Company’s adoption of a dividend distribution policy, we do not guarantee that dividends will continue to be distributed in the future.

Risks Related to Our Organization and Location in Israel

•
Political, economic and military instability in Israel, including due to the Israel-Hamas war and other terrorist organizations’ attacks against Israel in the past 18 months, may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

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

As of December 31, 2024, we had $17.2 million in cash and cash equivalents and short-term bank deposits and working capital of $25.8 million. In February 2024, we completed an offering of 625,000 of our ordinary shares and raised $10 million before expenses. The lack of sufficient working capital in the future could negatively impact our ability to compete effectively in the future or to expand our production facilities, including with respect to our investment plans. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) ability to obtain additional, lines of credit and long-term loans from banks and other lenders. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future.

As of December 31, 2024, we did not have any outstanding long-term loans from banks and had unutilized revolving lines of credit aggregating NIS 8.7 million (approximately $2.4 million). These credit facilities may not remain available to us in the future. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

The proper function of our manufacturing equipment is an important element in our effectively operating our business. We own and use several unique manufacturing machines, some of which are aging and sometimes malfunction, causing disruptions and occasionally even cessation of our manufacturing activities, which adversely affects our business. Although we are currently implementing an investment plan to replace the majority of the aging machinery, it is possible that additional funds will be required to repair or replace other production machinery, for which replacements or replacement parts may not be readily available to us. Machinery failure could cause a cessation of our manufacturing activities for a significant period of time, which may have a material adverse effect on our business, financial condition and results of operations.

Key customers account for a significant portion of our revenues. The loss of a key customer would have an adverse impact on our financial results.

In the years ended December 31, 2024, 2023 and 2022, a group of affiliated companies accounted for 8.3%, 13.7% and 18.7% of our total revenues, respectively, and another group of affiliated companies accounted for 15.5%, 14.0% and 9.2% of our total revenues, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. If we are unable to retain our key customers, or maintain our level of business with such customers, or, if we are unable to attract sufficient new business to compensate for the loss of or reduction in business from any of our key customers, our results of operations and financial condition would be adversely affected.

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

As the majority of PCB manufacturing is centered in South East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the year ended December 31, 2024, our purchases from two (2) suppliers accounted for 22% and 20% of our total of consolidated raw material costs, respectively. In the event such raw materials are not readily available to us, we may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

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

We have numerous competitors in the European and North American markets.  Many of these competitors have significantly greater financial and marketing resources than us. Our current competition in the rigid PCB segment is mainly from PCB manufacturers in Southeast Asia (mainly in China), which have substantially lower production costs than us.  Continued competitive pressures could cause us to lose significant market share.

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

Our revenues and expenses are denominated in NIS, US dollars and Euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The NIS value of our dollar and euro denominated revenues are negatively impacted by the devaluation of the dollar and the euro against the NIS. The average exchange rate for the NIS against the dollar was approximately 0.3% higher in 2024 than in 2023, which did not have material impact on our operating results in 2024. If the NIS value of our dollar or Euro denominated revenues decreases, our results of operations will be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar or other foreign currencies.

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

The impact of the ongoing Israel-Hamas war could impede our ability to operate and develop, manufacture and deliver products and components and harm our business and financial results.

In October of 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attacks, Israel’s security cabinet declared war against Hamas and commenced a military campaign. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. During November 2024, a ceasefire in Lebanon was declared. During January 2025, Israel and Hamas agreed to a Gaza three-phase ceasefire agreement and partial hostage release, the first six-week phase of such ceasefire began on January 19, 2025. On March 18, 2025 the ceasefire ended with the resumption of the war between Israel and Hamas, with Houthi airstrikes on Israel resuming shortly thereafter. It is possible that these hostilities will escalate in the future into a greater regional conflict, and that additional terrorist organizations and countries will actively join the hostilities. The ongoing and revived hostilities in the region could prevent or delay shipments of our products, harm our operations and product development and cause our sales to decrease. In the event that the hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected. The war could also result in parties with whom we have agreements involving performance in Israel, such as imported machine technicians, claiming that they are not willing or obligated to perform their commitments in Israel, under those agreements, pursuant to force majeure provisions in such agreements.

Further, there have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. An inability to receive supplies and materials, shortages of materials or difficulties in procuring our materials, among others, may adversely impact our ability to manufacture our products in a timely manner. Although the resulting sanctions and any related market disruptions are impossible to predict, they could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale.

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

In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries, and new and/or increased tariffs have subjected, and may in the future subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations.  We cannot predict future trade policy and regulations in the United States and other countries, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on our business. An escalated trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or components or materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of our products may be adversely affected and the demand from our customers for products and services may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements, or tariffs, our capital and operating costs may increase.

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

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

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

In July 2022, we received a notification from the Israeli Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.1 million for an alleged breach of the Hazardous Materials Law (1993). We submitted a response to the notification and asked that the penalty be reduced by 40%. In June 2023, the Ministry of Environmental Protection decided to partially accept our request and reduced 20% of the amount of the financial sanction. We paid the penalty following the reduction.

In January 2023, we received a notification from the Ministry of Environmental Protection that it intends to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. We have paid this penalty and recorded a relevant expense in our financial statements. We filed an administrative appeal to reduce the penalty and to obtain a refund for part of the penalty we paid. In February 2024, the court hearing the administrative petition ruled that we should receive a refund of 10% of the amount of the penalty we paid. Such refund was received and recorded.

In October 2023, we received a notice from the Ministry regarding some suspicion of contamination of the soil from a drilling survey that was performed in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited our facility and informed us that an additional survey of the soil and groundwater in the facility area would be required. We are still in discussions with the Ministry regarding the need for such survey and if deemed required, the scope thereof.

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

We received final approval from the Israel Innovation Authority (“IIA”) for a 40%, royalty bearing participation in an approximately $800,000 one-year development program which started in January 2023. The program was extended for an additional period of 20 months until September, 2025. This R&D program is meant to enable us to achieve a significantly faster production rate in certain stages of our manufacturing process, which will also drastically reduce scrap at these stages. There can be no assurance that the R&D program will succeed in achieving its goals or that all pre-defined benefits will be attained, thus any additional grants are not guaranteed.

Rapid changes in the electronics industry and recessionary pressures may adversely affect our business.

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

We may become subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite to our ability to work on classified contracts for the U.S. government.

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

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and Information Technology, or IT, infrastructure and our products and services through cyber-attack, malware, computer viruses and other means of unauthorized access, which could also impact the operation of our products and services. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the global PCB industry. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. In response to past threats and attacks, we have implemented further controls and taken preventive actions. We also plan to further strengthen our IT infrastructure against future attacks. However, we cannot assure that such measures will provide absolute security, that we will be able to react in a timely manner in the future, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

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

On June 14, 2022, a fire broke out in one of the production rooms in our plant in Petach-Tikva. We were able to contain the fire without any injuries and subsequently completed the repair of the damaged line and our manufacturing capacity returned to normal levels. We received compensation from our insurance company regarding the damages we incurred.

We are vulnerable to the general economic effects of epidemics, pandemics and other public health crises, such as the COVID-19 pandemic.

Although public health and quarantine conditions appear to have lifted in the majority of countries globally, uncertainty remains regarding the emergence of additional strains of COVID-19 and whether governments and health authorities around the globe will be forced to implement the same or similar quarantine measures as utilized previously. The reimplementation of quarantine, lockdowns, or other measures in response to COVID-19 could significantly increase the expenses we incur for precautionary protective measures, as well as the costs we incur due to operational disruptions. For example, we may be required to limit the number of employees working based on our physical space or our production capabilities may suffer due to shortages in raw material.  Any of the foregoing factors could have an adverse effect on our business, financial condition and operating results.

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

Our current enterprise resource planning system (“ERP”) is designed to improve the efficiency of our supply chain and financial transaction processes, accurately maintain our books and records, and provide information important to the operation of the business to our management team. Our system is no longer being fully supported by its developer and the hardware on which the ERP runs and the operating system of the hardware are at high risk of not being supported in the near future. We started the process of replacing our ERP system; however, it will take at least 18 months until such new system will be operative. Any significant disruption or deficiency in our ERP could have a material adverse effect on our ability to fulfill and invoice customer orders, apply receipts, place purchase orders with suppliers, and make disbursements, and could negatively impact data processing and electronic communications among business locations, which may have a material adverse effect on our business, consolidated financial condition or results of operations.

We may fail to maintain effective internal control over our  financial reporting which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Global inflation and high interest rates pose a significant risk factor to our company. The rise in inflation may lead to an increase in the cost of goods and services and affect our sales and revenues.

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

Risks Related to Our Human Capital

If our workforce will be represented by a labor union, we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

Our employees have previously sought to establish an employees’ union committee, which effort was soon after dissolved. If our employees are represented by a union in the future, we could incur additional costs, experience work stoppages, either of which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers. Strikes and work stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work stoppages and such strikes or work stoppages occur, these may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers in a timely manner.

From time to time, we may be named as a defendant in actions involving the alleged violation of labor laws.

From time to time, we are involved in labor related legal proceedings arising from the operation of our business.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition clauses in the employment agreements with most of our employees who have knowledge critical to our operations. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors.  Recently, Israeli labor courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company’s intellectual property).  In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that we would be harmed.

We depend on key personnel for the success of our business.

Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel. In addition, there is significant competition for employees with technical expertise in our industry.  In order to succeed we would need to be able to:

•	retain our executive officers and key technical personnel;

•	attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and

•	attract and retain highly skilled operations, marketing and financial personnel in order to grow our business.

We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel.  If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

Our ability to maintain our directors’ and officers’ insurance may be curtailed, which may adversely affect our ability to retain and attract directors and officers.

In recent years we have experienced difficulties in obtaining directors’ and officers’ insurance on reasonable terms as result of a tightening insurance market. If we are unable to continue to obtain directors & officers’ insurance or in limits of coverage sufficient to satisfy our indemnification obligations to our directors and officers, we may be unable to retain such directors and officers and have limited ability to attract replacements.

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

Mr. Yitzhak Nissan, our Chairman of the Board and the controlling shareholder of Nistec Golan, beneficially owned 52.5%% of our outstanding ordinary shares as of March 4, 2025. Accordingly, Mr. Nissan and Nistec Golan have the ability to exercise a significant influence over our business and affairs and generally have the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions.  Mr. Nissan and Nistec Golan may make decisions regarding Eltek and our business that are opposed to other shareholders’ interests or with which other shareholders may disagree. Nistec Golan’s and Mr. Nissan’s voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders.

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” (“PFIC”). Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in “United States Federal Income Taxation”) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2024 tax year. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read “United States Federal Income Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We cannot assure you that we will continue to pay dividends in the future.

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

In April 2025, our board of directors declared another cash dividend in the amount of $0.19 per share, and in the aggregate amount of approximately $1.3 million. The dividend is scheduled to be paid on April 29, 2025, in US dollars, to all of the Company’s shareholders of record as of April 22, 2025.

The distribution of dividends is limited by the Israeli Companies Law, according to which, a company may distribute dividends out of its Profits (the “Profitability Threshold”), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due (the “Solvency Threshold”). The distribution amount is limited to the “Profits”. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. The Profitability Threshold and the Solvency Threshold are cumulative and our company is required to meet both thresholds in order to be able to distribute dividends. Notwithstanding the foregoing, dividends may be paid even if not out of Profit, with the approval of a court, provided that the company can demonstrate that the Solvency Threshold is met. An equity repurchase is generally treated as a deemed dividend for purposes of the aforementioned limitations on dividend distributions. However, since our company is listed on an exchange outside of Israel, even if we lack the requisite Profit, we do not need to seek court approval for an equity repurchase, provided that we notify our creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate court proceedings to review the terms of repurchase. If within 30 days of such notification creditors do not file an objection, we may proceed with the repurchase without obtaining court approval.In the event cash dividends are declared, such dividends will be subject to applicable Israeli withholding taxes. For additional information, see Item 10E. “Additional Information – Taxation – Taxation of Gains Upon Disposition of, and Dividends Paid on, our Ordinary Shares.”

Risks Related to Our Organization and Location in Israel

Political, economic and military instability in Israel, including due to the Israel- Hamas War, may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

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

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Since the initial attack against Israel, and throughout 2024, Hamas continued to launch extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attacks, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty; large-scale call-ups continued until a three-phase cease-fire was reached in January 2025, including a partial hostage release. The first six-week phase of such ceasefire began on January 19, 2025. On March 18, 2025 the ceasefire ended with the resumption of the war between Israel and Hamas.

In addition, since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran who joined the hostilities against Israel by firing hundreds of drones, ballistic missiles and guided missiles to Israel causing further uncertainty in the region. Iran’s nuclear program and Iran’s targeted cyber-attacks against Israeli entities continue to be a threat. During November 2024, a ceasefire agreement was reached between Israel and Hezbollah with sporadic breaches. It is possible that these hostilities will escalate in the future into a greater regional conflict and that additional terrorist organizations, including Hezbollah and the rebels in Syria. In addition, in December 2024, Syrian Islamist rebel forces seized control of Syria, and the Assad regime collapsed, adding additional instability to the region.

Currently, our offices are open and functioning as usual. In addition, we hold the status of an Essential Enterprise as designated by the Israeli government, granting us permission to operate around the clock, 365 days a year, as needed, and therefore is generally permitted to continue operations, though it may be subject to certain restrictions in the event any limitations are placed on movement and travel, and our management and employees’ ability to effectively perform their daily tasks might be temporarily disrupted, which may result in delays in some of our projects.

We currently have a sufficient supply of materials for our regular operations. While there may be some possible delays in supply, we do not currently anticipate such delays to be material to our operations. However, if the war resumes and continues for a significant amount of time, this situation may change.

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

Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements, when necessary, in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Manufacturers of machinery that require factory installation have sometimes refused to send technicians for installation. Furthermore, several countries and companies restrict business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

If the resumed Israel – Hamas war expands to other fronts, such as Syria and the West Bank, our operations may be harmed. As the ongoing conflict continues to evolve and develop, it could disrupt our business and operations, and adversely affect our ability to raise additional funds or sell our securities, among other impacts.

Further, Israel has held five general elections between 2019 and 2022, and prior to the Hamas attack in October 2023, the Israeli government had been pursuing legislative changes, which, if adopted, will alter the current state of separation of powers among the three branches of government and, as a result, have sparked a considerable political debate. Many individuals, organizations, and institutions, within and outside of Israel, voiced concerns over the potential negative impacts of such changes and the controversy surrounding them on the business and financial environment in Israel. Such negative impacts may include, among others, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could adversely affect the conditions in which we operate and potentially deter foreign investors and organizations from investing or transacting business with Israeli-based companies. Until recently, these initiatives have been substantially put on hold, but in the past few months there has been renewed interest in the government to revert to promoting such initiatives; if such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, or if any of the foregoing negative impacts were to materialize, it may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

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

A.          History and Development of the Company

We were incorporated under the laws of the State of Israel on January 1, 1970. We are a public limited liability company under the Israeli Companies Law, and operate under that law and associated legislation. Our registered offices and principal place of business are located at 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach-Tikva 4927920, Israel and our telephone number is +972-3-9395023.  Our website is www.nisteceltek.com.  The information on our website is not incorporated by reference into this annual report.

We manufacture and supply technologically advanced custom-made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe, North America and Asia. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high‑technology industries.  Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs.

We design and develop innovative manufacturing solutions pursuant to complex interconnect requirements of original equipment manufacturers, and provide our customers with a wide range of custom designed PCBs, including complex rigid, double-sided and multi-layer PCBs as well as flexible circuitry (flex and flex-rigid boards) made of several types of high-performance base material.  To complement our quick-turnaround, prototype, pre-production and low to medium volume production capability and provide our customers with single source service, we also act as a supplier for the importation of PCBs from South East Asia when customers require high volume production runs, although such activity was not significant in recent years.

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

During the three years ended December 31, 2024, we invested approximately $15 million in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $10 million in capital expenditures in 2025, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities. We intend to finance these expenditures with cash flow from operations and our cash balances. Our ability to satisfy our cash needs and implement our capital allocation strategy depends on our ability to generate cash from operations and to access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. In addition to cash on hand, we sometimes rely on external financing to help satisfy our cash needs. However, various factors affect external financing, including general market conditions, interest rate fluctuations, and operating results. Consequently, external financing may not be available on acceptable terms or at all.

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

Backplanes.  Backplanes are large, high-density circuit boards with design features such as tight tolerance finished hole sizes that require precise process controls.  These products are commonly known as motherboards. On the motherboards, there are connectors which are mounted to receive and interconnect other PCBs and they can be found primarily in telecommunications applications.

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

Decreasing concentration of global PCB production in Asia. During the past decade, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool.  In particular, the trend has favored China, which according to industry sources has the largest PCB market in terms of both revenue and number of suppliers. The overall technical capability of suppliers in China has improved dramatically in recent years, and China has emerged as a global production center for cellular phones, smartphones, tablet PCs, computers and computer peripherals, and high-end consumer electronics.  However, in recent years, there has been a growing trend of companies shifting their PCB production back to Western countries. This trend is driven by several factors including increasing labor costs in traditional manufacturing hubs, concerns over supply chain disruptions and quality control, concerns over IP theft and security issues and a desire to enhance supply chain resilience. We believe that the trend towards reshoring PCB production presents an opportunity for companies in Western countries, such as ours, to tap into the growing demand for high-quality electronics and capture a greater share of the global PCB market.

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

Shortage of key raw materials. PCB manufacturers obtain their key raw materials from a few suppliers. Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of PCB products and may result in the cancellation of orders for our products. If a raw material or component supplier fails to satisfy our product quality standards, including standards relating to “conflict minerals” it could harm our customer relationships.  Furthermore, if we are unable to identify an alternative source of raw material or component supplier, we may have to modify our products or a large portion of our production process to use a substitute raw material, which requires customers’ consent of use of such materials and which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products. In addition, price increases for our principal raw materials may materially affect our operating margins and future profitability.

Introduction of new disruptive technologies. The traditional PCB production method is the burning method, in which most of the copper is burned onto the surface on the basis of a defined mold, at the end of which the desired processor picture is obtained. In recent years, a new technology has been introduced, the mSAP/SAP, an additive method, in which the copper in the photolithographic processes is enlarged on the basis of a predefined mold. The advantage of this production method is the ability to utilize a limited path area on which are compressed a large number of processors with a conductor space/width of less than 25 microns. These new semi-additive and fully additive technologies for ultra-dense (1/1 mil line/space) topography are gaining traction and are affecting the conventional industries including us. If found to be cost effective and reliable we may need to adopt such production capabilities in the future.

Manufacturing and Engineering Processes

Continued significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry. During the three years ended December 31, 2024, we invested approximately $15 million in machinery and equipment for that purpose.

Manufacturing Capabilities. We have the capability to manufacture PCBs having up to 40 layers, flex-rigid boards consist of blind and buried vias and designs using materials as thin as 1 mil.  We receive orders for production with turnaround times of generally between several days to two months. We are able to produce short runs of five to 30 units of simple type PCBs within four to five working days, and a few hundred units within ten working days, and are capable of producing such number of boards within five working days when production line scheduling permits.

During 2018 we incurred water damage to two electrical testing systems in our production facility. We were not able to reach an agreement for the damage and the payment from the insurance company on our insurance claim; therefore, we filed a claim with the Israeli court. We cannot be sure that such legal proceedings in this matter will be successful.

During 2024, we invested in machinery and equipment, including new solder mask application department, expansion of cooling and air infrastructure, a press system, a final clean machine, a CCD-equipped routing machine, a CCD-equipped drilling machine and 4 CCD-equipped drilling machines, and made payments for machinery scheduled to arrive in 2025, consisting mainly of new plating lines.

In the beginning of 2022, we decided to accelerate our investment program in machinery and equipment. The program includes investments in new production lines as well as in infrastructure in order to enable us to increase our production capabilities as well as our efficiency. The program includes investments of $15 million and its implementation is expected to conclude by the second quarter of 2026. We expect that the program will allow us to increase our yearly sales by $10-15 million, based on the continuity of the increased demand for our products. Due to the complexity of the investment program, we may encounter delays in the schedule and the completion of our investments.

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

Advanced Finishing Capabilities for Dense Packaging Designs. We provide a wide assortment of alternative surface finishes, including hot air solder leveling, E-less nickel (ENIG), E- less nickel & palladium (ENEPIG), hard& soft electrolytic gold, immersion silver, outsource nickel/palladium/gold and immersion tin, for component soldering.

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

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2024, 2023 and 2022, the primary industries for which we produced PCBs were defense and aerospace equipment (65%, 50.7% and 48.7% of production, respectively), medical equipment (6%, 7.3%, and 8.0% of production, respectively), industrial equipment (13%, 14.4% and 7.1% of production, respectively), distributors, contract electronic manufacturers and others (16%, 26.7% and 45.6% of production, respectively).

Customers.  During the year ended December 31, 2024, we provided PCBs to approximately 123 customers in Israel and approximately 72 customers outside of Israel. Our customers outside of Israel are located primarily in North America, the Netherlands, India, Italy, Romania and Uruguay.  Sales to non-Israeli customers were $15.8 million (34 % of revenues) for the year ended December 31, 2024, $20 million (42.7% of revenues) for the year ended December 31, 2023 and $17.7 million (44.6% of revenues) for the year ended December 31, 2022. In the years ended December 31, 2024, 2023 and 2022, a group of affiliated companies accounted for 8.3%, 13.7% and 18.7%, of our total revenues, respectively, and another group of affiliated companies accounted for 15.5%, 14% and 9.2% of our total revenue, respectively.

Marketing. We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies. We currently have twelve persons involved in sales, of which eleven persons are located in Israel and one person is located in the United States. In North America, we market and sell our products through Eltek USA as well as through independent local sales representatives. PCB trading and manufacturing companies act as distributors of our products in the Netherlands, Italy, and South Africa.  In India, we market our products through a local sales representative. We maintain technical support services for our customers worldwide. We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of five persons.

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

We, like most PCB manufacturers, generally obtain our key raw materials from a few suppliers. Any delays in delivery of or shortages in these raw materials could interrupt and delay manufacturing of PCB products and may result in the cancellation of orders for our products. If a raw material or component supplier fails to satisfy our product quality standards, including standards relating to “conflict minerals” it could harm our customer relationships. Furthermore, if we are unable to identify an alternative source of raw material or component supplier, we may have to modify our products or a large portion of our production process to use a substitute raw material, which requires customers’ consent of use of such materials and which may cause delays in production and shipments, increased design and manufacturing costs and increased prices for our products.

Competition

The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue and even intensify. The global PCB industry is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market for complex Rigid-Flex, multi lamination HDI, RF boards and Mixed-material multi-layer PCBs. In the Israeli market, we mainly compete with the Israeli firm PCB Technologies Ltd., and few major PCB trading companies like Fineline, NCAB and others. The trading companies are importing PCBs mainly from Asia, and some from North America and Europe. In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy), Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market, we mainly compete with TTM, Inc. (previously known as DDi Corp and Viasystems), KCA Electronics Inc., Lenthor Engineering, Printed Circuits, Inc. and APCT. Many of these competitors have significantly greater financial, technical and marketing resources than us.  Although capital requirements are a significant barrier to entry for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights.  Our competition in the rigid PCB segment is coming mainly from PCB manufacturers in the Far-East (mainly in China), which have substantially lower production costs than us. Continued competitive pressures could cause us to lose market share and reduce prices.

Backlog

Due to the costs involved, our customers are increasingly reluctant to maintain inventory and refrain from placing orders significantly in advance. Accordingly, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Our backlog at December 31, 2024 was approximately $23.1 million compared to a backlog of approximately $18.1 million at December 31, 2023. We expect to deliver most of our December 31, 2024 backlog in 2025.  We include in our backlog all purchase orders scheduled for delivery within the next 18 months.

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

On July 18, 2022, we received a notification from the Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.1 million for an alleged breach of the Hazardous Materials Law (1993). We have filed a request to reduce the amount of the penalty. In June 2023, the Ministry of Environmental Protection decided to partially accept our request, reducing 20% of the amount of the financial sanction. We paid the penalty following the reduction.

In January 2023, we received a notification from the Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. We have paid this penalty and recorded a relevant expense in our financial statements. We filed an administrative appeal to reduce the penalty to obtain a refund for a portion of the penalty. In February 2024, the court hearing the administrative petition ruled that we should receive a 10% refund of the amount of the penalty that we paid. Such refund was received and recorded.

In October 2023, we received a notice from the Ministry regarding some suspicion of contamination of the soil from a drilling survey that was performed in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited the Company's facility and informed us that an additional survey of the soil and groundwater in the facility area would be required. We are still in discussions with the ministry regarding the need for, and scope of, such a survey.

If we are found to be in violation of environmental laws in the future, we could be liable for fees, damages, costs of remedial actions and a range of potential penalties and could also be subject to revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations.

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

D.          Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach-Tikva, Israel. In 2020, we signed an amendment to the lease agreement which extend the lease contract until February 2027 with a 7% increase in rent, with an option to extend the lease for an additional five years period with an additional 3% increase in rent, which will expire in February 2032.  In the year ended December 31, 2024, we incurred $1.05 million of leasing expenses for these premises. As part of our growth strategy, during 2024, we built new workspaces in the building to free up space for the installation of new production lines and upgraded our fire protection systems. We are also considering leasing additional office space in a nearby building in order to move other office space from the existing building to provide additional manufacturing space.

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

Results of Operations

The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of our total revenues:

	Year Ended December 31,
	2024	2023	2022
Revenues	100%	100%	100%
Cost of revenues	(77.8)	(71.9)	(79.1)
Gross profit	22.2	28.1	20.9

Research and development expenses	(0.4)	(0.2)	(0.2)
Selling, general and administrative expenses	(12.4)	(12.3)	(13.1)
Operating profit	9.4	15.6	7.6
Financial income (expenses), net	1.6	0.9	2.2
Other income (loss), net	-	-	-
Profit before income tax expense	11.0	16.5	9.8
Income tax expense	(1.9)	(2.9)	(1.7)
Net profit	9.1	13.6	8.1

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Revenues.  Revenues decreased by 0.4% to $46.5 million in the year ended December 31, 2024, from $46.7 million in the year ended December 31, 2023.  The decrease in revenues is primarily attributable to operational challenges associated with the construction and installation of new equipment.

Cost of Revenues. Cost of revenues increased by 7.7% to $36.2 million for the year ended December 31, 2024, from $33.6 million for the year ended December 31, 2023. The increase in cost of revenues is primarily attributable to the increase in employee compensation costs.

Gross Profit.  Gross profit decreased by 21% to $10.3 million for the year ended December 31, 2024, from $13.1 million for the year ended December 31, 2023. Gross profit as a percentage of revenues decreased to 22.2% for the year ended December 31, 2024, from 28.1% for the year ended December 31, 2023. The decrease in gross profit margin is primarily attributable to higher manufacturing employee compensation costs in 2024, as well as a shift in product mix.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $5.8 million in the year ended December 31, 2024, compared to $5.7 million in the year ended December 31, 2023.

Operating Profit. We recorded an operating profit of $4.4 million in the year ended December 31, 2024, compared to an operating profit of $7.3 million in the year ended December 31, 2023. The decrease is primarily attributable to the decrease in gross profit.

Financial Expenses, Net. Financial income, net increased to $0.7 million in the year ended December 31, 2024, from $0.4 million financial income in the year ended December 31, 2023. The increase in 2024 compared to 2023 is primarily attributable to income from interest on our bank deposits.

Income Tax Expense. Tax expenses were $0.9 million in the year ended December 31, 2024, compared to $1.4 million in the year ended December 31, 2023.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Please see Item 5A of our Form 20-F for the year ended December 31, 2023, as amended, filed on March 29, 2024, for this comparison.

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. For example, the NIS value of our dollar or Euro denominated revenues are negatively impacted in case of a devaluation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was approximately 0.3% higher in 2024 than 2023 and the average exchange rate of the NIS against the Euro was 0.4% higher in 2024 than 2023 and in total, these changes had a positive impact on our operating results in 2024. The average exchange rate for the NIS against the dollar was approximately 9.7% higher in 2023 than 2022 and the average exchange rate of the NIS against the Euro was 12.8% higher in 2023 than 2022, and in total, these changes had a positive impact on our operating results in 2023.

The following table sets forth, for the periods indicated, devaluation or appreciation of the NIS against the most important currencies for our business, the Dollar and Euro, between December 31 each year and December 31 of the year before.

	Year Ended December 31,
	2024	2023	2022	2021	2020
Dollar	0.6%	3.0%	13.15%	(3.27)%	(6.97)%
Euro	(5.4)%	6.9%	6.62%	(10.76)%	(1.7)%

Because exchange rates between the NIS and the dollar and Euro fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the Israeli and foreign governmental policy and regulations, and movements in exchange rates and interest rates. The Israeli national consumer price index, which is an indicator of the inflation, was 3.2%, 3% and 5.3% in 2024, 2023 and 2022, respectively. Inflation rates may increase in the future. If inflation rates rise, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in Israel, and worldwide, may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

As of December 31, 2024, we had approximately $0.8 million in tax operating loss carryforwards which can be offset against future income in Israel without time limitation. In addition, as of December 31, 2024, we had $9.5 million in capital loss carry forwards, which can be offset against future capital gains in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year. Tax assessments through the 2019 tax year are considered final due to the statute of limitations.  Our U.S. subsidiary has not yet received any final tax assessments since its incorporation. The subsidiary is no longer subject to federal and state examinations for fiscal years before 2019.

In 2024, we recorded tax expenses of $0.9 million, mainly in respect of our operations in Israel. In 2023, we recorded tax expenses of $1.4 million, mainly in respect of our operations in Israel.

B.          Liquidity and Capital Resources

As of December 31, 2024, we had $17.2 million in cash and cash equivalents and short-term bank deposits and working capital of $25.8 million compared to $12.1 million in cash and cash equivalents and working capital of $16.1 million at December 31, 2023.

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities, proceeds from our initial public offering in 1997 (approximately $5.8 million), proceeds of $4.2 million from an investment in our company by Nistec in 2013, proceeds from rights offerings in March 2019 (approximately $2.5 million) and December 2020 (approximately $5.7 million) and proceeds from an underwritten public offering in February 2024 ($10 million, before deducting underwriting discounts and offering expenses ). We are using the net proceeds of the latest offering to strategically invest in the expansion of our production capabilities and for general corporate purposes, including working capital.

As of December 31, 2024 we do not have any outstanding bank debt.

As of December 31, 2024, we had unused revolving lines of credit of approximately $2.4 million with Bank Hapoalim B.M.

The credit line from Bank Hapoalim B.M is secured by specific pledge on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed pledge on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage).  In addition, the credit line prohibits us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the bank’s consent. The credit facility may not remain available to us in the future.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

Year ended December 31,	2024	2023	2022
	($ in thousands)
Net cash provided by operating activities	4,540	8,862	3,829
Net cash used in investing activities	(15,871)	(2,959)	(3,029)
Net cash provided by (used in) financing activities	9,608	(3,806)	1,638
Effect of translation adjustments	20	(185)	(1,079)
Net increase (decrease) in cash and cash equivalents	(1,703)	1,912	(1,917)
Cash and cash equivalents at beginning of year	9,278	7,366	9,283
Cash and cash equivalents at end of year	7,575	9,278	7,366

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

Net cash provided by operating activities was $4.5 million in the year ended December 31, 2024. This amount was primarily attributable to our pre-tax income of $5.1 million, depreciation of fixed assets of $1.5 million and a net increase in working capital items of $2.0 million.

Net cash provided by operating activities was $8.9 million in the year ended December 31, 2023. This amount was primarily attributable to our pre-tax income of $7.7 million, depreciation of fixed assets of $1.3 million and a net increase in working capital items of $0.5 million.

Net cash provided by operating activities was $3.8 million in the year ended December 31, 2022. This amount was primarily attributable to our pre-tax income of $3.8 million, depreciation of fixed assets of $1.5 million and a net increase in working capital items of $1.8 million.

Net cash used in investing activities was $15.9 million in the year ended December 31, 2024, compared to $3.0 million in the year ended December 31, 2023, and $3.0 million in the year ended December 31, 2022.  Net cash used in investing activities in each of the three years ended December 31, 2024 was primarily for the purchase of fixed assets for our production lines and leasehold improvements. In 2024 and 2023 it included also investment in short-term bank deposits in the amount of $6.4 million and $2.7 million respectively, and in 2023 a repayment from our insurance company in the amount of $2 million.

Net cash generated from financing activities was $9.6 million in the year ended December 31, 2024, which was primarily attributable to issuance of shares, net in the amount of $9.3 million.

Net cash used in financing activities was $3.8 million in the year ended December 31, 2023, which was primarily attributable to the $3.3 million of repayment of long-term loans and dividend distribution of $1.3 million.

Net cash used in financing activities was $1.6 million in the year ended December 31, 2022, which was primarily attributable to the $0.7 repayment of long-term loans and dividend distribution of $1.0 million.

Capital expenditures on a cash basis for the years ended December 31, 2024, 2023 and 2022 were approximately $9.5 million, $2.4 million and $3.0 million, respectively. Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements.

We expect to finance our 2025 operations from our cash flow from operations and cash balances. Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2025, our liquidity could be negatively affected by the continuation of the Coronavirus outbreak, as well as by Israel’s ongoing hostilities against Hamas and other terrorist organizations, either of which could have an adverse effect on the global markets and on our operations, shortage in raw materials, continued operational difficulties in our manufacturing and a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D “Key Information - Risk Factors”.  If available liquidity is not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2025. Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.          Research and Development, Patents and Licenses

During January 2021 we received approval for grants from the Israeli Investment Authority that will fund 15%-20% of our expected $1.5 million investment in Advanced Manufacturing Equipment compatible with Industry 4.0 standards, which focuses on interconnectivity, automation, machine learning, and real-time data. In addition, during December 2022, we received final approval from the Israel Innovation Authority (“IIA”) for a 40% participation in an approximately $800,000 one-year development program, which started in January 2023. The program was extended for an additional 20 months until September 2025. This R&D program is meant to enable us to achieve a significantly faster production rate in certain stages of our manufacturing process, which will also drastically reduce scrap.  There can be no assurance that the R&D program will succeed in achieving its goals or that all pre-defined benefits will be attained.

D.          Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

In addition to our results determined in accordance with GAAP, we believe certain non-GAAP financial measures and key metrics may be useful in evaluating our operating performance. We sometimes in our filings present certain non-GAAP financial measures and key performance metrics and intend to continue to present certain non-GAAP financial measures and key performance metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key performance metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares.

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

Recently Issued Accounting Standards

See Note 2v to our 2024 consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	75	Chairman of the Board of Directors
Mordechai Marmorstein (1)(2)	78	Director
David Rubner(4)	84	Director
Erez Meltzer(4)	67	Director
Revital Cohen-Tzemach	41	Director
Gad Dovev(1)(2)(3)(4)	78	External Director
Ilana Lurie (1)(2)(3)(4)	52	External Director
__________________________
(1) Member of our audit committee
(2) Member of our compensation committee
(3) Member of our banking committee
(4) Member of the Special Independent Committee for M&A purposes

At our 2024 annual general meeting held on July 8, 2024, our shareholders re-elected Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner, Erez Meltzer and Ms. Revital Cohen-Tzemach, to serve as  directors until our 2025 annual general meeting of shareholders. At the same annual general meeting of shareholders, Ms. Ilana Lurie was elected to serve as an external director for a third three-year term. On July 26, 2022, our audit committee and board of directors determined that Mordechai Marmorstein has the accounting and financial expertise required under the Companies Law and the Relief Regulations in order to continue serving as an independent director beyond the maximal three three-year periods set forth in the Companies Law, and therefore Mr. Marmorstein was nominated as an independent director for an additional three-year term.

Yitzhak Nissan has served as the Chairman of our board of directors since November 2013, and is a member of our banking committee. From October 2014 to July 2018, Mr. Nissan also served as our Chief Executive Officer. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985. Mr. Nissan served as a member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) Presidential Board between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries between 2012 and 2022. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel.  In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality.  In 2019 Mr. Nissan was awarded a “notable person” award by the city of Petach Tikva. Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

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

Erez Meltzer has served as a director since 2009 including as the Chairman of our board of directors from 2011 to 2013.  Mr. Meltzer was the Executive Chairman of Hadassah Medical Center from 2014 until the end of 2020.  He is currently the CEO and acting Chairman of the BOD member of Nano-x Imaging Ltd.  Mr. Meltzer also serves as a director of Hadasit Bio Holding (HBL) Ltd., Mentfield Ltd., Capital Nature Ltd., GEM Pharma Ltd., Atlasense Ltd., Supplant Ltd., Tevel Aerobotics Technologies Ltd., Xenia Ltd. and Rivulis (Plastro) Ltd. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex. Mr. Meltzer is a teaching Professor on Crisis Management at the Tel Aviv University since 2008.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999.  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Ms. Revital Cohen-Tzemach, Yitzhak Nissan’s daughter, was first elected to the board of directors in September 2023. She was employed by the Company from 2015 through December 31, 2023, first as a trainee in the office of the CEO and then as an assistant to the CEO and as a special project manager; currently Ms. Cohen-Tzemach is not engaged by the Company outside of her position on the Board. Prior to her election and since 2022, Ms. Cohen-Tzemach attended Board meetings as a non-voting observer. From 2008 until 2014, Ms. Cohen-Tzemach served as a branch manager for Halperin Optics Ltd., a major Israeli optics supplier. Ms. Cohen-Tzemach holds a B.Sc. degree in Optometry and an Executive M.B.A. degree from Bar-Ilan University.

Gad Dovev was re-elected to serve as an external director in September 2023 and is a member of our audit, compensation and banking committees.  Mr. Dovev retired from the Israeli Ministry of Defense in August 2012.  He served as head of the Israeli Ministry of Defense Mission to the United States from August 2008 to August 2011.  From August 2005 to August 2008, Mr. Dovev served as head of the Israeli Ministry of Defense Mission to Germany.  Prior to that, from 2001 to 2005, Mr. Dovev acted as Deputy General Manager of the Israeli Ministry of Defense and Head of the Rehabilitation Department.  From 1993 to 2001, Mr. Dovev served as Director of the Finance Department and the Financial Comptroller of the Israeli Ministry of Defense. Mr. Dovev served as member of the board of birectors of Bank Otsar Ha-Hayal Ltd., IMI-Israel Military Industries Ltd., Shekem Ltd. and Gapim Ltd.  Mr. Dovev holds a BSc. degree in Financial and Agricultural Administration from the Hebrew University of Jerusalem.

Ms. Ilana Lurie was re-elected to serve as an external director in September 2024 and is a member of our audit and compensation committees. Ilana Lurie is a CFO, COO and Director with significant experience in international finance and operations, within both large technology companies as well as Start-Ups. In the course of the last 10 years, Ilana led significant financing rounds, as well as debt restructuring processes. Ms. Lurie played a critical role in transition from R&D to production in NovelSat and she is currently leading this activity in IO Tech, in her capacity as CFO & COO and serving as External Director in Wearable devices (NASDAQ:WLDS). During 2012- 2020, Ms. Lurie has been CFO of NovelSat, Landa Ventures portfolio company. Prior to her tenure at NovelSat, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ).  From 2006 to 2011, Ms. Lurie held several financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Eli Yaffe	70	Chief Executive Officer
Ron Freund	60	Chief Financial Officer
Yitzhak Zemach	49	Director of Operations
Tomer Segev	55	VP Sales and Marketing
Yaniv Luria	50	Chief Information Officer
Avinoam Moses	58	VP Quality Assurance

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

Tomer Segev joined us in June 2024 as Vice President of Sales and Marketing. Mr. Segev has more than 20 years of experience in executive positions of sales & marketing, business management and business development in various leading global technology companies. Mr. Segev holds a B.Sc degree in Physics and Materials Engineering from the Technion- Israel Institute of Technology and an MBA degree from the Kellogg-Recanati International Executive MBA program, Tel-Aviv University.

Yaniv Luria joined us in July 2024 as Chief Information Officer. From 2000 to 2021, Mr. Luria served as Director of IT at Nova Ltd. (Nasdaq: NVMI). Between 2022 and 2023, Mr. Luria was Head of IT for R&D and Corporate Functions at Adama, and also worked with a startup company. Mr. Luria holds a B.Sc. degree in Industrial Engineering with a specialization in Information Systems and an MBA degree, both from Ben-Gurion University.

Avinoam Moses joined us in January 2025 as Vice President of Quality. Mr. Moses served as VP Operations in ELMO Motion Control and in IRP Systems (Automotive Start-up) Ltd., with responsibility on all quality groups from October 2019 to December 2024. Prior thereto, he served as Quality Director in Flex from January 2016 to October 2019. Mr. Moses holds a B.Sc. degree in Mechanical Engineering from Ben Gurion University.

There are no family relationships among any of our directors and executive officers.

B.          Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2024.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (consisting of 13 persons)	$2.5 million (1)	$0.4 million (2)

(1)	During the year ended December 31, 2024, we paid each of our directors an annual fee of approximately $14,000 and an attendance fee of $380 per meeting. These fees are included in the above amount.
(2)	The benefits amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

As of December 31, 2024, options to purchase 308,038 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $8.27 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2024. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2024.

Name of Officer	Position of Officer	Compensation for services (USD)(1)
		Base salary	Benefits and Perquisites (2)	Equity- Based (3)	Total compensation
Yitzhak Nissan (4)	Chairman of the Board	486,526	-	-	486,526
Eli Yaffe	Chief Executive Officer	327,376	352,356	154,850	834,582
Ron Freund	Chief Financial Officer	202,004	146,987	48,810	397,801
Yitzhak Zemach	VP Operations	189,132	124,278	50,408	363,818
Sagi Balter	Vice President Technology	85,024	52,619	20,738	158,381

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.7 per $1.00 (the average exchange rate in 2024).
(2)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable, bonuses, car related expenses, managers’ insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits. Bonuses represent accrued but not yet paid bonus payments for 2024, based on several criteria, including revenues, profit, employees’ safety, yield and on time deliveries.

(3)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2024 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

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

Without derogating from the foregoing, under the Companies Regulations (Relief for Companies Listed in a Foreign Stock Exchange), 5760-2000 (the “Relief Regulations”), a company whose shares are traded on any of the foreign stock exchanges listed in Section 5A(c) of the Relief Regulations, such as the Company, may extend an external director’s term of office for one or more additional three (3) year terms, if: (i) the company’s audit committee and board of directors confirm that such extension is in the company’s best interest, given the external director’s expertise and special contribution to the work of the board of directors and its committees; (ii) the extension is approved by the special vote required under the Companies Law; and (iii) the external director’s overall term of office and the reasons of the audit committee and board of directors for extending it are presented to the shareholders prior to their approval of such extension. In August 2023, the audit committee and the board of directors have confirmed that extending Mr. Dovev’s term of office for an additional, fourth three (3) year term, is in the best interest of the Company and its shareholders, for the following reasons: Mr. Dovev’s deep knowledge of the Company, gained over his many years of service as an external director, such that he is intimately familiar with both the Company’s past practices as well as its present strategy and affairs; Mr. Dovev’s extensive prior experience as a senior official of the Israeli Ministry of Defense, specifically in charge of different aspects of procurement, by virtue of which he offers unique guidance for Board-level decision-making with respect to one of the Company’s main type of clients – the defense sector, in Israel and abroad; and Mr. Dovev’s faithful attendance and participation in the meetings of our audit committee, the compensation committee and the board of directors since his appointment as an external director.

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

At the 2024 annual general meeting of shareholders, held on July 8, 2024, Ms. Ilana Lurie was re-elected, for a third three-year term as an external director. At our 2023 meeting of shareholders held on September 8, 2023, our shareholders re-elected Mr. Gad Dovev for a fourth three-year term as an external director.

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

On December 29, 2016, our shareholders approved that our Chairman of the Board would also serve as our Chief Executive Officer. In July 2018, Mr. Eli Yaffe was appointed Chief Executive Officer and Mr. Nissan continues to serve as the Chairman of our board of directors of our company.

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

Our audit committee meets at least once each quarter. Under the Israeli Companies Law, the roles of the  audit committee are (i) to identify deficiencies in the management of our business, including in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such deficiencies; (ii) to define whether certain acts and transactions that involve conflicts of interest are material or and to define whether transactions that involve interested parties are extraordinary or not, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis); (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; (iv) to determine whether to approve related party transactions, that are subject to the audit committee's approval according to the Israeli Companies Law; (v) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (vi) in companies where the internal auditor's work plan is subject to board of directors’ approval, to examine and propose revisions to the internal auditor's work plan before it is presented to the board of directors; (vii) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the company’s size and special needs, and to review his annual plan and approve it should the company's articles of association require the approval of the Board for such plan; (viii) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control; and (ix) to set procedures for handling of complaints made by company’s employees in connection with management deficiencies and the protection to be provided to such employees.

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

On September 12, 2023, our shareholders approved a second amended and restated compensation policy for our company, which policy is consistent with our company’s written policy for recovering incentive-based compensation paid to its current and former executive officers in the event that we must prepare an accounting restatement due to its material noncompliance with any financial reporting requirements under securities laws (a “Clawback Policy”). As required under the SEC’s final rule 10D-1, and the Nasdaq’s corresponding corporate governance listing rule 5608, which came into effect on October 2, 2023, our board of directors adopted our Clawback Policy on August 3, 2023.

On July 8, 2024, our shareholders approved the Third Amended and Restated Compensation Policy for our Company, including the following principal amendments: (i) with respect to the monthly based salary, the maximum gross amount payable to the active chairman of our board of directors was increased from NIS 100,000 to NIS 120,000 (approximately $32,260) and the gross amount payable to our CEO was increased from NIS 95,000 to NIS 110,000; (ii) with respect to the annual bonus plan, the bonus amounts (and the ceilings applicable thereto) are being calculated according to the applicable officer’s gross monthly salary at the time such bonuses are paid; and (iii) with respect to equity-based compensation, (a) for any equity grant, the exercise price per share shall be no less than the average share price on the stock exchange in the 30 trading days prior to the date on which such equity grant is made, and (b) the application of “acceleration mechanisms” included in our 2018 share incentive plan to any equity grant to any director or officer of our company will be determined at the time any such equity grant us made, or at any time thereafter.

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

Special Independent Committee for M&A purposes

In November 2017, our board of directors established a Special Independent Committee, separate and independent from our controlling shareholder, Mr. Nissan. The Special Independent Committee received the Board’s mandate to examine and review any issue that may arise with respect to a possible consummation of an M&A transaction, at the Special Independent Committee’s sole discretion, including, among other things, the authority to retain and consult with financial and legal advisors, negotiate such transaction and recommend to our board of directors, which retains the authority on the decision of final execution of such agreement. For the avoidance of any doubt, the Special Independent Committee may determine that we will not be party to an M&A Transaction. The Special Independent Committee is currently composed of Mr. Dovev, Ms. Lurie, Mr. Rubner and Mr. Meltzer.

Internal Audit

The Israeli Companies Law requires the Board of Directors of a public company to appoint an internal auditor nominated by the audit committee. The internal auditor must meet certain statutory requirements of independence.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Since March 2016, Mr. Doron Cohen of the accounting firm of Fahn Kanne has served as our internal auditor.

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

In August 2024, our compensation committee and board of directors approved a new D&O Policy, including the order of payment, for the benefit of our directors and officers (including Mr. Nissan, our controlling shareholder, in his capacity as chairman of our board of directors), currently serving and as may serve from time to time. Our new D&O policy complies with all applicable limitations set forth in our amended and restated compensation policy, which was previously approved by our compensation committee, board of directors and shareholders. In accordance with Section 1B1 of the Israeli Companies Regulations (Relief Regarding Interested-Party Transactions), 5760-2000, such D&O policy requires only the approval of the Company’s compensation committee, provided that it is on market terms and would not materially affect the company’s profitability, property or liabilities – as was indeed determined by our compensation committee with respect to our new D&O policy. Furthermore, in accordance with Sections 1A1 and 1B(a)(5), the application of such D&O policy to our CEO, as well as to Mr. Nissan, likewise requires only the approval of the Company’s compensation committee and board of directors, provided that its terms are identical for all other directors and officers of our company – as was also determined by our compensation committee and board of directors.

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

On December 5, 2019, our shareholders approved an updated form of indemnification agreement which was entered into with our directors and executive officers.

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

We have agreed to indemnify our office holders for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders, including financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent, all subject to Israeli law and certain limitations in the agreements. The aggregate amount we may pay our office holders pursuant to our indemnification undertaking may not exceed, jointly and in the aggregate, $3 million but in any event not more than 25% of our company’s net equity.

We currently maintain directors’ and officers’ liability insurance with a per-claim and aggregate limits of liability of $10 million. In addition, our policy provides additional limits of liability after exhaustion of the existing limits, including additional limits of liability for directors and officers only, with additional coverage of $1 million per claim for each director/officer, and $6 million in the aggregate for all directors and officers combined for the period of the policy.

Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, the insurer will pay for loss, investigation costs or mitigation costs to or on behalf of an insured person (director or officer); thereafter, only after such payment and with respect to whatever remaining amount of the limit of liability is available, the insurer will pay any other loss, investigation costs, mitigation costs, derivative shareholder costs or derivative investigations costs due to the company.

D.          Employees

We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain our employees. We believe that an engaged workforce is key to maintaining our ability to innovate.

We are committed to providing a safe work environment for our employees in compliance with applicable regulations.

As of December 31, 2024, we employed 329 full-time employees in Israel, of which 231 were employed in manufacturing services, 40 in process and product engineering, 26 in quality assurance and control, 14 in sales and marketing and 18 in finance, accounting, information service and administration.

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

In addition, Eltek USA, a wholly-owned Delaware subsidiary, employed 1 full-time employee as of December 31, 2024, 2 full-time employees as of December 31, 2023, and 2 full-time employees as of December 31, 2022.

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

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute of Israel, which is similar to the United States Social Security Administration. Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.6% of the salary (same in 2023) and the employee contribution to the National Insurance Institute is at the rate of 12% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum monthly salary of NIS 49,030 (approximately $13,251) in 2024, NIS 49,000 (approximately $13,300) in 2023, and NIS 47,500 (approximately $14,150) in 2022. In the year ended December 31, 2024, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 5.2% of the salaries.

E.          Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 11, 2025 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (2)
Principal Shareholders
Yitzhak Nissan (1)	3,526,820	52.5%

jhhsSenior Management and Directors
Eli Yaffe (1), (3)	82,038	1.2%
Ron Freund (4)	52,550	*
Yitzhak Zemach (5)	25,500	*
Tomer Segev (6)	20,000	*
Yaniv Luria (7)	10,000	*
Ilana Lurie (8)	20,000
Mordechai Marmorstein (9)	20,000	*
David Rubner (10)	20,000	*
Erez Meltzer (11)	30,000	*
Revital Cohen-Tzemach (12)	11,750	*
Gad Dovev (13)	30,000	*
All executive officers and directors as a group (12 persons) (14)	3,848,658	57.3%
__________

*Less than 1%

(1)	The percentages shown are based on 6,714,040 ordinary shares issued and outstanding as of March 11, 2025.
(2)
Except for Mr. Nissan, Mr. Yaffe and Mr. Freund, none of our directors or executive officers holds any of our ordinary shares. Mr. Nissan is the beneficial owner of 3,361,596 shares held by Nistec Golan, a company controlled by him and holds 165,224 shares as an individual. The principal business address of Nistec Golan is 43 Hasivim Street, Petach Tikva, Israel. Mr. Yaffe is the beneficial owner of 7,250 shares held by himself. Mr. Freund is the beneficial owner of 6,550 shares held by himself.

(3)	The number of ordinary shares beneficially owned includes 74,788 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(4)	The number of ordinary shares beneficially owned includes 46,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(5)	The number of ordinary shares beneficially owned includes 25,500 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(6)	The number of ordinary shares beneficially owned includes 20,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(7)	The number of ordinary shares beneficially owned includes 10,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(8)	The number of ordinary shares beneficially owned includes 20,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(9)	The number of ordinary shares beneficially owned includes 20,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(10)	The number of ordinary shares beneficially owned includes 20,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(11)	The number of ordinary shares beneficially owned includes 30,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(12)	The number of ordinary shares beneficially owned includes 11,750 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(13)	The number of ordinary shares beneficially owned includes 30,000 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(14)	The number of ordinary shares beneficially owned includes 308,038 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

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

During 2022, 28,000 options were granted under the plan, and 9,321 options were exercised. During 2023, 151,000 options were granted under the plan, and 171,015 options were exercised. During 2024, 87,000 options were granted under the plan, and 68,347 options were exercised. As of December 31, 2024, options to purchase 369,809 ordinary shares were outstanding under the plan, exercisable at an average exercise price of $8.30 per share.

In September 2018, our shareholders approved the grant of options to purchase 60,857 ordinary shares to Mr. Yaffe, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, July 1, 2018. Following the rights’ offerings of March 2019 and December 2020, these options are effectively exercisable into 78,580 ordinary shares. In June 2021, our shareholders approved an additional grant of options to purchase 100,000 ordinary shares to Mr. Yaffe, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, December 29, 2020. In September 2023, our shareholders approved an additional grant of options to purchase 25,000 ordinary shares to Mr. Yaffe, effective as of August 3, 2023.In June 2024 our shareholders approved an additional grant of options to purchase 20,000 ordinary shares to Mr. Yaffe, effective as of March 10, 2024.

In June 2021, our shareholders approved the grant of options to purchase 20,000 ordinary shares to each of the directors (100,000 in the aggregate), including the external directors but excluding Mr. Yitzhak Nissan, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, September 6, 2021. In September 2023, our shareholders approved an additional grant of options to purchase 10,000 ordinary Shares to each of our directors (50,000 in the aggregate), including the external directors, but excluding Mr. Yitzhak Nissan and Ms. Revital Cohen-Tzemach, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, October 6, 2023.

In March 2021, our compensation committee and board of directors approved the grant of options to purchase 70,200 ordinary shares to our executive officers (other than Mr. Yaffe ) and employees. In December 2021 and December 2022, our compensation committee and board of directors approved the grant of an additional 28,000 options (in the aggregate) to Mr. Freund. In August 2023, our compensation committee and board of directors approved the grant of an additional 76,000 options to our executive officers (other than the Mr. Yaffe) and employees. In March 2024, our compensation committee and board approved the grant of an additional 10,000 options (in the aggregate) to our Mr. Freund. In March, August and November 2024 our compensation committee and board approved the grant of an additional 67,000 options to our executive officers (other than Mr. Yaffe) and employees.

In May 2023, we received a tax ruling from the Israeli tax authorities for a tax ruling, which enabled us, according to the 2018 plan, to reduce the exercise price of options granted before the December 19, 2022 dividend distribution by $0.17, which reflects the dividend payment per share, and likewise reduce the exercise price of options granted before the December 23, 2023 dividend distribution by $0.22, which reflects the dividend payment per share.

In July 2024, following approval by our audit committee and board of directors on March 7 and 20, 2024, respectively, our shareholders approved an amendment of the terms of all options heretofore granted to each of the Company’s directors (including the external directors, but excluding Mr. Yitzhak Nissan, and Ms. Revital Cohen-Tzemach) according to which, effective as of September 6, 2024, notwithstanding anything to the contrary in any award letter executed by our company and each director with respect to any options granted thereunder, in the event that the Company consummates an M&A Transaction (as defined in the 2018 Equity Share Incentive Plan), all unvested options as of such time shall automatically vest and become exercisable in full immediately prior to the consummation of such M&A Transaction. The foregoing amendment is made pursuant the 2018 Equity Share Incentive Plan, and meets the terms of the Third Amended and Restated Compensation Policy.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth certain information as of March 11, 2025 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Golan Ltd. (3)	3,361,596	50.07%

Yitzhak Nissan (3)	165,224	2.46%
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

(2)	The percentages shown are based on 6,714,040 ordinary shares issued and outstanding as of March 11, 2025.
(3)	Nistec Golan is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec Golan.

Significant Changes in the Ownership of Major Shareholders

On December 20, 2023, Nistec (Nistec Golan and Yitzhak Nissan together) filed a 13D/A with the SEC reflecting ownership of 3,709,463 Ordinary Shares, or 62.72% of our outstanding shares. On December 26, 2023, Nistec filed a 13D/A reflecting ownership of 3,620,908 Ordinary Shares, or 61.23% of our outstanding shares. On January 4, 2024, Nistec filed a 13D/A reflecting ownership of 3,511,360 Ordinary Shares, or 59.37% of our outstanding shares. On June 6, 2024, Nistec filed a 13D/A reflecting ownership of 3,525,424 Ordinary Shares, or 52.58% of our outstanding shares.

Major Shareholders Voting Rights

Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

Based on the information provided to us by our transfer agent, as of March 11, 2024, there were 8 holders of record of our ordinary shares, of which 5 record holders holding approximately 50.9% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 50.9% of our outstanding ordinary shares as of such date).

B.          Related Party Transactions

On July 8, 2024, our shareholders approved a renewal of our management agreement with Nistec Ltd. effective January 1, 2025, for a period of 3 years and the amendment thereof effective as of January 1, 2024. Under the terms of the amended management agreement, Mr. Nissan serves as the Chairman of our board of directors.  In that role, Mr. Nissan provides us with various enumerated services, as follows: (a) coordination of the activities of our board of directors with respect to the development of our long term strategy; (b) guidance to our board of directors with respect to the implementation by management of its strategy, work plans and budget, as shall be determined from time to time by our board of directors; (c) coordination of the activities of our board of directors with respect to the regulation and implementation of proper corporate governance practices; (d) coordination of the activities of our board of directors for the purpose of the approval of quarterly and annual financial statements and reports; (e) development and retention of relations with current and future strategic investors; (f) general guidance and management of the activities of our board of directors; (g) advancement of the our company’s efforts with respect to the realization of its business development strategy, including the pursuit of mergers and acquisition opportunities; (h) coordination of the activities of our board of directors with respect to the definition of strategic financial targets and in attaining such targets (i) provision of assistance to our company in cooperation with our CEO, regarding our company’s dealings, communications and negotiations with the banks and non-banking financing institutions, including but not limited to, assistance with respect to obtaining financing for our company’s business activities, and (j) business development services, including assistance, in cooperation with our CEO, in the development and preservation of relationships with our company’s existing and potential customers. Mr. Nissan will dedicate the appropriate attention, time and effort to our company in connection with the provision of the enumerated services. The time dedicated by Mr. Nissan for the provision of such services will be as required by our company from time to time, and in accordance with its needs.

In consideration for performing the above services, we pay Nistec Ltd. a monthly fixed fee of NIS 120,000, plus applicable VAT.  In addition, Mr. Nissan is entitled to the following compensation:

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

•
Commencing on the year ended December 31, 2024 and each calendar year thereafter, a performance-based bonus with respect to each such calendar year in an amount equal to 3 times the fixed fee, plus applicable VAT; the payment of such bonus is contingent on the Company having reached net income equal to 4% or more of the Company’s revenues for the applicable calendar year.

Our compensation committee, board of directors and shareholders at an Annual General Meeting resolved to approve the extension and amendment of the management agreement as set forth above.

In July 2024, our shareholders approved:

i.	The amendment and extension of the Amended PCB Purchase Procedure with Nistec Ltd.;

Nistec purchases PCBs from our company solely to provide assembled boards to its customers. Our sales to Nistec are based on our standard pricing, each PCB may be subject to a discount at such rate as offered by the Company from time to time to its other customer, provided that in no event shall the quoted price fall below 1.6 times the variable cost of such PCB, as determined by our dynamic pricing system. Alternatively, we may issue a quote based on a quote issued by a comparable independent PCB supplier with comparable technological capabilities, if and as provided by Nistec (the “Alternative Quote”). Our quote will include all ancillary costs such as shipping and customs. We may issue a quote based on the Alternative Quote only if it reflects a gross margin (sale price less the cost of raw materials) of at least sixty-five percent (65%). Should the Alternative Quote be made by a supplier that has already designed tooling for the specific circuits ordered by Nistec, we may absorb the tooling costs, if Nistec does not charge its clients for such costs, and in accordance with our customary terms and conditions for orders received from unrelated third parties. Our decision to absorb such tooling costs will be made by our CEO. Should we be asked to indemnify Nistec for faulty PCBs, such indemnification will be made (a) in compliance with our general policy in the regard, and (b) subject to the pre-approval of our audit committee. Neither Mr. Nissan, our controlling shareholder, nor any of his relatives, may be involved in the process of issuing a quote by our company to Nistec or in any post-sale discussions such as with respect to warranties or indemnification for faulty products. Should the order be for imported PCBs, the quote should reflect the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs that are being sold from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

ii.	The amendment and extension of the amended general engagement terms, processes and restrictions of the Soldering and Assembly Services Procedure with Nistec Ltd.;

We may acquire soldering services (“Soldering Services”), (ii) design and/or design services for the production of PCBs (“Design Services”), and/or (iii) the ordering of soldering materials or components by Nistec on our company’s behalf (“Purchasing Services”) from Nistec. Nistec’s pricing for its Soldering Services and Design Services will be its standard pricing less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the materials and/or components ordered, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not subject to Nistec’s standard pricing will be negotiated by the parties in good faith (without the participation of Mr. Nissan, our controlling shareholder, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. Out purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 3,000,000 (approximately $800,000) per annum.

In August 2022, the exculpation letter and the indemnification letter granted to Mr. Nissan were extended for an additional three (3) year period ending on December 31, 2025. In September 2023, our shareholders approved the grant of an exculpation letter and an indemnification letter to Ms. Revital Cohen-Tzemach, daughter of Mr. Nissan, subject to her election by the shareholders to serve on the board of directors, for a three (3) year period, ending on September 11, 2026.

Ms. Revital Cohen-Tzemach was previously employed by us as a special project manager. On June 3, 2021, our shareholders approved Ms. Cohen-Tzemach’s participation in our future annual bonus plans for the years 2022 to 2024 (with the application of the annual bonus plan for the year 2024 being subject to the extension of Ms. Cohen-Tzemach’s employment with us). Notwithstanding, due to the structure and discretion of the compensation committee and board of directors in respect of the actual annual bonus amount, the grant to Ms. Cohen-Tzemach of the applicable amount for the years 2022-2023 was also subject to our shareholders’ approval. On September 12, 2023, our shareholders approved the grant of an annual bonus in the amount of NIS80,000 (approximately US$21,700) to Ms. Cohen-Tzemach under our annual bonus plan for the year 2022. At the same time, the term of Ms. Cohen-Tzemach’s employment agreement was extended until July 31, 2026, without modification of its terms. On July 8, 2024, our shareholders approved the grant of an annual bonus in the amount of NIS80,000 (approximately US$21,500) to Ms. Cohen-Tzemach under our annual bonus plan for the year 2023. Ms. Cohen-Tzemach’s employment with the Company ended on December 31, 2023.

In September 2023, our shareholders approved (i) the grant of options to purchase 8,000 ordinary shares to Ms. Cohen-Tzemach, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, August 3, 2023; and (ii) that the following determination be made with respect to any and all options granted to Ms. Cohen-Tzemach’s on or before August 3, 2023 (the “Existing Options”): so long as Ms. Cohen-Tzemach is continuously engaged as a member of the Board, and notwithstanding whether or not she is also employed by the Company, (a) any and all unvested Existing Options shall continue to vest according to their respective vesting schedules, as set forth in the applicable award letters; and (b) any and all vested Existing Options that have not been previously exercised or expired, shall remain exercisable until such time that Ms. Cohen-Tzemach ceases to serve on the Board, and for a period of 90 days thereafter (or any other period as may be determined by the Board in accordance with the Option Plan and subject to our shareholders’ approval).

 C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 18 hereof.

Legal Proceedings

From time to time, we are involved in legal proceedings arising from the operation of our business.  Based on the advice of our legal counsel, management believes that except for the proceedings discussed below, such current proceedings, if any, will not have a material adverse effect on our financial position or results of operations.

Employee Related Matters

As of December 31, 2024 we had no open lawsuits.

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

On November 18, 2024, our board of directors approved a dividend distribution policy for the Company. According to the policy, each year the Company shall distribute a dividend to its shareholders of up to 25% of the Company’s annual net income, as reflected in the Company’s applicable annual consolidated financial statements. Any such distribution shall be subject to (a) applicable law, including the available profits and solvency criteria, and any other regulatory restrictions or requirements; (b) financial covenants or other contractual undertakings of the Company, including towards lenders; and (c) applicable provisions of the Company’s amended and restated articles of association. The board of directors may, at its sole discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate and/or frequency of dividend distributions, or decide not to distribute a dividend. Nothing in the dividend policy shall be construed to guarantee the distribution of any dividends, or as an undertaking by the Company towards any of its shareholders in this regard.

In April 2025, our board of directors declared another cash dividend in the amount of $0.19 per share, and in the aggregate amount of approximately $1.3 million. The dividend is schedule to be paid on April 29, 2025, in US dollars, to all of the Company’s shareholders of record as of April 22, 2025.

As mentioned above, the distribution of dividends is limited by the Israeli Companies Law, according to which, a company may distribute dividends out of its Profits (the “Profitability Threshold”), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due (the “Solvency Threshold”). The distribution amount is limited to the Profits; “Profits”, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. The Profitability Threshold and the Solvency Threshold are cumulative and our company is required to meet both thresholds in order to be able to distribute dividends. Notwithstanding the foregoing, dividends may be paid even if not out of Profits, with the approval of a court, provided that the company can demonstrate that the Solvency Threshold is met. An equity repurchase is generally treated as a deemed dividend for purposes of the aforementioned limitations on dividend distributions. However, since our company is listed on an exchange outside of Israel, even if we lack the requisite Profit, we do not need to seek court approval for an equity repurchase, provided that we notify our creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate court proceedings to review the terms of repurchase. If within 30 days of such notification creditors do not file an objection, we may proceed with the repurchase without obtaining court approval. In the event cash dividends are declared, such dividends will be paid in NIS, and will be subject to applicable Israeli withholding taxes. For additional information, see Item 10E. “Additional Information – Taxation – Taxation of Gains Upon Disposition of, and Dividends Paid on, our Ordinary Shares.”

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

If the shares were sold by Israeli residents, then (i) for the period ending December 31, 2002 their sale would generally be tax exempt so long as (1) the shares were listed on a stock exchange, such as, in our case, the NASDAQ Capital Market, which is recognized by the Israeli Ministry of Finance on December 31, 2002, and (2) we qualified as an Industrial Company or Industrial Holding Company under the law for Industry Encouragement Law, at the relevant times as provided by the Income Tax Ordinance [New Version], 5721-1961, which we believe we so qualified and (ii) for the period commencing January 1, 2003, the sale of the shares would be, generally, subject to a 25% tax if sold by non-substantial individual shareholders and 30% tax if sold by a substantial individual shareholders.  The tax rate for corporate shareholders for the sale of the shares is 23% (since 2018). We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an Industrial Company at the relevant times.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2024 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their ordinary shares.

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

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact the company and the value of the Ordinary Shares. Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the company or holders of Ordinary Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future. In addition, the Inflation Reduction Act of 2022 includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It remains unclear in certain respects how this legislation will be implemented by the U.S. Department of the Treasury and the company cannot predict how this legislation or any future changes in tax laws might affect the company or purchasers of the Ordinary Shares.

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

Foreign Currency Exchange Risk

Our reporting currency is the dollar. Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros. As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The average exchange rate for the NIS against the dollar was approximately 0.3% higher in 2024 than 2023 and the average exchange rate of the NIS against the Euro was 0.4% higher in 2024 than 2023, and in total, these changes had a positive impact on our operating results in 2024. The average exchange rate for the NIS against the dollar was approximately 9.7% higher in 2023 than 2022 and the average exchange rate of the NIS against the Euro was 12.7% higher in 2023 than 2022, and in total, these changes had a positive impact on our operating results in 2023. As of December 31, 2024, we estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $287,000 in our operating income and devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues. In 2024, the cost of raw materials used in production was $13.0 million compared to $11.4 million in 2023. A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $130,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2024, our internal control over financial reporting is effective.

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

Independent Registered Public Accounting Firm Fees -

The following table sets forth, for the year ended December 31, 2024, the fees billed by our independent registered public accountants. Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, who have served as our principal independent registered public accounting firm between December 2020 – December 2023 (inclusive). On July 8, 2024, our shareholders approved the recommendation of the board of directors of the Company to replace the Company’s independent registered public accountants and appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global for the year ending December 31, 2024.

All of such fees were pre-approved by our audit committee.

Services Rendered.	2024(4)	2023(5)
Audit (1)	$95,000	$102,000
Audit Related Fees	$35,000	$13,500
Tax (2)	$5,000	$6,000
All other Fees (3)	$5,000	$5,000
Total	$140,000	$126,000
______________
(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.
(3)	Other fees are fees for professional services other than audit or tax related fees.
(4)	In 2024, all fees listed were paid to Ernst & Young Global.
(5)	In 2023, all fees listed were paid to Brightman Almagor Zohar & Co.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, (Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network for the years 2022 and 2023 and Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global for the year ending December 31, 2024). Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser has purchased any of our securities during 2015.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 8, 2024, the Annual General Meeting of Shareholders of the company removed Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network as its independent registered public accounting firm, effective as of that date. Our decision was not the result of any disagreement between the company and Brightman Almagor Zohar & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There have been no disagreements of the type required to be disclosed by Item 16F(b). On July 8, 2024, the Annual General Meeting of Shareholders of the Company appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global as its independent registered public accounting firm, effective as of that date for the fiscal year ending December 31, 2024. The appointment of Kost Forer Gabbay & Kasierer was made after a careful consideration and evaluation process undertaken by the company and was approved by the audit committee of the board of directors of the company, as well as the company’s board of directors.

A letter from Brightman Almagor Zohar & Co. is attached as Exhibit 16 to this Form 20-F.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POICIES

     We have adopted an Insider Trading Compliance Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of our Insider Trading Policy is available on our website and is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

We generally seek to address cybersecurity risks by implementing security measures on our internal computer systems. These security measures include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are periodically evaluated by our Chief Information Officer (“CIO”). Our CIO, who holds over 25 years of experience in information technology is responsible for implementing protection measures for our information systems from cybersecurity threats and promptly responding to any cybersecurity incidents.

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

Our board of directors recognizes the critical importance of maintaining the availability of our data and computer systems which is essential to maintaining the trust and confidence of our business partners and employees. Our audit committee is responsible for reviewing our policies with respect to cybersecurity risks and relevant contingent liabilities and risks that may be material to our company, including risks from third parties and business partners. Our audit committee meets with management and our CIO from time to time to discuss our policies and the implementation of security measures.

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

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
Consolidated Financial Statements

ITEM 19.	EXHIBITS
Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (3)
2.2*	Description of Ordinary Shares
3.1	Form of Director and Officer Indemnity Agreement (4)
4.1	Third Amended and Restated Compensation Policy dated July 8, 2024 (5)
4.2	English summary of terms of Waste Water Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (6)
4.3	Underwriting Agreement dated February 12, 2024(7)
8.1	List of Subsidiaries of the Registrant(8)
11.1*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network for the year ending December 31, 2023
15.2*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global for the year ending December 31, 2024
16*	Letter from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network
97.1	Clawback Policy dated August 3, 2023(9)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as Exhibit 1.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.
(3)	Filed as Exhibit 2.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(4)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on October 31, 2019 and incorporated herein by reference.
(5)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on May 28, 2024 and incorporated herein by reference.
(6)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(7)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on August 8, 2023 and incorporated herein by reference
(8)	Filed as Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference.
(9)	Filed as Exhibit 97.1 to our Annual Report on Form 20-F for the year ended December 31, 2023, and incorporated herein by reference.

*	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

ELTEK LTD. AND ITS SUBSIDIARIES

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENCE REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of

Eltek Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and its subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of comprehensive income, shareholders' equity and cash flows, for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also audited the disclosure of significant segment expenses and other segment items in Note 14 that have been disclosed for 2023 and 2022 due to the adoption of ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. In our opinion, such disclosures are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2023 and 2022 consolidated financial statements of the Company other than with respect to these disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2023 and 2022 consolidated financial statements taken as a whole.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

ELTEK LTD. AND ITS SUBSIDIARIES

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Measurement of Inventory Valuation Reserves

Description of the Matter
As of December 31, 2024, the Company’s inventory balance was $9,488 thousands.  As described in Note 2 to the consolidated financial statements, management records inventory at the lower of its cost or net realizable value. The Company reviews the components of its inventory on a periodic basis for excess and obsolescence and adjusts inventory to its net realizable value as necessary.

Auditing management’s inventory excess and obsolescence reserves was challenging because the management's estimates are judgmental, forward looking and could be impacted by future market and economic conditions.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, evaluating the appropriateness of management’s inputs and assumptions, including the completeness and accuracy of the underlying data supporting management’s inventory valuation assessment. We assessed historical trends of management’s estimates and performed analyses to evaluate management’s excess and obsolete inventory estimates. We also performed a retrospective review of the prior year valuation assumptions, including inventory write-off history.

/s/ KOST FORER GABBAY & KASIERER
A Member EY Global

We have served as the Company’s auditor since 2024.
Tel-Aviv, Israel
April 8, 2025

ELTEK LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ELTEK LTD.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2.U and Note 14 to the consolidated financial statements, the consolidated balance sheet of Eltek Ltd. and subsidiaries (the "Company") as of December 31, 2023, related consolidated statements of comprehensive income, shareholders' equity, and cash flows, for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements") (the 2023 and 2022 financial statements before the effects of the retrospective adjustments discussed in Note 2.U and Note 14 to the financial statements are not presented herein). In our opinion, the 2023 and 2022 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting as described in Note 2.U and Note 14 to the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

 We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting as described in Note 2.U and Note 14 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

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

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 26, 2024

We began serving as the Company’s auditor in 2020. In 2024 we became the predecessor auditor.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2024	2023

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	7,575	9,278
Short-term bank deposits	4	9,663	2,862
Trade receivables	2f	11,786	10,898
Inventories	5	9,488	6,135
Other accounts receivable and prepaid expenses	6	602	934

Total current assets		39,114	30,107

LONG-TERM ASSETS:

Severance pay fund	9	56	57
Long-term tax receivables	16	-	874
Deferred tax asset, net	16	496	224
Operating lease right-of-use assets	10	5,911	6,555
Property and equipment, net	7	14,578	9,354

Total long-term assets		21,041	17,064

Total assets		60,155	47,171

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2024	2023

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		7,367	7,503
Other accounts payable and accrued expenses	8	5,136	5,689
Short-term operating lease liabilities	10	827	789

Total current liabilities		13,330	13,981

LONG-TERM LIABILITIES:

Accrued severance pay	9	443	447
Long-term operating lease liabilities	10	5,190	5,871

Total long-term liabilities		5,633	6,318

COMMITMENTS AND CONTINGENT LIABILITIES	11	-	-

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at December 31, 2024 and December 31, 2023; Issued and outstanding: 6,714,040 shares at December 31, 2024 and 6,020,693 shares at December 31, 2023		6,011	5,443
Additional paid-in capital		32,627	23,587
Foreign currency translation adjustments		664	783
Capital reserves		2,507	1,900
Accumulated deficit		(617)	(4,841)

Total shareholders' equity	12	41,192	26,872

Total liabilities and shareholders' equity		60,155	47,171

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2024	2023	2022

Revenues	14b	46,527	46,695	39,650
Cost of revenues		(36,188)	(33,593)	(31,380)

Gross profit		10,339	13,102	8,270

Operating expenses:
Research and development, net		(187)	(85)	(92)
Selling, general and administrative		(5,760)	(5,722)	(5,207)

Operating income		4,392	7,295	2,971
Financial income	15	705	422	887

Income before income taxes		5,097	7,717	3,858
Income tax benefit (expenses), net	16	(873)	(1,364)	(664)

Net income		4,224	6,353	3,194

Other comprehensive income:
Foreign currency translation adjustments		(119)	(406)	(2,527)

Total comprehensive income		4,105	5,947	667

Basic income per ordinary share attributable to Eltek Ltd. shareholders	13	0.64	1.08	0.55
Diluted income per ordinary share attributable to Eltek Ltd. shareholders	13	0.63	1.07	0.55

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2022	5,840,357	5,296	22,846	3,716	1,287	(12,073)	21,072

Share-based compensation	-	-	-	-	250	-	250
Dividend distribution	-	-	-	-	-	(994)	(994)
Exercise of stock options	9,321	9	16	-	-	-	25
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(2,527)	-	-	(2,527)
Net income	-	-	-	-	-	3,194	3,194

Balance as of December 31, 2022	5,849,678	5,305	22,862	1,189	1,537	(9,873)	21,020

Share-based compensation	-	-	-	-	363	-	363
Dividend distribution	-	-	-	-	-	(1,321)	(1,321)
Exercise of stock options	171,015	138	725	-	-	-	863
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(406)	-	-	(406)
Net income	-	-	-	-	-	6,353	6,353

Balance as of December 31, 2023	6,020,693	5,443	23,587	783	1,900	(4,841)	26,872
Share-based compensation	-	-	-	-	607	-	607
Exercise of stock options	68,347	56	240	-	-	-	296
Issue of Share capital	625,000	512	8,800	-	-	-	9,312
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(119)	-	-	(119)
Net income	-	-	-	-	-	4,224	4,224

Balance as of December 31, 2024	6,714,040	6,011	32,627	664	2,507	(617)	41,192

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,224	6,353	3,194

Adjustments required to reconcile net income to net cash flows provided by operating activities:
Depreciation	1,546	1,317	1,541
Share-based compensation	607	363	250
Changes in deferred income tax assets, net	621	1,327	583
Decrease (increase) in long-term tax receivables	-	(25)	70
Accrued Interest, net	(463)	-	-
Increase (decrease) in employee severance benefits, net	(2)	172	(25)
Decrease (increase) in trade receivables, net	(988)	(1,010)	(3,941)
Decrease in operating lease right-of-use assets	859	888	779
Decrease in operating lease liabilities	(857)	(911)	(768)
Decrease (increase) in other receivables and prepaid expenses	341	(169)	437
Increase in inventories	(3,532)	(1,139)	(806)
Increase (decrease) in trade payables	929	989	1,543
Increase (decrease) in other liabilities and accrued expenses	1,255	707	972

Net cash provided by operating activities	4,540	8,862	3,829

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(9,506)	(2,432)	(3,027)
Investment in short-term bank deposits, net	(6,365)	(2,719)	-
Restricted deposit	-	192	(2)
Repayment from insurance	-	2,000	-

Net cash used in investing activities	(15,871)	(2,959)	(3,029)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net	9,312	-	-
Exercise of options	296	863	25
Dividend distribution	-	(1,321)	(994)
Repayment of long-term loans	-	(3,348)	(669)

Net cash provided by (used in) financing activities	9,608	(3,806)	(1,638)

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Effect of exchange rate on cash and cash equivalents	20	(185)	(1,079)

Increase (decrease) in cash and cash equivalents	(1,703)	1,912	(1,917)
Cash and cash equivalents at the beginning of the year	9,278	7,366	9,283

Cash and cash equivalents at end of the year	7,575	9,278	7,366

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid for interest	-	84	129
Cash paid for income taxes	61	37	38

Supplemental Disclosures of non-cash activity:

Purchase of property and equipment in credit	1,238	2,125	324
Right-of-use assets recognized with corresponding lease liabilities	225	506	-

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL

a.	General:

-
Eltek Ltd. ("the Company") was established in Israel in 1970, and its ordinary shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company". As of December 31, 2024, Eltek Europe GmbH is inactive.

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

b.	Credit facilities:

The Company has a revolving credit facility pursuant to which the Company may withdraw an aggregate amount of up to NIS 8.7 million ($2.4 million), subject to several financial covenants. As of December 31, 2024, and December 31, 2023, the Company has no outstanding amounts under the facility.

c.	Business risks and conditions:

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

-
As of December 31, 2024, the Company's working capital amounted to $25.8 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL (CONT.)

-
In October of 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attacks, Israel’s security cabinet declared war against Hamas and commenced a military campaign. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. During November 2024, a ceasefire in Lebanon was declared. During January 2025, Israel and Hamas agreed to a Gaza three-phase ceasefire agreement and partial hostage release, the first six-week phase of such ceasefire began on January 19, 2025. It is possible that these hostilities will escalate in the future into a greater regional conflict, and that additional terrorist organizations and countries will actively join the hostilities. As of March 2025, these events have had no material impact on the Company's operations.

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

The functional currency of the Company's active foreign subsidiary is the local currency in which such subsidiary operates. For this subsidiary, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are reported separately as a component of accumulated other comprehensive income.

C.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI"), are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI (2016 base) and the representative exchange rates are as follows:

	Israeli CPI Points	Exchange rate of one US dollar NIS

December 31, 2024	116.3	3.647
December 31, 2023	112.6	3.627
December 31, 2022	109.4	3.519

	%

December 31, 2024	3.3	0.6
December 31, 2023	3.0	3.1
December 31, 2022	5.3	13.2

D.	Use of estimates:

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

Cash and cash equivalents are highly liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not restricted by a lien.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.	Trade accounts receivable:

Trade accounts receivables are recorded when the Company's right to consideration becomes unconditional. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for expected credit losses for estimated losses inherent in its accounts receivable portfolio.

The expected credit loss allowance is determined based on management's estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and volume of their operations.

The activity in the expected credit loss allowance is as follows:

	Year ended December 31,
	2024	2023	2022

Opening balance	264	162	173
Provision for credit losses	38	100	-
Foreign currency translation adjustments	(1)	2	(9)

Closing balance	301	264	162

G.	Inventories:

Inventories are recorded at the lower of cost or net-realizable value. Cost is determined on the weighted average basis for raw materials. For work in progress and finished goods, the cost is determined based on accumulated actual costs and indirect costs, applying the lower of cost or net realizable value principle. The main components included in the cost of work-in-progress and finished goods inventory are cost of raw materials, labor costs, and manufacturing overhead, which includes energy, maintenance, leasing expenses, and other expenses calculation of accumulated actual direct and indirect costs.

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

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and equipment	5-33
Leasehold improvements	Over the shorter of the term of the lease or its useful life
Office furniture and equipment	6-15

J.	Impairment of long-lived assets:

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2024, 2023 and 2022, the Company did not record any impairment charges attributable to long-lived assets.

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

During the years ended December 31, 2024, 2023 and 2022, the Company recognized share-based compensation expenses related to employee share options as follows:

	Year ended December 31,
	2024	2023	2022

Cost of revenues	115	67	47
Sales and marketing expenses	33	17	6
General and administrative expenses	459	279	197

Total share-based compensation expenses	607	363	250

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

Expected volatility was calculated based on actual historical stock price volatility movements. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. As the Company's awards are dividend protected by reducing the exercise price, an expected dividend assumption of zero was used. The assumptions used to determine the fair value of the share-based awards are management’s best estimates and involve inherent uncertainties and the application of judgment.

The following assumptions were used in the Black-Scholes option pricing model for the three-year period ended December 31, 2024:

	2024	2023	2022

Dividend yield	0%	0%	0%
Expected volatility	78%-80%	79%-80%	77%-78%
Risk-free interest	3.7%-4.4%	4.2%-4.8%	1.4%-4.0%
Expected term	6.25 years	6.25 years	6.25 years
Forfeiture rate	0%	0%	0%

M.	Revenue recognition:

The Company generates its revenues mainly from sales of distinct custom-made PCBs.

Revenues from the Company's contracts with customers are recognized using the five-step model in ASC 606 - "Revenue from Contracts with Customers" ("ASC 606"). At first, the Company determines if an agreement with a customer is considered to be a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods that will be transferred to the customer is considered as probable. The Company then assesses the performance obligations in the contract and allocates the transaction price in the contract to the distinct performance obligation. Revenue is recognized when control is transferred to the customer.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to the tax authorities.

Revenues from the sale of PCBs are recognized at a point in time, when control is transferred to the customer (which is generally upon shipment). The Company generally does not provide a right of return to its customers. Shipping and handling costs are not considered performance obligations and are included in cost of revenues. The Company does not disclose information about the remaining performance obligations that have original expected durations of one year or less. Customer balance is typically due within 0 to 75 calendar days of the invoice date.

Unbilled accounts receivables

In certain Company contracts, contractual billings do not coincide with revenue recognized on the contract. Unbilled accounts receivables are recorded when revenue recognized on the contract exceeds billings, pursuant to contract provisions, and become billable upon certain criteria being met. Unbilled accounts receivables, for which the Company has the unconditional right to consideration, totaled $0 and $38 as of December 31, 2024 and 2023, respectively, and are included in the accounts receivable balance.

N.	Earnings per ordinary share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Options to purchase 212,000 ordinary shares were not included in the computation of diluted EPS since the effect would be anti-dilutive.

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

As of December 31, 2024, 2023 and 2022, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.  The Company's financial instruments on December 31, 2024 and 2023, consisted of cash and cash equivalents, short-term bank deposits, trade and other accounts receivable, other current assets and trade and other payables. The carrying amounts of the financial instruments, approximate fair value due to their short maturity.

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

In accordance with ASC 842, the Company determines if an arrangement is a lease and the classification of that lease at inception is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset.

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

Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option. The Company does not record an asset or liability for operating leases with a term of 12 months or less.

U.	Impact of recently issued and adopted accounting standards:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.

The Company adopted ASU 2023-07 during the year ended December 31, 2024  retrospectively to all periods presented in the financial statements. For additional information see Note 14 of these consolidated financial statements.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure in the notes to the financial statements of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

W.	Reclassifications:

Certain amounts in the notes to prior years consolidated financial statements have been reclassified to conform with the current year presentation. The reclassification had no effect on previously reported consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows.

NOTE 3:-	CASH AND CASH EQUIVALENTS

	December 31,
	2024	2023

Denominated in U.S. dollars	3,469	1,218
Denominated in NIS	2,230	6,270
Denominated in Euro	1,876	1,790

	7,575	9,278

NOTE 4:-	SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposited in NIS or U.S. Dollars. During the year ended December 31, 2024 and 2023, the Company recognized interest in the amount of $517 and $75, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	INVENTORIES

	December 31,
	2024	2023

Raw materials	4,141	3,064
Work-in-progress	4,467	2,537
Finished goods	880	534

	9,488	6,135

During the years ended December 31, 2024, 2023 and 2022, the Company recorded inventory write-offs in the amounts of $80, $80 and $49, respectively. Such write-offs were included in cost of revenues.

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2024	2023

Prepaid expenses	352	245
Receivables from government authorities	194	387
Others	56	302

	602	934

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:
Machinery and equipment	32,865	37,219
Equipment advanced payments	903	751
Leasehold improvements	10,985	9,251
Office furniture and equipment	882	790

	45,635	48,011
Accumulated depreciation:
Machinery and equipment	(21,696)	(29,424)
Leasehold improvements	(8,732)	(8,624)
Office furniture and equipment	(629)	(609)

	(31,057)	(38,657)

Depreciated cost	14,578	9,354

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 were $1,546, $1,317 and $1,541, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2024	2023

Accrued payroll including amounts due to government authorities	1,340	1,090
Provision for vacation and other employee benefits	2,088	1,921
Accrued expenses	694	631
Other liabilities	1,014	2,047

	5,136	5,689

NOTE 9:-	EMPLOYEE SEVERANCE BENEFITS

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

b.
The Company's employees participate in a pension plan or individual insurance policies that are purchased by them. The Company's liability for severance obligations for the employees employed for one year or more is discharged by making regular deposits with a pension fund or the insurance policies. Under Israeli law, there is no liability for severance pay in respect of employees who have not completed one year of employment. The amount deposited with the pension fund or the insurance policies is based on salary components as prescribed in the employment agreement. The custody and management of the amounts deposited are independent of the Company and accordingly, such amounts funded and related liabilities are not reflected in the balance sheet. For non-management employees, the Company deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon end of employment with the Company, it makes a one-time deposit with the pension fund for the remaining balance. The Company deposited to the individual pension fund according to Section 14 of the Israeli Severance Pay Law $793 and $698 in 2024 and 2023, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LEASES

The Company entered into operating leases primarily for offices and motor vehicles. The leases have remaining lease terms of up to 3.2 years, some of which may include options to extend the leases for up to an additional 5 years. On June 30, 2020, the Company signed a new agreement for its current office and manufacturing facilities lease which originally was to end in 2022. The new agreement is for five years starting in 2022 with an option to extend the lease by another five years until 2032. The Company treated the new agreement as an extension and a modification of its current operating lease as it does not grant the Company any additional right of use. In addition, the Company concluded that it is reasonably certain that it will exercise the additional five years option starting in 2027. Accordingly, the Company re-measured the lease liability based on the remaining lease term as of the modification date using the incremental borrowing rate at the effective date of the modification.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased motor vehicles.

a.	The components of operating lease costs were as follows:

	Year ended December 31,
	2024	2023	2022

Operating lease cost	1,142	1,188	1,340
Total net lease costs	1,142	1,188	1,340

b.	Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2024	2023

Operating lease ROU assets	5,911	6,555
Operating lease liabilities, current	827	789
Operating lease liabilities, long-term	5,190	5,871
Weighted average remaining lease term (in years)	6.94	7.92
Weighted average discount rate	6.17%	6.16%

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LEASES (CONT.)

c.	Future lease payments under operating leases as of December 31, 2024, are as follows:

As of December 31, 2024

2025	1,133
2026	1,059
2027	1,020
2028	983
2029	983
2030-2032	2,160

Total undiscounted lease payments	7,338
Less: imputed interest	(1,320)

Present value of lease liabilities	6,018

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks. As of December 31, 2024 the Company has no debt to banks; however such pledges has not yet been cancelled.

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

The Company's articles of association allow it to exculpate any office holder from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. As of December 31, 2024, no liability was recorded with respect to the indemnification agreement.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

c.	Contingent Liabilities:

Environmental Related Matters

The Company has business permit in order to continue operating its business until December 31, 2028. The permit is subject to certain conditions, especially certain conditions imposed by the Israeli Ministry of Environmental Protection. Compliance with these conditions may be costly.

In January 2023, the Company received a notification from the Ministry that it intends to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. The Company paid this penalty.

During 2022, the Company's permit providing for deviations from the standards for discharges into the municipal sewage system was extended.  There can be no assurance that such extension will be granted in the future.

In October 2023, the Company received a notice from the Ministry regarding some suspicion of contamination of the soil from a drilling survey that was done in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited the Company's facility and informed the Company that an additional survey of the soil and groundwater in the facility area would be required. As of December 31, 2024, the Company is still in discussions with the Ministry regarding the need for such survey and if deemed required, the scope thereof.

NOTE 12:-	SHAREHOLDERS' EQUITY

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

During 2022, 28,000 options were granted under the Plan and 9,321 options were exercised. During 2023, 151,000 options were granted under the Plan and 171,015 options were exercised. During 2024, 87,000 options were granted under the Plan and 68,347 options were exercised. The total fair value of the options granted is being recognized over a four-year vesting period.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (CONT.)

As of December 31, 2024, options to purchase 369,809 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $8.30 per share. The share-based compensation expense related to employees' equity-based awards, recognized during 2024, 2023 and 2022 was $607, $363 and $250, respectively.

A summary of employee option activity under the Plan as of December 31, 2024 and changes during the year ended December 31, 2024 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2024	375,156	6.49	8.1	2,799
Granted	87,000	14.13	9.4	-
Exercised	68,347	5.00	4.9	-
Forfeited	24,000	10.08	8.8	-

Outstanding at December 31, 2024	369,809	8.30	7.8	992

Exercisable at December 31, 2024	163,557	6.03	6.7	822

The weighted-average fair value of options granted during the years ended December 31, 2024, 2023 and 2022 were $9.20, $5.90 and $2.67, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fourth quarter of fiscal 2024 and 2023 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company's share. As of December 31, 2024, there was approximately $1,272 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's share option plans. This cost is expected to be recognized over a period of up to 4 years. The total intrinsic value of options exercised during the years ended December 31, 2024 and 2023 was $0.88 million and $1.14 million, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2024	2023	2023
Numerator:
Profit attributable to Eltek Ltd. shareholders	4,224	6,353	3,194

Denominator:
Denominator for basic profit per share weighted-average number of shares outstanding	6,626,391	5,902,447	5,847,911
Effect of diluting securities:
Employee share options	75,018	54,041	-

Denominator for diluted profit per share - adjusted weighted average shares and assumed exercises	6,701,409	5,956,488	5,847,911

NOTE 14:-	OPERATING SEGMENTS AND ENTITY WIDE DISCLOSURES

a.	The Company operates as a single operating segment - manufacturing, marketing and sale of custom made printed circuit boards.

The CODM of Eltek Ltd. is the Chief Executive Officer (CEO). The CEO evaluates the company's performance and allocates resources based on financial information presented on a consolidated basis. The Company’s CODM uses consolidated net income to review actual results to allocate resources within the business to continue growth.

The following table presents information on reportable segment profit for the periods presented:

	Year ended December 31,
	2024	2023	2022

Revenues	46,527	46,695	39,650

Less:

Raw materials	12,209	11,661	10,138
Manufacturing	7,904	7,467	8,148
Salaries	18,828	16,787	15,840
Depreciation	1,546	1,317	1,541
Other segment items*	1,816	3,110	789

Net profit	4,224	6,353	3,194

*	Other segment items comprised of other cost items included with cost of sales, research and development, selling, general and administrative, tax expenses and finance income.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	OPERATING SEGMENTS AND ENTITY WIDE DISCLOSURES (CONT.)

b.	Customers who accounted for over 10% of the total consolidated revenues:
	Year ended December 31,
	2024	2023	2022

Customer A - Sales of manufactured products	8.3%	13.7%	18.7%
Customer B - Sales of manufactured products	15.5%	14.0%	9.2%

c.	Revenues by geographic areas:
Israel	30,709	26,735	21,980
North America	4,019	5,198	6,081
Netherlands	4,976	5,673	3,417
India	4,691	6,480	5,925
Others	2,132	2,609	2,247

	46,527	46,695	39,650

d.	Primary industries for which the Company produced PCBs:
Defense and aerospace equipment	65%	50.7%	48.7%
Medical equipment	6%	7.3%	8%
Industrial equipment	13%	14.4%	7.1%
Distributors, contract electronic manufacturers and others	16%	27.6%	36.2%

	100%	100%	100%

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2024	2023	2022

Interest on long-term bank loans	-	84	129
Interest on bank deposits	(730)	(169)	(45)
Bank charges	38	38	53
Foreign exchange loss (gain), net	(13)	(375)	(1,024)

	(705)	(422)	(887)

NOTE 16:-	TAXES ON INCOME

a.	Tax laws applicable to the Company:

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

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	TAXES ON INCOME (CONT.)

Conditions for the entitlement to the benefits:

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. Management believes that the Company is meeting the aforementioned conditions.

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

2.	The tax rates of the Company's active non-Israeli subsidiary is 21%.

c.	Carryforward losses for tax purposes:

As of December 31, 2024 the Company's carryforward operating losses for tax purposes were approximately $0.8 million. Carryforward capital losses for tax purposes were approximately $9.5 million.

The Company's carryforward losses for tax purposes and tax credits carryforward do not have expiration dates.

d.	Income tax assessments:

The Company files its income tax return in Israel. Eltek USA files its income tax return in the United States.

In Israel, the Company has received final tax assessments through the 1995 tax year. Assessments through the 2019 tax year are considered final due to statute of limitations. The Israeli tax returns of the Company may be audited by the Israeli Tax Authorities for the tax years beginning in 2020.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	TAXES ON INCOME (CONT.)

Eltek Europe's tax returns remain subject to audit for the tax years beginning in 2015. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2020.

e.	Profit before tax and taxes on income included in the consolidated statements of comprehensive income:
	Year ended December 31,
	2024	2023	2022

Income before income tax expense:
Israel	4,976	7,557	3,682
Foreign jurisdictions	121	160	176

	5,097	7,717	3,858

Current tax expense:
Israel	-	-	-
Foreign jurisdictions	39	41	35

	39	41	35

Deferred taxes (income) expenses:
Israel	614	1,323	629

Income tax (benefit) expense, net	873	1,364	664

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	TAXES ON INCOME (CONT.)

f.	Reconciliation of the theoretical income tax benefit to the actual income tax expense:

A reconciliation of the theoretical income tax benefit, assuming all income is taxable at the statutory rates applicable in Israel, and the actual income tax expense, is as follows:

	Year ended December 31,
	2024	2023	2022

Income before income tax expense as reported in the consolidated statements of comprehensive income	5,097	7,717	3,858

Statutory tax rates	23%	23%	23%

Theoretical tax expense calculated	1,172	1,775	887

Tax benefit arising from "Preferred enterprises"	(357)	(532)	(262)
Foreign tax rate differential in subsidiaries	11	(3)	(4)
Non-deductible items and others	47	124	43

Total	(299)	(411)	(223)

Income tax (benefit) expense	873	1,364	664

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	TAXES ON INCOME (CONT.)

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2024	2023

Deferred tax assets:

Net operating loss carryforwards (in Israel)	132	849
Capital loss carryforwards (in Israel)	2,179	2,190
Prepayment for non-deductible expenses	886	-
Reserves and other	443	99

Total gross deferred taxes	3,640	3,138

Less valuation allowance	(2,179)	(2,190)

Deferred tax assets, net	1,461	948

Deferred tax liabilities:

Undistributed income of subsidiaries	(200)	(76)
Property and equipment	(765)	(648)

Total deferred tax liabilities	(965)	(724)

Net deferred tax assets	496	224

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. During the year ended December 31, 2024, the Company concluded that, based on its evaluation of available evidence, it was not more likely than not that deferred tax assets related to capital losses carryforwards in Israel were realizable.

The Company has net operating loss carryforwards for tax purposes of approximately $0.8 million, which may be carried forward indefinitely.

h.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2024, 2023 and 2022, the Company did not have any material unrecognized tax positions and thus, no interest and penalties related to unrecognized tax positions were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

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

a.	Balances with related parties:

	December 31,
	2024	2023

Trade accounts receivable	246	139
Trade accounts payable	38	48

b.	Transactions with related parties:

	Year ended December 31,
	2024	2023	2022

Revenues	1,240	769	618
Purchases, general and administrative expenses	489	550	433

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers. The Company sells PCBs to Nistec based on its standard pricing, each PCB may be subject to a discount at such rate as offered by the Company from time to time to its other customer, provided that in no event shall the quoted price fall below 1.6 times the variable cost of such PCB, as determined by the Company's dynamic pricing system. Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

Soldering and assembly services - The Company may acquire soldering services and/or purchasing services from Nistec. Nistec’s pricing for its soldering services will be its standard pricing (the “Pricing”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Pricing will be negotiated by the parties in good faith (without participation of Mr. Nissan, the Company's controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. The Company’s purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 3,000,000 per annum.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

Managements fees - In July 2024, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the terms of the amended Management Agreement. Nistec is entitled to a monthly management fee of NIS 120,000 ($33,000). In the event that the Company’s audited consolidated financial statements reflect that the Company’s net income equals 4% or more of the Company’s revenues, Nistec shall be entitled to receive an annual performance-based bonus in an amount equal to three (3) times the monthly management fee.

Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan receives reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement will not exceed an aggregate amount of NIS 10,000 ($2,700) per calendar quarter.

Mr. Nissan is reimbursed for food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 1972.

In addition, the Company's shareholders in the annual general meetings held on December 5, 2019, October 29, 2020 and August 31, 2022 approved the following:

a.	The extension of the Directors and Officers' Indemnity Agreement with Mr. Nissan.
b.	The extension of the Exculpation Letter with respect to Mr. Nissan.
c.	The application of the Company’s directors and officers' liability insurance policy with respect to Mr. Nissan.

NOTE 18:-	SUBSEQUENT EVENTS

On April 8, 2025 the Company declared a cash dividend in the amount of $0.19 per share and $1.3 million in the aggregate. The dividend is payable on April 29, 2025.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD.

By:	/s/ Eli Yaffe
Name:	Eli Yaffe
Title:	Chief Executive Officer

By:	/s/ Ron Freund
Name:	Ron Freund
Title:	Chief Financial Officer

Dated: April 8, 2025