Form 20-F
period 2025-12-31
ELTEK LTD
filed 2026-03-26
CIK 1024672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

For the fiscal year ended December 31, 2025

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

6,719,827 Ordinary Shares, nominal value NIS 3.00 per share (as of December 31, 2025)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐      No  ☒

This report on Form 20-F is being incorporated by reference into our Registration Statement on Form S-8 (Registration No. 333-233958).

INTRODUCTION

 We manufacture, market and sell technologically advanced custom-made printed circuit boards, or PCBs, including high density interconnect, or HDI, flex-rigid and rigid boards, with high layer counts. Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  We were incorporated in 1970 under the laws of the State of Israel. Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently traded on the NASDAQ Capital Market. As used in this annual report, the terms “we,” “us” and “our” mean Eltek Ltd. and its subsidiaries, unless otherwise indicated.

Our functional currency is the New Israeli Shekel while our reporting currency is the U.S. Dollar. All references in this annual report to “dollars” or “$” are to U.S. Dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP.  The consolidated financial statements appearing in this annual report are translated into dollars at the representative rate of exchange under the current rate method.  Under such method, the income statement and cash flows statement items for each year (or period) stated in this report are translated into dollars using the average exchange rates in effect at each period presented, and assets and liabilities for each year (or period) are translated using the exchange rate as of the balance sheet date as published by the Bank of Israel ($1.00 = NIS 3.19 as of December 31, 2025), except for equity accounts, which are translated using the rates in effect at the date of the transactions.  All resulting exchange differences that do not affect our earnings are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity.

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
i

TABLE OF CONTENTS

		Page No.
PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	[RESERVED]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4.	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
B.	Business Overview	23
C.	Organizational Structure	28
D.	Property, Plants and Equipment	28
ITEM 4A.	UNRESOLVED STAFF COMMENTS	28
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A.	Operating Results	29
B.	Liquidity and Capital Resources	32
C.	Research and Development, Patents and Licenses	33
D.	Trend Information	33
E.	Critical Accounting Estimates	33
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
A.	Directors and Senior Management	35
B.	Compensation	38
C.	Board Practices	39
D.	Employees	37
E.	Share Ownership	38
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	50
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
A.	Major Shareholders	51
B.	Related Party Transactions	51
C.	Interests of Experts and Counsel	52
ITEM 8.	FINANCIAL INFORMATION	52
A.	Consolidated Statements and Other Financial Information	53
B.	Significant Changes	53
ITEM 9.	THE OFFER AND LISTING	54
A.	Offer and Listing Details	54
B.	Plan of Distribution	54
C.	Markets	54
D.	Selling Shareholders	54
E.	Dilution	54
F.	Expense of the Issue	54
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

Risks Related to Our Business and Our Industry

•	We are dependent on one-of-a-kind machinery that may malfunction and may not be easily replaced.

•	Key customers account for a significant portion of our revenues.

•	We are dependent upon a select number of suppliers for timely delivery of key raw materials.

•	Our business insurance policies may become more limited in scope and our premiums may increase.

•	We are subject to environmental laws and regulations.

•	Our products and related manufacturing processes are often highly complex and therefore our deliveries may be delayed.

•	We are affected by the growing demand for AI services, which have caused shortages of raw materials.

•	Breaches of network or information technology security, natural disasters or terrorist attacks.

•	We may require additional capital in the future, which may not be available to us.

•	Competition in the PCB market is intense.

•	Our results of operations may be adversely affected by currency fluctuations.

•	Changes in international trade policies, tariffs and geopolitical tensions may adversely affect our business.

•	We are subject to claims and litigation relating to environmental matters.

•	Increased regulation associated with climate change and greenhouse gas emissions.

•	Rapid changes in the Israeli and international electronics industries and recessionary pressures.

•	We may not succeed in our efforts to further expand our activity in the U.S. and other foreign markets.

•	We may become subject to the requirements of the National Industrial Security Program Operating Manual.

•	We may fail to detect violations of anti-corruption and anti-money laundering laws.

•	We may encounter difficulties with our international operations and sales, with military agencies.

•	Damage to our manufacturing facilities due to fire, natural disaster, or other events.

•	We are vulnerable to the general economic effects of epidemics, pandemics and other public health crises.

•	Our quarterly operating results fluctuate significantly.

•	Our products and product components need to meet certain industry standards.

•	Our operating margins may be affected as a result of price increases for our principal raw materials.

•	We compete with PCB manufacturers in Asia whose manufacturing costs are lower than ours.

•	Our enterprise resource planning system is no longer being fully supported.

•	We may fail to maintain effective internal control over financial reporting

•	Technological change may adversely affect the market acceptance of our products.

•	The measures we take in order to protect our intellectual property may not be effective or sufficient.

•	Claims that our products infringe upon the intellectual property of third parties.

•	We are affected by increasing global inflation and higher interest rates.

Risks Related to Our Human Capital

•	If our workforce will be represented by a labor union, we could incur additional costs.

•	Under current Israeli law, we may not be able to enforce covenants not to compete.

•	We depend on key personnel for the success of our business.

•	Our ability to maintain our directors’ and officers’ insurance may be curtailed.

•	We may be required to make payments to satisfy our indemnification obligations.

Risks Related to Our Ordinary Shares

•	Our share price has been volatile in the past and may continue to be in the future.

•	The voting interest of our controlling shareholder may conflict with the interests of other shareholders.

•	We may in the future be classified as a passive foreign investment company, or PFIC.

•	We do not guarantee that dividends will continue to be distributed in the future.

Risks Related to Our Organization and Location in Israel

•	Political, economic and military instability in Israel, including due to the current conflicts.

•	Obligation of our personnel to perform military reserve service.

•	Service and enforcement of legal process on us and our directors and officers may be difficult.

•	Provisions of Israeli law may prevent or make difficult a change of control.

•	The rights and responsibilities of our shareholders are governed by Israeli law and differ to U.S. law.

•	We may follow certain home country corporate governance practices.

•	Expenses incurred by public companies have been increasing.

•	The termination or reduction of tax and other incentives that the Israeli government provides.

Risks Related to Our Business and Our Industry

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

While the installation of new machinery is under way, it may take more time than planned and have an adverse impact on our profitability. Furthermore, even after completion of the planned investments, we will continue to be dependent on a limited number of machines, and a malfunction in any of these machines would halt production for a period ranging from several days to several months.  In addition, we cannot be certain that we will be able to obtain insurance coverage for the risk of mechanical breakdown of any of these machines, including coverage with respect to interruptions to our business.

Key customers account for a significant portion of our revenues. The loss of a key customer would have an adverse impact on our financial results.

In the years ended December 31, 2025, 2024 and 2023, a group of affiliated companies accounted for 18.3%, 8.3% and 13.7% of our total revenues, respectively, and another group of affiliated companies accounted for 6.0%, 15.5% and 14.0% of our total revenues, respectively. We expect that a significant portion of our future revenues will continue to be dependent on a small number of customers. Many of our key customers operate under approved vendor list (AVL) frameworks, under which suppliers are periodically evaluated based on performance criteria such as quality, delivery and reliability. During 2025, we experienced certain shipment delays due to operational challenges we encountered in connection with the construction and installation of new equipment. These delays resulted in a temporary reduction in our AVL rating status with a customer. While this did not have a material impact on the overall volume of orders received from this customer and its affiliates during the period, there can be no assurance that similar issues will not arise in the future or that our AVL ratings will not be adversely affected. If our standing with customers under such AVL frameworks were to decline, or if we are unable to maintain or improve our performance metrics, this could, over time, affect the level of business we receive from such customers. In addition, if we are unable maintain our level of business with our key customers, or attract sufficient new business to offset any reduction, our results of operations and financial condition could be adversely affected.

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

As the majority of PCB manufacturing is centered in South-East Asia, raw material suppliers may focus their attention and give higher priority to manufacturers in those areas, which may interrupt the supply of raw materials to us.  In addition, these suppliers could discontinue the manufacture or supply of these raw materials at any time. During the year ended December 31, 2025, our purchases from two (2) suppliers accounted for 22.6% and 12.4% of our total of consolidated raw material costs, respectively. In the event such raw materials are not readily available to us, we may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers may result in delays in production and shipment and increased expenses and may limit our ability to deliver products to our customers.

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

Our business insurance policies may become more limited in scope and our premiums may increase. As a result, we may incur uninsured losses.

The coverage limits and scope of our insurance policies may not be sufficient to cover future potential claims. The insurance coverage we may obtain may contain large deductibles or insufficient coverage or fail to cover certain risks or potential losses, including interruptions to our business resulting from mechanical breakdown of our machinery. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms, including with respect to coverage, deductibles or premiums, or at all. If we suffer future machinery failure, fires or floods, or product liability claims, we may be unable to maintain adequate insurance at satisfactory rates, or at all. Such insurance claims could negatively affect our manufacturing process and therefore, sales, or require a change in the design or manufacturing process, any of which could harm our relationship with our customers and have a material adverse impact on our reputation and business, financial condition, results of operations and prospects.

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

Our operations are regulated under various environmental laws and regulations that govern, among other things, the discharge of hazardous materials to the environment, as well as the handling, storage and disposal of such materials.  Compliance with these laws and regulations is a major consideration for PCB manufacturers because metals and chemicals classified as hazardous substances are used in the manufacturing process.  Since May 2003, our environmental management system has been ISO 14001 certified. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products. The certification is subject to periodic compliance audits conducted by the Standards Institution of Israel. If, in the future, we are found to be in violation of environmental laws or regulations, we could be liable for damages, costs of remedial actions, may be subject to criminal prosecution including a range of potential penalties, and could also be subject to administrative fines and revocation of permits necessary to conduct our business or any part thereof.  Any such liability or revocation could have a material adverse effect on our business, financial condition and results of operations. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation, including, inter alia, in view of the Integrated Environmental Permitting Reform, that is entering into force gradually, which is based on consolidating the air emissions permit, the poison permit, and the additional conditions for the business license issued by the Ministry of Environmental Protection into a single consolidated permit, and aligning the regulation with the European standard.

The cost of compliance with environmental laws and regulations depends in part on the requirements of such laws and regulations and on the method selected to implement them.  If new or more restrictive standards are imposed, the cost of compliance could be very high and have an adverse impact on our revenues and results of operations if we cannot recover those costs through the rates that we charge our customers.

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

Our products and related manufacturing processes are often highly complex and therefore our deliveries may  be delayed. Our products may at times contain manufacturing defects, which may subject us to product liability and warranty claims.

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

We are affected by the growing demand for AI services, which have caused shortages of raw materials and may adversely affect our operations and profitability.

We are currently experiencing a significant shortage in the supply of rigid laminates and prepreg (a composite material consisting of reinforcing fibers (carbon, glass, or aramid) pre-impregnated with a thermoplastic or thermoset resin matrix) based on electronics grade glass fibers, which are critical raw materials in our manufacturing processes. This shortage has resulted in suppliers imposing monthly allocation limits, restricting the quantities available to us. In addition, prices have increased significantly and have become highly volatile and unpredictable.

The shortage is primarily driven by a sharp increase in global demand for electronics grade glass fibers, including demand associated with artificial intelligence (AI) infrastructure, such as data centers and related technologies, which require substantial quantities of composite and insulation materials. As a result, competition for available supply has intensified.

If these supply constraints persist or worsen, we may be unable to procure sufficient quantities of raw materials on commercially reasonable terms, or at all. This could disrupt our production schedules, delay customer deliveries, increase our cost of goods sold, and negatively impact our margins and results of operations. Furthermore, we may not be able to fully pass increased raw material costs on to our customers, which could further adversely affect our profitability.

Although we are actively seeking alternative suppliers and implementing mitigation measures, there can be no assurance that such efforts will fully offset the impact of the current shortage.

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

As of December 31, 2025, we had $12.1 million in cash and cash equivalents and short-term bank deposits and working capital of 25.0 million. The lack of sufficient working capital in the future could negatively impact our ability to compete effectively in the future or to expand our production facilities, including with respect to our investment plans. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) ability to obtain additional lines of credit and long-term loans from banks and other lenders. The lack of sufficient working capital could negatively impact our ability to compete effectively in the future.

As of December 31, 2025, we did not have any outstanding long-term loans from banks and had unutilized revolving lines of credit aggregating NIS 8.7 million (approximately $2.7 million). These credit facilities may not remain available to us in the future. All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

Because competition in the PCB market is intense, our business, operating results and financial condition may be adversely affected.

The global PCB industry is highly fragmented and intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market for complex, flex-rigid and rigid multi-layer PCBs.  In the Israeli market we mainly compete with PCB Technologies Ltd. and major international PCB exporters, mainly from South Korea, India Europe and North America.

We have numerous competitors in the European and North American markets. Many of these competitors have significantly greater financial and marketing resources than us. Our current competition in the rigid PCB segment is mainly from PCB manufacturers in Asia (mainly in China, South Korea, India and Thailand), which have substantially lower production costs than us. Continued competitive pressure could cause us to lose significant market share.

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

Our revenues and expenses are denominated in NIS, US dollars and Euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The NIS value of our dollar and euro denominated revenues are negatively impacted when these currencies depreciate against the NIS. The average exchange rate for the NIS against the dollar was approximately 7% lower in 2025 than in 2024, which had a material impact on our operating results in 2025. Because our financial statements are presented in U.S. dollars, a depreciation of the dollar against the NIS increases the dollar-reported amount of our NIS-denominated expenses, even when those expenses remain unchanged in NIS terms, which could adversely affect our reported results.

We currently do not engage in hedging transactions. If we were to decide to enter into any hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be successful in our hedging efforts, or such transactions, if entered into, may not materially reduce the effect of foreign currency exchange rate fluctuations on our results of operations. Such hedging transactions may not necessarily mitigate the longer-term impact of currency fluctuations on the operating costs of our business operations and may result in additional expenses.

Changes in international trade policies, tariffs, and geopolitical tensions may adversely affect our business, competitiveness and supply chain.

Our business is affected by global trade policies, tariffs, export controls and other governmental actions that impact international commerce. Changes in trade regulations, including the imposition or increase of tariffs, duties or other trade restrictions by the United States, the European Union, Israel or other jurisdictions, could increase the cost of raw materials, components or equipment used in our manufacturing processes. Such measures could also increase the cost of our products in certain markets, which may reduce our competitiveness compared to local manufacturers or suppliers operating in jurisdictions not subject to the same trade restrictions.

In addition, tariffs or other trade barriers imposed by countries in which our customers operate could make our products less competitive relative to domestically manufactured alternatives. These developments could result in reduced demand for our products, pressure on our pricing, or the need for us to absorb additional costs in order to remain competitive.

Geopolitical tensions and changes in global economic or security dynamics may also encourage governments to promote or subsidize the development of local manufacturing capabilities, including in the printed circuit board (PCB) industry and related advanced electronics sectors. Such initiatives may include government incentives, subsidies, regulatory preferences or procurement policies designed to support domestic manufacturers. If countries in which we operate or sell our products expand support for local PCB manufacturing, our ability to compete in those markets could be adversely affected. Furthermore, geopolitical conflicts, trade disputes, sanctions regimes or other political developments could disrupt global supply chains, restrict access to certain markets, delay shipments or increase the cost and lead time of raw materials and components that we rely on in our manufacturing processes.

Any of the foregoing developments could adversely affect our business, financial condition, results of operations and competitive position.

We have in the past been, and currently are, subject to claims and litigation relating to environmental matters.  If we are found to be in violation of environmental laws, we might be liable for damages and costs of remediation and may be subject to criminal or administrative proceedings, including a halt in production, which may adversely affect our business, operating results and financial condition.

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

In October 2023, we received a notice from the Ministry regarding some suspicion of contamination of the soil from a drilling survey that was performed in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited our facility and informed us that an additional survey of the soil and groundwater in the facility area would be required. In June 2025, we received a request from the Water Authority to carry out a preliminary investigation of the groundwater at the facility. We submitted our proposed investigation plan, which has been approved, and is expected to carried out in the coming months, we are still in discussions with the Ministry regarding the need for and scope of a soil survey. We expect to hold a formal meeting with the Ministry on this matter, particularly as the facility’s poison permit includes instructions on the subject, including applicable deadlines.

In February 2026, we received a summons for a hearing from representatives of the Ministry of Environmental Protection in connection with two hazardous materials incidents that occurred during 2025. The hearing is scheduled to take place in April 2026. We are unable to assess the outcome of this hearing.

If we are found to be in violation of environmental laws, we could be liable, in addition to fines, for damages, costs of remedial actions and a range of potential penalties, and could also be subject to a shutdown of our factory. Such sanctions could have a material adverse effect on our business, financial condition and results of operations.

Increased regulation associated with climate change and greenhouse gas emissions, as well as increasing could impose significant additional costs on operations.

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

We may not succeed in our efforts to further expand our activity in the U.S. and other foreign markets, including as a result of the “tariffs wars”.  If we are unsuccessful, our future revenues and profitability would be adversely affected.

Our business plan assumes an increase in revenues from the U.S. and other markets.  However, our efforts to increase sales to such markets may not succeed. Sales to the medical, defense and aerospace industries may be affected by several factors, including the new U.S. tariffs on PCB imports. United States tariff rates on these imports can range from 10 percent to higher levels. We expect that increases in tariffs will increase the Company’s cost of sales, although their timing and precise effects are unpredictable. In particular, if the additional reciprocal tariffs go into effect, the Company will incur substantial additional increases in its cost of sales, and sales volumes into the United States would likely decline. Moreover, due to market trends, more and more Western counties aim to build and sustain local PCB manufacturing capabilities in an effort to refrain from complete reliance on import. This could lead to reduced interest in our products.

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

A facility security clearance is required in order to be awarded and perform classified contracts for the U.S. Department of Defense, or the Department of War, and certain other agencies of the U.S. government. To become a cleared entity, we must comply with the requirements of the National Industrial Security Program Operating Manual, or the NISPOM, and any other applicable U.S. government industrial security regulations. Further, due to the fact that a significant portion of our voting equity is owned by a non-U.S. entity, we are required to be governed by and operate in accordance with the terms and requirements of a Special Security Agreement, or the SSA.

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

Our governance, risk management and compliance processes may fail to detect violations of anti-corruption and anti-money laundering laws and our standards of ethics, including as a result of the conduct of our managers, employees, suppliers, business partners and third parties who act in our name, interest or benefit, which may have a material and adverse impact on our business, financial condition, results of operations, reputation and market price of our ordinary shares.

We operate in jurisdictions that have a low to medium risk of corruption according to the Corruption Perception Index from Transparency International. Mechanisms for preventing and combating bribery and corruption, money laundering, governance procedures, as well as our current internal procedures, may not be sufficient to ensure that all of our managers, employees, suppliers, business partners and third parties who act on our behalf, interest or benefit always act in strict compliance with our internal policies and laws and regulations aimed at preventing and combating corruption that we are subject to. These laws and regulations include the United States Foreign Corrupt Practices Act of 1977, as amended, the United States Foreign Extortion Prevention Act of 2023, and the Bribery Act 2010 of the United Kingdom, as well as other standards related to the Convention on Combating Corruption of Foreign Public Officials in International Business Transactions of the Organization for Economic Cooperation and Development - OECD, (collectively, “Anti-Corruption Laws”).

In general, the Anti-Corruption Laws prohibit companies and their employees, shareholders or managers from making improper payments to government officials, directly or indirectly, for the purpose of obtaining or retaining business and/or other benefits. We cannot guarantee that our direct and indirect shareholders, directors, officers, employees and other third parties (including agents, suppliers and service providers) and the companies to which some business operations are outsourced will fully comply with the Anti-Corruption Laws and related policies. Our governance, policies, risk management and compliance processes may not be able to, for example: (i) detect, prevent or respond to violations of the Anti-Corruption Laws or similar legislation, as well as violations of our internal compliance policies; (ii) detect, prevent or respond to occurrences of fraudulent and dishonest behavior by our managers, employees, suppliers, customers, business partners or third parties acting on our behalf, interest or benefit; (iii) manage all risks identified in our risk management matrix and/or predict, identify or mitigate new risks; and (iv) detect, prevent or respond to other occurrences of behavior inconsistent with ethical and moral principles, which may materially and adversely affect our reputation, our business, financial conditions and operating results, as well as impact the market price of our Securities negatively. Public authorities are empowered to impose penalties on us if acts of corruption are inadvertently or intentionally committed by members of our management, employees and/or third parties acting on our behalf or in our interest. Under the terms of certain Anti-Corruption Laws, companies may be jointly and severally liable for the payment of a fine and full compensation for damage for unethical practices attributed to their affiliates and consortia members. As a result, we may be held liable for any such violations.

As we increase and scale our business, we may engage with new business partners and third-party intermediaries to market our products and services and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, customers and agents, even if we do not authorize such activities.

The existence of any current or past investigations, inquiries or proceedings of an administrative or judicial nature related to the violation of the Anti-Corruption Laws, against us, our managers, employees, suppliers, business partners or third parties acting on our behalf, interest or benefit may result in: (i) fines and indemnities in the administrative, civil and criminal spheres (the latter, to the administrators who contributed to the infraction); (ii) loss of unlawfully obtained benefits, including operating licenses; (iii) prohibition or suspension of our activities; and/or (iv) loss of rights to contract with the public administration, to receive incentives or tax benefits from any financing and resources from the public administration, among other applicable penalties. We may also be jointly and severally liable for the payment of a fine and full compensation for the damage due to practices contrary to the Anti-Corruption Laws caused by our controlling, controlled, affiliated or, under the respective contract, consortium companies, which could materially and adversely affect our reputation, business, financial condition and operating results, as well as impact the market price of our Securities negatively.

All of these circumstances could have a material adverse effect on us. Therefore, if we are not able to keep the governance, risk management and compliance processes operating effectively, we may not be able to prevent the occurrence of fraud and/or the occurrence of other deviations, including in relation to the preparation of statements and accounting information.

The existence of lawsuits, procedures, investigations, convictions, publications or negative comments in any media vehicle or social network involving us, our direct or indirect shareholders and subsidiaries, our business, our operations, executive officers, members of our Board, or any third party acting on our behalf, interest or benefit, could seriously damage our reputation. The reputational risk arising from the negative perception of our brand by customers, counterparties, shareholders, subsidiaries, investors, regulators and society in general for involvement in any of the above cases can originate from several factors, including those related to non-compliance with legal obligations, inappropriate business practices related to our customers, products and services, relationships with partners with questionable ethical posture, employee misconduct, information leakage, anti-competitive practices, failures in the risk management process, among others.

Any such damage to our reputation and imposition of sanctions or other penalties may adversely affect our business, financial condition and results of operations, as well as the market price of our ordinary shares.

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

All of our manufacturing is conducted in our headquarters building in Israel. The destruction or closure of our facility for a significant period of time as a result of fire, explosion, act of war or terrorism, flood, tornado, earthquake, lightning, other natural disasters, required maintenance, or other events could harm us financially, increasing our costs of doing business and limiting our ability to deliver our manufacturing services on a timely basis.

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

Outbreaks of epidemic and pandemic diseases and any relevant governmental responses thereto could adversely affect our business, operating results, or financial condition.

Global public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world, could disrupt global financial markets and economic conditions and adversely impact our operations.

For example, restrictions and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, such as travel restrictions and temporarily closing business, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, we may experience severe operational disruptions and delays, and disruptions in the supply chain, among other potential consequences attendant to epidemic and pandemic diseases.

In particular, we may be required to limit the number of employees working based on our physical space.

Unlike other industries, as a manufacturer of physical products, we cannot rely on our main workforce to be working from home. In the past, Israel and other countries enforced quarantines and shutdowns. We continue to monitor public health developments and related impacts on all aspects of our business and geographies, including our workforce, supply chain and customers.

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

While we do not believe that our products (which are produced based on specifications provided by our customers) and proprietary rights infringe upon the proprietary rights of others, third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them, whether directly against us or as a result of an infringement claim against any of our customers. Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim. Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all. We also may not be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering the product. Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

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

Our employees have previously sought to establish an employees’ union committee, which effort was soon abandoned. If our employees are represented by a union in the future, we could incur additional costs, experience work stoppages, either of which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers. Strikes and work stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work stoppages and such strikes or work stoppages occur, these may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers in a timely manner.

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

Mr. Yitzhak Nissan, our Chairman of the Board and the controlling shareholder of Nistec Golan, beneficially owned 58.7% of our outstanding ordinary shares as of March 19, 2026. Accordingly, Mr. Nissan and Nistec Golan have the ability to exercise a significant influence over our business and affairs and generally have the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class, including the election of directors and approval of significant corporate transactions. Mr. Nissan and Nistec Golan may make decisions regarding Eltek and our business that are opposed to other shareholders’ interests or with which other shareholders may disagree. Nistec Golan’s and Mr. Nissan’s voting power could have the effect of deterring or preventing a change in control of our company that might otherwise be beneficial to our other shareholders.

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” (“PFIC”). Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below in “United States Federal Income Taxation”) of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” If we are treated as a PFIC, U.S. Holders of ordinary shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares. In particular, dividends paid by us, if any, would not be treated as “qualified dividend income,” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2025 tax year. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read “United States Federal Income Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We cannot assure you that we will pay dividends in the future.

In November 2022, our board of directors declared the Company’s first cash dividend, in the amount of US$0.17 per share and approximately $1 million in the aggregate. The dividend was paid in US dollars on December 19, 2022 to all of our shareholders of record as of December 12, 2022. In November 2023, our board of directors declared another cash dividend in the amount of $0.22 per share and in the aggregate an amount of approximately $1.3 million. The dividend was paid on December 21, 2023, in US dollars, to all of the Company’s shareholders of record as of December 13, 2023. In April 2025, our board of directors declared another cash dividend in the amount of $0.19 per share, and in the aggregate amount of approximately $1.3 million. The dividend was paid on April 29, 2025, in US dollars, to all of the Company’s shareholders of record as of April 22, 2025.

The distribution of dividends is limited by the Israeli Companies Law, according to which, a company may distribute dividends out of its Profits (the “Profitability Threshold”), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due (the “Solvency Threshold”). The distribution amount is limited to the “Profits”. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. The Profitability Threshold and the Solvency Threshold are cumulative and our company is required to meet both thresholds in order to be able to distribute dividends. Notwithstanding the foregoing, dividends may be paid even if not out of Profit, with the approval of a court, provided that the company can demonstrate that the Solvency Threshold is met. An equity repurchase is generally treated as a deemed dividend for purposes of the aforementioned limitations on dividend distributions. However, since our company is listed on an exchange outside of Israel, even if we lack the requisite Profit, we do not need to seek court approval for an equity repurchase, provided that we notify our creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate court proceedings to review the terms of repurchase. If within 30 days of such notification creditors do not file an objection, we may proceed with the repurchase without obtaining court approval. In the event cash dividends are declared, such dividends will be subject to applicable Israeli withholding taxes. For additional information, see Item 10E. “Additional Information – Taxation – Taxation of Gains Upon Disposition of, and Dividends Paid on, our Ordinary Shares.”

Risks Related to Our Organization and Location in Israel

Political, economic and military instability in the State of Israel, including as a result of the war with Iran and the current “Iron Swords” war in Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations.

Our executive offices and manufacturing facility are located in Israel. In addition, all of our employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. A ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, but the hostilities between Israel and Iran resumed on February 28, 2026. Hezbollah rejoined the conflict as well and launched attacks against Israel, which lead to Israel commencing a combined aerial and ground operation in south Lebanon on March 3, 2026. A broader regional conflict involving additional state and non-state actors remains a significant risk, especially because Iran also has a strong influence among extremist groups in the region in addition to Hezbollah, such as Hamas in Gaza, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation in a material manner, and we have not experienced disruptions to our business operations. The intensity and duration of the security situation in Israel continue to be difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general; the continued hostilities could increase the risk of disruptions to our business and the Israeli economy in general. The continuation of the hostilities or expansion of the armed conflict to involve additional state and non-state actors could delay any expansion plans, increase costs, disrupt supply chains and distribution, adversely affect demand, and materially and adversely affect our business, financial condition and results of operations.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that the government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

The continued political instability and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

At this time, it is not possible to predict the intensity or duration of the conflict, nor can we predict how this conflict will ultimately affect Israel’s economy in general, including the potential for further credit rating actions, changes in foreign investment, currency volatility, inflationary pressures, or reduced economic activity. Credit rating agencies have previously taken actions with respect to Israel’s credit rating and outlook, and additional actions or continued negative outlooks could further increase borrowing costs and contribute to market volatility. We continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in Israel or in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements, when necessary, in order to meet our business partners face to face.

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

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Nasdaq listing rules and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly. Being a public company and being subject to such rules and regulations also makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and executive officers.

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

In November 2013, Nistec Ltd. acquired 50.5% of our issued share capital and gained control of our company.  In December 2018, Nistec Ltd., transferred its ownership interest in our company to Nistec Golan Ltd. Nistec Golan and Nistec Ltd. are privately held companies indirectly controlled by Mr. Nissan, through Nistec Holdings Ltd. Since then, Nistec Golan Ltd. and Mr. Nissan have purchased and sold shares of our company on several occasions and, as of March 3, 2026 they jointly hold 58.7% of our company’s shares.  We manufacture and supply technologically advanced custom-made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe, North America and Asia. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high‑technology industries. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs.

We design and develop innovative manufacturing solutions pursuant to complex interconnect requirements of original equipment manufacturers, and provide our customers with a wide range of custom designed PCBs, including complex rigid, double-sided and multi-layer PCBs as well as flexible circuitry (flex and flex-rigid boards) made of several types of high-performance base material. To complement our quick-turnaround, prototype, pre-production and low to medium volume production capability and provide our customers with single source service, we also act as a supplier for the importation of PCBs from South-East Asia when customers require high volume production runs, although such activity was not significant in recent years.

During the three years ended December 31, 2025, we invested approximately $17 million in new equipment and the expansion of our facilities and infrastructure.  Subject to availability of financial resources, we expect to invest approximately $5 million in capital expenditures in 2026, mainly for manufacturing equipment to expand our manufacturing capacity and to upgrade our technological capabilities. We intend to finance these expenditures with cash flow from operations and our cash balances. Our ability to satisfy our cash needs and implement our capital allocation strategy depends on our ability to generate cash from operations and to access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. In addition to cash on hand, we sometimes rely on external financing to help satisfy our cash needs. However, various factors affect external financing, including general market conditions, interest rate fluctuations, and operating results. Consequently, external financing may not be available on acceptable terms or at all.

Recent Developments

On February 28, 2026, Israel and the United States launched a joint attack on Iran, targeting key officials, military commanders and facilities, resulting in the death of Iran’s Supreme Leader and other key officials and military commanders. In retaliation, Iran launched hundreds of ballistic missiles and drones against civilian targets in Israel and against U.S. military bases, civilian aviation facilities and other civilian targets in several countries in the Persian Gulf, including Jordan, Kuwait, Bahrain Qatar, Iraq, Saudi Arabia and United Arab Emirates. Hezbollah rejoined the conflict as well and launched attacks against Israel, which lead to Israel commencing a combined aerial and ground operation in south Lebanon on March 3, 2026.The war has also led to widespread airspace closures in the region. At this time, we do not expect the current conflict to have a material impact on our financial and operational results; however, since these are events beyond our control, their continuation or cessation may affect our expectations. We continue to monitor political and military developments closely and examine the consequences for our operations, assets and financial and operational results.

B.          Business Overview

Industry Overview

Printed circuit boards (PCBs) are fabricated from a variety of base materials and may be double-sided or multilayered, constructed as rigid, flexible, flex rigid, or high frequency types. Essentially, PCBs serve as platforms that conduct electrical signals among active and passive microelectronic components, such as microprocessors, memory devices, resistors, and capacitors. Photolithographic processes transfer the circuit images onto individual layers, which are then etched using chemical processes.  The main categories of PCBs include:

Rigid PCBs.  Rigid PCBs represent the core product of the industry and are used in virtually all electronic devices. The layer count typically ranges from 2 to 30, although some PCBs may comprise up to 42 layers.

Flexible and flex‑rigid PCBs.  Flexible PCBs are thin, lightweight circuits used to interconnect other boards and electronic components within various devices. Flex rigid PCBs combine rigid sections with flexible layers and generally range from 2 to 30 layers. These products are suitable for applications that impose space or shape constraints, or require highly reliable interconnections. They are commonly used in military (primarily avionics), medical, measurement, and automotive systems, among others.

Backplanes.  Backplanes are large, high-density circuit boards with design features such as tightly controlled finished hole sizes that demand precise process management. These products, commonly referred to as motherboards, contain connectors that receive and interconnect additional PCBs. They are primarily used in telecommunications and data communication systems.

PCB manufacturers are generally classified by two main parameters: product sophistication and service sophistication. Product sophistication reflects a manufacturer’s ability to produce PCBs with higher layer counts and more complex structures, as well as finer line widths and spacing. State of the art high density interconnect (HDI) technology enables the production of PCBs with line widths and spacing as narrow as 2–3 mils and hole diameters between 4 and 6 mils.

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

Decreasing concentration of global PCB production in China. During the past decade, many electronics manufacturers have moved their commercial production to Asia to take advantage of its exceptionally large, relatively low-cost labor pool.  In particular, the trend has favored China, which according to industry sources has the largest PCB market in terms of both revenue and number of suppliers. The overall technical capability of suppliers in China has improved dramatically in recent years, and China has emerged as a global production center for cellular phones, smartphones, tablet PCs, computers and computer peripherals, and high-end consumer electronics.  Due to geopolitical dynamics, in recent years there has been a clear shift of PCB manufacturing from China to “green” countries like India, South Korea, Thailand and others. The trend also extends to Chinese companies, who choose to build new plants outside of China, mainly in Thailand.

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

Increased requirements for aerospace and defense products.  The aerospace and defense markets are characterized by increasingly time-consuming and complex certification processes, long product life cycles, and a demand for leading-edge technology with extremely high reliability and durability. While the Department of War budget faces increasing scrutiny as part of overall U.S. budget deficit reduction efforts, we anticipate that a continued Department of War commitment to new product development and upgrades – incorporating leading-edge PCB technology in products for intelligence, surveillance and reconnaissance, communications and weapon systems – combined with Foreign Military Sales programs and a recovering global commercial aerospace industry will support a significant long-term market for these products. In addition, the current political climate in various parts of the world has led to an increased demand for defense and aerospace applications world-wide. This has resulted in heightened interest from countries looking to upgrade their military capabilities and secure their borders. The situation has also sparked a renewed focus on national security, with governments investing more resources towards strengthening their defense systems. These trends are reflected in a significant increase in the volume of orders.

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

Introduction of new disruptive technologies. The traditional PCB production method is subtractive, commencing from an intact copper on the surface of the dielectric, which is reduced and etched using a lithography process. In recent years, a new technology has been introduced, the mSAP/SAP, an additive method, in which the copper in the photolithographic processes is enlarged on the basis of a predefined mold. The advantage of this production method is the ability to utilize a limited path area on which are compressed a large number of processors with a conductor space/width of less than 25 microns. These new semi-additive and fully additive technologies for ultra-dense (1/1 mil line/space) topography are gaining traction and are affecting the conventional industries including us. If found to be cost effective and reliable we may need to adopt such production capabilities in the future.

Manufacturing and Engineering Processes

Continued significant investments in equipment are necessary in order to maintain technological competitiveness in the PCB industry. During the three years ended December 31, 2025, we invested approximately $17 million in machinery and equipment for that purpose.

Manufacturing Capabilities. We have the capability to manufacture PCBs having up to 40 layers. Flex-rigid boards consist of blind and buried vias and designs using materials as thin as 1 mil.  We receive orders for production with turnaround times of generally between several days to two months. We are able to produce short runs of five to 30 units of simple type PCBs within four to five working days, and a few hundred units within ten working days, and are capable of producing such number of boards within five working days when production line scheduling permits.

In the beginning of 2022, we decided to accelerate our investment program in machinery and equipment. The program includes investments in new production lines as well as in infrastructure in order to enable us to increase our production capabilities as well as our efficiency. The program includes investments of $15 million and the majority of its implementation is expected to conclude by the end of 2026. During 2025, we enhanced our production capabilities through the installation of several new machines and production lines. These include a new outer layer development line, an Alpha prep line for layer preparation prior to lamination, a Flying Probe electrical testing system, and a new planarizer machine integrated into the via-filling process. We expect that the program will allow us to increase our sales by $10-15 million annually, to around $60 million, based on the continuity of the increased demand for our products. Due to the complexity of the investment program, we may encounter delays in the schedule and the completion of our investments.

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

Quality, Environmental and Safety Standards. Our quality management system has been ISO 9001:2015 certified since July 2002 and AS9001D certified since 2012.  Such certification is based on successful implementation of quality assurance requirements and includes ongoing monitoring of our business and periodic compliance audits conducted by the Israeli Institute of Standards.  We have obtained United States Department of Defense Qualified Product List approval (MIL-PRF-55110G and MIL-P-50884E) for our products.  Since 1976, our rigid glass epoxy (FR4 and FR5) and flex-rigid boards have been UL 94V-0 certified by Underwriters Laboratories Inc and we are in the process of adding additional raw materials. (a standards organization that offers product safety testing and certification of product safety).  Our environmental management system has been ISO 14001:2015 certified since 2005. We are ISO 45001:2018 certified for occupation health and safety management systems since December 2007.

Sales, Customers and Marketing

Sales.  In the years ended December 31, 2025, 2024 and 2023, the primary industries for which we produced PCBs were defense and aerospace equipment (73%, 65% and 51% of production, respectively), medical equipment (7%, 6%, and 7% of production, respectively), industrial equipment (9%, 13% and 14% of production, respectively), distributors, contract electronic manufacturers and others (11%, 16% and 28% of production, respectively).

Customers.  During the year ended December 31, 2025, we provided PCBs to approximately 109 customers in Israel and approximately 66 customers outside of Israel. Our customers outside of Israel are located primarily in North America, the Netherlands, India, Italy, Romania and Uruguay.  Sales to non-Israeli customers were $16.5 million (32% of revenues) for the year ended December 31, 2025, $15.9 million (34% of revenues) for the year ended December 31, 2024 and $20.0 million (42.7% of revenues) for the year ended December 31, 2023. In the years ended December 31, 2025, 2024 and 2023, a group of companies accounted for 18.3%, 8.3% and 13.7%, of our total revenues, respectively, and another group of companies accounted for 6.0%, 15.5% and 14.0% of our total revenues, respectively.

Marketing. We market and sell our products primarily through our direct sales personnel, sales representatives and through PCB trading and manufacturing companies. We currently have six direct salespersons, of which five persons are located in Israel and one person is located in the United States. In North America, we market and sell our products through Eltek USA as well as through independent local sales representatives. PCB trading and manufacturing companies act as distributors of our products in the Netherlands, Italy, and South Africa.  In India, we market our products through a local sales representative. We maintain technical support services for our customers worldwide. We also maintain customer service support centers that handle all logistical matters relating to the delivery of our products and receive and handle complaints relating to delivered products.  Our customer service personnel currently consist of five persons.

Our strategy is to focus on the high end of the PCB market, mainly in flex-rigid PCBs, in which margins are better.  We are currently focusing our marketing efforts on the defense and medical industries. To penetrate the U.S. defense market, we applied for ITAR registration from the U.S. Department of State, Bureau of Political-Military Affairs, which we received in January 2009. ITAR regulates the manufacture, export and transfer of defense articles, information and services.  ITAR is a set of U.S. government regulations that controls the export and import of certain defense-related articles and services.  The regulations restrict sensitive information and technologies only to be shared with U.S. persons, unless special approval is acquired. To qualify for ITAR registration, we met strict requirements for corporate structure, security, record keeping and procedures to allow us to sell our PCBs for use in U.S. defense products. Following said registration, we bid on and won an MLA (manufacturing license agreement) with DDTC, supporting the manufacturing of boards for the Department of War and defense and aerospace contractors in Israel. In November 2009, we became certified to the AS 9100B quality management standard for the avionic industry in order to strengthen our position in the avionic and aerospace market in North America and Europe. In January 2014, we received accreditation from Nadcap, a global cooperative accreditation program for aerospace engineering and related industries, for our advanced circuitry solutions, including rigid and flex-rigid printed circuit boards.

Starting in 2021, we have a dedicated sales team for commercial activities whose members cooperate with reliable PCB manufacturers from the Far East.

In the past two years, we have been expanding our commercial offering by entering into agreements with Asian manufacturers  who are able to manufacturer variety of applications, including complex boards.

We have ongoing programs to upgrade our processes by implementing high-quality standards, employee training and special training activities for clients. Marketing efforts include recruiting independent sales representatives in various geographic areas, the distribution of promotional materials, seminars for engineers, and the supply of technical information to business publications.

Materials and Supplies

The materials used in the manufacture of PCBs are primarily laminates (copper clad, with an isolating core separating them), prepreg composite materials, photo-chemical films, chemicals and inks. The materials we use are manufactured in Europe, North America and South-East Asia.  Some of the materials are purchased directly from the manufacturer, while others are purchased from local distributors.

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

Competition

The global PCB industry is highly fragmented and intensely competitive, trends that we believe will continue and even intensify. The global PCB industry is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We compete principally in the market of high-end complex Rigid-Flex, multi lamination HDI, RF boards and Mixed-material multi-layer PCBs. In the Israeli market, we mainly compete with the Israeli firm PCB Technologies Ltd., and few major PCB trading companies like Fineline, NCAB and others. The trading companies are importing PCBs mainly from Asia, and some from North America and Europe. In the past two years, we have identified a trend of increased competition from manufacturers in India and South Korea, who are working directly with Israeli e defense and aerospace customers. In the European market we mainly compete with Advanced Circuit Boards NV (Belgium), Dyconex and Cicor (Switzerland), Graphics, Exception PCB and Invotec (United Kingdom), Cistelaier and Somacis (Italy), Schoeller-Electronics GmbH (formerly Ruwel Werke GmbH) (Germany) and certain other German companies.  In the North American market, we mainly compete with TTM, Inc. (previously known as DDi Corp and Viasystems), Summit, Printed Circuits, Inc. and APCT. Many of these competitors have significantly greater financial, technical and marketing resources than us. Although capital requirements are a significant entry barrier for manufacturing complex PCBs, the basic interconnect technology is generally not protected by patents or copyrights. Our competition in the rigid PCB segment comes mainly from PCB manufacturers in the Far-East, which have substantially lower production costs than us. Continued competitive pressures could cause us to lose market share and reduce prices.

Backlog

Due to the costs involved, our customers are increasingly reluctant to maintain inventory and refrain from placing orders significantly in advance. Accordingly, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Our backlog on December 31, 2025 was approximately $15.8 million compared to a backlog of approximately $23.1 million on December 31, 2024. We expect to deliver most of our December 31, 2025 backlog in 2026. We include in our backlog all purchase orders scheduled for delivery within the next 24 months.

Environmental Matters

Our environmental management system has been ISO 14001 certified since May 2003. This certification was based on successful implementation of environmental management requirements and includes ongoing monitoring of our processes, raw materials and products.  The certification is subject to periodic compliance audits conducted by the Israeli Institute of Standards.

PCB manufacturing requires the use of metals and chemicals classified as hazardous substances.  Water used in the manufacturing process must be treated to remove metal particles and other contaminates before it can be discharged into the local sewer systems.  We operate and maintain effluent water treatment systems and use approved testing procedures at our manufacturing facilities. There is no assurance, however, that violations will not occur in the future.  We are also subject to environmental laws and regulations relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Environmental laws and regulations could become more stringent over time, including, inter alia, in view of the Integrated Environmental Permitting Reform, that is entering into force gradually, which is based on consolidating the air emissions permit, the poison permit, and the additional conditions for the business license issued by the Ministry of Environmental Protection into a single consolidated permit, and aligning the regulation with the European standard, and the costs of compliance with more stringent laws could be substantial.  Our operation is subject to various regulatory requirements in connection with the discharge of wastewater into the sewer system, including regulations that limit the concentration of metals and other contaminants discharged, the breach of which constitutes a criminal offense.  Over the years, we have undertaken various actions to reduce the use of water in our manufacturing facilities, and invested in improving our effluent wastewater treatment system to lower the amounts of inorganic salts and copper concentration in the discharged water.

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

In October 2023, we received a notice from the Ministry regarding some suspicion of contamination of the soil from a drilling survey that was performed in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited the Company's facility and informed us that an additional survey of the soil and groundwater in the facility area would be required. On June 2025, we received a request from the Water Authority to carry out a preliminary investigation of the groundwater at the facility. We submitted our proposed investigation plan, which has been approved, and is expected to be carried out in the coming months. We are still in discussions with the ministry regarding the scope of a soil survey. We expect to hold a formal meeting with the Ministry on this matter, particularly as the facility’s poison permit includes instructions on the subject, including applicable deadlines.

In February 2026, we received a summons for a hearing from representatives of the Ministry of Environmental Protection in connection with two hazardous materials incidents that occurred during 2025. The hearing is scheduled to take place in April 2026. We are unable to assess the outcome of this hearing.

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

D.          Property, Plants and Equipment

Leased Facilities

Our executive offices, as well as our design, production, storage and shipping facilities, aggregating approximately 90,000 square feet, are located in an industrial building in the Sgoola Industrial Zone of Petach-Tikva, Israel. In 2020, we signed an amendment to the lease agreement which extends the lease contract until February 2027 with a 7% increase in rent, with an option to extend the lease for an additional five-year period with an additional 3% increase in rent, which will expire in February 2032. In January 2026 we signed an additional amendment to the lease extending it until the end of 2039, without changes to the rent increase mechanism, and with a 50% discount on several months of rent, reflecting  compensation from the landlord for improvements made by us to the leased property. In the year ended December 31, 2025, we incurred $1.2 million of leasing expenses for these premises.

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

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Revenues.  Revenues increased by 11% to $51.8 million in the year ended December 31, 2025, from $46.5 million in the year ended December 31, 2024. The increase in revenues is primarily attributable to increased demand for our products as well as the increased capacity achieved by the installation of new equipment.

Cost of Revenues. Cost of revenues increased by 21% to $43.8 million for the year ended December 31, 2025, from $36.2 million for the year ended December 31, 2024. The increase in cost of revenues is attributable to the increase in revenues, increase in employee compensation costs, production inefficiencies resulting from the investment plan and the relocation of production lines to a new area within the plant, and the devaluation of the dollar against the NIS.

Gross Profit.  Gross profit decreased by 23% to $8.0 million for the year ended December 31, 2025, from $10.3 million for the year ended December 31, 2024. Gross profit as a percentage of revenues decreased to 15.4% for the year ended December 31, 2025, from 22.2% for the year ended December 31, 2024. The decrease in gross profit margin is primarily attributable to increased employee compensation costs, production inefficiencies and the devaluation of the dollar against the NIS.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $5.6 million in the year ended December 31, 2025, compared to $5.8 million in the year ended December 31, 2024. The decrease in expenses is mainly attributable to a reduction in management fees and executive incentives.

Operating Profit. We recorded an operating profit of $2.3 million in the year ended December 31, 2025, compared to an operating profit of $4.4 million in the year ended December 31, 2024. The decrease is primarily attributable to the decrease in gross profit.

Financial Expenses, Net. Financial expenses, were $1.3 million in the year ended December 31, 2025 compared to $0.7 million of  financial income in the year ended December 31, 2024. The financial expenses in 2025 was primarily attributable to the devaluation of the dollar against the NIS.

Income Tax Expense. Tax expenses were $0.2 million in the year ended December 31, 2025 compared to $0.9 million in the year ended December 31, 2024, reflecting the lower income in 2025.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Please see Item 5A of our Form 20-F for the year ended December 31, 2024, as amended, filed on April 8, 2025, for this comparison.

Impact of Currency Fluctuations and Inflation

Our revenues and expenses are denominated in the NIS, dollars and Euros. Due to the different proportions of currencies our revenues and expenses are denominated in, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. For example, the reported dollar amounts of our NIS denominated expenses are negatively impacted in case of a devaluation of the dollar and the Euro against the NIS.  The average exchange rate for the NIS against the dollar was approximately 6.7% lower in 2025 than 2024 and the average exchange rate of the NIS against the Euro was 2.7% lower in 2025 than 2024 and in total, these changes had a negative impact on our operating results in 2025. The average exchange rate for the NIS against the dollar was approximately 0.73% higher in 2024 than 2023 and the average exchange rate of the NIS against the Euro was 0.4% higher in 2024 than 2023, and in total, these changes had a positive impact on our operating results in 2024.

The following table sets forth, for the periods indicated, devaluation or appreciation of the NIS against the most important currencies for our business, the Dollar and Euro, between December 31 each year and December 31 of the year before.

	Year Ended December 31,
	2025	2024	2023	2022	2021
Dollar	(12.5)%	0.6%	3.0%	13.17%	(3.27)%
Euro	(1.3)%	(5.4)%	6.9%	6.62%	(10.76)%

Because exchange rates between the NIS and the dollar and Euro fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

The increase in inflation is due to many factors beyond our control, such as rising production and labor costs, changes in the Israeli and foreign governmental policy and regulations, and movements in exchange rates and interest rates. The Israeli national consumer price index, which is an indicator of the inflation, was 2.6%, 3.2% and 3% in 2025, 2024 and 2023, respectively. Inflation rates may increase in the future. If inflation rates rise, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in Israel, and worldwide, may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

Israel and the E.U. concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligated Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the E.U., which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the E.U. In June 2014, Israel joined the E.U.’s Horizon 2020 Research and Innovation program. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, and most recently, UAE, and other nations in Eastern Europe and Asia.

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

As of December 31, 2025, we had $10.8 million in capital loss carry forwards, which can be offset against future capital gains in Israel without time limitation.  In Israel, we have received final tax assessments through the 1995 tax year. Tax assessments through the 2020 tax year are considered final due to the statute of limitations. Our U.S. subsidiary has not yet received any final tax assessments since its incorporation. The subsidiary is no longer subject to federal and state examinations for fiscal years before 2020.

In 2025, we recorded tax expenses of $0.2 million, mainly in respect of our operations in Israel. In 2024, we recorded tax expenses of $0.9 million, mainly in respect of our operations in Israel.

B.          Liquidity and Capital Resources

As of December 31, 2025, we had $12.1 million in cash and cash equivalents and short-term bank deposits and working capital of $25.0 million compared to $17.2 million in cash and cash equivalents and working capital of $25.8 million at December 31, 2024.

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

As of December 31, 2025 we did not have any outstanding bank debt and had unused revolving lines of credit of approximately $2.7 million with Bank Hapoalim B.M. The credit line from Bank Hapoalim B.M is secured by specific pledge on certain assets, by a first priority charge on the rest of our now-owned or after-acquired assets and by a fixed pledge on goodwill (intangible assets) and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the credit line prohibits us from selling or otherwise transferring any assets except in the ordinary course of business or from placing a lien on our assets without the bank’s consent. The credit facility may not remain available to us in the future.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

Year ended December 31,	2025	2024	2023
	($ in thousands)
Net cash provided by operating activities	1,146	4,540	8,862
Net cash used in investing activities	(5,331)	(15,871)	(2,959)
Net cash provided by (used in) financing activities	(1,240)	9,608	(3,806)
Effect of translation adjustments	331	20	(185)
Net increase (decrease) in cash and cash equivalents	(5,094)	(1,703)	1,912
Cash and cash equivalents at beginning of year	7,575	9,278	7,366
Cash and cash equivalents at end of year	2,481	7,575	9,278

The changes in assets and liabilities reflected in the cash flow statement do not correspond exactly to the respective amounts in the balance sheets included with this annual report, mainly because our functional currency is the NIS and our reporting currency is the dollar.

Net cash provided by operating activities was $1.1 million in the year ended December 31, 2025. This amount was primarily attributable to our pre-tax income of $0.8 million, non-cash expenses in the amount of $4.0 million, less increases in working capital items of $3.7 million. Net cash provided by operating activities was $4.5 million in the year ended December 31, 2024. This amount was primarily attributable to our pre-tax income of $5.1 million, depreciation of fixed assets of $1.5 million and a net increase in working capital items of $2.0 million. Net cash provided by operating activities was $8.9 million in the year ended December 31, 2023. This amount was primarily attributable to our pre-tax income of $7.7 million, depreciation of fixed assets of $1.3 million and a net increase in working capital items of $0.5 million.

Net cash used in investing activities was $5.4 million in the year ended December 31, 2025, compared to $15.9 million in the year ended December 31, 2024, and $3.0 million in the year ended December 31, 2023.  Net cash used in investing activities in each of the three years ended December 31, 2025 was primarily for the purchase of fixed assets for our production lines and leasehold improvements. In 2024 and 2023 it included also investment in short-term bank deposits in the amount of $6.4 million and $2.7 million respectively, and in 2023 a repayment from our insurance company in the amount of $2 million. In 2025 it also included proceeds from short-term deposits in the amount of $0.5 million.

Net cash used in financing activities was $1.2 million in the year ended December 31, 2025, which was primarily attributable to dividend distribution. Net cash generated from financing activities was $9.6 million in the year ended December 31, 2024, which was primarily attributable to the $9.3 million proceeds from a public offering  of our ordinary shares. Net cash used in financing activities was $3.8 million in the year ended December 31, 2023, which was primarily attributable to the $3.3 repayment of long-term loans and dividend distribution of $1.3 million.

Capital expenditures on a cash basis for the years ended December 31, 2025, 2024 and 2023 were approximately $5.4 million, $9.5 million and $2.4 million, respectively. Our capital expenditures in such periods mainly related to our investments in production and manufacturing equipment, and in leasehold improvements.

We expect to finance our 2026 operations from our cash flow from operations and cash balances. Although we anticipate that these capital resources will be adequate to satisfy our liquidity requirements through 2026, our liquidity could be negatively affected by the ongoing hostilities in our region, which could have an adverse effect on the global markets and on our operations, shortage in raw materials, continued operational difficulties in our manufacturing and a decrease in demand for our products, including the impact of changes in customer buying that may result from the general economic downturn, the stability of the dollar/NIS exchange rate, our results of operations, our suppliers’ payment terms, our customers’ demand for extending their payment terms and other factors detailed in Item 3D “Key Information - Risk Factors”.  If available liquidity is not sufficient to meet our operating as they come due, we would need to pursue alternative financing arrangements or reduce expenditures to meet our cash requirements through 2026. Such additional financing may not be available to us or, if available, may not be obtained on terms favorable to us, and there is no assurance that we would be able to reduce discretionary spending to provide the required liquidity.

C.          Research and Development, Patents and Licenses

During December 2022, we received final approval from the Israel Innovation Authority (“IIA”) for a 40% participation in an approximately $800,000 one-year development program, which started in January 2023. The program was extended for an additional 20 months until September 2025. During 2025, the program was discontinued due to a technological failure.

D.          Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

In addition to our results determined in accordance with GAAP, we believe certain non-GAAP financial measures and key metrics may be useful in evaluating our operating performance. We sometimes in our filings present EBITDA, and intend to continue to present this non-GAAP financial measure and key performance metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key performance metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares.

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

Recently Issued Accounting Standards

See Note 2v to our 2025 consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Directors

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Yitzhak Nissan (3)	76	Chairman of the Board of Directors
Mordechai Marmorstein (1)(2)	79	Director
David Rubner(4)	85	Director
Erez Meltzer(4)	68	Director
Revital Cohen-Tzemach	42	Director
Gad Dovev(1)(2)(3)(4)	79	External Director
Ilana Lurie (1)(2)(3)(4)	53	External Director
__________________________
(1) Member of our audit committee
(2) Member of our compensation committee
(3) Member of our banking committee
(4) Member of the Special Independent Committee for M&A purposes

At our 2025 annual general meeting held on September 18, 2025, our shareholders re-elected Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner, Erez Meltzer and Ms. Revital Cohen-Tzemach, to serve as  directors until our 2025 annual general meeting of shareholders. Mr. Gad Dovev was elected to serve as an external director for a fourth three-year term at our 2023 meeting of shareholders. Ms. Ilana Lurie was elected to serve as an external director for a third three-year term at our 2024 meeting of shareholders. On August 13, 2025, our audit committee and board of directors determined that Mordechai Marmorstein has the accounting and financial expertise required under the Israeli Companies Law and the Relief Regulations in order to continue serving as an independent director beyond the maximal three three-year periods set forth in the Israeli Companies Law, and therefore Mr. Marmorstein was nominated as an independent director for an additional three-year term.

Yitzhak Nissan has served as the Chairman of our board of directors since November 2013, and is a member of our banking committee. From October 2014 to July 2018, Mr. Nissan also served as our Chief Executive Officer. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985. Mr. Nissan served as a member of ILTAM (Israeli Users’ Association of Advanced Technologies in Hi-Tech Integrated Systems) Presidential Board between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries between 2012 and 2022. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel.  In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality.  In 2019, Mr. Nissan was awarded a “notable person” award by the city of Petach Tikva. Mr. Nissan holds a B.Sc. degree in Electronic Engineering from the University of Buffalo, New York.

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

Erez Meltzer has served as on the Board since 2009, including as its chairman from 2011 to 2013. Mr. Meltzer was the Executive Chairman of Hadassah Medical Center from 2014 until the end of 2020. He is currently the CEO and a member of the board of directors of Nano-x Imaging Ltd. Mr. Meltzer also serves as a director of Hadasit Bio Holding (HBL) Ltd., Mentfield Ltd., Capital Nature Ltd., GEM Pharma Ltd., Atlasense Ltd., Supplant Ltd., Tevel Aerobotics Technologies Ltd., Xenia Ltd. and Rivulis (Plastro) Ltd. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group. From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd. From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex. Mr. Meltzer is a teaching Professor on Crisis Management at Tel Aviv University since 2008. Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve). Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999. Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Ms. Revital Cohen-Tzemach has served on our board of directors since 2023 and had previously attended board meetings as a non-voting observer (since 2022). From 2015 to 2023, Ms. Cohen-Tzemach was employed by the Company, first as a trainee in the office of the CEO, then as an assistant to the CEO, and finally as a special project manager; currently Ms. Cohen-Tzemach is not engaged by the Company outside of her position on the Board. From 2008 until 2014, Ms. Cohen-Tzemach served as a branch manager for Halperin Optics Ltd., a major Israeli optics supplier. Ms. Cohen-Tzemach holds a B.Sc. degree in Optometry and an Executive M.B.A. degree from Bar-Ilan University.

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

Ms. Ilana Lurie was re-elected to serve as an external director in July 2024 and is a member of our audit and compensation committees. Ms. Lurie has served as a CFO, COO and director with significant experience in international finance and operations, within both large technology companies as well as start-ups. In the course of the last 10 years, Ilana led significant financing rounds, as well as debt restructuring processes. Ms. Lurie played a critical role in transition from R&D to production in NovelSat and she is currently leading this activity in IO Tech, in her capacity as CFO & COO and serving as External Director in Wearable devices (NASDAQ:WLDS). Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

Executive Officers

Set forth below are the name, age, principal position and a biographical description of each of our executive officers:

Name	Age	Position
Eli Yaffe	71	Chief Executive Officer
Ron Freund	61	Chief Financial Officer
Yitzhak Zemach	50	Director of Operations
Tomer Segev	56	VP Sales and Marketing
Raviv Segev	48	VP Technology & Process Engineering
Yaniv Luria	51	Chief Information Officer

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

Raviv Segev joined us in November 2025 as Vice President of Technology & Process Engineering. Dr. Segev has extensive experience in the industrial sector, having previously served in several senior positions in leading industrial companies in Israel. Dr. Segev holds a Ph.D. in Chemical Engineering from the Technion- Israel Institute of Technology and an MBA degree from Ono Academic College.

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

Ms. Revital Cohen-Tzemach is Yitzhak Nissan’s daughter. There are no other family relationships among any of our directors and executive officers.

B.          Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2025.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (consisting of 12 persons)	$2.2 million (1)	$0.4 million (2)

(1)	During the year ended December 31, 2025, we paid each of our directors an annual fee of approximately $16,000 and an attendance fee of $400 per meeting. These fees are included in the above amount.
(2)	The benefits amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

As of December 31, 2025, options to purchase 376,272 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $8.26 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2025. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2025.

Name of Officer	Position of Officer	Compensation for services (USD)(1)
		Base salary	Benefits and Perquisites (2)	Equity- Based (3)	Total compensation
Yitzhak Nissan (4)	Chairman of the Board	417,162	-	-	417,162
Eli Yaffe	Chief Executive Officer	324,806	300,767	81,329	706,901
Ron Freund	Chief Financial Officer	196,796	58,410	53,529	308,735
Yitzhak Zemach	VP Operations	189,519	92,945	39,831	322,295
Yaniv Luria	Chief Information Officer	142,299	69,663	20,678	232,639

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of NIS 3.45 per $1.00 (the average exchange rate in 2025).
(2)
 Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable, bonuses, car related expenses, managers’ insurance and pension funds, payments to the National Insurance Institute, advanced education funds, medical insurance, vacation allowance and other customary benefits. Bonuses represent accrued but not yet paid bonus payments for 2025, based on several criteria, including revenues, profit, employees’ safety, yield and on time deliveries.

(3)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2025 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

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

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by Israeli Companies Law regulations. Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that our external directors, Mr. Gad Dovev and Ms. Ilana Lurie, have the requisite “accounting and financial expertise.”

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

Without derogating from the foregoing, under the Companies Regulations (Relief for Companies Listed in a Foreign Stock Exchange), 5760-2000 (the “Relief Regulations”), a company whose shares are traded on any of the foreign stock exchanges listed in Section 5A(c) of the Relief Regulations, such as the Company, may extend an external director’s term of office for one or more additional three (3) year terms, if: (i) the company’s audit committee and board of directors confirm that such extension is in the company’s best interest, given the external director’s expertise and special contribution to the work of the board of directors and its committees; (ii) the extension is approved by the special vote required under the  Israeli Companies Law; and (iii) the external director’s overall term of office and the reasons of the audit committee and board of directors for extending it are presented to the shareholders prior to their approval of such extension. In August 2023, the audit committee and the board of directors have confirmed that extending Mr. Dovev’s term of office for an additional, fourth, three (3) year term, is in the best interest of the Company and its shareholders, for the following reasons: Mr. Dovev’s deep knowledge of the Company, gained over his many years of service as an external director, such that he is intimately familiar with both the Company’s past practices as well as its present strategy and affairs; Mr. Dovev’s extensive prior experience as a senior official of the Israeli Ministry of Defense, specifically in charge of different aspects of procurement, by virtue of which he offers unique guidance for Board-level decision-making with respect to one of the Company’s main type of clients – the defense sector, in Israel and abroad; and Mr. Dovev’s faithful attendance and participation in the meetings of our audit committee, the compensation committee and the board of directors since his appointment as an external director.

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

Our audit committee meets at least once each quarter. Under the Israeli Companies Law, the roles of the  audit committee are (i) to identify deficiencies in the management of our business, including in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such deficiencies; (ii) to define whether certain acts and transactions that involve conflicts of interest are material or and to define whether transactions that involve interested parties are extraordinary or not, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis); (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; (iv) to determine whether to approve related party transactions, that are subject to the audit committee’s approval according to the Israeli Companies Law; (v) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (vi) in companies where the internal auditor’s work plan is subject to board of directors’ approval, to examine and propose revisions to the internal auditor's work plan before it is presented to the board of directors; (vii) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the company’s size and special needs, and to review his annual plan and approve it should the company's articles of association require the approval of the Board for such plan; (viii) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control; and (ix) to set procedures for handling of complaints made by company’s employees in connection with management deficiencies and the protection to be provided to such employees.

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

On September 12, 2023, our shareholders approved a second amended and restated compensation policy for our company, which policy is consistent with our company’s written policy for recovering incentive-based compensation paid to its current and former executive officers in the event that we must prepare an accounting restatement due to its material noncompliance with any financial reporting requirements under securities laws (a “Claw-back Policy”). As required under the SEC’s final rule 10D-1, and the Nasdaq’s corresponding corporate governance listing rule 5608, which came into effect on October 2, 2023, our board of directors adopted our Claw-back Policy on August 3, 2023.

On July 8, 2024, our shareholders approved a third amended and restated compensation policy for our Company, including the following principal amendments: (i) with respect to the monthly based salary, the maximum gross amount payable to the active chairman of our board of directors was increased from NIS 100,000 to NIS 120,000 (approximately $32,260) and the gross amount payable to our CEO was increased from NIS 95,000 to NIS 110,000; (ii) with respect to the annual bonus plan, the bonus amounts (and the ceilings applicable thereto) are being calculated according to the applicable officer’s gross monthly salary at the time such bonuses are paid; and (iii) with respect to equity-based compensation, (a) for any equity grant, the exercise price per share shall be no less than the average share price on the stock exchange in the 30 trading days prior to the date on which such equity grant is made, and (b) the application of “acceleration mechanisms” included in our 2018 share incentive plan to any equity grant to any director or officer of our company will be determined at the time any such equity grant us made, or at any time thereafter.

On September 18, 2025, our shareholders approved a fourth amended and restated compensation policy, including the following principal amendment: with respect to company cars provided for the use of our officers; the maximum amount payable for our chairman of our board’s company car was increased from NIS 300,000 to NIS 330,000, including 18% VAT (approximately $103,448), the maximum amount payable for our CEO’s company car was increased from NIS300,000 to NIS330,000, including 18% VAT (approximately US$103,448),  the maximum amount payable for our vice presidents’ other officers’ company car was increased from NIS220,000 to NIS240,000, including 18% VAT (approximately US$75,235), and the maximum amount payable for our other managers’ (non-officers) company car was set at NIS200,000, including 18% VAT (approximately US$62,695).

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

In August 2024, our compensation committee and board of directors approved a new D&O Policy, including the order of payment, for the benefit of our directors and officers (including Mr. Nissan, our controlling shareholder, in his capacity as chairman of our board of directors), currently serving and as may serve from time to time. Our new D&O policy complies with all applicable limitations set forth in our amended and restated compensation policy, which was previously approved by our compensation committee, board of directors and shareholders. In accordance with Section 1B1 of the Israeli Companies Regulations (Relief Regarding Interested-Party Transactions), 5760-2000, such D&O policy requires only the approval of the Company’s compensation committee, provided that it is on market terms and would not materially affect the company’s profitability, property or liabilities – as was indeed determined by our compensation committee with respect to our new D&O policy. Furthermore, in accordance with Sections 1A1 and 1B(a)(5), the application of such D&O policy to our CEO, as well as to Mr. Nissan, likewise requires only the approval of the Company’s compensation committee and board of directors, provided that its terms are identical for all other directors and officers of our company – as was also determined by our compensation committee and board of directors. In August 2025, our compensation committee and board of directors approved the extension of the D&O Policy on substantially the same terms.

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

As of December 31, 2025, we employed 352 full-time employees in Israel, of which 224 were employed in manufacturing services, 45 in process and product engineering, 50 in quality assurance and control, 12 in sales and marketing and 21 in finance, accounting, information service and administration.

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

In addition, Eltek USA, a wholly-owned Delaware subsidiary, employed one full-time employee as of December 31, 2025 and 2024, and two full-time employees as of December 31, 2023.

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

Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute of Israel, which is similar to the United States Social Security Administration. Subject to minimum thresholds, the employer contribution to the National Insurance Institute is at the rate of 7.6% of the salary (same in 2024) and the employee contribution to the National Insurance Institute is at the rate of 12% of the salary (of which 5% relates to payments for national health insurance), both of which are limited to a maximum monthly salary of NIS 51,910 (approximately $16,272) in 2025, NIS 49,030 (approximately $13,251) in 2024, and NIS 49,00 (approximately $13,300) in 2023. In the year ended December 31, 2024, our aggregate payments as an employer to the National Insurance Institute amounted to approximately 5.7% of the salaries.

E.          Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 19, 2026 regarding the beneficial ownership of our ordinary shares by our directors and executive officers and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (2)
Principal Shareholders
Yitzhak Nissan (1)	3,942,462	58.7%

Senior Management and Directors
Eli Yaffe (1), (3)	62,702	*
Ron Freund (4)	42,519	*
Yitzhak Zemach (5)	18,039	*
Tomer Segev (6)	7,109	*
Yaniv Luria (7)	4,141	*
Ilana Lurie (8)	15,898
Mordechai Marmorstein (9)	15,898	*
David Rubner (10)	15,898	*
Erez Meltzer (11)	25,898	*
Revital Cohen-Tzemach (12)	8,938	*
Gad Dovev (13)	25,898	*
Raviv Segev(14)	938	*
All executive officers and directors as a group (12 persons) (15)	243,877	3.6%
__________

*Less than 1%
(1) The percentages shown are based on 6,719,827 ordinary shares issued and outstanding as of March 19, 2026.
(2) Except for Mr. Nissan, Mr. Yaffe and Mr. Freund, none of our directors or executive officers holds any of our ordinary shares. Mr. Nissan is the beneficial owner of 3,777,239 shares held by Nistec Golan, a company controlled by him and holds 165,223 shares as an individual. The principal business address of Nistec Golan is 43 Hasivim Street, Petach Tikva, Israel. Mr. Yaffe is the beneficial owner of 7,250 shares held by himself. Mr. Freund is the beneficial owner of 7,558 shares held by himself.
(3) The number of ordinary shares beneficially owned includes 55,452 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(4) The number of ordinary shares beneficially owned includes 34,961 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(5) The number of ordinary shares beneficially owned includes 18,039 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(6) The number of ordinary shares beneficially owned includes 7,109 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(7) The number of ordinary shares beneficially owned includes 4,141 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(8) The number of ordinary shares beneficially owned includes 15,898 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(9) The number of ordinary shares beneficially owned includes 15,898 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(10) The number of ordinary shares beneficially owned includes 15,898 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(11) The number of ordinary shares beneficially owned includes 25,898 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(12) The number of ordinary shares beneficially owned includes 8,938 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(13) The number of ordinary shares beneficially owned includes 25,898 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(14) The number of ordinary shares beneficially owned includes 938 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.
(15) The number of ordinary shares beneficially owned includes 229,069 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

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

During 2023, 151,000 options were granted under the plan, and 171,015 options were exercised. During 2024, 87,000 options were granted under the plan, and 68,347 options were exercised. During 2025, 26,000 options were granted under the plan, and 5,787 options were exercised. As of December 31, 2025, options to purchase 376,272 ordinary shares were outstanding under the plan, exercisable at an average exercise price of $8.26 per share. As of March 19, 2026, options to purchase 454,772 ordinary shares were outstanding under the plan, exercisable at an average exercise price of $8.36 per share.

In September 2018, our shareholders approved the grant of options to purchase 60,857 ordinary shares to Mr. Yaffe, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, July 1, 2018. Following the rights’ offerings of March 2019 and December 2020, these options are effectively exercisable into 78,580 ordinary shares. In June 2021, our shareholders approved an additional grant of options to purchase 100,000 ordinary shares to Mr. Yaffe, effective as of, and exercisable at a price per share equal to the average daily closing price of the ordinary shares during the 30 calendar days prior to, December 29, 2020. In September 2023, our shareholders approved an additional grant of options to purchase 25,000 ordinary shares to Mr. Yaffe, effective as of August 3, 2023. In June 2024 our shareholders approved an additional grant of options to purchase 20,000 ordinary shares to Mr. Yaffe, effective as of March 10, 2024.

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

In March 2021, our compensation committee and board of directors approved the grant of options to purchase 70,200 ordinary shares to our executive officers (other than Mr. Yaffe) and employees. In December 2021 and December 2022, our compensation committee and board of directors approved the grant of an additional 28,000 options (in the aggregate) to Mr. Freund. In August 2023, our compensation committee and board of directors approved the grant of an additional 76,000 options to our executive officers (other than the Mr. Yaffe) and employees. In March 2024, our compensation committee and board of directors approved the grant of an additional 10,000 options (in the aggregate) to Mr. Freund. In March, August and November 2024 our compensation committee and board approved the grant of an additional 67,000 options to our executive officers (other than Mr. Yaffe) and employees. In March, May and August 2025, our compensation committee and board of directors approved the grant of 55,500 options to our executive officers (other than Mr. Yaffe and Mr. Freund) and employees. In November 2025, our compensation committee and board of directors approved the grant of an additional 9,000 options (in the aggregate) to Mr. Freund. In March 2026, our compensation committee and board of directors approved the grant of an additional 37,500 options to our executive officers and employees (other than Mr. Yaffe and Mr. Fruend). In March 2026, our compensation committee and board of directors approved the grant of an additional 2,500 options (in the aggregate) to Mr. Freund.

In May 2023, we received a tax ruling from the Israeli tax authorities which enabled us to reduce the exercise price of options granted before the 2022, 2023 and 2024 dividend distributions, respectively, by an amount reflecting the dividend payment per share for each of 2022 ($0.17), 2023 ($0.22) and 2024 ($0.19). The ruling is also relevant with respect to future dividend distributions.

In July 2024, following approval by our audit committee and board of directors, our shareholders approved an amendment of the terms of all options heretofore granted to each of the Company’s directors (including the external directors, but excluding Mr. Yitzhak Nissan, and Ms. Revital Cohen-Tzemach) according to which, effective as of September 6, 2024, notwithstanding anything to the contrary in any award letter executed by our company and each director with respect to any options granted thereunder, in the event that the Company consummates an M&A Transaction (as defined in the 2018 Equity Share Incentive Plan), all unvested options as of such time shall automatically vest and become exercisable in full immediately prior to the consummation of such M&A Transaction. The foregoing amendment is made pursuant the 2018 Equity Share Incentive Plan, and meets the terms of the Third Amended and Restated Compensation Policy.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth certain information as of March 19, 2026 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Nistec Golan Ltd. (3)	3,777,239	56.2%

Yitzhak Nissan (3)	165,223	2.5%
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

(2)	The percentages shown are based on 6,719,827 ordinary shares issued and outstanding as of March 3, 2026.
(3)	Nistec Golan is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec Golan.

Significant Changes in the Ownership of Major Shareholders

On December 20, 2023, Nistec (Nistec Golan and Yitzhak Nissan together) filed a 13D/A with the SEC reflecting ownership of 3,709,463 Ordinary Shares, or 62.72% of our outstanding shares. On December 26, 2023, Nistec filed a 13D/A reflecting ownership of 3,620,908 Ordinary Shares, or 61.23% of our outstanding shares. On January 4, 2024, Nistec filed a 13D/A reflecting ownership of 3,511,360 Ordinary Shares, or 59.37% of our outstanding shares. On June 6, 2024, Nistec filed a 13D/A reflecting ownership of 3,525,424 Ordinary Shares, or 52.58% of our outstanding shares. On December 4, 2025, Nistec filed a 13D/A reflecting ownership of 3,730,802 Ordinary Shares, or 55.55% of our outstanding shares.

Major Shareholders Voting Rights

Our principal shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

Based on the information provided to us by our transfer agent, as of March 3, 2025, there were 8 holders of record of our ordinary shares, of which 5 record holders holding approximately 51.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of our ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 50.9% of our outstanding ordinary shares as of such date).

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

•
Commencing in the year ended December 31, 2024 and each calendar year thereafter, a performance-based bonus with respect to each such calendar year in an amount equal to 3 times the fixed fee, plus applicable VAT; the payment of such bonus is contingent on the Company having reached net income equal to 4% or more of the Company’s revenues for the applicable calendar year.

Our compensation committee, board of directors and shareholders at an Annual General Meeting resolved to approve the extension and amendment of the management agreement as set forth above.

In July 2024, our shareholders approved:

i.	The amendment and extension of the Amended PCB Purchase Procedure with Nistec Ltd.;

Nistec purchases PCBs from our company solely to provide assembled boards to its customers. Our sales to Nistec are based on our standard pricing, each PCB may be subject to a discount at such rate as offered by the Company from time to time to its other customer, provided that in no event shall the quoted price fall below 1.6 times the variable cost of such PCB, as determined by our dynamic pricing system. Alternatively, we may issue a quote based on a quote issued by a comparable independent PCB supplier with comparable technological capabilities, if and as provided by Nistec (the “Alternative Quote”). Our quote will include all ancillary costs such as shipping and customs. We may issue a quote based on the Alternative Quote only if it reflects a gross margin (sale price less the cost of raw materials) of at least 65%. Should the Alternative Quote be made by a supplier that has already designed tooling for the specific circuits ordered by Nistec, we may absorb the tooling costs, if Nistec does not charge its clients for such costs, and in accordance with our customary terms and conditions for orders received from unrelated third parties. Our decision to absorb such tooling costs will be made by our CEO. Should we be asked to indemnify Nistec for faulty PCBs, such indemnification will be made (a) in compliance with our general policy in the regard, and (b) subject to the pre-approval of our audit committee. Neither Mr. Nissan, our controlling shareholder, nor any of his relatives, may be involved in the process of issuing a quote by our company to Nistec or in any post-sale discussions such as with respect to warranties or indemnification for faulty products. Should the order be for imported PCBs, the quote should reflect the actual price of such PCBs, plus a mark-up of at least 20%. Should the order be for PCBs that are being sold from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to 50% of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

ii.	The amendment and extension of the amended general engagement terms, processes and restrictions of the Soldering and Assembly Services Procedure with Nistec Ltd.;

We may acquire soldering services (“Soldering Services”), (ii) design and/or design services for the production of PCBs (“Design Services”), and/or (iii) the ordering of soldering materials or components by Nistec on our company’s behalf (“Purchasing Services”) from Nistec. Nistec’s pricing for its Soldering Services and Design Services will be its standard pricing less a 5% discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the materials and/or components ordered, plus a 14.25% commission, which reflects a 5% discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not subject to Nistec’s standard pricing will be negotiated by the parties in good faith (without the participation of Mr. Nissan, our controlling shareholder, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. Out purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 3,000,000 (approximately $940,000) per annum.

In September 2025, the exculpation letter and the indemnification letter granted to Mr. Nissan were extended for an additional three (3) year period ending on December 31, 2028. In September 2023, our shareholders approved the grant of an exculpation letter and an indemnification letter to Ms. Revital Cohen-Tzemach, daughter of Mr. Nissan, subject to her election by the shareholders to serve on the board of directors, for a three (3) year period, ending on September 11, 2026.

Ms. Revital Cohen-Tzemach was previously employed by us as a special project manager. On September 12, 2023, our shareholders approved the grant of an annual bonus in the amount of NIS80,000 (approximately US$21,700) to Ms. Cohen-Tzemach under our annual bonus plan for the year 2022. At the same time, the term of Ms. Cohen-Tzemach’s employment agreement was extended until July 31, 2026, without modification of its terms. On July 8, 2024, our shareholders approved the grant of an annual bonus in the amount of NIS80,000 (approximately US$24,000) to Ms. Cohen-Tzemach under our annual bonus plan for the year 2023. Ms. Cohen-Tzemach’s employment with the Company ended on December 31, 2023.

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

During the period February 2019 through March 2023, three former employees filed lawsuits seeking additional payments in connection with their employment and subsequent termination which were all settled. As of December 31, 2025 we had no open lawsuits.

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

Dividend Distribution Policy

In November 2022, our board of directors declared the Company’s first cash dividend, in the amount of $0.17 per share and approximately $1 million in the aggregate. The dividend was paid in dollars on December 19, 2022, to all of the Company’s shareholders of record as of December 12, 2022. Prior to such distribution, we had never declared or paid any cash dividends to our shareholders. In November 2023, our board of directors declared another cash dividend in the amount of $0.22 per share and in the aggregate an amount of approximately $1.3 million. The dividend was paid on December 21, 2023, in dollars, to all of the Company’s shareholders of record as of December 13, 2023.

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

In April 2025, our board of directors declared another cash dividend in the amount of $0.19 per share, and in the aggregate amount of approximately $1.3 million. The dividend was paid on April 29, 2025, in dollars, to all of the Company’s shareholders of record as of April 22, 2025.

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

Subject to certain provisions relating to the linear calculation method applicable to the determination of the capital gain tax pertaining to capital gains derived from the sale of assets, purchased prior to January 1, 2003, or prior to January 1, 2012 (with respect to sale of assets or securities not listed in a stock exchange prior to 1.1.2012), the tax rate on capital gains, including capital gain from the sale of securities listed on a stock exchange and on dividends, is generally 25% for individuals and 30% for substantial individual shareholders (that are, generally, holders of 10% or more of the shares of the company on the date of the sale of the shares or at any date during the 12 months period preceding such sale).  The tax rate for capital gains generated by corporations is 23% (since 2018). Dividends paid to an Israeli company by another Israeli company are not subject to tax, unless received out of income derived from a benefited enterprise, or an approved enterprise, or stems from income derived or accrued outside of Israel. In any event the applicable paying company and/or bank withholds at source income tax at the rate of 25% or 30% in the case of a substantial individual shareholder.

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

In any event the applicable paying company and/or bank withholds at source income tax at the rate of 25% or 30% in the case of a substantial individual shareholder.

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of our ordinary shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant to a U.S. Holder of ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2025 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their ordinary shares.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file quarterly reports and financial statements. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

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

Foreign Currency Exchange Risk

Our reporting currency is the dollar. Our revenues are primarily denominated in the dollar, NIS and Euros, while our expenses are primarily denominated in NIS, dollars and Euros. As a result, the NIS value of our dollar and Euro denominated revenues are negatively impacted by the depreciation of the dollar and the Euro against the NIS.  In addition, fluctuations in rates of exchange between NIS and other currencies may affect our operating results and financial condition. The average exchange rate for the NIS against the dollar was approximately 6.7% lower in 2025 than 2024 and the average exchange rate of the NIS against the Euro was 2.7% lower in 2025 than 2024, and in total, these changes had a negative impact on our operating results in 2025. The average exchange rate for the NIS against the dollar was approximately 0.3% higher in 2024 than 2023 and the average exchange rate of the NIS against the Euro was 0.4% higher in 2024 than 2023, and in total, these changes had a positive impact on our operating results in 2024. As of December 31, 2025, we estimate that a devaluation of 1% of the dollar against the NIS would result in a decrease of approximately $328,000 in our operating income and devaluation of 1% of the Euro against the NIS would not have a material impact on our operating and financial results.

If we were to determine that it is in our best interests to enter into hedging transactions in the future in order to protect ourselves in part from currency fluctuations, we may not be able to do so, or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations and may result in additional expenses.

Commodity Price Risk

Cost of raw materials is a significant component of our cost of revenues. In 2025, the cost of raw materials used in production was $13.1 million compared to $13.0 million in 2024. A 1% increase or decrease in the cost of raw materials used in production would increase or decrease our cost of raw materials by approximately $131,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2025, our internal control over financial reporting is effective.

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

Independent Registered Public Accounting Firm Fees -

The following table sets forth, for the year ended December 31, 2025, the fees billed by our independent registered public accountants. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global have been serving as our principal independent registered public accounting firm as of December 31, 2024.

All of such fees were pre-approved by our audit committee.

Services Rendered.	2025	2024
Audit (1)	$101,500	$95,000
Audit Related Fees	$37,700	$35,000
Tax (2)	$5,800	$5,000
All other Fees (3)	5,200	4,900
Total	$150,200	$139,900
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

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM16J.	INSIDER TRADING POLICIES

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

ITEM16K.	CYBERSECURITY

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

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets	F-5 - F-6
Consolidated Statements of Comprehensive Income (loss)	F-7
Consolidated Statements of Changes in Shareholders’ Equity	F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to the Consolidated Financial Statements	F-11 - F-36

ITEM 19.	EXHIBITS
Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Share Certificate (3)
2.2*	Description of Ordinary Shares
3.1	Form of Director and Officer Indemnity Agreement (4)
4.1	Fourth Amended and Restated Compensation Policy dated September 18, 2025 (5)
4.2	English summary of terms of Waste Water Treatment Facility Building and Operation Agreement, dated July 3, 2014, by and between the Registrant and Elad Technologies (L.S.) (6)
4.3	Underwriting Agreement dated February 12, 2024(7)
8.1	List of Subsidiaries of the Registrant(8)
11.1*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network for the year ending December 31, 2023.
15.2*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global for the year ending December 31, 2025 and December 31, 2024.
97.1	Claw-back Policy dated August 3, 2023(9)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as Exhibit 1.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.
(3)	Filed as Exhibit 2.1 to our registration statement on Form F-1, registration number 333-229740, as amended, and incorporated herein by reference.
(4)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on October 31, 2019 and incorporated herein by reference.
(5)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on August 14, 2025 and incorporated herein by reference.
(6)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(7)	Included as Exhibit A to Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on August 8, 2023 and incorporated herein by reference
(8)	Filed as Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference.
(9)	Filed as Exhibit 97.1 to our Annual Report on Form 20-F for the year ended December 31, 2023, and incorporated herein by reference.
*	Filed herewith.

ELTEK LTD. AND ITS SUBSIDIARIES

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

IN U.S. DOLLARS

- - - - - - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENCE REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of

Eltek Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Eltek Ltd. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders' equity and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also audited the disclosure of significant expenses and other segment items in Note 14 that have been disclosed for 2023 due to the adoption of ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. In our opinion, such disclosures are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to these disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of Inventory Valuation Reserves

Description of the Matter
As of December 31, 2025, the Company’s net inventory balance was $11,154 thousand. As described in Note 2 to the consolidated financial statements, management records inventory at the lower of its cost or net realizable value. The Company reviews the components of its inventory on a periodic basis for excess and obsolescence and adjusts inventory to its net realizable value as necessary.

We determined that the write-offs for excess and obsolete inventory represent a critical audit matter due to the significant judgments involved in management’s estimation process and the level of audit effort required. Auditing these estimates demanded a high degree of professional judgment and an increased level of audit procedures to assess the methodology used and the reasonableness of the recorded write-offs.

How We Addressed the Matter in Our Audit
Our audit procedures to test the adequacy of the Company’s excess and obsolete inventory write-offs included, among others, evaluating the appropriateness of management’s inputs and assumptions used in estimating excess and obsolete inventory. We tested the completeness and accuracy of the underlying data used in management’s calculation, such as historical usage patterns, inventory aging, and prior write-off activity. We also tested the mathematical accuracy of the calculation and performed inquiries of management to understand the rationale for the estimate. In addition, we performed a retrospective review by comparing prior year write-off estimates to actual inventory disposals or write-offs.

/s/ KOST FORER GABBAY & KASIERER
A Member EY Global

We have served as the Company’s auditor since 2024.
Tel-Aviv, Israel
March 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of

ELTEK LTD.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 14 to the consolidated financial statements, the consolidated statement of comprehensive income, shareholders’ equity, and cash flows of Eltek Ltd. and subsidiaries (the "Company") for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements") (the 2023 financial statements before the effects of the retrospective adjustments discussed in Note 14 to the financial statements are not presented herein). In our opinion, the 2023 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting as described in Note 14 to the financial statements, present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting as described in Note 14 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network
Tel Aviv, Israel
March 26, 2024
We began serving as the Company’s auditor in 2020. In 2024 we became the predecessor auditor.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2025	2024

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	2,481	7,575
Short-term bank deposits	4	9,643	9,663
Trade receivables	2f	14,789	11,786
Inventories	5	11,154	9,488
Other accounts receivable and prepaid expenses	6	607	602

Total current assets		38,674	39,114

LONG-TERM ASSETS:

Severance pay fund	9	65	56
Deferred tax asset, net	16	387	496
Operating lease right-of-use assets	10	6,272	5,911
Property and equipment, net	7	20,862	14,578

Total long-term assets		27,586	21,041

Total assets		66,260	60,155

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONT.)

U.S. dollars in thousands

		December 31,
	Note	2025	2024

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		6,047	7,367
Other accounts payable and accrued expenses	8	6,565	5,136
Short-term operating lease liabilities	10	1,100	827

Total current liabilities		13,712	13,330

LONG-TERM LIABILITIES:

Accrued severance pay	9	515	443
Long-term operating lease liabilities	10	5,296	5,190

Total long-term liabilities		5,811	5,633

COMMITMENTS AND CONTINGENT LIABILITIES	11	-	-

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at December 31, 2025 and December 31, 2024; Issued and outstanding: 6,719,827 shares at December 31, 2025 and 6,714,040 shares at December 31, 2024		6,012	6,011
Additional paid-in capital		32,662	32,627
Foreign currency translation adjustments		6,111	664
Capital reserves		3,019	2,507
Accumulated deficit		(1,067)	(617)

Total shareholders' equity	12	46,737	41,192

Total liabilities and shareholders' equity		66,260	60,155

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2025	2024	2023

Revenues	14b	51,790	46,527	46,695
Cost of revenues		(43,806)	(36,188)	(33,593)

Gross profit		7,984	10,339	13,102

Operating expenses:
Research and development, net		(50)	(187)	(85)
Selling, general and administrative		(5,587)	(5,760)	(5,722)

Operating income		2,347	4,392	7,295
Financial (expense) income	15	(1,274)	705	422

Income before income taxes		1,073	5,097	7,717
Income tax benefit (expenses), net	16	(247)	(873)	(1,364)

Net income		826	4,224	6,353

Other comprehensive income, net:
Foreign currency translation adjustments		5,447	(119)	(406)

Total comprehensive income		6,273	4,105	5,947

Basic income per ordinary share attributable to Eltek Ltd. shareholders	13	0.12	0.64	1.08
Diluted income per ordinary share attributable to Eltek Ltd. shareholders	13	0.12	0.63	1.07

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2023	5,849,678	5,305	22,862	1,189	1,537	(9,873)	21,020

Share-based compensation	-	-	-	-	363	-	363
Dividend distribution	-	-	-	-	-	(1,321)	(1,321)
Exercise of stock options	171,015	138	725	-	-	-	863
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(406)	-	-	(406)
Net income	-	-	-	-	-	6,353	6,353

Balance as of December 31, 2023	6,020,693	5,443	23,587	783	1,900	(4,841)	26,872

Share-based compensation	-	-	-	-	607	-	607
Exercise of stock options	68,347	56	240	-	-	-	296
Issue of Share capital	625,000	512	8,800	-	-	-	9,312
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(119)	-	-	(119)
Net income	-	-	-	-	-	4,224	4,224

Balance as of December 31, 2024	6,714,040	6,011	32,627	664	2,507	(617)	41,192
Share-based compensation	-	-	-	-	512	-	512
Dividend distribution						(1,276)	(1,276)
Exercise of stock options	5,787	1	35	-	-	-	36
Comprehensive income:
Foreign currency translation adjustments	-	-	-	5,447	-	-	5,447
Net income	-	-	-	-	-	826	826

Balance as of December 31, 2025	6,719,827	6,012	32,662	6,111	3,019	(1,067)	46,737

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	826	4,224	6,353

Adjustments required to reconcile net income to net cash flows provided by operating activities:
Depreciation	2,104	1,546	1,317
Share-based compensation	512	607	363
Changes in deferred income tax assets, net	166	621	1,327
Decrease (increase) in long-term tax receivables	-	-	(25)
Accrued Interest, net and exchange rate effects	1,260	(463)	-
Increase (decrease) in employee severance benefits, net	8	(2)	172
Decrease (increase) in trade receivables, net	(1,215)	(988)	(1,010)
Decrease in operating lease right-of-use assets	1,028	859	888
Decrease in operating lease liabilities	(1,025)	(857)	(911)
Decrease (increase) in other receivables and prepaid expenses	75	341	(169)
Increase in inventories	(283)	(3,532)	(1,139)
Increase (decrease) in trade payables	(2,951)	929	989
Increase (decrease) in other liabilities and accrued expenses	641	1,255	707

Net cash provided by operating activities	1,146	4,540	8,862

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,351)	(9,506)	(2,432)
Investment in short-term bank deposits, net	20	(6,365)	(2,719)
Restricted deposit	-	-	192
Repayment from insurance	-	-	2,000

Net cash used in investing activities	(5,331)	(15,871)	(2,959)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net	-	9,312	-
Exercise of options	36	296	863
Dividend distribution	(1,276)	-	(1,321)
Repayment of long-term loans	-	-	(3,348)

Net cash provided by (used in) financing activities	(1,240)	9,608	(3,806)

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Effect of exchange rate on cash and cash equivalents	331	20	(185)

Increase (decrease) in cash and cash equivalents	(5,094)	(1,703)	1,912
Cash and cash equivalents at the beginning of the year	7,575	9,278	7,366

Cash and cash equivalents at end of the year	2,481	7,575	9,278

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid for interest	4	-	84
Cash paid for income taxes	30	61	37

Supplemental Disclosures of non-cash activity:
Purchase of property and equipment in credit	756	1,238	2,125
Right-of-use assets recognized with corresponding lease liabilities	581	225	506

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL

a.	General:

-
Eltek Ltd. ("the Company") was established in Israel in 1970, and its ordinary shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company". As of December 31, 2025, Eltek Europe GmbH is inactive.

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

The Company has a revolving credit facility pursuant to which the Company may withdraw an aggregate amount of up to NIS 8.7 million ($2.7 million), subject to several financial covenants. As of December 31, 2025, and December 31, 2024, the Company has no outstanding amounts under the facility.

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

-
Mechanical malfunction – The Company’s operations depend on specialized and, in some cases, aging manufacturing equipment that may malfunction and is not easily replaced, which could disrupt production and adversely affect its business. I addition, the Company may not be able to obtain insurance coverage to fully cover all losses, including business interruptions resulting from mechanical failures, and may be subject to higher premiums, increased deductibles, reduced coverage, or non-renewal.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL (CONT.)

-	The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

-
Since October 7, 2023, Israel has faced ongoing hostilities, including the armed conflict with Hamas in the Gaza Strip and periodic escalations with Hezbollah in Lebanon, which have continued to contribute to heightened regional tensions and uncertainty. In 2025 and 2026, this volatility further extended to include significant confrontations involving Iran and elements of the wider international community, with hostilities and military actions occurring between Israeli forces and Iranian targets that have exacerbated geopolitical instability in the region. Although there have been efforts toward temporary ceasefires and de-escalation, the risk of renewed or expanded military engagement involving Iran, Iran-backed actors in neighboring countries, and the potential for broader regional spillover remains. As of March 2026, these events have had no material impact on the Company's operations.

The Company's commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the region. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, the Company cannot assure that this government coverage will be maintained or, if maintained, will be sufficient to compensate fully the damages incurred.

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

C.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI"), are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI (2024 base) and the representative exchange rates are as follows:

		Exchange rate
	Israeli CPI	of one US dollar
	Points	NIS

December 31, 2025	103.6	3.190
December 31, 2024	100.9	3.647
December 31, 2023	97.8	3.627

	%

December 31, 2025	2.7	(12.5)
December 31, 2024	3.3	0.6
December 31, 2023	3.0	3.1

D.	Use of estimates:

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

Trade accounts receivables are recorded when the Company's right to consideration becomes unconditional. Trade accounts receivables are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for expected credit losses for estimated losses inherent in its accounts receivable portfolio.

The expected credit loss allowance is determined based on management's estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and volume of their operations.

The activity in the expected credit loss allowance is as follows:

	Year ended December 31,
	2025	2024	2023

Opening balance	301	264	162
Provision for credit losses	105	38	100
Foreign currency translation adjustments	58	(1)	2

Closing balance	464	301	264

G.	Inventories:

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

The Company's long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of a group of assets to be held and used is measured by a comparison of the carrying amount of the group to the future undiscounted cash flows expected to be generated by the group. If such group of assets is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2025, 2024 and 2023, the Company did not record any impairment charges attributable to long-lived assets.

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

During the years ended December 31, 2025, 2024 and 2023, the Company recognized share-based compensation expenses related to employee share options as follows:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	118	115	67
Sales and marketing expenses	53	33	17
General and administrative expenses	341	459	279

Total share-based compensation expenses	512	607	363

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

Expected volatility was calculated based on historical stock price volatility. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior.. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. As the Company's awards are dividend protected by reducing the exercise price, an expected dividend assumption of zero was used. The assumptions used to determine the fair value of the share-based awards are management’s best estimates and involve inherent uncertainties and the application of judgment.

The following assumptions were used in the Black-Scholes option pricing model for the three-year period ended December 31, 2024:

	2025	2024	2023

Dividend yield	0%	0%	0%
Expected volatility	78%-79%	78%-80%	79%-80%
Risk-free interest	3.9%-4.2%	3.7%-4.4%	4.2%-4.8%
Expected term	6.25 years	6.25 years	6.25 years
Forfeiture rate	0%	0%	0%

M.	Revenue recognition:

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

Unbilled accounts receivables

In certain Company contracts, contractual billings do not coincide with revenue recognized on the contract. Unbilled accounts receivables are recorded when revenue recognized on the contract exceeds billings, pursuant to contract provisions, and become billable upon certain criteria being met. Unbilled accounts receivables, for which the Company has the unconditional right to consideration, totaled $0 and $0 as of December 31, 2025 and 2024, respectively, and are included in the accounts receivable balance.

Deferred revenue consists of unrecognized amounts which have not yet been performed as of the balance sheet date, for which the Company has an unconditional right for a consideration or has collected the amounts. Deferred revenues are recognized as (or when) the Company performs under the contract. During the year ended December 31, 2025, the Company did not recognize revenue that were included in the deferred revenues balance as of December 31, 2024. Deferred revenues are presented as part of Other accounts payable and accrued expenses and amounted to $135 and $52 as of December 31, 2025 and 2024, respectively.

N.	Earnings per ordinary share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share." Options to purchase 223,000, 212,000 and 151,000 ordinary shares were not included in the computation of diluted EPS for the years 2025, 2024 and 2023 respectively, since the effect would be anti-dilutive.

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

As of December 31, 2025, 2024 and 2023, the Company did not have any derivative instruments, measured at fair value on a recurring or nonrecurring basis.  The Company's financial instruments on December 31, 2025 and 2024, consisted of cash and cash equivalents, short-term bank deposits, trade and other accounts receivable, other current assets and trade and other payables. The carrying amounts of the financial instruments, approximate fair value due to their short maturity.

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

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topics 740): Improvements to Income Tax Disclosures”, which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. This ASU is effective for the fiscal years beginning after December 15, 2024. The Company adopted this guidance on a prospective basis as reflected in the Notes to the Consolidated Financial Statements. There was no impact to the Company’s consolidated balance sheets, consolidated statements of income (loss), consolidated statements of shareholders’ equity or consolidated statements of cash flows (see Note 16).

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

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. The Company is currently evaluating the provisions of this ASU.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. Under ASU 2025-10, government grants are recognized when it is probable that the entity will both comply with the conditions of the grant and the grant will be received. The ASU provides specific accounting models for grants related to assets and grants related to income, including options to recognize government grants as deferred income or as a reduction of the asset’s cost basis. The ASU also requires enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	CASH AND CASH EQUIVALENTS

	December 31,
	2025	2024

Denominated in U.S. dollars	852	3,469
Denominated in NIS	1,022	2,230
Denominated in Euro	607	1,876

	2,481	7,575

NOTE 4:-	SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposited in NIS or U.S. Dollars. During the year ended December 31, 2025 and 2024, the Company recognized interest in the amount of $514 and $517, respectively.

NOTE 5:-	INVENTORIES

	December 31,
	2025	2024

Raw materials	4,798	4,141
Work-in-progress	5,569	4,467
Finished goods	787	880

	11,154	9,488

During the years ended December 31, 2025, 2024 and 2023, the Company recorded inventory write-offs in the amounts of $78, $80 and $80, respectively. Such write-offs were included in cost of revenues.

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2025	2024

Prepaid expenses	346	352
Receivables from government authorities	2	194
Others	259	56

	607	602

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:
Machinery and equipment	40,920	32,865
Equipment advanced payments	1,518	903
Leasehold improvements	14,081	10,985
Office furniture and equipment	1,149	882
	371	-

	58,039	45,635
Accumulated depreciation:
Machinery and equipment	(25,937)	(21,696)
Leasehold improvements	(10,417)	(8,732)
Office furniture and equipment	(823)	(629)

	(37,177)	(31,057)

Depreciated cost	20,862	14,578

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 were $2,104, $1,546 and $1,317, respectively.

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2025	2024

Accrued payroll including amounts due to government authorities	2,240	1,340
Provision for vacation and other employee benefits	2,092	2,088
Accrued expenses	1,042	694
Other liabilities	1,191	1,014

	6,565	5,136

NOTE 9:-	EMPLOYEE SEVERANCE BENEFITS

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

b.
The Company's employees participate in a pension plan or individual insurance policies that are purchased by them. The Company's liability for severance obligations for the employees employed for one year or more is discharged by making regular deposits with a pension fund or the insurance policies. Under Israeli law, there is no liability for severance pay in respect of employees who have not completed one year of employment. The amount deposited with the pension fund or the insurance policies is based on salary components as prescribed in the employment agreement. The custody and management of the amounts deposited are independent of the Company and accordingly, such amounts funded and related liabilities are not reflected in the balance sheet. For non-management employees, the Company deposits 72% of its liability for severance obligations with a pension fund for such employees, and upon end of employment with the Company, it makes a one-time deposit with the pension fund for the remaining balance. The Company deposited to the individual pension fund according to Section 14 of the Israeli Severance Pay Law $965 and $793 in 2025 and 2024, respectively.

NOTE 10:-	LEASES

The Company entered into operating leases primarily for offices and motor vehicles. The leases have remaining lease terms of up to 3.2 years, some of which may include options to extend the leases for up to an additional 5 years. On June 30, 2020, the Company signed a new agreement for its current office and manufacturing facilities lease which originally was to end in 2022. The new agreement is for five years starting in 2022 with an option to extend the lease by another five years until 2032. The Company treated the new agreement as an extension and a modification of its current operating lease as it does not grant the Company any additional right of use. In addition, the Company concluded that it is reasonably certain that it will exercise the additional five years option starting in 2027. Accordingly, the Company re-measured the lease liability based on the remaining lease term as of the modification date using the incremental borrowing rate at the effective date of the modification. See also Note 18 – Subsequent Events.

The Company also elected the practical expedient (by class of underlying asset) to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its leased motor vehicles.

a.	The components of operating lease costs were as follows:

	Year ended December 31,
	2025	2024	2023

Operating lease cost	1,351	1,142	1,188
Total lease costs	1,351	1,142	1,188

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LEASES (CONT.)

b.	Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2025	2024

Operating lease ROU assets	6,272	5,911
Operating lease liabilities, current	1,100	827
Operating lease liabilities, long-term	5,296	5,190
Weighted average remaining lease term (in years)	5.81	6.94
Weighted average discount rate	6.15%	6.17%

c.	Future lease payments under operating leases as of December 31, 2025, are as follows:

As of December 31, 2025

2026	1,418
2027	1,375
2028	1,169
2029	1,124
2030	1,124
2031-2032	1,345

Total undiscounted lease payments	7,555
Less: imputed interest	(1,159)

Present value of lease liabilities	6,396

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks. As of December 31, 2025 the Company has no debt to banks; however such pledges has not yet been cancelled.

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

The Company's articles of association allow it to exculpate any office holder from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. As of December 31, 2025, no liability was recorded with respect to the indemnification agreement.

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

In October 2023, the Company received a notice from the Ministry regarding some suspicion of contamination of the soil from a drilling survey that was done in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited the Company's facility and informed the Company that an additional survey of the soil and groundwater in the facility area would be required. In June 2025, the Company received a request from the Water Authority to carry out a preliminary investigation of the groundwater at the facility. The Company submitted its proposed investigation plan, which has been approved, and is expected to carried During 2026. As of December 31, 2025, the Company is still in discussions with the Ministry regarding the need and scope a soil survey and the revisions made to the Company's poison permit to include instructions on this subject and applicable deadlines.

In February 2026, the Company received a summons for a hearing from representatives of the Ministry of Environmental Protection in connection with two hazardous materials incidents that occurred during 2025. The hearing is scheduled to take place in April 2026. As of the balance sheet date, the Company is unable to assess the outcome of this hearing.

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

During 2023, 151,000 options were granted under the Plan and 171,015 options were exercised. During 2024, 87,000 options were granted under the Plan and 68,347 options were exercised. During 2025, 26,000 options were granted under the Plan and 5,787 options were exercised. The total fair value of the options granted is being recognized over a four-year vesting period.

As of December 31, 2025, options to purchase 414,772 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $8.46 per share. The share-based compensation expense related to employees' equity-based awards, recognized during 2025, 2024 and 2023 was $512, $607 and $363, respectively.

A summary of employee option activity under the Plan as of December 31, 2025 and changes during the year ended December 31, 2025 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2025	369,809	8.30	7.8	992
Granted	26,000	10.12	9.3	-
Exercised	5,787	6.26	4.4	-
Forfeited	13,750	8.53	7.5	-

Outstanding at December 31, 2025	376,272	8.26	7.0	145

Exercisable at December 31, 2025	239,895	7.05	6.3	383

The weighted-average fair value of options granted during the years ended December 31, 2025, 2024 and 2023 were $8.30, $9.20 and $5.90, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fourth quarter of fiscal 2025 and 2024 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company's share. As of December 31, 2025, there was approximately $934 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's share option plans. This cost is expected to be recognized over a weighted average period of 2.3 years. The total intrinsic value of options exercised during the years ended December 31, 2025 and 2024 was $0.01 million and $0.88 million, respectively. The Company satisfies stock option exercises through the issuance of new shares and does not maintain or utilize treasury shares for this purpose.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2025	2024	2023
Numerator:
Profit attributable to Eltek Ltd. shareholders	826	4,224	6,353

Denominator:
Denominator for basic profit per share weighted-average number of shares outstanding	6,716,236	6,626,391	5,902,447
Effect of diluting securities:
Employee share options	72,286	75,018	54,041

Denominator for diluted profit per share - adjusted weighted average shares and assumed exercises	6,788,522	6,701,409	5,956,488

NOTE 14:-	OPERATING SEGMENTS AND ENTITY WIDE DISCLOSURES

a.	The Company operates as a single operating segment - manufacturing, marketing and sale of custom made printed circuit boards.

The CODM of Eltek Ltd. is the Chief Executive Officer (CEO). The CEO evaluates the company's performance and allocates resources based on financial information presented on a consolidated basis. The Company’s CODM uses consolidated net income to review actual results to allocate resources within the business to continue growth. The CEO does not use asset-based measures in assessing segment performance or allocating resources.

Significant expenses that the CEO monitors include cost of raw materials and inventory change, manufacturing cost, salaries and depreciation cost. These expenses are evaluated on a consolidated basis to understand their impact on the company's profitability. Other items considered in the assessment of segment performance include general and administrative, tax expenses and finance income. These items are reviewed collectively to gain a comprehensive understanding of the company's financial position.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	OPERATING SEGMENTS AND ENTITY WIDE DISCLOSURES (CONT.)

The following table presents information on reportable segment profit for the periods presented:

	Year ended December 31,
	2025	2024	2023
Revenues	51,790	46,527	46,695
Less:
Raw materials	13,404	12,209	11,661
Manufacturing	9,610	7,904	7,467
Salaries	22,215	18,828	16,787
Depreciation	2,104	1,546	1,317
Other segment items*	3,636	1,816	3,110

Net profit	826	4,224	6,353

*	Other segment items comprised of other cost items included with cost of sales, research and development, selling, general and administrative, tax expenses and finance income.

b.	Customers who accounted for over 10% of the total consolidated revenues:

	Year ended December 31,
	2025	2024	2023

Customer A - Sales of manufactured products	18.3%	8.3%	13.7%
Customer B - Sales of manufactured products	6.0%	15.5%	14.0%

c.	Revenues by geographic areas:

Israel	35,305	30,709	26,735
North America	4,666	4,019	5,198
Netherlands	4,425	4,976	5,673
India	3,501	4,691	6,480
Others	3,893	2,132	2,609

	51,790	46,527	46,695

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	OPERATING SEGMENTS AND ENTITY WIDE DISCLOSURES (CONT.)

d.	Primary industries for which the Company produced PCBs:

Defense and aerospace equipment	73%	65%	51%
Medical equipment	7%	6%	7%
Industrial equipment	9%	13%	14%
Distributors, contract electronic manufacturers and others	11%	16%	28%

	100%	100%	100%

NOTE 15:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2025	2024	2023

Interest on long-term bank loans	-	-	84
Interest on bank deposits	(573)	(730)	(169)
Bank charges	54	38	38
Foreign exchange loss (gain), net	1,793	(13)	(375)

	1,274	(705)	(422)

NOTE 16:-	TAXES ON INCOME

a.	Tax laws applicable to the Company:

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

As of December 31, 2025 the Company's carryforward operating losses for tax purposes were approximately $0.0 million. Carryforward capital losses for tax purposes were approximately $9.5 million. The Company's carryforward losses for tax purposes and tax credits carryforward do not have expiration dates.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	TAXES ON INCOME (CONT.)

d.	Income tax assessments:

The Company files its income tax return in Israel. Eltek USA files its income tax return in the United States.

In Israel, the Company has received final tax assessments through the 1995 tax year. Assessments through the 2020 tax year are considered final due to statute of limitations. The Israeli tax returns of the Company may be audited by the Israeli Tax Authorities for the tax years beginning in 2021.

Eltek Europe's tax returns remain subject to audit for the tax years beginning in 2015. The tax returns of Eltek USA remain subject to audit for the tax years beginning in 2021.

e.	Income before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Income before income tax expense:
Israel	897	4,976	7,557
Foreign jurisdictions	176	121	160

	1,073	5,097	7,717

f.	Taxes on income (tax benefit) are comprised of the following:

	Year ended December 31,
	2025	2024	2023

Domestic taxes:
Current	162	-	-
Deferred	39	834	1,323

	201	834	1,323

Foreign taxes:
Current	46	39	41
Deferred	-	-	-

Taxes on income (tax benefit), net	247	873	1,364

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	TAXES ON INCOME (CONT.)

g.	Reconciliation of the theoretical income tax benefit to the actual income tax expense:

The following table presents the reconciliation between the Company’s theoretical income tax and effective income tax for the year ended December 31, 2025 after the adoption of ASU 2023-09

	Year ended December 31,
	2025

Israeli Statutory Corporate Tax Rate	247	23%

Tax benefit arising from "Preferred enterprises"	(75)	(7)%
Foreign tax rate differential in subsidiaries	6	-
Nontaxable and Nondeductible items:
Share based compensation	81	8%
Other adjustments	(12)	(1)%
Total Effective Tax Rate	247	23%

The following table presents the reconciliation between the Company’s theoretical income taxes and effective income taxes for the years ended December 31, 2024 and 2023 prior the adoption of ASU 2023-09:

	Year ended December 31,
	2024	2023

Income before income tax expense as reported in the consolidated statements of comprehensive income	5,097	7,717

Israel Statutory tax rate	23%	23%

Theoretical tax expense calculated	1,172	1,775

Tax benefit arising from "Preferred enterprises"	(357)	(532)
Foreign tax rate differential in subsidiaries	11	(3)
Non-deductible items and others	47	124

Total	(299)	(411)

Income tax (benefit) expense	873	1,364

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	TAXES ON INCOME (CONT.)

h.	Deferred tax assets and liabilities:

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2025	2024

Deferred tax assets:

Net operating loss carryforwards (in Israel)	-	132
Capital loss carryforwards (in Israel)	2,491	2,179
Prepayment for non-deductible expenses	884	886
Reserves and other	457	443

Total gross deferred taxes	3,832	3,640

Less valuation allowance	(2,492)	(2,179)

Deferred tax assets, net	1,340	1,461

Deferred tax liabilities:
Undistributed income of subsidiaries	(216)	(200)
Property and equipment	(737)	(765)

Total deferred tax liabilities	(953)	(965)

Net deferred tax assets	387	496

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. During the year ended December 31, 2025, the Company concluded that, based on its evaluation of available evidence, it was not more likely than not that deferred tax assets related to capital losses carryforwards in Israel were realizable.

i.	Accounting for uncertainty in income taxes:

For the twelve-month periods ended December 31, 2025, 2024 and 2023, the Company did not have any material unrecognized tax positions and thus, no interest and penalties related to unrecognized tax positions were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

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

a.	Balances with related parties:

	December 31,
	2025	2024

Trade accounts receivable	320	246
Trade accounts payable	89	38

b.	Transactions with related parties:

	Year ended December 31,
	2025	2024	2023

Revenues	1,664	1,240	769
Purchases, general and administrative expenses	684	489	550

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

In addition, the Company's shareholders in the annual general meetings held on December 5, 2019, October 29, 2020 and August 31, 2022 approved the following:

a.	The extension of the Directors and Officers' Indemnity Agreement with Mr. Nissan.
b.	The extension of the Exculpation Letter with respect to Mr. Nissan .
c.	The application of the Company’s directors and officers' liability insurance policy with respect to Mr. Nissan

NOTE 18:-	SUBSEQUENT EVENTS

a.
In January 2026 the Company signed an additional amendment to the leased facility agreement extending it until the end of 2039, without a change in rent increase mechanism, and with a 50% discount on several rent months to compensate the Company for improvements made by it to the leased facility.

b.
Subsequent to the balance sheet date, the Company granted 40,000 options to its officers, exercisable into the Company’s shares at an exercise price of $8.82 per share, in accordance with the terms of the Company’s equity incentive plan.

- - - - - - - - - - - - - - - - - - -

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELTEK LTD.

By:	/s/ Eli Yaffe
Name:	Eli Yaffe
Title:	Chief Executive Officer

By:	/s/ Ron Freund
Name:	Ron Freund
Title:	Chief Financial Officer

Dated: March 26, 2026